UniCredit

082-03185

Unicredito Italiano

12-31-09
AR/S

Make it simple. It's *easy* with UniCredit.

UniCredit S.p.A.
2009 Reports and Accounts

We UniCredit people are committed to generating value for our customers.

As a leading European bank, we are dedicated to the development of the communities in which we live, and to being a great place to work.

We aim for excellence and we consistently strive to be easy to deal with.

These commitments will allow us to create sustainable value for our shareholders.

UniCredit

Times change, but commitments do not. We emerged from 2009 with a renewed sense of purpose and direction. What was important to us before is even more important today. Namely, our customers.

Accordingly, we developed a new mission statement in 2009 to reinforce those principles and practices that we believe to be drivers of greater customer centricity. Emphasized in this mission is the desire to make banking as easy as possible for our customers by offering the kind of simple, straightforward solutions that can assist them in achieving their financial goals reliably and efficiently.

This is what we call "real-life banking". It means providing our clients with more than just financial services by giving them the right support at the right time and in the right way. It is about looking our customers in the eye, working closely with them to assess their real-life needs, and then using our expertise to deliver effective solutions through smooth and easy interactions.

We believe that our rigorous dedication to simplicity and transparency will continue to advance excellence in all that we do. It will also maintain and grow the trust of our customers - a trust that is exemplified in the following pages.

This year's report features photographs and personal stories from UniCredit Group customers across Europe, highlighting the concrete role that our company has played in their lives. Each of these individuals, who represent the foundation upon which we are structuring our shared future, has told us about a time we made their life easier.

UniCredit S.p.A.
2009 Reports and Accounts

Dace Markeviča
Uralchem Trading Sia
Corporate Banking Client - Latvia

«Uralchem Trading has the assurance that every time, even when it comes to fairly simple banking transactions like payments, UniCredit Bank will look for and find mutually beneficial solutions. The bank's professional staff always offers helpful advice on successful business operations, thereby laying the foundation for mutual trust and a long-term partnership.»

It's easy with UniCredit.



Board of Directors, Board of Statutory Auditors and External Auditors

Board of Directors

Dieter Rampl	Chairman
Luigi Castelletti	Deputy Vice Chairman
Farhat Omar Bengdara Vincenzo Calandra Buonaura Fabrizio Palenzona	Vice Chairmen
Alessandro Profumo	Chief Executive Officer
Giovanni Belluzzi Manfred Bischoff Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Lucrezia Reichlin Hans-Jürgen Schinzler Theodor Waigel Anthony Wyand Franz Zwickl	Directors
Lorenzo Lampiano	Company Secretary

Board of Statutory Auditors

Giorgio Loli	Chairman
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	Statutory Auditors
Massimo Livatino Giuseppe Verrascina	Substitute Auditors

KPMG S.p.A.	**External Auditors**
Marina Natale	**Nominated Official in charge of Drawing up Company Accounts**

UniCredit
Italian Joint Stock Company
Registered Office: Rome, Via A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register,
Tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredit Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €9,648,790,961.50 fully paid in

Secondino Lamparelli,
ReviPlant
Retail Client - Italy

«In 1999, my partners and I started a garden center in the hills above Moncalieri, Turin. Our innovative, customer-oriented approach enabled us to become a major player in this business and an important part of our local community. Thanks to our relationship with UniCredit and its guidance, we have expanded and are still growing.»

It's easy with UniCredit.


GMM
MASTI
TUN
ING
GMM
MASTI

Contents

Note to the Report on Operations:
The following conventional symbols have been used in the tables:
- **A dash** (-) indicates that the item/figure is inexistent;
- **Two stops** (..) or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not avalailable.

Unless otherwise indicated, all amounts are **in millions of euros.**

2009 Report on Operations

Introduction

To the Shareholders,

During fiscal year 2009, given the changing economic and financial environment, foundations were laid to ensure that the Group has the tools necessary to position itself favorably in the market and take timely advantage of opportunities arising from future economic growth. In this pursuit, there have been both capital increases, which were also made to strengthen the capital ratios, as well as a project to review the divisional model in order to increase customer satisfaction and territorial presence.
In the first months of 2009, the following asset-strengthening measures were implemented, as approved by the Board of Directors in October 2008:

- Firstly, the capital increase approved by the UniCredit Shareholders' Meeting on November 14, 2008 was implemented, by virtue of which 972,225,376 new ordinary shares were offered as options to the holders of UniCredit ordinary and savings shares from January 5 to 23, at a ratio of 4 ordinary shares for every 55 ordinary and/or savings shares held, at a unit issuance price of €3.083 per share, with a share premium of €2.583.
  On February 23, 2009, at the end of the offering period for the unexercised option rights on the stock exchange, the capital increase was completed with Mediobanca's underwriting of 967,578,184 UniCredit ordinary shares pursuant to the security agreement entered into by it with the obligation to underwrite a quantity of newly issued shares corresponding to the unexercised option rights. Nearly all of the shares underwritten by Mediobanca were used to support the issuance of financial instruments (the so-called CASHES).
  Thus, the capital increase of €2,997,370,834.21 was fully subscribed, including €486,112,688.00 in share capital and €2,511,258,146.21 in share premium;
- Subsequently, on March 17, the UniCredit Board of Directors passed a resolution to be submitted to the Shareholders' Meeting for an allocation of profits to the shareholders by attributing newly issued UniCredit shares (so-called scrip dividends) deriving from a free increase in share capital pursuant to Article 2442 of the Civil Code by drawing on a special reserve established at the time of the approval of the allocation of profits for fiscal year 2008.
  As a result, on April 29 an extraordinary session of the Shareholders' Meeting approved a free capital increase with a nominal value of €1,218,815,136.50 with the issuance of 2,435,097,842 ordinary shares and 2,532,431 savings shares with a unit nominal value of €0.50 each. In particular, 29 new ordinary shares were attributed for every 159 ordinary shares already owned and 7 new savings shares for every 60 savings shares held; these shares were made available to shareholders on May 21, 2009 (quoted "ex" from May 18, 2009).
  With the aim of raising capital ratios to the levels of the top competitors in the international and European environment, while ensuring that the Group has the ability to position itself favorably on the market and take timely advantage of opportunities for future growth, the extraordinary session of the Shareholders' Meeting held on November 16 resolved to:
- increase the share capital by a total maximum amount of €4 billion, including any eventual premium, by issuing ordinary shares with regular dividend entitlement and a nominal value of €0.50 each, to be offered as options to holders of the company's ordinary and savings shares pursuant to Article 2441 of the Civil Code,
- grant the necessary powers to the Board of Directors to establish the procedures and timing of such capital increase and, in particular, to determine near the beginning of the public offering and on the basis of the market conditions then prevailing, the subscription price of the shares (including share premium) and, thereafter, the number of shares to be issued and the related option allocation ratio.

With respect to corporate transactions, consistent with implementation of the Group's new organizational model within the scope of the GBS Strategic Business Area, disposals of the following business units have been carried out:

- "Group ICT," agreed on February 23 with an effective date of March 1, to UGIS, involving the transfer of 46 employees and the related capital items (about €2 million);
- "HR Business Unit," agreed on September 28 with an effective date of October 1, to UniCredit Business Partner, involving the transfer of 276 employees and the related capital items (about €11.4 million);
- "Regulators' Reporting Business Unit," agreed on September 28 with an effective date of November 1, to UniCredit Business Partner, involving the transfer of 12 employees and the related capital items (about €0.7 million);
- "Pension Funds Real Estate Management," agreed on December 16 with an effective date of January 1, 2010, to UniCredit Real Estate, involving the transfer of 21 employees and the related capital items (about €2 million);

Summary information on the balance sheet and income statement as at December 31, 2009 and for the preceding fiscal year is given below.

It has to be noted that Income Statement as at December 31, 2008 includes, due to the merger and the following transfer effected on November 1, 2008, the economic results of the first 2008 ten months generated by UniCredit Banca, Banca di Roma, Banco di Sicilia e Bipop Carire. The comparison between 2009 and 2008 has been affected by this asymmetry. To compare 2009 and 2008, it is necessary to refer to comments to the single income voices, to which reference is therefore made, where 2008 has been recalculated properly.

Condensed Accounts

Condensed Balance Sheet

(€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	PERCENT
Assets				
Cash and cash balances	5,914	33	+5,881	n.s.
Financial assets held for trading	6,352	9,005	-2,653	-29.5%
Loans and receivables with banks	203,963	208,439	-4,476	-2.1%
Loans and receivable with customers	51,665	36,519	+15,146	+41.5%
Financial investments	83,833	80,078	+3,755	+4.7%
Hedging instruments	4,411	2,110	+2,301	+109.1%
Property, plant and equipment	33	38	-5	-13.2%
Goodwill	8,739	8,739	-	-
Other intangible assets	31	33	-2	-6.1%
Tax assets	5,563	6,077	-514	-8.5%
Non-current assets and disposal groups classified as held for sale	-	-	-	-
Other assets	2,452	5,019	-2,567	-51.1%
Total assets	**372,956**	**356,090**	**+16,866**	**+4.7%**
Liability and shareholders' equity				
Deposits from banks	159,607	157,703	+1,904	+1.2%
Deposits from customers and debt securities in issue	147,007	131,527	+15,480	+11.8%
Financial liabilities held for trading	2,939	3,893	-954	-24.5%
Financial liabilities designated at fair value	-	-	-	-
Hedging instruments	5,045	3,929	+1,116	+28.4%
Provisions for risks and charges	1,258	1,490	-232	-15.6%
Tax liabilities	615	2,665	-2,050	-76.9%
Liabilities included in disposal group classified as held for sale	-	-	-	-
Other liabilities	2,393	3,893	-1,500	-38.5%
Shareholders' equity:	54,092	50,990	+3,102	+6.1%
- capital and reserves	*53,958*	*47,818*	*+6,140*	*+12.8%*
- available-for-sale assets fair value reserve and cash-flow hedging reserve	*83*	*-109*	*+192*	*n.s.*
- net profit (loss)	*51*	*3,281*	*-3,230*	*-98.4%*
Total liabilities and shareholders' equity	**372,956**	**356,090**	**+16,866**	**+4.7%**

Condensed Income Statement

(€ million)

	YEAR		CHANGE	
	2009	2008	€M	PERCENT
Net interest	-587	3,426	-4,013	n.s.
Dividends and other income from equity investments	1,324	2,973	-1,649	-55.5%
Net interest income	**737**	**6,399**	**-5,662**	**-88.5%**
Net fees and commissions	46	2,465	-2,419	-98.1%
Net trading, hedging and fair value income	117	-288	+405	n.s.
Net other expenses/income	157	-131	+288	n.s.
Net non-interest income	**320**	**2,046**	**-1,726**	**-84.4%**
OPERATING INCOME	**1,057**	**8,445**	**-7,388**	**-87.5%**
Payroll costs	-552	-2,948	+2,396	-81.3%
Other administrative expenses	-537	-2,492	+1,955	-78.5%
Recovery of expenses	73	348	-275	-79.0%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-8	-91	+83	-91.2%
Operating costs	**-1,024**	**-5,183**	**+4,159**	**-80.2%**
OPERATING PROFIT (LOSS)	**33**	**3,262**	**-3,229**	**-99.0%**
Net provisions for risks and charges	-105	-402	+297	-73.9%
Integration costs	-17	-66	+49	-74.2%
Net write-downs of loans and provisions for guarantees and commitments	-108	-285	+177	-62.1%
Net income from investments	-205	-286	+81	-28.3%
PROFIT (LOSS) BEFORE TAX	**-402**	**2,223**	**-2,625**	**n.s.**
Income tax for the year	453	1,058	-605	-57.2%
NET PROFIT (LOSS) FOR THE YEAR	**51**	**3,281**	**-3,230**	**-98.4%**

Operations[1]

Human Resources

Personnel changes

As of December 31, 2009, the staff of UniCredit S.p.A. totaled 4,159 employees compared to 4,107 employees as of December 31, 2008. After the growth phase resulting from the merger with the Capitalia Group and from the centralization in UniCredit S.p.A. of the Retail Bonks' coordination (UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia), staff levels stabilized in 2009. In 2009 the areas most affected by further centralization and reorganization have been Risk Management and Identity and Communication, as well as the creation of the Security Service Line.

Corporate transactions during the year resulted in:
- the transfer of 46 employees to UniCredit Global Information Services due to the sale of the "Group ICT";
- the transfer of 12 employees to UniCredit Business Partner due to the sale of the Regulators Reporting business unit;
- the transfer of 276 employees to UniCredit Business Partner due to the sale of the HR business unit.

The implementation of the leaving incentive program continued (solidarity fund and individuals entitled to pensions), and led to the departure of 80 employees during the year. Furthermore, the reorganization process, which was begun in 2008, will continue until the right sizing of staff levels is achieved. At the same time, further transfers from and to Group companies and normal turnover led to the current composition as shown in the table below which provides a breakdown of staff by category (data include foreign branches).

Category

	12.31.2009		12.31.2008		CHANGE	
	TOTAL	*OF WHICH: OUTSIDE ITALY*	TOTAL	*OF WHICH: OUTSIDE ITALY*	IN TOTAL	PERCENT
Senior Management	604	*99*	601	*93*	+3	+0.5%
Management - 3rd and 4th grade	1,310	*82*	1,257	*92*	+53	+4.2%
Management - 1st and 2nd grade	936	*18*	868	*30*	+68	+7.8%
Other Staff	1,309	*63*	1,381	*103*	-72	-5.2%
Total	**4,159**	***262***	**4,107**	***318***	**+52**	**+1.3%**
of which, Part-time staff	*196*	-	*259*	-	*-63*	*-24.3%*

The tables below provide a breakdown of personnel by seniority and age group. 52% of UniCredit SpA staff members (compared to 51% at December 31, 2008) have a university degree (primarily in economics, business, banking or law).

42% of staff were women (compared to 43% at December 31, 2008).

Breakdown by seniority

	12.31.2009		12.31.2008		CHANGE	
	NUMBER	PERCENT	NUMBER	PERCENT	AMOUNT	PERCENT
Up to 10	2,049	49.3%	1,954	47.6%	+95	+4.9%
From 11 to 20 years	615	14.8%	630	15.3%	-15	-2.4%
From 21 to 30 years	928	22.3%	908	22.1%	+20	+2.2%
Over 30	567	13.6%	615	15.0%	-48	-7.8%
Total	**4,159**	**100.0%**	**4,107**	**100.0%**	**+52**	**+1.3%**

Breakdown by age

	12.31.2009		12.31.2008		CHANGE	
	NUMBER	PERCENT	NUMBER	PERCENT	AMOUNT	PERCENT
Up to 30	404	9.7%	475	11,6%	-71	-14,9%
From 31 to 40 years	1.378	33.1%	1.331	32,4%	+47	+3,5%
From 41 to 50 years	1.311	31.5%	1.325	32,2%	-14	-1,1%
Over 50	1.066	25.7%	976	23,8%	+90	+9,2%
Total	**4.159**	**100.0%**	**4.107**	**100,0%**	**+52**	**+1,3%**

Reference should be made to the section "Our Staff" in the Sustainability Report for coverage of training, management growth, industrial relations, environment and work safety.

1. A description of the macroeconomic scenario is provided in the report on operations of the consolidated 2009 Annual Report.

Main Business Areas

At the Parent Company, specific business activities are being performed related to the Group's treasury operations (Group Finance Department) and the CIB (Corporate & Investment Banking), with particular focus on the operations of Global Transaction Banking (GTB) and the Foreign Branches, which are described in detail in the sections below, and in relation to governance and coordination activities whose functions continue to grow.

Group Finance Department

As specified by the Group Liquidity Policy approved by the Parent Company's Board of Directors on March 21, 2007 and later revised by the same Board on June 25, 2008, the Group Finance Area performs planning, coordination and control functions based on a model that centralizes specialized functions and capabilities to benefit the entire Group. These functions cover liquidity risk management, asset and liability management, the monitoring of the operating performance of portfolios under the responsibility of the Department (especially treasury), and the financing of commercial activities within the Group.

In order to address the liquidity crisis that affected international capital markets, in 2009, the Group Finance Department completed the strategy to strengthen the liquidity profile, which was started in 2008 after the default of the investment bank Lehman Brothers. This strategy was implemented at the Parent Company level and coordinated in measures taken at the level of individual Regional Liquidity Centers (UniCredit A.G., Bank Austria and Bank Pekao). Among other things, this strategy consists of:

- a plan to generate new cash reserves (€15,600 million at the Parent Company level, and €20,700 million at the Group level) using, in particular, the assets on the balance sheets of banks through securitization transactions retained within the Group (e.g., Cordusio 6);
- the expansion of short-term issue programs both in euros (€7,300 million raised from French CDs, an increase of €2,600 million over year-end 2008) and in dollars ($9,200 million raised from US CPs, an increase of $6,500 million over year-end 2008);
- providing incentives for time deposits through the commercial networks of the Italian banks (+€6,300 million over year-end 2008 through demand deposits, repos, CDs and time deposits) thereby optimizing funding cost at the consolidated level;
- improving the Group's capital ratios by participating in the process to structure the Cashes bond issue (€3,000 million) and the capital increase finalized in February 2010 (€4,000 million).

In addition, the Group Finance Department enhanced liquidity risk management by redefining, together with appropriate areas of the Group's Risk Management departments, the Group Liquidity Policy approved by the Parent Company's Board of Directors on April 28, 2009. The new policy redefined:

- limits for short and long-term assets in Euro and in all currencies;
- principles for the calculation and management of unexpected outflows of cash;
- the characteristics of securities to be included in the two main components of the so-called counterbalancing capacity (eligible and marketable assets);
- the role of the Parent Company as the lender of last resort in the event of a liquidity crisis.

The Group's banks are organized by Liquidity Centers that correspond to the four major financial centers where the Group operates: Milan, Munich, Vienna and Warsaw.

The finance model used by the parent company calls for centralization of the liquidity requirements and surpluses generated by liquidity centers in the cash pooling system, which is brokered through an internal automated market managed by Group Treasury.

Revenues of the internal electronic liquidity market (IT Market Place) totaled about €650,000 million in 2009, a decline of 40% from 2008 (on a like-for-like basis). The decrease was mainly due to lower needs to finance the Group's commercial assets (loans to customers). This platform, which was launched in 2007, is qualified to price all segments of the monetary curve (up to a one-year maturity) in all hard currencies and the main soft currencies under market conditions. Through the IT Market Place, the Group Finance Department continually satisfies the financial requirements of the Regional Liquidity Centers totaling 23 Group banks and companies.

In the area of Italian customer deposits in the form of demand deposits, the Group Finance Department adopted a model to enhance such deposits called *c/c Accessorio*, and it paid subsidiary banks a liquidity bonus for their ability to maintain demand deposits over time.

In addition, the Group Finance Department completed intercompany transactions with maturities of over one year. These transactions were carried out through the granting of loans and subscription of bonds issued by subsidiaries totaling €51,914 million and through the receipt of intercompany loans totaling €5,480 million provided by subsidiaries.

Main Business Areas (Continued)

The funding of business activity involves close coordination of the Liquidity Centers and the Group Finance Department to promote coordinated access to the markets (including local markets) where market conditions, product type and customer type could reduce the consolidated cost of funding based on the functional specialization principle. Only the Parent Company can access public financial markets.

Funding has increased the company's indebtedness in the capital markets from €122,334 million at the end of 2008 to €131,096 million at the end of 2009.

As regards the execution of the Group's annual Funding Plan, UniCredit achieved the deposit target objectives established as part of the annual funding plan. In particular, the Parent Company issued senior and subordinated securities for a total of €22,870 million in the medium- and long-term segment, pursuing its strategy of diversification by geographic area, currency and instrument followed in recent years. As a part of this business, UniCredit introduced OBGs in the Italian market with benchmark issues of €3,500 million, thereby increasing the efficiency of deposit costs. The pricing of these bonds reflected the real cost of funding incurred for each maturity by UniCredit in capital markets. The policy applied in the area of intra-group transfer prices covers this pricing.

In the MTS market, the average daily turnover of repo transactions was €3,878 million compared to €4,829 million in 2008.

The stabilization of liquidity conditions in financial markets has nearly eliminated refinancing at the European Central Bank with a net decrease of €47,700 million compared to December 31, 2008 at the Group level.

In the meantime, the inventory of eligible Group securities at central banks, which serves as a liquidity reserve that can be used immediately, reached a level of €100,000 million (including liquid assets in the form of loans to customers that are eligible for refinancing, so-called ABACO loans). In the area of securitizations, the bank continued to create new asset-backed securities that can be used as counterbalancing capacity for a total of €4,644 million.

In 2009, the Group Finance Department carried out activities designed to improve the risk/return profile of its assets and liabilities at both Parent and consolidated level, by means of exchange-rate risk hedges of non-euro dividends and income to be received from foreign subsidiaries and affiliates. In addition, transactions involving direct and indirect equity investments were entered into in order to make capital utilization more efficient.

CIB Area

The creation of the Corporate, Investment Banking & Private Banking SBA at the Group level also had an impact on the Parent's operations. In particular, the main result of this change was the combination and resulting reorganization of the previous Corporate and Markets & Investment Banking Divisions into the new Corporate & Investment Banking Division with the strategic aim of streamlining the management structure of the various businesses in this area and centralizing skills in terms of:

- understanding the needs of corporate and institutional customers through a local distribution network that specializes in specific customer segments;
- creating skill centers at the Group level dedicated to product development and providing related advisory services to the sales network in the activities of providing products and services to customers;
- mitigating risks by taking a global view of a customer relationship and adopting standard risk measurement methodologies and specialized product skills.

The new CIB organizational model is based on a matrix structure that is characterized by the clear separation of sales-related skills (so-called coverage, which are the purview of distribution networks in reference markets: Italy Network, Germany Network, Austria Network, Poland Network, which has been operational since January 1, 2010, and the Financial Institution Group), and by product skills centralized in so-called Product Lines that are responsible for the entire range of products offered by CIB, in particular:

- **Financing & Advisory**, the skill center for all business areas involved in corporate and institutional lending and advisory services;
- **Markets**, which is responsible for the Rates, FX and Equities products, Capital Markets operations and operations related to lending markets and Corporate Treasury Sales (CTS), in addition to serving as a preferential channel for the UniCredit Group to access international financial markets;
- **Leasing**, which is responsible for coordinating all activities for the structuring, pricing and sale of leasing products within the Group;
- **Global Transaction Banking (GTB)** is the UniCredit business area that offers solutions in the area of Cash Management & eBanking, Trade Finance, Supply Chain Management, Structured Trade and Export Finance, and Global Securities Services.

More specifically, GTB units at the Parent Company are able to provide both domestic and international banking products and services through the services of over 2,000 dedicated specialists available in the 22 European countries where the Group operates.

Despite the extremely turbulent international situation, the Transactional Sales & Trade Services unit continued to successfully promote GTB services to correspondent banks with a growth in market share in key countries. At the same time, collaboration agreements continued to be expanded with leading banking groups with the aim of facilitating the operations of our customers who intend to locate their business or manufacturing activities abroad. In addition, there was a particular emphasis on the management of intragroup settlements in order to improve service for customers. The clearing of Euro and major EEC currencies was further developed leading to the acquisition of key customers.

Despite the difficult international economic situation, Trade Finance operations also reported an increase in market share in Germany, Austria and Italy. The Group also expanded its role as a strategic partner in the EEC area by providing high-value-added services such as supply chain management.

Finally, in 2009, in the Cash Management & Electronic Banking business, significant funds were invested in the Payments area in order to bring processes, systems and products up to the new European standards (SEPA, PSD). The goals achieved in this area were the implementation of the SEPA Direct Debit and the adaptation of products to the Payment Service Directive.

There was continued development and evolution of global platforms making it possible to provide better coverage of international cash management services in both EEC and Western European countries with the collaboration of IBOS. In the electronic banking area, the Global E-Banking project was completed in 2009. This area will roll out its new product at the beginning of 2010.

Branches and Representative Offices abroad

The integration of the foreign branches and representative offices of the former Capitalia was completed at the end of 2008, and, in 2009, the focus was on streamlining the Group's foreign network.

In fact, when reviewing its global operating model for the Corporate & Investment Banking & Private Banking SBA, whose goals include the reduction of non-strategic assets and operations, the company approved and launched a plan to restructure the Group's international network with the aim of maintaining only those units with strong operations and strategic significance. In particular, it was decided to close branches in Paris, Madrid and Hong Kong in 2010, as well as the representative office in Tunis (already done), which is compensated with the opening of a new office in Tripoli, Libya.

Thus, at the end of 2009, UniCredit SpA maintained 7 Branches abroad, including 3 being closed, 1 Permanent Establishment and 6 Representative Offices.

UniCredit S.p.A. International network

BRANCHES	PERMANENT ESTABLISHMENT	REPRESENTATIVE OFFICES
PRC - Hong Kong	AUSTRIA - Vienna	BELGIUM - Brussels
PRC - Shanghai		BRAZIL - Sao Paulo
GERMANY - Munich		PRC - Beijing
UNITED KINGDOM - London		PRC - Guangzhou
UNITED STATES - New York		INDIA - Mumbai
FRANCIA - Paris		LIBYA - Tripoli
SPAIN - Madrid		

Governance and Coordination Activities

In addition to the specific business activities indicated above are the governance and planning activities carried out by Group HQ for the entire Group. In order to continually improve its ability to perform these duties, in 2009, the Parent Company was involved in several activities aimed at enhancing the reorganization process begun in 2008 such as:

- the strengthening of Competence Lines such as Finance (CFO), Human Resources (HR), Organization and Communication; in 2009, this effort was focused on the greater importance given by individual managers to various decision-making processes and responsibilities in terms of creating and managing the budget. This was in addition to the development of project-related activities aimed at improving performance by making the projects implemented centrally available to the entire Group. In addition, the company continued the process of strengthening the Compliance Area and departments devoted to Risk Management by centralizing governance and control units in order to develop a single, comprehensive strategy;
- the implementation of the new organizational model based on the establishment of the Retail, Corporate Investment Banking & Private Banking (CIB & PB) and Global Banking Services (GBS) strategic business areas (SBAs) with a particular focus on the reorganization of the CIB & PB area, which was already covered in detail in the section on the "Main Business Areas". As regards the Retail SBA, in addition to strengthening its dedicated units, which occurred in November 2008, the Household Financing (HHF) units were also enhanced in order to coordinate the operations of this product line for the entire Group.

Loans to Customers

Loans to customers reached €51,665 million at December 31, 2009, an increase of €15,146 million compared to the amount at the end of 2008.

Loans and receivables with customers

(€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	PERCENT
Performing loans	29,523	28,999	+524	+1.8%
Impaired assets	200	240	-40	-16.7%
Repos	13,535	-	+13,535	-
Debt securities	8,407	7,280	+1,127	+15.5%
Total loans and receivables with customers	**51,665**	**36,519**	**+15,146**	**+41.5%**
of which:				
units operating in Italy	*49,496*	*32,973*	*+16,523*	*+50.1%*
units operating abroad	*2,169*	*3,546*	*-1,377*	*-38.8%*

Of this increase, €16,523 million was due to units operating in Italy (+50%), while the activity of units operating abroad declined by €1,377 million (-39%).

In general, the further increase should be viewed in light of several repos at Cassa Compensazione e Garanzia at the end of the fiscal year (up €13,535 million).

In particular, this subdivision has experienced the following changes:

- Current accounts declined by € 97 million;
- Repos, as already mentioned, increased by €13,535 million;
- Mortgages increased by €431 million;
- Other financing transactions increased by €190 million;
- Debt securities increased €1,127 million.

Credit quality

Impaired loans to Customers (by tipe)

(€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	TOTAL	RESTRUCTURED LOANS	PAST-DUE LOANS	IMAPAIRED LOANS
Face value	480	156	636	..	-	636
as a percentage of total loans	*0.92%*	*0.30%*	*1.22%*	..	-	*1.22%*
Write-downs	379	57	436	..	-	436
coverage ratio	*78.96%*	*36.54%*	*68.55%*	..	-	*68.55%*
Carrying value	101	99	200	..	-	200
as a percentage of total loans	*0.20%*	*0.19%*	*0.39%*	..	-	*0.39%*

At year-end 2009, impaired net loans to customers totaled €200 million compared to €240 million at year-end 2008, ultimately down compared to the volumes at the end of 2007 (€985 million) deriving from positions existing at the absorbed company Capitalia Spa. It is noted that a large part of portfolio was transferred to the subsidiary Aspra Finance during 2008. The further reduction in volumes registered in 2009 indicates a continuation of careful management and recovery actions. It is also noted that there has been improvement in both of the coverage indicators as well, i.e. on non-performing loans (2009 index at 79.0% compared to 70.6% in 2008) and on doubtful loans (2009 index at 36.5% compared to 33.3% in 2008).

Deposits from Customers and Debt Securities in Issue

Deposits from customers and debt securities in issue, equaling €147,007 million, were up €15,480 million from the end of 2008.

Deposits from customers and debt securities in issue (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	PERCENT
Deposits from customers	15,911	9,193	+6,718	+73.1%
Debt securities in issue	131,096	122,334	+8,762	+7.2%
Total deposits from customers and debt securities in issue	**147,007**	**131,527**	**+15,480**	**+11.8%**
of which:				
units operating in Italy	*110,017*	*102,284*	*+7,733*	*+7.6%*
units operating abroad	*36,990*	*29,243*	*+7,747*	*+26.5%*

Deposits from customers were €15,911 million, an increase of €6,718 million compared to the previous year. The change is attributable to an increase in time deposits (up €2,522 million) as well as in repos (up €3,643 million).
In particular:

- Current accounts and demand deposits increased by €848 million;
- Time deposits increased by €2,522 million;
- Repos with customers increased by €3,643 million, mainly due to deals done with Cassa di Compensazione e Garanzia;
- Other types of deposits declined by €295 million.

Debt securities in issue, equaling €131,096 million, posted an increase of €8,762 million over the previous fiscal year.
In particular:

- Structured bonds issued and subscribed by customers declined by €1,768 million;
- Other bonds subscribed by customers increased by €7,848 million;
- Other structured securities increased by €8 million;
- Other non-structured securities increased €2,674 by million.

Financial Investments

Financial investments of €83,833 million were up by €3,755 million over year-end 2008.

Financial investments

(€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	PERCENT
Financial assets at fair value through profit or loss	435	318	+117	+36.8%
Available-for-sale financial assets	9,427	3,284	+6,143	+187.1%
of which: - equity investments	*819*	*1,005*	*-186*	*-18.5%*
- debt securities, equity instruments and investments funds units	*8,608*	*2,279*	*+6,329*	*+277.7%*
Held-to-maturity investments	4,059	6,623	-2,564	-38.7%
Equity investments	69,912	69,853	+59	+0.1%
Total financial investments	**83,833**	**80,078**	**+3,755**	**+4.7%**
of which:				
units operating in Italy	*83,651*	*79,932*	*+3,719*	*+4.7%*
units operating abroad	*182*	*146*	*+36*	*+24.7%*

Held-to-maturity financial assets, equal to €4,059 million, went down €2,564 million over year-end 2008. The decline was due to the redemption of several securities that reached maturity.

The available-for-sale financial assets went up €6,143 million, mainly due to the increase in debt securities and UCITS units.

Equity investments included in this portfolio this year recorded a total decrease of €186 million, comprised mainly of (i) -€282 million in account deduction relating to various disposals including Banco Sabadell (-€237 million, which after write-downs of €52 million reflected in the income statement, resulted in gains of €30 million on disposal), Bank BPH (-€13 million, after write-downs of €3 million reflected in the income statement and gains of €10 million on disposal), SI Holding (-€5 million, after posting the €15 million gains on disposal), and Finaosta and Finmolise (-€23 million, reflecting €11 million in gains on disposal in the income statement), (ii) +€70 million from the net positive change in the fair value adjustment of miscellaneous investments (including €45 million on the London Stock Exchange), (iii) +€41 million from net valuation of Bank of Valetta, after posting an adjustment of €26 million to the income statement, (iv) -€17 million through value adjustments posted to the income statement in relation to investments in Investimenti Infrastrutture and Gemina.

In total, €68 million in gains on disposal were obtained on the investments included in this portfolio during 2009, while write-downs of €101 million were posted to the income statement.

Equity investments in subsidiaries and associated companies reached €69,912 million, with a year-on-year increase of €59 million attributable to the following main factors: (i) an increase in the book value of CNP UniCredit Vita (up €141 million) resulting from the acquisition by another subsidiary of a further stake in that company, an acquisition meant to unify the entire stake (38.8%) in CNP under the Parent Company; (ii) a €24 million increase in the book value of Banca Pekao from payment of the second variable tranche of the Bank BPH acquisition price, the capitalization of €8 million in ancillary expenses connected with UniCredit Bank AG, (iii) write-downs of investments in MCC (€97 million) and in Fineco Verwaltung (€23 million).

A summary description of the operations of the main subsidiaries in the Group's different business sectors is provided in the report on operations included in the consolidated Annual Report, to which reference is therefore made.

Interbank business

In 2009, the Holding Company continued to be a net lender in the interbank market, but still reduced the balance between loan and deposit entries by €6,380 million from 2008. This result was due to an increase in deposits from Banks (€1,904 million) and a decline in loans to Banks (down €4,476 million).

More specifically, the decline of €4,476 million in loans disbursed to banks compared to 2008 was due to the following:

- a decline of €42,780 million in current accounts and demand deposits, such a decline, mainly due to the accounts with UniCredit Corporate Banking and with UniCredit Family Financing Bank, is linked to a restructuring of the sources of funding of these two companies with the goal to assure them more stable and structured funding;
- an increase of about €37,689 million in senior and subordinated bonds in the Loans & Receivables portfolio, mainly issued by Group companies (UniCredit Corporate Bank and UniCredit Family Financing Bank) to fund the structural liquidity position;

The increase of €1,904 million in deposits from banks was instead due to:

- A decline of €17,924 million in deposits from central banks;
- An increase of €11,322 million in current accounts and demand deposits;
- An increase of €4,729 million in time deposits;
- A decline of €2,292 million in repos;
- An increase of €6,069 million in other financing transactions.

The contribution from the foreign area was stable during the year, showing a €313 million reduction in loans to banks and a €602 million increase in deposits from banks.

Interbank position

(€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	PERCENT
Loans and receivables with banks	**203,963**	**208,439**	**-4,476**	**-2.1%**
units operating in Italy	*202,860*	*207,023*	*-4,163*	*-2.0%*
units operating abroad	*1,103*	*1,416*	*-313*	*-22.1%*
Deposits from banks	**159,607**	**157,703**	**+1,904**	**+1.2%**
units operating in Italy	*149,641*	*148,339*	*+1,302*	*+0.9%*
units operating abroad	*9,966*	*9,364*	*+602*	*+6.4%*
NET INTERBANK POSITION	**44,356**	**50,736**	**-6,380**	**-12.6%**
units operating in Italy	*53,219*	*58,684*	*-5,465*	*-9.3%*
units operating abroad	*-8,863*	*-7,948*	*-915*	*+11.5%*

Shareholders' Equity and Capital Ratios

Shareholders' equity

As at December 31, 2009, shareholders' equity amounted to €54,092 million, compared to €50,990 million at the end of the previous fiscal year. The increases were mainly attributable to the subscription of the capital increase resolved by the extraordinary session of the Shareholders' Meeting of November 14, 2008 (€2,997 million, with €2,511 million representing the premium) and to positive changes in the revaluation reserves for available-for-sale financial assets and cash flow hedges (+€192 million). These increases were partially offset by the posting to reserves of ancillary expenses of this capital increase (-€67 million) and of the usufruct fee relating to financial instruments (so-called "CASHES"), to the service of which nearly all of the shares subscribed by Mediobanca were applied, also in conjunction with the cited capital increase (-€131 million).

Shareholders' equity

(€ million)

Balance as at 12.31.2008	**50,990**
Increases:	
- share capital increase by scrip issue and share premiums	2,997
- net profit for the year	51
- other changes	253
Decreases:	
- paid-out dividends	1
- other changes	198
Balance as at 12.31.2009	**54,092**

Main Shareholders

Share capital, which was fully subscribed and paid in, totalled €8,389,869,514.00, consisting of 16,779,739,028 shares of €0.50 each including 16,755,500,045 ordinary shares and 24,238,983 savings shares.

As at December 31, 2009, the shareholder register showed the following:

- There are approximately 463,000 shareholders;
- Domestic shareholders own about 41% of capital and foreign shareholders 59%.
- 86% of ordinary share capital is held by legal entities and the remaining 14% by individuals.

As at December 31, 2009, the principal shareholders were as follows:

Principal UniCredit shareholders

SHAREHOLDER	ORDINARY SHARES	% OWNED [1]
1. Mediobanca S.p.A. - Piazzetta E. Cuccia, 1 - Milan	991,211,860	5.916%
(of which with right of usufruct in favour of UniCredit S.p.A.)	*967,564,061*	*5.775%*
2. Cassa di Risparmio Verona, Vicenza, Belluno e Ancona Foundation	959,568,552	5.727%
3. Central Bank of Libya Group	728,019,024	4.345%
4. BlackRock Inc.	637,245,466	3.803%
5. Carimonte Holding S.p.A.	528,667,846	3.155%
6. Cassa Risparmio di Torino Foundation	527,777,185	3.150%
7. Allianz Group	344,532,417	2.056%

1. As a percentage of ordinary capital.

Treasury shares

Treasury shares stock is unchanged vis a vis December 2008. No transactions have been done during 2009.

Treasury shares

Number of ordinary shares as at 12.31.2009	476,000
Face value per share €	0,50
Total face value €	238,000
% on capital stock	..
Carrying value as at 12.31.2009 €	2,440,001

Capital for regulatory purposes and capital ratios

Capital for regulatory purposes amounted to €58,932 million, of which €45,511 million is Tier 1 Capital, compared with €56,125 million at December 31, 2008.

The ratio of capital for regulatory purpose to total risk.weighted assents was 59,02% - not a very significant figure, since it reflects the Company's particular capital structure.

Income Statement

Operating Profit

Income statement figures for 2009 were compared with "restated" accounting entries for 2008 up to operating profit, eliminating the impact of the merger of Capitalia Partecipazioni, UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia and Bipop Carire into UniCredit on November 1, 2008 and UniCredit's concurrent transfer of the divisions as follows:

- Retail Banking to the three retail banks (UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia) each of them with specific regional responsibilities for northern Italy, central and southern Italy and Sicily respectively;
- the Private Banking business to UniCredit Private Banking;
- the Corporate business to UniCredit Corporate Banking;
- mortgages and loans to UniCredit Banca per la Casa and UniCredit Consumer Financing Bank respectively.

It should be noted that the data reported include figures for the Parent Company as well as those for applicable operations at foreign branches in New York, London, Munich, Paris, Madrid, Hong Kong and Shanghai.

Operating profit

(€ million)

	YEAR			CHANGE FROM RESTATED	
	2009	2008			
	CARRYING AMOUNT	CARRYING AMOUNT	RESTATED	€M	PERCENT
Net interest	-587	3,426	-1,564	+ 977	- 62.5%
Dividends and other income from equity investments	1,324	2,973	2,825	- 1,501	- 53.1%
Net interest income	**737**	**6,399**	**1,261**	**- 524**	**- 41.6%**
Net fees and commissions	46	2,465	56	- 10	- 17.9%
Net trading, hedging and fair value income	117	-288	-323	+ 440	n.s.
Net other expenses/income	157	-131	-150	+ 307	n.s.
Net non-interest income	**320**	**2,046**	**-417**	**+ 737**	**n.s.**
OPERATING INCOME	**1,057**	**8,445**	**844**	**+ 213**	**+ 25.2%**
Payroll costs	-552	-2,948	-469	- 83	+ 17.7%
Other administrative expenses	-537	-2,492	-448	- 89	+ 19.9%
Recovery of expenses	73	348	53	+ 20	+ 37.7%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-8	-91	-10	+ 2	- 20.0%
Operating costs	**-1,024**	**-5,183**	**-874**	**- 150**	**+ 17.2%**
OPERATING PROFIT	**33**	**3,262**	**-30**	**+ 63**	**n.s.**

Net Interest Income

Net interest income stood at €737 million, representing the difference between net interest of -€587 million and dividends and other income from equity investments of €1,324 million. Of this figure, €1,281 million related to Group companies and €43 million to non-Group companies. The comparable amount for the 2008 statement was a total of €1,261 million, consisting of net interest of -€1,564 million and dividends and other income from equity investments of €2,825 million.

Net interest increased by €977 million compared with the previous year. The increase was largely attributable to lower market rates in 2009 than in the same period in 2008 which led to lower costs for financing equity investments and a profit from managing the cash position in the short term, including the return on securities (e.g., average three-month Euribor in 2009 was 1.23% compared to 4.64% in 2008).

The portion of dividends and other income from equity investments related to Group companies was down (-€1.481 million) primarily due to the fact that Bank of Austria, Pekao and HVB did not distribute dividends; this was partially offset by the positive contribution of UCI Real Estate, Banca di Roma and Banco di Sicilia. However, the component related to non-group companies was down by €24 million resulting mainly from lower dividends paid by Banco Sabadell (sold in Q4 2009), and by Athena Private Equity Fund.

Operating Profit (Continued)

Net non-Interest Income

Net non-interest income stood at €320 million, an improvement of €737 million over the previous period due to the positive contribution made by net trading, hedging and fair value income in the amount of €117 million and the balance of other operating income and costs of €157 million and net commissions of €46 million.

Net trading, hedging and fair value income totaled €117 million, compared with a loss of €323 million in the previous period. The profit for 2009 was generated mainly in two areas: profits from certain strategic positions of the Parent Company totaling €137 million, which were partially offset by the valuation and trading loss on treasury transactions of -€20 million. The former of these components includes (i) €92 million from the purchase of an option on UniCredit shares that occurred last year at the time treasury shares were sold; (ii) €41 million from the revaluation of the investment in Pioneer Funds; (iii) €12 million for the mark-to-market for the Bank Pekao securities option resulting from the option granted to the Polish government (transaction completed on June 30, 2009), (iv) -€8 million as the cost of hedging against the exchange rate risk on profits related to Bank Pekao.

The balance of other operating income and costs was a positive €157 million compared to a net loss of €150 million in the previous period (which was negatively affected by costs that could not be capitalized related to the BACA squeeze-out (-€55 million) and provisions for lawsuits of the former Capitalia Group totaling €14 million). Of the 2009 net profit, €142 million was attributable to reimbursements for services rendered to the Retail Division (prior to the merger, these services were managed by UniCredit Banca), €22 million from the derecognition of Trevi junior securities and the resulting reporting of these securities at the higher value of the securities used to secure them.

Net commissions totaled €46 million, which was down slightly from the €56 million reported last year as a result of the greater impact of recurring commission expenses paid to cover Asset-Backed Securities (ABS), i.e., short-term securities secured by collateral (-€36 million in 2009 compared to -€8 million in 2008), despite the positive performance of commissions earned from the Global Transaction Banking business (€57 million in 2009 compared to €51 million in 2008).

Operating costs

Taking into account expense recoveries, operating costs totaled €1,024 million compared to €874 million in 2008, an increase of about €150 million due to the strengthening of the Parent Company's organizational structure as a result of absorbing several governance units from the Retail Division as well as the centralization of certain departments belonging to the CRO competence line. Payroll costs totaled €552 million (an increase of €83 million over the €469 million reported in 2008), and other administrative expenses totaled €537 million (an increase of €89 million over the €448 million reported in 2008), which was partially offset by higher expense recoveries of €73 million, an increase of €20 million over the 2008 figure.

The increase in payroll costs was mainly due to the higher percentage of the fixed component, although the variable component declined. The increase in other administrative expenses was instead largely the result of higher intragroup costs, primarily in relation to UCI Real Estate, due to the disposal of properties and the subsequent impact on rent payments, higher costs for ICT services, and higher advertising, marketing and communication costs, especially in relation to the sponsorship of the UEFA Champions League. Lastly, the increase in expense recoveries was largely due to recoveries of legal expenses related to loans underlying the Trevi securities; this increase was offset by the concurrent deterioration in provisions for loan losses following the change in the accounting methodology for reporting these.

Operating profit

Operating profit totaled €33 million, an increase of €63 million over the loss of €30 million in 2008 as a result of revenue growth.

Net Profit

In the table below, the steps from operating profit to net profit have been reclassified for illustrative purposes.

Net profit (loss)

(€ million)

	YEAR			CHANGE FROM RESTATED	
	2009	2008			
	CARRYING AMOUNT	CARRYING AMOUNT	RESTATED	€M	PERCENT
Operating profit (loss)	**33**	**3,262**	**-30**	**+ 63**	**n.s.**
Net provisions for risks and charges	-105	-402	-154	+ 49	- 31.8%
Integration costs	-17	-66	-	- 17	n.s.
Net write-downs of loans and provisions for guarantees and commitments	-108	-285	-300	+ 192	- 64.0%
Net income from investments	-205	-286	-276	+ 71	-25.7%
PROFIT (LOSS) BEFORE TAX	**-402**	**2,223**	**-760**	**+ 358**	**- 47.1%**
Income tax for the year	453	1,058	1,850	- 1,397	- 75.5%
NET PROFIT (LOSS) FOR THE YEAR	**51**	**3,281**	**1,090**	**- 1,039**	**- 95.3%**

Provisions for risks and charges

Provisions for risks and charges, which totaled €105 million compared to €154 million in 2008, were mainly for legal and tax disputes in addition to claims related to companies in bankruptcy, a portion of which are related to non-performing loans sold to Aspra Finance, for which a hold-harmless clause has been issued by the Parent Company.

Net write-downs of loans and provisions for guarantees and commitments

Net impairment losses on loans and provisions for guarantees and commitments totaled €108 million, an improvement of €192 million from the €300 million reported for 2008 due to impairment losses on non-performing loans.

Integration costs

Integration costs totaled €17 million, and were mainly related to the reorganization of the foreign branches, and to a lesser extent, the discounting to present value of costs associated with staff leaving incentives resulting from previous integration processes related to HVB-BACA and Capitalia.

Net income from investments

The net loss from investments totaled €205 million, an improvement of €71 million over the €276 million loss reported in 2008. This figure consisted of €276 million in impairment losses on equity investments and gains of €71 million from sales of equity investments.

In particular, in 2009, the following items were reported:

- impairment losses on equity investments totaling €276 million, due primarily to Medio Credito Centrale (€97 million), Banco Sabadell (€52 million), Athena Private Equity Fund (€29 million), Bank of Valletta (€26 million), Fineco Verwaltung (€23 million), Investimenti Infrastrutture (€14 million), Fondo Immobiliare Sigma (€11 million), and the Princess Fund (€9 million).
- Sale of equity investments totaling €71.2 million due to Banco Sabadell (€30 million), SI Holding (€15 million), Finaosta (€10 million), BPH (€10 million) and CE.BI. Centrale Bilanci (€2 million).

Income tax

Income taxes for the year were a positive figure of €453 million, a decrease of €1,397 million compared to the €1,850 million reported in 2008. It has to be noted that Profit for 2008 was positively affected by Decree Law No. 185 of 11/29/08, which was converted to Law No. 2 of 2/10/09) regarding the realignment between Civil and Fiscal by taxpayer, as UniCredit Spa,so called IAS adopter.

Net profit

The company's net profit stood at €51 million, representing a decrease of €1,039 million from the €1,090 million reported the previous year.

Other Information

Transactions with Group Companies

The table below shows the assets, including equity interests, liabilities, guarantees and commitments outstanding as at December 31, 2009, in respect of direct and indirect subsidiaries and companies subject to significant influence.

(€ million)

	ASSETS	LIABILITIES	GUARANTEES AND COMMITMENTS
Subsidiaries	294,234	173,053	48,856
Companies subject to significant influence	2,136	17	-

Security Plan

As required by the Personal Data Protection Code, i.e. Legislative Decree 196/2003 (Rule 26 in Annex B: "Technical Specifications concerning Minimum Security Measures"), the Bank now has a Security Plan as prescribed by Rule 19 of Annex B, which will be updated for the year 2010 by March 31, 2010.

Report on corporate governance and proprietary structures

Within the meaning of Art. 123-bis par. 3 of Legislative Decree 58 dated February 24, 1998, the Report on Corporate Governance and Proprietary Structures is available in the "Governance" section of the UniCredit website (http://www.unicreditgroup.eu/it/Governance/corporate_governance_report.htm).

Risks

Risks and uncertainties that the Group has to face in the present circumstances are fully described in the consolidated annual report.

Shares held by Directors, Statutory Auditors, General Managers and other Key Management Personnel

The table below provides information pursuant to Section 79 of Consob Regulation 11971 of May, 14 1999, as subsequently amended and supplemented (last amendment: Consob Resolution 15520 of July, 27 2006).

Shares held by directors, statutory auditors, general managers and other key managemen personnel

				NUMBER OF SHARES			
POSITION HELD	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	HELD AT END-2008 (1)	ACQUIRED DURING THE YEAR	SOLD DURING THE YEAR	HELD AT END-2009 (1)
LIST OF DIRECTORS FROM JANUARY 1 UNTIL DECEMBER 31, 2009							
Chairman	Rampl Dieter	UniCredit	ord.	227,795	41,547 [2]	-	269,342
Vice Chairman (i)	Calandra Buonaura Vincenzo	UniCredit	ord.	39,606	7,223 [2]	-	46,829
Vice Chairman	Palenzona Fabrizio	UniCredit	ord.	-	-	-	-
Managing Director/CEO	Profumo Alessandro	UniCredit	ord.	2,852,842	520,329 [2]	-	3,373,171
Director	Bischoff Manfred	UniCredit	ord.	7,500	1,367 [2]	-	8,867
Director	Cucchiani Enrico Tommaso	UniCredit	ord.	-	-	-	-
Director	Fontanesi Donato	UniCredit	ord.	-	-	-	-
Director	Giacomin Francesco	UniCredit	ord.	-	-	-	-
Director	Gnudi Piero	UniCredit	ord.	152,907	27,888 [2]	-	180,795
	indirectly held (spouse)	UniCredit	ord.	272,846	49,764 [2]	-	322,610
	indirectly held (other)	UniCredit	ord.	514,000	93,748 [2]	100,000	507,748
Director	Kadrnoska Friedrich	UniCredit	ord.	-	-	-	-
Director	Li Calzi Marianna	UniCredit	ord.	-	-	-	-
Director	Ligresti Salvatore	UniCredit	ord.	-	-	-	-
Director	Maramotti Luigi	UniCredit	ord.	5,610,556	1,023,311 [2]	-	6,633,867
Director	Marocco Antonio Maria	UniCredit	ord.	49,200	8,961 [2]	-	58,161
Director	Pesenti Carlo	UniCredit	ord.	-	25,000	-	
					4,553 [2]	-	29,553
Director	Schinzler Hans-Jürgen	UniCredit	ord.	-	-	-	-
Director (ii)	Wyand Anthony	UniCredit	ord.	-	-	-	-
	indirectly held (spouse)	UniCredit	ord.	14,000	1,016	-	-
					2,738 [2]	-	17,754
Director	Zwickl Franz	UniCredit	ord.	4,000	729 [2]	-	4,729

Shares held by Directors, Statutory Auditors, General Managers and other Key Management Personnel (Continued)

Shares held by directors, statutory auditors, general managers and other key management personnel - continued

POSITION HELD	LAST, FIRST NAME	INTEREST IN	TYPE OF SHARE	NUMBER OF SHARES HELD AT END-2008 (1)	ACQUIRED DURING THE YEAR	SOLD DURING THE YEAR	HELD AT END-2009 (1)
DIRECTORS FROM JANUARY 1 UNTIL APRIL 29, 2009							
Deputy Vice Chairman	Gutty Gianfranco	UniCredit	ord.	151,000	-	-	151,000
Vice Chairman	Bellei Franco	UniCredit	ord.	70,000	-	-	70,000
Vice Chairman	Libonati Berardino	UniCredit	ord.	1	-	-	1
Director	Kley Max Dietrich	UniCredit	ord.	-	-	-	-
Director	von Bomhard Nikolaus	UniCredit	ord.	-	-	-	-
DIRECTORS FROM APRIL 29 UNTIL DECEMBER 31, 2009							
Deputy Vice Chairman	Luigi Castelletti	UniCredit	ord.	-	-	-	-
Vice Chairman	Farhat Omar Bengdara	UniCredit	ord.	-	-	-	-
Director	Giovanni Belluzzi	UniCredit	ord.	-	-	-	-
Director	Lucrezia Reichlin	UniCredit	ord.	-	-	-	-
Director	Theodor Waigel	UniCredit	ord.	-	-	-	-
BOARD OF STATUTORY AUDITORS							
Chairman	Loli Giorgio	UniCredit	ord.	30,000	5,471 [2]	-	35,471
	indirectly held (spouse)	UniCredit	risp.	20,000	2,333 [2]	-	22,333
Statutory Auditor	Francardo Gian Luigi	UniCredit	ord.	-	-	-	-
Statutory Auditor	Mayr Siegfried	UniCredit	ord.	-	-	-	-
Statutory Auditor	Milanese Aldo	UniCredit	ord.	-	-	-	-
Statutory Auditor	Nicastro Vincenzo	UniCredit	ord.	5,195	947 [2]	-	6,142
KEY MANAGEMENT PERSONNEL		UniCredit	ord.	3,180,262	726,834 [3,4]	50,152	3,856,944
		PGAM	ord.	-	29,788	29,788	-
		Pekao	ord.	25,000	40,000	60,000	5,000

(1) or start/end date of position if not the same as the reference periods indicated.
(2) shares received in 2009 following UniCredit's capital increase
(3) of which 546,494 shares received in 2009 following the Issuer's free capital increase
(4) of which 177,783 "free ordinary shares" assigned in 2009 in execution of the Medium/Long Term Incentive Plan for Group employees, as decided by the Board of Directors of Nov. 18 2005.
(i) Vice Chairman from April 29, 2009
(ii) Director from April 29, 2009.

Subsequent Events and Outlook

Subsequent Events

To implement the resolution made by the extraordinary session of the Shareholders' Meeting of November 16, 2009, on January 7, 2010 the Board of Directors determined the final conditions for the capital increase through options, including the subscription price, the option ratio, and the maximum number of shares to be offered.

In the period for the exercise of the option rights, from January 11 to 29 in Italy and Germany and from January 14 to 29 in Poland, newly issued UniCredit ordinary shares were offered to shareholders holding UniCredit ordinary or savings shares at the price of €1.589 per share, of which €1.089 represented share premium, with an option ratio of 3 newly issued ordinary shares for every 20 ordinary and/or savings shares held. At the end of the option exercise period, 2,472,338,679 new UniCredit ordinary shares were subscribed, equal to 98.23% of the shares included in the option offering.

Unexercised option rights were then offered by UniCredit on the MTA (electronic share market) of Borsa Italiana S.p.A. pursuant to Art. 2441, paragraph 3 of the Civil Code; all of these rights were acquired during the first session on February 8, 2010; the outcome of the offering on the stock exchange was the subscription of 44,550,771 new UniCredit ordinary shares, while 3 shares remained unopted and were then subscribed by BofA Merrill Lynch, by virtue of the security agreement assumed by the latter for subscription of the capital increase on behalf of an underwriting consortium coordinated and led by BofA Merrill Lynch itself and by UniCredit Bank A.G., Milan Branch.

As a result of the transactions involving the capital increase by option, 2,516,889,453 new ordinary shares were issued to increase the share capital by €1,258,444,726.50 for a total amount - including the share premium - of €3,999,337,340.82. The capital increase was entered into the Company Register on February 24.

Subsequent Events and Outlook (Continued)

Outlook

The external macroeconomic environment has been characterized by initial signs of recovery, which began at the end of 2009, and which, on the basis of the most recent estimates, will continue to strengthen during 2010 as well. Money market rates should rise slightly and move toward official reference rates, which will result in largely unchanged interest income. In addition to tracking the external macroeconomic situation, the company monitors and manages costs using specific streamlining measures which began in 2009 and will continue in 2010.

Furthermore, in order to be able to respond to changing customer expectations and the requirement of staying close to local needs which have arisen in the new situation of international banking, last December the Group initiated the development of a new organizational and business model specifically for UniCredit's markets in Italy, Germany and Austria: the One 4 C Program.

The Program's objectives are summarized as follows:

- To improve customer satisfaction in all customer segments by changing the current business model and corporate culture
- To further enhance the Group's closeness to local communities in Italy by improving our dialogue with them through the use of tools that enable us to understand regional and local needs better
- To change the structure of our Italian entities in line with the new business model.

As a result of the review and as part of it, in March it was considered the opportunity to change the Group's corporate structure in Italy by bringing all the business carried on by the main Group's banks in Italy under UniCredit SpA.

In line with the objectives of the One 4 C Program, UniCredit SpA will therefore serve the Italian market as a whole and all its customer segments, and to this end it will be organized in four specialized business segments, viz.:

1. Households, dedicated to private individuals.

2. SMEs, i.e. businesses with annual turnover of up to €50 million.

3. Corporate Banking, for businesses with annual turnover in excess of €50 million.

4. Private Banking, for clients with assets in excess of €500,000.

These changes will, we think, strengthen the Group's present divisional model and further increase customer satisfaction, by promoting more highly specialized skill-sets, greater simplicity and faster response times, and closer ties to the local communities in which the Group operates, driven by more effective organization and greater autonomy in the branches.

The One 4 C Program also provides for UniCredit's organizational structure to be redesigned in line with the new business model by appointing cross-divisional Regional Chairmen to interface with key figures in their region and act as a single reference point for the needs of all local stakeholders, whether external or internal.

Milan, March 16, 2010

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

CEO
ALESSANDRO PROFUMO

József Varga,
Valid Dental-Medical Nagykereskedőház Kft.
Retail Client - Hungary

**«We had already been enjoying a good relationship with UniCredit for several years when our employees raised the idea of opening retail bank accounts that offered favorable terms on fees and interest rates.
After we contacted UniCredit Bank, they offered us the opportunity to open new accounts as part of a special "Employee Benefit Package" to the great satisfaction of my employees.»**

It's easy with UniCredit.



Proposal to the Shareholders' Meeting

To the Shareholders:

On the basis of the Report on Operations accompanying these Accounts, we ask you to approve the Accounts of UniCredit S.p.A. as at December 31, 2009 being the Balance Sheet, Income Statement, Statement of Comprehensive Income, Statement of Changes in Shareholders' Equity, Cash Flow Statement and Notes to the Accounts, as submitted by the Board of Directors, as a whole and the individual entries thereof.

Appropriation of net profit:

2009 Income Statement showed net profits,	**€ 51,000,672.35**

which we propose to distribute as follows:

to the Reserve pursuant to art. 6, paragraph 2 of Legislative Decree 38/2005		€ 10,506,967.67
to the Legal Reserve pursuant to art. 32 of the Articles of Association		€ 5,100,067.24
to the Reserve associated with the medium-term incentive programme for Group staff approved by the Board of Directors		€ 20,000,000.00
to the Statutory Reserve		€ 15,393,637.44
to Shareholders: - 6.00% of par value of € 9,152,651,439.50 equal to € 0.030 for each of the 18,305,302,879 ordinary shares (*) to be distributed only to the shares outstanding on the coupon date of the dividend, other than own shares	€ 549,159,086.37	
- 9.00% - that is 6.00% for ordinary shares plus a further 3% of par value of 12,119,491.50 savings shares (equal to € 0.045 for each of the 24,238,983 savings shares)	€ 1,090,754.24	€ 550,249,840.61
after a drawing from Statutory Reserve in the amount of		-€ 550,249,840.61
		€ 51,000,672.35

* Comprises 16,755,500,045 ordinary shares already issued as at 12.31.2009 and 2,517,842,895 ordinary shares issued in 2010 cum dividend for FY 2009, net of 476,000 treasury shares held by UniCredit SpA at 12.31.2009 and 967,564,061 underlying the financial instruments known as 'cashes' issued at the time of the February 2009 capital increase.

Milan, March 16, 2010

BOARD OF DIRECTORS

Chairman
DIETER RAMPL

CEO
ALESSANDRO PROFUMO

Friedrich Frey,
Private Banking Client - Austria

«In my long experience as a customer, decisions at the bank have always been made in a quick and professional way. I appreciate their simple solutions for my investments, which allow me to focus on the important things in life.»

It's easy with UniCredit.



Company Accounts and Annexes

Company Accounts

Company Accounts

Balance Sheet

(€)

ASSETS	12.31.2009	12.31.2008
10. Cash and cash balances	5,914,198,837	33,406,999
20. Financial assets held for trading	6,351,494,995	9,004,620,633
30. Financial assets at fair value through profit or loss	434,836,657	318,008,018
40. Available-for-sale financial assets	9,427,373,124	3,284,636,861
50. Held-to-maturity investments	4,058,611,221	6,622,865,723
60. Loans and receivables with banks	203,963,077,806	208,438,532,642
70. Loans and receivables with customers	51,665,371,007	36,518,992,685
80. Hedging derivatives	4,202,838,573	2,038,583,031
90. Changes in fair value of portfolio hedged financial assets (+/-)	207,709,128	71,457,550
100. Equity investments	69,912,252,747	69,852,748,035
110. Property, plant and equipment	33,450,267	37,846,644
120. Intangible assets:	8,769,837,985	8,771,798,523
of which:		
- goodwill	*8,738,566,004*	*8,738,566,004*
130. Tax assets:	5,563,162,554	6,076,925,808
a) current tax assets	*1,562,237,945*	*1,393,430,870*
b) deferred tax assets	*4,000,924,609*	*4,683,494,938*
140. Non-current assets and disposal groups classified as held for sale	-	39,930
150. Other assets	2,452,119,545	5,019,962,725
Total assets	**372,956,334,446**	**356,090,425,807**

LIABILITIES AND SHAREHOLDERS' EQUITY	12.31.2009	12.31.2008
10. Deposits from banks	159,607,448,714	157,703,378,386
20. Deposits from customers	15,910,630,033	9,192,910,564
30. Debt securities in issue	131,096,433,266	122,334,037,484
40. Financial liabilities held for trading	2,938,532,101	3,893,113,076
60. Hedging derivatives	3,585,294,550	2,914,023,126
70. Changes in fair value of portfolio hedged financial liabilities (+/-)	1,459,548,939	1,014,635,139
80. Tax liabilities:	614,680,769	2,665,342,753
a) current tax liabilities	*549,495,417*	*2,131,139,237*
b) deferred tax liabilities	*65,185,352*	*534,203,516*
100. Other liabilities	2,306,490,095	3,811,715,339
110. Provision for employee severance pay	87,196,726	81,590,898
120. Provisions for risks and charges:	1,258,130,128	1,490,015,910
a) post-retirement benefit obligations	*878,845,645*	*916,397,140*
b) other provisions	*379,284,483*	*573,618,770*
130. Revaluation reserves	359,821,467	168,228,357
160. Reserves	8,712,157,020	6,788,218,163
170. Share premium	36,581,540,453	34,070,282,307
180. Share capital	8,389,869,514	6,684,287,462
190. Treasury shares (-)	(2,440,001)	(2,440,001)
200. Net Profit or Loss (+/-)	51,000,672	3,281,086,844
Total liabilities and shareholders' equity	**372,956,334,446**	**356,090,425,807**

Income Statement

(€)

ITEMS	12.31.2009	12.31.2008
10. Interest income and similar revenues	7,042,375,198	19,268,768,404
20. Interest expense and similar charges	(7,629,546,878)	(15,842,899,080)
30. Net interest margin	**(587,171,680)**	**3,425,869,324**
40. Fee and commission income	120,469,114	2,653,701,150
50. Fee and commission expense	(74,589,256)	(188,308,495)
60. Net fees and commissions	**45,879,858**	**2,465,392,655**
70. Dividend income and similar revenue	1,324,235,436	2,974,650,605
80. Gains and losses on financial assets and liabilities held for trading	96,295,424	(240,012,518)
90. Fair value adjustments in hedge accounting	-	(6,459,172)
100. Gains and losses on disposal of:	56,433,751	(320,079,591)
a) loans	*5,917,276*	*(421,852,146)*
b) available-for-sale financial assets	*73,841,628*	*94,735,951*
c) held-to-maturity investments	*(24,741)*	-
d) financial liabilities	*(23,300,412)*	*7,036,604*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	43,930,385	(49,685,146)
120. Operating income	**979,603,174**	**8,249,676,157**
130. Impairment losses on:	(243,624,549)	(432,523,126)
a) loans	*(37,280,324)*	*172,638,633*
b) available-for-sale financial assets	*(156,196,885)*	*(568,940,173)*
c) held-to-maturity investments	-	*19,916*
d) other financial assets	*(50,147,340)*	*(36,241,502)*
140. Net profit from financial assets	**735,978,625**	**7,817,153,031**
150. Administrative costs:	(1,105,241,021)	(5,505,886,217)
a) staff expenses	*(567,252,095)*	*(3,013,418,467)*
b) other administrative expenses	*(537,988,926)*	*(2,492,467,750)*
160. Provisions for risks and charges	(106,328,425)	(401,879,424)
170. Impairment/write-backs on property, plant and equipment	(5,217,184)	(56,917,050)
180. Impairment/write-backs on intangible assets	(2,696,709)	(34,384,323)
190. Other net operating income	204,139,094	216,823,807
200. Operating costs	**(1,015,344,245)**	**(5,782,243,207)**
210. Profit (loss) of associates	(122,564,532)	187,185,159
240. Gain and losses on disposal of investments	26,103	1,353,427
250. Total profit or loss before tax from continuing operations	**(401,904,049)**	**2,223,448,410**
260. Tax expense (income) related to profit or loss from continuing operations	452,904,721	1,057,638,434
270. Total profit or loss after tax from continuing operations	**51,000,672**	**3,281,086,844**
290. Net Profit or Loss for the year	**51,000,672**	**3,281,086,844**

Statement of comprehensive income

(€)

	12.31.2009	12.31.2008
10. Net Profit or Loss for the period	**51,000,672**	**3,281,086,844**
Other comprehensive income after tax		
20. Available-for-sale financial assets	241,389,854	(153,008,359)
30. Property, plant and equipment	-	-
40. Intangible assets	-	-
50. Hedges of foreign invstments	-	-
60. Cash flow hedges	(49,796,744)	(15,884,989)
70. Exchange differences	-	-
80. Non-current assets classified held for sale	-	-
90. Actuarial gains (losses) on definited benefit plans	-	-
100. Changes in valuation reserve pertaining to equity method investments:	-	-
110. Total of other comprehensive income after tax	**191,593,110**	**(168,893,348)**
120. Comprehensive income (Item 10+110)	**242,593,782**	**3,112,193,496**

Accounts (Continued)

Statement of changes in Shareholders' Equity as at 12.31.2009

(€)

	BALANCE AS AT 12.31.2008	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2009	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY AS AT 12.31.2009
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	COMPREHENSIVE INCOME STATEMENT AT 12.31.2009	
Share capital:	6,684,287,462	-	6,684,287,462	-	-	-	1,705,582,052	-	-	-	-	-	-	8,389,869,514
a) ordinary shares	6,673,434,186	-	6,673,434,186	-	-	-	1,704,315,836	-	-	-	-	-	-	8,377,750,022
b) other shares	10,853,276	-	10,853,276	-	-	-	1,266,216	-	-	-	-	-	-	12,119,492
Share premium	34,070,282,307	-	34,070,282,307	-	-	-	2,511,258,146	-	-	-	-	-	-	36,581,540,453
Reserves:	6,788,218,163	-	6,788,218,163	3,280,544,180	-	4,255,792	(1,417,842,859)	-	-	-	-	56,981,744	-	8,712,157,020
a) from profits	(199,099,370)	-	(199,099,370)	3,280,544,180	-	270,956	(1,219,469,363)	-	-	-	-	-	-	1,862,246,403
b) other	6,987,317,533	-	6,987,317,533	-	-	3,984,836	(198,373,496)	-	-	-	-	56,981,744	-	6,849,910,617
Revaluation reserves:	168,228,357	-	168,228,357	-	-		-	-	-	-	-	-	191,593,110	359,821,467
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(2,440,001)	-	(2,440,001)	-	-	-	-	-	-	-	-	-	-	(2,440,001)
Net Profit (Loss) for the year	3,281,086,844	-	3,281,086,844	(3,280,544,180)	(542,664)	-	-	-	-	-	-	-	51,000,672	51,000,672
Shareholders' equity	50,989,663,132	-	50,989,663,132	-	(542,664)	4,255,792	2,798,997,339	-	-	-	-	56,981,744	242,593,782	54,091,949,125

Statement of changes in Shareholders' Equity as at 12.31.2008

(€)

	BALANCE AS AT 12.31.2007	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2008	ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE PERIOD								SHAREHOLDERS' EQUITY AS AT 12.31.2008
							SHAREHOLDERS' EQUITY TRANSACTIONS							
				RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITON OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS	COMPREHENSIVE INCOME STATEMENT AT 12.31.2009	
Share capital:	6.682.682.748	-	6.682.682.748	-	-	-	1.604.714	-	-	-	-	-	-	6.684.287.462
a) ordinary shares	6.671.829.472	-	6.671.829.472	-	-	-	1.604.714	-	-	-	-	-	-	6.673.434.186
b) other shares	10.853.276	-	10.853.276	-	-	-	-	-	-	-	-	-	-	10.853.276
Share premium	33.707.908.266	-	33.707.908.266	-	-	-	6.398.329	355.975.712	-	-	-	-	-	34.070.282.307
Reserves:	8.260.251.637	-	8.260.251.637	212.712.095	(1.786.311.190)	472.546.422	-	(424.217.893)	-	-	-	53.237.092	-	6.788.218.163
a) from profits	1.959.832.311	-	1.959.832.311	212.712.095	(1.786.311.190)	197.323	-	(585.529.909)	-	-	-	-	-	(199.099.370)
b) other	6.300.419.326	-	6.300.419.326	-	-	472.349.099	-	161.312.016	-	-	-	53.237.092	-	6.987.317.533
Revaluation reserves:	450.256.676	-	450.256.676	-	-	(113.134.971)	-	-	-	-	-	-	(168.893.348)	168.228.357
Equity instruments	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Treasury shares	(358.415.712)	-	(358.415.712)	-	-	-	-	355.975.711	-	-	-	-	-	(2.440.001)
Net Profit (Loss) for the year	1.857.513.504	-	1.857.513.504	(212.712.095)	(1.644.801.409)	-	-	-	-	-	-	-	3.281.086.844	3.281.086.844
Shareholders' equity	50.600.197.119	-	50.600.197.119	-	(3.431.112.599)	359.411.451	8.003.043	287.733.530	-	-	-	53.237.092	3.112.193.496	50.989.663.132

Accounts (Continued)

Cash Flow Statement

(€)

	12.31.2009	12.31.2008
A. OPERATING ACTIVITIES		
1. Operations	**-1,200,281,929**	**-2,880,798,577**
- profit (loss) for the period (+/-)	51,000,672	3,281,086,844
- profit (loss) of merged companies (+/-)	-	-2,925,418,171
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities at fair value through profit and loss (+/-)	-215,478,233	-122,225,078
- capital gains/losses on hedging transactions (+/-)	-	3,180,876
- net write-offs/write-backs due to impairment (+/-)	251,085,753	607,363,512
- net write-offs/write-backs on tangible and intangible assets (+/-)	7,913,894	10,129,875
- provisions and other income/expenses (+/-)	103,052,003	-27,673,478
- tax not paid (+/-)	-481,013,997	-1,096,641,462
- other adjustements	-916,842,021	-2,610,601,495
2. Liquidity generated/absorbed by financial assets	**-12,673,502,737**	**-78,608,916,264**
- financial assets held for trading	3,344,596,981	1,828,919,766
- financial assets at fair value through profit and loss	-73,337,271	-314,350,303
- available-for-sale financial assets	-5,795,161,361	-340,775,913
- loans and receivables with banks	4,459,222,231	-68,076,858,699
- loans and receivables with customers	-15,184,687,394	-13,735,737,566
- other assets	575,864,077	2,029,886,451
3. Liquidity generated/absorbed by financial liabilities	**13,244,381,012**	**82,570,458,717**
- deposits from banks	1,904,070,328	80,513,026,519
- deposits from customers	6,717,507,651	1,235,600,141
- debt securities in issue	8,762,395,782	11,299,266,369
- financial liabilities held for trading	-1,474,065,453	-3,545,188,962
- financial liabilities designated at fair value through profit or loss	-	-6,016,375,929
- other liabilities	-2,665,527,296	-915,869,421
Net liquidity generated/absorbed by operating activities	**-629,403,654**	**1,080,743,876**
B. INVESTING ACTIVITIES		
1. Liquidity generated by:	**4,704,549,845**	**5,516,348,885**
- sales of equity investments	230,819,184	549,056,237
- collected dividends on equity investments	1,282,854,440	2,771,618,840
- sales of financial assets held to maturity	3,189,871,114	75,000,000
- sales of property, plant and equipment	1,005,104	18,424,271
- sales of intangible assets	-	471,340
- disposal of businesses	3	2,101,778,197
2. Liquidity absorbed by:	**-1,052,026,450**	**-6,941,675,712**
- purchases of equity investments	-405,841,327	-2,994,778,115
- purchases of financial assets held to maturity	-643,172,035	-3,853,261,762
- purchases of tangible assets	-2,228,653	-58,256,180
- purchases of intangible assets	-784,435	-35,379,655
- purchase of businesses	-	-
Net liquidity generated/absorbed by investing actvities	**3,652,523,395**	**-1,425,326,827**
C. FINANCING ACTIVITIES		
- issue/purchase of treasury shares	2,798,997,338	-221,551,154
- issue/purchase of equity instruments	-	-
- distribution of dividends and other purposes	-542,664	-3,431,112,599
Net liquidity generated/absorbed by financing actvities	**2,798,454,674**	**-3,652,663,753**
NET LIQUIDITY GENERATED/ABSORBED DURING THE PERIOD	**5,821,574,415**	**-3,997,246,704**

LEGEND:
(+) generated;
(-) absorbed

Reconciliation

(€)

	12.31.2009	12.31.2008
Cash and cash equivalents at the beginning of the year	**33,406,999**	**4,026,899,006**
Net liquidity generated/absorbed during the period	5,821,574,415	-3,997,246,704
Cash and cash equivalents: effect of exchange differences	59,217,423	3,754,697
Cash and cash equivalents at the end of the period	**5,914,198,837**	**33,406,999**

LEGEND:
(+) generated;
(-) absorbed

Notes to the Accounts

Part A - Accounting Policies

Part A - Accounting policies

A1 - General

Section 1 - Statement of compliance with IFRS

These Accounts have been compiled according to the accounting principles issued as at December 31, 2008 by the International Accounting Standards Board (IASB), including all interpretations of SIC and IFRIC, endorsed by the European Commission, as provided for by the European Union Regulation no. 1606/2002, which was transposed in Italian law by the Legislative Decree no. 38 dated 28 February 2005 (see Section 4 - Other matters).
This report is part and parcel of the Annual Financial Statements under section 154-ter, paragraph 1 of the Single Finance Act (TUF, Leg. Decree no. 58 dated 24/2/1998).

Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated 22 December 2005. On November 18, 2009 Banca d'Italia issued a first amendment to this Circular, which implemented the amendments to IAS/IFRS and aligned Italian banks' financial statements to the FINREP framework. In this respect, see Section 2 – Preparation Criteria below, as well as Part A2 concerning the main items in the accounts.

Section 2 - Preparation criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission up to December 31, 2009, pursuant to the above-mentioned Regulation 1606/2002.

The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):
- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

The accounts comprise the Balance Sheet, the Income Statement, the Statement of Comprehensive Income (introduced in June 2009 following the implementation of the new IAS 1 "Presentation of Financial Statements" through the EC Regulation 1274/2008), the Statement of Changes in Shareholders' Equity, the Cash¬flow Statement (compiled using the indirect method), the Notes to the Accounts and Annexes accompanied by the Directors' Report on Operations.

Moreover, as already stated in "Other Information" in the Report on Operation, the "Report on Corporate Governance and Proprietary Structures" is available in the "Governance" section of the UniCredit website (http://www.unicreditgroup.eu/it/Governance/corporate_governance_report.htm).

Unless otherwise specified, figures are given in **thousands of euros**. In accordance with Banca d'Italia Circular no. 262/2005, **items and tables for which there is no significant information to be disclosed are not included in these Notes.**

As noted in the Report on Operations these Accounts were compiled on the assumption that they should present a continuing business. At present there is no uncertainty as to the Company's ability to continue its business operations as envisaged by IAS 1. Measurement criteria are therefore in accordance with this assumption and with the principles of competence, relevance and materiality in financial statements and the priority of economic substance over juridical form. These principles are unchanged from 2008.

First amendment dated November 18, 2009 to Banca d'Italia Circular 262/2005

Following the above-mentioned first amendment to Banca d'Italia Circular 262/2005 the following changes were applied to the financial statements and the tables included in the notes to the accounts:

Statement of Comprehensive Income

Under the new version of IAS 1, the Statement of Comprehensive Income, starting from profit (loss) for the period, presents items of income and expense which were not recognized in the net profit or loss, in compliance with international financial reporting standards. These items are changes in evaluation for the period contra valuation reserves (after tax) and relate to: available-for-sale financial assets; property, plant and equipment; intangible assets; hedges of foreign investments; cash-flow hedges; exchange differences; actuarial gains (losses) on employee defined-benefit plans.
They also include reclassification adjustments, i.e. amounts reclassified in profit or loss for the period, which were recognised in other comprehensive income in the current or previous periods.

The above mentioned changes in evaluation are indicated separately if they refer to non-current assets classified as held for sale and to associates valued at equity.

In addition, Part D of the Notes to the Consolidated Accounts, which was previously dedicated to "Segment Reporting," is now called "Consolidated Statement of Comprehensive Income," and in fact, contains a table showing the income components.

Segment Reporting is now covered in the new Part L of the Notes to Accounts.

Introduction of the new Part A3 -

The newly introduced *Part A.3) Information on fair value* presents a disclosure of reclassified financial instruments according to IAS 39 and information on fair value hierarchy as required by IFRS 7.

Disclosure of Impaired assets and Assets sold but not derecognized

The disclosure of financial assets does not include the sub-items previously presented in respect of "impaired assets" and "assets sold but not derecognized".

Balances as at December 31, 2008 for these two asset types were reclassified according to a breakdown based on the type of product.

Similarly, the items "Deposits from banks" and "Deposits from customers" do not include the sub-items concerning "liabilities for assets sold but not derecognized", whose balances as at December 31, 2008 were included in "Other liabilities", except for liabilities associated with reverse repos, which are still disclosed separately.

The income statement was also changed by eliminating the sub-item "Financial assets sold but not derecognized" from item 10 "Interest income," and the sub-item "Financial liabilities for assets sold but not derecognized" from item 20 "Interest expense." The balances of these sub-items at December 31, 2008 were then reclassified in the applicable classification portfolios.

Review of the disclosure concerning derivative instruments

The disclosure on derivative instruments presented in *Part E - Risks and related risk management policies* was reorganized in order to align it to the FINREP regulatory reporting framework under IAS/IFRS.

Risk and uncertainty due to use of estimated figures

IFRS require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience; other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

Estimated figures have been used for the recognition of the largest value-based items in the Accounts at December 31, 2008, as required by the accounting standards and regulations detailed above. These estimates are largely based on calculations of future recoverability of the values recognized in the Accounts under the rules contained in current legislation and were made assuming the continuity of the business, i.e. without considering the possibility of the forced sale of the items so valued.

The processes adopted support the values recognized at December 31, 2009. Valuation was particularly complex given the continuing macro-economic and market situation, which evince unusual volatility in all the financial data indispensable for valuation, and the consequent difficulty in making performance forecasts, even for the short term, in relation to the mentioned financial parameters which significantly affect estimates.

The parameters and information used to check the mentioned values were therefore significantly affected by the above factors, which could change rapidly in ways that cannot currently be foreseen, such that further effects on future balance-sheet values cannot be ruled out.

Estimates and projections are regularly reviewed. Any changes arising from these reviews is recognised in the period in which it is carried out, provided that it concerns that period. If the reappraisal concerns both current and future periods it is recognised in both current and future periods as appropriate.

Section 3 - Subsequent events

No substantial events have occurred after the balance sheet date that would make it necessary to change the information given in the Accounts as at December 31, 2008.
Further details and informations are represented in the consolidated annual report.

Section 4 - Other matters

It should be noted that as a part of the reorganisation of the operations of the Group's Italian commercial banks which was legally finalized on November 1, 2008, but with effect for accounting and tax purposes from January 1, 2008, UniCredit Banca S.p.A., UniCredit Banca di Roma S.p.A., Banco di Sicilia S.p.A. and Bipop Carire S.p.A. were merged into UniCredit S.p.A..

On the same effective date, November 1, 2008, certain businesses, which had belonged to the above banks, were transferred to UniCredit Banca, UniCredit Banca di Roma, Banco di Sicilia, UniCredit Banca per la Casa (now UniCredit Family Financing Bank), UniCredit Corporate Banking, UniCredit Private Banking and UniCredit Real Estate in keeping with the referenced reorganisation and based on the divisional business model already applied to UniCredit's banks before the acquisition of Capitalia.

Part A - Accounting Policies (Continued)

As a result of these transactions, UniCredit S.p.A income statement figures as at December 31, 2008, provided for comparison purposes, include the results of the banks absorbed effective January 1, 2008.

The Report on Operations provides a comparison of the operating results as at December 31, 2009 with pro-forma results for the previous year, which had been restated by eliminating the impact of the above mentioned business combinations occurred in 2008.
It should be noted that reclassified accounts are used in the Report on Operations, and a reconciliation with official accounts is provided in Annex 1.

Since 2009 the following principles or accounting interpretations have become effective:
- Improvements to IFRSs (EC regulation 70/2009) (excluding revisions to IFRS1 and IFRS5);
- IAS 1: Presentation of Financial Statements (transposed into EC regulation 1274/2008);
- IAS 23: Borrowing costs (EC regulation 1260/2008);
- Amendments to IAS 32: Financial Instruments - Disclosure and Presentation and IAS1: Presentation of Financial Statements – Puttable Financial Instruments and Obligation Arising on Liquidation (EC regulation 53/2009);
- Amendments to IFRS 1: First-time Adoption of International Financial Reporting Standards and to IAS 27: Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate (EC regulation 69/2009);
- Amendments to IFRS 2: Share-Based Payment (EC regulation 1261/2008);
- Amendments to IFRS 4: Insurance contracts and to IFRS 7 Improving Disclosures about Financial Instruments (EC regulation 1165/2009);
- IFRS 8: Operating Segments (EC regulation 1358/2007);
- Amendments to IAS 39 and to IFRS 7: Reclassification of Financial Assets – Effective Date and Transition (CE regulation 824/2009);
- Amendments to IFRIC 9: Reassessment of Embedded Derivatives and to IAS 39: Financial Instruments: Recognition and Measurement (EC regulation 1171/2009);
- IFRIC 13: Customer Loyalty Programmes (EC regulation 1262/2008);
- IFRIC 14: The limit of a Defined Benefit Assets, Minimum Funding Requirements and their Interaction (EC regulation 1263/2008).

As regards the new version of IAS 1 "Presentation of Financial Statements" and the adoption of the statement of comprehensive income, see Section 2 above - General Principles.

In addition, it should be noted that the revisions to IFRS 7 include the requirement that valuations at fair value be classified on the basis of a hierarchy of levels that reflects the significance of the inputs used in the valuations.

Both these revisions are included in those incorporated in the referenced first amendment to Circular 262/2005 of Banca d'Italia (see Section 1).

The adoption of the other standards and interpretations cited also had no effect on the balance sheet or income statement of the UniCredit S.p.A financial statements.

The European Commission also transposed some accounting principles which have become effective after December 31, 2009, for which UniCredit did not avail itself of the possibility to implement them in advance.

These principles are:
- Improvements to IFRSs (EC regulation 70/2009) (only for revisions to IFRS1 and IFRS5);
- IAS 27: Consolidated and Separate Financial Statements (EC regulation 494/2009);
- Revised IFRS 1: First Time Adoption of IFRSs (EC regulation CE 1136/2009);
- IFRS 3: Business Combination (EC regulation 495/2009);
- IFRIC 12: Service Concession Arrangements (EC regulation 254/2009);
- IFRIC 15: Agreements for the Construction of Real Estate (Reg. CE 636/2009);
- IFRIC 16: Hedges of a Net Investment in a Foreign Operation (EC regulation 460/2009);
- IFRIC 17: Distribution of Non-Cash Assets to Owners (EC regulation 1142/2009);
- IFRIC 18: Trasfers of Assets from Customers (EC regulation 1164/2009);
- Amendments to IAS 32: Financial Instruments – Presentation – Classification of Rights issues (EC regulation 1293/2009);
- Amendments to IAS 39 Financial Instruments: Recognition and Measurement – Eligible Hedged Items (EC regulation 839/2009).

It should also be noted that the new IFRS 3: Business Combinations:
- specifies, that in the event control is acquired by purchasing interests in the company in successive phases, these must be measured at fair value on the date control is acquired, with any differences in valuation posted to the income statement;
- indicates that transaction costs incurred as a part of business combination transactions must be recorded in the income statement;
- provides further clarifications concerning the valuation, on the purchase date, of assets and liabilities acquired;
- introduces the requirement to measure at fair value any amounts that the purchaser must pay to the seller upon the occurrence of predetermined circumstances following the acquisition date.

In keeping with the revision of IFRS 3, the IASB also revised IAS 27 indicating, among other things, that if there is a loss of control over a subsidiary, the seller must record any remaining interest at fair value with differences posted to the income statement.

The required changes are under examination. We do not in any case believe that these standards will have any significant impact on our income statement or balance sheet.

As at December 31, 2009 the IASB had issued or reviewed the following accounting principles:
- Amendments to IFRSs;
- Amendments to IFRS 2: Group Cash-settled Share-Based Payment Transactions;
- Amendments to IFRS 1: Additional Exemptions for First-Time Adopters;
- Revised IAS 24: Related Party Disclosures;
- Amendments to IFRIC 14 - Prepayments of a Minimum Funding Requirement;
- IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments;
- IFRS 9: Financial Instruments.

However, the adoption of these principles by UniCredit S.p.A is subject to transposition thereof by the European Union.

These accounts are audited by KPMG S.p.A. pursuant to LD 58/98 and the resolution passed by the Shareholders' Meeting on May 10, 2007.

The Board of Directors approved these Accounts on March 16, 2010 and authorized the publication of the essential figures.

The whole document is lodged with the competent offices and entities as required by law.

A2 - The Main Items of the Accounts

1 - Financial Assets held for trading (HfT)

A financial asset is classified as held for trading if it is:
1. acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
2. part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
3. a derivative (except for derivatives which constitute financial guarantees, see Section 17, and derivatives designated as hedging instruments designated hedging instruments - see Section 6).

When an HfT financial asset is recognised initially, it is measured at its fair value excluding transaction costs and income which shall be directly recognised in profit and loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition these financial assets are measured at their fair value through profit or loss.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/liabilities at fair value through profit and loss" (please see Ch. 5). If the fair value of a financial asset falls below zero, it is recognised in item 40 "Financial liabilities held for trading".

A derivative is a financial instrument or other contract with all three of the following characteristics:
1. its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
2. it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
3. it is settled at a future date.

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
1. the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
2. a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
3. the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as a financial asset or financial liability at fair value through profit or loss.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs and income directly attributable to the instrument, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the interest at amortised cost being recognized in the income statement. Gains or losses arising out of changes in fair value are recognised in equity item 130 "Revaluation reserves" – except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised under item 130.b) "Impairment losses on AfS available for sale financial assets" and item 80 "Gains (losses) on financial assets and liabilities held for trading" respectively - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100(b) "Gains (losses) on disposal or repurchase of AfS financial assets".

The fair value changes recorded in item 130 "Revaluation reserves" are also reported in the Statement of Comprehensive Income.

Equity instruments (shares) not listed in an active market and whose fair value cannot be reliably determined are valued at cost.

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 130 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130(b) "Impairment losses (b) Available for sale financial assets".
In respect of debt instruments, any circumstances indicating that the borrower is experiencing financial difficulties which could prejudice the collection of the principal or interest, represent an impairment loss.

Lasting loss of value of equity instruments is assessed on the basis of indicators such as fair value below cost and adverse changes in the environment in which the company operates, as well as the issuer's debt service difficulties.

If the fall in fair value below cost is more than 50% or last for more than 18 months, the loss of value is normally considered lasting.

If however the fall in the fair value of the instrument is over 20% but less than or equal to 50% or continues for no less than 9 but no longer than 18 months, UniCredit analyses further income and market indicators.

If the results of the analysis are such as to prejudice the recovery of the amount originally invested, a lasting loss of value is recognized.

The amount taken to profit and loss is the difference between carrying amount (acquisition cost less any impairment loss already recognized in profit or loss) and current fair value.

Where instruments are valued at cost, the amount of the loss is determined as the difference between their carrying value and the present value of estimated future cash flows, discounted at the current market yield on similar financial assets.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

a) are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
b) occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
c) are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, which will usually be the price paid including transaction costs and income directly attributable to the acquisition or provision of the financial asset (even if not yet settled), a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100(c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130(c) "Impairment losses (c) held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of of disbursement to the borrower.

These items include debt instruments with the same characteristics or that are subject to portfolio reclassification in accordance with the rules of IAS 39 (see Part A.3.1 below - Transfers between portfolios).

After initial recognition at fair value, which usually is the price paid including transaction costs and income which are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:
- when a loan or receivable is derecognised: in item 100 (a) "Gains (losses) on disposal";

or:
- when a loan or receivable is impaired: in item 130 (a) "Impairment losses (a) loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accruals basis under item 10 "Interest income and similar revenue".

Delay interest is taken to the income statement on collection or receipt.

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected net cash flows of principal and interest less recovery costs and any prepayments received; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

The amount of the loss on impaired exposure classified as non-performing, doubtful or restructured according to the categories specified below, is the difference between the carrying value and the present value of estimated cash flows discounted at the original interest rate of the financial asset.

Part A - Accounting Policies (Continued)

In the first year of the transition to IAS/IFRS (2005) and subsequently, if the original interest rate of a financial asset being discounted cannot be found, or if finding it would be excessively onerous, the average rate was applied that was recorded for positions with similar characteristics, which had not deteriorated in the year in which the original deterioration of the asset concerned occurred. For all fixed-rate positions, the rate determined in this manner was also held constant in future years.

Recovery times are estimated on the basis of any repayment schedules agreed with the borrower or included in a business plan or reasonably predicted, based on historical recovery experience observed for similar classes of loans, taking into account the type of loan, the geographical location, the type of security and any other factors considered relevant.

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment. These impaired loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130(a) "Impairment losses (a) loans and receivables".

In the Notes to the Accounts, write-downs of impaired loans are classified as specific in the relevant income statement item even when the calculation is flat-rate or statistical, as indicated below.

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130(a) "Impairment losses (a) loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

When the bank enters in a deal exchanging a loan or a receivable already booked with shares throughout a debt/equity swap, this needs, before exchanging, the valuation of those loans or receivables vis a vis the conversion agreement undersigned. Reference is done to the following A.3 chapter for any clarification necessary regarding the methods used to fix fair value of the shares coming out from these deals. Any negative difference between the value of the loans or receivables and the value of the shares is charged directly to Profit and Losses in Impairment Losses.

Impaired loans and receivables are divided into the following categories:

- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation. Measurement is generally on a loan-by-loan basis or, for loans singularly not significant, on a portfolio basis for homogeneous categories of loans;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time. Doubtful loans also include loans not classified as non-performing granted to borrowers other than government entities where the following conditions are met:
  - they have fallen due and remained unpaid for more than 270 days (or for more than 150 or 180 days for consumer credit exposure with an original term of less than 36 months, or 36 months or over, respectively);
  - the amount of the above exposure to the same borrower and other defaulted payments that are less than 270 days overdue, is at least 10% of the total exposure to that borrower.

Doubtful loans are valued analytically when special elements make this advisable or by applying analytically flat percentages on a historical or stochastic basis in the remaining cases.

- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis including discounted cost due to renegotiation of the interest rate at a rate lower than the original contractual rate;
- **Past-due loans** - total exposure to any borrower not included in the other categories, which at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 90 days past due.

Retail loans to public-sector entities and companies resident or established in Italy are considered impaired where there are overdue or unauthorized exposures for more than 180 instead of 90 days.

Total exposure is recognised in this category if, at the balance-sheet date,
either
- the expired or unauthorised borrowing;

or
- the average daily amount of expired or unauthorised borrowings during the last preceding quarter

are equal to or exceed 5% of total exposure.

Overdue exposures are valued at a flat rate on a historical or stochastic basis by applying where available the risk rating referred to Loss Given Default (LGD) under Basel II.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel II.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The methods used combine Basel 2 recommendations and IFRS. The latter exclude future loan losses, not yet sustained, but include losses already sustained even if they were not manifest at the date of measurement, on the basis of past experience of losses on assets with a similar risk profile to that of the assets being measured.

The parameter for the average period from deterioration of a borrower's financial condition and its classification as an impaired loan is the *Loss Confirmation Period*.

The portfolio valuation is the product of the risk factors used under Basel 2 (with a one-year time horizon) and the above loss confirmation periods expressed as part of a year and diversified according to asset class on the basis of the characteristics and development level of the credit processes.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Allowances for unsecured loans to residents of countries experiencing debt service difficulties, where the transfer risk is not included in the rating system applied, are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130(d) "Impairment losses (d) other financial assets" offsetting the liability item 120(b) "Provision: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities").

Loans and receivables also include, according to the applicable product breakdown , loans securitised after January 1, 2002 which cannot be derecognised under IAS 39.

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers" as "Liabilities in respect of assets sold but not derecognised".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130(a) "Impairment losses (a) loans and receivables".

5 - Financial Instruments at Fair Value through Profit or Loss (FlaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:

- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FlaFV include non-HfT financial assets, but whose risk is:

- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss");
- managed by the use of derivatives not treatable as hedges.

FlaFV are accounted for in a similar manner to HfT financial assets (see Section 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:

a) Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
b) Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
c) Hedge of a net investment in a foreign operation.

Part A - Accounting Policies (Continued)

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods, in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent.

The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date. If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

In addition, the hedging relationship ceases when the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instuments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

1. **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item. If the hedging relationship is terminated for reasons other than the sale of the hedged item, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge, in the case of interest-bearing instruments; if the financial instrument does not bear interest, the difference is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting" at once.
   If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";
2. **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 130 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".
   If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 80 "Gains (losses) on financial assets and liabilities held for trading". The fair value changes recorded in item 130 "Revaluation reserves" are also disclosed in the Statement of Comprehensive Income.
3. **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:
   - the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 130 "Revaluation - reserves" through the statement of changes in equity;
   - the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

   The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation. The fair value changes recorded in item 130 "Revaluation reserves" are also disclosed in the Statement of Comprehensive Income.
4. **Macro-hedged financial assets (liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability but also a monetary position contained in a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities.
   As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125 per cent.
   Net changes - gains or losses - in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting ".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100. "Gains (losses) on disposal or repurchase".

7 - Equity Investments

Equity investments are equity instruments and consequently defined as financial instruments under IAS 32.

Investments in equity instruments made with the intention of establishing or maintaining a long-term operational relationship with the investee are strategic investments.

The following are the types of equity investment:

Subsidiaries

Subsidiaries are entities of which:

- The parent owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

Associates

An associate is a company over which the investor has significant influence and which is neither a subsidiary nor an interest in a joint venture.
If an investor holds, directly or indirectly, 20 per cent or more of the voting power of another company, it is presumed that the investor has significant influence, unless it can be clearly demonstrated that this is not the case.

If the investor holds, directly or indirectly, less than 20 per cent of the voting power of the investee, it is presumed that the investor does not have significant influence, unless such influence can be clearly demonstrated. A substantial or majority ownership by another investor does not necessarily preclude an investor from having significant influence.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Investments in subsidiaries, associates and joint ventures are measured at cost.

The purchase price of an equity investment is the sum of:

- the fair value, at the date of acquisition, of the assets sold, liabilities assumed and equity instruments issued by the purchaser in exchange for control of the investee

and

- any cost directly attributable to the acquisition.

If there is reason to believe that the value of an equity investment is impaired, the recoverable value of the investment is estimated, taking into account its fair value if it is a listed instrument or its value in use if the investment is in an unlisted company. The value in use of an unlisted company is determined where possible using internal measurement models in general use in financial business.

If there is evidence that an equity investment may have become impaired, its carrying value is compared with its recoverable value, which is determined on the basis of its value in use, in turn calculated by means of valuation models in general use in financial business, which discount expected future cash flow from the equity investment.

If it is not possible to obtain sufficient information the value in use is considered to be the net worth of the company.

If the recovery value is less than the carrying value, the difference is recognised through profit or loss in item 210. "Profit (loss) of associates". If the reasons for impairment are removed following a subsequent event occurring after the recognition of impairment, writebacks are made through same profit or loss item.

Equity investments considered strategic investments not covered by the above definitions and not recognised in item 140. "Non-current assets and disposal groups held for sale" or item 90. "Liabilities associated with assets held for sale" (see Section 10), are classified as available for sale financial assets or financial assets measured at fair value, and treated accordingly (see Sections 2 and 5).

Part A - Accounting Policies (Continued)

8 - Property, Plant and Equipment

The item includes:
- land
- buildings
- furniture and fixtures
- plant and machinery
- other machinery and equipment
- leasehold improvements.

and is divided between:
- assets used in the business
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be leased under a finance lease, only for those finance leases which provide for retention of risk by the lessor until the acceptance of the asset by the lessee and the start of rentals under the finance lease (any finance leases with transfer of risk are recognized as loans and receivables).

The item includes assets used as lessee under a finance lease, or let/hired out as lessor under an operating lease.

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment identifiable and not separable are recognised in item 150 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location, installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:
150(b) "General and administrative expenses", if they refer to assets used in the business;
or
190 "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

An item with a finite useful life is subject to straight-line depreciation.

Residual useful life is usually assessed as follows:

Buildings	max. 33 years;
Moveables	max. 7 years;
Electronic equipment	max. 12 years;
Other	max. 7 years;
Leasehold Improvements	max. 15 years.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 170 "Impairment/write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future; any difference between sale proceeds and carrying value is recognised in profit and loss item 240 "Gains (losses) on disposal of investments".

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Parent, from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This item also includes intangible assets used as lessee under finance leases or as lessor under operating leases (rental/hire).

Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life.
Residual useful life is usually assessed as follows:

Software	max. 5 years;
Other intangible assets	max. 5 years.

Intangible assets with an indefinite life are not amortized.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

For an intangible fixed asset with indefinite life even if there are no indications of impairment, the carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 180 "Impairment/write-backs on intangible assets".

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future; any difference between sale proceeds and carrying value is recognised in the profit and loss item 240 "Gains (losses) on disposal of investments".

Goodwill

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a company being merged or absorbed is recognised as an intangible asset. Goodwill arising from the acquisition of subsidiaries, non-controlling interests and joint ventures is implicit in the acquisition cost and, therefore, shall be recognised through investment in associates and joint ventures.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Goodwill is tested for impairment annually, as for other intangible assets with an indefinite life. To this end it is allocated to the equity investment according to the Group's business areas model, which is the lowest level at which goodwill is monitored.

Impairment losses on goodwill are recognised in profit and loss item 230 "Impairment losses on goodwill". In respect of goodwill, no write-backs are allowed.

10 - Non-current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 140 "Non-current assets and disposal groups held for sale" and item 90 "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

Part A - Accounting Policies (Continued)

The balance of revenue and expense relating to these assets and liabilities (dividends, interest etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 280 "Gains (losses) on groups of assets held for sale net of tax".

The revaluation reserves relating to Non-current assets held for sale, which are recorded as a contra item to changes in value relevant for this purpose (see A.1 – General, Section 2 General Principles), are reported separately in the Statement of Comprehensive Income.

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 130b) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:
- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability (item 80b) is recognised for all taxable temporary differences, unless the deferred tax liability arises from:
- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
  1. is not a business combination; and
  2. at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 260 "Tax expense (income) related to profit or loss from continuing operations", except tax referred to items debited or credited directly to equity, in the same or another year, such as those tax relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions – i.e. provisions for employee benefits paid after leaving employment – are classified as defined contribution plans or defined-benefit plans according to the nature of the plan.

In detail:
- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan, since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120(a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation and 10% of the fair value of any plan asset, less any pension charges relating to benefits already provided but not recognized, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:

- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation;

and

- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 160 "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities and Securities in Issue

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments. The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part. recognised in item 150 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

Securities in issue are recognized net of repurchased amounts; the difference between the carrying value of the liability and the amount paid to buy it in is taken to profit and loss under item 100.d) "Gains (losses) on buy-ins of financial liabilities". Subsequent replacement by the issuer is considered as a new issue and generates no gains or losses.

Part A - Accounting Policies (Continued)

It has to be noted that there are no liabilities and securities in issue that include covenants that would cause default or restructuring events. There are no debts instruments involving convertibility to equity instruments (under IASB IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, as issued by the IASB but not yet endorsed by the EU).

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
a) derivatives that are not recognised as hedging instruments;
b) obligations to deliver financial assets sold short;
c) financial liabilities issued with an intention to repurchase them in the near term;
d) financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit and Loss

Financial liabilities, like financial assets may also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80 "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:
- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

All exchange differences recorded under revaluation reserves in shareholders' equity are also reported in the Statement of Comprehensive Income.

17 - Other Information

Business Combinations

A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).

IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:
(a) identifying an acquirer;
(b) measuring the cost of the business combination; and
(c) allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date.

If the business combination involves more than one exchange transaction, the cost of the combination is the aggregate cost of the individual transactions and the date of exchange is the date of each exchange transaction, whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:
(a) in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
(b) in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
(c) in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Derecognition

Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.

Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:

- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;
- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;
- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset to a third party.

Part A - Accounting Policies (Continued)

Rights to cash flow are considered to be transferred even if contractual rights to receive the asset's cash flow are retained but there is an obligation to pay this cash flow to one or more entities and all the following conditions are fulfilled (pass-through agreement):
- there is no obligation on the Bank to pay amounts not received from the original asset;
- sale or pledge of the original asset is not allowed, unless it secures the obligation to pay cash flow;
- the Bank is obliged to transfer forthwith all cash flows received and may not invest them, except for liquidity invested for the short period between the date of receipt and that of payment, provided that the interest accrued in that period is paid on.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The main transactions that do not allow, under the above rules, total derecognition of a financial asset are securitisations, repurchase transactions (buy-ins) and stock lending.

In the case of securitisations the Bank does not derecognise the financial asset on purchase of the equity tranche or provision of other forms of support of the structure which result in the Bank retaining the credit risk of the securitised portfolio.

In the case of repurchase transactions and stock lending, the assets transacted are not derecognised since the terms of the transaction entail the retention of all their risks and rewards.

Treasury Shares
Changes in treasury shares are reported as a direct contra item to shareholders' equity, i.e. as a reduction to the latter in the amount of any purchases, and as an increase in the amount of any sales.
If, that is, treasury shares are subsequently sold, the difference between the sale price of treasury shares and the related post-tax repurchase cost is also recognized directly as a contra item to shareholders' equity.

Finance Leases
Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:
- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See Sections 8 – Property, Plant and Equipment and 9 - Intangible Assets below for treatment of the lessee's assets.

Factoring
Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions
Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Italian Staff Severance Pay *(Trattamento di fine rapporto - "TFR")*
The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Section 12 under *Retirement Payments and Similar Obligations*).

Following pension reform by Law 252/2005, TFR installments accrued to 12.31.2006 stay in the employer and are considered a post-employment defined benefit plan therefore incurring actuarial valuation, though with simplified actuarial assumptions, i.e., forecast future pay rises are not considered.

TFR installments accrued since 01.01.2007 (date of Law 252's coming into effect) are, at the employee's discretion, either paid into a pension fund or left in the company and (where the company has in excess of 50 employees) paid into an INPS Treasury fund by the employer, and are considered a defined-contribution plan.

Costs relating to TFR accruing in the year are taken to income statement item 150.a) "Payroll" and include interest accrued in the year (interest cost) on the obligation already existing at the date of the reform and the accrued installments for the year paid into the complementary pension scheme or to the Treasury fund of INPS.

Actuarial gains (losses), i.e., the difference between the liabilities' carrying value and the present value of the obligation at the end of the period are recognised according to the 'corridor' method, i.e., only when they exceed 10% of the present value of the obligation at the period-end. Any surplus is taken to the income statement and amortized over the residual working life of the employees who are members of the plan, as from the following financial year.

Share-Based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:

- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 150 "Administrative costs" offsetting the liability item 160 "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100 "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 150 "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits – e.g. long-service bonuses, paid on reaching a predefined number of years' service – are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see Section 12 – Provisions for risks and charges – retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and credit derivatives in the same class

Guarantees and credit derivatives in the same class measured under IAS 39 (i.e. contracts under which the issuer makes pre-established payments in order to compensate the guaranteed party or buyer of protection for losses sustained due to default by a debtor on the maturity of a debt instrument) are initially and subsequently (on remeasurement following impairment losses) recognised in item 100 "Other liabilities".

After initial recognition, guarantees given are recognized at the greater of the initially recognized value, net of any amortized portion, and the estimated amount required to meet the obligation.

The effects of valuation, related to any impairment of the underlying, are recognized in the same balance-sheet item contra item 130.d "Write-downs and write-backs due to impairment of other financial transactions" in the income statement.

Profit and Loss

Interest Income and Expense

Interest income and expense and similar income and expense items relate to liquid assets, as well as financial instruments of a monetary nature (held for trading, measured at fair value through profit or loss or available for sale), HtM financial assets, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Part A - Accounting Policies (Continued)

Interest also includes:
the net credit or debit balance of differentials and margins on financial derivatives:
- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions
Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends
Dividends are recognised in the profit and loss account for the year in which their distribution has been approved.

Relevant IFRS definitions
The main definitions introduced by IFRS are described below, other than those dealt with in previous sections.

Amortised cost
The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets
At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:

(a) significant financial difficulty of the issuer or obligor;
(b) a breach of contract, such as a default or delinquency in interest or principal payments;
(c) the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
(d) it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
(e) the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or
(f) observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
  (i) adverse changes in the payment status of borrowers in the group; or
  (ii) national or local economic conditions that correlate with defaults on the assets in the group.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130 "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the risk¬free interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the temporary value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured.

The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130 "Impairment losses" except in the case of AfS equity instruments (see Section 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Part A - Accounting Policies (Continued)

A.3 - Information on Fair Value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

For financial instruments listed in active markets, fair value is determined on the basis of official prices in the most advantageous market to which UniCredit has access (Mark to Market).

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service, dealer, broker, agency that determines prices or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If market quotations are not available, UniCredit uses valuation models (Mark to Model) in keeping with generally accepted methods used by the market. Valuation models include techniques based on the discounting of future cash flows and on volatility estimates, and they are subject to revision both during their development and periodically in order to ensure they remain valid over time.

These methods use inputs based on prices set in recent transactions for the instrument being valued and/or prices/quotations for instruments having similar characteristics in terms of risk profile.

In fact, these prices/quotations are relevant for determining significant parameters in terms of the credit risk, liquidity risk and price risk of the instrument being valued.

Reference to these "market" parameters makes it possible to limit the discretionary nature of the valuation, and ensures that the resulting fair value can be verified.

If, for one or more risk factors it is not possible to refer to market data, the valuation models employed use estimates based on historical data as inputs.

A.3.1 Transfers between Portfolios

In Regulation No. 1004 of October 15, 2008, the European Commission transposed the revisions to IAS 39 and IFRS 7 "Reclassification of financial assets" approved by the IASB. These revisions, which apply retroactively starting July 1, 2008, make it possible to reclassify certain financial assets, after their initial recognition, out of the HfT and AfS portfolios.

In particular, the following may be reclassified:
- those HfT or AfS financial assets that would have satisfied the definition specified by international accounting standards for the loan portfolio (if such assets were not classified as HfT or AfS respectively on initial recognition) if the entity intends, and is able, to hold them for the foreseeable future or until maturity;
- "only in rare circumstances" those HfT financial assets, which, at the time of their recording, did not satisfy the definition of loans.

The following tables (which are broken down by type of underlying asset and portfolio) provide the book value and fair value as at December 31, 2009 of assets which had been reclassified in H2 2008 and H1 2009. The income/expenses that would have been recognized if such reclassifications had not occurred, as well as those effectively recognized through profit or loss or at equity are also provided.

These income/expenses before taxes are broken down into two categories: those arising "from measurement" (including any write-downs) and "other" (including interest and gains/losses on the disposal of the transferred assets.

As a result the overall impact before taxes that would have been recognized in the income statement as of December 31, 2009, if these assets had not been reclassified, would have been a loss of €2,668 thousand, while the impact actually recognized was a gain of €9,028 thousand.

A.3.1.1 Reclassified financial assets: book value, fair value and effects on comprehensive income

INSTRUMENTS TYPE	ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION	CARRYING AMOUNT AS AT 12.31.2009	FAIR VALUE AS AT 12.31.2009	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES)		INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES)	
					FROM MEASUREMENT	OTHER	FROM MEASUREMENT	OTHER
Debt securities	Financial assets held for trading	Loans and receivables with banks	35,850	35,198	1,287	3,349	-	2,489
Debt securities	Financial assets held for trading	Loans and receivables with customers	3,689	3,448	(282)	779	-	1,656
Debt securities	Available-for-sale financial assets	Loans and receivables with customers	173,698	159,275	(13,569)	5,768	-	4,883
Total			**213,237**	**197,921**	**(12,564)**	**9,896**	**-**	**9,028**

Assets transferred to loans to customers comprise structured credit products (other than derivatives).

Additionally, as regards assets which were transferred from the AfS portfolio in 2009 for a total carrying amount of €173,698 thousand, the following table shows the capital gains or losses before taxes which were recognized in 2009 (through profit or loss or at net equity respectively) and in 2008 up until the moment when they were transferred.

Only the 2008 figure is provided as these assets were reclassified on January 1, 2009 with a negative effect on equity of €27,398 thousand.

A.3.1.2 Reclassified financial assets: effects on comprehensive income before the reclassification

INSTRUMENTS TYPE	ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION	GAINS/LOSSES RECOGNIZED IN P&L		GAINS/LOSSES RECOGNIZED IN OCI	
			12.31.2009	12.31.2008	12.31.2009	12.31.2008
Debt securities	Available-for-sale financial assets	Loans and receivables with customers	-	-	-	(27,398)
Total			**-**	**-**	**-**	**(27,398)**

A.3.1.3. Transfer of financial assets held for trading

In application of the provisions of Article 2 of referenced EC Regulation 1004/2008, pursuant to which "the current financial crisis is considered to be such a rare circumstance which would justify the use of this possibility [reclassification] by companies," during the second half of 2008 and first half of 2009, UniCredit S.p.A reclassified HfT financial assets consisting of structured credit products (other than derivatives) and debt securities issued by governments, public entities, companies and financial institutions other than derivative contracts and financial instruments containing embedded derivatives, for a total book value of €213,237 thousand as at December 31, 2009.

A.3.1.4. Effective interest rate and cash flows expected from reclassified assets

At the reclassification date, cash flows expected from reclassified assets until their maturity totalled €197,720 thousand, with an average implicit effective interest rate of 2,9%.

A.3.2 Fair Value Hierarchy

IFRS 7 calls for classifying instruments being measured at fair value as a function of the ability to observe the inputs used for pricing.

To be specific, three levels are specified:
- Level 1: the fair value of instruments classified in this level is determined based on quotation prices observed in active markets;
- Level 2: the fair value of instruments classified in this level is determined based on valuation models that use inputs that can be observed in the market;
- Level 3: the fair value of instruments classified in this level is determined based on valuation models that primarily use inputs that cannot be observed in the market;

The following tables show a breakdown of financial assets and liabilities designated at fair value according to the above-mentioned levels, as well as the annual changes of Level 3 assets or liabilities.

Part A - Accounting Policies (Continued)

A.3.2.1 - Accounting portfolios - breakdown by fair value levels

FINANCIAL ASSETS/LIABILITIES CARRIED AT FAIR VALUE	12.31.2009 L1	12.31.2009 L2	12.31.2009 L3	12.31.2008 L1	12.31.2008 L2	12.31.2008 L3
1. Financial assets held for Trading	3,485,496	2,279,457	586,542	4,659,517	2,319,323	2,025,781
2. Financial assets at fair value through P&L	387,973	13,541	33,323	277,154	-	40,854
3. Available for sale financial assets	7,943,865	584,634	898,874	1,961,695	-	1,322,942
4. Hedging derivative assets	-	4,202,838	-	-	2,038,583	-
Total	**11,817,334**	**7,080,470**	**1,518,739**	**6,898,366**	**4,357,906**	**3,389,577**
1. Financial liabilities held for Trading	117,536	2,416,781	404,215	183,870	3,102,693	606,550
2. Financial liabilities at fair value through P&L	-	-	-	-	-	-
3. Hedging derivative Liabilities	-	3,585,207	87	-	2,914,023	-
Total	**117,536**	**6,001,988**	**404,302**	**183,870**	**6,016,716**	**606,550**

Legend:
L1 = Level 1
L2 = Level 2
L3 = Level 3

The increase in assets whose fair value is classified as Level 1 was attributable to the purchase of Italian government bonds classified as available for sale, while in respect of assets whose fair value is classified as Level 2 the increase in derivative instruments was due to the change in transaction volumes and market conditions from 2008.

A.3.2.2 Annual changes in financial assets at fair value level 3

	FINANCIAL ASSETS				
	HELD FOR TRADING	AT FAIR VALUE TROUGHT P&L	AVAILABLE FOR SALE	HEDGING DERIVATIVES	TOTAL
1.Opening balances	**2,025,781**	**40,854**	**1,322,942**	**-**	**3,389,577**
2. Increases	**179,270,561**	**1,834**	**161,225**	**-**	**179,433,620**
2.1 Purchases	1,966	-	12,361	-	14,327
2.2 Profits recognized in	179,268,569	1,811	54,542	-	179,324,922
2.2.1 Income Statement	179,268,569	1,811	27,439	-	179,297,819
- of which Unrealized gains	*364,097*	*1,811*	-	-	*365,908*
2.2.2 Equity	-	-	27,103	-	27,103
2.3 Transfer from other levels	-	-	70,470	-	70,470
2.4 Other increases	26	23	23,852		23,901
3. Decreases	**180,709,800**	**9,365**	**585,293**	**-**	**181,304,458**
3.1 Sales	178,904,691	9,042	54,252	-	178,967,985
3.2 Redemptions	1,498,841	-	30,366	-	1,529,207
3.3 Losses recognized in:	304,052	-	63,859	-	367,911
3.3.1 Income Statement:	304,052	-	59,079	-	363,131
- of which Unrealized losses	*303,065*	-	*58,020*	-	*361,085*
3.3.2 Equity		-	4,780	-	4,780
3.4 Transfer to other levels	506	1	236,297	-	236,804
3.5 Other decreases	1,710	322	200,519	-	202,551
4. Closing balances	**586,542**	**33,323**	**898,874**	**-**	**1,518,739**

A.3.2.3 Annual changes in financial liabilities at fair value level 3

	FINANCIAL LIABILITIES			
	HELD FOR TRADING	AT FAIR VALUE TROUGHT P&L	HEDGING DERIVATIVES	TOTAL
1.Opening balances	**606,550**	**-**	**-**	**606,550**
2. Increases	**178,992,261**	**-**	**87**	**178,992,348**
2.1 Issuance	-	-	-	-
2.2 Losses recognized in:	178,992,261	-	87	178,992,348
2.2.1 Income Statement	178,992,261	-	87	178,992,348
- of which Unrealized losses	*6,366*	-	*87*	*6,453*
2.2.2 Equity	-	-	-	-
2.3 Transfer from other levels	-	-	-	-
2.4 Other increases	-	-	-	-
3. Decreases	**179,194,596**	**-**	**-**	**179,194,596**
3.1 Redemptions	178,985,896	-	-	178,985,896
3.2 Purchases	-	-	-	-
3.3 Profits recognized in:	115,740	-	-	115,740
3.3.1 Income Statement	115,740	-	-	115,740
- of which Unrealized gains	*115,740*	-	-	*115,740*
3.3.2 Equity	-	-	-	-
3.4 Transfer to other levels	92,960	-	-	92,960
3.5 Other decreases	-	-	-	-
4. Closing balances	**404,215**	**-**	**87**	**404,302**

A.3.3 Day One Profit/Loss

The value at which financial instruments are recognized is equal to their fair value on the same date.

The fair value of financial instruments, other than those designated at fair value through profit or loss, at their recognition date is usually assumed to be equal to the amount collected or paid.

For financial instruments held for trading (see sections 1 and 14 of Part A.2 above) and instruments designated at fair value (see sections 5 and 15 of Part A.2 above), any difference from the amount collected or paid is posted under the appropriate items of the income statement.

The use of conservative valuation models, the processes described above for revising the models used and related parameters and value adjustments to reflect model risk ensure that the amount recognized in the income statement is not derived from the use of valuation parameters that cannot be observed.

Part B - Balance Sheet (Amounts in thousands of €)

Assets

Section 1 - Cash and cash balances - Item 10

1.1 Cash and cash balances: breakdown

	12.31.2009	12.31.2008
a) Cash	96	97
b) Demand deposits with Central banks	5,914,103	33,310
Total	**5,914,199**	**33,407**

Section 2 - Financial assets held for trading - Item 20

2.1 Financial assets held for trading: product breakdown

	12.31.2009			12.31.2008		
ITEMS/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
A) Financial assets (non-derivatives)						
1. Debt securities	3,485,458	357	489	4,659,517	-	1,500,545
1.1 Structured securities	-	-	-	51	-	-
1.2 Other debt securities	3,485,458	357	489	4,659,466	-	1,500,545
2. Equity instruments	-	-	-	-	-	-
3. Units in investment fund	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-
4.1 Repos	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
Total (A)	**3,485,458**	**357**	**489**	**4,659,517**	**-**	**1,500,545**
B) Derivative instruments						
1. Financial derivatives	38	2,279,100	585,976	-	2,319,323	525,203
1.1 trading	38	2,007,247	186,511	-	1,919,349	119,519
1.2 fair value hedges	-	-	-	-	-	-
1.3 other	-	271,853	399,465	-	399,974	405,684
2. Credit derivatives	-	-	77	-	-	33
2.1 trading	-	-	-	-	-	-
2.2 fair value hedges	-	-	-	-	-	-
2.3 other	-	-	77	-	-	33
Total (B)	**38**	**2,279,100**	**586,053**	**-**	**2,319,323**	**525,236**
Total (A+B)	**3,485,496**	**2,279,457**	**586,542**	**4,659,517**	**2,319,323**	**2,025,781**

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

Part B - Balance Sheet

2.2 Financial assets held for trading: breakdown by issuer/borrower

ITEMS/VALUES	12.31.2009	12.31.2008
A. FINANCIAL ASSETS (NON-DERIVATIVES)		
1. Debt securities	**3,486,304**	**6,160,062**
a) Governments and central banks	3,485,459	4,659,328
b) Other public-sector entities	482	647
c) Banks	357	1,498,589
d) Other issuers	6	1,498
2. Equity instruments	-	-
a) Banks	-	-
b) Other issuers:	-	-
- Insurance companies	-	-
- Financial companies	-	-
- Non-financial institutions	-	-
- Other	-	-
3. Units in investments fund	-	-
4. Loans	-	-
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other issuers	-	-
Total A	**3,486,304**	**6,160,062**
B. DERIVATIVE INSTRUMENTS		
a) Banks		
- fair value	1,669,723	2,192,010
b) Customers		
- fair value	1,195,468	652,549
Total B	**2,865,191**	**2,844,559**
Total (A+B)	**6,351,495**	**9,004,621**

2.3 Financial assets held for trading: annual changes

	12.31.2009				
CHANGES/UNDERLYING ASSETS	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**6,160,062**	-	-	-	**6,160,062**
B. Increases	**907,707**	**9**	-	-	**907,716**
B.1 Purchases	716,994	9	-	-	717,003
B.2 Positive changes in fair value	5,491	-	-	-	5,491
B.3 Other changes	185,222	-	-	-	185,222
C. Reductions	**3,581,465**	**9**	-	-	**3,581,474**
C.1 Sales	225	9	-	-	234
C.2 Redemptions	3,534,329	-	-	-	3,534,329
C.3 Negative changes in fair value	17,709	-	-	-	17,709
C.4 Transfers to other portfolios:	-	-	-	-	-
C.5 Other changes	29,202	-	-	-	29,202
D. Closing balance	**3,486,304**	-	-	-	**3,486,304**

Part B - Balance Sheet (Continued)

Section 3 - Financial assets at fair value through profit or loss - Item 30

3.1 Financial assets at fair value through profit or loss: product breakdown

	12.31.2009			12.31.2008		
ITEMS/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	6	13,541	2	19,483	-	9,344
1.1 Structured securities	-	-	-	-	-	-
1.2 Other debt securities	6	13,541	2	19,483	-	9,344
2. Equity instruments	-	-	33,321	-	-	31,510
3.Units in investment funds	387,967	-	-	257,671	-	-
4. Loans	-	-	-	-	-	-
4.1 Structured	-	-	-	-	-	-
4.2 Other	-	-	-	-	-	-
Total	**387,973**	**13,541**	**33,323**	**277,154**	**-**	**40,854**
Cost	*347,012*	*13,185*	*31,512*	*332,152*	*-*	*40,785*

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

ITEMS/VALUES	12.31.2009	12.31.2008
1. Debt securities	**13,549**	**28,827**
a) Governments and central banks	-	-
b) Other public-sector entities	6	3
c) Banks	13,542	28,823
d) Other issuers	1	1
2. Equity instruments	**33,321**	**31,510**
a) Banks	-	-
b) Other issuers:	33,321	31,510
- insurance companies	-	-
- financial companies	-	-
- non-financial companies	33,321	31,510
- other	-	-
3. Units in investment funds	**387,967**	**257,671**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	**434,837**	**318,008**

3.3 Financial assets at fair value through profit or loss: annual changes

	12.31.2009				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**28,827**	**31,510**	**257,671**	**-**	**318,008**
B. Increases	**1,560**	**1,811**	**130,339**	**-**	**133,710**
B.1 Purchases	-	-	89,331	-	89,331
B.2 Positive changes in fair value	715	1,811	40,965	-	43,491
B.3 Other changes	845	-	43	-	888
C. Reductions	**16,838**	**-**	**43**	**-**	**16,881**
C.1 Sales	-	-	-	-	-
C.2 Redemptions	15,405	-	-	-	15,405
C.3 Negative changes in fair value	-	-	-	-	-
C.4 Other changes	1,433	-	43	-	1,476
D. Closing balances	**13,549**	**33,321**	**387,967**	**-**	**434,837**

Section 4 - Available-for-sale financial assets - Item 40

4.1 Available-for-sale financial assets: product breakdown

ITEMS/VALUES	12.31.2009 LEVEL 1	12.31.2009 LEVEL 2	12.31.2009 LEVEL 3	12.31.2008 LEVEL 1	12.31.2008 LEVEL 2	12.31.2008 LEVEL 3
1. Debt securities	**7,508,856**	**584,611**	**141,579**	**1,394,438**	**-**	**481,478**
1.1 Structured securities	-	-	-	-	-	-
1.2 Other	7,508,856	584,611	141,579	1,394,438	-	481,478
2. Equity instruments	**274,212**	**23**	**549,406**	**424,560**	**-**	**585,637**
2.1 Measured at fair value	274,212	23	263,367	424,560	-	299,581
2.2 Carried at cost	-	-	286,039	-	-	286,056
3. Units in investment funds	**160,797**	**-**	**207,889**	**142,697**	**-**	**255,827**
4. Loans	**-**	**-**	**-**	**-**	**-**	**-**
Total	7,943,865	584,634	898,874	1,961,695	-	1,322,942

Available for sale financial assets include securities purchased by some of our internal pension funds, which do not have legal status or independent own means: further detail is provided in the annexes to the Accounts.

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

ITEMS/VALUES	12.31.2009	12.31.2008
1. Debt securities	**8,235,046**	**1,875,916**
a) Governments and central banks	7,491,888	960,022
b) Other public-sector entities	1,598	8,483
c) Banks	653,987	640,742
d) Other issuers	87,573	266,669
2. Equity instruments	**823,641**	**1,010,197**
a) Banks	505,932	703,333
b) Other issuers:	317,709	306,864
- insurance companies	4,605	5,551
- financial companies	222,787	209,872
- non-financial companies	90,317	91,441
- other	-	-
3. Units in investment funds	**368,686**	**398,524**
4. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	9,427,373	3,284,637

4.3 Available-for-sale financial assets subject to micro-hedging

ITEMS/VALUES	12.31.2009	12.31.2008
1. Financial assets subject to micro-hedging of fair value	**8,045,420**	**1,125,313**
a) Interest rate risk	8,045,420	1,125,313
b) Price risk	-	-
c) Currency risk	-	-
d) Credit risk	-	-
e) Multiple risks	-	-
2. Financial assets subject to micro-hedging of cash flows	**-**	**-**
a) Interest rate risk	-	-
b) Currency risk	-	-
c) Other	-	-
Total	8,045,420	1,125,313

Part B - Balance Sheet (Continued)

4.4 Available-for-sale financial assets (other than assets sold and not derecognised or impaired assets): annual changes

	12.31.2009				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**1,875,916**	**1,010,197**	**398,524**	**-**	**3,284,637**
B. Increases	**7,338,976**	**229,557**	**98,375**	**-**	**7,666,908**
B.1 Purchases	6,819,219	10,322	46,662	-	6,876,203
B.2 Positive changes in fair value	332,212	76,013	22,572	-	430,797
B.3 Write-backs	-	-	-	-	-
- through profit or loss	-	X	-	-	-
- in equity	-	-	-	-	-
B.4 Trasfers from other portfolios:	-	-	-	-	-
B5.Other changes	187,545	143,222	29,141	-	359,908
C. Decreases	**979,846**	**416,113**	**128,213**	**-**	**1,524,172**
C1. Sales	421,606	282,401	77,047	-	781,054
C2.Redemptions	193,322	-	-	-	193,322
C.3 Negative changes in fair value	391	4,054	1,693	-	6,138
C.4 Impairments	-	109,679	46,518	-	156,197
- through profit or loss	-	109,679	46,518	-	156,197
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	173,308	-	-	-	173,308
C.6 Other changes	191,219	19,979	2,955	-	214,153
D. Closing balance	**8,235,046**	**823,641**	**368,686**	**-**	**9,427,373**

Section 5 - Held-to-maturity investments - Item 50

5.1 Held-to-maturity investments: breakdown

	12.31.2009 TOTAL				12.31.2008 TOTAL			
	CARRYING	FAIR VALUE			CARRYING	FAIR VALUE		
TYPE OF TRANSACTION/ VALUES	VALUE	LEVEL 1	LEVEL 2	LEVEL 3	VALUE	LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	4,058,611	3,465,089	519,493	129,555	6,622,866	4,164,150	-	2,330,748
1.1 Structured securities	-	-	-	-	-	-	-	-
1.2 Other securities	4,058,611	3,465,089	519,493	129,555	6,622,866	4,164,150	-	2,330,748
2. Loans	-	-	-	-	-	-	-	-
Total	**4,058,611**	**3,465,089**	**519,493**	**129,555**	**6,622,866**	**4,164,150**	**-**	**2,330,748**

5.2 Held-to-maturity investments: breakdown by debtors/issuers

TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
1. Debt securities	**4,058,611**	**6,622,866**
a) Governments and central banks	3,410,543	6,053,835
b) Other public-sector entities	49,927	-
c) Banks	598,141	569,031
d) other	-	-
2. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) other	-	-
Total	**4,058,611**	**6,622,866**

5.4 Held-to-maturity investments: annual changes

	12.31.2009		
	DEBT SECURITIES	LOANS	TOTAL
A. Opening balance	**6,622,866**	**-**	**6,622,866**
B. Increases	**805,587**	**-**	**805,587**
B.1 Purchases	643,172	-	643,172
B.2 Write-backs	-	-	-
B.3 Trasfer from other portfolios:	-	-	-
B.4 Other changes	162,415	-	162,415
C. Decreases	**3,369,842**	**-**	**3,369,842**
C.1 Sales	-	-	-
C.2 Redemptions	3,189,871	-	3,189,871
C.3 Write-downs	-	-	-
C.4 Trasfer to other portfolios	-	-	-
C.5 Other changes	179,971	-	179,971
D. Closing balances	**4,058,611**	**-**	**4,058,611**

Section 6 - Loans and receivables with banks - Item 60

6.1 Loans and receivables with banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
A. Loans to Central Banks	**1,871,875**	**8,241,901**
1. Time deposits	5,082	7,378
2. Compulsory reserves	1,865,692	7,294,822
3. Repos	-	937,919
4. Other	1,101	1,782
B. Loans to Banks	**202,091,203**	**200,196,631**
1. Current accounts and demand deposits	21,285,845	64,065,566
2. Time deposits	54,764,542	53,308,602
3. Other loans	47,444,505	41,915,073
3.1 Repos	29,860,369	28,825,495
3.3 Other	17,584,136	13,089,578
4. Debt securities	78,596,311	40,907,390
4.1 Structured	-	-
4.2 Other	78,596,311	40,907,390
Total (carrying value)	**203,963,078**	**208,438,532**
Total (fair value)	***204,563,129***	***207,063,680***

Part B - Balance Sheet (Continued)

Section 7 - Loans and receivables with customers - Item 70

7.1 Loans and receivables with customers: product breakdown

	12.31.2009		12.31.2008	
TYPE OF TRANSACTIONS/VALUES	NOT IMPAIRED	IMPAIRED	NOT IMPAIRED	IMPAIRED
1. Current accounts	129,963	74,671	227,155	1,776
2. Repos	13,534,664	-	-	-
3. Mortgages	6,221,243	18,323	5,789,744	53,182
4. Credit cards and personal loans, incl. loans guaranteed by salary	-	423	-	-
5. Finance leases	-	-	-	-
6. Factoring	-	-	-	-
7. Other transactions	23,172,424	107,057	22,982,152	185,454
8. Debt securities	8,406,603	-	7,279,530	-
8.1 Structured	-	-		-
8.2 Other	8,406,603	-	7,279,530	-
Total (carrying value)	**51,464,897**	**200,474**	**36,278,581**	**240,412**
Total (fair value)	***50,693,311***	***200,474***	***35,480,175***	***240,412***

Item 2. Repos include some tansactions with Cassa Compensazione e Garanzia.

Items 7. Other transactions and 8.2 Other Debt Securities include respectively €622,670 thousand and €421,296 thousand arising from "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transaction, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions date from before January 1, 2002 (see also section 4 - Loans and Receivables in Part A) Accounting Policies). An Italian Government Bond partly guarantees the securities for €170,001 thousand.
The assets underlying these securitization transactions are non-performing loans, which book value was 1,005,198 on the balance-sheet date, whereas their face value was €4,577,783 thousand.

7.2 Loans and receivables with customers: breakdown by issuers/borrowers

	12.31.2009		12.31.2008	
TYPE OF TRANSACTIONS/VALUES	NOT IMPAIRED	IMPAIRED	NOT IMPAIRED	IMPAIRED
1. Debt securities issued by:	**8,406,603**	**-**	**7,279,530**	**-**
a) Governments	6,148	-	713	-
b) Other public-sector entities	34,769	-	23,032	-
c) Other issuers	8,365,686	-	7,255,785	-
- non-financial companies	74,796	-	3,130	-
- financial companies	8,231,878	-	7,207,651	-
- insurance companies	59,012	-	45,004	-
- other	-	-	-	-
2. Loans to:	**43,058,294**	**200,474**	**28,999,051**	**240,412**
a) Governments	-	-	5,596	-
b) Other public-sector entities	946	78,447	1,418	86,872
c) Other entities	43,057,348	122,027	28,992,037	153,540
- non-financial companies	3,199,659	113,415	5,237,387	153,263
- financial companies	39,700,534	379	23,709,486	-
- insurance companies	103,402	-	4,846	-
- other	53,753	8,233	40,318	277
Total	**51,464,897**	**200,474**	**36,278,581**	**240,412**

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by hedges risk and fair value hierarchy

	12.31.2009				12.31.2008			
	FAIR VALUE				FAIR VALUE			
	LEVEL 1	LEVEL 2	LEVEL 3	VN	LEVEL 1	LEVEL 2	LEVEL 3	VN
A) Financial derivatives	**-**	**4,202,838**	**-**	**90,865,039**	**-**	**2,038,583**	**-**	**56,253,977**
1) Fair value	-	3,444,480	-	66,704,621	-	1,652,631	-	35,627,748
2) Cash flow	-	758,358	-	24,160,418	-	385,952	-	20,626,229
3) Foreign assets	-	-	-	-	-	-	-	-
B) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flow	-	-	-	-	-	-	-	-
Total	-	4,202,838	-	90,865,039	-	2,038,583	-	56,253,977

8.2 Hedging derivatives: breakdown by hedged assets and risk

	12.31.2009								
	FAIR VALUE						CASH-FLOW HEDGES		
	MICRO-HEDGE								
TRANSACTIONS/ TYPE OF HEDGES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE	FOREIGN ASSETS
1. Available-for-sale financial assets	4,366	-	-	-	-	X	-	X	X
2. Loans and receivables	-	-	-	X	-	X	-	X	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X	X
4. Portfolio	X	X	X	X	X	24,330	X	105	X
5. Other transactions	-	-	-	-	-	X	-	X	-
Total assets	**4,366**	**-**	**-**	**-**	**-**	**24,330**	**-**	**105**	**-**
1. Financial liabilities	-	-	-	X	-	X	-	X	X
2. Portfolio	X	X	X	X	X	3,415,784	X	758,253	X
Total liabilities	**-**	**-**	**-**	**-**	**-**	**3,415,784**	**-**	**758,253**	**-**
1. Expected transactions	X	X	X	X	X	X	-	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	X	X	-

Section 9 - Changes in fair value of portfolio hedged financial assets - Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

CHANGES TO HEDGED ASSETS/VALUES	12.31.2009	12.31.2008
1. Positive changes	**212,042**	**71,457**
1.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available-for-sale financial assets	-	-
1.2 overall	212,042	71,457
2. Negative changes	**(4,333)**	**-**
2.1 of specific portfolios:	-	-
a) loans and receivables	-	-
b) available-for-sale financial assets	-	-
2.2 overall	(4,333)	-
Total	207,709	71,457

Part B - Balance Sheet (Continued)

9.2 Assets subject to macro-hedging of interest-rate risk: breakdown

HEDGED ASSETS	12.31.2009	12.31.2008
1. Loans and receivables	-	-
2. Available-for-sale financial assets	-	-
3. Portfolio	996,258	1,585,845
Total	**996,258**	**1,585,845**

Section 10 - Equity investments - Item 100

10.1 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on shareholders' equity

NAME	MAIN OFFICE	EQUITY % (*)	VOTING RIGHTS
A. Subsidiaries			
1. Aspra Finance S.p.A.	Milan	100.00%	
2. Banco di Sicilia S.p.A.	Palermo	100.00%	
3. Bank Pekao S.A.	Warsaw	59.25%	
4. BdR Roma Prima Ireland Ltd	Dublin	99.90%	
5. Box 2004 S.p.A.	Rome	100.00%	
6. Entasi S.r.l.	Rome	100.00%	
7. Eurofinance 2000 S.r.l.	Rome	100.00%	
8. Fineco Leasing S.p.A.	Brescia	100.00%	
9. Fineco Verwaltung AG	Frankfurt am Main	100.00%	
10. FinecoBank S.p.A.	Milan	100.00%	
11. I-Faber Società per Azioni	Milan	65.32%	
12. IPSE 2000 S.p.A.	Rome	50.00%	
13. Localmind S.p.A.	Milan	95.76%	
14. Pioneer Global Asset Management S.p.A.	Milan	100.00%	
15. Sicilia Convention Bureau S.r.l.	Catania	100.00%	
16. Sofigere Société par Actions Simplifiée	Parigi	100.00%	
17. SOFIPA Società di Gestione del Risparmio (SGR) S.p.A.	Roma	100.00%	
18. Trevi Finance N. 2 S.p.A.	Conegliano (TV)	60.00%	
19. Trevi Finance N. 3 S.r.l.	Conegliano (TV)	60.00%	
20. Trevi Finance S.p.A.	Conegliano (TV)	60.00%	
21. UniCredit Audit Società consortile per azioni (formerly UniCredit Audit S.p.A.)	Milan	99.80% (A)	
22. UniCredit Banca di Roma S.p.A.	Rome	100.00%	
23. UniCredit Banca S.p.A.	Bologna	100.00%	
24. UniCredit Bancassurance Management & Administration Società consortile a responsabilità limitata (formerly UniCredit Bancassurance Management & Administration S.r.l.)	Milan	99.93% (B)	
25. UniCredit Bank AG (formerly Bayerische Hypo- und Vereinsbank AG)	Munich	100.00%	
26. UniCredit Bank Austria AG	Vienna	99.99%	
27. UniCredit Bank D.D.	Mostar	3.27% (C)	3.28%
28. UniCredit Bank Ireland P.l.c.	Dublin	100.00%	
29. UniCredit Bulbank A.D.	Sofia	.. (D)	
30. UniCredit Business Partner Società Consortile per Azioni (formerly UniCredit Business Partner Società per Azioni)	Cologno Monzese (MI)	53.07% (E)	
31. UniCredit Corporate Banking S.p.A.	Verona	100.00%	
32. UniCredit Credit Management Bank S.p.A.	Verona	97.81% (F)	100.00%
33. UniCredit Delaware Inc.	Dover (Delaware)	100.00%	
34. UniCredit Family Financing Bank S.p.A. (formerly UniCredit Consumer Financing Bank S.p.A.)	Milano	100.00%	
35. UniCredit Global Information Services Società consortile per azioni (formerly UniCredit Global Information Services S.p.A.)	Milano	65.26% (G)	
36. UniCredit International Bank (Luxembourg) S.A.	Luxembourg	100.00%	
37. UniCredit Leasing S.p.A. (formerly Locat S.p.A.)	Bologna	68.99% (H)	
38. UniCredit Mediocredito Centrale S.p.A.	Rome	100.00%	
39. UniCredit Merchant S.p.A.	Rome	100.00%	
40. UniCredit Private Banking S.p.A.	Turin	100.00%	

10.1 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on shareholders' equity

NAME	MAIN OFFICE	EQUITY % (*)	VOTING RIGHTS
A. (Subsidiaries) Continued			
41. UniCredit Real Estate Società consortile per azioni (formerly UniCredit Real Estate S.p.A.)	Genova	100.00% (I)	
42. UniCredito Italiano Capital Trust I	Newark (Delaware)	100.00%	
43. UniCredito Italiano Capital Trust II	Newark (Delaware)	100.00%	
44. UniCredito Italiano Funding LLC I	Dover (Delaware)	100.00%	
45. UniCredito Italiano Funding LLC II	Dover (Delaware)	100.00%	
46. UniCredito Italiano Funding LLC III	Wilmington (Delaware)	100.00%	
47. UniCredito Italiano Funding LLC IV	Wilmington (Delaware)	100.00%	
48. Unimanagement S.r.l.	Turin	100.00%	
49. Xelion Doradcy Finansowi Sp.zo.o.	Warsaw	50.00% (J)	
B. Joint ventures			
1. TLX S.p.A. (now Euro TLX SIM S.p.A.)	Milan	50.00%	
C. Companies under significant influence			
1. Aviva S.p.A.	Milan	49.00%	
2. Capitalia Assicurazioni S.p.A.	Milan	49.00%	
3. CNP UniCredit Vita S.p.A.	Milan	38.80%	
4. Creditras Assicurazioni S.p.A.	Milan	50.00%	
5. Creditras Vita S.p.A.	Milan	50.00%	
6. Fidia - Fondo Interbancario d'Investimento Azionario S.G.R. S.p.A.	Milan	50.00%	
7. G.B.S. General Broker Service S.p.A.	Rome	20.00%	
8. Istituto per l'Edilizia Economica e Popolare di Catania S.p.A. (in liquidazione)	Catania	20.00%	
9. Mediobanca - Banca di Credito Finanziario S.p.A.	Milan	8.66%	
10. Metis S.p.A.	Milan	22.65%	
11. Nuova Teatro Eliseo S.p.A.	Rome	41.02%	
12. SE.TE.SI Servizi Telematici Siciliani S.p.A.	Palermo	40.49%	
13. SIA-SSB S.p.A.	Milan	24.07%	
14. Società Gestione per il Realizzo S.p.A. (in liquidazione)	Rome	26.38% (K)	
15. Sviluppo Globale GEIE	Rome	25.00%	

(*) The equity stake is held by Parent Company and does not include any stake held by other Group companies
(A) The remaining 0.2% stake is held by various Group companies.
(B) The remaining 0.07% stake is held by various Group banks.
(C) A further 89.98% stake is held directly and indirectly by UniCredit Bank Austria AG (89.97% with voting rights)
(D) UniCredit S.p.A. held 0.004%. A further 92.1% is held by UniCredit Bank Austria AG.
(E) The residual interest of 46.93% is held as follows:
- 28.81% by UniCredit Bank Austria AG,
- 18.11% by UniCredit Bank AG and
- a fractional interest by various Group entities.
(F) UniCredit Credit Management Bank S.p.A. holds 175,000 treasury shares, being 2.19% of issued capital.
(G) The remaining 34.74% stake is held as follows:
- 10.02% by UniCredit Bank Austria AG,
- 24.72% by UniCredit Bank AG and
- a fractional interest by various Group entities.
(H) The remaining 31.01% is held by UniCredit Bank Austria AG.
(I) A fractional interest by various Group entities.
(J) The remaining 50% is held by Bank Pekao S.A.
(K) A further 0.05% is held by IRFIS - Mediocredito della Sicilia S.p.A.

Part B - Balance Sheet (CONTINUED)

10.2 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on the accounts

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS) *	SHAREHOLDERS' EQUITY	CARRYING VALUE	FAIR VALUE
A. Subsidiaries						
1. Aspra Finance S.p.A.	4,413,207	48,153	-294,254	470,813	350,006	X
2. Banco di Sicilia S.p.A.	14,921,651	892,707	14,894	422,168	365,400	X
3. Bank Pekao S.A.	30,921,676	2,458,047	599,894	4,377,529 (1)	4,471,405	X
4. BdR Roma Prima Ireland Ltd	37,997	1,344	1,320	37,981	37,936	X
5. Box 2004 S.p.A.	7,873	309	53	7,640 (2)	8,394	X
6. Entasi S.r.l.	95	152	-	11	10	X
7. Eurofinance 2000 S.r.l.	149	143	-	31 (2)	35	X
8. Fineco Leasing S.p.A.	5,428,317	185,714	7,636	158,594 (2)	223,047	X
9. Fineco Verwaltung AG	172,467	1,411	4,323	171,976	171,099	X
10. FinecoBank S.p.A.	14,406,235	684,847	43,843	352,106 (2)	1,082,837	X
11. I-Faber Società per Azioni	17,533	16,671	3,751	12,496 (3)	9,700	X
12. IPSE 2000 S.p.A.	24,110	94	-244	20,744	9,933	X
13. Localmind S.p.A.	2,792	271	32	2,688	1,712	X
14. Pioneer Global Asset Management S.p.A.	2,385,377	299,694	239,046	2,358,379	2,276,079	X
15. Sicilia Convention Bureau S.r.l.	190	8	-444	75	..	X
16. Sofigere Société par Actions Simplifiée	8,831	1,443	100	144	144	X
17. SOFIPA Società di Gestione del Risparmio (SGR) S.p.A.	8,553	4,469	-462	6,649 (2)	7,272	X
18. Trevi Finance N. 2 S.p.A.	206	116	-	154	74	X
19. Trevi Finance N. 3 S.r.l.	201	83	2	171	93	X
20. Trevi Finance S.p.A.	167	116	-	114	51	X
21. UniCredit Audit Società consortile per azioni (formerly UniCredit Audit S.p.A.)	38,305	55,439	544	4,226	2,224	X
22. UniCredit Banca di Roma S.p.A.	50,734,418	2,842,399	216,967	1,425,911	1,327,750	X
23. UniCredit Banca S.p.A.	77,252,223	3,942,016	81,851	1,811,217	1,670,715	X
24. UniCredit Bancassurance Management & Administration Società consortile a responsabilità limitata (formerly UniCredit Bancassurance Management & Administration S.r.l.)	7,790	11,851	608	2,730	52	X
25. UniCredit Bank AG (formerly Bayerische Hypo- und Vereinsbank AG)	309,076,100	16,068,405	1,632,955	20,966,895	19,181,789	X
26. UniCredit Bank Austria AG	129,590,160	6,436,293	106	13,077,113 (3)	21,706,116	X
27. UniCredit Bank D.D.	1,767,453	140,259	15,015	188,605	1,495	X
28. UniCredit Bank Ireland P.l.c.	22,053,985	802,571	131,179	2,265,984	2,142,340	X
29. UniCredit Bulbank A.D.	5,889,546	423,262	99,577	836,456	25	X
30. UniCredit Business Partner Società Consortile per Azioni (formerly UniCredit Business Partner Società per Azioni)	402,074	369,374	9,254	63,294 (4)	49,151	X
31. UniCredit Corporate Banking S.p.A.	101,939,435	4,929,195	-398,924	6,854,628	6,321,887	X
32. UniCredit Credit Management Bank S.p.A.	207,730	147,870	40,055	120,284	72,047	X
33. UniCredit Delaware Inc.	2,489,820	8,701	79	225	18	X
34. UniCredit Family Financing Bank S.p.A. (formerly UniCredit Consumer Financing Bank S.p.A.)	106,686,303	4,202,067	57,401	2,741,766	2,527,638	X
35. UniCredit Global Information Services Società consortile per azioni (formerly UniCredit Global Information Services S.p.A.)	934,880	1,332,895	28,292	356,055	175,725	X
36. UniCredit International Bank (Luxembourg) S.A.	4,013,331	177,809	8,556	219,593 (5)	305,443	X
37. UniCredit Leasing S.p.A. (formerly Locat S.p.A.)	21,246,702	910,468	84,476	1,592,632	900,508	X
38. UniCredit Mediocredito Centrale S.p.A.	7,026,133	276,197	5,014	729,738 (2)	732,334	X
39. UniCredit Merchant S.p.A.	483,756	21,100	6,254	383,481	367,743	X
40. UniCredit Private Banking S.p.A.	10,711,720	482,058	63,580	364,480	281,108	X

10.2 Equity investments in subsidiaries, joint ventures or companies under significant influence: information on the accounts

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS) *	SHAREHOLDERS' EQUITY	CARRYING VALUE	FAIR VALUE
A. (Subsidiaries) Continued						
41. UniCredit Real Estate società consortile per azioni (formerly UniCredit Real Estate S.p.A.)	3,923,152	1,532,001	542,309	1,797,058	1,169,869	X
42. UniCredito Italiano Capital Trust I	550,479	45,792	-	1	1	X
43. UniCredito Italiano Capital Trust II	319,248	28,818	-	1	1	X
44. UniCredito Italiano Funding LLC I	550,481	45,792	-	2	2	X
45. UniCredito Italiano Funding LLC II	319,249	28,818	-	1	1	X
46. UniCredito Italiano Funding LLC III	763,892	30,657	412	1,665	1	X
47. UniCredito Italiano Funding LLC IV	344,021	18,427	164	763	1	X
48. Unimanagement S.r.l.	8,573	5,785	-2,221	521	110	X
49. Xelion Doradcy Finansowi Sp.zo.o.	2,778	5,851	-2,085	1,854	940	X
B. Joint ventures						
1. TLX S.p.A. (now Euro TLX SIM S.p.A.)	6,980	13,031	-	4,868 (4)	2,500	X
C. Companies under significant influence						
1. Aviva S.p.A. (A)	8,565,847	1,690,164	20,642	704,899	335,255	
2. Capitalia Assicurazioni S.p.A. (B)	114,760	13,628	387	10,813	5,202	
3. CNP UniCredit Vita S.p.A. (A)	12,633,649	2,583,444	-37,511	297,654 (2)	276,122	
4. Creditras Assicurazioni S.p.A. (A)	238,679	25,006	5,196	23,556	7,225	
5. Creditras Vita S.p.A. (A)	16,628,294	3,177,049	25,311	379,730	169,023	
6. Fidia - Fondo Interbancario d'Investimento Azionario SGR S.p.A. (B)	9,917	510	-451	6,323	3,006	
7. G.B.S. General Broker Service S.p.A. (C)	20,367	10,080	40	1,485	270	
8. Istituto per l'Edilizia Economica e Popolare di Catania S.p.A. (in liquidazione) (D)	3,510	135	70	3,489	..	
9. Mediobanca - Banca di Credito Finanziario S.p.A. (E)	59,259,300	1,348,000	167,100	4,973,400 (6)	1,079,371	627,467
10. Metis S.p.A. (F)	69,532	118,241	-1,887	6,627 (3)	5,607	
11. Nuova Teatro Eliseo S.p.A. (D)	7,159	6,537	-7	833	342	
12. SE.TE.SI Servizi Telematici Siciliani S.p.A. (B)	4,125	4,872	-53	289	..	
13. SIA-SSB S.p.A. (D)	276,426	325,404	16,732	168,487 (2/3)	73,503	
14. Società Gestione per il Realizzo S.p.A. (in liquidazione) (D)	59,760	16,954	8,839	41,548	2,566	
15. Sviluppo Globale GEIE	8,537	8,632	124	520	..	
					69,912,253	

* Amount included in Shareholders' Equity (see next column).
(A) Figures from first-half report at 06/30/2009.
(B) Figures from balance sheet at 09/30/2009.
(C) Figures from accounts at 06/30/2009.
(D) Figures from accounts at 12/31/2008.
(E) Figures from first-half report at 12/31/2009.
(F) Figures from first-half report at 06/30/2009. Shareholders' Equity includes the €5 million capital increase completed in Q4 2009.

In respect of the above table, please note that:
- The figures of each subsidiary are taken from duly approved 2009 annual accounts. If 2009 figures are not available, the figures given are from the latest approved accounts or balance sheet. Non-euro subsidiaries' figures are converted at year-end exchange rates.
- The difference between carrying value and the lower value of the fraction of net equity is due to:
  (1) Higher market capitalisation.
  (2) The purchase price determined on absorption of Capitalia in line with IFRS 3 - Business Combinations.
  (3) A higher price paid on acquisition or increase in the equity interest (including all related costs) maintained in the accounts for the reasons underlying the original payment.
  (4) The subsidiary's higher enterprise value.
  (5) The price of Capitalia Luxembourg S.A., which was determined on absorption of Capitalia in line with IFRS 3 - Business Combinations.
  (6) Unchanged profits forecasts for Mediobanca's business and equity investments.

Part B - Balance Sheet (Continued)

10.3 Investments in associates and joint ventures: annual changes

	12.31.2009	12.31.2008
A. Opening balance	**69,852,748**	**72,332,657**
B. Increases	**3,033,638**	**16,604,319**
B.1 Purchases	212,028	12,942,926
of which: business combinations	-	*2,810,525*
B.2 Write-backs	-	36,017
B.3 Revaluation	-	-
B.4 Other changes	2,821,610	3,625,376
C. Decreases	**2,974,133**	**19,084,228**
C.1 Sales	3,629	16,405,743
of which: business combinations	-	*16,081,495*
C.2 Write-downs	125,814	28,992
C.3 Other changes	2,844,690	2,649,493
D. Closing balance	**69,912,253**	**69,852,748**
E. Total revaluation	-	-
F. Total write-downs	**231,455**	**43,659**

Sub-items B.4 and C.3 Other changes take into account the effects of business combinations which led to significant changes in the carrying amount of the associates involved. However, these changes did not impact the balance of item 100 Investments in associates and joint ventures, as they concerned inter-company transactions.

10.4 Commitments relating to equity investments in subsidiaries
The following commitments were outstanding at December 31, 2009:

- Undertakings to pay: (i) €1.5 million to our subsidiary UniManagement S.r.l. to cover losses foreseen for 2010 and (ii) fresh capital of €0.9 million to our subsidiary Sicilia Convention Bureau S.r.l. to cover start-up costs.

- An undertaking to set up a subsidiary in Brazil in support of the activity of UniCredit's São Paulo representative office within the overall restructuring of the Group's foreign network. The new company will have capital of some €0.2 million.

10.6 Commitments relating to equity investments in companies under significant influence
The following commitment was outstanding at December 31, 2009:

- An undertaking to take a minority stake in Grameen Italia S.p.A. (a company newly formed in partnership with the Grameen Trust; it will offer microcredit to small businesses with the aim of promoting social development in the less privileged sections of the population) for some €0.5 million plus a further financial contribution of €4.5 million to cover start-up costs.

Section 11 - Property, plant and equipment - Item 110

11.1 Property, plant and equipment: breakdown of assets valued at cost

ASSETS/VALUES	12.31.2009	12.31.2008
A. Assets for operational use		
1.1 Owned	**25,421**	**28,714**
a) Land	-	5
b) buildings	3,375	2,949
c) equipment	16,421	17,054
d) electronic systems	5,551	8,524
e) other	74	182
1.2 Leased	**-**	**-**
a) Land	-	-
b) buildings	-	-
c) equipment	-	-
d) electronic systems	-	-
e) other	-	-
Total A	**25,421**	**28,714**
B. Held-for-investment assets		
2.1 Owned	**8,029**	**9,132**
a) land	3,129	3,758
b) buildings	4,900	5,374
2.2 Leased	**-**	**-**
a) land	-	-
b) buildings	-	-
Total B	**8,029**	**9,132**
Total (A + B)	**33,450**	**37,846**

11.2 Property, plant and equipment: breakdown of assets measured at fair value or revalued

For the measurement of property, plant and equipment, the Company does not apply the revaluation model.

Part B - Balance Sheet (Continued)

11.3 Property, plant and equipment used in the business: annual changes

	12.31.2009					
	LAND	BUILDINGS	EQUIPMENT	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**5**	**3,204**	**57,507**	**73,617**	**4,706**	**139,039**
A.1 Net decreases	-	(255)	(40,453)	(65,093)	(4,524)	(110,325)
A.2 Net opening balance	**5**	**2,949**	**17,054**	**8,524**	**182**	**28,714**
B. Increases	**-**	**507**	**817**	**856**	**102**	**2,282**
B.1 Purchases	-	-	802	829	59	1,690
B.2 Capitalised expenditure on improvements	-	-	-	-	-	-
B.3 Write-backs	-	-	-	-	-	-
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	-	-	-	-	-	-
B.6 Transfer from properties held for investment	-	-	-	-	-	-
B.7 Other changes	-	507	15	27	43	592
C. Decreases	**5**	**81**	**1,450**	**3,829**	**210**	**5,575**
C.1 Disposals	-	-	24	68	55	147
C.2 Depreciation	-	64	1,408	3,671	74	5,217
C.3 Impairment losses:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.4 Reductions of fair value	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange difference	-	-	4	83	1	88
C.6 Transfers to:	5	17	-	-	-	22
a) property, plant and equipment held for investment	5	17	-	-	-	22
b) assets held for sale	-	-	-	-	-	-
C.7 Other changes	-	-	14	7	80	101
D. Net closing balance	**-**	**3,375**	**16,421**	**5,551**	**74**	**25,421**
D.1 Total net write-downs	-	(319)	(41,832)	(68,749)	(4,331)	(115,231)
D.2 Gross closing balance	**-**	**3,694**	**58,253**	**74,300**	**4,405**	**140,652**
E. Carried at cost	-	-	-	-	-	-

11.4 Property, plant and equipment held for investment: annual changes

	12.31.2009		
	LAND	BUILDINGS	TOTAL
A. Gross opening balance	**3,758**	**5,374**	**9,132**
B. Increases	**5**	**40**	**45**
B.1 Purchases	-	23	23
B.2 Capitalised expenditure on improvements	-	-	-
B.3 Increase in fair value	-	-	-
B.4 Write-backs	-	-	-
B.5 Positive exchange differences	-	-	-
B.6 Transfer from properties used in the business	5	17	22
B.7 Other changes	-	-	-
C. Decreases	**634**	**514**	**1,148**
C.1 Disposals	-	-	-
C.2 Depreciation	-	-	-
C.3 Reductions of fair value	-	-	-
C.4 Impairment losses	-	-	-
C.5 Negative exchange differences	128	182	310
C.6 Transfers to other asset portfolios	-	-	-
a) Properties used in the business	-	-	-
b) Non-current assets classified as held-for-sale	-	-	-
C.7 Other changes	506	332	838
D. Closing balances	**3,129**	**4,900**	**8,029**
E. Measured at fair value	**-**	**-**	**-**

Section 12 - Intangible assets - Item 120

12.1 Intangible assets: detail by type of assets

	12.31.2009		12.31.2008	
	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	X	8,738,566	X	8,738,566
A.2 Other intangible assets:	31,272	-	33,233	-
A.2.1 Assets valued at cost	31,272	-	33,233	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	31,272	-	33,233	-
A.2.2 Assets measured at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	**31,272**	**8,738,566**	**33,233**	**8,738,566**

Goodwill recognised at 12.31.2009 arose from the absorption of Capitalia, which was concluded on October 1, 2007, and the subsequent reorganisation of the Italian subsidiaries carried out in 2008 and described in that year's report on operations.

Under IAS 36 intangible assets with an indefinite useful life shall be tested for impairment annually by comparing the carrying amount of the assets with their recoverable amount, irrespective of whether there is any indication of impairment.

Goodwill is an intangible asset with indefinite useful life not generating cash flow, therefore it is necessary to calculate the recoverable amount of the Cash Flow Generating Unit (CGU) it belongs to. Goodwill arising out of business combinations was allocated as from the acquisition date to the cash flow generating units, which are expected to benefit from integration synergies, irrespective of whether other assets or liabilities of the absorbed company are allocated to these units.

For a description of the goodwill allocation methods to CGUs and the relevant impairment test see Part B - Consolidated Balance Sheet of the Consolidated Accounts.

Part B - Balance Sheet (Continued)

12.2 Intangible assets: annual changes

	12.31.2009					
		OTHER INTANGIBLE ASSETS: GENERATED INTERNALLY		OTHER INTANGIBLE ASSETS: OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**8,738,566**	**-**	**-**	**205,686**	**-**	**8,944,252**
A.1 Net decreases	-	-	-	(172,453)	-	(172,453)
A.2 Net opening balance	**8,738,566**	**-**	**-**	**33,233**	**-**	**8,771,799**
B. Increases	**-**	**-**	**-**	**784**	**-**	**784**
B.1 Purchases	-	-	-	746	-	746
B.2 Increases in intangible assets generated internally	X	-	-	-	-	-
B.3 Write-backs	X	-	-	-	-	-
B.4 Increase in fair value	-	-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
B.5 Positive exchange differences	-	-	-	-	-	-
B.6 Other changes	-	-	-	38	-	38
C. Decreases	**-**	**-**	**-**	**2,745**	**-**	**2,745**
C.1 Disposals	-	-	-	-	-	-
C.2 Write-downs	-	-	-	2,697	-	2,697
- Depreciation	X	-	-	2,697	-	2,697
- write-downs	-	-	-	-	-	-
+ Net Equity	X	-	-	-	-	-
+ Profit and loss account	-	-	-	-	-	-
C.3 Reductions of fair value	-	-	-	-	-	-
- in equity	X	-	-	-	-	-
- through profit or loss	X	-	-	-	-	-
C.4 Trasfers to non-current assets held-for-sale	-	-	-	-	-	-
C.5 Negative exchange differences	-	-	-	48	-	48
C.6 Other changes	-	-	-	-	-	-
D. Net Closing Balance	**8,738,566**	**-**	**-**	**31,272**	**-**	**8,769,838**
D.1 Total net write-downs	-	-	-	(175,068)	-	(175,068)
E. Gross Closing Balance	**8,738,566**	**-**	**-**	**206,340**	**-**	**8,944,906**
F. Carried at cost	-	-	-	-	-	-

Section 13 - Tax assets and tax liabilities - Item 130 (assets) and 80 (liabilities)

13.1 Deferred tax assets: breakdown

DEFERRED TAX ASSETS RELATED TO:	12.31.2009	12.31.2008
Assets/liabilities held for trading	36	51,931
Other financial instruments	161,142	241,091
Hedging derivatives / changes in fair value of portfolio hedged items	32,526	278,822
Investments in associates and joint ventures	4,316	18,685
Property, plant and equipment / intangible assets	2,397,176	2,401,729
Provisions	182,151	240,071
Write-downs on loans	739,427	795,452
Other assets / liabilities	28,891	132,689
Loans and receivables with banks and customers	178,013	198,799
Taxes losses caried forward	275,816	245,816
Other	1,431	78,410
Total	**4,000,925**	**4,683,495**

13.2 Deferred tax liabilities: breakdown

DEFERRED TAX LIABILITIES RELATED TO:	12.31.2009	12.31.2008
Loans and receivables with banks and customers	-	-
Assets/liabilities held for trading	-	44,920
Hedging derivatives / changes in fair value of portfolio hedged items	9,373	275,525
Investments in associates and joint ventures	2,444	691
Other financial instruments	35,884	104,134
Property, plant and equipment/intangible assets	4,099	29,500
Other assets / liabilities	13,385	2,064
Deposits from banks and customers	-	-
Other	-	77,370
Total	**65,185**	**534,204**

13.3 Deferred tax assets: annual changes (balancing P&L)

	12.31.2009	12.31.2008
1. Opening balance	**4,622,011**	**1,644,219**
2. Increases	**140,765**	**3,917,946**
2.1 Deferred tax assets arising during the year	140,765	2,592,790
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) write-backs	-	-
d) other	140,765	2,592,790
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	-	1,325,156
of which: business combinations	-	*1,157,564*
3. Decreases	**918,317**	**940,154**
3.1 Deferred tax assets derecognised during the year	798,941	605,812
a) reversals of temporary differences	798,941	605,812
b) write-downs of non-recoverable items	-	-
c) change in accounting policies	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	119,376	334,342
of which: business combinations	-	*285,413*
4. Final amount	**3,844,459**	**4,622,011**

Part B - Balance Sheet (Continued)

13.4 Deferred tax liabilities: annual changes (balancing P&L)

	12.31.2009	12.31.2008
1. Opening balance	**531,240**	**659,886**
2. Increases	**2,662**	**297,408**
2.1 Deferred tax liabilities arising during the year	2,662	29,655
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) other	2,662	29,655
2.2 New taxes or increases in tax rates	-	-
2.3 Other increases	-	267,753
of which: business combinations	-	*233,144*
3. Decreases	**516,417**	**426,054**
3.1 Deferred tax liabilities derecognised during the year	516,417	211,914
a) reversals of temporary differences	516,417	211,914
b) due to change in accounting policies	-	-
c) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	-	214,140
of which: business combinations	-	*55,608*
4. Final amount	**17,485**	**531,240**

13.5 Deferred tax assets: annual changes (balancing Net Equity)

	12.31.2009	12.31.2008
1. Opening balance	**61,484**	**59,800**
2. Increases	**151,547**	**135,580**
2.1 Deferred tax assets arising during the year	32,171	128,191
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) other	32,171	128,191
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	119,376	7,389
of which: business combinations	-	*7,389*
3. Decreases	**56,565**	**133,896**
3.1 Deferred tax assets derecognised during the year	15,950	1,916
a) reversals of temporary differences	15,950	1,916
b) writedowns of non-recoverable items	-	-
c) due to change in accounting policies	-	-
d) other	-	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	40,615	131,980
of which: business combinations	-	*15,447*
4. Final amount	**156,466**	**61,484**

13.6 Deferred tax liabilities: annual changes (balancing Net Equity)

	12.31.2009	12.31.2008
1. Opening balance	**2,964**	**35,307**
2. Increases	**46,297**	**4,774**
2.1 Deferred tax liabilities arising during the year	46,297	295
a) relating to previous years	-	-
b) due to change in accounting policies	-	-
c) other	46,297	295
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	-	4,479
of which: business combinations	-	*4,479*
3. Decreases	**1,561**	**37,117**
3.1 Deferred tax liabilities derecognised during the year	1,561	24,273
a) reversal of temporary differences	481	24,273
b) due to change in accounting policies	-	-
c) other	1,080	-
3.2 Reduction in tax rates	-	-
3.3 Other decreases	-	12,844
of which: business combinations	-	*308*
4. Final amount	**47,700**	**2,964**

13.7 Other information

National Tax Consolidation Rules

Legislative Decree No. 344 of December 12, 2003, on corporate income tax (IRES) reform, introduced income tax for groups of companies on the basis of national consolidated tax rules.

The national consolidated tax scheme, which is optional and has a term of three tax years and is subject to certain requirements (controlling interest, identical financial years), has been significantly revised by Law No. 244 of December 24, 2007 (2008 Finance Act), which eliminated consolidation adjustments that allowed:
- the complete exclusion of dividends distributed within the scope of consolidation instead of an exemption of 95%;
- the deductibility of interest expenses on financing entered into for the acquisition of equity interests in consolidated companies, instead of partial non-deductibility on the basis of the equity owned calculated pro-rata;
- the right to make tax-neutral transfers of individual assets and business units, i.e. without giving rise to taxable capital gains.

Thus, at present, the participation in the national tax consolidation scheme provides the following benefits of an economic and/or financial nature:
- the immediate offsetting of taxable earnings and losses generated by companies included in the scope of consolidation;
- the total deductibility of interest expenses accrued by banks and other financial entities payable to other participating entities (banks and other financial entities), although only up to total interest expense accrued by such entities and payable to entities not participating in the tax consolidation scheme (Law No. 133/2008);
- the total deductibility of interest expense accrued by non-banking and non-financial entities to other such participating entities, if and to the extent to which the other companies participating in the tax consolidation scheme report excess, and thus not fully utilized, gross operating profit (2008 Finance Act) for the same tax period.

Part B - Balance Sheet (Continued)

At the end of 2009, the companies for which the option was applied for the national tax consolidation scheme were as follows:

- UniCredit Banca - Bologna
- UniCredit Banca di Roma - Roma
- UniCredit Corporate Banking - Verona
- UniCredit Private Banking - Turin
- UniCredit Factoring - Milan
- Pioneer Global Asset Management - Milan
- Pioneer Alternative Investment Management - Milan
- Pioneer Investment Management - Milan
- Fineco Bank - Milan
- UniCredit Leasing - Bologna
- UniCredit Credit Management Bank - Verona
- Fineco Leasing - Brescia
- UniCredit MedioCredito Centrale - Rome
- UniCredit Family Financing Bank - Milan
- UniCredit Merchant - Rome
- Aspra Finance - Milan
- I-Faber - Milan
- Cordusio Fiduciaria - Milan
- UniCredit Real Estate - Genoa
- UniCredit Global Information Services - Milan
- UniCredit Business Partner - Cologno Monzese (MI)
- UniCredit Audit - Milan
- UniManagement - Turin
- Ipse 2000 - Rome

2009 Tax dispute

With regard to the information provided in previous accounts concerning the VAT audit that involved:
- for financial year 2000, the company, on its own behalf and as the company absorbing Cassamarca, Cariverona, Rolo Banca 1473 and Banca CRT,
- for financial year 2001, the company, on its own behalf and as the company absorbing Cassamarca, Rolo Banca 1473, Banca CRT and Cassa di Risparmio di Trieste,
- for financial year 2002, the company as the company absorbing Banca CRT,

it should be noted that:
- for financial year 2000, all disputes were discussed with the relevant Provincial Tax Commissions with a favorable outcome for the company.

  All the decisions were appealed by the tax bureaus: four disputes were discussed with the relevant Regional Tax Commissions (Banca CRT, Cariverona, Cassamarca and Rolo Banca 1473), all of which resulted in a favorable outcome for the company.

  The tax bureau has appealed in the Supreme Court against the judgments relating to Cariverona and Banca CRT; the periods for appealing against the two other judgments are still running;
- for financial year 2001, all disputes were discussed with the relevant Provincial Tax Commissions, all with a favorable outcome for the company.
- for financial year 2002, the dispute was discussed with the relevant Provincial Tax Commission with a favorable outcome for the company.

It has to be noted, moreover, that the former Banco di Sicilia, merged in Holding in 2008, had three pending litigations about the reimbursement of 1984 and 1985 tax credits (IRPEG). Two of them have been discussed before Palermo Commissione Tributaria Regionale (Regional Tax Commission) with judgments in favor of UniCredit, in line with expectation and with the external expert opinions filed at due time. Court decisions have been filed on January 28, 2010.

The third litigation regarding the same matter is still pending before the same court of Palermo Commissione Tributaria Regionale. It is expected to be discussed within next months.
In this respect UniCredit still judge not necessary any specific provision.

*****

In compliance with IAS12, no deferred tax assets due to tax losses carried forward have been recognized as there are no probable sufficient taxable profits against which the unused tax losses could be utilized. Particularly, tax losses carried forward amounted to €1,176 million related to losses carried forward in the Permanent Establishment and in the Foreign Branches due to start-up costs or other running costs. In observance of prudence principle, in those countries the future expected taxable profits do not permit to foresee the utilization of such tax losses.

Section 14 - Non-current assets and disposal groups classified as held for sale - Item 140 (assets) and 90 (liabilities)

14.1 Non-current assets and disposal groups classified as held for sale: breakdown by assets

	12.31.2009	12.31.2008
A. Individual assets		
A.1 Financial assets	-	-
A.2 Equity investments	-	40
A.3 Property, Plant and Equipment	-	-
A.4 Intangible assets	-	-
A.5 Other non-current assets	-	-
Total A	**-**	**40**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	-	-
B.2 Financial assets measured at fair value	-	-
B.3 Available for sale financial assets	-	-
B.4 Held to maturity investments	-	-
B.5 Loans and receivables with banks	-	-
B.6 Loans and receivables with customers	-	-
B.7 Equity investments	-	-
B.8 Property, Plant and Equipment	-	-
B.9 Intangible assets	-	-
B.10 Other assets	-	-
Total B	**-**	**-**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	-	-
C.2 Securities	-	-
C.3 Other liabilities	-	-
Total C	**-**	**-**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	-	-
D.2 Deposits from customers	-	-
D.3 Debt securities in issue	-	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities measured at fair value	-	-
D.6 Provisions	-	-
D.7 Other liabilities	-	-
Total D	**-**	**-**

Part B - Balance Sheet (Continued)

Section 15 - Other assets - Item 150

15.1 Other assets: breakdown

ITEMS/VALUES	12.31.2009	12.31.2008
Margin with derivatives clearers (non-interest bearing)	-	-
Accrued income other capitalised income	51,724	184,764
Cash and other valuables held by cashier:	608	450
- cheques in clearing	201	43
- money orders, bank drafts and equivalent securities	-	-
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	407	407
Interest and charges to be debited to:	962	992
- customers	962	992
- banks	-	-
Items in transit between branches not yet allocated to destination accounts	133,360	55
Items in processing	8,045	159,789
Items deemed definitive but non-attributable to other items:	415,556	1,347,605
- securities and coupons to be settled	5,051	302,097
- other transactions	410,505	1,045,508
Adjustments for unpaid bills and notes	-	-
Tax items other than those included in item 130	1,533,980	2,244,051
of which: Group VAT credit	*545,795*	*553,312*
Loans in respect of share based payments:	53,558	48,311
- loans to subsidiaries in respect of equity settled share based payments	48,400	45,475
- loans to subsidiaries in respect of cash settled share based payments	5,158	2,836
Other items:	254,326	1,033,946
- leasehold improvements (on non-separable assets)	13,238	13,494
- items related to accidents and disputes pending (valued at their estimated realization amount)	41,376	38,386
- other items	199,712	982,066
Total	**2,452,119**	**5,019,963**

Liabilities

Section 1 - Deposits from banks - Item 10

1.1 Deposits from banks: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
1. Deposits from central banks	**5,963,444**	**23,887,257**
2. Deposits from banks	**153,644,005**	**133,816,122**
2.1 Current accounts and demand deposits	77,132,903	65,810,654
2.2 Time deposits	28,371,850	23,643,151
2.3 Loans	48,139,252	44,362,317
2.3.1 Reverse repos	11,612,643	13,904,165
2.3.2 other	36,526,609	30,458,152
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Other liabilities	-	-
Total	**159,607,449**	**157,703,379**
Fair value	***159,607,449***	***157,703,379***

1.2 Breakdown of item 10 "Deposits from banks": subordinated debt

Part F on Shareholders' Equity includes the list of all subordinated debt instruments. Subordinated debt recognized in the item "Deposits from banks" amounts to €1,858,285 thousand.

Section 2 - Deposits from customers - Item 20

2.1 Deposits from customers: product breakdown

TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
1. Current accounts and demand deposits	2,537,133	1,688,971
2. Time deposits	6,072,694	3,550,515
3. Loans	7,300,480	3,632,582
3.1 Reserve repos	6,041,466	2,398,271
3.2 Other	1,259,014	1,234,311
4. Liabilities in respect of commitments to repurchase treasury shares	-	-
5. Other liabilities	323	320,843
Total	**15,910,630**	**9,192,911**
Fair value	***15,910,630***	***9,192,911***

2.2 Breakdown of item 20 "Deposits from customers": subordinated debt

This item includes subordinated debt in the amount of €1,259,014 thousand.

Section 3 - Debt securities in issue - Item 30

3.1 Debt securities in issue: product breakdown

TYPE OF SECURITIES/ VALUES	12.31.2009 TOTAL				12.31.2008 TOTAL			
	CARRYING VALUE	*FAIR VALUE* LEVEL 1	LEVEL 2	LEVEL 3	CARRYING VALUE	*FAIR VALUE* LEVEL 1	LEVEL 2	LEVEL 3
A. Securities								
1. Bonds	95,632,184	28,072,138	65,568,664	2,897,243	89,551,926	24,862,774	62,500,719	2,962,694
1.1 structured	10,301,374	-	10,593,472	-	12,068,877	3,721,397	8,347,480	-
1.2 other	85,330,810	28,072,138	54,975,192	2,897,243	77,483,049	21,141,377	54,153,239	2,962,694
2. Other securities	35,464,249	-	6,599,460	28,836,135	32,782,112	1,092,223	7,399,260	24,238,802
2.1 structured	663,810	-	661,437	11,764	656,245	15,506	624,502	16,237
2.2 other	34,800,439	-	5,938,023	28,824,371	32,125,867	1,076,717	6,774,758	24,222,565
Total	**131,096,433**	**28,072,138**	**72,168,124**	**31,733,378**	**122,334,038**	**25,954,997**	**69,899,979**	**27,201,496**

Part B - Balance Sheet (Continued)

3.2 Breakdown of item 30 "Debt securities in issue": subordinated debt securities

This item includes subordinated securities in the amount of €14,661,327 thousand.

3.4 Breakdown of item 30 "Debt securities in issue": Covered Bond

UniCredit SpA issued eight 8 tranches of OBGs (Covered Bonds) totalling €8.5 billion. €4 billion (face value) of these issues were bought in by UniCredit SpA and €1 billion (face value) by UniCredit Family Financing Bank.

Section 4 - Financial liabilities held for trading - Item 40

4.1 Financial liabilities held for trading: product breakdown

	12.31.2009					12.31.2008				
		FV					FV			
TYPE OF SECURITIES/VALUES	NV	L1	L2	L3	FV*	NV	L1	L2	L3	FV*
A. Financial liabilities										
1. Deposits from banks	-	-	-	-	-	-	-	-	-	-
2. Deposits from customers	-	-	-	-	-	-	-	-	-	-
3. Debt securities	26,185	-	36,468	-	X	116,504	-	-	92,960	X
3.1 Bonds	26,185	-	36,468	-	X	116,504	-	-	92,960	X
3.1.1 Structured	26,185	-	36,468	-	X	116,504	-	-	92,960	X
3.1.2 Other	-	-	-	-	X	-	-	-	-	X
3.2 Other securities	-	-	-	-	X	-	-	-	-	X
3.2.1 Structured	-	-	-	-	X	-	-	-	-	X
3.2.2 Other	-	-	-	-	X	-	-	-	-	X
Total A	**26,185**	**-**	**36,468**	**-**	**-**	**116,504**	**-**	**-**	**92,960**	**-**
B) Derivative instruments										
1. Financial derivatives	X	117,536	2,380,313	404,138	X	X	183,870	3,102,651	513,557	X
1.1 Trading	X	117,536	1,963,232	4,551	X	X	183,870	2,109,392	115,130	X
1.2 Relating to Fair Value Option	X	-	-	-	X	X	-	-	-	X
1 .3 Other	X	-	417,081	399,587	X	X	-	993,259	398,427	X
2. Credit derivatives	X	-	-	77	X	X	-	42	33	X
2.1 Trading	X	-		-	X	X	-	42	-	X
2.2 Relating to Fair Value Option	X	-	-	-	X	X	-	-	-	X
2.3 Other	X	-	-	77	X	X	-	-	33	X
Total B	**X**	**117,536**	**2,380,313**	**404,215**	**X**	**X**	**183,870**	**3,102,693**	**513,590**	**X**
Total A+B	**X**	**117,536**	**2,416,781**	**404,215**	**X**	**X**	**183,870**	**3,102,693**	**606,550**	**X**

Legend
FV = fair value
FV* = fair value calculated excluding value adjustments due to variations in the credit rating of the issuer since the issue date
NV = nominal value

L1 = Level 1
L2 = Level 2
L3 = Level 3

"Financial derivatives: other" comprises: (i) derivatives embedded in structured financial instruments, where the host has been classified in a category other than held-for-trading or fair value option and (ii) derivatives that, for economic purposes, are associated with banking book instruments.

4.4 Financial liabilities (other than uncovered positions) held for trading: annual changes

	12.31.2009			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**-**	**-**	**92,960**	**92,960**
B. Increases	**-**	**-**	**4,285**	**4,285**
B.1 Issues	-	-	-	-
B.2 Sales	-	-	-	-
B.3 Increases in fair value	-	-	-	-
B.4 Other changes	-	-	4,285	4,285
C. Decreases	**-**	**-**	**60,777**	**60,777**
C.1 Purchases	-	-	-	-
C.2 Redemptions	-	-	60,182	60,182
C.3 Reductions of fair value	-	-	595	595
C.4 Other changes	-	-	-	-
D. Closing balance	**-**	**-**	**36,468**	**36,468**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

No data to be disclosed in this section.

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of hedging and by levels

	12.31.2009				12.31.2008			
	FAIR VALUE				FAIR VALUE			
	LEVEL 1	LEVEL 2	LEVEL 3	NV	LEVEL 1	LEVEL 2	LEVEL 3	NV
A) Financial derivatives	**-**	**3,585,207**	**87**	**76,347,922**	**-**	**2,914,023**	**-**	**48,583,757**
1) Fair value	-	3,355,632	87	65,706,113	-	1,797,005	-	25,297,273
2) Cash flow	-	229,575	-	10,641,809	-	1,117,018	-	23,286,484
3) Foreign assets	-	-	-	-	-	-	-	-
B) Credit derivatives	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
1) Fair value	-	-	-	-	-	-	-	-
2) Cash flow	-	-	-	-	-	-	-	-
Total	**-**	**3,585,207**	**87**	**76,347,922**	**-**	**2,914,023**	**-**	**48,583,757**

6.2 Hedging derivatives: breakdown by hedged items and hedge type

	12.31.2009								
	FAIR VALUE						CASH FLOW HEDGE		
	MICRO-HEDGE								
TRANSACTIONS/ HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISK	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE	FOREIGN ASSETS
1. Available-for-sale financial assets	341,705	-	-	-	-	X	-	X	X
2. Loans and receivables	-	-	-	X	-	X	-	X	X
3. Held-to-maturity investments	X	-	-	X	-	X	-	X	X
4. Portfolio	X	X	X	X	X	482,141	X	-	X
5. Other transactions	-	-	-	-	-	X	-	X	
Total assets	**341,705**	**-**	**-**	**-**	**-**	**482,141**	**-**	**-**	**-**
1. Financial liabilities	-	-	-	X	-	X	-	X	X
2. Portfolio	X	X	X	X	X	2,531,873	X	229,575	X
Total liabilities	**-**	**-**	**-**	**-**	**-**	**2,531,873**	**X**	**229,575**	**X**
1. Expected transactions	X	X	X	X	X	X	-	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	-	X	-	-

Part B - Balance Sheet (Continued)

Section 7 - Changes in fair value of portfolio hedged financial liabilities - Item 70

7.1 Changes to macro-hedged financial liabilities

	12.31.2009	12.31.2008
1. Positive changes to financial liabilities	2,883,071	1,501,055
2. Negative changes to financial liabilities	(1,423,522)	(486,420)
Total	**1,459,549**	**1,014,635**

7.2 Liabilities subject to macro-hedged against interest rate risk: breakdown

	12.31.2009	12.31.2008
1. Deposits	-	-
2. Debt securities in issue	-	-
3. Portfolio	54,014,389	38,993,329
Total	**54,014,389**	**38,993,329**

Section 8 - Tax liabilities - Item 80

See Section 13 of assets.

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See Section 14 of assets.

Section 10 - Other liabilities - Item 100

10.1 Other liabilities: breakdown

ITEMS/VALUES	12.31.2009	12.31.2008
Liabilities for financial guarantees issued	541,244	517,716
- of which: guarantees issued on Trevi securities	*535,538*	*504,533*
Obligations for irrevocable commitments to distribute funds	5,810	-
Accrued expenses other than those to be capitalized for the financial liabilities concerned	8,378	110,169
Liabilities in respect of share based payments	5,157	2,836
Other liabilities due to employees	296,357	369,006
Items in transit between branches and not yet allocated to destination accounts	124	42,557
Available amounts to be paid to others	190,379	276,381
Items in processing	11,753	578,319
Entries related to securities transactions	51	-
Items deemed definitive but not attributable to other lines:	1,178,966	1,424,955
- accounts payable - suppliers	229,448	496,978
- other entries	949,518	927,977
- of which: Group Vat debt to subsidiaries	*577,655*	*553,312*
Liabilities for miscellaneous entries related to tax collection service	10,027	10,027
Adjustments for unpaid portfolio entries	-	-
Tax items different from those included in item 80	34,245	465,563
Other entries	23,999	14,186
Total Other Liabilities	**2,306,490**	**3,811,715**

Section 11 - Provision for employee severance pay - Item 110

11.1 Provision for employee severance pay: annual changes

	12.31.2009	12.31.2008
A. Opening balance	**81,591**	**63,513**
B. Increases	**26,216**	**1,196,804**
B.1 Provisions for the year	4,133	55,746
B.2 Other increases	22,083	1,141,058
of which: business combinations	-	*1,132,198*
C. Reductions	**20,610**	**1,178,726**
C.1 Severance payments	10,161	126,013
C.2 Other decreases	10,449	1,052,713
of which: business combinations	*5,577*	*1,031,526*
D. Closing balance	**87,197**	**81,591**

11.2 Other information

In accordance with the interpretation provided by IAS 19, provision for employee severance pay is included in defined-benefit plans and is therefore calculated according to the actuarial method described in Accounting policies. Actuarial assumptions and the reconciliation of the present value of provisions to the liability entered in the balance sheet are provided below.

Annual weighted average assumptions

	12.31.2009	12.31.2008
Discount rate	4.75%	5.50%
Expected return on plan assets	-	-
Rate of salary increase	-	-
Price inflation	2.00%	2.00%

Reconciliation of present values of provision, present value of plan assets, assets and liabilities recognised in the balance sheet

	12.31.2009	12.31.2008
Defined Benefit obligations	86,319	79,603
Fair value of plane assets	-	-
	86,319	79,603
Unrecognised net actuarial los / (gain)	878	1,988
Balance sheet (Provision) or Prepayement	**87,197**	**81,591**

Section 12 - Provisions for risks and charges - Item 120

12.1 Provisions for risks and charges: breakdown

ITEMS/COMPONENTS	12.31.2009	12.31.2008
1. Pensions and other post retirement benefit obligations	**878,846**	**916,397**
2. Other provisions for risks and charges	**379,284**	**573,619**
2.1 Legal disputes	268,968	276,152
2.2 Staff expenses	-	-
2.3 Other	110,316	297,467
Total	**1,258,130**	**1,490,016**

Litigation risk

There are pending lawsuits against UniCredit Spa and other UniCredit Group companies.

In many cases, there is substantial uncertainty regarding the outcome of the proceedings and the amount of any possible losses. These cases include criminal proceedings, administrative proceedings by the Supervisory Authority and claims in which the petitioner has not specifically quantified the penalties requested (for example, in putative class action in the United States). In such cases, given the infeasibility of predicting possible outcomes and estimating any losses in a reliable manner, no provisions are made. However, where it is possible to reliably estimate the amount of possible losses and the loss is considered likely, provisions are made in the financial statements based on the circumstances and consistent with IAS international accounting standards.

Part B - Balance Sheet (Continued)

To protect against possible liabilities that may result from pending lawsuits (excluding labour law, tax cases or credit recovery actions), UniCredit S.p.A. has a provision for risks of charges of €176.5 million as at December 31, 2009. However, it is possible that this provision may not be sufficient to entirely meet the legal charges and the fines and penalties requested in pending legal actions.

Therefore, it may occur that a negative outcome for said proceedings could have a harmful effect on the financial situation of UniCredit S.p.A.

The following is a summary of pending cases in which UniCredit S.p.A. is involved, and which have a value of €100 million or greater. Tax, labour law and credit recovery cases are not included.

Action initiated against UniCredit S.p.A., its Managing Director and the Managing Director of HVB (Hedge Fund Claim) and action initiated against Verbraucherzentrale (VzfK Claim)

In July 2007, eight hedge funds, (followed by various minority shareholders of HVB), submitted a writ of summons to the Regional Court of Munich for compensation for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of equity investments and business lines from HVB (after its entry into UniCredit Group) to UniCredit S.p.A. or other UniCredit Group companies (and vice versa). In addition, they argue that the HVB reorganisation cost should be borne by UniCredit S.p.A..

The defendants in the lawsuit are UniCredit S.p.A., its Managing Director, Alessandro Profumo, and the former Managing Director of HVB, Wolfgang Sprissler.

The plaintiffs are seeking: (i) damages in the amount of €17.35 billion, plus interest; (ii) that the Munich Court order UniCredit S.p.A. to pay HVB's minority shareholders appropriate compensation in the form of a guaranteed regular dividend from November 19, 2005 onwards.

The defendants lodged their defence pleas with the Regional Court of Munich on February 25, 2008.

Furthermore, another minority shareholder of HVB, Vzfk - already owner of a non-significant shareholding in the company capital - started legal proceedings that were substantially similar towards UniCredit S.p.A., its CEO, Alessandro Profumo and the then CEO of HVB, Wolfang Sprissler (for an amount equal to €173.5 million plus interest) and the Regional Court of Munich combined the mentioned proceedings to that promoted by the hedge fund on July 29, 2009

The defendants, while aware of the risks that any such suit inevitably entails, are of the opinion that the claims are groundless, given that all of the transactions referred to by the plaintiffs were carried out on payment of consideration which was held to be fair on the basis of third-party advisors' opinions. As such, no provision has been made.

Special Representative

On June 27, 2007, the HVB annual Shareholders' Meeting passed a resolution for a claim of damages against UniCredit S.p.A., its legal representatives, and members of HVB's management board and supervisory board, citing damages to HVB due to the sale of the its equity investment in Bank of Austria (BA) and the Business Combination Agreement (BCA) entered into with UniCredit S.p.A. during the integration process. The attorney Thomas Heidel was appointed as Special Representative by a shareholders' resolution voted on by the minority shareholders with the task of verifying if there are sufficient grounds to move forward with this claim. To this end, the Special Representative was granted the authority to examine documents and obtain further information from the company.

Based on his investigations within HVB, in December 2007, the Special Representative asked UniCredit S.p.A. to restore the purchased BA shares to HVB.

In January 2008, UniCredit S.p.A. replied to the Special Representative, stating that, in its view, such a request was unfounded.

On February 20, 2008 Attorney Heidel, acting as Special Representative, filed a petition against UniCredit S.p.A., its Managing Director, Alessandro Profumo, the former Managing Director of HVB, Wolfgang Sprissler and HVB's Chief Financial Officer, Rolf Friedhofen, requiring the defendants to return the BA shares to HVB along with compensation to HVB for any additional losses in the matter or, if this petition is not granted by the Munich Court, to pay €13.9 billion in damages.

On July 10, 2008, Attorney Heidel filed and gave notice of an amendment to the petition. In it he asks that UniCredit S.p.A., its Managing Director, and HVB's former Managing Director and Chief Financial Officer be ordered to return the additional amount of €2.92 billion (plus interest) in addition to damages that may result from the capital increase resolved by HVB in April 2007 following the transfer of the banking business of the former UBM to HVB. Specifically, the Special Representative asserts that the transfer was overvalued and that auditing rules were violated.

Since it is doubtful that the amendment of the Special Representative's petition is in line with the resolution of the HVB Shareholders' Meeting in June 2007, UniCredit S.p.A. considers the plaintiff's claims to be unfounded, partly in consideration of the fact that both the sale of BA and the transfer of the operations of the former UBM during the HVB capital increase occurred on the basis of independent assessments (fairness opinions and valuation reports) of well-known External Auditors and investment banks, thus, it has not made any provisions.

It should be noted that on November 10, 2008, an extraordinary meeting of HVB shareholders' was held and resolved to revoke the resolution of June 27, 2007, consequently, Attorney Heidel was removed as HVB's Special Representative. This means that the Special Representative no longer has the authority to prosecute the actions brought against UniCredit S.p.A., its officer, or HVB's officers, unless the resolution is declared null or ineffective. In particular, the removal prevents the Special Representative from continuing his petition for damages, which, moreover, will not disappear automatically, but rather only if a decision in this matter is made by HVB's supervisory board (against Wolfgang Sprissler and Rolf Friedhofen) and the management board (against UniCredit S.p.A. and its Managing Director). HVB's Statutory Bodies, with the assistance of external consultants, initiated a review of this complex matter to make the related decisions under their authority.

The removal of the *Special Representative* was contested by Attorney Heidel and by a minority shareholder. On August 27, 2009 the Regional Court of Munich declared the Special Representative's removal null. However the decision is not yet final and binding, in that an appeal is pending with the High Regional Court of Munich.

On June 2, 2009 the Regional Court of Munich decided to suspend arguments on the Special Representative's petition until a final decision is made on the validity of the appointment and subsequent removal of the Special Representative.

The Special Representative submitted a request to review the suspension measure of the petition. The same first instance judge will review and if, as expected, the judge does not reverse his decision, the High Regional Court will decide on the correctness of the suspension measure.

Cirio

In April 2004, the extraordinary administration of Cirio Finanziaria S.p.A. served notice to Sergio Cragnotti and various banks including Capitalia S.p.A. (absorbed by UniCredit S.p.A.) and Banca di Roma S.p.A., of a petition to obtain judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A. regarding the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat). The extraordinary administration subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be found jointly liable to reimburse a sum of €168 million and that all defendants be found jointly liable to pay damages of €474 million.

Furthermore, the extraordinary administration requested, should the above fail, the revocation of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the amount paid for the agreement in question, on the grounds of undue profiteering, pursuant to Article 2901 of the Italian Civil Code.

In May 2007, the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008, an unexpected ruling by the Court of Rome ordered Capitalia S.p.A. (currently UniCredit S.p.A.) and Sergio Cragnotti to pay €223.3 million plus currency appreciation and interest from 1999. UniCredit S.p.A. has appealed the sentence, requesting the suspension of the execution of the lower court's judgment.

The Rome Court of Appeals, with a ruling issued on March 17, 2009, suspended the execution of the lower court's judgment.

The next hearing is scheduled on November 11, 2014.

In order to oversee such risks, provisions were made for an amount considered congruous to the current risk of the proceedings.

*****

In April 2007, certain Cirio Group companies in administration filed a petition against Capitalia S.p.A. (now UniCredit S.p.A.), Banca di Roma S.p.A., UBM (now UniCredit S.p.A.) and other banks for compensation of damages resulting from their role as arrangers of bond issues by Cirio Group companies, although, according to the plaintiffs, they were already insolvent at the time. Damages were quantified as follows:

- the damages incurred by the petitioners due to a worsening of their difficulties were calculated within a range of €421.6 million to €2.082 billion (depending upon the criteria applied);
- the damages incurred because of the fees paid to the Lead Managers for bond placements were calculated at a total of €9.8 million;
- the damages, to be determined during the proceedings, incurred by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.), for losses related to the infeasibility of recovering, through post-bankruptcy clawback, at least the amount used between 1999 and 2000 to cover the debt exposure of some of the Group companies;

plus interest and currency revaluation from the date owed to the date of payment.

In the ruling of November 3, 2009 the judge denied the plaintiff's claim holding the companies of Cirio Group in extraordinary administration jointly liable for reimbursement of legal expenses in favour of the defendant banks.

The Extraordinary Administration has appealed against the ruling.

UniCredit S.p.A., having considered the opinion of its defence counsel, believes the action to be groundless, and is confident the judgment will be favourable. Accordingly no provisions have been made.

Part B - Balance Sheet (Continued)

International Industrial Participations Holding IIP N.V.
On October 30, 2007, International Industrial Participations Holding IIP N.V. (formerly Cragnotti & Partners Capital Investment N.V.) and Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as the successor to Capitalia S.p.A.) and Banca di Roma S.p.A. for alleged direct damages and loss of profit quantified at €135 million resulting from:
- primarily, the breach of contractual obligations of financial assistance previously assumed in favour of Cragnotti & Partners Capital Investment N.V., Sergio Cragnotti, and Cirio Finanziaria S.p.A. Cirio Group, which resulted in its insolvency;
- secondarily, the illegitimate refusal by the defendants to provide Cirio Finanziaria S.p.A. and Cirio Group the financial assistance necessary to repay a bond expiring on November 6, 2002, not acting properly and in good faith.

The investigating magistrate set a clarification hearing for the conclusions for October 18, 2010.

Following the recent reorganisation of UniCredit Group, without prejudice to the legitimation of UniCredit S.p.A. as the defendant, the question in law, previously attributable to Banca di Roma S.p.A. was transferred to UniCredit Corporate Banking S.p.A..

The plaintiff's claim in this action is completely groundless.

In consideration of such, at the time being no provisions have been made.

Gruppo Fratelli Costanzo
The companies of the Costanzo group, originally controlled by the Costanzo family, have been under extraordinary administration since 1996. In February 2006 several representatives of the Costanzo family brought suit for damages against the extraordinary administration and the Ministry of Production alleging poor management of the companies in the group. The plaintiffs also sued the members of the Supervisory Committee, of which the subsidiaries IRFIS S.p.A. and Banca di Roma (now UniCredit S.p.A.) were members, alleging omissions in oversight. The total claim amounts to about €2,04 million. As a result of the Catania Court's declaration of lack of jurisdiction, the case was brought again before the Regional Administrative Court of Lazio – Rome in November 2009. The claim for damages appears groundless and therefore, on the basis of the opinion of defense counsel as well, no provision has been made for it. To obtain a declaration of lack of territorial jurisdiction on the part of the Regional Administrative Court of Lazio – Rome and, on the other hand, the presence of jurisdiction on the part of the Regional Administrative Court of Sicily – Catania, the company Fratelli Costanzo S.p.A in A.S. (under extraordinary administration) has appealed to the Council of State for a preliminary determination of jurisdiction.

Qui tam Complaint against Vanderbilt LLC and other UniCredit Group companies
On July 14, 2008, Frank Foy and his wife, in compliance with local New Mexican law (Qui Tam Statute), according to which any State resident may file a legal action on behalf of the State, filed a complaint on behalf of the State of New Mexico in relation to certain investments made by the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC) in Vanderbilt LLC ("VF"), an indirect UniCredit S.p.A. investee company. Frank Foy claims to have been the Chief Investment Officer of ERB and to have submitted his resignation in March 2008.

Frank Foy requests, on behalf of the State of New Mexico, compensation for damages totalling USD 360 million (including applicable penalties as part of the New Mexico Fraud against Taxpayers Act, which provides for the possibility of treble damages) based on the New Mexico Fraud against Taxpayers Act, asserting that Vanderbilt VF and the other defendants surreptitiously persuaded ERB and SIC to invest USD 90 million in Vanderbilt products (i) by knowingly providing false information on the nature and risk level of the VF investment and (ii) by guaranteeing improper contributions to then-Governor of the State of New Mexico, Bill Richardson, and other State officials, to convince them to make the investment. Frank Foy maintains that the State suffered damages equivalent to the entire initial investment of USD 90 million (consequential damages) and requests an additional USD 30 million for loss of profit.

Defendants include - *inter alia* - the following:
- Vanderbilt Capital Advisors, LLC (VCA), a wholly-owned indirect subsidiary of Pioneer Investment Management USA Inc. (PIM US);
- Vanderbilt Financial, LLC (VF), a special purpose vehicle in which PIM US has an 8% holding;
- Pioneer Investment Management USA Inc. (PIM US), a wholly-owned subsidiary of PGAM;
- PGAM., a wholly-owned subsidiary of UniCredit S.p.A.;
- UniCredit S.p.A.;
- various directors of VCA, VF and PIM US;
- law firms, external auditors, investment banks and State of New Mexico officials.

At present, an assessment on the economic impact that may result from the proceedings is premature and thus no provisions have been made.

The defendants have requested that the plaintiff's claim be denied. The Court has not yet set a date for a hearing on said request.

The petition was served to the American companies, including Vanderbilt Capital Advisors and Pioneer Investment Management USA Inc. (both part of UniCredit Group). Also the natural persons who are called as defendants have been served the petition.

On September 24, 2009 UniCredit S.p.A. and on December 17, 2009 PGAM were served the petition.

Acquisition of Cerruti Holding Company S.p.A. by Fin.Part S.p.A.

At the beginning of August 2008, the receivership of Fin.Part S.p.A. ("Fin.Part") brought a civil action against di UniCredit S.p.A., UniCredit Banca S.p.A., UniCredit Corporate Banking S.p.A. and one other bank not belonging to UniCredit Group for contractual and tort liability.

Fin.Part makes claim against each of the defendant banks, jointly and severally or alternatively, each to the extent applicable, for compensation for damages allegedly suffered by Fin.Part and its creditors as a result of the acquisition of Cerruti Holding Company S.p.A. ("Cerruti").

The action contests the legality of the conduct displayed during the years 2000 and 2001 by the defendant banks, in concert among them, for the acquisition of the fashion sector of the Cerruti 1881 Group, by means of a complex financial transaction focused specifically on the issue of a bond for €200 million by a special purpose vehicle in Luxembourg (C Finance S.A.).

It is maintained that Fin.Part was not able to absorb the acquisition of Cerruti with its own funds, and that the financial obligations connected with the bond payment brought about the bankruptcy of the company.

Therefore, the receivership is requesting compensation for damages in the amount of €211 million, which represents the difference between the liabilities (€341 million) and the assets (€130 million) of the bankruptcy estate, or such other amount as determined by the court. Furthermore, it is requested the defendants return all of the amounts earned in fees, commissions and interest in relation to the fraudulent activities.

Papers were filed on December 23, 2008 that included the bankruptcy of C Finance S.A.

The receivership maintains that the insolvency of C Finance S.A., which existed at the time of its establishment, due to the issue of the bond and the transfer of proceeds to Fin.Part in exchange for assets with no value, should be attributed to the banks involved in causing the financial difficulties, as their executives contributed to devising and executing the transaction.

The defendant banks are asked to compensate the damages as follows: a) the total of bankruptcy liabilities (€308.1 million); or, alternatively, b) the amounts disbursed by C Finance S.A. to Fin.Part and Fin.Part International (€193 million); or, alternatively, c) the amount collected by UniCredit S.p.A. (€123.4 million).

In another area, the banks are requested to compensate damages for the amounts collected (equivalent to €123.4 million as well as €1.1 million in fees and commissions) for the alleged invalidity and illegality of the case or for illegal reasons involving all parties to the complex deal that the transaction in question allegedly turned into, according to the petitioner, the payment of Fin.Part debts to UniCredit S.p.A. using the proceeds from the C Finance S.A. bond issue. In addition, the transaction was allegedly a means for evading Italian laws regarding limits and procedures for bond issues.

UniCredit Group's legal counsel is assessing the procedural aspects and the relationships between the accompanying petitions of the two bankruptcies, also in regard to the appeal pursuant to Article 101 of Regional Decree no. 267 of March 16, 1942, filed by the C Finance S.A. bankruptcy against the bankruptcy of Fin.Part.

In January 2009, the judge rejected the writ of attachment for the defendant not belonging to UniCredit Group.

On June 9, 2009 the deed of appearance and reply was submitted for UniCredit S.p.A..

On October 05, 2009 and on January 12, 2010 the parties personal appeared for settlement proceedings.

The settlement proceedings were unproductive due to the distance of the parties' positions.

The next hearing is scheduled on april 27, 2010.

UniCredit S.p.A., also based on the information supplied by their legal counsel, believes the claims are groundless and/or lacking from an evidence viewpoint, consequently, also bearing in mind that the proceedings are in their initial stages, no provisions have presently been made.

Mario Malavolta

In July 2009, Mario Malavolta, on his own behalf and as legal counsel and director of Malavolta Corporate S.p.A. and its subsidiaries and associates, sued UniCredit S.p.A. for compensation for damages (approximately €135 million) allegedly due to illicit behaviour on UniCredit S.p.A.'s part. Furthermore, the petitioner requests the confirmation of the improper application of interest on its current accounts held by the aforementioned company.

The defendant named in this action is UniCredit Corporate Banking S.p.A..

The petitioner disputes the conduct by the defendant during the period 2006-2007, maintaining that improper involvement by the bank in the decision-making processes of Malavolta Group companies allegedly prevented the restructuring processes and caused significant financial burden (currently the companies of Malavolta Group are insolvent and under bankruptcy proceedings).

Part B - Balance Sheet (Continued)

The facts and circumstances described above also allegedly resulted in significant damages to Mario Malavolata in his role as shareholder and director of Malavolta Corporate S.p.A. and its subsidiaries.

As preliminary defenses, the Bank has alleged that the plaintiff lacks standing and interest in the matter. On the merits, as a subordinate alternative, it has alleged that the complaints lack grounds and are excessively broad, not supported by the documents produced on the record.

The proceedings are in the initial phases and no provisions have presently been made.

GBS S.p.A.

At the beginning of February 2008, General Broker Service S.p.A. (GBS S.p.A.) initiated arbitration proceedings against UniCredit S.p.A. aiming at declaring the behaviour of Capitalia S.p.A. and subsequently UniCredit S.p.A. illegitimate with regards to the insurance brokerage relationship in effect and allegedly deriving from the exclusive agreement signed in 1991, and furthermore to obtain compensation for damages suffered, originally estimated at €121.7 million, then increased to €197.1 million.

The 1991 agreement, which included an exclusivity right, was signed by GBS S.p.A. and the former Banca Popolare di Pescopagano e Brindisi. The bank, following the 1992 merger with Banca di Lucania, became Banca Mediterranea, which was incorporated in 2000 in Banca di Roma S.p.A., which then became Capitalia S.p.A. (currently UniCredit S.p.A.).

The brokerage relationship with GBS S.p.A., dating back to the 1991 contract, was then governed by (i) an insurance brokerage service agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity was extended to May 2007, and (ii) a similar agreement signed in May 2007 between the aforementioned brokers and Capitalia Solutions S.p.A., on its own behalf and as proxy for the banks and in the interest of the companies of the former Capitalia Group, including the holding company.

In July 2007, Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the contract in accordance with the terms of the contract (in which it is expressly recognised that, in the event of withdrawal, the banks/companies of the former Capitalia Group should not be obliged to pay the broker any amount for any reason).

At the request of GBS, an expert witness report was ordered, whose results, both in terms of method and calculations, have been disputed by UniCredit S.p.A..

In the award issued on November 18, 2009 UniCredit S.p.A. was sentenced to pay GBS S.p.A. a total amount of €144 million, as well as legal costs and the costs of the expert opinion report. UniCredit S.p.A., deeming that the arbitrational ruling was groundless, presented an appeal, requesting the suspension of the execution of the judgement. In the case that the request for suspension - once submitted following the execution of the arbitration award, which has not occurred at the being - is not accepted, UniCredit S.p.A. could be held to pay €144 million as well as other expenses, in pendency of the decision for the appeal. Considering the development of the matter, a provision has been made for an amount consistent with what currently appears to be the potential risk resulting from the award issued.

Additional relevant informations

The following section illustrates the some further pending proceedings against UniCredit S.p.A. and the other companies of the UniCredit Group that UniCredit Spa considers relevant and for which, at the time being, the claims were not characterised by a known economic demand or for which the economic request cannot be quantified.

Voidance action challenging the transfer of shares of Bank Austria Creditanstalt AG (BA) held by HVB to UniCredit S.p.A. (Shareholders' Resolution of October 25, 2006)

Numerous minority shareholders of HVB have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting of October 25, 2006 approving a Sale and Purchase Agreement ("SPA") transferring the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA and the transfer of the Vilnius and Tallin branches to AS UniCredit Bank Riga, asking the Court to declare these resolutions null and void. In the course of this proceeding, some shareholders asked the Regional Court of Munich to state that the BCA, entered into between HVB and UniCredit S.p.A. should be regarded as a de facto domination agreement.

The shareholders filed their lawsuit contesting alleged deficiencies of the formalities relating to the convocation and conduct of the Extraordinary Shareholders' Meeting held October 25, 2006, and that the sales price for the shares was allegedly inadequate.

In the judgment of January 31, 2008, the Court declared the resolutions passed at the Extraordinary Shareholders' Meeting of October 25, 2006 to be null and void for formal reasons. The Court did not express an opinion on the issue of the alleged inadequacy of the purchase price but expressed the opinion that the BCA entered into between UniCredit S.p.A. and HVB should have been submitted to HVB's Shareholders' Meeting as it represented a "concealed" domination agreement.

HVB filed an appeal against this judgment since it is believed that the provisions of the BCA would not actually be material with respect to the purchase and sale agreements submitted to the Extraordinary Shareholders' Meeting of October 25, 2006, and that the matter concerning valuation parameters would not have affected the purchase and sales agreements submitted for the approval of the shareholders' meeting. HVB also believes that the BCA is not a "concealed" domination agreement, due in part to the fact that it specifically prevents entering into a domination agreement for five years following the purchase offer.

In essence, the HVB shareholder resolution could only become null and void when the Court's decision becomes final. In light of the duration of the appeal phase, which is currently underway, as well as the ability to further challenge the second-instance judgment at the German Federal Court of Justice, we estimate that it will take between three and four years for the final decision.

Moreover, it should be noted that in using a legal tool recognised under German law, and pending the aforementioned proceedings, HVB asked the Shareholders' Meeting held on July 29 and 30, 2008 to reconfirm the resolutions that were passed by the Extraordinary Shareholders' Meeting of October 25, 2006 (so-called Confirmatory Resolutions) and contested. If passed, these resolutions would make the alleged improprieties irrelevant.

The Shareholders' Meeting approved these resolutions, which, however, were in turn challenged by several shareholders in August 2008. In February 2009, an additional resolution was adopted that confirmed that adopted resolutions.

In the judgement of December 10, 2009, the Court rejected the voidance action. Several former shareholders filed an appeal against this judgement, no date for oral hearing was set so far.

In light of the above events, the appeal proceedings initiated by HVB against the judgment of January 31, 2008 were suspended until a final judgment is issued in relation to the confirmatory resolutions adopted by HVB's Shareholders' Meeting of July 29 and 30, 2008.

Voidance action challenging the squeeze-out of HVB minority shareholders (Shareholders' Meeting of June 27, 2007)

The annual HVB Shareholders' Meeting of June 27, 2007 authorised, inter alia, a resolution to transfer to UniCredit S.p.A. the shares held by the minority shareholders in exchange for a cash settlement of €38.26 per share (a so-called squeeze-out).

More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void.

The Regional Court of Munich rejected the action on August 27, 2008. Various minority shareholders have filed an appeal with the High Regional Court.

On June 19, 2009, the High Regional Court of Munich issued an order of consideration in which it expressed its intention to reject the challenges without oral arguments and on August 27, 2009 rejected the appeals. On the basis of the public documentation, it results that an appeal has been filed to the German Federal Court of Justice against the decisions on the "squeeze-out" of the High Regional Court of Munich and the Regional Court of Munich, such complaint was not accepted by the Constitutional Court for decision.

The ruling of Munich Higher Regional Court re the squeeze-out out of former HVB-shareholders is final and binding.

In the meantime, HVB, which believes that the lawsuits are clearly unfounded, filed an unblocking motion in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Chamber of Commerce, notwithstanding the pending voidance action by the minority shareholders against the resolution.

The Regional Court of Munich granted HVB's request on the grounds that the procedural deficiencies of the resolution in question were unfounded. The minority shareholders challenged the judgment in front of the High Regional Court which, in its judgment of September 3, 2008, rejected the appeal (the so-called unblocking motion of second instance). The judgment is final and there can be no recourse to higher levels of jurisdiction.

Accordingly, on September 15, 2008, the Munich Business Register recorded the squeeze-out and UniCredit S.p.A. became the shareholder of the entire HVB share capital.

Squeeze-out of HVB minority shareholders (appraisal proceedings)

Approximately 300 former minority shareholders of HVB filed a request to revise the price obtained in the squeeze-out (appraisal proceedings). The dispute mainly concerns profiles regarding the valuation of HVB. UniCredit S.p.A. submitted its defence briefs on July 23, 2009.
The proceeding is still pending.

The next hearing will place on April 15, 2010.

Squeeze-out of Bank Austria's minority shareholders

After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "golden shareholders") was recorded in the Vienna Business Register on May 21, 2008.

Accordingly, UniCredit S.p.A. became the owner of 99.995% of the Austrian bank's share capital with the resulting obligation to pay minority shareholders a total amount of €1,045 million, including interest accrued on the squeeze-out, in accordance with local laws.

Part B - Balance Sheet (Continued)

The minority shareholders received the squeeze-out payment including the related interest.

Several shareholders who felt the squeeze-out price was inadequate have initiated proceedings with the Commercial Court of Vienna, in which they are asking the Court to review the adequacy of the amount paid (appraisal proceedings). UniCredit S.p.A. immediately challenged the competency of the Vienna Court. In the judgment of October 14, 2008, the Court maintained its competency in the case, without going into the matter. UniCredit S.p.A. then contested the decision with the High Regional Court of Vienna. In the judgment of July 6, 2009, the latter upheld that the Commercial Court of Vienna was competent to hear the case. UniCredit S.p.A. filed an extraordinary appeal with the Supreme Court challenging the decision of the High Regional Court.

In addition to the judicial proceeding in front of the Commercial Court of Vienna, a minority shareholder initiated at the same time a parallel procedure before an Arbitral Tribunal. It is possible that the decision will be made during or soon after the Offer. If the outcome is unfavourable for UniCredit S.p.A., a negative impact for the Group cannot be excluded.

Cirio and Parmalat criminal proceedings

Between the end of 2003 and the beginning of 2004, criminal investigations of some former Capitalia Group, now UniCredit Group, officers and managers were conducted in relation to the insolvency of Cirio Group. The trials resulting from these investigations, related to the Group's insolvency, involved the former Capitalia S.p.A., (now UniCredit S.p.A.), one of the lending banks of said group and resulted in the some executives and officers of the former Capitalia S.p.A. (now UniCredit S.p.A.) being committed trial.

Cirio S.p.A.'s extraordinary administration and several bondholders joined the criminal judgment as civil complainants without specifying damages claimed. UniCredit S.p.A., also as the universal successor of UniCredit Banca di Roma S.p.A. was cited as legally liable. The proceedings are in the discussion phase.

The officers involved in the proceedings in question maintain that they performed their duties in a legal and proper manner.

With respect to that proceeding, also on the basis of legal opinions, although there is a potential risk of civil liability for UniCredit S.p.A. due in part to the complexity of the facts alleged, it is at present not possible to reliably estimate the contingent liability, due to the lack of relevant elements.

With regard to the state of insolvency of the Parmalat Group, from the end of 2003 to the end of 2005, investigations were also carried out on certain executives and officers of the former Capitalia S.p.A. (now UniCredit S.p.A.), who had been committed for trial within the scope of three distinct criminal proceedings known as "Ciappazzi", "Parmatour" and "Eurolat".

Companies of the Parmalat Group in extraordinary administration and numerous Parmalat bondholders are the plaintiffs in the civil suits in the aforementioned proceedings. All of the civil claimants' lawyers have reserved the right to quantify damages at the conclusion of the first instance trials.

In the "Ciappazzi" and "Parmatour" proceedings, several companies of the UniCredit Group have been cited as legally liable.

The proceedings are in the discussion phase.

Upon execution of the settlement of August 1, 2008 between UniCredit Group and Parmalat S.p.A., and as Parmalat Group companies in extraordinary administration, all civil charges were either waived or revoked.

The officers involved in the proceedings in question maintain that they performed their duties in a legal and proper manner.

For these proceedings, a provision has been made for an amount consistent with what currently appears to be the potential risk for the legally liable UniCredit S.p.A.

Madoff

In December 2008, Bernard L. Madoff, former chairman of the NASDAQ and owner of Bernard L. Madoff Investment Securities LLC (**"BMIS"**), an investment company registered with the Securities Exchange Commission (the "**SEC**") and the **Financial Industry Regulatory Authority ("FINRA")**, was arrested on charges of securities fraud for what has been described by U.S. authorities as a Ponzi scheme. In the same month, a bankruptcy administrator (the **"SIPA Trustee"**) for the BMIS liquidation was appointed in accordance with the U.S. Securities Investor Protection Act of 1970. In March 2009, Bernard L. Madoff was found guilty of several crimes, including securities fraud, investment adviser fraud, and providing false information to the SEC. In June 2009, Bernard L. Madoff was sentenced to 150 years in prison.

Following Bernard L. Madoff's fraud conviction, several criminal and civil suits were filed in various countries against financial institutions and investment advisers by, or on behalf of, investors, intermediaries acting as brokers for investors and public entities in relation to losses incurred. UniCredit S.p.A., some of its subsidiaries, and some of its employees or former employees were subpoenaed, or may be subpoenaed in the future, in the proceedings and/or investigations of the Madoff case in various countries, including the United States, Austria, and Chile.

As at the date of Bernard L. Madoff's arrest, the Alternative Investments division of Pioneer, a subsidiary of the UniCredit S.p.A. **("PAI")**, acted as investment manager and/or investment adviser for some funds that had invested in other funds with accounts at BMIS. Specifically, PAI acted as investment manager and/or investment adviser for the Primeo funds and AllWeather funds. PAI acted as the investment adviser for the Primeo funds from April 2007, after having been sold to BA Worldwide Fund Management **("BAWFM")**, an indirect subsidiary of BA. The Primeo and AllWeather invested in other funds, which held accounts managed by BMIS. Certain documents prepared by these funds showed assets managed by the UniCredit S.p.A.'s subsidiaries on behalf of fund administrators of €805 million in November 2008. Based on these documents, the amount includes invested capital and proceeds from the investment. Given Bernard L. Madoff's admission of guilt and the facts that emerged following the fraud committed by BMIS, it is clear that the amounts indicated in the aforementioned documents do not accurately reflect the investments made and the proceeds from these investments. As a result, the above amounts should not be considered indicative of the amount of losses incurred by final investors of the funds involved.

Speculative funds established under Italian law and managed by PAI do not have any exposure to funds that invested in accounts managed by BMIS.

HVB issued various tranches of debt securities whose potential yield was calculated based on the yield of a hypothetical structured investment (synthetic investment) in the Primeo funds. The notional value of the debt securities issued in reference to Primeo funds was €27 million. Some legal proceedings were brought in Germany regarding debt securities issued by HVB and connected to Primeo funds, citing HVB as the defendant.

BAWFM, a subsidiary of BA, acted as investment adviser for Primeo funds until the beginning of April 2007. Some BA customers purchased shares in Primeo funds that were held on their accounts with BA.

UniCredit S.p.A. and its BA and PAI subsidiaries were named as part of the 50 defendants in three putative class actions suits filed with the United States District Court for the Southern District of New York, in which the petitioners claim to represent the investors of three funds in which assets were invested in BMIS, directly or indirectly. The defendants were accused of having omitted pertinent information from, or including false information in, prospectuses and related appendices used for the securities offer. The petitioners of the class action allege that the investors were misled, for example, as to the lack of diversification of the investments, on the fact that the funds were invested in BMIS and on the level of due diligence performed by the defendants. Furthermore, the petitioners allege that the defendants did not give adequate attention to "red flags" that were identified and would have made them aware of Bernard L. Madoff's fraud. The three class actions claim compensation for damages with related interest, reimbursement of expenses, costs, legal consultancy fees and the recognition of equitable/injunctive relief. One of the class actions specifically seeks a sentence finding the defendants liable for an amount equivalent to the amount of the initial investments of the collective parties together with interest and proceeds that the parties would have received if their money had been invested wisely. This suit also specifically requests compensation for punitive damages and that the Court prohibits the defendants from using assets of the funds to defend themselves or to indemnify themselves.

Proceedings were initiated in Austria related to Bernard L. Madoff's fraud in which BA and BANKPRIVAT AG (a former subsidiary of BA, with which it merged on October 29, 2009), among others, were named as defendants. The parties invested in funds that, in turn, invested directly or indirectly in BMIS. BA is also the subject of proceedings in Austria following the complaint filed by the Supervisory Authority for Austrian financial markets with the Austrian Attorney's Office and complaints filed to said Attorney's Office by private parties that invested in funds which, in turn, invested directly or indirectly in BMIS. The parties that filed said complaints maintain that BA violated the terms of the Austrian Consolidated Investment Act that governs the role of BA as "auditor of the prospectus" of Primeo funds.

Several subsidiaries of UniCredit S.p.A. have received orders and requests to produce information and documents from the SEC, the U.S. Department of Justice and the SIPA Trustee in the United States, the Austrian Supervisory Authority for financial markets, the Irish Supervisory Authority for financial markets and BaFin in Germany related to their respective investigations into Bernard L. Madoff's fraud.

In addition to proceedings stemming from the Madoff case against UniCredit S.p.A., its subsidiaries and some of their respective employees and former employees, additional actions have been threatened and may be filed in the future in said countries or in other countries by private investors or local authorities.

The pending or future actions may have negative consequences for the Group.

All pending actions are in the initial phases. UniCredit S.p.A. and its subsidiaries involved intend to defend themselves against the charges regarding the Madoff case by any method available to them. At the time being it is not possible to reliably estimate the timing and results of the various actions, nor determine the level of responsibility, if any responsibility exists. Presently, in compliance with international accounting standards, no provisions were made for specific risks associated with Madoff disputes.

Relevant events occurring after 12.31.2009

I.CO.PO.DE.SO Srl e Pietro Montanari

The company I.CO.PO.DE.SO Srl and its legal representative Mr. Pietro Montanari, on his behalf, brought suit against UniCredit S.p.A on February 10, 2010 to obtain compensation of damages in the amount of about €133 million in addition to interest and monetary adjustment. The first hearing for appearances was set for May 25, 2010 before the Court of Rome.

Part B - Balance Sheet (Continued)

The plaintiffs allege that Cassa di Risparmio di Roma (C.R.R., now UniCredit), by a series of acts and by conduct (between the end of the decade of the 1970s and the beginning of the 1980s) supposedly caused the bankruptcy of I.CO.PO.DE.SO Srl, causing the mentioned plaintiffs to incur extremely significant damages in the form of material losses and loss of reputation.

Considering the fact that the case is still in its preliminary stages, no provision has been made on the balance sheet.

Mario Malavolta

Mr. Mario Malavolta, as director of Malavolta Corporate SpA, filed a petition on February 3, 2010 to join the case begun in July 2009, requesting compensation of damages totaling about €445 million.

The Bank has filed a brief opposing the petition to join the case and has contested the claims of the plaintiff.

Special Representative

On March 3, 2010 the High Regional Court of Munich granted the appeal against nullification of the resolution to remove the Special Representative. The decision is not final.

Madoff

In October 2009, the Southern District consolidated the three cases for pretrial purposes. Thereafter, amended consolidated complaints relating to each of three investment fund groups that allegedly invested with BMIS (the "Herald" funds, "Primeo" funds and "Thema" funds) were filed.

The amended "Herald" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Herald Fund SPC-Herald USA Segregated Portfolio One and/or Herald (Lux) on December 10, 2008, or purchased shares in those funds from January 12, 2004, to December 10, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., Bank Austria and Bank Medici, among other defendants, breached common law duties and violated U.S. federal securities laws by, inter alia, knowingly or recklessly failing to safeguard plaintiff's investment in the face of "red flags" concerning Madoff. Plaintiff seeks unspecified damages, punitive damages, recoupment of fees, benefits or assets unjustly obtained from the putative class, costs and attorneys' fees to be determined at trial, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

The amended "Primeo" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Primeo Select Fund and/or Primeo Executive Fund on December 10, 2008, or purchased shares of those funds from January 12, 2004, to December 12, 2008, and were damaged thereby. The amended complaint alleges that UniCreit S.p.A., Bank Austria, Bank Medici, BA Worldwide, PAI and Pioneer Global Asset Management S.p.A, among other defendants, breached common law duties and violated U.S. federal securities laws by, inter alia, misrepresenting the monitoring that would be done of Madoff and plaintiffs' investments and disregarding "red flags" of Madoff's fraud. Plaintiffs seek unspecified damages, recoupment of fees, benefits or assets unjustly obtained from the putative class, interest, punitive damages, costs and attorneys' fees to be determined at trial, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

The amended "Thema" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Thema International Fund plc and/or Thema Fund on December 10, 2008, or purchased shares in those funds from January 12, 2004, to December 14, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., BA Worldwide and Bank Medici, among other defendants, violated U.S. federal securities laws and committed common law torts by, inter alia, recklessly or knowingly making or failing to prevent untrue statements of material fact and/or failing to exercise due care in connection with plaintiff's investment. The amended complaint further alleges that UniCredit S.p.A., BA Worldwide and Bank Medici were unjustly enriched by the receipt of monies from the putative class. Plaintiff seeks unspecified damages (including profits that the putative class would have earned had their money been invested prudently), interest, punitive damages, costs and attorneys' fees, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

These proceedings are in their initial stages. UniCredit S.p.A. and its affiliated defendants intend to defend these proceedings and to assert defenses against the Madoff-related claims directed at them.

Tax-related operating risks

The provision for tax-related operational risks was increased to € 20.3 million, the result of a further provision of € 9 million.

This decision was made as a result of the absorption over time of several banks and companies, and the absorption of Capitalia S.p.A. in 2007 and of UniCredit Banca, Banca di Roma, Banco di Sicilia, Bipop Carire, UBM and Capitalia Partecipazioni in 2008, for which certain tax periods are still subject to audits with respect to VAT, direct taxes, and other minor taxes.

The entry into force of the so-called "Basel II" standards requires consideration of the operational risks associated with such circumstance.

It was decided that no provisions were necessary with regard to other pending disputes because the outcomes are expected to be favorable.

12.2 Provisions for risks and charges: annual changes

	12.31.2009		
	PENSIONS AND POST-RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS	TOTAL
A. Opening balance	**916,397**	**573,619**	**1,490,016**
B. Increases	**52,128**	**27,746**	**79,874**
B.1 Provisions for the year (*)	1,831	22,829	24,660
B.2 Changes due to the passage of time	42,899	2,857	45,756
B.3 Differences due to discount-rate changes	-	1,704	1,704
B.4 Other increases	7,398	356	7,754
C. Decreases	**89,679**	**222,081**	**311,760**
C.1 Use during the year	89,666	222,049	311,715
C.2 Differences due to discount-rate changes	-	-	-
C.3 Other decreases	13	32	45
D. Closing balance (**)	**878,846**	**379,284**	**1,258,130**

(*) The amount of Pension and post-retirement benefit obligations includes tax and operating costs for €93 thousand concerning definited-contribution funds.
Other provisions are disclosed net of allocations of €79,563 thousand for a guarantee issued to Aspra Finance, following the sale of non-performing loans recognised in *Other liabilities*, but include €625 thousand attributed to the item *Administrative Costs* in the income statement.
(**) Of which: Definited-benefit pension funds in the amount of €801,423 thousand.

In respect of **Pensions and other post retirement benefit obligations**, the Annexes provide details of Fund movements and include statements of changes in funds with segregated assets pursuant to article 2117 of the Italian Civil Code, as well as explanatory notes thereto.

Allocations to funds other than those with segregated assets are indiscriminately invested in asset items. Therefore, it is not possible to provide any statement of these funds.

12.3 Provisions for defined-benefit company pensions

2. CHANGES IN PROVISIONS	12.31.2009	12.31.2008
Opening net defined-benefit obligations	**838,459**	**387,989**
Service cost	1,744	2,137
Finance cost	42,899	42,785
Actuarial gains (losses) recognised in the year	(914)	(2,393)
Benefit paid	(82,565)	(88,809)
Other increases	1,802	502,631
of which: business combinations	-	*500,802*
Other reductions	(2)	(5,881)
Closing net defined-benefit obligations	**801,423**	**838,459**

Part B - Balance Sheet (Continued)

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	12.31.2009	12.31.2008
Opening fair value of plan assets	**35,143**	**12,794**
Expected return	1,855	2,253
Actuarial gains (losses)	(2,652)	(945)
Contribution paid by employer	5,135	129
Benefit paid	(3,427)	(1,644)
Other increases	2,482	32,293
of which: business combinations	-	*32,293*
Other reductions	-	(9,737)
Closing current value of plan assets	**38,536**	**35,143**

MAIN CATEGORIES OF PLAN ASSETS BY TYPE	12.31.2009	12.31.2008
1. Equities	6,702	16,281
2. Bonds	27,639	14,438
3. Property	7	13
4. Other assets	4,188	4,411
5. Investment funds	-	-
Total	**38,536**	**35,143**

4. RECONCILIATIONS OF PRESENT VALUES OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	12.31.2009	12.31.2008
AMOUNT RECOGNIZED IN THE BALANCE SHEET	DEFINED BENEFIT PENSION PLANS	DEFINED BENEFIT PENSION PLANS
Present value of funded defined benefit obligations	55,686	52,644
Present value of unfunded defined benefit obligations	836,672	796,181
Present value of plan assets	(38,536)	(35,143)
Sub-total	**853,822**	**813,682**
Unrecognized actuarial gains (losses)	(52,399)	24,777
Net liability	**801,423**	**838,459**

RETURN ON PLAN ASSETS	12.31.2009	12.31.2008
Actuarial return on plan assets	1,855	2,253
Actuarial gain (loss) on plan assets	(2,652)	(945)
Actuarial return on plan assets	**(797)**	**1,308**

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	12.31.2009	12.31.2008
Discount rate	4.77%	5.51%
Expected return on plan assets	4.58%	4.60%
Rate of increase in future compensation and vested rights	3.02%	3.01%
Rate of increase in pension obligations	1.80%	2.20%
Expected inflation rate	2.04%	2.06%

6. COMPARATIVE DATA: TOTAL DEFINED-BENEFIT OBLIGATIONS	12.31.2009	12.31.2008
Present value of defined-benefit obligations	892,358	848,825
Plan assets	(38,536)	(35,143)
Plan surplus/(deficit)	853,822	813,682
Unrecognized actuarial gains (losses)	(52,399)	24,777
Net liability	**801,423**	**838,459**

Section 13 - Redeemable shares - Item 140

No data to be disclosed in this section.

Section 14 - Shareholders' Equity - Items 130, 150, 160, 170, 180, 190 and 200

Further information about Shareholders' Equity are represented in Part F) Shareholders' Equity.

14.1 Share capital and treasury shares: breakdown

	12.31.2009		12.31.2008	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	8,377,750	-	6,673,434	-
A.2 savings shares	12,120	-	10,853	-
Total (A)	**8,389,870**	**-**	**6,684,287**	**-**
B. Treasury Shares				
B.1 ordinary shares	(2,440)	-	(2,440)	-
B.2 savings shares	-	-	-	-
Total (B)	**(2,440)**	**-**	**(2,440)**	**-**

At December 31, 2008 issued capital consisted of 13,346,868,372 ordinary shares and 21,706,552 savings shares, with a par value of €0.50 for both classes. It changed in 2009 following share issues of 3,408,631,673 ordinary shares and 2,532,431 savings shares, for the reasons given in the Presentation to Shareholders in the 2009 report on operations.

Issued capital thus increased from €6,684,287 thousand at end 2008 to €8,389,870 thousand at end 2009 - an increase of €1,705,583 thousand, of which €486,113 thousand by scrip issue and €1,219,470 thousand by bonus issue drawing on the pre-established reserves - and now consists of 16,755,500,045 ordinary shares with a par value of €0.50 and 24,238,983 savings shares with the same par value.

Subscription of the scrip issue approved by the shareholders in extraordinary general meeting on November 14, 2008 also entailed recognition of a share premium of €2,511,258 thousand in Shareholders' Equity.

At end 2009 the quantity of treasury shares held was 476,000.

Part B - Balance Sheet (Continued)

14.2 Capital Stock - number of shares: annual changes

	12.31.2009		
ITEMS/TYPES	ORDINARY	OTHER (SAVING)	TOTAL
A. Issued shares as at the beginning of the year	**13,346,868,372**	**21,706,552**	**13,368,574,924**
- fully paid	13,346,868,372	21,706,552	13,368,574,924
- not fully paid	-	-	-
A.1 Treasury shares (-)	(476,000)	-	(476,000)
A.2 Shares outstanding: opening balance	**13,346,392,372**	**21,706,552**	**13,368,098,924**
B. Increases	**3,408,631,673**	**2,532,431**	**3,411,164,104**
B.1 New issues	3,408,631,673	2,532,431	3,411,164,104
- against payment	972,225,376	-	972,225,376
- business combinations	-	-	-
- bonds converted	-	-	-
- warrants exercised	-	-	-
- other	972,225,376	-	972,225,376
- free	2,436,406,297	2,532,431	2,438,938,728
- to employees	1,308,455	-	1,308,455
- to Directors	-	-	-
- other	2,435,097,842	2,532,431	2,437,630,273
B.2 Sales of treasury shares	-	-	-
B.3 Other changes	-	-	-
C. Decreases	**-**	**-**	**-**
C.1 Cancellation	-	-	-
C.2 Purchase of treasury shares	-	-	-
C.3 Business tranferred	-	-	-
C.4 Other changes	-	-	-
D. Shares outstanding: closing balance	**16,755,024,045**	**24,238,983**	**16,779,263,028**
D.1 Treasury Shares (+)	476,000	-	476,000
D.2 Shares outstanding as at the end of the year	16,755,500,045	24,238,983	16,779,739,028
- fully paid (*)	16,755,500,045	24,238,983	16,779,739,028
- not fully paid	-	-	-

(*) Ordinary shares include n. 967,564,061 for which UniCredit holds the right of usufruct. On these shares the voting right cannot be exercised.

14.3 Capital: other information

	12.31.2009	12.31.2008
Par value per share	0.50	0.50
Shares reserved for issue on exercise of options	-	-
Agreed sales of shares	-	-

14.4 Reserves from allocation of profit from previous years: other information

	12.31.2009	12.31.2008
Legal reserve	1,434,080	1,231,108
Statutory reserves	1,679,802	1,015,008
Other reserves	(1,251,636)	(2,445,215)
Total	**1,862,246**	**(199,099)**

Other reserves include reserves related to the changeover to IFRS, which is a negative amount of €2,097,846 thousand.

In accordance with Section 2427, paragraph 7-bis, of the Italian Civil Code, the table below provides details on the origin, possible uses and availability of distribution of Shareholders' Equity, as well as the summary of its use in the three previous fiscal years.

Breakdown of Shareholders' equity (with indication of availability for distribution)

ITEMS	AMOUNT	PERMITTED USES (*)	AVAILABLE PORTION	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS: TO COVER LOSSES	SUMMARY OF USE IN THE THREE PREVIOUS FISCAL YEARS: OTHER REASONS
Share capital	**8,389,870**	-	-		
Share premium	**36,581,540**	A, B, C	**36,581,540**		
Reserves:	**8,712,157**				
legal reserve	1,434,080	B (1)	1,434,080		
reserve for treasury shares or interests	2,440	-	-		355,976 (4)
statutory reserves	1,679,802	A, B, C	1,679,802		2,038,282 (5)
reserves arising out of share swaps	511,210	A, B, C (2)	511,210		
reserves arising out of transfer of assets	477,090	A, B, C (2)	477,090		9,375 (6)
reserves arising out of split-offs	4,972	A, B, C (2)	4,972		
reserves related to the medium-term incentive programme for Group staff	28,297	A	28,297		4,789 (7)
reserve related to equity-settled plans	207,512	-	-		
reserve related to business combinations (IFRS 3)	2,118,624	A, B, C	2,118,624		
reserve related to business combinations within the Group	4,383,389	A, B, C	4,383,389		
reserve arising out of transfers of assets within the Group under art. 58 Banking Law	(443,847)	A, B, C	(443,847)		
FTA reserve (related to changeover to IFRS)	(2,097,846)	(***)	(2,097,846)		
reserve arising out of sale of treasury shares	(585,530)	A, B, C	(585,530)		
reserve for allocating profits tio Shareholders through the issuance of new free shares	1,193,962	A, B, C	1,193,962		
reserve for capital increase costs	(198,373)	A, B, C	(198,373)		
other	(3,625)	A, B, C	(3,625)		
Revaluation reserves	**359,821**				
monetary equalisation reserve under L. 576/75	4,087	A, B, C (2)	4,087		
monetary revaluation reserve under L.72/83	84,658	A, B, C (2)	84,658		
asset revaluation reserve under L. 408/90	28,965	A, B, C (2)	28,965		
property revaluation reserve under L. 413/91	159,310	A, B, C (2)	159,310		
Available-for-sale financial assets	143,842	- (3)	-		
Cash-flow hedges	(61,041)	- (3)	-		
Total	**54,043,388**		**45,360,765**		
Portion not allowed in distribution (**)			**1,706,271**		
Remaining portion available for distribution (***)			**43,654,494**		

(*) A: for capital increase; B: to cover losses; C: distribution to shareholders

(**) Includes €105,749 thousand to be allocated to the legal reserve in order to reach one-fifth of company capital stock, pursuant to the procedures provided in the Articles of Association

(***) The portion available for distribution is net of negative reserves

(1) Available, to cover losses, only after use of other Reserves

(2) If this Reserve is used to cover losses, profits may not be distributed until this Reserve has been replenished or reduced by an equivalent amount
The reduction must be approved by the Extraordinary General Meeting disregarding sections 2 and 3 of Article 2455 of the Civil Code. The Reserve, if it is not included in capital resources, may only be reduced in accordance with sections 2 and 3 of Article 2455 of the Civil Code.

(3) Own shares buy-back reserve under the right of former Capitalia shareholders to withdraw from the acquisition transaction

(4) For the assignation to the share premium related to the sale of treasury shares

(5) Of which: €253,620 thousand and €1,777,672 thousand distributed among shareholders as 2005 and 2007 dividens, €6,990 thousand reduction for adjustment of the deferred tax rate through former Capitalia's net equity

(6) For the recognition of deferred taxation associated to equity investments

(7) For a capital increase.

Part B - Balance Sheet (Continued)

Other information

1. Guarantees and commitments

TRANSACTIONS	12.31.2009	12.31.2008
1) Financial guarantees given to:	40,832,341	36,186,737
a) Banks	34,367,205	30,299,903
b) Customers	6,465,136	5,886,834
2) Commercial guarantees given to:	4,796,827	3,620,606
a) Banks	4,459,413	2,763,985
b) Customers	337,414	856,621
3) Other irrevocable commitments to disburse funds:	20,417,350	18,844,855
a) banks:	7,305,168	14,597,584
i) Usage certain	7,136,718	14,030,791
ii) Usage uncertain	168,450	566,793
b) customers:	13,112,182	4,247,271
i) Usage certain	9,117,751	908,761
ii) Usage uncertain	3,994,431	3,338,510
4) Underlying obligations for credit derivatives: sale of protection	211,166	211,353
5) Assets used to guarantee others' obligations	-	-
6) Other commitments	124	-
Total	66,257,808	58,863,551

2. Assets used to guarantee own liabilities and commitments

PORTFOLIOS	12.31.2009	12.31.2008
1. Financial instruments held for trading	1,172,387	3,624,094
2. Financial instruments measured at fair value	-	-
3. Financial instruments available for sale	1,098,816	750,560
4. Financial instruments held to maturity	719,099	3,676,599
5. Loans and receivables with banks	9,931,213	6,992,712
6. Loans and receivables with customers	6,473	1,669,040
7. Property, plant and equipment	-	-

4. Asset management and trading on behalf of others

TYPE OF SERVICES	12.31.2009	12.31.2008
1. Trading of financial instruments on behalf of third party		
a) Purchases	-	-
1. Settled	-	-
2. Unsettled	-	-
b) Sales	-	-
1. Settled	-	-
2. Unsettled	-	-
2. Segregated accounts		
a) Individual	-	-
b) Collective	-	-
3. Custody and administration of securities		
a) non-proprietary securities on deposit associated with custodian bank transactions (excluding segregated accounts)	-	-
1. Securities issued by the bank preparing the accounts	-	-
2. Other securities	-	-
b) Other non-proprietary securities on deposit (excluding segregated accounts)	330,360	305,099
1. Securities issued by the bank preparing the accounts	-	74
2. Other securities	330,360	305,025
c) Non-proprietary securities deposited with others	322,922	294,885
d) Investment and trading securities deposited with others	128,232,807	95,236,722
4. Other transactions	**266**	**904**

Part C - Income Statement

Part C - Income Statement (amounts in thousands of €)

Section 1 - Interest income and similar revenues - Item 10 and 20

1.1 Interest income and similar revenues: breakdown

ITEMS/TYPE	2009 DEBT SECURITIES	2009 LOANS	2009 OTHER TRANSACTIONS	2009 TOTAL	2008 TOTAL
1. Financial assets held for trading	196,014	-	-	196,014	180,934
2. Available for sale financial assets	168,334	-	-	168,334	161,165
3. Held to maturity investments	158,814	-	-	158,814	203,089
4. Loans and receivables with banks	1,831,428	3,097,344	-	4,928,772	9,761,093
5. Loans and receivables with customers	212,622	699,178	-	911,800	8,858,248
6. Financial assets at fair value through profit or loss	883	-	-	883	1,463
7. Hedging derivatives	X	X	651,658	651,658	-
8. Other assets	X	X	26,100	26,100	102,776
Total	**2,568,095**	**3,796,522**	**677,758**	**7,042,375**	**19,268,768**

1.2-1.5 Interest income (expense) and similar revenues (charges): hedging differentials

ITEMS/TYPE	2009	2008
A. Positive differentials relating to hedging operations	2,729,418	2,049,104
B. Negative differentials relating to hedging operations	(2,077,760)	(2,841,367)
C. Net differentials (A-B)	**651,658**	**(792,263)**

1.3.1 Interest income from financial assets denominated in currency

INTEREST INCOME ON:	2009	2008
a) Assets denominated in currency	90,137	855,511

1.4 Interest expense and similar charges: breakdown

ITEMS/TYPE	2009 DEPOSITS	2009 SECURITIES	2009 OTHER TRANSACTIONS	2009 TOTAL	2008 TOTAL
1. Deposits from Central banks	(86,070)	X	-	(86,070)	(236,773)
2. Deposits from banks	(3,314,797)	X	-	(3,314,797)	(5,862,524)
3. Deposits from customers	(175,784)	X	-	(175,784)	(2,303,834)
4. Debt securities in issue	X	(3,950,750)	-	(3,950,750)	(6,517,203)
5. Financial liabilities held for trading	-	(3,780)	(56,349)	(60,129)	(41,206)
6. Financial liabilities at fair value through profit or loss	-	-	-	-	-
7. Other liabilities and funds	X	X	(42,017)	(42,017)	(89,096)
8. Hedging derivatives	X	X	-	-	(792,263)
Total	**(3,576,651)**	**(3,954,530)**	**(98,366)**	**(7,629,547)**	**(15,842,899)**

1.6.1 Interest expense on liabilities denominated in currency

INTEREST EXPENSE ON:	2009	2008
a) Liabilities denominated in currency	(796,695)	(2,933,517)

Section 2 - Fee and commission income and expense - Item 40 and 50

2.1 Fee and commission income: breakdown

TYPE OF SERVICE/SECTORS	2009	2008
a) guarantees given	51,418	100,837
b) credit derivatives	-	-
c) management, brokerage and consultancy services:	5,577	1,288,435
1. securities trading	-	3,053
2. currency trading	3,257	26,321
3. portfolio management	-	15,040
3.1 individual	-	15,040
3.2 collective	-	-
4. custody and administration of securities	209	24,651
5. custodian bank	45	4,429
6. placement of securities	2	542,914
7. client instructions	-	65,905
8. advisory services	-	69
8.1 related to investments	-	69
8.2 related to financial structure	-	-
9. distribution of third party services	2,064	606,053
9.1 Segregated accounts	10	202,200
9.1.1 individual	10	202,200
9.1.2 collective	-	-
9.2 insurance products	1,660	357,342
9.3 Other products	394	46,511
d) collection and payment services	41,725	384,971
e) securitization servicing	6,277	9,828
f) factoring	-	-
g) tax collection services	-	-
h) management of multilateral trading facilities	-	-
i) management of current accounts	458	685,134
h) other services	15,014	184,496
Total	**120,469**	**2,653,701**

2.2 Fee and commission income by distribution channel

CHANNELS/SECTORS	2009	2008
a) through Group bank branches	**2,066**	**1,164,007**
1. portfolio management	-	15,040
2. placement of securities	2	542,914
3. others' products and services	2,064	606,053
b) off-site	**-**	**-**
1. portfolio management	-	-
2. placement of securities	-	-
3. others' products and services	-	-
c) other distribution channels	**-**	**-**
1. portfolio management	-	-
2. placement of securities	-	-
3. others' products and services	-	-
Total	**2,066**	**1,164,007**

Part C - Income Statement (Continued)

2.3 Fee and commission expense: breakdown

TYPE OF SERVICES/SECTORS	2009	2008
a) guarantees received	(7,827)	(9,653)
b) credit derivatives	(35,833)	(10,211)
c) management, brokerage and consultancy services:	(20,477)	(41,959)
1. securities trading	(451)	(3,039)
2. currency trading	(1,792)	(2,100)
3. segregated accounts:	-	(466)
3.1 own portfolio	-	-
3.2 third party portfolio	-	(466)
4. custody and administration of securities	(18,234)	(26,917)
5. placement of securities	-	(7,894)
6. off-site distribution of securities, products and services	-	(1,543)
d) collection and payment services	(4,764)	(61,766)
e) other services	(5,688)	(64,719)
Total	**(74,589)**	**(188,308)**

Section 3 - Dividend income and similar revenue - Item 70

3.1 Dividend income and similar revenue: breakdown

	2009		2008	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	35	-	1,455	-
B. Available for sale financial assets	40,234	950	60,189	2,003
C. Financial assets at fair value through profit or loss	162	-	102	-
D. Investments	1,282,855	X	2,910,902	X
Total	**1,323,286**	**950**	**2,972,648**	**2,003**

A breakdown of dividends received in 2009 is given below.

Breakdown of dividends by shareholding

	2009
Pioneer Global Asset Management S.p.A.	320,824
UniCredit Corporate Banking S.p.A.	317,000
UniCredit Real Estate Società consortile per azioni (formerly UniCredit Real Estate S.p.A.)	292,600
UniCredit Private Banking S.p.A.	83,538
FinecoBank S.p.A.	72,753
Banco di Sicilia S.p.A.	65,772
UniCredit Banca di Roma S.p.A.	33,192
UniCredit International Bank (Luxembourg) S.A.	30,000
UniCredit Credit Management Bank S.p.A.	27,591
Creditras Vita S.p.A.	24,000
UniCredit Mediocredito Centrale S.p.A.	7,225
Creditras Assicurazioni S.p.A.	3,900
SIA-SSB S.p.A.	1,444
BDR Roma Prima Ireland Ltd	1,267
I-Faber Società per Azioni	886
UniCredit Bancassurance Management & Administration Società consortile a responsabilità limitata (formerly UniCredit Bancassurance Management & Administration s.r.l.)	650
Sofigere Société par Actions Simplifiée	146
Sviluppo Globale GEIE	60
Società Gestione per il Realizzo S.p.A. (in liquidation)	7
Total	**1,282,855**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown

	2009				
TRANSACTIONS/P&L ITEMS	UNREALIZED PROFITS	REALIZED PROFITS	UNREALIZED LOSSES	REALIZED LOSSES	NET PROFIT
1. Financial assets held for trading	**5,491**	**51**	**(17,709)**	**(27,469)**	**(39,636)**
1.1 Debt securities	5,491	51	(17,709)	(27,469)	(39,636)
1.2 Equity instruments	-	-	-	-	-
1.3 Units in investment funds	-	-	-	-	-
1.4 Loans	-	-	-	-	-
1.5 Other	-	-	-	-	-
2. Financial liabilities held for trading	**595**	**-**	**-**	**(149)**	**446**
2.1 Debt securities	595	-	-	(149)	446
2.2 Deposit	-	-	-	-	-
2.3 Other	-	-	-	-	-
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(1,506,426)**
4. Derivatives	**703,690**	**1,560,152**	**(520,079)**	**(1,631,040)**	**1,641,911**
4.1 Financial derivatives:	703,646	1,560,125	(520,079)	(1,630,996)	1,641,884
- on debt securities and interest rates	62,993	850,571	(56,789)	(849,426)	7,349
- on equity securities and share indices	640,631	705,755	(463,268)	(781,340)	101,778
- on currency and gold	X	X	X	X	1,529,188
- other	22	3,799	(22)	(230)	3,569
4.2 Credit derivatives	44	27	-	(44)	27
Total	**709,776**	**1,560,203**	**(537,788)**	**(1,658,658)**	**96,295**

Section 5 - Fair value adjustments in hedge accounting - Item 90

5.1 Fair value adjustments in hedge accounting: breakdown

PROFIT COMPONENT/VALUES	2009	2008
A. Gains on:		
A.1 Fair value hedging instruments	1,430,735	1,619,424
A.2 Hedged asset items (fair value)	346,858	536,920
A.3 Hedged liability items (fair value)	952,395	37,720
A.4 Cash-flow hedges	-	107
A.5 Assets and liabilities denominated in currency	-	-
Total gains on hedging activities (A)	**2,729,988**	**2,194,171**
B. Losses on:		
B.1 Fair value hedging instruments	(1,327,375)	(432,664)
B.2 Hedged asset items (fair value)	(11,626)	(1,129)
B.3 Hedged liability items (fair value)	(1,390,987)	(1,764,084)
B.4 Cash-flow hedges	-	(2,753)
B.5 Assets and liabilities denominated in currency	-	-
Total losses on hedging activities (B)	**(2,729,988)**	**(2,200,630)**
C. Net profit from hedging activities (A - B)	**-**	**(6,459)**

Part C - Income Statement (Continued)

Section 6 - Gains (losses) on disposals/repurchases - Item 100

6.1 Gains and losses on disposals/repurchases: breakdown

ITEMS/P&L ITEMS	2009 GAINS	2009 LOSSES	2009 NET PROFIT	2008 GAINS	2008 LOSSES	2008 NET PROFIT
Financial assets						
1. Loans and receivables with banks	28,869	(26,957)	1,912	8	(78)	(70)
2. Loans and receivables with customers	24,539	(20,534)	4,005	17	(421,799)	(421,782)
3. Available-for-sale financial assets	83,282	(9,440)	73,842	129,666	(34,931)	94,735
3.1 Debt securities	5,648	(1,146)	4,502	13,468	(24,194)	(10,726)
3.2 Equity instruments	67,963	-	67,963	115,976	(9,688)	106,288
3.3 Units in investment funds	9,671	(8,294)	1,377	222	(1,049)	(827)
3.4 Loans	-	-	-	-	-	-
4. Held-to-maturity investments	113	(138)	(25)	-	-	-
Total assets	**136,803**	**(57,069)**	**79,734**	**129,691**	**(456,808)**	**(327,117)**
Financial liabilities						
1. Deposits with banks	-	-	-	-	-	-
2. Deposits with customers	-	-	-	-	-	-
3. Debt securities in issue	25,085	(48,385)	(23,300)	16,076	(9,039)	7,037
Total liabilities	**25,085**	**(48,385)**	**(23,300)**	**16,076**	**(9,039)**	**7,037**

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

7.1 Net change in financial assets and liabilities designated at fair value: breakdown

TRANSACTIONS/P&L ITEMS	2009 UNREALIZED PROFITS	2009 REALIZED PROFITS	2009 UNREALIZED LOSSES	2009 REALIZED LOSSES	2009 NET PROFIT
1. Financial assets	**43,491**	**439**	**-**	**-**	**43,930**
1.1 Debt securities	715	396	-	-	1,111
1.2 Equity securities	1,811	-	-	-	1,811
1.3 Units in investment funds	40,965	43	-	-	41,008
1.4 Loans	-	-	-	-	-
2. Financial liabilities	**-**	**-**	**-**	**-**	**-**
2.1 Debt securities	-		-	-	-
2.2 Deposits from banks	-	-	-	-	-
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	**X**	**X**	**X**	**X**	**-**
4. Credit and financial derivatives	**-**	**-**	**-**	**-**	**-**
Total	43,491	439	-	-	43,930

Section 8 - Impairment losses - Item 130

8.1 Impairment losses on loans: breakdown

TRANSACTIONS / P&L ITEMS	2009								
	WRITE-DOWNS			WRITE-BACKS					
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL	2008 TOTAL
A. Loans and receivables with banks	-	-	(3,374)	-	-	-	926	(2,448)	(476)
- Loans	-	-	(3,374)				926	(2,448)	(476)
- Debt securities	-	-	-	-	-	-	-	-	-
B. Loans and receivables with customers	(566)	(30,002)	(14,510)	2,589	7,526	-	131	(34,832)	173,115
- Loans	(566)	(27,782)	(14,510)	2,589	7,526	-	131	(32,612)	173,115
- Debt securities	-	(2,220)	-	-	-	-	-	(2,220)	-
C. Total	**(566)**	**(30,002)**	**(17,884)**	**2,589**	**7,526**	**-**	**1,057**	**(37,280)**	**172,639**

8.2 Impairment losses on available for sale financial assets: breakdown

TRANSACTIONS / P&L ITEMS	2009					
	WRITE-DOWNS		WRITE-BACKS			
	SPECIFIC		SPECIFIC			
	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL	2008 TOTAL
A. Debt securities	-	-	-	-	-	-
B. Equity instruments	-	(109,679)	X	X	(109,679)	(568,537)
C. Units in investment funds	-	(46,518)	X	-	(46,518)	(403)
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
F. Total	**-**	**(156,197)**	**-**	**-**	**(156,197)**	**(568,940)**

8.3 Impairment losses on held-to-maturity investments: breakdown

TRANSACTIONS / P&L ITEMS	2009								
	WRITE-DOWNS			WRITE-BACKS					
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL	2008 TOTAL
A. Debt securities	-	-	-	-	-	-		-	20
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**20**

8.4 Impairment losses on other financial transactions: breakdown

TRANSACTIONS / P&L ITEMS	2009								
	WRITE-DOWNS			WRITE-BACKS					
	SPECIFIC			SPECIFIC		PORTFOLIO			
	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL	2008 TOTAL
A. Guarantees given	-	(52,400)	(625)		938	-	1,939	(50,148)	(36,242)
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	-	-	-	-	-	-	-	-
D. Other transactions	-	-	-	-	-	-	-	-	-
E. Total	**-**	**(52,400)**	**(625)**	**-**	**938**	**-**	**1,939**	**(50,148)**	**(36,242)**

Columns "Write-backs - interest" in tables 8.1, 8.2, 8.3 and 8.4 disclose any increases in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Part C - Income Statement (Continued)

Section 9 - Administrative costs - Item 150

9.1 Payroll: breakdown

TYPE OF EXPENSE	2009	2008
1) Employees	**(561,320)**	**(3,079,675)**
a) Wages and salaries	(313,208)	(2,003,235)
b) Social charges	(59,209)	(536,969)
c) Severance pay	(33,248)	(121,888)
d) Social security costs	-	-
e) Allocation to employee severance pay provision	(4,359)	(61,445)
f) Provision for retirement payments and similar provisions:	(44,730)	(45,672)
- defined contribution	(1,001)	(3,143)
- defined benefit	(43,729)	(42,529)
g) Payments to external pension funds:	(10,481)	(93,681)
- defined contribution	(10,481)	(63,276)
- defined benefit	-	(30,405)
h) Costs related to share-based payments	(37,876)	(30,636)
i) Other employee benefits	(58,209)	(186,149)
2) Other staff in activity	**(17,069)**	**(23,572)**
3) Directors and Statutory auditors	**(6,859)**	**(11,705)**
4) Early retirement	**-**	**-**
5) Recoveries of payments for second employees to other companies	**60,109**	**168,358**
6) Refund of expensives for employees seconded to the company	**(42,113)**	**(66,824)**
Total	(567,252)	(3,013,418)

9.2 Average number of employees by category

STAFF AVERAGE NUMBER	2009	2008
a) Employees	**3,752**	**3,095**
1) Senior managers	469	400
2) Managers	2,045	1,630
3) Remaining staff	1,238	1,065
b) Other staff	**644**	**365**
Total	4,396	3,460

9.3 Defined benefit company pension funds: total cost

PENSION AND SIMILAR FUNDS ALLOWANCES - WITH DEFINED BENEFITS	2009	2008
Current service cost	(1,744)	(2,137)
Interest cost	(44,754)	(45,038)
Expected return on plan assets	1,855	2,253
Net actuarial gain/loss recognized in year	914	2,393
Past service cost	-	-
Gains/losses on curtailments and settlements	-	-
Total	(43,729)	(42,529)

9.5 Other administrative expense: breakdown

ITEMS	2009	2008
1) Indirect taxes and duties	**(6,100)**	**(251,159)**
2) Miscellaneous costs and expenses	**(531,889)**	**(2,241,309)**
Advertising marketing and comunication	**(61,226)**	**(103,426)**
- advertaising - campaigns & media	(4,407)	(33,248)
- advertising - point of sale communication & direct marketing	(1,751)	(6,716)
- advertising - promotional expenses	(385)	(2,684)
- advertising - market and comunication rsearches	(3,376)	(12,693)
- sponsorship	(41,349)	(21,089)
- entertainment and other expenses	(8,473)	(16,656)
- convention and internal communications	(1,485)	(10,340)
Expenses related to credit risk	**(38,626)**	**(140,260)**
- legal expenses to credit recovery	(14,591)	(52,676)
- credit information and inquiries	(166)	(22,722)
- credit recovery services	(23,869)	(64,862)
Expenses related to personnel	**(57,091)**	**(118,547)**
- personnel area services	(1,657)	(8,930)
- personnel training & recruiting	(9,080)	(25,774)
- travel expenses and car rentals	(31,501)	(64,607)
- premises rentals for personnel	(14,853)	(19,167)
- expenses for personnel financial advisors	-	(69)
Information comunication tecnology expenses	**(114,698)**	**(646,810)**
- lease of ICT equipment and software	(839)	(3,516)
- supply of small IT items	(60)	(517)
- ICT consumables (ICT)	(194)	(1,087)
- telephone, swift & data transmission (ICT)	(5,793)	(24,259)
- ICT service	(101,433)	(594,900)
- financial information providers	(6,193)	(13,767)
- repair and maintenance of ICT equipment	(186)	(8,764)
Consulting and professionals services	**(105,806)**	**(128,215)**
- technical consulting	(36,872)	(58,039)
- professional services	(5,238)	(6,713)
- management consulting	(28,752)	(22,746)
- legal and notarial expenses	(34,944)	(40,717)
Real estate expenses	**(63,654)**	**(576,389)**
- internal and external surveillance of premises	(2,081)	(32,282)
- real estate services	(3,546)	(241,562)
- cleaning of premises	(2,160)	(16,888)
- repair and mainteneance of forniture, machinery, equipment	(1,964)	(24,342)
- maintenece of premises	(700)	(2,212)
- premises rentals	(48,543)	(221,758)
- utilities	(4,660)	(37,345)
Other administrative expenses	**(90,788)**	**(527,662)**
- insurance	(15,946)	(62,107)
- office equipment rentals	(433)	(1,915)
- postage	(1,618)	(44,030)
- printing and stationery	(641)	(15,671)
- administrative services	(50,714)	(308,033)
- logistic services	(3,654)	(13,779)
- bank front office services	-	(11,220)
- trasport of documents	(921)	(29,190)
- supply of small office items	(1,210)	(11,420)
- donations	(3,082)	(4,300)
- association dues and fees	(6,745)	(13,787)
- other expenses	(5,824)	(12,210)
Total	**(537,989)**	**(2,492,468)**

Part C - Income Statement (Continued)

Section 10 - Provisions for risks and charges - Item 160

10.1 Net provisions for risks and charges: breakdown

ITEMS/COMPONENTS	2009 PROVISIONS	2009 REALLOCATION SURPLUS	2009 TOTAL	2008 TOTAL
1. Other provisions				
1.1 Legal disputes	(66,844)	40,734	(26,110)	(192,983)
1.2 Staff costs	-	-	-	-
1.3 Other	(106,299)	26,081	(80,218)	(208,897)
Total	**(173,143)**	**66,815**	**(106,328)**	**(401,880)**

Section 11 - Impairments/write-backs on property, plant and equipment - Item 170

11.1 Impairment on property, plant and equipment: breakdown

ASSETS/P&L ITEMS	2009 DEPRECIATION (A)	2009 IMPAIRMENT LOSSES (B)	2009 WRITE-BACKS (C)	NET PROFIT (A + B –C)
A. Property, plant and equipment				
A.1 Owned	(5,217)	-	-	(5,217)
- for operational use	(5,217)		-	(5,217)
- for investment		-	-	-
A.2 Finance leases	-	-	-	-
- for operational use	-	-	-	-
- for investment	-	-	-	-
Total	**(5,217)**	**-**	**-**	**(5,217)**

Section 12 - Impairments/write-backs on intangible assets - Item 180

12.1 Impairment on intangible assets: breakdown

ASSETS/P&L ITEMS	2009 DEPRECIATION (A)	2009 IMPAIRMENT LOSSES (B)	2009 WRITE-BACKS (C)	NET PROFIT (A + B –C)
A. Intangible assets				
A.1 Owned	(2,697)	-	-	(2,697)
- generated internally by the company	-	-	-	-
- other	(2,697)	-	-	(2,697)
A.2 Finance leases	-	-	-	-
Total	**(2,697)**	**-**	**-**	**(2,697)**

Section 13 - Other net operating income - Item 190

13.1 Other operating expense: breakdown

	2009	2008
Impairment losses on leasehold improvements (on non-separable assets)	(4,728)	(45,184)
Other costs related to the squeeze-out of BA-CA	-	(53,085)
Other costs related to the transfer to "Fondo depositi dormienti" (L. 266/2005 - D.P.R. 116/2007 as updated)	(6,397)	(66,263)
Other	(29,195)	(93,355)
Total	**(40,320)**	**(257,887)**

13.2 Other operating income: breakdown

	2009	2008
Recovery of costs	73,411	347,987
Revenues for administrative services	152,004	76,335
Other Revenues	19,044	50,389
Total	**244,459**	**474,711**

Section 14 - Profit (Loss) of associates - Item 210

14.1 Profit (Loss) of associates: breakdown

P&L ITEMS	2009	2008
A. Income	**3,250**	**317,258**
1. Revaluations	-	-
2. Gains on disposal	3,250	281,241
3. Write-backs	-	36,017
4. Other positive changes	-	-
B. Expense	**(125,814)**	**(130,073)**
1. Write-downs	-	-
2. Impairment losses	(125,814)	(28,992)
3. Losses on disposal	-	(101,081)
4. Other negative changes	-	-
Net gains (losses)	**(122,564)**	**187,185**

Section 15 - Net gains (losses) on property, plant and equipment and intangible assets measured at fair value - Item 220

No data to be disclosed in this section.

Section 16 - Impairment of goodwill - Item 230

No data to be disclosed in this section.

Section 17 - Gains (losses) on disposal of investments - Item 240

17.1 Gains and losses on disposal of investments: breakdown

P&L ITEMS	2009	2008
A. Property	**(40)**	**1,150**
- Gains on disposal	-	1,150
- Losses on disposal	(40)	-
B. Other assets	**66**	**203**
- Gains on disposal	78	304
- Losses on disposal	(12)	(101)
Net gains (losses)	**26**	**1,353**

Part C - Income Statement (Continued)

Section 18 - Tax expense (income) related to profit or loss from continuing operations - Item 260

18.1 Tax expense (income) related to profit or loss from continuing operations: breakdown

P&L ITEMS	2009	2008
1. Current tax (+/-)	459,772	(1,270,454)
2. Adjustment to current tax of prior years (+/-)	137,554	158,856
3. Reduction of current tax for the year (+)	-	-
4. Changes to deferred tax assets (+/-)	(658,176)	1,986,978
5. Changes to deferred tax liabilties (+/-)	513,755	182,259
Tax for the year	**452,905**	**1,057,639**

2008 values include the positive net effect by the fiscal release of the Goodwill, as already stated in the Report on Operations.

18.2 Reconciliation of theoretical tax charge to actual tax charge

	2009	2008
TOTAL PROFIT OR LOSS BEFORE TAX FROM CONTINUING OPERATIONS (item 250)	(401,904)	2,223,448
Theoretical tax rate	27,5%	27,5%
Theoretical tax	110,524	(611,448)
1. Different tax rates	-	-
2. Non-taxable income - continuing differences	481,335	864,613
3. Non-tax-deductible expenses - continuing differences	(143,393)	(336,746)
4. Italian regional tax on production	-	(35,000)
5. Prior years and changes in tax rates	(710)	(215,795)
a) effects on current tax	-	158,856
- losses carried forward	-	-
- other previous year effects		158,856
b) effects on deferred tax	(710)	(374,651)
- changes in tax rates	-	-
- new tax levied (+) previous tax removed (-)	-	-
- other previous year effects	(710)	(374,651)
6. Valuation adjustments and non-recognition of deferred taxes	-	2,426,162
- write-downs on deferred tax assets	-	-
- recognition of deferred tax assets	-	2,379,156
- non-recognition of deferred tax assets	-	-
- non-recognition of deferred tax assets/liabilities under IAS 12.39 and 12.44	-	-
- other	-	47,006
7. Amortization of goodwill	-	-
8. Non-taxable foreign income	12,401	432,188
9. Withholding tax	-	(1,411,285)
10. Other differences	(7,252)	(55,050)
Tax entered to profit or loss	**452,905**	**1,057,639**

Section 19 - Gains (Losses) on groups of assets held for sale, net of tax - Item 280

No data to be disclosed in this section.

Section 20 - Other information

No information to be disclosed in this section.

Section 21 - Earnings per share

Earnings per share

	2009	2008
Net profit (thousands of euros) [1]	(80,077)	3,281,087
Average number of outstanding shares [2]	15,810,771,546	15,642,228,959
Average number of potential dilutive shares	8,579,747	10,058,850
Average number of diluted shares	15,819,351,293	15,652,287,809
Earnings per share (€)	**-0.005**	**0.210**
Diluted earnings per share (€)	**-0.005**	**0.210**

(1) The 2009 net profit of €51,001k decreased of €131,078k, according to payments debited to net equity and due under own shares contract of usufrutto stipulated within Cashes transaction.

(2) Net of the average number of own shares (2009 figures are net of further 967,564,061 shares retained under usufrutto contract); has been incremented by the new shares issued in consequence of free capital increase pursuant to section 2442 of the Civil Code approved by the Extraordinary Shareholders meeting on April 29, 2009. In case of bonus issue, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented (IAS 33, § 28).

Part D - Comprehensive Income

Part D - Comprehensive Income (amounts in thousands of €)

Analytical Statement of Comprehensive Income

ITEMS	BEFORE TAX EFFECTS	TAX EFFECTS	AFTER TAX EFFECTS
10. Net Profit (Loss)	X	X	51,001
Other comprehensive income			
20. Available-for-sale financial assets	314,810	(73,420)	241,390
a) fair value changes	225,809	(44,925)	180,884
b) reclassifications through profit or loss	43,268	(15,469)	27,799
- due to impairment	52,161	(14,327)	37,834
- following disposal	(8,893)	(1,142)	(10,035)
c) other variations	45,733	(13,026)	32,707
30. Property, plant and equipment	-	-	-
40. Intangible assets	-	-	-
50. Hedges of foreign investments:	-	-	-
a) fair value changes	-	-	-
b) reclassifications through profit or loss	-	-	-
c) other variations	-	-	-
60. Cash flow hedges:	(68,685)	18,888	(49,797)
a) fair value changes	(68,685)	18,888	(49,797)
b) reclassifications through profit or loss	-	-	-
c) other variations	-	-	-
70. Exchange differences:	-	-	-
a) fair value changes	-	-	-
b) reclassifications through profit or loss	-	-	-
c) other variations	-	-	-
80. Non-current assets classified held for sale	-	-	-
a) fair value changes	-	-	-
b) reclassifications through profit or loss	-	-	-
c) other variations	-	-	-
90. Actuarial gains (losses) on definited benefit plans	-	-	-
100. Changes in valuation reserve pertaining to equity method investments:	-	-	-
a) fair value changes	-	-	-
b) reclassifications through profit or loss	-	-	-
- due to impairment	-	-	-
- following disposal	-	-	-
c) other variations	-	-	-
110. Other comprehensive income	246,125	(54,532)	191,593
120. Comprehensive income (Item 10+110)			242,594

Part E - Risks and Hedging Policies

Part E - Risks and Hedging Policies (amounts in thousands of €)

This part of the Notes to the Accounts provides quantitative information on risks in respect of UniCredit S.pA. Qualitative information on risk management and monitoring is provided in Part E of the Notes to the Consolidated Accounts.

Section 1 - Credit risk

QUANTITATIVE INFORMATION

A. CREDIT QUALITY

A.1 IMPAIRED AND PERFORMING LOANS: AMOUNTS, WRITEDOWNS, CHANGES, ECONOMIC AND GEOGRAPHICAL DISTRIBUTION

Part A.1 does not include equity instruments or UCITS shares.

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURE	PAST-DUE	OTHER ASSETS	TOTAL
1. Financial assets held for trading	-	-	-	-	6,351,495	6,351,495
2. Available-for-sale financial assets	-	-	-	-	8,235,046	8,235,046
3. Held-to-maturity investments	-	-	-	-	4,058,611	4,058,611
4. Loans and receivables with banks		-	-	-	203,963,078	203,963,078
5. Loans and receivables with customers	100,812	99,662	-	-	51,464,897	51,665,371
6. Financial assets at fair value through profit or loss	-	-	-	-	13,549	13,549
7. Financial assets classified as held for sale	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	-	4,202,838	4,202,838
Total as at 12.31.2009	**100,812**	**99,662**	**-**	**-**	**278,289,514**	**278,489,988**
Total as at 12.31.2008	**149,049**	**91,750**	**53**	**-**	**264,287,486**	**264,528,338**

A.1.2 Breakdown of financial assets by portfolio and credit quality (gross and net value)

	IMPAIRED ASSETS			OTHER ASSETS			
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITE DOWNS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
1. Financial assets held for trading	-	-	-	X	X	6,351,495	6,351,495
2. Available-for-sale financial assets	-	-	-	8,235,046	-	8,235,046	8,235,046
3. Held-to-maturity investments	-	-	-	4,058,611	-	4,058,611	4,058,611
4. Loans and receivables with banks	28	(28)	-	203,966,720	(3,642)	203,963,078	203,963,078
5. Loans and receivables with customers	637,920	(437,446)	200,474	51,669,837	(204,940)	51,464,897	51,665,371
6. Financial assets at fair value through profit or loss	-	-	-	X	X	13,549	13,549
7. Financial assets classified as held for sale	-	-	-	-	-	-	-
8. Hedging derivatives	-	-	-	X	X	4,202,838	4,202,838
Total as at 12.31.2009	**637,948**	**(437,474)**	**200,474**	**267,930,214**	**(208,582)**	**278,289,514**	**278,489,988**
Total as at 12.31.2008	**648,130**	**(407,278)**	**240,852**	**264,330,753**	**(43,267)**	**264,287,486**	**264,528,338**

A.1.3 On-balance and off-balance sheet exposure to banks: gross and net values

EXPOSURE TYPE / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITE DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. On-balance-sheet exposure				
a) Non-performing loans	28	(28)	X	-
b) Doubtful loans	-	-	X	-
c) Restructured exposure	-	-	X	-
d) Past due	-	-	-	-
e) Other assets	205,232,746	X	(3,642)	205,229,104
Total A	**205,232,774**	**(28)**	**(3,642)**	**205,229,104**
B. Off-balance-sheet exposure				
a) Impaired	-	-	-	-
b) Other	51,076,664	X	(5,700)	51,070,964
Total B	**51,076,664**	**-**	**(5,700)**	**51,070,964**
Total A+B	**256,309,438**	**(28)**	**(9,342)**	**256,300,068**

On-balance sheet exposures include all balance-sheet assets, including held-for-trading, available-for-sale, held-to-maturity assets, loans, assets at fair value through profit or loss and assets held for sale.
Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.
The gross exposure of credit derivatives for which protection has been sold corresponds to (i) the sum of the face value and the positive fair value in respect of total rate of return swaps, (ii) to positive fair value in respect of credit spread swaps and (iii) to the notional value in respect of credit default products and credit linked notes.

A.1.4 Balance-sheet exposure to banks: gross change in impaired exposures

SOURCE / CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURE	PAST-DUE
A. Opening balance	**4,427**	**-**	**-**	**-**
- of which: Sold and not derecognised	-	-	-	-
B. Increases	**-**	**-**	**-**	**-**
B.1 Transfers from performing loans	-	-	-	-
B.2 Transfers to other impaired exposure	-	-	-	-
B.3 Other increases	-	-	-	-
C. Reductions	**4,399**	**-**	**-**	**-**
C.1 Transfers to performing loans	-	-	-	-
C.2 Derecognised items	-	-	-	-
C.3 Recoveries	-	-	-	-
C.4 Sales proceeds	-	-	-	-
C.5 Transfers to other impaired exposure	-	-	-	-
C.6 Other reductions	4,399	-	-	-
D. Closing balance	**28**	**-**	**-**	**-**
- of which: Sold and not derecognised	-	-	-	-

A.1.5 Balance-sheet exposure to banks: change in overall impairments

SOURCE / CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURE	PAST-DUE
A.1 Opening balance	**3,987**	**-**	**-**	**-**
- of which: Sold and not derecognised	-	-	-	-
B. Increases	**-**	**-**	**-**	**-**
B.1 Writedowns	-	-	-	-
B.2 Transfers from other impaired exposure	-	-	-	-
B.3 Other increases	-	-	-	-
C. Reductions	**3,959**	**-**	**-**	**-**
C.1 Transfers to performing loans	-	-	-	-
C.2 Write-backs from recoveries	-	-	-	-
C.3 Write-offs	-	-	-	-
C.4 Transfers to other impaired exposure	-	-	-	-
C.5 Other reductions	3,959	-	-	-
D. Final gross writedowns	**28**	**-**	**-**	**-**
- of which: Sold and not derecognised	-	-	-	-

Part E - Risks and Hedging Policies (Continued)

A.1.6 Balance-sheet and off-balance sheet exposure to customers: gross and net values

EXPOSURE TYPE / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance-sheet exposure				
a) Non-performing loans	479,694	(378,882)	X	100,812
b) Doubtful loans	156,830	(57,168)	X	99,662
c) Restructured exposure	349	(349)	X	-
d) Past due	1,047	(1,047)	X	-
e) Other assets	66,197,320	X	(204,940)	65,992,380
Total A	**66,835,240**	**(437,446)**	**(204,940)**	**66,192,854**
B. Off-balance-sheet exposure				
a) Impaired	18,665	(1,675)	X	16,990
b) Other	22,775,132	X	(537,248)	22,237,884
Total B	**22,793,797**	**(1,675)**	**(537,248)**	**22,254,874**
Total A+B	89,629,037	(439,121)	(742,188)	88,447,728

On-balance sheet exposures include all balance-sheet assets, including held-for-trading, available-for-sale, held-to-maturity assets, loans, assets at fair value through profit or loss and assets held for sale.
Off-balance sheet exposure comprises guarantees given, commitments and derivatives regardless of each transaction's classification category.
The gross exposure of credit derivatives for which protection has been sold corresponds to (i) the sum of the face value and the positive fair value in respect of total rate of return swaps, (ii) to positive fair value in respect of credit spread swaps and (iii) to the notional value in respect of credit default products and credit linked notes.

A.1.7 Balance-sheet exposure to customers: gross change in impaired exposure subject to country risk

SOURCE/CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE
A. Opening balance - gross exposure	504,140	138,000	479	1.084
- Sold not derecognised	-	-	-	-
B. Increases	58,612	18,846	-	-
B.1 Transfers from performing loans	5,729	16,000	-	-
B.2 Transfers from other impaired exposures	-	-	-	-
B.3 Other increases	52,883	2,846	-	-
C. Reductions	83,058	16	130	37
C.1 Transfers to performing loans	6,563	-	7	-
C.2 Derecognised items	23,491	-	-	-
C.3 Recoveries	51,815	-	123	-
C.4 Sales proceeds	-	-	-	-
C.5 Transfers to other impaired exposures	-	-	-	-
C.6 Other reductions	1,189	16	-	37
D. Closing balance gross exposure	479,694	156,830	349	1,047
- Sold not derecognised	-	-	-	-

A.1.8 Balance-sheet exposure to customers: changes in overall impairment

SOURCE/CATEGORIES	NON - PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST-DUE
A. Opening gross writedowns	355,531	46,250	426	1,084
- Sold not derecognised	-	-	-	-
B. Increases	54,273	11,420	-	-
B.1 Writedowns	26,399	11,420	-	-
B.2 Transfers from other impaired exposure	-	-	-	-
B.3 Other increases	27,874	-	-	-
C. Reductions	30,922	502	77	37
C.1 Transfers to performing loans	2,092	497	-	-
C.2 Write-backs from recoveries	4,498	-	77	-
C.3 Write-offs	23,491	-	-	-
C.4 Transfers to other impaired exposure	-	-	-	-
C.5 Other reductions	841	5	-	37
D. Closing gross writedowns	378,882	57,168	349	1,047
- Sold not derecognised	-	-	-	-

A.2 Breakdown of exposures according to external and internal ratings

A.2.1 Balance-sheet and off-balance sheet exposure by external rating class (book values)

	EXTERNAL RATING CLASSES							
EXPOSURES	CLASS 1	CLASS 2	CLASS 3	CLASS 4	CLASS 5	CLASS 6	NO RATING	TOTAL
A. On-balance-sheet exposures	1,388,730	209,345,659	173,868	212,709	126,406	201,011	59,973,575	271,421,958
B. Derivative contracts	304,355	4,215,913	-	-	-	-	2,758,928	7,279,196
B.1 Financial derivative contracts	304,355	4,215,913	-	-	-	-	2,547,685	7,067,953
B.2 Credit derivatives	-	-	-	-	-	-	211,243	211,243
C. Guarantees given	272,864	18,718,545	827,347	900,186	32,785	17,685	24,859,756	45,629,168
D. Otfher commitments to disburse funds	59,287	673,553	50	89,321	-	-	19,595,263	20,417,474
Total	2,025,236	232,953,670	1,001,265	1,202,216	159,191	218,696	107,187,522	344,747,796

Impaired assets are included in "Class 6".

The table details on- and off-balance sheet credits granted to counterparties rated by external rating agencies, which provide brief assessments of the creditworthiness of different classes of borrowers such as Sovereigns, Banks, Public Entities, Insurance Companies and (usually large) Enterprises.

The table refers to classification of 262/2005 Bank of Italy Circular - 1st update of November 18, 2009; then it provides, for external ratings, 6 classes of creditworthiness.

Rating Agency utilized for compile the table are: Moody's, S&Ps e Fitch.

In the case when more than one agency rating is available, the most prudential rating is assigned.

The "Investment Grade" area (from Class 1 to Class 3), particularly the first two sections (Class 1 and Class 2), comprises nearly all externally rated exposures, since the corresponding counterparties are mainly banks.

Unrated exposures, i.e. those with no external rating, were 31% of the portfolio.

A.2.2 Balance-sheet and off-balance sheet exposure by internal rating class (book values)

	INTERNAL RATING CLASSES					
EXPOSURES	1	2	3	4	5	6
A. On-balance-sheet exposures	107,205,650	83,225,131	856,927	894,619	117,981	87,742
B. Derivative contracts	807,141	437,367	71,708	3,550,685	16,059	-
B.1 Financial derivative contracts	807,141	437,367	71,708	3,550,608	16,059	-
B.2 Credit derivatives	-	-	-	77	-	-
C. Guarantees given	28,813,878	6,434,723	822,807	258,296	812,485	306,137
D. Otfher commitments to disburse funds	6,759,542	746,442	71,912	70,554	168,698	-
Total	143,586,211	90,843,663	1,823,354	4,774,154	1,115,223	393,879

A.2.2 Balance-sheet and off-balance sheet exposure by internal rating class (book values)

	INTERNAL RATING CLASSES						
EXPOSURES	7	8	9	10	IMPAIRED ASSETS	NO RATING	TOTAL
A. On-balance-sheet exposures	169,722	107,153	20,886	13,470	200,474	78,522,203	271,421,958
B. Derivative contracts	683	-	-	-	-	2,395,553	7,279,196
B.1 Financial derivative contracts	-	-		-	-	2,185,070	7,067,953
B.2 Credit derivatives	683	-	-	-	-	210,483	211,243
C. Guarantees given	1,294,389	109,246	20,239	127,627	16,990	6,612,351	45,629,168
D. Otfher commitments to disburse funds	87,921	-	-	-	-	12,512,405	20,417,474
Total	1,552,715	216,399	41,125	141,097	217,464	100,042,512	344,747,796

Part E - Risks and Hedging Policies (Continued)

INTERNAL CLASSES	PD RANGE
1	0 <= PD <= 0.0004
2	0.0004 < PD <= 0.0010
3	0.0010 < PD <= 0.0022
4	0.0022 < PD <= 0.0049
5	0.0049 < PD <= 0.0089
6	0.0089 < PD <= 0.0133
7	0.0133 < PD <= 0.0198
8	0.0198 < PD <= 0.0360
9	0.0360 < PD <= 0.1192
10	0.1192 < PD

The table contains on- and off-balance sheet exposures grouped according to the counterparties' internal rating.
Ratings are assigned to individual counterparties using Group banks' internally-developed models included in their credit risk management processes.
The internal models validated by the regulators are 'Group-wide' (e.g. for Banks, Multinationals and Sovereigns).

The different rating scales of these models are mapped in a single master-scale of 10 classes (illustrated in the table above) based on Probability of Default (PD).

Almost all internally-rated exposures were investment grade (classes 1 to 4), while exposures towards unrated counterparties were 29% of the total.
No rating is assigned to these counterparties as they belong to a segment not yet covered by the models or still in the roll-out phase.
Internal Rating are used for Capital Requirements calculation. UniCredit S.p.A. was authorized for the IRB approach from Bank of Italy.

A.3 Breakdown of secured exposures by type of guarantee

A.3.1 Secured on balance-sheet exposures to banks and customers

		COLLATERALS (1)			PERSONAL GUARANTEES (2)									
					CREDIT DERIVATIVES					LOAN GUARANTEES				
						OTHER CREDIT DERIVATIVES								
	NET EXPOSURE	PROPERTY	SECURITIES	OTHER ASSETS	CREDIT LINK NOTES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1) + (2)
1. Secured credit exposures to banks:														
1.1 totally secured	105,035	-	-	105,035	-	-	-	-	-	-	-	-	-	105,035
- of which: impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-
1.2. partially secured	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- of which: impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2. Secured credit exposures to customers:														
2.1. totally secured	87,188	-	87,188	-	-	-	-	-	-	-	-	-	-	87,188
- of which: impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. partially secured	2,000	-	-	-	-	-	-	-	-	-	-	1,000	-	1,000
- of which: impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-

A.3.2 Secured off-balance-sheet exposures to banks and customers

	NET EXPOSURE	COLLATERALS (1)			PERSONAL GUARANTEES (2)									TOTAL (1) + (2)
					CREDIT DERIVATIVES					LOAN GUARANTEES				
						OTHER CREDIT DERIVATIVES								
		PROPERTY	SECURITIES	OTHER ASSETS	CREDIT LINK NOTES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	
1. Secured credit exposures to banks:														
1.1 totally secured	64,379	-	3,421	-	-	-	-	-	-	-	-	-	60,958	64,379
- of which: impaired	*60,958*	-	-	-	-	-	-	-	-	-	-	-	*60,958*	*60,958*
1.2. partially secured	47,730	-	19,300	-	-	-	-	-	-	-	-	-	2,168	21,468
- of which: impaired	*2,771*	-	-	-	-	-	-	-	-	-	-	-	*2,168*	*2,168*
2. Secured credit exposures to customers:														
2.1. totally secured	952	-	-	952	-	-	-	-	-	-	-	-	-	952
- of which: impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. partially secured	4,639	-	-	2,146	-	-	-	-	-	-	-	-	-	2,146
- of which: impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-

The amount shown in the "Amount of the Exposure", in tables A.3.1. and A.3.2, column is the net exposure.
Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

B. DISTRIBUTION AND CONCENTRATION OF LOANS

B.1 Breakdown of balance-sheet and off-balance-sheet exposures to customers by main business sector

EXPOSURES / COUNTERPARTIES	GOVERNMENTS			OTHER PUBLIC ENTITIES			FINANCIAL COMPANIES		
	NET EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS
A. Balance Sheet exposures									
A.1 Non-performing loans	-	-	X	-	(445)	X	379	(45,058)	X
A.2 Doubtful loans	-	-	X	78,447	(48,734)	X	-	-	X
A.3 Restructured exposures	-	-	X	-	-	X	-	-	X
A.4 Past-due loans	-	-	X	-	(1,047)	X	-	-	X
A.5 Other exposures	14,394,038	X	-	37,903	X	(1,226)	48,066,439	X	(175,607)
Total A	**14,394,038**	**-**	**-**	**116,350**	**(50,226)**	**(1,226)**	**48,066,818**	**(45,058)**	**(175,607)**
B. Off-balance sheet exposures									
B.1 Non-performing loans	-	-	X	-	-	X	-	-	X
B.2 Doubtful loans	-	-	X	16,990	(1,675)	X	-	-	X
B.3 Other impaired assets	-	-	X	-	-	X	-	-	X
B.4 Other exposures	-	X	-	497,284	X	-	16,456,656	X	(535,538)
Total B	**-**	**-**	**-**	**514,274**	**(1,675)**	**-**	**16,456,656**	**-**	**(535,538)**
Total 12.31.2009	**14,394,038**	**-**	**-**	**630,624**	**(51,901)**	**(1,226)**	**64,523,474**	**(45,058)**	**(711,145)**
Total 12.31.2008	**11,679,494**	**-**	**(54)**	**137,902**	**(41,498)**	**(14)**	**38,630,984**	**(36,278)**	**(518,533)**

Part E - Risks and Hedging Policies (Continued)

B.1 Breakdown of balance-sheet and off-balance-sheet exposures to customers by main business sector continued

EXPOSURES / COUNTERPARTIES	INSURANCE COMPANIES			NON-FINANCIAL COMPANIES			OTHER BORROWERS		
	NET EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS
A. Balance Sheet exposures									
A.1 Non-performing loans	-	-	X	92,200	(314,070)	X	8,233	(19,308)	X
A.2 Doubtful loans	-	-	X	21,215	(8,434)	X	-	-	X
A.3 Restructured exposures	-	-	X	-	(349)	X	-	-	X
A.4 Past-due loans	-	-	X	-	-	X	-	-	X
A.5 Other exposures	162,414	X	(49)	3,277,935	X	(27,373)	53,651	X	(686)
Total A	**162,414**	**-**	**(49)**	**3,391,350**	**(322,853)**	**(27,373)**	**61,884**	**(19,308)**	**(686)**
B. Off-balance sheet exposures									
B.1 Non-performing loans	-	-	X	-	-	X	-	-	X
B.2 Doubtful loans	-	-	X	-	-	X	-	-	X
B.3 Other impaired assets	-	-	X	-	-	X	-	-	X
B.4 Other exposures	1,979	X	-	4,321,854	X	-	960,110	X	(1,710)
Total B	**1,979**	**-**	**-**	**4,321,854**	**-**	**-**	**960,110**	**-**	**(1,710)**
Total 12.31.2009	**164,393**	**-**	**(49)**	**7,713,204**	**(322,853)**	**(27,373)**	**1,021,994**	**(19,308)**	**(2,396)**
Total 12.31.2008	**49,850**	**-**	**(47)**	**9,272,989**	**(327,372)**	**(27,845)**	**979,869**	**(790)**	**(1,997)**

B.2 Breakdown of balance-sheet and off-balance-sheet exposures to customers by area

EXPOSURES / GEOGRAPHICAL AREAS	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS
A. Balance Sheet exposure										
A.1 Non-performing loans	98,377	(348,133)	571	(16,126)	22	(4,092)	1,267	(9,718)	575	(813)
A.2 Doubtful loans	78,447	(48,734)	21,160	(8,307)	-	-	-	-	56	(128)
A.3 Restructured exposures	-	-	-	(349)	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	61,308,229	(170,734)	3,664,529	(18,893)	752,840	(11,186)	191,818	(2,907)	74,965	(1,220)
Total A	**61,485,053**	**(567,601)**	**3,686,260**	**(43,675)**	**752,862**	**(15,278)**	**193,085**	**(12,625)**	**75,596**	**(2,161)**
B. Off-balance sheet exposure										
B.1 Non-performing loans	-	-	-	-		-	-	-	-	-
B.2 Doubtful loans	16,990	(1,675)	-	-	-	-			-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	16,770,488	(537,248)	3,447,428	-	1,816,853	-	200,677	-	-	-
Total B	**16,787,478**	**(538,923)**	**3,447,428**	**-**	**1,816,853**	**-**	**200,677**	**-**	**-**	**-**
Total 12.31.2009	**78,272,531**	**(1,106,524)**	**7,133,688**	**(43,675)**	**2,569,715**	**(15,278)**	**393,762**	**(12,625)**	**75,596**	**(2,161)**
Total 12.31.2008	**47,784,557**	**(865,992)**	**7,601,905**	**(49,725)**	**3,920,203**	**(29,738)**	**426,383**	**(7,987)**	**68,805**	**(986)**

B.3 Breakdown of balance-sheet and off-balance-sheet exposures to banks by area

EXPOSURES / GEOGRAPHIC AREAS	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS
A. Balance Sheet exposure										
A.1 Non-performing loans	-	-	-	-	-	(28)	-	-	-	-
A.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
A.3 Restructured exposure	-	-	-	-	-	-	-	-	-	-
A.4 Past-due loans	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	188,187,216	-	15,866,148	-	668,565	(1,650)	418,218	(1,991)	88,958	-
Total A	**188,187,216**	**-**	**15,866,148**	**-**	**668,565**	**(1,678)**	**418,218**	**(1,991)**	**88,958**	**-**
B. Off-balance sheet exposure										
B.1 Non-performing loans	-	-	-	-	-	-	-	-	-	-
B.2 Doubtful loans	-	-	-	-	-	-	-	-	-	-
B.3 Other impaired assets	-	-	-	-	-	-	-	-	-	-
B.4 Other exposures	21,949,684	-	27,902,561	(4,394)	341,620	(96)	453,893	(534)	423,207	(676)
Total B	**21,949,684**	**-**	**27,902,561**	**(4,394)**	**341,620**	**(96)**	**453,893**	**(534)**	**423,207**	**(676)**
Total 12.31.2009	**210,136,900**	**-**	**43,768,709**	**(4,394)**	**1,010,185**	**(1,774)**	**872,111**	**(2,525)**	**512,165**	**(676)**
Total 12.31.2008	**195,367,808**	**(4,401)**	**65,384,443**	**(4,498)**	**898,433**	**(1,529)**	**1,226,682**	**(1,467)**	**712,671**	**(430)**

C. SECURISATION AND SALE TRANSACTIONS

C.1 Securitisation transactions

QUALITATIVE INFORMATION

No new securitization transactions were undertaken in 2009.

Securities worth €1,575.7 million were purchased and recognized almost totally as loans and receivables with customers; these originated from the securitizations of Group companies, viz. Fineco Leasing S.p.A., UniCredit Family Financing Bank S.p.A., UniCredit Leasing S.p.A. and UniCredit Bank AG.

Additionally, UniCredit S.p.A. received on loan senior securities from UniCredit Family Financing Bank S.p.A. self-securitization transactions, which were recognized under "Loans to Banks - Repos".

Accordingly the holding of senior securities eligible for refinancing with Banca d'Italia increased, raising UniCredit's counterbalancing capacity.

Also part of the portfolio are:

- securitization transactions bought in 2007 from Capitalia (Trevi Finance, Trevi Finance 2, Trevi Finance 3, Entasi and Caesar Finance);
- securities originated by Group Companies and carried forward from the previous year, recognized under "Loans to customers" and, in part, under "Financial assets available for sale" , in the amount of €5,985.4 million
- Fonspa securitizations and some other third-party securitizations.

On January 25, 2010 UniCredit S.p.A. launched a bid (which was valid only outside Italy) for the purchase of some securities from securitization transactions originated by Group Companies. The bid ended on February 5, 2010 and €1,3571.7 million securities were purchased on February 12, 2010, of which €805.1 million were kept by UniCredit S.p.A. and €546.6 million were transferred to the subsidiary UniCredit Bank AG. These purchases are not included in the following quantitative tables, as they were finalized after the end of 2009.

Part E - Risks and Hedging Policies (Continued)

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance non-performing loan portfolios, diversify sources of funding, improve asset quality and enhance the portfolio with management focused on recovery transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis as a part of servicing activities and is recorded in quarterly reports with a breakdown of loan status and the trend of recoveries.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting related to the monitoring of portfolio collections takes the form of a report to senior management and the Board of Directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS and interest rate cap contracts in order to hedge structure-related risk and risk due to the difference between the variable-rate return for the securities issued and the return anticipated from recoveries from the portfolio acquired.
OPERATING RESULTS:	At year-end 2009 profits from existing transactions largely reflected the impact of cash flows from collections for the original defaulting loan portfolio. To be specific, collections for the year totaled € 165.374 million (€ 62.817 million for Trevi Finance, € 51.085 million for Trevi 2 and € 51.472 million for Trevi 3).

NAME	TREVI FINANCE		TREVI FINANCE 2	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A. 89%, Mediocredito di Roma S.p.A. 11%	
Issuer:	Trevi Finance S.p.A.		Trevi Finance N. 2 S.p.A.	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	Finanziaria Internazionale securitization Group S.p.a. PARIBAS		Finanziaria Internazionale securitization Group S.p.a., BNP Paribas Group, Banca di Roma S.p.A.	
Target transaction :	Funding		Funding	
Type of asset:	ordinary loans – mortgage loans		ordinary loans – mortgage loans	
Quality of asset:	non performing	special purpose loan	non performing	special purpose loan
Closing date:	07.21.1999		04.20.2000	
Nominal Value of disposal portfolio :	€ 2,689,000,000	€ 94,000,000	€ 2,425,000,000	€ 98,000,000
Guarantees issued by the Bank:	Redemption of mezzanine securities C1 and C2 in issue		Redemption of mezzanine securities in issue	
Guarantees issued by Third Parties :	-		-	
Bank Lines of Credit :	€ 438,189,898 to the vehicle to support its liquidity		€ 380,000,000 to the vehicle to support its liquidity	
Third Parties Lines of Credit :	-		-	
Other Credit Enhancements :	-		-	
Other relevant information :	All securities issued outstanding as at 12.31.2009 are retained by UniCredit S.p.A..		All securities issued outstanding as at 12.31.2009 are retained by UniCredit S.p.A..	
Rating Agencies:	Moody's / Duff & Phelps / Fitch			
Amount of CDS or other supersenior risk transferred :	-		-	
Amount and Conditions of tranching:				
. ISIN	XS0099839887	XS0099847633	XS0110624409	XS0110624151
. Type of security	Senior	Mezzanine	Senior	Senior
. Class	A	B	A	B
. Rating	-	Aaa/A-/AAA	-	-
. Nominal value issued	€ 620,000,000	€ 155,000,000	€ 650,000,000	€ 200,000,000
. Nominal value at the end of accounting period	-	-	-	-
. ISIN	XS0099850934	XS0099856899	XS0110774808	XS0110770483
. Type of security	Mezzanine	Mezzanine	Mezzanine	Junior
. Class	C1	C2	C	D
. Rating	n.r.	n.r.	n.r.	n.r.
. Nominal value issued	€ 206,500,000	€ 210,700,000	€ 355,000,000	€ 414,378,178
. Nominal value at the end of accounting period	-	€ 378,215,922	€ 683,773,500	€ 414,378,178
. ISIN	IT0003364228			
. Type of security	Junior			
. Class	D			
. Rating	n.r.			
. Nominal value issued	€ 343,200,000			
. Nominal value at the end of accounting period	€ 343,200,000			

NAME	TREVI FINANCE 3		ENTASI	
Type of securitisation:	traditional		traditional	
Originator:	Banca di Roma S.p.A. 92,2%, Mediocredito Centrale S.p.A. 5,2% Leasing Roma S.p.A. 2,6%"		Banca di Roma S.p.A	
Issuer:	Trevi Finance N. 3 Srl		Entasi Srl	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	Finanziaria Internazionale securitization Group S.p.A. ABN AMRO, MCC S.p.A.		Capitalia S.p.A.	
Target transaction :	Funding		Funding	
Type of asset:	ordinary loans - mortgage loans		Collateralised bond obligation	
Quality of asset:	non performing	special purpose loan	Trevi Finance 3 classes C1 and C2 securities	
Closing date:	05.25.2001		06.28.2001	
Nominal Value of disposal portfolio :	€ 2,745,000,000	€ 102,000,000	€ 320,000,000	
Guarantees issued by the Bank:	Redemption of mezzanine securities in issue.		Commitment in case of events entitling to early redemption of securities in issue or to the repurchase of Trevi Finance 3 notes at a price sufficient to redeem Entasi securities. The same commitment applies if Trevi Finance 3 exercises the early redemption option of C1 securities.	
Guarantees issued by Third Parties:	ABN AMRO engagement for €275,000,000 to guarantee the line of credit		-	
Bank Lines of Credit :	€355,000,000 to the vehicle company in order to support its liquidity		-	
Third Parties Lines of Credit :	-		-	
Other Credit Enhancements :	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed up to its maturity by zero coupon bond issued by Italian Government. The value of this collateral security as at 12.31.2009 was €170,000,815.26. The C1 and C2 classes were fully underwritten by the Bank and then restructured for their disposal. These securities were sold (for a nominal amount of €320 milllion) to Entasi Srl, which placed them in the market with institutional investors.		As at 12.31.2009 the portfolio of UniCredit S.p.A. includes ENTASI securities with a face value of €110,087,000.	
Rating Agencies:	Moody's / S&P / Fitch		Moody's	
Amount of CDS or other supersenior risk transferred :	-		-	
Amount and Conditions of tranching:			ENTASI Series 2001-1	ENTASI Series 2001-2
. ISIN	XS0130116568	XS0130117020	IT0003142996	IT0003143028
. Type of security	Senior	Mezzanine	Senior	Senior
. Class	A	B	Serie 1	Serie 2
. Rating	Aaa/AAA/AAA	Aa1/AA/AA-	A1	A1
. Nominal value issued	€ 600,000,000	€ 150,000,000	€ 160,000,000	€ 160,000,000
. Nominal value at the end of accounting period	-	€ 116,233,500 (from 02/16/2010 € 80,625,000)	€ 160,000,000	€ 160,000,000
. ISIN	XS0130117459	XS0130117616		
. Type of security	Mezzanine	Mezzanine		
. Class	C1	C2		
. Rating	-	-		
. Nominal value issued	€ 160,000,000	€ 160,000,000		
. Nominal value at the end of accounting period	€ 308,941,449	€ 304,553,147		
. ISIN	IT0003355911			
. Type of security	Junior			
. Class	D			
. Rating	n.r.			
. Nominal value issued	€ 448,166,000			
. Nominal value at the end of accounting period	€ 448,166,000			

Part E - Risks and Hedging Policies (Continued)

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance portfolios, diversify sources of funding and improve asset quality.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis by the servicing company and is recorded in quarterly reports with a breakdown of security status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting produced by servicing companies on the monitoring of portfolio collections is forwarded to senior management and the Board of Directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS contracts in order to hedge rate risk related to the structure of underlying securities.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio acquired ensured punctual and full payment to security holders and other parties to the transaction.

NAME	CAESAR FINANCE	
Type of securitisation:	traditional	
Originator:	Banca di Roma S.p.A	
Issuer:	Caesar Finance S.A.	
Servicer:	Bank of New York	
Arranger:	Donaldson, Lufkin & Jenrette	
Target transaction :	Funding	
Type of asset:	Collateralised bond obligation	
Quality of asset:	performing	
Closing date:	11/5/1999	
Nominal Value of disposal portfolio :	€ 360,329,000	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties :	-	
Bank Lines of Credit :	-	
Third Parties Lines of Credit :	-	
Other Credit Enhancements :	-	
Other relevant information :	-	
Rating Agencies:	Fitch / Moody's	
Amount of CDS or other supersenior risk transferred :	-	
Amount and Conditions of tranching:		
. ISIN	XS0103928452	XS0103929773
. Type of security	Senior	Junior
. Class	A	B
. Rating	AAA/Aaa	n.r.
. Nominal value issued	€ 270,000,000	€ 90,329,000
. Nominal value at the end of accounting period	-	€ 70,186,536

QUANTITATIVE INFORMATION

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets

	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**110,087**	**108,824**	**903,044**	**842,104**	**518,353**	**252,927**
a) Impaired	-	-	903,044	842,104	448,166	201,862
b) Other	110,087	108,824	-	-	70,187	51,065
B. With third-party underlying assets:	**7,544,795**	**7,568,501**	**39,200**	**23,181**	**14,081**	**9,868**
a) Impaired	-	-	-	-	-	-
b) Other	7,544,795	7,568,501	39,200	23,181	14,081	9,868

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets (continued)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**557,358**	**77,956**	**-**	**-**
a) Impaired	-	-	557,358	77,956	-	-
b) Other	-	-	-	-	-	-
B. With third-party underlying assets:	**-**	**-**	**-**	**-**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	-	-

C.1.1 Exposure resulting from securitisation transactions broken down by quality of underlying assets (continued)

QUALITY OF UNDERLYING ASSETS / EXPOSURES	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**720,918**	**626,812**	**-**	**-**
a) Impaired	-	-	720,918	626,812	-	-
b) Other	-	-	-	-	-	-
B. With third-party underlying assets:	**-**	**-**	**-**	**-**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	-	-

C.1.2 - Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure

TYPE OF SECURITISED ASSETS / EXPOSURE	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**108,824**	**-**	**842,105**	**-13,187**	**252,927**	**-**
A.1 TREVI FINANCE Credit - Land Mortgage Loans	-	-	321,149	-13,187	-	-
A.2 TREVI FINANCE 2 Credit - Land Mortgage Loans	-	-	350,274	-	-	-
A.3 TREVI FINANCE 3 Credit - Land Mortgage Loans	-	-	170,682	-	201,862	-
A.4 ENTASI Collateralised bond obligation	108,824	-	-	-	-	-
A.5 CAESAR FINANCE Collateralised bond obligation	-	-	-	-	51,065	-
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**-**	**-**	**-**	**-**	**-**	**-**

Part E - Risks and Hedging Policies (Continued)

C.1.2 - Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure (continued)

TYPE OF SECURITISED ASSETS / EXPOSURE	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	-	-	77,956	-52,386	-	-
A.1 TREVI FINANCE Credit - Land Mortgage Loans	-	-	-	-	-	-
A.2 TREVI FINANCE 2 Credit - Land Mortgage Loans	-	-	-	-	-	-
A.3 TREVI FINANCE 3 Credit - Land Mortgage Loans	-	-	77,956	-52,386	-	-
A.4 ENTASI Collateralised bond obligation	-	-	-	-	-	-
A.5 CAESAR FINANCE Collateralised bond obligation	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	-	-	-	-	-	-

C.1.2 - Exposure resulting from the main "in-house" securitisation transactions broken down by type of securitised asset and by type of exposure (continued)

TYPE OF SECURITISED ASSETS / EXPOSURE	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	-	-	626,812	-	-	-
A.1 TREVI FINANCE Credit - Land Mortgage Loans	-	-	170,716	-	-	-
A.2 TREVI FINANCE 2 Credit - Land Mortgage Loans	-	-	249,810	-	-	-
A.3 TREVI FINANCE 3 Credit - Land Mortgage Loans	-	-	206,286	-	-	-
A.4 ENTASI Collateralised bond obligation	-	-	-	-	-	-
A.5 CAESAR FINANCE Collateralised bond obligation	-	-	-	-	-	-
B. Partially derecognised	-	-	-	-	-	-
C. Non-derecognised	-	-	-	-	-	-

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*)

TYPE OF SECURITISED ASSETS / EXPOSURE	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (^) - Public works and mortgage loans	3,069	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (^) - Public works and mortgage loans	-	-	-	-	8,236	-
A.3 BIPCA CORDUSIO RMBS CL. A1 - Private Mortgage Loans	472,492	-	-	-	-	-
A.4 BIPCA CORDUSIO RMBS CL. A2 - Private Mortgage Loans	185,526	-	-	-	-	-
A.5 CAPITAL MORTGAGE 2007 CL. A1 - Private Mortgage Loans	35,543	-	-	-	-	-
A.6 CORDUSIO RMBS 1 CL. A2 - Private Mortgage Loans	58,650	-	-	-	-	-

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) (continued)

TYPE OF SECURITISED ASSETS / EXPOSURE	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.7 CORDUSIO RMBS 2 CL. A2						
- Private Mortgage Loans	32,453	-	-	-	-	-
A.8 CORDUSIO RMBS 3 CL. A2						
- Private Mortgage Loans	33,577	-	-	-	-	-
A.9 CORDUSIO RMBS 4 CL. A2						
- Private Mortgage Loans	48,726	-	-	-	-	-
A.10 DIOCLEZIANO CL. A2 (^)						
- Public works and mortgage loans	24,793	-	-	-	-	-
A.11 EUROCONNECT ISSUER LC 2007-1 CL. A						
- Corporate Loans	43,378	242	-	-	-	-
A.12 EUROCONNECT ISSUER LC 2007-1 CL. B						
- Corporate Loans	-	-	10,360	156	-	-
A.13 EUROCONNECT ISSUER LC 2007-1 CL. C						
- Corporate Loans	-	-	5,807	109	-	-
A.14 EUROCONNECT ISSUER LC 2007-1 CL. D						
- Corporate Loans	-	-	5,474	64	-	-
A.15 F-E GOLD CL. A2						
- Car / Equipments / Real Estate leasing	23,339	-	-	-	-	-
A.16 F-E RED CL. A						
- Car / Equipments / Real Estate leasing	1,368,575	-	-	-	-	-
A.17 GELDILUX TS 2005 CL.A						
- Private loans	165,916	-	-	-	-	-
A.18 GELDILUX TS 2007 CL. A						
- Private loans	109,255	-	-	-	-	-
A.19 GELDILUX TS 2008 CL. A1						
- Private loans	9,152	-	-	-	-	-
A.20 GELDILUX TS 2008 CL. A2						
- Private loans	400,957	-	-	-	-	-
A.21 HELICONUS						
- Private Mortgage Loans	6,671	-1,899	-	-	-	-
A.22 LOCAT SV - Serie 1 2008 CL. A1						
- Car / Equipments / Real Estate leasing	497,339	-	-	-	-	-
A.23 LOCAT SV - Serie 1 2008 CL.A2						
- Car / Equipments / Real Estate leasing	1,592,564	-	-	-	-	-
A.24 LOCAT SV - Serie 2 2008 Cl. A						
- Car / Equipments / Real Estate leasing	2,302,118	-	-	-	-	-
A.25 LOCAT SV - Serie 2006						
- Car / Equipments / Real Estate leasing	97,020	-	-	-	-	-
A.26 LOCAT Securitization Vehicle 2						
- Car / Equipments / Real Estate leasing	38,656	-	-	-	-	-
A.27 LOCAT SV Serie 2005						
- Car / Equipments / Real Estate leasing	16,016	-	-	-	-	-
A.28 OTHER 5 EXPOSURES	2,716	-	1,541	-	1,632	-

(*) list of details for exposures over € 3 million.
(^) securitisation ex Fonspa.

Part E - Risks and Hedging Policies (Continued)

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) (continued)

	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (^)						
- Public works and mortgage loans	-	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (^)						
- Public works and mortgage loans	-	-	-	-	-	-
A.3 BIPCA CORDUSIO RMBS CL. A1						
- Private Mortgage Loans	-	-	-	-	-	-
A.4 BIPCA CORDUSIO RMBS CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.5 CAPITAL MORTGAGE 2007 CL. A1						
- Private Mortgage Loans	-	-	-	-	-	-
A.6 CORDUSIO RMBS 1 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.7 CORDUSIO RMBS 2 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.8 CORDUSIO RMBS 3 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.9 CORDUSIO RMBS 4 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.10 DIOCLEZIANO CL. A2 (^)						
- Public works and mortgage loans	-	-	-	-	-	-
A.11 EUROCONNECT ISSUER LC 2007-1 CL. A						
- Corporate Loans	-	-	-	-	-	-
A.12 EUROCONNECT ISSUER LC 2007-1 CL. B						
- Corporate Loans	-	-	-	-	-	-
A.13 EUROCONNECT ISSUER LC 2007-1 CL. C						
- Corporate Loans	-	-	-	-	-	-
A.14 EUROCONNECT ISSUER LC 2007-1 CL. D						
- Corporate Loans	-	-	-	-	-	-
A.15 F-E GOLD CL. A2						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.16 F-E RED CL. A						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.17 GELDILUX TS 2005 CL.A						
- Private loans	-	-	-	-	-	-
A.18 GELDILUX TS 2007 CL. A						
- Private loans	-	-	-	-	-	-
A.19 GELDILUX TS 2008 CL. A1						
- Private loans	-	-	-	-	-	-
A.20 GELDILUX TS 2008 CL. A2						
- Private loans	-	-	-	-	-	-
A.21 HELICONUS						
- Private Mortgage Loans	-	-	-	-	-	-
A.22 LOCAT SV - Serie 1 2008 CL. A1						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.23 LOCAT SV - Serie 1 2008 CL.A2						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) (continued)

TYPE OF SECURITISED ASSETS / EXPOSURE	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.24 LOCAT SV - Serie 2 2008 Cl. A						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.25 LOCAT SV - Serie 2006						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.26 LOCAT Securitization Vehicle 2						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.27 LOCAT SV Serie 2005						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.28 OTHER 5 EXPOSURES	-	-	-	-	-	-

(*) list of details for exposures over € 3 million.
(^) securitisation ex Fonspa.

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) (continued)

TYPE OF SECURITISED ASSETS / EXPOSURE	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.1 AUGUSTO CL. A1 - 2 em. (^)						
- Public works and mortgage loans	-	-	-	-	-	-
A.2 AUGUSTO CL. A2 - 1 em. (^)						
- Public works and mortgage loans	-	-	-	-	-	-
A.3 BIPCA CORDUSIO RMBS CL. A1						
- Private Mortgage Loans	-	-	-	-	-	-
A.4 BIPCA CORDUSIO RMBS CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.5 CAPITAL MORTGAGE 2007 CL. A1						
- Private Mortgage Loans	-	-	-	-	-	-
A.6 CORDUSIO RMBS 1 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.7 CORDUSIO RMBS 2 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.8 CORDUSIO RMBS 3 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.9 CORDUSIO RMBS 4 CL. A2						
- Private Mortgage Loans	-	-	-	-	-	-
A.10 DIOCLEZIANO CL. A2 (^)						
- Public works and mortgage loans	-	-	-	-	-	-
A.11 EUROCONNECT ISSUER LC 2007-1 CL. A						
- Corporate Loans	-	-	-	-	-	-
A.12 EUROCONNECT ISSUER LC 2007-1 CL. B						
- Corporate Loans	-	-	-	-	-	-
A.13 EUROCONNECT ISSUER LC 2007-1 CL. C						
- Corporate Loans	-	-	-	-	-	-
A.14 EUROCONNECT ISSUER LC 2007-1 CL. D						
- Corporate Loans	-	-	-	-	-	-
A.15 F-E GOLD CL. A2						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.16 F-E RED CL. A						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.17 GELDILUX TS 2005 CL.A						
- Private loans	-	-	-	-	-	-

Part E - Risks and Hedging Policies (Continued)

C.1.3 - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) (continued)

TYPE OF SECURITISED ASSETS / EXPOSURE	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.18 GELDILUX TS 2007 CL. A						
- Private loans	-	-	-	-	-	-
A.19 GELDILUX TS 2008 CL. A1						
- Private loans	-	-	-	-	-	-
A.20 GELDILUX TS 2008 CL. A2						
- Private loans	-	-	-	-	-	-
A.21 HELICONUS						
- Private Mortgage Loans	-	-	-	-	-	-
A.22 LOCAT SV - Serie 1 2008 CL. A1						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.23 LOCAT SV - Serie 1 2008 CL.A2						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.24 LOCAT SV - Serie 2 2008 Cl. A						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.25 LOCAT SV - Serie 2006						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.26 LOCAT Securitization Vehicle 2						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.27 LOCAT SV Serie 2005						
- Car / Equipments / Real Estate leasing	-	-	-	-	-	-
A.28 OTHER 5 EXPOSURES	-	-	-	-	-	-

(*) list of details for exposures over € 3 million.
(^) securitisation ex Fonspa.

C.1.4 Exposure resulting from securitisation transactions broken down by portfolio and type

EXPOSURE / PORTFOLIO	TRADING	DESIGNATED AT FAIR VALUE	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	31.12.2009 TOTAL	31.12.2008 TOTAL
1. Balance-sheet exposures	**-**	**-**	**8,355**	**-**	**8,797,050**	**8,805,405**	**7,327,268**
- Senior	-	-	6,814	-	7,670,511	7,677,325	6,419,183
- Mezzanine	-	-	1,541	-	863,745	865,286	291,715
- Junior	-	-	-	-	262,794	262,794	616,370
2. Off-balance-sheet exposures	**-**	**-**	**-**	**-**	**704,768**	**704,768**	**816,618**
- Senior	-	-	-	-	-	-	-
- Mezzanine	-	-	-	-	704,768	704,768	816,618
- Junior	-	-	-	-	-	-	-

C.1.5 Securitised assets underlying junior securities or other forms of credit support

ASSET/SECURITIES	AMOUNT	
	TRADITIONAL	SYNTHETIC
A. Own underlying assets:	**1,230,745**	-
A.1 Totally derecognised	**1,230,745**	X
1. Non-performing loans	1,005,198	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	225,547	X
A.2 Partially derecognised	-	X
1. Non-performing loans	-	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	-	X
A.3 Non-derecognised	-	-
1. Non-performing loans	-	-
2. Doubtful loans	-	-
3. Restructured exposures	-	-
4. Past-due exposures	-	-
5. Other assets	-	-
B. Third party underlying assets:	**16,145**	-
B.1 Non-performing loans	76	-
B.2 Doubtful loans	316	-
B.3 Restructured exposures	-	-
B.4 Past-due exposures	-	-
B.5 Other assets	15,753	-

C.1.6 Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Augusto S.r.l.	Milano - Via Pontaccio, 10	5%
Colombo S.r.l.	Milano - Via Pontaccio, 10	5%
Diocleziano S.r.l.	Milano - Via Pontaccio, 10	5%
Entasi S.r.l.	Roma - Largo Chigi 5	100%
Eurofinance 2000 S.r.l.	Roma - Largo Chigi 5	100%
Trevi Finance S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 3 S.r.l.	Conegliano (TV) - via Vittorio Alfieri, 1	60%

C.1.7 Servicer activities - Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

SERVICER	SPECIAL PURPOSE VEHICLE	SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURES)					
						SENIOR		MEZZANINE		JUNIOR	
		IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
UniCredit S.p.A.	Trevi Finance S.p.A.	370,798	-	62,817	169,944 (*)	100.00%	-	42.45%	-	-	-
	Trevi Finance n. 2 S.p.A.	260,438	-	51,085	196,879 (*)	100.00%	-	-	-	-	-
	Trevi Finance n. 3 S.p.A.	373,962	170,001	51,472	-	100.00%	-	-	-	-	-
	Entasi S.r.l.	-	613,495	-	10,525	-	-	-	-	-	-

(*) zero coupon bonds for guarantee of D-class securities, these last totally held by UniCredit.

Part E - Risks and Hedging Policies (Continued)

C.2 Sales Transactions

C.2.1 Financial assets sold and not derecognised

TYPE / PORTFOLIO	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS			HELD-TO-MATURITY INVESTMENTS		
	A	B	C	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	814,278	-	-	-	-	-	1,421,946	-	-	1,278,567	-	-
1. Debt securities	814,278	-	-	-	-	-	1,421,946	-	-	1,278,567	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-	X	X	X
3. UCIS	-	-	-	-	-	-	-	-	-	X	X	X
4. Loans	-	-	-	-	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-	-	-	-	-
B. Derivatives	-	-	-	X	X	X	X	X	X	X	X	X
Total 12.31.2009	814,278	-	-	-	-	-	1,421,946	-	-	1,278,567	-	-
Total 12.31.2008	3,624,094	-	-	-	-	-	750,320	-	-	3,676,599	-	-

C.2.1 Financial assets sold and not derecognised (continued)

TYPE / PORTFOLIO	LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL	
	A	B	C	A	B	C	31.12.2009	31.12.2008
A. Balance-sheet assets	9,525,364	-	-	-	-	-	13,040,155	16,566,216
1. Debt securities	9,525,364	-	-		-	-	13,040,155	16,566,216
2. Equity securities	X	X	X	X	X	X	-	-
3. UCIS	X	X	X	X	X	X	-	-
4. Loans	-	-	-	-	-	-	-	-
5. Impaired assets	-	-	-	-	-	-	-	-
B. Derivatives	X	X	X	X	X	X	-	-
Total 12.31.2009	9,525,364	-	-	-	-	-	13,040,155	-
Total 12.31.2008	6,920,858	-	-	1,594,345	-	-	-	16,566,216

LEGEND:
A = Financial assets sold and fully recognised (carrying value)
B = Financial assets sold and partially recognised (carrying value)
C = Financial assets sold and partially recognised (total value)

C.2.2 Financial liabilities relating to financial assets sold and not derecognised

LIABILITIES / ASSET PORTFOLIOS	FINANCIAL ASSETS HEDL FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	-	-	-	-	-	-	-
a) relating to fully recognised assets	-	-	-	-	-	-	-
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	735,875	-	1,341,831	1,322,294	9,623,185	-	13,023,185
a) relating to fully recognised assets	735,875	-	1,341,831	1,322,294	9,623,185	-	13,023,185
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total 12.31.2009	735,875	-	1,341,831	1,322,294	9,623,185	-	13,023,185
Total 12.31.2008	3,608,032	-	748,512	3,284,846	6,809,125	-	14,450,515

Information on Structured Credit Products and OTC Derivatives

The deterioration of US subprime loans was one of the main factors behind the financial markets turmoil which started in H2 2007 and showed the first recovery signals only during 2009 thereby reducing the risk of a recessionary relapse.

This deterioration caused a general widening of credit spreads and a gradual transformation of the securitized credits market into an illiquid market characterized by forced sales. This contributed significantly to the later difficulties in the financial markets, which are still in turmoil.

Given this situation the market's need for information on the exposures held by banks increased with structured credit products being traded directly or through SPVs. Already in 2007 UniCredit Group provided ample information on these products, on the operations of the conduits sponsored by it and on OTC derivatives, together with the principles followed to measure and manage risk.

In 2008, additionally, several international and Italian organisms and regulators (viz., the Financial Stability Forum, the CEBS – Committee of European Banking Supervisors, Banca d'Italia and CONSOB) published documents requiring banks to increase disclosure of their investments in consolidated SPEs (Special Purpose Entities), structured credit products, OTC derivatives and fair value hedges, in accordance with a proposal based on current best practice for financial information.

Starting with its Consolidated First Half 2008 Report, the UniCredit Group therefore provided this information, which has been updated to December 31, 2009 in Part (E) of the Notes to the Consolidated Accounts, which please see for details.

Please see Section C.1 above for information on the Company's activity as originator and investor in securitizations.

The Company does not hold either other exposures towards SPEs in addition to those reported in the section mentioned above or financial instruments having as underlying US residential mortgages, either prime, subprime or Alt-A.

Information on OTC derivatives follows.

Trading Derivatives with Customers

The business model governing derivatives trading with customers provides for centralization of market risk in the CIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.

The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the CIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds);
- by the CIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk;
- by HVB AG, BA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the CIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

Part E - Risks and Hedging Policies (Continued)

Write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:

- performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value;
- non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

Referring to write-downs and write-backs of derivatives to take account of counterparty risk totaled, no significant effects have affected 2009 Profit&Loss.

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trading".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 of December 22, 2005 (which was used for the preparation of the accounts) was used as a reference.

Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" with regard to derivative contracts totaled € 2,865 million (with a notional value of € 123,479 million) including € 1,195 million with customers. The notional value of derivatives with customers amounted to € 29,858 million including € 27,240 million in plain vanilla (with a fair value of € 1,189 million) and € 2,618 million in structured derivatives (with a fair value of € 6 million). The notional value of derivatives with banking counterparties totaled € 93,621 million (fair value of € 1,670 million) including € 8,488 million related to structured derivatives (fair value of € 656 million).

The balance of item 40 "Financial liabilities held for trading" of the consolidated accounts with regard to derivative contracts totaled € 2,902 million (with a notional value of € 109,014 million) including € 1,478 million with customers. The notional value of derivatives with customers amounted to € 34,653 million including € 23,386 million in plain vanilla (with a fair value of € 828 million) and € 8,267 million in structured derivatives (with a fair value of € 650 million). The notional value of derivatives with banking counterparties totaled € 74,361 million (fair value of € 1,424 million) including € 2,941 million related to structured derivatives (fair value of € 8 million).

Section 2 – Market risks

Please see Part E of these Notes for information on interest-rate and price sensitivity analysis.

2.2 INTEREST RATE RISK AND PRICE RISK – BANKING PORTFOLIO

QUANTITATIVE INFORMATION

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities: Denomination currency: ***EUR***

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	55,952,975	18,106,175	6,419,556	13,491,515	3,348,661	1,448,086	-
1.2 Loans to banks	20,885,494	76,402,049	12,106,381	8,225,899	1,444,188	-	-	-
1.3 Loans to customers								
- current accounts	134,681	-	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	6,943,708	33,490,171	402,953	342,420	785,663	29,194	1,632	99,634
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	960,437	1,221,885	-	8,613	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	323	6,581,115	240,304	24,156	25,934	948,594	261,704	-
2.2 Deposits from banks								
- current accounts	1,510,367	-	-	-	-	-	-	-
- other loans	103,396,611	23,189,204	8,168,764	7,880,271	367,689	1,085,135	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	899,415	52,762,493	9,357,607	11,407,000	25,865,199	6,869,350	2,035,293	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ long positions	-	-	-	-	-	-	-	-
+ short positions	-	-	-	-	-	-	-	-
- Other								
+ long positions	-	-	-	-	-	-	-	-
+ short positions	-	-	-			-	-	-
3.2 Without underlying security								
- Options								
+ long positions	-	-	69	-	542,889	20,048	9,820	-
+ short positions	-	227	943	-	580,048	20,048	9,820	-
- Other								
+ long positions	-	63,734,066	7,881,435	17,384,103	42,347,080	20,298,428	5,257,041	-
+ short positions	-	117,499,963	12,642,939	4,289,762	34,713,769	15,996,378	4,131,103	-

Part E - Risks and Hedging Policies (Continued)

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities:
Denomination currency: ***USD***

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	209	16,723	98,177	206,358	20,835	-	99,361	-
1.2 Loans to banks	909,599	3,677,119	408,756	6,035	82,289	-	-	-
1.3 Loans to customers								
- current accounts	30,782	37,084	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	531,424	69,786	2,224	10,707	80,939	19,040	55	104
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	78,539	391,136	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	2,527,500	696,728	2,829	277	-	-	-
2.2 Deposits from banks								
- current accounts	307,108	-	-	-	-	-	-	-
- other loans	2,176,788	8,078,764	206,734	58,888	427,397	525,924	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	15,785,722	588,038	320,945	58,480	1,373	-	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ long positions	-	-	-	-	-	-	-	-
+ short positions	-	-	-	-	-	-	-	-
- Other								
+ long positions	-	-	-	-	-	-	-	-
+ short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ long positions	-	200	762	34,529	-	-	-	-
+ short positions	-	-	-	-	-	-	-	-
- Other								
+ long positions	-	31,645,832	1,905,903	608,846	741,055	522,352	-	-
+ short positions	-	8,989,120	141,678	238,415	203,387	98,177	-	-

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities:
Denomination currency: ***Other currencies***

TYPE / MATURITY	ON DEMAND	UP TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	FROM 5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED TERM
1. Balance-sheet assets								
1.1 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	101,490	-	-	-	-
1.2 Loans to banks	288,368	681,704	94,644	1,812	152,430	-	-	-
1.3 Loans to customers								
- current accounts	2,088	-	-	-	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	98,385	102,301	5,292	7,081	28,780	-	1,566	1,074
2. Balance-sheet liabilities								
2.1 Deposits from customers								
- current accounts	17,213	362,222	-	2,981	-	-	-	-
- other loans								
- with prepayment option	-	-	-	-	-	-	-	-
- other	2,486	1,174,074	41,350	313	1,759	338,158	-	-
2.2 Deposits from banks								
- current accounts	125,913	-	-	-	-	-	-	-
- other loans	260,624	1,479,249	56,844	5,492	-	236,683	-	-
2.3 Debt securities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	3,856,123	517,326	55,787	143,863	572,419	-	-
2.4 Other liabilities								
- with prepayment option	-	-	-	-	-	-	-	-
- other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 With underlying securities								
- Options								
+ long positions	-	-	-	-	-	-	-	-
+ short positions	-	-	-	-	-	-	-	-
- Other								
+ long positions	-	-	-			-	-	-
+ short positions	-	-	-	-	-	-	-	-
3.2 Without underlying security								
- Options								
+ long positions	-	-	-	-	-	-	-	-
+ short positions	-	-	-	-	-	-	-	-
- Other								
+ long positions	-	5,263,709	202,040	315,156	1,344,540	1,124,625	-	-
+ short positions	-	668,518	44,507	216,040	408,845	-	-	-

This distribution is made on the basis of the period between the balance sheet date and the first following yield review date.

For fixed-rate transactions the residual life is the period from the balance sheet date to final maturity.

On balance sheet items are disclosed at their carrying value.

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.

Options are shown at their delta equivalent value.

Part E - Risks and Hedging Policies (Continued)

2.3 Exchange rate risk

QUANTITATIVE INFORMATION

1. Distribution of assets, liabilities and derivatives by currency

	CURRENCIES					
ITEMS	US DOLLAR	GB POUND	SWISS FRANC	HK DOLLAR	YEN	OTHER CURRENCIES
A. Financial assets						
A.1 Debt securities	456,153	-	-	55,493	-	32,170
A.2 Equity securities	84,360	95,461	579	-	-	-
A.3 Loans to banks	5,058,458	1,139,161	334,344	33,890	122,758	354,952
A.4 Loans to customers	809,875	13,079	8,902	33,863	2,834	209,597
A.5 Other financial assets	18	-	-	-	-	-
B. Other assets	41,472	28,353	247	3,867	128	16,909
C. Financial liabilities						
C.1 Deposits from banks	11,814,575	904,726	795,797	352,476	149,227	381,728
C.2 Deposits from customers	4,004,804	1,389,427	46,594	6,183	4,750	111,891
C.3 Debt securities in issue	16,428,126	4,674,930	93,987	32,226	136,678	178,905
C.4 Other financial liabilities	-	-	-	-	-	-
D. Other liabilities	325,191	147,669	103	4,980	19	3,943
E. Financial derivatives						
- Options						
+ Long positions	35,519	-	-	-	-	-
+ Short positions	35,519	-	-	-	-	158,363
- Other derivatives						
+ Long positions	33,450,735	6,299,388	896,523	455,145	118,659	366,787
+ Short positions	7,675,866	501,761	302,367	190,524	3,332	262,653
Total assets	**39,936,590**	**7,575,442**	**1,240,595**	**582,258**	**244,379**	**980,415**
Total liabilities	**40,284,081**	**7,618,513**	**1,238,848**	**586,389**	**294,006**	**1,097,483**
Difference (+/-)	**(347,491)**	**(43,071)**	**1,747**	**(4,131)**	**(49,627)**	**(117,068)**

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities.

Options are shown at their delta equivalent value.

All amounts are in euros.

2.4 DERIVATIVE FINANCIAL INSTRUMENTS

A. FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end of period notional amounts and average

TRANSACTION TYPES/UNDERLYINGS	12.31.2009 OVER THE COUNTER	12.31.2009 CLEARING HOUSE	12.31.2008 OVER THE COUNTER	12.31.2008 CLEARING HOUSE
1. Debt securities and interest rate indexes	**187,246,742**	**-**	**173,968,093**	**422,394**
a) Options	73,605	-	506,021	-
b) Swaps	187,173,137	-	173,462,072	-
c) Forwards	-	-	-	422,394
d) Futures	-	-	-	-
d) Others	-	-	-	-
2. Equity instruments and stock indexes	**2,676,646**	**-**	**4,376,197**	**-**
a) Options	2,676,646	-	4,376,197	-
b) Swaps	-	-	-	-
c) Forwards	-	-	-	-
d) Futures	-	-	-	-
d) Others	-	-	-	-
3. Gold and currencies	**17,401,673**	**-**	**13,522,442**	**4,058,746**
a) Options	374,739	-	200,015	4,058,746
b) Swaps	63,189	-	63,667	-
c) Forwards	16,963,745	-	13,258,760	-
d) Futures	-	-	-	-
d) Others	-	-	-	-
4. Commodities	**11,307**	**-**	**9,626**	**-**
5. Other underlyings	**-**	**-**	**-**	**-**
Total	**207,336,368**	**-**	**191,876,358**	**4,481,140**
Average amounts	**194,266,232**	**1,855,611**	**287,149,640**	**17,479,624**

A.2.Banking book: end of period notional amounts and average

A.2.1 Hedging derivatives

TRANSACTION TYPES/UNDERLYINGS	12.31.2009 OVER THE COUNTER	12.31.2009 CLEARING HOUSE	12.31.2008 OVER THE COUNTER	12.31.2008 CLEARING HOUSE
1. Debt securities and interest rate indexes	**136,958,213**	**-**	**57,437,594**	**-**
a) Options	486,238	-	925,720	-
b) Swaps	136,471,975	-	56,511,874	-
c) Forwards	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	**6,548**	**-**	**5,248**	**-**
a) Options	6,548	-	5,248	-
b) Swaps	-	-	-	-
c) Forwards	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	**30,248,202**	**-**	**47,394,892**	**-**
a) Options	-	-	-	-
b) Swaps	3,672,187	-	3,482,179	-
c) Forwards	26,576,015	-	43,912,713	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	**-**	**-**	**-**	**-**
5. Other underlyings	**-**	**-**	**-**	**-**
Total	**167,212,963**	**-**	**104,837,734**	**-**
Average amounts	**138,550,425**	**-**	**86,739,670**	**-**

Part E - Risks and Hedging Policies (Continued)

A.2.Banking book: end of period notional amounts and average

A.2.2 Other derivatives

TRANSACTION TYPES/UNDERLYINGS	12.31.2009 OVER THE COUNTER	12.31.2009 CLEARING HOUSE	12.31.2008 OVER THE COUNTER	12.31.2008 CLEARING HOUSE
1. Debt securities and interest rate indexes	7,631,541	-	8,938,836	-
a) Options	668,455	-	8,626,980	-
b) Interest rate swap	6,963,086	-	311,856	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	16,153,872	-	20,486,890	-
a) Options	16,153,872	-	20,486,890	-
b) Swap	-	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	1,371,529	-	2,635,042	-
a) Options	377,278	-	512,181	-
b) Forward	994,251	-	2,122,861	-
c) Futures	-	-	-	-
d) Cross currency swap	-	-	-	-
e) Others	-	-	-	-
4. Commodities	-	-	-	-
5. Other underlyings	-	-	-	-
Total	25,156,942	-	32,060,768	-
Average amounts	29,131,410	-	19,541,353	-

A.3 Financial derivatives: positive fair value - breakdown by product

TRANSACTION TYPES/UNDERLYINGS	POSITIVE FAIR VALUE 12.31.2009 OVER THE COUNTER	POSITIVE FAIR VALUE 12.31.2009 CLEARING HOUSE	POSITIVE FAIR VALUE 12.31.2008 OVER THE COUNTER	POSITIVE FAIR VALUE 12.31.2008 CLEARING HOUSE
A. Regulatory trading portfolio	2,193,796	-	2,038,880	-
a) Options	311,546	-	306,852	-
b) Interest rate swap	1,738,648	-	1,371,738	-
c) Cross currency swap	10,580	-	14,096	-
d) Equity swap	-	-	-	-
e) Forward	133,022	-	346,194	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
B. Banking book - Hedging derivatives	4,202,838	-	2,038,583	-
a) Options	335	-	1,126	-
b) Interest rate swap	3,395,537	-	1,487,516	-
c) Cross currency swap	48,608	-	163,989	-
d) Equity swap	-	-	-	-
e) Forward	758,358	-	385,952	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
C. Banking book - Other derivatives	671,319	-	805,658	-
a) Options	410,797	-	757,921	-
b) Interest rate swap	247,502	-	-	-
c) Cross currency swap	13,020	-	47,737	-
d) Equity swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	7,067,953	-	4,883,121	-

A.4 Financial derivatives: negative fair value - breakdown by product

TRANSACTION TYPES/UNDERLYINGS	NEGATIVE FAIR VALUE			
	12.31.2009		12.31.2008	
	OVER THE COUNTER	CLEARING HOUSE	OVER THE COUNTER	CLEARING HOUSE
A. Regulatory trading portfolio	**2,085,319**	**-**	**2,408,391**	**-**
a) Options	122,932	-	319,219	-
b) Interest rate swap	1,883,975	-	1,532,706	-
c) Cross currency swap	524	-	1,862	-
d) Equity swap	-	-	-	-
e) Forward	77,888	-	554,604	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
B. Banking book - Hedging derivatives	**3,585,295**	**-**	**2,914,023**	**-**
a) Options	22,967	-	30,980	-
b) Interest rate swap	3,070,437	-	1,183,716	-
c) Cross currency swap	450,334	-	582,309	-
d) Equity swap	-	-	-	-
e) Forward	41,557	-	1,117,018	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
C. Banking book - Other derivatives	**816,668**	**-**	**1,391,686**	**-**
a) Options	410,943	-	750,630	-
b) Interest rate swap	247,492	-	-	-
c) Cross currency swap	158,233	-	641,056	-
d) Equity swap	-	-	-	-
e) Forward	-	-	-	-
f) Futures	-	-	-	-
g) Others	-	-	-	-
Total	**6,487,282**	**-**	**6,714,100**	**-**

A.5 OTC Financial derivatives: regulatory trading portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreement

CONTRACTS INCLUDED IN NETTING AGREEMENT	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1. Debt securities and interest rate indexes							
- notional amount	-	-	135,629,176	51,476,630	17,610	64,194	59,132
- positive fair value	-	-	549,028	1,183,335	-	6,297	-
- negative fair value	-	-	1,180,279	703,569	127	-	13
- future exposure	-	-	-	-	-	-	-
2. Equity instruments and stock indexes							
- notional amount	-	-	1,710,903	350,138	36,889	-	578,716
- positive fair value	-	-	305,844	-	-	-	-
- negative fair value	-	-	311	516	3,008	-	117,430
- future exposure	-	-	-	-	-	-	-
3. Gold and currencies							
- notional amount	-	-	17,365,629	13,643	-	-	22,400
- positive fair value	-	-	149,097	142	-	-	-
- negative fair value	-	-	79,710	212	-	-	92
- future exposure	-	-	-	-	-	-	-
4. Other instruments							
- notional amount	-	-	5,651	-	-	-	5,651
- positive fair value	-	-	52	-	-	-	-
- negative fair value	-	-	-	-	-	-	52
- future exposure	-	-	-	-	-	-	-

Part E - Risks and Hedging Policies (Continued)

A.7 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts not included in netting agreements

CONTRACTS INCLUDED IN NETTING AGREEMENT	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1. Debt securities and interest rate indexes							
- notional amount	-	-	116,170,656	24,593,367	-	-	3,825,730
- positive fair value	-	-	2,717,219	933,379	-	-	-
- negative fair value	-	-	2,143,118	950,197	-	-	254,717
- future exposure	-	-	-	-	-	-	-
2. Equity instruments and stock indexes							
- notional amount	-	-	8,278,277	207	-	-	7,881,936
- positive fair value	-	-	394,310	-	-	-	5,656
- negative fair value	-	-	5,817	-	-	-	394,383
- future exposure	-	-	-	-	-	-	-
3. Gold and currencies							
- notional amount	-	-	25,821,535	-	-	-	188,639
- positive fair value	-	-	823,593	-	-	-	-
- negative fair value	-	-	650,124	-	-	-	3,607
- future exposure	-	-	-	-	-	-	-
4. Other instruments							
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-

A.9 Over-the-counter financial derivatives - Residual life: notional amounts

UNDERLYING ASSETS/RESIDUAL LIFE	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	**103,402,442**	**16,020,186**	**87,913,735**	**207,336,363**
A.1 Financial derivative contracts on debt securities and interest rates	85,008,949	14,324,057	87,913,735	187,246,741
A.2 Financial derivative contracts on equity securities and share indices	989,976	1,686,670	-	2,676,646
A.3 Financial derivative contracts on exchange rates and gold	17,392,407	9,266	-	17,401,673
A.4 Financial derivative contracts on other underlying assets	11,110	193	-	11,303
B. Banking book	**40,202,429**	**83,320,454**	**68,847,021**	**192,369,904**
B.1 Financial derivative contracts on debt securities and interest rates	11,398,237	68,788,639	64,402,877	144,589,753
B.2 Financial derivative contracts on equity securities and share indices	1,484,958	11,744,702	2,930,760	16,160,420
B.3 Financial derivative contracts on exchange rates and gold	27,319,234	2,787,113	1,513,384	31,619,731
B.4 Financial derivative contracts on other underlying assets	-	-	-	-
Total 12.31.2009	**143,604,871**	**99,340,640**	**156,760,756**	**399,706,267**
Total 12.31.2008	**124,462,502**	**78,114,909**	**126,197,449**	**328,774,860**

B. CREDIT DERIVATIVES

B1. Credit derivatives: end-of-period notional amounts and average

TRANSACTION CATEGORIES	REGULATORY TRADING BOOK		OTHER TRANSACTIONS	
	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)	WITH SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)
1. Purchases of protection				
a) Credit default swap	-	-	683	-
b) Credit spread swap	-	-	-	
c) Total return swap	-	-	-	
d) Others	-	-	-	
Total as at 12.31.2009	**-**	**-**	**683**	**-**
Average amounts	**-**	**-**	**4,586**	**-**
Total as at 12.31.2008	**-**	**-**	**6,618**	**-**
2. Sales of protection				
a) Credit default swap	-	-	211,166	-
b) Credit spread swap	-	-	-	-
c) Total return swap	-	-	-	-
d) Others	-	-	-	
Total as at 12.31.2009	**-**	**-**	**211,166**	**-**
Total as at 12.31.2008	**-**	**-**	**211,267**	**-**
Average amounts	**-**	**-**	**211,353**	**-**

B.2 Credit derivatives: positive fair value - breakdown by product

TRANSACTION TYPES/UNDERLYINGS	POSITIVE FAIR VALUE	
	12.31.2009	12.31.2008
A. Regulatory trading portfolio	**-**	**-**
a) Credit default swaps	-	-
b) Credit spread options	-	-
c) Total return swaps	-	-
d) Others	-	-
B. Banking book	**77**	**33**
a) Credit default products	77	33
b) Credit spread products	-	-
c) Total rate of return swap	-	-
d) Others	-	-
Total	**77**	**33**

B.3 Credit derivatives: negative fair value - breakdown by product

TRANSACTION TYPES/UNDERLYINGS	NEGATIVE FAIR VALUE	
	12.31.2009	12.31.2008
A. Regulatory trading portfolio	**-**	**-**
a) Credit default products	-	-
b) Credit spread products	-	-
c) Total rate of return swap	-	-
d) Others	-	-
B. Banking book	**77**	**33**
a) Credit default products	77	33
b) Credit spread products	-	-
c) Total rate of return swap	-	-
d) Others	-	-
Total	**77**	**33**

Part E - Risks and Hedging Policies (Continued)

B.4 OTC Credit derivatives:gross FV (positive and negative) by ctp - contracts not in netting agreement

CONTRACTS INCLUDED IN NETTING AGREEMENT	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
Regulatory trading book							
1. Protection purchase							
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
2. Protection sale							
- notional amount	-	-	-	-	-	-	-
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-
Banking book							
1. Protection purchase							
- notional amount	-	-	-	-	-	-	683
- positive fair value	-	-	-	-	-	-	-
- negative fair value	-	-	-	-	-	-	77
2. Protection sale							
- notional amount	-	-	683	210,483	-	-	
- positive fair value	-	-	-	77	-	-	
- negative fair value	-	-	-	-	-	-	

B.6 Credit derivatives - Residual life: notional amounts

UNDERLYING ASSETS/RESIDUAL LIFE	UP TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading book	-	-	-	-
A.1 Credit derivatives with qualified reference obligation		-	-	-
A.2 Credit derivatives with non-qualified reference obligation		-	-	-
B. Banking Book	-	1,367	-	1,367
B.1 Credit derivatives with qualified reference obligation		1,367	-	1,367
B.2 Credit derivatives with non-qualified reference obligation		-	-	-
Total 12.31.2009	-	1,367	-	1,367
Total 12.31.2008	5,748	-	212,223	217,971

C. FINANCIAL AND CREDIT DERIVATIVES

No data to be disclosed in this section.

Section 3 - Liquidity risk

QUANTITATIVE INFORMATION

1. Breakdown of financial assets and liabilities by residual contractual maturity

Denomination currency: ***EUR***

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED TERM
Balance-sheet assets										
A.1 Government securities	1	-	299,975	-	8,617	2,337,767	1,067,067	6,257,943	4,644,046	4
A.2 Other debt securities	1,601,884	15,324	312,944	361,705	1,793,040	2,476,969	3,140,682	41,335,045	38,682,028	-
A.3 Units in investment funds	-	-	-	-	-	-	-	-	-	672,296
A.5 Loans										
- Banks	20,769,184	3,890,511	736,250	13,480,616	16,542,307	14,548,375	9,170,536	5,086,031	6,728,589	1,865,692
- Customers	1,918,377	10,794,812	2,439,514	6,198,255	4,785,304	798,726	2,909,114	9,076,455	3,116,220	199,241
Balance-sheet liabilities										
B.1 Deposits										
- Banks	77,810,053	1,374,163	432,433	2,498,521	6,440,813	7,959,276	3,207,108	-	-	-
- Customers	959,910	1,350,724	65,309	257,328	304,659	40,256	33,785	25,934	1,210,298	759
B.2 Debt securities in issue	941,536	1,769,535	1,402,083	3,900,685	6,884,744	6,823,043	10,343,688	54,140,573	25,970,051	-
B.3 Other liabilities	38,371	2,541,846	1,695,627	3,013,299	3,390,800	552,632	5,014,880	1,474,591	7,165,291	-
"Off balance sheet" transactions										
C.1 Financial derivatives with exchange of principal										
- Long positions	-	3,783,043	106,238	4,374	1,670,237	107,467	194,890	846,270	102,000	-
- Short positions	-	9,580,677	5,870,235	4,955,843	13,060,812	1,995,907	286,094	2,018,772	1,411,384	-
C.2 Financial derivatives without exchange of principal										
- Long positions	2,164	43,644	20,618	62,333	256,712	323,958	439,495	4,724,030	5,334,749	-
- Short positions	2,164	43,644	20,618	62,333	256,712	323,958	439,495	4,547,847	5,334,662	-
C.3 Deposits and borrowings to be received										
- Long positions	379,944	477,268	-	-	-	-	-	-	-	-
- Short positions	-	717,608	20,011	-	75,880	43,714	-	-	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	2,336,265	11,301,490	2,100,000	2,495,462	403,857	69,993	175,758	405,144	258,710	25,167
- Short positions	19,335,512	-	-	-	-	-	-	683	210,483	25,167
C.5 Financial guarantees given	613,495	-	-	-	-	-	-	-	-	18,665

Part E - Risks and Hedging Policies (Continued)

1. Breakdown of financial assets and liabilities by residual contractual maturity
Denomination currency: USD

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED TERM
Balance-sheet assets										
A.1 Government securities	-	-	-	-	1,562	-	-	482	9,118	-
A.2 Other debt securities	209	-	-	-	13,969	-	13,535	224,222	192,651	-
A.3 Units in investment funds	-	-	-	-	-	-	-	-	-	84,357
A.5 Loans										
- Banks	1,878,140	158,188	15,623	859,688	1,215,216	264,943	29,789	131,831	526,375	-
- Customers	31,319	49,409	5,098	80,661	84,619	34,203	36,922	338,364	121,399	159
Balance-sheet liabilities										
B.1 Deposits										
- Banks	2,549,372	2,444,012	1,869,911	1,817,138	1,455,989	206,689	58,850	-	-	-
- Customers	78,728	618,011	556,843	737,683	1,005,910	696,728	2,829	277	-	-
B.2 Debt securities in issue	-	1,990,409	2,365,793	3,348,671	7,818,264	588,038	320,945	321,065	1,373	-
B.3 Other liabilities	16,894	-	-	72,211	-	-	-	832,986	520,616	-
"Off balance sheet" transactions										
C.1 Financial derivatives with exchange of principal										
- Long positions	-	9,251,955	5,910,409	4,735,515	10,805,436	1,997,740	367,609	398,603	1,735	-
- Short positions	-	3,873,399	245,979	500,690	2,155,397	233,515	298,439	277,429	98,177	-
C.2 Financial derivatives without exchange of principal										
- Long positions	-	-	-	-	5,909	75	19,162	48,939	49,976	-
- Short positions	-	-	-	-	5,909	75	19,162	48,939	49,976	-
C.3 Deposits and borrowings to be received										
- Long positions	328,128	123,867	-	89	-	-	-	-	-	-
- Short positions	-	123,867	51	143,242	172,776	10,621	1,527	-	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	121,038	124,051	24	55,210	23,001	193,334	95,247	220,046	43,795	10,864
- Short positions	875,746	-	-	-	-	-	-	-	-	10,864
C.5 Financial guarantees given	-	-	-	-	-	-	-	-	-	

1. Breakdown of financial assets and liabilities by residual contractual maturity

Denomination currency: ***Other currencies***

ITEMS/MATURITIES	ON DEMAND	FROM 1 TO 7 DAYS	FROM 7 TO 15 DAYS	FROM 15 DAYS TO 1 MONTH	FROM 1 TO 3 MONTHS	FROM 3 TO 6 MONTHS	FROM 6 MONTHS TO 1 YEAR	FROM 1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED TERM
Balance-sheet assets										
A.1 Government securities	-	-	-	-	-	-	-		-	-
A.2 Other debt securities	-	-	-	-	-	-	87,955		-	-
A.3 Units in investment funds	-	-	-	-	-	-	-	-	-	-
A.5 Loans										
- Banks	451,429	54,630	6,571	278,133	90,120	88,854	1,401	146,566	-	-
- Customers	99,530	97,083	385	5,618	5,767	5,291	7,081	23,172	1,566	1,074
Balance-sheet liabilities										
B.1 Deposits										
- Banks	387,209	363,269	116,292	560,763	438,278	56,835	5,476	-	-	-
- Customers	20,063	683,084	127,200	91,171	634,841	41,350	3,288	1,759	337,800	-
B.2 Debt securities in issue	-	375,732	538,503	629,427	1,742,063	118,554	84,148	541,816	1,115,275	-
B.3 Other liabilities	253	-	-	-	-	-	-	-	236,460	-
"Off balance sheet" transactions										
C.1 Financial derivatives with exchange of principal										
- Long positions	-	641,885	329,286	880,312	3,298,659	202,040	315,156	1,344,540	1,124,625	-
- Short positions	-	146,622	110,605	27,328	268,717	44,507	267,210	527,075	-	-
C.2 Financial derivatives without exchange of principal										
- Long positions	-	-	-	7,056	131	-	396	-	-	
- Short positions	-	-	-	7,056	131	-	396	-	-	
C.3 Deposits and borrowings to be received										
- Long positions	50,037	6,490	-	23	-	-	-	-	-	-
- Short positions	-	19,634	23	875	36,018	-	-	-	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	12,533	27,923	-	24,146	26,812	-	-	74,151	1,991	2,507
- Short positions	167,556	-	-	-	-	-	-	-	-	2,507
C.5 Financial guarantees given	-	-	-	-	-	-	-	-	-	

Part E - Risks and Hedging Policies (Continued)

Section 4 - Operational risks

QUALITATIVE INFORMATION

Information on operational risk management and monitoring is provided in Part E of the Notes to the Consolidated Accounts.

QUANTITATIVE INFORMATION

The following shows, in percentage terms, the composition of the sources of operational risks by type of event as defined in the New Basel Capital Accord and adopted by the New Regulations for the Prudential Supervision of Banks issued by the Bank of Italy in December 2006 (Circular No. 263) and subsequent revisions.

The categories of reference are as follows:
- Internal fraud: Losses due to unauthorized activities, fraud, misappropriation, or breaches of law, regulations, or company directives that involve at least one internal resource of the bank;
- External fraud: Losses due to fraud, misappropriation, or breaches of law by entities outside of the bank;
- Labor relations and occupational safety: Losses deriving from non-compliance with the law or agreements on the subject of labor, health, and safety at the workplace, or from the payment of compensation for personal injuries or for occurrences of discrimination or failure to apply conditions of equality;
- Customers, products, and professional procedures: Losses deriving from failure to fulfill professional duties to customers or from the nature or characteristics of the product or service provided;
- Physical damage caused by external events: Losses deriving from external events such as natural catastrophes, terrorism, or vandalism;
- Interruptions in operability and system failures: Losses due to interruptions in operativeness, to failures, or to system breakdowns;
- Execution, delivery, and process management: Losses due to failures to complete transactions or in the management of processes, as well as losses due to relations with commercial counterparties, sellers, and suppliers.

clients	48.50%
execution	39.00%
employement practices	9.92%
internal fraud	2.17%
IT system	0.35%
external fraud	0.03%
material demage	0.03%
Total	**100.00%**

During 2009 the main source of operational risks was within the category "Customers, Products, and Professional Practices Procedures", which includes losses deriving from failure to fulfill professional duties to customers or from the nature or characteristics of the product or service provided.

The second category, in terms of the amount of losses, are losses due to errors in execution, delivery, and process management resulting from failures to complete transactions and in process management. There were also losses, in decreasing order of occurrence, deriving from events relating to labor relations and safety at the workplace, and relating to internal fraud. The rest of the risk categories correspond to damage to physical property, external fraud, and breakdowns of the IT system.

Part F - Shareholders' Equity

Part F - Shareholders' Equity (amounts in thousands of €)

Section 1 - Shareholders' Equity

Further information about Shareholders' equity are represented in Part B - Section 14 - Shareholders' equity - Items 130,150,160,170,180,190 and 200".

B.1 Company Shareholders' Equity: breakdown

ITEMS/VALUES	12.31.2009	12.31.2008
1. Share capital	**8,389,870**	**6,684,287**
2. Share premium reserve	**36,581,540**	**34,070,282**
3. Reserves	**8,712,157**	**6,788,218**
- from profits	1,862,246	(199,099)
a) legal	1,434,080	1,231,108
b) statutory	1,679,802	1,015,008
c) treasury shares	-	-
d) other	(1,251,636)	(2,445,215)
- other (*)	6,849,911	6,987,317
4. Equity instruments	-	-
5. Treasury shares	**(2,440)**	**(2,440)**
6. Revaluation reserves	**359,821**	**168,228**
- Available-fo-sale financial assets	143,842	(97,548)
- Property, plant and equipment	-	-
- Intangible assets	-	-
- Hedges of foreign investments	-	-
- Cash flow hedges	(61,041)	(11,244)
- Exchange differences	-	-
- Non-current assets classified held for sale	-	-
- Actuarial gains (losses) on definited benefit plans	-	-
- Changes in valuation reserve pertaining to equity method investments:	-	-
- Special revaluation loans	277,020	277,020
7. Net profit (loss)	**51,001**	**3,281,087**
Total	54,091,949	50,989,662

(*) Reserves - from profits- Other reserves includes the Treasury shares reserve (€2,440 thousand), originally set up by debiting Share Premium.

B.2 Revaluation reserves for avaible-for-sale assets: breakdown

	12.31.2009			12.31.2008		
ASSETS/VALUES	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL	POSITIVE RESERVE	NEGATIVE RESERVE	TOTAL
1. Debt securities	83,426	(52,104)	31,322	7,266	(75,509)	(68,243)
3. Equity securities	103,427	(1,880)	101,547	49,592	(56,361)	(6,769)
3. Units in investment funds	15,757	(4,784)	10,973	23	(22,559)	(22,536)
4. Loans	-	-	-	-	-	-
Total	**202,610**	**(58,768)**	**143,842**	**56,881**	**(154,429)**	**(97,548)**

B.3 Revaluation reserves for avaible-for-sale assets: annual changes

	12.31.2009				
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
1. Opening balance	**(68,243)**	**(6,769)**	**(22,536)**	-	**(97,548)**
2. Positive changes	**244,830**	**127,555**	**34,739**	-	**407,124**
2.1 Fair value increases	240,835	73,408	16,365	-	330,608
2.2 Reclassification through profit or loss of negative provision	4	23,736	18,374	-	42,114
- due to impairment	-	23,717	14,118	-	37,835
- following disposal	4	19	4,256	-	4,279
2.3 Other changes	3,991	30,411	-	-	34,402
3. Negative changes	**145,265**	**19,239**	**1,230**	-	**165,734**
3.1 Fair value reductions	144,497	3,999	1,228	-	149,724
3.2 Reclassification through profit or loss of positive allowances: following disposal	768	13,544	2	-	14,314
3.3 Other changes	-	1,696	-	-	1,696
4. Closing balance	**31,322**	**101,547**	**10,973**	-	**143,842**

Section 2 - Shareholders' Equity and Regulatory Banking Ratios

2.1 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

The tables below provide the main contractual details of innovative instruments included, together with capital and reserves, in Tier 1, Tier 2 and Tier 3 Capital.

1. Tier 1 Capital

Breakdown of subordinated instruments

MATURITY	CURRENCY	INTEREST RATES	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	TOTAL CAPITAL 12.31.2009 (€/000)
Innovative capital instruments					
1) Perpetual	USD	9.20% p.a. for the first 10 years then 3-month euribor + 335 bps	CALL 10.05.10	450,000,000	312,357
2) Perpetual	EURO	8.048% p.a. act/act for the first 10 years then 3-month euribor + 325 bps	CALL 10.05.10	540,000,000	540,000
3) Perpetual	EURO	4.028% p.a. for the first 10 years then 3-month euribor + 176 bps	CALL 10.27.15	750,000,000	750,000
4) Perpetual	GBP	5.396% p.a. for the first 10 years then sterling libor 3m + 176 bps	CALL 10.27.15	300,000,000	337,800
5) Perpetual	GBP	8,6125% p.a.	CALL 06.27.18	210,000,000	236,460
6) Perpetual	EURO	8.145% p.a. act/act for the first 10 years then 3-month euribor + 665 bps	CALL 12.10.19	250,000,000	250,000
Total innovative capital instruments (Tier I)					**2,426,617**

Part F - Shareholders' Equity (Continued)

2. Tier 2 Capital

Breakdown of subordinated instruments

	MATURITY	CURRENCY	INTEREST RATE	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	CONTRIBUTION TO REGULATORY CAPITAL AS AT 12.31.2009 (€/000)
Hybrid capitalisation instruments						
1)	03.31.2010	EURO	6-month euribor + 0.20% p.a.	-	775,000,000	775,000
2)	02.28.2012	EURO	6.10%	-	500,000,000	499,881
3)	02.01.2016	EURO	3.95%	-	900,000,000	897,957
4)	02.01.2016	GBP	5.00%	-	450,000,000	506,092
5)	06.05.2018	EURO	6.70%	-	1,000,000,000	998,500
6)	06.25.2018	EURO	6-month euribor + 1.70% p.a.	-	125,000,000	125,000
Total hybrid capitalisation instruments (Upper Tier II)						**3,802,430**
Subordinated loans						
1)	10.29.2010	EURO	5.20% for 1 year 5.30% for 2 year 5.40% for 3 year 5.50% for 4 year 5.60% for 5 year 5.70% for 6 year 6.25% for 7 year 6.80% for 8 year 7.35% for 9 year 7.90% for 10 year	-	149,400,000	149,400
2)	12.13.2010	EURO	gross annual rate 2.75% of face value for 10 years At maturity a higher yield may be paid in connection with the revaluation of an equity index (Eurostoxx50) calculated on the basis of a formula as set out in the regulations, adjusted, as necessary, by the application of a "Take Profit" clause	-	261,000,000	52,200
3)	03.16.2011	EURO	6% p.a.	-	500,000,000	199,819
4)	06.23.2015	EURO	Until June 2010: 3-month Euribor + 0.45% From June 2010: 3-month Euribor + 1.05%	CALL 06.23.10	300,000,000	299,999
5)	06.30.2015	EURO	Year 1: gross fixed interest rate 3% p.a. Year 2: variable coupon equal to 75% of the 10-year annual swap rate	CALL 06.30.10	400,000,000	368,216
6)	03.30.2016	EURO	Gross fixed interest rate: 3.50% p.a. Year 2: variable coupon equal to 75% of 10-Y annual swap rate	CALL 03.30.11	170,000,000	166,342
7)	03.30.2016	EURO	Gross fixed interest rate: 4.00% p.a. Year 2: variable coupon equal to 65% of 10-Y annual swap rate	CALL 03.30.11	230,000,000	216,428
8)	04.07.2016	EURO	3-month Euribor + 0.30% From April 2011: 3-month Euribor + 0.90%	CALL 04.07.11	400,000,000	397,653
9)	10.21.2016	EURO	3-month Euribor + 0.45%. From October 2011: 3-month Euribor + 1.05%	CALL 10.21.11	650,000,000	649,998
10)	06.15.2015	EURO	3-month euribor +25 bps p.a. for years 1-5 +85 bps p.a. for years 6-10	CALL 06.15.10	500,000,000	499,610
11)	09.20.2016	EURO	3-month euribor +30 bps p.a. for years 1-5 +90 bps p.a. for years 6-10	CALL 09.20.11	1,000,000,000	999,073
12)	09.20.2016	EURO	4.125% p.a. for years 1-5 3-month euribor + 94 bps p.a. for years 6-10	CALL 09.20.11	500,000,000	498,602
13)	09.26.2017	EURO	5.75% p.a.	-	1,000,000,000	996,836
14)	10.30.2017	EURO	5.45% p.a.	-	10,000,000	10,000
15)	10.30.2017	EURO	5.45% p.a.	-	10,000,000	10,000
16)	11.13.2017	EURO	5.54% p.a.	-	10,000,000	10,000
17)	11.27.2017	EURO	5.70% p.a.	-	500,000	500
18)	11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
19)	11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
20)	11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
21)	11.27.2017	EURO	5.70% p.a.	-	5,000,000	5,000
22)	11.27.2017	EURO	5.70% p.a.	-	20,000,000	20,000
23)	11.27.2017	EURO	5.70% p.a.	-	20,000,000	20,000
24)	11.27.2017	EURO	5.70% p.a.	-	20,000,000	20,000

Breakdown of subordinated instruments (continued)

	MATURITY	CURRENCY	INTEREST RATE	CLAUSE OF ADVANCE REFUND	FACE VALUE IN ORIGINAL CURRENCY	CONTRIBUTION TO REGULATORY CAPITAL AS AT 12.31.2009 (€/000)
25)	11.27.2017	EURO	5.70% p.a.	-	40,000,000	40,000
26)	12.04.2017	EURO	EUR_CMS(10Y), calculated on the basis of a formula as set out in the regulations	-	170,750,000	170,750
27)	12.11.2017	EURO	EUR_10Y_CMS, calculated on the basis of a formula as set out in the regulations	-	100,000,000	100,000
28)	12.28.2017	EURO	3-month euribor for years 1-5 3-month euribor + 0.50% for years 6-10	CALL 12.28.12	1,111,572,000	1,111,572
29)	10.16.2018	GBP	6.375% p.a. until 15.10.2013 3-month Libor + 1.38% from 16.10.2013 to maturity	CALL 10.16.13	350,000,000	393,526
30)	09.22.2019	EURO	4.5% p.a. act/act for years 1-10 3-month euribor + 95 bps p.a. for years 11-15	CALL 09.22.14	500,000,000	499,154
31)	01.30.2018	EURO	5.74% p.a.	-	10,000,000	9,984
32)	01.30.2018	EURO	5.74% p.a.	-	10,000,000	9,984
33)	03.03.2023	EURO	6.04% p.a.	-	125,000,000	124,890
34)	03.31.2018	EURO	3-month euribor +0.75% for years 1-5 3-month euribor + 1.35% for years 6-10	CALL 03.31.13	1,340,575,000	1,340,575
35)	04.10.2018	EURO	EUR_10Y_CMS vs. 6m euribor fixed in advance	-	15,000,000	15,000
36)	04.24.2018	EURO	EUR_10Y_CMS, calculated on the basis of a formula as set out in the regulations	-	100,000,000	100,000
37)	01.13.2017	USD	3-month libor +39 b.p.s.	CALL 01.13.12	600,000,000	416,493
38)	01.13.2017	USD	5.634% p.a.	CALL 01.13.12	600,000,000	416,493
39)	01.31.2017	USD	6.05% p.a.	-	750,000,000	520,616
40)	03.31.2019	GBP	9.3725% p.a.	CALL 03.31.14	125,000,000	140,750
Total subordinated loans - Lower Tier II						**11,014,463**
Total						**14,816,893**

3. Tier 3 Capital
As at December 31,2009, there are not subordinated loans Tier 3.

B. QUANTITATIVE INFORMATION

Solvency filters

		12.31.2009	12.31.2008
A.	**Tier 1 before solvency filters**	**46,838,656**	**43,977,370**
B.	Tier 1 solvency filters	(435,277)	(578,720)
	B.1 Positive IAS/IFRS solvency filters	-	-
	B.2 Negative IAS/IFRS solvency filters	(435,277)	(578,720)
C.	**Tier 1 after solvency filters (A+B)**	**46,403,379**	**43,398,650**
D.	**Deductions from tier 1**	**892,413**	**884,810**
E.	**Total TIER 1 (C - D)**	**45,510,966**	**42,513,840**
F.	**Tier 2 before solvency filters**	**15,209,835**	**15,192,820**
G.	**Tier 2 solvency filters**	**(57,961)**	**-**
	G.1 Positive IAS/IFRS solvency filters	-	-
	G.2 Negative IAS/IFRS solvency filters	(57,961)	-
H.	**Tier 2 after solvency filters (F+G)**	**15,151,874**	**15,192,820**
I.	**Deductions from tier 2**	**892,413**	**884,810**
L.	**Total TIER 2(H - I)**	**14,259,461**	**14,308,010**
M.	**Deductions from tier 1 e tier 2**	**838,100**	**697,169**
N.	**Total capital (E+L-M)**	**58,932,327**	**56,124,681**
O.	**TIER 3**	**-**	**-**
P.	**Total capital + TIER 3 (N+ O)**	**58,932,327**	**56,124,681**

Part F - Shareholders' Equity (Continued)

2.2 Capital adequacy

B. QUANTITATIVE INFORMATION

CATEGORIES/ITEMS	12.31.2009 NON WEIGHED AMOUNTS	12.31.2009 WEIGHED AMOUNTS / REQUIREMENTS	12.31.2008 NON WEIGHED AMOUNTS	12.31.2008 WEIGHED AMOUNTS / REQUIREMENTS
A. RISK ASSETS				
A.1 Credit and counterparty risk	411,890,391	96,283,791	434,321,012	102,721,268
1. Standardized approach	390,583,120	89,576,564	417,193,263	96,511,374
2. IRB approaches	13,634,626	4,616,026	10,836,802	4,234,575
2.1 Fundation	-	-	-	-
2.1 Advanced	13,634,626	4,616,026	10,836,802	4,234,575
3. Securization	7,672,645	2,091,201	6,290,947	1,975,319
B. CAPITAL REQUIREMENTS				
B.1 Credit and counterparty risk		7,702,703		8,217,701
B.2 Market Risk		89,183		85,580
1. Standardized approach		89,183		85,580
2. Internal models		-		-
3. Concentration risk		-		-
B.3 Operational risk		120,655		197,254
1. Basic indicator approach (BIA)		-		-
2. Traditional standardized approach (TSA)		60,814		-
3. Advanced measurement approach (AMA)		59,841		197,254
B.4 Other capital requirements		-		-
B.5 Other calculation items		75,454		339,222
B.6 Total capital requirements		7,987,995		8,839,757
C. RISK ASSTS AND CAPITAL RATIOS				
C1. Weighed risk assets		99,849,935		110,496,959
C2. Tier 1 / Weighed risk assets (Tier 1 capital ratio)		45.58%		38.48%
C3. Regulatory capital included Tier 3 / Weighed risk assets (Total capital ratio)		59.02%		50.79%

Part G - Business Combinations

Part G - Business Combinations

Section 1 - Business Combinations achieved during the year

1.1 Business combinations

Business combinations with counterparties outside the Group are carried out using the purchase method prescribed by IFRS 3 - Business Combinations as noted in Part A .2 above concerning the main balance-sheet items.

No business combinations with external counterparties have been completed since December 31, 2008.

During 2009 UniCredit Spa undertook some transaction consisting in transfer of business units to some direct subsidiaries (business combinations under common control).

Specifically the transactions have been:
- "Group ICT," agreed on February 23 with an effective date of March 1, to UGIS, involving the transfer of 46 employees and the related capital items (about €2 million);
- "HR Business Unit," agreed on September 28 with an effective date of October 1, to UniCredit Business Partner, involving the transfer of 276 employees and the related capital items (about €11.4 million);
- "Regulators' Reporting Business Unit," agreed on September 28 with an effective date of November 1, to UniCredit Business Partner, involving the transfer of 12 employees and the related capital items (about €0.7 million);
- "Pension Funds Real Estate Management," agreed on December 16 with an effective date of January 1, 2010, to UniCredit Real Estate, involving the transfer of 21 employees and the related capital items (about €2 million);

These transactions had no economic substance and were accounted for in the acquirer's and acquired entity's accounts in accordance with the continuity principle, under which the acquirer purchases the net assets acquired at their carrying value in the acquired entity's accounts.

Any difference between this value and the purchase price are recognized in an equity reserve both by the acquirer and by the seller.

These transactions have no effect on profit and loss.

Section 2 - Business Combinations occurring after the end of the year

No data to be disclosed in this section.

Part H - Related-Party Transactions

Part H - Related-Party Transactions (amounts in thousands of €)

UniCredit SpA's related parties as defined by IAS 24 with which UniCredit Group companies undertook transactions included:

- UniCredit's direct and indirect subsidiaries
- UniCredit's associates
- UniCredit's key management personnel
- The close relatives of key management personnel and subsidiaries or associates of key management personnel or their close relatives
- Pension Funds benefiting Group employees.

Key management personnel as defined include Directors and managers with strategic responsibility in the areas of planning, directing and controlling the activities of UniCredit, directly or indirectly. Key management personnel include, as well as the Directors including the Managing Director/CEO, the members of the Management Committee and the Head of the Internal Audit Department holding office in 2009.

1. Details of Directors' and Top Managers' Compensation

As required by Consob the following are details of the compensation paid to Members of the Board, the Statutory Auditors and senior managers with responsibility for strategy.

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel
(pursuant to article 78 of CONSOB resolution no. 11971 dated 14 may 1999 et seq.)

INDIVIDUAL	DESCRIPTION OF POSITION	COMPENSATION					
FIRST AND LAST NAME	POSITION HELD (*)	PERIOD IN OFFICE (*)	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS							
Dieter Rampl	Chairman of the Board of Directors	1/1.2009-4/29.2009		1,466	28		12
		4/29.2009-12/31.2009	2011				
	Chairman of the Permanent Strategic Committee	1/1.2009-29/4.2009		17			
		5/12.2009-12/31.2009	2011				
	Chairman of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		17			
		4/29.2009-12/31.2009	2011				
	Chairman of the Remuneration Committee	1/1.2009-4/29.2009		16			
		5/12.2009-12/31.2009	2011				
	Member of the Internal Control & Risk Committee	1/1.2009-4/29.2009		43			
		1/1.2009-4/29.2009	2011				
	Director in other Group companies						5
Luigi Castelletti	Deputy Vice Chairman of the Board of Directors	4/29.2009-12/31.2009	2011	162	2		6
	Member of the Permanent Strategic Committee	5/12.2009-12/31.2009	2011	28			
	Member of the Corporate Governance, HR and Nomination Committee	4/29.2009-12/31.2009	2011	29			
	Member of the Remuneration Committee	5/12.2009-12/31.2009	2011	27			
	Member of the Internal Control & Risk Committee	5/12.2009-12/31.2009	2011	28			
	Director in other Group companies						3
Farhat Omar Bengdara	Deputy Chairman of the Board of Directors	4/29.2009-12/31.2009	2011	161			
	Member of the Permanent Strategic Committee	5/12.2009-12/31.2009	2011	26			

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel continued

INDIVIDUAL	DESCRIPTION OF POSITION		COMPENSATION				
FIRST AND LAST NAME	POSITION HELD (*)	PERIOD IN OFFICE (*)	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS continued							
Vincenzo Calandra Buonaura	Member of the Board of Directors	1/1.2009-4/29.2009		189	3		5
	Deputy Chairman of the Board of Directors	4/29.2009-12/31.2009	2011				
	Member of the Permanent Strategic Committee	5/12.2009-12/31.2009	2011	27			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		44			
		4/29.2009-12/31.2009	2011				
Fabrizio Palenzona	Deputy Chairman of the Board of Directors	1/1.2009-4/29.2009		239			
		4/29.2009-12/31.2009	2011				
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		42			
		5/12.2009-12/31.2009	2011				
	Member of the Corporate Governance, HR and Nomination Committee	4/29.2009-12/31.2009	2011	29			
	Member of the Remuneration Committee	1/1.2009-29/4.2009		14			
Alessandro Profumo	Member of the Board of Directors Chief Executive Officer	1/1.2009-4/29.2009		335	8	651	3,195
		4/29.2009-12/31.2009	2011				
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		42			
		5/12.2009-12/31.2009	2011				
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		44			
		4/29.2009-12/31.2009	2011				
	Director in other Group companies						49
Giovanni Belluzzi	Member of the Board of Directors	4/29.2009-12/31.2009	2011	57	2		3
	Member of the Internal Control & Risk Committee	5/12.2009-12/31.2009	2011	28			
Manfred Bischoff	Member of the Board of Directors	1/1.2009-4/29.2009		84			
		4/29.2009-12/31.2009	2011				
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		42			
		5/12.2009-12/31.2009	2011				
Enrico Tommaso Cucchiani	Member of the Board of Directors	1/1.2009-4/29.2009		82			
		4/29.2009-12/31.2009	2011				
	Member of the Remuneration Committee	5/12.2009-12/31.2009	2011	27			
Donato Fontanesi	Member of the Board of Directors	1/1.2009-4/29.2009		84			
		4/29.2009-12/31.2009	2011				
Francesco Giacomin	Member of the Board of Directors	1/1.2009-4/29.2009		85			
		4/29.2009-12/31.2009	2011				
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		44			
		4/29.2009-12/31.2009	2011				
Piero Gnudi	Member of the Board of Directors	1/1.2009-4/29.2009		84	3		5
		4/29.2009-12/31.2009	2011				
	Member of the Remuneration Committee	5/12.2009-12/31.2009	2011	27			
Friedrich Kadrnoska	Member of the Board of Directors	1/1.2009-4/29.2009		85			
		4/29.2009-12/31.2009	2011				
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		15			
	Member of the Remuneration Committee	5/12.2009-12/31.2009	2011	27			
	Director in other Group companies						4

Part H - Related-Party Transactions (Continued)

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel continued

INDIVIDUAL	DESCRIPTION OF POSITION	COMPENSATION					
FIRST AND LAST NAME	POSITION HELD (*)	PERIOD IN OFFICE (*)	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS continued							
Marianna Li Calzi	Member of the Board of Directors	1/1.2009-4/29.2009		85	3		3
		4/29.2009-12/31.2009	2011				
	Member of the Internal Control & Risk Committee	1/1.2009-4/29.2009		43			
		5/12.2009-12/31.2009	2011				
Salvatore Ligresti	Member of the Board of Directors	1/1.2009-4/29.2009		83			
		4/29.2009-12/31.2009	2011				
Luigi Maramotti	Member of the Board of Directors	1/1.2009-4/29.2009		85			
		4/29.2009-12/31.2009	2011				
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		42			
		5/12.2009-12/31.2009	2011				
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		44			
		4/29.2009-12/31.2009	2011				
Antonio Maria Marocco	Member of the Board of Directors	1/1.2009-4/29.2009		85			
		4/29.2009-12/31.2009	2011				
	Chairman of the Supervisory Body	1/1.2009-4/29.2009		25			
		4/29.2009-12/31.2009	2011				
Carlo Pesenti	Member of the Board of Directors	1/1.2009-4/29.2009		83			
		4/29.2009-12/31.2009	2011				
	Member of the Remuneration Committee	1/1.2009-4/29.2009		40			
		5/12.2009-12/31.2009	2011				
Lucrezia Reichlin	Member of the Board of Directors	4/29.2009-12/31.2009	2011	56			
	Member of the Internal Control & Risk Committee	5/12.2009-12/31.2009	2011	28			
Hans Jürgen Schinzler	Member of the Board of Directors	1/1.2009-4/29.2009		84			
		4/29.2009-12/31.2009	2011				
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		41			
		5/12.2009-12/31.2009	2011				
	Member of the Remuneration Committee	5/12.2009-12/31.2009	2011	27			
Theodor Waigel	Member of the Board of Directors	4/29.2009-12/31.2009	2011	57	2		
Anthony Wyand	Deputy Chairman of the Board of Directors	1/1.2009-4/29.2009		79			
	Member of the Board of Directors	4/29.2009-12/31.2009	2011	56			
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		41			
		5/12.2009-12/31.2009	2011				
	Chairman of the Internal Control & Risk Committee	1/1.2009-4/29.2009		142			
		5/12.2009-12/31.2009	2011				
Franz Zwickl	Member of the Board of Directors	1/1.2009-4/29.2009		84			
		4/29.2009-12/31.2009	2011				
	Member of the Internal Control & Risk Committee	1/1.2009-4/29.2009		43			
		5/12.2009-12/31.2009	2011				
	Director in other Group companies						4
Gianfranco Gutty	Deputy Vice Chairman of the Board of Directors	1/1.2009-4/29.2009		79			
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		15			
	Member of the Corporate Governance, HR and Nomination Committee	1/1.2009-4/29.2009		15			
	Member of the Remuneration Committee	1/1.2009-4/29.2009		14			
	Member of the Internal Control & Risk Committee	1/1.2009-4/29.2009		15			

Remuneration paid to Directors, Statutory Auditors and Key Management Personnel continued

INDIVIDUAL	DESCRIPTION OF POSITION	COMPENSATION					
FIRST AND LAST NAME	POSITION HELD (*)	PERIOD IN OFFICE (*)	EXPIRATION OF TERM OF OFFICE (ON APPROVAL OF ACCOUNTS FOR)	EMOLUMENTS FOR THE POSITION IN THE COMPANY PREPARING THE ACCOUNTS	NON-MONETARY BENEFITS	BONUSES AND OTHER INCENTIVES	OTHER COMPEN-SATION
DIRECTORS continued							
Franco Bellei	Deputy Chairman of the Board of Directors	1/1.2009-4/29.2009		79	1		4
	Member of the Permanent Strategic Committee	1/1.2009-4/29.2009		15			
	Member of the Remuneration Committee	1/1.2009-4/29.2009		14			
Berardino Libonati	Deputy Chairman of the Board of Directors	1/1.2009-29/4.2009		79			
	Member of the Permanent Strategic Committee	1/1.2009-29/4.2009		14			
	Member of the Remuneration Committee	1/1.2009-29/4.2009		14			
Max Dietrich Kley	Deputy Chairman of the Board of Directors	1/1.2009-29/4.2009		26			
	Member of the Remuneration Committee	1/1.2009-29/4.2009		14			
Nikolaus von Bomhard	Deputy Chairman of the Board of Directors	1/1.2009-29/4.2009		27			
STATUTORY AUDITORS							
Giorgio Loli	Chairman of the Board of Statutory Auditors	1/1.2009-12/31.2009	2009	103			4
	Statutory Auditor in other Group Companies						24
Gian Luigi Francardo	Standing Auditor	1/1.2009-12/31.2009	2009	80			3
	Statutory Auditor in other Group Companies						113
Siegfried Mayr	Standing Auditor	1/1.2009-12/31.2009	2009	78			3
Aldo Milanese	Standing Auditor	1/1.2009-12/31.2009	2009	83			3
	Statutory Auditor in other Group Companies						136
Vincenzo Nicastro	Standing Auditor	1/1.2009-12/31.2009	2009	78			3
	Statutory Auditor in other Group Companies						112
Giuseppe Verrascina	Alternate Auditor	1/1.2009-12/31.2009	2009				
	Statutory Auditor in other Group Companies						31
KEY MANAGEMENT PERSONNEL					253	6,240	24,435

(*) The Ordinary Shareholders' Meeting held on 29 April 2009 appointed the new Board of Directors.
Directors Luigi Castelletti (First Deputy Chairman), Farhat Omar Bengdara (Deputy Chairman), Giovanni Belluzzi, Lucrezia Reichlin and Theodor Waigel replaced Gianfranco Gutty (First Deputy Chairman), Franco Bellei (Deputy Chairman), Berardino Libonati (Deputy Chairman), Max Dietrich Kley and Nikolaus von Bomhard
Afterwards, the Board of Directors approved the following resolutions:
on April 29, 2009
- appointment of the Chairman, the Deputy Chairmen and the Chief Executive Officer;
- appointment of the Members of the Corporate Governance, HR and Nomination Committee. Confirmation of Director Antonio Maria Marocco as Chairman of the Supervisory Body;

on May 12, 2009,
- appointment of the Members of the Internal Control & Risk Committee, of the Permanent Strategic Committee and of the Remuneration Committee.

Carlo Pesenti's compensations were paid to Italmobiliare S.p.A.
Compensations for the offices of Director in other Group companies (totaling €2,098 thousand) were paid directly to UniCredit S.p.A.

Part H - Related-Party Transactions (Continued)

Total compensation paid to Directors and top managers in 2009 is given below pursuant to IAS 24 and to the circular no. 262 issued by Banca d'Italia on December 22, 2005 (and updated on November 18, 2009) requiring that also the Statutory Auditors' compensation be included.

In contrast to the Consob table above, these amounts include contributions made by the Company, allocations to severance pay funds and the cost for the year of equity-based payments. The amounts shown do not include compensation for offices held in other Group companies.

Remuneration paid to key management personnel (including directors)

	2009	2008
a) short-term employee benefits	32,711	21,360
b) post-retirement benefits	2,984	2,411
of which: under defined benefit plans	-	-
of which: under defined contribution plans	*2,984*	*2,411*
c) other long-term benefits	85	63
d) termination benefits	8,687	2,300
e) share-based payments	20,672	15,059
Total	**65,139**	**41,193**

The increase in costs versus the previous year is due: to the enlargement of the population included in the Key Management Personnel perimeter, to the return to the payment of a monetary incentive linked to the positive performance achieved and to a higher amount of severances paid in connection with an increased turnover in senior executive population.

2. Related-Party transactions

It is established company practice, in the performance of its activity, to respect at all times the criteria of transparency, substantial and procedural correctness in transactions with related parties, as identified by the CONSOB, with reference to the international accounting principle known as "IAS 24", in line with laws and regulations prevailing from time to time.

As regards procedural profiles, as a listed issuer, in the 90's the company had already defined – in compliance with the recommendations made on the subject by CONSOB – a process for monitoring and informing the Board of Directors (and the Board of Auditors) about significant (atypical and/or unusual) transactions concluded with related parties. This process is intended to formalise the flow of information to the Board of Auditors, with information about the characteristics, the parties involved and the associated effects on the company's balance sheet, income statement and financial position, for all transactions with related parties, as well as to ensure that appropriate information be provided regularly in the management report that accompanies the annual financial statements.

UniCredit, always conscious of its position as a listed issuer, is also required to respect the information requirements foreseen in the CONSOB regulations in force, in relation to transactions with related parties, even when carried out through subsidiaries, whenever the object, payments, methods or timing might affect the security of company assets or the completeness and accuracy of the information, including accounting information, about the listed issuer. In this case, the company is required to make a related party disclosure document available to the public, drawn up according to the outline indicated in the aforementioned regulations.

Notwithstanding the frame of reference indicated above, during the year 2003 the UniCredit Board of Directors deliberated the definition of the criteria of identification of operations carried out with related parties, in compliance with the instructions originally provided by Consob in its communication no. 2064231 of September 30, 2002 and then by the model provided by IAS 24.

Intercompany transactions and/or transactions with related parties in general, both Italian and foreign, carried out by UniCredit in 2009 were performed on the basis of evaluations of reciprocal economic benefits. Conditions were defined strictly on the basis of the criteria of substantial correctness, in line with the shared goal of creating value for the entire group. These transactions were completed, as a rule, under conditions similar to those applied in transactions with unrelated third parties.

The same principle was also applied in relation to the intercompany supply of services, which were quantified on the basis of a minimum charge calculated to recover the related costs of production. The main services supplied internally within the UniCredit Group-information technology, real estate management and back office-are centralised in ad hoc legal entities or dedicated service centres, to achieve significant synergies, and the related level of service is monitored by the central departments of the Issuer. Services are supplied in accordance with specific contracts, i.e., service level agreements, entered intobetween each single supplier and customer. The service level agreements govern, among other things, the type of service to be provided, the amount of payment for the services, and the method by which the payment due is calculated.

While complying with the principle set out in art. 2391 of the Italian Civil Code on the subject of directors' interests, the Company must also comply with art. 136 of Legislative Decree 385/93 (Consolidated Banking Act) on the subject of the obligations of corporate banking officers, which provides that they (or any party related to them) may assume obligations to the bank they manage, direct or control, only after unanimous approval of the governing body and the favorable vote of the members of the controlling body.

For this purpose, the above officers are required to give notice of individuals or legal entities with whom the establishment of possible relations could be construed as generating this type of obligation pursuant to article 136 of Legislative Decree 385/93 (nominees and companies controlled by company officers as well as companies in which they perform administration, management or control functions, and their subsidiaries or parents).

It is company practice to use the services of independent experts to issue fairness or legal opinions when the nature of the transaction, including those with related parties, so requires.

The following table sets out the assets, liabilities and guarantees as at December, 31 2009, for each group of related parties.

	12.31.2009				
	SUBSIDIARIES	JOINT VENTURE	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Financial assets held for trading	1,244,672	-	1	-	144
Financial assets at fair value through profit or loss	-	-	-	-	-
Avalaible-for-sale-financial assets	-	-	10,082	-	5,810
Held -to-maturity investments	-	-	-	-	-
Loans and receivables with banks	195,281,741	177,864	-	-	533,526
Loans and receivables with customers	26,005,145	527,601	159,216	-	-
Investments in associates and joint ventures	67,952,261	2,500	1,957,492	-	-
Other assets	3,042,370	277	9,167	-	7
Total assets	**293,526,189**	**708,242**	**2,135,958**	**-**	**539,487**
Deposits from banks	140,597,217	677	16,909	-	30,185
Deposits from customers	3,848,141	-	-	-	-
Securities and financial liabilities	24,495,383	-	-	-	144
Other liabilities	4,111,830	85	401	-	-
Total liabilities	**173,052,571**	**762**	**17,310**	**-**	**30,329**
Guarantees issued and commitments	**47,550,079**	**1,306,027**	**-**	**-**	**1,117**

The following table sets out the impact of transactions with related parties on the main Income Statement items, for each group of related parties.

	2009				
	SUBSIDIARIES	JOINT VENTURE	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES
Interest income and similar revenues	6,067,380	48,265	4,214	-	3,121
Interest expenses and similar charges	(3,826,597)	(260)	(4,129)	-	(1,367)
Fee and commission income	43,947	266	47	-	-
Fee and commission expenses	(43,110)	(7)	(8,192)	-	-
Dividend income and similar revenue	1,253,444	-	29,411	-	-
Gains and losses on financial assets and liabilities held for trading	843,293	-	-	-	-
Fair value adjustments in hedge accounting	113,879	-	-	-	-
Staff expenses	21,907	2,345	(564)	-	-
Other administrative expenses	(226,530)	(8)	(378)	-	-
Other operating expenses	(1,669)	(124)	-	-	-
Other operating income	186,144	948	8	-	-
Total	**4,432,088**	**51,425**	**20,417**	**-**	**1,754**

Pursuant to the provisions of applicable regulations, in 2009 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

In respect of non-recurring events and transactions which are particularly important in view of the corporate organization, further details are provided in the consolidated Report on Operations (chapters "Corporate Transactions and Rationalization of Group Operations", "Subsequent events").

Information on Stock options and other equity instruments granted to directors, general managers and other key management personnel, in accordance with Section 78 of the Issuers' Regulation no. 11971 requirements, are provided below.

Part H - Related-Party Transactions (CONTINUED)

UniCredit Stock option granted to Directors, General Managers and other key management personnel

(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

		OPTIONS HELD AT BEGINNING OF THE PERIOD (1)			OPTIONS GRANTED DURING THE PERIOD			OPTIONS EXERCISED DURING THE PERIOD			OPTIONS EXPIRED IN THE PERIOD (2)	OPTIONS HELD AT THE END OF THE PERIOD (3)		
FULL NAME	POSITION HELD	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MARKET PRICE AT EXERCISE DATE	NUMBER OF OPTIONS	NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY
Alessandro Profumo	Managing Director/CEO	40,289,716	4.3978	Jan-2016	-	-	-	-	-	-	7,889,028	32,400,688	4.4332	Jul-2017
Other managers	Key management personnel	51,451,228	4.4986	Jan-2018	-	-	-	-	-	-	5,972,697	45,478,531	4.4950	Jul-2018
Totale stock option		**91,740,944**			**-**			**-**			**13,861,725**	**77,879,219**		

(1) The opening balance is different from 2008 ending balance because some changes in managers qualified as KMP had occurred and the free capital increase resolved by the UniCredit Annual General Meeting on April 29, 2009 ("scrip dividend"), implied the recommendation by AIAF (Associazione Italiana Analisti Finanziari) to apply an "adjustment factor" equal to 0.88730816.

(2) Options expired in the period includes 3,696,150 rights cancelled after resignation / retirement with loss of rights.

(3) Options held at the end of the period by managers qualified as Key Management Personnel includes 1,831,867 rights granted to managers who leaved KMP's office during 2009 without loss of rights. "Average exercise price" and "Average maturity" are weighted according to the number of rights.

Other UniCredit equity instruments granted to Directors, General managers and other key management personnel

(pursuant to Article 78 of CONSOB Resolution No. 11971 dated 14 May 1999 et seq.)

		PERFORMANCE SHARES HELD AT BEGINNING OF THE PERIOD (1)			PERFORMANCE SHARES GRANTED DURING THE PERIOD			PERFORMANCE SHARES EXERCISED DURING THE PERIOD			PERFORMANCE SHARES EXPIRED IN THE PERIOD (2)	PERFORMANCE SHARES HELD AT THE END OF THE PERIOD (3)		
FULL NAME	POSITION HELD	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MARKET PRICE AT EXERCISE DATE	NUMBER OF OTHER EQUITY INSTRUMENTS	NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE	AVERAGE MATURITY
Alessandro Profumo	Managing Director/CEO	2,456,948	-	Sep-2010	-	-	-	-	-	-	538,707	1,918,241	-	Mar-2011
Other managers	Key management personnel	9,065,208	-	Aug-2010	-	-	-	177,783	-	1.7522	2,632,440	6,254,985	-	Feb-2011
Total Performance shares		**11,522,156**					**-**	**177,783**			**3,171,147**	**8,173,226**		

(1) The opening balance is different from 2008 ending balance because some changes in managers qualified as KMP had occurred and the free capital increase resolved by the UniCredit Annual General Meeting on April 29, 2009 ("scrip dividend"), implied the reccomandation by AIAF (Associazione Italiana Analisti Finanziari) to apply an "adjustment factor" equal to 0.88730816.

(2) Performance Shares expired in the period includes 677,376 promised shares cancelled after resignation / retirement with loss of rights.

(3) Performance Shares held at the end of the period by managers qualified as Key Management Personnel includes 208,900 promised shares granted to managers who leaved KMP's office during 2009 without loss of rights.

"Average maturity" is weighted according to the number of promised shares.

Further information related to the mentioned long term incentive plans are exposed in "Part I - Share based payments".

Due to the exercise of synthetic Cash-Settled Share Appreciation Rights linked to the share-value of some not listed subsidiaries, €527 thousand has been settled to Key management personnel.

Part I - Share-based Payments

Part I - Share-based Payment

A. Qualitative information

Description of share-based payments

1. OUTSTANDING INSTRUMENTS

Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payments;**
- **Cash Settled Share Based Payments**[1].

The first category includes the following:
- **Stock Options** allocated to selected Top & Senior Managers and Key Talents of the Group;
- **Performance Shares** allocated to selected Top & Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares that the Company undertakes to grant, conditional upon achieving performance targets set at Group and strategic area in the Strategic Plan and any amendments thereto approved by the Board;
- **Employee Share Ownership Plan (ESOP)** that offers to eligible Group employees the possibility to buy UniCredit ordinary shares with the following advantages: granting of free ordinary shares ("Discount Shares" and "Matching Shares" or, for the second category, rights to receive them) measured on the basis of the shares purchased by each Participant ("Investment Shares") during the "Enrolment Period". The granting of free ordinary shares is subordinated to vesting conditions (other than market conditions) stated in the Plan Rules.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value of Pioneer Global Asset Management (PGAM).

2. MEASUREMENT MODEL

2.1 Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of stock options.

This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple **(M)**;
- probability of beneficiaries' early exit **(E)** after the end of the Vesting Period.

Any new Stock Options' Plans haven't been granted during 2009.

2.2 Other equity instruments (Performance Shares)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.
Any new Performance Shares' Plans haven't been granted during 2009.

2.3 Employee Share Ownership Plan

For both Discount Shares and Matching Shares (or rights to receive them) the fair value is measured at the end of the Enrolment Period according to the weighed average price paid by Participants to buy the Investment Shares on the market.
The following tables show the measurements and parameters used in relation to Discount Shares and Matching Shares (or rights to receive them) connected to the "Employee Share Ownership Plan" approved in 2008.

Measurement of Discount Shares ESOP 2008

	DISCOUNT SHARES
Date of Discount Shares delivery to Group employees	Jan-18-2010
Vesting Period Start-Date	Jan-1-2009
Vesting Period End-Date	Dec-31-2009
Discount Shares' Fair Value per unit [€]	1.702

Measurement of Matching Shares ESOP 2008

	MATCHING SHARES
Date of Matching Shares (or related rights) delivery to Group employees	Jan-18-2010
Vesting Period Start-Date	Jan-1-2010
Vesting Period End-Date	Dec-31-2012
Matching Shares' (or related rights) Fair Value per unit [€]	1.702

1. Linked to the economic value of instruments representing a Subsidiary's Shareholders' Equity.

Within the limits of the "Employee Share Ownership Plan" approved in 2008:
- all Profit and Loss and Net Equity effects related to Discount Shares had been booked during 2009 (excepting adjustments, according to Plan Rules, that will be booked during 2010);
- during the three-year period 2010-2012 will be booked the Profit and Loss and Net Equity effects related to Matching Shares (or rights to receive them).

B. Quantitative information

1. ANNUAL CHANGES

UniCredit Stock Options

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	YEAR 2009 (1) NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY	YEAR 2008 (1) NUMBER OF OPTIONS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY
A. Outstanding at beginning of period	**256,483,798**	**4.2875**	**Nov-2016**	**179,821,182**	**4.5614**	**Dec-2015**
B. Increases						
B.1 New issues				88,127,044	3.7134	Jul-2018
B.2 Other						
C. Decreases						
C.1 Forfeited	13,306,559	4.4779		7,751,133	4.6566	
C.2 Exercised				3,590,226	2.2063	
C.3 Expired	20,746,272	4.2955		123,069	1.9602	
C.4 Other						
D. Outstanding at end of period	**222,430,967**	**4.2753**	**Jun-2017**	**256,483,798**	**4.2875**	**Nov-2016**
E. Vested Options at end of period	**86,743,028**	**3.7999**	**Aug-2015**	**72,067,805**	**3.6917**	**Apr-2012**

(1) The information related to Number of options and Average exercise price had been modified as the free capital increase resolved by the UniCredit Annual General Meeting on April 29, 2009 ("scrip dividend"), implied the recommendation by AIAF (Associazione Italiana Analisti Finanziari) to apply an "adjustment factor" equal to 0.88730816.

Other UniCredit equity instruments: Performance Shares and Restricted Shares

ITEMS/NUMBER OF OTHER EQUITY INSTRUMENTS AND EXERCISE PRICE	YEAR 2009 NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY	YEAR 2008 NUMBER OF OTHER EQUITY INSTRUMENTS	AVERAGE EXERCISE PRICE [€]	AVERAGE MATURITY
A. Outstanding at beginning of period	**46,923,880**	**-**	**Aug-2010**	**30,087,788**	**-**	**Oct-2009**
B. Increases						
B.1 New issues				18,785,807	-	Dec-2011
B.2 Other (1)	5,259,484	-				
C. Decreases						
C.1 Forfeited	12,854,032	-		1,949,715	-	
C.2 Exercised (2)	4,254,455	-				
C.3 Expired						
C.4 Other						
D. Outstanding at end of period (3)	**35,074,877**	**-**	**Apr-2011**	**46,923,880**	**-**	**Aug-2010**
E. Vested instruments at end of period	**8,579,747**			**10,058,850**		

(1) This item refers to the increase in number of Performance Shares promised to beneficiaries as consequence of the "adjustment factor" equal to 0.88730816 recommended by AIAF (Associazione Italiana Analisti Finanziari), after the free capital increase resolved by the UniCredit Annual General Meeting on April 29, 2009 ("scrip dividend"). The "adjustment factor" had been applied only to Performance Shares promised to beneficiaries still entitled to receive them on May 18, 2009 (trading date "ex attribution").
(2) The average market price at the exercise date is equal to € 1.6917.
(3) UniCredit undertakes to grant, conditional upon achieving performance targets set in the Strategic Plan, 35,074,877 ordinary shares at the end of 2009 (43,977,880 ordinary shares at the end of 2008).

Part I - Share-based Payments (Continued)

According to ESOP 2008 Plan Rules, in January 2010 had been delivered to Group Participants:
- 278,650 Discount Shares related to services rendered during 2009;
- 1,018,108 Matching Shares and 157,377 rights to receive them; these shares (or rights) are subject to a three-year vesting during the period 2010-2012.

The said above UniCredit free ordinary shares had been acquired on the market.

2. OTHER INFORMATION

Employee Share Ownership Plan 2009

In April 2009 the Ordinary Shareholders' Meeting approved the "UniCredit Group Employee Share Ownership Plan 2009" ("ESOP 2009") that offers to eligible Group employees the opportunity to purchase UniCredit ordinary shares at favorable conditions in order to reinforce employees' sense of belonging and commitment to achieve the corporate goals.

The ESOP 2009 was launched on October 27, 2009 in ten countries across the Group (Austria, Bulgaria, Czech Republic, Germany, Hungary, Italy, Poland, Romania, Serbia and Slovakia) with a participation rate of about 3.9% of the eligible employees.

The ESOP 2009 is a broad based share plan under which:
1. during the **"Enrolment Period"** (from January 2010 to December 2010) the Participants can buy UniCredit ordinary shares ("Investment Shares") by means of monthly or one-off contributions (via one to three installments in March, May and/or October 2010) taken from their Current Account. In case, during this Enrolment Period, a Participant leaves the Plan, he/she will lose the right to receive any free ordinary shares at the end of the Enrolment Period;
2. at the end of the Enrolment Period (January 2011), each Participant will receive one free ordinary share **("Discount Share")** every 20 shares purchased; Discount Shares will be locked up for three years;
3. furthermore, at the end of the Enrolment Period, the Participant will receive another free restricted share **("Matching Share")** every 5 shares acquired, considering for the computation both the Investment Shares and the Discount Shares; also this free ordinary share will be subject to lockup for the next three years but, differently from the Discount Share, the Participant will lose the entitlement to the Matching Share if, during the three-year holding period, he/she will no longer be an employee of a UniCredit Group Company unless the employment has been terminated for one of the specific reasons stated in the Rules of the Plan. In some countries, for fiscal reasons, it will not be possible to grant the Matching Shares at the end of the Enrolment Period: in that case an alternative structure is offered that provides to the Participants of those countries the right to receive the Matching Shares at the end of the Holding Period ("Alternative Structure");
4. during the **"Holding Period"** (from January 2011 to January 2014), the Participants can sell the Investment Shares purchased at any moment, but they will lose the corresponding Matching Shares (or right to receive them).

Discount Shares and Matching Shares are qualified as "Equity Settled Share-based Payments" as Participants, according to Plan's Rules, will receive UniCredit Equity Instruments as consideration for the services rendered to the legal entity where they are employed. For both Discount Shares and Matching Shares (or rights to receive them) the fair value will be measured at the end of the Enrolment Period according to the weighed average price paid by Participants to acquire the Investment Shares on the market.

All Profit and Loss and Net Equity effects related to ESOP 2009 will be booked as follows:
- during 2010 for Discount Shares;
- during the three-year period 2011-2013 for Matching Shares (or rights to receive them).

ESOP 2009 has not been produced any effect on 2009 Financial Statement.

Effects on Profit or Loss

All Share-Based Payment granted after November 7, 2002 which *vesting period* ends after January 1, 2005 are included within the scope of the IFRS2.

Financial statement presentation related to share based payments

	2009		2008	
	TOTAL	PIANI VESTED	TOTAL	PIANI VESTED
Costs	**37,875**		**31,186**	
- connected to Equity Settled Plans (1)	37,875		31,186	
- connected to Cash Settled Plans	-		-	
Debts for Cash Settled Plans (2)	**5,157**	**5,157**	**2,836**	**2,836**
- of which Intrinsic Value		4,276		1,917

(1) Partly included in "other administrative expenses".
(2) These debts are related to PGAM share's based medium - long term incentive plans and are offset by an equal credit towards PGAM that is booked in "other assets". Costs related to these incentive plans are recognized by the subsidiaries receiving "services" from the grantees.

Part L - Segment Reporting

Part L - Segment Reporting

Segment Reporting of UniCredit S.p.A., Parent Company of the UniCredit banking group, is provided in Part L) of the consolidated notes to the accounts, in accordance to the IFRS 8.

Annexes

Annexes

Reconciliation of Condensed Account to Mandatory Reporting Schedule (Amounts in million of €)

A reconciliation of the reclassified balance sheet and profit and loss account to the mandatory reporting schedules, is provided below.

Balance Sheet

	AMOUNTS AS AT		SEE NOTES TO THE ACCOUNTS
	12.31.2009	12.31.2008	
Assets			Part B) Assets
Cash and cash balances = *item 10*	5,914	33	Table 1.1
Financial assets held for trading = *item 20*	6,352	9,005	Table 2.1
Loans and receivables with banks = *item 60*	203,963	208,439	Table 6.1
Loans and receivables with customers = *item 70*	51,665	36,519	Table 7.1
Financial investments	83,833	80,078	
30. Financial assets at fair value through profit or loss	*435*	*318*	Table 3.1
40. Available-for-sale financial assets	*9,427*	*3,284*	Table 4.1
50. Held-to maturity invstments	*4,059*	*6,623*	Table 5.1
100. Investments in associates and joint ventures	*69,912*	*69,853*	Table 10.2
Hedging instruments	4,411	2,110	
80. Hedging derivatives	*4,203*	*2,039*	*Table 8.1*
90. Changes in fair value of portfolio hedged items	*208*	*71*	*Table 9.1*
Property, plant and equipment = *item 110*	33	38	Table 11.1
Goodwill = *item 120 - intangible assets net of which: goodwill*	8,739	8,739	Table 12.1
Other intangible assets = *item 120 - Intangible assets net of goodwill*	31	33	Table 12.1
Tax assets = *item 130*	5,563	6,077	
Non-current assets and disposal groups classified as held for sale = *item 140*	-	-	Table 14.1
Other assets = *item 150*	2,452	5,019	Table 15.1
Total assets	**372,956**	**356,090**	

Balance Sheet

	AMOUNTS AS AT		SEE NOTES TO THE ACCOUNTS
	12.31.2009	12.31.2008	
Liabilities and shareholders' equity			Part B) Liabilities
Deposits from banks = item 10	159,607	157,703	Table 1.1
Deposits from customers and debt securities in issue	147,007	131,527	
20. Deposits from customers	*15,911*	*9,193*	Table 2.1
30. Debt securities in issue	*131,096*	*122,334*	Table 3.1
Financial liabilities held for trading = item 40	2,939	3,893	Table 4.1
Financial liabilities at fair value through profit or loss = item 50	-	-	Table 5.1
Hedging instruments	5,045	3,929	
60. Hedging derivatives	*3,585*	*2,914*	Table 6.1
70. Changes in fair value of portfolio hedged items	*1,460*	*1,015*	Table 7.1
Provisions for risks and charges = item 120	1,258	1,490	Table 12.1
Tax liabilities = item 80	615	2,665	
Liabilities included in disposal group classifid as held for sale = item 90	-	-	
Other liabilities	2,393	3,893	
100. Other liabilities	*2,306*	*3,811*	Table 10.1
110. Provision for employee severance pay	*87*	*82*	Table 11.1
Shareholders' equity	54,092	50,990	Part F) Shareholders' Equity
- Capital and reserves	53,958	47,818	
130. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	Table B.1
160. Reserves	*8,712*	*6,789*	
170. Share premium	*36,581*	*34,070*	
180. Issued capital	*8,390*	*6,684*	Table B.1
190. Treasury shares	*-2*	*-2*	Table B.1
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	83	-109	
130. Revaluation reserves, of which: Available-for-sale financial assets	*144*	*-98*	Table B.1
130. Revaluation reserves, of which: Cash-flow hedges	*-61*	*-11*	Table B.1
- Net profit = item 200	51	3,281	
Total liabilities and shareholders' equity	**372,956**	**356,090**	

Reconciliation of Condensed Account to Mandatory Reporting Schedule (CONTINUED)

INCOME STATEMENT

	YEAR 2009	YEAR 2008	SEE NOTES TO THE ACCOUNTS Part C)
Net interest = item 30. Net interest margin	-587	3,426	Tables 1.1 and 1.4
Dividends and other income from equity investments	1,324	2,973	
70. Dividend income and similar revenue	1,324	2,974	Table 3.1
less: dividends from held for trading equity investments included in item 70	..	-1	Table 3.1
Net interest margin	**737**	**6,399**	
Net fees and commissions = item 60	46	2,465	Tables 2.1 and 2.3
Net trading, hedging and fair value income	117	-288	
80. Gains and losses on financial assets and liabilities held for trading	96	-240	Table 4.1
+ dividends from held for trading equity investments included in item 70	..	*1*	*Table 3.1*
90. Fair value adjustments in hedge accounting	-	*-6*	*Table 5.1*
100. Gains and losses on disposal of: d) financial liabilities	*-23*	*7*	*Table 6.1*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	*44*	*-50*	*Table 7.1*
Net other expenses/income	157	-131	
100. Gains and losses on disposal of a) loans	*6*	*-422*	*Table 6.1*
less: Gains (losses) on disposal/repurchases in loans and receivable - impaired position (from item 100 a)	*20*	*422*	
190. Other net operating income	*204*	*217*	*Tables 13.1 and 13.2*
less: Other operating income - of which: recovery of costs	*-73*	*-348*	*Table 13.2*
Net non-interest income	**320**	**2,046**	
OPERATING INCOME	**1,057**	**8,445**	
Payroll costs	-552	-2,948	
150. Administrative costs - a) staff expenses	*-567*	*-3,014*	*Table 9.1*
less: integration costs	*15*	*66*	
Other administrative expenses	-537	-2,492	
150. Administrative costs - b) other administrative expenses	*-538*	*-2,492*	*Table 9.5*
less: integration costs	*1*	-	
Recovery of expenses = item 190. Other net operating income *- of which: Operating income - recovery of costs*	*73*	*348*	*Table 13.2*
Amortisation, depreciation and impairment losses on intangible and tangible assets	-8	-91	
170. Impairment/write-backs on property, plant and equipment	*-5*	*-57*	*Table 11.1*
180. Impairment/write-backs on intangible assets	*-3*	*-34*	*Table 12.1*
Operating costs	**-1,024**	**-5,183**	
OPERATING PROFIT	**33**	**3,262**	
Provisions for risks and charges	-105	-402	
160. Provisions for risks and charges	*-106*	*-402*	*Table 10.1*
less: integration costs	*1*	-	
Integration costs	-17	-66	
Net impairment losses on loans and provisions for guarantees and commitments	-108	-285	
Gains (losses) on disposal/repurchases in loans and receivables - impaired position (from item 100 a)	*-20*	*-422*	
130. Impairment losses on a) loans	*-38*	*173*	*Table 8.1*
130. Impairment losses on d) other financial assets d) altre operazioni finanziarie	*-50*	*-36*	*Table 8.4*
Net income from investments	-205	-286	
100. Gains and losses on disposal of b) available-for-sale financial assets	*74*	*95*	*Table 6.1*
130. Impairment losses on:			
b) available-for-sale financial assets	*-156*	*-569*	*Table 8.2*
210. Profit (loss) of associates of which: Write-backs (write-downs) of equity investments	*-126*	*7*	*Table 14.1*
210. Profit (loss) of associates of which: gains (losses) on disposal equity investments	*3*	*180*	*Table 14.1*
240. Gains (losses) on disposal of investments	..	*1*	*Table 17.1*
PROFIT BEFORE TAX	**-402**	**2,223**	
Income tax for the period = item 260. Tax expense (income) related to profit or loss from continuing operations	453	1,058	Table 18.1
NET PROFIT (LOSS) FOR THE YEAR	**51**	**3,281**	

Disclosure of fees paid to the Auditing Firm and to entities belonging to its network for financial year 2009

(pursuant to article 149-duodecies, CONSOB Regulation no. 11971/99, as supplemented)

Disclosure of External Auditors' Fees - UniCredit S.p.A. - Financial Year 2009 - KPMG network

As prescribed by §149-duodecies of the Consob Issuers Regulation, the following table gives fees paid in 2009 for audit services rendered by KPMG SpA and firms in its network.

EXTERNAL AUDITING	SERVICE PROVIDER NAME OF AUDITING FIRM	UNICREDIT GROUP SUBSIDIARY ASSIGNING THE SERVICE COMPANY NAME	DESCRIPTION OF SERVICE	FEES (€'000)[1]
Auditing Firm	KPMG S.p.A.	UniCredit S.p.A.	Audit of Company and Consolidated Accounts and First Half Report, accounting checks and foreign branches (2)	€ 1,090
Auditing Firm Total				€ 1,090
External Auditing Total				**€ 1,090**

CHECKING FOR THE PURPOSES OF OTHER OPINIONS	SERVICE PROVIDER NAME OF AUDITING FIRM	UNICREDIT GROUP SUBSIDIARY ASSIGNING THE SERVICE COMPANY NAME	DESCRIPTION OF SERVICE	FEES (€'000)[1]
Auditing Firm	KPMG S.p.A.	UniCredit S.p.A.	Issuing a comfort letter on the accounts presented in the Prospectus for the rights issue; limited review of the consolidated interim report at Sept. 30, 2009; comfort letters concerning bond issues; audit of the sustainability report and related reporting system; signing the Italian tax declaration forms (Modello Unico and Modello 770 S/O), report on the value of Fondo Capital Italia S.A. shares	€ 3,253
Auditing Firm Total				€ 3,253
Network Auditing Firm(s)				-
Network Auditing Firm(s) Total				-
Data Checking Total				**€ 3,253**

OTHER NON-AUDITING SERVICES	SERVICE PROVIDER NAME OF AUDITING FIRM	UNICREDIT GROUP SUBSIDIARY ASSIGNING THE SERVICE COMPANY NAME	DESCRIPTION OF SERVICE	TYPE	FEES (€'000)[1]
Auditing Firm	KPMG S.p.A.	UniCredit S.p.A.	Checking the English translation of the annual accounts and first half report	Checking	€ 14
Auditing Firm Total					€ 14
Network Auditing Firm(s)	KPMG Advisory S.p.A.	UniCredit S.p.A.	assessment of fraud risk		€ 40
Network Auditing Firm(s) Total					**€ 40**
Other Non-Auditing Services Total					**€ 54**
Grand Total					**€ 4,397**

1. net of VAT and out-of-pocket expenses (expenses are included as regards the service of issuing a comfort letter on the accounts presented in the Prospectus for the rights issue).
2. Contract authorized by the Resolution of the Shareholders' Meeting of May 10, 2007 for a total amount of € 770,000. Following the absorption of former Capitalia entities and the following business combinations, a further contract implying a total cost of €316,000 (plus the Istat inflation indexation effect of € 4,000) was authorized by a Board Resolution dated February 12, 2009.

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (amounts in €)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Pension Fund for the employees of Cassa di Risparmio di Trieste Collections Division" Registration no. 9081	96	-	Defined benefit		Payable by the company: 5.25% Payable by the employee: 1.35% - 3% depending on category
Opening balance as at 12.31.2008				**5,260,746**	
Provisions for the year:					
- interest cost				265,478	
- actuarial gains/losses recognised in the year				-204,194	
Benefits paid in the year				469,520	
Balance as at 12.31.2009				**4,852,510**	
Present value of the liabilities				**4,923,487**	
Non-recognised actuarial gains/losses				**-70,977**	
"Supplementary Pension Fund for employees of Cassa di Risparmio di Torino in liquidation" Registration no. 9084	4	-	Defined benefit		
Opening balance as at 12.31.2008				**145,837**	
Provisions for the year:					
- interest cost				13,762	
- actuarial gains/losses recognised in the year				103,449	
Benefits paid in the year				28,246	
Balance as at 12.31.2009				**234,802**	
Present value of the liabilities				**308,516**	
Non-recognised actuarial gains/losses				**-73,714**	
"Supplementary Pension Fund for the collection management staff of Cassa di Risparmio di Torino" Registration no. 9085	164	-	Defined benefit		Payable by the company according to technical accounts
Opening balance as at 12.31.2008				**10,592,368**	
Provisions for the year:					
- interest cost				560,474	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,144,636	
Balance as at 12.31.2009				**10,008,206**	
Present value of the liabilities				**10,243,562**	
Non-recognised actuarial gains/losses				-235,356	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary Company Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, the Social Security Fund for employees of the agencies of the Tax Collections Service, and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Section A Registration no. 9131	443	-	Defined benefit		Payable by the company according to technical accounts + average monthly Euribor rate on equity
Opening balance as at 12.31.2008				**37,227,598**	
Provisions for the year: - interest cost				1,866,865	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				4,625,314	
Other increases				9,526	
Balance as at 12.31.2009				**34,478,675**	
Present value of the liabilities				**39,035,376**	
Non-recognised actuarial gains/losses				**-4,556,701**	
"Contract for Pensions and Social Security for Staff belonging to the Management/Senior Management, Officers, Managers, Employees, Subordinate employee and Auxiliary staff categories of Cariverona Banca Spa" Registration no. 9013	959	2	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**71,735,332**	
Provisions for the year: - interest cost				3,625,959	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				8,633,786	
Other increases				95,701	
Balance as at 12.31.2009				**66,823,206**	
Present value of the liabilities				**73,998,313**	
Non-recognised actuarial gains/losses				**-7,175,107**	

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary pension fund of the obligatory insurance, invalidity, widows and survivors insurance (managed by the INPS) of the Cassa di Risparmio di Ancona" (absorbed on 1/10/89 by Cariverona Banca Spa) - Registration no. 9033	45 (*)	-	Defined benefit		Payable by the Company 10% + technical accounts
Opening balance as at 12.31.2008				**4,121,898**	
Provisions for the year:					
- interest cost				145,829	
- actuarial gains/losses recognised in the year				-987,604	
Benefits paid in the year				404,829	
Employees contributions				432	
Balance as at 12.31.2009				**2,875,726**	
Present value of the liabilities				**3,003,226**	
Non-recognised actuarial gains/losses				**-127,500**	
(*) of which:1 deferred benefit					
"Pension fund for employees, clerks and auxiliary workers of Banca Cuneese Lamberti Meinardi & C. - Cuneo" (absorbed on 1/8/92 by Cariverona Banca Spa) - Registration no. 9012	37 (*)	4	Defined benefit		Payable by the Company on the basis of the technical accounts Payable by Employees: 1%
Opening balance as at 12.31.2008				**4,045,303**	
Provisions for the year:					
- interest cost				212,639	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				348,368	
Employees contributions				1,323	
Balance as at 12.31.2009				**3,910,897**	
Present value of the liabilities				**4,612,099**	
Non-recognised actuarial gains/losses				**-701,202**	
(*) of which: 3 deferred benefit					
"Pension fund for the employees of the former Credito Fondiario delle Venezie Spa" Registration no. 9067	9	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**1,301,348**	
Provisions for the year:					
- interest cost				66,574	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				108,598	
Balance as at 12.31.2009				**1,259,324**	
Present value of the liabilities				**1,380,059**	
Non-recognised actuarial gains/losses				**-120,735**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Agreement for the regulation of the social security benefits of the employees of the Istituto Federale delle Casse di Risparmio delle Venezie Spa" - Registration no. 9068	60	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**4,570,903**	
Provisions for the year: - interest cost				243,858	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				549,092	
Balance as at 12.31.2009				**4,265,669**	
Present value of the liabilities				**4,943,862**	
Non-recognised actuarial gains/losses				**-678,193**	
"Internal Company Fund (FIA) of the former Credito Romagnolo" + CIP former Banca del Friuli - Registration no. 9151	1,190	-	Defined benefit		Payable by the Company from 2.5% to 6% +2.5% on equity Payable by the employee from 2% to 6%
Opening balance as at 12.31.2008				**99,430,395**	
Provisions for the year: - interest cost				5,502,903	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				11,797,712	
Balance as at 12.31.2009				**93,135,586**	
Present value of the liabilities				**107,655,309**	
(*) of which: Actual value of the obligation stipulated by the Agreement dated 1.31.1990 item 18				-	
Non-recognised actuarial gains/losses				**-14,519,723**	
"Supplementary Pension Fund for the employees of the former Carimonte Banca Spa" - Registration no. 9147	159	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**12,261,400**	
Provisions for the year: - interest cost				621,804	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,157,511	
Balance as at 12.31.2009				**11,725,693**	
Present value of the liabilities				**12,744,877**	
Non-recognised actuarial gains/losses				**-1,019,184**	

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Fund for the employees of Magazzini Generali" Registration no. 9148	3	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**106,682**	
Provisions for the year:					
- interest cost				6,170	
- actuarial gains/losses recognised in the year				376	
Benefits paid in the year				12,316	
Balance as at 12.31.2009				**100,912**	
Present value of the liabilities				**123,352**	
Non-recognised actuarial gains/losses				**-22,440**	
"Supplementary retirement benefits in favour of the members of the General Management of Credito Italiano who retired between January 1, 1963 and September 30, 1989 attributed to UniCredito Italiano" - Registration no. 9029	15	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**10,676,139**	
Provisions for the year:					
- interest cost				552,003	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				1,189,417	
Balance as at 12.31.2009				**10,038,725**	
Present value of the liabilities				**10,256,755**	
Non-recognised actuarial gains/losses				**-218,030**	
"Company Social Security Fund supplementing INPS benefits. Additional-benefit reserve accounts for employees of former Banca dell'Umbria 1462 S.p.A.", incl. the tax collection service SORIT - Registration no. 9021 e 9020	135	-	Defined benefit		Payable by the Company: reserve coverage Payable by employees: 1.5%
Opening balance as at 12.31.2008				**9,718,805**	
Provisions for the year:					
- interest cost				527,685	
- actuarial gains/losses recognised in the year				194,623	
Benefits paid in the year				1,182,626	
Other increases				4,685	
Balance as at 12.31.2009				**9,263,172**	
Present value of the liabilities				**12,071,843**	
Non-recognised actuarial gains/losses				**-2,808,671**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits of Cassa Risparmio Carpi SpA Defined-benefit reserve account for former employees" - Registration no. 9022	59	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**4,091,814**	
Provisions for the year:					
- interest cost				188,608	
- actuarial gains/losses recognised in the year				-5,165	
Benefits paid in the year				421,826	
Balance as at 12.31.2009				**3,853,431**	
Present value of the liabilities				**3,670,888**	
Non-recognised actuarial gains/losses				**182,543**	
"Pension fund for the employees of former UniCredit Banca Mediocredito" - Registration no. 9127	37	-	Defined benefit		
Opening balance as at 12.31.2008				**3,004,831**	
Provisions for the year:					
- interest cost				147,870	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				437,556	
Balance as at 12.31.2009				**2,715,145**	
Present value of the liabilities				**2,910,066**	
Non-recognised actuarial gains/losses				**-194,921**	
Pension fund for the employees of Capitalia Head Office (former Banco di S.Spirito, former Banco di Roma and former Cassa di Risparmio di Roma)" - Registration no. 9165	131 (*)	12	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2009				**84,230,868**	
Provisions for the year:					
- interest cost				4,312,577	
- actuarial gains/losses recognised in the year				-	
Current service cost(gross)				73,420	
Benefits paid in the year				7,905,090	
Balance as at 12.31.2009				**80,711,775**	
Present value of the liabilities				**88,054,118**	
Non-recognised actuarial gains/losses				**-7,342,343**	

(*) of which: 28 deferred benefit

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
Statement post-employment benefits and pensions for staff of the Cassa di Risparmio di Roma - Registration no. 9096	2,809 (*)	1,336	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**210,333,043**	
Provisions for the year:					
- interest cost				10,205,209	
- actuarial gains/losses recognised in the year				-115,000	
- Current service cost (gross)				1,515,900	
Benefits paid in the year				12,802,156	
Balance as at 12.31.2009				**209,136,996**	
Present value of the liabilities				**204,417,264**	
Non-recognised actuarial gains/losses				**4,719,732**	
(*) of which:549 deferred benefit					
Statement of the "Pension Fund for staff of the former Bi-Pop Group CARIRE - Registration no. 1202	20	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.31.2008				**400,000**	
Provisions for the year:					
- interest cost				128,997	
- peformance of plan assets				-105,529	
Employer contributions				-608,944	
Balance as at 12.31.2009				**-185,476**	
Present value of the liabilities				**2,445,765**	
Present value of plan assets				**2,277,416**	
Present value of the liabilities, not funded by plan assets				**168,349**	
Non-recognised actuarial gains/losses				**-353,825**	
Statement of "Post-employment benefit for staff of Banco di Sicilia" - Registration no. 9161	3,319 (*)	203	Defined benefit		Payable by the Company on the basis of the technical accounts Payable by employees: Senior Management: 0.8% M anagement (3rd and 4th grade): 0.6% Management (1st and 2nd grade): 0.30% Other Staff: 0.15%
Opening balance as at 12.31.2008				**164,374,207**	
Provisions for the year:					
- interest cost				8,835,335	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				14,131,756	
Employees contributions				24,734	
Other increases				276,225	
Balance as at 12.31.2009				**159,378,745**	
Present value of the liabilities				**165,826,140**	
Non-recognised actuarial gains/losses				**-6,447,395**	

(*) of which:104 deferred benefit

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	EMPLOYEES IN SERVICE AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
Statement of the "FIP former Sicilcassa - supplementary pension fund for staff of Cassa Centrale di Risparmio V.E. per le province siciliane" - Registration no. 9063	2,867	-	Defined benefit		Payable by the Company on the basis of the technical accounts
Opening balance as at 12.12.2008				**81,552,208**	
Provisions for the year:					
- interest cost				4,598,000	
- actuarial gains/losses recognised in the year				-	
Benefits paid in the year				10,076,420	
Other decreases				1,957	
Balance as at 12.31.2009				**76,071,831**	
Present value of the liabilities				**86,493,155**	
Non-recognised actuarial gains/losses				**-10,421,324**	
Statement of the "Pension fund for employees of the former Banca di Roma - London Branch	160 (*)	-	Defined benefit		
Opening balance as at 12.31.2008				**16,520,893**	
Provisions for the year:					
- interest cost				1,426,896	
- performance of plan assets				-1,292,891	
- actuarial gains/losses recognised in the year				121,914	
Benefits paid in the year				3,431,814	
Exchange rate effects				1,189,853	
Balance as at 12.31.2009				**14,534,851**	
Present value of the liabilities				**39,090,192**	
Present value of plan assets				**25,303,457**	
Present value of the liabilities, not funded by plan assets				**13,786,735**	
Non-recognised actuarial gains/losses				**748,116**	
(*) of which:127 deferred benefit					
"Pension fund for the employees of the London Branch" (ex Credito Italiano)	98 (*)	6	Defined benefit		
Opening balance as at 12.31.2008				**2,756,383**	
Provisions for the year:					
- current service cost (gross)				155,388	
- interest cost				698,120	
- performance of plan assets				-457,156	
- actuarial gains/losses recognised in the year				-21,779	
Benefits paid in the year				1,097,849	
Exchange rate effects				199,877	
Balance as at 12.31.2009				**2,232,984**	
Present value of the liabilities				**14,149,308**	
Present value of plan assets				**10,954,847**	
Present value of the liabilities, not funded by plan assets				**3,194,461**	
Non-recognised actuarial gains/losses				**-961,477**	

(*) of which: 81 deferred benefit

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (Continued)

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	ACTIVE MEMBERS AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Supplementary Pension Fund of the general obligatory insurance for the employees of the credit section of Cassa di Risparmio di Trento e Rovereto Spa, the Social Security Fund for the employees of the tax collection agencies of the Tax Collection Service and for the employees of the tax collection agency of Cassa di Risparmio di Trento e Rovereto Spa" Sections B e C - Registration no. 9131	-	581	Defined contribution - individual capitalisation		Payable by the Company for employees ante*: min. 2% max 14.35% for employees post*: min. 2% - max 2.35% + empl. sever. pay + average monthly Euribor rate on equity Payable by employees: by employees ante 0.50% by employees post 2%
Opening balance as at 12.31.2008				**42,664,789**	
Decreases:				**3,229,939**	
Capital paid out in the year				3,218,112	
Transfer to other pension funds				11,827	
Increases:				**3,826,406**	
Performance of liquid assets net of operating costs and replacement tax				271,673	
Other changes:					
- contributions paid by employees and the Company (1)				118,499	
- contributions paid by other Group Companies (1)				3,425,317	
- other				10,917	
Balance as at 12.31.2009				**43,261,256**	
FUND ASSETS					
Liquid assets				42,865,976	
Items to be settled				395,280	
Total assets				**43,261,256**	
(1) includes employee severance pay * ante/post employees: those who joined the complementary social security fund before/after 4.28.1993, when Legislative Decree 124/93 came into force					
"Company Pension Fund supplementing INPS benefits. Defined-contribution account of former Banca dell'Umbria 1462 S.p.A." - Registration no. 9021	-	615	Defined contribution		Employees "ante": (*) - payable by the employee 0.25% with the option to contribute also the employee severance pay - payable by theCompany: from 2% to 6.28% Employees "post": (*) - payable by the employee min. 0.25% + sever. pay - payable by the Company: 2%
Opening balance as at 12.31.2008				**34,782,757**	
Decreases:				**3,693,166**	
Capital paid out in the year				3,558,425	
Other changes:					
- payment of insurance policy covering death and invalidity risk				134,741	
Increases:				**2,807,529**	
Performance of liquid assets net of operating costs and replacement tax				460,125	
Other changes:					
- contributions paid by employees and the Company (1)				187,881	
- contributions paid by other Group Companies (2)				2,142,755	
- other				16,768	
Balance as at 12.31.2009				**33,897,120**	
FUND ASSETS					
Liquid assets				33,949,603	
Items to be settled				-52,483	
Total assets				**33,897,120**	
(1) includes employee severance pay and costs in respect of death and invalidity risk cover (2) includes employee severance pay * ante/post employees: those who joined the supplementary social security fund before/after 4.28.1993, when Legislative Decree 124/93 came into force					
"Company Social Security Fund supplementing INPS benefits. Defined-contribution account - (cost of living) of former Banca dell'Umbria 1462 S.p.A." - Registration no. 9021			Defined contribution		
Opening balance as at 12.31.2008				**206,207**	
Provisions for the year				-	
Balance as at 12.31.2009				**206,207**	

(Statement of changes in internal pension funds - continued)

FUNDS AND DESCRIPTION OF MOVEMENTS	NO. OF RETIREES AS AT 12.31.2009	ACTIVE MEMBERS AS AT 12.31.2009	TYPE	ACCOUNTING FIGURES	CONTRIBUTION RATE
"Company Social Security Fund supplementing INPS benefits - Cassa di Risparmio di Carpi S.p.A. - Pension account" - Registration no. 9022	-		Defined contribution - individual capitalisation		Contribution rate employees ante*: from 0% in steps of 0.5% + employee severance pay, up to 2.325% (voluntary) Company contribution rate: - seniority in the Fund 12.31.96 (under 10 years: 3.5%, from 11 to 20 years: 4%, from 21 to 25: 5%, from 26 to 30: 6%, from 31 to 35 years: 6.5%, over 35 years: 1.5%) - rates according to age as at 12.31.96: under 30: 1, from 31 to 35: 1.1, from 36 to 40: 1.2, from 41 to 45: 1.25, from 46 to 50: 1.3 Contribution rate employees post*: - from 0% to 2% in steps of 0.5% + empl severance pay Company contribution rate: 2%
Opening balance as at 12.31.2008				**131,465**	
Decreases:				**118,163**	
Capital paid out in the year				118,163	
Increases:				**2,335**	
Performance of liquid assets				2,335	
Balance as at 12.31.2009				**15,637**	
FUND ASSETS					
Liquid assets net of items to be settled				15,637	
Total assets				**15,637**	
* ante/post employees: those who joined the complementary social security fund before/after 4.28.1993, when Legislative Decree 124/93 came into force					
Company Pension Fund for employees of former UniCredit Banca MEDIOCREDITO S.p.A. - Registration no. 9127	-		Defined contribution		Payable by the Company: 2.75% Payable by the employee: 1% + additional voluntary contribution from 0% to 2%
Opening balance as at 12.31.2008				**152,921**	
Decreases:				**112,260**	
Capital paid out in the year				112,260	
Increases:				**1,386**	
Performance of liquid assets				1,386	
Balance as at 12.31.2009				**42,047**	
FUND ASSETS					
Liquid assets net of items to be settled				42,047	
Total assets				**42,047**	

Internal Pension Funds: Statement of Changes in the Year and Final Accounts (Continued)

Internal Pension Funds

2009 was a very important year as regards the Group Pension Fund's absorption of the various pension funds existing at Group level.

In particular, following the finalization of various agreements with the trade unions concerning the former Cariverona pension fund, the "Fondo Aperto Pensione Più" subscribed by Banco di Sicilia employees, the Bipop-Carire and the former Banca dell'Umbria pension funds, some 12,000 new positions were added to the individual capitalisation section of the Group's Pension Fund

Additionally, the end-of-the-year agreement on the ex CRR Fund, which was a social intervention, solved a long-standing issue in the former Capitalia Group, as it granted its 1,500 members the option of joining the Group's Pension Fund.

The liabilities of defined-benefit internal pension funds are determined by using the projected unit credit method. Funded plans' assets are measured at fair value at the balance-sheet date. The balance sheet consists of the Deficit or Surplus (i.e. the difference between the fund's liabilities and its assets) net of unrecognized actuarial gains or losses. Actuarial gains or losses are recognized in the income statement only if they exceed the 10% corridor.

The average weighted rates of the main financial and actuarial assumptions were the following:

	12.31.2009	12.31.2008
Discount rate	4.77%	5.51%
Expected yield of plan assets	4.58%	4.60%
Expected rate of salary growth	3.02%	3.01%
Future increases in pension benefits	1.80%	2.20%
Expected inflation rate	2.04%	2.06%
Mortality rate (*)	RG48	RG48

(*) only for Italy plans.

Certification

Annual financial statements certification pursuant to Article 81-ter of Consob Regulation no. 11971/99, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Marina Natale (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Article 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24, 1998 n.58, do hereby certify:
   - the adequacy in relation to the Legal Entity features and
   - the actual application

   of the administrative and accounting procedures employed to draw up 2009 annual financial statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2009 annual financial statements has been evaluated applying a Model defined by UniCredit SpA coherent with "Internal Controls – Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also certify that:

   3.1 The 2009 annual financial statements:

   a) was prepared in compliance with applicable international accounting standards recognized by the European Community pursuant to European Parliament and Council Regulation no.1606/2002 of July 19, 2002;

   b) corresponds to results of the books and accounts records;

   c) prepared according to Article 9 of the Legislative Decree N.38/05, is suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer.

   3.2 The Report on operations shall contain a reliable analysis of the trend and operating results, as well as the situation of the Issuer, together with a description of the main risks and uncertainties they are exposed.

Milan, March 16, 2010

Alessandro Profumo

Marina Natale

Mladen Cvijetić,
Milcodoo Trn
Retail Client
Bosnia and Herzegovina

«For many years, I have been using revolving loans from UniCredit Bank Banja Luka. Last year, my company needed to provide immediate guarantees to a new supplier in Serbia. Unfortunately, at that time I was on a business trip to the Czech Republic. My bank advisor suggested that he contact my supplier and issue him a letter of intent from the bank. Thanks to our mutual trust, my business suffered no loss.»

It's easy with UniCredit.



Reports and Resolutions

Report of the Board of Statutory Auditors

Report of the Board of Statutory Auditors

Pursuant to § 153 Legislative Decree 58 dated 24 February 1998

Dear Shareholders,
In 2009 we monitored compliance with the law and the Company's By-Laws, adherence to the principles of proper management, the fitness of the organisational structure for each area of operation, the internal control system and the administrative and accounting procedures, as well as the reliability of such procedures to accurately reflect business operations, the manner of specific implementation of the rules of corporate governance contained in codes of conduct drawn up by companies managing regulated markets or by trade associations, to which the company has publicly declared its adherence, and the appropriateness of instructions issued by the Company to its subsidiaries concerning the disclosure of information to the public, pursuant to § 149 Law 58/98.

We attended the 12 meetings of the Board of Directors, and the Chairman of the Board of Statutory Auditors and one or more Auditors, as designated from time to time, attended the 13 meetings of the Internal Control & Risks Committee.

We obtained information from the Directors on the activities carried out and on the most significant transactions, in terms of their effect on profitability, finance and capital, carried out by the Company and by its subsidiaries, and we ascertained that the actions decided and executed were in accordance with the law and with the company By-Laws and were not manifestly imprudent, reckless or potential generators of conflicts of interest.

In the previous financial year, numerous intercompany and related-party transactions were carried out, as described in the Board of Directors' Report with reference to current CONSOB regulations.

Pursuant to § 23 By-Laws, the Statutory Auditors were provided with all essential information on these transactions.

These transactions were concluded in the Company interest and under similar conditions to those applying to transactions made with unrelated third parties, i.e. in a Group interest perspective with the aim of recovering all costs incurred.

Our examination of the information provided did not reveal any transactions, including intercompany or related-party transactions, that might be considered to be untypical and/or unusual.

****

We carried out our duties by means of direct observation and inspections, as well as meetings with the managers of the various departments to obtain information, data and operational plans. For the reciprocal exchange of relevant information, we held periodic meetings with representatives of the auditing firm KPMG SpA, which is engaged for the auditing, pursuant to § 155 Law 58/98, in respect to UniCredit SpA company financial statements and UniCredit Group consolidated financial statements, and the review of the first half financial statements, as well as verification that the company accounts are properly kept and that all management operations are properly entered in the accounting books.

****

In 2009 the Group Risk Management Department was reorganized to take account of the increasing importance of risk management both from the organizational and regulatory point of view.

As requested by Banca d'Italia and CONSOB, in 2009 the Group dedicated particular attention to strengthening internal audit procedures and improving information included in reports and accounts, as well as to anti-money laundering, business continuity, derivative transactions, loans through external networks and liquidity risk. Planned measures are still underway.

****

In 2009, the Internal Audit maintained its focus on the greatest risks to which the Group is exposed. The activities of the Group Internal Audit determined that the system of internal controls within the Group was satisfactory overall, while noting the need for improvement in a number of areas.

In addition to monitoring the activities of local internal auditors, the Internal Audit Department completed 82 direct audits; of these, 51 concerned the parent company and 31 concerned Group Entities and were carried out jointly with local Internal Audit Departments.

We examined each of these audits and made pertinent recommendations where considered appropriate.

****

The supervisory duties of the Board of Statutory Auditors were also carried out by means of 24 team audits (including one performed on a foreign branch), meetings with the Auditors of the principal Italian subsidiaries, meetings with the Chairs of the Internal Control and Risks Committees of the principal Italian and non-Italian subsidiaries, and meetings with the chief external Auditors of the principal Italian and foreign subsidiaries. No significant findings emerged requiring to be reported to the regulatory authorities.

****

In 2009 and up to the date of this report, the Board of Statutory Auditors received three complaints pursuant to § 2408 Civil Code.

During the shareholders meeting held on 16 November 2009, Mr Salvo Cardillo invited the Board of Statutory Auditors to verify:

1) If the remarks made by of two "employee shareholders" at the meeting held on 29 April 2009 against another shareholder constituted censorship instigated by the Board of Directors or one of the Governing Bodies;
2) The validity of the decision approved by the shareholders meeting on 29 April 2009 based on a proposal made by one shareholder, instead of the proposal prepared by the Board of Directors, without preliminary assessment by Banca d'Italia;
3) If the English language can be used during the shareholders meetings and in the meeting minutes (with the Italian translation).

On point 1, there was no evidence that the Board of Directors or Governing Bodies intended to impose limitations or censorship towards shareholders.

On point 2, the preliminary assessment by Banca d'Italia can only concern changes to the by-laws formally proposed by the Board of Directors, otherwise this would constitute a limitation of a specific shareholder's right: Banca d'Italia may make ex-post remarks, which was not the case.

On point 3, neither Italian laws, nor by-laws and Regulations of the Shareholders meeting require that the meetings be held in Italian and that minutes be written in Italian.

With a letter dated 28 October 2009, Mr Salvo Cardillo asked if UniCredit and/or its non-Italian subsidiaries had performed transactions in own shares and derivatives. In this respect we note that UniCredit, in its capacity as issuer of shares to be traded on regulated markets, shall inform the public and CONSOB of transactions concerning own financial instruments, either performed by UniCredit, by one of its direct or indirect subsidiaries, or by a delegated subject. UniCredit SpA monthly communicates to CONSOB detailed information on transactions within 3 working days from the beginning of the following month. As disclosed on the company's web site, transactions in own shares and derivatives performed by UniCredit and its subsidiaries were normal.

On 11 January 2010 Mr Francesco Santoro invited the Board of Statutory auditors to verify:

1) Who and how many Top/Senior Managers and Strategic Talents benefited from the ESOP plan.
2) Who are the Strategic Talents.
3) If the subscription by Mediobanca of the previous capital increase constituted violation of regulations on cross shareholdings.
4) If there is a reasoned legal opinion according to which Capitalia awarded Mr Geronzi a career award.
5) If the companies with which UniCredit entered into derivative contracts involving the possibility to repurchase previously sold own shares were funded by the Group or by Mediobanca, and what is the average share sale price.
6) If Directors purchased bank shares close to the date of the Board of Directors meeting during which the latest capital increase was approved.
7) If false and reticent information given, in his opinion, by Mr Profumo during the Shareholders meeting, and the sale of shares concurrently with the invitation to employees and the public to buy shares, constituted the crimes of false corporate information, fraudulent transactions in shares, manipulation of share prices, abetting and insider trading.

On point 1) the Board of Statutory Auditors ascertained that no Top/Senior Manager subscribed the plan, while 400 out of 6,700 Strategic Talents benefited from the plan.

On point 2) the Board of Statutory Auditors notes that Strategic Talents are executives involved in specific professional development plans (about 4,200 people) and select managers with talent (about 2,500 people).

On point 3) the Board of Statutory Auditors reminds that regulations on cross shareholdings only refer to shares with voting rights. The 967,564,061 shares subscribed by Mediobanca were used to service the issue of the "cashes" financial instruments and voting rights were suspended. CONSOB clarified that these shares shall not be considered in the calculation of the 2% threshold.

On point 4) the Board of Statutory Auditors confirms its remarks expressed in the report to shareholders relating to 2008.

On point 5) the Board of Statutory Auditors ascertained that the derivative contract was entered into with a leading international bank and did not involve the possibility to repurchase own shares. The average share sale price was €1.69 per share.

On point 6) the Board of Statutory Auditors noted that the Directors did not buy any UniCredit shares after the first quarter of 2009.

On point 7) the Board of Statutory Auditors noted that information communicated by Mr Profumo and by the company were compliant with the regulatory requirements concerning clarifications and disclosure.

In 2009 and up to the date of this report the Board of Statutory Auditors received one petition concerning a complaint received in 2008 which had already been processed, and one complaint which has been settled.

Report of the Board of Statutory Auditors (Continued)

****

With regard to the mandates conferred on the external auditors, the following additional mandates were entrusted to KPMS SpA. and its network ("parties related to the Company responsible for the auditing of ongoing relations" form part of the network, as defined by CONSOB Regulation No. 11971):

- Issuance of a "comfort letter" regarding bond issues on the European market (8), for a fee of €370,000.00;
- Auditing of the English version of the statutory and consolidated accounts at 31 December 2009 and of the half-yearly report at 30 June 2009, for a fee of €13,900.00;
- Auditing of the interim consolidated accounts at 30 September 2009, for a fee of €788,900.00;
- Auditing of pro-forma figures from the Prospectus pertaining to the UniCredit capital increase, and issuance of a "comfort letter" relating to the accounting data in the Prospectus (including expenses), for a fee of €1,700,000.00;
- Signature of the Unified Tax Return form and Simplified and Standard Tax Form 770, for a fee of €25,100.00;
- Auditing of the Sustainability Report of UniCredit Group at 31 December 2009, for a fee of €310,000.00;
- Review of the reporting system for the Sustainability Report of UniCredit Group at 31 December 2009, for a fee of €50,000.00;
- Consultancy on fraud combating activities, for a fee of €40,000.00
- Preparation of the report on the value of Fondo Capital Italia S.A. units as at 31 December 2008, for a fee of €8,500.

****

The Board of Statutory Auditors issued the opinions required pursuant to Art. 2389 of the Civil Code regarding the remuneration of Directors carrying out special duties.

The Board of Statutory Auditors also gave opinions concerning new manager appointments, the sponsorship agreement between UniCredit SpA and Fondazione Teatro alla Scala and the Corporate Governance project.

****

Pursuant to the market regulation instructions issued by Borsa Italiana [Italian Stock Exchange], we have provided you with the Annual Report on the Corporate Governance system and on compliance with the Corporate Governance Code for Listed Companies.

The Board of Statutory Auditors verified the proper application of the assessment criteria and procedures adopted by the Board of Directors to assess the independence of its own members.

****

The external Auditors expressed a positive opinion on the company accounts and consolidated accounts, and confirmed that the main events occurred in 2009 were duly posted and disclosed, also in light of the Banca d'Italia, CONSOB, Isvap Document no 4 dated 3 March 2010.

The Board of Statutory Auditors has noted that the accounts have been prepared in conformity with the applicable rules, and has found the information provided by the Board of Directors in its reports to be complete, adequate and consistent with the data contained in the accounts, as well as with the requirements of Banca d'Italia and CONSOB. The Board of Statutory Auditors believes that the appropriation of the profits for the year, as proposed by the Board of Directors, is not contrary to the provisions of the law and of the By-laws.

31 March 2010

STATUTORY AUDITORS
GIORGIO LOLI (Chairman)
GIAN LUIGI FRANCARDO
SIEGFRIED MAYR
ALDO MILANESE
VINCENZO NICASTRO

List of offices held by Statutory Auditors (Annex 5bis - Table 4)

FIRST AND LAST NAME	COMPANY	OFFICE HELD	EXPIRATION OF TERM OF OFFICE	NR OF POSITIONS HELD IN LISTED COMPANIES	TOTAL NUMBER OF OFFICES HELD
Giorgio Loli				2	17
	Acer Italia SpA	Standing auditor	Approval of Financial Statements at 31/12/2010		
	Coesia SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2011		
	Finprema Srl	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	G.D SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	Isoil Impianti SpA	Standing auditor	Approval of Financial Statements at 31/12/2011		
	Isoil Industria SpA	Standing auditor	Approval of Financial Statements at 31/12/2011		
	Maire Technimont SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	StyleMark SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	Residenziale Immobiliare 2004 SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	Studio Arte Srl	Chairman of the Board of Directors	Approval of Financial Statements at 31/12/2009		
	UniCredit Real Estate SpA	Standing Auditor	Approval of Financial Statements at 31/12/2011		
	UniCredit SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	UniCredit Audit SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2011		
	Consorzio del Compr. Del Porto di S. Teresa Gallura	Member of the Board of Directors	Approval of Financial Statements at 31/12/2012		
	Verde Moscova Soc. Coop	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	Perennius Capital Partners SGR SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	Coesia Packaging Machinary SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
Gian Luigi Francardo				1	5
	UniCredit SpA	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	UniCredit Banca SpA	Standing Auditor	Approval of Financial Statements at 31/12/2010		
	Pioneer Global Asset Management SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	SAIWA SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	Comar Ass.ni SpA in liq.ne coatta amm.va	Official Receiver	Until termination of office		
Siegfried Mayr				1	1
	UniCredit SpA	Standing Auditor	Approval of Financial Statements at 31/12/2009		

Report of the Board of Statutory Auditors (Continued)

FIRST AND LAST NAME	COMPANY	OFFICE HELD	EXPIRATION OF TERM OF OFFICE	NR OF POSITIONS HELD IN LISTED COMPANIES	TOTAL NUMBER OF OFFICES HELD
Aldo Milanese				3	15
	AEM Torino Distribuzione SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	Azimut Holding SpA	Member of the Board of Directors	Approval of Financial Statements at 31/12/2009		
	Centro Estero per l'Internazionalizzazione del Piemonte S.c.p.A. - CEIP S.c.p.A.	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	Federal Mogul Italy Srl	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	Finanziaria Città di Torino Srl	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	Finanziaria Fondazioni SpA in Liquidazione	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	Holding Piemonte e Valle d'Aosta SpA	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	IRIDE SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/20011		
	Pegaso Investimenti Campioni d'Impresa SpA	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	Pronto Assistance SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2011		
	Teksid SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
	UniCredit Family Financing Bank SpA	Standing Auditor	Approval of Financial Statements at 31/12/2011		
	UniCredit SpA	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	UniCredit Private Banking SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	UniManagement Srl	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2009		
Vincenzo Nicastro				2	11
	Filati Bertrand in A.s.	Chairman of the Supervisory Board	//		
	Carrozzeria Bertone SpA in AS	Provisional Liquidator	//		
	UniCredit SpA	Standing Auditor	Approval of Financial Statements at 31/12/2009		
	UniCredit Corporate Banking SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	UniCredit Leasing SpA	Standing auditor	Approval of Financial Statements at 31/12/2011		
	Realty Vailog SpA	Member of the Board of Directors	Approval of Financial Statements at 31/12/2011		
	Reno de Medici SpA	Member of the Board of Directors	Approval of Financial Statements at 31/12/2010		
	Red.IM Srl	Chairman of the Board of Directors	Approval of Financial Statements at 31/12/2011		
	Chia Hotels & Resorts SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2010		
	Cosud Srl	Standing Auditor	Approval of Financial Statements at 31/12/2011		
	Credit Agricole Private Equity Italia SGR SpA	Chairman of the Board of Statutory Auditors	Approval of Financial Statements at 31/12/2011		

Report of the External Auditors

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono +39 02 6763.1
Telefax +39 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of Legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredit S.p.A.

1 We have audited the separate financial statements of UniCredit S.p.A. as at and for the year ended 31 December 2009, comprising the balance sheet, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes thereto. The company's directors are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The separate financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the company's directors restated some of the corresponding figures included in the prior year separate financial statements. We audited such financial statements and issued our report thereon on 9 April 2009. We have examined the methods used to restate the prior year corresponding figures and related disclosures for the purposes of expressing an opinion on the separate financial statements at 31 December 2009.

3 In our opinion, the separate financial statements of UniCredit S.p.A. as at and for the year ended 31 December 2009 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Therefore, they are clearly stated and give a true and fair

view of the financial position of UniCredit S.p.A. as at 31 December 2009, the results of its operations and its cash flows for the year then ended.

4 The directors of UniCredit S.p.A. are responsible for the preparation of a report on operations and a report on the corporate governance and shareholding structure, published in the "Governance" section of UniCredit S.p.A.'s website, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and the information required by article 123-bis.1.c/d/f/l/m and article 123-bis.2.b of Legislative decree no. 58/98 disclosed in the report on the corporate governance and shareholding structure with the financial statements to which they refer, as required by the law. For this purpose, we have performed the procedures required by the Italian Standard on Auditing 001 issued by the Italian Accounting Profession and recommended by Consob. In our opinion, the report on operations and the information required by article 123-bis.1.c/d/f/l/m and article 123-bis.2.b of Legislative decree no. 58/98 disclosed in the report on the corporate governance and shareholding structure are consistent with the separate financial statements of UniCredit S.p.A. as at and for the year ended 31 December 2009.

Milan, 31 March 2010

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

Resolutions passed at the Shareholders' Meeting

Resolutions passed at the Shareholders' Meeting

Resolutions of Shareholders' Meeting on April 22, 2010

After acknowledging the Reports of the Board of Directors and Board of Statutory Auditors for financial year 2009, the ordinary session of UniCredit's Shareholders' Meeting, which was held on April 22, 2010, approved the financial statements at December 31, 2009 and approved the distribution of a dividend per share of €0.03 for ordinary shares and €0.045 for savings shares. The dividend, which was approved by the Shareholders' Meeting, will be payable on May 27, with an ex-dividend date of May 24, 2010.
The ordinary session of the Shareholders' Meeting also nominated the new Board of Statutory Auditors consisting of five standing auditors for financial years 2010-2012 (and thus, their term expires on the date of the Shareholders' Meeting called to approve the financial statements for 2012) as well as two alternate auditors.
The new Board of Statutory Auditors will be made up of the following members:

Chairman: Maurizio LAURI

Standing Auditors:
- Cesare BISONI,
- Vincenzo NICASTRO,
- Michele RUTIGLIANO,
- Marco VENTORUZZO.

Alternate Auditors:
- Paolo Domenico SFAMENI,
- Massimo LIVATINO.

In addition, the Ordinary Shareholders' Meeting set the compensation for each standing auditor at €95,000, and compensation for the Chairman of the Board of Statutory Auditors at €130,000, in addition to an attendance fee of €400 for attending each meeting of the Board of Statutory Auditors.

The Shareholders' Meeting also approved the payment of annual compensation of €40,000 to the Chairman of the Supervisory Body established pursuant to Legislative Decree 231/01, in addition to the payment of an attendance fee of €400 for attending the meetings of the Supervisory Body.

Lastly, the Shareholders' Meeting voted to approve:
- the Group's Compensation Policy;
- the 2010 Share Purchase Plan for all employees of the UniCredit Group;
- the 2010 Long-term Incentive Plan for the UniCredit Group.

Creative concept, Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan

Printed: Grafiche Milani Segrate (Milano)
May 2010

UniCredit

UniCredit Group

Make it simple. It's *easy* with UniCredit.

2009 Consolidated Reports and Accounts

We UniCredit people are committed to generating value for our customers.

As a leading European bank, we are dedicated to the development of the communities in which we live, and to being a great place to work.

We aim for excellence and we consistently strive to be easy to deal with.

These commitments will allow us to create sustainable value for our shareholders.

UniCredit Group

Times change, but commitments do not. We emerged from 2009 with a renewed sense of purpose and direction. What was important to us before is even more important today. Namely, our customers.

Accordingly, we developed a new mission statement in 2009 to reinforce those principles and practices that we believe to be drivers of greater customer centricity. Emphasized in this mission is the desire to make banking as easy as possible for our customers by offering the kind of simple, straightforward solutions that can assist them in achieving their financial goals reliably and efficiently.

This is what we call "real-life banking". It means providing our clients with more than just financial services by giving them the right support at the right time and in the right way. It is about looking our customers in the eye, working closely with them to assess their real-life needs, and then using our expertise to deliver effective solutions through smooth and easy interactions.

We believe that our rigorous dedication to simplicity and transparency will continue to advance excellence in all that we do. It will also maintain and grow the trust of our customers - a trust that is exemplified in the following pages.

This year's report features photographs and personal stories from UniCredit Group customers across Europe, highlighting the concrete role that our company has played in their lives. Each of these individuals, who represent the foundation upon which we are structuring our shared future, has told us about a time we made their life easier.

2009 Consolidated Reports and Accounts

Dace Markeviča
Uralchem Trading Sia
Corporate Banking Client - Latvia

«Uralchem Trading has the assurance that every time, even when it comes to fairly simple banking transactions like payments, UniCredit Bank will look for and find mutually beneficial solutions. The bank's professional staff always offers helpful advice on successful business operations, thereby laying the foundation for mutual trust and a long-term partnership.»

It's easy with UniCredit.



Contents

Secondino Lamparelli,
ReviPlant
Retail Client - Italy

«In 1999, my partners and I started a garden center in the hills above Moncalieri, Turin. Our innovative, customer-oriented approach enabled us to become a major player in this business and an important part of our local community. Thanks to our relationship with UniCredit and its guidance, we have expanded and are still growing.»

It's easy with UniCredit.


GMM
MASTI
TUN
ING
GMM
MASTI

Introduction

José Varga,
Valid Dental-Medical Nagykereskedőház Kft.
Retail Client - Hungary

«We had already been enjoying a good relationship with UniCredit for several years when our employees raised the idea of opening retail bank accounts that offered favorable terms on fees and interest rates.
After we contacted UniCredit Bank, they offered us the opportunity to open new accounts as part of a special "Employee Benefit Package" to the great satisfaction of my employees.»

It's easy with UniCredit.



Board of Directors and Board of Statutory Auditors

Board of Directors

Dieter Rampl	Chairman
Luigi Castelletti	First Deputy Chairman
Farhat Omar Bengdara Vincenzo Calandra Buonaura Fabrizio Palenzona	Deputy Chairmen
Alessandro Profumo	CEO
Giovanni Belluzzi Manfred Bischoff Enrico Tommaso Cucchiani Donato Fontanesi Francesco Giacomin Piero Gnudi Friedrich Kadrnoska Marianna Li Calzi Salvatore Ligresti Luigi Maramotti Antonio Maria Marocco Carlo Pesenti Lucrezia Reichlin Hans-Jürgen Schinzler Theodor Waigel Anthony Wyand Franz Zwickl	Directors
Lorenzo Lampiano	Company Secretary

Board of Statutory Auditors

Giorgio Loli	Chairman
Gian Luigi Francardo Siegfried Mayr Aldo Milanese Vincenzo Nicastro	Standing Auditors
Massimo Livatino Giuseppe Verrascina	Alternate Auditors
KPMG S.p.A.	**External Auditors**
Marina Natale	**Nominated Official in charge of drawing up Company Accounts**

UniCredit S.p.A
Registered Office: Roma, A. Specchi, 16
General Management: Milan, Piazza Cordusio
Registration number in the Rome Trade and Companies Register, tax Code and VAT No. 00348170101
Entered in the Register of Banks
Parent Company of the UniCredito Italiano Banking Group
Banking Group Register No. 3135.1
Member of the Interbank Deposit Protection Fund
Capital Stock: €9,648,790,961.50 fully paid in

Chairman's message to the Shareholders

" Mindful of the challenges ahead, our new Board of Directors, elected in 2009, has focused its efforts on strengthening our governance system to support strong and sustainable long-term performance. "



Dear Shareholders,

The year ahead marks the beginning of a new cycle for the global economy, one that will bring a new set of challenges, but also opportunities for all of us. The good news is that the risk of a second Great Depression has been avoided: the global economy is back on its feet and all the major economic areas have returned to register positive growth - although a few individual countries, including some in Europe, are still in recession.

The recovery owes much to the prompt and decisive reaction of policymakers: the unprecedented stimulus of fiscal and monetary policy has played a determinant role in halting the recession. But the recovery has already begun to show important signs of self-sustainability. First and foremost, it is benefiting from the more balanced structure that the world economy has acquired over the past years. Emerging markets now constitute a large portion of the global economy, and they have been the first to regain traction, becoming the main engine of growth. In fact, the quick and robust upturn in global trade has been the most notable positive surprise, especially given the concerns, widespread only a year ago, of a surge in protectionist pressures.

Looking through the prism of our activities, the main opportunities in this new economic cycle are clear. First of all, our geographical diversification remains one of our strongest assets, especially our substantial presence as a domestic player throughout Central and Eastern Europe. Poland is the only European country that has avoided the recession and is now poised to deliver robust growth in 2010. Turkey is set to enjoy the strongest recovery in Europe this year, confirming its reputation as one of the most reactive economies in the region. Both countries, as others in CEE, benefit from strong macroeconomic fundamentals and a robust financial system, in which UniCredit plays a key role. Second, the stronger improvement outside the Euro area favors companies that are well positioned to capitalize on foreign demand, especially in investment goods and technology. We have a responsibility and an opportunity to support their efforts and to succeed together with them in the global competition game.

The challenges ahead, however, are equally clear and concrete. The prominent role of exports reflects not only the buoyant recovery in the rest of the world, but also the sluggishness and lackluster prospects of private domestic consumption and investment in most of the Euro area. With unemployment still on the rise, consumers are understandably wary of stepping up their consumption. And corporates' investment plans are held back not only by uncertainty on future demand, but in some cases also by the higher level of debt accumulated in past years, and which now requires a gradual deleveraging effort. The still elevated corporate default rates are a reminder that the European corporate sector in general needs to keep strengthening both its balance sheets and its productivity.
Supporting the corporate sector in its restructuring efforts is one of the key challenges that banks face this year.

Mindful of the challenges ahead, our new Board of Directors, elected in 2009, has focused its efforts on strengthening our governance system to support strong and sustainable long-term performance. One of the most important steps has been the development of a new compensation system, which will be submitted for approval to shareholders at this year's Annual General Meeting.

Our new executive compensation model builds on existing global best practices and incorporates the latest key recommendations of international regulatory and surveillance bodies. It combines performance incentives with safeguards to limit risk-taking and ensures that performance is measured in terms of creation of sustainable, long-term value for our stakeholders. We firmly believe it will allow us to recruit and retain talent, maximize our long-term risk-adjusted profitability in line with shareholders' interests, and bolster our reputation.

Our approach on this front has been proactive and industry leading, underscoring our full understanding of the forces shaping the financial system, as well as our readiness to take the initiative.

This same approach has underlined our reassessment of the Group's capital requirements. Thanks to the support of our shareholders, our capital increase has strengthened our financial position and afforded us the freedom and flexibility to sustain the flow of credit to the many small and medium-sized enterprises that are vital to the continued health of communities throughout Europe.

We are well aware that success springs from our reputation and business sustainability. With this in mind, we have launched the "ONE4C" initiative to enhance our organizational structure and to ensure that we continue to be consistently focused on our clients and their needs. In this regard, we will emphasize simplicity and transparency to improve the way we do business with our customers.

Our commitment to stakeholders is not limited solely to financial initiatives. In the aftermath of the Abruzzo earthquake in 2009, the UniCredit Group responded immediately to the human tragedy, partnering with local organizations to provide material aid and assistance to those in need. Besides, we established a current account to meet a tremendous surge of generosity, which helped raise more than four million euros in donations to support the people of Abruzzo.

I would like to express my warm thanks to our managers and employees for their dedication to our Group and for their ability to adapt to the changes we have made in response to the evolving financial environment.

I would also like to acknowledge the invaluable contributions of the members of our new Board, which includes, for the first time, two individuals selected from a list presented by minority shareholders. With a new shareholding structure, including the addition of important institutional shareholders, they have played a key role in strengthening the governance of our enterprise.

Finally, and most importantly, I wish to thank you, our shareholders, without whom we would not be where we are today.

Dieter Rampl
Chairman

HIGHLIGHTS

UniCredit Group operates in 22 countries, with over 165,000 employees and approximately 9,800 branches.

UniCredit Group benefits from a strong European identity, extensive international presence and broad customer base.

Its strategic position in Western and Eastern Europe gives the Group one of the region's highest market shares.

(currency amounts are shown in € million)

OPERATING INCOME	27,572
OPERATING PROFIT	12,248
NET PROFIT	1,702

SHAREHOLDERS' EQUITY	59,689
CORE TIER 1 RATIO[1]	8.47%
TIER 1 RATIO[1]	9.49%

EMPLOYEES[2]	over 165,000
BRANCHES[3]	about 9,800
TOTAL ASSETS	928,760

1. Following the capital raising closed on February 24, 2010.
2. Data as at December 31, 2009. FTE "Full time equivalent" = number of employees counted for the rate of presence.Figures include all employees of subsidiaries consolidated proportionally, such as Koç Financial Service Group employees.
3. Figures include all branches of subsidiaries consolidated proportionately, such as Koç Financial Services branches.
4. Item 120 in profit and loss.


AUSTRIA
AZERBAIJAN
BOSNIA AND HERZEGOVINA
BULGARIA
CROATIA
CZECH REPUBLIC
ESTONIA
GERMANY
HUNGARY
ITALY
KAZAKHSTAN
KYRGYZSTAN
LATVIA
LITHUANIA
POLAND
ROMANIA
RUSSIA
SERBIA
SLOVAKIA
SLOVENIA
TURKEY
UKRAINE



REVENUES BY REGION[4] (%)



40
17.7
7.7
24.4
10.2
Italy
Germany
Austria
CEE
Others

EMPLOYEES BY COUNTRY[2] (%)



33.8
12.6
6.3
12.2
9.8
25.3
Italy
Germany
Austria
Poland
Turkey
Others

BRANCHES BY COUNTRY[3]



4,696
ITALY
783
GERMANY
326
AUSTRIA
1,030
POLAND
889
TURKEY
2,075
OTHERS
9,799
TOTAL

FOCUS

AUSTRIA, GERMANY AND ITALY

UniCredit Group has a strategic position in Austria, Germany and Italy. These three countries account for more than one-third of the GDP of all European Union economies combined and together comprise one of the continent's wealthiest transnational regions.

In each of these countries, GDP per capita is higher than for the European Union as a whole. And Germany is well positioned – in terms of GDP per capita – among the four largest EU economies: France, Germany, the United Kingdom and Italy.

In the wake of the unprecedented slowdown in 2009, the region's economic growth is expected to resume and continue well into the foreseeable future. Specifically, real economic growth is forecast to expand, on average, by roughly 1.6 percent in Austria, 1.6 percent in Germany and 1.2 percent in Italy on average from 2010 to 2014, representing rates in line with, or even well above, those achieved in the previous five-year period.



Exports will increasingly drive future growth. In 2009, exports in goods and services for Austria, Germany and Italy equaled 50.1, 40.8 and 24.0 percent of GDP respectively – among the highest of any EU countries. And these three nations are particularly interconnected with the expanding economies of Central and Eastern Europe (CEE).
More than half of Austrian exports and one-third of German and Italian exports outside of "Old Europe" are directed to the CEE. Furthermore, more than 100,000 Austrian, German and Italian companies are active in the CEE.

The Group's presence has grown both organically and through strategic acquisitions in these countries over the years. Ranked among the top banking network in our three core Western European countries, the Group provides access to roughly 330 branches in Austria, 780 branches in Germany and 4,700 branches in Italy.

Across Europe, UniCredit Group is refining its services by positioning its customers at the core of Group's operations. This includes the use of new client segmentation criteria designed to achieve better customer service wherever the Group operates. The first three countries to implement these changes will be Austria, Germany and Italy.

GDP PER CAPITA[1]


Austria
140.3
Germany
124.9
Italy
106.9

MARKET SHARE[2] (%)


Austria
16.3
Germany
3.5
Italy
13.6

1. Nominal GDP per capita as at December 31, 2009 (EU27=100)
Estimated of Nominal GDP per capita within the EU27 as at December 31, 2009 (last update March 16, 2010).
2. Market Share in terms of Total Customer Loans as at December 31, 2009.
Source: Eurostat, UniCredit Research.

CENTRAL AND EASTERN EUROPE

UniCredit Group is market leader in Central and Eastern Europe, where it is one of the largest banking players, with a broad network of roughly 4,000 branches.

The Group has a long history in this region, which accounts for nearly half of all its employees. It is thus well positioned to benefit from the process of economic convergence that is generating higher living standards and a better business environment in these countries, 10 of which are already EU members and will adopt the euro in the coming years.

The CEE economies - which also include two of the five largest emerging markets in the world, Russia and Turkey, and one of the EU's most stable and promising markets, Poland - currently account for a share of the world economy similar in size to Germany or China. This is particularly impressive considering that their combined economies amounted to roughly half the size of the German economy only a decade ago.



The Group's footprint in this dynamic region is well diversified, with a direct presence in 19 countries. It ranks among the top 10 players in 17 countries and among the top five in 10 countries. The CEE now accounts for 13.7 percent of the Group total loans.

UniCredit Group has a proven track record of successfully integrating local CEE banks. Its market position in the CEE provides the local banks with substantial competitive advantages, including strong brand recognition, access to international markets, the sharing of best practices, and significant economies of scale. Furthermore, the Group's diversified portfolio in this region enables modular growth and increases market penetration for its global product factories.

MARKET SHARE ON CEE[3] (%)



1.5 Estonia
1.5 Lithuania*
1.7 Latvia
1.8 Russia
5.8 Hungary
5.9 Ukraine
6.0 Slovakia
6.1 Romania
6.3 Serbia
6.4 Slovenia
6.5 Czech Republic
8.1 Turkey
9.3 Kazakhstan
12.3 Poland
16.3 Bulgaria
20.1 Bosnia and Herzegovina
24.7 Croatia

3. Market Share in terms of Total Assets as at December 31, 2009.
* as at September 30, 2009.
Source: UniCredit Research, UniCredit CEE Strategic Analysis

BUSINESS MODEL

A model based upon four pillars:

Customer Centricity
is the focus of our Retail, Corporate & Investment Banking and Private Banking areas, which are charged with delivering specialized customer coverage to maximize long-term value and customer satisfaction.

A Multi-Local Approach
that empowers the Group's local banks to oversee our distribution networks and customer relationships.

Global Product Lines
are the value-added centers for all regions that leverage the Group's significant in-house expertise, such as Asset Management.

Global Service Lines
that supply our network coverage functions and product factories with specialized services, including Banking Back Office, ICT, Credit Collection, Procurement Services, Real Estate and Shared Service Centers.

DIVISIONAL MODEL

Strategic Business Areas
that fully leverage the Group's expertise.

CEE Divisionalization Program
that aims to achieve a "unified vision" of overall CEE business.

Business Lines
that focus on generating distinct products and services for our diversified client base.

Competence Lines
that monitor, guide and support – for their area of competence – Groupwide business activities and related risks.

OUR IDENTITY

Today's UniCredit Group is a young, multinational enterprise – the product of a number of mergers and acquisitions. Yet we benefit from the collective expertise of the banks that now comprise our Group, some of which have a long and distinguished heritage.

We have a presence in 22 countries and operate across a range of strategic business lines and customer segments. Notwithstanding this diversity, which transcends borders, cultures and markets, we aim to be one Group with no internal boundaries.

Given our size and scope, and the current era of global financial uncertainty, the core identity of our Group plays a more vital role than ever in creating sustainable value for our shareholders, serving our customers, engaging our employees, and supporting the different communities in which we live and work.

We therefore decided that it would be timely to rethink who we are and what we stand for, to redefine our mission as a Group and better express the underlying foundation of our identity.

Our Mission Statement is a public commitment – one that sets forth our goals and speaks to how we intend to grow and maintain customer loyalty while creating sustainable value for our shareholders. It is designed to guide and inspire, contributing to our corporate culture and to the shared purpose of all our colleagues.

The statement begins with "the people of UniCredit Group", because they are the heart and soul of our company, and the ones who will carry out our commitments.

Having a sense of purpose shapes one's values, and values shape behavior.

Thus, our Mission Statement was developed to be consistent with the corporate values we set forth in our Integrity Charter: *Trust, Transparency, Respect, Reciprocity, Fairness and Freedom to act.*

These values were adopted to direct and guide each of us in the course of business, providing a framework for our conduct and supporting us to meet the challenges that arise in our daily professional lives.

The Mission Statement reinforces these values and underscores our ultimate goal of sustainability.

The promises we make and our ability to deliver on them influence how our customers and stakeholders perceive us and how they assess the depth of our integrity. And we understand that integrity is saying what you do and doing what you say.

We intend to build on our diversity and to take full advantage of what can be accomplished when all the individual components of our Group act together, with a common purpose.

Because we believe the whole can be greater than the sum of its parts.

Friedrich Frey,
Private Banking Client - Austria

**«In my long experience as a customer, decisions at the bank have always been made in a quick and professional way.
I appreciate their simple solutions for my investments, which allow me to focus on the important things in life.»**

It's easy with UniCredit.



Strategy and Results

CEO's Letter to the Shareholders

> "Customer centricity can be described in two words: proximity and simplicity. Being close to our clients allows us to be attentive to their core needs and to modify our divisional business model in a way that better serves them, making it as easy as possible for customers to do business with us."



Dear Shareholders,

During the past year, we have made an intensive effort to transform and adapt our business to the complex and rapidly changing market. An in-depth assessment of who we are and what we do was the first step in a process to improve the way we relate to our clients. Today, we are focused on building our business around our customers.

Although the global economy is in a recovery phase, market volatility remains high as a result of the significant uncertainty that persists.
It is therefore important that we maintain our focus in managing our business in these unsettled times. Interest rates are being kept exceptionally low, as central banks continue to support liquidity. They are, however, beginning to design their exit strategies, the timing and manner of which will be crucial to the economic recovery and the profitability of a banking system that is under pressure due to the deterioration of assets and the high cost of capital.

The emerging regulatory framework, which is still a point of discussion among regulators and financial institutions, will be an important tool in reinstilling public trust in the financial system and the banking industry.
Nevertheless, stability, transparency and sustainability must be at the top of the agenda for banks and financial institutions if they are to regain credibility and their good reputations.

These are the facts. And we proactively decided to reassess our priorities, reaffirm our purpose, and rethink what it means to be one of the most important banking groups in Europe. The result is our new Group mission statement. It sets forth our common effort on how we relate to clients in order to maintain their trust and generate sustainable value.

To us, customer centricity can be described in two words: proximity and simplicity. Being close to our clients allows us to be attentive to their core needs and to modify our divisional business model in a way that better serves them, making it as easy as possible for customers to do business with us.

This must be true for all of our clients in every country in which we operate, because we take pride in being a European bank, with European roots and a European frame of mind.

The "ONE4C" ("One for Clients") initiative was our most important effort of 2009 to promote a change in our corporate culture. It was designed to channel all of our efforts to move closer to both our internal and external clients, as well as to the communities in which we operate. We will achieve these goals by investing in increased specialization and improved processes.
In addition, we will strengthen the roles of the people who daily interact with our clients, and continue to invest in their professional development.

Being closer to our customers also means assisting them when circumstances prove challenging. For this reason, in 2009, we undertook initiatives in support of families and companies in difficulty.

"Insieme 2009", offers families the opportunity to suspend repayment of their mortgage for up to 12 months, free of charge. For companies - particularly the small and medium-sized businesses that are the engine of the economy - we have launched dedicated initiatives, including "Impresa Italia" and "SOS Impresa Italia". The latter provides support to small business that are structurally sound but at risk of default due to the current economic situation. In the last four months of 2009, the program provided support to over 16,000 enterprises involving a general exposure of about 1.3 billion euros.

We also want to give guarantees to our stakeholders.
The most important, of course, is a guarantee of our strength. We can now assure this thanks to the reduction in the weight of our non-core assets, our renewed efficiency and our capital increase, which started in 2009 and concluded in early 2010. The decision to turn to the market for this increase and the resulting success confirmed that, even in a year of complexity and volatility, we were able to protect our reputation and retain the trust of our investors.

It is too early to expect a return to normal and we will continue to face uncertainty in 2010. However, the results we have achieved to date, thanks to the efforts of UniCredit Group colleagues and your active support as shareholders, enable me to look to the future with confidence.

We will encounter important challenges on the road ahead. But we have the determination, the capacity, the tools and, above all, the people to move forward with success.



Alessandro Profumo
CEO

2009 Highlights

UniCredit Group in 2009: strengthened capital structure, constant cost cut, net profit of €1,702 million

YEAR 2009:

- Net profit attributable to the Group: €1,702 million
- Operating income: €27,572 million, up by 2.6% y/y
- Operating profit: €12,248 million, up by 20.3% y/y
- Strengthened balance sheet structure: decreasing total assets, trading business and net interbank position, improving leverage ratio.
- Strengthened capital structure: Core Tier 1 ratio up to 7.62%, +104 bp over December 2008, post CASHES. Pro-forma Core Tier 1 ratio considering a successfully completed capital increase in February 2010: 8.47%
- Operating costs steadily improving: down by 8.2% y/y; Cost/Income ratio: 55.6%
- 2009 dividend: €0.03 per share

Q4 2009:

- Net profit attributable to the Group: €371 million (€394 million in Q3 09)
- Operating income: €6,443 million, q/q increase in net fees and commissions and reduction in the net trading, hedging and fair value income, in line with the industry trend
- Operating costs: €3,803 million, steadily down q/q
- Loan provisions: €2,068 million, cost of risk dropped for the second consecutive quarter to 146 bp
- Operating profit: €2,640 million, down from Q3 2009 due lower net trading, hedging and fair value income.
- Generation of 21 bp of Core Tier 1 ratio during the quarter; capital ratios up by 7 bp, also considering the effect of the dividend, which was fully recognized in the accounts in Q4.

2009

Note to the Report on Operations and Consolidated Accounts

Introduction

The **UniCredit Group's Consolidated Report and Accounts** at December 31, 2009 have been compiled under IFRS as required by Banca d'Italia Circular 262 dated December 22, 2005. These instructions lay down the Accounts tables and compilation methods, as well as the Notes to the Accounts.

On November 18, 2009 the Bank of Italy issued its first **amendment to its circular 262/2005** transposing changes to IFRS that had arisen since first publication and bringing banking financial statement schedules closer to the European harmonised IFRS-based reporting schedules required under FINREP. Please see the Notes to the consolidated accounts Part A - Accounting Principles.

The **Consolidated Report and Accounts** comprise the Balance Sheet, the Income Statement, the Statement of Changes in Shareholders' Equity, the Cash Flow Statement and the Notes to the Accounts, as well as a Report on operations, results and the Group's financial situation.

Included in this package are:

- The attestation of the consolidated accounts pursuant to art. 81-ter of Consob regulation 11971 dated May 14th 1999 as amended and supplemented.
- The external auditors' report pursuant to § 156 Law 58/1998.

UniCredit's website also contains the press releases concerning the main events of the period and the presentation to the market of the results for the period.
Within the meaning of Art. 123-bis par. 3 of Legislative Decree 58 dated February 24, 1998, the Report on Corporate Governance and Proprietary Structures is available in the "Governance" section of the UniCredit website (http://www.unicreditgroup.eu/it/Governance/corporate_governance_report.htm).

Any discrepancies between data disclosed in the Report on operations or between the Report on operations and the consolidated accounts are solely due to the effect of rounding.

General Principles Followed in the Preparation of the Report on Operations

In light of the need to ensure that in both form and content disclosure is clear, true and fair, the **Report on operations** includes information in accordance with the principles of prior-period quarterly reports including condensed balance sheet and income statement prepared following principles previously used - as required by Consob Notice 6064293 dated July 28, 2006 a line-by-line reconciliation of these to the statutory statements is given in an annex to the Accounts - and in other interim financial statements.

The report is accompanied by a number of tables - Highlights, Condensed Accounts, Quarterly Figures, a Comparison of Q4 2009 with Q4 2008, Segment Reporting, How the Group Has Grown and the UniCredit Share - as well as a comment on Group Results.

Principles Followed for the Condensed Balance Sheet and Income Statement

The main reclassifications - of which the amounts are given in the reconciliation tables annexed to this volume were the following:

Balance Sheet

- The aggregation of Financial assets designated at fair value, Available-for-sale financial assets, Held-to-maturity financial assets and Equity investments as "Financial investments".
- Grouping under Hedging Instruments, both assets and liabilities, of Hedging derivatives and Value adjustments to macro-hedged financial assets.
- Aggregation of Deposits from customers and Debt securities in issue into a single item.
- The inclusion of Severance pay (TFR) and Technical reserves under Other liabilities.

Note to the Report on Operations and Consolidated Accounts (Continued)

Income Statement

- Dividends and other income include gains (losses) on equity investments valued at net equity and do not include dividends on held-for-trading shares, which are included in trading, hedging and fair value income.
- The balance of other income/expense includes the insurance business result and other operating expense/income not including recovery of expenses which is classified under its own item.
- Payroll costs, other administrative expense, write-downs of tangible and intangible assets and provisions for risks and charges are presented net of integration costs relating to the reorganization carried out to integrate the HVB and Capitalia groups, which are shown in their own item. Write-downs of tangible assets do not include impairment losses and write-backs on investment property, which are recognized in net income from investments.
- Net income from investments includes gains (losses) and write-downs and write-backs on available-for-sale financial assets and held-to-maturity financial assets, as well as gains (losses) on equity investments and on disposals of investments.

Changes Made to Increase Comparability

In the **condensed account tables** - since the corporate transactions undertaken in 2008 made it impossible to compare the quarterly figures with those of 2007 on a like-with-like basis and in order to make comparison between the two periods significant - **balance-sheet data** for the 2008 quarters have been restated to take account of the following:

- Completion of Purchase Price Allocation (PPA) following the business combination, as disclosed in the 2008 accounts.
- Reclassification of the equity interest in Mediobanca SpA from *AfS financial assets to Equity Investments* in line with changes recognized in the governance structure of this associate.

Amounts shown at December 31, 2008 differ from those published in the 2008 consolidated accounts also due to reclassification (within Group shareholders' equity) of the "Available-for-sale asset fair value reserve ad cash-flow hedging reserve" relating to equity investments recognized using the equity method to "Capital and reserves".

With the same aim of increasing consistency and comparability, **profit and loss figures** for the quarters of 2008 have been restated following completion of PPA. Please also note that the Quarterly Figures published in the 2008 accounts already included the effects of PPA.

Starting from September 2009, the **condensed income statement** has been made consistent with accounting figures by recognizing the results of the **private equity** business as *Net Income from Investments as opposed to Net trading, hedging and fair value income.* This entailed changes in quarterly condensed profit and loss figures for Q1 and Q2 2009 and those of 2008.

In the **statutory accounts** tables under *Shareholders' Equity* starting from the opening balance as at January 1, 2008, exchange differences arising from net foreign investments in subsidiaries, associates and joint ventures have been reclassified from *Other reserves* in item 170 Reserves, to *Exchange differences* in item 140 *Revaluation Reserves.*

Consolidation Area

In 2009 there were no significant changes. Data have been restated where necessary on a comparable like-with-like basis to take account of changes in the area of consolidation, scope of operations and reclassification of assets held for disposal under IFRS 5.

Changes that occurred in 2009 refer to nineteen fully consolidated subsidiaries, which increased from 660 in 2008 to 679 in 2009, while proportionally consolidated entities decreased from 18 in 2008 to 17 in 2009.

For further details see Part A - Accounting Policies - Section 3 Consolidation Procedures and Scope and Part B - Consolidated Balance Sheet - Assets - Section 10 Investments in associates and joint ventures (item 100).

Non-Current Assets and Asset Groups Held for Disposal

The main items reclassified as per IFRS 5 under non-current assets and asset groups held for disposal at December 31, 2009 were stakes in IRFIS Mediocredito della Sicilia SpA.

For further details see Part B - Consolidated Balance Sheet - Assets Section 15.

Segment Reporting (Summary)

In late 2008 and early 2009, UniCredit Group made certain changes to its organizational model leading to three Strategic Business Areas, viz: (i) Retail Banking, (ii) Corporate & Investment Banking and Private Banking (CIB&PB), and (iii) Global Banking Services (GBS), headed by the three Deputy CEOs.

The SBAs are responsible for Business Units, which correspond to the former divisions, with the exception of Asset Management, whose Head, together with the Head of the CEE Divisionalization Program (including Poland's Markets), reports directly to the CEO.

Segment reporting is however by business division, in line with the current practice in management reporting of Group results, as follows: Retail, Corporate & Investment Banking (which consolidates the former divisions Corporate Banking and MIB), Private Banking, Asset Management, Central & Eastern Europe and Poland's Markets.

Profit and loss data are given in the items of the reclassified income statement down to operating profit, except for the CEE and Poland's Markets divisions, for which a net profit figure is given.

CIB results are reported for the first time in Q3 2009. In H1 2009 the composition of the business structures changed following transfer of the Asset Gathering business from Private Banking to Retail Banking. Prior-year profit and loss data have been restated to take these changes in scope into account.

For further information see Part L - Segment Reporting.

Mladen Cvijetić,
Milcodoo Trn
Retail Client
Bosnia and Herzegovina

«For many years, I have been using revolving loans from UniCredit Bank Banja Luka. Last year, my company needed to provide immediate guarantees to a new supplier in Serbia. Unfortunately, at that time I was on a business trip to the Czech Republic. My bank advisor suggested that he contact my supplier and issue him a letter of intent from the bank. Thanks to our mutual trust, my business suffered no loss.»

It's easy with UniCredit.



Report on Operations

Notes

The following conventional symbols have been used in the tables:
- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops (..)** or **(n.s.)** when the figures do not reach the minimum considered significant or are not in any case considered significant;
- **"N.A."** indicates that the figure is not available.

Unless otherwise indicated, all amounts are in **millions of euros.**

Any discrepancies between data given in the report on operations, or between these data and the Accounts, are due to the effect of rounding.

Condensed Accounts

Balance Sheet

Consolidated Balance Sheet

(€ million)

ASSETS	AMOUNTS AS AT 12.31.2009	12.31.2008	CHANGE AMOUNT	%
Cash and cash balances	11,987	7,652	+ 4,335	+ 56.7%
Financial assets held for trading	133,894	204,890	- 70,996	- 34.7%
Loans and receivables with banks	78,269	80,827	- 2,558	- 3.2%
Loans and receivables with customers	564,986	612,480	- 47,494	- 7.8%
Financial investments	64,273	65,222	- 949	- 1.5%
Hedging instruments	13,786	8,710	+ 5,076	+ 58.3%
Property, plant and equipment	12,089	11,936	+ 153	+ 1.3%
Goodwill	20,491	20,889	- 398	- 1.9%
Other intangible assets	5,332	5,593	- 261	- 4.7%
Tax assets	12,577	12,392	+ 185	+ 1.5%
Non-current assets and disposal groups classified as held for sale	622	1,030	- 408	- 39.6%
Other assets	10,454	13,991	- 3,537	- 25.3%
Total assets	**928,760**	**1,045,612**	**- 116,852**	**- 11.2%**

(€ million)

LIABILITIES AND SHAREHOLDERS' EQUITY	AMOUNTS AS AT 12.31.2009	12.31.2008	CHANGE AMOUNT	%
Deposits from banks	106,800	177,677	- 70,877	- 39.9%
Deposits from customers and debt securities in issue	596,396	591,290	+ 5,106	+ 0.9%
Financial liabilities held for trading	114,045	165,335	- 51,290	- 31.0%
Financial liabilities designated at fair value	1,613	1,659	- 46	- 2.8%
Hedging instruments	12,679	9,323	+ 3,356	+ 36.0%
Provisions for risks and charges	7,983	8,049	- 66	- 0.8%
Tax liabilities	6,451	8,229	- 1,778	- 21.6%
Liabilities included in disposal groups classified as held for sale	312	537	- 225	- 41.9%
Other liabilities	19,590	25,272	- 5,682	- 22.5%
Minorities	3,202	3,242	- 40	- 1.2%
Group shareholders' equity	59,689	54,999	+ 4,690	+ 8.5%
- Capital and reserves	*57,671*	*51,647*	*+ 6,024*	*+ 11.7%*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	*316*	*-660*	*+ 976*	*- 147.9%*
- Net profit	*1,702*	*4,012*	*- 2,310*	*- 57.6%*
Total liabilities and shareholders' equity	**928,760**	**1,045,612**	**- 116,852**	**- 11.2%**

Note:
Amounts shown at December 31, 2008 differ from those published in the 2008 consolidated accounts also due to reclassification (within Group shareholders' equity) of the "Available-for-sale asset fair value reserve ad cash-flow hedging reserve" relating to equity investments recognized using the equity method to "Capital and reserves".

Income Statement

Consolidated Income Statement

(€ million)

	YEAR		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED [1]
Net interest	17,304	18,373	- 1,069	- 5.8%	- 1.9%
Dividends and other income from equity investments	312	1,012	- 700	- 69.2%	- 69.6%
Net interest income	**17,616**	**19,385**	**- 1,769**	**- 9.1%**	**- 5.4%**
Net fees and commissions	7,780	9,093	- 1,313	- 14.4%	- 10.7%
Net trading, hedging and fair value income	1,803	-1,969	+ 3,772	n.s.	n.s.
Net other expenses/income	373	368	+ 5	+ 1.4%	+ 15.2%
Net non-interest income	**9,956**	**7,492**	**+ 2,464**	**+ 32.9%**	**+ 39.9%**
OPERATING INCOME	**27,572**	**26,877**	**+ 695**	**+ 2.6%**	**+ 7.2%**
Payroll costs	-9,098	-9,918	+ 820	- 8.3%	- 5.8%
Other administrative expenses	-5,408	-6,019	+ 611	- 10.2%	- 7.0%
Recovery of expenses	463	557	- 94	- 16.9%	- 16.8%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,281	-1,312	+ 31	- 2.4%	+ 1.6%
Operating costs	**-15,324**	**-16,692**	**+ 1,368**	**- 8.2%**	**- 5.3%**
OPERATING PROFIT	**12,248**	**10,185**	**+ 2,063**	**+ 20.3%**	**+ 27.5%**
Goodwill impairment	-	-750	+ 750	- 100.0%	- 100.0%
Provisions for risks and charges	-609	-344	- 265	+ 77.0%	+ 71.7%
Integration costs	-258	-140	- 118	+ 84.3%	+ 91.1%
Net write-downs of loans and provisions for guarantees and commitments	-8,313	-3,700	- 4,613	+ 124.7%	+ 131.7%
Net income from investments	232	207	+ 25	+ 12.1%	+ 6.1%
PROFIT BEFORE TAX	**3,300**	**5,458**	**- 2,158**	**- 39.5%**	**- 30.9%**
Income tax for the period	-1,009	-627	- 382	+ 60.9%	+ 71.2%
PROFIT (LOSS) FOR THE PERIOD	**2,291**	**4,831**	**- 2,540**	**- 52.6%**	**- 44.0%**
Minorities	-332	-518	+ 186	- 35.9%	- 25.7%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,959**	**4,313**	**- 2,354**	**- 54.6%**	**- 46.2%**
Purchase Price Allocation effect [2]	-257	-301	+ 44	- 14.6%	- 13.9%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,702**	**4,012**	**- 2,310**	**- 57.6%**	**- 48.7%**

Notes:
2008 figures published in the Consolidated Report as at December 31, 2008 were modified due to the reclassification of results of **private equity** investments from "Net trading, hedging and fair value income" to "Net income from investments".
2009 figures include the reclassification of **private equity** investments results.
1. Changes at constant foreign exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Comparison of Q4 2009 / Q4 2008

Income Statement

Condensed Income Statement

(€ million)

	Q4		CHANGE		
	2009	2008	€M	PERCENT	ADJUSTED [1]
Net interest	4,017	4,823	- 806	- 16.7%	- 14.3%
Dividends and other income from equity investments	91	433	- 342	- 79.0%	- 82.5%
Net interest income	**4,108**	**5,256**	**- 1,148**	**- 21.8%**	**- 20.2%**
Net fees and commissions	2,114	2,090	+ 24	+ 1.1%	+ 3.9%
Net trading, hedging and fair value income	152	-1,239	+ 1,391	n.s.	n.s.
Net other expenses/income	69	-11	+ 80	n.s.	n.s.
Net non-interest income	**2,335**	**840**	**+ 1,495**	**+ 178.0%**	**+ 183.8%**
OPERATING INCOME	**6,443**	**6,096**	**+ 347**	**+ 5.7%**	**+ 8.5%**
Payroll costs	-2,277	-2,385	+ 108	- 4.5%	- 3.1%
Other administrative expenses	-1,321	-1,576	+ 255	- 16.2%	- 14.3%
Recovery of expenses	145	140	+ 5	+ 3.6%	+ 4.3%
Amortisation, depreciation and impairment losses on intangible and tangible assets	-350	-353	+ 3	- 0.8%	+ 2.0%
Operating costs	**-3,803**	**-4,174**	**+ 371**	**- 8.9%**	**- 7.1%**
OPERATING PROFIT	**2,640**	**1,922**	**+ 718**	**+ 37.4%**	**+ 41.3%**
Goodwill impairment	-	-750	+ 750	- 100.0%	- 100.0%
Provisions for risks and charges	-232	-165	- 67	+ 40.6%	+ 40.6%
Integration costs	63	- 31	+ 94	n.s.	n.s.
Net write-downs of loans and provisions for guarantees and commitments	-2,068	-1,328	- 740	+ 55.7%	+ 61.5%
Net income from investments	217	194	+ 23	+ 11.9%	+ 19.1%
PROFIT BEFORE TAX	**620**	**-158**	**+ 778**	**n.s.**	**n.s.**
Income tax for the period	-124	849	- 973	n.s.	n.s.
PROFIT (LOSS) FOR THE PERIOD	**496**	**691**	**- 195**	**- 28.2%**	**- 19.3%**
Minorities	-63	-111	+ 48	- 43.2%	- 31.7%
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**433**	**580**	**- 147**	**- 25.3%**	**- 17.1%**
Purchase Price Allocation effect [2]	-62	- 75	+ 13	- 17.3%	- 15.8%
NET PROFIT ATTRIBUTABLE TO THE GROUP	**371**	**505**	**- 134**	**- 26.5%**	**- 17.3%**

Notes:
Fourth quarter 2008 figures published in the Consolidated Report as at December 31, 2008 were modified due to the reclassification of **private equity** investments results from "Net trading, hedging and fair value income" to "Net income from investments".
1. Changes at constant exchange rates and perimeter.
2. Mainly due to business combination with Capitalia.

Segment Reporting (Summary)

Key figures by Business Segment

(€ million)

	RETAIL	CORPORATE& INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement								
OPERATING INCOME								
2009	9,846	10,033	779	733	4,613	1,634	-66	27,572
2008	*11,466*	*6,474*	*916*	*1,088*	*4,732*	*2,183*	*16*	*26,878*
Operating costs								
2009	-7,026	-3,309	-544	-455	-1,949	-853	-1,189	-15,324
2008	*-7,612*	*-3,484*	*-554*	*-508*	*-2,223*	*-1,060*	*-1,252*	*-16,692*
OPERATING PROFIT								
2009	2,821	6,724	236	278	2,664	780	-1,255	12,248
2008	*3,855*	*2,991*	*363*	*581*	*2,509*	*1,123*	*-1,236*	*10,185*
PROFIT BEFORE TAX								
2009	945	1,555	203	287	908	692	-1,290	3,300
2008	*3,026*	*690*	*366*	*599*	*2,026*	*1,110*	*-2,359*	*5,458*
Balance Sheet								
LOANS TO CUSTOMERS								
as at December 31, 2009	167,954	290,514	7,215	-	58,083	19,351	21,869	564,986
as at December 31, 2008	*180,280*	*330,120*	*6,941*	*-*	*62,145*	*19,870*	*13,125*	*612,480*
Deposits from customers and debt securities in issue								
as at December 31, 2009	235,896	139,712	27,385	-	50,575	24,129	118,699	596,396
as at December 31, 2008	*215,915*	*189,260*	*24,036*	*-*	*50,100*	*22,390*	*89,589*	*591,290*
TOTAL RISK WEIGHTED ASSETS								
as at December 31, 2009	67,844	253,115	4,711	1,772	69,598	22,011	33,338	452,388
as at December 31, 2008	*80,410*	*278,371*	*5,172*	*1,831*	*76,073*	*24,957*	*45,719*	*512,532*
EVA [1]								
2009	130	-480	108	180	46	215	-2,191	-1,992
2008	*992*	*-1,376*	*208*	*388*	*767*	*404*	*-1,633*	*-252*
Cost/income ratio								
2009	71.4%	33.0%	69.8%	62.0%	42.3%	52.2%	n.s.	55.6%
2008	*66.4%*	*53.8%*	*60.4%*	*46.7%*	*47.0%*	*48.6%*	*n.s.*	*62.1%*
Employees [2]								
as at December 31, 2009	49,476	14,694	3,002	1,962	52,337	20,270	23,321	165,062
as at December 31, 2008	*52,233*	*15,711*	*3,077*	*2,165*	*56,066*	*21,406*	*23,861*	*174,519*

Notes

Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale and private equity activities.

1. 2008 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and computation rules.
2. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Group Figures

UniCredit (formerly Unicredito Italiano S.p.A.) and the Group of companies with the same name which the latter heads up came about as a result of the merger, in October 1998, between the then Credito Italiano S.p.A., founded in 1870 under the name of Banca di Genova, and Unicredito S.p.A., the latter the holding company which held the controlling equity investments in Banca CRT, CRV and Cassamarca. As a result of this merger, the Credito Italiano Group and the Unicredito Group pooled the strength of their respective products and the complementary nature of the geographic coverage for the purpose of more effectively competing on the banking and financial services markets both in Italy and in Europe, thereby creating the UniCredit Group. Since its creation, the Group has continued to expand in Italy and in Eastern European countries, both via buy-outs and via systematic growth, also consolidating its roles in sectors of important significance outside Europe, such as the asset management sector in the USA.

This expansion was recently characterized, particularly:

- by the merger with the HVB Group, achieved by means of a public exchange offer furthered by UniCredit on August 26, 2005 so as to take over control of HVB and the companies it headed up. Following this offer, finalized during 2005, UniCredit in fact acquired a holding of 93.93% in HVB's share capital;
- by the merger with the Capitalia Group, achieved by means of merger through incorporation of Capitalia within UniCredit, which became effective as from October 1, 2007.

Group figures 1999 - 2009

	IAS/IFRS						DL 87/92					
	2009	2008	2007	2006	2005	2004	2004	2003	2002	2001	2000	1999
Income Statement (€ million)												
Operating income	27,572	26,866	25,893	23,464	11,024	10,203	10,375	10,465	10,099	9,989	9,318	7,611
Net interest income	*17,616*	*19,385*	*14,843*	*12,860*	*5,645*	*5,156*	*5,200*	*5,088*	*5,127*	*5,049*	*4,747*	*4,046*
Net non-interest income	*9,956*	*7,481*	*11,050*	*10,604*	*5,379*	*5,047*	*5,175*	*5,377*	*4,972*	*4,940*	*4,571*	*3,565*
Operating costs	-15,324	-16,692	-14,081	-13,258	-6,045	-5,701	-5,941	-5,703	-5,483	-5,263	-4,752	-4,146
Operating profit	12,248	10,174	11,812	10,206	4,979	4,502	4,434	4,762	4,616	4,726	4,566	3,465
Profit before income tax	3,300	5,458	9,355	8,210	4,068	3,238	2,988	3,257	2,924	3,212	3,185	2,271
Net profit	2,291	4,831	6,678	6,128	2,731	2,239	2,300	2,090	1,962	1,954	1,858	1,640
Net profit attributable to the Group	1,702	4,012	5,961	5,448	2,470	2,069	2,131	1,961	1,801	1,454	1,395	1,287
Balance sheet (€ million)												
Total assets	928,760	1,045,612	1,021,758	823,284	787,284	260,909	265,855	238,256	213,349	208,388	202,656	168,927
Loans and receivables to customers	564,986	612,480	574,206	441,320	425,277	139,723	144,438	126,709	113,824	117,622	115,157	101,577
of which: non-performing loans	*12,692*	*10,464*	*9,932*	*6,812*	*6,861*	*2,621*	*2,621*	*2,373*	*2,104*	*1,822*	*2,005*	*2,174*
Deposits from customers and debt securities in issue	596,396	591,290	630,533	495,255	462,226	155,079	156,923	135,274	126,745	127,320	118,006	107,071
Shareholders' equity	59,689	54,999	57,724	38,468	35,199	14,373	14,036	13,013	12,261	9,535	8,644	7,708
Profitability ratios (%)												
ROE	3.8	9.5	15.6	16.7	15.6	15.7	17.9	17.7	17.2	18	19.2	20
Operating profit/Total assets	1.32	0.97	1.16	1.24	0.63	1.73	1.67	2	2.16	2.27	2.25	2.05
Cost/income ratio	55.6	62.1	54.4	56.5	54.8	55.9	57.3	54.5	54.3	52.7	51	54.5


Total assets
(€ billion)
1,200
1,000
800
600
400
200
0
169
203
208
213
238
266
261
787
823
1,022
1,046
929
1999
2000
2001
2002
2003
2004
DL 87/92
2004
2005
2006
2007
2008
2009
IAS/IFRS

UniCredit Share

Share information

	2009	2008	2007	2006	2005	2004	2003	2002	2001
Share price (€)									
- maximum	2.769	5.697	7.646	6.727	5.864	4.421	4.425	5.255	5.865
- minimum	0.634	1.539	5.131	5.564	4.082	3.805	3.144	3.173	3.202
- average	1.902	3.768	6.541	6.161	4.596	4.083	3.959	4.273	4.830
- end of period	2.358	1.728	5.659	6.654	5.819	4.225	4.303	3.808	4.494
Number of outstanding shares (€ million)									
- at period end [1]	16,779.7	13,368.1	13,278.4	10,351.3	10,303.6	6,249.7	6,316.3	6,296.1	5,046.4
- shares cum dividend	18,329.5	13,372.7	13,195.3	10,357.9	10,342.3	6,338.0	6,316.3	6,296.1	5,131.1
of which: savings shares	*24.2*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*	*21.7*
- average [1]	15,810.8	13,204.6	11,071.6	10,345.2	6,730.3	6,303.6	-	-	-
Dividend									
- total dividends (€ million)	550	(*)	3,431	2,486	2,276	1,282	1,080	995	724
- dividend per ordinary share	0.030	(*)	0.260	0.240	0.220	0.205	0.171	0.158	0.141
- dividend per savings share	0.045	(*)	0.275	0.255	0.235	0.220	0.186	0.173	0.156

1. The number of shares is net of treasury shares.
(*) 2008 dividend was paid with cash to savings sharehoders (€0,025 per share, for a total amount of €0.5 million), and with newly issued shares (so called "scrip dividend).

Earnings ratios

	IAS/IFRS						DL. 87/92			
	2009	2008	2007	2006	2005	2004	2004	2003	2002	2001
Shareholders' equity (€ million)	59,689	54,999	57,690	38,468	35,199	14,373	14,036	13,013	12,261	9,535
Group portion of net profit (€ million)	1,702	4,012	5,901	5,448	2,470	2,069	2,131	1,961	1,801	1,454
Net worth per share (€)	3.56	4.11	4.34	3.72	3.42	2.30	2.21	2.06	1.95	1.89
Price/ Book value	0.66	0.42	1.30	1.79	1.70	1.84	1.91	2.09	1.96	2.38
Earnings per share (€)	0.10	0.30	0.53	0.53	0.37	0.33	0.34	0.31	0.29	0.28
Payout ratio (%)	32.3	(*)	58.1	45.6	92.1		60.2	55.1	55.2	49.8
Dividend yield on average price per ordinary share (%)	1.58	(*)	3.97	3.90	4.79		5.02	4.32	3.70	2.92

(*) 2008 dividend was paid with cash to savings sharehoders (€0,025 per share, for a total amount of €0.5 million), and with newly issued shares (so called "scrip dividend").
The 2008 EPS figure published in the consolidated report as at December 31, 2008 was €0.30 and has now been amended to €0.26 due to the increase in the number of shares following the capital increase (IAS 33 § 28). For the purposes of calculating 2009 EPS, net profit for the period of €1,702 million was changed to €1,571 million due to disbursements made in connection with the foreseen use of treasury shares agreed under the 'cashes' transaction, and charged to equity.

Earnings per share
(€)



0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.28
0.29
0.31
0.34
0.33
0.37
0.53
0.53
0.30
0.10
2001
2002
2003
2004
2004
2005
2006
2007
2008
2009
DL 87/92
IAS/IFRS

Group Results

Macroeconomic situation, banking and financial markets

International Situation

USA/Eurozone

The end of 2009 appears to have halted the free fall in economic activity seen at the beginning of the year. In fact, the rebound in world trade helped major economies pull out of the recession. However, while on the one hand, the global recovery is under way and the risks of falling back into a recession are rather limited, in the last quarter of the year, growth seems to have lost steam, since at least a part of the temporary factors underlying recent improvement in the global economy are losing their effect. In major developed economies (USA, Eurozone, UK and Japan), signs of "endogenous" growth are still scarce, and prospects for consumption and investments remain subdued.

Despite improvement in the last two quarters, the overall situation is characterized by weak private demand: after having collapsed at the turn of the year, it impacted hevily on the growth performance for the whole 2009: in the US, GDP contracted 2.5%, and it declined 4% in the Eurozone, while Japan reported a more substantial decrease of 5.3%.

In the Eurozone, net exports and the rebuilding of inventories were the main factors that led to the recent improvement in economic growth. In fact, the summer break brought good news on the exports side: the world economy saw a rebound in global trade, which after dropping to all-time lows following the Lehman Brothers collapse was up thanks to highly expansive fiscal and monetary policies implemented by governments and central banks. Asian countries, particularly China, were the first to show signs of recovery and to provide the greatest push to the growth in trade, followed by the US and the Eurozone. In Q3 2009, eurozone exports rose by 3.1% on a quarterly basis, while imports were up by 3%. Annual changes in these components are still negative, but better than those in previous quarters (-13.5% in Q3 compared to -17.2% in Q2 for exports; -11.8% in Q3 compared to -14.3% in Q2 for imports). It should also be noted that an encouraging feature of this recovery is the high level of synchronization, increasing the chances that signs of growth will strengthen globally in succession.

The second factor that seems to have played a significant role in the recent recovery was the rebuilding of inventories: following the crisis and the unprecedented drop in demand, firms decided to slash their production and satisfy their demand out of inventories, which dropped consequently. In recent months, as a direct result of the extremely low level of inventories, it is likely that a swift upward adjustment in production occurred, aimed at satisfying further increases in external demand.

Investment remained the weak spot in this fragile economic situation, continuing the downward trend of some two years in the Eurozone (-0.7% in 2008 and -10.8% in 2009) and in Japan (-1.6% in 2008 and -19.3% in 2009), while in the US the drop was significant, especially in 2009 (-17.8%) after moderate growth in 2008 (1.8%). Firms are still having a hard time resuming capital expenditure, and this difficulty will continue for all of 2010.

However, indicators of economic activity from business confidence surveys keep signaling a rather sustained momentum. After collapsing to historical lows at an unprecedented speed, business confidence surveys have resumed growing, and have returned to levels consistent with expansion in economic activity, following widespread improvement in all components. The most significant improvements were especially reported in new order components, which, in the Eurozone, returned to the levels prior to the economic crisis. As regards the PMI manufacturing index, in October 2009 it moved into an expansionary territory, and in December stood at 51.6, which is a long way from the low of 33.5 reported in February 2009. Similarly, in the US the ISM manufacturing index rose from 35.6 in January 2009 to 55.9 in December.

Clearly, the crisis also had a major impact on labor market conditions. The widespread reduction in manufacturing resulted in a sharp reduction in jobs. In 2009, the US economy lost a total of 4.7 million jobs (compared to 3.8 million in 2008). The decline was significant and led to a considerable increase in the unemployment rate, which hit 10%. In the Eurozone, the labor market showed greater resilience due in part to employment support schemes that limited job losses. Furthermore, even though the labor market is experiencing the first tentative signs of improvement, the major risk is that it will remain weak for most of 2010 due to the heavy underutilization of the labor force.

In terms of prices after remaining in negative territory for five months (from June to October 2009), in November inflation (the HICP index) in the Eurozone returned in positive territory figure (+0.5%) and was up by 0.9% in December due to an unfavorable base effect on energy prices (in fact, at the end of 2008, oil prices were in free fall). On the other hand, after providing a significant contribution to the decline in total inflation at the beginning of the year, in the second half of the year inflation of food products continued on a downward trend.

As for monetary policy, after bringing the refi rate to 1.00%, the European Central Bank (ECB) took several steps to provide an effective resolution of the financial crisis and to support the real economy by buying covered bonds and extending cash refinancing operations for banks in order to revitalize one of the markets most heavily hit by the financial crisis and to reopen a significant source of financing for the banking industry.

In the US, after reducing the Fed Funds rate to an all-time low (in a range of 0 to 0.25%), the Federal Reserve implemented a

"Quantitative Easing" policy by injecting liquidity into the market through the purchase of government securities, and by increasing the TALF (Term Asset-Backed Securities Loan Facility).

The first signs of improvement in economic activity brought about a euphoric reaction in equity markets, which reported increases of 20 to 30% in just over two months. At the same time, yields on the longest part of the yield curve rose significantly, hitting a level of 4% for the ten-year maturity in the US and 3.70% in the Eurozone. However, this increase in bond yields was interrupted during the summer when indications from the real economy ceased to paint a clear picture of a recovery and left the impression that the road out of the recession was still rather long.

Banking and Financial Markets

In 2009 the slowdown in lending to the private sector intensified, and at the end of the year, the growth in bank loans reached an all-time low in all major countries in the Eurozone. The sharp drop in corporate loans had a negative impact on overall lending as a result of weak demand for fixed investments and the high financial vulnerability of businesses. On the other hand, there are signs of recovery in loans to households due mainly to a reversal of the trend in loans for home purchases. The gradual decrease in lending rates had a positive impact on mortgages; this provided a boost to demand in an environment which is still uncertain from the standpoint of the supply and pricing of homes.

On the whole, loans to the private sector finished 2009 in the Eurozone with no growth, which was slightly better than the low of -0.8% y/y reported in October, but a clear deterioration from 2008 (5.7% y/y in December 2008). In all three of the Group's reference countries, positive growth rates continued to be seen in Italy and Austria, while bank loans were down by 0.4% in Germany y/y at the end of 2009. More specifically, bank loans to the private sector rose by 2.0% y/y in November 2009 in Italy (4.9% at the end of 2008) due to a steadier recovery in loans to households, which were up by 5.8% y/y in November 2009 (0.9% y/y at the end of 2008), while loans to non-financial corporations dropped by 0.5% y/y. In Austria, loans to the private sector were up by 1.4% y/y in November 2009 (8.3% y/y in December 2009) following a decrease, which, in this case, continued to affect both loans to households and loans to businesses, which rose by only 1.0% y/y (9.0% at the end of 2008).

Based on monthly statistics issued by the ECB, in Germany the growth of loans to the private sector was bolstered by a recovery in loans to households, which rose by 0.9% y/y at the end of 2009 (from -1.0% y/y in December 2008). The recovery resulted from steady consumer credit and a recovery in loans to purchase homes, which, after being in negative territory for more than two years, rose by 0.3% y/y in December 2009 (-0.8% in December 2008). However, loans to non-financial corporations, which dropped by 3.8% y/y in Germany (7.0% y/y at the end of 2008), affected overall performance.

In terms of bank deposits, 2009 was marked by steady growth in the current account deposits of households. In general, in Italy, all deposit products remained steady with deposits from resident customers, excluding Repos, rising 12.0% in November 2009 (7.2% in December 2008). In Italy, bank bonds continued to grow although at a pace that was definitely slower than what was seen in 2007-2008 and in the first half of 2009, with an annual growth at 10.9% in November 2009 (15.6% y/y in June 2009 and 20.4% in December 2008).

On the other hand, in Germany in the second half of the year there was a gradual slowing of overall growth in customer deposits leading to an increase of just 2.8% y/y in November 2009 (7.8% at the end of 2008).
The slowdown was mainly due to a decline in time deposits (-12.7% y/y in November 2009), while current account deposits, especially those of households, continued to grow with a rise of 24.6% y/y in November 2009. Similar performance was seen in Austria where total deposits were down by 1.4% y/y in November of 2009 (6.8% y/y in December 2008) following a reduction in deposits other than current account deposits, which instead posted an increase of 13.0% y/y in November 2009 (20.0% in September 2009 and 8.4% in December 2008).

The year 2009 was also characterized by a clear reduction in rates on bank loans and deposits in keeping with the highly expansionary monetary policy implemented by the European Central Bank (-325 basis points from October 2008 to May 2009). Bank rates moved in pace with the reduction in reference rates remaining on a downward trend for all of 2009 and stood at all-time lows toward the end of the year. In Italy, the decline in interest rates on bank loans and deposits was accompanied by a gradual reduction in bank spreads (the difference between lending and deposit rates), which averaged 3.39% during the year (4.13% on average in 2008). Similarly, in Austria the bank spread declined to an average of 1.92% for the year (2.33% on average in 2008). A countertrend was seen in Germany where greater rate resistance on bank loans than on deposit rates led to a gradual increase in the bank spread (3.26% compared to an average of 2.68% in 2008).

In this situation for 2009, a bright spot was definitely seen in the recovery of equity markets after the sharp declines witnessed in 2008 at the height of the financial crisis. The Austrian stock exchange posted the greatest recovery reporting annual growth of 42.5% for all of 2009 over the year-end 2008 figure. The German market ended the year with a gain of about 24% y/y, while the Italian equity market was up by 19.5% y/y at the end of 2009. The recovery

Macroeconomic situation, banking and financial markets (Continued)

in equity markets was accompanied by an upsurge in the mutual fund industry after broadly based negative performance in 2008. In this context, mutual fund assets in Italy were up by 6.8% over year-end 2008 to a level of about €430 billion; compared to year-end 2008, fund levels during the period from January to November 2009 rose by 11% in Germany and 7.7% in Austria. Since the beginning of the year, there was a net overall inflow of funds of €2.7 billion in Germany alone (excluding institutional funds). However, there was a net outflow of just €41 million in Austria, which was a major improvement over the outflow of about €15 billion in December 2008; there was also a net outflow in Italy of €3 billion in 2009, however, for the seventh month in a row, there was instead a net inflow of €1.6 billion in December alone.

CEE countries

The economies of Central and Eastern Europe (CEE) suffered significantly from the international economic crisis in 2009. In 2009, economic activity dropped by more than 6% in CEE countries (-4% in the Eurozone); at the same time, the differences in the economic performance of the various CEE countries rose substantially generally as a function of the previous overheating of the economy, the state of health of the banking industry and policies implemented to respond to the crisis. For example, the Baltic economies suffered some of the greatest GDP declines in the world, while Poland was the only country in the European Union to report GDP growth.

The tension in CEE economies increased till it peaked in March 2009: this was the most difficult period (country risk at record levels, weakness in the main currencies in the region, revisions of agency ratings), but also a significant turning point. Starting then, it appeared clear that major international institutions would use any means to support the international economy through massive stimulus programs, and if necessary, they would support any country in difficulty. The financial aid of the International Monetary Fund, in some cases provided only as a precautionary measure, supported numerous CEE countries (Ukraine, Hungary, Latvia, Bosnia, Romania, Serbia and Poland) and was in many cases combined with support provided by major international banks present in these countries (through the so-called "Vienna initiative"), and accordingly, international banks were committed to maintaining their exposure to certain countries, hence avoiding the feared "credit crunch".

Although the greatest difficulties were seen in CEE at the beginning of 2009, signs of recovery gradually started to appear in the second half: economic activity indicators rose noticeably, initially driven by rebuilding of inventories and bolstered by accommodating, growth-oriented monetary and fiscal policies. The Central European countries with the strongest ties to the German economy were those that were first to show that they were able to follow the recovery that was gaining strength in Germany and other European countries. Toward the end of 2009, country risk returned to substantially lower levels than at the beginning of the year, and several CEE currencies gradually strengthened.

Main Results and Performance for the period

2009 began in an on-going recession with continuing weakness in financial markets, but starting in the summer the first weak signs of recovery were seen.

Credit impairment required increased provisions - a further charge on banks' financials, already weakened by the reduction in traditional income.

The UniCredit Group was able to maximize the competitive advantage provided by its geographic and business diversification. In 2008 Corporate and Investment Banking had suffered under the difficult conditions of the financial markets, but this area turned in an excellent performance in 2009 and helped to offset the difficulties encountered by our commercial business lines.

The UniCredit Group closed 2009 with **net profit** of €1.7 billion, €2.3 billion less than 2008, but with decidedly better operating results. On a like-for-like basis, total revenues were up 7.2% and operating costs down by 5.3%.

Operating profit was up €2.1 billion compared to the same period in the previous year (or by 27.5% at constant exchange rates and businesses), partly offsetting a €4.6 billion increase in **net impairment losses**.

Operating profit was €12.2 billion, up 20.3% (or 27.5% at constant exchange rates and businesses) over 2008. This was driven, as already mentioned, by Corporate and Investment Banking's excellent result - an increase in operating profit of €3.7 billion, or 125% over 2008. Central Eastern Europe also recorded excellent operating results: its operating profit reached €2.7 billion, up by 22% at constant exchange rates.

Poland was hit by a difficult macroeconomic situation (operating profit of €780 million, down by 14% at constant exchange rates), as was commercial banking in Italy, Germany, and Austria, especially Retail at €2.8 billion (down by 27%) and Private Banking at €236 million, a fall of 35%.

By contrast, **profit before tax** declined by 39.5% (30.9% at constant exchange rates and businesses), mainly due to a sharp increase in **net impairment losses** (up by €4.6 billion over 2008) resulting from a general deterioration in credit quality in the main markets. Additionally, we made higher **provisions for risks and charges** - which increased by €265 million - and **integration costs** totaled €258 million (up €118 million over 2008).

2009 thus ended with a **net profit** of €1.7 billion for the Group, down 57.6% from 2008 (or 48.7% at constant exchange rates and businesses).

Earnings per share were €0.10 cents (compared to €0.26 cents in 2008) and **ROE**[1] was 3.8% compared to 9.5% in 2008.

Group results
(€ billion)


2008
2009
10.19
12.25
5.46
3.30
4.01
1.70
Operating profit
Profit before tax
Net Profit attributable to the Group

Operating Profit Breakdown

As mentioned in the introduction, the **operating profit** for fiscal year 2009 exceeded €12 billion, up 20.3% compared to 2008 (+27.5% at constant exchange rates and scopes).

Group revenues were €27.6 billion, up 2.6% compared to 2008 (+7.2% at constant exchange rates and scopes). This result was driven by the positive contribution from Corporate & Investment Banking, which increased its own revenues by €3.6 billion. The CEE and Poland markets recorded respective declines of 2.5% and 25.2%, although at constant exchange rates there was a positive +10.5% for the CEE and less of a decline for the Poland market (-7.3%). Among the countries of Central Eastern Europe that contributed most were Turkey (+30%), Hungary (+12%), Romania (+9%), and Kazakhstan (+7%).

Conversely, the other business sectors experienced the already mentioned weakness factors that distinguished 2008 and the first half of 2009, particularly Asset Management (-32.7% for revenues in 2009), despite the improvement in the net inflows in the second half of the year, and Retail (-14.1%), where net interest income suffered, particularly in terms of mark-down, from significantly reduced profitability due to the decline in interest rates.

1. Calculated on average shareholders' equity for the period (excluding dividends to be distributed and reserves in respect of AfS assets and cash-flow hedges), adjusted for goodwill disclosed in assets following the HVB and Capitalia acquisitions, which were carried out by means of share swaps and recognized in accordance with IFRS 3.

Main Results and Performance for the period (CONTINUED)

2009 ended with a decline of €1.4 billion in **operating costs** compared to 2008, down 8.2% (-5.3% at constant exchange rates and scopes). The biggest cost reductions were realized in Retail (-7.7%), CIB (-5%), GBS (-17.1%), and in Corporate Center (-11.9%).

As a result of increasing revenues and decreasing costs, the **cost/income** ratio improved 6.5 percentage points (55.6% compared to 62.1% in 2008).

Operating profit: breakdown

(€ million)

	YEAR		CHANGE		QUARTERLY FIGURES							
					2009				2008			
	2009	2008	AMOUNT	%	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net interest income	17,616	19,385	- 1,769	-9.1%	4,108	3,990	4,814	4,704	5,256	4,911	4,680	4,538
Net non-interest income	9,956	7,492	2,464	32.9%	2,335	2,741	3,022	1,858	840	1,834	2,908	1,910
Operating income	**27,572**	**26,877**	**695**	**2.6%**	**6,443**	**6,731**	**7,836**	**6,562**	**6,096**	**6,745**	**7,588**	**6,448**
Operating costs	-15,324	-16,692	1,368	-8.2%	- 3,803	- 3,831	- 3,868	- 3,822	- 4,174	- 4,157	- 4,223	- 4,138
Operating profit	**12,248**	**10,185**	**2,063**	**20.3%**	**2,640**	**2,900**	**3,968**	**2,740**	**1,922**	**2,588**	**3,365**	**2,310**
Cost/income (%)	55.6%	62.1%			59.0%	56.9%	49.4%	58.2%	68.5%	61.6%	55.7%	64.2%

Operating Profit: breakdown

(€ billion)



2008
2009
19.39
17.62
Net interest income
7.49
9.96
Net non-interest income
26.88
27.57
Operating income
Operating costs
-16.69
-15.32
10.19
12.25
Operating profit

Operating profit by business segment

The contributions of individual business segments to Group operating profit are shown in the following table.

Operating profit by business segment (€ million)

	NET INTEREST INCOME	NET NON-INTEREST INCOME	OPERATING INCOME	OPERATING COSTS	OPERATING PROFIT 2009	OPERATING PROFIT 2008	OPERATING PROFIT CHANGE %
Retail	6,235	3,611	9,846	-7,026	2,821	3,855	-26.8%
Corporate & Investment Banking (CIB)	7,629	2,404	10,033	-3,309	6,724	2,991	124.8%
Private Banking	278	501	779	-544	236	363	-35.0%
Asset Management	12	721	733	-455	278	581	-52.1%
Central Eastern Europe (CEE)	3,004	1,609	4,613	-1,949	2,664	2,509	6.2%
Poland's Markets	895	738	1,634	-853	780	1,123	-30.5%
Total other divisions	-438	371	-66	-1,189	-1,255	-1,236	1.6%
Total Group	**17,616**	**9,956**	**27,572**	**-15,324**	**12,248**	**10,185**	**20.3%**

Net Interest Income

Net **interest income** - at €17.6 billion as against €19.4 billion in 2008 - for 2009 fell by €1.8 billion, down 9.1% (or 5.4% at constant exchange rates and businesses), mainly due to lower mark-down in all markets.
In contrast, partly offsetting this, net interest income rose in Corporate and Investment Banking, which was able to exploit market opportunities deriving from the performance of interest rates and, more generally, of financial markets in 2009, and in the Corporate Center, due to the lower cost of funding.

Dividends and other income from equity investments, on the other hand, declined by €700 million (or 69.2%), more than half of which was due to an extraordinary dividend collected in 2008 as a result of disposal of B&C Holding GmbH profit-sharing rights. The rest was due to lower dividends and profit shares from equity investments.

Customer loans were €565 billion at December 31, 2009, down by 7.8% from December 31, 2008. This contraction was mainly due to Corporate and Investment Banking customers and diminished demand for credit, especially investment finance.

At December 31, 2009 **deposits from customers and securities** were €596.4 billion as against €591.3 billion at December 31, 2008.

Net interest income (€ million)

	YEAR 2009	YEAR 2008	CHANGE AMOUNT	CHANGE %
Interest income and similar revenues	34,912	54,306	- 19,394	-35.7%
Interest expense and similar costs	- 17,608	- 35,932	18,324	-51.0%
Net interest	***17,304***	***18,374***	***- 1,070***	***-5.8%***
Dividends and oher income from equity investments	312	1,012	- 700	-69.2%
Net interest income	**17,616**	**19,386**	**- 1,770**	**-9.1%**

Net interest income (Quarterly figures, € billion)



4.54
4.68
4.91
5.26
4.70
4.81
3.99
4.11
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009

Main Results and Performance for the period (CONTINUED)

Non-Interest Income

Net non-interest income totaled €10 billion at December 31, 2009, up by 32.9% (39.9% at constant exchange rates and businesses) over December 31, 2008. This item includes a shift in favor of **Net trading, hedging, and fair value income** which was €1.8 billion as against a loss of €2 billion in 2008, while **net fees and commissions** declined by 14.4% (10.7% at constant exchange rates and businesses) to €7.8 billion from €9.1 billion in 2008. However, the quarterly changes indicate a reversal of the trend: in Q4 2009 fees and commissions were up by 9.5% over the previous quarter.

Net non-interest income (€ million)

	YEAR		CHANGE	
	2009	2008	AMOUNT	%
Fee and commission income	9,548	11,125	- 1,577	-14.2%
Fee and commission expense	- 1,768	- 2,032	264	-13.0%
Net fees and commissions	*7,780*	*9,093*	*- 1,313*	*-14.4%*
Net trading, hedging and fair value income	*1,803*	*- 1,969*	*3,772*	*n.s.*
Othe administrative income	1,430	1,332	98	7.4%
Other administrative expense	- 1,057	- 964	- 93	9.6%
Net other expense/income	*373*	*368*	*5*	*1.4%*
Net non-interest income	**9,956**	**7,492**	**2,464**	**32.9%**



Net non-interest income
(Quarterly figures, € billion)
1.91
2.91
1.83
0.84
1.86
3.02
2.74
2.34
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009

The decline in net fees and commissions was mainly due to **Asset Management and Administration Services** (down by 22%), especially commissions on UCITS (-29.4%), in line with the reduction in total assets under management.

Net fees and commissions (€ million)

	YEAR		CHANGE	
	2009	2008	AMOUNT	%
Asset management, custody and administration:	3,074	3,941	- 867	- 22.0%
segregated accounts	*262*	*401*	*- 139*	*- 34.7%*
management of collective investment funds	*1,269*	*1,797*	*- 528*	*- 29.4%*
insurance products	*515*	*596*	*- 81*	*- 13.6%*
securities dealing, placement and other services	*1,028*	*1,147*	*- 119*	*- 10.4%*
Current accounts, loans and guarantees	2,451	2,631	- 180	- 6.8%
Collection and payment services	1,469	1,587	- 118	- 7.4%
Forex dealing	457	556	- 99	- 17.8%
Other services	329	378	- 49	- 13.0%
Total	**7,780**	**9,093**	**- 1,313**	**- 14.4%**



Net fees: % breakdown
5.9
4.2
3.4
16.3
18.9
6.6
13.2
31.5
segregated accounts
management of collective investment funds
insurance products
securities dealing, placement and other services
Current accounts, loans and guarantees
Collection and payment services
Forex dealing
Other services

Some items which were previously recognized under "management of collective investment funds" are now included under "segregated accounts". 2008 results are therefore reclassified accordingly.

Operating Costs

2009 **operating costs** were €15.3 billion, down 8.2% from 2008 (5.3% at constant exchange rates and businesses).

Operating costs (€ million)

	YEAR		CHANGE	
	2009	2008	AMOUNT	%
Payroll costs	- 9,098	- 9,918	820	-8.3%
Other administraitve expense	- 5,408	- 6,019	611	-10.2%
Recovery of expenses	463	557	- 94	-16.9%
Amortisation, depreciation and impairment losse on intangible ad tangible assets	- 1,281	- 1,312	31	-2.4%
Operating costs	**- 15,324**	**- 16,692**	**1,368**	**-8.2%**

Operating costs (Operating costs, € billion)



4.14
4.22
4.16
4.17
3.82
3.87
3.83
3.80
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009
Q2 2009
Q3 2009
Q4 2009

Payroll costs were €9.1 billion, a decline of 8.3% (5.8% at constant exchange rates and businesses) compared to 2008; this drop is attributable to reductions in both staff numbers and variable compensation.

The **full-time equivalent headcount** at December 31, 2009 was 165,062 employees, with a reduction of 9,457 employees since the beginning of the year.

Reductions from December 31, 2008 were mostly concentrated in:

- Retail: a reduction of 2,756 employees, of whom 2,157 in Italy within the scope of the union agreements reached on absorbing the Capitalia Group.
- CIB: a reduction of 1,018 employees, of whom 423 in Italy.
- CEE: a reduction of 3,729 employees, mainly in the Ukraine (1,706), Kazakhstan (726), Turkey (681) and Romania (269).
- Poland's Markets: a reduction of 1,136 employees.
- Asset Management: a reduction of 203 employees, as a result of the restructuring of the business segment.
- GBS: a reduction of 205 employees, as a result of the synergies produced by concentrating IT and back-office activities.
- Corporate Centers: a reduction of 336 employees, as a result of the rationalization in progress.

Other administrative expenses amounted to €5.4 billion - a reduction of 10.2% from 2008 (7% at constant exchange rates and businesses), due to the effect of ongoing measures taken to rationalize expenses and specific managerial initiatives implemented during 2009 to deal with the difficult economic situation.

Most of the reductions were concentrated in advertising, marketing and communications costs (cut by €151 million), ICT costs (cut by €132 million), indirect costs relating to personnel, including business travel, training, and leases (cut by €120 million).

Other administrative expenses (€ million)

	YEAR		CHANGE	
	2009	2008	AMOUNT	%
Indirect taxes and duties	- 453	- 527	74	-14.0%
Miscellaneous costs and expenses	- 4,955	- 5,492	537	-9.8%
advertising marketing and comunication	*- 338*	*- 489*	*151*	*-30.9%*
expenses related to credit risk	*- 210*	*- 239*	*29*	*-12.1%*
expenses related to personnel	*- 327*	*- 447*	*120*	*-26.8%*
information communication technology expenses	*- 1,257*	*- 1,389*	*132*	*-9.5%*
consulting and professionals services	*- 374*	*- 402*	*28*	*-7.0%*
real estate expenses	*- 1,330*	*- 1,306*	*- 24*	*1.8%*
other functioning costs	*- 1,119*	*- 1,220*	*101*	*-8.3%*
Other administrative expenses	**- 5,408**	**- 6,019**	**611**	**-10.2%**

Miscellaneous costs and expenses % breakdown



6.8
4.2
6.6
25.4
7.5
26.8
22.6
advertising marketing and comunication
expenses related to credit risk
expenses related to personnel
information communication technology expenses
consulting and professionals services
real estate expenses
other functioning costs

Recharges were €463 million in 2009, a reduction of 16.8% at constant exchange rates and businesses from 2008, while amortization, depreciation, and **impairment losses on intangible and tangible assets** declined 2.4% but slightly increased on a constant basis (by 1.6%).

Main Results and Performance for the period (CONTINUED)

Net Profit attributable to the Group

In the following table the steps leading from **operating profit** to net profit, with comparison against 2008, have been reclassified to improve disclosure:

Net profit attributable to the Group

(€ million)

	YEAR		CHANGE		QUARTERLY FIGURES							
					2009				2008			
	2009	2008	AMOUNT	%	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating profit	*12,248*	*10,185*	*2,063*	*20.3%*	*2,640*	*2,900*	*3,968*	*2,740*	*1,922*	*2,588*	*3,365*	*2,310*
Goodwill impairment	-	- 750	750	-	-	-	-	-	- 750	-	-	-
Provisions for risks and charges	- 609	- 344	- 265	77.0%	- 232	- 154	- 155	- 68	- 165	- 51	- 77	- 51
Integration costs	- 258	- 140	- 118	84.3%	63	- 12	- 242	- 67	- 31	- 18	- 67	- 24
Net write-downs of loans and provisions for guarantees and commitments	- 8,313	- 3,700	- 4,613	124.7%	- 2,068	- 2,164	- 2,431	- 1,650	- 1,328	- 1,074	- 634	- 664
Net income from investments	232	207	25	12.1%	217	181	- 133	- 33	194	- 359	186	186
Profit (loss) before taxes	***3,300***	***5,458***	***- 2,158***	***-39.5%***	***620***	***751***	***1,007***	***922***	***- 158***	***1,086***	***2,773***	***1,757***
Income tax for the period	- 1,009	- 627	- 382	60.9%	- 124	- 188	- 363	- 334	849	- 388	- 631	- 457
Profit (loss) for the period	***2,291***	***4,831***	***- 2,540***	***-52.6%***	***496***	***563***	***644***	***588***	***691***	***698***	***2,142***	***1,300***
Minorities	- 332	- 518	186	-35.9%	- 63	- 103	- 90	- 76	- 111	- 104	- 142	- 161
Net profit (loss) attributable to the Group before PPA	**1,959**	**4,313**	**- 2,354**	**-54.6%**	**433**	**460**	**554**	**512**	**580**	**594**	**2,000**	**1,139**
Purchase Price allocation effects	- 257	- 301	44	-14.6%	- 62	- 66	- 64	- 65	- 75	- 62	- 88	- 76
Net profit (loss) attributable to the Group	**1,702**	**4,012**	**- 2,310**	**-57.6%**	**371**	**394**	**490**	**447**	**505**	**532**	**1,912**	**1,063**

Net profit attributable to the Group
(€ billion)


2008
2009
10.19
12.25
5.46
3.30
4.83
2.29
4.01
1.70
Operating profit
Profit (loss) before taxes
Profit (loss) for the period
Net profit

Goodwill Impairment

No circumstances occurred that entailed **goodwill impairment losses**.

Provisions for Risks and Charges

Provisions for risks and charges amounted to €609 million, mainly due to legal and tax disputes, clawback petitions, and customer disputes.

Integration Costs

Integration costs in the period amounted to €258 million, compared to €140 million in 2008. Besides the time value effect on the stock of existing funds, these costs were also connected with the restructuring processes involving especially Retail and Corporate and Investment Banking.

Net Impairment Losses on Loans and Provisions for Guarantees and Commitments

Despite the economy's first steps toward recovery, deterioration in the macroeconomic scenario continued to affect loan quality, resulting in the need for larger provisions for credit risks. In 2009 net impairment losses on loans plus **provisions for guarantees and commitments** amounted to €8.3 billion, compared to €3.7 billion at December 31, 2008. This increase involved all business sectors, particularly CIB (a rise of €2.3 billion), Retail (+€520 million) and CEE (+€1.2 billion).

Asset quality data confirm the trend observed. The carrying value of impaired loans was €31 billion, an increase of 56.6% over December 31, 2008, accounting for 5.50% of customer loans, compared to 3.24% at December 2008.

The €11.2 billion increase in impaired loans included €2.2 billion in non-performing loans, €5.4 billion in doubtful loans, €2 billion in restructured loans and €1.6 billion in past-dues. The increase was mainly due to Group entities operating in Italy, which recorded an increase of some €8.5 billion, and to a lesser extent to those operating in Germany (+€1.1 billion) and in Central Eastern European markets (+€1.4 billion).

Loans to customers asset quality

(€ million)

	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED LOANS	PAST-DUE LOANS	IMPAIRED LOANS	PERFORMING LOANS	TOTAL CUST. LOANS
As at 12.31.2009							
Face value	32,836	16,430	4,436	3,932	**57,634**	537,032	**594,666**
as a percentage of total loans	*5.52%*	*2.76%*	*0.75%*	*0.66%*	***9.69%***	*90.31%*	
Writedowns	20,144	4,883	1,130	428	**26,585**	3,095	**29,680**
as a percentage of face value	*61.3%*	*29.7%*	*25.5%*	*10.9%*	***46.1%***	*0.6%*	
Carrying value	12,692	11,547	3,306	3,504	**31,049**	533,937	**564,986**
as a percentage of total loans	*2.25%*	*2.04%*	*0.59%*	*0.62%*	***5.50%***	*94.50%*	
As at 12.31.2008							
Face value	28,772	8,949	1,856	2,205	**41,782**	595,314	**637,096**
as a percentage of total loans	*4.52%*	*1.40%*	*0.29%*	*0.35%*	***6.56%***	*93.44%*	
Writedowns	18,308	2,772	593	281	**21,954**	2,662	**24,616**
as a percentage of face value	*63.6%*	*31.0%*	*32.0%*	*12.7%*	***52.5%***	*0.4%*	
Carrying value	10,464	6,177	1,263	1,924	**19,828**	592,652	**612,480**
as a percentage of total loans	*1.71%*	*1.01%*	*0.21%*	*0.31%*	***3.24%***	*96.76%*	

Net Income from Investments

Net income from investments was €232 million in 2009, the combined result of gains on disposals and write-downs of equity investments.

Transactions that generated profits in 2009 included:

- transfer of part of the Group's property portfolio to a closed-end real estate fund, the Core Nord Ovest fund, with the subsequent sale of a majority of the equity, generating a capital gain of €165 million;
- the disposal of the equity shares held in the Omicron Plus fund, generating a capital gain of €461 million;
- other disposals for a total amount of €68 million;
- Among the other principal assets disposed of in the first half of the year, gains were realized on Heidelberg Cement (€45 million), Banco de Sabadell (€30 million), Mastercard (€22 million), Si Holding (€15 million), DAB (€17 million);
- the main write-downs made in 2009 included private equity funds (-€231 million), Deutsche Schiffsbank (-€71 million), Banco de Sabadell (-€52 million) and Kinabalu Financial Products (-€26 million).

Profit before Tax

Operating profit for 2009 of €12.2 billion less **provisions for risks and charges** (-€609 million), **net impairment losses on loans and provisions for guarantees and commitments** (-€8.3 million), **net income from investments** (€232 million), and **integration costs** (-€258 million) gave **profit before tax** for 2009 of €3.3 billion (as against €5.5 billion in 2008).

Main Results and Performance for the period (Continued)

Profit before Tax by Business Segment

The following table shows how profit before tax was generated in each business segment starting from operating profit; please see the respective sections for an analysis of individual items.

Profit before tax by business segment

(€ million)

	OPERATING PROFIT	PROVISIONS FOR RISK AND CHARGES	INTEGRATION COSTS	NET WRITE DOWNS OF LOANS AND PROV. FOR GUAR. AND COMM.	NET INCOME FROM INVESTMENTS	PROFIT BEFORE TAX 2009	PROFIT BEFORE TAX 2008
Retail	2,821	-89	-104	-1,700	17	945	3,026
Corporate & Investment Banking (CIB)	6,724	-213	-109	-4,464	-383	1,555	690
Private Banking	236	-14	-5	-10	-3	203	366
Asset Management	278	-2	-8	-	19	287	599
Central Eastern Europe (CEE)	2,664	-46	-4	-1,718	12	908	2,026
Poland's Markets	780	-	-	-123	35	692	1,110
Parent Company and other companies	-1,255	-245	-29	-297	535	-1,290	-2,359
Total Group	**12,248**	**-609**	**-258**	**-8,313**	**232**	**3,300**	**5,459**

Income Tax for the Year

Income tax for the period amounted to €1 billion, with a tax rate of 30.6% compared to 11.5% in 2008.

Profit (Loss) for the Period

Profit for the period of €2.3 billion, less **minorities** (-€0.3 billion) and the economic effects of **Purchase Price Allocation** mostly arising from the acquisition of the Capitalia Group (-€0.3 billion), gives a **net profit** of €1.7 billion attributable to the Group (as against €4 billion in 2008).

Reconciliation of the Parent Company's Accounts to the Consolidated Accounts

The **shareholders' equity** of the Group, including profit for the period, amounted to €59.7 billion at December 31, 2009, compared to €55.0 billion at December 31, 2008.

The following table reconciles the Parent Company's shareholders' equity and **net profit** to the corresponding consolidated figures.

Reconciliation of Parent Company to Consolidated Accounts

(€ million)

	SHAREHOLDERS' EQUITY	OF WHICH: NET PROFIT
Balance as at December 31, 2009 as per UniCredit SpA Accounts	**54,092**	**51**
Surplus over carrying values:	6,160	3,200
- subsidiaries (consolidated)	*6,207*	*3,116*
- associates accounted for at net equity	*-47*	*84*
Dividends received in the period by the Holding Company	-1	-1,281
Other reclassification on consolidation	-562	-268
Balance as at December 31, 2009 attributable to the Group	**59,689**	**1,702**
Minorities	3,202	332
Balance as at December 31, 2009 (minorities included)	**62,891**	**2,034**

Capital and Value Management

Principles of Value Creation and Disciplined Capital Allocation

To create value for the shareholders, the Group's strategic guidelines are aimed at optimizing the composition of its business portfolio. This goal is pursued through a process of capital allocation to each business line in relation to its specific risk profile and ability to generate extra income measured as EVA, which is the main performance indicator related to TSR (Total Shareholder Return). The development of Group operations with a view to value creation require a process for allocating and managing capital governed by different phases in the process of planning and control, articulated as:

- Formulation of the proposed propensity for risk and capitalization targets;
- Analysis of the risks associated with the value drivers and resulting allocation of capital to the business lines and to the Business Units;
- Assignment of performance targets in line with risk;
- Analysis of the impact on the Group's value and of the creation of value for shareholders;
- Drafting and proposal of the financial plan and dividend policy.

The process of allocation is based on a "dual track" logic, i.e., the higher amount as between economic capital and regulatory capital (Core Tier 1) is allocated at the consolidated level and for each business line/Business Unit.

If economic capital is higher, this approach makes it possible to allocate the real risk capital that the Supervisory Authority does not consider yet and, if regulatory capital is higher, to allocate capital in accordance with the regulatory rules.

EVA Generated by Business Segment (€ million)

	YEAR	
	2009	2008
Retail	130	992
Corporate Investment Banking (CIB)	(480)	(1,376)
Private Banking	108	208
Asset Management	180	388
Central Eastern Europe (CEE)	46	767
Poland's Markets	215	404
Other components [1]	(2,191)	(1,635)
Total	**(1,992)**	**(252)**

Notes

2008 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and computation rules.

1. Global Banking Services, Corporate Centre, inter-segment adjustments and consolidation adjustments not attributable to individual segments.

Capital Ratios

The Group dynamically manages its capital by monitoring regulatory capital ratios, anticipating the appropriate changes necessary to achieve its targets, and optimizing the composition of its assets and equity. Planning and monitoring refer, on the one hand, to shareholders' equity and the composition of regulatory capital (Core Tier 1, Tier 1, Lower and Upper Tier 2, and Tier 3 Capital) and, on the other hand, to the Risk-Weighted Assets (RWAs).

With the introduction of Basel 2, the latter aspect assumes even greater importance. In fact, calculating the Risk-Weighted Assets for portfolios managed using the Advanced model not only depends on the nominal value of the assets but also on the relevant credit parameters. Besides volume dynamics, it also becomes crucial to monitor and forecast the change in the loan quality of the portfolio in view of the macroeconomic scenario (the so-called pro-cyclical effect).

For each fiscal year the Group sets a Core Tier 1 ratio target ensuring that its credit rating is in line with the major international banking groups.

The Core Tier 1 Ratio (Basel 2) at December 2009 was 7,62%. The Tier 1 Ratio and Total Capital Ratio, respectively, were 8.63% and 12.02%. Considering the effect of the capital increase announced on September 29, 2009, and closed on February 24, 2010 the ratios would be: Core Tier 1 Ratio 8.47%, Tier 1 Ratio 9.49%, Total Capital Ratio 12.88%.

Capital ratios (€ million)

	AS AT 12.31.2009		AS AT 12.31.2008 [2]	
	AFTER CAPITAL INCREASE	BEFORE CAPITAL INCREASE	AFTER CAPITAL INCREASE	BEFORE CAPITAL INCREASE
Total capital	58,257	54,372	57,542	54,544
Tier 1 Capital	42,919	39,034	37,840	34,843
Core Tier 1 Capital	38,288	34,435	33,725	30,755
Total RWA	452,388	452,388	512,532	512,532
Total Capital Ratio	**12.88%**	**12.02%**	**11.23%**	**10.64%**
Tier 1 Ratio	**9.49%**	**8.63%**	**7.38%**	**6.80%**
Core Tier 1 Ratio	**8.47%**	**7.62%**	**6.58%**	**6.00%**

2. Values restated considering the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investments, re-computing the deductions for fair values changes due to differences in own credit rating, and re-calculating the intercompany components of subordinated debts.

2009 After Capital Increase figures include the capital increase announced on September 29, 2009 and concluded on February 24, 2010.

Capital and Value Management (CONTINUED)

The recent crisis, by which the financial markets were affected, has given rise to intense ongoing debate on the need to revise, in a more restrictive sense, the rules for measuring capital and the capital ratios imposed by Basel 2. In this context, the Basel Committee on Banking Supervision, implementing the recommendations approved by the **Financial Stability Board** and by the G20 leaders at the September meeting in Pittsburgh, published two advisory documents on December 17, 2009 on proposals for modifying the prudential rules on bank capital and liquidity. Based on the comments received and the evidence gathered from an impact study recently carried out, the Basel Committee will make the necessary refinements to the proposals and issue a final version by the end of 2010. Before acceptance on a national level, the new rules will be subjected to the usual process of legislative review by European institutions.
The Basel Committee intends the new rules to enter into force by the end of 2012.

Shareholderís Equity Attributable to the Group

The **shareholders' equity of the Group**, including the profits of the period (€1,702 million), amounted to €59,689 million at December 31, 2009, compared to €54,999 million at December 31, 2008.

The statement of changes in shareholders' equity between the two fiscal years is given in notes to the accounts, Part B - Section 15 gives further details on this matter.

The following table shows the main changes that occurred in 2009.

Shareholders equity (€ million)

Shareholders equity as at December 31, 2008	**54,999**
Capital increase (net of capitalized costs)	2,799
Forex translation reserve	(490)
Change in afs / cash-flow hedge reserve	976
Others [1]	(297)
Net profit for the period	1,702
Shareholders equity as at December 31, 2009	**59,689**

1. Mainly due to options on Minorities.

Results by Business Segment

The 2009 results by business segment, as shown in the following Table and commented on in subsequent sections, are presented in the form currently used for reporting Group results to Management.

Differences from 2008 segment reporting are that the former Corporate Banking and MIB divisions have been aggregated in Corporate & Investment Banking and that Asset Gathering has been transferred from Private Banking to Retail Banking. Prior-year profit and loss data have been restated to take these changes into account.

Key figures by business segment (€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING (CIB)	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL
Income statement								
OPERATING INCOME								
2009	9,846	10,033	779	733	4,613	1,634	-66	27,572
2008	*11,466*	*6,474*	*916*	*1,088*	*4,732*	*2,183*	*16*	*26,878*
Operating costs								
2009	-7,026	-3,309	-544	-455	-1,949	-853	-1,189	-15,324
2008	*-7,612*	*-3,484*	*-554*	*-508*	*-2,223*	*-1,060*	*-1,252*	*-16,692*
OPERATING PROFIT								
2009	2,821	6,724	236	278	2,664	780	-1,255	12,248
2008	*3,855*	*2,991*	*363*	*581*	*2,509*	*1,123*	*-1,236*	*10,185*
PROFIT BEFORE TAX								
2009	945	1,555	203	287	908	692	-1,290	3,300
2008	*3,026*	*690*	*366*	*599*	*2,026*	*1,110*	*-2,359*	*5,458*
EVA [1]								
2009	130	-480	108	180	46	215	-2,191	-1,992
2008	*992*	*-1,376*	*208*	*388*	*767*	*404*	*-1,633*	*-252*
Cost/income ratio								
2009	71.4%	33.0%	69.8%	62.0%	42.3%	52.2%	n.s.	55.6%
2008	*66.4%*	*53.8%*	*60.4%*	*46.7%*	*47.0%*	*48.6%*	*n.s.*	*62.1%*
Employees [2]								
as at December 31, 2009	49,476	14,694	3,002	1,962	52,337	20,270	23,321	165,062
as at December 31, 2008	*52,233*	*15,711*	*3,077*	*2,165*	*56,066*	*21,406*	*23,861*	*174,519*

Notes:

Figures were adjusted, if necessary, to include changes in scope of consolidation, in scope of operations and in assets held for sale and private equity activities.

1. 2008 figures were recasted, where necessary, on a like-to-like basis to consider changes in scope of business segments and computation rules.
2. "Full time equivalent". These figures include all the employees of subsidiaries consolidated proportionately, such as Koç Financial Services.

Retail

Introduction


AT A GLANCE
Deposits from customers (€ million)
Austria
22,550
Germany
31,773
Italy
118,383
Operating income (€ million)
9,846
Loans to Deposits Ratio
+97.2%
Staff Numbers
49,476

UniCredit Group's ***Retail Strategic Business Area***[1] focuses primarily on meeting the financial requirements of Mass Market, Affluent and Small Business customers. The Retail SBA's fundamental role is to enable individuals, households and small business customers to satisfy their financial needs by offering a complete range of high-quality, reliable products and services at competitive prices.

In addition to the three new Italian commercial banks created on November 1, 2008 (**UniCredit Banca**, **UniCredit Banca di Roma** and **Banco di Sicilia**), the Retail SBA includes the retail business areas of **UniCredit Bank AG** in Germany and **UniCredit Bank Austria**.

Furthermore, the Retail SBA also includes **UniCredit Family Financing Bank**, established in January 2009 by the merger of UniCredit Consumer Financing, a Group company specializing in consumer credit, and UniCredit Banca per la Casa, specializing in the business of residential mortgages. The new bank Group supports the Retail banks with solutions which meet the diverse financing needs of families.

Finally, since May 2009, the Retail SBA also has also included Asset Gathering, the business area specializing in private retail customer deposits through the online channel and the network of financial consultants. Asset Gathering works through **FinecoBank** in Italy, **DAB Bank** in Germany and **DAT Bank** in Austria; these banks offer the banking and investment services of traditional banks, but set themselves apart by specializing in the online trading business and by an outstanding vocation focus on technological innovation.

1. The introduction describes the main organizational changes and main business areas and/or legal entities that make up the Retail Strategic Business Area Retail, also called Retail SBA. The Financial Performance section reports the Retail SBA's overall results based on the scope of consolidation as at 2009. Results of 2008 are aligned with the new consolidation scope to ensure comparability.

Financial performance

The figures for the closing months of 2009 gave some signs of economic improvement. In the wake of the global recovery even the average economic growth of the eurozone countries should return to positive territory in 2010, albeit with more modest economic growth than in the recent past.

The 2009 results were still influenced by the effects of the financial crisis and the economic slowdown in Europe, which have generated the worst economic environment of recent years, and which have reflected unfavorably on the solvency and demand for new credit from customers. Particularly in the period observed, the Retail SBA results were affected by the extreme conditions of market rates by by the turmoil in the financial markets which impaired revenues, and by the deterioration of the credit scenario which led to a worsening of banking assets.

The Retail SBA's operating profit was affected by the trend of **operating income**, which amounted to €2,274 million in the fourth quarter of 2009, down from the fourth quarter of 2008.
The progressive value of 2009 totaled 9,846 million (-14.1% y/y).

Income Statement

(€ million)

RETAIL	YEAR 2009	YEAR 2008	CHANGE %	2009 Q4	2009 Q3	CHANGE % ON Q3 '09	2008 Q4
Operating income	9,846	11,466	- 14.1%	2,274	2,290	- 0.7%	2,680
Operating costs	-7,026	-7,612	- 7.7%	-1,724	-1,712	+ 0.7%	-1,926
Operating profit	2,821	3,855	- 26.8%	550	578	- 4.8%	753
Net write-downs on loans	-1,700	-1,179	+ 44.1%	-314	-392	- 20.0%	-388
Profit before tax	945	3,026	- 68.8%	217	167	+ 30.4%	821

Balance Sheet

(€ million)

RETAIL	AMOUNTS AS AT 12.31.2009	09.30.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Loans to customers	167,954	169,295	180,280	-12,326	- 6.8%
Customer deposits (incl. Securities in issue)	235,896	238,496	215,915	19,981	+ 9.3%
Total RWA	67,844	69,933	80,410	-12,566	- 15.6%
RWA for Credit Risk	54,813	56,271	67,278	-12,465	- 18.5%

Breakdown of loans by country and deposits

(€ million)

RETAIL	LOANS TO CUSTOMERS 12.31.2009	LOANS TO CUSTOMERS 12.31.2008	CHANGE %	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 12.31.2009	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE 12.31.2008	CHANGE %
Italy	114,547	121,103	- 5.4%	181,179	152,356	+ 18.9%
Germany	34,185	39,989	- 14.5%	32,167	35,347	- 9.0%
Austria	19,223	19,187	+ 0.2%	22,550	28,212	- 20.1%
Total	**167,954**	**180,280**	**- 6.8%**	**235,896**	**215,915**	**+ 9.3%**

Key Ratios and Indicators

RETAIL	YEAR 2009	YEAR 2008	CHANGE AMOUNT	CHANGE %
EVA (€ million)	130	992	-861	- 86.9%
Absorbed Capital (€ million)	4,991	5,892	-902	- 15.3%
RARORAC	2.61%	16.83%	n.s.	
Operating Income/RWA (avg)	13.62%	12.93%	68bp	
Cost/Income	71.4%	66.4%	497bp	
Cost of Risk	0.98%	0.64%	34bp	

Staff Numbers

RETAIL	AS AT 12.31.2009	09.30.2009	12.31.2008	CHANGE ON DEC '08 AMOUNT	%
Full Time Equivalent	49,476	49,954	52,233	-2,756	- 5.3%

Retail (Continued)

This result was strongly affected by the negative performance of **net interest income**, due to the sharp decline in rates, which led Euribor to an all-time low (at the end of December one-month Euribor fell to 49 basis points from 310 basis point of December 2008, which means an average decrease of more than 341 basis points in 2009 compared to 2008).

This phenomenon of progressive reduction in market rates has adversely affected the profitability of the Retail SBA arising from the spread over deposits, partially mitigated by positive results stemming from hedging on interest rates.

Measures concerning the abolition in Italy of a maximum overdraft fee generated a further decline in net interest income on loans penalizing the result in the second half-year.

In 2009 the Retail SBA also registered a decline in commissions resulting from trading and assets under management and administration due to the unfavorable market trends and low risk appetite of customers following the financial market crisis.

This decline was partially offset by the positive contribution of the commitment commission which, from July as provided by the so-called "anti-crisis decree", replaced the previous calculation method commonly defined "maximum overdraft commission". The fourth quarter of 2009 showed a recovery in commission compared with the same quarter of the previous year.

This growth of commissions in the fourth quarter was generated mainly by the increase in fees related to assets under management and administration due to the recovery of financial markets concentrated in the second part of the year.

Operating costs stood at 7,026 million at the end of 2009, down 7.7% from the previous year, despite the increases due to the industry-wide agreement in Italy. The reduction is attributable to payroll costs, which decreased due to the downsizing plan especially in Italy, following the Group's integration of the former Capitalia banks. The number of **FTE**[2] of the Retail SBA on December 31, 2009, in fact, decreased by 2,756 units (-5.3%) compared with late 2008, concentrated mainly in Italy. Cost containment measures also applied to other administrative expenses, decreased in 2009 due to a reduction plan.

The **cost/income ratio** of December 2009 stands at 71.4% from 66.4% in 2008 due to the reduction in revenues partially offset by greater cost management efficiency.

Retail SBA's **operating profit** of EUR 2,821 million showed a decline of 26.8% compared to 2008. In terms of the contribution of the three countries to the Retail SBA's total profit, it highlights Italy's considerable contribution, which generated 83% of the overall operating profit in 2009, while Austria and Germany contributed the remaining 17%.

Profit before taxes was affected by the negative trend of the **net write-downs on loans** which in 2009 recorded a sharp increase compared with the previous year, totaling €1,700 million compared to €1,179 million in 2008 (+44.1% y/y). This increase, entirely attributable to the Italian portfolio, is due to the progressive credit deterioration following the financial crisis, affecting both private individual and small business portfolios, which recorded default rates of around 25% higher than last year. The €314 million write-downs recorded in the last quarter of 2009 showed a significant decline in respect to the previous quarter and the fourth quarter of 2008 (nearly -20%) due to the benefits generated by the two programs of economic support launched in Italy at the end of the first quarter and due to the reduction in the cost of discounting of net impaired loans through the adjustment of the interest rates used.

The Retail SBA achieved a **profit before tax** in 2009 of €945 million, a decline on the previous year (-68.8%) closing the fourth quarter of 2009 with €217 million of profit before taxes with an increase of 30.4% compared with the previous quarter.

With regard to credit quality, in December 2009 the Retail SBA reported an **annualized cost of risk** of 98 basis points, an increase of 34 basis points compared with December 2008 as a result of increased net write-downs due to the worsening credit scenario over the last 12 months and the decrease of average credit volumes.

With the aim of creating shareholder value, the Retail SBA has continued to implement a number of actions to ensure an efficient capital allocation that has allowed it to generate positive **EVA** amounting to €130 million in 2009, although lower than 2008.

At the end of December 2009, the Retail SBA totaled nearly €168 billion of **loans and receivables with customers**, with a decrease in the fourth quarter of approximately €1 billion compared with the previous quarter which led to a decline compared to December 2008 of approximately €12 billion (-6.8%), confirming the downward trend that has characterized the entire banking system. The Retail SBA strategy in the area of credit management was to continue to provide, albeit in a context of severe downturn in the economic cycle, adequate financial support to business initiatives and the needs of households without neglecting an attentive assessment of the creditworthiness.

The stock of **deposits from customers** of the Retail SBA, representing deposits and securities in issue, at the end of December 2009 amounted to nearly €236 billion, with a decline of about €2 billion compared with the previous quarter, but increasing

2. FTE - Full Time Equivalents.

of €20 billion (+9.3%) from the start of the year. Not including in Italy the bond issue of UniCredit Family Financing Bank (aimed to fund the mortgages and consumer credit stock from commercial banks), the real growth in direct deposits of the Retail SBA was €14 billion.

This is the result of stronger customer preference towards simpler and more secure products and it has contributed to the Group funding in an environment characterized by uncertainty on the interbank market. Germany and Austria recorded respectively a decrease of 3.2 and 5.7 billion from 2008, the latter influenced by the shift of customers from Retail SBA to Private Banking as a consequence of the new segmentation criteria introduced in the last quarter of 2009.

Efforts to help strengthen the Group balance sheet, allowed a reduction in RWA in December 2009 of approximately €2 billion compared with Q3 2009 and €12 billion compared to 2008, thanks to a combination of a decline in the volume of loans, an extension of internal rating models ("Internal Rating Based" methodology) to the Ex-Capitalia banks and the refinement of methodologies for calculating the RWA.

Breakdown by business, geographic area and company

Summary projects in 2009

The two graphs show the contribution of the three countries to the composition of the Retail SBA's financial assets and loans, broken down by product. At the end of 2009, of **total financial assets** of around €377 billion, **Italy** contributed 69%, **Germany** 21% and **Austria** 10%. **Italy** registered a greater penetration of indirect deposits (61%), while in **Germany** and **Austria**, countries characterized by higher rates of savings deposits, the weighting was at 59% and 30% respectively.

Of total **loans to customers** of about €168 billion, **Italy** contributed 68%, **Germany** 20% and **Austria** the remaining 11%. The mix was different in the three countries. The **mortgage loans** for home purchases represented in all areas the predominant product with an average penetration of approximately 56%. In Italy, **consumer credit** contributed 67% to the €11 billion of total financing. Finally, Italy contributed 92% to small business segment short-term loans of the Retail SBA.

Retail Network Italy

In Italy the process of integration of the former Capitalia network was completed in 2009. This activity has allowed Italian commercial banks to achieve important objectives in terms of the optimization of governance processes, reduction of operating costs and an extension of uniform standards of service across the whole sales network plus a single sales supply improving the quality of service.

In 2009, the Retail SBA expanded its approach to **Customer Satisfaction** to the former Capitalia network, including the measurement of customer satisfaction through the TRI*M index[3] and the monitoring of the Customer Experience through Mystery Shopping. The TRI*M index in December 2009 recorded an overall improvement of 8 points compared with 2008, returning to pre-crisis values and allowing UniCredit to regain its top position compared with its principal competitors. The "**Q48**" project that allows customer complaints to be answered within 48 hours has been extended to the entire sales network. The main result of this project, in addition to "Instant feedback" and direct complaints to senior management, was to reduce the average response time to customer complaints.

3. The TRI*M Index measures the level of customer retention through a weighted summation of assessments that interviewees give the Company based on 4 main retention indices, two of which are related to the degree of satisfaction (overall satisfaction and likelihood to recommend), while the other two measure loyalty (likelihood of repeat purchases and competitive advantage).

Customers Total Financial Assets [1-2]
(2009, € billion)


261[3]
Direct deposits
102.8
AUM
76.6
AUC
81.9
78
31.9
21.4
24.6
38[4]
26.7
8.9
2.7
ITALY
GERMANY
AUSTRIA
Share of total
69%
21%
10%

Total Loans to Customers (excluding non-performing loans)
(2009, € billion)


115
Other
14
SB M/L term
14.3
SB short term
14.7
Consumer credit
7.6
Households Mortgages
64
34
0.9
0.9
1.0
12
19.5
19
2
2.7
2.7
0.3
11
ITALY
GERMANY
AUSTRIA
Share of total
68%
20%
11%

1. Business volumes which have been classified differently from accounts data
2. Data including asset of Fineco Bank in Italy, DAB Group in Germany
3. New commercial network data, net of Institutionals
4. Direct deposits including Own Bond and other deposits

Retail (Continued)

SRT (Semplice Risparmiare Tempo - It's Easy to Save Time), continued with the goal of improving the quality of customer service through the use of alternative channels to the branch. In 2009, work continued on the installation of advanced "**ATM Payment**" machines and "**Spinta SRT2**" self-service areas, with 758 new facilities that brought the ATM pool nearly up to 3,400, which allow 90% of the customers on the Italian perimeter to be served. The strong growth of payments from advanced ATMs with approximately 1.8 million transactions in late November (+50% y/y) has allowed a release of agency staff (580 FTE) from low value-added activities so they can be allocated to sales-related activities. Also in 2009, the number of customers using internet banking grew to 1.1 million (+23% y/y). And finally, the optimization of the Italian sales network continued through the closure of 383 branches and the conversion of another 200 into small branches.

In the **Mass Market segment** a service model was implemented that focused on covering customer needs as measured by the **"BIS"** (Satisfied Needs) **index**. During the third quarter the **Genius Card** innovative product was launched on the market as an alternative to the current account. It is a registered prepaid card that allows major transactions to be made, designed to meet the needs of those seeking a simplified relationship with the Bank which has been bought by about 200,000 customers in a few months.

Regarding the **Personal Banking segment**, several initiatives were launched to strengthen relations with customers and provide a distinctive service able to meet their needs, especially in times of crisis. The "**First Multispecialist Agencies**" project was launched. Through restyling some agencies and focusing on specialized staff, it proposes to acquire new *Affluent* customers and increase assets under management. The extension to the entire sales network of the **Flying Advisor** model continued. The model provides an "itinerant" advisor that operates across multiple agencies by applying the logic of the *First* service model.

For the **Small Business segment,** the **Business Prime** service model was developed. It aims to develop a 360 degree satisfactory partnership relationship with "Key" customers implemented by two professionals: the business specialist, who monitors the relationship with business customers and best satisfies their financial needs by calculating the optimal financial structure, and the investment specialist, who looks after the personal financial requirements of business customers and their families. At the same time, for "microbusiness" customers, the new **Business Easy** service model has been consolidated, which is characterized by targeted distance advice and by the use of advanced alternative channels to the branch.

On the institutional level Retail Network Italy has continued organizing events dedicated to the small business segment. The sixth edition of the "**UniCredit Report on Small Businesses**", presented in Rome in December 2009, focused on the analysis of the positioning of small businesses with regard to the current crisis.

Lending support was continued to small businesses through the "**Italy Business Project**", a sustainability project aimed at supporting the real economy, which called for the creation of an additional amount of loans to support businesses, distributed through in the area through trade associations and Confidi in order to ensure the inflow of funds in a time of liquidity crisis in the markets. A year after launching this project, which envisaged the allocation of €7 billion at Group level (including €3 billion for small businesses), 464 trade associations and Confidi were authorized to participate, which represent 46% of the market, and about €1.1 billion of new loans have been approved (including new agreements and renewals with short-term increase) for 10,500 practices, with an acceptance rate of applications for funding of 80%.

Still with a view to supporting companies that are experiencing a situation of temporary difficulty, the new **SOS Business Italy** agreement has been signed with associations of artisans and commerce, with the aim of rescuing from the crisis, structurally sound companies who are experiencing a period of difficulty, through innovatives financial instruments (e.g. extension of the amortization schedule, repayment temporary suspension, etc.). At the end of December approximately 6,000 small businesses were supported for a total exposure of about €720 million through the granting of new finance.

In terms of **sales performance**, the sales network in **Italy** in 2009 generated €26 billion in investment product sales (+10% y/y), having concentrated on simple products with a low risk profile, with a daily increase in sales over the previous year. The net assets under management since the beginning of the year increased by €1.1 billion (2% of the stock of the start of the year), thanks to the positive managed net inflow of €3.4 billion in the second half-year. Assets under management were primarily sustained by the allocation of **UniGarantito**, a guaranteed principal insurance product with a minimum annual return, with €2.5 billion of sales in the second half-year and about 215,000 policies for a value of €7 billion since the beginning of the year.

The Retail Strategic Business Area was able to increase total financial assets to €9 billion compared to the beginning of the year (+4%), mainly due to the appreciation in indirect deposits following the recovery of the financial markets in the second half. The three commercial banks continued to provide support to small businesses through the provision of some €11 billion in new loans, amounting to over 165,000 loan files since the beginning of the year.

Retail Network Germany

UniCredit Bank AG in 2009 continued to serve the three strategic customer segments (mass market, affluent and small business) with three models of dedicated services which reflect their different needs. The main objective for the **Mass Market segment** in 2009 was to increase product penetration by providing requirement-based advice and expanding online banking. In this customer segment, the "**Willkommenskonto**" current account continued to be in high demand by customers. The product won several awards last year, including an award in the CHIP-Test 2009 performed by the German magazine "CHIP" and the first to test the security of online banking. UniCredit Bank AG has begun to only issue cards that include microchip in order to increase security for its customers.

In the **Personal Banking segment** due to the ongoing uncertainty in the financial markets and the significant decrease in interest rates, in 2009 UniCredit Bank AG focused consulting services on medium-term bonds and safe investment products with guaranteed principal, which have been very well received, allowing it to win new deposits in the first part of the year. Moreover the new investment product "**VermögensDepot privat Defensiv**" was added to the offering and new flows were recorded from bond funds "**F&C Stiftungsfonds**". In terms of insurance products, in 2009 UniCredit Bank AG optimized the successful ***AktivRente*** insurance product, dedicated to affluent customers and designed to maximize the tax benefit on premiums paid. This product adapts the risk profile to the investor's various life stages and the market situation, and gradually decreases at the approach of maturity.

In the **Small Business segment** UniCredit Bank AG continued to support its customers in 2009 by extending them new lines of credit worth €1 billion in 2009, to provide them with the liquidity necessary to support their businesses. UniCredit Bank AG also continued to offer the new ***Business Class*** service model to its customers, aimed at key small business customers, through which all small businesses can count on two professionals: a dedicated business consultant and a specialist dedicated to the business customer's total personal investment requirements. UniCredit Bank AG extended the use of the **Business Dialog** consultancy tool, through which advisors analyzed the initial investments and risk propensity of clients to identify new investment opportunities. In the fourth quarter, UniCredit Bank AG launched an "**Konto4Business**" account package presenting value-added services, including access to the Deutsche Post mailing industry, specialized seminars and free marketing advice. This initiative has enabled UniCredit Bank AG to acquire thousands of new customers in a few months.

Retail Network Austria

With regard to the **Mass Market segment**, in 2009 Bank Austria implemented a web-based tool for a structured sales dialog, requested to every relationship manager to perform minimum once a year for each of approximately 200,000 high potential Mass Market customer. In order to maximize the sales importance of the CRM (customer relationship management) support, Bank Austria has refined its Mass Market customer contact techniques through event-driven tools (e.g. due dates, customers who no longer buy products, birthdays etc). Customers of Bank Austria with foreign currency loans have been offered a dedicated information campaign: the target group has become aware of the risks of currency fluctuation and volatility of repayment tools (mutual investment funds and unit-linked insurance policies).

The range of investment products on offer has continued to be able to meet the growing need of **Personal Banking segment** customers to invest in simple, safe products including those with capital guaranteed, supported by marketing and advertising campaigns. Bank Austria has issued a substantial number of Bonds with characteristics of simplicity and transparency: 13 bonds with durations of 3 to 5 years which have reached a total volume of around €600 million. Bank Austria launched 5 USD-bonds for customers who wanted to invest in foreign currency and 1 inflation-linked bond with capital guaranteed at maturity. However, the increasing demand of customers to benefit from the growth of the stock markets in an environment characterized by very low interest rates, especially in the second half of the year, gave Bank Austria the opportunity to reintroduce the Pioneer Austria range of guarantee funds. In particular, "**PIA America Guarantee Fund**" and "**PIA Europe Guarantee Fund**" due to their 7-year term, 100% guaranteed capital and minimum return guaranteed at maturity recorded nearly €250 million of sales volume.

In the insurance area, Bank Austria has expanded its range of products. It offered the product called ***S.M.I.L.E Garant II*** (an index-linked single-premium, guaranteed capital and minimum return insurance product), which in 2009 recorded approximately 3,000 subscriptions. Moreover Bank Austria has continued to market two guaranteed capital insurance products launched in 2009: ***The Active Capital Garantie 2019*** with guaranteed repayment of 140% of capital invested at maturity and ***Active Cash Garantie 2019*** with guaranteed monthly repayments and a minimum guaranteed repayment of invested capital at maturity, which achieved 10,000 subscriptions at the end of December.

In the **Small Business segment**, Bank Austria has continued to invest through the extension of the Business Service Centers in three locations (Vienna, Salzburg, Carinthia). The 30% of small business customers are served in a distance channel (via telephone), with positive effects in terms of reducing the cost of service (57% lower cost of service), reactivation of low potential customers and increase in customer satisfaction.

In 2009 Bank Austria continued to pursue the goal of becoming the first bank chosen by **Affluent** and **Small Business** customers in Austria. An extensive training program was provided called "*Solutions*

Retail (Continued)

4 Affluents" and "*Solutions 4 Small Business*" to ensure a consultancy service aimed at the diversification of investments as an appropriate response to market changes and customer needs. In collaboration with Frankfurt School of Finance and Management, Bank Austria has offered its consultants the opportunity to qualify as "certified advisors".

UniCredit Family Financing Bank

In 2009, UniCredit Family Financing Bank launched the "**ARCA**" (Advanced credit recovery measures) project designed to implement a number of campaigns to assist families who have different earning profiles than those observed at the issue stage due to the unfavorable economic situation, in order to identify useful solutions to overcome the difficulties.

Among the main initiatives in this respect, from which approximately 25,000 customers have benefited, were:

- **Convenzione ABI-MEF [ABI-MEF Agreement]**, which provides the opportunity for some customers with variable-rate mortgages to renegotiate the loan by reducing the rate to a level equal to that prior to the increases in rates by suspending the payment of the differences originating from the renegotiation to the end of the amortization schedule;
- **Insieme 2009** project, which allows low-income families to stay free of payment of mortgage installments up to a maximum of 12 months in the event that any adverse events temporarily impair their solvency;
- **Instalment plan suspension for borrowers resident in areas officially declared to be disaster areas**;
- **Law 2/2009**, launched a loan at a variable rate indexed to the "ECB Rate" parameter. Law 2/2009 also introduced the benefit of a "rate cap" for variable-rate mortgages.

The international financial crisis has made its effects of loans and consumer credit on businesses generating a decline in demand and an increased credit risk. UniCredit Family Financing Bank in 2009 was affected by the unfavorable scenario conditions, showing weakening indicators, in particular in the new flows of disbursement.

The increased risk observed has led to a more careful assessment of the creditworthiness of customers, through innovations in the sales approach with the use of so-called "Pricing at risk", which aims to relate the quality of the risk to the price terms offered.

UniCredit Family Financing Bank finished 2009 with a stock of loans consisting of approximately 780,000 accounts for a price of approximately €63 billion (including securitizations). Using this stock, several important securitization transactions and issuing of secured bank bonds were completed during the year allowing alternative, less expensive funding channels to be used. In 2009, the new production of loans equaled about €2.3 billion in decline from the previous year. This dynamic was in line with the context of market difficulties due to the decline in demand for loans and the effects of the financial crisis on the economic resources of families. The market share of the total new business in the banking industry was approximately 6%. The contribution of the non-banking channel to new loans was nearly 35%.

In the consumer credit products area, compared to a stock of €7.6 billion, at the end of December new business was generated (personal loans, special-purpose loans, revolving credit cards and loans against wages) of €3.5 billion (-8% y/y), of witch nearly 32% of new production from non-banking. These are positive results, in the light of the difficulties in the consumer credit market which registered a decline of 13% in 2009, should be considered positive because they allowed the Retail SBA to increase its own market share (Assofin survey) of the total loans in the industry at 9.5% compared to 7.6% in 2008.

Product innovation activity has continued with the aim of guaranteeing an offering distinguished by maximum flexibility of use, in line with the new market requirements. After the launch in the first half-year of the ***UniCreditCard Extra Revolving*** **card** and the **CreditExpress Dynamic** personal loan with "installment skipping", "installment changing" and "reloading" features, the new **Credit Express Premium** product was launched in the fourth quarter of 2009, which rewards good behavior with an annual rate cut of 100 basis points, and was promoted in various sales channels with dedicated advertising materials.

On the mortgage loans side, the **Mutuo Opzione Sicura** [Safe Option Mortgage] was launched, which allows starting at a variable rate or a 5-year fixed rate and opting for the free renegotiation of the mortgage and extension of the duration; the **Mutuo Cap [Mortgage Cap]**, at a variable rate, was also launched, with a fixed limit ("cap") contracted at the rate of interest payable by the customer, enabling customers to reap the benefits of variable-rate mortgages without running the risk of paying too high an installment. The **Polizza Multirischio** [Multirisk Policy]: an insurance package of different types of damage cover to match the underwriting of the loan has also been made available to customers.

During 2009, new business initiatives were developed with the aim of strengthening the company's position in the market and maintaining a high profitability both in the banking and non-banking channels, despite a continued downturn in the market. The **Diagnostico mutui** [Mortgage diagnosis] tool was launched, aimed at critically reviewing all phases of the management process of the loan files. Finally, the ***"Silver bullet"*** initiative to improve the synergies with the sales network in order to optimize customer profiling and increase loan application approval rate should be mentioned.

For the foreign market, however, work has continued on the development and consolidation of international initiatives. In 2009, the Munich branch continued its operations in the credit card segment, issuing about 46,000 new cards, reaching over 185 thousand for a total of over €215 million in business volume. In addition, the distribution of personal loans continued through UniCredit Bank AG branches with disbursements amounting to €337 million (+90% y/y). In Bulgaria, the subsidiary company UniCredit Consumer Financing AD continued its growth trend by providing €51 million in loans since the beginning of the year consisting of special-purpose and personal loans (+30% y/y). In Romania, the subsidiary UniCredit Consumer Financing IFN has continued to enhance the business of distributing personal loans through the branches of UniCredit Tiriac Bank with total disbursements amounting to €66 million.

Asset Gathering

Fineco Bank in Italy has continued the strategy to improve products and services and to focus on quality advice to retain old customers and increase new acquisitions. The completion of the offering has helped to strengthen leadership in the relevant market and the level of customer satisfaction.

During 2009 efforts in the marketing and sales area continued: Fineco updated current accounts, by introducing the elimination of fees against the crediting of salary; advertising activities focused on a new communication concept aimed at maximizing acquisition in all channels through a mix of direct actions, word of mouth and brand awareness. Thanks to the high customer satisfaction (over 97%[4]), acquisition through word of mouth remains the most effective means for opening accounts. In particular, the two "Connect" and "Wave" campaigns have generated more than 30,000 new opened accounts.

In 2009, **Fineco** generated a net inflow of €2 billion and total assets of €33 billion (+14% compared to 2008). Due to its network of financial consultants, Fineco was ranked 3rd by Assoreti in terms of stocks and net inflow[5]. With regard to online trading Fineco is positioned in 1st place for third-party volumes traded on the major markets (MTA, TAH, S&P/MIB Futures and Mini S&P/MIB). It also secures the 1st position for number of transactions in the equity segment with 9.7%. In summary, Fineco Bank is confirmed as the market leader[6] as a broker in Italy with a total of €26 million transactions.

DAB Group, which operates through DAB Bank in Germany and DAT Bank in Austria, expanded its trading and consultancy business by strengthening its leadership position as a broker and winning the *Brokerwahl* award as German *Best Certificate Broker* and the award for best direct bank for brokerage according to *Euro am Sonntag*. The figures at the end of 2009 confirm a growth in stocks of 20% compared with the previous year end, bringing assets to €23 billion. During 2009, DAB launched a sales campaign aimed at acquiring new retail customers (B2C), offering special terms of remuneration on account and trading commissions (12,500 new customers acquired). In terms of the number of transactions, DAB Bank in Germany completed 2009 with 5.5 million transactions and DAT in Austria with 1 million transactions.

Outlook 2010

2010 will be characterized by the entry into the perimeter of the Polish Retail SBA. The macroeconomic forecasts foresee a more difficult environment for banks in the eurozone. The analysis of external forecasting institutions[7] estimate that, despite early signs of an improvement in the economic scenario, the profitability of the banking system will remain under pressure due to declining revenues and a worsening of credit adjustments. The interest margin will be negatively affected by the low level of spreads caused by continued low interest rates. This decline should be offset by a recovery in margin from services resulting from the recovery of the financial markets and adjustments in the pricing policies.

In the **Retail Network Mass Market** segment there will be a revision in the range of accounts dedicated to private customers in order to rationalize and improve the coverage of needs, simplify the service offering and enhance direct channels. In order to comply with the SEPA directives and to ensure security and savings to customers, it will be continued until old payment cards with a single magnetic stripe have been completely replaced with cards containing microchips. Finally, efforts will be made to increase the new production of loans through sales initiatives and direct mailing. At the same time the introduction of risk-based pricing tools to support the network will help to increase profitability.

In the **Personal Banking** segment the process of optimizing the consulting service will continue to ensure an adequate level of service to all subsegments with a balanced cost to serve. In addition, in all countries where the Retail SBA operates, it will launch sales and marketing operations with the aim of acquiring new customers and improving efficiency in sales and consultancy.

In the **Small Business** segment the ability to purchase products and services through remote channels will be developed. The restyling of loan products and current accounts will also continue and a new line of products for professionals will be launched, new insurance cover and *ad hoc* credit cards to support growth in this segment.

For 2010 the objective of the **Asset Gathering** area will be to continue to grow and innovate, extending the offering, providing simple and transparent products to our customers. There will be a major enhancement of the ability to provide high value consulting solutions through the network of financial consultants. The year 2010 will also be geared towards improving and developing synergies with DAB and DAT in view of a possible expansion into new overseas markets.

4. Source: TNS Infratest - figures at December 2009.
5. Source: Assoreti - "Assoreti periodical report - December 2009".
6. Source: Assosim - "Report on the negotiation figures of the ASSOSIM associates on the markets managed by Borsa Italian SPA - December 2009".
7. Prometeia "Report of forecast on bank balance sheets" - October 2009.

Retail (Continued)

The macroeconomic environment will still be difficult for the Family Financing market: despite a slight recovery, the market should still show a restricted growth due to rising unemployment and reduced household disposable income. Despite this environment, **UniCredit Family Financing** will revive business growth, with a increase in the volume of new mortgage and consumer finance loans, particularly in the automotive and personal loans segment, with the aim of further strengthening its role in terms of generation of new customers for the Retail SBA. Particular emphasis will be placed on the containment of operating costs and the optimization of the cost of risk through proactive management of the portfolio, especially in terms of debt recovery. Finally, specific attention will be devoted to further improving levels of customer service through the optimization of assistance activities in the after sales phase.

Corporate & Investment Banking (CIB)

Introduction


AT A GLANCE
Loans to Customers (€ million)
Germany
101,977
Italy
142,607
Austria
46,398
Operating income (€ million)
10,033
Gross operating profit (€ million)
6,724
Staff Numbers
14,694

The Corporate & Investment Banking (CIB) area targets corporate and institutional customers that operate (primarily, but not exclusively) in the primary markets where the UniCredit Group has a presence.

The deterioration in the international economic situation that started in 2008 has accelerated the evolution of the Group business model with the implementation of CIB new organizational structure, which is the result of the merger of the previous Corporate and MIB divisions. In particular CIB is focused on business network in order to make it more consistent with the mission to create sustainable value over the long run through the rationalization of the governance structures of the various businesses involved, and to centralize skills in terms of:

- understanding the needs of corporate and institutional customers through a local distribution network that specializes in specific customer segments;
- creating a Group-wide skill center dedicated to product development and providing related advisory services to the sales network in the activities of providing products and services to customers;
- mitigating risks by taking a global view of a customer relationship and adopting standard risk measurement methodologies and specialized product skills.

Through a broad range of dedicated financial products and services, from traditional lending activities and services that are typical of commercial banking to more complex services with a higher added value (e.g., project finance, acquisition finance and other investment banking services and services to access/operate in international financial markets), CIB supports its customers during the various phases of the business's life by providing support in ordinary corporate activities, in growth and internationalization projects, and lastly, during any restructuring periods.
The strengthening of CIB's position as a European regional specialist in the most advanced global financial markets and investment banking services will enable it to round out the broad range of services it provides to its customers.

Corporate & Investment Banking (CIB) (Continued)

Financial performance

Despite the considerable downturn in the economy and markets, the Corporate & Investment Banking area ended 2009 with **significantly better results** than the previous year, and reported a 125% increase in operating profit.

Operating income totaled €10,033 million with an increase of €3,559 million over the previous year (+55% y/y) with a positive impact on both **net interest income**, which was up by €478 million (+7% y/y), and on **net non-interest income**, which rose by €3,081 million. This increase was primarily driven by growth in income from financial transactions, and by more favorable market conditions than in 2008.

Income Statement

(€ million)

	YEAR		CHANGE	2009		CHANGE	2008
CORPORATE & INVESTMENT BANKING	2009	2008	%	Q4	Q3	% ON Q3 '09	Q4
Operating income	10,033	6,474	+ 55.0%	2,190	2,680	- 18.3%	1,098
of which:							
trading revenues	*691*	*-2,555*	*- 127.0%*	*46*	*476*	*- 90.3%*	*-1,384*
non-trading revenues	*9,342*	*9,030*	*+ 3.5%*	*2,143*	*2,204*	*- 2.8%*	*2,482*
Operating costs	-3,309	-3,484	- 5.0%	-828	-833	- 0.6%	-881
Operating profit	6,724	2,991	+ 124.8%	1,361	1,846	- 26.3%	217
Net write-downs on loans	-4,464	-2,144	+ 108.2%	-1,177	-1,142	+ 3.0%	-1,076
Profit before tax	1,555	690	+ 125.5%	98	476	- 79.4%	-815

Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
CORPORATE & INVESTMENT BANKING	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Loans to customers	290,514	302,997	330,120	-39,606	- 12.0%
Customer deposits (incl. Securities in issue)[1]	139,712	142,534	189,260	-49,548	n.s.
Total RWA	253,115	254,345	278,371	-25,256	- 9.1%
RWA for Credit Risk	235,149	233,676	251,805	-16,656	- 6.6%

1. The change from previous year 2008 is not meaningful due to perimeter change occurred in 2009 on some of the issues bonds.

Breakdown of loans by country and deposits

(€ million)

	LOANS TO CUSTOMERS		CHANGE	DEPOSITS FROM CUSTOMERS AND DEBT SECURITIES IN ISSUE		CHANGE
CORPORATE & INVESTMENT BANKING	12.31.2009	12.31.2008	%	12.31.2009	12.31.2008	%[1]
Italy	142,607	155,154	- 8.1%	48,919	64,318	n.s.
Germany	101,977	121,309	- 15.9%	64,599	76,719	n.s.
Austria	46,398	53,719	- 13.6%	26,657	48,307	n.s.
Intercompany cross country loans & deposits	-468	-62	n.s.	-463	-83	n.s.
Total	**290,514**	**330,120**	**- 12.0%**	**139,712**	**189,260**	**n.s.**

1. The change from previous year 2008 is not meaningful due to perimeter change occurred in 2009 on some of the issues bonds.

Key Ratios and Indicators

	YEAR		CHANGE	
CORPORATE & INVESTMENT BANKING	2009	2008	AMOUNT	%
EVA (€ million)	-480	-1,376	896	- 65.1%
Absorbed Capital (€ million)	18,709	19,120	-411	- 2.1%
RARORAC	-2.57%	-7.20%	463bp	
Operating Income/RWA (avg)	3.74%	2.23%	151bp	
Cost/Income	33.0%	53.8%	n.s.	
Cost of Risk	1.42%	0.68%	74bp	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
CORPORATE & INVESTMENT BANKING	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent 100%	14,694	14,786	15,711	-1,018	- 6.5%
Full Time Equivalent proportional	14,676	14,768	15,696	-1,020	- 6.5%

At the same time, fee contribution was weak since it suffered primarily from a reduction in cash management transaction volume, which is more heavily correlated to the recessionary performance of the economic cycle.

Operating costs totaled €3,309 million, a decline of €175 million (-5% y/y). This decrease was driven by the reduction in **staff expenses** (due in part to the rationalization of the business following the implementation of the new operating model that resulted in a reduction of over 1,000 **FTEs**) and by the continuing tight controls over **other administrative expenses**, which were down 8%.

Impairment losses on loans rose sharply compared to 2008 and totaled -€4,464 million (+108% y/y) due to the overall deterioration in many loan positions. In consideration of the intensity of the current economic crisis and increased risks, with the resulting deterioration of loan quality, the measures taken at the end of 2008 to manage and monitor credit risk were reinforced in 2009 using shared and coordinated management strategies, especially in an attempt to anticipate and manage any deterioration situations.

The **Risk Weighted Assets** dynamics showed that at the end of 2009 total RWAs were down by 9% from the end of the previous year. Specifically, **credit risks** dropped from €251.8 billion in 2008 to €235.1 billion at year end 2009. These results are a reflection of the selective risk reduction policy implemented by UniCredit. This decrease, which can also be seen in the volume of loans provided to customers (-12%), is in fact due to a thorough modification of the customer portfolio in the context of a broader strategy to reduce the Group's leverage. In this context, it also makes sense a selective credit approach was performed.

Thus, **profit before taxes** at year-end 2009 totaled €1,555 million, up 125% over the previous year. The **cost-income ratio** (from 53.8% to 33%) also improved significantly due to the combined effect of higher revenues and lower costs.

EVA stood at -€480 million, and **RARORAC** was -2.57%, an improvement over the -7.2% reported in 2008.

Breakdown by business, geographic area and company

Summary of 2009 projects

The new CIB organizational model is based on a matrix structure that is characterized by the clear separation of sales-related skills (so-called coverage), which are the purview of distribution networks in reference markets: Italy Network, Germany Network, Austria Network, Poland Network (operational since January 1, 2010) and the Financial Institution Group, and on product skills centralized in so-called Product Lines that are responsible for the entire range of products offered by CIB, in particular:

- **Financing & Advisory (F&A):** skill center specializing in all business areas related to corporate lending and advisory. It is directly responsible for lending in terms of structuring deals and pricing for more complex products and more sophisticated customers, and in collaboration with the Networks, it provides supervision and guidelines for setting pricing for plain vanilla loans and core banking customers.
- **Markets:** competence center responsible for Rates, FX, Equities, Capital Markets activities and activities tied to the credit market. In addition, the Markets area includes the operations of Global Distribution and Corporate Treasury Sales (CTS), which are mainly dedicated to corporate and institutional customers.
- **Global Transaction Banking (GTB):** skill center specializing in Cash Management & eBanking products, Supply Chain Finance, Trade Finance, in complex transactions in the area of Structured Trade & Export Finance, and, lastly, in Global Securities Services.
- **Leasing:** responsible for coordinating all activities for the structuring, pricing and sale of leasing products in the Group by leveraging its own distribution Network, which operates in close cooperation with the banking Networks. The reorganization of operations in Italy was recently completed by merging the operations of Locat S.p.A. and UniCredit Global Leasing S.p.A.

In addition to the business advantages of product specialization, full coverage of all CIB operations by the four dedicated Product Lines makes it possible to assign responsibility of a portion of CIB's entire income statement and balance sheet to each, thereby allowing for a more complete and efficient governance of the value generated by individual product and service components.

Financing & Advisory

In keeping with the new business model, the newly established F&A Product Line has the dual (and primary) role of serving as a skill center for all loan products and as advisory for corporate and business customers Group-wide.

In order to meet the needs of customers and become one of the best financing houses in Europe, F&A offers its advisory services to

Corporate & Investment Banking (CIB) (Continued)

distribution networks in the area of lending in terms of both structuring transactions and pricing advanced products that target the most sophisticated customers. At the same time, in collaboration with the networks, it oversees the Group's guidelines for determining pricing for plain vanilla loan transactions targeting corporate customers.

In addition to loan-related services, the range of F&A offerings also includes more sophisticated Investment Banking products (e.g., corporate finance and advisory, syndicated loans, leveraged buy-outs, project and commodity finance, real estate financing and principal investments), which primarily target high-end customers such as large corporate, multinational and institutional customers, which in general have more complex needs and require tailor-made services.

The main units with global responsibility consist of:
- Financial Sponsor Solution, with coverage responsibility for all Private Equity products and all lending activities of subsidiaries of Financial Sponsors;
- Project and Commodity Finance, with global responsibility for the entire Group in this business;
- Loan Syndication, which is the center responsible for managing all syndication activities;
- Principal Investment, which is responsible for managing all activities related to Direct Investments, Fund Investments and Hedge Funds.

Local units are in charge of other lending activities, more sophisticated structured transactions that are not covered by the Global units (related to Mergers & Acquisitions, Real Estate and Shipping), and plain vanilla operations.

Markets

Within the Group, Markets acts as a competence center for all activities related to financial markets and is also the channel that gives UniCredit preferential access to markets.

Its current organizational structure reflects the repositioning process started in the second half of 2007, and later strengthened in 2008, with an emphasis on the following principles: focus on core customers and products, and the rationalization, optimization and improved efficiency of non-core activities.

The underlying goal of the repositioning was to strengthen Markets as one of the main European regional specialists by leveraging the broad customer base in the countries where the Group operates.

The main businesses of Markets can be broken down as follows:
- **Rates,** to execute transactions involving interest rates products (i.e., bonds, derivatives and fixed-income structured solutions); this business area also includes money market transactions and treasury operations for Group companies;
- **Capital Markets,** which is in turn broken down into following businesses:
  - Equity Capital Markets (ECM), which originates, structures and executes transactions for customers in relation to the primary segment of stock markets;
  - Debt Capital Markets (DCM), which originates, structures, executes and participates in customers' syndication and debt financing transactions in capital markets;
  - Structured Capital Markets, which originates and structures innovative transactions linked to capital markets to meet specific customer needs;
  - Capital Market Solutions, which is dedicated to providing highly customized solutions to meet specific customer needs, which are primarily related to accounting balance sheet and rating optimization issues.
- **Equities,** which is mainly dedicated to the negotiation, structuring, sale and dynamic risk management of products related to equity markets for the Group's customers and for outside counterparties (e.g., financial institutions, funds, etc.);
- **Forex Exchange (FX),** which specializes in cash (spot and forward) and derivative (swaps and options) foreign currency products for transactions of its customers and for the foreign currency component of the Group's funding areas;
- **Credit-Related Business** which includes the following businesses:
  - Credit Markets, which typically handles the pricing and negotiation of products related to the credit market including credit default swaps and structured lending products involving companies or financial institutions with high creditworthiness;
  - Illiquids and Special Assets, which manages the Group's problem assets (from the lending standpoint), which, due to their unique nature, fall outside traditional loan recovery channels, and in relation to which access to capital markets is required.

Global Transaction Banking (GTB)

CIB is one of the largest operators in the Global Transaction Banking sector in terms of revenues generated in continental Europe.
By combining in-depth domestic market expertise with the experience of an international bank in all aspects of transaction banking, the GTB Product Line offers a complete set of products and services in the areas of payments and eBanking, trade finance, the financial management of procurement, export finance, and custodian bank services in Central and Eastern Europe.

Starting January 1, 2010, with the organizational model recently approved within the UniCredit Group, activities related to the management of demand deposits and account maintenance also fell under the responsibility of GTB.
The main products and solutions offered to customers include:
- **Cash Management and eBanking**
  The UniCredit Group has strengthened substantial experience in providing Cash Management and eBanking solutions. Using an approach tailored to the needs of customers, GTB specialists provide support for the entire Financial Value Chain. Product offerings range from analyzing cash and payment flow management processes to

the daily management of transactions using the eBanking platform, and to the most efficient solutions for the global management of cash positions for multinational groups, with a particular focus on countries in Central and Eastern Europe, where the Group has a local presence and provides the same high quality of service.

The payment services area represents over 60% of overall revenues of UniCredit's Transaction Banking unit including customer's sight deposits. This will make it possible to round out product offerings and the product catalogue and to maximize the efficiency of a single pricing management area for all products related to treasury and payment services.

Performance for 2009 in this area was affected by interest rate movements, which, compared to the past year, reduced the income generated from value days, but left the market share of commissions largely unchanged despite the global decline in the volume and number of transactions experienced throughout the market due to the crisis situation.

- **Trade Finance & Services and Supply Chain Management**
  UniCredit's products in this business area take advantage of the broad, direct coverage of the markets in which the Group operates with the support of a network of over 4,000 correspondent banks, making it possible to broaden the coverage area to over 50 countries throughout the world. This allows customers of the UniCredit Group to support their range of products in different countries with the broad selection of banking services available.

Trade finance products and services offered to Corporate customers range from more traditional letters of credit, guarantees and documentary credits and forfaiting to highly competitive Global Trade Management solutions that support the customer along the entire "supply chain": Pre-export, post-shipment and inventory finance are just a few examples of solutions offered to customers.

This business area represents about 25% of the revenues of UniCredit's Transaction Banking area, and in 2009 it was able to largely maintain steady performance compared to the previous year due to considerable pricing adjustments for customers that more than offset the reduction in the volume and number of transactions resulting from the negative import/export situation. On the other hand, there was an increase in guarantee volume and commissions and commissions from forfaiting throughout 2009.

Leasing

As dictated by its strategy, effective January 1, 2009, UniCredit Group's Leasing Business Line completed the reorganization of Italian operations through the business combination of Locat S.p.A. with UniCredit Global Leasing S.p.A.

In keeping with the Group's recent reorganization, the Group continued its commitment to maximize cooperation with banks in individual countries, including through the modification and rationalization of distribution models, which are increasingly focused on multiple channels in order to make the best use of synergies within the Group and increase the effectiveness and efficiency of the sales force.

In an effort to strengthen the leasing business and the Group's identity, the rebranding of companies in the European network was also completed.

Projects and initiatives

As already indicated, the main action taken by the UniCredit Group in response to the gradual deterioration of the international economic situation was to change the business model targeting corporate and institutional customers by combining and then reorganizing the previous Corporate and Markets & Investment Banking Divisions into the new CIB with the aim of having a more efficient dialog, understanding the needs of customers, improving product and service quality and mitigating risks by taking a global view of a customer relationship.

This change was combined with the repositioning of structures and operations connected with financial markets under the Markets Product Line, which started in 2008 and is being implemented on the basis of three fundamental principles: (i) a major emphasis on customers and core products; (ii) consolidation and centralized management of non-core portfolios based on downsizing and rationalization principles; (iii) optimization and efficiency improvements in all other business activities.

In particular, the main initiatives carried out by Markets in 2009 were as follows:

- completion of the process to change and/or strengthen the leadership position of sub-areas/portfolios that suffered the greatest impact from the crisis and are still managed on an interim basis after the restructuring started in 2008 (especially in FX and Rates);
- further reclassification, begun in 2008, of financial assets originally classified as "held for trading" and "available for sale" to "loans to customers" or "loans to banks" made possible by the revision introduced in IAS 39 and IFRS 7, which was approved by the International Accounting Standards Board (IASB). This was done in order to adjust reporting to reflect the low liquidity of these instruments, and at the same time, minimize the potential volatility of income statement profits that is, in fact, the result of the previously noted scarce liquidity of the instruments;
- repositioning of the portfolio and simplification of Active Credit Portfolio Management (ACPM) operations. This process started in 2008 with the resulting transfer of the entire Financing & Advisory business, with the exception of investment portfolios and hedging positions attributable to risk management needs;
- a significant reduction in non-core operations and portfolios (over €13 billion), made possible in part, as noted above, by their centralized management;

Corporate & Investment Banking (CIB) (Continued)

- reduction in the volume (inventory) of market making activities;
- consolidation of risks assumed in trading activities, mainly by concentrating them in two hubs in London and Munich, in order to ensure better oversight and control;
- rationalization of the international network;
- gradual alignment of IT systems to the needs of the business and the resulting reduction of gaps with resources used by the Group's main competitors;
- implementation of the plan to optimize staff (overall reduction of FTEs with the targeted hiring of highly qualified staff) with the aim of efficiently addressing a changing, competitive market.

In addition, in 2009 the strategic plans aimed at combating the crisis and the business initiatives initiated at the end of 2008 were fully implemented, and new measures to support businesses were introduced. In particular:

- **loan products with preferential terms:** Again in 2009 CIB placed its usual emphasis on these products due in part to a renewed and greater commitment on the part of governments (especially in Germany and Austria) to issue guarantees to banks that had provided loans to companies as a part of new lending programs. In Italy, the range of products offered to customers was expanded, new funds were used from the Guarantee Fund, and the Group took advantage of the new role of the Cassa *Depositi e Prestiti*. It should also be noted that Leasing continued its commitment to underwrite lending limits with the European Investment Bank (EIB) in order to provide loans to customers under finance leases with competitive conditions as a result of funding under preferential terms;
- **optimization of portfolios with negative EVA contribution:** In 2009 the Group continued the initiative to improve the return on EVA-negative portfolios, and further increased the awareness of sales networks of the need to apply pricing indicative of the customer's risk profile;
- **continued sustainability of relationships:** A project was launched in Italy for the selection of deserving customers experiencing temporary difficulties in order to provide them an opportunity to get through the critical period and eliminate the sources of tension with the aim of reducing the probability of default with a resulting benefit for RWAs. The tools available, which must be modified based on the type of customer analyzed, are the following:
  - reduction of financial charges, especially on medium and long-term loans (e.g., through the temporary restructuring of installments or deferred payments);
  - mitigation of risk by shifting credit facilities to loan categories with greater collateral, and reducing exposure where possible;
  - assessment of a possible re-pricing of facilities if conditions are not in line with the changed level of risk, or if the customer is EVA-negative;
  - assurance of compliance with any repayment plans.

Finally, the Leasing Product Line launched a number of initiatives aimed at reducing the impact of the deteriorating economic situation on its results. In particular, a special program was launched to prevent and reduce the deterioration of irregular loans through soft collection activities and payment "restructuring," and the resale of assets owned by the company on the market. In order to perform these and other credit recovery activities, Leasing set up dedicated task forces, and in 2009 the initial positive results continued for an activity that the Group believes will continue to have an impact in 2010.

Outlook 2010

Despite continued, widespread uncertainty over the actual extent of the recovery, recent changes in the macroeconomic and industrial situation seem to indicate a gradual, but modest, stabilization process, driven primarily by the rebuilding of inventories in the manufacturing sector and a renewed vitality in exports. 2010 is seen as a transition year characterized by moderate growth in the main indicators, in an environment that continues to experience substantial market difficulties and reduced competition among companies, and in which there is still a substantial focus on loan quality. Current levels of underutilization of manufacturing capacity indicate there will be a slow recovery of investments. The actual sustainability of the economic recovery will depend, to a great extent, on the performance of international trade, and especially on the dynamics of domestic demand, which to date has been bolstered by temporary tax incentives.

The growth of loans to companies is expected to reflect the overall performance of the economy with positive signs projected for the second half of 2010 due in part to the return of funding costs to levels seen prior to the crisis. Market rates are expected to remain at low levels due to abundant cash levels provided that rates realign with reference rates.

In the area of financial markets, in 2009, and especially during the first nine months of that year, operators benefited from the substantial amount of liquidity injected in the system by central banks, high levels of volatility and a renewed propensity for risk. These factors were accompanied by the recovery of stock prices and indexes in the financial sector. These positive signs slowed down at year-end due to fears of market operators over pressures on sovereign debt in Greece and the debt of a major financial operator in Dubai. The outlook for the current year is based on the normalization of market conditions and the presence of concealed risk factors that make it unlikely that the performance observed in 2009 will be repeated.

The new organizational model is being developed to be fully consistent with the changing environment described, and its aim is to strengthen CIB's position as one of the major European players in the wholesale segment by leveraging its local presence in reference markets and its excellent operational and product skills in order to contribute to the Group in terms of the creation of value that is sustainable over time.

In the context of the widespread deterioration of many loans in major reference markets, a key role is played by F&A, through which CIB is aiming to establish even more effective cooperation with the lending division (CRO Competence Line) for the assumption and monitoring of credit risk from a business standpoint. F&A has also been given responsibility for pricing, both in terms of direct involvement in structuring all the most complex loan products, and in a supervisory role by providing guidelines for setting prices for simpler products and less sophisticated customers in order to ensure a growing shift toward counterparties with a high credit standing, and to maintain a strong emphasis on value creation.

In spite of the 2010 financial markets outlook, Markets product line should post sound results for the Group, even if lower than 2009 ones that benefited of exceptional positive market condition.

The good performance should be driven by the optimization and re-positioning of Markets' activities, already in place in 2009, and by the introduction of strategic iniziatives aimed at strengthening client driven business and core activities.

Proper measures to address the new, and less favorable, regulatory framework have already been taken by GTB in relation to the PSD Directive coming into full force in 2010. Again in 2010, the specific goals for this business area are still to continually upgrade technological platforms and develop high-value-added solutions for customers (e.g., integrated eBanking and Trade Finance services) with resulting high growth rates and the potential to acquire new customers.

While Leasing continues its special program aimed at preventing and reducing the deterioration of irregular loans through soft collection measures, payment "restructuring" and the selling of company-owned assets in the market, its new organizational structure emphasizes the establishment of an international leasing network to serve customers with the aim of supporting operating companies worldwide in the management of international leasing transactions and promoting the development of supranational cooperation agreements with leading industrial and commercial companies.

Private Banking

Introduction


AT A GLANCE
Customers Ordinary Financial Asset (%)
AuM
32.5
Other
0.1
Deposits
(inc. Repos)
22.5
AuC
44.9
Customers Total Financial Assets (€ million)
138,820
Profit before tax (€ million)
203
Cost/Income
69.8%

The Private Banking business unit primarily targets high-net-worth individuals by providing advisory services and solutions for private banking using a comprehensive approach. The business unit operates through a network of around 1,200 private bankers located in more than 250 branches in the three main countries (Italy, Germany and Austria), in addition to a selective presence in some offshore European markets (Switzerland, Luxembourg and San Marino).

Financial performance

The financial markets recovered significantly in 2009, especially in the second half - as an example, the main stock market indices showed significant growth from December 31, 2008 to December 31, 2009: the FTSE MIB was up by 19.5%, the DAX 30 by 23.8%, and the ATX by 42.5% - with a significant positive impact on financial assets under management and administration. A 6.7% yearly increase in the stock of mutual funds in Italy evidenced the positive impact on the asset management industry. On the other hand, although market net inflows were still negative by approximately €3 billion in 2009, the result significantly improved compared to more than €100 billion net outflows in 2008.

In this context, at December 31, 2009 the business unit's total **financial assets** amounted to around **€139 billion**, a 10.7% yearly and 3.5% quarterly increase respectively.

Total Financial Assets

(€ billion)

	AMOUNTS AS AT			CHANGE ON DEC '08	
PRIVATE BANKING	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Total Assets	138.8	134.2	125.4	13.4	+ 10.7%
Ordinary Assets	108.7	105.0	100.9	7.8	+ 7.8%
AuM	*35.3*	*34.6*	*33.3*	*2.0*	*+ 5.9%*
AuC	*48.8*	*47.1*	*44.3*	*4.6*	*+ 10.3%*
Deposits (inc. Repos)	*24.5*	*23.0*	*23.0*	*1.5*	*+ 6.7%*
AuA and Other	*0.1*	*0.3*	*0.3*	*-0.2*	*- 75.9%*

Net of extraordinary items[1], the annual increase was 7.8%, benefiting also from the transfer of customers from the retail business area in Austria, contributing €1.8 billion. The **net inflows**[2] of new financial assets increased by around €1.7 billion in 2009, mainly driven by assets under custody (AuC). Asset growth was also boosted by positive performance, adding approximately €4 billion on a yearly basis.

The breakdown of **financial assets**[2] at December 31, 2009 shows a slight decrease in assets under management contribution, down from 32.9% at September 30, 2009 to 32.5%, while assets under custody (AuC) were mostly unchanged at just below 45%. Deposits, including repurchase agreements, increased to 22.5%.

Breakdown of financial assets[2] at December 31, 2009 (%)



0.1
22.5
32.5
44.9
Assets under management
Assets in custody
Deposits and Repos
Assets under admin and other assets

The Private Banking Business Unit reported €236 million in **operating profit** at December 31, 2009, down 35% from the previous year when the market environment was completely different, especially in terms of nominal interest rates. The business unit pursued a rigorous **cost containment** policy, helping to offset a significant part of the decline in fees and interest income.

Revenues amounted to €779 million, a 15% decrease on a yearly basis. In detail:

- **interest income** decreased by approximately 18% due to the decline in interest rates on deposits and to the extraordinary dividend received in 2008 in Germany from the non-consolidated companies of Wealth Capital group;
- **non-interest income** declined 13%, largely due to an approximately 14% decrease in net commissions. This component was heavily influenced by the decline in recurring commissions on assets under management, in turn due to the decrease in average assets under management, which recovered only slightly in the second half of the year, and the decrease in upfront commissions.

Operating costs amounted to **€544 million**, down **1.8%** over the previous year. **Payroll costs** were cut by around 3%, attributable to 75 staff cuts and to the reduction in the variable component, while **other administrative costs** were reduced by approximately 2%.

These cost cuts were the result of timely and effective measures to contain direct, structural and discretionary expenses with the aim of maintaining profitability in the face of highly unstable revenues.

The **cost/income ratio** increased to 69.8% in 2009, from 60.4% in the previous year.

Provisions for risks and charges amounted to around **€14 million,** including €19 million in provisions mainly related to legal disputes or customer claims (effective and potential) and €5 million in the release of excess reserves at the German subsidiary Wealth Capital Management.

Net write-downs to loans amounted to around **€10 million**, consisting of around -€14 million in net write-downs in Italy, including a big position with UniCredit Private Banking, and around +€4 million in net write-backs in Germany.

Income Statement

(€ million)

PRIVATE BANKING	YEAR 2009	YEAR 2008	CHANGE %	2009 Q4	2009 Q3	CHANGE % ON Q3 '09	2008 Q4
Operating income	779	916	- 15.0%	192	167	+ 15.1%	212
Operating costs	-544	-554	- 1.8%	-144	-134	+ 7.6%	-141
Operating profit	236	363	- 35.0%	48	33	+ 45.3%	72
Profit before tax	203	366	- 44.5%	28	34	- 16.9%	55

1. Extraordinary transactions mean those which due to their timing, large size and little or no profitability, are not attributable to ordinary company operations.
2. Excluding extraordinary transactions.

Private Banking (Continued)

Profit and loss on investments showed a net loss of around **€3 million**, mainly due to write-downs made by the German subsidiary Wealth Capital Management to its private equity portfolio.

Profit before tax on current operations amounted to **€203 million** at year end 2009, down 44.5% from the previous year; excluding around €23 million in extraordinary profit generated in 2008 in Luxembourg from the sale of assets and properties, the decline was around 41%.

Despite the decline in profit before tax, the business unit nevertheless continued to generate added value for the Group on the year, with €108 million in **EVA** and 31.08% **RARORAC**.

Key Ratios and Indicators

PRIVATE BANKING	YEAR 2009	YEAR 2008	CHANGE AMOUNT	CHANGE %
EVA (€ million)	108	208	-100	- 48.0%
Absorbed Capital (€ million)	347	379	-31	- 8.3%
RARORAC	31.08%	54.85%	n.s.	
ROA, bp (*)	76bp	84bp	-8bp	
Cost/Income	69.8%	60.4%	n.s.	
Operating costs/Total Financial Assets (**)	53bp	51bp	2bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

PRIVATE BANKING	AS AT 12.31.2009	AS AT 09.30.2009	AS AT 12.31.2008	CHANGE ON DEC '08 AMOUNT	CHANGE ON DEC '08 %
Full Time Equivalent	3,002	2,984	3,077	-75	- 2.4%

Breakdown by business, geographic area and company

Summary projects in 2009

The business unit is organised into four business lines: PB Italy (including San Marino), PB Germany, PB Austria, and PB International, which includes the operating units in Switzerland and Luxembourg. Below are key figures for each of these.

Contribution by country as at December 31, 2009 (%)


INTERNATIONAL
AUSTRIA
GERMANY
ITALY
9.9%
14.0%
26.8%
49.3%
7.7%
14.6%
28.2%
49.5%
14.5%
12.7%
23.7%
49.1%
Operating income
Operating costs
Operating profit

Private Banking Italy reported around **€80 billion** in total financial assets. Ordinary financial assets increased by **7.9%** on a yearly basis to €64 billion, driven by around **€2.8 billion** ordinary net inflows and around €1.9 billion increase from positive performance. Ordinary net inflows were also driven by the €2.6 billion increase in the administered component. **Operating profit** amounted to around **€122 million**, a decrease of approximately **37%** over the year. Revenues declined around 17% over the year: interest income fell by approximately 20% and net commissions by approximately 15%. Though operating costs were reduced by around 2%, in part attributable to specific containment actions, the cost/income ratio increased from 58.2% in 2008 to 68.2%. **UniCredit Private Banking** reported around **€64 million** in **net profit** for the year.

Private Banking Germany reported around **€27 billion** in total financial assets at year-end 2009; the ordinary component amounted to around €24 billion, up 3.1% from a year earlier. Ordinary net inflows were -€0.7 billion, entirely due to net outflows in assets under custody (AuC). However, the company reported net inflows of €0.1 billion in the fourth quarter, driven by deposits. Looking at the profit and loss account, total revenues declined around 19% on the year, as commissions dropped 22% and interest income was down 20%. Operating costs were reduced by around 6%, including approximately 6% decrease in payroll costs and around 7% in other administrative costs. **Operating profit** amounted to around **€59 million**, around **40%** decrease compared to 2008.

Private Banking Austria reported around **€15 billion** in ordinary financial assets at year-end 2009, a **17.2%** increase over the year; excluding the transfer of customers from/to the retail business areas, the increase was 3.5%. Positive performance contributed around **€0.8 billion** to the increase, while ordinary net inflows were **-€0.4 billion**, mainly due to net outflows on deposits. **Operating profit** amounted to around **€32 million**, a 2% decrease on the year. Revenues were almost stable (-0.4%), but were down around 6% excluding the customer transfer, and operating costs saw a light increase of 0.3%, but were down around 4% net of the transfer.

Private Banking International reported around **€18 billion** in total financial assets at year-end 2009, including **€5.8 billion** in ordinary assets. Ordinary financial assets increased **3.5%** over the year, driven by ordinary net inflows, amounting to **€0.1 billion**, while positive market performance added another €0.1 billion. **Operating profit** amounted to approximately **€36 million**, down around 16% from approximately €43 million in 2008, due to a decrease of approximately 12% in revenues across all components, only partially offset by a reduction of approximately 7% in operating costs, the result of careful containment policies and the first positive effects of the integration of the Luxembourg companies.

Among the key projects in 2009:

- the setting up and implementation of a new European service model for private banking (customer service model or CSM) based on three pillars: i) European coverage and coordination combined with regional roots and proximity to customers; ii) comprehensive 360 degree approach in customer relations, and iii) focus on portfolio performance with appropriate balance between risk and return;
- at UniCredit, the operating start-up of Global Investment Services and Product & Advisory departments, set up in late 2008, directly reporting to the head of the business unit, and integrating some of the respective local departments. Consistently with the objectives of the European service model, these departments pursue their mission of implementing common investment and asset allocation strategies, as well as the spreading of best practices allowing for the development of a product platform suitable to satisfy customers' dynamic needs and capable of combining greater transparency and simplicity with increasingly global but integrated needs;
- the complete reorganization of the business in Austria, including: the sale of several Asset Management GmbH businesses to Pioneer Investments Austria Gmbh in June; the merger of the remaining businesses and those of Bank Privat into Bank Austria on 1 October; start-up of the process to transfer retail customers with assets exceeding €500,000 to the private banking business unit and at the same time the transfer of private customers under that threshold to the retail business area (process should be concluded in the first quarter 2010). These decisions led to the setting up of a business model similar to the one already existing in Germany (private segment within a universal bank such as Bank Austria), with management of all aspects of the customer relation and the products on offer. Meanwhile, Schoellerbank continues to do business as a separate legal entity in view of its strong brand recognition in the country;
- finally, Private Bank International streamlining of the Luxembourg organizational structure, completed on August 1, 2009, including the transfer of private commercial businesses by UniCredit International Luxembourg to UniCredit Luxembourg SA (formerly HVB Luxembourg), generating synergies from the integration of business and operating platforms.

Private Banking (CONTINUED)

Outlook 2010

2010 will be a year of only modest expansion with cautious forecasts for the eurozone growth. It will at any rate be a difficult year and the bank will need to be very selective in its investment decisions: equity indices are expected to gain, while inflation should remain under control. Interest rates are not expected to rise significantly, so the cost of money will remain substantially low.

In this environment, in part because it has fully implemented its European customer service model focusing on customer relations in a uniform and integrated vision of investment and risk management, the Private Banking Business Unit will concentrate on strengthening its asset management operations, supporting the planned liquidity reallocation stage. This process will be accompanied by a new product pricing policy and private bankers compensation policy in view of the new market environment, highly correlated with the quality of service provided. In this environment, the profit and loss account should benefit from such actions, especially commissions, while low interest rates will continue to influence net interest income. The bank will continue to sharply focus on cost containment and improving organizational and operating efficiency.

It is also important to highlight that the private banking business in Poland, co-ordinated by the business unit as a project in 2009 in the context of the ongoing process of divisionalisation of Bank Pekao, will make its full contribution to the Private Banking Business Unit's operating performance starting from January 1, 2010, as an additional business line.
Finally, in the wake of the reorganization in Austria in 2009 and in coordination with the "ONE4C" Group project, the Group is planning to reallocate customers with total financial assets higher than €500,000 to the Private Banking Business Unit of HVB in the first half of 2010 and in Italy by year-end. This process will be accompanied by actions to sharpen customer perception that UniCredit Private Banking is a single international brand.

Asset Management

Introduction


AT A GLANCE
Total AUM (€ billion)
US
32.2
International
8.1
CEE
5.6
Germany
23.8
Italy
95.0
Austria
11.0
Operating Profit (€ million)
278
Cost/Income
+62.0%
EVA (€ million)
180

Asset Management operates under the brand Pioneer Investments, the asset management company within the UniCredit Group specialising in the management of customer investments.
The business line, a partner of many leading international financial institutions, offers investors a broad range of innovative financial solutions, including mutual funds, hedge funds, assets administration, portfolios for institutional investors and structured products.
During the first half of 2009, the AM sector continued to feel the negative effects of the reduced world economic growth and the risk aversion which led customers to invest in more traditional banking deposits and money market funds.
In the second half of the year, the trend reversed following the partial rebound of the markets, and net sales were positive for Pioneer Investments at €8.4 billion.

Asset Management (Continued)

Financial performance

In 2009, Pioneer Investments posted a **profit before tax** of €287 million, a decrease of €312 million (-52%) compared to 2008.

Income Statement

(€ million)

ASSET MANAGEMENT	YEAR 2009	YEAR 2008	CHANGE %	2009 Q4	2009 Q3	CHANGE % ON Q3 '09	2008 Q4
Operating income	733	1,088	- 32.7%	209	184	+ 13.9%	214
Operating costs	-455	-508	- 10.5%	-104	-125	- 17.1%	-115
Operating profit	278	581	- 52.1%	105	58	+ 80.7%	99
Profit before tax	287	599	- 52.1%	107	59	+ 82.4%	96

Key Ratios and Indicators

ASSET MANAGEMENT	YEAR 2009	YEAR 2008	CHANGE AMOUNT	CHANGE %
EVA (€ million)	180	388	-208	- 53.5%
Absorbed Capital (€ million)	361	417	-56	- 13.4%
RARORAC	49.93%	93.03%	n.s.	
ROA, bp (*)	43bp	50bp	-7bp	
Cost/Income	62.0%	46.7%	n.s.	
Operating costs/Total Financial Assets, bp (**)	27bp	22bp	5bp	

(*) Operating income on Total Financial Assets (average) net of extraordinary assets.
(**) Total cost on total Financial Assets (average) net of extraordinary assets.

Staff Numbers

ASSET MANAGEMENT	AS AT 12.31.2009	AS AT 09.30.2009	AS AT 12.31.2008	CHANGE ON DEC '08 AMOUNT	CHANGE ON DEC '08 %
Full Time Equivalent	1,962	1,967	2,165	-203	- 9.4%

Operating income was €733 million, down 33% compared to 2008, primarily due to the decrease in **management fees** associated with the lower assets managed and a more conservative asset mix with lower risk and lower margin products.

This decrease was offset in part by lower **operating expenses,** reduced by €53 million (10%) compared to 2008, primarily due to lower **personnel costs** (-6% on an annual basis) and due to lower **administrative expenses** (-14% on an annual basis). **Amortisation** and **depreciation** also decreased (-22% on an annual basis) as a result of higher intangible asset write downs made in 2008.
The reduction in operating expenses was even more marked net of extraordinary components, which had an impact in 2009 (reversal of the previous year's bonus and legal expenses). Net of such components, the decrease in operating expenses compared to 2008 was €81 million (-15% on an annual basis).

On a quarter by quarter comparison, in the fourth quarter the profit before tax was €107 million, growing 82% compared to the amount for the previous quarter.

This growth was due primarily to the increase in management fees (+16%, associated with the increase in assets under management, which was 4% on average), higher performance fees, a decrease in personnel costs (-21%) and in other administrative expenses (-3%). Lastly, there was a reduction in amortisation compared to the previous quarter of €6 million (-44%). The third quarter included accelerated write down of defined life intangible in the US segment.

In terms of costs, the fourth quarter included a reduction of accrued 2009 bonuses of approximately €10 million.

The **cost income ratio** for 2009 stood at 62.0%, worsening from the previous year due to the deterioration in operating income.
The business line's performance was reflected in the value indicators: **EVA** declined to €180 million in 2009 from €388 million in 2008 (-53.5% y/y) and **RARORAC** was 49.93%.

In late December 2009, Asset Management had 1,962 **full time equivalent** employees, a reduction of 203 FTE if compared to the end of 2008.

Breakdown by business, geographic area and company

Summary projects in 2009

In 2009, the Pioneer group's net sales were negative overall by €1.9 billion. However, positive flows were recorded among the Pioneer Group's most important divisions: the International business line showed positive net flows of €1.9 billion; similarly the US Division, net of run off of CDOs, had positive net sales of €1.3 billion, as did the Italy retail channel, which ended the year with positive net sales of €1.3 billion.

To be noted in the second half of the year, net sales were positive at €8.4 billion, due to the positive contribution of the UCG proprietary channels and the reclassification to assets under management for funds previously included in assets under administration in Germany.

Assets under management stood at €175.8 billion.

The increase of 5.5% from the beginning of the year was affected in part by the negative impact (-€4.1 billion) associated with the adjustment made in Austria to make the representation of AuM linked to multi- asset fund programs consistent with Group reporting standards.

Net of this adjustment, growth stood at around 8.0%, due to positive market effect (+8.3%) and the acquisition of new assets under management of €2.3 billion (+1.4%) in US and Austria.

AuM by distribution area (%)



54.0
18.3
4.6
13.5
3.2
6.3
Italy
US
International
Germany
CEE
Austria

Total Financial Assets

(€ billion)

ASSET MANAGEMENT	AMOUNT AS AT 12.31.2009	AMOUNT AS AT 12.31.2008	CHANGE ON DEC '08 AMOUNT	CHANGE ON DEC '08 %	AMOUNT AS AT 09.30.2009	CHANGE ON SEP '09 AMOUNT	CHANGE ON SEP '09 %
Total Financial Assets	182.0	176.6	5.3	+ 3.0%	178.6	3.4	+ 1.9%
Asset under management	175.8	166.7	9.1	+ 5.4%	169.2	6.7	+ 3.9%
- Italy	*95.0*	*89.1*	*5.9*	*+ 6.6%*	*92.7*	*2.2*	*+ 2.4%*
- US	*32.2*	*29.7*	*2.5*	*+ 8.5%*	*30.8*	*1.4*	*+ 4.5%*
- International	*8.1*	*5.9*	*2.2*	*+ 38.1%*	*8.2*	*-*	*- 0.6%*
- Germany	*23.8*	*24.1*	*-0.2*	*- 1.0%*	*20.9*	*3.0*	*+ 14.2%*
- CEE	*5.6*	*4.7*	*0.9*	*+ 18.7%*	*5.5*	*0.1*	*+ 2.4%*
- Austria	*11.0*	*13.2*	*-2.2*	*- 16.7%*	*11.0*	*-*	*+ 0.0%*
Asset under administration	6.2	9.9	-3.7	- 37.8%	9.4	-3.2	- 34.5%

(*) Including adjustment made in Austria to make the representation of AuM consistent with Group reporting standards.

United States

The business segment USA ended the year with negative net sales of €0.2 billion and assets of € 32.2 billion (US$ 46.4 billion), up 8.5% from the beginning of the year primarily as a result of the favourable trend of the market component (+10,7%), partially reduced by negative net sales (-0.8%) and by the exchange effect (-3.4%).

During 2009 the US acquired Regions Morgan Keegan funds amounting to US$ 1.5 billion, this transaction closed in the second quarter of 2009.

Net of the run off of CDOs associated with Vanderbilt, net sales were positive at €1.3 billion. Excluding both CDOs and Regions Morgan Keegan acquisition, final AuM amounted to €25.5 billion (US$ 36.9 billion), an increase of 20.4% compared to the end of the previous year.

Italy

The business segment Italy assets under management stood at €95.0 billion, an increase of 6.6% from the beginning of the year, primarily due to the positive market component of €6.8 billion (+7.6%), partially offset by negative net flows of €-0.9 billion (-1.0%).

In the fourth quarter, net sales were positive (+€1.7 billion) primarily due to the favourable contributor of the Mutual Fund and Traditional Insurance segments. Retail channel was the main positive contribute (+€1.9 billion). Pioneer Investments market share increased from 15.62% in the third quarter to 15.65% in the fourth quarter of 2009. Year end 2008 market share was 16.17%.

Asset Management (Continued)

Germany
The German business ended the year with negative net sales of -€0.9 billion (-€2.9 billion in the first quarter of 2009), primarily due to refocusing of mandates in the Institutional channel. Assets, equal to €23.8 billion, decreased by 1.0% from the beginning of the year, primarily due to the negative effect of net sales (-3.9%)[1], partly offset by the market's positive trend (+2.9%).

In addition to the assets under management mentioned above, the business line includes assets under administration of €0.5 billion (€3.9 billion at the beginning of the year)[2].

International
During the year, the International business segment posted positive net sales of €0.9 billion overall, due primarily to growth in India (€300 million), Spain (€232 million), France (€336 million) and the Middle East (€306 million).

Assets, equal to €8.1 billion, were thus 38.1% higher than the amount at the beginning of the year, in part due to positive market effect (+22.7%).

CEE
The CEE business line ended the period with relatively flat net sales (-€37 million), Pioneer Pekao nevertheless confirmed its leadership among asset management companies with a market share of 16.35%.

Due to positive market effect (+19.5%) the assets under management, equal to €5.6 billion, were up 18.7% from the beginning of the year.

Austria
The Austria business segment posted negative overall net sales during the year of €0.7 billion. Total ending assets, equal to €11.0 billion, were down 16.7% compared to the beginning of the year due to a negative effect of -€4.1 billion owing to the adjustment made to make the representation of the AuM related to multi assets fund programs consistent with Group reporting standards.

Making that correction to initial assets, growth from the beginning of the year stood at approximately 20.6%, due to the acquisition of new funds under management posted from AMG (€1.2 billion) and the positive market effect (+14.8%).

In addition to the above mentioned assets under management, the division includes assets under administration of €5.7 billion.

1. Includes €2.1 billion in flows relative to the HVB pension fund, previously included in assets under administration.
2. The flows for the HVB pension fund (€2.1 billion) were reclassified under assets under management.

Alternative Investments
The Alternative Investments business line showed negative net sales during the year of €1.5 billion. AuM data are already included in those for the geographic business segments reported above. PAI Single Strategy family of funds showed positive net sales (+€132 million).

Overall assets in hedge funds, equal to €2.5 billion, decreased by 29% from the beginning of the year, primarily on account of negative net flows (-42.6%) only partially offset by a positive market effect (+13.6%).

Outlook 2010

To offset the negative impact of the financial crisis, and ensure the business sustainability in the post crisis environment the following initiatives, which will have an impact on the business in the next years, were identified:

Enhancing Non Proprietary Investment and Sales Strategy: (I) focusing on core investment strategies, (II) revisiting our geographical presence in markets where Pioneer Investments has a small presence, (III) focusing on Global Strategic Partnerships with key distributors and (IV) improving margins in the institutional channel.

Defining a Service Model for the Retail Proprietary Channel which brings Pioneer Investments closer to the UCG network, allowing a better understanding of customer investment requirements, and aligning product development strategies.

Defining Investment Performance Quality Criteria and Targets which reflect clients' risk/return expectations, differentiating performance evaluation according to their preferences and by product segment.

Building a Sustainable Operational Model by enhancing Data Management through the introduction of global processes and technology, aiming for data consistency, reducing risks and increasing efficiency in the decision making process.

Introduction


AT A GLANCE
Operating Income (€ million)
Other
1,628
Turkey
1,118
Czech Republic
353
Russia
595
Ukraine
352
Croatia
567
Gross operating profit (€ million)
2,664
Cost/Income
42.3%
Staff Numbers
52,337

In an unprecedented downturn in 2009, the CEE region overall presented a highly heterogeneous picture: while many Central European countries and Turkey were less hit by the financial crisis, others - especially those with a higher dependence on capital inflows - suffered from sharp falls in GDP, which significantly impacted the performance of the banking industry.

UniCredit's CEE banks therefore had to cope with a number of negative factors in 2009: low demand for loans, increasing competition among banks for deposits as less external funding for the region was available, reduced fee income due to slowing economic activity and resulting reductions in loans, payments, documentary business as well as fund business, higher loan loss provisions as a consequence of the worsening environment and also lower results in euro terms due to the depreciation of many CEE currencies.

Given this difficult environment, the performance of UniCredit's CEE banks proved highly satisfactory, based on a bundle of measures including strict cost control and a strong focus on risk management. The CEE Region - where UniCredit is the clear market leader with some 2,800 branches in 18 countries - remained a core contributor to the overall results of the Group.

In such an environment, UniCredit Group has effectively played its role as long term strategic investor in the region. Upon request of the IMF and of local authorities, UniCredit agreed to explicitely sign specific letters to assure its long term commitment towards those countries which have been most affected by the crisis.

Letters have been requested and signed for Serbia, Romania, Bosnia and Herzegovina and for Hungary. UniCredit, as well as the other strategic banks active in those countries, committed to keep adequate capitalization of their subsidiaries, even in stress scenario and to keep exposure (in terms of cross-border lending and funding) to those countries stable in nominal term through the crisis.

Following an upward trend that lasted many years, the CEE area ("CEE") faced a number of new challenges in 2009, but again contributed positively to the Group's results. While economic conditions in the various countries differed widely, operating results in CEE continued to develop steadily over 2009. The business mix and UniCredit Group's extensive network in CEE proved a sound basis for further growth in revenues despite the difficult economic situation in 2009. Cost efficiency remained one of the focal points in the current environment. The current level of credit risk provisions, influenced by significant allocations particularly in Kazakhstan, reflects the impact of the financial crisis on customer loans and is constantly monitored and strictly managed by appropriate action taken by UniCredit Group's risk management experts.

Central Eastern Europe (CEE) (Continued)

Financial performance

In 2009, the CEE area of UniCredit Group achieved an **operating profit** of €2,664 million, outpacing the respective 2008 results by 6.2% (or 22.4% at constant exchange rates). Total **operating income** reached €4,613 million in this period outperforming the same period in 2008 by 10.5% at constant rates.

Net **interest income** increased by 8.5% at constant rates, to €3,003 million, despite the increase in refinancing costs characterizing the current financial environment. **Net fee & commission income** grew only moderately at constant rates, by 1.8% to €1.055 million. Trends in the various countries differed according to the relative importance of the generally weak securities and new issue business; commercial services such as cash management and loan fees developed favorably.

There was a particularly strong rise in Turkey, where Yapı Kredi Bank is the undisputed and innovative market leader in commercial services including credit card business, foreign trade financing, leasing and factoring. Given the current market situation with its high volatility in FX and interest rates, the trading result showed particularly strong growth in 2009 to €496 million, increasing by 72.7% at current rates and almost doubling the result of 2008 at constant rates.

Income Statement

(€ million)

	YEAR		CHANGE %		2009		CHANGE % ON Q3 '09		2008
CENTRAL EASTERN EUROPE	2009	2008	ACTUAL	NORMALIZED [1]	Q4	Q3	ACTUAL	NORMALIZED [1]	Q4
Operating income	4,613	4,732	- 2.5%	+ 10.5%	1,109	1,103	+ 0.6%	+ 1.4%	1,323
Operating costs	-1,949	-2,223	- 12.3%	- 2.9%	-510	-484	+ 5.4%	+ 6.5%	-609
Operating profit	2,664	2,509	+ 6.2%	+ 22.4%	599	618	- 3.2%	- 2.5%	714
Net write-downs on loans	-1,718	-537	+ 219.6%	+ 274.0%	-496	-509	- 2.4%	- 0.3%	-215
Profit before tax	908	2,026	- 55.2%	- 50.0%	80	106	- 24.6%	- 31.6%	488
Profit (Loss) for the period	740	1,602	- 53.8%	- 48.5%	61	85	- 28.0%	- 33.7%	370

1. At constant exchange rates

Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
CENTRAL EASTERN EUROPE	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Total Loans	70,116	71,413	74,872	-4,756	- 6.4%
o.w. with customers	*58,083*	*58,201*	*62,145*	*-4,061*	*- 6.5%*
Customer deposits (incl. Securities in issue)	50,575	50,608	50,100	475	+ 0.9%
Total RWA	69,598	68,391	76,073	-6,475	- 8.5%
RWA for Credit Risk	61,053	60,337	66,953	-5,900	- 8.8%

Key Ratios and Indicators

	YEAR		CHANGE	
CENTRAL EASTERN EUROPE	2009	2008	AMOUNT	%
EVA (€ million)	46	767	-721	- 94.0%
Absorbed Capital (€ million)	6,671	6,692	-21	- 0.3%
RARORAC	0.69%	11.46%	n.s.	
Operating Income/RWA (avg)	6.40%	6.32%	7bp	
Cost/Income	42.3%	47.0%	-472bp	
Cost of Risk	2.87%	0.90%	197bp	
Tax rate	18.5%	21.0%	-245bp	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
CENTRAL EASTERN EUROPE	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent (KFS group 100%)	52,337	52,771	56,066	-3,729	- 6.7%
Full Time Equivalent (KFS Group proportional)	42,580	42,906	45,884	-3,304	- 7.2%

The market-driven relative slowdown in business and revenue growth was very quickly and effectively counterbalanced by strict cost management: **operating costs** of €1,949 million in 2009 therefore effectively decreased by 2.9% at constant rates and by as much as 12.3% at current rates even though they now reflect the full effect of the branch expansion program implemented in 2008. Overall cost efficiency thus further improved substantially as seen in the **cost-income ratio** of only 42.3% for 2009, compared to the 47.0% reported last year.

Reflecting the adverse market conditions and, as a consequence, an even more prudent provisioning policy, loan provisions had to be increased in 2009, to €1,718 million, more than three times the amount booked in 2008. The **cost of risk** ratio (in percent of average loan volume) thus increased to 2.87%, up from 0.90% in the previous year.

Due to this rise in risk provisions, and including the effect of lower profit and loss on investments compared to the prior year (which included i.a. the proceeds from the sale of some subsidiaries), CEE **net profit** of €740 million for 2009 reached only approximately half of last year's contribution to the Group results, but still represents a solid performance in an economically challenging environment.

Breakdown by business, geographic area and company

Summary projects in 2009

In 2009 overall initiatives in **CEE Corporate Banking** included common projects with Risk Management. including a specific program to assist clients in evaluating their liquidity needs. Within this framework, the CEE banks carry out a tailor-made action plan to help their clients cope with the difficult environment. Additionally, in response to the worsening economic environment, a project for more proactive management of existing corporate loan exposures in the CEE countries was started, aiming at further enhancement of the credit risk monitoring process.

After the implementation of the Global Transaction Banking (GTB) product line across the CEE Division in 2008, results in 2009 have been positive, with a growth trend over 2008 despite the economic turmoil. Integration between local Corporate Banking and GTB units led to improved service and a wider product range for our customers.

In **CEE Retail Banking** a major activity was securing deposit stability. Significant growth in retail deposits was achieved, in spite of strong competition and lower available customer funds in the environment prevailing in 2009. In lending, a prudent risk approach within challenging environment led to slight reduction in loan volumes.

Other initiatives included action plans concerning improvements in sales force effectiveness and productivity as well as of stronger migration towards direct distribution channels. As overall, UniCredit's customer centricity approach proved to be main pillar in preserving a stable client base.

Further to the Corporate and Retail customer satisfaction surveys completed at the end of 2008, CEE banks developed specific action plans in 2009 focused on improving current customer satisfaction levels. Its main targets are the achievement of a stronger relationship between the client and the bank, together with the introduction of products and services even more tailored to client's needs. Special emphasis was put on increasing satisfaction with electronic banking services by completing the roll-out of the web banking technology "Group Web Solution" in 3 more countries, bringing the number of network banks using this state-of-the-art tool up to 8. Also measures were taken to shorten the response time for loan applications. In addition the efficiency of the complaint management was improved by introducing a periodic complaint monitoring. Specific efforts have been made to provide customers with pro-active information to support them in times of economic turbulence.

A main project of **CEE GBS** was the CEE Divisionalization Program which started in April 2009 and is being implemented in Romania, the Czech Republic, Hungary, Croatia, Bulgaria and Russia step by step. The CEE Divisionalization Program focuses on customer centricity, efficiency and the delegation of authority. The approach of the program is strictly value added, the new Group model will be implemented in the individual CEE countries under consideration of local conditions. Customer centricity is the first of the key design principles driving Divisionalization, referring to the full focus on customer relationships with the goal to maximize long-term value and customer satisfaction. Efficiency is the second design principle of the Divisionalization program in the CEE and in practice translates into the creation of a leaner organizational structure and the streamlining of key processes. To leverage the value generated by the CEE Divisionalization program, it is to be implemented in coordination with other ongoing business and operational projects. The entire program is designed to create enhanced performance and competitiveness in all CEE Banks.

Central Eastern Europe (CEE) (Continued)

Important cost saving potentials was identified with the Efficiency program 2009 in the areas of ICT, Real Estate and back-office processing. Sustainable efficiencies rather then cost cutting, with the additional benefit of implementation of UniCredit Group strategies (e.g. local centralization of back-office activities) will provide further improvements in customer service.

New ICT systems were implemented in Kazakhstan and Russia, which will support the further growth of business and customer services. A number of country-specific reorganization programs were performed, e.g. reorganization of the bank in Ukraine (the Macro Region Program - the consolidation of 27 regions to 7 macro regions), reorganization of retail credit risk processes in Romania and payment processing centralization in Bulgaria and Slovakia.

HR CEE has enhanced during 2009 the concept of Leadership pipeline, building a stronger talent and executive pipeline for CEE and for the Group through fostering moves to other competence and/or business lines and increasing visibility and career opportunities for Talents, i.e. promising younger staff.

A further focus was on the enhancement of training opportunities, including leadership training according to best practices in UniCredit Group, through providing UniManagement leadership training seminars in the CEE countries as well as further improvement on technical skills, change management and coaching.

Turkey

In the difficult market environment in 2009, Koc Financial Services maintained robust profitability thanks to solid revenue growth (+29.5% y/y at constant exchange rates) and cost containment (2.2% y/y at constant exchange rates), coupled with proactive credit risk management and focus on innovation, leading to a net profit growth of 17.1% y/y at constant exchange rates driven by the performance of Yapı Kredi Bank, its main subsidiary.

Yapi Kredi bank recorded a 22.3% Return on Average Equity according to local standards, driven by both positive revenue performance and tight cost control. The cost / income ratio improved by 12pp over 2008, declining from 53.3% in 2008 to 41.3% in 2009. The bank also maintained its comfortable liquidity and funding position in 2009 with a loan to deposit ratio comfortably below 100%. Being 4th among private sector banks by total assets, the bank is market leader in credit cards in terms of issuing volume and in leasing business.

In view of asset quality deterioration, driven by unfavorable macroeconomic conditions, Yapı Kredi undertook a series of initiatives, including projects to improve its credit infrastructure, proactive restructuring to increase collections and support of customers in temporary difficulty.

Despite adverse market conditions, the bank continued its investment in strategic focus areas in order to be best positioned for growth through improvements in infrastructure, efficiency and commercial productivity. One of the most important strategic actions in 2009 was the reorganization of the internal structure aimed at improving customer service quality as well as increasing efficiency through enhancement of synergies between business units (retail banking including credit cards, individual and SME banking, corporate and commercial banking and private banking) and product factories (asset management, brokerage, leasing, factoring and international banking operations). Other major strategic projects and initiatives undertaken in 2009 included CRM (Customer Relationship Management) improvements, MIS (Management Information Systems) investments, migration of credit card operations and retail credit risk management applications and strengthening bancassurance business.

At the beginning of 2009, the branch expansion plan launched in July 2007 was put on temporary stand-by in view of the global crisis. Yapı Kredi shifted its focus towards the optimization of branch network via relocation, renovation and enlargement of 75 branches with the aim of improving service quality and customer satisfaction. With the fourth largest branch network in Turkey, 2,347 ATMs and 7.6 million credit cards issued, the bank confirmed its strong market position.

Yapı Kredi also leveraged on its alternative delivery channels to provide better customer service. As of the end of 2009, share of alternative delivery channels in total banking transactions improved to 75% from 69% in 2008. The bank further intensified its efforts to improve customer satisfaction and customer trust aimed at deepening customer relationships especially in difficult market conditions. With state of the art customer satisfaction monitoring systems, 12,000 internal and 70,000 external customers participated in a survey in 2009 with an aim to understand, measure and monitor the satisfaction and expectations of customers.

Considering employee engagement as a key enabler of customer satisfaction, Yapı Kredi continued its efforts to improve the satisfaction of employees in 2009 and invested in improving employees' qualifications so as to provide the highest quality customer service.

Yapı Kredi further enhanced its standing as innovator with the launch of new products and services tailored to meet the diverse needs of its extensive customer base, including product and service packages that offer tailored advantages for SMEs, high speed loan application for all retail customers directly through SMS or internet, a new credit card dedicated to customers who travel frequently, providing privileged travel advantages and campaigns, specifically designed ATMs offering banking services to physically impaired customers, a first in Turkey, and many others.

Despite a challenging year in 2009, Yapı Kredi's efforts for excellence in banking activities were also appreciated by many awards from prestigious institutions. Yapı Kredi received 8 awards in 2009. Furthermore, Yapı Kredi's credit card program World achieved high rankings and received many awards in the sector.

Russia

ZAO UniCredit Bank is one of Russia's leading universal banks in terms of service quality, profitability and efficiency. As of December 31st 2009 total assets equal to RUR 482 billion and the shareholders equity to RUR 60 billion. With a market share of around 1.9% (as of November 2009) the bank ranks among the country's 10 largest banks by total assets.

Despite the fierce macroeconomic environment the bank further broadened its customer base and completed during 2009 its regional expansion program through opening of another 28 offices. Thus the bank currently maintains a countrywide network of 111 outlets plus one Representative Office in Minsk, Belarus, and serves more than 710,000 individual and SME clients and about 5,000 corporate clients.

In response to the difficult economical environment, the bank reinforced its focus on adequate levels of capitalization and liquidity and put a strong emphasis on strict cost management and asset quality. Based on such measures, 2009 was a very successful year for Zao UniCredit Bank. Focused commercial efforts enabled revenues to almost reach the previous year's record level (-2% yoy at constant rates). Declining interest income due to shrinking loan volumes was compensated by higher flows of commission and strong trading gains benefiting from increased market volatility. Comprehensive cost containment measures proved highly efficient resulting in a cost/income ratio of only 33%. A very prudent approach to risk provisioning caused a more than three-fold increase of net write-downs on loans.

As a consequence of the crisis, total assets declined in the reporting period by nearly 20% at constant rates, driven by both retail and corporate loan volume contraction. Through strong emphasis on deposit-taking the bank achieved to maintain a comfortable funding position with a loan to deposit ratio of 121%.

Corporate banking remains the core business of the bank, both in terms of revenues and volumes although as a consequence of the economic downturn lending slowed down throughout the year. Thus gross loan volume decreased by 5% to RUR 286 billion. On the liability side the bank successfully increased its deposit base by more than 11% to RUR 218 billion. To cope with the difficult operational environment the business priorities during 2009 were to devote attention to credit risk and to maintain key relationships as well as further development of business with local blue chips and multinational customers. Strong emphasis was put on non-cash risk and transactional business.

In retail banking, despite the tense situation in the retail lending market, the bank successfully completed its expansion program and increased its retail presence to 97 outlets throughout the Russian Federation. While the total retail loan portfolio decreased in 2009, customer deposits increased significantly. The bank also continued to develop fee-based products like payroll services and card products; the number of cards issued went up to 540,000.

Croatia

Despite a challenging market environment affected by recession, Zagrebačka banka Group (ZABA Group)'s 2009 performance proved its strong fundamentals by sustaining its leading market position and strong franchise and its good income-generating capacity benefiting from its well diversified business model as a universal bank.

Total revenues grew by 2% against 2008 which, combined with 8.4% reduction in operating costs, resulted in 14.3% y/y growth in gross operating profit at constant rates and improvement of the cost-income ratio to 48.4%. This performance was the result of efficient cost management and a swift change to selective lending aiming to boost liquidity in public sector and ease the downturn cycle for large corporate clients preserving asset quality from faster deterioration. Net profit fell by 19.6% at constant rates due to a notable rise in net write-downs on loans.

ZABA Group is the market leader in Croatia in terms of capital and total assets, having also the largest market share in customer loans, deposits and Assets under Management. It does business with around 1.5 million clients.

Aiming to further strengthen its regional presence in retail business, in 2009 the Bank opened seven new Retail branches and one Private corner. Total individual clients' deposits reached €5 billion (+2,3% y/y), driven by growth of term deposits (+8.8% y/y) mostly as result of wide savings product offer complemented with new savings models in order to fulfil customers' requirements. Total loans to individual clients amounted to €3.9 billion. More than half of the total loan portfolio refers to housing loans. Zagrebačka banka is a market leader providing its specialized service to the small business segment through a network of 47 business centres.

Despite the sharp decline in economic activity, exports and imports, and local corporates' tight liquidity, Zagrebačka banka achieved excellent results and re-affirmed its leading position in the sphere of corporate banking. Total loans to corporate clients grew from €3.6 billion at the end of 2008 to €4 billion at the

Central Eastern Europe (CEE) (Continued)

end of 2009, while deposits at the end of 2009 amounted to €2 billion, representing an increase of over 4% in comparison to the end of 2008.

In 2009, with market share increases from 24.1% to 25.6% in loans and from 22.4% to 24.3% in deposits, the bank achieved a balanced growth in corporate banking, based also in terms of banking services rendered, which have significantly contributed to the total result. The bank continued to further strengthen its dealings with both the public sector (including significant financial support to the government and the public sector overall), and the private sector (large and mid-sized companies, and multi-national clients).

The bank's leading position as domestic investment banking services provider was recognised by the "Best Investment Bank in Croatia in 2009" award by Euromoney. Transactions arranged in the Capital Markets segment included major bond issues, including a eurobond issue for the Republic of Croatia, in which for the first time the Government of Croatia awarded a Croatian bank with the leading role in a transaction of this size and importance outside Croatia.

In the Corporate Finance segment in 2009, the bank acted, among others, as a sell-side advisor to the owner on the sale of Getro, a Croatian grocery retailer. Additionally, the Bank played a leading role in several noteworthy transactions and positioned itself as a leader in the region, including sell-side advisory to the governments of Montenegro and Albania in major privatization projects. Moreover, Treasury sales are taking an active role in advising corporate clients on hedging various market risks. Consequently, a significant increase of derivative products sales volume was recorded, primarily in interest-rate hedging instruments. In 2009 the Bank introduced an internet equity brokerage platform for retail clients, setting itself on the right track for growth of market share in the brokerage segment.

Other countries

UniCredit **Czech Republic**, the 4th largest bank in the country, managed to get successfully through the crisis in 2009 with a focus on value creation and self-financing capability. The bank maintained its leading position in the Corporate Segment in 2009 leveraging on the group's approach towards multinational and cross-border clients. International markets contributed significantly to the bank's revenues by using upcoming market opportunities in FX, interest and credit trading. In Retail, the bank further pursued its strategy for affluent and small business clients.

2009 was a challenging year for UniCredit Bank **Slovakia**. Apart from the worldwide economic downturn, euro adoption on January 1, 2009 and the application of the new SEPA rules also had a major negative impact on the results of the bank. New products, an even more disciplined margin policy and better processes could partly offset reduced revenues.

Within the economic recession, a major focus of UniCredit Bank **Hungary** was the generation of deposits, bringing the loan/deposit ratio to below 100% compared to 137% a year before. Excellent revenues and the outperformance of business segments coupled with strict cost management ensured a 27% increase in gross operating profit y/y. Substantially higher loan loss provisions and the one-off revenues on the sale of the shares in the Budapest Stock Exchange in 2008 lead to a decline in pre-tax Profit by 47%. Efficiency remained in the forefront of the bank, which was proved by the excellent cost/income ratio of 44%.

Also in **Slovenia**, the results of UniCredit bank were influenced by the negative environment. While revenues were slightly higher than 2008, costs also increased due to higher depreciation resulting from the branch expansion in 2008. Operating profit was on the level of the previous year, but a pronounced increase in net write-downs on loans lead to profit before taxes of €11 million, halving in value y/y.

In **Bosnia and Herzegovina**, UniCredit is one of leading banking groups in the country, being present with two banks. Overall, despite a difficult economic climate, revenues almost reached 2008 levels and, due to strict cost management, expenses decreased by 3%. UniCredit Bank d.d., based in Mostar, is one of the largest banks and currently operates a network of 96 branches. The Group's presence in the country is complemented by UniCredit Bank a.d. Banja Luka. Together, both banks serve more than one million customers in Bosnia and Herzegovina.

UniCredit Bank **Serbia** further improved its market position with a 6% market share. At constant exchange rates, the bank managed to reach the same result as in 2008 despite significantly higher loan loss provisions, significantly outperforming the market. The loan to deposit ratio and the cost income ratio improved as well despite the full-year impact of opening 22 branches in 2008.

Also in **Romania** the 2009 recession made its mark on banking. UniCredit Tiriac deleveraged significantly reducing its loan-to-deposit ratio to 108% from 140% at the end of the previous year through a 23% increase in customer deposits. The bank registered 14% growth in operating profit to RON 651 million (€152 million) driven by 9% increase in revenues and less than 4% growth in operational expenses. This includes also the full year impact of over 100 branches opened in 2008; the bank closed the year with 241 outlets. Nevertheless efficiency further improved to below 48% versus 50% last year as a result of optimization and consolidation actions. The number of employees was reduced by 8% to below 3,000 at the end of the year due to natural turnover, which normalized to below 8%.

Net profit reached RON 335 million (€78 million), less than 7% below 2008, a leading performance in the local market within the crisis context.

UniCredit Bulbank is **Bulgaria's** largest bank, serving over 1.1 million customers. Being a truly universal bank it offers a diverse product range to retail, affluent, corporate and institutional customers through a traditional branch network and alternative but increasingly popular channels such us electronic and mobile banking. Taking advantage of its sound standing, the bank assured its leadership position in the difficult year 2009 increasing its market share y/y by 42bp to 16.3% in total assets and by 40 bp to 14.8% on customer deposits. Increasing of market share took place simultaneously with network optimisation project, which in effect brought reduction of branches from 260 to 234. Despite the growth of volumes in 2009 (deposits +6.5%, net loans +1.9% y/y eop), due to unfavourable market interest rate decrease and the high competition for the deposit margins in the sector, the net interest income did not catch up the level of 2008. The slow down in the economy was also reflected on net fees with less transactions carried out, leading the revenues to an amount of €291 million, lower by 5.3% compared to 2008, partially compensated by the reduction of operating expenses by 6.8% y/y to €125 million. The 2009 performance of the bank was also affected by higher loan loss provisions (-64 vs. €-26 million in 2008), even if with softer impact compared to 2009 banking sector, leading to a net profit of €103 million which is 31% below 2008.

2009 was an extremely difficult year for the three Baltic states, **Estonia, Latvia and Lithuania,** with the banking systems being hit hard by the crisis. Amidst this challenging economic situation AS "UniCredit Bank" continued to provide a full range of corporate banking services for its customers. The risk strategy of the Bank was adjusted in line with the Group's risk policy, including strict limitations on financing commercial real estate. The bank also achieved strong growth in the deposit portfolio of 112%.

In the **Ukrainian market**, Ukrsotsbank is the 6th largest bank. As of the end of 2009 Ukrsotsbank held market shares of 5.5% in lending business and 3.5% in deposits. In view of the difficult situation in the Ukrainian financial market in 2009, Ukrsotsbank took a number of essential actions, such as reviewing its commercial strategy specifically focusing on customer deposit gathering and substantially limiting new lending only to the customers with excellent credit history; furthermore increasing efficiency by implementing cost-cutting initiatives such as branch network transformation from 27 regions to 7 Macro-Regions and increasing the bank's capital by 0.5 billion Hryvnia to total 2.27 billion Hryvnia. Based on these measures, the bank reached a gross operating result at 2008 levels; profit before taxes decreased to €22 million, driven by loan loss provisions which more than doubled y/y.

In Retail, a main focus lay on the implementation of the UniCredit Group business model, the segmentation of clients into Mass Market, Affluent clients and Private Banking as well as Micro business and Small business was successfully realized. The creation of MacroRegions led to a significant improvement in service quality as back-office functions were centralized and the network is more concentrated on front-office tasks allowing commercial staff to dedicate more time to the interaction with clients. The Corporate Division implemented stricter credit risk requirements for new loans as a consequence of the more risky environment, as Ukraine was hit severely by the crisis.

In **Kazakhstan**, the results of ATFBank were affected by the economic crisis. With revenues growing by 7% at constant rates within a highly difficult environment and substantial reductions in costs, the bank generated a gross operating profit 21% at constant rates above that of 2008. The bank demonstrated high efficiency in its operations, with a cost/income ratio of below 30%. However, in a banking market with non-performing loans reaching extraordinarily high levels, also ATFBank registered loan loss provisions more than four times above 2008, due to the crisis overall and partially the default of some single large corporate customers. Thus the bank suffered a significant loss in 2009.

ATF Bank successfully increased its deposit base by more than 40%, especially in retail reaching a market share of almost 14%. The card business expanded thanks to the focus on salary schemes for employees of SMEs and Corporate clients; the number of active cards reached 159,300 as of year end 2009. Activities in Corporate included a network restructuring to 5 regional corporate centers and a successful deposit generation campaign.

Central Eastern Europe (CEE) (Continued)

Outlook 2010

While the economies of many CEE countries show the first signs of recovery, the financial crisis is expected to continue to affect the real economy and the banking sector in 2010. UniCredit's CEE banks plan to follow a selective growth path with a differentiated approach given the heterogeneous situation of the different countries in the region. Overall, due to the unchanged commitment of UniCredit Group to the CEE region, the Group is prepared to take existing growth opportunities and to continue to provide a full range of banking products and services to its customers throughout the region. This approach includes a plan to open up to 100 new branches focused on individual country-specific growth opportunities.

Further activities to boost revenues will include efforts to improve customer satisfaction through a simplification of processes and procedures, based on the UniCredit Group's focus on customer centricity. The Group also aims at further enhancement of the effectiveness of the sales force and network optimization measures and at cross-selling activities including the development of new product packages.

In the still volatile economic environment, risk management will stay at the center of attention with a clear focus on risk monitoring and asset quality. The CEE banks will continue their conservative lending policy. Identified improvements in the CEE Credit Risk processes will be implemented in 2010, directed both at improving the quality of loan portfolio and reducing loan defaults as well as improving the service to the customer in reducing time to loan approval and disbursement.

The CEE banks will also seek further efficiency improvements and synergies within their organisations. Planned measures comprise the simplification of processes and efficiency programs for back office functions throughout the region.

Poland's Markets

Introduction



AT A GLANCE
Operating Income structure (€ million)
Other operating income
207
Net Interest Income
895
Net commission and fee income
531
Operating Income/RWA
+7.1%
Cost/Income
+52.2%
Staff Numbers
20,270

The Poland's Markets Business Unit manages the UniCredit Group's operations in Poland and OJSC UniCredit Bank activities in Ukraine.

Bank Pekao S.A. is one of Poland's leading banks in terms of total assets (market share of 12.0% as of December 31, 2009), loans to customers and assets under management. The bank has a nationwide network of 1,028 branches, a strong presence in all the country's major cities and Poland's biggest ATM network together with Euronet consisting of over 4,000 ATM's (where 1,854 ATMs owned by the Bank are available to customers of UCG banks free of charge), enabling the Bank's customers to have fully flexible and easy access to bank channels all over the country.

Bank Pekao S.A. controls 100% of OJSC UniCredit Bank in Ukraine with a market share of about 1% in terms of total assets and loans. Corporate Banking and Custody are the core businesses of UniCredit Bank, contributing about 67% of revenues. The bank has a network of 61 branches.

Financial performance

At December 31, 2009 the Poland's Markets Business Unit posted YTD **profit** for the period of €559 million representing a decrease of 24.0% y/y at constant exchange rates.
The Poland's Markets' YTD **operating income** totaled €1,634 million in 2009, a decrease of -7.3% y/y at constant exchange rates.

The result comprised:
- **net interest income** of €895 million lower by 15.5% y/y in 2009 YTD at constant exchange rates primarily due to lower market interest rates dynamics.
- **non-interest income** of €738 million increased by 5.2% y/y at constant exchange rates mainly thanks to higher trading income.

Operating costs (including integration costs) remained under strict control and were lower by 0.4% y/y (at constant exchange rates). The cost/income ratio was 52.2% at the end of 2009, mainly due to pressure on the revenue side partially offset by cost efficiency.

At the end of December 2009 Poland's Markets' **loans to customers** amounted to €19.4 billion, decreased by -2.6% compared to December 31, 2008, at constant exchange rates.
Deposits from customers (including securities in issue) amounted to €24.1 billion and increased by 7.8% in that period (at constant exchange rates).
At the end of December 2009, there were 20,270 **FTE** employees, a reduction of 1,136 FTE staff from December 2008, without any redundancy program.

Poland's Markets (Continued)

Income Statement

(€ million)

	YEAR		CHANGE %		2009		CHANGE % ON Q3 '09		2008
POLAND'S MARKETS	2009	2008	ACTUAL	NORMALIZED [1]	Q4	Q3	ACTUAL	NORMALIZED [1]	Q4
Operating income	1,634	2,183	- 25.2%	- 7.3%	427	427	- 0.1%	+ 0.6%	452
Operating costs	-853	-1,060	- 19.5%	- 0.4%	-220	-215	+ 2.1%	+ 1.8%	-254
Operating profit	780	1,123	- 30.5%	- 13.9%	207	212	- 2.3%	- 0.6%	198
Net write-downs on loans	-123	-23	n.s.	n.s.	-33	-36	- 8.5%	- 9.8%	22
Profit before tax	692	1,110	- 37.6%	- 23.3%	184	182	+ 1.1%	+ 3.8%	231
Profit (Loss) for the period	559	903	- 38.1%	- 24.0%	147	148	- 0.2%	+ 3.1%	191

1. At constant exchange rates.

Balance Sheet

(€ million)

	AMOUNTS AS AT			CHANGE ON DEC '08	
POLAND'S MARKETS	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Total Loans	22,858	21,365	23,319	-461	- 2.0%
o.w. with customers	*19,351*	*18,844*	*19,870*	*-519*	*- 2.6%*
Customer deposits (incl. Securities in issue)	24,129	21,173	22,390	1,739	+ 7.8%
Total RWA	22,011	22,457	24,957	-2,946	- 11.8%
RWA for Credit Risk	18,201	18,985	21,292	-3,091	- 14.5%

Key Ratios and Indicators

	YEAR		CHANGE	
POLAND'S MARKETS	2009	2008	AMOUNT	%
EVA (€ million)	215	404	-189	- 46.7%
Absorbed Capital (€ million)	1,117	1,444	-327	- 22.6%
RARORAC	19.24%	27.95%	n.s.	
Operating Income/RWA (avg)	7.13%	7.36%	-23bp	
Cost/Income	52.2%	48.6%	367bp	
Cost of Risk	0.66%	0.11%	54bp	
Tax rate	19.2%	18.6%	60bp	

Staff Numbers

	AS AT			CHANGE ON DEC '08	
POLAND'S MARKETS	12.31.2009	09.30.2009	12.31.2008	AMOUNT	%
Full Time Equivalent	20,270	20,663	21,406	-1,136	- 5.3%

In 2009 OJSC UniCredit Bank managed to maintain positive net profit, despite the difficult market situation in Ukraine. As soon as the first signs of deterioration of the market appeared, strict measures were put in place in order to even more carefully control the operations of UniCredit Bank, especially in the risk management area. As a result, since March 2008 there has been no further expansion of the network and since Q3 2008 business activity has been limited to minimizing risks. In 2009 several actions in cost management area were undertaken aiming at achieving cost savings with focus on both HR and Non-HR expenses.

Breakdown by business, geographic area and company

Summary projects in 2009

Corporate Business

Bank Pekao maintained its leading position in Poland's corporate segment. As at December 31, 2009 deposit volume increased by 14.4% over December 31, 2008 despite the unfavorable market conditions. As Poland's business environment is affected by the global financial crisis, Corporate Banking has continued to implement its strategy of improving the effectiveness of allocated capital by focusing on more profitable lending products and further customer rations extending through cross-selling and up-selling activities. Lower demand for external financing from corporate

customers, strengthened by the deleveraging process and diminished the possibility of loan growth. As a result at December 31, 2009 loan volume decreased by 12.1% from the end of December 2008.
Bank Pekao continues to hold a leading position in the corporate banking segment. The Corporate offer was a subject of constant development during 2009 year. New products / solutions were implemented in the transactional banking area, lending activities and custody services. The strong position of the bank was confirmed by the several awards received by Corporate Banking. In Q4 Bank Pekao won the title "Best Corporate/Institutional Internet Bank in Central and Eastern Europe" in the competition sponsored by the Global Finance magazine. Moreover, the automatic procedure of foreign electronic payments in PekaoBIZNES24 was also awarded in the Innovation of the Year 2009 contest under the patronage of the Ministry of Regional Development.

Retail Business

Total savings in the Retail Business grew by 8.1% in 2009, in both deposits (up by 5.0%) and mutual fund volumes (up by 24.0%). Deposit growth was supported by the marketing campaign for the Dobry Zysk "Good Profit" savings account at the beginning of the year and successful launch of a new line-up of Eurokonto packages with a wide spectrum of accounts to suit the needs of all consumer segments. In H2 2009 the number of Eurokonto packages increased net by 149 ths compared with 20,5 ths in first 6 months of 2009.

Since April 2009 further signs of improvement in the Mutual Funds market in Poland were observed and the following months confirmed the positive market trend. Gross sales of MF in H2 2009 amounted to €289 million and were 78% higher than in H1 2009. Net sales in H2 2009 amounted to €90 million as against net redemptions amounting to €125 million in H1 2009.

Total loans increased by 2.0% in 2009. The continued commercial focus on consumer loans supported by the Easter and September marketing campaigns enabled an increase in the consumer loans stock of 16.4% in 2009. The stock of PLN mortgage loans increased by 14.7% with continued strong focus on the profitability of new production.

In 2009 the Retail Business successfully launched the new operational CRM - "UNISales" system. This innovative tool integrates the work environment of the sales network, successfully supports relations with customers and the coordination of the sales activity of the more than 10,000 employees of Pekao.

Outlook 2010

Bank Pekao S.A. and its subsidiaries operate predominantly on the territory of Poland. Therefore, the PMD's performance will be influenced by the economic events in Poland and international events that have an impact on Poland's economy. The year 2010 will bring a faster GDP growth, which is expected to reach 2.3%. This will fuel an overall improvement in the business environment for banking activity, albeit in the case of Poland such GDP growth might still bring a rise in the jobless rate, as well as relatively weak consumption.

The CPI inflation is expected to fall from 3.5% year on year at the end of 2009 to ca. 2.0% year on year in the first half of 2010, due to a lack of any significant increases in regulated prices (which pushed up the CPI inflation readings in 2009), a stronger zloty and slowdown in salaries growth. In the second half of the year, inflation will likely bounce back towards the target (2.5%) and the interest rates might be raised, although this will also depend on the pace of economic growth, which is likely to come under some pressure as inflation climbs up.

A potential risk factor for the economy will be the scale of the public deficit. The resulting requirement for debt financing is bound to gradually enhance yields on treasury securities.

Lending activity in the Polish market remains relatively weak, as low private investment environment will limit corporates' demand for external financing, while moderate deposit growth may decrease loans to deposit ratio in the sector, reducing pricing pressure on deposits spreads.

Global Banking Services

Introduction


AT A GLANCE
GBS Direct Costs (€ million)
ICT
1,562
WO
157
Other
275
BO
485
RE
1,203
Total GBS Direct Costs (€ million)
3,682
% Staff Expenses on GBS Direct Costs
31%
Staff Numbers
15,677

The principal activities of the Global Banking Services Strategic Business Area are as follows: Information and Communication Technology (ICT), Operations (Back Office & Workout), Group Organization and Logistics (which includes Real Estate), Security, Lifelong Learning Center, Management Consultancy and Internal Customer Satisfaction.

The mission of the Global Banking Services Strategic Business Area (GBS) is to optimize costs and internal processes, ensuring operating excellence and supporting the sustainable growth of all the business lines, with a particular focus on:

- efficiency: optimization of the governance model and rigorous control of costs through a centralized procurement service capable of maximizing synergies, savings and operating excellence
- specialization: centralization of the services of the Group's Global Service Factories and Shared Service Centers in order to benefit from economies of scale and specific skills
- customer-centered approach: definition of guidelines for measuring, monitoring and improving the satisfaction of internal and external customers
- quality of services: definition of key performance indicators and Service Level Agreements by agreement with internal customers, with periodic evaluations to improve service quality and promote best practices

Financial performance

In 2009, GBS was able to continue to demonstrate its efficiency in the rationalization of costs.

	2009	2008	ABS	%
Direct Costs	3,682	3,847	-165	-4.3%

	2009	2008	ABS	%
FTE number	15,677	15,881	-205	-1.3%

The direct costs of SBA show a reduction of €165 million (-4.3%) compared with 2008. If we disregard the increase in costs arising from the centralization of activities and from discontinuity vs 2008, amount decline to €394 million (-10%), and reflects the continuing process of improving the efficiency of GBS activities in Italy, Germany and Austria. The area continued to centralize the operations of all the Business Lines, to the point of directly managing 24% of costs.

Staff numbers show a decreasing trend of 205 resources (-1.3%); this reduction is largely attributable to the synergies arising from the corporate mergers carried out with regard to both ICT and Operations. Considering the activity insourcing, such as Security insourcing from Retail and Shared Service Center, FTE reduction would amount to 500 resources (-3.1%).

Group ICT and Operations

ICT

The direct costs of ICT show a decline of €146 million compared with 2008 (-9%). If we consider the impact of activities acquired in 2009 also in 2008, this saving in direct costs amounts to 11%. In addition to the consolidation of the benefits associated with the merger with Capitalia, 2009 for Information and Communication Technology ICT was a year characterized by an intensive program of integration of processes and systems, achieved chiefly thanks to the merging of the Group's IT entities into UGIS. This allowed a rationalization of IT costs, and a consolidation of the central role of UGIS in the management of ICT affairs of the Group.

Global Operations Services

The direct costs relating to Global Operations Services are down by 8%, representing a saving of €41 million compared with 2008. If we consider, also in 2008, the operations acquired during the 2009, the reduction in direct costs would amount to 10%. This result was achieved thanks to a process of centralization and rationalization of the Back Office structures through the merging in one single legal entity UniCredit Business Partner, of the former UniCredit Produzioni Accentrate (Upa) and the Back Office structures of HVB and Baca into a single entity (UniCredit Business Partners), and, finally, through the centralization of the holdings of the Back Office companies BACA AS and BTS, operating principally in the CEE countries.

Workout

Workout saw the completion of the process of centralizing the management of the entire portfolio of non-performing loans in Italy under GBS, as well as the transfer of these activities in Germany to the GBS area. This process of centralization entailed a 13% increase in direct costs in 2009. The centralized management of the Group's NPLs made it possible to improve the recovery process, with a consequent impact in terms of efficiency: the total for problematic loans recovered, at more than €1.5 billion, is up by 4% compared with 2008. If we consider the centralization of recovery activities, Workout shows a cost reduction of 29%.

Group Organization & Logistics

About 80% of Group Organization & Logistics costs are in Real Estate.

Real Estate

In Real Estate, the increase in direct costs compared with the previous year is 13%, and is attributable to the higher rental expenses arising from the disposal of properties. Part of the increase in rents payable was offset by cost reduction measures such as the rationalization of utilities costs and the optimization and release of spaces; in particular, the space optimization projects released 253,500 m^2. The disposal operations produced capital gains for the Group equal to €690 million.

Lines of business by activity, geographical area and company

Summary of 2009 projects

Group ICT and Operations

The Business Unit is responsible for the strategic and managerial coordination of the Group's ICT, back office and credit recovery companies. It also concentrates on centralized administrative services for HR, Finance & Accounting, and the management of Card Processing and Global Insurance services. In 2009 the Division was divided into three Departments: ICT Governance and Strategy, Global Operation Services and Workout Services, each of these being respectively responsible for one of the UniCredit Global Factories: Global Information Services (ICT), UniCredit Business Partner (Back Office) and UniCredit Credit Management Bank (Workout).

The principal strategic objectives of the Division are to ensure a unified strategic vision among the various components of the Business Unit by providing them with guidance, support and control, and to initiate actions to improve the efficiency and effectiveness of the managed structures, with particular attention to synergies within the context of the operations of the Global Factories. These objectives were pursued by implementing important initiatives to rationalize, standardize and redesign the processes of the Global Factories by centralizing the Group structures dedicated to back office and Information Technology services, chiefly in Italy, Germany, Austria and the Czech Republic.

Special attention was paid to mitigating the effects of the international financial crisis by reinforcing the steps taken to

Global Banking Services (Continued)

strengthen the management of operating risks, and particularly to the need to develop more refined risk measurement and management methodologies, in order to achieve ever-greater transparency of processes and an improved capacity for intervention in response to business developments.

UniCredit Global Information Services

The mission of UniCredit Global Information Services for 2009 was to deliver IT services to Group companies and third parties, ensuring the appropriate quality level and constant evolution of the services offered; to support the business processes by ensuring their overall organizational coherence and pursuing adequate levels of service and efficiency; to design, develop and manage the IT systems of the UniCredit Group, ensuring that their technologies and applications remain appropriate at all times in order to satisfy the needs of the Group; to ensure continuous improvement of the efficiency of IT services and constant control of the associated costs (improving on the European benchmarks for the sector) and, thus, contributing to the global efficiency strategy of the UniCredit Group.

In 2009 the UniCredit Global ICT Company was created with the merger of the Group IT companies UGIS, HVB-IS (Germany), Wave (Austria) and Kyneste (former Capitalia Group). The new multinational ICT company UGIS has almost 4,500 employees in 8 countries (Austria, Germany, Great Britain, Italy, Poland, the Czech Republic, Slovakia and Hungary). Various insourcing activities were carried out, including the integration into UGIS of the IT MIB branch of the London subsidiary of HVB AG.

Particular attention was paid to the evolutive maintenance of the Eurosig platform, focusing on management of the new market circumstances (e.g. suspension of loan repayments for disadvantaged families), on compliance with legislative measures (e.g. abolition of overdraft commission fees, "Friends Network" program for the sale of P.A. products at bank branches, the "Scudo Fiscale" *[tax shield]*), and on new products (Genius Card, prepaid UEFA Champions League card, new mutual funds) and services (adjustment of commission fees, mitigation of the operating risks of Filiale, sale of credit products via Internet Banking).

Important synergies were obtained through a number of projects, including the EuroMIB project for the creation of a Group platform for Management & Investment Banking and the CACEIS project, involving the outsourcing of securities administration and custody services by HVB AG to CACEIS Bank Deutschland GmbH. With the same objective of greater efficiency, steps were taken to bring foreign subsidiaries in line with the technological standards of the Group, as well as initiatives relating to the GES (Global Enterprise Services) area for improving Group data quality and risk management processes. In particular, the first parts of the CFO Data Warehouse project were carried out, with a view to integrating data from various sources into a single repository to support the processes of the CFO.

Global Operations Services

The purpose of this Department is to coordinate the Group factories devoted to centralized operations/back office services. The following departments operate within the framework of Global Operations Services: "Shared Service Centers", which are responsible for managing centralized support services (HR Shared Service Center and Financial & Accounting Shared Service Center), and defining guidelines and policies for the centralization of support services; "Card Payment Solutions", responsible for supporting and verifying the operations of the Factories / Structures involved in Card Processing by defining the strategies and policies relating to these services.

In 2009, Card Payment Solutions consolidated the objective of centralizing credit card processing in Italy, completing the transfer from the portfolio associated with the former Capitalia companies to the Group's technological solution, as well as supporting the strategy of insourcing the business from cards issued through CartaSi, promoted by Retail Division Italy. Against this background, from October onwards the process was begun to convert CartaSi cards into other cards issued directly by the banks of the Retail Division Italy and managed using the centralized Group solution.

UniCredit Business Partner

UniCredit Business Partner is the Global Factory for Operations, and its objective is to quickly and efficiently integrate the Group's back office activities in a sustainable manner. The strategic goal is to provide customers with the best possible value by developing a homogeneous and innovative operating model, sharing best practices and achieving economies of scale based on independent centers of expertise for each country in accordance with local circumstances.

UniCredit Business Partner was created on January 1, 2009 (with a change in name from "UPA", UniCredit Processes & Administration) following the acquisition of the back office activities of Bayerische Hypo- und Vereinsbank ("HVB") and Bank Austria ("BA") through contribution of the back office business of HVB and of the wholly-owned BA subsidiaries BA-CA Administration Services GmbH and Banking Transaction Services S.r.o., companies specializing in back office services. A branch of UCBP was opened in Poland for transfer of activities carried out for HVB by the German subsidiary of UCBP, with another two opened by BA-CA Administration Services GmbH in Poland and Bucharest, Romania for transfer of the Austrian operations carried out for BA (the need for branches of BA-CA Administration Services GmbH to carry out the Austrian operations, separate from the UCBP branches, was dictated by the peculiarities of Austrian law regarding banking secrecy).

In 2009 the Certifications were renewed (previously done for the Italian and Romanian operations by UniCredit Processes & Administration) in accordance with the reference international standards UNI EN ISO 9001:2008, UNI EN ISO 14001:2004 and EMAS.

Workout Services

This department provides global coordination of the Group companies and structures devoted to credit recovery, encouraging centralization and the constant evolution of processes by maximizing effectiveness and efficiency, in conformity with cost/benefit thresholds and the control of recovery times and costs, as well as of any potential losses.

For 2009, the objective of the business line was to provide specialist functional coordination of the companies and structures falling to its responsibility, fulfilling a role of guidance, support and control, while respecting the responsibilities of the entities concerned, with the goal of optimizing operating processes, minimizing overall costs and maximizing the profitability of operations, even if carried out on behalf of companies outside the Group; the department manages directly the SPV companies receiving the problematic/securitized credits of the Parent Company and Group entities.

It is also responsible for supporting and monitoring the application of the Department guidelines by the relevant Group companies and structures, as well as for encouraging the application, by those companies/structures, of the guidelines issued by other functions of the Parent Company and for monitoring the implementation of policies/models/processes and trends in the budget/performance figures falling within the scope of its competence. The persistence of the current economic crisis has, naturally, also affected the processes associated with Non-Performing Loans (NPLs), with a halt to the dynamism of this market that formerly made it easy to carry out securitization operations and/or engage in portfolio buying and selling transactions.

In 2009 no securitization operation was carried out on NPLs, while the average price of the mortgage portfolios has halved in the last few years, rendering particularly difficult one of the options for liquidating credits. The difficulties of extra-judicial recovery have necessarily steered recovery strategies towards favoring greater credit control through recourse to judicial procedures, with the consequent lengthening of recovery times.

UniCredit Credit Management Bank

The mission of UniCredit Credit Management Bank (UCMB) is to minimize the current net cost of managing the Group's non-performing loans and to maximize the profitability of its credit management activities, including in relation to the debts of companies outside the Group. For UCMB, 2009 was a year of operational consolidation after the wide-ranging initiatives undertaken during the previous year, concerning major growth-related structural implementations resulting from the integration of the non-performing loans of the Capitalia Group.

At the year end, UCMB held just under 1 million positions under management, with a gross value of more than €40 billion.

The main activities carried out and the main goals achieved in 2009 included successful recoveries of more than €1.5 billion from problematic loans under management, bettering the 2008 figure by 4% and the estimated total for the current year by 6%. There was an improvement in management efficiency (+35% vs. 2008), measured by the average number of affairs per manager, which had fallen progressively during the previous year as a result of the Capitalia integration and the consequent merging of personnel from disparate environments. Other measures included definition and personalization of the processes deriving from a new partnership with UniCredit Leasing (UCL) for the two new fields of business: dedicated management (UCMB Sole Servicer) of the recovery of unpaid UCL loans by UCMB, and complete management of the portfolio of UCL assets by UCMB (recovery, collection, sale of all assets).

A joint UCL/UCMB Task Force also allowed rationalization of the NPL processes, achieving an overall economic impact of approximately €30 million in terms of reduced provisions and increased write-backs. Bureaucratic and administrative procedures were completed to allow the Munich branch to begin operating in its own right, with the obtaining of Chamber of Commerce registration and the license to carry out credit recovery activities on behalf of third parties.

UCMB continued with its usual operations outside the Group, acquiring new mandates from other companies and developing agreements with numerous courts throughout Italy for the collection of bankruptcy debts, and acquired the residual portfolio of securitized non-performing loans of the SPV Breakeven, allowing early retirement of that securitization and a capital gain for UCMB, which held the residual securities and carried out servicing activities on the portfolio in recent years. There was also confirmation of the Fitch rating "RSS1-" and " CSS1-", which remains the highest rating of any European servicer, and of the UNI EN ISO 9001 certification.

Group Organization & Logistics

The Group Organization & Logistics Department is responsible for ensuring that changes in the Group's organizational and operating models are coherent with the business strategies, and for supporting and improving the quality of the services and products offered, including with regard to procurement and management costs.
It defines the policies for the real estate assets of the Parent Company and the legal entities of the Group, in administrative and technical terms, either directly or via the relevant Service Factories: UniCredit Real Estate (URE) for real estate and i-Faber for Group acquisitions.

UniCredit Real Estate

The operations of URE in 2009 were chiefly characterized by an intensification of activities to rationalize the real estate assets, within the context of the Group initiatives to strengthen capital ratios.
In particular, in 2009 URE was involved in sale & leaseback operations on more than 200 properties, which generated cash

Global Banking Services (Continued)

inflows and capital gains for the Group. The continuation of the Exodus Project, aimed at optimizing the Group's key spaces, achieved the target of 124,000 m^2 released since the start of the project (of which 65,000 in 2009) and savings of approximately €16 million per annum. If we take account also of the optimization of spaces in Germany and Austria and the Network Optimization project, the total space released is 253,500 m^2. The implementation of the "Kill the Rent" initiative, an efficiency improvement project linked to the renegotiation of the leasing contracts signed by the Group, made it possible to exceed the target of €4 million in savings by the end of the year, thanks to the successful renegotiation of more than 700 contracts since the launch of the initiative.

2009 saw a strengthening of technological innovation initiatives, primarily aimed at reducing costs and energy consumption but also of value with regard to communication both internally (Awareness Program to raise environmental awareness in the Group) and externally (Green Network Projects, Self-Sustaining Branch and Carbon Neutral Region in Sicily). URE provided constant support to the business of its client banks/companies in the major network reorganization activities carried out during the course of the year. It handled more than 120 renovation projects, 300 moves due to space re-assignments, 4,000 miscellaneous interventions (e.g. security of equipment, machinery and networks), 760 installations of advanced ATMs, and supported the Retail business in the network optimization project (Next Project) through the closure/consolidation of around 370 branches.

i-Faber

The mission of i-Faber is to provide solutions and services to support purchasing processes, including the management of electronic markets on which private and public companies can organize their own commercial relationships so as to optimize business processes, widen their customer and supplier bases, and achieve significant efficiency improvements in terms of both time and costs. In particular, the principal activities carried out in 2009 were the continuing management of the captive market, with increasing expansion outside Italy into the countries where the UniCredit Group has a presence; there was also a strengthening of the non-captive business (almost 50% of the overall revenue of the business in 2009) and consultancy services, with a view to rationalizing the costs of the client companies, a particularly desirable goal given the current market situation.

Outlook 2010

With regard to the 2010 activities of ICT & Operations, the principal activities envisaged for ICT are technological and organizational support for the Group reorganization project, roll-out of the EuroSIG commercial banking application platform in HVB AG, as well as implementation of the program with a view to similar activities to be carried out in Austria, completion of the first integrations of the CEE countries (Hungary, Czech Republic, BAGIS IT company), completion of the project for migration to the new system by the MIB branches in Milan, Vienna, London and Munich, commencement of the implementation of UGIS "Eurosig 2.0" strategic programs, continuation of activities to improve Governance applications (Data Quality, Risk Management, CFO Data Warehouse), and implementation and improvement of the E-Collaboration and Social Networking programs.

With regard to Operations, the principal activities planned for the Global Factory UniCredit Business Partner in 2010 are: integration, as of January 1, 2010, of the "operating support" business line of UniCredit MedioCredito Centrale S.p.A., and implementation, in accordance with the general strategic principles, of specific actions for each individual Global Operations Line in order to optimize the organizational processes in the countries currently included in the scope of UCBP. With a view to improving the service provided to customers, these actions and the activities closely associated with them might be reconsidered in 2010 in relation to the ONE4C Project, aimed at creating a single bank to replace the segment banks. In 2010 it is proposed to continue the process of rationalizing the operating bases in Italy, with consequent consolidation of the activities carried out and development of operations in Poland and Romania.

Other objectives for 2010 are further development of the One4All Project, with particular reference to the Eastern European countries, which provides for the creation of a Service Line for Group Operations and the opening of discussions with the banks of each country in order to evaluate the possibility of integrating the respective back office activities within UCBP. It is also proposed to define a management certification system in line with the Three-Year Quality and Environment Plan. During 2010, the Quality and Environment Certifications will be implemented in Germany and Poland, to be followed in 2011 by Austria and the Czech Republic.

With regard to developments in the Workout area in 2010, it is planned to consolidate the organizational structures and management processes in the Global Factory UniCredit Credit Management Bank, in the light of the organizational review underway since January 1. In particular, further improvements in business efficiency will be sought, deriving from the networks' greater specialization in captive and special bank loans (leasing, arrearage, contribution-based) and non-captive loans.

Consideration is also being given to a proposed revision of the infra-group commission scheme that makes it possible to reward the added value obtained from increases in returns. The activity of striving to control costs in general will continue, with a particular focus on legal costs, extending the use of the Preferentiality Factor to all engaged lawyers. With regard to the Italian NPL market, the objective is to consolidate the leadership position by further increasing the acquisition of banking and non-banking portfolios, and to make a mark with the launch of specialized products. It is also expected that there will be a significant increase in the portfolios managed by the Munich branch.

For 2010, the activities of Group Organization & Logistics will be focused on three main guiding principles: support for the overall reorganization of the Italian scope of the Group, systematic re-engineering of processes (business and support), paying particular attention to the achievement of effectiveness and quality targets, including through the preparation of appropriate performance indicators to facilitate constant monitoring (with a view to "continuous improvement"), and pursuit of an organic strategy for containing the Group's costs, based around three pillars: management of the "Expense Management Process" in order to control individual expenses; management of the "Project Management Process" in order to control the achievement of operating and cost targets of project-based initiatives; and reorganization of Purchasing processes and structures (so-called "Procurement Office Turnaround").

With regard to the Global Factories, the plans for i-Faber in 2010 include, in addition to the finalization of the extraordinary operation cited above, the evaluation of further growth opportunities (both endogenous and exogenous) and a greater focus on developing the market beyond the reference partners. 2010 will also allow full advantage to be taken of the enormous potential offered by the new negotiation platform, having successfully completed in 2009 the inevitable "running-in" period. There will also be development of all the possibilities of further synergies with the UniCredit Group, as an integral part of the procurement process rather than complementary to it.

With regard to the principal structures of GBS-Other, for the Lifelong Learning Center, whose objectives are centralization of the Parent Company training budget and systematic recourse to the use of public funds for the financing of training projects in Italy, for 2010 it is planned to consolidate the activities begun in 2009, with particular regard to the processes of technological innovation, public financing of training, and reduction of costs. A process of internationalization will also be launched, based on the sharing and exploitation of the Lifelong Learning Center best practices and products/services.

With regard to the Security Business Line, whose mission is to evaluate, develop, implement, update and monitor the management and governance of security matters in the Parent Company and the various Group entities, 2010 will see the application of the Global Operations model, gradually replicating the operations management methodologies in all countries, creating cost/service synergies through the search for economies of scale and the dissemination of Group best practices. These activities will be carried out by adapting the scope of the model to the specific local circumstances in order to effect the integration taking into account the different levels of organization achieved by the security functions in different countries.

Other information

Report on corporate governance and proprietary structures

Within the meaning of Art. 123-bis par. 3 of Legislative Decree 58 dated February 24, 1998, the "Report on Corporate Governance and Proprietary Structures" is available in the "Governance" section of the UniCredit website (http://www.unicreditgroup.eu/it/Governance/corporate_governance_report.htm).

An explanatory chapter on the Corporate Governance structure is likewise included below in this document.

Transactions for rationalization of Group operations and other corporate transactions

During 2009, the Group's operations were characterized primarily by the implementation of initiatives for the creation of the Group's Global Factory for shared services and products, as well as the reorganization of the Group through rationalization of operations of subsidiary companies to eliminate overlapping businesses and pursue greater synergies and cost reductions.

The Group also undertook some new growth initiatives through external lines to consolidate and strengthen its leadership position in certain business sectors.

During the year, the Group also established certain asset-strengthening measures, and the end of 2009 saw the launch of the "ONE4C" project for the reorganization of the Group in order to increase customer satisfaction and proximity to the territory, which will be addressed again in the corresponding chapters.

Reorganization of the Group's back office and ICT operations

During the report year, two separate projects were completed to reorganize the Group's Italian and foreign back office and ICT operations in order to improve the coordination and efficiency of these business support areas and to achieve further economies of scale and scope.

Specifically, the goal of the projects was to implement two Global Factories for shared services:
- a Global Back Office Company that provides back office services at the Group level, known as UniCredit Processes & Administration S.p.A. (which changed its name and company form in the report year to "UniCredit Business Partner joint venture corporation", hereinafter "UCBP");
- a Global ICT Company that serves as the sole center for ICT services for the entire Group, known as UniCredit Global Information Services S.p.A. (which changed its company form in the report year to that of a joint venture corporation, hereinafter "UGIS").

Both companies will reinforce the "customer-centric" approach that will be based on regular customer satisfaction surveys.

Global Back Office Company

In January 2009, the process of integrating all activities carried out in the "operations" area by the Group in Austria, Germany, Italy, the Czech Republic and Romania was completed.

The goal of this integration was to create a joint operating platform for the Group's banks worldwide that will further the exchange of key expertise and professional skills. It was also aimed at establishing a model for action and a single approach with a focus on better risk controls with the proper balance between "cost and quality".

In December 2008, UCBP undertook a capital increase totaling €131.6 million (including €129 million in additional paid-in capital) which was paid for, pursuant to Article 2441 para. 4 and Article 2343 of the Civil Code, in the amount of €50.8 million by HVB (which changed its name at the end of 2009 to "UniCredit Bank AG") through the transfer of its "Back Office" division, and in the amount of €80.8 million by UniCredit Bank Austria ("BA") through the transfer of its 100% stakes in UniCredit Business Partner GmbH (formerly BA-CA Administration Services GmbH) and UniCredit Business Partner s.r.o. (formerly Banking Transaction Services s.r.o.). Following the above transaction, which took effect on January 1, 2009, UniCredit Bank AG and BA became shareholders of UCBP with stakes of 18.11% and 28.81% respectively, while the parent company retains a 53.07% stake.

Global ICT Company

The project was furthered in order to bring together into a single company, known as UGIS, the ICT activities pursued by UniCredit Bank AG and BA through their respective subsidiaries, HVB Information Services GmbH (hereinafter "HVB IS") and WAVE Solutions Information Technology GmbH (hereinafter "WAVE").
The construction of a shared ICT services pole for the Group at the international level will allow the optimization of the exchange of key skills and professional expertise and will foster the creation of a "full service" model for customers at a high quality standard and competitive cost.
The additional objectives that the Group expects to achieve through the project, in keeping with those pursued in the integration of the back office operations, are to:

- facilitate governance of the ICT activities, concentrating responsibility for them under a single legal entity;
- maintain the most successful cost model, based on increased cost stability and predictability, by promoting cost consciousness and thus a greater commitment to IT efficiency;
- maintain the current level of service quality, so as to foster business processes and keep risks under control as far as possible;
- support the geographic distribution with the right level of modularity, scalability and automated supports;
- reduce the management complexity of such a broad scope, promoting standardization of assets, processes, tools and practices.

To push the project forward, the UGIS extraordinary shareholders' meeting of April 3, 2009 passed resolutions in favor of two different capital increases reserved for UniCredit Bank AG and BA for a total of €135.3 million (including €52.8 million in additional paid-in capital) which was paid for, pursuant to Article 2441 para. 4 and Article 2343 of the Civil Code, in the amount of:

- €96.3 million (including €37.6 million as additional paid-in capital) by UniCredit Bank AG through the transfer of its 100% stake in HVB IS, the capital base of which UniCredit Bank AG had previously increased through transfers of own IT assets and cash contributions of approximately €12.0 million;
- €39.0 million (including €15.2 million as additional paid-in capital) by BA through the transfer of its 100% stake in WAVE, to which BA had previously transferred 100% of the capital of Bank Austria Aktiengesellschaft & Co EDV Leasing OHG (a company that owns IT hardware assets in Austria used in leasing by UGIS), to which BA itself had in turn made a cash contribution of approximately €16.1 million.

Following the above transaction, which took effect on May 1, 2009, UniCredit Bank AG and BA became shareholders of UGIS with stakes of 24.72% and 10.02% respectively, while the parent company retains a 65.26% stake.

On the same date, HVB IS and WAVE were split off and their respective activities were concentrated at the UGIS branch offices in Munich and Vienna. Subsequently, UGIS also acquired direct control of Bank Austria Aktiengesellschaft & Co EDV Leasing OHG, formerly held by WAVE.
Moreover, in order to fully effect the rationalization of the ICT activities of the former Capitalia, the merger by incorporation into UGIS of its own wholly-owned subsidiary Kyneste S.p.A. was brought to completion, also effective May 1, 2009, before carrying out the aforementioned integration of the ICT activities of UniCredit Bank AG and BA.

Reorganization of banking and specialized financial operations

Combination of the individual mortgage and consumer loan businesses at the Group level

On January 1, 2009, in order to ensure optimal management and coordination of the medium/long-term individual home mortgage and consumer loan "production" activities, UniCredit Consumer Financing ("UCFin") integrated UniCredit Banca per la Casa ("UBCasa"), a wholly owned subsidiary already specializing in the "residential mortgage" business, directly from UniCredit through a merger by incorporation as UCFin, constituting the pan-European competence center within the Group for the area of family financing.

The combination is consistent with the new integrated management model for the mortgage and consumer loan businesses; this model was launched with the creation of a "household financing department" at the parent company.
This approach will encourage the cross-selling of the products concerned and would make it possible to achieve operating synergies, especially in governance functions, as well as greater efficiency than the previous organizational/distribution model with the consequent rationalization of cost structures and simplification of corporate structures.

Since April 1, 2009, UCFin has therefore taken the new name of "UniCredit Family Financing Bank" to better represent the full range of its offering to the market and to strengthen its internal identity.

Transactions for rationalization of Group operations and other corporate transactions (CONTINUED)

Rationalization of the activity of granting salary guaranteed loans in UCFin

In order to give effect to the integration of the activities of granting salary guaranteed loans and pensions with delegation of payment, currently carried out both by UCFin and by its wholly-owned subsidiary Family Credit Network (formerly Fineco Prestiti), and to enable better management of risks and pursuit of cost synergies, the partial split-off to UCFin of the "salary guaranteed loans" business line of Family Credit Network was brought to completion on November 9, 2009. This business line is substantially represented by the assets, liabilities, resources, rights, obligations and, in general, all the subjective situations of a substantive nature involved in the investigation, disbursement and management of salary guaranteed loans and pensions with delegation of payment.

After the transaction in question, Family Credit Network will maintain not only the management of its own distribution network of 40 agents and 80 brokers and the related marketing support activities, but also the business of managing personal loans against pensions to non-retired persons from the agent companies who are receiving pension treatment from the INPS.

Implementation of a new management model for Group leasing operations

The project to implement a new management model for leasing operations, launched in June 2008 to ensure better management and coordination of leasing activities at the global level, was brought to completion in January 2009.

This project concluded with the business combination - effective January 1, 2009 - of UniCredit Global Leasing with Locat (which then changed its name to "UniCredit Leasing"), and the allocation to the latter (as the operating sub-holding company) of the activities of guiding, coordinating and controlling the business concerned at the Group level in accordance with the parent company's guidelines, as well as directly managing the business in Italy.

This structure will allow for a quicker and easier transition from the organization/distribution model (characterized by a "non-homogenous" mix of companies located in different countries and overlapping structures) to the new business management model focused on the creation of a global company that is charged with managing the business in a uniform manner, optimizing the allocation of resources, and at the same time leveraging the unique features of each country and/or specific business area.
In addition, this approach has laid the foundation for:
- a significant simplification in organization;
- the simplification of governance and key processes;
- a reduction in the number of legal entities (using, where possible, the model of the sub-holding company's foreign branches), thereby making the organizational structure more streamlined and "flat," and shortening reporting lines;
- a better transfer of best practices to facilitate the exchange of skills in the Group's complex leasing operations (including through the establishment of dedicated "competence centers" managed in a uniform and coordinated manner);
- the ability to take advantage of a commercial strategy based on the "one face to customers" model, which is specifically intended for the segment of vendor agreements and cross-border leasing.

Integration of the Group's leasing operations in Russia

In order to optimize and strengthen the leasing business in the Russian Federation market - particularly with regard to the capital goods and motor vehicles sectors - the project of integrating the Group's two leasing companies operating in Russia, OOO UniCredit Leasing ("ULR"), a wholly-owned subsidiary of ZAO UniCredit Bank ("UBR"), and ZAO Locat Leasing Russia ("LLR"), a wholly-owned subsidiary of UniCredit Leasing ("UCL"), was completed last November.

The integration was realized through a capital increase of ULR for RUR 1.5 billion (approximately €34 million) set aside for UCL and paid for by the latter through the in-kind transfer of 100% of LLR and the cash payment of approximately RUR 1.2 billion (approximately €28 million).

The transaction thus launched enabled UCL to achieve the target ownership structure of 60% (consistent with the model adopted by the Group in the EEC zone countries which provides for the combined presence of UCL, as majority shareholder, and the local banks, as minority shareholders, in the shareholder structure of the leasing companies) and at the same time furnished ULR with an adequate level of capitalization.

Following the described operation, ULR operates as the Group's sole leasing company in the Russian Federation market, while LLR will manage the portfolio of currently existing contracts that are to be liquidated later, until they are all exhausted, which is expected to be completed by 2011.

Project for transformation of the Group's auxiliary companies in Italy to stock corporations (società consortili)

In July 2009, the transformation of the Group's Italian auxiliary companies to consortium companies was completed (in particular, UGIS, UCBP, UniCredit Audit ("Audit"), UniCredit Real Estate ("URE") and UniCredit Bancassurance Management and Administration Srl ("UBMA")), with which are associated the Group companies that benefit from services supplied by the aforementioned companies.

Reorganization of the Austrian Private Banking activities

In order to align the Austrian Private Banking activities of BA with UniCredit's pan-European onshore model and reorganize the circle of BA-held companies operating in the sector on the basis of the Group's guidelines on equity investments, BankPrivat ("BP") and Asset Management GmbH ("AMG") - both wholly-owned by BA - were incorporated into BA effective October 28, 2009.
At the same time, in the last months of the year, the Group completed the process of reorganizing the service model of BA's Private Banking Division to align it with the Group's Private Banking model through:

- the transfer of the fund management and asset management activities of AMG to Pioneer Investments Austria, a company indirectly held by the parent company through Pioneer Global Investments;
- the allocation of full control of the customers currently served by BP to BA's Private Banking Division, moving the related activities currently conducted by BA's Retail Division to the Private Banking Division.

Reorganization of UniCredit Bank Austria (BA)'s Markets and Investment Banking (MIB) operations

In 2008 a reorganization project was begun in relation to the activities of the former MIB Division of BA, aimed at centralizing these in a single legal entity, the German subsidiary UniCredit Bank AG.

In the course of 2009, the project continued in line with the Group's new organizational and business model, as well as in accordance with the new guidelines given by local and international regulatory authorities.
This project envisages the final transfer to HVB of the majority of BA's former MIB activities, which are conducted through its fully owned subsidiary CAIB UniCredit AG ("CAIB", former UniCredit CA IB Beteiligungs AG), through the following steps:

- the transfer to BA (or companies directly controlled by BA) of CAIB's subsidiaries and the spin off of selected activities to BA;
- the subsequent transfer of CAIB and its subsidiary UniCredit CAIB Securities UK to UniCredit Bank AG;
- the subsequent merger of CAIB into UniCredit Bank AG.

Upon completion of the phases described herein, UniCredit Bank AG will continue to operate in Austria through the opening a branch in Vienna. The initial part of this project was completed in the first quarter 2010. The next steps - the transfer of CAIB to UniCredit Bank AG and its subsequent merger into the latter - are expected to be completed by the end of 2010, subject to receipt of the necessary regulatory approvals.

New external growth initiatives for the Group

The Pioneer conglomerate

Partnership with the Fortress Group in the real estate sector

In order to capitalize on the closed-end real estate fund management activity of Pioneer Investment Management SGR S.p.A. ("PIM SGR") - a wholly-owned subsidiary of Pioneer Global Asset Management S.p.A. ("PGAM") - in April 2009 PIM SGR acquired an equity stake of 37.5% in Torre SGR S.p.A. (a real estate fund management company attributable to Fortress Investment Group LLC, which in turn is an alternative management company listed on the New York Stock Exchange) as part of a capital increase of the aforementioned company reserved for PIM SGR and subscribed by the latter by transferring its own "real estate funds" business line (essentially made up of six real estate funds: "UniCredito Immobiliare Uno", "Pioneer RE Brixia", "Pioneer RE Turin", "Pioneer RE STAR", "Pioneer RE Capital Fund" and "Pioneer RE AMG").

The transaction was carried out, together with a strategic partner in the real estate asset management sector, as part of the project aimed at capitalizing on the real estate management activities of the Pioneer Group in Italy, with the intention of (i) creating a partnership with a leading international operator in the real estate sector, in order to combine the sector expertise of this player with the capacity of Pioneer and the Group to which it belongs, in terms of distribution and access to institutional and retail capital, and consequently (ii) meeting the needs of the UniCredit Group network in terms of management of its existing activities, product innovation, expansion of the product range offered to its own retail and institutional customers, and generation of new business and resulting commission income, as well as (iii) creating value for investors.

The UniCredit Bank AG conglomerate

Agreement with NewSmith Capital Partners

In October 2009, UniCredit Bank AG acquired from NewSmith Capital Partners LLP a 100% stake in NewSmith Financial Products LLP (name changed in November to "Kinabalu Financial Products LLP") and NewSmith Financial Solutions Ltd (name changed in November to "Kinabalu Financial Solution Ltd"), companies specializing in the credit advisory business, for a total amount of £50.9 million (approximately €60 million).

Transactions for rationalization of Group operations and other corporate transactions (Continued)

Other transactions affecting subsidiaries and affiliates

JSCB Ukrsotsbank

The subsidiary JSCB Ukrsotsbank ("USB"), of which BA directly or indirectly holds 94.47% of the share capital, undertook a capital increase in May 2009 for the amount of UAH 500 million (approximately €53 million) in order to comply with the request of Ukraine's central bank related to the country's financial situation. BA's outlay in relation to the above transaction totaled about €50 million, and the total stake held (directly and indirectly) in USB is 95.34% of share capital.

JSC ATF Bank

In April 2009, JSC ATF Bank, a 99.70%-held subsidiary of BA, undertook a capital increase of KZT 18 billion (equivalent to approximately €89 million) to comply with the request of Kazakhstan's supervisory authority related to the country's financial situation. BA's outlay in relation to the aforementioned transaction totaled about €89 million.

UniCredit Consumer Financing IFN SA

In order to support the growth of UniCredit Consumer Financing IFN SA ("UCCF") - a Romanian company established in 2008 as a joint venture between UCFin (65%) and UniCredit Tiriac Bank "UCT" (35%) which is active in the supply of consumer credit products for the Romanian market - the two partners UCFin and UCT participated in a capital increase by UCCF of RON 43 million (equivalent to approximately €10 million) last May, in proportion to their respective equity stakes. This strengthening of capital enabled the subsidiary to comply with the capitalization requirements of Romanian regulations.

CNP UniCredit Vita S.p.A.

In April 2009, CNP UniCredit Vita, an insurance joint venture with the French group CNP in which the Group has a 38.80% stake, decided in favor of a capital increase of €134 million aimed at providing itself with adequate capital resources to meet the capitalization requirements of the regulations in effect.
The Group participated in the transaction for the share appropriate to its stake, incurring a total charge of €52 million.

With the aim of concentrating within a single entity the entire stake held by the Group in the aforementioned equity holding, last June the parent company (which directly held 16.92% of CNP UniCredit Vita) acquired from its subsidiary Fineco Verwaltung the stake that the latter held (equivalent to 21.88%).

Transactions to dispose of non-strategic equity investments/operations

Below we supply details of the main disinvestments made in the year. More information of their impact on profit and loss may be found in Part C of the Notes to the Accounts.

In Italy

Finaosta S.p.A.
In November 2008, UniCredit, together with other minority shareholders of Finaosta, agreed to the proposal of the Valle d'Aosta Autonomous Region to purchase the stakes held by other shareholders of the above company.
The price for 100% of Finaosta was set at €187 million, and the sale of the stake held by UniCredit (10.7%) resulted in a consolidated capital gain of €9.7 million. The sale was completed in March 2009.

Si Holding S.p.A.
UniCredit together with the major shareholders of Si Holding, including Intesa Sanpaolo (42.2% of the capital) and MPS (24.5%), completed the sale of its equity stake in Si Holding (totaling 9.2%) to Istituto Centrale delle Banche Popolari Italiani (for 9.1%) and Banca Mediolanum (for 0.1%) for a total price of €184 million for 100% of Si Holding.
The transaction resulted in a consolidated capital gain of €15 million.

Caricese Srl
Last June, the Group sold 33.684% of CARICESE (of its entire holding of 33.687%) for proceeds of €3.7 million and a capital gain of €1.2 million; in particular the subsidiaries UniCredit Corporate Banking, UniCredit Private Banking, UniCredit Banca, Banco di Sicilia, UniCredit Banca di Roma, FinecoBanK, UCFin and Banca Agricola Commerciale RSM sold their stakes in the company, while the parent company remained a shareholder of CARICESE with a stake of 0.003%.

Outside Italy

BodeHewitt AG & Co. KG and BodeHewitt Beteiligungs AG

In June, UniCredit Bank AG sold 72.25% of BodeHewitt AG & Co. KG and 72.25% of BodeHewitt Beteiligungs AG to Hewitt Associates, which already held 27.75% of the two companies, for the price of €50 million. The sale of the stakes held by UniCredit Bank AG resulted in a consolidated capital gain of €3 million.

Vereinsbank Victoria Bauspar AG

In May, UniCredit Bank AG and Ergo Group signed an agreement to sell their respective 70% and 30% stakes in Vereinsbank Victoria Bauspar to Wüstenrot & Württembergische AG, for a total price of approximately €79 million for 100% of Vereinsbank Victoria Bauspar. Following the classification of the equity investments under assets held for sale, a capital loss of approximately €12 million was recognized in the first half of the year. The sale, which was completed in July, did not have any further impact on the income statement.

Schwäbische Bank AG and Invesco Real Estate GmbH

Also in the first half of the year, UniCredit Bank AG sold its minority stakes in Schwäbische Bank (25.50% - a German universal bank) and Invesco Real Estate (24.90% - a company offering real estate investment products and services to institutional clients) for a total consolidated capital gain of approximately €12.3 million.

Mastercard Inc.

During the year, several UniCredit Group companies sold shares held in Mastercard Inc., generating a total consolidated capital gain of about €22 million.

Bank BPH SA

In September the parent company participated in the public purchase offer conducted by DRB Holding (GE Group) on the remaining shares outstanding in Bank BPH, handing over all shares held in the aforementioned Polish bank (equivalent to 5.13% of the share capital).

Banco de Sabadell SA

In the last part of the financial year, the parent company sold its entire equity stake in Banco de Sabadell (4.08%) in two successive stages.

Rationalization of the Group's real estate assets

Fondo Core Nord Ovest

Consistent with the aim of rationalizing the Group's real estate assets, URE on September 29, 2009 transferred a real estate portfolio held by the Group to a closed-end real estate fund reserved for qualified investors, called Core Nord Ovest and managed by REAM SGR S.p.A. ("REAM"). URE later sold the majority of the shares issued against the aforementioned contribution to qualified investors identified by REAM.

The portfolio that was contributed consists of 13 historical and high-value real estate properties (including the properties at Via XX Settembre in Turin, Via Dante in Genoa and Piazza Edison in Milan) for a total contribution value of approximately €574 million, the fund's purchase of which was financed to 60% by a consortium of banks.

The fund will have a term of 15 years. The majority of the real estate properties transferred to the fund will be the object of leasing agreements in favor of the Group with terms of 6 to 18 years, according to the specific requirements of the Group, renewable for an additional 6 years, with characteristics so as to enable the Group to have the necessary flexibility in the management of its commercial network.

The sale of the majority of the shares to qualified investors identified by REAM, including the Fondazione Cassa di Risparmio di Torino and the other banking foundations that are shareholders of REAM, generated in 2009 a total capital gain of approximately €133 million, net of tax effects and transaction costs, of which approximately €110 million in the third quarter of 2009.

Fondo Omicron Plus Immobiliare

On December 30, 2008, URE completed the contribution to Fondo Omicron Plus Immobiliare ("Fondo Omicron Plus"), a fund managed by Fondi Immobiliari Italiani SGR S.p.A. ("Fimit"), of a portfolio of 72 business properties for a total value of approximately €800 million, against which shares had been issued, some of which were later placed with qualified investors and some of which were held by URE itself.

In the third quarter of 2009, URE completed the sale to qualified investors of the shares held in Fondo Omicron Plus.

In particular, on September 22, 2009, URE completed the sale of 3,200 of these shares to an affiliate of GIC Real Estate ("GIC RE"), a real estate business of the Government of Singapore Investment Corporation, for total proceeds of approximately €78 million.

Transactions for rationalization of Group operations and other corporate transactions (Continued)

The sale of shares to GIC RE enabled URE to complete the sale of all of the shares held in Fondo Omicron Plus following the December 2008 contribution, with a capital gain of approximately €163 million in 2009 (including approximately €131 million in the third quarter of 2009) net of tax effects and transaction costs, which is added to the approximately €282 million already realized in 2008.

In addition, still within the scope of the plan to rationalize the Group's real estate assets, URE made a contribution of an additional portfolio on September 30, 2009, consisting of 179 business properties for a total contribution value of approximately €530 million to Fondo Omicron Plus, against which new shares were issued. This additional contribution to the fund generated a total capital gain of approximately €198 million, net of tax effects and placement costs, including approximately €134 million in the fourth quarter following the sale of a number of shares for proceeds of approximately €127 million.

The real estate properties that were the object of the second contribution were entirely leased to the Group companies by means of lease agreements with terms of 18 years, renewable for an additional 6 years, with characteristics so as to enable the Group to have the necessary flexibility in the management of its commercial network.

Capital Strengthening

In the early months of 2009, the following measures - approved by the Board of Directors in October 2008 - were taken to strengthen company capital:

- The capital increase authorized by UniCredit's Shareholders' Meeting on November 14, 2008 was carried out: in the period January 5-23, 2009 972,225,376 new ordinary shares were offered to holders of UniCredit ordinary and savings shares, in the ratio of 4 ordinary shares for every 55 ordinary or savings shares held, at a unit issue price of €3.083 per share, with a premium of €2.583.
- On February 24, 2009 - on conclusion of the period of offering of unexercised rights in the Bourse - the capital increase was completed with the subscription by Mediobanca of 967,578,184 UniCredit ordinary shares, as per the guarantee agreement entered into by it whereby it undertook to subscribe all the newly issued shares for which rights had not been exercised. Almost all the shares subscribed by Mediobanca were used for an issue of financial instruments known as CASHES.
- The capital increase of €2,997,370,834.21 - of which €486,112,688 was capital and €2,511,258,146.21 share premium - was thus completed.
- Subsequently, on March 17, 2009, UniCredit's Board of Directors resolved to submit a new issue in the form of a scrip dividend pursuant to Article 2442 Italian Civil Code, using the reserve set aside for the purpose when the appropriation of 2008 net profit was resolved.
- Consequently, on April 29, 2009 the Shareholders resolved in EGM to authorize a rights issue of 2,435,097,842 ordinary shares and 2,532,431 savings shares with a par value of €0.50 for a total amount of €1,218,815,136.50, whereby 29 new ordinary shares were allotted for every 159 ordinary shares held and seven new savings shares every 60 savings shares held. These shares were made available to shareholders on May 21, 2009 (listed ex-dividend as from May 18, 2009).

In order to keep our capital ratios in line with those of our peers in Europe and elsewhere, thus ensuring that the Group is favorably positioned in the market and able to take advantage of economic growth in the future, on November 16, 2009 the Shareholders' resolved in EGM

- to increase company capital by a maximum of €4 billion including any share premium by issuing ordinary shares cum dividend with a par value of €0.50 in the form of a rights issue to holders of ordinary and savings shares pursuant to Art. 2441 Italian Civil Code and
- to vest in the Board of Directors all necessary powers for setting the methods and terms of the rights issue, including specifically - shortly before the public offering and on the basis of then current market conditions - the subscription price including the share premium and thus the number of shares to be issued and the ratio whereby the rights would be allotted to shareholders.

The ONE4C Program

In order to be able to respond to changing customer expectations and the requirement of staying close to local needs which have arisen in the new situation of international banking, last December the Group initiated the development of a new organizational and business model specifically for UniCredit's markets in Italy, Germany and Austria: the ONE4C Program.

The Program's objectives are summarized as follows:

- To improve customer satisfaction in all customer segments by changing the current business model and corporate culture
- To further enhance the Group's closeness to local communities in Italy by improving our dialogue with them through the use of tools that enable us to understand regional and local needs better
- To change the structure of our Italian entities in line with the new business model.

As a result of the review and as part of it, in March it was considered the opportunity to change the Group's corporate structure in Italy by bringing all the business carried on by the main Group's banks in Italy under UniCredit SpA.

In line with the objectives of the ONE4C Program, UniCredit SpA will therefore serve the Italian market as a whole and all its customer segments, and to this end it will be organized in four specialized business segments, viz.:

1. Households, dedicated to private individuals.
2. SMEs, i.e. businesses with annual turnover of up to €50 million.
3. Corporate Banking, for businesses with annual turnover in excess of €50 million.
4. Private Banking, for clients with assets in excess of €500,000.

These changes will, we think, strengthen the Group's present divisional model and further increase customer satisfaction, by promoting more highly specialized skill-sets, greater simplicity and faster response times, and closer ties to the local communities in which the Group operates, driven by more effective organization and greater autonomy in the branches.

The ONE4C Program also provides for UniCredit's organizational structure to be redesigned in line with the new business model by appointing cross-divisional Regional Chairmen to interface with key figures in their region and act as a single reference point for the needs of all local stakeholders, whether external or internal.

Subsequent Events and Outlook

Subsequent Events

On January 7, 2010 UniCredit's Board of Directors approved the final terms and conditions of the rights issue resolved on by the shareholders in EGM on November 16, 2009. The new ordinary shares were offered from January 11 to January 29, 2010 in Italy and Germany and from January 14 to January 29, 2010 in Poland. 98.23% of the shares offered i.e. 2,472,338,679 new UniCredit ordinary shares were subscribed [and no subscriptions were revoked in the Polish and German public offerings]. Rights not exercised during the offer period were 297,005,168 valid for the subscription of 44,550,771 UniCredit ordinary shares and were all sold in the *Mercato Telematico Azionario* (screen-based stock market) organized and managed by Borsa Italiana SpA pursuant to Article 2441 (3) Italian Civil Code, through UniCredit Bank AG, Milan Branch, on the trading days from February 8 to 12, 2010. On February 24, 2010 the capital increase resolved on by the mentioned EGM held on November 16, 2009 was thus completed.

In March 2010 UniCredit Bank Austria AG completed a capital increase of €2 billion in order to align itself with its main Austrian competitors in terms of capital ratios and be adequately prepared to take the opportunities arising from future economic growth in Austria and Central Eastern Europe.

With a view to rationalizing the Group's business consistent with its divisional business model, while avoiding overlapping activities, a project has been launched to focus the business of UniCredit Mediocredito Centrale SpA in the management of subsidies and subsidized lending and to continue centralizing its IT and back-office operations. Accordingly, effective January 1, 2010 the operational support business has been transferred to UniCredit Business Partner. Studies are proceeding for the transfer of its back-office to UniCredit Business Partner, thus completing the transfer of its administrative activities that began with operational support, and the transfer of its IT sector to UniCredit Global Information Services.
On February 3, 2010 the Board of Directors approved the initiation of a study of the feasibility of repositioning UniCredit Mediocredito Centrale SpA as a bank dedicated to public-sector business - providing subsidized loans and managing government incentives - and of the advisability of transferring its 'corporate' business to UniCredit Corporate Banking.

Subsequent Events and Outlook (Continued)

Outlook

The second half of 2009 was marked by relatively robust growth in both the US and the euro zone, but the recovery could lose some of its initial impetus in mid-2010. Without some important temporary factors that helped to sustain the recovery in previous quarters - especially restocking and the strong fiscal stimulus - growth will be more moderate.

We expect that both the euro zone and the US will grow below their potential in 2010 and will return to more sustainable recovery only in 2011. In the CEE countries 2010 began with better prospects. On the back of global recovery, average growth in the region will be positive, possibly 2.3%. In this regard Turkey and Poland appear to be the best-equipped countries for a more decided recovery. By contrast we cannot rule out the Baltic and Balkan countries, together with Hungary, growing more slowly. Looking further ahead, beyond 2011, CEE economies' growth will be strong, on average, but will in any case be slower than before the crisis: this reflects not only more modest growth in the world economy, but also the fact that the credit boom, which was fed by foreign money, will not be repeated with as intensely as in the past. Given strong economic growth that will however be more modest than that of the recent past, the CEE countries will follow the path of much more sustainable and balanced growth, while limiting the growth of foreign and government debt.

Despite the encouraging signs of recover in the economic cycle, European banks' profits will continue to be under pressure in 2010 as well, due to weaker revenue and deteriorating credit quality. Net interest income will tend to suffer from the reduction in business volumes and narrowing banking spreads. Lower net interest income and the still rather high cost of risk will hamper profit growth this year. However, this effect will be attenuated by an expected recovery in non-interest income, given the stock markets' recovery. CEE banks' profitability will also improve sharply in 2010. However, in some countries deteriorating credit quality will reduce profits again in 2010 (non-performing loans should peak in the first half of the year. Therefore, while on the one hand the banks in some countries - Ukraine, Kazakhstan and the Baltics - will inevitably stay under pressure again in 2010, on the other the more solid countries from a macroeconomic standpoint - Poland, Turkey and the Czech Republic - will see an improvement in the banking industry's prospects.

In 2009 we further strengthened company capital both organically and through recourse to the market, improved our balance-sheet structure by sharply reducing leverage, maintained a solid liquidity position and strong discipline in cost control. The Group is now ready to exploit all growth opportunities as they arise in its markets. They will be taken through a redesigned organizational and business model, particularly in Austria, Germany and Italy, with a view to increasing our closeness to our customers and to the regions and communities in which we operate.

Milan - March 16, 2010

THE BOARD OF DIRECTORS

Chairman
DIETER RAMPL

Managing Director/CEO
ALESSANDRO PROFUMO

Christian Hagn,
Hagn & Dr. Ruebesamen Rechtsanwälte
Retail Client - Germany

«I've been a customer of HypoVereinsbank - UniCredit Group for many years. I especially value their trust and reliability as well as the quality of their consultation services and I have always counted on these values. I am more than satisfied, and I would highly recommend them to any new customers.»

It's easy with UniCredit.



Corporate Governance

Governance organizational structure

Introduction

UniCredit's overall corporate governance framework, i.e. the system of rules and procedures that its governing bodies refer to steer their principles of behaviour and fulfil the various responsibilities towards the group's stakeholders, has been defined in the light of current provisions and the recommendations contained in the Corporate Governance Code issued by Borsa Italiana S.p.A. on March 2006 (the "Code"). One of the Code's goals is that of increasing the clarity and concreteness of several people and roles, such as those of independent directors and the board's internal committees, the contents of which have been enriched over the years as a result of acquired experience. Moreover, as a bank, UniCredit, is subject to Supervisory Provisions issued by Banca d'Italia and, with regards to the corporate governance issues, into the specific rules prescribed by "Supervisory Provisions concerning bank's organization and corporate governance" issued on 2008.
Since 2001 UniCredit has annually drawn up and submitted a Corporate Governance Report to its shareholders, by drafting a special report (based on the "comply or explain" principle) for distribution to its shareholders, institutional and non-institutional investors and Borsa Italiana. The report supplies suitable information on UniCredit's own Corporate Governance system.
Due to continuing changes to the regulatory scenario both at the European and Italian level, and to international best practices in general, in 2006 Borsa Italiana decided to revise the corporate governance principles; accordingly, on March 2006 it issued a new version of the Corporate Governance Code, with which UniCredit complied with its adoption of the relevant Board resolution on December 19, 2006.
In light of the provisions contained in the Code and based on the format of "Corporate Governance Report" supplied by Borsa Italiana, UniCredit drafted its Report on corporate governance and ownership structures pursuant to article 123-bis of the Legislative decree nr. 58 dated February 24, 1998 (the "TUF") and articles 89-bis and 144-decies of the Consob Issuer Rules.
The "Report on corporate governance and ownership structures" approved by the Board of Directors (on March 16, 2010) is published at the same time with the Report on Operations on the website of the Issuer (http://www.unicreditgroup.eu/en/Governance/corporate_governance_report.htm).
UniCredit is an issuer of stocks listed on the regulated markets of Milan, Frankfurt and Warsaw, and therefore fulfils the legal and regulatory obligations related to listings on these markets.
The information provided, unless otherwise specified, refers to the financial year from January 1, 2009 to December 31, 2009.

Since its establishment, UniCredit has adopted the administration system, so-called, "traditional".

The distinctive feature of this model is that the management of the company, the overseeing on the board and the accounting audit are separated. The Board of Directors is solely responsible for the strategic supervision and management of the enterprise, while the Board of Statutory Auditors is entrusted with overseeing the Board. The auditing on the company's accounts is entrusted to an external audit firm by the Shareholders' Meeting on the basis of a proposal from the Board of Statutory Auditors.

This governance model was chosen because it has been proven, over time, to make it possible to manage the business efficiently, while ensuring effective controls. That is, it creates the necessary conditions for the Holding Company to be able to guarantee the sound and prudent management of a complex and global banking group, namely the UniCredit Group.

In the traditional system certain aspects are the sole competence of the Shareholders' Meeting. This creates an effective opportunity for dialogue and debate between management and the shareholders about various elements of governance, including the appointment and dismissal of directors, approval of the financial statements, allocation of profits, compensation policies for management and so on.

Shareholders' Meeting

An Ordinary Shareholders' Meeting is convened at least one a year within the terms of law, in order to resolve upon the issues that the law and the Articles of Association make it responsible for. An Extraordinary Shareholders' Meeting is convened whenever it is necessary to resolve upon any of the matters that are exclusively attributed to it by law.

The Agenda of the Shareholders' Meeting is established by whoever exercises the power to call a meeting, pursuant to legal requirements and the UniCredit's Articles of Association, in keeping - where the Meeting is convened further to a request from shareholders - with the comments contained in said request.

The Ordinary Shareholders' Meeting has adopted the Regulations governing the Meetings in a functional and regular way. The Regulations is available on the Governance section of UniCredit website.

Board of Directors

The Board of Directors of UniCredit may be comprised of between a minimum of 9 up to a maximum of 24 members. As at March 16, 2010, UniCredit has 23 directors.

The duration of their mandate is three financial years, unless a shorter term is decided upon their appointment and the mandate expires on the date of the Shareholders' Meeting called to approve the financial statements for the last year in office.

The mandate of the current Board of Directors, which was appointed by the Shareholders' Meeting of April 29, 2009, will expire on the date of the Shareholders' Meeting called to approve the 2011 financial statements.

Directors shall be elected on the basis of a slate mechanism pursuant to the procedures specified in Article 20 of UniCredit's Articles of Association.

The Board of Directors has adopted its own Regulations governing its powers, functioning and jurisdiction. These Regulations also include the decisions made by the Board of Directors concerning requirements that UniCredit Directors shall possess, in addition to the requirements as set forth by the current laws and regulations, assuring the good functioning of the Board of Directors and concerning the number of offices in supervisory, managerial and controlling bodies that UniCredit Directors can hold in companies not belonging to UniCredit Group as well as the procedure to be followed in case of appointment and whenever the threshold is exceeded.

Independence of Directors

In accordance with the Criteria set forth in the Code and pursuant to Article 148 of TUF, the Directors' independence is periodically assessed by the Board of Directors on the basis of the information provided by the same director or, however, available to the Issuer. The results of the assessments of the Board shall be communicated to the market.

On March 16, 2010 the Company's Board of Directors - also on the basis of the information provided by the interested party - assessed the independence requirements of all its members. The result of such controls notified to the market was the following:

- Independent directors pursuant to Article 3 of the Code: Mr. Castelletti, Mr. Calandra Buonaura, Mr. Belluzzi, Mr. Bischoff, Mr. Fontanesi, Mr. Giacomin, Mr. Gnudi, Mr. Kadrnoska, Ms. Li Calzi, Mr. Ligresti, Mr. Maramotti, Mr. Marocco, Mr. Pesenti, Ms. Reichlin, Mr. Schinzler, Mr. Waigel, Mr. Wyand and Mr. Zwickl;
- Non-independent directors pursuant to Article 3 of the Code: Mr. Rampl (Chairman), Mr. Bengdara, Mr. Palenzona, Mr. Profumo (CEO) and Mr. Cucchiani;
- Independent directors pursuant to Article 148 of the TUF: Mr. Rampl (Chairman), Mr. Castelletti, Mr. Bengdara, Mr. Calandra Buonaura, Mr. Palenzona, Mr. Belluzzi, Mr. Bischoff, Mr. Fontanesi, Mr. Giacomin, Mr. Gnudi, Mr. Kadrnoska, Ms. Li Calzi, Mr. Ligresti, Mr. Maramotti, Mr. Marocco, Mr. Pesenti, Ms. Reichlin, Mr. Schinzler, Mr. Waigel, Mr. Wyand and Mr. Zwickl;
- Non-independent directors pursuant to Article 148 of the TUF: Mr. Profumo (CEO) and Mr. Cucchiani.

On March 16, 2010 the Board of Statutory Auditors confirmed the proper application of the assessment criteria and procedures adopted by the Board of Directors to evaluate the independence of its own members.

Committees appointed by the Board of Directors

In order to support the Directors with an efficient information and consultancy system, able to assure the capability of the Board to properly assess all the specific matters falling within its jurisdiction, in accordance with the provisions of the Code four committees have been created with the power to provide advice and make proposals; the committees feature limited membership and focus on separate issues: Permanent Strategic Committee; Internal Control & Risks Committee; Corporate Governance, HR and Nomination Committee and Remuneration Committee.

Permanent Strategic Committee

The Permanent Strategic Committee is comprised of 10 members, the majority of whom shall be non-executive. The Chairman of the Board and Chief Executive Officer are members by right. The other members shall be chosen based upon their expertise and willingness to accept the office. The Chairman of the Committee is the Chairman of the Board. In principle, the meetings of the Permanent Strategic Committee shall be scheduled on a monthly basis but could be convened whenever necessary to discuss a topic that fall within the scope of the Committee's duties. The meetings will normally be called by the Chairman; however, any two or more Members or two Statutory Auditors can also call a meeting. In this latter case, all the Statutory Auditors are entitled to attend.

In 2009, the Permanent Strategic Committee held nr. 9 meetings.

Duties

The Committee's role is to provide advice and make proposals. The main task of the Permanent Strategic Committee is to provide the Board of Directors with opinions concerning proposals formulated by the CEO to the Board concerning:

a) the Group 3 Year Plan;
b) Group yearly budget;
c) Group yearly capital allocation;
d) Group yearly strategy related to transactions involving shareholdings (M&A/reorganizations);

Governance organizational structure (Continued)

e) approval of transactions on shareholdings above a certain limit (300 million Euro for transactions in high-risk countries, and 500 million Euro for transactions in low-risk countries);
f) extraordinary capital allocations and dividend policy, both for the Holding Company and the Group Companies, unless already included in the annual general Capital Allocation guidelines indicated under para. c) above;
g) other transactions/initiatives of strategic relevance to the Group, such as: decisions to enter new geographical and business markets, high-profile joint ventures with industrial and/or financial Groups.

Internal Control & Risks Committee

The Internal Control & Risks Committee is comprised of 7 members (5 members until May 12, 2009), all independent pursuant to Sect. 148, paragraph 3, of TUF. The majority of the members (6 out of 7) meets the independence requirements prescribed by the Code. The Chairman of the Board of Directors and Deputy Vice Chairman are members by right. The other members are chosen based upon their expertise and willingness to accept the office and at least one member of the Committee has an adequate experience in accounting and finance. The Committee shall elect a Chairman from among the members who do not belong to the Committee by right. The Committee shall schedule its meetings at least quarterly. The meetings of the Internal Control & Risks Committee will normally be called by the Chairman; however, any two or more Members or two Statutory Auditors can also call a meeting. In this latter case, all the Statutory Auditors are entitled to attend.
The Chairman of the Board of Statutory Auditors or another Statutory Auditor designated by the aforesaid Chairman shall attend the meetings of the Internal Control & Risks Committee. Other Statutory Auditors may be invited to attend, along with members of the Accounting firm.

In 2009, the Internal Control & Risks Committee held n. 12 meetings.

Duties

The Committee's role is to provide advice and make proposals. In particular, the Internal Control & Risks Committee shall:

A. support the Board in defining guidelines for the internal audit system and at least once a year inspecting the adequacy, efficiency and effectiveness of the system, ensuring that all principal corporate risks are being correctly identified and adequately measured, managed and monitored; also support the Board in determining criteria for ensuring the compatibility of such risks with the sound and proper management of the Company (i.e. risk appetite), overseeing the Compliance function to ensure that it implements the risk and non-compliance management policies defined by the Board, and that the Audit function implements the Board's guidelines in respect of conducting third level inspections;
B. analyse periodical reports on the audit system. In particular, at least once a year, analyse the periodical report on the adequacy of the non-compliance risk management system and any relevant compliance breaches; examine the annual report on investment services, and also the half-yearly overall report on UniCredit's complaints, based on data supplied by the complaints function;
C. analyse the Group guidelines for Audit activities and assess the annual audit plan prepared by the Head of the Internal Audit Department, receive periodical reports, and if necessary ask for specific audits to be conducted outside of the annual audit plan;
D. examine the information received by the Manager in charge of preparing company's financial reports to verify the proper application and consistency of accounting standards for the purposes of the consolidated financial statements;
E. in accordance with the responsibilities assigned by Italian regulations to the Audit function, examine the criteria and methods to be used for choosing the accounting firm, and the criteria for choosing which Group companies to exempt from auditing; also monitor relations with accounting firms, also based on consultancy agreements that may be in place with the Holding Company and the Companies belonging to the Group;
F. assess the work carried out by the Group's external auditor(s) and the results set out in the report(s) and letter(s) of recommendation; supervise the effectiveness of the audit process;
G. examine the quarterly and half-yearly situations and the annual accounts, based on the reports received from the Executive in charge of drafting the corporate and financial statements;
H. assess any remarks contained in the audit reports received from UniCredit's Audit Department, or from the Board of Statutory Auditors of the companies belonging to the Group, or from third party investigations and/or analyses;
I. examine the qualitative and quantitative adequacy of the organizations regarding the Compliance and Internal Audit Functions, inviting the Head of each function to formulate proposals for ensuring their adequacy, and in respect of these proposals concerning the Internal Audit Function, ask for the Chief Executive Officer's non-binding opinion;
J. express its views on the proposal formulated by the Chairman of the Board concerning the appointment or replacement of the Head of the Internal Audit Function, and the variable portion of the latter's compensation package;
K. support the Board in formalizing policies for governing risks that the Group may be exposed to, periodically reviewing them to ensure their effectiveness and supervising the actual functioning of risk management and control processes in compliance with current legal and regulatory requirements;
L. express its views on the procedures in place for approving and implementing transactions undertaken by UniCredit and Companies belonging to the Group with related parties.

The Internal Control & Risks Committee shall also report to the Board at least every six months on its activities and the adequacy of the internal audit process, when it meets to approve the financial statements and interim report.

Corporate Governance, HR and Nomination Committee

The Corporate Governance, HR and Nomination Committee consists of 7 members, the majority of whom shall be non-executive and independent. The Chairman of the Board and Chief Executive Officer are members by right. The other members shall be chosen based upon their expertise and willingness to accept the office. The Chairman of the Committee is the Chairman of the Board. In principle, Committee meetings shall be scheduled on a monthly basis but may be called whenever it is necessary to discuss a topic that falls within the scope of the Committee's duties. Committee meetings shall be called by the Chairman.

In 2009, the Corporate Governance, HR and Nomination Committee held n. 10 meetings.

Duties

The Committee's role is to provide advice and make proposals. In particular, the Committee shall provide the Board of Directors with opinions concerning proposals formulated by the Chairman/CEO to the Board concerning:

A. the definition of UniCredit's corporate governance system, the corporate structure and governance models/guidelines of the Group;

B. the definition of policies for appointing UniCredit Directors and policies for evaluating the Board of Directors;

C. the appointment of the CEO office members and other members of the Management Committee (Senior Executive Vice Presidents, Senior Head Office Executives and Heads of Department reporting directly to the Chief Executive Officer);

D. the definition of policies concerning the appointment and succession planning of the CEO office members, the members of the Management Committee (Senior Executive Vice Presidents), Group Management Team (Executive Vice Presidents) and Leadership Team (Senior Vice Presidents);

E. the definition of policies for appointing corporate officers (members of the Board of Directors, Board of Statutory Auditors, and Supervisory Board of Group Companies);

F. the appointment of corporate officers (members of the Board of Directors, Board of Statutory Auditors, and Supervisory Board) of the Main Group Companies (UniCredit Banca, UniCredit Corporate Banking, UniCredit Private Banking, Pioneer Global Asset Management, UniCredit Leasing, UniCredit Bank A.G., UniCredit Bank Austria, UniCredit Banca di Roma, Banco di Sicilia, UniCredit Mediocredito Centrale, FinecoBank, UniCredit Family Financing Bank, Koc Financial Hizmetler AS, Bank Pekao, UniCredit Business Partner and UniCredit Global Information Services);

G. the designation of candidates to the position of director of UniCredit in the event of cooptation, and of candidates to the position of independent director to be submitted to the approval of the UniCredit shareholders' meeting, based also on recommendations received from shareholders;

H. the appointment of members of the UniCredit Board Committees, upon the proposal of the Chairman.

The Corporate Governance, HR and Nomination Committee shall also provide its advice on the compatibility of an appointment of a Director of UniCredit as director, manager or member of controlling bodies in a banking, insurance or financial company (outside UniCredit Group) with his/her office held in UniCredit, also when the fix threshold to the maximum number of office determined by the Board of Directors is exceeded.

Remuneration Committee

The Remuneration Committee consists of 7 members, the majority of whom shall be independent. The Chairman of the Board and Deputy Vice Chairman are members by right. The other members shall be chosen based upon their expertise and willingness to accept the office. The Chairman of the Committee is the Chairman of the Board. In principle, Committee meetings shall be scheduled on a quarterly basis, but may be called whenever it is necessary to discuss a topic that falls within the scope of the Committee's duties. Committee meetings shall be called by the Chairman.
In 2009, the Remuneration Committee held n. 7 meetings.

Duties

The Committee's role is to provide advice and make proposals. The main task of the Remuneration Committee is to provide the Board of Directors with opinions concerning proposals formulated by the CEO to the Board concerning:

A. the remuneration of UniCredit Directors who hold specific duties, and especially the remuneration of the CEO;

B. the remuneration of UniCredit's Managing Director, in the event that the Managing Director is also the CEO;

C. the remuneration structure of the CEO Office Members;

D. the remuneration policy for the members of the Management Committee (Senior Executive Vice Presidents), Group Management Team (Executive Vice Presidents), Leadership Team (Senior Vice Presidents) and Heads of Department reporting directly to the Chief Executive Officer;

E. approval of Group incentive plans based on financial instruments;

F. the remuneration policy for corporate officers (members of the Board of Directors, Board of Statutory Auditors, and Supervisory Board of Group Companies).

In the cases specified under letters A) and B), the proposals that the Committee will be called upon to express its opinion on will be formulated by the Chairman.

The Committee members about whose remuneration the Chairman must express his opinion in respect of their specific positions, shall not attend meetings scheduled to discuss the proposal concerning the aforesaid remuneration.

Governance organizational structure (Continued)

Status and activities of Directors

Board of Directors

POSITION	MEMBERS	IN OFFICE SINCE	IN OFFICE UNTIL	SLATE SM	SLATE Sm
Chairman	Rampl Dieter	April 29, 2009	Approval of 2011 financial statement	X	
Deputy Vice Chairman	Castelletti Luigi	April 29, 2009	Approval of 2011 financial statement	X	
Vice Chairman	Bengdara Farhat Omar	April 29, 2009	Approval of 2011 financial statement	X	
Vice Chairman	Calandra Buonaura Vincenzo	April 29, 2009	Approval of 2011 financial statement	X	
Vice Chairman	Palenzona Fabrizio	April 29, 2009	Approval of 2011 financial statement	X	
CEO	Profumo Alessandro	April 29, 2009	Approval of 2011 financial statement	X	
Director	Belluzzi Giovanni	April 29, 2009	Approval of 2011 financial statement	X	
Director	Bischoff Manfred	April 29, 2009	Approval of 2011 financial statement	X	
Director	Cucchiani Enrico Tommaso	April 29, 2009	Approval of 2011 financial statement	X	
Director	Fontanesi Donato	April 29, 2009	Approval of 2011 financial statement	X	
Director	Giacomin Francesco	April 29, 2009	Approval of 2011 financial statement	X	
Director	Gnudi Piero	April 29, 2009	Approval of 2011 financial statement	X	
Director	Kadrnoska Friedrich	April 29, 2009	Approval of 2011 financial statement	X	
Director	Li Calzi Marianna	April 29, 2009	Approval of 2011 financial statement	X	
Director	Ligresti Salvatore	April 29, 2009	Approval of 2011 financial statement	X	
Director	Maramotti Luigi	April 29, 2009	Approval of 2011 financial statement	X	
Director	Marocco Antonio Maria	April 29, 2009	Approval of 2011 financial statement	X	
Director	Pesenti Carlo	April 29, 2009	Approval of 2011 financial statement	X	
Director	Reichlin Lucrezia	April 29, 2009	Approval of 2011 financial statement		X
Director	Schinzler Hans Jürgen	April 29, 2009	Approval of 2011 financial statement	X	
Director	Waigel Theodor	April 29, 2009	Approval of 2011 financial statement		X
Director	Wyand Anthony	April 29, 2009	Approval of 2011 financial statement	X	
Director	Zwickl Franz	April 29, 2009	Approval of 2011 financial statement	X	
Directors who stepped down during the Period					
Deputy Vice Chairman	Gutty Gianfranco	January 11, 2006 #	April 29, 2009	n/a	n/a
Vice Chairman	Bellei Franco	January 11, 2006 #	April 29, 2009	n/a	n/a
Vice Chairman	Libonati Berardino	August 3, 2007 ##	April 29, 2009	n/a	n/a
Director	Kley Max Dietrich	January 11, 2006 #	April 29, 2009	n/a	n/a
Director	von Bomhard Nikolaus	January 11, 2006 #	April 29, 2009	n/a	n/a
Indicate quorum required for the presentation of the slates in the last appointment: 0.5%					
Nr. of meetings held during the Period	**BoD: 12**	**IC&RC: 12**	**RC: 7**	**CGHRNC: 10**	**PSC: 9**

NOTES:

* This column shows the percentage of the Director's participation in the meetings of the Board of Directors and Committees respectively (number of attendances / number of meetings held by the interested party during the term of office with regard to the Period).

** This column shows the number of positions as director or auditor held by the interested party in other companies listed on regulated markets (both in Italy and abroad), including financial services companies, banks, insurance companies or other large companies. There is a list of such companies for each director attached to the Report on Corporate Governance and ownership structures, specifying whether the company that the position is held in belongs to the group that the Issuer is related to.

*** A "C" (Chairman) or a "M" (Member) in this column shows that the member of the Board of Directors belongs to the Committee and also indicates his/her position.

(1) position held in the whole Period.
(2) position held until April 29, 2009.
(3) position held since April 29, 2009.
(4) position held since May 12, 2009.
(5) number of positions changed during the 2009 financial year.
(6) number of positions changed during 2009 financial year and after the closing of the 2009 financial year.

Appointed by the Shareholders' Meeting of December 16, 2005 and in office since January 11, 2006.
Co-opted on August 3, 2007 and appointed by the Shareholders' Meeting of May 8, 2008.
- The Board of Directors of UniCredit held on April 29, 2009 appointed the members of the Corporate Governance, HR and Nomination Committee; on the next May 12, 2009, taking into account the opinion expressed by the aforesaid Committee, the Board appointed the members of the Permanent Strategic Committee, Remuneration Committee and Internal Control & Risks Committee and also increased the number of the members of the Internal Control & Risks Committee from 5 to 7.

LEGEND
SM Member of the Board of Directors elected from the slate that has obtained the relative majority of the Shareholders' votes
Sm Member of the Board of Directors elected form the slate voted by the minority

							NUMBER OTHER POSITIONS	INTERNAL CONTROL & RISKS COMMITTEE		REMUN. COMMITTEE		CGHRN COMMITTEE		PERMANENT STRATEGIC COMMITTEE	
	NON	INDEP. AS PER CODE		INDEP. AS PER TUF											
EXEC.	EXEC.	YES	NO	YES	NO	% *	**	***	*	***	*	***	*	***	*
	X		X	X		100%	3	M [1]	91.67%	C [1]	100%	C [1]	100%	C [1]	100%
	X	X		X		87.50%	--	M [4]	100%	M [4]	100%	M [3]	100%	M [4]	100%
	X		X	X		50%	1	--		--		--		M [4]	16.67%
	X	X		X		100%	1 [5]	--		--		M [1]	100%	M [4]	100%
	X		X	X		100%	3	--		M [2]	100%	M [3]	83.33%	M [1]	100%
X			X		X	100%	1 [5]	--		--		M [1]	100%	M [1]	100%
	X	X		X		100%	8	M [4]	100%	--		--		--	
	X	X		X		83.33%	5 [6]	--		--		--		M [1]	88.89%
	X		X		X	41.67%	15	--		M [4]	80%	--		--	
	X	X		X		91.67%	2	--		--		--		--	
	X	X		X		100%	--	--		--		M [1]	100%	--	
	X	X		X		91.67%	2 [5]	--		M [4]	60%	--		--	
	X	X		X		100%	7 [5]	--		M [4]	100%	M [2]	100%	--	
	X	X		X		100%	--	M [1]	100%	--		--		--	
	X	X		X		66.67%	4	--		--		--		--	
	X	X		X		100%	7	--		--		M [1]	100%	M [1]	100%
	X	X		X		100%	3	--		--		--		--	
	X	X		X		66.67%	6	--		M [1]	57.14%	--		--	
	X	X		X		75%	--	M [4]	100%	--		--		--	
	X	X		X		91.67%	2	--		M [4]	60%	--		M [1]	77.78%
	X	X		X		50%	2 [5]	--		--		--		--	
	X	X		X		91.67%	3 [5]	C [1]	91.67%	--		--		M [1]	77.78%
	X	X		X		91.67%	7 [5]	M [1]	91.67%	--		--		--	
	X	X		X		100%	--	M [2]	100%	M [2]	50%	M [2]	100%	M [2]	100%
	X		X	X		100%	1	--		M [2]	100%	--		M [2]	100%
	X	X		X		100%	4	--		M [2]	50%	--		M [2]	100%
	X	X		X		0%	5	--		M [2]	100%	--		--	
	X		X		X	50%	2	--		--		--		--	

Governance organizational structure (Continued)

Board of Statutory Auditors

The Ordinary Shareholders' Meeting appoints 5 standing Statutory Auditors and 2 substitute Auditors. The standing and substitute Auditors may be re-elected.

Standing and substitute members of the Board of Statutory Auditors are appointed on the basis of slates in compliance with the UniCredit's Articles of Association, and pursuant to current legal provisions. The Chairman of the Board of Statutory Auditors is appointed by the Shareholders' Meeting among the standing Auditors elected from the slate submitted by minority shareholders that obtained the highest number of votes.

The duration of their mandate is 3 operating years and the mandate expires on the date of the Shareholders' Meeting called to approve the financial statements for the third year in office.

Members of the Board of Statutory Auditors shall meet the experience, integrity and independence requirements laid down by law and they can held administrative and control appointments with other companies within the limits set by current laws and regulations.

The Board of Statutory Auditors appointed by the Shareholders' Meeting on May 2007 an in office until the Shareholders' Meeting called to approve the 2009 financial statements consists of Mr. Giorgio Loli (Chairman), Mr. Gian Luigi Francardo, Mr. Siegfried Mayr, Mr. Aldo Milanese and Mr. Vincenzo Nicastro (standing Auditors). Mr. Massimo Livatino and Mr. Giuseppe Verrascina are substitute Auditors.

Board of Statutory Auditors

				SLATE		INDEP. AS PER CODE			
POSITION	MEMBERS	IN OFFICE SINCE	IN OFFICE UNTIL	SM	Sm	YES	NO	% *	NUMBER OTHER POSITIONS **
Chairman	Loli Giorgio	May 10, 2007	April 22, 2010		X	X		100%	16
Standing Auditor	Francardo Gian Luigi	May 10, 2007	April 22, 2010	X		X		79.17%	4
Standing Auditor	Mayr Siegfried	May 10, 2007	April 22, 2010		X	X		87.50%	--
Standing Auditor	Milanese Aldo	May 10, 2007	April 22, 2010	X		X		70.83%	14
Standing Auditor	Nicastro Vincenzo	May 10, 2007	April 22, 2010	X		X		87.50%	10
Substitute Auditor	Livatino Massimo	May 10, 2007	April 22, 2010		X	--			
Substitute Auditor	Verrascina Giuseppe	May 10, 2007	April 22, 2010	X		--			
Auditors who stepped down during the Period									
--	--	--	--	--	--	--	--	--	--

Indicate quorum required for the presentation of the slates in the last appointment: 0,5%

Number of meetings held during the Period: 24

NOTES

* This column shows the percentage of the Auditors' participation in the meetings of the Board of Statutory Auditors (number of attendances / number of meetings held by the interested party during the term of office with regard to the Period).

** This column shows the number of positions as director or auditor held by the interested party pursuant to Sect. 148-bis of TUF. The full list of the positions held is attached, pursuant to Sect. 144-quinquiesdecies of the Consob Issuer Rules, to the report on supervisory activity, drawn up by Auditors pursuant to Sect. 153, paragraph 1, of TUF.

LEGEND

SM Member of the Board of Statutory Auditors elected from the slate voted by the majority.

Sm Member of the Board of Statutory Auditors elected from the slate voted by a minority.

Major Shareholders

On the basis of the results from shareholders register, updated to December 31, 2009 UniCredit's major shareholders (shareholders owning more than 2%) were as follows:

DECLARANT	DIRECT SHAREHOLDER	% OF ORDINARY CAPITAL	% OF VOTING CAPITAL
Mediobanca S.p.A. [1]	Mediobanca S.p.A.	**5.916%**	**5.916%**
Fondazione Cassa di Risparmio Verona, Vicenza, Belluno e Ancona	Fondazione Cassa di Risparmio Verona, Vicenza, Belluno e Ancona	**5.727%**	**5.727%**
Central Bank of Libya		**4.345%**	**4.345%**
	Central Bank of Libya	*3.816%*	*3.816%*
	Lybian Foreign Bank	*0.529%*	*0.529%*
BlackRock Investment Management (UK) Limited	BlackRock Investment Management (UK) Limited	**3.803%**	**3.803%**
Carimonte Holding S.p.A.	Carimonte Holding S.p.A.	**3.155%**	**3.155%**
Fondazione Cassa di Risparmio di Torino	Fondazione Cassa di Risparmio di Torino	**3.150%**	**3.150%**
Allianz SE		**2.056%**	**2.056%**
	Allianz S.p.A.	*1.194%*	*1.194%*
	Allianz Finance IV Luxembourg SARL	*0.729%*	*0.729%*
	Assurances Generales de France VIE SA	*0.046%*	*0.046%*
	RB Vita S.p.A.	*0.029%*	*0.029%*
	Darta Saving Life Assurance Limited	*0.021%*	*0.021%*
	Assurances Generales de France IART SA	*0.016%*	*0.016%*
	Antoniana Veneta Popolare Vita S.p.A.	*0.013%*	*0.013%*
	Allianz Belgium Insurance SA	*0.004%*	*0.004%*
	Allianz Life Luxembourg SA	*0.002%*	*0.002%*
	Arcalis SA	*0.002%*	*0.002%*
	Generation VIE SA	*0.001%*	*0.001%*

1. Ordinary Shares of which UniCredit S.p.A. holds the right of usufruct: 967,564,061; 5.775% owned. The relative voting rights cannot be exercised.

SHARE CAPITAL (AS AT DECEMBER 31, 2009)	SHARES	EURO
Total shares	16,779,739,028	8,389,869,514.00
Ordinary shares	16,755,500,045	8,377,750,022.50
Savings shares	24,238,983	12,119,491.50

Participation Rights

The Meeting may be attended by those holders of ordinary shares who provide a copy of the notice sent to the Company by the broker holding their accounts, at least two days prior to the date set for the first call of the Meeting. The notice of meeting may specify that the above advance notice of two days is also applicable to any subsequent calls.

Those entitled to attend the Meeting may arrange to be represented by third parties that are not necessarily Shareholders, in compliance with Article 13 of UniCredit's Articles of Association, Article 2372 of the Italian Civil Code and current laws.

Shareholders' rights are clearly defined by Italian law and Articles of Association.

UniCredit has always encouraged its shareholders to exercise their participation and voting rights at shareholders' meetings; for this reason, it has adopted the Regulations governing shareholders' meetings to ensure their regular conduct.

Management Committee

1 ALESSANDRO PROFUMO
CEO

2 SERGIO ERMOTTI
Deputy CEO
Head of CIB & PB SBA

3 PAOLO FIORENTINO
Deputy CEO
Head of GBS SBA

4 ROBERTO NICASTRO
Deputy CEO
Head of Retail SBA

5 NADINE FARUQUE
General Counsel & Group Compliance Officer

6 FEDERICO GHIZZONI
Head of Cee Banking Operations


1
2
3
4
5
6


7
8
9
10
11
12

KARL GUHA 7
Chief Risk Officer

MARINA NATALE 8
Chief Financial Officer

RINO PIAZZOLLA 9
Head of Human Resources

HELMUT BERNKOPF 10
Head of CIB Network Austria

MARCO BOLGIANI 11
Head of Global Transaction Banking - GTB

BERNHARD BRINKER 12
Head of Financial Institutions Group - FIG

13 PETER BUSCHBECK
Head of Retail Germany & Austria

14 PAOLO CEDERLE
Head of Group ICT & Operations

15 WILLIBALD CERNKO
Country Chairman Austria

16 RAFFAELE CICALA
Head of Household Financing

17 LUTZ DIEDERICHS
Head of CIB Network Germany

18 ALESSANDRO FOTI
Head of Asset Gathering


13
14
15
16
17
18


19
20
21
22
23
24

FREDERIK GEERTMAN 19
Head of Global Retail
Marketing & Segments

FRANCESCO GIORDANO 20
Head of CIB Srategy
& Marketing

MIKE HAMMOND 21
Co-Head of Markets

ANDRZEJ KOPYRSKI 22
Head of CIB Network
Poland

ALICJA KORNASIEWICZ 23
Country Chairman
Poland

CARMINE LAMANDA 24
Head of Institutional &
Regulatory Strategic Advisory

25 TJ LIM
Co-Head of Markets

26 ANTONELLA MASSARI
Head of Group Identity
& Communications

27 MASSIMILIANO MOI
Head of Leasing

28 VITTORIO OGLIENGO
Head of Financing
& Advisory

29 PIERGIORGIO PELUSO
Head of CIB Network
Italy

30 GABRIELE PICCINI
Head of Retail Italy Network


25
26
27
28
29
30


31
32
33
34
35

GRZEGORZ PIWOWAR 31
Head of Retail
Poland Network

PAOLO TRIPODI 32
Head of Group
Organization & Logistics

THEODOR WEIMER 33
Country Chairman
Germany

ANDREAS WÖLFER 34
Head of Private Banking

ROGER YATES 35
Head of Asset Management

Group Management Team

List of other members of the Group Management Team*

SENIOR EXECUTIVE VICE PRESIDENT

CORPORATE CENTER / COMPETENCE LINES

Ranieri de Marchis
Head of Internal Audit

EXECUTIVE VICE PRESIDENT

RETAIL STRATEGIC BUSINESS AREA

Roberto Bertola
Chief Executive Officer
Banco di Sicilia

Alessandro Cataldo
General Manager
UniCredit Banca di Roma

Giovanni Chelo
Chief Executive Officer UniCredit
Banca di Roma

Giovanni Forestiero
Head of Direzione Commerciale
Lombardia Est

Rainer Hauser
Head of Retail Division UniCredit Bank
Austria

Alessandro La Porta
Head of Territorial Relations

Rodolfo Ortolani
General Manager UniCredit Banca

Franco Ravaglia
General Manager Finecobank

Francesco Signoretti
Head of Global Retail CRM and
Multichannel Banking

CORPORATE, INVESTMENT BANKING & PRIVATE BANKING STRATEGIC BUSINESS AREA

Jurgen Dennert
Head of Corporate Treasury Sales

Fausto Galmarini
Chief Executive Officer UniCredit
Factoring

Luca Lorenzi
General Manager UniCredit Leasing

Edoardo Spezzotti
Vice Chairman Corporate and Investment
Banking New York

Juergen Danzmayr
Head of Private Banking Network Austria
and Head of Private Banking Division
UniCredit Bank Austria

Steffen Marquardt
Head of Private Banking Network
Germany and Head of
Wealth Management Division
UniCredit Bank AG

Dario Prunotto
Head of Private Banking Network Italy
and Chief Executive
Officer UniCredit Private Banking

Giuseppe Di Sisto
Top Clients Management UniCredit
Private Banking

Robert Zadrazil
Chief Executive Officer Schoellerbank AG

GBS STRATEGIC BUSINESS AREA - EXECUTIVE VICE PRESIDENT

Tiziana Bernardi
Head of Lifelong Learning Center

Marcello Berni
Head of Media Relations and Executive
Communications

Dino Crivellari
Chief Executive Officer UniCredit Credit
Management Bank

Lissimahos Hatzidimoulas
Chief Executive Officer UniCredit
Business Partner

Heinz Laber
Head of GBS UniCredit Bank AG

Massimo Milanta
Head of ICT Governance and Strategy
and Chief Executive Officer UniCredit
Global Information Services

Alberto Naef
General Manager UniCredit Credit
Management Bank

Laura Stefania Penna
Head of Management Consultancy

Monica Poggio
Head of Corporate Culture

Massimo Schiattarella
Chief Executive Officer UniCredit Global
Information Services

Marian Wazynski
Head of Logistics & Procurement
Bank Pekao

ASSET MANAGEMENT

Dan Kingsbury
Head of US and Chief Executive
Officer Pioneer Investment
Management USA

Werner Kretschmer
Co-Head of UCG Retail Business and
Chief Executive Officer - Pioneer
Investment Austria

Giordano Lombardo
Deputy Chief Executive Officer Pioneer
Global
Asset Management

Sandro Pierri
Co-Head of UCG Retail Business
and Chief Executive Officer Pioneer
Investment Management

Marco Pirondini
Global Chief Investment Officer

Paul Price
Global Head of Institutional Sales

CENTRAL EASTERN EUROPE

Mikhail Alekseev
Chief Executive Officer - Russia

Jozef Barta
Chief Executive Officer - Slovakia

Andrea Casini
Chief Operating Officer - Bulgaria

Alessandro Decio
Executive Director and Deputy CEO - Turkey

Levon Hampartzoumian
Chief Executive Officer - Bulgaria

Paolo Iannone
Chief Operating Officer - Czech Republik

Jiri Kunert
Chief Executive Officer - Czech Republik

Franjo Lukovic
Chief Executive Officer - Croatia

Gianni Papa
General Manager - Ukraine

Mihaly Patai
Chief Executive Officer - Hungary

Alexander Picker
Chief Executive Officer - Kazakstan

Klaus Priverschek
Chief Executive Officer - Serbia

Rasvan Radu
Chief Executive Officer - Romania

Boris Tymonkin
Chief Executive Officer - Ukraine

Graziano Cameli
Head of CEE Retail UniCredit Bank Austria

Pasquale Giamboi
Poland's Markets Business Advisory Staff

Luigi Lovaglio
General Manager Bank Pekao

Carlo Marini
Head of CEE Corporate and Investment Banking
UniCredit Bank Austria

CORPORATE CENTER / COMPETENCE LINES

AUDIT
Giorgio Ebreo
Chief Executive Officer UniCredit Audit

Karl Limmer
Head of Audit Management UniCredit Bank AG

CFO
Mirko Bianchi
Head of Group Finance

Patrizio Braccioni
Head of Tax Affairs and Shareholding

Simone Mario Concetti
Head of Group Investor Relations

Rolf Friedhofen
Chief Financial Officer UniCredit Bank AG

Marco Iannaccone
Chief Financial Officer Bank Pekao

Oreste Massolini
Head of Retail Planning and Controlling

Arcangelo M. Vassallo
Head of Accounting

Carlo Vivaldi
Chief Financial Officer UniCredit Bank Austria

Guglielmo Zadra
Head of Planning, Control & Capital Management

CRO
Giovanni Albanese
Head of Retail Risks

Diego Biondo
Chief Risk Officer Bank Pekao

Juergen Kullnig
Head of CIB Credit Risk

John Spillane
Head of CIB and PB Risks

Andrea Varese
Chief Risk Officer UniCredit Bank AG

Stephan Winkelmeier
Chief Risk Officer UniCredit Bank Austria and Head of CEE Risks

HR
Paolo Cornetta
Head of HR Retail

Michael Hinssen
Head of HR CIB

Luigi Luciani
Head of Executive Development and Compensation

Oliver Maassen
Head of HR Germany
UniCredit Bank AG

Anna Simioni
Head of Corporate Learning

Doris Tomanek
Head of HR Austria & CEE UniCredit Bank Austria

Piercandido Vaisitti
Head of HR Division Bank Pekao

LEGAL & COMPLIANCE
Mark Bailham
Head of Global Compliance

Chiara Burberi
Legal & Compliance

Andreas Frueh
Head of Compliance, Legal and Corporate
Affairs UniCredit Bank AG

Secondino Natale
Head of Group Corporate Bodies Office

MANAGEMENT COMMITTEE STAFF
Niccolò Ubertalli
Head of Management Committee Staff

* data as at March 1, 2010

Galyna Gerega,
Epicenter K - Ltd
Corporate Banking Client - Ukraine

«Thanks to their efficient management, professional staff, high standards for banking services and, most of all, the prompt granting of a loan to our company, UniCredit Group, represented here by Ukrsotsbank, made a considerable contribution to the development of our national chain of building and home supply hypermarkets, Epicenter K.»

It's easy with UniCredit.



Consolidated Financial Statements

Notes

The following conventional symbols have been used in the tables:

- **a dash** (-) indicates that the item/figure is inexistent;
- **two stops** (..) or (**n.s.**) when the figures do not reach the minimum considered significant or are not in any case considered significant;
- "**N.A.**" indicates that the figure is not available.
- "**X**" indicates an item not to be completed under Banca d'Italia instructions

Unless otherwise indicated, all amounts are in **thousands of euros**.

Consolidated Accounts

Balance Sheet

Consolidated Balance Sheet

(€ '000)

ASSETS	AMOUNTS AS AT	
	12.31.2009	12.31.2008
10. Cash and cash balances	11,986,797	7,652,446
20. Financial assets held for trading	133,894,101	204,889,888
30. Financial assets at fair value through profit or loss	15,019,685	15,635,822
40. Available-for-sale financial assets	34,723,955	28,700,290
50. Held-to-maturity investments	10,662,472	16,882,450
60. Loans and receivables with banks	78,269,437	80,826,952
70. Loans and receivables with customers	564,986,015	612,480,413
80. Hedging derivatives	11,662,110	7,050,815
90. Changes in fair value of portfolio hedged items (+/-)	2,123,451	1,659,560
100. Investments in associates and joint ventures	3,866,437	4,003,082
110. Insurance reserves attributable to reinsurers	195	234
120. Property, plant and equipment	12,089,351	11,935,451
130. Intangible assets	25,822,597	26,481,917
- of which goodwill	*20,490,534*	*20,888,714*
140. Tax assets	12,577,082	12,391,879
a) current tax assets	*2,415,786*	*1,927,915*
b) deferred tax assets	*10,161,296*	*10,463,964*
150. Non-current assets and disposal groups classified as held for sale	622,297	1,030,338
160. Other assets	10,453,689	13,990,012
Total assets	**928,759,671**	**1,045,611,549**

Consolidated Balance Sheet

(€ '000)

LIABILITIES AND SHAREHOLDERS' EQUITY	AMOUNTS AS AT	
	12.31.2009	12.31.2008
10. Deposits from banks	106,800,152	177,676,704
20. Deposits from customers	381,623,290	388,830,766
30. Debt securities in issue	214,772,877	202,458,800
40. Financial liabilities held for trading	114,045,215	165,335,178
50. Financial liabilities at fair value through profit or loss	1,612,475	1,659,144
60. Hedging derivatives	9,918,947	7,751,270
70. Changes in fair value of portfolio hedged items (+/-)	2,759,960	1,572,065
80. Tax liabilities	6,451,072	8,229,156
a) current tax liabilities	*1,987,780*	*2,827,262*
b) deferred tax liabilities	*4,463,292*	*5,401,894*
90. Liabilities included in disposal groups classified as held for sale	311,315	536,729
100. Other liabilities	18,110,367	23,701,333
110. Provision for employee severance pay	1,317,523	1,415,023
120. Provisions for risks and charges	7,982,431	8,048,556
a) post retirement benefit obligations	*4,590,628*	*4,553,022*
b) other provisions	*3,391,803*	*3,495,534*
130. Insurance reserves	162,135	156,433
140. Revaluation reserves	(1,249,514)	(1,740,435)
170. Reserves	14,271,165	11,978,805
180. Share premium	36,581,540	34,070,282
190. Issued capital	8,389,870	6,684,287
200. Treasury shares (-)	(5,714)	(5,993)
210. Minorities (+/-)	3,202,240	3,241,658
220. Net Profit or Loss (+/-)	1,702,325	4,011,788
Total liabilities and shareholders' equity	**928,759,671**	**1,045,611,549**

Note:
Figures as at December 31, 2008 are different from those published due to the reclassification of exchange rate differences on net foreign investments (subsidiaries, associate companies of joint ventures) from item 170. "Reserves" to Item 140. "Revaluation reserves".

Income Statement

Consolidated Income Statement

(€ '000)

ITEMS	YEAR 2009	2008
10. Interest income and similar revenues	34,745,987	54,112,514
20. Interest expense and similar charges	(17,712,471)	(36,068,639)
30. Net interest margin	**17,033,516**	**18,043,875**
40. Fee and commission income	9,548,478	11,124,905
50. Fee and commission expense	(1,767,925)	(2,032,201)
60. Net fees and commissions	**7,780,553**	**9,092,704**
70. Dividend income and similar revenue	573,644	1,665,940
80. Gains and losses on financial assets and liabilities held for trading	1,282,864	(2,522,142)
90. Fair value adjustments in hedge accounting	23,761	16,685
100. Gains and losses on disposal of:	**411,490**	**198,135**
a) loans	*81,483*	*(6,737)*
b) available-for-sale financial assets	*194,845*	*169,603*
c) held-to-maturity investments	*6,325*	*(236)*
d) financial liabilities	*128,837*	*35,505*
110. Gains and losses on financial assets/liabilities at fair value through profit or loss	(31,391)	(349,957)
120. Operating income	**27,074,437**	**26,145,240**
130. Impairment losses on:	(8,933,716)	(4,666,603)
a) loans	*(8,152,152)*	*(3,581,953)*
b) available-for-sale financial assets	*(629,592)*	*(904,370)*
c) held-to-maturity investments	*(6,497)*	*(76,593)*
d) other financial assets	*(145,475)*	*(103,687)*
140. Net profit from financial activities	**18,140,721**	**21,478,637**
150. Premiums earned (net)	87,352	111,745
160. Other income (net) from insurance activities	(80,025)	(86,187)
170. Net profit from financial and insurance activities	**18,148,048**	**21,504,195**
180. Administrative costs:	(14,760,930)	(16,084,024)
a) staff expense	*(9,344,481)*	*(10,025,362)*
b) other administrative expense	*(5,416,449)*	*(6,058,662)*
190. Net provisions for risks and charges	(606,817)	(254,425)
200. Impairment/write-backs on property, plant and equipment	(866,912)	(818,577)
210. Impairment/write-backs on intangible assets	(651,104)	(714,554)
220. Other net operating income	841,143	995,232
230. Operating costs	**(16,044,620)**	**(16,876,348)**
240. Profit (loss) of associates	84,005	415,912
250. Gains and losses on tangible and intangible assets measured at fair value	(38,491)	(84,302)
260. Impairment of goodwill	-	(750,000)
270. Gains and losses on disposal of investments	773,985	785,279
280. Total profit or loss before tax from continuing operations	**2,922,927**	**4,994,736**
290. Tax expense (income) related to profit or loss from continuing operations	(888,307)	(465,434)
300. Total profit or loss after tax from continuing operations	**2,034,620**	**4,529,302**
310. Total profit or loss after tax from discontinued operations	-	-
320. Net Profit or Loss for the year	**2,034,620**	**4,529,302**
330. Minorities	(332,295)	(517,514)
340. HOLDINGS INCOME (LOSS) OF THE YEAR	**1,702,325**	**4,011,788**

Earnings per share (€)	0.099	0.256
Diluted earnings per share (€)	0.099	0.256

Notes:

In respect of the calculation of the **"Earnings Per Share"**, the main data used are given below (see also the Notes to the Consolidated Accounts - Part C - Consolidated Income Statement, Section 24).

€ 131,078 thousand was deducted from 2009 net profit of €1,702,325 thousand due to disbursements charged to equity made in connection with the contract of usufruct on treasury shares agreed under the 'cashes' transaction.

The number of outstanding shares is net of the average number of treasury shares (and, only for 2009, of further 967,564,061 shares held under a contract of usufruct) and increased by the number of new shares issued as a consequence of the bonus issue approved by the Extraordinary Shareholders' Meeting on April 29, 2009, pursuant to Section 2442 of the Italian Civil Code. Following the bonus issue, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented (IAS 33 §28).

Statement of Comprehensive Income

Consolidated Statement of Comprehensive Income

(€ '000)

ITEMS	YEAR 2009	2008
10. Net Profit or loss for the year	**2,034,620**	**4,529,302**
Other comprehensive income after tax		
20. Available-for-sale financial assets	787,168	(2,617,968)
30. Property plant and equipment	-	-
40. Intangible assets	-	-
50. Hedges of foreign investments	-	-
60. Cash flow hedges	154,386	1,046,218
70. Exchange differences	(471,662)	(1,883,281)
80. Non current assets classified as held for sale	-	-
90. Actuarial gains (losses) on defined benefits plans	-	-
100. Valuation reserves from investments accounted for using the equity method	(4,186)	(45,233)
110. Total of other comprehensive income after tax	**465,706**	**(3,500,264)**
120. Comprehensive income after taxes (10+110)	**2,500,326**	**1,029,038**
130. Consolidated comprehensive income attributable to minorities	(341,464)	(309,799)
140. Consolidated comprehensive income attributable to Parent Company	**2,158,862**	**719,239**

The "Consolidated Comprehensive Income attributable to minorities" (item 130) is different from "Net profit for the period attributable to minorites" (item 330 of Consolidated income statement), as it includes the effect arising from "other comprehensive income" of minorities.

Statement of Changes in Shareholders' Equity

Statement of Changes in Shareholders' Equity include Group portion and minorities.

Consolidated Statement of Changes in Shareholders' Equity

(€ '000)

				ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE YEAR									
							SHAREHOLDERS' EQUITY TRANSACTIONS							
	BALANCE AS AT 12.31.2008	CHANGE IN OPENING BALANCE	BALANCE AS AT 1.1.2009	RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS[1]	COMPREHENSIVE INCOME 2009	SHAREHOLDERS' EQUITY AS AT 12.31.2009
Issued capital:														
a) ordinary shares	7,171,634		7,171,634			(122,227)	1,704,316							8,753,723
b) other shares	10,853		10,853				1,267							12,120
Share premiums	35,912,277		35,912,277			(79,360)	2,511,258							38,344,175
Reserves:														
a) from profits	8,504,233		8,504,233	4,435,051		(451,234)	(1,219,470)							11,268,580
b) other	3,984,183		3,984,183				(198,373)					56,982		3,842,792
Revaluation reserves:	(1,865,765)		(1,865,765)			41,980							465,706	(1,358,079)
Treasury shares	(6,325)		(6,325)			306								(6,019)
Net Profit or Loss for the period	4,529,302		4,529,302	(4,435,051)	(94,251)								2,034,620	2,034,620
Shareholders' equity group	**54,998,734**	**-**	**54,998,734**	**-**	**(7,067)**	**(316,837)**	**2,798,998**	**-**	**-**	**-**	**-**	**56,982**	**2,158,862**	**59,689,672**
Shareholders' equity minorities	**3,241,658**	**-**	**3,241,658**	**-**	**(87,184)**	**(293,698)**	**-**	**-**	**-**	**-**	**-**	**-**	**341,464**	**3,202,240**

1. Stocks Options, Performance Shares and Restricted Shares.
Opening balances as at December 31, 2008 are different from those published in the Annual Report as at December 31, 2008 due to the reclassification of exchange rate differences on net foreign investments (subsidiaries, associate companies of joint ventures).

	GROUP:	MINORITIES:	TOTAL
Issued capital	8,389,870	375,973	8,765,843
Share premiums	36,581,540	1,762,635	38,344,175
Reserves:			
a) from profits	10,547,114	721,466	11,268,580
b) other	3,724,051	118,741	3,842,792
Revaluation reserves:	(1,249,514)	(108,565)	(1,358,079)
Treasury shares	(5,714)	(305)	(6,019)
Net Profit or Loss for the period	1,702,325	332,295	2,034,620
Shareholders' equity	**59,689,672**	**3,202,240**	**62,891,912**

Consolidated Statement of Changes in Shareholders' Equity

(€ '000)

				ALLOCATION OF PROFIT FROM PREVIOUS YEAR		CHANGES DURING THE YEAR								
							SHAREHOLDERS' EQUITY TRANSACTIONS							
	BALANCE AS AT 12.31.2007	CHANGE IN OPENING BALANCE[2]	BALANCE AS AT 1.1.2008	RESERVES	DIVIDENDS	CHANGES IN RESERVES	ISSUE OF NEW SHARES	ACQUISITION OF TREASURY SHARES	DISTRIBUTION OF EXTRAORDINARY DIVIDENDS	CHANGE IN EQUITY INSTRUMENTS	OWN SHARE DERIVATIVES	STOCK OPTIONS[1]	COMPREHENSIVE INCOME 2008	SHAREHOLDERS' EQUITY AS AT 12.31.2008
Issued capital:														
a) ordinary shares	7,605,500		7,605,500			(435,470)	1,604							7,171,634
b) other shares	10,853		10,853											10,853
Share premiums	35,549,903		35,549,903				6,398	355,976						35,912,277
Reserves:														
a) from profits	9,581,792	21,685	9,603,477	4,605,141	(1,786,311)	(3,332,544)		(585,530)						8,504,233
b) other	2,386,546	(500,046)	1,886,500			1,883,134		161,312				53,237		3,984,183
Revaluation reserves	1,007,410	515,229	1,522,639			111,860							(3,500,264)	(1,865,765)
Treasury shares	(363,315)		(363,315)			1,014		355,976						(6,325)
Net Profit or Loss for the period	6,618,225		6,618,225	(4,605,141)	(2,013,084)								4,529,302	4,529,302
Shareholders' equity group	**57,652,735**	**36,868**	**57,689,603**	**-**	**(3,443,413)**	**(315,668)**	**8,002**	**287,734**	**-**	**-**	**-**	**53,237**	**719,239**	**54,998,734**
Shareholders' equity minorities	**4,744,179**	**-**	**4,744,179**	**-**	**(355,982)**	**(1,456,338)**	**-**	**-**	**-**	**-**	**-**	**-**	**309,799**	**3,241,658**

1. Stocks Options, Performance Shares and Restricted Shares.
2. The "Changes in opening balance" column includes the effects of two reclassifications: (i) exchange differences on net foreign investments (subsidiaries, associates and joint ventures) have been transferred from Other reserves to the Valuation reserve, and (ii) the equity interest in Mediobanca SpA from Available-for-sale financial assets to Equity investments.

Cash Flow Statement

Consolidated Cash Flow Statement (indirect method)

	YEAR 2009	YEAR 2008
A. OPERATING ACTIVITIES		
1. Operations	**12,033,445**	**10,646,198**
- profit and loss of the period (+/-)	1,702,325	4,011,788
- capital gains/losses on financial assets/liabilities held for trading and on assets/liabilities designated at fair value through profit and loss (+/-)	(177,584)	1,205,978
- capital gains/losses on hedging operations (+/-)	(23,761)	(16,685)
- net write-offs/write-backs due to impairment (+/-)	7,821,457	3,012,576
- net write-offs/write-backs on tangible and intangible assets (+/-)	1,556,507	2,367,433
- provisions and other incomes/expenses (+/-)	466,522	617,243
- not cashed net premiums (-)	3,176	2,971
- other not collected incomes and expenses from insurance activities	(10,817)	(4,345)
- not paied tax (+)	481,821	(160,384)
- other adjustments (+)	213,799	(390,377)
2. Liquidity generated/absorbed by financial assets	**111,477,328**	**(36,798,417)**
- financial assets held for trading	72,254,689	(3,242,313)
- financial assets at fair value	1,019,387	(1,360,205)
- available-for-sale financial assets	(5,684,399)	(1,709,914)
- loans and receivables with banks	1,517,802	17,523,068
- loans and receivables with customers	39,705,891	(47,332,783)
- other assets	2,663,958	(676,270)
3. Liquidity generated/absorbed by financial liabilities	**(127,494,318)**	**32,658,475**
- deposits from banks	(72,318,209)	18,093,010
- deposits from customers	(4,547,126)	5,173,161
- debt certificates including bonds	10,921,841	(37,725,937)
- financial liabilities held for trading	(51,323,180)	51,988,395
- financial liabilities designated at fair value	(46,669)	(304,254)
- other liabilities	(10,180,975)	(4,565,900)
Net liquidity generated/absorbed by operating activities	**(3,983,545)**	**6,506,256**
B. INVESTMENT ACTIVITIES		
1. Liquidity generated by:	**12,280,943**	**10,463,504**
- sales of equity investments	70,904	706,048
- collected dividends on equity investments	89,678	222,652
- sales of financial assets held to maturity	10,571,734	6,719,820
- sales of tangible assets	1,138,777	662,702
- sales of intangible assets	15,725	169,037
- sales of subsidiaries and divisions	394,125	1,983,245
2. Liquidity absorbed by:	**(6,642,338)**	**(16,233,246)**
- purchases of equity investments	(164,218)	(573,035)
- purchases of financial assets held to maturity	(4,396,484)	(12,157,523)
- purchases of tangible assets	(1,634,432)	(1,486,692)
- purchases of intangible assets	(447,204)	(410,016)
- purchases of subsidiaries and divisions	-	(1,605,980)
Net liquidity generated/absorbed by investment activities	**5,638,605**	**(5,769,742)**
C. FUNDING ACTIVITIES		
- issue/purchase of treasury shares	2,798,998	(221,551)
- distribution of dividends and other scopes	(7,067)	(3,443,413)
Net liquidity generated/absorbed by funding activities	**2,791,931**	**(3,664,964)**
NET LIQUIDITY GENERATED/ABSORBED DURING THE YEAR	**4,446,991**	**(2,928,450)**

KEY:
(+) generated;
(-) absorbed.

Reconciliation

	YEAR 2009	YEAR 2008
Cash and cash equivalents at the beginning of the year	**7,652,446**	**11,072,942**
Net liquidity generated/absorbed during the year	4,446,991	(2,928,450)
Cash and cash equivalents: effect of exchange rate variations	(112,640)	(492,046)
Cash and cash equivalents at the end of the year	**11,986,797**	**7,652,446**

Notes to the Consolidated Accounts

Part A - Accounting Policies

Part A - Accounting Policies

A.1 - General

Section 1 - Statement of Compliance with IFRSs

These consolidated Accounts have been compiled according to the accounting principles issued as at December 31, 2009 by the International Accounting Standards Board (IASB), including all interpretations of SIC and IFRIC, endorsed by the European Commission, as provided for by the European Union Regulation no. 1606/2002, which was transposed in Italian law by the Legislative Decree no. 38 dated February 28, 2005 (see Section 5 - Other matters).

This report is part and parcel of the Annual Financial Statements under section 154-ter, paragraph 1 of the Single Finance Act (TUF, Leg. Decree no. 58 dated 24/2/1998).

Banca d'Italia, whose powers as per LD #87/92 in relation to banks' and regulated financial companies' Accounts were confirmed in the above-mentioned LD, laid down the formats for the Accounts and the Notes to the Accounts in its circular #262 dated December 22, 2005.
On November 18, 2009 Banca d'Italia issued a first amendment to this Circular, which implemented the amendments to IAS/IFRS and aligned Italian banks' financial statements to the FINREP framework. In this respect, see Section 2 - Preparation Criteria below, as well as Part A2 concerning the main items in the accounts.

Section 2 - Preparation Criteria

As mentioned above, these Accounts have been prepared in accordance with the IFRS endorsed by the European Commission. The following documents were used to interpret and support the application of IFRS (albeit not endorsed by the EC):

- Framework for the Preparation and Presentation of Financial Statements issued by the IASB in 2001;
- Implementation Guidance, Basis for Conclusions, IFRIC and any other documents prepared by the IASB or IFRIC (International Financial Reporting Interpretations Committee) supplementing IFRS;
- Interpretative documents on the application of IFRS in Italy prepared by the Organismo Italiano di Contabilità (OIC) and Associazione Bancaria Italiana (ABI).

The consolidated accounts comprise the Balance Sheet, the Income Statement, the Statement of Comprehensive Income (introduced in June 2009 following the implementation of the new IAS 1 "Presentation of Financial Statements" through the EC Regulation 1274/2008), the Statement of Changes in Shareholders' Equity, the Cash Flow Statement (compiled using the indirect method), the Notes to the Accounts and Annexes, accompanied by the Directors' Report on Operations.

As noted in the Report on Operations, the Report on Corporate Governance and Proprietary Structures is available in the "Governance" section of the UniCredit website (http://www.unicreditgroup.eu/it/Governance/corporate_governance_report.htm).

Figures, if not specified in the tables, are given in **thousands of euros.**

These Accounts were compiled on the assumption that they should present a continuing business. At present there is no uncertainty as to the Company's ability to continue its business operations as envisaged by IAS 1. Measurement criteria are therefore in accordance with this assumption and with the principles of competence, relevance and materiality in financial statements and the priority of economic substance over juridical form. These principles are unchanged from 2008.

First amendment dated November 18, 2009 to Banca d'Italia Circular 262/2005

Following the above-mentioned first amendment to Banca d'Italia Circular 262/2005 the following changes were applied to the financial statements and the tables included in the notes to the accounts:

Statement of Comprehensive Income

Under the new version of IAS 1, the Statement of Comprehensive Income, starting from profit (loss) for the period, presents items of income and expense which were not recognized in the net profit or loss, in compliance with international financial reporting standards. These items are changes in evaluation for the period contra valuation reserves (after tax) and relate to: available-for-sale financial assets; property, plant and equipment; intangible assets; hedges of foreign investments; cash-flow hedges; exchange differences; actuarial gains (losses) on employee defined-benefit plans.

They also include reclassification adjustments, i.e. amounts reclassified in profit or loss for the period, which were recognised in other comprehensive income in the current or previous periods.

The above mentioned changes in evaluation are indicated separately if they refer to non-current assets classified as held for sale and to associates valued at equity.

In addition, Part D of the Notes to the Consolidated Accounts, which was previously dedicated to "Segment Reporting" is now called "Consolidated Statement of Comprehensive Income", and in fact, contains a table showing the income components.

Segment Reporting is now covered in the new Part L of the Notes to Accounts.

Introduction of the new Part A.3
The newly introduced Part A.3 *Information on fair value* presents a disclosure of reclassified financial instruments according to IAS 39 and information on fair value hierarchy as required by IFRS 7.

Elimination of the breakdown into operational segments
The presentation of a breakdown of consolidated data into operational segments (banking group, insurance company and other businesses) was eliminated, except when a detailed disclosure was deemed significant.

Disclosure of Impaired assets and Assets sold but not derecognized
The disclosure of financial assets does not include the sub-items previously presented in respect of "impaired assets" and "assets sold but not derecognized".
Balances as at December 31, 2008 for these two asset types were reclassified according to a breakdown based on the type of product.

Similarly, the items "Deposits from banks" and "Deposits from customers" do not include the sub-items concerning "liabilities for assets sold but not derecognized", whose balances as at December 31, 2008 were included in "Other liabilities", except for liabilities associated with reverse repos, which are still disclosed separately.

The income statement was also changed by eliminating the sub-item "Financial assets sold but not derecognized" from item 10 "Interest income," and the sub-item "Financial liabilities for assets sold but not derecognized" from item 20 "Interest expense". The balances of these sub-items at December 31, 2008 were then reclassified in the applicable classification portfolios.

Review of the disclosure concerning derivative instruments
The disclosure on derivative instruments presented in Part E - Risks and related risk management policies was reorganized in order to align it to the FINREP regulatory reporting framework under IAS/IFRS.

Risk and uncertainty due to use of estimated figures
The IFRSs require that management provide valuations, estimates and projections with a bearing on the application of accounting principles and the carrying amount of assets, liabilities, expenses and revenue. Estimates and related projections based on experience and other factors judged to be reasonably included were used to estimate the carrying value of assets and liabilities not readily obtainable from other sources.

Estimated figures have been used for the recognition of some of the largest value-based items in the consolidated Accounts at December 31, 2009, as required by the accounting standards and regulations detailed above. These estimates are largely based on calculations of future recoverability of the values recognized in the Accounts under the rules contained in current legislation and were made assuming the continuity of the business, i.e. without considering the possibility of the forced sale of the items so valued.

The processes adopted support the values recognized at December 31, 2009. Valuation was particularly complex given the continuing macro-economic and market situation which was characterized by the volatility of financial indicators used in the valuation process and by credit impairment.

The parameters and information used to check the mentioned values were therefore significantly affected by the above factors, which could change rapidly in ways that cannot currently be foreseen, such that further effects on future balance-sheet values cannot be ruled out.

Estimates and projections are regularly reviewed. Any changes arising from these reviews are recognized in the period in which they are carried out, provided that they concern that period. If the reappraisal concerns both current and future periods it is recognized in both current and future periods as appropriate.

Part A - Accounting Policies (Continued)

Section 3 - Consolidation Procedures and Scope

The following were the consolidation procedures and principles adopted in drawing up the consolidated accounts as at December 31, 2009.

Consolidated Accounts

For the preparation of the consolidated accounts the following sources were used:

- UniCredit SpA Accounts (draft) as at December 31, 2009.
- The draft Accounts as at December 31, 2009 of other fully consolidated subsidiaries (excluding those indicated in the next bullet point) duly condensed and adjusted in order to take account of consolidation needs and, where necessary, to align them to the IAS/IFRS. If the drafts had not been approved yet at the date of preparation of the Accounts, the Q4 results authorized by the appropriate corporate bodies were used, and then they were checked against the relevant accounts subsequently approved.
- For the companies belonging to the Leasing Sub-Group and reporting to UniCredit Leasing S.p.A. (the company created from the merger of UniCredit Global Leasing S.p.A. into Locat S.p.A. on January 1, 2009):
  - the draft financial statements of UniCredit Leasing S.p.A.;
  - The sub-consolidated accounts of Austrian subsidiaries, i.e. UniCredit Leasing (Austria) GMBH (former Bank Austria Creditanstalt Leasing GMBH) and its subsidiaries.
  - The sub-consolidated accounts of the CEE subsidiaries, i.e. all direct and indirect subsidiaries of the Parent Company UniCredit Leasing SpA located in CEE countries.

Balance Sheet items in foreign currencies are converted at closing exchange rates; the average exchange rate for the year is used for the profit and loss account, which is considered a valid approximation of the rate of exchange at the date of the transaction.

The accounts and explanatory notes of the main fully consolidated subsidiaries prepared under IFRS are subject to audit by leading audit companies.

Subsidiaries

Subsidiaries are entities of which:

- The Parent owns, directly or indirectly through subsidiaries, more than half of the voting power unless, in exceptional circumstances, it can be clearly demonstrated that such ownership does not constitute control.
- The Parent owns half or less of the voting power and has:
  - power over more than half of the voting rights by virtue of an agreement with other investors;
  - power to govern the financial and operating policies of the entity under a statute or an agreement;
  - power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or
  - power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

The existence and effect of potential voting rights that are currently exercisable or convertible, are considered when assessing whether an entity has the power to govern the financial and operating policies of another entity.

The list of subsidiaries also includes any special purpose entities as required by SIC 12.
SIC 12 requires UniCredit to consolidate special purpose entities, provided that, in substance, the majority of the risks and rewards incident to the activities of these special purpose entities is attributable to the Bank or, in substance, the Bank controls the special purpose entities. An interest in the equity capital of the special purpose entities is immaterial in this regard.

Thus the consolidation of special purpose entities in accordance with SIC 12 has the same effect as full consolidation. Equity interests held by third parties in a special purpose entity consolidated by the Bank in accordance with SIC 12 are recognized under minority interest.

The carrying amount of an investment in a fully or proportionately consolidated entity held by the Parent or another Group company is eliminated against the recognition of the subsidiary's assets and liabilities as well as the Group's portion of equity of the subsidiary.

Intragroup balances, off-balance sheet transactions, income and expenses and gain/losses between consolidated companies are eliminated in full or proportionately, in accordance with the consolidation procedures adopted.

A subsidiary's income and expenses are included in consolidation from the date the Parent acquires control. On disposal of a subsidiary, its income and expenses are consolidated up to the date of disposal, i.e., when the Parent ceases to control the subsidiary. The difference between the proceeds from the disposal of the subsidiary and the carrying amount of its net assets is recognised in item 270 "Gains (Losses) on disposal of investments" in profit and loss.

Minority interests are recognised in the consolidated balance sheet item 210 "Minorities" separately from liabilities and Parent shareholders' equity. Minority interests in the profit or loss of the Group are separately disclosed under item 330 of the consolidated profit and loss account.

On first-time consolidation, subsidiaries are measured at fair value as at the acquisition date, i.e. at the cost of obtaining control of the subsidiary inclusive of ancillary costs.

Associates

These are entities over which an investor has significant influence, and which is neither a subsidiary nor an interest in a joint venture. It is presumed that the investor has significant influence if the investor holds, directly or indirectly, at least 20 per cent of the voting power of an investee.

Investments in associates are recognised using the equity method. The carrying amount includes goodwill (less any impairment loss). The investor's share of the profit and loss of the investee after the date of acquisition is recognised in item 240 "Profit (Loss) of associates" in profit or loss. Distributions received from an investee reduce the carrying amount of the investment.

If the investor's share of an associate's losses is equal to or more than its carrying amount, no further losses are recognised, unless the investor has incurred legal or constructive obligations or made payments on behalf of the associate.

Unrealised profits on transactions with associates are eliminated to the extent of the Group's interest. Unrealised losses are likewise eliminated, unless the transactions show evidence of impairment of the assets exchanged.

The revaluation reserves of associates, which are recorded as a contra item to changes in value of items that are relevant for this purpose (see Section 2 above - General Principles), are reported separately in the Statement of Comprehensive Income.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control exists only when financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Interests in joint ventures are recognised using proportionate consolidation.

Part A - Accounting Policies (Continued)

The following table shows the companies included in the scope of consolidation.

Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation)

	NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
	A.COMPANY A.1 LINE BY LINE METHOD					
1	UNICREDIT SPA	ROME		PARENT COMPANY		
2	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	1	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	66.67	
3	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	1	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	100.00	98.11
4	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	1	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG		98.11
				HVB IMMOBILIEN AG	100.00	
5	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	98.11
6	AGROB IMMOBILIEN AG	ISMANING	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	52.72	75.02
7	AI BETEILIGUNG GMBH	WIEN	1	UNICREDIT CAIB AG	100.00	
8	ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	1	UNICREDIT LEASING S.P.A.	100.00	
9	ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
10	ALLIB LEASING S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
11	ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREG	1	UNICREDIT LEASING S.P.A.	100.00	
12	ALLIB ROM S.R.L.	BUCAREST	1	UNICREDIT LEASING S.P.A.	100.00	
13	ALMS LEASING GMBH.	SALZBURG	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
14	ALPINE CAYMAN ISLANDS LTD.	GEORGE TOWN	1	UNICREDIT BANK AUSTRIA AG	100.00	
15	ALTUS ALPHA	DUBLIN	4	UNICREDIT BANK AG	-	(3)
16	ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
17	ANI LEASING IFN S.A.	BUCAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
				UNICREDIT LEASING S.P.A.	89.99	
18	ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
19	ARABELLA FINANCE LTD.	DUBLIN	4	UNICREDIT BANK AG	-	(3)
20	ARANY PENZUGYI LIZING ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
21	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
22	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
23	ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
24	ARTIST MARKETING ENTERTAINMENT GMBH	WIEN	1	MY BETEILIGUNGS GMBH	100.00	
25	AS UNICREDIT BANK	RIGA	1	UNICREDIT BANK AUSTRIA AG	100.00	
26	ASPRA FINANCE SPA	MILAN	1	UNICREDIT SPA	100.00	
27	ATF BANK KYRGYZSTAN OJSC	BISHKEK	1	JSC ATF BANK	97.14	
28	ATF CAPITAL B.V.	ROTTERDAM	1	JSC ATF BANK	100.00	
29	ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
30	AUFBAU DRESDEN GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
31	AUSTRIA LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.40	
				GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.40	99.60
32	AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
33	AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	1	AWT INTERNATIONAL TRADE AG	100.00	
34	AWT INTERNATIONAL TRADE AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
35	BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	1	UNICREDIT LEASING S.P.A.	94.90	
36	BA CA SECUND LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
37	BA CREDITANSTALT BULUS EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
38 BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
39 BA- ALPINE HOLDINGS, INC.	WILMINGTON	1	UNICREDIT BANK AUSTRIA AG	100.00	
40 BA-CA ANDANTE LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
41 BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG	1	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	100.00	
42 BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
43 BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	1	ALPINE CAYMAN ISLANDS LTD.	100.00	
44 BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	WIEN	1	ZETA FUNF HANDELS GMBH	100.00	
45 BA-CA LEASING DREI GARAGEN GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
46 BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
47 BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
48 BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
49 BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
50 BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
51 BA-CA PRESTO LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
52 BA-CA WIEN MITTE HOLDING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
53 BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	1	UNICREDIT LEASING S.P.A.	100.00	
54 BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	25.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	75.00	
55 BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
56 BA/CA-LEASING FINANZIERUNG GMBH	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
57 BAC FIDUCIARIA SPA	DOGANA	1	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	100.00	
58 BACA BARBUS LEASING DOO	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
59 BACA CENA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
60 BACA CHEOPS LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
61 BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
62 BACA KOMMUNALLEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
63 BACA LEASING ALFA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
64 BACA LEASING CARMEN GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
65 BACA LEASING GAMA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
66 BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
67 BACA MINOS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
68 BACA NEKRETNINE DOO	BANJA LUKA	1	UNICREDIT LEASING S.P.A.	100.00	
69 BACA ROMUS IFN S.A.	BUCAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
70 BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
71 BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
72 BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
73 BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
74 BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
75 BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
76 BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREG	1	UNICREDIT LEASING S.P.A.	100.00	
77 BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREG	1	UNICREDIT LEASING S.P.A.	100.00	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP		VOTING RIGHTS [2]
			HELD BY	HOLDING %	
78 BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
79 BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
80 BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
81 BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
82 BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
83 BAL LETO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
84 BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
85 BAL PAN IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
86 BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
87 BALEA SOFT GMBH & CO. KG	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
88 BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
89 BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	BORGO MAGGIORE	1	UNICREDIT PRIVATE BANKING SPA	85.35	
90 BANCO DI SICILIA SPA	PALERMO	1	UNICREDIT SPA	100.00	
91 BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
92 BANK AUSTRIA GLOBAL INFORMATION SERVICES GMBH	WIEN	1	INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	20.00	
			UNICREDIT BANK AUSTRIA AG	80.00	
93 BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
94 BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
95 BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
96 BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
97 BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
98 BANK AUSTRIA REAL INVEST GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	94.95	
99 BANK AUSTRIA WOHNBAUBANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
100 BANK PEKAO SA	WARSAW	1	UNICREDIT SPA	59.25	
101 BANKHAUS NEELMEYER AG	BREMA	1	UNICREDIT BANK AG	100.00	
102 BARODA PIONEER ASSET MANAGEMENT COMPANY LTD	MUMBAI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
103 BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN	1	CALG ANLAGEN LEASING GMBH	1.00	
			CALG IMMOBILIEN LEASING GMBH	99.00	
104 BAVARIA UNIVERSAL FUNDING CORP.(BUFCO)	DELAWARE	4	UNICREDIT BANK AG	-	[3]
105 BDK CONSULTING	LUCK	1	OPEN JOINT STOCK COMPANY UNICREDIT BANK	100.00	
106 BDR ROMA PRIMA IRELAND LTD	DUBLIN	1	UNICREDIT SPA	99.90	
107 BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	1	UNICREDIT BANK AG	100.00	
108 BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
109 BLACK FOREST FUNDING CORP.	DELAWARE	4	UNICREDIT BANK AG	-	[3]
110 BLUE CAPITAL EQUITY GMBH	HAMBURG	1	WEALTHCAP INITIATOREN GMBH	100.00	
111 BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	1	BLUE CAPITAL EQUITY GMBH	100.00	
112 BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN KG	HAMBURG	1	BLUE CAPITAL FONDS GMBH	90.91	
			WEALTHCAP INVESTORENBETREUUNG GMBH	9.09	
113 BLUE CAPITAL FONDS GMBH	HAMBURG	1	WEALTHCAP INITIATOREN GMBH	100.00	
114 BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	1	BLUE CAPITAL FONDS GMBH	100.00	
115 BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
116 BOX 2004 S.P.A.	ROME	1	UNICREDIT SPA	100.00	
117 BREAKEVEN SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
118 BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
119 BULBANK AUTO LEASING EOOD	SOFIA	1	BULBANK LEASING EAD	100.00	
120 BULBANK LEASING EAD	SOFIA	1	UNICREDIT LEASING AD	100.00	
121 CA IB INVEST D.O.O	ZAGREG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
122 CA IB SECURITIES (UKRAINE) AT	KIEV	1	UNICREDIT CAIB AG	100.00	
123 CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
124 CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
125 CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
126 CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
127 CA-LEASING EURO, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
128 CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
129 CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
130 CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
131 CA-LEASING OVUS S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
132 CA-LEASING PRAHA S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
133 CA-LEASING SENIOREN PARK GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
134 CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	1	UNICREDIT LEASING S.P.A.	100.00	
135 CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
136 CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
137 CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
138 CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
139 CAC REAL ESTATE, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
140 CAC-IMMO SRO	CESKE BUDEJOVICE	1	UNICREDIT LEASING S.P.A.	100.00	
141 CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
142 CALG 307 MOBILIEN LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
143 CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			CALG IMMOBILIEN LEASING GMBH	1.00	
144 CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
145 CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
146 CALG ANLAGEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
147 CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	1	CALG ANLAGEN LEASING GMBH	99.90	100.00
148 CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
149 CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
150 CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
151 CALG IMMOBILIEN LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
152 CALG IMMOBILIEN LEASING GMBH & CO 1050 WIEN, SIEBENBRUNNENGASSE 10-21 OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
153 CALG IMMOBILIEN LEASING GMBH & CO 1120 WIEN, SCHONBRUNNER SCHLOSS-STRASSE 38-42 OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
154 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ACHT OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
155 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT FUNF OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
156 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT VIER OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
157 CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ZEHN OG	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
158 CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
159 CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG	1	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	100.00	
160 CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG	1	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	100.00	
161 CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC), INC	TAGUIG	1	HVB ASIA LIMITED	100.00	
162 CARD COMPLETE SERVICE BANK AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	50.10	
163 CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	1	BANK PEKAO SA	100.00	
164 CEAKSCH VERWALTUNGS GMBH	WIEN	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
165 CENTAR KAPTOL DOO	ZAGREG	1	ZAGREBACKA BANKA DD	100.00	
166 CENTRUM KART SA	WARSAW	1	BANK PEKAO SA	100.00	
167 CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
168 CHEFREN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
169 CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN	1	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	100.00	
170 CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
171 CJSC BANK SIBIR	OMSK CITY	1	JSC ATF BANK	100.00	
172 CLOSED JOINT-STOCK COMPANY UNICREDIT SECURITIES	MOSCOW	1	AI BETEILIGUNG GMBH	99.50	
			UNICREDIT SECURITIES INTERNATIONAL LIMITED	0.50	
173 COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	99.80	100.00
174 CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			JAUSERN-LEASING GESELLSCHAFT M.B.H.	25.00	
175 CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	1	UNICREDIT PRIVATE BANKING SPA	100.00	
176 DAB BANK AG	MUNICH	1	UNICREDIT BANK AG	77.13	
177 DBC SP. ZOO	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
178 DEBO LEASING IFN S.A.	BUCAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.01	
			UNICREDIT LEASING S.P.A.	89.99	
179 DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
180 DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
181 DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
182 DINERS CLUB CEE HOLDING AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
183 DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	1	DINERS CLUB CEE HOLDING AG	100.00	
184 DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
185 DIREKTANLAGE.AT AG	SALZBURG	1	DAB BANK AG	100.00	
186 DLB LEASING, S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
187 DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
188 DOMUS BISTRO GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
189 DOMUS CLEAN REINIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
190 DOMUS FACILITY MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
191 DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
192 DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
193 EK MITTELSTANDSFINANZIERUNGS AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	98.00	
194 ENDERLEIN & CO. GMBH	BIELEFELD	1	PLANETHOME AG	100.00	
195 ENTASI SRL	ROME	1	UNICREDIT SPA	100.00	
196 EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
197 ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
198 EUROFINANCE 2000 SRL	ROME	1	UNICREDIT SPA	100.00	
199 EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
200 EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
201 EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
202 EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
203 EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
204 EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
205 EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	..	
			UNICREDIT BANK AUSTRIA AG	99.30	
206 EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	1	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	99.60	
			PIONEER INVESTMENT FUND MANAGEMENT LIMITED	0.40	
207 EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	1	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	100.00	
208 EUROPEAN-OFFICE-FOND	MUNICH	4	UNICREDIT BANK AG	-	[3]
209 EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN	1	CABET-HOLDING-AKTIENGESELLSCHAFT	100.00	
210 EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
211 FACTORBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
212 FAMILY CREDIT NETWORK SPA	MILAN	1	UNICREDIT FAMILY FINANCING BANK SPA	100.00	
213 FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
214 FINANSE PLC.	LONDON	1	BANK PEKAO SA	100.00	
			HOLDING SP.Z.O.O.	..	
215 FINECO CREDIT S.P.A.	MILAN	1	UNICREDIT FAMILY FINANCING BANK SPA	100.00	
216 FINECO LEASING S.P.A.	BRESCIA	1	UNICREDIT SPA	100.00	
217 FINECO VERWALTUNG AG	MONACO	1	UNICREDIT SPA	100.00	
218 FINECOBANK SPA	MILAN	1	UNICREDIT SPA	100.00	
219 FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
220 FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	1	UNICREDIT LEASING KFT	75.00	
221 FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
222 FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
223 FONDO SIGMA	ROME	4	UNICREDIT SPA	-	[3]
224 FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	

Part A - Accounting Policies (CONTINUED)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
225 G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
226 GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
227 GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.00	100.00
228 GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
229 GELDILUX-TS-2005 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	-	(3)
230 GELDILUX-TS-2007 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	-	(3)
231 GELDILUX-TS-2008 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	-	(3)
232 GELDILUX-TS-2009 S.A.	LUXEMBURG	4	UNICREDIT LUXEMBOURG S.A.	-	(3)
233 GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	37.30	37.50
			CALG IMMOBILIEN LEASING GMBH	37.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
234 GEMMA VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	4	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	6.05	(3)
235 GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	100.00	
236 GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	66.67
			CALG IMMOBILIEN LEASING GMBH	-	33.33
237 GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	1	HVB PROJEKT GMBH	94.00	
238 GRAND CENTRAL FUNDING	NEW YORK	4	UNICREDIT BANK AG	-	(3)
239 GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
240 GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	1	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	98.24	
241 GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
242 GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	
243 GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
244 GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
245 GYOR BEVASARLOKOZPONT INGATLANBERUHAZO ES UZEMELTETO KORLATOLT FELELOSSEGU TAESASAG	BUDAPEST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	5.00	
			UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	95.00	
246 H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	1	UNICREDIT BANK AG	10.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	90.00	
247 H.F.S. IMMOBILIENFONDS GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
248 H.F.S. LEASINGFONDS DEUTSCHLAND 7 GMBH & CO. KG	MUNICH	4	HVB PROJEKT GMBH	0.02	(3)
			WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	
249 H.F.S. LEASINGFONDS DEUTSCHLAND 1 GMBH & CO. KG (IMMOBILIENLEASING)	MUNICH	4	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	0.08	(3)
250 HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
251 HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
			WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	74.80	75.00
252 HOLDING SP.Z.O.O.	WARSAW	1	BANK PEKAO SA	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
253 HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
254 HVB - LEASING PLUTO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
255 HVB ALTERNATIVE ADVISORS LLC	NEW YORK	1	UNICREDIT BANK AG	100.00	
256 HVB ASIA LIMITED	SINGAPORE	1	UNICREDIT BANK AG	100.00	
257 HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
258 HVB AUTO LEASING EOOD	SOFIA	1	HVB LEASING OOD	100.00	
259 HVB CAPITAL ASIA LIMITED	HONG KONG	1	UNICREDIT BANK AG	100.00	
260 HVB CAPITAL LLC	WILMINGTON	1	UNICREDIT BANK AG	100.00	
261 HVB CAPITAL LLC II	WILMINGTON	1	UNICREDIT BANK AG	100.00	
262 HVB CAPITAL LLC III	WILMINGTON	1	UNICREDIT BANK AG	100.00	
263 HVB CAPITAL LLC VI	WILMINGTON	1	UNICREDIT BANK AG	100.00	
264 HVB CAPITAL LLC VIII	WILMINGTON	1	UNICREDIT BANK AG	100.00	
265 HVB CAPITAL PARTNERS AG	MUNICH	1	UNICREDIT BANK AG	100.00	
266 HVB FIERO LEASING OOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	
267 HVB FINANCE LONDON LIMITED	LONDON	1	UNICREDIT BANK AG	100.00	
268 HVB FUNDING TRUST I	WILMINGTON	4	UNICREDIT BANK AG	-	(3)
269 HVB FUNDING TRUST II	WILMINGTON	1	UNICREDIT BANK AG	100.00	
270 HVB FUNDING TRUST III	WILMINGTON	4	UNICREDIT BANK AG	-	(3)
271 HVB FUNDING TRUST VIII	WILMINGTON	1	UNICREDIT BANK AG	100.00	
272 HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	1	UNICREDIT BANK AG	100.00	
273 HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	4	UNICREDIT BANK AG	4.99	(3)
274 HVB HONG KONG LIMITED	HONG KONG	1	UNICREDIT BANK AG	100.00	
275 HVB IMMOBILIEN AG	MUNICH	1	UNICREDIT BANK AG	100.00	
276 HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLANDS	1	UNICREDIT BANK AG	100.00	
277 HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
278 HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
279 HVB LEASING OOD	SOFIA	1	UNICREDIT BULBANK AD	10.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	90.00	
280 HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
281 HVB PROJEKT GMBH	MUNICH	1	HVB IMMOBILIEN AG	94.00	
			UNICREDIT BANK AG	6.00	
282 HVB SUPER LEASING EOOD	SOFIA	1	UNICREDIT LEASING S.P.A.	100.00	
283 HVB TECTA GMBH	MUNICH	1	HVB IMMOBILIEN AG	94.00	
			UNICREDIT BANK AG	6.00	
284 HVB U.S. FINANCE INC.	NEW YORK	1	UNICREDIT BANK AG	100.00	
285 HVB VERWA 4 GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
286 HVB VERWA 4.4 GMBH	MUNICH	1	HVB VERWA 4 GMBH	100.00	
287 HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
288 HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
289 HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
290 HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
291 HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
292 HVB-LEASING GARO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
293 HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
294 HVB-LEASING JUPITER KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
295 HVB-LEASING LAMOND INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
296 HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
297 HVB-LEASING NANO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
298 HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
299 HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
300 HVB-LEASING RUBIN KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
301 HVB-LEASING SMARAGD KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
302 HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
303 HVB-LEASING ZAFIR KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
304 HVZ GMBH & CO. OBJEKT KG	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	100.00	
305 HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	
306 HYPO-REAL HAUS- & GRUNDBESITZ GESELLSCHAFT MBH & CO. 1. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	
307 HYPO-REAL HAUS- & GRUNDBESITZGESELLSCHAFT DES BURGERLICHEN RECHTS NR. 1	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	100.00	
308 HYPOVEREINS IMMOBILIEN EOOD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
309 HYPOVEREINSFINANCE N.V.	AMSTERDAM	1	UNICREDIT BANK AG	100.00	
310 I-FABER SPA	MILAN	1	UNICREDIT SPA	65.32	
311 IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
312 IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	1	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES M.B.H.	95.00	
313 IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
314 INPROX CHOMUTOV, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
315 INPROX KARLOVY VARY, S.R.O.	PRAGUE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
316 INPROX KLADNO, S.R.O.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
317 INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
318 INPROX SR I., SPOL. S R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
319 INTERKONZUM DOO SARAJEVO	SARAJEVO	1	UNICREDIT LEASING S.P.A.	100.00	
320 INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	1	UNICREDIT BANK AG	94.00	
321 INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	1	HVB IMMOBILIEN AG	93.85	
			UNICREDIT BANK AG	6.15	
322 INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
323 IPSE 2000 S.P.A.	ROME	1	UNICREDIT SPA	50.00	
324 IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	PALERMO	1	BANCO DI SICILIA SPA	76.26	
325 ISB UNIVERSALE BAU GMBH	BRANDEBURGO	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
326 ISTRA D.M.C. DOO	UMAG	1	ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD	100.00	
327 ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD	UMAG	1	ZAGREBACKA BANKA DD	71.80	
328 JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
329 JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	LEONDING	1	BLUE CAPITAL FONDS GMBH	..	0.10
			TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	99.03	
			WEALTHCAP INVESTORENBETREUUNG GMBH	..	0.10
330 JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	1	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	69.19	69.21
			UNICREDIT BANK AUSTRIA AG	26.15	26.16

continued: (investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
331 JSC ATF BANK	ALMATY CITY	1	UNICREDIT BANK AUSTRIA AG	99.70	
332 KADMOS IMMOBILIEN LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
333 KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
334 KINABALU FINANCIAL PRODUCTS LLP	LONDON	1	UNICREDIT BANK AG	100.00	
335 KINABALU FINANCIAL SOLUTIONS LTD	LONDON	1	UNICREDIT BANK AG	100.00	
336 KUNSTHAUS LEASING GMBH	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
337 KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
338 LAGERMAX LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
339 LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
340 LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
			VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	98.80	99.00
341 LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.00	100.00
342 LEASFINANZ BANK GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	100.00	
343 LEASFINANZ GMBH	WIEN	1	LF BETEILIGUNGEN GMBH	100.00	
344 LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
345 LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
346 LF BETEILIGUNGEN GMBH	WIEN	1	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	100.00	
347 LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
348 LINO HOTEL-LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
349 LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
350 LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
351 LLC UKROTSBUD	KIEV	1	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	99.00	
352 LOCALMIND SPA	MILAN	1	UNICREDIT SPA	95.76	
353 LOCAT CROATIA DOO	ZAGREG	1	UNICREDIT LEASING S.P.A.	100.00	
354 LOWES LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
355 M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	1	UNICREDIT MOBILIEN LEASING GMBH	98.04	100.00
356 MARKETING ZAGREBACKE BANKE DOO	ZAGREG	1	ZAGREBACKA BANKA DD	100.00	
357 MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	1	UNICREDIT PEGASUS LEASING GMBH	99.96	100.00
358 MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
359 MC MARKETING GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
360 MC RETAIL GMBH	WIEN	1	MC MARKETING GMBH	100.00	
361 MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
362 MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	1	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	100.00	
363 MEZZANIN FINANZIERUNGS AG	WIEN	1	UNICREDIT BANK AUSTRIA AG	56.67	
364 MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
365 MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
366 MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
367 MOBILITY CONCEPT GMBH	UNTERHACHING	1	UNICREDIT LEASING GMBH	60.00	
368 MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	4	HVB PROJEKT GMBH	23.00	(3)
369 MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
370 MY BETEILIGUNGS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
371 NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
372 NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	51.50	
			UNICREDIT LEASING (AUSTRIA) GMBH	6.00	
373 NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
374 NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	1	HVB CAPITAL PARTNERS AG	85.00	
375 OCEAN BREEZE ENERGY GMBH & CO. KG	MUNICH	4	OCEAN BREEZE FINANCE S.A.	-	(3)
376 OCEAN BREEZE FINANCE S.A.	LUXEMBURG	4	UNICREDIT BANK AG	-	(3)
377 OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
378 OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	100.00	
379 OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	86.12	100.00
380 OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	1	HVB IMMOBILIEN AG	94.00	
			UNICREDIT BANK AG	6.00	
381 OOO UNICREDIT LEASING	MOSCOW	1	UNICREDIT LEASING S.P.A.	60.00	
			ZAO UNICREDIT BANK	40.00	
382 OPEN ACCUMULATIVE PENSIOON FUND OTAN JSC	ALMATY CITY	1	JSC ATF BANK	89.00	
383 OPEN JOINT STOCK COMPANY UNICREDIT BANK	LUCK	1	BANK PEKAO SA	100.00	
384 ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	100.00	
385 OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
386 OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	1	HVB PROJEKT GMBH	10.00	
			T & P FRANKFURT DEVELOPMENT B.V.	30.00	
			T & P VASTGOED STUTTGART B.V.	60.00	
387 PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OG	WIEN	1	SCHOELLERBANK AKTIENGESELLSCHAFT	100.00	
388 PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.60	99.80
			UNICREDIT LEASING (AUSTRIA) GMBH	0.20	
389 PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
390 PEKAO BANK HIPOTECZNY S.A.	WARSAW	1	BANK PEKAO SA	99.96	
			HOLDING SP.Z.O.O.	0.04	
391 PEKAO FAKTORING SP. ZOO	LUBLIN	1	BANK PEKAO SA	100.00	
392 PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
393 PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	1	BANK PEKAO SA	100.00	
394 PEKAO LEASING HOLDING S.A.	WARSAW	1	BANK PEKAO SA	80.10	
			UNICREDIT LEASING S.P.A.	19.90	
395 PEKAO LEASING SP ZO.O.	WARSAW	1	BANK PEKAO SA	36.49	
			PEKAO LEASING HOLDING S.A.	63.51	
396 PEKAO PIONEER P.T.E. SA	WARSAW	1	BANK PEKAO SA	65.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	35.00	
397 PEKAO TELECENTRUM SP. ZOO	CRACOVIA	1	BANK PEKAO SA	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
398 PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
399 PENSIONSKASSE DER HYPO VEREINSBANK VVAG	MUNICH	4	UNICREDIT BANK AG	-	[3]
400 PESTSZENTIMREI SZAKORVOSI RENDELO KFT.	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
401 PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
402 PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
403 PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
404 PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
405 PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	HERTZELIA PITUACH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
406 PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
407 PIONEER ASSET MANAGEMENT AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
408 PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCAREST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	97.43	
			UNICREDIT TIRIAC BANK S.A.	2.57	
409 PIONEER ASSET MANAGEMENT SA	LUXEMBURG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
410 PIONEER CZECH FINANCIAL COMPANY SRO IN LIQUIDATION	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
411 PIONEER FUNDS DISTRIBUTOR INC	BOSTON	1	PIONEER INVESTMENT MANAGEMENT INC	100.00	
412 PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	1	UNICREDIT SPA	100.00	
413 PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
414 PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	SYDNEY	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
415 PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
416 PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
417 PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
418 PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
419 PIONEER INVESTMENT COMPANY AS	PRAGUE	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
420 PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
421 PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
422 PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
423 PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	1	PIONEER ASSET MANAGEMENT AS	1.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	99.00	
424 PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	1	PIONEER INVESTMENT MANAGEMENT USA INC.	100.00	
425 PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
426 PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
427 PIONEER INVESTMENTS AG	BERNA	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
428 PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
429 PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	1	PIONEER GLOBAL ASSET MANAGEMENT SPA	100.00	
430 PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	1	PIONEER PEKAO INVESTMENT MANAGEMENT SA	100.00	
431 PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	1	BANK PEKAO SA	49.00	
			PIONEER GLOBAL ASSET MANAGEMENT SPA	51.00	
432 PLANETHOME AG	UNTERFOHRING	1	UNICREDIT BANK AG	100.00	
433 PLANETHOME GMBH	MANNHEIM	1	PLANETHOME AG	100.00	
434 PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	1	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	99.90	
			UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	0.10	
435 POMINVEST DD	SPLIT	1	ZAGREBACKA BANKA DD	88.66	88.95
436 PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	1	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	100.00	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
437 POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
438 PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
439 PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
440 PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	1	UNICREDIT BANK AUSTRIA AG	100.00	
441 PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
442 PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREG	1	ZAGREBACKA BANKA DD	100.00	
443 QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
444 QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG ANLAGEN LEASING GMBH	99.80	100.00
445 QUERCIA FUNDING SRL	VERONA	1	UNICREDIT CORPORATE BANKING SPA	65.00	
446 QUERCIA SOFTWARE SPA	VERONA	1	UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	100.00	
447 QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
448 RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	99.90	
449 REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	1	UNICREDIT LEASING S.P.A.	100.00	
450 REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
451 REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
452 REDSTONE	LONDON	4	UNICREDIT BANK AG	-	(3)
453 REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
454 RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	90.00	
455 RONDO LEASING GMBH	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
456 ROSENKAVALIER 2008 GMBH	MUNICH	4	UNICREDIT BANK AG	-	(3)
457 RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.80	100.00
458 RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELLS CHAFTM.B.H. & CO. OBJEKT	WIEN	1	CALG IMMOBILIEN LEASING GMBH	99.83	
			RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	0.17	
459 S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
460 SALOME FUNDING LTD.	DUBLIN	4	UNICREDIT BANK AG	-	(3)
461 SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	97.78	
			TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	2.22	
462 SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
463 SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
464 SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
465 SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	1	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
466 SHS LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	98.80	99.00
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
467 SIA UNICREDIT INSURANCE BROKER	RIGA	1	SIA UNICREDIT LEASING	100.00	
468 SIA UNICREDIT LEASING	RIGA	1	AS UNICREDIT BANK	49.00	
			UNICREDIT LEASING S.P.A.	51.00	
469 SIGMA LEASING GMBH	WIEN	1	CALG ANLAGEN LEASING GMBH	99.40	99.60
			UNICREDIT LEASING (AUSTRIA) GMBH	0.40	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
470 SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	1	HVB PROJEKT GMBH	5.00	
			SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	95.00	
471 SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	1	UNICREDIT SPA	100.00	
472 SOFIMMOCENTRALE S.A.	BRUXELLES	4	EUROPEAN-OFFICE-FOND	-	(3)
473 SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	ROME	1	UNICREDIT SPA	100.00	
474 SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	1	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	94.90	
475 SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	1	HVB PROJEKT GMBH	100.00	
476 SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	98.80	99.00
			ARNO GRUNDSTUCKVERWALTUNGS GESELLSHAFT M.B.H.	1.00	
477 SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	100.00	
478 SRQ FINANZPARTNER AG	BERLIN	1	DAB BANK AG	81.61	
479 STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	24.00	
			UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	75.80	76.00
480 STRUCTURED LEASE GMBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
481 SVIF UKRSOTSBUD	KIEV	4	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	-	(3)
482 T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
483 T & P VASTGOED STUTTGART B.V.	AMSTERDAM	1	HVB PROJEKT GMBH	87.50	
484 TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	1	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	100.00	
485 TENDER OPTION BONDS	NEW YORK	4	UNICREDIT BANK AG	-	(3)
486 TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	1	HVB TECTA GMBH	75.00	
487 TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
488 TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
489 TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	1	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	99.67	
490 TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
491 TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	1	BANK AUSTRIA REAL INVEST GMBH	100.00	
492 TREVI FINANCE N. 2 S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
493 TREVI FINANCE N. 3 S.R.L.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
494 TREVI FINANCE S.P.A.	CONEGLIANO (TREVISO)	1	UNICREDIT SPA	60.00	
495 UCL NEKRETNINE D.O.O.	SARAJEVO	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
496 UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	5.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	95.00	
497 UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG	1	ISB UNIVERSALE BAU GMBH	100.00	
498 UNI IT SRL	LAVIS (TRENTO)	1	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	51.00	
499 UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
500 UNICREDIT LUXEMBOURG S.A.	LUXEMBURG	1	UNICREDIT BANK AG	100.00	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
501 UNICREDIT (SUISSE) BANK SA	LUGANO	1	UNICREDIT PRIVATE BANKING SPA	100.00	
502 UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	MILAN	1	ASPRA FINANCE SPA	0.01	
			BANCO DI SICILIA SPA	0.01	
			FAMILY CREDIT NETWORK SPA	0.01	
			FINECO CREDIT S.P.A.	0.01	
			FINECOBANK SPA	0.01	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	0.01	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	0.01	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	0.01	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	0.01	
			UNICREDIT BANCA DI ROMA SPA	0.01	
			UNICREDIT BANCA SPA	0.01	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	0.01	
			UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	0.01	
			UNICREDIT CORPORATE BANKING SPA	0.01	
			UNICREDIT FACTORING SPA	0.01	
			UNICREDIT FAMILY FINANCING BANK SPA	0.01	
			UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	0.01	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	0.01	
			UNICREDIT PRIVATE BANKING SPA	0.01	
			UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	0.01	
			UNICREDIT SPA	99.80	
503 UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	1	UNICREDIT LEASING AD	100.00	
504 UNICREDIT BANCA DI ROMA SPA	ROME	1	UNICREDIT SPA	100.00	
505 UNICREDIT BANCA SPA	BOLOGNA	1	UNICREDIT SPA	100.00	
506 UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	MILAN	1	BANCO DI SICILIA SPA	0.01	
			FINECOBANK SPA	0.01	
			UNICREDIT BANCA DI ROMA SPA	0.01	
			UNICREDIT BANCA SPA	0.01	
			UNICREDIT CORPORATE BANKING SPA	0.01	
			UNICREDIT FAMILY FINANCING BANK SPA	0.01	
			UNICREDIT PRIVATE BANKING SPA	0.01	
			UNICREDIT SPA	99.93	
507 UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	1	UNICREDIT BANK AUSTRIA AG	90.93	
508 UNICREDIT BANK AG	MUNICH	1	UNICREDIT SPA	100.00	
509 UNICREDIT BANK AUSTRIA AG	WIEN	1	UNICREDIT SPA	99.99	
510 UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	1	UNICREDIT BANK AUSTRIA AG	100.00	
511 UNICREDIT BANK DD	MOSTAR	1	UNICREDIT BANK AUSTRIA AG	24.40	24.29
			UNICREDIT SPA	3.27	3.28
			ZAGREBACKA BANKA DD	65.59	65.69
512 UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	1	UNICREDIT BANK AUSTRIA AG	100.00	
513 UNICREDIT BANK IRELAND PLC	DUBLIN	1	UNICREDIT SPA	100.00	
514 UNICREDIT BANK SERBIA JSC	BELGRADE	1	UNICREDIT BANK AUSTRIA AG	100.00	
515 UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	1	UNICREDIT BANK AUSTRIA AG	99.03	
516 UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	1	UNICREDIT BANK AUSTRIA AG	99.99	
517 UNICREDIT BPC MORTGAGE S.R.L.	VERONA	1	UNICREDIT FAMILY FINANCING BANK SPA	60.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
518 UNICREDIT BROKER DOO SARAJEVO ZA BROKERSKE POSLOVE U OSIGURANJU	SARAJEVO	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
519 UNICREDIT BROKER S.R.O.	BRATISLAVA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	19.68	
			UNICREDIT LEASING SLOVAKIA A.S.	80.32	
520 UNICREDIT BULBANK AD	SOFIA	1	UNICREDIT BANK AUSTRIA AG	92.10	
			UNICREDIT SPA	..	
521 UNICREDIT BUSINESS PARTNER GMBH	WIEN	1	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	100.00	
522 UNICREDIT BUSINESS PARTNER S.R.O.	PRAGUE	1	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	100.00	
523 UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	COLOGNO MONZESE	1	BANCO DI SICILIA SPA	..	
			FINECOBANK SPA	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANK AG	18.11	
			UNICREDIT BANK AUSTRIA AG	28.81	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT SPA	53.07	
			UNIMANAGEMENT SRL	..	
524 UNICREDIT CA IB ROMANIA SRL	BUCAREST	1	UNICREDIT CAIB AG	99.98	
			UNICREDIT CAIB SLOVAKIA, A.S.	0.02	
525 UNICREDIT CAIB AG	WIEN	1	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	100.00	
526 UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	1	UNICREDIT CAIB AG	100.00	
527 UNICREDIT CAIB HUNGARY LTD	BUDAPEST	1	UNICREDIT CAIB AG	100.00	
528 UNICREDIT CAIB POLAND S.A.	WARSAW	1	UNICREDIT CAIB AG	100.00	
529 UNICREDIT CAIB SECURITIES UK LTD.	LONDON	1	UNICREDIT BANK AUSTRIA AG	..	
			UNICREDIT CAIB AG	100.00	
530 UNICREDIT CAIB SERBIA LTD BELGRADE	BELGRADE	1	UNICREDIT CAIB AG	100.00	
531 UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	1	UNICREDIT CAIB AG	100.00	
532 UNICREDIT CAIB SLOVENIJA DOO	LJUBLJANA	1	UNICREDIT CAIB AG	100.00	
533 UNICREDIT CAIB UK LTD. IN LIQUIDATION	LONDON	1	UNICREDIT CAIB AG	100.00	
534 UNICREDIT CAPITAL MARKETS INC.	NEW YORK	1	HVB U.S. FINANCE INC.	100.00	
535 UNICREDIT CONSUMER FINANCING AD	SOFIA	1	UNICREDIT BULBANK AD	49.90	
			UNICREDIT FAMILY FINANCING BANK SPA	50.10	
536 UNICREDIT CONSUMER FINANCING IFN S.A.	BUCAREST	1	UNICREDIT FAMILY FINANCING BANK SPA	65.00	
			UNICREDIT TIRIAC BANK S.A.	35.00	
537 UNICREDIT CORPORATE BANKING SPA	VERONA	1	UNICREDIT SPA	100.00	
538 UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	1	UNICREDIT SPA	100.00	
539 UNICREDIT CREDIT MANAGEMENT IMMOBILIARE S.P.A.	ROME	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	100.00	
540 UNICREDIT DELAWARE INC	DOVER	1	UNICREDIT SPA	100.00	
541 UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
542 UNICREDIT FACTORING EAD	SOFIA	1	UNICREDIT BULBANK AD	100.00	
543 UNICREDIT FACTORING SPA	MILAN	1	UNICREDIT CORPORATE BANKING SPA	100.00	
544 UNICREDIT FAMILY FINANCING BANK SPA	MILAN	1	UNICREDIT SPA	100.00	
545 UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
546 UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	1	UNICREDIT LEASING SLOVAKIA A.S.	100.00	
547 UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	25.20	
			UNICREDIT LEASING KFT	74.80	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
548 UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	WIEN	1	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	99.80	100.00
549 UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	MILAN	1	BANCO DI SICILIA SPA	..	
			FAMILY CREDIT NETWORK SPA	..	
			FINECO CREDIT S.P.A.	..	
			FINECOBANK SPA	..	
			PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	..	
			UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	..	
			UNICREDIT BANK AG	24.72	
			UNICREDIT BANK AUSTRIA AG	10.02	
			UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT SPA	65.26	
			UNIMANAGEMENT SRL	..	
550 UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	1	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	100.00	
551 UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
552 UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	100.00	
553 UNICREDIT INGATLANLIZING ZRT	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
554 UNICREDIT INSURANCE BROKER EOOD	SOFIA	1	UNICREDIT LEASING AD	100.00	
555 UNICREDIT INSURANCE BROKER SRL	BUCAREST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	
556 UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBURG	1	UNICREDIT SPA	100.00	
557 UNICREDIT IRELAND FINANCIAL SERVICES LTD (IN LIQUIDATION)	DUBLIN	1	UNICREDIT BANK IRELAND PLC	100.00	
558 UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	1	UNICREDIT BANK HUNGARY ZRT.	100.00	
559 UNICREDIT KFZ LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	100.00	
560 UNICREDIT LEASING (AUSTRIA) GMBH	WIEN	1	UNICREDIT LEASING S.P.A.	99.98	
561 UNICREDIT LEASING AD	SOFIA	1	HVB LEASING OOD	40.22	
			UNICREDIT BULBANK AD	24.37	
			UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	10.05	
			UNICREDIT LEASING S.P.A.	25.36	
562 UNICREDIT LEASING AVIATION GMBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
563 UNICREDIT LEASING BAUTRAGER GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
564 UNICREDIT LEASING CORPORATION IFN S.A.	BUCAREST	1	UNICREDIT LEASING S.P.A.	80.00	
			UNICREDIT TIRIAC BANK S.A.	20.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
565 UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREG	1	UNICREDIT LEASING S.P.A.	100.00	
566 UNICREDIT LEASING CZ, A.S.	PRAGUE	1	UNICREDIT LEASING S.P.A.	100.00	
567 UNICREDIT LEASING D.O.O.	SARAJEVO	1	UNICREDIT LEASING S.P.A.	100.00	
568 UNICREDIT LEASING FINANCE GMBH	HAMBURG	1	UNICREDIT LEASING GMBH	100.00	
569 UNICREDIT LEASING FLEET MANAGEMENT S.R.L.	BUCAREST	1	UNICREDIT GLOBAL LEASING EXPORT GMBH	10.00	
			UNICREDIT LEASING S.P.A.	90.00	
570 UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
571 UNICREDIT LEASING GMBH	HAMBURG	1	UNICREDIT BANK AG	100.00	
572 UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	3.57	
			UNICREDIT LEASING (AUSTRIA) GMBH	96.43	
573 UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	30.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	70.00	
574 UNICREDIT LEASING KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
575 UNICREDIT LEASING LUNA KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
576 UNICREDIT LEASING MARS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
577 UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
578 UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	1	UNICREDIT LEASING S.P.A.	100.00	
579 UNICREDIT LEASING ROMANIA IFN S.A.	BUCAREST	1	UNICREDIT LEASING S.P.A.	100.00	
			UNICREDIT TIRIAC BANK S.A.	..	
580 UNICREDIT LEASING S.P.A.	BOLOGNA	1	UNICREDIT BANK AUSTRIA AG	31.01	
			UNICREDIT SPA	68.99	
581 UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	1	UNICREDIT BANK SLOVAKIA AS	19.90	
			UNICREDIT LEASING CZ, A.S.	8.80	
			UNICREDIT LEASING S.P.A.	71.30	
582 UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BELGRADE	1	UNICREDIT LEASING S.P.A.	100.00	
583 UNICREDIT LEASING TOB	KIEV	1	UNICREDIT LEASING S.P.A.	100.00	
584 UNICREDIT LEASING URANUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	80.00	
585 UNICREDIT LEASING VERSICHERUNGSSERVICE GMBH & CO KG	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
586 UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	1	UNICREDIT BANKA SLOVENIJA D.D.	3.63	
			UNICREDIT LEASING S.P.A.	96.37	
587 UNICREDIT LONDON INVESTMENTS LIMITED	LONDON	1	UNICREDIT BANK AG	100.00	
588 UNICREDIT LUNA LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
589 UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBURG	1	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	100.00	
590 UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	ROME	1	UNICREDIT SPA	100.00	
591 UNICREDIT MERCHANT S.P.A.	ROME	1	UNICREDIT SPA	100.00	
592 UNICREDIT MOBILIEN LEASING GMBH	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
593 UNICREDIT PARTNER D.O.O	ZAGREG	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	20.00	
			UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	80.00	
594 UNICREDIT PARTNER D.O.O BEOGRAD	BELGRADE	1	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	100.00	
595 UNICREDIT PARTNER LLC	KIEV	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
596 UNICREDIT PEGASUS LEASING GMBH	WIEN	1	CALG IMMOBILIEN LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
597 UNICREDIT POJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	1	UNICREDIT LEASING CZ, A.S.	100.00	
598 UNICREDIT POLARIS LEASING GMBH	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
599 UNICREDIT PRIVATE BANKING SPA	TURIN	1	UNICREDIT SPA	100.00	
600 UNICREDIT REAL ESTATE ADVISORY SRL	VERONA	1	UNICREDIT CREDIT MANAGEMENT BANK SPA	51.00	

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS [2]
601 UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI	GENOA	1	ASPRA FINANCE SPA	..	
			BANCO DI SICILIA SPA	..	
			FINECO CREDIT S.P.A.	..	
			FINECOBANK SPA	..	
			PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	..	
			S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	..	
			SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) S.P.A.	..	
			UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT BANCA DI ROMA SPA	..	
			UNICREDIT BANCA SPA	..	
			UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	..	
			UNICREDIT BANK AG	..	
			UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI	..	
			UNICREDIT CORPORATE BANKING SPA	..	
			UNICREDIT FACTORING SPA	..	
			UNICREDIT FAMILY FINANCING BANK SPA	..	
			UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI	..	
			UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	..	
			UNICREDIT PRIVATE BANKING SPA	..	
			UNICREDIT SPA	100.00	
			UNIMANAGEMENT SRL	..	
602 UNICREDIT RENT D.O.O. BEOGRAD	BELGRADE	1	UNICREDIT LEASING (AUSTRIA) GMBH	100.00	
603 UNICREDIT SECURITIES INTERNATIONAL LIMITED	NICOSIA	1	AI BETEILIGUNG GMBH	100.00	
604 UNICREDIT TECHRENT LEASING GMBH	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.00	
			UNICREDIT LEASING (AUSTRIA) GMBH	1.00	
605 UNICREDIT TIRIAC BANK S.A.	BUCAREST	1	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	0.01	
			BANK AUSTRIA-CEE BETEILIGUNGS GMBH	0.01	
			BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	0.01	
			UNICREDIT BANK AUSTRIA AG	50.56	
			UNICREDIT LEASING (AUSTRIA) GMBH	0.01	
			UNICREDIT LEASING ROMANIA IFN S.A.	..	
606 UNICREDIT TURN-AROUND MANAGEMENT GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
607 UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LJUBLJANA	1	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	100.00	
608 UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	99.80	100.00
609 UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
610 UNICREDIT-LEASING HOSPES KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
611 UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	96.35	
612 UNICREDIT-LEASING ORION INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
613 UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	1	UNICREDIT LEASING S.P.A.	100.00	
614 UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	1	UNICREDIT SPA	100.00	
615 UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	1	UNICREDIT SPA	100.00	
616 UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC III	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
617 UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	1	UNICREDITO ITALIANO FUNDING LLC IV	100.00	
618 UNICREDITO ITALIANO FUNDING LLC I	DOVER	1	UNICREDIT SPA	100.00	
619 UNICREDITO ITALIANO FUNDING LLC II	DOVER	1	UNICREDIT SPA	100.00	
620 UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	1	UNICREDIT SPA	100.00	
621 UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	1	UNICREDIT SPA	100.00	
622 UNIMANAGEMENT SRL	TURIN	1	UNICREDIT SPA	100.00	
623 UNIVERSALE BUCHHOLZ GBR	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	66.17	
			DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES. M.B.H.	33.33	
624 UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	1	UNIVERSALE INTERNATIONAL REALITATEN GMBH	100.00	
625 UNIVERSALE INTERNATIONAL POLAND SP.ZO.O.	WARSAW	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.57	
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.43	
626 UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
627 UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT.	BUDAPEST	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	99.70	99.69
			UNIVERSALE INTERNATIONAL REALITATEN GMBH	0.30	0.31
628 UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
629 UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	1	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	100.00	
630 UPI POSLOVNI SISTEM DOO	SARAJEVO	1	UNICREDIT BANK DD	48.80	
			ZANE BH DOO	20.63	
631 V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
632 VANDERBILT CAPITAL ADVISORS LLC	WILMINGTON	1	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	100.00	
633 VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	1	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	74.80	75.00
			UNICREDIT LEASING (AUSTRIA) GMBH	25.00	
634 WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	1	UNICREDIT BANK AG	100.00	
635 WEALTHCAP INITIATOREN GMBH	HAMBURG	1	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	100.00	
636 WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
637 WEALTHCAP PEIA MANAGEMENT GMBH	MUNICH	1	UNICREDIT BANK AG	6.00	
			WEALTH MANAGEMENT CAPITAL HOLDING GMBH	94.00	
638 WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	1	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	100.00	
639 WED DONAU- CITY GMBH	WIEN	1	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	100.00	
640 WED HOLDING GESELLSCHAFT M.B.H.	WIEN	4	UNICREDIT BANK AUSTRIA AG	48.06	(3)
641 WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN	1	UNICREDIT BANK AUSTRIA AG	38.00	
			WED HOLDING GESELLSCHAFT M.B.H.	62.00	
642 WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
643 XELION DORADCY FINANSOWI SP. ZOO	WARSAW	1	BANK PEKAO SA	50.00	
			UNICREDIT SPA	50.00	
644 Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
645 Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
646 Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
647 Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00

Part A - Accounting Policies (Continued)

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
648 Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	CALG GRUNDSTUCKVERWALTUNG GMBH	99.80	100.00
649 Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
650 Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
651 Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
652 Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	99.80	100.00
653 Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
654 Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
655 Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
656 Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
657 Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
658 Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
659 Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	99.80	100.00
660 Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
661 Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
662 Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	99.80	100.00
663 Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
664 Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
665 Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
666 Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT BANK AUSTRIA AG	99.80	
667 Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	99.80	100.00
668 Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
669 Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	1	UNICREDIT LEASING (AUSTRIA) GMBH	99.80	100.00
670 ZABA TURIZAM DOO	ZAGREG	1	ZAGREBACKA BANKA DD	100.00	
671 ZAGREB NEKRETNINE DOO	ZAGREG	1	ZAGREBACKA BANKA DD	100.00	
672 ZAGREBACKA BANKA DD	ZAGREG	1	UNICREDIT BANK AUSTRIA AG	84.21	
673 ZANE BH DOO	SARAJEVO	1	ZAGREB NEKRETNINE DOO	100.00	
674 ZAO IMB-LEASING	MOSCOW	1	ZAO UNICREDIT BANK	100.00	
675 ZAO LOCAT LEASING RUSSIA	MOSCOW	1	OOO UNICREDIT LEASING	100.00	
676 ZAO UNICREDIT BANK	MOSCOW	1	UNICREDIT BANK AUSTRIA AG	100.00	
677 ZB INVEST DOO	ZAGREG	1	ZAGREBACKA BANKA DD	100.00	
678 ZETA FUNF HANDELS GMBH	WIEN	1	UNICREDIT BANK AUSTRIA AG	100.00	
679 ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	1	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	100.00	

continued: (Investments in Subsidiaries and interests in joint ventures (recognized using proportionate consolidation))

NAME	MAIN OFFICE	TYPE OF RELATIONSHIP (1)	OWNERSHIP RELATIONSHIP HELD BY	HOLDING %	VOTING RIGHTS (2)
A.2 COMPANIES RECOGNISED USING PROPORTIONATE CONSOLIDATION					
1 INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN	7	PIONEER INVESTMENTS AUSTRIA GMBH	..	
			UNICREDIT BANK AUSTRIA AG	50.00	
2 KOC FINANSAL HIZMETLER AS	ISTANBUL	7	UNICREDIT BANK AUSTRIA AG	50.00	
3 ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	7	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	50.00	
4 STICHTING CUSTODY SERVICES KBN	AMSTERDAM	7	YAPI KREDI BANK NEDERLAND NV	40.90	
5 UNICREDIT MENKUL DEGERLER AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	44.63	
			YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	4.39	
6 YAPI KREDI AZERBAIJAN	BAKU	7	YAPI KREDI FINANSAL KIRALAMA AO	0.04	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.04	
			YAPI VE KREDI BANKASI AS	40.82	
7 YAPI KREDI BANK NEDERLAND NV	AMSTERDAM	7	YAPI KREDI HOLDING BV	13.40	
			YAPI VE KREDI BANKASI AS	27.50	
8 YAPI KREDI EMEKLILIK AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	0.01	
			YAPI KREDI SIGORTA AS	38.40	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	0.01	
			YAPI VE KREDI BANKASI AS	..	
9 YAPI KREDI FAKTORING AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	40.88	
10 YAPI KREDI FINANSAL KIRALAMA AO	ISTANBUL	7	YAPI KREDI FAKTORING AS	..	
			YAPI VE KREDI BANKASI AS	40.43	
11 YAPI KREDI HOLDING BV	AMSTERDAM	7	YAPI VE KREDI BANKASI AS	40.90	
12 YAPI KREDI MOSCOW	MOSCOW	7	YAPI KREDI FINANSAL KIRALAMA AO	0.06	
			YAPI VE KREDI BANKASI AS	40.83	
13 YAPI KREDI PORTFOY YONETIMI AS	BARBAROS	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	35.71	
			YAPI VE KREDI BANKASI AS	5.17	
14 YAPI KREDI SIGORTA AS	ISTANBUL	7	YAPI KREDI FAKTORING AS	3.25	
			YAPI KREDI YATIRIM MENKUL DEGERLER AS	4.90	
			YAPI VE KREDI BANKASI AS	30.27	
15 YAPI KREDI YATIRIM MENKUL DEGERLER AS	ISTANBUL	7	YAPI KREDI FINANSAL KIRALAMA AO	..	
			YAPI VE KREDI BANKASI AS	40.89	
16 YAPI KREDI YATIRIM ORTAKLIGI AS	ISTANBUL	7	YAPI KREDI YATIRIM MENKUL DEGERLER AS	18.39	
			YAPI VE KREDI BANKASI AS	4.54	
17 YAPI VE KREDI BANKASI AS	ISTANBUL	7	KOC FINANSAL HIZMETLER AS	40.90	

Notes to the table that shows the companies included in the scope of consolidation (line by line and proportional).

1. Type of relationship:
   - 1 = majority of voting rights at ordinary shareholders' meeting
   - 2 = dominant influence at ordinary shareholders' meeting
   - 3 = agreements with other shareholders
   - 4 = other types of control
   - 5 = centralised management pursuant to paragraph 1 of art. 26 of "Legislative decree 87/92"
   - 6 = centralised management pursuant to paragraph 2 of art. 26 of "Legislative decree 87/92"
   - 7 = joint control
   - 8 = associate company
2. Voting rights available in general meeting. Voting rights are disclosed only if different from the percentage of ownership.
3. Compliant with SIC 12 the company is fully consolidated by.

Part A - Accounting Policies (Continued)

Changes in the scope of consolidation

Fully consolidated entities, including the Parent Company, increased from 660 at December 31, 2008 to 679 in 2009 (+19 entities), while **proportionately** consolidated entites, totaling 18 in 2008, were 17 at December 31, 2009 (-1 entity: TLX Spa, Milano).

The following table shows the changes in equity investments in wholly-owned subsidiaries.

Equity investments in wholly-owned subsidiaries (consolidated line by line): annual changes

	NUMBER OF COMPANIES
A. Opening Balance	**660**
B. Increased by	**55**
B.1 Newly established companies	10
B.2 Change of the consolidation method	31
B.3 Entities consolidated for the first time in 2009	14
C. Reduced by	**36**
C.1 Disposals	16
C.2 Change of the consolidation method	7
C.3 Absorption by other Group entities	13
D. Closing balance	**679**

Details of 2009 increases or reductions are presented below:

Increases

Newly established companies

COMPANY NAME	MAIN OFFICE
CALG IMMOBILIEN LEASING GMBH & CO 1050 WIEN, SIEBENBRUNNENGASSE 10-21 OG	WIEN
CALG IMMOBILIEN LEASING GMBH & CO 1120 WIEN, SCHONBRUNNER SCHLOSS-STRASSE 38-42 OG	WIEN
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ACHT OG	WIEN
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT FUNF OG	WIEN
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT VIER OG	WIEN

COMPANY NAME	MAIN OFFICE
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ZEHN OG	WIEN
UNICREDIT BROKER DOO SARAJEVO ZA BROKERSKE POSLOVE U OSIGURANJU	SARAJEVO
UNICREDIT-LEASING ORION INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST
CEAKSCH VERWALTUNGS GMBH	WIEN
UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	BUDAPEST

Newly established companies refer to one Entity belonging to UniCredit Bank Austria Sub-Group and nine Entities belonging to the UniCredit Leasing SpA Sub-Group. The impact on Group consolidated assets is not significant.

Change of the consolidation method

COMPANY NAME	MAIN OFFICE
AGROB IMMOBILIEN AG	ISMANING
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	TAGUIG
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN
DINERS CLUB CEE HOLDING AG	WIEN
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW
EK MITTELSTANDSFINANZIERUNGS AG	WIEN
EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	WIEN
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH
HVB ASIA LIMITED	SINGAPORE
HVB FINANCE LONDON LIMITED	LONDON
LLC UKROTSBUD	KIEV
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG
MEZZANIN FINANZIERUNGS AG	WIEN

COMPANY NAME	MAIN OFFICE
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OG	WIEN
UNICREDIT BPC MORTGAGE S.R.L.	VERONA
UNICREDIT CAPITAL MARKETS INC.	NEW YORK
UNICREDIT CONSUMER FINANCING IFN S.A.	BUCAREST
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST
UNICREDIT LEASING VERSICHERUNGSSERVICE GMBH & CO KG	WIEN
UNICREDIT LONDON INVESTMENTS LIMITED	LONDON
WED DONAU- CITY GMBH	WIEN
WED HOLDING GESELLSCHAFT M.B.H.	WIEN
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN
ARANY PENZUGYI LIZING ZRT.	BUDAPEST
BA-CA WIEN MITTE HOLDING GMBH	WIEN
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN KG	HAMBURG
DBC SP. ZOO	WARSAW

Changes in consolidation method in 2009 mainly related to item 100 Investments in associates and joint ventures (15 subsidiaries of UniCredit Bank Austria Sub-Group, 12 of HVB Sub-Group and 4 of other companies).

Entities consolidated for the first time in 2009

COMPANY NAME	MAIN OFFICE
ALTUS ALPHA	DUBLIN
GELDILUX-TS-2009 S.A.	LUXEMBURG
GRAND CENTRAL FUNDING	NEW YORK
HVB FUNDING TRUST I	WILMINGTON
HVB FUNDING TRUST III	WILMINGTON
REDSTONE	LONDON
SOFIMMOCENTRALE S.A.	BRUXELLES

COMPANY NAME	MAIN OFFICE
SVIF UKRSOTSBUD	KIEV
TENDER OPTION BONDS	NEW YORK
EUROPEAN-OFFICE-FOND	MUNICH
HYPO-REAL HAUS- & GRUNDBESITZ GESELLSCHAFT MBH & CO. 1. VERMIETUNGS KG	MUNICH
HYPO-REAL HAUS- & GRUNDBESITZGESELLSCHAFT DES BURGERLICHEN RECHTS NR. 1	MUNICH
KINABALU FINANCIAL PRODUCTS LLP	LONDON
KINABALU FINANCIAL SOLUTIONS LTD	LONDON

These companies were prevously considered not significant, except for Altusalpha and Redstone (see Part E - Risks and related risk management policies - Information on Structured Credit Products and OTC Derivatives). The impact on Group consolidated assets was 0.20%.

Part A - Accounting Policies (Continued)

Reductions

Disposals

COMPANY NAME	MAIN OFFICE
BA-CA ADAGIO LEASING GMBH	WIEN
BACA-LEASING MIDAS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST
BA-CREDITANSTALT LEASING ECOS SP. Z O.O.	WARSAW
BODEHEWITT AG & CO. KG	GRUNWALD
CUKOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST
EURO-IMMOPROFIL	MUNICH
HAUS VIOLA SONNENBLUME SENIORENBETREUUNGSGESELLSCHAFT MBH & CO KEG	WIEN
HVB CESAR D.O.O. BEOGRAD	BEOGRAD
HYPERION IMMOBILIENVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN
KAMILLE SENIORENRESIDENZ IMMOBILIEN G.M.B.H. & CO. KEG	WIEN
POLIMAR 13 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW
POLIMAR 6 SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSCIA	WARSAW
VEREINSBANK VICTORIA BAUSPAR AKTIENGESELLSCHAFT	MUNICH
SENIORENWOHNHEIM TROFAIACH GESELLSCHAFT MBH & CO KEG	LOEBEN
Z LEASING KSI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN
UNICREDIT BROKER SPA	MILAN

Disposals mainly related to the Leasing Sub-Group.

Change of the consolidation method

COMPANY NAME	MAIN OFFICE
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH
HVB ALTERNATIVE FINANCIAL PRODUCTS AG (ora HVB ALTERNATIVE FINANCIAL PRODUCTS AG IN ABWICKLUNG)	WIEN
HYPO (UK) HOLDINGS LIMITED I.L.	LONDON
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH

Changes in consolidation method in 2009 increased Item 100 Investments in associates and joint ventures.

Absorption by other Group entities

COMPANY NAME OF THE MERGED ENTITY	MAIN OFFICE	COMPANY NAME OF THE TAKING IN ENTITY	TAKING IN ENTITY MAIN OFFICE
ASSET MANAGEMENT GMBH	WIEN	UNICREDIT BANK AUSTRIA AG	WIEN
BACA GIOCONDO NEKRETNINE D.O.O., SARAJEVO	SARAJEVO	INTERKONZUM DOO SARAJEVO	SARAJEVO
BACA MINERVA LEASING GMBH	WIEN	UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN
BANKPRIVAT AG	WIEN	UNICREDIT BANK AUSTRIA AG	WIEN
CA IB D.D.	ZAGREB	ZABA TURIZAM DOO	ZAGREB
CALG HOTELGRUNDSTUCKVERWALTUNG GRUNDUNG 1986 GMBH	WIEN	UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN
HVB INFORMATION SERVICES GMBH	MUNICH	UNICREDIT GLOBAL INFORMATION SERVICES S.c.p.A	MILAN
KYNESTE S.P.A.	ROME	UNICREDIT GLOBAL INFORMATION SERVICES S.c.p.A	MILAN
PEKAO AUTO FINANSE SA	WARSAW	PEKAO LEASING SP ZO.O.	WARSAW
PEKAO LEASING I FINANSE S.A.	WARSAW	PEKAO LEASING SP ZO.O.	WARSAW
UNICREDIT BANCA PER LA CASA SPA	MILAN	UNICREDIT FAMILY FINANCING BANK SPA	MILAN
UNICREDIT GLOBAL LEASING SPA	MILAN	UNICREDIT LEASING SPA	BOLOGNA
WAVE SOLUTIONS INFORMATION TECHNOLOGY GMBH	WIEN	UNICREDIT GLOBAL INFORMATION SERVICES S.c.p.A	MILAN

The following table shows the Entities which changed their company name in 2009.

Entities which changed the company name during 2009

COMPANY NAME	MAIN OFFICE
AGROB IMMOBILIEN AG (ex AGROB IMMOBILIEN AG)	ISMANING
ARABELLA FINANCE LTD. (ex ARABELLA FUNDING LTD. (JERSEY))	DUBLIN
BANK AUSTRIA WOHNBAUBANK AG (ex BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG)	WIEN
BULBANK AUTO LEASING EOOD (ex UNICREDIT LEASING AUTO BULGARIA EOOD)	SOFIA
CLOSED JOINT-STOCK COMPANY UNICREDIT SECURITIES (ex ZAO UNICREDIT ATON)	MOSCA
FAMILY CREDIT NETWORK SPA (ex FINECO PRESTITI S.P.A.)	MILAN
GYOR BEVASARLOKOZPONT INGATLANBERUHAZO ES UZEMELTETO KORLATOLT FELELOSSEGU TAESASAG (ex SHOPPING CENTER GYOR ERRICHTUNGS- UND BETRIEBSGESELLSCHAFT M.B.H)	BUDAPEST
HOLDING SP.Z.O.O.	WARSAW
KINABALU FINANCIAL PRODUCTS LLP (ex NEWSMITH FINANCIAL PRODUCTS LLP)	LONDON
KINABALU FINANCIAL SOLUTIONS LTD (ex NEWSMITH FINANCIAL SOLUTIONS LLP)	LONDON
ISTRA D.M.C. DOO (ex ISTRA GOLF DOO)	UMAG
ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD (ex ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD)	UMAG
OPEN ACCUMULATIVE PENSIOON FUND OTAN JSC (ex OPEN SAVING PENSIOON FUND OTAN JSC)	ALMATY CITY
OPEN JOINT STOCK COMPANY UNICREDIT BANK (ex UNICREDIT BANK LTD)	LUCK
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OG (ex PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG)	WIEN
PIONEER CZECH FINANCIAL COMPANY SRO IN LIQUIDATION (ex PIONEER CZECH FINANCIAL COMPANY SRO)	PRAGUE
SALOME FUNDING LTD. (ex SALOME FUNDING LTD. (JERSEY))	DUBLIN
UCL NEKRETNINE D.O.O. (ex HVB LEASING CPB D.O.O.)	SARAJEVO
UNICREDIT LUXEMBOURG S.A. (ex HVB BANQUE LUXEMBOURG SOCIETE ANONYME)	LUXEMBURG
UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI (ex UNICREDIT AUDIT SPA)	MILAN
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA (ex UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL)	MILAN
UNICREDIT BANK AG (ex BAYERISCHE HYPO- UND VEREINSBANK AG)	MUNICH
UNICREDIT BUSINESS PARTNER GMBH (ex BA-CA ADMINISTRATION SERVICES GMBH)	WIEN
UNICREDIT BUSINESS PARTNER S.R.O. (ex BANKING TRANSACTION SERVICES S.R.O.)	PRAGUE
UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (ex UNICREDIT PROCESSES & ADMINISTRATION SOCIETA PER AZIONI)	COLOGNO MONZESE
UNICREDIT CAIB UK LTD. IN LIQUIDATION (ex UNICREDIT CAIB UK LTD.)	LONDON
UNICREDIT FAMILY FINANCING BANK SPA (ex UNICREDIT CONSUMER FINANCING BANK SPA)	MILAN
UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI (ex UNICREDIT GLOBAL INFORMATION SERVICES SPA)	MILAN
UNICREDIT INSURANCE BROKER EOOD (ex UNICREDIT INSURANCE BROKER OOD)	SOFIA
UNICREDIT IRELAND FINANCIAL SERVICES LTD (IN LIQUIDATION) (ex UNICREDIT IRELAND FINANCIAL SERVICES PLC)	DUBLIN
UNICREDIT LEASING AVIATION GMBH (ex LFL LUFTFAHRZEUG LEASING GMBH)	HAMBURG
UNICREDIT LEASING BAUTRAGER GMBH (ex BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH)	WIEN
UNICREDIT LEASING FINANCE GMBH (ex HVB INVESTITIONSBANK GMBH)	HAMBURG
UNICREDIT LEASING GMBH (ex HVB LEASING GMBH)	HAMBURG
UNICREDIT LONDON INVESTMENTS LIMITED (ex UNICREDIT FINANCE & INVESTMENTS LIMITED)	LONDON
UNICREDIT PARTNER D.O.O (ex UNICREDIT BROKER D.O.O.)	ZAGABRIA
UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI (ex UNICREDIT REAL ESTATE SPA)	GENOA
UNICREDIT TURN-AROUND MANAGEMENT GMBH (ex BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.)	WIEN
UNICREDIT SECURITIES INTERNATIONAL LIMITED (ex UNICREDIT ATON INTERNATIONAL LIMITED)	NICOSIA
WEALTHCAP INITIATOREN GMBH (ex BLUE CAPITAL GMBH)	HAMBURG

Part A - Accounting Policies (Continued)

Section 4 - Subsequent Events

No material events have occurred after the balance sheet date that would make it necessary to change any of the information given in the Consolidated Accounts. See the Report on Operations for a description of significant events after year end.

Section 5 - Other Matters

Since 2009 the following principles or accounting interpretations have become effective:

- Improvements to IFRSs (EC regulation 70/2009) (excluding revisions to IFRS1 and IFRS5);
- IAS 1: Presentation of Financial Statements (transposed into EC regulation 1274/2008);
- IAS 23: Borrowing costs (EC regulation 1260/2008);
- Amendments to IAS 32: Financial Instruments - Disclosure and Presentation and IAS1: Presentation of Financial Statements - Puttable Financial Instruments and Obligation Arising on Liquidation (EC regulation 53/2009);
- Amendments to IFRS 1: First-time Adoption of International Financial Reporting Standards and to IAS 27: Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly-controlled Entity or Associate (EC regulation 69/2009);
- Amendments to IFRS 2: Share-Based Payment (EC regulation 1261/2008);
- Amendments to IFRS 4: Insurance contracts and to IFRS 7 Improving Disclosures about Financial Instruments (EC regulation 1165/2009);
- IFRS 8: Operating Segments (EC regulation 1358/2007);
- Amendments to IAS 39 and to IFRS 7: Reclassification of Financial Assets - Effective Date and Transition (CE regulation 824/2009);
- Amendments to IFRIC 9: Reassessment of Embedded Derivatives and to IAS 39: Financial Instruments: Recognition and Measurement (EC regulation 1171/2009);
- IFRIC 13: Customer Loyalty Programmes (EC regulation 1262/2008);
- IFRIC 14: The limit of a Defined Benefit Assets, Minimum Funding Requirements and their Interaction (EC regulation 1263/2008).

As regards the new version of IAS 1 "Presentation of Financial Statements" and the adoption of the statement of comprehensive income, see Section 2 above - General Principles.

In addition, it should be noted that the revisions to IFRS 7 include the requirement that valuations at fair value be classified on the basis of a hierarchy of levels that reflects the significance of the inputs used in the valuations.

Both these revisions are included in those incorporated in the referenced first amendment to Circular 262/2005 of Banca d'Italia (see Section 1).

The entry into force of IFRS 8 "Operating Segments" had no impact on segment reporting (Part L of the Notes to Accounts) since the criteria used to prepare the segment reporting, as determined on the basis of the previous IAS 14 which has now been replaced, are the same as those used to provide information to the highest operational decision-making level as required by the new standard.

The adoption of the other standards and interpretations cited also had no effect on the balance sheet or income statement of the consolidated financial statements.

The European Commission also transposed some accounting principles which have become effective after December 31, 2009, for which the Group did not avail itself of the possibility to implement them in advance. These principles are:

- Improvements to IFRSs (EC regulation 70/2009) (only for revisions to IFRS1 and IFRS5);
- IAS 27: Consolidated and Separate Financial Statements (EC regulation 494/2009);
- Revised IFRS 1: First Time Adoption of IFRSs (EC regulation CE 1136/2009);
- IFRS 3: Business Combination (EC regulation 495/2009);
- IFRIC 12: Service Concession Arrangements (EC regulation 254/2009);
- IFRIC 15: Agreements for the Construction of Real Estate (Reg. CE 636/2009);
- IFRIC 16: Hedges of a Net Investment in a Foreign Operation (EC regulation 460/2009);
- IFRIC 17: Distribution of Non-Cash Assets to Owners (EC regulation 1142/2009);
- IFRIC 18: Trasfers of Assets from Customers (EC regulation 1164/2009);
- Amendments to IAS 32: Financial Instruments - Presentation - Classification of Rights issues (EC regulation 1293/2009);
- Amendments to IAS 39 Financial Instruments: Recognition and Measurement - Eligible Hedged Items (EC regulation 839/2009).

It should also be noted that the new IFRS 3: Business Combinations, introduces the option of measuring minority interests at fair value, with the result that the entire goodwill of the company acquired is reported.

In addition, this standard:
- specifies, that in the event control is acquired by purchasing interests in the company in successive phases, these must be measured at fair value on the date control is acquired, with any differences in valuation posted to the income statement;
- indicates that transaction costs incurred as a part of business combination transactions must be recorded in the income statement;
- provides further clarifications concerning the valuation, on the purchase date, of assets and liabilities acquired;
- introduces the requirement to measure at fair value any amounts that the purchaser must pay to the seller upon the occurrence of predetermined circumstances following the acquisition date.

In keeping with the revision of IFRS 3, the IASB also revised IAS 27 indicating, among other things, that:
- purchases of minority equity investments or the sale of a portion of shares held that does not result in the loss of control of the associate must be recorded under shareholders' equity;
- if there is a loss of control over a subsidiary, the seller must record any remaining interest at fair value with differences posted to the income statement.

The required changes are under examination. We do not in any case believe that these standards will have any significant impact on our income statement or balance sheet.

As at December 31, 2009 the IASB had issued or reviewed the following accounting principles:
- Amendments to IFRSs;
- Amendments to IFRS 2: Group Cash-settled Share-Based Payment Transactions;
- Amendments to IFRS 1: Additional Exemptions for First-Time Adopters;
- Revised IAS 24: Related Party Disclosures;
- Amendments to IFRIC 14 - Prepayments of a Minimum Funding Requirement;
- IFRIC 19: Extinguishing Financial Liabilities with Equity Instruments;
- IFRS 9: Financial Instruments.

However, the adoption of these principles by the Group is subject to transposition thereof by the European Union.

Starting from opening balances as at January 1st, 2008, exchange differences relating to net foreign investments (subsidiaries, associates or joint ventures) have been reclassified in Group equity as 'exchange differences' in item 140 Valuation Reserves. These exchange differences were previously recognized as 'other retained profit' in item 170 Reserves.

For the sake of comparability we have therefore restated the December 2008 balance-sheet figures, the notes to the accounts and the statement of changes to shareholders' equity to take these effects into account.

The consolidated accounts are audited by KPMG S.p.A. pursuant to LD 58/98 dated February 24, 1998 and the resolution passed by the Shareholders' Meeting on May 10, 2007, as are the accounts of UniCredit SpA, the Parent Company.

The UniCredit Group published its consolidated financial half-year report as at June 30, 2009, its consolidated interim reports at March 31, and September 30, 2009 within the legal time limits and as prescribed by CONSOB, and the Consolidated Interim Report as at September 30, 2009 on which a limited audit was performed, included in the Prospectus filed with Consob at January 8, 2010.

The Board of Directors approved these Accounts on March 16, 2010 and authorized the publication of the essential figures.

The whole document is lodged with the competent offices and entities as required by law.

Part A - Accounting Policies (Continued)

A.2 - The Main Items of the Accounts

1 - Held-for-Trading Financial Assets (HfT)

A financial asset is classified as held for trading if it is:
- acquired or incurred principally for the purpose of selling or repurchasing it in the near term;
- part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking;
- a derivative (except for derivatives which constitute financial guarantees, see § 18, and derivatives designated as hedging instruments - see § 6).

On initial recognition an HfT financial asset is measured at its fair value excluding transaction costs and income which are directly recognized in profit and loss even when directly attributable to the acquisition or issue of the financial asset.

After initial recognition these financial assets are measured at their fair value through profit or loss.

A gain or loss arising from sale or redemption or a change in the fair value of a HfT financial asset is recognised in profit or loss in item 80 "Gains (losses) on financial assets and liabilities held for trading", with the exception of financial derivatives relating to a fair value option of which gains and losses, whether realised or measured, are booked in item 110. "Gains (losses) on financial assets/liabilities at fair value through profit and loss" (please see § 5). If the fair value of a financial asset falls below zero it is recognised in item 40 "Financial liabilities held for trading".

A derivative is a financial instrument or other contract with all three of the following characteristics:
- its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable (usually called the 'underlying');
- it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors;
- it is settled at a future date.

An embedded derivative is a component of a hybrid (combined) instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. A derivative that is attached to a financial instrument but is contractually transferable independently of that instrument, or has a different counterparty from that instrument, is not an embedded derivative, but a separate financial instrument.

An embedded derivative is separated from the host contract and recognised as a derivative if:
- the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative;
- the hybrid (combined) instrument is not measured at fair value through profit or loss.

If it is necessary to separate an embedded derivative from its host contract, but it is not possible to measure the embedded derivative separately either at acquisition or at a subsequent financial reporting date, the entire combined contract is treated as a financial asset or financial liability at fair value through profit or loss.

When an embedded derivative is separated, the host contract is recognised according to its category.

2 - Available-for-sale Financial Assets (AfS)

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as loans and receivables, held-to-maturity investments, financial assets held for trading or financial assets at fair value through profit or loss. These assets are held for an indefinite period of time and for the purpose of ensuring liquidity and responding to changes in interest rates, exchange rates and prices.

AfS financial assets are money market instruments, other debt instruments or equity instruments.

On initial recognition, an AfS financial asset is measured at fair value plus transaction costs and income directly attributable to the instrument, less fees and commissions.

Interest on interest-bearing instruments is recognised at amortised cost using the effective interest rate method.

In subsequent periods available-for-sale financial assets are measured at fair value, the interest at amortized cost being recognized in the income statement. Gains or losses arising out of changes in fair value are recognised in equity item 140 "Revaluation reserves" - except losses due to impairment and exchange rate gains or losses on monetary items (debt instruments) which are recognised under item 130. b) "Impairment losses on AfS available for sale financial assets" and item 80 "Gains (losses) on financial assets and liabilities held for trading" respectively - until the financial asset is sold, at which time cumulative gains and losses are recognised in profit or loss in item 100. b) "Gains (losses) on disposal or repurchase of AfS financial assets".

The fair value changes recorded in item 140 "Revaluation reserves" are also reported in the Statement of Comprehensive Income.

Equity instruments (shares) not listed in an active market and whose fair value cannot be reliably determined are valued at cost.

If there is objective evidence of an impairment loss on an available-for-sale financial asset, the cumulative loss that had been recognised directly in equity item 140 "Revaluation reserves", is removed from equity and recognised in profit or loss under item 130. b) "Impairment losses Available for sale financial assets".

In respect of debt instruments, any circumstances indicating that the borrower is experiencing financial difficulties which could prejudice the collection of the principal or interest, represent an impairment loss.

Lasting loss of value of equity instruments is assessed on the basis of indicators such as fair value below cost and adverse changes in the environment in which the company operates, as well as the issuer's debt service difficulties.

If the fall in fair value below cost is more than 50% or lasts for more than 18 months, the loss of value is considered lasting.

If however the fall in the fair value of the instrument is over 20% but less than or equal to 50% or continues for no less than 9 but no longer than 18 months, the Group analyses further income and market indicators.

If the results of the analysis are such as to prejudice the recovery of the amount originally invested, a lasting loss of value is recognized.
The amount taken to profit and loss is the difference between the carrying amount (acquisition cost less any impairment loss already recognized in profit or loss) and current fair value.

Where instruments are valued at cost, the amount of the loss is determined as the difference between their carrying value and the present value of estimated future cash flows, discounted at the current market yield on similar financial assets.

If, in a subsequent period, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed and the amount of the reversal is recognised in the same profit or loss item. The reversal cannot result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available for sale are not reversed through profit or loss, but recognised at equity, even when the reasons for impairment no longer obtain.

3 - Held to Maturity Investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity for which there is the positive intention and ability to hold to maturity.

If, during the financial year, more than an insignificant amount of held-to-maturity investments are sold or reclassified before maturity, the remaining HtM financial assets are reclassified as available-for-sale and no financial assets are classified as HtM investments for the two following financial years, unless the sales or reclassifications:

- are so close to maturity or the financial asset's call date that changes in the market rate of interest would not have a significant effect on the financial asset's fair value;
- occur after substantially all of the financial asset's original principal has been collected through scheduled payments or prepayments;
- are attributable to an isolated event that is beyond the reporting entity's control, is non-recurring and could not have been reasonably anticipated.

After initial recognition at its fair value, which will usually be the price paid including transaction costs and income directly attributable to the acquisition or provision of the financial asset (even if not yet settled), a held-to-maturity financial asset is measured at amortised cost using the effective interest method. A gain or loss is recognised in profit or loss in item 100. c) "Gains (losses) on disposal of HtM financial assets" when the financial asset is derecognised.

Part A - Accounting Policies (Continued)

If there is objective evidence that a held-to-maturity investment is impaired, the impairment loss is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted using the original effective interest rate of the financial asset. The carrying amount of the asset is reduced accordingly and the loss is recognised in profit or loss under item 130. c) "Impairment losses held-to-maturity investments".

If, in a subsequent period, the amount of an impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment loss was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed. The reversal cannot result in a carrying amount of the financial asset in excess of what the amortised cost would have been had the impairment not been recognised. The amount of the reversal is recognised in the same profit or loss item.

4 - Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are recognised on the date of contract signing, which normally coincides with the date of disbursement to the borrower.

These items include debt instruments with the same characteristics or that are subject to portfolio reclassification in accordance with the rules of IAS 39 (see Part A.3.1 below - Transfers between portfolios) and the net value of finance leases of assets under construction or awaiting lease, provided the leases have the characteristics of contracts entailing the transfer of risk.

After initial recognition at fair value, which usually is the price paid including transaction costs and income which are directly attributable to the acquisition or issuance of the financial asset (even if not paid), a loan or receivable is measured at amortised cost using the effective interest method, allowances or reversals of allowances being made where necessary on remeasuring.

A gain or loss on loans and receivables that are not part of a hedging relationship is recognised in profit or loss:
- when a loan or receivable is derecognised: in item 100. a) "Gains (losses) on disposal";

or:
- when a loan or receivable is impaired: in item 130. a) "Impairment losses loans and receivables".

Interest on loans and receivables is recognised in profit or loss on an accrual basis under item 10 "Interest income and similar revenue".

Delay interest is taken to the income statement on collection or receipt.

A loan or receivable is deemed impaired when it is considered that it will probably not be possible to recover all the amounts due according to the contractual terms, or equivalent value.

Allowances for impairment of loans and receivables are based on the present value of expected net cash flows of principal and interest; in determining the present value of future cash flows, the basic requirement is the identification of estimated collections, the timing of payments and the rate used.

The amount of the loss on impaired exposure classified as non-performing, doubtful or restructured according to the categories specified below, is the difference between the carrying value and the present value of estimated cash flows discounted at the original interest rate of the financial asset.

In the first year of the transition to IAS/IFRS (2005) and subsequently, if the original interest rate of a financial asset being discounted cannot be found, or if finding it would be excessively onerous, the average rate was applied that was recorded for positions with similar characteristics, which had not deteriorated in the year in which the original deterioration of the asset concerned occurred. For all fixed-rate positions, the rate determined in this manner was also held constant in future years.

Recovery times are estimated on the basis of any repayment schedules agreed with the borrower or included in a business plan or reasonably predictedi, based on historical recovery experience observed for similar classes of loans, taking into account the type of loan, the geographical location, the type of security and any other factors considered relevant.

Loans and receivables are reviewed to identify those that, following events occurring after initial recognition, display objective evidence of possible impairment. These problem loans are reviewed and analysed periodically at least once a year. Any subsequent change vis-à-vis initial expectations of the amount or timing of expected cash flows of principal and interest causes a change in allowances for impairment and is recognised in profit or loss in item 130. a) "Impairment losses loans and receivables".

In the Notes to the Accounts, write-downs of impaired loans are classified as specific in the relevant income statement item even when the calculation is flat-rate or statistical, as indicated below.

If the quality of the loan or receivable has improved and there is reasonable certainty that principal and interest will be recovered in a timely manner according to contractual terms, a reversal is made in the same profit or loss item, within the amount of the amortised cost that there would have been if there had been no impairments.

Derecognition of a loan or receivable in its entirety is made when the loan or receivable is deemed to be irrecoverable or is written off. Write-offs are recognised directly in profit or loss under item 130. a) "Impairment losses loans and receivables" and reduce the amount of the principal of the loan or receivable. Reversals of all or part of previous impairment losses are recognised in the same item.

Loans under renegotiation involving a debt/equity swap are valued, pending swap finalization, on the basis of the conversion agreements entered into on the balance-sheet date.

Please see Section A.3 below for the method used to calculate the fair value of shares arising from these transactions. Any negative differences between the value of the loans and that of the shares are taken to profit and loss as write-downs.

Impaired loans and receivables are divided into the following categories:

- **Non-performing loans** - formally impaired loans, being exposure to insolvent borrowers, even if the insolvency has not been recognised in a court of law, or borrowers in a similar situation: measurement is on a loan-by-loan or portfolio basis;
- **Doubtful loans** - exposure to borrowers experiencing temporary difficulties, which the Group believes may be overcome within a reasonable period of time. Doubtful loans also include loans not classified as non-performing granted to borrowers other than government entities where the following conditions are met:
  - They have fallen due and remained unpaid for more than 270 days (or for more than 150 or 180 days for consumer credit exposure with an original term of less than 36 months, or 36 months or over, respectively);
  - The amount of the above exposure to the same borrower and other defaulted payments that are less than 270 days overdue, is at least 10% of the total exposure to that borrower.

Doubtful loans are valued analytically when special elements make this advisable or by applying analytically flat percentages on a historical or stochastic basis in the remaining cases.

- **Restructured loans** - exposure to borrowers with whom a rescheduling agreement has been entered into including renegotiated pricing at interest rates below market, the conversion of part of a loan into shares and/or reduction of principal: measurement is on a loan-by-loan basis, including discounted cost due to renegotiation of the interest rate at a rate lower than the original contractual rate.
- **Past-due loans** - total exposure to any borrower not included in the other categories, who at the balance-sheet date has expired facilities or unauthorised overdrafts that are more than 90 days past due. Retail loans to public-sector entities and companies resident or established in Italy are considered impaired where there are overdue or unauthorized exposures for more than 180 instead of 90 days. Total exposure is recognised in this category if, at the balance-sheet date, either:
  - the expired or unauthorised borrowing;

  or:
  - the average daily amount of expired or unauthorised borrowings during the last preceding quarter are equal to or exceed 5% of total exposure.

Overdue exposures are valued at a flat rate on a historical or stochastic basis by applying where available the risk rating referred to LGD - Loss given Default under Basel 2.

Collective assessment is used for groups of loans for which individually there are no indicators of impairment, but to which latent impairment can be attributed, inter alia on the basis of the risk factors in use under Basel 2.

Each loan with similar characteristics in terms of credit risk - in relation to loan type, the borrower's sector of economic activity, geographical location, type of security or other relevant factors - is assessed in terms of its PD (Probability of Default) and LGD (Loss Given Default); these are uniform for each class of loan.

The procedure adopted supplements Basel 2 directives with IFRS, which do not include future losses on loans and receivables which have not been sustained, but do take into account losses already sustained but not manifest at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the assets being measured.

The average time elapsed from deterioration of borrowers' financial condition to the recognition of impairment losses, in relation to any homogeneous group of exposures, is the *Loss Confirmation Period.*

The portfolio valuation is the product of the risk factors used under Basel 2 (with a one-year time horizon) and the above loss confirmation periods expressed as part of a year and diversified according to asset class on the basis of the characteristics and development level of the credit processes.

If these indicators are not available, estimated value and standard loss percentages, based on internal historical series and sectoral studies, shall be used.

Part A - Accounting Policies (CONTINUED)

Allowances for unsecured loans to residents of countries experiencing debt service difficulties, where the transfer risk is not included in the rating system applied, are generally determined, country by country, with the aim of attributing latent impairment on the basis of shared parameters.

Allowances for impairment reduce the loan or receivable's carrying amount. The risk inherent in off-balance-sheet items, such as loan commitments, is recognised in profit or loss under item 130. d) "Impairment losses other financial assets" offsetting the liability item 120. b) "Provisions: other provisions" (except for losses due to impairment of guarantees and comparable credit derivatives under IAS 39, offsetting item 100 "Other liabilities").

Loans and receivables also include according to the applicable product breakdown, loans securitised after January 1, 2002 which cannot be derecognised under IAS 39 (see § 18 - Other Information - Derecognition).

Corresponding amounts received for securitised loans net of the amount of any retained risk (issued securities retained in the portfolio) are recognised in liability items 10 "Deposits from banks" and 20 "Deposits from customers".

Both assets and liabilities are measured at amortised cost and interest received is recognised through profit or loss.

Impairment losses on retained risk securities (arising out of securitisation transactions carried out by the entity) are recognised in item 130. a) "Impairment losses (a) loans and receivables".

5 - Financial Instruments at Fair Value through Profit and Loss (FlaFV)

Any financial asset may be designated as a financial instrument measured at fair value through profit and loss on initial recognition, except for the following:
- investments in equity instruments for which there is no price quoted in active markets and whose fair value cannot be reliably determined;
- derivatives.

FlaFV include non-HfT financial assets, but whose risk is:
- connected with debt positions measured at fair value (see also item 15 "Financial liabilities at fair value through profit and loss");
- and managed by the use of derivatives not treatable as hedges.

FlaFV are accounted for in a similar manner to HfT financial assets (see § 1), however gains and losses, whether realised or not, are recognised in item 110 "Gains (losses) on financial assets and liabilities measured at fair value".

6 - Hedge Accounting

Derivative hedging instruments are of three types:
- Fair value hedge: a hedge of the exposure to changes in fair value of a recognised asset or liability, or an identifiable portion of such an asset or liability;
- Cash flow hedge: a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction which could affect profit or loss;
- Hedge of a net investment in a foreign operation.

A hedging relationship qualifies for hedge accounting if there is formal designation and documentation of the hedging relationship including the risk management objective, the strategy for undertaking the hedge, and how the hedging instrument's effectiveness will be assessed. It is necessary to assess the hedge's effectiveness, at inception and in subsequent periods. in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk.

A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, it is determined prospectively to remain highly effective, i.e. that the hedge ratio is within a range of 80-125 per cent. The hedge is assessed on an ongoing basis and thus must prospectively remain highly effective throughout the financial reporting periods for which the hedge was designated.

The assessment of effectiveness is made at each balance-sheet date or other reporting date.
If the assessment does not confirm the effectiveness of the hedge, from that time on hedge accounting is discontinued in respect of the hedge and the hedging derivative is reclassified as a held-for-trading instrument.

In addition, the hedging relationship ceases when the hedging instrument expires or is sold, terminated or exercised; the hedged item is sold, expires or is repaid; or it is no longer highly probable that the forecast transaction will occur.

Hedging instruments are so designated when identifiable with an ultimate counterparty outside the Group.

Hedging derivatives are measured at fair value. Specifically:

- **Fair Value Hedging** - an effective fair value hedge is accounted for as follows: the gain or loss from remeasuring the hedging instrument at fair value is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting"; the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised through profit or loss in the same item.
  If the hedging relationship is terminated for reasons other than the sale of the hedged item, this is measured according to the original criterion dictated by the accounting standard applied to the relevant portfolio. In the case of interest-bearing instruments, the difference between the carrying amount of the hedged item on termination of the hedging and the carrying amount it would have had if the hedge had never existed, is recognised through profit or loss in interest receivable or payable over the residual life of the original hedge. The difference in fair value of the hedging derivative since the latest effectiveness testing date is recognised in profit or loss under item 90 "Fair value adjustments in hedge accounting". If the hedged item is sold or repaid, the unamortised portion of fair value is at once recognised through profit or loss in the item 100. "Gains (losses) on disposal or repurchase";
- **Cash Flow Hedging** - the portion of the gain or loss on a cash flow hedging instrument that is determined to be an effective hedge is recognised initially in equity item 140 "Revaluation reserves". The ineffective portion of the gain or loss is recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting". If a cash flow hedge is determined to be no longer effective or the hedging relationship is terminated, the cumulative gain or loss on the hedging instrument that remains recognised in "Revaluation reserves" from the period when the hedge was effective remains separately recognised in "Revaluation reserves" until the forecast transaction occurs or is determined to be no longer possible; in the latter case gains or losses are transferred through profit or loss to 80 "Gains and losses on financial assets/liabilities held for trading".

  The fair value changes recorded in item 140 "Revaluation reserves" are also disclosed in the Statement of Comprehensive Income;

- **Hedging a Net Investment in a Foreign Operation** - hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges:
  - the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in item 140 "Revaluation reserves" through the statement of changes in equity;
  - the ineffective portion is however recognised through profit or loss in item 90 "Fair value adjustments in hedge accounting".

  The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognised directly in equity is recognised through profit or loss on disposal of the foreign operation;
  The fair value changes recorded in item 140 "Revaluation reserves" are also disclosed in the Statement of Comprehensive Income;

- **Macro-hedged Financial Assets (Liabilities)** - IAS 39 allows a fair-value item hedged against interest rate fluctuations to be not only a single asset or liability but also a monetary position contained in a number of financial assets or liabilities (or parts of them); accordingly, a group of derivatives can be used to offset fair-value fluctuations in hedged items due to changes in market rates. Macrohedging may not be used for net positions resulting from the offsetting of assets and liabilities. As for fair value hedges, macrohedging is considered highly effective if, at the inception of the hedge and in subsequent periods, changes in the fair value attributable to the hedged position are offset by changes in fair value of the hedging instrument and if the hedge ratio is within the range of 80-125 per cent. Net changes - gains or losses - in the fair value of macrohedged assets and liabilities are recognised in asset item 90 and liability item 70 respectively and offset the profit and loss item 90 "Fair value adjustments in hedge accounting".

The ineffectiveness of the hedging arises to the extent that the change in the fair value of the hedging item differs from the change in the fair value of the hedged monetary position. The extent of hedge ineffectiveness is in any case recognised in profit and loss item 90 "Fair value adjustments in hedge accounting".

If the hedging relationship is terminated, for reasons other than the sale of the hedged items, the remeasurement of these items is recognised through profit or loss in interest payable or receivable, for the residual life of the hedged financial assets or liabilities.

If the latter are sold or repaid, unamortised fair value is at once recognised through profit and loss in item 100 "Gains (losses) on disposal or repurchase".

Part A - Accounting Policies (Continued)

7 - Equity Investments

The principles governing the recognition and measurement of equity investments under IAS 27 Consolidated and Separate Financial Statements, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures, are given in detail in Part A.1, Section 3 - Consolidation Procedures and Scope.

Remaining interests other than subsidiaries, associates and joint ventures, and interests recognised in items 150 "Non-current assets and disposal groups held for sale" and 90 "Liabilities included in disposal groups classified as held for sale" (see § 10) - are classified as AfS financial assets or financial assets at fair value through profit and loss and treated accordingly (see § 2 and 5).

8 - Property, Plant and Equipment (Tangible Assets)

The item includes:

- Land;
- Buildings;
- furniture and fixtures;
- plant and machinery;
- other machinery and equipment;
- leasehold improvements;

and is divided between:

- assets used in the business;
- assets held as investments.

Assets used in the business are held for use in the production or supply of goods or services or for administrative purposes and are expected to be used during more than one period. This category also (conventionally) includes assets to be let or under construction and to be leased under a finance lease, only for those finance leases which provide for retention of risk by the lessor until the acceptance of the asset by the lessee and the start of rentals under the finance lease, (see also § 4 for finance leases with risk transfer).

The item includes assets used by the Group as lessee under a finance lease, or let/hired out by the Group as lessor under an operating lease.

Leasehold improvements (included in the above items) are leasehold improvements and costs relating to property, plant and equipment which can be separately identified, usually borne in order to make leased premises fit for the expected use.

Improvements and additional expenses relating to property, plant and equipment which cannot be separately identified, are recognised in item 160 "Other assets".

Assets held for investment purposes are properties covered by IAS 40, i.e. properties held (owned or under a finance lease) in order to derive rentals and/or a capital gain.

Property, plant and equipment are initially recognised at cost including all costs directly attributable to bringing the asset into use (transaction costs, professional fees, direct transport costs incurred in bringing the asset to the desired location. installation costs and dismantling costs).

Subsequent costs are added to the carrying amount or recognised as a separate asset only when it is probable that there will be future economic benefits in excess of those initially foreseen and the cost can be reliably measured.

All other expenses borne at a later time (e.g. normal maintenance costs) are recognised in the year they are incurred in profit and loss items:

180. b) "General and administrative expenses", if they refer to assets used in the business;
or:
220. "Other net operating income", if they refer to property held for investment.

After being recognised as an asset, an item of property, plant and equipment is carried at cost less any accumulated depreciation and any cumulative impairment losses.

Exceptions are made for property investments underlying liabilities whose yield is linked to their fair value. For these latter assets the fair value model as per IAS 40 paragraph 32A is used.

An item with a finite useful life is subject to straight-line depreciation.

Residual useful life is usually assessed as follows:

Buildings	max. 50 years;
Movables	max. 25 years;
Electronic equipment	max. 15 years;
Other	max. 10 years;
Leasehold Improvements	max. 25 years.

An item with an indefinite useful life is not depreciated, nor is an asset the residual value of which is equal to or greater than its carrying amount.

Land and buildings are recognised separately, even if acquired together. Land is not depreciated since it usually has an indefinite useful life. Buildings, conversely, have a finite useful life and are therefore subject to depreciation.

The useful life of an asset is reviewed at each accounting period-end at least and, if expectations differ from previous estimates, the depreciation amount for the current and subsequent financial years is adjusted accordingly.

If there is objective evidence that an asset has been impaired. the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e., the present value of future cash flow expected to originate from the asset. Any value adjustment is recognised in profit and loss item 200. "Impairment/ write-backs on property, plant and equipment".

If the value of a previously impaired asset is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there had been no losses recognised on the prior-year impairment.

An item of property, plant and equipment is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in profit and loss item 270. "Gains (losses) on disposal of investments".

9 - Intangible Assets

An intangible asset is an identifiable non-monetary asset without physical substance, controlled by the Group and from which future economic benefits are probable.

Intangible assets are principally goodwill, software, brands and patents.

This item also includes intangible assets used by the Group as lessee under finance leases or as lessor under operating leases (rental/hire).

Intangible assets other than goodwill are recognised at purchase cost, i.e. including any cost incurred to bring the asset into use, less accumulated amortisation and impairment losses.

An intangible asset with a finite life is subject to straight-line amortisation over its estimated useful life.

Residual useful life is usually assessed as follows:

Software	max. 10 years;
Other intangible assets	max. 20 years.

Intangible assets with an indefinite life are not amortized.

If there is objective evidence that an asset has been impaired, the carrying amount of the asset is compared with its recoverable value, equal to the greater of its fair value less selling cost and its value in use, i.e. the present value of future cash flows expected to originate from the asset. Any impairment loss is recognised in profit and loss item 210. "Impairment/ write-backs on intangible assets".

For an intangible asset with indefinite life even if there are no indications of impairment, the carrying amount is compared annually with its recoverable value. If the carrying amount is greater than the recoverable value, the difference is recognised in profit and loss item 210. "Impairment/write-backs on intangible assets".

Part A - Accounting Policies (Continued)

If the value of a previously impaired intangible asset, other than goodwill is restored, its increased carrying amount cannot exceed the net carrying amount it would have had if there were no losses recognised on the prior-year impairment.

An intangible asset is derecognised on disposal or when no future economic benefits are expected from its use or sale in the future and any difference between sale proceeds and carrying value is recognised in the profit and loss item 270. "Gains (losses) on disposal of investments".

Goodwill

Goodwill is the excess of the cost of a business combination over the net fair value of the identifiable assets and other items acquired at the acquisition date.

Goodwill arising on the acquisition of a subsidiary or a proportionately consolidated joint-venture is recognised as an intangible asset. Goodwill arising from the acquisition of non-controlling interests is recognised through investments in associates.

Goodwill is recognised at cost less any cumulative impairment losses and is not amortised.

Goodwill is impairment tested annually, as for other intangible assets with an indefinite useful life. To this end it is allocated to the Group's business areas identified as the Cash Generating Units (CGUs).
Goodwill is monitored by the CGUs at the lowest level in line with its business model.

Impairment losses on goodwill are recognised in profit and loss item 260. "Impairment losses on goodwill". In respect of goodwill, no write-backs are allowed.

Please see Part B Section 13.3 Intangible Assets - Further Information below for further information on intangibles, goodwill, the CGUs and impairment testing for these.

10 - Non-Current Assets Held for Sale

Non-current assets and the group of associated liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable, are recognised in item 150 "Non-current assets and disposal groups held for sale" and item 90. "Liabilities associated with held-for-sale assets" respectively at the lesser of the carrying amount and fair value net of disposal costs.

The balance of revenue and expense relating to discontinued assets and liabilities (dividends, interest, etc.) and of their measurement as determined above, net of current and deferred tax, is recognised in the item 310. "Gains (losses) on groups of assets held for sale net of tax".

The revaluation reserves relating to Non-current assets held for sale, which are recorded as a contra item to changes in value relevant for this purpose (see Part A.1 - General, Section 2 General Principles), are reported separately in the Statement of Comprehensive Income.

11 - Current and Deferred Tax

Income tax, calculated in accordance with local tax regulations, is recognised as a cost in relation to the taxable profit for the same period.

A deferred tax asset (item 140. b)) is recognised for all deductible temporary differences to the extent that it is probable that in the future taxable profit will be available against which the asset can be utilised, unless it arises from the initial recognition of an asset or a liability in a transaction which:

- is not a business combination; and
- at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

A deferred tax liability is recognised for all taxable temporary differences, unless the deferred tax liability arises from:

- the initial recognition of goodwill; or
- the initial recognition of an asset or liability in a transaction which:
  - is not a business combination; and
  - at the time of the transaction, affects neither accounting profit nor taxable profit (tax loss).

Deferred tax assets and liabilities are recognised at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the time of recognition.

A deferred tax liability is recognised for all taxable temporary differences associated with investments in subsidiaries or associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:
- the Parent, investor or venturer is able to control the timing of the reversal of the temporary difference; and
- it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recognised for all deductible temporary differences arising from investments in subsidiaries and associates, and interests in joint ventures, to the extent that, and only to the extent that, it is probable that:
- the temporary difference will reverse in the foreseeable future; and
- taxable profit will be available against which the temporary difference can be utilised.

Deferred tax assets and liabilities are offset when owed to (or by) the same tax authority and the right to offset is recognised in law.

Current and deferred tax is recognised in profit and loss item 290. "Tax expense (income) related to profit or loss from continuing operations", except tax referred to items debited or credited directly to equity, in the same or another year, such as those relating to AfS financial assets or to changes in the fair value of cash flow hedging instruments, the changes in value of which are recognised directly in the revaluation reserves net of tax.

12 - Provisions for Risks and Charges

Retirement Payments and Similar Obligations

Retirement provisions - i.e. provisions for employee benefits paid after leaving employment - are classified as defined contribution plans or defined-benefit plans according to the economic nature of the plan.

In detail:
- Defined-benefit plans provide a series of benefits depending on factors such as age, years of service and compensation needs. Under this type of plan actuarial and investment risks are borne by the company.
- Defined-contribution plans are plans under which the company makes fixed contributions. Benefits are the result of the amount of contributions paid and return on contributions invested. The employer has no risk under this type of plan. since it has no legal or implicit obligation to make further contributions, should the plan assets not be sufficient to provide benefit to all employees. Therefore, under this type of plan actuarial and investment risks are borne by the employee.

Defined-benefit plans are present-valued by an external actuary using the unit credit projection method.

This method distributes the cost of benefits uniformly over the employee's working life. Obligations are the present value of average future benefits pro rata to the ratio of years of service to seniority at the time of benefit payment.

The amount recognised as a liability in item 120.a) is the present value of the obligation at the Balance Sheet Date, plus or minus any actuarial gains or losses not recognised in the Accounts under the 'corridor' method, which permits non-recognition of these when they do not exceed 10% of the present value of the obligation and 10% of the fair value of any plan asset, less any pension charges relating to benefits already provided but not recognised, less the fair value at the Balance Sheet Date of plan assets due to settle the obligations directly.

The discount rate used to present-value obligations (whether financed or not) relating to benefits to be provided after retirement varies according to the country where the liabilities are allocated and is determined on the basis of market yield at the Balance Sheet Date of prime issuers' bonds with an average life in keeping with that of the relevant liability.

Other Provisions

Provisions for risks and charges are recognised when:
- The entity has a present obligation (legal or constructive) as a result of a past event;
- It is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and
- a reliable estimate can be made of the amount of the obligation.

If these conditions are not met, no liability is recognised.

The amounts recognised as provisions are the best estimate of the expenditure required to settle the present obligation. The risks and uncertainties that inevitably surround the relevant events and circumstances are taken into account in reaching the best estimate of a provision.

Part A - Accounting Policies (Continued)

Where the effect of the temporary value of money is material, the amount of a provision should be the present value of the expenditure expected to be required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the temporary value of money and the risks specific to the liability.

Provisions are reviewed periodically and adjusted to reflect the current best estimate. If it becomes clear that it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognised.

Allocations made in the year are recognised in profit and loss item 190. "Provisions for risks and charges" and include increases due to the passage of time; they are also net of any re-attributions.

"Other provisions" also include obligations relating to benefits due to agents, specifically supplementary customer portfolio payments, merit payments, contractual payments and payments under non-competition agreements, which are measured as per defined benefit plans; accordingly these obligations are calculated using the unit credit projection method (see above under Retirement Payments and Similar Obligations).

13 - Liabilities, Securities in Issue and Subordinated Loans

Liabilities, securities in issue and subordinated loans are initially recognised at fair value, which is normally the consideration received less transaction costs directly attributable to the financial liability. Subsequently these instruments are measured at amortised cost using the effective interest method.

Hybrid debt instruments relating to equity instruments, foreign exchange, credit instruments or indexes, are treated as structured instruments.
The embedded derivative is separated from the host contract and recognised as a derivative, provided that separation requirements are met, and recognised at fair value. Any subsequent changes in fair value are recognised in profit and loss item 80 "Gains (losses) on financial assets and liabilities held for trading".

The difference between the total amount received and the fair value of the embedded derivative is attributed to the host contract.

Instruments convertible into treasury shares imply recognition, at the issuing date, of a financial liability and of the equity part, recognised in item 160 "Equity instruments", if a physical delivery settles the contract.

The equity part is measured at the residual value, i.e., the overall value of the instrument less the separately determined value of a financial liability with no conversion clause and the same cash flow.

The financial liability is recognised at amortised cost using the effective interest method.

Securities in issue are recognized net of repurchased amounts; the difference between the carrying value of the liability and the amount paid to buy it in is taken to profit and loss under item 100.d) "Gains (losses) on buy-ins of financial liabilities". Subsequent replacement by the issuer is considered as a new issue and generates no gains or losses.

Group debts do not include covenants (q.v. in the appended Glossary) that would cause default or restructuring events. There are no debt instruments involving convertibility to equity instruments (under IASB IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments, as issued by the IASB but not yet endorsed by the EU).

14 - Financial Liabilities Held for Trading

Financial liabilities held for trading include:
- derivatives that are not recognised as hedging instruments;
- obligations to deliver financial assets sold short;
- financial liabilities issued with an intention to repurchase them in the near term;
- financial liabilities that are part of a portfolio of financial instruments considered as a unit and for which there is evidence of a recent pattern of trading.

A HfT liability, including a derivative, is measured at fair value initially and for the life of the transaction, except for a derivative liability settled by delivery of an unlisted equity instrument whose fair value cannot reliably be measured, which is measured at cost.

15 - Financial Liabilities at Fair Value through Profit and Loss

Financial liabilities, as well as financial assets, could also be designated on initial recognition as measured at fair value, provided that:
- this designation eliminates or considerably reduces a lack of uniformity as between different methods of measurement of assets and liabilities and related gains or losses;

or
- a group of financial assets, financial liabilities or both are managed and measured at fair value under risk management or investment strategy which is internally documented with the entity's Board of Directors or equivalent body.

These transactions are recognised as per HfT financial liabilities, gains and losses, whether realised or not, being recognised in item 110 "Gains (losses) on financial assets and liabilities at fair value through profit and loss".

16 - Foreign Currency Transactions

A foreign currency transaction is recognised at the spot exchange rate of the transaction date.

Foreign currency monetary assets and liabilities are translated at the closing rate of the period.

Exchange differences arising from settlement of monetary items at rates different from those of the transaction date and unrealised exchange rate differences on foreign currency assets and liabilities not yet settled, other than assets and liabilities designated as measured at fair value and hedging instruments, are recognised in profit and loss item 80. "Gains and losses on financial assets and liabilities held for trading".

Exchange rate differences arising on a monetary item that forms part of an entity's net investment in a foreign operation whose assets are located or managed in a country or currency other than the euro are initially recognised in the entity's equity, and recognised in profit or loss on disposal of the net investment.

Non-monetary assets and liabilities recognised at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated at the closing rate. The exchange differences are recognised:
- in profit and loss if the asset is HfT; or
- in revaluation reserves if the asset is AfS.

Hedges of a net investment in a foreign operation are recognised similarly to cash flow hedges:
- the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in revaluation reserves;
- the ineffective portion is however recognised in profit and loss item 90. "Fair value adjustments in hedge accounting".

The assets and liabilities of fully consolidated foreign entities are translated at the closing exchange rate of each period. Gains and losses are translated at the average exchange rate for the period. Differences arising from the use of spot and weighted average exchange rates and from the remeasurement of a foreign operation's assets at the closing rate of the period are recognised in the revaluation reserves.

Any goodwill arising on the acquisition of a foreign operation whose assets are located or managed in a currency other than the euro, and any fair value adjustments of the carrying amounts of assets and liabilities are treated as assets and liabilities of the foreign operation, expressed in the functional currency of the foreign operation and translated at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange rate differences relating to the foreign operation are recognised in profit or loss when the gain or loss on disposal is recognised.

All exchange differences recorded under revaluation reserves in shareholders' equity are also reported in the Statement of Comprehensive Income.

Part A - Accounting Policies (Continued)

17 - Insurance Assets and Liabilities

IFRS 4 defines an insurance contract as a contract under which one party (the insurer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder.

These policies are recognised briefly as follows:
- in profit and loss item 160. "Other income (net) from insurance activities": gross premium including all amounts due during the year under insurance contracts, net of cancellations. Premium transferred to reinsurers during the year is also recognised in this item;
- in the liability item 130. "Insurance reserves": contractual obligations to policyholders, calculated analytically contract by contract using the prospective method, on the basis of demographic and financial projections currently used by the market;
- in the asset item 110. "Insurance reserves attributable to reinsurers": reinsurers' liabilities.

18 - Other Information

Business Combinations

A business combination is the bringing together of separate entities or businesses into one reporting entity.

A business combination may result in a Parent-subsidiary relationship in which the acquirer is the Parent and the acquiree a subsidiary of the acquirer.

A business combination may involve the purchase of the net assets, including any goodwill, of another entity rather than the purchase of the equity of the other entity (mergers).
IFRS 3 requires that all business combinations shall be accounted for by applying the purchase method, that involves the following steps:
- identifying an acquirer;
- measuring the cost of the business combination;

and
- allocating, at the acquisition date, the cost of the business combination to the assets acquired and liabilities and contingent liabilities assumed.

The cost of a business combination is the aggregate of the fair value, at the date of exchange, of assets given, liabilities incurred or assumed and equity instruments issued by the acquirer, in exchange for control of the acquiree, plus any costs directly attributable to the business combination.

The acquisition date is the date on which the acquirer effectively obtains control of the acquiree. When this is achieved through a single exchange transaction, the date of exchange coincides with the acquisition date.

However, a business combination may involve more than one exchange transaction, for example when it is achieved in stages by successive share purchases. When this occurs:
- the cost of the combination is the aggregate cost of the individual transactions; and
- the date of exchange is the date of each exchange transaction (i.e. the date that each individual investment is recognised in the financial statements of the acquirer), whereas the acquisition date is the date on which the acquirer obtains control of the acquiree.

The acquirer shall, at the acquisition date, allocate the cost of a business combination by recognising the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria.

The acquirer shall recognise the acquiree's identifiable assets, liabilities and contingent liabilities separately at the acquisition date only if they satisfy the following criteria at that date:
- in the case of an asset other than an intangible asset, it is probable that any associated future economic benefits will flow to the acquirer, and its fair value can be measured reliably;
- in the case of a liability other than a contingent liability, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and its fair value can be measured reliably;
- in the case of an intangible asset or a contingent liability, its fair value can be measured reliably.

Positive difference between the cost of the business combination and the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities so recognised is accounted for as goodwill.

After initial recognition, goodwill is measured at cost and tested for impairment at least annually.

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the acquirer shall reassess the fair values and recognise immediately any excess remaining after that reassessment in profit or loss.

Derecognition
Derecognition is the removal of a previously recognised financial asset or financial liability from an entity's balance sheet.

Before evaluating whether, and to what extent, derecognition is appropriate, under IAS 39 an entity should determine whether the relevant conditions apply to a financial asset in its entirety or to a part of a financial asset. The standard is applied to a part of financial assets being transferred if, and only if, the part being considered for derecognition meets one of the following conditions:
- the part comprises only specifically identified cash flows from a financial asset (or a group of assets), e.g. interest cash flows from an asset;
- the part comprises a clearly identified percentage of the cash flows from a financial asset, e.g., a 90 per cent share of all cash flows from an asset;
- the part comprises only a fully proportionate (pro rata) share of specifically identified cash flow, e.g. 90 per cent share of interest cash flows from an asset.

In all other cases, the standard is applied to the financial asset in its entirety (or to the group of similar financial assets in their entirety).

An entity shall derecognise a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the contractual rights to receive the cash flows of the financial asset to a non-Group counterparty.

Rights to cash flow are considered to be transferred even if contractual rights to receive the asset's cash flow are retained but there is an obligation to pay this cash flow to one or more entities and all the following conditions are fulfilled (pass-through agreement):
- there is no obligation on the Group to pay amounts not received from the original asset;
- sale or pledge of the original asset is not allowed, unless it secures the obligation to pay cash flow;
- the Group is obliged to transfer forthwith all cash flows received and may not invest them, except for liquidity invested for the short period between the date of receipt and that of payment, provided that the interest accrued in that period is paid on.

Recognition is also subject to verification of effective transfer of all the risks and rewards of ownership of the financial asset (true sale). If the entity transfers substantially all the risks and rewards of ownership of the financial asset, the entity shall derecognise the asset (or group of assets) and recognise separately as assets or liabilities any rights and obligations created or retained in the transfer.

Conversely, if the entity substantially retains all the risks and rewards of ownership of the asset (or group of assets), the entity shall continue to recognise the transferred asset(s). In this case it is necessary to recognise a liability corresponding to the amount received under the transfer and subsequently recognise all income accruing on the asset or expense accruing on the liability.

The main transactions that do not allow, under the above rules, total derecognition of a financial asset are securitisations, repurchase transactions (buy-ins) and stock lending.

In the case of securitisations the Group does not derecognise the financial asset on purchase of the equity tranche or provision of other forms of support of the structure which result in the Group retaining the credit risk of the securitised portfolio.

In the case of repurchase transactions and stock lending, the assets transacted are not derecognised since the terms of the transaction entail the retention of all their risks and rewards.

Treasury Shares
Changes in treasury shares are reported as a direct contra item to shareholders' equity, i.e. as a reduction to the latter in the amount of any purchases, and as an increase in the amount of any sales.
If, that is, treasury shares are subsequently sold, the difference between the sale price of treasury shares and the related post-tax repurchase cost is also recognized directly as a contra item to shareholders' equity.

Finance Leases
Finance leases effectively transfer all the risks and benefits of ownership of an asset to the lessee. Ownership of the asset is transferred to the lessee, however not necessarily at contract maturity.

The lessee acquires the economic benefit of the use of the leased asset for most of its useful life, in exchange for a commitment to pay an amount approximately equivalent to the fair value of the asset and related finance costs. Recognition in the lessor's accounts is as follows:
- in assets, the value of the loan, less the principal of lease payments due and paid by the lessee;
- in profit or loss, interest received.

See § 8 - Property, Plant and Equipment and 9 - Intangible Assets below for treatment of the lessee's assets.

Part A - Accounting Policies (Continued)

Factoring

Loans acquired in factoring transactions with recourse are recognised to the extent of the advances granted to customers on their consideration. Loans acquired without recourse are recognised as such once it has been established that there are no contractual clauses that would invalidate the transfer of all risks and benefits to the factor.

Repo Transactions

Securities received in a transaction that entails a contractual obligation to sell them at a later date or delivered under a contractual obligation to repurchase are neither recognised nor derecognised. In respect of securities purchased under an agreement to resell, the consideration is recognised as a loan to customers or banks, or as an asset held for trading. In respect of securities held in a repurchase agreement, the liability is recognised as due to banks or customers, or as a HfT financial liability. Revenue from these loans, being the coupons accrued on the securities and the difference between the sale/purchase and resale/repurchase prices, is recognised in profit or loss through interest income and expenses on an accruals basis.

These transactions can only be offset if, and only if, they are carried out with the same counterparty and provided that such offset is provided for in the underlying contracts.

Italian Staff Severance Pay (Trattamento di fine rapporto - "TFR")

The "TFR" provision for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see § 12 under Retirement Payments and Similar Obligations).

Following pension reform by Law December 5, 2005 n.252/2005, TFR installments accrued to December 31, 2006 stay in the employer and are considered a post-employment defined benefit plan therefore incurring actuarial valuation, though with simplified actuarial assumptions, i.e., forecast future pay rises are not considered.

TFR installments accrued since Jennary 01, 2007 (date of Law 252's coming into effect) are, at the employee's discretion, either paid into a pension fund or left in the company and (where the company has in excess of 50 employees) paid into an INPS Treasury fund by the employer, and are considered a defined-contribution plan.

Costs relating to TFR accruing in the year are taken to income statement item 180.a) "Payroll" and include interest accrued in the year (interest cost) on the obligation already existing at the date of the reform and the accrued installments for the year paid into the complementary pension scheme or to the Treasury fund of INPS.

Actuarial gains (losses), i.e., the difference between the liabilities' carrying value and the present value of the obligation at the end of the periodare recognised according to the 'corridor' method, i.e., only when they exceed 10% of the present value of the obligation at the period-end. Any surplus is taken to the income statement and amortized over the residual working llife of the employees who are members of the plan, as from the following financial year.

Share-Based Payment

Equity-settled payments made to employees in consideration of services rendered, using equity instruments comprise:
- Stock options
- Performance shares (i.e. awarded on attainment of certain objectives)
- Restricted shares (i.e. subject to a lock-up period).

Considering the difficulty of reliably measuring the fair value of the services acquired against equity-settled payments, reference is made to the fair value of the instruments themselves, measured at the date of the allocation.

This fair value is recognised as cost in profit and loss item 180. "Administrative costs" offsetting the liability item 170. "Reserves", on an accruals basis over the period in which the services are acquired.

The fair value of a cash-settled share-based payment, the services acquired and the liability incurred are measured at the fair value of the liability, recognised in item 100. "Other liabilities". The fair value of the liability, as long as it remains unsettled, is remeasured at each balance sheet date and all changes in fair value are recognised in profit and loss item 180. "Administrative costs".

Other Long-term Employee Benefits

Long-term employee benefits - e.g. long-service bonuses, paid on reaching a predefined number of years' service - are recognised in item 100 "Other liabilities" on the basis of the measurement at the Balance Sheet Date of the liability, also in this case determined by an external actuary using the unit credit projection method (see § 12 - Provisions for risks and charges - retirement payments and similar obligations). Gains (losses) on this type of benefit are recognised at once through profit or loss, without using the 'corridor' method.

Guarantees and Credit Derivatives in the Same Class

On first recognition guarantees given are recognized at fair value, which usually corresponds to the amount received when the guarantee is issued.

Guarantees and credit derivatives in the same class measured under IAS 39 (i.e. contracts under which the issuer makes pre-established payments in order to compensate the guaranteed party or buyer of protection for losses sustained due to default by a debtor on the maturity of a debt instrument) are initially and subsequently (on remeasurement following impairment losses) recognised in item 100. "Other liabilities".
After initial recognition, guarantees given are recognized at the greater of the initially recognized value, net of any amortized portion, and the estimated amount required to meet the obligation.

The effects of valuation, related to any impairment of the underlying, are recognized in the same balance-sheet item contra item 130.d) "Write-downs and write-backs due to impairment of other financial transactions" in the income statement.

INCOME STATEMENT

Interest Income and Expense

Interest income and expense and similar income and expense items relate to liquid assets, as well as financial instruments of a monetary nature (held for trading, measured at fair value through profit or loss or available for sale), HtM financial assets, loans and receivables, deposits, and securities in issue.

Interest income and expense are recognised through profit or loss with respect to all instruments measured at amortised cost, using the effective interest method.

Interest also includes the net credit or debit balance of differentials and margins on financial derivatives:
- hedging interest-bearing assets and liabilities;
- HfT but linked for business purposes to assets and liabilities designated as measured at fair value (fair value option);
- linked for business purposes to HfT assets and liabilities paying differentials or margins on several maturities.

Fees and Commissions

Fees and commissions are recognised on an accruals basis.

Securities trading commission is recognised at the time the service is rendered. Investment portfolio management fees, advisory fees and investment fund management fees are recognised on a pro-rata temporis basis.

Fees included in amortised cost used to calculate effective interest rates are not included under fees and commissions, since they are part of the effective interest rate.

Dividends

Dividends are recognised in profit or loss in the financial year in which their distribution has been approved.

RELEVANT IFRS DEFINITIONS

The main definitions introduced by IFRS are described below, other than those dealt with in previous sections.

Amortised cost

The amortised cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

The effective interest method is a method of allocating the interest income or interest expense over the life of a financial asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

Commissions forming an integral part of the effective interest rate include loan drawdown fees or underwriting fees relating to a financial asset not designated at fair value, e.g., fees received as compensation for the assessment of the issuer's or borrower's financial situation, for valuation and registration of security, and generally for the completion of the transaction (management fees).

Part A - Accounting Policies (Continued)

Transaction costs include fees and commissions paid to agents (including employees acting as selling agents), advisers, brokers and dealers, levies by regulatory agencies and securities exchanges, and transfer taxes and duties. Transaction costs do not include debt premiums or discounts, financing costs or internal administrative or holding costs.

Impairment of financial assets

At each balance sheet date an entity assesses whether there is any objective evidence that a financial asset or group of financial assets is impaired.

A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

It may not be possible to identify a single, discrete event that caused the impairment. Rather the combined effect of several events may have caused the impairment.

Losses expected as a result of future events, no matter how likely, are not recognised.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to our attention about the following loss events:

- significant financial difficulty of the issuer or obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the lender, for economic or legal reasons relating to the borrower's financial difficulty, granting a concession to the borrower which the lender would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
- the disappearance of an active market for that financial asset because of financial difficulties; however, the disappearance of an active market due to the fact that a company's financial instruments are no longer traded publicly is no evidence of impairment; or
- observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:
  - adverse changes in the payment status of borrowers in the group; or
  - national or local economic conditions that correlate with defaults on the assets in the group.

Objective evidence of impairment for an investment in an equity instrument includes information about significant changes with an adverse effect that have taken place in the technological, market, economic or legal environment in which the issuer operates, and indicates that the cost of the investment may not be recovered. A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost is also objective evidence of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred. the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset shall be reduced either directly or through use of an allowance account. The amount of the loss is recognised in profit and loss item 130. "Impairment losses" and the asset's carrying value is reduced.

If the terms of a loan, receivable or held-to-maturity investment are renegotiated or otherwise modified because of financial difficulties of the borrower or issuer, impairment is measured using the original effective interest rate before the modification of terms. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. If a loan, receivable or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.

A reduction in the fair value of a financial asset below its cost or amortised cost is not necessarily an indication of impairment (e.g. reduction in the fair value of an investment in a debt instrument resulting from an increase in the riskfree interest rate).

Objective evidence of impairment is initially assessed individually; however, if it is determined that there is no objective evidence of individual impairment, the asset is included in a group of financial assets with similar credit risk characteristics and assessed collectively.

Formula-based approaches and statistical methods may be used to assess impairment losses on a group of financial assets. Models used incorporate the time value of money, and consider cash flows over the entire residual life of the asset (not just the following year) and do not give rise to an impairment loss on initial recognition of a financial asset. They take into account losses already sustained but not manifest in the group of financial assets at the time of measurement, on the basis of past experience of losses on assets having a similar credit risk to the group of assets being measured.

The process of estimating impairment losses considers all credit exposures, not only those of low credit quality, which reflect a serious impairment.

Reversals of impairment losses

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed and the amount of the reversal is recognised in profit and loss item 130. "Impairment losses" except in the case of AfS equity instruments (see § 2 above).

The reversal shall not result - at the date the impairment is reversed - in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised.

A.3 - Information on fair value

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair value of a financial liability with a demand feature (e.g. a demand deposit) is not less than the amount payable on demand, discounted from the first date that the amount could be required to be paid.

For financial instruments listed in active markets, fair value is determined on the basis of official prices in the most advantageous market to which the Group has access (Mark to Market).

A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from a pricing service, dealer, broker, agency that determines prices or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. If a published price quotation in an active market does not exist for a financial instrument in its entirety, but active markets exist for its component parts, fair value is determined on the basis of the relevant market prices for the component parts.

If market quotations are not available, the Group uses valuation models (Mark to Model) in keeping with generally accepted methods used by the market. Valuation models include techniques based on the discounting of future cash flows and on volatility estimates, and they are subject to revision both during their development and periodically in order to ensure they remain valid over time.

These methods use inputs based on prices set in recent transactions for the instrument being valued and/or prices/quotations for instruments having similar characteristics in terms of risk profile.

In fact, these prices/quotations are relevant for determining significant parameters in terms of the credit risk, liquidity risk and price risk of the instrument being valued.

Reference to these "market" parameters makes it possible to limit the discretionary nature of the valuation, and ensures that the resulting fair value can be verified.

If, for one or more risk factors it is not possible to refer to market data, the valuation models employed use estimates based on historical data as inputs.

As a further guarantee of the objectivity of valuations derived from valuation models, the Group employs:
- independent price verifications (IPVs);
- fair value adjustments (FVAs).

Part A - Accounting Policies (Continued)

Independent price verification requires that the prices for trading positions be verified monthly by Risk Management units that are independent from the units that assume the risk exposure.

This verification calls for comparing and adjusting the daily price in line with valuations obtained from independent market participants.

For instruments not quoted in active markets, the above verification process uses prices contributed by infoproviders as a reference, and assigns a greater weighting to those prices that are considered representative of the instrument being valued.

This valuation includes the "executability" of the transaction at the price observed, the number of contributors, the degree of similarity of the financial instruments, the consistency of prices from different sources, and the process followed by the infoprovider to obtain the information.

Independent price verification is supplemented by the calculation of further regulatory fair-value adjustments, which are also recognized for accounting purposes, to take into account risks associated with both the limited liquidity of the positions and the valuation models used.

A.3.1 Transfers between Portfolios

In Regulation No. 1004 of October 15, 2008, the European Commission transposed the changes to IAS 39 and IFRS 7 "Reclassification of financial assets" approved by the IASB. These changes, which apply retroactively starting July 1, 2008, make it possible to reclassify certain financial assets, after their initial recognition, out of the HfT and AfS portfolios.

In particular, the following may be reclassified:
- those HfT or AfS financial assets that would have satisfied the definition specified by international accounting standards for the loan portfolio (if such assets were not classified as HfT or AfS respectively on initial recognition) if the entity intends, and is able, to hold them for the foreseeable future or until maturity;
- "only in rare circumstances" those HfT financial assets, which, at the time of their recording, did not satisfy the definition of loans.

The following tables (which are broken down by type of underlying asset and portfolio) provide the book value and fair value as at December 31, 2009 of assets which had been reclassified in H2 2008 and H1 2009.
The income/expenses that would have been recognized if such reclassifications had not occurred, as well as those effectively recognized through profit or loss or at equity are also provided.

These income/expenses before taxes are broken down into two categories: those arising "from measurement" (including any write-downs) and "other" (including interest and gains/losses on the disposal of the transferred assets.

As a result the overall impact before taxes that would have been recognized in the Income Statement as of December 31, 2009, if these assets had not been reclassified, would have been a gain of €1,574,604 thousand, while the impact actually recognized was a gain of €580,550 thousand.

A.3.1.1 Reclassified financial assets: book value, fair value and effects on comprehensive income

(€ '000)

INSTRUMENTS TYPE (1)	ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION (2)	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION (3)	CARRYING AMOUNT AS AT 12.31.2009 (4)	FAIR VALUE AS AT 12.31.2009 (5)	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES) FROM MEASUREMENT (6)	OTHER (7)	INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES) FROM MEASUREMENT (8)	OTHER (9)
A. Debt securities			**18,554,347**	**17,235,622**	**1,053,649**	**520,449**	**(64,840)**	**651,195**
	Held for trading	Available for sale	117,784	117,784	474	(3,009)	1,054	(3,774)
	Held for trading	Held to maturity	195,811	190,440	(2,808)	6,253	-	7,000
	Held for trading	Loans to Banks	7,377,433	7,406,792	534,940	97,528	-	129,093
	Held for trading	Loans to Customers	10,094,293	8,772,714	542,693	382,177	(65,894)	483,316
	Available for sale	Loans to Banks	311,084	310,921	(465)	13,782	-	13,596
	Available for sale	Loans to Customers	457,942	436,971	(21,185)	23,718	-	21,964
B. Equity instruments			**-**	**-**	**-**	**-**	**-**	**-**
	Held for trading	Available for sale	-	-	-	-	-	-
C. Loans			**1,590,465**	**1,567,699**	**507**	**(1)**	**-**	**(5,805)**
	Held for trading	Available for sale	-	-	-	-	-	-
	Held for trading	Held to maturity	-	-	-	-	-	-
	Held for trading	Loans to Banks	711,018	692,049	6,472	257	-	95
	Held for trading	Loans to Customers	879,447	875,650	(5,965)	(258)	-	(5,900)
	Available for sale	Loans to Banks	-	-	-	-	-	-
	Available for sale	Loans to Customers	-	-	-	-	-	-
D. Units in investment funds			**-**	**-**	**-**	**-**	**-**	**-**
	Held for trading	Available for sale	-	-	-	-	-	-
Total			**20,144,812**	**18,803,321**	**1,054,156**	**520,448**	**(64,840)**	**645,390**

Debt securities reclassified in the loan with customers portfolio include structured credit products (other than derivative contracts and financial instruments with incorporated derivatives) for an amount of €7,412,829 thousand at December 31, 2009.

Additionally, in respect of assets reclassified in H1 2009, mainly including Covered Bonds, *Pfandbriefe* and to a lesser extent debt securities issued by public entities, for a total carrying amount of €7,743,979 thousand at end of 2009, the following table shows capital gains/losses before tax, recognized respectively in the profit and loss account and in shareholders' equity of 2009 and 2008 up to the date of transfer.

Part A - Accounting Policies (Continued)

A.3.1.2 Reclassified financial assets: effects on comprehensive Income before reclassification (€ '000)

INSTRUMENTS TYPE (1)	ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION (2)	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION (3)	GAINS/LOSSES RECOGNIZED IN P&L (BEFORE TAXES) 2009 (4)	GAINS/LOSSES RECOGNIZED IN P&L (BEFORE TAXES) 2008 (5)	GAINS/LOSSES RECOGNIZED IN OCI (BEFORE TAXES) 2009 (6)	GAINS/LOSSES RECOGNIZED IN OCI (BEFORE TAXES) 2008 (7)
A. Debt securities			**22,639**	**44,504**	**-**	**(27,398)**
	Held for trading	Available for sale	192	(718)	X	X
	Held for trading	Held to maturity	-	-	X	X
	Held for trading	Loans to Banks	(18,106)	45,368	X	X
	Held for trading	Loans to Customers	40,553	(146)	X	X
	Available for sale	Loans to Banks	-	-	-	-
	Available for sale	Loans to Customers	-	-	-	(27,398)
B. Equity Instruments			**-**	**-**		
	Held for trading	Available for sale	-	-	X	X
C. Loans			**-**	**-**	**-**	**-**
	Held for trading	Available for sale	-	-	X	X
	Held for trading	Held to maturity	-	-	X	X
	Held for trading	Loans to Banks	-	-	X	X
	Held for trading	Loans to Customers	-	-	X	X
	Available for sale	Loans to Banks	-	-	-	-
	Available for sale	Loans to Customers	-	-	-	-
D. Units in Investment funds			**-**	**-**		
	Held for trading	Available for sale	-	-	X	X
Total			**22,639**	**44,504**	**-**	**(27,398)**

A.3.1.3 Transfer of financial assets held for trading

In application of the provisions of Article 2 of referenced EC Regulation 1004/2008, pursuant to which "the current financial crisis is considered to be such a rare circumstance which would justify the use of this possibility [reclassification] by companies" during the second half of 2008 and first half of 2009, the Group reclassified HfT financial assets consisting of structured credit products (other than derivatives) and other debt securities issued by governments, public entities, companies and financial institutions and covered bonds and *Pfandbriefe* other than derivative contracts and financial instruments containing embedded derivatives, for a total book value of €19,375,786 thousand as at December 31, 2009.

A.3.1.4 Effective interest rate and cash flows expected from reclassified assets

At the reclassification date, cash flows expected until their maturity from assets reclassified during 2009 totalled €9,605,840 thousand, with an average implicit effective interest rate of 2.4%.

A.3.2 Fair Value Hierarchy

IFRS 7 calls for classifying instruments being measured at fair value as a function of the ability to observe the inputs used for pricing.

To be specific, three levels are specified:

- Level 1: the fair value of instruments classified in this level is determined based on quotation prices observed in active markets;
- Level 2: the fair value of instruments classified in this level is determined based on valuation models that use inputs that can be observed in the market;
- Level 3: the fair value of instruments classified in this level is determined based on valuation models that primarily use inputs that cannot be observed in the market;

The following tables show a breakdown of financial assets and liabilities designated at fair value according to the above-mentioned levels, as well as the annual changes of Level 3 assets or liabilities.

A.3.2.1 Accounting portfolios - breakdown by *fair value* levels

(€ '000)

FINANCIAL ASSETS/LIABILITIES MEASURED AT *FAIR VALUE*	AMOUNTS AS AT 12.31.2009			AMOUNTS AS AT 12.31.2008		
	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Financial assets held for Trading	40,685,267	90,037,265	3,171,569	67,222,293	131,073,654	6,593,941
2. Financial assets at *fair value* through P&L	8,883,431	5,594,560	541,694	11,745,499	3,599,998	290,325
3. Available for sale financial assets	20,598,846	9,065,775	5,059,334	20,019,643	2,911,723	5,768,924
4. Hedging derivative assets	196,252	11,464,852	1,006	18,044	7,032,656	115
Total	**70,363,796**	**116,162,452**	**8,773,603**	**99,005,479**	**144,618,031**	**12,653,305**
1. Financial liabilities held for Trading	14,813,614	96,632,056	2,599,545	29,757,976	127,595,172	7,982,030
2. Financial liabilities at *fair value* through P&L	-	1,560,578	51,897	162,036	1,434,087	63,021
3. Hedging derivative liabilities	49,661	9,859,787	9,499	1,453,972	6,289,927	7,371
Total	**14,863,275**	**108,052,421**	**2,660,941**	**31,373,984**	**135,319,186**	**8,052,422**

All three fair-value levels show a fall in the stock at end 2009 from end 2008, greatest in percentage terms in level 3 assets and liabilities.

A.3.2.2 Annual changes in financial assets at *fair value* (level 3)

(€ '000)

	CHANGES IN 2009			
	FINANCIAL ASSETS			
	HELD FOR TRADING	AT *FAIR VALUE* THROUGH P&L	AVAILABLE FOR SALE	HEDGING DERIVATIVES
1.Opening balances	**6,593,941**	**290,325**	**5,768,924**	**115**
2. Increases	**3,072,974**	**451,787**	**2,275,373**	**1,006**
2.1 Purchases	1,423,079	30,623	1,342,699	668
2.2 Profits recognized in	821,987	5,001	135,431	-
2.2.1 Income Statement	821,987	5,001	34,322	-
- of which Unrealized gains	*146,623*	*3,540*	*1,471*	-
2.2.2 Equity	X	X	101,109	-
2.3 Transfers from other levels	294,992	113,981	185,824	-
2.4 Other increases	532,916	302,182	611,419	338
3. Decreases	**6,495,346**	**200,418**	**2,984,963**	**115**
3.1 Sales	1,266,551	87,882	1,338,149	-
3.2 Redemptions	3,075,195	76,395	225,720	30
3.3 Losses recognized in:	1,012,916	14,716	592,880	85
3.3.1 Income Statement	1,012,916	14,716	494,349	85
- of which Unrealized losses	*644,696*	*12,825*	*376,150*	*85*
3.3.2 Equity	X	X	98,531	-
3.4 Transfers to other levels	832,205	1	241,876	-
3.5 Other decreases	308,479	21,424	586,338	-
4. Closing balances	**3,171,569**	**541,694**	**5,059,334**	**1,006**

Part A - Accounting Policies (Continued)

A.3.2.3 Annual changes in financial liabilities at *fair value* (level 3)

(€ '000)

	CHANGES IN 2009		
	FINANCIAL LIABILITIES		
	HELD FOR TRADING	AT *FAIR VALUE* THROUGH P&L	HEDGING DERIVATIVES
1.Opening balances	**7.982.030**	**63.021**	**7.371**
2. Increases	**2.043.906**	**1.341**	**10.266**
2.1 Issuance	102.472	-	93
2.2 Losses recognized in:	977.654	116	-
2.2.1 Income Statement	977.654	116	-
- of which Unrealized losses	*56.706*	*116*	-
2.2.2 Equity	X	X	-
2.3 Transfers from other levels	328.453	-	9.565
2.4 Other increases	635.327	1.225	608
3. Decreases	**7.426.391**	**12.465**	**8.138**
3.1 Redemptions	4.543.999	-	542
3.2 Purchases	279.951	12.465	-
3.3 Profits recognized in:	1.069.726	-	1.362
3.3.1 Income Statement	1.069.726	-	1.362
- of which Unrealized gains	*726.546*	-	-
3.3.2 Equity	X	X	-
3.4 Transfers to other levels	1.438.752	-	-
3.5 Other decreases	93.963	-	6.234
4. Closing balances	**2.599.545**	**51.897**	**9.499**

The non-observable market parameters used for the valuation of Level 3 instruments (already subject to FVA to price the estimate limits) are:
(i) determination of the credit standing of the issuer or the underlying portfolios for ABS-type exposures
(ii) the assumptions (distribution of cashflow, sum of parts) contained in the models used to measure equities and UCITS
(iii) volatility, correlation and credit spread parameters used to measure certain types of structured derivatives.

Sensitivity to a simultaneous variation of 1% of the above risk factors is less than 2% of the carrying value of Level 3 assets and mainly refers to parameters used to assess credit standing.

A.3.3 Day One Profit/Loss

The value at which financial instruments are recognized is equal to their fair value on the same date.

The fair value of financial instruments, other than those designated at fair value through profit or loss, at their recognition date is usually assumed to be equal to the amount collected or paid.

For financial instruments held for trading (see sections 1 and 14 of Part A.2 above) and instruments designated at fair value (see sections 5 and 15 of Part A.2 above), any difference from the amount collected or paid is posted under the appropriate items of the income statement.

The use of conservative valuation models, the processes described above for revising the models used and related parameters and value adjustments to reflect model risk ensure that the amount recognized in the income statement is not derived from the use of valuation parameters that cannot be observed.

More specifically, the calculation of value adjustments to reflect model risk ensures that the fair value portion of these instruments relating to the use of subjective parameters is not recognized in the profit and loss account, but changes the balance sheet value of these instruments.
Recognition of this portion in the profit and loss account is then made only when objective parameters are applied and therefore the adjustments are derecognized.

The balance of value adjustments to reflect model risk changed from €48,559 thousand at December 31, 2008 to €144,674 thousand at December 31, 2009.

Part B - Consolidated Balance Sheet

Part B - Consolidated Balance Sheet

On November 18, 2009 the Bank of Italy issued its first amendment to its Circular 262/2005, which modified some reporting schedules and therefore led to the reclassification of some 2008 amounts.
For further information please see Part A - Accounting Principles.

Assets

Section 1 - Cash and cash balances - Item 10

The item **10 - Cash and cash balances** showed a decrease in sub-item **a) Cash** (-€794 million) and a strong increase in sub-item **b) Demand deposits with Central banks** (€5,128 million, of which €5,000 million attributable to the Parent Company).

1.1 Cash and cash balances: breakdown (€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
a) Cash	4,007,990	4,801,849
b) Demand deposits with Central banks	7,978,807	2,850,597
Total	**11,986,797**	**7,652,446**

Section 2 - Financial assets held for trading - Item 20

Financial assets held for trading, following changes in IAS 39 and IFRS7 were reclassified in the second half of 2008 and in the first six months of 2009; the amount of assets reclassified is €19,376 million at December 31, 2009.
In particular, these assets were reclassified in the following items:

- Item 40 Available for sale financial assets €118 million;
- Item 50 Held-to-maturity investments €196 million;
- Item 60 Loans and receivables with banks €8,088 million;
- Item 70 Loans and receivables with customers €10,974 million.

Financial assets held for trading totaled €133,894 million, which translates into a 34.7% reduction (or € 70,996 million) over 2008.

In **average terms**[1], this item amounted to €166,299 million in 2009 and €189,451 million in 2008.

The average yield of these assets was 1.12% in 2009, down by 1.29% over the 2.40% recorded in 2008.

Financial liabilities held for trading decreased from €165,335 million at end 2008 to €114,045 million at December 31, 2009.

In **average terms**, this item amounted to €143,321 million in 2009 and €127,165 million in 2008.

The average cost of these assets was 0.95% in 2009, down by 0.07% over the 1.02% recorded in 2008.

Financial Assets Held for Trading (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	%
Financial Assets Held for Trading	133,894	204,890	(70,996)	-34.7%
Financial Liabilities Held for Trading	(114,045)	(165,335)	51,290	-31.0%
Differenza netta	**19,849**	**39,555**	**(19,706)**	**-49.8%**

The €70,996 million decrease in item 20 can be broken down as follows (as shown in table 2.2 Financial assets held for trading: breakdown by issuer/borrower or in table 2.3 Annual changes of financial assets (non derivatives):

- Financial assets (non-derivatives) down by €25,544 million, from €84,352 million in 2008 to €58,808 in 2009;
- Derivative instruments down by €45,451 million, from €120,537 million in 2008 to €75,086 in 2009.

1. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

In respect of **financial assets (non-derivatives)** the €25,544 million decrease is attributable to:
- A €22,939 million reduction in Debt Securities, also attributable to the reclassification of financial assets;
- A €4,448 million decrease in loans (of which €4,930 million concerning banks).

Offset by:
- Units in investment funds by €16 million;
- Equity instruments by €1,827 million.

The **derivatives instruments** decrease by €45,451 million was mainly due to the fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.) especially in Q2 2009.

In details, the changes were attributable to:
- Banks for €38,464 million;
- Customers for €6,987 million.

2.1 Financial assets held for trading: product breakdown

(€ '000)

	AMOUNTS AS AT 12.31.2009			AMOUNTS AS AT 12.31.2008		
ITEM/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
A) Financial assets (non-derivatives)						
1. Debt securities	**27,690,423**	**11,615,324**	**870,533**	**53,955,711**	**8,722,490**	**436,773**
1.1 Structured securities	124,338	685,853	51	928,681	270,650	34
1.2 Other debt securities	27,566,085	10,929,471	870,482	53,027,030	8,451,840	436,739
2. Equity instruments	**6,498,170**	**128,047**	**28,732**	**4,552,509**	**262,336**	**13,554**
3. Units in investment funds	**2,291,463**	**88,204**	**197,467**	**1,665,607**	**857,666**	**38,291**
4. Loans	**523**	**9,397,425**	**1,478**	**6,720**	**13,839,234**	**1,357**
4.1 Reverse Repos	-	9,324,465	-	-	12,359,896	-
4.2 Other	523	72,960	1,478	6,720	1,479,338	1,357
Total (A)	**36,480,579**	**21,229,000**	**1,098,210**	**60,180,547**	**23,681,726**	**489,975**
B) Derivative instruments						
1. Financial derivatives	**3,898,930**	**65,535,644**	**1,122,336**	**7,041,746**	**92,372,159**	**1,947,520**
1.1 trading	3,895,869	65,286,122	1,105,661	6,995,913	92,344,529	1,934,655
1.2 related to fair value option	-	230,331	4,228	64	601	-
1.3 other	3,061	19,191	12,447	45,769	27,029	12,865
2. Credit derivatives	**305,758**	**3,272,621**	**951,023**	**-**	**15,019,769**	**4,156,446**
2.1 trading	305,758	3,259,994	949,151	-	14,978,505	4,156,411
2.2 related to fair value option	-	12,623	-	-	16,520	-
2.3 other	-	4	1,872	-	24,744	35
Total (B)	**4,204,688**	**68,808,265**	**2,073,359**	**7,041,746**	**107,391,928**	**6,103,966**
Total (A+B)	**40,685,267**	**90,037,265**	**3,171,569**	**67,222,293**	**131,073,654**	**6,593,941**
Total Level 1, Level 2 and Level 3			**133,894,101**			**204,889,888**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

Part B - Consolidated Balance Sheet - Assets (Continued)

2.2 Financial assets held for trading: breakdown by issuer/borrower

(€ '000)

ITEMS/VALUES	AMOUNTS AS AT 12.31.2009	12.31.2008
A. Financial assets (non-derivatives)		
1. Debt securities	**40,176,280**	**63,114,974**
a) Governments and Central Banks	14,574,223	15,895,728
b) Other public-sector entities	9,543,944	7,990,085
c) Banks	10,800,723	23,479,636
d) Other issuers	5,257,390	15,749,525
2. Equity instruments	**6,654,949**	**4,828,399**
a) Banks	1,159,197	792,959
b) Other issuers:	5,495,752	4,035,440
- insurance companies	*259,527*	*464,877*
- financial companies	*177,072*	*126,712*
- non-financial companies	*5,043,217*	*3,138,008*
- other	*15,936*	*305,843*
3. Units in investment funds	**2,577,134**	**2,561,564**
4. Loans	**9,399,426**	**13,847,311**
a) Governments and Central Banks	60,964	1,232,954
b) Other public-sector entities	-	-
c) Banks	5,711,690	10,641,183
d) Other issuers	3,626,772	1,973,174
Total A	**58,807,789**	**84,352,248**
B. Derivative instruments		
a) Banks	53,466,292	91,930,166
- fair value	*53,466,292*	*91,930,166*
b) Customers	21,620,020	28,607,474
- fair value	*21,620,020*	*28,607,474*
Total B	**75,086,312**	**120,537,640**
Total (A+B)	**133,894,101**	**204,889,888**

2.3 Financial assets held for trading: annual changes

(€ '000)

	CHANGES IN 2009 DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**63,114,974**	**4,828,399**	**2,561,564**	**13,847,311**	**84,352,248**
B. Increases	**259,053,195**	**29,443,750**	**1,523,587**	**443,994,199**	**734,014,731**
B.1 Purchases	254,508,237	27,106,389	309,713	443,036,401	724,960,740
B.2 Positive changes in fair value	3,104,745	1,985,425	365,443	206,769	5,662,382
B.3 Other changes	1,440,213	351,936	848,431	751,029	3,391,609
C. Decreases	**281,991,889**	**27,617,200**	**1,508,017**	**448,442,084**	**759,559,190**
C.1 Sales	259,902,675	27,256,480	1,434,807	1,286,438	289,880,400
C.2 Redemptions	9,723,393	46,113	21,044	445,920,114	455,710,664
C.3 Negative changes in fair value	749,543	46,179	8,353	322,103	1,126,178
C.4 Tranfers to other portfolios	9,436,854	-	-	-	9,436,854
C.5 Other changes	2,179,424	268,428	43,813	913,429	3,405,094
D. Closing balance	**40,176,280**	**6,654,949**	**2,577,134**	**9,399,426**	**58,807,789**

Item C.4 "Transfers to other portfolios" shows the carrying amount of financial assets transferred to the portfolios "Loans and receivables" and "Financial assets available for sale" at the date of their reclassification.

The other increases in UCITS (investment funds) were due to first-time consolidation of subsidiaries in 2009. Other increases and reductions in debt securities were due to the same effect.

Section 3 - Financial assets at fair value through profit or loss - Item 30

As at December 31, 2009 **Financial assets at fair value** showed a slight decrease (down by €616 million) to €15,020 million, from the €15,636 million at end 2008.

The classification of investments into this portfolio is made to reduce the accounting mismatch connected to financial instruments measured (with changes in fair value) in the income statement in order to manage the risk profile.

3.1 Financial assets at fair value through profit or loss: product breakdown

(€ '000)

	AMOUNTS AS AT 12.31.2009			AMOUNTS AS AT 12.31.2008		
ITEMS/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	**8,394,984**	**3,067,522**	**442,530**	**11,395,623**	**534,967**	**165,804**
1.1 Structured securities	22,066	-	319	14,490	26,269	18,390
1.2 Other debt securities	8,372,918	3,067,522	442,211	11,381,133	508,698	147,414
2. Equity instruments	**18,068**	**-**	**33,726**	**3,372**	**17,539**	**41,854**
3. Units in investment funds	**470,379**	**14,494**	**44,118**	**346,490**	**199,375**	**50,636**
4. Loans	**-**	**2,512,544**	**21,320**	**14**	**2,848,117**	**32,031**
4.1 Structured	-	37,502	-	-	51,064	-
4.2 Other	-	2,475,042	21,320	14	2,797,053	32,031
Total	**8,883,431**	**5,594,560**	**541,694**	**11,745,499**	**3,599,998**	**290,325**
Cost	**8,990,950**	**5,230,127**	**761,268**	**11,533,425**	**3,839,160**	**299,253**
Total Level 1, Level 2 and Level 3			**15,019,685**			**15,635,822**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

3.2 Financial assets at fair value through profit or loss: breakdown by issuer/borrower

(€ '000)

	AMOUNTS AS AT	
ITEMS/VALUES	12.31.2009	12.31.2008
1. Debt securities	**11,905,036**	**12,096,394**
a) Governments and central banks	6,066,169	6,829,587
b) Other public-sector entities	550,055	122,891
c) Banks	4,496,549	3,768,408
d) Other issuers	792,263	1,375,508
2. Equity instruments	**51,794**	**62,765**
a) Banks	18,373	20,808
b) Other issuers:	33,421	41,957
- insurance companies	*17*	*18*
- financial companies	*11*	*11*
- non-financial companies	*33,321*	*41,839*
- other	*72*	*89*
3. Units in investment funds	**528,991**	**596,501**
4. Loans	**2,533,864**	**2,880,162**
a) Governments and central banks	2,039,791	2,343,279
b) Other public-sector entities	18,381	129,564
c) Banks	276,813	179,649
d) Other entities	198,879	227,670
Total	**15,019,685**	**15,635,822**

Part B - Consolidated Balance Sheet - Assets (Continued)

3.3 Financial assets at fair value through profit or loss: annual changes

(€ '000)

	CHANGES IN 2009				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**12,096,394**	**62,765**	**596,501**	**2,880,162**	**15,635,822**
B. Increases	**4,734,420**	**60,798**	**262,837**	**156,890**	**5,214,945**
B.1 Purchases	4,124,815	58,052	194,218	106,950	4,484,035
B.2 Positive changes in fair value	216,168	2,743	56,838	6,191	281,940
B.3 Other increases	393,437	3	11,781	43,749	448,970
C. Decreases	**4,925,778**	**71,769**	**330,347**	**503,188**	**5,831,082**
C.1 Sales	2,830,380	67,765	163,045	157,431	3,218,621
C.2 Redemptions	1,739,508	3,833	135,029	241,782	2,120,152
C.3 Negative changes in fair value	144,619	8	5,037	94,237	243,901
C.4 Other decreases	211,271	163	27,236	9,738	248,408
D. Closing balance	**11,905,036**	**51,794**	**528,991**	**2,533,864**	**15,019,685**

Section 4 - Available for sale financial assets - Item 40

Available for sale financial assets amounted to €34,724 million, up by 21% over December 31, 2008. The sub-item Debt securities, which accounted for 86% (77% in 2008) of AFS financial assets, increased by €7,541 million from €22,231 million to €29,772 million.

In **average terms**[2], this item amounted to €31,127 million in 2009 and €32,545 million in 2008.

The average yield of these assets was 2.15% in 2009, down by 0.07% over the 2.22% recorded in 2008.

4.1 Available-for-sale financial assets: product breakdown

(€ '000)

	AMOUNTS AS AT 12.31.2009			AMOUNTS AS AT 12.31.2008		
ITEMS/VALUES	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	**18,869,126**	**8,394,258**	**2,508,679**	**18,006,907**	**1,429,345**	**2,795,069**
1.1 Structured securities	48,655	3,427	419,407	278,662	-	487,601
1.2 Other	18,820,471	8,390,831	2,089,272	17,728,245	1,429,345	2,307,468
2. Equity instruments	**1,404,392**	**207,508**	**1,609,292**	**1,797,372**	**467,918**	**2,727,199**
2.1 Measured at fair value	1,404,392	207,508	732,731	1,797,372	467,918	886,194
2.2 Carried at cost	-	-	876,561	-	-	1,841,005
3. Units in investment funds	**325,328**	**368,814**	**941,363**	**215,364**	**912,749**	**246,656**
4. Loans	**-**	**95,195**	**-**	**-**	**101,711**	**-**
Total	**20,598,846**	**9,065,775**	**5,059,334**	**20,019,643**	**2,911,723**	**5,768,924**
Total Level 1, Level 2 and Level 3			**34,723,955**			**28,700,290**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

The item includes reclassified financial assets, whose amount is €118 million as at December 31, 2009.

2. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

4.2 Available-for-sale financial assets: breakdown by issuer/borrower

(€ '000)

ITEMS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Debt securities	**29,772,063**	**22,231,321**
a) Governments and central banks	21,499,145	12,949,768
b) Other public-sector entities	420,785	445,534
c) Banks	4,404,493	4,584,395
d) Other issuers	3,447,640	4,251,624
2. Equity instruments	**3,221,192**	**4,992,489**
a) Banks	612,035	941,368
b) Other issuers:	2,609,157	4,051,121
- insurance companies	*889,173*	*941,887*
- financial companies	*544,992*	*1,035,707*
- non-financial companies	*1,167,814*	*2,019,513*
- other	*7,178*	*54,014*
3. Units in investment funds	**1,635,505**	**1,374,769**
4. Loans	**95,195**	**101,711**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	60,253	60,870
d) Other entities	34,942	40,841
Total	**34,723,955**	**28,700,290**

Equity instruments issued by borrowers with exposures classified as non-performing or doubtful are of a non-significant amount.

4.3 Available-for-sale financial assets: subject to micro-hedging

(€ '000)

ITEMS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Financial assets subject to micro-hedging of fair value	**8,230,831**	**5,203,425**
a) interest rate risk	8,230,824	5,201,368
b) price risk	-	-
c) currency risk	7	-
d) credit risk	-	1,549
e) multiple risks	-	508
2. Financial assets subject to micro-hedging of cash flows	**484,249**	**180,144**
a) interest rate risk	146,019	180,144
b) currency risk	338,230	-
c) other	-	-
Total	**8,715,080**	**5,383,569**

Fair value determination criteria are disclosed in Part A - Accounting Policies.

Part B - Consolidated Balance Sheet - Assets (Continued)

4.4 Available-for-sale financial assets: annual changes

(€ '000)

	CHANGES IN 2009				
	DEBT SECURITIES	EQUITY INSTRUMENTS	UNITS IN INVESTMENT FUNDS	LOANS	TOTAL
A. Opening balance	**22,231,321**	**4,992,489**	**1,374,769**	**101,711**	**28,700,290**
B. Increases	**54,275,284**	**1,054,851**	**2,164,823**	**5,035**	**57,499,993**
B.1 Purchases	48,946,516	564,137	1,091,668	5,000	50,607,321
B.2 Positive changes in fair value	1,105,914	212,999	60,594	35	1,379,542
B.3 Write-backs	13,003	337	7,724	-	21,064
- through profit or loss	*13,003*	*X*	*7,724*	-	*20,727*
- in equity	-	*337*	-	-	*337*
B.4 Transfers from other portfolios	133,720	-	-	-	133,720
B.5 Other changes	4,076,131	277,378	1,004,837	-	5,358,346
C. Decreases	**46,734,542**	**2,826,148**	**1,904,087**	**11,551**	**51,476,328**
C.1 Sales	1,375,062	1,101,719	1,616,526	5,000	4,098,307
C.2 Redemptions	41,090,069	131,613	1,992	5,334	41,229,008
C.3 Negative changes in fair value	360,285	183,521	14,546	1,163	559,515
C.4 Impairment	58,779	322,125	253,180	-	634,084
- through profit or loss	*58,779*	*322,125*	*253,180*	-	*634,084*
- in equity	-	-	-	-	-
C.5 Transfers to other portfolios	195,422	-	-	-	195,422
C.6 Other changes	3,654,925	1,087,170	17,843	54	4,759,992
D. Closing balance	**29,772,063**	**3,221,192**	**1,635,505**	**95,195**	**34,723,955**

Item B.4 "Transfers to other portfolios" includes the reclassification of financial assets held for trading.
Item C.5 "Transfers to other portfolios" includes also the reclassification of financial assets transferred to the "Loans and receivables" portfolio.
Other reductions in equity instruments and increases in UCITS (investment funds) were mainly due to the reclassification of private equity funds.

Section 5 - Held-to-maturity investments - Item 50

Held-to-maturity investments decreased from €16,882 million in 2008 to €10,662 million in 2009, i.e. by €6,220 million, of which €2,625 attributable to the repayment of debt securities held by UniCredit S.p.A. due to the end of the loan contract.

5.1 Held-to-maturity investments: product breakdown

(€ '000)

	AMOUNTS AS AT 12.31.2009				AMOUNTS AS AT 12.31.2008			
	BOOK VALUE	FAIR VALUE			BOOK VALUE	FAIR VALUE		
		LEVEL 1	LEVEL 2	LEVEL 3		LEVEL 1	LEVEL 2	LEVEL 3
1. Debt securities	**10,662,472**	**7,462,241**	**2,972,934**	**369,236**	**16,882,450**	**7,815,797**	**6,328,555**	**2,653,014**
- Structured securities	-	-	-	-	-	-	-	-
- Other securities	10,662,472	7,462,241	2,972,934	369,236	16,882,450	7,815,797	6,328,555	2,653,014
2. Loans	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
Total Level 1, Level 2 and Level 3				**10,804,411**				**16,797,366**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A3 - Information on fair value.
The item includes reclassified financial assets, whose amount is €196 million as at December 31, 2009.

5.2 Held-to-maturity investments: breakdown by issuer/borrower

(€ '000)

TYPE OPERATIONS/VALUES	AMOUNTS AS AT 12.31.2009	12.31.2008
1. Debt securities	**10,662,472**	**16,882,450**
a) Governments and central banks	8,233,735	10,633,781
b) Other public-sector entities	198,167	204,043
c) Banks	1,374,349	4,731,005
d) Other issuers	856,221	1,313,621
2. Loans	**-**	**-**
a) Governments and central banks	-	-
b) Other public-sector entities	-	-
c) Banks	-	-
d) Other entities	-	-
Total	**10,662,472**	**16,882,450**
Total Fair value	**10,804,411**	**16,797,366**

5.3 Held-to-maturity investments: Assets subjet to micro hedging

(€ '000)

TYPES OF TRANSACTIONS/INSTRUMENTS	AMOUNTS AS AT 12.31.2009	12.31.2008
1. Debt securities	-	57,327
2. Loans	-	-
Total	**-**	**57,327**

5.4 Held-to-maturity investments: annual changes

(€ '000)

	CHANGES IN 2009 DEBT SECURITIES	LOANS	TOTAL
A. Opening balance	**16,882,450**	**-**	**16,882,450**
B. Increases	**4,941,437**	**-**	**4,941,437**
B.1 Purchases	4,396,484	-	4,396,484
B.2 Write-backs	1,573	-	1,573
B.3 Transfers from other portfolios	-	-	-
B.4 Other changes	543,380	-	543,380
C. Decreases	**11,161,415**	**-**	**11,161,415**
C.1 Sales	201,805	-	201,805
C.2 Redemptions	10,369,929	-	10,369,929
C.3 Write-downs	10,867	-	10,867
C.4 Transfers to other portfolios	17,466	-	17,466
C.5 Other changes	561,348	-	561,348
D. Closing balance	**10,662,472**	**-**	**10,662,472**

Section 6 - Loans and receivables with banks - Item 60

As at December 31, 2009 **Loans and receivables with banks** include financial assets reclassified following the amendments of IAS 39 and IFRS 7 issued in October 2008 for a total carrying amount of €8,399 million at December 31, 2009 and mainly consisting of Other debt instruments including Covered Bonds and *Pfandbriefe*.

These assets were reclassified from items 20 Financial assets held for trading (of which €7,377 million debt securities and €711 million loans) and 40 Available-for-sale financial assets (€311 million debt securities).

Loans and receivables with banks amounted to €78,269 million, down by €2,558 million.

In **average terms**[3], the item loan to banks amounted to €88,211 million in 2009 and €107,446 million in 2008.

The average yield of these assets was 1.78%, down by 5.42% over the 7.20% recorded in 2008.

3. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008. Loans to banks and loans to customers include total impairment losses.

Part B - Consolidated Balance Sheet - Assets (Continued)

Deposits from banks decreased from €177,677 million at end 2008 to €106,800 million at December 31, 2009.

In **average terms**, the item deposits from banks amounted to €143,191 million in 2009 and €176,336 million in 2008.

The average cost was 1.55% in 2009, down by 3.80% over the 5.35% recorded in 2008.

Loans to banks/deposits from banks (€ million)

	AMOUNTS AS AT		CHANGE	
	12.31.2009	12.31.2008	AMOUNT	%
Loans to banks	78,269	80,827	(2,558)	-3.2%
Deposits from banks	(106,800)	(177,677)	70,877	-39.9%
Change (negative balance)	**(28,531)**	**(96,850)**	**68,319**	**-70.5%**

The **net inter-bank position** (negative balance) amounted to €28,531 million at December 31, 2009 and significantly reduced by €68,319 million since the beginning of the year, due to disposals in financial portfolios and to the reduction of loans with customers.

The decrease in **Loans and receivables with banks** (€2,558 million) was attributable to:
- A reduction in **Loans to Central Banks** by €6,133 million (of which €4,575 million due to Compulsory reserves);
- which was offset by an increase in **Loans to Banks** by €3,576 million also attributable to financial assets reclassified.

6.1 Loans and receivables with banks: product breakdown

(€ '000)

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
A. Loans to Central Banks	**14,911,464**	**21,044,846**
1. Time deposits	297,318	257,122
2. Compulsory reserves	13,033,177	17,608,180
3. Reverse repos	464,208	2,702,557
4. Other	1,116,761	476,987
B. Loans to Banks	**63,357,973**	**59,782,106**
1. Current accounts and demand deposits	16,754,153	15,749,139
2. Time deposits	9,927,313	13,801,674
3. Other loans	24,180,803	23,531,560
3.1 Reverse repos	*14,989,550*	*10,854,627*
3.2 Finance leases	*2,524*	*4,998*
3.3 Other	*9,188,729*	*12,671,935*
4. Debt securities	12,495,704	6,699,733
4.1 Structured	-	*480*
4.2 Other	*12,495,704*	*6,699,253*
Total (carrying amount)	**78,269,437**	**80,826,952**
Total *(Fair value)*	**78,385,338**	**80,868,130**

6.2 Loans and receivables with banks subject to micro-hedging

(€ '000)

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
1. Loans and receivables subject to micro-hedging of *fair value*	**757**	**73,713**
a) interest rate risk	-	67,938
b) currency risk	-	5,306
c) credit risk	-	-
d) multiple risks	757	469
2. Loans and receivables subject to micro-hedging of cash flows	**70,914**	**104,390**
a) interest rate risk	61,829	93,906
b) currency risk	-	-
c) other	9,085	10,484
Total	**71,671**	**178,103**

6.3 Finance leases

(€ '000)

LESSOR INFORMATION	AMOUNTS AS AT 12.31.2009 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2009 PRESENT VALUE OF MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2008 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2008 PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:				
Up to 12 months	1,553	1,157	2,493	2,236
From 1 to 5 years	5,452	1,103	4,581	3,588
Later than 5 years	402	264	1,330	1,221
Total gross/net investment value	**7,407**	**2,524**	**8,404**	**7,045**
of which:				
- Unguaranteed residual values of assets leased under finance leases	*830*	*825*	*954*	*948*
Less: unearned finance income (by remaining maturity)	**(4,883)**	**X**	**(784)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**2,524**	**2,524**	**7,620**	**7,045**

Section 7 - Loans and receivables with customers - Item 70

As at December 31, 2009 Loans and receivables with customers include financial assets reclassified following the amendments of IAS 39 and IFRS 7 issued in October 2008 for a total carrying amount of €11,432 million at December 31, 2009 and mainly consisting of non-derivative asset-backed securities and government, public sector, corporate and financial institutions' bonds.
These assets were reclassified from item 20 "Financial assets held for trading" for a carrying value of €10,974 million (of which €10,094 million debt securities and €880 million loans) and from item 40 Available-for-sale financial assets (€458 million debt securities).

Loans and receivables with customers amounted to €564,986 million, down by €47,494 million (or 7.8%) over 2008.

In **average terms**[4], this item amounted to €616,539 million in 2009 and €637,541 million in 2008.

The average yield of these assets was 4.35%, down by 1.72% over the 6.05% recorded in 2008.

As shown in the following table and in table 7.2 Breakdown by debtors/issuers, the €47,494 million reduction was mainly attributable to loans to other counterparties (non-financial companies), which decreased from €355,506 million (of which €13,394 million were impaired loans) at end December 2008 to €312,143 million (of which €22,639 were impaired loans) at end 2009.

The following table shows the amounts of performing loans, impaired loans, total loans in 2008 and 2009, as well as the related changes in value.

Loans and receivables with customers: breakdown by issuer/borrower

(€ million)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009 PERFORMING	IMPAIRED	TOTAL	AMOUNTS AS AT 12.31.2008 PERFORMING	IMPAIRED	TOTAL	CHANGES PERFORMING	IMPAIRED	TOTAL
1. Debt securities	**14,968**	**202**	**15,170**	**16,595**	**106**	**16,701**	**(1,627)**	**96**	**(1,531)**
a) Governments	1,881	-	1,881	236	-	236	1,645	-	1,645
b) Other public-sector entities	207	-	207	239	-	239	(32)	-	(32)
c) Other issuers	12,880	202	13,082	16,120	106	16,226	(3,240)	96	(3,144)
- non-financial companies	*1,182*	*7*	*1,189*	*3,591*	-	*3,591*	*(2,409)*	*7*	*(2,402)*
- financial companies	*11,256*	*191*	*11,447*	*11,222*	-	*11,222*	*34*	*191*	*225*
- insurance companies	*195*	-	*195*	*158*	*11*	*169*	*37*	*(11)*	*26*
- other	*247*	*4*	*251*	*1,149*	*95*	*1,244*	*(902)*	*(91)*	*(993)*
2. Loans to:	**518,969**	**30,847**	**549,816**	**576,057**	**19,722**	**595,779**	**(57,088)**	**11,125**	**(45,963)**
a) Governments	10,529	11	10,540	10,095	12	10,107	434	(1)	433
b) Other public-sector entities	14,387	111	14,498	11,551	119	11,670	2,836	(8)	2,828
c) Other entities	494,053	30,725	524,778	554,411	19,591	574,002	(60,358)	11,134	(49,224)
- non-financial companies	*289,504*	*22,639*	*312,143*	*342,112*	*13,394*	*355,506*	*(52,608)*	*9,245*	*(43,363)*
- financial companies	*39,860*	*935*	*40,795*	*27,376*	*33*	*27,409*	*12,484*	*902*	*13,386*
- Insurance companies	*1,942*	*36*	*1,978*	*1,030*	*451*	*1,481*	*912*	*(415)*	*497*
- other	*162,747*	*7,115*	*169,862*	*183,893*	*5,713*	*189,606*	*(21,146)*	*1,402*	*(19,744)*
Total	**533,937**	**31,049**	**564,986**	**592,652**	**19,828**	**612,480**	**(58,715)**	**11,221**	**(47,494)**

4. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008. In particular, loans to customers include non-current assets and disposal groups classified as held for sale, assets sold but not derecognized, as well as the total impairment losses.

Part B - Consolidated Balance Sheet - Assets (Continued)

The following table shows the percentage of impaired loans on total loans to customers broken down by asset type.

Loans and receivables with customers: impaired loans as a percentage of total loans

(€ million)

	AMOUNTS AS AT 12.31.2009			IMPAIRED LOANS
TYPE OF TRANSACTIONS/VALUES	PERFORMING	IMPAIRED	TOTAL	TO TOTAL LOANS
Current accounts	52,338	6,494	58,832	11,04%
Reverse repos	15,949	13	15,962	0,08%
Mortgages	193,944	10,877	204,821	5,31%
Credit cards and personal loans, including wage assignement loans	18,827	438	19,265	2,27%
Finance leases	30,807	2,906	33,713	8,62%
Factoring	8,587	190	8,777	2,16%
Other transactions	198,517	9,929	208,446	4,76%
Debt securities	14,968	202	15,170	1,33%
Structured securities	3,946	4	3,950	0,10%
Other debt securities	11,022	198	11,220	1,76%
Total	**533,937**	**31,049**	**564,986**	**5,50%**

For details see the Report on operations or Part E - Risk and related risk management policies - Credit quality. The above table shows an impact of impaired loans to total loans of 5.50%.

7.1 Loans and receivables with customers: product breakdown

(€ '000)

	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
TYPE OF TRANSACTIONS/VALUES	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED
1. Current accounts	52,337,846	6,494,393	63,794,080	5,213,826
2. Reverse Repos	15,949,212	13,330	9,717,136	7,512
3. Mortgages	193,943,047	10,876,194	202,380,440	6,689,505
4. Credit cards and personal loans, including wage assignement loans	18,826,947	438,051	20,353,806	522,626
5. Finance leases	30,807,378	2,906,489	32,672,060	1,455,463
6. Factoring	8,587,291	190,343	4,344,106	120,172
7. Other transactions	198,516,726	9,928,502	242,796,164	5,712,454
8. Debt securities	14,968,410	201,856	16,594,536	106,527
8.1 Structured securities	3,946,322	3,682	400,267	11,221
8.2 Other debt securities	11,022,088	198,174	16,194,269	95,306
Total (carrying amount)	**533,936,857**	**31,049,158**	**592,652,328**	**19,828,085**
Total (Fair value)	**545,159,619**	**31,049,158**	**596,082,731**	**19,828,085**

The €4,313 million increase in item 6. Factoring is almost entirely attributable to advances to sellers, pursuant to new Banca d'Italia regulations concerning financial intermediaries' accounts (Italian Consolidated Banking Act, Section 107) and further clarification received. As at December 2008 these items had been recognized under item 1. Current Accounts (in the amount of €3,872 million).

The sub-item 7. Other transactions includes:
- €24,754 million for advances to ordinary customers;
- €27,316 million for pooled transactions;
- €66,907 million for other non-current account loans

Sub-items 7. "Other transactions" and 8.2 "Other Debt Securities" include € 623 million and € 421 million respectively arising from the "Trevi Finance", "Trevi Finance 2" and "Trevi Finance 3" securitization transactions, in respect of which the underlying assets were not re-recognized in the accounts, since the transactions were performed before January 1, 2002. An Italian Government bond partly guarantees the securities of item 8.2 for € 170 million.
The assets underlying these securitization transactions are non-performing loans, whose carrying amount was €1,005 million at December 31, 2009, as against a face value of € 4,578 million.

7.2 Loans and receivables with customers: breakdown by issuer/borrower

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED
1. Debt securities	**14,968,410**	**201,856**	**16,594,536**	**106,527**
a) Governments	1,880,475	-	235,828	-
b) Other public-sector entities	207,463	-	238,693	-
c) Other issuers	12,880,472	201,856	16,120,015	106,527
- non-financial companies	*1,181,531*	*7,100*	*3,590,569*	-
- financial companies	*11,256,383*	*191,074*	*11,221,761*	-
- insurance companies	*195,493*	-	*158,322*	*11,221*
- other	*247,065*	*3,682*	*1,149,363*	*95,306*
2. Loans to	**518,968,447**	**30,847,302**	**576,057,792**	**19,721,558**
a) Governments	10,528,424	11,446	10,095,176	11,593
b) Other public-sector entities	14,387,283	110,954	11,550,777	119,301
c) Other entities	494,052,740	30,724,902	554,411,839	19,590,664
- non-financial companies	*289,503,426*	*22,638,692*	*342,112,697*	*13,393,781*
- financial companies	*39,860,374*	*934,760*	*27,375,966*	*33,256*
- Insurance companies	*1,942,022*	*36,198*	*1,030,394*	*450,551*
- other	*162,746,918*	*7,115,252*	*183,892,782*	*5,713,076*
Total	**533,936,857**	**31,049,158**	**592,652,328**	**19,828,085**
Total Performing and Impaired		**564,986,015**		**612,480,413**

7.3 Loans and receivables with customers: hedged assets

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Loans and receivables subject to micro-hedging of fair value	**1,205,063**	**2,009,508**
a) interest rate risk	440,684	1,516,691
b) currency risk	-	-
c) credit risk	1,897	950
d) multiple risk	762,482	491,867
2. Loans and receivables subject to micro-hedging of cash flows	**332,642**	**392,705**
a) interest rate risk	41,091	-
b) currency risk	-	51
c) other	291,551	392,654
Total	**1,537,705**	**2,402,213**

Fair value determination criteria are disclosed in Part A - Accounting Policies.
The Group's cash flow hedges in respect of loans totaled €18,580 million (nominal amount).

7.4 Finance leases

(€ '000)

LESSOR INFORMATION	AMOUNTS AS AT 12.31.2009 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2009 PRESENT VALUE OF MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2008 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2008 PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts receivable under finance leases:				
Up to 12 months	10,319,850	9,163,609	8,739,814	7,642,616
From 1 to 5 years	15,934,366	13,304,145	16,344,006	13,845,410
Over 5 years	13,447,859	11,246,113	11,618,215	9,552,538
Total gross/net investment value	**39,702,075**	**33,713,867**	**36,702,035**	**31,040,564**
of which:				
- Unguaranteed residual values of assets leased under finance leases	*4,525,806*	*4,505,075*	*4,479,730*	*4,458,788*
Less: Unearned finance income (by remaining maturity)	**(5,988,208)**	**X**	**(5,661,471)**	**X**
Present value of minimum lease payments receivable (net investment in the lease)	**33,713,867**	**33,713,867**	**31,040,564**	**31,040,564**

Part B - Consolidated Balance Sheet - Assets (Continued)

Section 8 - Hedging derivatives - Item 80

8.1 Hedging derivatives: breakdown by hedges risk and fair value hierarchy

(€ '000)

	AMOUNTS AS AT 12.31.2009				AMOUNTS AS AT 12.31.2008			
	FAIR VALUE			NOTIONAL AMOUNT	*FAIR VALUE*			NOTIONAL AMOUNT
	LEVEL 1	LEVEL 2	LEVEL 3		LEVEL 1	LEVEL 2	LEVEL 3	
A. Financial derivatives	**196,252**	**11,464,730**	**1,006**	**118,237,667**	**18,044**	**7,032,656**	**115**	**67,021,278**
1) *Fair value*	196,252	7,642,763	1,006	29,991,412	-	2,466,072	-	31,193,759
2) Cash flows	-	3,821,967	-	88,246,255	18,044	4,566,584	115	35,827,519
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B.Credit derivatives	**-**	**122**	**-**	**202,000**	**-**	**-**	**-**	**-**
1) *Fair value*	-	122	-	202,000	-	-	-	-
2) Cash flows	-	-	-	-	-	-	-	-
Total	**196,252**	**11,464,852**	**1,006**	**118,439,667**	**18,044**	**7,032,656**	**115**	**67,021,278**
Total Level 1, Level 2 and Level 3			11,662,110				7,050,815	

8.2 Hedging derivatives: breakdown by hedged assets and risk

(€ '000)

	AMOUNTS AS AT 12.31.2009								
	FAIR VALUE HEDGES						CASH-FLOW HEDGES		TOTAL NET INVESTM. ON FOREIGN INVESTM.
	MICRO-HEDGE								
TRANSACTIONS/ TYPE OF HEDGES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE	
1. Available-for-sale financial assets	2,122	-	-	-	-	X	-	X	X
2. Loans and receivables	23,930	X	122	X	-	X	7,364	X	X
3. Held-to-maturity investments	X	X	-	X	-	X	-	X	X
4. Portfolio	X	X	X	X	X	163,333	X	911,469	X
5. Other investments	-	-	-	-	-	X	-	X	-
Total assets	**26,052**	**-**	**122**	**-**	**-**	**163,333**	**7,364**	**911,469**	**-**
1. Financial liabilities	465,045	-	-	X	247,850	X	-	X	X
2. Portfolio	X	X	X	X	X	6,937,741	X	2,903,131	X
Total liabilities	**465,045**	**-**	**-**	**X**	**247,850**	**6,937,741**	**-**	**2,903,131**	**X**
1. Expected transactions	X	X	X	X	X	X	3	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	X	X	-

Section 9 - Changes in fair value of portfolio hedged items - Item 90

9.1 Changes to macro-hedged financial assets: breakdown by hedged portfolio

(€ '000)

	AMOUNTS AS AT	
CHANGES TO HEDGED ASSETS/VALUES	12.31.2009	12.31.2008
1. Positive changes	**2,146,258**	**1,683,095**
1.1 of specific portfolios:	267,349	1,296,315
a) loans and receivables	*267,349*	*1,296,315*
b) available-for-sale financial assets	-	-
1.2 overall	1,878,909	386,780
2. Negative changes	**22,807**	**23,535**
2.1 of specific portfolios:	2,263	6,665
a) loans and receivables	*2,263*	*6,665*
b) available-for-sale financial assets	-	-
2.2 overall	20,544	16,870
Total	**2,123,451**	**1,659,560**

9.2 Banking group assets subject to macro-hedging of interest-rate risk: breakdown

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
1. Loans and receivables	35.736.760	12.884.055
2. Available-for-sale financial assets	-	-
3. Portfolio	29.467.630	12.489.449
Total	**65.204.390**	**25.373.504**

Section 10 - Investments in associates and joint ventures - Item 100

At end 2009 investments in associates and joint ventures amounted to €3,866 million, down by €137 million from €4,003 million at end 2008.

10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders'equity

	NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP	HELD BY HOLDING %	VOTING RIGHTS % [2]
	VALUED AT EQUITY METHOD					
1	AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN	8	DINERS CLUB CEE HOLDING AG	33.33	
2	ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
3	ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB	8	ZAGREBACKA BANKA DD	49.00	
4	AVIVA SPA	MILAN	8	UNICREDIT SPA	49.00	
5	BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	8	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	37.53	41.70
				UNICREDIT BANK AUSTRIA AG	9.85	4.93
6	BANQUE DE COMMERCE ET DE PLACEMENTS SA	GINEVRA	8	YAPI VE KREDI BANKASI AS	30.67	
7	BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	8	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	28.01	29.64
				UNICREDIT BANK AUSTRIA AG	8.02	7.46
8	CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN	8	UNICREDIT BANK AUSTRIA AG	11.91	
9	CAPITALIA ASSICURAZIONI S.P.A.	MILAN	8	UNICREDIT SPA	49.00	
10	CENTRAL POLAND FUND LLC	DELAWARE	1	BANK PEKAO SA	53.19	[4]
11	CNP UNICREDIT VITA S.P.A.	MILAN	8	UNICREDIT SPA	38.80	
12	COMPAGNIA ITALPETROLI S.P.A.	ROME	8	UNICREDIT CORPORATE BANKING SPA	49.00	
13	CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	8	QUERCIA SOFTWARE SPA	33.33	
14	CREDITRAS ASSICURAZIONI SPA	MILAN	8	UNICREDIT SPA	50.00	[3]
15	CREDITRAS VITA SPA	MILAN	8	UNICREDIT SPA	50.00	[3]
16	DA VINCI S.R.L.	ROME	8	FONDO SIGMA [(5)]	25.00	
17	EUROPROGETTI & FINANZA S.P.A. IN LIQUIDAZIONE	ROME	8	UNICREDIT MEDIOCREDITO CENTRALE S.P.A.	39.79	
18	FIDIA SGR SPA	MILAN	8	UNICREDIT SPA	50.00	[3]
19	G.B.S. - GENERAL BROKER SERVICE S.P.A.	ROME	8	UNICREDIT SPA	20.00	
20	KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	8	BANK PEKAO SA	34.44	
21	MALGARA FINANZIARIA SRL	TREVISO	8	UNICREDIT CORPORATE BANKING SPA	49.00	
22	MEDIOBANCA BANCA DI CREDITO FINANZIARIO SPA	MILAN	8	UNICREDIT SPA	8.66	
23	MOLL HOLDING GESELLSCHAFT MBH	MUNICH	8	EK MITTELSTANDSFINANZIERUNGS AG	49.00	
24	NOTARTREUHANDBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	25.00	
25	NUOVA TEATRO ELISEO S.P.A.	ROME	8	UNICREDIT SPA	41.02	
26	OAK RIDGE INVESTMENT LLC	WILMINGTON	8	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	49.00	
27	OBERBANK AG	LINZ	8	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	29.14	32.54
				UNICREDIT BANK AUSTRIA AG	4.19	1.65
28	OESTERREICHISCHE CLEARINGBANK AG	WIEN	8	UNICREDIT BANK AUSTRIA AG	18.51	
29	OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN	8	CABET-HOLDING-AKTIENGESELLSCHAFT	24.75	
				SCHOELLERBANK AKTIENGESELLSCHAFT	8.26	
				UNICREDIT BANK AUSTRIA AG	16.14	
30	OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN	8	UNICREDIT BANK AUSTRIA AG	50.00	[3]
31	PAYLIFE BANK GMBH	WIEN	8	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	5.78	
				SCHOELLERBANK AKTIENGESELLSCHAFT	4.50	
				UNICREDIT BANK AUSTRIA AG	13.58	

Part B - Consolidated Balance Sheet - Assets (Continued)

Continued: 10.1 Equity investments in joint ventures (valued at equity) and companies under significant influence: information on shareholders'equity

	NAME	MAIN OFFICE	TYPE OF RELATIONSHIP [1]	OWNERSHIP RELATIONSHIP	HELD BY HOLDING %	VOTING RIGHTS % [2]
32	PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	8	BANK PEKAO SA	25.00	
33	RAMIUS LLC (now RCG HOLDINGS LLC)	NEW YORK	8	BA- ALPINE HOLDINGS, INC.	22.44	0.00
34	S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	8	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. S.P.A.	50.00	[3]
35	SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	PALERMO	8	UNICREDIT SPA	40.49	
36	SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDAZIONE	ROME	8	IRFIS - MEDIOCREDITO DELLA SICILIA S.P.A.	0.05	
				UNICREDIT SPA	26.38	
37	SVILUPPO GLOBALE GEIE	ROME	8	UNICREDIT SPA	25.00	
38	TORRE SGR S.P.A.	ROME	8	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	37.50	
39	UNICREDIT (SUISSE) TRUST SA	LUGANO	1	UNICREDIT (SUISSE) BANK SA	100.00	[4]
40	UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	1	UNICREDIT PRIVATE BANKING SPA	100.00	[4]
41	UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	1	UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI	100.00	[4]
42	YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	ISTANBUL	8	YAPI VE KREDI BANKASI AS	30.45	

Notes to the table 10.1 - Equity investments in joint ventures (valued at equity) and in companies under significant influence:

1. Type of relationship:
   1: majority of voting rights at the ordinary shareholders' meeting;
   2: dominant influence at the ordinary shareholders' meeting;
   3: agreements with other shareholders;
   4: other types of control;
   5: centralized management pursuant to Legislative Decree 87/92, Section 26 para. 1;
   6: centralized management pursuant to Legislative Decree 87/92, Section 26 para. 2;
   7: joint control
   8: associates
2. Voting rights available at the general meeting. Voting rights are disclosed only if different from the percentage of ownership
3. According to shareholders' agreements, the "control" of Credit Ras Assicurazioni and Credit Ras Vita is assigned to the other shareholder. As regards other companies, control is not contractually assigned to any shareholder (financial and strategic management decisions are not subject to shareholders' unanimity). Therefore the conditions defined by IAS 31, § 3 for common control are not satisfied.
4. Subsidiaries See table 10.2 for accounting information.
5. Consolidated following SIC.12

See "Part A - Accounting Policies. Section 3 - Consolidation procedures and scope" for a description of the criteria for determining the consolidation scope and methods, as well as for an indication of the reasons why a company is subject to joint control or significant influence.

The number of companies valued at equity rose from 39 at end 2008 to 42 at end 2009 (3 companies were introducted) which was the result of the following:

New companies valued at equity:

NAME	MAIN OFFICE
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN
MOLL HOLDING GESELLSCHAFT MBH	MUNICH
PAYLIFE BANK GMBH	WIEN
RAMIUS LLC (now RCG HOLDINGS LLC)	NEW YORK
TORRE SGR S.P.A.	ROME

Companies which are not valued at equity any more:

NAME	MAIN OFFICE
CARICESE SRL (ex CONSORZIO CARICESE)	BOLOGNA
RAMIUS FUND OF FUNDS GROUP LLC	NEW YORK

10.2 Equity investments in companies under joint control and in companies under significant influence: accounting information

(€ '000)

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE	FAIR VALUE (2)	NOTES
A. Equity method							
A.2 Companies under significant influence							
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	101,982	22,789	1,424	11,283	3,761		(3)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	21,334	13,314	7,661	20,190	9,896		(3)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	2,990	2,210	300	1,538	755		(3)
AVIVA SPA	8,019,824	391,997	75,793	817,382	402,869		(1) (3)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	8,484,000	179,500	49,695	600,677	305,887	225,806	(1) (3)
BANQUE DE COMMERCE ET DE PLACEMENTS SA	1,529,097	63,393	8,278	91,676	11,496		(3)
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	6,095,100	171,855	32,362	568,410	210,436	212,586	(1) (3)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	4,080,634	-	(328,953)	1,442,568	171,840	82,113	(3)
CAPITALIA ASSICURAZIONI S.P.A.	104,516	-	(315)	10,726	5,257		(3)
CNP UNICREDIT VITA S.P.A.	14,057,374	5,025,901	25,823	444,126	233,164		(1)
COMPAGNIA ITALPETROLI S.P.A.	-	-	-	-	,,		
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	109	,,	(2)	14	5		
CREDITRAS ASSICURAZIONI SPA	288,434	45,641	13,559	39,217	19,609		(3)
CREDITRAS VITA SPA	18,067,260	495,227	39,716	562,187	281,094		(3)
DA VINCI S.R.L.	129,322	6,163	(23,965)	7,684	1,921		
EUROPROGETTI & FINANZA S.P.A. IN LIQUIDAZIONE	10,034	3,395	(1,031)	4,661	1,854		
FIDIA SGR SPA	9,917	510	(539)	6,323	3,162		
G.B.S. - GENERAL BROKER SERVICE S.P.A.	20,378	10,102	68	1,512	303		
KRAJOWA IZBA ROZLICZENIOWA SA	27,103	25,340	5,872	22,379	7,713		
MALGARA FINANZIARIA SRL	79,861	3	(2,094)	12,569	-		
MEDIOBANCA BANCA DI CREDITO FINANZIARIO SPA	60,637,800	683,500	102,700	6,160,100	936,978	627,467	(1)
MOLL HOLDING GESELLSCHAFT MBH	10,045	-	-	7,390	3,621		(3)
NOTARTREUHANDBANK AG	1,032,879	15,002	7,219	21,264	5,317		(3)
NUOVA TEATRO ELISEO S.P.A.	7,159	6,537	(7)	833	341		
OAK RIDGE INVESTMENT LLC	2,539	7,905	512	577	12,378		(1) (3)
OBERBANK AG	16,177,826	355,689	69,097	1,031,089	396,063	406,252	(1) (3)
OESTERREICHISCHE CLEARINGBANK AG	1,407,314	-	(166)	179,330	33,196		(3)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	35,500,000	158,000	85,287	516,038	267,374		(1) (3)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	979,500	5,346	1,284	25,910	12,954		(3)
PAYLIFE BANK GMBH	462,499	123,821	40,775	115,649	22,396		(3)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	15,741	601	391	10,625	2,652		
RAMIUS LLC (now RCG HOLDINGS LLC)	173,539	-	(77,909)	173,539	38,935		(3)
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	2,043	3,464	453	1,149	574		
SE.TE.SI. SERVIZI TELEMATICI SICILIANI S.P.A.	4,141	3,418	15	373	153		
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDAZIONE	59,760	16,954	8,839	15,667	4,140		
SVILUPPO GLOBALE GEIE	6,738	6,797	379	395	99		
TORRE SGR S.P.A.	38,655	7,817	921	35,871	20,883		(3)
YAPI KREDI KORAY GAYRIMENKUL YATIRIM ORTAKLIGI AS	48,460	2,343	(10,294)	37,692	4,688	35,829	(3)
A.3 Controlled companies							
CENTRAL POLAND FUND LLC	468	-	(29)	468	74		
UNICREDIT (SUISSE) TRUST SA	546	1,160	212	376	379		(3)
UNICREDIT (U.K.) TRUST SERVICES LTD	419	80	(108)	247	246		
UNICREDIT AUDIT (IRELAND) LTD	617	1,145	7	68	68		(3)
B. Companies at proportional method							
B.1 Companies under joint control							
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	90,162	171,061	2,388	19,848	-		
KOC FINANSAL HIZMETLER AS	2,038,750	4,791	6,422	2,014,607	-		
ORBIT ASSET MANAGEMENT LIMITED	403	2,076	-	33	-		
STICHTING CUSTODY SERVICES KBN	125	-	-	125	-		

Part B - Consolidated Balance Sheet - Assets (Continued)

Continued: 10.2 Equity investments in companies under joint control and in companies under significant influence accounting information (€ '000)

NAME	TOTAL ASSETS	TOTAL REVENUES	NET PROFIT (LOSS)	SHAREHOLDERS' EQUITY	CONSOLIDATED CARRYING VALUE	FAIR VALUE (2)	NOTES
UNICREDIT MENKUL DEGERLER AS	11,301	3,019	(3,199)	8,949	-		
YAPI KREDI AZERBAIJAN	132,046	12,399	4,147	37,183	-		
YAPI KREDI BANK NEDERLAND NV	1,560,518	92,246	15,361	171,575	-		
YAPI KREDI EMEKLILIK AS	345,455	35,208	9,340	63,246	-		
YAPI KREDI FAKTORING AS	692,105	62,707	13,918	47,538	-		
YAPI KREDI FINANSAL KIRALAMA AO	1,085,030	127,890	69,406	326,024	-		
YAPI KREDI HOLDING BV	45,430	-	(1,106)	44,374	-		
YAPI KREDI MOSCOW	143,573	18,135	5,435	38,698	-		
YAPI KREDI PORTFOY YONETIMI AS	42,376	38,240	24,265	38,202	-		
YAPI KREDI SIGORTA AS	346,400	36,432	(6,026)	129,196	-		
YAPI KREDI YATIRIM MENKUL DEGERLER AS	198,007	62,994	32,987	111,860	-		
YAPI KREDI YATIRIM ORTAKLIGI AS	34,412	10,268	8,889	33,932	-		
YAPI VE KREDI BANKASI AS	29,820,911	4,307,836	644,635	4,120,510	-		
TOTAL EQUITY INVESTMENTS VALUED AT EQUITY					**3,434,532**		

(€ '000)

	CONSOLIDATED CARRYING VALUE	
N. 42 INVESTMENTS VALUED AT EQUITY		3,434,532
INVESTMENTS VALUED AT COST		431,905
N.189 - UniCredit Bank AG Subsidiaries and Associates (HVB)	92,238	
N. 87 - UniCredit Bank Austria Subsidiaries and Associates	176,431	
N. 31 - Other Subsidiaries and Associates	163,236	
TOTAL		**3,866,437**

Notes to the table 10.2 - Equity investments in companies under joint control and in companies under significant influence:

1. Includes "positive differences in net equity".
2. Under IFRS, investments in associates with a fair value lower than carrying value should be impairment tested by calculating recoverable value, i.e. the greater of fair value net of cost of sales and value in use, and an impairment loss/write-down be recognized when the recoverable value is lower than carrying value.
   At December 31, 2009 the recoverable value of these equity investments was greater than carrying value. No write-downs were therefore made.
3. Data taken from the draft accounts for 2009 approved by the company's governing bodies. If not available, they were taken from the latest approved financial statements or balance sheets.

For the entities whose 2009 accounts were not approved at the time of consolidation, revenues and gains/losses are not indicated. Please see above Part A - Accounting policies - Section 3 Consolidation Procedures and Scope.

10.3 Equity investments: annual changes

(€ '000)

	CHANGES IN 2009	CHANGES IN 2008
A. Opening balance	**4,003,082**	**4,185,602**
B. Increases	**538,985**	**1,188,441**
B.1 Purchases	184,356	573,035
B.2 Write-backs	85	-
B.3 Revaluation	-	-
B.4 Other changes	354,544	615,406
C. Decreases	**675,630**	**1,370,961**
C.1 Sales	71,313	706,048
C.2 Write-downs	44,421	29,122
C.3 Other changes	559,896	635,791
D. Closing balance	**3,866,437**	**4,003,082**
E. Total revaluation	**-**	**-**
F. Total write-downs	**51,262**	**58,290**

10.4 e 10.5 Commitments relating to investments in joint ventures or to equity investments in companies subject to significant influence

THE FOLLOWING COMMITMENTS WERE OUTSTANDING AS AT DECEMBER 31, 2009:
• Undertakings to pay: (i) €1.5 million to our subsidiary UniManagement S.r.l. to cover losses foreseen for 2010 and (ii) fresh capital of €0.9 million to our subsidiary Sicilia Convention Bureau S.r.l. to cover start-up costs.
• An undertaking to take a minority stake in Grameen Italia S.p.A. (a company newly formed in partnership with the Grameen Trust; it will offer microcredit to small businesses with the aim of promoting social development in the less privileged sections of the population) for some €0.5 million plus a further financial contribution of €4.5 million to cover start-up costs.
• An undertaking to set up a subsidiary in Brazil in support of the activity of UniCredit's São Paulo representative office within the overall restructuring of the Group's foreign network. The new company will have capital of some €0.2 million.

Section 11 - Insurance reserves attributable to reinsurers - Item 110

11.1 Insurance reserves attributed to reinsurers: breakdown

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
A. Non-life business	**-**	**-**
A.1 Provision for unearned premiums	-	-
A.2 Provision for outstanding claims	-	-
A.3 Other insurance provisions	-	-
B. Life business	**195**	**234**
B.1 Mathematical provisions	-	-
B.2 Provision for outstanding claims	194	187
B.3 Other insurance provisions	1	47
C. Provision for policies where the investment risk is borne by the policyholders	**-**	**-**
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-
C.2 Provision for pension funds	-	-
D. Total insurance reserves attributable to reinsurers	**195**	**234**

11.2 Change in item 110 "Technical reserves attributed to reinsurers"

(€ '000)

	CHANGES IN 2009							
	NON- LIFE BUSINESS			LIFE BUSINESS			PROVISION FOR POLICIES WHERE THE INVESTMENT RISK IS BORNE BY THE POLICYHOLDERS	
	PROVISION FOR UNEARNED PREMIUMS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	MATHEMATICAL PROVISIONS	PROVISION FOR OUTSTANDING CLAIMS	OTHER INSURANCE PROVISIONS	RELATING TO POLICIES WHERE THE PERFORMANCE IS CONNECTED TO INVESTMENT FUNDS AND MARKET INDICES	PROVISION FOR PENSION FUNDS
Amounts ceded to reinsurers from insurance provisions - opening balance	**-**	**-**	**-**	**-**	**187**	**47**	**-**	**-**
a) Increases	-	-	-	-	8	-	-	-
b) Decreases	-	-	-	-	1	46	-	-
Amounts ceded to reinsurers from insurance provisions - closing balance	**-**	**-**	**-**	**-**	**194**	**1**	**-**	**-**

Part B - Consolidated Balance Sheet - Assets (Continued)

Section 12 - Property, plant and equipment - Item 120

Property, plant and equipment, which include land, buildings used in the business, real estate investments, technical furniture and fittings, amounted to €12,089 million at end 2009, up by €154 million over the €11,935 million at end 2008.

12.1 Property, plant and equipment assets: breakdown of assets carried at cost

(€ '000)

ASSETS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
A. Assets for operational use		
1.1 owned	**8,706,651**	**9,122,398**
a) land	1,724,221	2,236,861
b) buildings	3,784,225	4,369,518
c) office furniture and fittings	265,821	287,440
d) elettronic systems	792,233	813,889
e) other	2,140,151	1,414,690
1.2 leased	**62,892**	**138,067**
a) land	2,801	2,801
b) buildings	48,613	49,897
c) office furniture and fittings	155	1,677
d) elettronic systems	1,978	7,214
e) other	9,345	76,478
Total A	**8,769,543**	**9,260,465**
B. Held-for-investment assets		
2.1 owned	**3,319,731**	**1,367,440**
a) land	1,075,952	630,757
b) buildings	2,243,779	736,683
2.2 leased	**77**	**210**
a) land	-	-
b) buildings	77	210
Total B	**3,319,808**	**1,367,650**
Total (A+B)	**12,089,351**	**10,628,115**

The change in other assets for operational use is mainly attributable to assets under construction at UniCredit Group Companies.

12.2 Tangible assets: breakdown of assets designated at *fair value* or revalued

(€ '000)

ASSETS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
A. Assets for operational use		
1.1 owned	**-**	**-**
a) land	-	-
b) buildings	-	-
c) office furniture and fitting	-	-
d) electronic systems	-	-
e) other	-	-
1.2 leased	**-**	**-**
a) land	-	-
b) buildings	-	-
c) office furniture and fitting	-	-
d) electronic systems	-	-
e) other	-	-
Total A	**-**	**-**
B. Held-for-investment assets		
2.1 owned	**-**	**1,307,336**
a) land	-	315,427
b) buildings	-	991,909
2.2 leased	**-**	**-**
a) land	-	-
b) buildings	-	-
Total B	**-**	**1,307,336**
Total (A+B)	**-**	**1,307,336**

Following the transfer of EuroImmoprofil to the European Office Fond (Sub-Group UniCredit Bank AG), real estate investments which in 2008 had been recognized in this table are now recognized in Property, plant and equipment held for investment valued at cost - since they are no more relating to liabilities with yields connected to the fair value of investments under IAS 40.32A.

12.3 Property, plant and equipment used in the business: annual changes

(€ '000)

	CHANGES IN 2009					
	LAND	BUILDINGS	OFFICE FUNITURE AND FITTINGS	ELECTRONIC SYSTEMS	OTHER	TOTAL
A. Gross opening balance	**2,239,662**	**6,987,927**	**1,425,088**	**3,036,024**	**2,889,135**	**16,577,836**
A.1 Total net reduction in value	-	(2,568,512)	(1,135,971)	(2,214,921)	(1,397,967)	(7,317,371)
A.2 Net opening balance	**2,239,662**	**4,419,415**	**289,117**	**821,103**	**1,491,168**	**9,260,465**
B. Increases	**40,843**	**804,826**	**46,194**	**346,599**	**1,204,336**	**2,442,798**
B.1 Purchases	721	92,244	40,914	293,567	1,085,737	1,513,183
B.2 Capitalised expenditure on improvements	-	4,231	-	1,155	55	5,441
B.3 Write-backs	-	2,705	112	53	984	3,854
B.4 Increase in fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
B.5 Positive Exchange differences	431	7,017	224	1,049	2,494	11,215
B.6 Transfer from properties held for investment	13,209	12,789	-	-	-	25,998
B.7 Other changes	26,482	685,840	4,944	50,775	115,066	883,107
C. Reductions	**553,483**	**1,391,403**	**69,335**	**373,491**	**546,008**	**2,933,720**
C.1 Disposals	342,923	835,948	2,074	38,392	260,769	1,480,106
C.2 Depreciation	-	201,523	60,639	310,410	166,199	738,771
C.3 Impairment losses:	130	6,742	481	4,713	545	12,611
a) in equity	-	-	-	-	-	-
b) through profit or loss	*130*	*6,742*	*481*	*4,713*	*545*	*12,611*
C.4 Reductions of fair value:	-	-	-	-	-	-
a) in equity	-	-	-	-	-	-
b) through profit or loss	-	-	-	-	-	-
C.5 Negative exchange differences	4,002	35,221	2,640	6,707	5,263	53,833
C.6 Transfers to:	154,190	280,205	-	8	123	434,526
a) property, plant and equipment held for investment	*144,287*	*241,505*	-	-	-	*385,792*
b) assets held for sale	*9,903*	*38,700*	-	*8*	*123*	*48,734*
C.7 Other changes	52,238	31,764	3,501	13,261	113,109	213,873
D. Net final balance	**1,727,022**	**3,832,838**	**265,976**	**794,211**	**2,149,496**	**8,769,543**
D.1 Total net reduction in value	-	(2,630,086)	(1,131,326)	(2,359,114)	(1,469,972)	(7,590,498)
D.2 Gross closing balance	**1,727,022**	**6,462,924**	**1,397,302**	**3,153,325**	**3,619,468**	**16,360,041**
E. Carried at cost (*)	-	-	-	-	-	-

* The Group does not use the revaluation model (fair value) to measure tangible assets held for use in the business.

Part B - Consolidated Balance Sheet - Assets (Continued)

12.4 Property, plant and equipment held for investment: annual changes

(€ '000)

	CHANGES IN 2009	
	LAND	BUILDINGS
A. Opening balances	**946,184**	**1,728,802**
B. Increases	**316,423**	**873,427**
B.1 Purchases	20,911	94,897
B.2 Capitalised expenditure on improvements	-	-
B.3 Increases in fair value	-	-
B.4 Write backs	2,890	2,134
B.5 Positive exchange differences	1,110	2,767
B.6 Transfer from properties used in the business	144,287	241,505
B.7 Other changes	147,225	532,124
C. Reductions	**186,655**	**358,373**
C.1 Disposals	93,979	157,206
C.2 Depreciation	-	102,278
C.3 Reductions in fair value	10,825	27,666
C.4 Impairment losses	4,574	17,557
C.5 Negative exchange differences	169	517
C.6 Transfers to:	17,120	12,789
a) Properties used in the business	*13,209*	*12,789*
b) Non current assets classified as held for sale	*3,911*	-
C.7 Other changes	59,988	40,360
D. Closing balances	**1,075,952**	**2,243,856**
E. Measured at fair value	**1,155,272**	**2,396,086**

12.5 Commitments to purchase property, plant and equipment

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
A. Contractual commitments	15,570	20,565

Outstanding commitments refer to the purchase of property, plant and equipment.

Section 13 - Intangible assets - Item 130

An intangible asset is an identifiable non-monetary asset without physical substance, to be used for several years. Intangible assets include goodwill and, among "other intangible assets", brands, core deposits, customer relationships and software. Goodwill is the excess of the cost of a business combination over the net fair value of the assets and liabilities of companies or businesses at the acquisition date. As at December 31, 2009 intangible assets fell from €26,482 million in 2008 to €25,823 million substantially for the effect of the amortization related to intangible assets with finite life.

13.1 Intangible assets: breakdown

	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
ASSETS/VALUES	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE
A.1 Goodwill	**X**	**20,490,534**	**X**	**20,888,714**
A.1.1 attributable to the Group	X	20,490,534	X	20,888,714
A.1.2 attributable to minorities	X	-	X	-
A.2 Other intangible assets	**4,267,113**	**1,064,950**	**4,514,703**	**1,078,500**
A.2.1 Assets carried at cost:	4,267,113	1,064,950	4,514,703	1,078,500
a) Intangible assets generated internally	*363,765*	-	*391,455*	-
b) Other assets	*3,903,348*	*1,064,950*	*4,123,248*	*1,078,500*
A.2.2 Assets valued at fair value:	-	-	-	-
a) Intangible assets generated internally	-	-	-	-
b) Other assets	-	-	-	-
Total	**4,267,113**	**21,555,484**	**4,514,703**	**21,967,214**
Total finite and indefinite life		**25,822,597**		**26,481,917**

13.2 Intangible assets: annual changes

(€ '000)

	CHANGES IN 2009					
		OTHER INTANGIBLE ASSETS				
		GENERATED INTERNALLY		OTHER		
	GOODWILL	FINITE LIFE	INDEFINITE LIFE	FINITE LIFE	INDEFINITE LIFE	TOTAL
A. Gross Opening Balance	**22,962,192**	**826,270**	**-**	**6,634,089**	**1,078,500**	**31,501,051**
A.1 Net reductions	(2,073,478)	(434,815)	-	(2,510,841)	-	(5,019,134)
A.2 Net opening balance	**20,888,714**	**391,455**	**-**	**4,123,248**	**1,078,500**	**26,481,917**
B. Increases	**45,798**	**155,375**	**-**	**449,010**	**1**	**650,184**
B.1 Purchases	3,430	77,502	-	301,324	-	382,256
B.2 Increases in intangible assets generated internally	X	64,948	-	-	-	64,948
B.3 Write-backs	X	-	-	213	-	213
B.4 Increase in fair value		-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
B.5 Positive exchange differences	32,335	78	-	7,505	-	39,918
B.6 Other changes	10,033	12,847	-	139,968	1	162,849
C. Reductions	**443,978**	**183,065**	**-**	**668,910**	**13,551**	**1,309,504**
C.1 Disposals	44,923	5,277	-	10,987	-	61,187
C.2 Write-downs	-	88,808	-	562,509	-	651,317
- amortization	X	88,502	-	554,057	-	642,559
- write-downs	-	306	-	8,452	-	8,758
+ in equity	*X*	-	-	-	-	-
+ through profit or loss	-	*306*	-	*8,452*	-	*8,758*
C.3 Reduction in fair value		-	-	-	-	-
- in equity	*X*	-	-	-	-	-
- through profit or loss	*X*	-	-	-	-	-
C.4 Transfers to non-current assets held for sale	-	-	-	-	-	-
C.5 Negative exchange differences	305,950	602	-	36,282	13,550	356,384
C.6 Other changes	93,105	88,378	-	59,132	1	240,616
D. Net Closing Balance	**20,490,534**	**363,765**	**-**	**3,903,348**	**1,064,950**	**25,822,597**
D.1 Total net write-down	(2,073,478)	(421,427)	-	(2,872,979)	-	(5,367,884)
E. Closing balance	**22,564,012**	**785,192**	**-**	**6,776,327**	**1,064,950**	**31,190,481**
F. Carried at cost	**-**	**-**	**-**	**-**	**-**	**-**

• The Group does not use the revaluation model (fair value) to measure intangible assets.
The other Intangible Assets: Other Indefinite Life represents the Trademark. The other Intangible Assets: Other definite Life include Customer RelationShip and Core Deposits for €2,901 million.

13.3 Other information

Information on intangible assets and goodwill

The application of IFRS 3 in the accounting of business combination operations has resulted in the recording of significant amounts for intangible assets and goodwill. The following table shows changes occurring in the financial year to the values entered for the various intangible asset items identified, including the evaluative effects described below.

(€ million)

INTANGIBLE ASSETS (EXCEPT SOFTWARE)	VALUE AS AT 12.31.2008	AMORTIZATION	*IMPAIRMENT*	OTHER CHANGES (*)	VALUE AS AT 12.31.2009
Trademarks	1,079	-	-	(14)	1,065
Core deposits	1,454	(75)	-	-	1,379
Customer relationship	1,706	(160)	-	(24)	1,522
Goodwill	20,889	-	-	(398)	20,491
TOTAL	**25,128**	**(235)**	**-**	**(436)**	**24,457**

(*) Mainly due to the exchange rate effect

Part B - Consolidated Balance Sheet - Assets (CONTINUED)

The **trademarks and goodwill** are intangible assets considered as having an indefinite term. The assumption is that they will contribute to the income flows for an indefinite period.

The **other intangible assets** have a finite term, originally valued by discounting financial flows over a period that expresses the remaining term of the relationships existing at the date of the business combination operation from which they are derived. Intangible assets with a finite useful life are amortized based on the related useful life of such assets.

An outline is provided below of the types of intangible assets recognized through business combinations and the methods used to set the relative fair value as at the acquisition date.

Trademarks

The fair value of the trademarks was determined using the relief from royalty method which estimates their value on the basis of the proceeds from transferring their use to third parties. Royalties are calculated by applying royalty rates to earnings (operating income, adjusted for non-trademark related items).
In summary, this method is divided into three steps:
- determination of the royalty rate (inferred by comparison with similar cases or determined analytically)
- application of the royalty rate to the income flows
- determination of the present value of royalties: net of taxes, calculated by applying a discount rate that accounts for the contextual risk of the trademark being valued.

During the financial year, the carrying amount of trademarks was also supported by an expert opinion provided by a primary consulting group, which confirmed the carrying amounts for the principal trademarks which appear as assets on the consolidated Balance Sheet.

Core Deposits

The value of the relationship connected to Core Deposits depends on the fact that part of a bank's short-term deposits (current accounts and savings deposits) and current account overdrafts remains on these accounts for significant periods of time.
The economic life of the relationship is longer than their contractual term. The spread between the actual cost of the deposits included in the Core Deposits and the cost of the deposits at interbank market rates (so-called mark-down) represents the most significant value component associated with this intangible asset. The income levels used to determine the fair value of Core Deposits, a commission component that contributes to the total income generated by the relationship, is also considered.
The fair value of this asset is determined by discounting the flows representing the income margins generated by the deposits for a term that expresses the remaining life of the relationships existing at the date of acquisition. As finite term assets, the relative value is amortized at constant rates in relation to the period associated with the asset's expected economic benefits.
The average residual useful life of Core Deposits is 22 years.

Customer Relationships

Assets Under Management (AUM)

The value of this intangible derives mainly from the Company's ability to obtain a return from the placement of asset management products with its customers.
The income flows used for the first recording of the valuation of this asset are:
- for the placing banks, commission retrocessions from the product issuers
- for the product issuers, commissions received from customers net of commission expenses, retroceded mainly to the placing banks.

Such commissions were considered recurrent because they are linked to Assets Under Management held by customers.
The average residual useful life of these intangible assets is 22 years.

Asset Under Custody (AUC)

The value of this intangible derives mainly from the Company's ability to obtain a return from deposits administered on behalf of customers.
Income flows used for the first recording of the valuation of this item were the commissions received for managing assets under administration. Such commissions were classified as recurrent because they are generated by the ordinary business of customers regarding their portfolios.
The average residual useful life of these intangible assets is 11 years.

Life Insurance

The value of this intangible derives mainly from the Company's ability to obtain a return from the placement of Bancassurance products with its customers.
The income flows used for the first recording of the valuation of this asset were the commissions received for conducting Bancassurance business.
These commissions were considered recurrent as comparable, from the viewpoint of the investor, to management or custody of assets.
The average residual useful life of these intangible assets is 27 years.

Products
The value of this intangible asset is derived from income generated by trading conducted on behalf of the SGR of the Group. The income flows used for the first recording of the valuation were the commissions received for brokerage on behalf of the SGR. These were considered recurrent because they are generated by the ordinary operating of the funds in which customer savings are invested.
Also, in some cases, the asset value is attributable to the commissions received for disbursement of regional incentives.
The average residual useful life of these intangible assets is 6 years.

Other
This intangible asset includes all other types of identified so-called customer relationships, including, without limitation, those derived from the company's ability to obtain commissions from the placement of third party bonds and activities related to securities auctions.
The average residual useful life of these intangible assets is 11 years.

The Group does not hold intangible assets acquired by way of public contributions and intangible assets pledged as collateral for liabilities.

The impairment test of intangible assets recognized through business combination transactions
Pursuant to IAS 36, all intangible assets having an indefinite useful life, including goodwill, must be subjected, at least annually, to impairment tests to verify the recoverability of their indicated values. For those intangible assets having a finite useful life, one is required to calculate any potential losses each time loss indicators are triggered.

Recoverable value is the greater amount between the utility value (current value of future financial cash flows generated by the assets being considered) and related fair value net of selling costs.

The recoverable value of the intangible assets subject to the impairment test must be calculated for each individual asset, unless both of the following conditions are met:
- The utility value for the asset is not estimated to be close to the fair value net of selling costs;
- The asset does not generate financial flows that are comfortably independent of those connected with other assets.

When such conditions are met, the impairment test is carried out on a Cash Generating Unit (CGU) level, as required under the above-mentioned accounting principle.

It should be noted that the impairment tests carried out by the UniCredit Group in calculating the utility value of the Cash Generating Units (CGU), as described herein, includes both intangible assets having an indefinite useful life (goodwill and trademarks), as well as intangible assets having a finite useful life (core deposits and customer relationships), where the loss indicators noted in the accounting principle are used.
In fact, core deposits and customer relationships are considered as not capable of being the focus of independent impairment tests, since these assets do not generate financial flows independent of those connected with other assets.

In order to calculate the utility value of intangible assets subject to impairment tests, accounting principle IAS 36 provides that one must refer to cash flows related to such assets upon the conditions applicable as at the date of the test, not making any distinction between cash flows connected to the assets originally considered with the application of IFRS 3 and those based on subsequent changes.

In order to carry out the impairment tests, the utility value of the so-called "Cash Generating Units" ("CGUs") to which such intangible assets have been allocated must be calculated taking into account cash flows for all the assets and liabilities included in the CGUs, and not only those for which goodwill and/or intangible assets have been identified under IFRS 3.

Definition of Cash Generating Units (CGU)
The estimated utility value for the purposes of verifying any impairment of intangible assets, including goodwill, which do not generate cash flows except as accessories to other company business, requires that these assets be first attributed to relatively independent operating units in terms of management (from the viewpoint of generating independent cash flows, planning and internal reporting). These operating units are specifically defined as Cash Generating Units (CGU).

In accordance with the provisions of IFRS 3 and IAS 36, for the purposes of impairment testing, goodwill was allocated to the following operational Divisions of the Group, identified as CGUs:
- **Retail** which focuses on Mass Market, Affluent and Small Business customers, regardless of their geographical location;
- **Corporate & Investment Banking** (formerly Corporate and Markets & Investment Banking) which includes the following:
  - businesses with minimum annual turnover of €3 million;
  - Group activities on the financial markets and in the Investment Banking sector (e.g. trading, distribution, structured derivatives, financing and loan syndication, mergers and acquisitions, private equity portfolio management, direct investments in the capital of both listed and unlisted companies, etc.);
- **Private Banking** which targets private customers with medium to high financial assets, providing them with advisory and asset management services. Uses both traditional channels typical of the customer segment (private bankers) as well as innovative distribution models (networks of financial advisors and banking services, and online trading);
- **Asset Management** specializes in preserving and increasing the value of customers' investments through a number of innovative financial solutions (mutual funds, asset management, portfolio for institutional investors, etc.);

Part B - Consolidated Balance Sheet - Assets (Continued)

- **Central Eastern Europe (CEE)** includes the Group's activities in the countries of Central Eastern Europe (excluding Poland); includes the activities in Kazakhstan and Ukraine which are subject to specific valuation;
- **Poland's Markets** includes the Group's activities in Poland;
- **Group parent** and other companies.

The CGU represent the lowest point at which goodwill is monitored at Group level. The identified CGU correspond to the organizational business units through which the Group develops its business and provides information about the sector. With regard to the Central Eastern Europe (CEE) CGU, additional tests were carried out with reference to the individual countries where the Group operates. The allocation methodology adopted accounted for the synergies and the expected results of those organizational units.

Goodwill is allocated to the different CGU in two distinct steps:
- The first identifies the goodwill as the difference between the fair value of the acquisition recorded in the balance of the individual buyer and the net assets at fair value, resulting from application of the purchase price method to the assets, liabilities and estimated contingent liabilities evaluated at fair value of the acquired entity (excluding minority interests). This step also accounts for all the fair values resulting from transfers of companies or branches occurring within the Group as long as the purchase price agreement remains provisional.
- The second allocates the weighted residual goodwill to the CGU depending on the relative fair values.

The entire amount of goodwill has been allocated to the various CGU.

Book value of the CGU

The book value of the CGU is determined in a manner consistent with the criterion by which the recoverable amount of the latter is determined. The recoverable amount of the CGU includes cash flows from related assets and liabilities, therefore the book value must also include the financial assets and liabilities that are generating these flows.
The carrying value of each CGU is determined based on its contribution to consolidated net assets, including the portion pertaining to minority interests. Specifically, the book value of the CEE and Poland's Markets CGU was determined by summing the individual book values of each company on the consolidated financial statements (corresponding to their shareholders' equity), including any intangibles recorded at the time of acquisition (net of amortization and successive impairments) and the consolidation entries.

As it would be too difficult to determine the carry value of the other CGU based on book values, management factors, determined by the Capital Management unit of the Planning, Finance and Administration Department, had to be used instead to make the proper sub-division. In each case, the intangible assets were attributed to the CGU in accordance with the accounting information available.

The following are the book values of the CGU at December 31, 2009, calculated as described above, and the shares of goodwill and other intangible assets allocated to each of these; the values refer to the situation before impairment testing.

(€ million)

CASH GENERATING UNIT CGU	VALUE AT 12.31.2009	OF WHICH GOODWILL (GROUP SHARE)	OF WHICH OTHER INTANGIBLE ASSETS (*)
Retail	10,739	5,974	201
Private Banking	655	264	48
Asset Management	1,859	1,719	-
Corporate & Investment Banking (CIB)	23,745	6,703	292
Central Eastern Europe (CEE)	15,128	4,289	220
of which:			
Ukraine	*943*	*457*	*19*
Kazakhstan	*1,146*	*762*	*36*
Poland's Markets	6,820	1,502	-
Group parent and other companies	4,147	40	2,033
Total	**63,093**	**20,491**	**2,794**

(*) Stated amounts are net of taxes.

Estimation of financial flows in determining utility value of CGU

As stated, in accordance with the provisions of IAS36, the impairment test of intangibles having an indefinite term must be performed at least once a year and whenever there is objective evidence of events that may have reduced its value. The accounting standards require that the impairment test compares the book value of each CGU with its recoverable value. Where the latter is less than the book value, a value adjustment must be recorded in the financial statements. The recoverable amount of a CGU is the greater of its fair value (net of selling costs) and its relative utility value.

The recoverable amount of the Group's CGU is represented by the utility value, determined on the basis of future financial flows generated by each CGU to which the goodwill has been allocated. These flows are estimated on the basis of:
- the 2010 budget approved by the Board of Directors on February 9, 2010;
- growth estimates prepared in accordance with the latest medium- to long-term Group Plan previously approved by the Board of Directors.

In formulating its forecasts, management has also taken into account the recent macroeconomic and market environment.

The projections of future profits have been extended until 2019 (confirmed forecast) with the aim of obtaining an assessment of the Group's income capacity and the capacity to create value over time, regardless of the current macroeconomic situation. These projections were developed for all the CGU and for the individual countries in the region of Central and Eastern Europe.

The cash flow expected for 2019 represents the basis for calculating Terminal Value, which indicates the capacity of the CGU to generate future financial flows beyond that year. According to the most widely used methodology, Terminal Value is calculated as the value of a perpetuity valuated on the basis of a standardized, economically viable flow that is consistent with the long-term growth rate, so-called "g", which may be fixed or digressive, as required by IAS/IFRS accounting principles.

Utility value is determined by discounting financial flows at a rate that accounts for current valuations of the time value of money and the risks specific to the asset. For each CGU, given the varying levels of risk of the respective fields of operation, specific, risk-differentiated premiums were used for each individual entity or operational area. The discount rates include a country risk component.

Estimates used to determine cash flows and their growth rates are particularly complex because of the uncertainties which surrounded and still surround the current and prospective macroeconomic scenario and the situation of the financial markets and the real economy.

This scenario was defined with an appropriate level of caution on account of the continuing tensions in the real economy and financial markets. In fact, the recession and extreme weakness of the major economies in which the Group operates began in 2008 and continued throughout 2009. As for the CEE countries, the economic environment remained difficult, with negative GDP growth rates in almost all countries of the region.

From the second half of 2009 some positive signs, such as a lower foreign deficit, suggest that the most critical situation is now over, even if conservative estimates lead us to believe that a return to significant growth rates may only be possible from 2011.

The impact of the recession in the Euro Area on the credit market intensified during 2009. Bank lending and borrowing rates declined sharply throughout 2009, reflecting the reduction of the official rates by the ECB. The forecast is positive for direct deposits, reflecting the policy of the banks to strengthen their liquidity profile and the persistence of high-risk aversion by households, while loans are expected to weaken gradually (both in the private and business sectors).

Due to the instability that continued to affect the financial environment, the asset management and custody sector, already under great pressure during 2008, recorded further declines though at a slower pace than the negative peaks of the fourth quarter 2008.

The Board of Directors has approved the valuation procedure (impairment test) based on the financial flow estimates and additional assumptions, developed by the Management.

Part B - Consolidated Balance Sheet - Assets (Continued)

The following tables summarize the estimates of the main macroeconomic indicators, relative to the markets where the Group operates, used to validate the estimates of future financial flows.

COMPOUND ANNUAL GROWTH RATE 2009-2012	REAL GDP	RATE OF INFLATION	GROWTH RATE LOANS	GROWTH RATE DEPOSITS
Italy	0.9%	1.8%	3.5%	6.0%
Germany	1.6%	1.4%	2.2%	4.5%
Austria	1.5%	1.7%	2.5%	2.8%
Bosnia and Herzegovina	0.8%	2.6%	4.8%	5.3%
Bulgaria	0.9%	2.0%	7.0%	7.5%
Croatia	1.0%	3.4%	4.8%	4.6%
Estonia	1.7%	1.3%	7.6%	7.5%
Kazakhstan	4.5%	6.3%	15.7%	14.7%
Latvia	1.4%	1.6%	9.7%	11.6%
Lithuania	0.0%	1.3%	4.5%	5.1%
Poland	3.2%	3.1%	6.6%	7.0%
Czech Republic	2.9%	2.3%	10.4%	5.3%
Rumania	2.8%	3.7%	9.3%	10.8%
Russia	3.1%	7.8%	11.6%	12.3%
Serbia	1.4%	6.3%	9.6%	11.7%
Slovakia	3.2%	3.0%	10.4%	6.0%
Slovenia	1.4%	2.6%	5.4%	4.4%
Turkey	4.2%	4.9%	15.8%	12.2%
Ukraine	3.2%	9.9%	2.7%	8.8%
Hungary	1.9%	2.1%	5.1%	5.7%

CEE COUNTRIES: INTERBANK RATE[1]	2009	2010	2011	2012
Bosnia and Herzegovina[1]	n.a	n.a	n.a	n.a
Bulgaria	2.2%	3.3%	4.8%	4.3%
Croatia	9.0%	8.8%	6.0%	4.8%
Estonia	4.3%	4.1%	3.2%	3.5%
Kazakhstan	8.2%	9.0%	9.0%	8.0%
Latvia	6.5%	6.9%	4.0%	4.9%
Lithuania	4.5%	3.9%	3.1%	3.5%
Poland	4.2%	4.6%	5.1%	5.0%
Czech Republic	1.5%	1.8%	3.4%	3.9%
Rumania	8.8%	7.1%	6.3%	6.0%
Russia	10.0%	8.8%	8.3%	7.0%
Serbia[2]	11.0%	10.0%	10.0%	9.5%
Turkey	7.0%	7.8%	8.3%	9.8%
Ukraine[1]	n.a	n.a	n.a	n.a
Hungary	7.0%	6.1%	5.6%	5.2%

1. For the eurozone countries (Italy, Germany, Austria, Slovenia and Slovakia) and Bosnia (whose currency is pegged to the euro), the interbank rate used is the Euribor 3-month rate.
2. Illiquid market. The official Serbian Central Bank rate was used.

NON-CEE COUNTRIES: RATES	2009	2010	2011	2012
ECB refinancing operations rate ("Refi")	1.00%	1.00%	2.50%	3.75%
3 month Euribor	0.83%	1.36%	2.77%	3.95%
Italy				
Deposits	0.66%	1.19%	1.86%	2.33%
Short-term loans	4.26%	4.79%	5.67%	6.38%
Medium- to long-term loans	3.75%	4.28%	5.12%	5.76%
Germany				
Deposits	1.43%	1.74%	2.35%	2.80%
Short-term loans	5.20%	5.63%	6.43%	7.03%
Medium - to long-term loans	4.81%	5.24%	5.65%	6.07%
Austria				
Deposits	1.27%	1.63%	2.52%	3.26%
Short-term loans	3.51%	3.95%	4.91%	5.52%
Medium - to long - term loans	3.27%	3.65%	4.59%	5.13%

The calculation of the utility value for impairment testing purposes was conducted using a Discounted Cash Flow model (DCF). The cash flows were determined by subtracting from net profit (net of minority interests) the annual capital requirement generated by changes in risk-weighted assets. This capital requirement is defined as the level of capitalization that the Group aspires to achieve in the long term.

The Discounted Cash Flow model used by the Group is based on three stages:

- for the first period (2010), the Group Budget figures approved by the Board of Directors were used. These forecasts, though considering the difficult macro-economic scenario, take account of the Group's capacity to generate income due to its strong franchise and well-diversified revenue, strong local roots and traditional commercial banking activities.

  For certain CGU, the comparison between the cash flow for 2010 (determined using budget data) and that of 2011 may potentially show significant growth. Notwithstanding this, the development of the principal determinants for calculating profitability of the CGU (mainly volumes, rates and credit cycle) confirms that cash flow projections used for the years following 2011 are reasonable, and in some cases are conservative.

  For JSC ATF Bank, the first period runs from 2010 to 2013. Unlike the other CGU, a detailed plan has been used for the referenced period, which was approved by the Board of Directors of the subsidiary bank. With respect to previous valuations, the plan used for the December 31, 2009 valuation takes into account a transaction (the guarantee transaction scheme) which transferred a portion of its own credit portfolio risk (and consequently of profitability) to Bank Austria AG.

- for the period from 2011 to 2019, the financial flow projections are based on a growth rate of profits and decrease in risk-weighted assets, starting from the Compound Annual Growth Rate (CAGR) of net profits estimated in the Strategic Plan and arriving at the Terminal Values. The growth rates thus determined were corrected in some cases, where the result produced was not consistent with the profitability prospects of the CGU.

- the Terminal Value was determined using nominal growth rates of 2%. The nominal growth rate of GDP in the eurozone from 1995 to today is equal to 3.8% (1.8% real growth and 2% inflation). The choice of 2% as the nominal rate, corresponding to approx. 0% real growth, was dictated by prudence. For JSC Ukrsotsbank and JSC ATF Bank, the Terminal Value was calculated from 2014 and 2015 respectively, applying a nominal growth rate of 2%.

Goods destined for auxiliary and shared assets (corporate assets) were allocated to the CGU to which they refer, where applicable. For the indivisible portion of these assets, the recoverable value was verified at overall Group level.

Noting that the sustainability of cash flow projections used in the impairment test was valued in light of the updated macroeconomic situation as at the approval date of the impairment test, the following assumptions in relation to the principal profitability determinants adopted for the various CGU are outlined below:

- ***Retail***: The assumptions regarding projected cash flows for the Retail CGU reflect the macroeconomic environment and development prospects of the main countries where the Group operates in this segment, in particular Italy, Germany and Austria. The improvement of growth rates in volumes of loans and deposits expected in the coming years and the rise in interest rates were therefore taken into account. The latter (as shown in the tables above), in particular through the markdown component, is expected to significantly improve the Group's margins.
- ***Corporate & Investment Banking***: The forecasts made by CIB, like those for the Retail Division, take into account the improved economic environment. The increase in the growth rate of loans and the progressive reduction of risk in the loans portfolio were reflected in the cash flow forecasts prepared for the corporate business line. For the Markets & Investment Banking business line, forecasts reflect the expected reduction of volumes of the trading portfolio and, as a result, lower revenues. This phenomenon was partially countered by leverage from reduced personnel costs.

Part B - Consolidated Balance Sheet - Assets (Continued)

- ***Private Banking***: The assumptions made for Private Banking, in particular, for rising interest rates and the stimulus to volumes produced by the effects of the tax shield on capital invested abroad approved in 2009 by the Italian Parliament.
- ***Asset Management***: The assumptions used for Asset Management were influenced by the moderate growth of volumes expected over the coming years and the relative stability of margins.
- ***Central Eastern Europe (CEE)***: The recovery of economic growth expected in the CEE starting from 2011 was taken into account in the assumptions used, together with an expected moderate reduction of risk in the loans portfolio. The deep-seated commercial standing of the Group is expected to continue to fuel revenue growth in the CEE area.
  As regards **JSC ATF Bank**, the profits and risk-adjusted assets used have been calculated taking into account the consistent recovery foreseen in the growth rate of lending in Kazakhstan (as evidenced in the tables above), of the bank's as yet unrealized potential profitability, and of the profit in terms of risk cost arising from the transaction (the guarantee transaction scheme), under which a significant portion of credit portfolio risk was transferred to BA AG.
  For **Ukrsotsbank**, the assumptions adopted to assess sustainability of future cash flows used in the impairment test take into account a moderate recovery of volume, the normalization of risk costs and the reduction of operating expenses compared to the 2010 budget (this last item is affected by significant investments in information technology). In addition, the difficulties being experienced by primary competitors (some of the large banks having difficulties have been nationalized, whilst other smaller institutions are undergoing liquidation proceedings) have created notable opportunities to increase market share.
- ***Poland's Markets***: The forecasts for Poland's Markets also take into account the changing economic environment in Central and Eastern Europe. The positive effects of economic recovery, however, are partly mitigated by the contraction of margins (determined by the convergence of the Polish economy toward the standards of the eurozone). In this regard, more conservative macroeconomic assumptions were taken into account for the cash flow projections than for the previous impairment test.

Discount rates of flows

The table below summarizes the key assumptions adopted by management in calculating the recoverable amount of CGU:

CGU	INITIAL DISCOUNT RATE AFTER TAXES (KE)	FINAL DISCOUNT RATE AFTER TAXES (KE)	NOMINAL GROWTH RATE FOR THE CALCULATION OF TERMINAL VALUE
Retail	8.70%	10.55%	2.00%
CIB	9.94%	10.55%	2.00%
Private Banking	8.90%	10.55%	2.00%
Asset Management	10.18%	10.55%	2.00%
Central Eastern Europe[3]	16.35%	12.18%	2.00%
of which: JSC Ukrsotsbank (USB)	*26.67%*	*12.50%*	*2.00%*
of which: JSC ATF Bank (ATF)	*15.37%*	*12.50%*	*2.00%*
Poland's Markets	12.27%	11.00%	2.00%

3. The discount rate for the Central Eastern Europe CGU is the weighted arithmetic mean of the discount rates used for individual countries belonging to the individual business segment.

As can be seen from the table above, future financial flows were discounted using a conservative estimate of the discount rate, incorporating the various risk factors linked to the business sector into the equity cost (Ke). The discount rate is a nominal rate, net of taxes.

In particular, the cost of share capital for the Group and the differentiated cost for each of the sectors are the sum of:
- Risk-free rate: swap rate of the eurozone at 5 years, average of the last 6 years. The horizon of 6 years was chosen to reflect the average length of the economic cycle in the eurozone;
- Debt risk premium: average Credit Default Swap for the last 6 years paid by UniCredit;
- Equity risk premium: determined using the option-based model, based on the volatility of UniCredit shares over the last 6 years. For the sectors, the average volatility over the last 6 years for banks operating mainly in the same area was used, also taking into account the benefits of diversification. The latter was also determined by considering the variance-covariance matrix of quotations for the groups of banks used for the determination of the risk premium.

The cost of share capital, differentiated by each CEE country, is given by the sum of:
- Risk-free rate: local currency swap rate at 5 years, average of the last 6 years. Absent when the interbank rate was considered more liquid and representative;
- Country risk premium: average Credit Default Swap paid by the country over the past 6 years (or a shorter period in the absence of a sufficiently long time series);
- Own equity risk premium: determined using the option-based model and based on the volatility of UniCredit shares over the last 6 years.

The cost of capital used in the discounting of cash flows results in a defined value for each CGU. This value is calculated as an average of the cost of capital in a sampling of European banks based on the same methodology used for the cost of the initial capital of the Group, extending the expiration of the risk-free rate and the 5 to 10 year CDS. The cost of terminal value capital utilized varies depending on whether the CGU is located in a Western European country, in an Eastern European country that will become part of the euro zone by 2013, or in another country.

The Group's total utility value used in the impairment test is higher than the current market capitalization. This situation is common to most European banks: the price-to-book multiple of the banks in the S&P 600 is about 40% lower than the historical average. For UniCredit, the difference is largely explained by the short-term prospects implicit in the current market price, which is influenced by expectations of moderate profit for 2010 and the continuing uncertainty surrounding the outlook for GDP growth in the global economy.

This differs to the total utility value which includes mid- to long-term revenue prospects that are considered reasonable by the directors.
Since, as mentioned above, this assessment is made particularly complex by the current macroeconomic and market environment affecting the financial sector and the resulting difficulty in making predictions about future long-term profitability, sensitivity analyses were conducted, assuming changes to the main parameters used in the impairment test.

The table below summarizes the percentage deviations of the basic assumptions adopted for the different CGU needed to make the recoverable value of the CGU equal to its value in the financial statements:

CGU	INCREASE OF THE DISCOUNT RATE AFTER TAXES (KE) (PP)	INCREASE OF THE CORE TIER 1 RATIO TARGET (PP)	DECREASE OF THE NOMINAL GROWTH RATE FOR THE CALCULATION OF TERMINAL VALUE (PP)	DECREASE OF ANNUAL EARNINGS (PP)
Retail	2.4%	6.6%	-10.9%	-22.3%
CIB	0.9%	1.5%	-4.5%	-8.5%
Asset Management	7.4%	98.8%	-76.4%	-47.9%
Private Banking[4]	19.6%	42.8%	n. s.	-71.4%
Poland's Markets	2.9%	12.0%	-13.9%	-27.1%
Central Eastern Europe (CEE, Kazakhstan and Ukraine excluded)	0.3%	0.8%	-1.0%	-2.9%

4. In view of the sector's high profitability level, the results of the sensitivity analysis are not significant.

It should be noted that aligning a CGU's utility value to its book value, although it does not require devaluation of the goodwill of the specific CGU, could entail a devaluation of the goodwill at Group level. This is because the positive difference between utility value and book value of each CGU may compensate the negative value of auxiliary and shared assets not directly allocated to each CGU.

The total utility value is largely in line with the total carrying amount. Therefore, negative changes of the measurements used and the information contained in the impairment tests could lead to reduction in value in future financial years.

Supplementing the sensitivity analysis, the table below indicates the variation of the total utility value of the Group resulting from a variation of one percentage point of the main parameters used in the DCF model.

	1% INCREASE OF THE DISCOUNT RATE AFTER TAXES (KE)	1% INCREASE OF CORE TIER 1 RATIO TARGET	1% DECREASE OF THE NOMINAL GROWTH RATE FOR THE CALCULATION OF TERMINAL VALUE	1% DECREASE OF ANNUAL EARNINGS
Change of Group utility value	-12.1%	-6.1%	-3.7%	-1.2%

It must also be emphasized that the parameters and information used to verify the recoverability of goodwill (in particular the expected cash flows for the various CGU, and the discount rates used) are significantly influenced by the macroeconomic and market situation, which may be subject, to currently unpredictable changes. The effect that these changes may have on the estimated cash flows of the different CGU, as well as on the main assumptions made, could therefore lead to different results in the coming financial years with respect to those reported in these consolidated financial statements.

The results of the impairment test
The impairment test has confirmed the book value of goodwill in the financial statements at December 31, 2009. Consequently no value adjustments were recorded under that item.
For intangibles other than goodwill, the impairment test confirmed that their recoverable value exceeded the amount written in the consolidated financial statements, less amortization already recorded. It was therefore not necessary to record any impairment on the income statement.

Part B - Consolidated Balance Sheet - Assets (Continued)

Section 14 - Tax assets and tax liabilities - Item 140 (assets) and 80 (liabilities)

At December 31, 2009 **tax assets** (item 140 of assets) amounted to €12,577 million and comprise **"current tax assets"** in the amount of €2,416 million (up by €488 million yoy) and **"deferred tax assets"** in the amount of €10,161 million (down by €303 million yoy).
As required by regulations, the sub-item "Deferred tax assets" is detailed in table 14.1 below, whose amounts totally refer to the banking group portion.

At December 31, 2009 **tax liabilities** (item 80 of liabilities) amounted to €6,451 million and comprise **"current tax liabilities"** in the amount of €1,988 million (down by €839 million yoy) and **"deferred tax liabilities"** in the amount of €4,463 million (down by €939 million yoy).
As required by regulations, the sub-item "Deferred tax liabilities" is detailed in table 14.2 below, whose amounts totally refer to the banking group portion.

14.1 Deferred tax assets: breakdown

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
Deferred tax assets related to:		
Assets/liabilities held for trading	408,285	471,970
Other financial instruments	817,361	1,086,069
Property, plant and equipment / Intangible assets	2,562,507	2,572,074
Provisions	1,141,119	1,214,681
Other assets / liabilities	258,940	535,797
Loans and receivables with banks and customers	2,589,782	1,877,676
Tax losses carried forward	1,247,364	1,512,863
Other	1,135,938	1,192,834
Total	**10,161,296**	**10,463,964**

14.2 Deferred tax liabilities: breakdown

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
Deferred tax liabilities related to:		
Loans and receivables with banks and customers	1,015,239	1,227,497
Assets/liabilities held for trading	131,699	214,972
Other financial instruments	847,183	1,287,677
Property, plant and equipment / intangible assets	1,654,744	1,853,336
Other assets / liabilities	173,095	233,438
Deposits from banks and customers	89,130	82,210
Other	552,202	502,764
Total	**4,463,292**	**5,401,894**

14.3 Deferred tax assets: annual changes (balancing P&L)

(€ '000)

	CHANGES IN 2009	CHANGES IN 2008
1. Opening balance	**9,924,965**	**7,127,355**
2. Increases	**1,767,985**	**4,591,638**
2.1 Deferred tax assets arising during the year	1,384,017	4,218,113
a) relating to previous years	*21,889*	*11,431*
b) due to change in accounting policies	*9,890*	*1,226*
c) write-backs	*45,913*	*6,691*
d) other	*1,306,325*	*4,198,765*
2.2 New taxes or increases in tax rates	238	6,043
2.3 Other increases	383,730	367,482
3. Decreases	**2,034,318**	**1,794,028**
3.1 Deferred tax assets derecognised during the year	1,689,963	1,488,355
a) reversals of temporary differences	*1,517,405*	*1,470,876*
b) write-downs of non-recoverable items	*12,139*	*16,834*
c) change in accounting policies	-	*645*
d) other	*160,419*	-
3.2 Reduction in tax rates	1,773	16,091
3.3 Other decreases	342,582	289,582
4. Final amount	**9,658,632**	**9,924,965**

14.4 Deferred tax liabilities: annual changes (balancing P&L)

(€ '000)

	CHANGES IN 2009	CHANGES IN 2008
1. Opening balance	**4,799,658**	**4,670,877**
2. Increases	**452,736**	**1,250,230**
2.1 Deferred tax liabilities arising during the year	197,217	1,021,949
a) relating to previous years	*1,663*	*7,557*
b) due to change in accounting policies	-	*647*
c) other	*195,554*	*1,013,745*
2.2 New taxes or increases in tax rates	508	1,791
2.3 Other increases	255,011	226,490
3. Decreases	**1,269,693**	**1,121,449**
3.1 Deferred tax liabilities derecognised during the year	1,226,354	873,568
a) reversals of temporary differences	*991,934*	*640,581*
b) due to change in accounting policies	*184*	*8,336*
c) other	*234,236*	*224,651*
3.2 Reduction in tax rates	1,086	31,620
3.3 Other decreases	42,253	216,261
4. Final amount	**3,982,701**	**4,799,658**

Part B - Consolidated Balance Sheet - Assets (Continued)

14.5 Deferred tax assets: annual changes (balancing Net Equity)

(€ '000)

	CHANGES IN	
	2009	2008
1. Opening balance	**538,999**	**690,766**
2. Increases	**215,070**	**314,297**
2.1 Deferred tax assets arising during the year	87,687	304,009
a) relating to previous years	*4,952*	-
b) due to change in accounting policies	-	*5*
c) other	*82,735*	*304,004*
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	127,383	10,288
3. Decreases	**251,405**	**466,064**
3.1 Deferred tax assets derecognised during the year	201,749	362,991
a) reversals of temporary differences	*125,984*	*358,749*
b) writedowns of non-recoverable items	-	*4,242*
c) due to change in accounting policies	-	-
d) other	*75,765*	-
3.2 Reduction in tax rates	382	23
3.3 Other decreases	49,274	103,050
4. Final amount	**502,664**	**538,999**

14.6 Deferred tax liabilities: annual changes (balancing Net Equity)

(€ '000)

	CHANGES IN	
	2009	2008
1. Opening balance	**602,236**	**291,610**
2. Increases	**210,701**	**581,347**
2.1 Deferred tax liabilities arising during the year	195,373	236,360
a) relating to previous years	*90*	*6,681*
b) due to change in accounting policies	-	-
c) other	*195,283*	*229,679*
2.2 New taxes or increase in tax rates	-	-
2.3 Other increases	15,328	344,987
3. Decreases	**332,346**	**270,721**
3.1 Deferred tax liabilities derecognised during the year	133,760	254,238
a) reversal of temporary differences	*110,408*	*252,560*
b) due to change in accounting policies	-	-
c) Other	*23,352*	*1,678*
3.2 Reduction in tax rates	247	17
3.3 Other decreases	198,339	16,466
4. Final amount	**480,591**	**602,236**

14.7 Other information

Under IAS 12, no deferred tax assets due to tax losses carried forward were recognized, where no taxable income against which losses can be used appeared to be likely. At Group level unused tax losses for which no deferred tax assets had been recognized amounted to €7,460 million, of which €1,176 million attributable to UniCredit SpA's foreign branches, €5,814 million to UniCredit Bank AG subsidiaries and €470 million to Bank Austria subsidiaries. The portion attributable to UniCredit SpA's foreign branches concerned losses which might be recovered only in respect of future taxable income generated by the Branches in their respective country.

Section 15 - Non-current assets and disposal groups classified as held for sale - Item 150 (assets) and 90 (liabilities)

These items include non-current assets and the group of associated assets and liabilities (i.e. a group of units generating financial cash flow) whose sale is highly probable.
They are recognized at the lesser of the carrying amount and fair value net of disposal costs.

Balance sheet data at December 31, 2009 mainly refer to the equity investment in IRFIS Mediocredito della Sicilia SpA.

15.1 Non-current assets and disposal groups classified as held for sale: breakdown by type assets (€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
A. Individual assets		
A.1 Financial assets	533,465	924,471
A.2 Equity investments	182	2,201
A.3 Property, Plant and Equipment	67,400	60,069
A.4 Intangible assets	71	533
A.5 Other non-current assets	21,179	43,064
Total A	**622,297**	**1,030,338**
B. Asset groups classified as held for sale		
B.1 Financial assets held for trading	-	-
B.2 Financial assets at fair value through profit or loss	-	-
B.3 Available for sale financial assets	-	-
B.4 Held to maturity investments	-	-
B.5 Loans and receivables with banks	-	-
B.6 Loans and receivables with customers	-	-
B.7 Equity investments	-	-
B.8 Property, Plant and Equipment	-	-
B.9 Intangible assets	-	-
B.10 Other assets	-	-
Total B	**-**	**-**
Total A+B	**622,297**	**1,030,338**
C. Liabilities associated with assets classified as held for sale		
C.1 Deposits	270,926	295,042
C.2 Securities	-	-
C.3 Other liabilities	40,389	241,687
Total C	**311,315**	**536,729**
D. Liabilities included in disposal groups classified as held for sale		
D.1 Deposits from banks	-	-
D.2 Deposits from customers	-	-
D.3 Debt securities in issue	-	-
D.4 Financial liabilities held for trading	-	-
D.5 Financial liabilities at fair value through profit or loss	-	-
D.6 Provisions	-	-
D.7 Other liabilities	-	-
Total D	**-**	**-**
Total C+D	**311,315**	**536,729**

Following the changes to the table introduced by the first update to Circular 262, assets and liabilities belonging to disposal groups that are not discontinued operations are presented in sections A. Individual assets and C. Liabilities associated with assets classified as held for sale. Accordingly, also comparatives for 2008, previously reported in sections B. Asset groups classified as held for sale and D. Liabilities included in disposal groups classified as held for sale have been presented in the mentioned sections.

15.2 Other information

There is no significant information to be reported.

15.3 Details of investments in companies subject to significant influence not valued at net equity

At December 31, 2009 the Group does not hold any equity investment subject to significant influence not valued at equity, classified as held for sale.

Part B - Consolidated Balance Sheet - Assets (CONTINUED)

Section 16 - Other assets - Item 160

The change in Other Assets from €13,990 million at December 31, 2008 to €10,454 million at December 31, 2009 was mainly due to definitive items not attributable to other item, decreased from €4,377 million at end 2008 to €2,203 million at and 2009.

16.1 Other assets: breakdown

(€ '000)

	AMOUNTS AS AT	
ITEMS/VALUES	12.31.2009	12.31.2008
Margin with derivatives clearers (non-interest bearing)	100,001	207,544
Gold, silver and precious metals	58,014	42,487
Accrued income other capitalised income	349,830	606,063
Cash and other valuables held by cashier:	663,930	827,070
- current account cheques being settled, drawn on third parties	*612,629*	*708,938*
- current account cheques payable by group banks, cleared and in the process of being debited	*20,047*	*3,774*
- money orders, bank drafts and equivalent securities	*30,777*	*112,658*
- coupons, securities due on demand, revenue stamps and miscellaneous valuables	*477*	*1,700*
Interest and charges to be debited to:	301,795	233,062
- customers	*293,266*	*215,467*
- banks	*8,529*	*17,595*
Items in transit between branches not yet allocated to destination accounts	165,266	456,710
Items in processing	829,976	1,165,988
Items deemed definitive but not-attributable to other items:	2,203,120	4,377,233
- securities and coupons to be settled	*41,410*	*362,033*
- other transactions	*2,161,710*	*4,015,200*
Adjustments for unpaid bills and notes	148,276	177,079
Tax items other than those included in item 140	2,580,460	2,703,183
Other items	3,053,021	3,193,593
Total	**10,453,689**	**13,990,012**

Liabilities

Section 1 - Deposits from banks - Item 10

As already described in Section 6 of Assets (Loans and receivables with banks), **Deposits from banks** decreased from €177,677 million at end 2008 to €106,800 million at end 2009.

In **average terms**[5], these items were €143,191 million in 2009 and €176,336 million in 2008.

The average cost of these deposits fell by 3.80%, from 5.35% in 2008 to 1.55% in 2009.

The €70,877 million decrease in "**Deposits from banks**" was attributable to:
- a decrease in Deposits from Central banks by €53,086 million, of which €20,001 million relating to UniCredit SpA, €19,564 million to UniCredit Bank AG and €6,124 million to UniCredit Bank Austria AG.
- a reduction in Deposits from banks by €17,791 million, of which €12,092 million concerning time deposits.

1.1 Deposits from banks: product breakdown

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Deposits from central banks	**19,684,972**	**72,770,915**
2. Deposits from banks	**87,115,180**	**104,905,789**
2.1 Current accounts and demand deposits	18,300,255	14,548,866
2.2 Time deposits	27,610,170	39,701,991
2.3 Loans	34,623,268	43,819,781
2.3.1 repos	*11,881,982*	*19,689,312*
2.3.2 other	*22,741,286*	*24,130,469*
2.4 Liabilities in respect of commitments to repurchase treasury shares	-	-
2.5 Other liabilities	6,581,487	6,835,151
Total	**106,800,152**	**177,676,704**
Fair value	***106,989,042***	***177,850,724***

The sub-item 2.3 Loans includes repos executed using proprietary securities issued by Group companies, which were eliminated from assets on consolidation.

1.2 Breakdown of item 10 "Deposits from banks": subordinated debts

(€ '000)

	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
Deposits from banks: subordinated debts	231,317	185,852

1.3 Breakdown of item 10 "Deposits from banks": structured debts

There were no deposits from banks: structured debts.

1.4 Deposit from banks: liability items subject to micro-hedging

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Liability items subject to micro-hedging of fair value	**155,261**	**598,364**
a) Interest rate risk	-	485,956
b) Currency risk	-	-
c) Multiple risks	155,261	112,408
2. Liability items subject to micro-hedging of cash flows	**206,649**	**536,943**
a) Interest rate risk	179,296	274,166
b) Currency risk	-	-
c) Other	27,353	262,777
Total	**361,910**	**1,135,307**

1.5 Amounts payable under finance leases

There are no amounts payable to banks under finance leases.

5. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

Part B - Consolidated Balance Sheet - Liabilities (CONTINUED)

Section 2 - Deposits from customers - Item 20

Deposits from customers decreased by €7,208 million (or 2%), from €388,831 million at end 2008 to €381,623 million at end 2009.

In **average terms**[2] this item was down by 4%, from €402,522 million in 2008 to €384,977 million in 2009.

The average cost of these deposits was 1.50% in 2009, down from 3.08% in 2008.

2.1 Deposits from customers: product breakdown

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Current accounts and demand deposits	217,353,447	197,010,486
2. Time deposits	111,557,776	121,471,020
3. Loans	29,726,942	44,831,199
3.1 repos	*20,471,063*	*30,169,624*
3.2 other	*9,255,879*	*14,661,575*
4. Liabilities in respect of commitments to repurchase treasury shares	528,773	-
5. Other liabilities	22,456,352	25,518,061
Total	**381,623,290**	**388,830,766**
Fair Value	***381,390,731***	***388,639,132***

Loans also include liabilities relating to repos executed using proprietary securities issued by Group companies, which were eliminated from assets on consolidation.

2.2 Breakdown of item 20 "Deposits from customers": subordinated debts

(€ '000)

	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
Deposits from customers: subordinated debts	561,781	651,768

2.3 Breakdown of item 20 "Deposits from customers": structured debts

(€ '000)

	AMOUNTS AS AT 12.31.2009 CARRYING VALUE	AMOUNTS AS AT 12.31.2008 CARRYING VALUE
Deposits from customers: subordinated debts	36,141	33,002

2.4 Deposits from customers: liability items subject to micro-hedging

(€ '000)

TYPE OF TRANSACTIONS/VALUES	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
1. Liability items subject to micro-hedging of fair value	**-**	**438,318**
a) Interest rate risk	-	407,182
b) Currency risk	-	-
c) Other	-	31,136
2. Liability items subject to micro-hedging of cash flows	**871,730**	**2,413,068**
a) Interest rate risk	771,684	2,322,019
b) Currency risk	-	-
c) Other	100,046	91,049
Total	**871,730**	**2,851,386**

2.5 Amounts payable under finance leases

(€ '000)

	AMOUNTS AS AT 12.31.2009 MINIMUM LEASE PAYMENTS	AMOUNTS AS AT 12.31.2009 PRESENT VALUE OF MINIMUM LEASE PAYMENTS
Amounts payable under finance leases:		
Up to twelve months	4,180	3,718
From one to five years	5,824	4,373
Over five years	-	-
Total value of minimum lease payments	**10,004**	**8,091**
Less: time value effect	**(1,324)**	**X**
Present value of minimun payment obligations	**8,680**	**8,091**

6. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008. In particular, loans to customers and banks include total impairment losses.

Section 3 - Debt securities in issue - Item 30

"Debt securities" were €214,773 million at end 2009. The €12,314 million increase over 2008 was entirely attributable to other securities.

In **average terms**[7], this item was down by 12%, from €230,993 million in 2008 to €204,396 million in 2009.

The average cost of these deposits fell by 1.09%, from 4.85% in 2008 to 3.76% in 2009.

3.1 Debt securities in issue: product breakdown

(€ '000)

TYPE OF SECURITIES/ VALUES	AMOUNTS AS AT 12.31.2009				AMOUNTS AS AT 12.31.2008			
	BALANCE SHEET VALUE	FAIR VALUE			BALANCE SHEET VALUE	FAIR VALUE		
		LEVEL 1	LEVEL 2	LEVEL 3		LEVEL 1	LEVEL 2	LEVEL 3
A. Listed securities								
1. Bonds	161,669,590	56,198,308	96,278,273	3,060,676	158,934,767	84,186,762	70,164,613	2,766,270
1.1 structured	11,986,643	228,284	11,909,932	142,327	11,988,680	3,661,901	8,131,681	189,293
1.2 other	149,682,947	55,970,024	84,368,341	2,918,349	146,946,087	80,524,861	62,032,932	2,576,977
2. Other securities	53,103,287	10,567,343	16,493,328	33,914,799	43,524,033	8,980,217	6,571,995	28,741,213
2.1 structured	973,448	27,399	936,993	11,764	1,585,963	23,396	1,114,583	438,904
2.2 other	52,129,839	10,539,944	15,556,335	33,903,035	41,938,070	8,956,821	5,457,412	28,302,309
Total	**214,772,877**	**66,765,651**	**112,771,601**	**36,975,475**	**202,458,800**	**93,166,979**	**76,736,608**	**31,507,483**
Total Level 1, Level 2 and Level 3				**216,512,727**				**201,411,070**

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

The sum of the sub-items 1.1 "Structured bonds" and 2.1 "Other structured securities" was equal to €12,960 million and accounted for 6% of total debt securities. They mainly refer to equity-linked instruments (approximately 68%) and, to a lesser extent, to interest-rate linked instruments (approximately 30%). UniCredit S.p.A. is nearly the sole contributor to such instruments.

The fair value of derivatives embedded in structured securities, presented in Line 20 of Assets and Line 40 of Liabilities and included in Trading derivatives - Others, amounted to a net balance of €662 million negative.

3.2 Breakdown of item 30 "Debt securities in issue": subordinated securities

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
Debt securities in issue: subordinated securities	27,145,805	31,134,069

3.3 Breakdown of item 30 "Debt securities in issue": securities subject to micro-hedging

(€ '000)

	AMOUNTS AS AT	
TYPE OF TRANSACTIONS/VALUES	12.31.2009	12.31.2008
1. Securities subject to micro-hedging of fair value	**1,360,783**	**14,836,230**
a) Interest rate risk	1,360,783	14,836,230
b) Currency risk	-	-
c) Multiple risks	-	-
2. Securities subject to micro-hedging of cash flows	**4,756,433**	**6,133,879**
a) Interest rate risk	4,756,433	6,133,879
b) Currency risk	-	-
c) Other	-	-
Total	**6,117,216**	**20,970,109**

7. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

Part B - Consolidated Balance Sheet - Liabilities (CONTINUED)

Section 4 - Financial liabilities held for trading - Item 40

As already specified in Section 2 of Assets, **Financial liabilities held for trading** decreased from €165,335 million at end 2008 to €114,045 million at December 31, 2009. The decrease of financial liabilities is connected to the overall deleveraging, while the derivatives item decrease was mainly due to the fluctuations in market prices (e.g. interest rates, exchange rates, share prices, etc.) especially in Q2 2009.

In **average terms**[8], this item amounted to €143,321 million in 2009 and €127,165 million in 2008.

The average cost of these liabilities was 0.95% in 2009, down by 0.07% over the 1.02% recorded in 2008.

4.1 Financial liabilities held for trading: product breakdown

(€ '000)

TYPE OF OPERATIONS / GROUP COMPONENTS	AMOUNTS AS AT 12.31.2009					AMOUNTS AS AT 12.31.2008				
	NOMINAL VALUE	*FAIR VALUE*			*FAIR VALUE**	NOMINAL VALUE	*FAIR VALUE*			*FAIR VALUE**
		LEVEL 1	LEVEL 2	LEVEL 3			LEVEL 1	LEVEL 2	LEVEL 3	
A. Financial liabilities										
1. Deposits from banks	304,897	413,127	314,145	498	723,981	5,708,986	697,806	5,059,186	880	5,749,070
2. Deposits from customers	16,523,400	5,095,740	16,672,064	835	21,691,117	21,583,312	5,905,942	17,458,544	2,077	21,596,592
3. Debt securities	14,680,888	3,016,297	10,897,173	703,797	14,617,388	15,790,492	14,233,030	226,542	1,306,372	15,765,964
3.1 Bonds	10,379,246	3,016,297	7,104,819	197,766	10,315,746	11,154,813	10,082,233	86,147	967,163	11,135,543
3.1.1 Structured	*853,071*	-	*866,464*	*25*	*X*	*446,114*	*140,230*	*86,147*	*99,468*	*X*
3.1.2 Other	*9,526,175*	*3,016,297*	*6,238,355*	*197,741*	*X*	*10,708,699*	*9,942,003*	-	*867,695*	*X*
3.2 Other securities	4,301,642	-	3,792,354	506,031	4,301,642	4,635,679	4,150,797	140,395	339,209	4,630,421
3.2.1 Structured	*4,301,521*	-	*3,792,354*	*506,031*	*X*	*4,454,013*	*4,120,067*	-	*333,947*	*X*
3.2.2 Other	*121*	-	-	-	*X*	*181,666*	*30,730*	*140,395*	*5,262*	*X*
Total A	**31,509,185**	**8,525,164**	**27,883,382**	**705,130**	**37,032,486**	**43,082,790**	**20,836,778**	**22,744,272**	**1,309,329**	**43,111,626**
B. Derivative instruments										
1. Financial derivatives	X	5,983,794	65,383,989	630,753	X	X	8,921,198	90,417,153	2,182,924	X
1.1 Trading	X	5,981,940	64,561,723	221,712	X	X	8,887,463	89,338,027	1,947,046	X
1.2 Related to fair value option	X	24	352,008	-	X	X	-	479,184	-	X
1.3 Other	X	1,830	470,258	409,041	X	X	33,735	599,942	235,878	X
2. Credit derivatives	X	304,656	3,364,685	1,263,662	X	X	-	14,433,747	4,489,777	X
2.1 Trading derivatives	X	304,656	3,345,481	1,263,629	X	X	-	14,400,649	4,489,777	X
2.2 Related to fair value option	X	-	18,868	-	X	X	-	31,945	-	X
2.3 Other	X	-	336	33	X	X	-	1,153	-	X
Total B	**-**	**6,288,450**	**68,748,674**	**1,894,415**	**-**	**-**	**8,921,198**	**104,850,900**	**6,672,701**	
Total A+B	**31,509,185**	**14,813,614**	**96,632,056**	**2,599,545**	**37,032,486**	**43,082,790**	**29,757,976**	**127,595,172**	**7,982,030**	**43,111,626**
Total Level 1, Level 2 and Level 3			**114,045,215**					**165,335,178**		

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

"Deposits from banks" and "Deposits from customers" include technical overdrafts totalling €5,665 million, in respect of which no notional amount was attributed.

4.2 Breakdown of item 40 "Financial liabilities held for trading": subordinated liabilities

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
Financial liabilities held for trading: subordinated liabilities	429,749	241,382

8. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

4.3 Breakdown of item 40 "Financial liabilities held for trading": structured debts

(€ '000)

	AMOUNTS AS AT	
	12.31.2009 CARRYING VALUE	12.31.2008 CARRYING VALUE
Financial liabilities held for trading: structured debts	14.946	-

4.4 Financial liabilities (other than "short selling") held for trading: annual changes

(€ '000)

	CHANGES IN 2009			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**5,059,132**	**17,223,299**	**15,765,940**	**38,048,371**
B. Increases	**169,253,466**	**1,935,205,451**	**1,680,058**	**2,106,138,975**
B.1 Issues	-	-	-	-
B.2 Sales	169,133,259	1,935,103,484	257,325	2,104,494,068
B.3 Increases in fair value	14,121	71,189	1,409,988	1,495,298
B.4 Other changes	106,086	30,778	12,745	149,609
C. Decreases	**174,007,356**	**1,935,902,318**	**2,828,734**	**2,112,738,408**
C.1 Purchases	378,787	2,483,456	2,717,133	5,579,376
C.2 Redemptions	173,460,852	1,933,364,189	63,176	2,106,888,217
C.3 Reductions of fair value	21,786	13,197	595	35,578
C.4 Other changes	145,931	41,476	47,830	235,237
D. Closing balance	**305,242**	**16,526,432**	**14,617,264**	**31,448,938**

Section 5 - Financial liabilities at fair value through profit or loss - Item 50

Financial liabilities at fair value through profit or loss amounted to €1,612 million at end 2009 and €1,659 million in 2008.

5.3 Financial liabilities at fair value through profit or loss: annual changes

(€ '000)

TYPE OF TRANSACTIONS/ VALUES	AMOUNTS AS AT 12.31.2009					AMOUNTS AS AT 12.31.2008				
	NOMINAL VALUE	*FAIR VALUE*			*FAIR VALUE**	NOMINAL VALUE	*FAIR VALUE*			*FAIR VALUE**
		LEVEL 1	LEVEL 2	LEVEL 3			LEVEL 1	LEVEL 2	LEVEL 3	
1. Deposits from banks	**-**	**-**	**-**	**149**	**149**	**12,532**	**-**	**-**	**12,532**	**12,532**
1.1 Structured	-	-	-	-	X	-	-	-	-	X
1.2 Others	-	-	-	149	X	12,532	-	-	12,532	X
2. Deposits from customers	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
2.1 Structured	-	-	-	-	X	-	-	-	-	X
2.2 Others	-	-	-	-	X	-	-	-	-	X
3. Debt securities	**2,162,170**	**-**	**1,560,578**	**51,748**	**1,642,325**	**1,853,113**	**162,036**	**1,434,087**	**50,489**	**1,728,593**
3.1 Structured	2,162,170	-	1,560,578	51,748	X	50,489	-	-	50,489	X
3.2 Others	-	-	-	-	X	1,802,624	162,036	1,434,087	-	X
Total	**2,162,170**	**-**	**1,560,578**	**51,897**	**1,642,474**	**1,865,645**	**162,036**	**1,434,087**	**63,021**	**1,741,125**
Total Level 1, Level 2 and Level 3				1,612,475					1,659,144	

Fair value*: calculated excluding value adjustments due to changes in credit rating of the issuer since the issue date.

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A3 - Information on fair value.

Amounts as at December 31, 2008 were restated for comparison.

5.2 Breakdown of item 50 "Financial liabilities at fair value through profit or loss": subordinated liabilities

There were no subordinated liabilities.

Part B - Consolidated Balance Sheet - Liabilities (Continued)

5.3 Financial liabilities at fair value through profit or loss: annual changes

(€ '000)

	CHANGES IN 2009			
	DEPOSITS FROM BANKS	DEPOSITS FROM CUSTOMERS	DEBT SECURITIES IN ISSUE	TOTAL
A. Opening balance	**12,532**	**-**	**1,646,612**	**1,659,144**
B. Increases	**116**	**-**	**705,201**	**705,317**
B.1 Issues	-	-	422,390	422,390
B.2 Sales	-	-	-	-
B.3 Increases in fair value	116	-	274,543	274,659
B.4 Other changes	-	-	8,268	8,268
C. Decreases	**12,499**	**-**	**739,487**	**751,986**
C.1 Purchases	-	-	309,172	309,172
C.2 Redemptions	12,416	-	321,894	334,310
C.3 Reductions of fair value	-	-	96,181	96,181
C.4 Other changes	83	-	12,240	12,323
D. Closing balance	**149**	**-**	**1,612,326**	**1,612,475**

Section 6 - Hedging derivatives - Item 60

6.1 Hedging derivatives: breakdown by type of hedging and by levels

(€ '000)

	AMOUNTS AS AT 12.31.2009				AMOUNTS AS AT 12.31.2008			
	FAIR VALUE			NOTIONAL AMOUNT	*FAIR VALUE*			NOTIONAL AMOUNT
	LEVEL 1	LEVEL 2	LEVEL 3		LEVEL 1	LEVEL 2	LEVEL 3	
A. Financial derivatives	**49,661**	**9,859,787**	**9,499**	**96,041,403**	**1,453,972**	**6,284,363**	**7,371**	**65,993,892**
1) Fair value	49,661	3,781,491	9,499	27,309,028	1,453,956	770,697	-	23,254,804
2) Cash flows	-	6,078,296	-	68,732,375	16	5,513,666	7,371	42,739,088
3) Net investment in foreign subsidiaries	-	-	-	-	-	-	-	-
B. Credit derivatives	**-**	**-**	**-**	**530,000**	**-**	**5,564**	**-**	**2,537,000**
1) Fair value	-	-	-	530,000	-	5,564	-	2,537,000
2) Cash flows	-	-	-	-	-	-	-	-
Total	**49,661**	**9,859,787**	**9,499**	**96,571,403**	**1,453,972**	**6,289,927**	**7,371**	**68,530,892**
Total Level 1, Level 2 and Level 3			**9,918,947**				**7,751,270**	

Valuations at fair value were classified according to a hierarchy of levels reflecting the significance of the valuations input. For further information see Part A - Accounting Policies - A.3 - Information on fair value.

6.2 Hedging derivatives: breakdown by hedged items and risk type

(€ '000)

	AMOUNTS AS AT 12.31.2009								
	FAIR VALUE						CASH FLOW		
	MICRO-HEDGE								
TRANSACTIONS/ HEDGE TYPES	INTEREST RATE RISK	CURRENCY RISK	CREDIT RISK	PRICE RISK	MULTIPLE RISKS	MACRO-HEDGE	MICRO-HEDGE	MACRO-HEDGE	FOREIGN INVESTMENTS
1. Available for sale financial assets	277,715	-	-	-	-	X	-	X	X
2. Loans and receivables	6,658	X	-	X	-	X	-	X	X
3. Held to maturity investments	X	X	-	X	-	X	-	X	X
4. Portfolio	X	X	X	X	X	565,946	X	24,738	X
5. Others	-	-	-	-	-	X	-	X	-
Total assets	**284,373**	**-**	**-**	**-**	**-**	**565,946**	**-**	**24,738**	**-**
1. Financial liabilities	82,482	-	-	X	103,248	X	-	X	X
2. Portfolio	X	X	X	X	X	2,804,602	X	6,053,555	X
Total liabilities	**82,482**	**-**	**-**	**-**	**103,248**	**2,804,602**	**-**	**6,053,555**	**-**
1. Higly probable transactions (CFH)	X	X	X	X	X	X	3	X	X
2. Financial assets and liabilities portfolio	X	X	X	X	X	X	X	X	-

Section 7 - Changes in fair value of portfolio hedged items - Item 70

7.1 Changes to macro-hedged financial liabilities (€ '000)

CHANGES TO MACRO-HEDGED LIABILITIES	AMOUNTS AS AT	
	12.31.2009	12.31.2008
1. Positive changes to financial liabilities	4,505,885	2,058,804
2. Negative changes to financial liabilities	(1,745,925)	(486,739)
Total	**2,759,960**	**1,572,065**

7.2 Liabilities subject to macro-hedging of interest rate risk: breakdown (€ '000)

HEDGED LIABILITIES	AMOUNTS AS AT	
	12.31.2009	12.31.2008
1. Deposits	11,460,334	716,310
2. Debt securities in issue	5,809,604	612,659
3. Portfolio	62,297,973	39,565,063
Total	**79,567,911**	**40,894,032**

Section 8 - Tax liabilities - Item 80

See Section 14 of Assets.

Section 9 - Liabilities included in disposal groups classified as held for sale - Item 90

See Section 15 of Assets.

Part B - Consolidated Balance Sheet - Liabilities (Continued)

Section 10 - Other liabilities - Item 100

The decrease in **"Other liabilities"** (from €23,701 million at end 2008 to €18,110 million at end 2009) was mainly attributable to:

- a €2,511 million decrease in items deemed definitive but not attributable to other lines (accounts payable - suppliers, provisions for tax withholding on accrued interest, bond coupon payments, dividends or other entries);
- a €1,181 million contraction in items in processing;
- a €1,062 million reduction in other entries.

10.1 Other liabilities: breakdown

(€ '000)

	AMOUNTS AS AT	
ITEMS/VAUES	12.31.2009	12.31.2008
Liabilities in respect of financial guarantees issued	18,141	16,389
Impairment: of financial guarantees issued, of credit derivatives, of irrevocable commitments to distribute funds	1,023,979	979,663
Obligations for irrevocable commitments to distribute funds	6,703	-
Accrued expenses other than those to be capitalized for the financial liabilities concerned	948,002	1,044,791
Share Based Payment classified as liabilities under IFRS 2	8,617	8,010
Other liabilities due to employees	2,992,099	3,154,866
Other liabilities due to other staff	11,240	18,250
Other liabilities due to Directors and Statutory Auditors	2,948	3,524
Interest and amounts to be credited to:	340,366	248,484
- customers	*303,150*	*213,984*
- banks	*37,216*	*34,500*
Items in transit between branches and not yet allocated to destination accounts	165,753	484,390
Available amounts to be paid to others	1,559,587	1,792,495
Items in processing	1,646,570	2,827,414
Entries related to securities transactions	164,116	13,320
Items deemed definitive but not attributable to other lines:	3,116,130	5,627,614
- accounts payable - suppliers	*1,324,065*	*2,346,764*
- provisions for tax withholding on accrued interest, bond coupon payments or dividends	*3,218*	*3,252*
- other entries	*1,788,847*	*3,277,598*
Liabilities for miscellaneous entries related to tax collection service	11,756	18,712
Adjustments for unpaid portfolio entries	719,591	741,458
Tax items different from those included in item 80	1,165,246	1,450,081
Other entries	4,209,523	5,271,872
Total	**18,110,367**	**23,701,333**

Section 11 - Provision for employee severance pay - Item 110

The **"TFR" provision** for Italy-based employee benefits is to be construed as a "post-retirement defined benefit". It is therefore recognised on the basis of an actuarial estimate of the amount of benefit accrued by employees discounted to present value. This benefit is calculated by an external actuary using the unit credit projection method (see Part A.2 - The Main Items of the Accounts).

11.1 Provision for employee severance pay: annual changes

(€ '000)

	CHANGES IN	
	2009	2008
A. Opening balances	**1,415,023**	**1,528,111**
B. Increases	**133,806**	**123,242**
B.1 Provisions for the year	75,813	83,671
B.2 Other increases	57,993	39,571
C. Reductions	**231,306**	**236,330**
C.1 Severance payments	174,786	168,384
C.2 Other decreases	56,520	67,946
D. Closing balance	**1,317,523**	**1,415,023**

Section 12 - Provisions for risks and charges - Item 120

At end 2009 **"Provisions for risks and charges"** amounted to €7,982 million, which is aligned to the 2008 amount of €8,049 million.
The sub-item **1. Pensions and other post-retirement benefit obligations**, which essentially contains defined-benefit funds described in 12.3 below, amounted to €4,591 million at December 31, 2009, as against €4,553 million in 2008.

The sub-item **2. Other provisions for risks and charges,** which amounted to €3,392 million at end 2009, contains:

2.1 Legal disputes: provisions for legal disputes, cases in which the Group is a defendant and post-insolvency clawback petitions. See Part E - Section 4 "Operational Risk" - item B - "Legal risk" for further information concerning legal disputes.

2.2 Staff expenses: sundry HR costs;

2.3 Other: provisions for risks and charges not attributable to the above items. See the table 12.4 below for details.

12.1 Provisions for risks and charges: breakdown

(€ '000)

	AMOUNTS AS AT	
ITEMS/COMPONENTS	12.31.2009	12.31.2008
1. Pensions and other post retirement benefit obligations	**4,590,628**	**4,553,022**
2. Other provisions for risks and charges	**3,391,803**	**3,495,534**
2.1 Legal disputes	1,350,196	1,272,586
2.2 Staff expenses	90,463	128,448
2.3 Other	1,951,144	2,094,500
Total	**7,982,431**	**8,048,556**

12.2 Provisions for risks and charges: annual changes

(€ '000)

	CHANGES IN 2009	
ITEMS/COMPONENTS	PENSIONS AND POST RETIREMENT BENEFIT OBLIGATIONS	OTHER PROVISIONS
A. Opening balance	**4,553,022**	**3,495,534**
B. Increases	**786,265**	**902,549**
B.1 Provisions for the year	87,851	716,274
B.2 Changes due to the passage of time	248,721	16,075
B.3 Differences due to discount-rate changes	-	12,840
B.4 Other increases	449,693	157,360
C. Decreases	**748,659**	**1,006,280**
C.1 Use during the year	461,479	730,263
C.2 Differences due to discount-rate changes	-	448
C.3 Other decreases	287,180	275,569
D. Closing balance (*)	**4,590,628**	**3,391,803**

* o/w: Defined-benefit Pension Funds in the amount €4,513,206.

Part B - Consolidated Balance Sheet - Liabilities (CONTINUED)

12.3 Pensions and other post-retirement defined-benefit obligations

1. INTRODUCTION TO THE FUNDS

There are several defined-benefit plans within the Group, i.e., plans whose benefit is linked to salary and employee length of service both inside and outside Italy. The Austrian, German and Italian plans account for over 90% of the Group's pension obligations.

Most of the Group's plans are not financed, with the exception of the contractual trust arrangement or CTA (an external fund managed by independent trustees), the HVB Trust Pensionfonds AG and the Pensionskasse der HypoVereinsbank WaG, which are set up by HVB AG for defined benefit plans in Germany, and the UK defined benefit plans. The HVB Trust Pensionfonds AG was consolidated for the first time in 2009 by means of a transfer of the pension obligations (and related assets) attributable to retirees with the so-called "direct undertaking" in Germany.

Most of the Group's defined benefit plans are closed to new recruits, for example in Austria, Germany and Italy, where most new recruits join defined contribution plans or plans considered such. The contributions for defined contribution plans are charged to the income statement.

The obligations arising from defined benefit plans are determined using the projected unit credit method. The assets of financed plans are valued at their fair value on the balance sheet date. The balance sheet comprises the deficit or surplus (i.e., the difference between obligations and assets) net of unrecognized actuarial gains and losses. Actuarial gains and losses are recognized in the income statement only if they exceed the 10% corridor.

The actuarial assumptions used to determine obligations vary from country to country and from plan to plan in line with IAS 19. Each country's discount rate is fixed at the balance sheet date on the basis of the market yields of blue chip stocks in the same currency and with the same average life as the liabilities.

2. CHANGES IN PROVISIONS	12.31.2009	12.31.2008
Opening net defined-benefit obligations	**4,475,084**	**4,741,834**
Service cost	84,783	83,766
Cost of defined-benefit plans relating to previous employment	-	3,159
Finance cost	242,590	226,583
Actuarial (gains) losses recognised in the year	2,067	(11,681)
(Gains) losses on curtailments	6,131	(3,321)
Benefit paid	(454,379)	(493,588)
Other increases	444,097	297,390
Other reductions	(287,167)	(369,058)
Closing net defined-benefit obligations	**4,513,206**	**4,475,084**

3. CHANGES TO PLAN ASSETS AND OTHER INFORMATION	12.31.2009	12.31.2008
Current value of plan assets	**3,060,039**	**2,413,336**
Expected return	160,283	125,355
Actuarial gains (losses)	3,771	(105,647)
Contribution paid by employer	117,106	106,007
Benefit paid	(128,899)	(109,552)
Other increases [1]	-	688,105
Other reductions	(1,070)	(57,565)
Closing current value of plan assets	**3,211,230**	**3,060,039**

1. The 2008 figure was affected by amounts due to inclusion of plans.

MAIN CATEGORIES OF PLAN ASSETS	12.31.2009	12.31.2008
1. Equities	92,835	188,865
2. Bonds	2,206,272	2,099,122
3. Properties	117,957	113,821
4. Other assets	794,166	658,231
Total	**3,211,230**	**3,060,039**

4. RECONCILIATIONS OF PRESENT VALUES OF PROVISIONS TO PRESENT VALUE OF PLAN ASSETS AND TO ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET	12.31.2009	12.31.2008
Amount recognized in the Balance Sheet		
Present value of funded defined obligations	3,049,712	2,911,624
Present value of unfunded defined obligations	4,575,131	4,340,620
Present value of plan assets	(3,211,230)	(3,060,039)
Total	**4,413,613**	**4,192,205**
Unrecognized actuarial gains (losses)	(183,382)	179,570
IAS 19 (58) effect on current surplus value of plan assets	73,271	103,309
Net liability [2]	**4,303,502**	**4,475,084**

2. The net liability disclosed in 2009 includes € 209,704 thousand of plan asset surpluses recognised under "Other assets" in the Balance Sheet.

ACTUARIAL RETURN ON PLAN ASSETS:		
Expected return on plan assets	160,283	125,355
Actuarial gain (loss) on plan assets	3,771	(105,647)

5. PRINCIPAL ACTUARIAL ASSUMPTIONS	12.31.2009	12.31.2008
Discount rate	5.12%	5.69%
Expected return on plan assets	5.25%	5.23%
Rate of increase in future compensation and vested rigths [3]	3.03%	3.31%
Rate of increase in pension obligations	2.15%	2.35%
Expected inflation rate	1.97%	2.55%

3. Valid for the "purposes of the retirement fund".

6. COMPARATIVE DATA	12.31.2009	12.31.2008
Total defined-benefit obligations		
Present value of defined-benefit obligations	8,972,250	8,641,148
Plan assets	(3,211,230)	(3,060,039)
Plan (surplus)/deficit	**5,761,020**	**5,581,109**
Unrecognized actuarial gains (losses)	(213,266)	205,689
IAS 19 (58) effect on current surplus value of plan assets	73,271	103,309
Recognized provisions	**5,621,025**	**5,890,107**

12.4 Provisions for risks and charges - other provisions - other

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
2.3 Other provisions for risks and charges - other		
- Real estate risks and costs	462,960	537,656
- Restructuring costs	149,009	132,783
- Out-of-court settlements and legal costs	126,435	168,413
- Allowances payable to agents	112,619	63,289
- Disputes regarding financial instruments and derivatives	243,334	233,000
- Other	856,787	959,359
Total	**1,951,144**	**2,094,500**

Part B - Consolidated Balance Sheet - Liabilities (CONTINUED)

Section 13 - Insurance reserves - Item 130

13.1 Insurance provisions: breakdown

(€ '000)

	AMOUNTS AS AT 12.31.2009			AMOUNTS AS AT 12.31.2008 TOTAL
	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	
A. Non-life business	**63,314**	**339**	**63,653**	**56,848**
A.1 Provision for unearned premiums	44,803	339	45,142	43,159
A.2 Provision for outstanding claims	15,064	-	15,064	13,689
A.3 Other provisions	3,447	-	3,447	-
B. Life business	**98,482**	**-**	**98,482**	**99,585**
B.1 Mathematical provisions	95,578	-	95,578	97,155
B.2 Provisions for amounts payable	1,662	-	1,662	1,397
B.3 Other insurance provisions	1,242	-	1,242	1,033
C. Insurance provisions when investment risk is borne by the insured party	**-**	**-**	**-**	**-**
C.1 Provision for policies where the performance is connected to investment funds and market indices	-	-	-	-
C.2 Provision for pension funds	-	-	-	-
D. Total insurance provisions	**161,796**	**339**	**162,135**	**156,433**

13.2 Insurance reserves: annual changes

(€ '000)

	CHANGES IN 2009					
	NON-LIFE BUSINESS			LIFE BUSINESS		
	PROVISION FOR UNEARNED PREMIUMS	PROVISIONS FOR OUTSTANDING CLAIMS	OTHER PROVISIONS	MATHEMATICAL PROVISIONS	PROVISIONS FOR AMOUNTS PAYABLE	OTHER PROVISIONS
Insurance provisions - opening balance	**43,159**	**13,689**	**-**	**97,155**	**1,397**	**1,033**
a) increases	2,101	1,412	3,447	20,439	24,295	3,275
b) decreases	118	37	-	22,016	24,030	3,066
Insurance provisions - closing balance	**45,142**	**15,064**	**3,447**	**95,578**	**1,662**	**1,242**

Section 14 - Redeemable shares - Item 150

There are no amounts to be shown.

Section 15 - Group Shareholders' Equity - Items 140, 170, 180, 190, 200 and 220

As explained in Section 5 - Other Matters in Part A.1 - Accounting Policies - General, end 2008 data differ from published figures due to the reclassifications of exchange differences relating to net foreign investments (subsidiaries, associates or joint ventures), which were transferred from item 170 Reserves to item 140 Revaluation reserves.
For the sake of comparability we have therefore restated the December 2008 figures to take these effects into account.

At December 31, 2009 **Group Shareholders' Equity**, including profit for the period of €1,702 million, amounted to €59,689 million, as against €54,999 million at end 2008.

The table below shows the breakdown of Group equity and changes versus previous year:

Group Capital: breakdown

(€ million)

	AMOUNTS AS AT		CHANGES	
	12.31.2009	12.31.2008	AMOUNT	%
1. Share capital	8,390	6,684	1,706	25.5%
2. Share premium reserve	36,582	34,070	2,512	7.4%
3. Reserves	14,271	11,979	2,292	19.1%
4. Treasury shares	(6)	(6)	-	-
5. Revaluation reserve	(1,250)	(1,740)	490	-28.2%
6. Equity instruments	-	-	-	-
7. Net profits (loss)	1,702	4,012	(2,310)	-57.6%
Total	**59,689**	**54,999**	**4,690**	**8.5%**

The €4,690 million **increase in Group equity** is the result of:

- A €1,706 million increase in **share capital** due to:
  - The capital increase (scrip issue) resolved by the Shareholders' meeting on November 14, 2008, which was fully underwritten — €486 million
  - The capital increase (bonus issue) resolved by the extraordinary Shareholders' meeting on April 29, 2009 by using the ad-hoc reserve created when the allocation of profit was approved — €1,220 million
- An increase in **share premiums** attributable to the scrip issue resolved by the Shareholders' meeting on November 14, 2008, which was fully underwritten; — €2,512 million
- An increase in **reserves** due to:
  - The allocation to the reserve fund of the 2008 profit (€4,012 million), net of the dividends paid in respect of savings shares (-€7 million) — €4,005 million
  - The use of the reserve for capitalized costs following the capital increase resolved by the Shareholders' meeting on November 4, 2008. — (€198) million
  - The use of the reserve created when the allocation of profits was approved, as resolved by the extraordinary shareholders' meeting on April 29, 2009 — (€1,220) million
  - The use of the reserve for costs related to stock option (€57 million), the use of the reserve for put options (€233 million) and other changes — (€295) million
- An increase in the **revaluation reserve** due to:
  - An increase in the value of financial assets available for sale: — €807 million
  - An increase in financial risk hedging (€168 million) and an increase in valuation reserve of equity investment valued at equity method (5 million) — €173 million
  - A reduction in exchange-rate differences — (€490) million
- **Profit for the year** lower than in 2008 — (€2,310) million

15.1 "Share capital" and "treasury shares": breakdown

(€ '000)

	12.31.2009		12.31.2008	
	ISSUED SHARES	UNDERWRITTEN SHARES	ISSUED SHARES	UNDERWRITTEN SHARES
A. Share Capital				
A.1 ordinary shares	8,377,750	-	6,673,434	-
A.2 savings shares	12,120	-	10,853	-
Total (A)	**8,389,870**	**-**	**6,684,287**	**-**
B. Treasury Shares	**(5,714)**	**-**	**(5,993)**	**-**

The sub-item Treasury Shares includes UniCredit SpA shares (-€2,440 thousand) and shares of subsidiary companies bought by the same companies (-€3,274 thousand).

In 2009 Share Capital - which at December 31, 2008 was represented by 13,346,868,372 ordinary shares and 21,706,552 savings shares, each with a par value of €0.50 - was subject to various changes, as described in detail in the Report on Operations in the chapter Other information - Steps to Strengthen Capital, following the issue of 3,408,631,673 ordinary shares (of which 1,308,455 performance share) and 2,532,431 savings shares.

Capital thus increased by €1,705,583 thousand (€486,113 thousand as scrip issue and €1,219,470 thousand as bonus issue with the simultaneous use of reserves) from €6,684,287 thousand at end 2008 to €8,389,870 thousand at end 2009, and consists of 16,755,500,045 ordinary shares with a par value of €0.50 and 24,238,983 savings shares with a par value of €0.50.

The subscription of the scrip issue resolved by the Extraordinary Shareholders' Meeting held on November 14, 2008 led to the recognition of €2,511,258 thousand as share premium reserve.

At end 2009 treasury shares held were 476,000.

Part B - Consolidated Balance Sheet - Liabilities (Continued)

15.2 Capital Stock - number of shares: annual changes

	MOVIMENTI DEL 2009	
ITEMS/TYPES	ORDINARIE	ALTRE (DI RISPARMIO)
A. Issued shares as at the beginning of the year	**13,346,868,372**	**21,706,552**
- fully paid	13,346,868,372	21,706,552
- not fully paid	-	-
A.1 Treasury shares (-)	(476,000)	-
A.2 Shares outstandind: opening balance	13,346,392,372	21,706,552
B. Increases	**3,408,631,673**	**2,532,431**
B.1 New issues	3,408,631,673	2,532,431
- against payment	*972,225,376*	-
- business combinations	-	-
- bonds converted	-	-
- warrants exercised	-	-
- other	*972,225,376*	-
- free	2,436,406,297	2,532,431
- to employees	*1,308,455*	-
- to Directors	-	-
- other	*2,435,097,842*	*2,532,431*
B.2 Sales of treasury shares	-	-
B.3 Other changes	-	-
C. Decreases	**-**	**-**
C.1 Cancellation	-	-
C.2 Purchase of treasury shares	-	-
C.3 Business tranferred	-	-
C.4 Other changes	-	-
D. Shares outstanding: closing balance	**16,755,024,045**	**24,238,983**
D.1 Treasury Shares (+)	476,000	-
D.2 Shares outstanding as at the end of the year	16,755,500,045	24,238,983
- fully paid [1]	16,755,500,045	24,238,983
- not fully paid	-	-

1. Ordinary shares include n. 967.564.061 for which UniCredit holds the right of usufruct. On these shares the voting right cannot be exercised.

15.3 Capital: other information

	12.31.2009	12.31.2008
Par value per share	0.50	0.50
Share reserved for issue on exercise of options	-	-
Agreed sales of shares	-	-

15.4 Reserves from allocation of profit from previous year: other information

(€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
Legal Reserve	1,434,080	1,231,108
Statutory Reserve	1,679,802	1,015,008
Other Reserves	11,157,283	9,732,689
Total	**14,271,165**	**11,978,805**

15.5 Other information

Revaluation reserve: breakdown

(€ '000)

ITEMS/TYPES	AMOUNTS AS AT 12.31.2009
1. Available-for-sale financial assets	(138,235)
2. Property, plant and equipment	-
3. Intangible assets	-
4. Hedges of foreign investments	-
5. Cash-flow hedges	454,086
6. Exchange differences	(1,829,698)
7. Non-current assets classified as held for sale	-
8. Special revaluation laws	277,020
9. Revaluation reserves of investments valued at net equity	(12,687)
Total	**(1,249,514)**

Section 16 - Minorities - Item 210

At end 2009 Minorities were €3,202 million, while at end 2008 they amounted to €3,242 million.

The table below shows a breakdown of minorities as at December 31, 2009:

Minority interests: breakdown

(€ million)

	AMOUNTS AS AT 12.31.2009
1) Share Capital	376
2) Share premium reserve	1,763
3) Reserves	840
4) Treasury shares	-
5) Revaluation reserves	(109)
6) Equity instruments	-
7) Profit (loss) for the year - Minority interests	332
Total	**3,202**

16.1 Capital instruments: breakdown and annual changes

There are no equity instruments.

Part B - Consolidated Balance Sheet (Continued)

Other information

1.Guarantees given and commitments

(€ '000)

TRANSACTIONS	AMOUNTS AS AT 12.31.2009	12.31.2008
1) Financial guarantees given to	**18,242,538**	**19,489,851**
a) Banks	2,317,009	1,943,575
b) Customers	15,925,529	17,546,276
2) Commercial guarantees given to	**45,133,905**	**51,682,902**
a) Banks	6,697,344	9,618,367
b) Customers	38,436,561	42,064,535
3) Other irrevocable commitments to disburse funds	**93,435,153**	**95,771,989**
a) banks:	3,072,901	3,336,915
i) Usage certain	*1,154,933*	*580,284*
ii) Usage uncertain	*1,917,968*	*2,756,631*
b) customers:	90,362,252	92,435,074
i) Usage certain	*19,516,816*	*14,638,275*
ii) Usage uncertain	*70,845,436*	*77,796,799*
4) Underlying obligations for credit derivatives: sales of protection	**5,419,746**	**16,043,074**
5) Assets used to guarantee others' obligations	**249,344**	**177,437**
6) Other commitments	**23,704,094**	**23,179,174**
Total	**186,184,780**	**206,344,427**

2. Assets used to guarantee own liabilities and commitments

(€ '000)

PORTFOLIOS	AMOUNTS AS AT 12.31.2009	12.31.2008
1. Financial assets held for trading	68,216,409	73,086,729
2. Financial assets designated at fair value	185,414	16,759,385
3. Financial assets available for sale	4,976,205	8,529,390
4. Financial assets held to maturity	1,873,057	5,570,143
5. Loans and receivables with banks	1,643,827	3,332,684
6. Loans and receivables with customers	20,742,624	27,263,333
7. Property, plant and equipment	-	587

3. Operating leases

(€ '000)

	AMOUNTS AS AT 12.31.2009	12.31.2008
Lesee information		
Operating leases		
Future minimum non-cancellable lease payments		
Up to twelve months	88,969	82,391
From one to five years	196,165	161,048
Over five years	44,123	32,921
Total amounts	**329,257**	**276,360**
Future minimum non-cancellable lease payments (to be received)		
Total payments	4,382	10,351
Lessor information		
Operating leases		
Future minimum non-cancellable lease payments (to be received)		
Up to twelve months	1,628	5,467
From one to five years	4,854	12,556
Over five years	1,326	6,474
Total amounts	**7,808**	**24,497**

4. Breakdown of investments relating to unit-linked and index-linked policies

There were no transactions concerning unit-linked and index-linked policies.

5. Asset management and trading on behalf of others

(€ '000)

TYPE OF SERVICES	12.31.2009
1. Trading of financial instruments on behalf of third party	**820,571,942**
a) Purchases	407,756,015
1. Settled	*406,824,187*
2. Unsettled	*931,828*
b) Sales	412,815,927
1. Settled	*411,882,143*
2. Unsettled	*933,784*
2. Segregated accounts	**211,546,323**
a) Individual	71,569,995
b) Collective	139,976,328
3. Custody and administration of securities	**644,464,928**
a) Third party securities on deposit associated with custodian bank transactions (excluding segregated accounts)	3,008,925
1. Securities issued by companies included in consolidation	*51,559*
2. Other securities	*2,957,366*
b) Other third party securities on deposit (excluding segregated accounts)	267,273,633
1. Securities issued by companies included in consolidation	*39,030,447*
2. Other securities	*228,243,186*
c) Third party securities deposited with third parties	209,874,549
d) Investment and trading securities deposited with others	164,307,821
4. Other transactions	**29,515,528**

Part C - Consolidated Income Statement

Part C - Consolidated Income Statement

Following the amendment to Banca d'Italia Circular 262/2005, some tables were changed and 2008 figures were reclassified accordingly.
For further information see Part A - Accounting Policies.

Section 1 - Interest income and expense - Items 10 and 20

In 2009 Interest income and similar revenues totaled €34,746 million, down by €19,4 billion (or 36%) over 2008 (€54,113 million); Interest income from financial assets denominated in currency, which accounted for 26% of the total item (24% in 2008), similarly fell by €4 billion (down by 31%), from €13,198 million at end 2008 to €9,198 million at end 2009.

The decreasing **interest income** (€19.4 billion) was:

- Mainly attributable (91%, or €17.6 billion) to a contraction in the **average yield** on assets, which fell from 5.00% in 2008 to 3.37% in 2009; and
- To a lesser extent (9%, or €1.8 billion) to a reduction in the **average balance of total assets**[1], which decreased from €1,082.7 billion in 2008 to €1,030 billion at end 2009. The €52 billion reduction was the result of decreasing loans to customers (down by €21 billion), loans to banks (down by €19.2 billion) and financial assets (down by €12.4 billion), which were slightly offset by increasing "other assets" (up by €0.6 billion), which include total value adjustments on other assets (property, plant and equipment, intangible assets, etc.), while value adjustments on loans to customers and banks and on equity investments were recognized in the respective items.

One of the reasons for the reduction in interest income is the abolition of the commission on the highest overdrawn amount (commissione di massimo scoperto), which penalized **H2 2009** results.
See the Report on Operations for a more detailed description of Group and divisional results.

1.1 Interest income and similar revenues: breakdown

(€ '000)

	2009				2008
ITEMS/TYPE	DEBT SECURITIES	LOANS	OTHER TRANSACTIONS	TOTAL	TOTAL
1. Financial assets held for trading	1,576,788	150,192	132,237	1,859,217	4,546,526
2. Financial assets at fair value through profit or loss	240,566	116,922	-	357,488	770,656
3. Available-for-sale financial assets	1,070,068	2,804	-	1,072,872	1,324,898
4. Held-to-maturity investments	669,998	10	-	670,008	723,857
5. Loans and receivables with banks	350,030	1,281,998	-	1,632,028	7,736,182
6. Loans and receivables with customers	1,347,072	25,471,178	-	26,818,250	38,589,095
7. Hedging derivatives	X	X	1,923,819	1,923,819	-
8. Other assets	X	X	412,305	412,305	421,300
Total	**5,254,522**	**27,023,104**	**2,468,361**	**34,745,987**	**54,112,514**

The columns "Debt Securities" and "Loans" include interest income from impaired positions, other than income recognised under "write-backs", amounting to €192,237 thousand and €1,039,499 thousand respectively.

1.2 and 1.5 Interest income/expense and similar revenues/charges: hedging differentials

(€ '000)

ITEMS	2009	2008
A. Positive differentials relating to hedging operations	13,503,051	4,051,767
B. Negative differentials relating to hedging operations	(11,579,232)	(4,694,436)
C. Net differentials (A-B)	**1,923,819**	**(642,669)**

For the sake of comparability, the table 1.2 "Interest income and similar revenues" also includes the figures of the table 1.5 "Interest expense and similar costs".

1.3 Interest income and similar revenues: other information

1.3.1 Interest income from financial assets denominated in currency

(€ '000)

ITEMS	2009	2008
a) Assets denominated in currency	9,198,315	13,197,696

1.3.2 Interest income from finance leases

(€ '000)

ITEMS	2009	2008
a) Financial leasing transactions: contingent rents recognised as income in the period	745,619	653,615

1. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

In 2009 **Interest expense and similar costs** totaled €17,712 million, down by €18.4 billion (or 51%) over 2008 (€36,069 million); Interest expense on liabilities denominated in currency, which accounted for 27% of the total item (25% in 2008), similarly fell by €4.7 billion (down by 50%), from €9,420 million at end 2008 to €4,736 million at end 2009.

As already detailed in respect of interest income, the decreasing trend of **interest expense** (down by €18.4 billion) was:

- Mainly attributable (95%, or €17.4 billion) to a contraction in the **average cost of liabilities**, which fell from 3.53% in 2008 to 1.83% in 2009; and
- To a lesser extent (5%, or €1.0 billion) to a reduction in the **average balance of total liabilities** (net of the shareholders' equity), which decreased from €1,021.8 billion in 2008 to €969.6 billion at end 2009. The €52.2 billion reduction was the result of decreasing deposits from customers (down by €17.5 billion), securities in issue (down by €26.6 billion), deposits from banks (down by €33.1 billion), financial liabilities (up by 21.5 billion) which were slightly offset by increasing "other liabilities" (up by €3.6 billion), which include total value adjustments on loans to customers and banks and on equity investments etc.

See the Report on Operations for a more detailed description of Group and divisional results.

1.4 Interest expense and similar charges: breakdown

(€ '000)

ITEMS/TYPE	2009 DEBTS	2009 SECURITIES	2009 OTHER TRANSACTIONS	2009 TOTAL	2008 TOTAL
1. Deposits from Central banks	(400,268)	X	-	(400,268)	(1,227,151)
2. Deposits from banks	(1,815,749)	X	-	(1,815,749)	(8,207,417)
3. Deposits from customers	(5,792,384)	X	-	(5,792,384)	(12,404,409)
4. Debt securities in issue	X	(7,693,158)	-	(7,693,158)	(11,203,218)
5. Financial liabilities held for trading	(119,597)	(184,962)	(1,055,040)	(1,359,599)	(1,300,164)
6. Financial liabilities at *fair value* through profit or loss	-	(31,261)	-	(31,261)	(34,444)
7. Other liabilities and funds	X	X	(620,052)	(620,052)	(1,049,167)
8. Hedging derivatives	X	X	-	-	(642,669)
Total	**(8,127,998)**	**(7,909,381)**	**(1,675,092)**	**(17,712,471)**	**(36,068,639)**

1.5 Interest expense and similar charges: hedging differentials

For the sake of comparability, information on hedging differentials is provided in Table 1.2.

1.6 Interest expense and similar charges: other information

1.6.1 Interest expense on liabilities denominated in currency

(€ '000)

ITEMS	2009	2008
a) Liabilities denominated in currency	(4,735,622)	(9,419,892)

1.6.2 Interest expense on finance leases

(€ '000)

ITEMS	2009	2008
a) Financial leasing transaction: contingent rents recognised as expense in the period	(80,309)	(1,020)

2. The average balances and related ratios (yield/costs) were calculated by considering the assets/liabilities balances at the end of each quarter in 2009 and at end 2008.

Part C - Consolidated Income Statement (Continued)

Section 2 - Fee and commission income and expense - Items 40 and 50

In 2009 **Fee and commission income** totaled €9,548 million, down by 14% over 2008. This downward trend was mainly attributable to the €1,209 million decrease (down by 22.2%) in sub-item c) management, brokerage and consultancy services, which in turn was largely the result of the following components:

- segregated accounts down by €610 million (or 29%);
- placement of securities down by €298 million (or 33%);
- distribution of third-party services down by €148 million (or 17%).

2.1 Fee and commission income: breakdown

(€ '000)

TYPE OF SERVICES/VALUES	2009	2008
a) guarantees given	**554,687**	**535,734**
b) credit derivatives	**2,067**	**9,827**
c) management, brokerage and consultancy services:	**4,237,676**	**5,446,502**
1. securities trading	495,616	505,064
2. currency trading	393,044	483,485
3. portfolio management	1,486,255	2,182,691
3.1. individual	*323,776*	*470,854*
3.2. collective	*1,162,479*	*1,711,837*
4. custody and administration of securities	265,580	330,059
5. custodian bank	44,894	57,884
6. placement of securities	607,491	818,684
7. reception and transmission of orders	161,953	140,457
8. advisory services	81,376	78,621
8.1 Related to investments	*34,888*	*25,370*
8.2 Related to financial structure	*46,488*	*53,251*
9. distribution of third party services	701,467	849,557
9.1 portfolio management	18,420	39,508
9.1.1. individual	*12,409*	*29,488*
9.1.2. collective	*6,011*	*10,020*
9.2. insurance products	546,565	614,717
9.3. Other products	136,482	195,332
d) collection and payment services	**1,853,964**	**2,000,845**
e) securitization servicing	**46,124**	**45,081**
f) factoring services	**90,075**	**95,136**
g) tax collection services	**-**	**-**
h) management of multilateral trading facilities	**-**	**-**
i) management of current accounts	**1,427,417**	**1,352,052**
j) other services	**1,336,468**	**1,639,728**
Total	**9,548,478**	**11,124,905**

Under "management, brokerage and consultancy services", the sub-item 3.1 "individual segregated accounts" includes some commission items which were previously recognized under the sub-item "6. placement of securities". 2008 figures were restated accordingly.

Item j) Other services mainly includes commissions for loans amounting to €715 million, commissions for foreign operations and services totaling €130 million, commissions for other services to customers (e.g. treasury, merchant banking, etc.) of €207 million, commissions for ATM and credit card services - which are not included in item "collection and payment services" - amounting to €57 million.

Fee and commission expense fell from €2,032 million in 2008 to €1,768 million in 2009. The €264 million (or 13%) decrease was mainly attributable to the sub-item c) management, brokerage and consultancy services (down by €271 million, or 26%), which includes the following components:

- Custody and administration of securities — down by €81 million (or 28%) over 2008;
- Placement of financial instruments — down by €84 million (or 38%) over 2008.

See the Report on Operations for a more detailed description of Group and divisional results.

2.2 Fee and commission expense: breakdown

(€ '000)

TYPE OF SERVICES/VALUES	2009	2008
a) guarantees received	**(185,939)**	**(137,732)**
b) credit derivatives	**(116,809)**	**(44,309)**
c) management, brokerage and consultancy services:	**(763,641)**	**(1,035,116)**
1. trading financial instruments	(105,145)	(139,063)
2. currency trading	(17,883)	(19,150)
3. portfolio management:	(72,458)	(98,979)
3.1. own portfolio	*(9,966)*	*(20,750)*
3.2. third party portfolio	*(62,492)*	*(78,229)*
4. custody and administration of securities	(208,148)	(289,358)
5. placement of financial instruments	(138,415)	(222,653)
6. off-site distribution of financial instruments, products and services	(221,592)	(265,913)
d) collection and payment services	**(429,459)**	**(458,818)**
e) other services	**(272,077)**	**(356,226)**
Total	**(1,767,925)**	**(2,032,201)**

Section 3 - Dividend income and similar revenue - Item 70

In 2009 **Dividend income**, which is recognized in the accounts in the year in which their distribution is approved, totaled €514 million, or €574 million if **Income from units in investment funds** is also considered, as against €1,666 million in 2008. 2008 dividends relating to available for sale financial assets, which amounted to €721,393 million, included €415 million of rights to a share of the profits of B&C Holding GmbH.

See the Report on Operations for a more detailed description of Group and divisional results.

3.1 Dividend income and similar revenue: breakdown

(€ '000)

	2009		2008	
ITEMS/REVENUES	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS	DIVIDENDS	INCOME FROM UNITS IN INVESTMENT FUNDS
A. Financial assets held for trading	369,352	29,360	709,599	42,499
B. Available for sale financial assets	112,824	20,826	721,393	110,415
C. Financial assets at fair value thought profit or loss	242	9,904	133	10,637
D. Investments	31,136	X	71,264	X
Total	**513,554**	**60,090**	**1,502,389**	**163,551**
Total income from units in investment funds		**573,644**		**1,665,940**

Section 4 - Gains and losses on financial assets and liabilities held for trading - Item 80

In 2009 **Gains and losses on financial assets and liabilities held for trading**, which comprised the result of the disposal and evaluation of assets and liabilities held for trading, trading profits/losses from derivatives and due to exchange differences, amounted to €1,283 million. This represented a sharp increase over the €2,522 million loss of 2008, which was mainly attributable to the €2,587 million loss generated by the trading business of the former MIB division (now part of CIB: Corporate & Investment Banking) in almost all business segments, particularly in the Markets area.

Part C - Consolidated Income Statement (Continued)

The table below shows a breakdown of item 80 in 2009 and 2008, as well as the related changes.

Gains and losses on financial assets and liabilities held for trading (€ '000)

	2009	2008	CHANGE
Financial assets held for trading	3,401	(7,972)	11,373
Financial liabilities held for trading	(2,972)	5,159	(8,131)
Exchange differences	(1,088)	625	(1,713)
Derivatives	1,942	(334)	2,276
Total	**1,283**	**(2,522)**	**3,805**

The breakdown of 2008 results by transaction/P&L item was restated from the previous financial year as both losses on financial assets and gains on financial liabilities were reduced by €3,000 million due to the incorrect recognition of the result associated with the repurchase of liabilities held for trading. The overall balance remained unchanged.

See the Report on Operations for a more detailed description of Group and divisional results.

4.1 Gains and losses on financial assets and liabilities held for trading: breakdown (€ '000)

	2009				
TRANSACTIONS/P&L ITEMS	CAPITAL GAINS (A)	TRADING PROFITS (B)	CAPITAL LOSSES (C)	TRADING LOSSES (D)	NET PROFIT (A+B)-(C+D)
1. Financial assets held for trading	**3,018,542**	**5,403,280**	**(2,961,180)**	**(2,059,263)**	**3,401,379**
1.1 Debt securities	1,042,969	2,233,247	(1,373,023)	(667,130)	1,236,063
1.2 Equity instruments	1,575,875	2,166,195	(1,391,219)	(622,661)	1,728,190
1.3 Units in investment funds	204,869	261,845	(104,779)	(24,160)	337,775
1.4 Loans	23,313	7,987	(1,384)	(6,791)	23,125
1.5 Other	171,516	734,006	(90,775)	(738,521)	76,226
2. Financial liabilities held for trading	**88,474**	**374,734**	**(976,959)**	**(2,458,006)**	**(2,971,757)**
2.1 Debt securities	44,674	48,332	(956,465)	(326,498)	(1,189,957)
2.2 Deposits	1,099	-	(446)	-	653
2.3 Other	42,701	326,402	(20,048)	(2,131,508)	(1,782,453)
3. Other financial assets and liabilities: exchange differences	**X**	**X**	**X**	**X**	**(1,088,320)**
4. Derivatives	**71,742,482**	**54,380,696**	**(70,877,151)**	**(55,086,794)**	**1,941,562**
4.1 Financial derivatives:	70,701,612	53,924,609	(68,951,256)	(54,856,478)	2,600,816
- on debt securities and interest rates	*63,402,323*	*49,753,068*	*(62,801,232)*	*(49,817,010)*	*537,149*
- on equity securities and share indices	*7,221,686*	*2,400,358*	*(5,847,489)*	*(3,943,539)*	*(168,984)*
- on currency and gold	*X*	*X*	*X*	*X*	*1,782,329*
- other	*77,603*	*1,771,183*	*(302,535)*	*(1,095,929)*	*450,322*
4.2 Credit derivatives	1,040,870	456,087	(1,925,895)	(230,316)	(659,254)
Total	**74,849,498**	**60,158,710**	**(74,815,290)**	**(59,604,063)**	**1,282,864**

Section 5 - Fair value adjustments in hedge accounting - Item 90

In 2009 the item **Fair value adjustments in hedge accounting** amounted to €24 million (€17 million in 2008), which was the result of €5,002 million gains and €4,978 million losses.

5.1 Fair value adjustments in hedge accounting: breakdown (€ '000)

PROFIT COMPONENT/VALUES	2009	2008
A. Gains on:		
A.1 Fair value hedging instruments	2,728,175	4,534,386
A.2 Hedged asset items (in fair value hedge relationship)	585,703	1,839,300
A.3 Hedged liability items (in fair value hedge relationship)	1,685,332	500,896
A.4 Cash-flow hedging derivatives	1,403	3,156
A.5 Assets and liabilities denominated in currency	1,749	1,227
Total gains on hedging activities (A)	**5,002,362**	**6,878,965**
B. Losses on:		
B.1 Fair value hedging instruments	(2,140,029)	(3,517,899)
B.2 Hedged asset items (in fair value hedge relationship)	(194,372)	(537,616)
B.3 Hedged liability items (in fair value hedge relationship)	(2,641,380)	(2,799,193)
B.4 Cash-flow hedging derivatives	(1,839)	(4,034)
B.5 Assets and liabilities denominated in currency	(981)	(3,538)
Total losses on hedging activities (B)	**(4,978,601)**	**(6,862,280)**
C. Net hedging result (A-B)	**23,761**	**16,685**

Section 6 - Gains (losses) on disposals/repurchases - Item 100

In 2009 the **disposal/repurchase of financial assets/liabilities** generated net gains in the amount of €411 million (€198 million in 2008).

6.1 Utile (Perdite) da cessione/riacquisto: composizione (€ '000)

	2009			2008		
ITEMS /P&L ITEMS	GAINS	LOSSES	NET PROFIT	GAINS	LOSSES	NET PROFIT
Financial assets						
1. Loans and receivables with banks	**73,836**	**(46,197)**	**27,639**	**2,626**	**(198)**	**2,428**
2. Loans and receivables with customers	**95,109**	**(41,265)**	**53,844**	**38,130**	**(47,295)**	**(9,165)**
3. Available-for-sale financial assets	**386,111**	**(191,266)**	**194,845**	**611,176**	**(441,573)**	**169,603**
3.1 Debt securities	84,608	(87,013)	(2,405)	58,119	(120,742)	(62,623)
3.2 Equity instruments	280,427	(77,689)	202,738	532,034	(296,727)	235,307
3.3 Units in investment funds	21,076	(26,545)	(5,469)	21,023	(23,993)	(2,970)
3.4 Loans	-	(19)	(19)	-	(111)	(111)
4. Held-to-maturity investments	**11,511**	**(5,186)**	**6,325**	**610**	**(846)**	**(236)**
Total assets	**566,567**	**(283,914)**	**282,653**	**652,542**	**(489,912)**	**162,630**
Financial liabilities						
1. Deposits with banks	-	-	-	-	-	-
2. Deposits with customers	**16,028**	**(19)**	**16,009**	**55,669**	**(12)**	**55,657**
3. Debt securities in issue	**187,310**	**(74,482)**	**112,828**	**19,833**	**(39,985)**	**(20,152)**
Total liabilities	**203,338**	**(74,501)**	**128,837**	**75,502**	**(39,997)**	**35,505**
Total financial assets and liabilities			**411,490**			**198,135**

2008 gains concerning the sub-item "3. Available-for-sale financial assets - 3.2 Equity instruments", which amounted to €532 million, include net gains on disposal of shares of €372 million, of which the main components are: Atlantia (€156 million), Attijariwafa Bank (€83 million), Mastercard (€42 million), Speed SpA (€19 million), Visa (€20 million) and Euroclear (€19 million).

2009 gains recognized in the same sub-item 3.2 Equity instruments (€280 million) include gains on the disposal of shares included in AFS portfolio for a total amount of €121 million, of which the main components are: Banco Sabadell (€30 million), Mastercard (€22 million), SI Holding (€15 million), BPH Bank (€10 million), Visa Inc. (€10 million) and Finaosta (€10 million). Referred to other equity instruments there is a gain recognized for Heidelberg Cement (€45 million).

Section 7 - Gains and losses on financial assets/liabilities at fair value through profit or loss - Item 110

Gains and losses on financial assets/liabilities at fair value comprise net gains arising from the valuation of financial assets and liabilities recognized in the accounts, as well as credit and financial derivatives economically associated to them and already recognized under Financial assets/liabilities held for trading (sub-item Derivatives connected to the fair value option).

At end 2009 this item showed a loss of €31 million (€350 million in 2008).

The table below summarizes the breakdown of item 110 in 2009 and 2008, as well as the related annual changes.

Gains and losses in financial assets and liabilities at fair value through profit or loss: breakdown (€ '000)

TRANSACTIONS/P&L ITEMS	2009	2008	CHANGE
Financial assets	31	331	(300)
Financial liabilities	(189)	175	(364)
Exchange rate differences	-	5	(5)
Financial and credit derivatives	127	(861)	988
Total	**(31)**	**(350)**	**319**

See the Report on Operations for a more detailed description of Group and business segment.

Part C - Consolidated Income Statement (Continued)

7.1 Net change in financial assets and liabilities at fair value through profit or loss: breakdown

(€ '000)

TRANSACTIONS/P&L ITEMS	2009 CAPITAL GAINS (A)	GAINS ON TRANSFER (B)	CAPITAL LOSSES (C)	LOSSES ON TRANSFER (D)	NET PROFIT [(A+B)-(C+D)]
1. Financial assets	**181,912**	**173,974**	**(192,116)**	**(133,180)**	**30,590**
1.1 Debt securities	122,778	125,246	(93,333)	(112,988)	41,703
1.2 Equity securities	1,827	496	(8)	(164)	2,151
1.3 Units in investment funds	57,163	47,445	(9,785)	(12,055)	82,768
1.4 Loans	144	787	(88,990)	(7,973)	(96,032)
2. Financial liabilities	**12,747**	**2,446**	**(186,447)**	**(17,402)**	**(188,656)**
2.1 Debt securities	12,747	2,446	(186,211)	(17,402)	(188,420)
2.2 Deposits from banks	-	-	(236)	-	(236)
2.3 Deposits from customers	-	-	-	-	-
3. Financial assets and liabilities in foreign currency: exchange differences	X	X	X	X	-
4. Credit and financial derivatives	**349,918**	**43,305**	**(22,638)**	**(243,910)**	**126,675**
Total	**544,577**	**219,725**	**(401,201)**	**(394,492)**	**(31,391)**

Section 8 - Impairment losses - Item 130

The weak macroeconomic environment continued to impact the quality of assets, which resulted in the need to increase write-downs of loans and receivables. In 2009 impairment losses on loans and provisions for guarantees and commitments amounted to €8,152 million, as against €3,582 million in 2008.

The amounts of write downs in 2009 on B. "Equity Instruments" is €338 million. The main components of it are Deutsche Schiffsbank AG (€71 million), Banco Sabadell (€52 million), Bank of Valletta (€26 million), Burgo Group S.p.a (€11 million), Colony Sardegna (€11 million), BPH Bank (€10 million) e Investimenti Infrastrutture S.p.a (€6 million).
The amounts of write downs on Units in Investment Funds in 2009 are mainly referred to Private Equity Funds.

8.1 Impairment losses on loans and receivables: breakdown

(€ '000)

	2009								2008
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO			
TRANSACTIONS/P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	TOTAL (1)-(2)	TOTAL
A. Loans and receivables with banks	**(3,110)**	**(89,550)**	**(24,938)**	**-**	**42,482**	**-**	**5,729**	**(69,387)**	**(269,199)**
- Loans	(3,110)	(89,550)	(16,233)	-	42,482	-	5,729	(60,682)	(269,199)
- Debt securities	-	-	(8,705)	-	-	-	-	(8,705)	-
B. Loans and receivables with customers	**(1,204,943)**	**(8,884,277)**	**(713,313)**	**372,260**	**2,069,403**	**-**	**278,105**	**(8,082,765)**	**(3,312,754)**
- Loans	(1,173,235)	(8,818,141)	(708,020)	372,260	2,068,846	-	277,357	(7,980,933)	(3,238,103)
- Debt securities	(31,708)	(66,136)	(5,293)	-	557	-	748	(101,832)	(74,651)
C. Total	**(1,208,053)**	**(8,973,827)**	**(738,251)**	**372,260**	**2,111,885**	**-**	**283,834**	**(8,152,152)**	**(3,581,953)**

The columns "Write-backs: interest" disclose any increase in the presumed recovery value of impaired positions arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

In **2008** the amount of item B. "Equity instruments" was €751 million. of which the main components were: London Stock Exchange (€308 million), Banco Sabadell (€182 million), Babcock and Brown (€124 million) and Gemina (€34 million).

8.2 Impairment losses on available for sale financial assets: breakdown

(€ '000)

	2009					2008
	WRITE-DOWN (1)		WRITE-BACK (2)			
	SPECIFIC		SPECIFIC			
TRANSACTIONS/P&L ITEMS	WRITE-OFFS	OTHER	INTEREST	OTHER	TOTAL (1)-(2)	TOTAL
A. Debt securities	(5,650)	(63,062)	-	6,335	(62,377)	(125,202)
B. Equity instruments	(31,110)	(307,371)	X	X	(338,481)	(751,381)
C. Units in investment funds	(14,262)	(222,148)	X	7,676	(228,734)	(27,787)
D. Loans to banks	-	-	-	-	-	-
E. Loans to customers	-	-	-	-	-	-
F. Total	**(51,022)**	**(592,581)**	**-**	**14,011**	**(629,592)**	**(904,370)**

8.3 Impairment losses on held-to-maturity investments: breakdown

(€ '000)

	2009								2008
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO		TOTAL	
TRANSACTIONS/P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(1)-(2)	TOTAL
A. Debt securities	(6,500)	(26)	-	-	29	-	-	(6,497)	(76,593)
B. Loans to banks	-	-	-	-	-	-	-	-	-
C. Loans to customers	-	-	-	-	-	-	-	-	-
D. Total	**(6,500)**	**(26)**	**-**	**-**	**29**	**-**	**-**	**(6,497)**	**(76,593)**

The columns "Write-backs: interest" disclose any increase in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

8.4 Impairment losses on other financial transactions: breakdown

(€ '000)

	2009								2008
	WRITE-DOWNS (1)			WRITE-BACKS (2)					
	SPECIFIC			SPECIFIC		PORTFOLIO		TOTAL	
TRANSACTIONS/P&L ITEMS	WRITE-OFFS	OTHER	PORTFOLIO	INTEREST	OTHER	INTEREST	OTHER	(1)-(2)	TOTAL
A. Guarantees given	-	(244,682)	(19,509)	-	77,032	-	47,743	(139,416)	(96,666)
B. Credit derivatives	-	-	-	-	-	-	-	-	-
C. Commitments to disburse funds	-	(1,875)	(1,814)	-	1,472	-	3,094	877	(2,455)
D. Other transactions	(6)	(9,356)	(2,582)	-	4,955	-	53	(6,936)	(4,566)
E. Total	**(6)**	**(255,913)**	**(23,905)**	**-**	**83,459**	**-**	**50,890**	**(145,475)**	**(103,687)**

The columns "Write-backs: interest" disclose any increase in the presumed recovery value arising from interest accrued in the year on the basis of the original effective interest rate used to calculate write-downs.

Section 9 - Premiums earned (net) - Item 150

In 2009 the item **Premiums earned**, which comprises the insurance premiums from the life and non-life business, amounted to €87 million, down by €24 million (or 22%) from the €112 million in 2008.

9.1 Premiums earned (net): breakdown

(€ '000)

	2009			2008
PREMIUMS COMING FROM INSURANCE BUSINESS	DIRECT BUSINESS	INDIRECT BUSINESS	TOTAL	TOTAL
A. Life business				
A.1 Gross premiums written (+)	16,393	-	16,393	22,197
A.2 Reinsurance premiums paid (-)	(1,028)	X	(1,028)	(1,657)
A.3 Total	**15,365**	**-**	**15,365**	**20,540**
B. Non-life business				
B.1 Gross premiums written (+)	99,604	729	100,333	127,296
B.2 Reinsurance premiums paid (-)	(25,170)	X	(25,170)	(33,120)
B.3 Change in gross value of premium reserve (+/-)	(1,082)	-	(1,082)	(5,555)
B.4 Change in provision for unearned premiums ceded to reinsurers (-/+)	(2,094)	-	(2,094)	2,584
B.5 Total	**71,258**	**729**	**71,987**	**91,205**
C. Total net premiums	**86,623**	**729**	**87,352**	**111,745**

Part C - Consolidated Income Statement (Continued)

Section 10 - Other income (net) from insurance activities - Item 160

The item **Other income (net) from insurance activities,** which mainly consists of claims paid (€93 million in both years under review) showed a loss of €80 million, which was fairly in line with the 2008 figure (€86 million),

10.1 Other income (net) from insurance business: breakdown

(€ '000)

ITEMS	2009	2008
1. Net change in insurance provisions	6,552	(15,139)
2. Claims paid pertaining to the year	(93,166)	(92,807)
3. Other income and expense from insurance business	6,589	21,759
Total	**(80,025)**	**(86,187)**

10.2 Net change in insurance provisions: breakdown

(€ '000)

ITEMS	2009	2008
1. Life business		
A. Actuarial provisions	**6,552**	**(15,139)**
A.1 Gross amount for the year	6,552	(15,139)
A.2 (-) Amount attributable to reinsurers	-	-
B. Other insurance provisions	**-**	**-**
B.1 Gross amount for the year	-	-
B.2 (-) Amount attributable to reinsurers	-	-
C. Insurance reserves when investments risk is borne by the insured party	**-**	**-**
C.1 Gross amount for the year	-	-
C.2 (-) Amount attributable to reinsurers	-	-
Total "Life business provisions"	**6,552**	**(15,139)**
2. Non-life business		
Change in provisions for non-life business other than claim provisions, net of amounts ceded to reinsurers	-	-

10.3 Claims settled during the year: breakdown

(€ '000)

CLAIMS EXPENSE	2009	2008
Life business: expense relating to claims, net of reinsurers' portions		
A. Amounts paid out	**(23,454)**	**(22,811)**
A.1 Gross annual amount	(23,933)	(23,345)
A.2 (-) Amount attributable to reinsurers	479	534
B. Change in provisions for amounts payable	**(260)**	**(870)**
B.1 Gross annual amount	(453)	(1,081)
B.2 (-) Amount attributable to reinsurers	193	211
Total life business claims	**(23,714)**	**(23,681)**
Non-life business: expense relating to claims, net of amounts recovered from reinsurers		
C. Claims paid	**(67,388)**	**(67,721)**
C.1 Gross annual amount	(79,068)	(81,851)
C.2 (-) Amount attributable to reinsurers	11,680	14,130
D. Change in recoveries net of reinsurers' portion	**-**	**-**
E. Change in claims reserve	**(2,064)**	**(1,405)**
E.1 Gross annual amount	(2,931)	(2,455)
E.2 (-) Amount attributable to reinsurers	867	1,050
Total non-life business claims	**(69,452)**	**(69,126)**
Total claims of the year	**(93,166)**	**(92,807)**

10.4 "Other income and expense from insurance activities": breakdown

(€ '000)

	2009		
	OTHER INCOMES	OTHER EXPENSES	TOTAL
10.4.1 Life business	10,393	(1,525)	8,868
10.4.2 Property business	67	(2,346)	(2,279)
Total	**10,460**	**(3,871)**	**6,589**

Net result of the insurance business

The **net result of the insurance business,** attributable to two Koç sub-group subsidiaries (Yapi Kredi Sigorta AS and Yapi Kredi Emeklilik AS) and made up of items "150 - Premiums earned" and "160 - Other income from insurance activities", was €7 million as against €26 million in 2008.

Net result of the insurance business (€ '000)

ITEMS	2009	2008
Item 150 - Net Premiums	87,352	111,745
Item 160 - Other income from insurance business	(80,025)	(86,187)
Total	**7,327**	**25,558**

Section 11 - Administrative costs - Item 180

In 2009 **Administrative costs** amounted to €14,761 million, down by €1,323 million (or 8%) over 2008, thanks to the decrease in the main cost components.

In particular:

- **"payroll"**, which includes the cost of staff leaving incentives paid following the business combinations with HVB and Capitalia and related restructuring programs in the amount of €247 million (€107 million in 2008) reclassified as "integration costs" in the condensed income statement, amounted to €9,344 million in 2009, down by €681 million (or 7%) over 2008 and were mainly attributable to the item "wages and salaries";
- **"other administrative expenses"**, which similarly include the costs of the business combinations with HVB and Capitalia and related restructuring programs in the amount of €8 million (€40 million in 2008) reclassified as "integration costs" in the condensed income statement, amounted to €5,416 million in 2009, down by €642 million (or 11%) over 2008, and were mainly attributable to the following components:
  - indirect taxes and duties -€74 million (or 14%);
  - advertising, marketing and communication -€157 million (or 32%);
  - indirect expenses related to personnel -€120 million (or 27%);
  - information & communication technology expense -€138 million (or 10%);
  - other functioning costs -€115 million (or 9%);

See the Report on Operations for a more detailed description of Group and divisional results.

11.1 Payroll: breakdown (€ '000)

TYPE OF EXPENSES/SECTORS	2009	2008
1) Employees	**(9,167,014)**	**(9,796,133)**
a) wages and salaries	(6,298,905)	(7,022,128)
b) social charges	(1,348,705)	(1,492,234)
c) severance pay	(193,644)	(213,777)
d) social security costs	(63,451)	(53,552)
e) allocation to employee severance pay provision	(76,315)	(113,981)
f) provision for retirement payments and similar provisions: [1]	(336,572)	(310,707)
- *defined contribution*	*(1,001)*	*(12,201)*
- *defined benefit*	*(335,571)*	*(298,506)*
g) payments to external pension funds:	(207,813)	(232,956)
- *defined contribution*	*(181,604)*	*(188,267)*
- *defined benefit*	*(26,209)*	*(44,689)*
h) costs related to share-based payments	(58,672)	(11,770)
i) other employee benefits [2]	(620,407)	(417,753)
l) recovery of compensation	37,470	72,725
2) Other staff	**(148,496)**	**(192,953)**
3) Directors and Statutory Auditors	**(28,971)**	**(36,276)**
4) Early retirement costs	**-**	**-**
Total	**(9,344,481)**	**(10,025,362)**

1. Details of costs related to defined-benefit funds are provided in Table 11.3.
2. Table 11.4 below provides a breakdown of line i) other employee benefits.

Part C - Consolidated Income Statement (CONTINUED)

11.2 Average number of employees by category

	2009	2008
Employees:	**171,723**	**172,992**
a) Senior managers	2,276	2,345
b) Managers	40,696	41,405
c) Remaining employees staff	128,751	129,242
Other Staff	**2,928**	**3,152**
Total	**174,651**	**176,144**

Employees by category at year end

	AS AT 12.31.2009	AS AT 12.31.2008
Employees:	**167,437**	**176,008**
a) Senior managers	2,259	2,293
b) Managers	40,185	41,206
c) Remaining staff	124,993	132,509
Other staff	**2,580**	**3,275**
Total	**170,017**	**179,283**

11.3 Defined benefit company pension funds: total cost

(€ '000)

	2009	2008
Current service cost	(84,783)	(83,766)
Interest cost	(402,873)	(351,938)
Expected return on plan assets	160,283	125,355
Net actuarial gain/loss recognized in year	(2,067)	11,681
Past service cost	-	(3,159)
Gains/losses on curtailments and settlements	(6,131)	3,321
Total	**(335,571)**	**(298,506)**

11.4 Other employee benefits

(€ '000)

	2009	2008
- Seniority premiums	(68,881)	(27,387)
- Leaving incentives	(327,868)	(135,536)
- Other	(223,658)	(254,830)
Total	**(620,407)**	**(417,753)**

11.5 Other administrative expenses: breakdown

(€ '000)

TYPE OF EXPENSES/SECTORS	2009	2008
1) Indirect taxes and duties	**(452,945)**	**(526,895)**
1a. settled	(436,646)	(523,971)
1b. unsettled	(16,299)	(2,924)
2) Miscellaneous costs and expenses	**(4,963,504)**	**(5,531,767)**
a) advertising marketing and communication	**(337,997)**	**(495,181)**
advertising - campaigns & media	(112,482)	(213,261)
advertising - point of sale comunication & direct marketing	(34,165)	(49,650)
advertising - promotional expenses	(44,334)	(60,054)
advertising - market and comunication researches	(18,244)	(26,008)
advertising - sponsorship	(74,134)	(57,178)
entertainment and other expenses	(43,837)	(59,997)
convention and internal comunications	(10,801)	(29,033)
b) expenses related to credit risk	**(210,453)**	**(238,891)**
legal expenses to credit recovery	(120,849)	(170,731)
credit information and inquiries	(40,959)	(46,617)
credit recovery services	(48,645)	(21,543)
c) expenses related to personnel	**(326,729)**	**(447,215)**
personnel area services	(4,657)	(12,740)
personnel training & recruiting	(50,106)	(104,316)
travel expenses and car rentals	(210,982)	(268,967)
premises rentals for personnel	(43,045)	(37,858)
expenses for personnel financial advisors	(17,939)	(23,334)
d) Information & Communication Technology expenses	**(1,259,471)**	**(1,397,756)**
lease of ICT equipment and software	(228,938)	(293,541)
supply of small IT items	(5,729)	(6,997)
ICT consumables (ICT)	(13,591)	(17,636)
telephone, swift & data transmission (ICT)	(225,462)	(261,255)
ICT services	(475,908)	(498,337)
financial information providers	(138,463)	(143,208)
repair and maintenance of ICT equipment	(171,380)	(176,782)
e) consulting and professionals services	**(378,648)**	**(411,754)**
technical consulting	(87,505)	(126,343)
professional services	(91,826)	(109,122)
management consulting	(61,386)	(59,579)
legal and notarial expenses	(137,931)	(116,710)
f) real estate expenses	**(1,329,877)**	**(1,306,203)**
internal and external surveillance of premises	(93,381)	(93,117)
real estate services	(19,011)	(9,698)
cleaning of premises	(93,252)	(89,046)
repair and maintenance of furniture, machinery, equipment	(58,364)	(72,154)
maintenance of premises	(116,954)	(128,571)
premises rentals	(728,936)	(687,142)
utilities	(219,979)	(226,475)
g) other functioning costs	**(1,120,329)**	**(1,234,767)**
insurance	(94,543)	(132,293)
office equipment rentals	(6,285)	(6,982)
postage	(167,549)	(195,524)
printing and stationery	(61,330)	(84,649)
administrative services	(310,917)	(335,422)
logistic services	(38,085)	(33,325)
transport of documents	(70,220)	(79,746)
supply of small office items	(19,554)	(34,636)
donations	(17,480)	(17,273)
association dues and fees	(137,219)	(88,116)
others expences - other	(197,147)	(226,801)
Total (1+2)	**(5,416,449)**	**(6,058,662)**

Part C - Consolidated Income Statement (Continued)

Section 12 - Provisions - Item 190

Provisions for risks and charges, which amounted to €607 million as against the €254 million in 2008, were due to expected charges deriving from post-insolvency clawback petitions, claims for damages, litigation and disputes of other nature. This item is updated according to litigation undergoing and its expected outcome.

In particular, in 2009 **provisions** (€917 million) were around 10% higher than in 2008 (€829 million), while the **reallocation surplus** amounted to €310 million, as against €575 million in 2008.

12.1 Net provisions for risks and charges: breakdown

(€ '000)

ASSETS/P&L ITEMS	2009 PROVISIONS (A)	2009 REALLOCATION SURPLUS (B)	2009 TOTAL (A-B)	2008 TOTAL
1. Other provisions				
1.1 legal disputes	(380,152)	176,755	(203,397)	(99,693)
1.2 staff costs	(168)	1,500	1,332	(1,336)
1.3 other	(536,314)	131,562	(404,752)	(153,396)
Total	**(916,634)**	**309,817**	**(606,817)**	**(254,425)**

The sub-item "1.3 other" mainly refers to costs deriving from contract obligations (€123 million), out-of-court disputes and legal expenses (€94 million), disputes concerning financial instruments/derivatives (€38 million), customer loyalty programmes (€31 million), costs for restructuring plans (€9 million) and risks associated to real estate assets (€9 million).

Section 13 - Impairments/write-backs on property, plant and equipment - Item 200

In 2009 **Impairment/write-backs on property, plant and equipment** amounted to €867 million, as against €819 million in 2008.

13.1 Impairment on property, plant and equipment: breakdown

(€ '000)

ASSETS/P&L ITEMS	2009 DEPRECIATION (A)	2009 IMPAIRMENT LOSSES (B)	2009 WRITE-BACKS (C)	2009 NET PROFIT (A+B-C)
A. Property, plant and equipment				
A.1 Owned	**(834,761)**	**(34,742)**	**8,878**	**(860,625)**
- used in the business	(732,501)	(12,611)	3,854	(741,258)
- held for investment	(102,260)	(22,131)	5,024	(119,367)
A.2 Finance lease	**(6,288)**	**-**	**1**	**(6,287)**
- used in the business	(6,270)	-	-	(6,270)
- held for investment	(18)	-	1	(17)
Total	**(841,049)**	**(34,742)**	**8,879**	**(866,912)**

Section 14 - Impairments/write backs on intangible assets - Item 210

In 2009 **Impairment/write-backs on intangible assets** amounted to €651 million, as against €715 million in 2008.

14.1 Impairment on intangible assets: breakdown

(€ '000)

ASSETS/P&L ITEMS	2009 AMORTISATION (A)	2009 IMPAIRMENT LOSSES (B)	2009 WRITE-BACKS (C)	2009 NET PROFIT (A+B-C)
A. Intangible assets				
A.1 Owned	**(642,265)**	**(8,758)**	**213**	**(650,810)**
- generated internally by the company	(88,502)	(306)	-	(88,808)
- other	(553,763)	(8,452)	213	(562,002)
A.2 Finance leases	**(294)**	**-**	**-**	**(294)**
Total	**(642,559)**	**(8,758)**	**213**	**(651,104)**

Section 15 - Other operating net income - Item 220

Other operating net income is a residual item comprising sundry gains and expenses not attributable to other income statement items.

Other operating net income: breakdown (€ '000)

P&L ITEMS/VALUES	2009	2008
Total other operating expense	(644,789)	(602,553)
Total other operating revenues	1,485,932	1,597,785
Other operating net income	**841,143**	**995,232**

15.1 Other operating expense: breakdown (€ '000)

TYPE OF EXPENSE/VALUES	2009	2008
Costs for operating leases	(1,014)	(651)
Non-deductible tax and other fiscal charges	(2,933)	(6,771)
Writedowns on improvements of goods third parties	(62,925)	(52,616)
Costs related to the specific service of financial leasing	(94,869)	(88,605)
Other	(483,048)	(453,910)
Total other operating expense	**(644,789)**	**(602,553)**

The item "other" includes: costs for sundry transactions/damages of €102 million, first-consolidation costs of €115 million, costs associated to the leasing business of €63 million, sundry costs concerning previous years of €29 million, costs associated to the non-banking business of €22 million, costs associated to real estate assets of €11 million, ancillary costs connected to customer relationships of €11 million.

15.2 Other operating revenues: breakdown (€ '000)

TIPOLOGIA DI RICAVO/VALORI	2009	2008
A) Recovery of costs	**463,034**	**556,842**
B) Other revenues	**1,022,898**	**1,040,943**
Revenue from administrative services	152,048	179,565
Revenues on rentals Real Estate investments (net of operating direct costs)	148,469	178,657
Revenues from operating leases	162,541	156,426
Recovery of miscellaneous costs paid in previous years	43,011	19,947
Revenues on Financial Leases activities	158,465	155,697
Others	358,364	350,651
Total operating revenues (A+B)	**1,485,932**	**1,597,785**

The item "other" includes: ancillary revenues associated to the leasing business of €70 million, revenues associated to the non-banking business of €61 million, reimbursement and compensation for damages of €48 million, sundry revenues associated to real estate assets of €23 million.

Section 16 - Profit (loss) of associates - Item 240

The net result of companies subject to significant influence, which is part of item 240 Profit (loss) of associates, amounted to €84 million (€416 million in 2008), which is the difference between **A. Income** of €218 million and **B. Expense** of €134 million. In particular:

- the sub-item **A. Income** includes:
  - €206 million **revaluations** related to gains on companies valued at Equity method concerning Oesterreichische KontrollBank (€42 million), Aviva (€37 million), Bank fur Tirol und Voralberg (€24 million), Oberbank (€23 million), CreditRas Vita (€20 million), BKS Bank (€12 million), CNP UniCredit Vita (€10 million).
  - €11 million **gains on disposal** concerning Schwabische Bank AG (€6 million), Centrale dei Bilanci (€2 million), Caricese (€1 million).
- the sub-item **B. Expense** includes:
  - €70 million **writedowns** related to losses on companies valued at Equity method Ca Immobilien Anlagen (€39 million), Ramiuscap (€17 million), Da Vinci (€6 million).
  - €57 million **impairment** Kinabalu Financial Products (€26 million), Vereinsbank Victoria Bauspar (€12 million), Malgara (6 million), Ramius HVB (€6 million), UniCredit Advisory Limited (€3 million).
  - €6 million **losses on disposal** for Ramius HVB.

Part C - Consolidated Income Statement (CONTINUED)

16.1 Profit (Loss) of associates: breakdown

(€ '000)

P&L ITEMS/SECTORS	2009	2008
1) Jointly owned companies - Equity		
A. Income	**-**	**-**
1. Revaluations	-	-
2. Gains on disposal	-	-
3. Writebacks	-	-
4. Other gains	-	-
B. Expense	**-**	**-**
1. Writedowns	-	-
2. Impairment losses	-	-
3. Losses on disposal	-	-
4. Other expenses	-	-
Net profit	**-**	**-**
2) Companies subject to significant influence		
A. Income	**217,935**	**558,690**
1. Revaluations	206,406	193,970
2. Gains on disposal	11,446	364,720
3. Writebacks	83	-
4. Other gains	-	-
B. Expense	**(133,930)**	**(142,778)**
1. Writedowns	(69,999)	(96,607)
2. Impairment losses	(57,438)	(29,122)
3. Losses on disposal	(6,493)	(17,049)
4. Other expenses	-	-
Net profit	**84,005**	**415,912**
Total	**84,005**	**415,912**

In **2008** the results were:

A. Income

- **Gains** were € 193,970. This amount principally includes Mediobanca (€41,081), Oberbank (€37,088), CreditRas Vita (€29,142), Bank Fur Tirol und Voralberg (€23,017), BKS Bank (€16,448), Aviva (€14,805), Osterreichische Kontroll Bank (€10,369).
- **Gains on disposal** of companies subject to significant influence totaled € 364,720, comprising inter alia gains on disposal of Centrale dei Bilanci (€93,697), Ganymed Immobilien M.B.H. (€56,822), Hypo Stavebni Sporitelna (€46,302), Budapesti Ertektozsde (€41,221).

B. Expense

- **Charges relating to companies subject to significant influence** include write-downs of associates valued at equity amounting to €96,607, mainly attributable to CNP UniCredit Vita (€60,140), and Ca Immobilien Anlagen (€5,847).
- **Impairment losses** of companies subject to significant influence totaled €29,122. This amount principally includes UniCredit Factoring S.r.o. (€10,022), HVB Banca Pentru Locuinte (€7,587), and Weilburg Grundstück M.B.H. (€4,000).

Section 17 - Gains and losses on tangible and intangible assets measured at fair value - Item 250

In 2009 the item **"Gains and losses on tangible and intangible assets measured at fair value"** recorded a loss of €38 million, as against €84 million in 2008.

17.1 Net gains (losses) on property, plant and equipment and intangible assets measured at fair value: breakdown

(€ '000)

	2009				
			EXCHANGE DIFFERENCES		
ASSETS/P&L COMPONENTS	REVALUATIONS (A)	WRITEDOWNS (B)	POSITIVE (C)	NEGATIVE (D)	NET PROFIT (A-B+C-D)
A. Property, plant and equipment	**-**	**(38,491)**	**-**	**-**	**(38,491)**
A.1 Owned:	-	(38,491)	-	-	(38,491)
- Used in the business	-	-	-	-	-
- Held for investment	-	*(38,491)*	-	-	*(38,491)*
A.2 Held by finance leases:	-	-	-	-	-
- Used in the business	-	-	-	-	-
- Held for investment	-	-	-	-	-
B. Intangible assets	**-**	**-**	**-**	**-**	**-**
B.1 Owned:	-	-	-	-	-
B.1.1 generated internally by the company	-	-	-	-	-
B.1.2 Other	-	-	-	-	-
B.2 Held by financial leases	-	-	-	-	-
Total	**-**	**(38,491)**	**-**	**-**	**(38,491)**

The amount refers to the valuation of real estate assets carried out during the year before the transfer and their consequent reclassification (see note below table 12.2 of Balance Sheet Assets).

Section 18 - Impairment of goodwill - Item 260

There was no impairment on goodwill in 2009.

18.1 Impairment of goodwill: breakdowns

(€ '000)

COMPONENTS	2009	2008
Impairment of goodwill	-	(750,000)

In 2008 impairment of goodwill was attributable to JSC ATF Bank (€417 million) and JSC Ukrsotsbank (€333 million).
See Part A - Accounting Policies for a description of the methods to measure impairment of goodwill.
See Part B - Balance Sheet for a description of goodwill impairment procedures.

Section 19 - Gains (losses) on disposals of investments - Item 270

Item 270 concerned **Gains (losses) on disposal of**:

A. Property: mainly relating to UniCredit Real Estate's rationalization of Group property (€692 million).
In particular, **gains on the disposal** of UniCredit Real Estate property concerned transactions with the Fondo Core Nord Ovest (€165 million) and the Fondo Omicron Plus Immobiliare (€461 million), as well as other disposal transactions with third parties (€68 million);

B. Other assets in respect of the disposal of Hyperion immobilienvermietungsgesellschaft m.b.h. (€9 million), Bodehewitt ag & co. Kg (€3 million). Disposal of other assets by Dab Bank ag (€17 million) and Pioneer Investment Management S.G.R. (€18 million).

19.1 Gains and losses on disposal of investments: breakdown

(€ '000)

P&L ITEMS	2009	2008
A. Property		
- Gains on disposal	725,254	405,063
- Losses on disposal	(1,878)	(3,530)
B. Other assets		
- Gains on disposal	71,920	500,625
- Losses on disposal	(21,311)	(116,879)
Net Profit	**773,985**	**785,279**

In 2008 Gains on disposal were:

- **A. Property** were produced by UniCredit Real Estate (€362.8 million);
- **B. Other assets** refers to the sale of branches as instructed by the Italian competition and market authority (AGCM), on which there was a capital gain of €304 million, and the sale of no longer strategic equity interests and assets: Bank BPH SA (€107.4 million) and FIMIT - Fondi immobiliari italiani SGR SpA (€25.2 million).

Section 20 - Tax expense (income) related to profit or loss from continuing operations - Item 290

"Income tax applies only at the domestic level in that there is no tax or category of taxes applicable outside the tax systems of each individual country, and there is no tax applicable to consolidated transnational income. When reference is made to consolidated income, the reference in any case is always to income consolidated on a purely domestic basis.

Out of the main countries where the UniCredit Group operates, there are domestic consolidated tax schemes in Italy, Germany, Austria and the UK, but no such structures exist in Ireland, Poland, Bulgaria, Turkey or other CEE countries.

Consolidated tax scheme regulations also differ from one country to another, sometimes substantially. Nonetheless, the main benefit common to national consolidated tax schemes is the right to offset algebraically the income and losses of companies belonging to the same group.

It should also be noted that the requirements for participating in a national consolidated tax scheme do not always coincide with the requirements for participating in a banking or other group for the purposes of accounting consolidation based on international accounting standards (IFRS).

Each individual country has an autonomous tax system in which both the determination of the tax basis and the applicable tax rates differ. Especially in the area of income tax, to this day rather significant differences still exist between national tax systems, even within the European Union itself.

With regard to tax rates, corporate income is taxed at a rate of 10% in Bulgaria, 16% in Hungary and Romania, 25% in Austria, 27.5% in Italy, - where, however, the regional tax on productive activities (IRAP) must be added, the nominal rate of which (3.9%) applies to a rather broad tax base - 19% in Poland, 20% in Turkey and 28% in the UK.

Part C - Consolidated Income Statement (Continued)

This framework makes it essentially impossible to compare the consolidated tax position with the position of the individual companies that make up the Group.

Furthermore, the typical elimination of intragroup items in accounting consolidation does not make any reference to income tax, which is limited to each individual company.

Bearing in mind that there were no major changes in tax rates in any of the countries where the Group operates, the most significant tax aspect that distinguishes 2009 from 2008 is the absence of extraordinary items comparable to the exemption for goodwill that occurred in Italy in 2008, based on paragraphs 10 and 11 of Article 15 of Decree Law No. 185 of November 29, 2008, which essentially resulted in the 2008 consolidated tax rate of 9.3%.

Conversely, the tax rate of 30.4% in 2009 is a normal tax rate for the Group in the absence of any such extraordinary events.

The decision to exempt goodwill in the 2008 budget also produced an extraordinary tax payment of €1,384,307,604.00 in Italy on June 16, 2009.

In 2009 **Income tax** for the period amounts to €888 million (an increase with respect to the €465 million recorded in the prior year, which benefited from the positive effects of goodwill deductions), with a tax rate of 30.4% versus 9.3% of prior year.

20.1 Tax expense (income) related to profit or loss from continuing operations: breakdown

(€ '000)

P&L ITEMS/SECTORS	2009	2008
1. Current tax (-)	(1,837,643)	(3,302,102)
2. Adjustment to current tax of prior years (+/-)	218,597	185,893
3. Reduction of current tax for the year (+)	8,505	49,617
4. Changes to deferred tax assets (+/-)	(307,481)	2,719,710
5. Changes to deferred tax liabilities (+/-)	1,029,715	(118,552)
6. Tax expense for the year (-) (-1+/-2+3+/-4+/-5)	**(888,307)**	**(465,434)**

20.2 Reconciliation of theoretical tax charge to actual tax charge

(€ '000)

	2009
Total profit or loss before tax from continuing operations (item 280)	**2,922,927**
Theoretical tax rate	27,5%
Theoretical computed taxes on income	**(803,805)**
1. Different tax rates	286,601
2. Non-taxable income - permanent differences	629,929
3. Non-deductible expenses - permanent differences	(397,992)
4. Different fiscal laws/IRAP	(589,164)
a) IRAP (italian companies)	(408,891)
b) other taxes (foreign companies)	(180,273)
5. Prior years and changes in tax rates	253,995
a) effects on current taxes	90,545
- tax loss carryforward/unused tax credit	*8,324*
- other effects of previous periods	*82,221*
b) effects on deferred taxes	163,450
- changes in tax rates	*2,080*
- new taxes incurred (+) previous taxes revocation (-)	*26,971*
- true-ups/ adjustments of the calculated deferred taxes	*134,399*
6. Valuation adjustments and non-recognition of deferred taxes	(243,265)
a) deferred tax assets write-down	(30,199)
b) deferred tax assets recognition	68,824
c) deferred tax assets non recognition	(39,577)
d) deferred taxes non-recognition according to IAS 12.39 and 12.44	(230,895)
e) other	(11,418)
7. Amortization of goodwill	2,307
8. Non-taxable foreign income	(85,740)
9. Other differences	58,827
Recognized taxes on income	**(888,307)**

Section 21 - Gains (losses) on non-current assets and disposal groups held for sale net of taxes - Item 310

There were no gains (losses) on non-current assets and disposal groups held for sale during 2009.

Section 22 - Minorities - Item 330

In 2009 **Minorities** recorded gains in the amount of €332 million (which was the result of profits of €342 million and losses of €3 million, as well as other consolidation adjustments of €7 million). The main contributions came from the minority shareholders of Bank Pekao and Bank Austria groups.
In 2008 Minorities recorded gains in the amount of €518 million (profits of €521 million offset by losses of €2 million and consolidation adjustments of €1 million).

22.1 and 22.2 Breakdown of item 330 "Minority gains (losses)"

(€ '000)

	2009	2008
Profit (loss) of:	**339,154**	**518,137**
Bank Pekao S.A. Group	222,720	358,763
BA-CA Group	50,328	137,957
HVB Group	61,884	18,071
UniCredit Global Leasing Group	(321)	(999)
Banca Agr. Comm. Rep. S. Marino S.A.	2,876	3,207
FIMIT	-	589
Xelion Doradcy Finansow	(403)	(882)
IRFIS	(2,152)	17
i-FABER	1,301	945
Other	2,921	469
Other consolidation adjustments	**(6,859)**	**(623)**
Total	**332,295**	**517,514**

Section 23 - Other information

There is no information to be disclosed in this section.

Section 24 - Earnings per share

Earnings per share

	2009	2008
Net profit for the period attributable to the Group *(thousands of euros)* [1]	1,571,247	4,011,788
Average number of outstanding shares [2]	15,810,771,546	15,642,228,959
Average number of potential dilutive shares	8,579,747	10,058,850
Average number of diluted shares	15,819,351,293	15,652,287,809
Earnings per share €	**0.099**	**0.256**
Diluted earnings per share €	**0.099**	**0.256**

1. € 131,078 thousand was deducted from 2009 net profit of €1,702,325 thousand due to disbursements charged to equity made in connection with the contract of usufruct on treasury shares agreed under the 'cashes' transaction.
2. Net of the average number of treasury shares (and, only for 2009, of further 967,564,061 shares held under a contract of usufruct) and increased by the number of new shares issued as a consequence of the bonus issue approved by the Extraordinary Shareholders' Meeting on April 29, 2009, pursuant to art. 2442 of the Italian Civil Code. Following the bonus issue, the number of ordinary shares outstanding before the event is adjusted for the proportionate change in the number of ordinary shares outstanding as if the event had occurred at the beginning of the earliest period presented (IAS 33 §28).

Part D - Consolidated Comprehensive Income

Part D - Consolidated Comprehensive Income

Following the first amendment to Banca d'Italia Circular 262/2005 and under the new version of IAS 1, the Statement of Comprehensive Income, was introduced. It starts from profit (loss) for the period and shows items of income and expense which were not recognized in the net profit or loss, in compliance with international financial reporting standards. These items are changes in evaluation for the period contra valuation reserves (after tax) and relate to: available-for-sale financial assets; property, plant and equipment; intangible assets; hedges of foreign investments; cash-flow hedges; exchange differences; actuarial gains (losses) on employee defined-benefit plans. They also include reclassification adjustments, i.e. amounts reclassified in profit or loss for the period, which were recognized in other comprehensive income in the current or previous periods. The above mentioned changes in evaluation are indicated separately if they refer to non-current assets classified as held for sale and to associates valued at equity.
In addition, Part D of the Notes to the Consolidated Accounts, which was previously dedicated to "Segment Reporting" is now called "Consolidated Statement of Comprehensive Income," and in fact, contains a table showing the income components.

Consolidated Analytical Statement of Comprehensive Income (€ '000)

ITEMS	2009		
	BEFORE TAX EFFECT	TAX EFFECT	AFTER TAX EFFECT
10. Net profit (loss)	**X**	**X**	**2.034.620**
Other comprehensive income			
20. Available for sale financial assets	**902,267**	**(115,099)**	**787,168**
a) fair value changes	696,893	(87,793)	609,100
b) reclassifications through profit or loss	9,759	(16,923)	(7,164)
- due to impairment	*95,692*	*(14,525)*	*81,167*
- gains/losses on disposals	*(85,933)*	*(2,398)*	*(88,331)*
c) other variations	195,615	(10,383)	185,232
30. Property, plant and equipment	**-**	**-**	**-**
40. Intangible Assets	**-**	**-**	**-**
50. Hedges of foreign investments	**-**	**-**	**-**
a) fair value changes	-	-	-
b) reclassifications through profit or loss	-	-	-
c) other variations	-	-	-
60. Cash flow hedges	**216,120**	**(61,734)**	**154,386**
a) fair value changes	383,508	(118,340)	265,168
b) reclassifications through profit or loss	(180,809)	56,235	(124,574)
c) other variations	13,421	371	13,792
70. Exchange differences	**(471,662)**	**-**	**(471,662)**
a) changes in values	-	-	-
b) reclassifications through profit or loss	-	-	-
c) other variations	(471,662)	-	(471,662)
80. Non-current assets classified as held for sale	**-**	**-**	**-**
a) fair value changes	-	-	-
b) reclassifications through profit or loss	-	-	-
c) other variations	-	-	-
90. Actuarial gains (losses) on defined benefits plans	**-**	**-**	**-**
100. Valuation reserves from investments accounted for using the equity method	**(4,186)**	**-**	**(4,186)**
a) fair value changes	32,964	-	32,964
b) reclassifications through profit or loss	9,725	-	9,725
- due to impairment	-	-	-
- gains/losses on disposals	*9,725*	-	*9,725*
c) other variations	(46,875)	-	(46,875)
110. Total of other comprehensive income after tax	**642,539**	**(176,833)**	**465,706**
120. Comprehensive income after tax (10+110)	**642,539**	**(176,833)**	**2,500,326**
130. Consolidated comprehensive income attributable to minorities	(7,484)	(1,685)	(341,464)
140. Consolidated comprehensive income attributable to Parent Company	**635,055**	**(178,518)**	**2,158,862**

The "Consolidated Comprehensive Income attributable to minorities" (item 130) is different from "Net profit for the period attributable to minorites" (item 330 of Consolidated income statement), as it includes the effect arising from "other comprehensive income" of minorities.

Part E - Risks and related risk management policies

Note:
As required by regulations (Banca d'Italia Circular letter n. 263 issued on December 27th, 2006, Title 4), the disclosure (3rd Pillar of Basel 2) is published on UniCredit Group's website (www.unicreditgroup.eu).

Part E - Risks and related risk management policies (CONTINUED)

Following the above-mentioned first amendment to Banca d'Italia Circular 262/2005 the disclosure on derivative instruments presented in Part E - Risks and related risk management policies was reorganized in order to align it to the FINREP regulatory reporting framework under IAS/IFRS.

Part E - Risks ad related risk management policies only refers to the banking group.

Since insurance companies and other companies don't represent a significant business - if compared to bankig group - there is no specific section of this document on their risks and related risk management policies.

Risk Management in UniCredit Group

UniCredit Group monitors and manages its risks through rigorous methodologies and procedures proving to be effective through all phases of the economic cycle. The control and steering of the Group risks are exerted by the Holding Company Risk Management function (Group CRO), to which have been assigned the following tasks:
- optimizing asset quality of the Group and minimizing the cost of the relevant risks, in line with the risk / return targets assigned to each business area;
- determining, in concert with the CFO, the Group's risk appetite and evaluating its capital adequacy, and cascading it to the Business Areas / Legal Entities, consistently with Basel 2 Pillar II requirements;
- defining - in compliance with Basel 2 standards and Bank of Italy requirements - the Group rules, methodologies, guidelines, policies and strategies for risk management, and, in cooperation with the Organisation department, the relevant processes and their implementation;
- setting up a credit and concentration risk control system both of single counterpart / economic groups and significant clusters (e.g. as geographical areas / economic sectors), monitoring and reporting the previously established limits;
- defining and providing to the Business Areas and to the Legal Entities the valuation, managerial, measuring, monitoring and reporting criteria of the risks and ensuring the consistency of systems and control procedures both at Group and Legal Entity level;
- supporting the Business Areas to achieve their targets, contributing to products and to business development;
- verifying, by means of the initial and ongoing validation process, the adequacy of the risk measurement systems adopted throughout the Group, steering the methodological choices towards higher and homogeneous qualitative standards and controlling the coherence of the usage of the above systems within the processes;
- setting up an adequate system of preventive risk analysis, in order to quantify the impacts of a quick worsening of the economic cycle or of other shock factors (i.e. Stress Test) on the Group's economic - financial structure. This holds for single risk types as well as their integration and comparison to available capital;
- creating a risk culture across the whole Group.

Credit market turmoil has affected the global banking system since the second half of 2007, contributing to a sharp slowing of the world economy. This macroeconomic scenario has entailed an increase in the cost of credit risk, a decrease in asset values, as well as higher costs deriving from write-downs and depreciation of some assets combined with a decrease in profitability. Although the Group has an adequate level of portfolio diversification, it is nevertheless exposed to risks if loan counterparties become insolvent or are unable to meet their obligations. Difficulties could arise in the recovery process of asset values proving inconsistent with current appraisals.

In light of the still challenging macroeconomic environment, a sound and effective risk management has highest priority within the Group. Therefore the Group CRO has implemented in 2009 a new risk governance model emphasizing this guiding principle and aimed to:
- strengthen the capacity of steering, coordination and control activities of some aggregated risks (so called "Portfolio Risks"), through dedicated responsibility centres ("Portfolio Risk Managers") totally focused and specialized on such risks, from a Group and cross - divisional perspective;
- enhance coherence with the Group business model, ensuring clear specialization and focus - from a purely transactional perspective - of specific centres of responsibility on risks originated by the Group "risk taking" functions, at the same time keeping these "centres of responsibility" ("Transactional Risk Managers") totally independent from the "risk taking" functions (i.e. Business units, Treasury, Asset Management, CEE countries).

Consistently with the Risk Management architecture redesign, the set-up, role and rules of the Group Committees responsible for risk topics have been revised. In order to strengthen the capacity of independent steering, coordination and control of Group risks, to improve the efficiency and the flexibility on the risk decision process and to address the interaction between the relevant risk stakeholders three distinct levels of Risk Committees have been set-up:
- the "Group Risk Committee" being responsible for the Group strategic risk decisions;
- the "Group Portfolio Risks Committees", tasked with addressing, controlling and managing the portfolio risks;
- the "Group Transactional Committees" that will be in charge of evaluating the single counterparts / transactions impacting the overall portfolio risk profile.

In accordance with the roll-out plan for the Advanced Internal Rating Based (A-IRB) criteria, communicated to Bank of Italy in September 2008, the Group has either implemented or is in the process to extend the A-IRB approach to further Subsidiaries of the Group that are yet to adopt this approach.
Regarding the compliance with the Pillar II of the New Capital Accord (Basel 2), a specific capital adequacy valuation process was developed in 2009, based on existing approaches. It envisages a general framework as well as a set of specific guidelines aimed at setting out a common approach at Group level in the areas of capital planning, the definition of risk appetite and the measurement, management, control and governance of risks. In addition, synthesis elements concerning risks measurement were introduced to better support processes such as capital planning and capital adequacy. The Group's risk profile is represented by internal capital that is calculated by aggregating risks, net of diversification benefits, plus a "cushion" which incorporates model risk and the variability of the economic cycle. Capital adequacy is evaluated either on the basis of Pillar I metrics or using best practices, by comparing internal capital to available financial resources (AFR) through their ratio, named risk-taking capacity. The achievement of capital adequacy also implies proper risk management based on the involvement of senior management by identifying the appropriate decision-making Bodies, properly assigning duties and responsibilities and reviewing the overall process.

With regard to the use of the AMA (Advanced Measurement Approach) model for the calculation of capital for operational risks, this method, which is determined centrally by the Parent Company, in 2009 was extended to further Group entities on the basis of the implementation plan.

In 2009 relevant enhancements to the Credit Portfolio Model, used for estimating Economic Capital on credit risk, have been introduced. A revision of the global correlation framework was implemented and combined with a more granular description of Central and Eastern European Countries' dependence on macroeconomic variables. At the same time, the correlation between retail and corporate exposures was reviewed, producing overall a more robust design of the dependence in the light of the recent financial turmoil. A new IT architecture for Credit VaR and stress testing has been developed. It is currently in the testing phase and deployment to production is planned for the first half of 2010. Among other benefits, it will allow a better access to risk measures and robustness checks on input data.
Further enhancements of the framework, e.g. introducing a methodology for risk appetite regarding Country risks, are either ongoing or planned in the course of 2010.
During the same period, the Group also introduced statistical models to study retail customers' behavior in connection with assets and liabilities with unspecified maturities (sight deposits) or with a prepayment option (residential mortgages). The risk associated with changes in interest rates is therefore complemented by an assessment of the likely statistical error of forecast models.
In order to ensure that product and portfolio valuations are as conservative as possible, specific guidelines were issued concerning the evaluation of derivatives and the identification of model reserves. These guidelines focus in particular on structured credit derivatives; however the relevant calculations have been extended to cover all types of financial products, and thus all asset classes.

In the reporting period the liquidity limits were revised in alignment with the reduced risk appetite. Due to improvement in the markets, this risk reduction was achieved relatively easy. Thus strengthening the resilience of the Group to future liquidity shocks.
The experience of the turmoil in last quarter of 2008, was used in the regular update of the Group's Liquidity Policy. The Contingency Liquidity Policy was also revised and the set of stress test scenarios re-calibrated and extended.

Section 1 - Credit Risk

QUALITATIVE INFORMATION

1. General

Within the framework of the Holding Company risk management model redesign, the "Global Transactions Team Leader" role ("GTTL") was introduced leveraging on the expertise of risk managers specialized in products / transactions such as "Acquisition & Leverage Finance", "Project Finance", "Commodities Trade Finance" and "Special Products", similar to the model in place for the evaluation of counterpart credit risk performed by the "Global Industry Team Leaders" ("GITLs"), specialized in sectorial analysis. A dedicated project focusing on further improvements in Banks and other Financial Institutions as well as Country risk optimization has been launched. For the risk management of these counterparts, the concept of "Group Competence Teams" has been introduced, managing the credit activity for all the Legal Entities at UniCredit Group level.

With the objective of providing best in class service to large multinational clients, increasing value creation, defining an effective and consistent credit appetite at UniCredit Group level towards customers and/or economic groups, which have relationship with several Legal Entities, minimizing the cost of risk and implementing an efficient credit process, UniCredit Group redesigned the global approach to serve (both from a commercial and a credit point of view) the above mentioned segment of customers. The new service model (the GAM, "Global Account Management") provides for a global coordination of commercial strategy and definition of global credit risk appetite towards the managed counterparts. Dedicated relationship and risk managers have been identified as unique reference points for client group's global commercial and credit strategy coordination, for the global credit position evaluation and its risk profile monitoring.

Part E - Risks and related risk management policies (Continued)

The Group continues to strongly invest in the extension of Basel 2 to the entire perimeter. By the end of 2009 UniCredit Group asked for IRB authorization for ten additional Legal Entities and five additional rating systems for the A-IRB Legal Entities.

In the second half of 2009, the Group also reviewed the Group wide IRB rating systems for multinational companies and for Banks, in order to overcome some weaknesses characterizing previous versions. Furthermore, the scope of application has been extended to the Securities Industries and to the Corporate Treasury / Funding Vehicles by introducing adjustments based on these segments peculiarities. Additionally, a new module to evaluate ship mortgages in UniCredit Bank AG (former HVB) has been recently introduced.

With reference to the functional measures for the "compliance" with Basel 2 requirements, an assessment of the activities related to the eligibility check of credit risk mitigants was carried on, adapting processes and policies. In particular, for the Italian Legal Entities, specific processes to meet the legal certainty and the regulatory requirements have been implemented for mutual guarantees ("garanzie consortili").

According to the Supervisory Authorities' instructions, Credit risk stress testing activities were carried out on the basis of common stress scenarios at international level, with a special focus on Central Eastern Europe (CEE) Countries. In particular, stress tests have been performed on Bank of Italy and ECOFIN (coordinated by the Committee of European Banking Supervisors (CEBS)) requests. The simulation impacts have been assessed both at profit / loss level, considering the effects on provisions and profit / loss for the period, and at balance sheet level, where effects on the Pillar I capital requirement targets and on economic capital occurred.

During the first quarter of 2009, compliant with Pillar II framework, an update on concentration risk has been performed for Single Name Concentration Limits (so called Bulk Risk Limits) and for Sectorial Limits (so called Industry Limits).

With reference to restructuring and workout activities, a new specialized Committee - dedicated to the evaluation of counterparts under restructuring / workout - has been established, while the Group Transactional Credit Committee focuses on credit underwriting.

With specific focus on the Retail Strategic Business Area and in light of the present economic situation, actions aiming at strengthening and optimizing processes and IT tools concerning monitoring and work out activities have been developed with emphasis on the reshaping of the credit framework and on the "friendly collection". In order to continue to adequately ensure a support to the economy, two ad hoc initiatives have been launched for the Italian market, "SOS Impresa Italia" and "Insieme 2009", together with the ones coordinated by the Italian Banking Association, supporting Small Business and consumers respectively.

Within the framework of the "General Group Credit Policy", special guidelines concerning "Structured Trade and Export Finance (STEF)", aiming at guaranteeing a standard approach governing this business at Group level were developed, as well as specific instructions to be followed for "Commodity Trade Finance", "Receivables Finance" and "Export Finance".
Monitoring and reporting activities for the Group credit risk portfolio were further developed, widening the consolidated disclosure to the other important risk categories.

2. Credit Risk Management Policy

2.1 Organization

The new Group Risk Management framework aims at ensuring the right balance between "risk type" and "transactional specialization" by adopting a matrix approach. Group portfolios will be clustered by risk type ("credit and cross-border risks", "market risks" and "operational & reputational risks") and will intersect with transactions grouped on a divisional level (CIB & PB, CEE, Retail, Treasury, Asset Management).
The matrix approach will lead to the set-up of two different responsibility centres on credit risk. On the one side the "Credit and Cross Border Risks Portfolio Management" department, which oversees and manages the overall credit and cross-border risk profile of the Group defining all the relevant strategies, methodologies and limits. On the other side, the "Transactional Risk Managers" will be the responsibility centres for the credit risks originated by the Group "risk taking" functions.

Besides the Group Portfolio and Transactional Risk Managers, the new Risk Management set-up comprises the "Strategic Risk Management and Control" department, responsible for, among the others, the management of Basel 2 activities (including measurement of internal capital according to Pillar II, definition of the risk appetite and the "ICAAP" coordination), the Group internal validation of both Pillar I systems and Pillar II models, as well as centralized risk reporting and risk policies functions for all the risks at Group level, and a specialized department ("Special Credit"), responsible for coordinating, addressing, supporting and - with reference to relevant files - managing restructuring and workout activities.

In order to strengthen the capacity of independent steering, coordination and control of Group risks, to improve the efficiency and the flexibility on the risk decisional process and to address the interaction between the relevant risk stakeholders, dedicated Risk Committees have been set-up:
- the "Group Risk Committee" being responsible for the Group strategic risk decisions;
- the "Group Credit and Cross-Border Risk Committee", responsible for controlling and monitoring credit and cross-border risks, including approval of risk strategies, policies, methodologies and limits as well as regular reporting;
- the "Group Transactional Credit Committee", in charge of evaluating the single counterparts / transactions impacting the overall portfolio risk profile;

• the "Group Special Credit Committee", in charge of evaluating restructuring or workout files and monitoring the overall restructuring and workout portfolio development.

2.2 Factors that generate Credit Risk

In the course of its credit business activities the Group is exposed to the risk that its loans may, due to the deterioration of the debtor's financial condition, not be repaid at maturity, and thus resulting in a partial or full write-off. This risk is always inherent in traditional lending operations regardless of the form of the credit facility (whether cash or credit commitments, secured or unsecured, etc).

The main reasons for default lie in the borrower's lacking the autonomous ability to service and repay the debt (due to a lack of liquidity, insolvency, etc.), as well as the occurrence of events that are unrelated to the debtor's operating and financial condition, such as Country risk or the impact of operational risk. Other banking operations, in addition to traditional lending and deposit activities, can expose the Group to other credit risks. For example, 'non-traditional' credit risk may arise from:

- entering into derivative contracts;
- purchasing and selling securities, futures, currencies or commodities;
- holding third-party securities.

The counterparties in these transactions or issuers of securities held by Group Legal Entities could default as a result of insolvency, political and economic events, lack of liquidity, operating problems or other reasons. Defaults in relation to a large number of transactions, or one or more large transactions, could have a material adverse impact on the Group's operations, financial condition and operating results.
The Group monitors and manages the specific risk of each counterparty and the overall risk of loan portfolios through procedures, structures and rules, that steer, govern and standardize the assessment and management of credit risk, in line with the Group principles and best practice, and which are capable of extending their effectiveness to all phases of the economic cycle.

With particular reference to the current scenario, characterized by worsening of some economic and financial fundamentals in an already problematic phase of the cycle, the Group, maintaining existing rationales and procedures, has strengthened the control and management of credit risk through ongoing and rigorous respect of the rules for granting loans and by enhancing monitoring procedures. In addition, the existing relevant structures have been strengthened, and new ones have been created specifically dedicated to more sensitive areas, for purposes of timely detection of any critical signs.

2.2.1 Country risk

Country risk is defined as the risk of losses of exposures caused by events in a specific Country which may be under the control of the government but not under the control of a private enterprise or individuals. This may imply that the repayment of assets within a specific Country will be ultimately prevented by actions of the Country's government (e.g. transfer risk, expropriation risk, legal risk, tax risk, security risk, delivery risk) or by a deterioration of the economic and / or political environment (e.g. a sharp recession, currency and / or banking crisis, disaster, war, civil war, social unrest) of a Country. Country risk is managed by determining the appropriate maximum operational risk levels, whether in the banking or financial business, that can be assumed by the various Legal Entities belonging to the Group vis-à-vis all counterparties (sovereigns, government entities, banks, financial institutions, corporate customers, small businesses, individuals, project finance, etc.) residing in or related to the Country, for cross-border transactions (from the standpoint of the Entity providing the loan) in foreign and local currency (from the standpoint of the borrower).

Country risk management processes are mainly concentrated at Holding Company in terms of both methodological aspects and the decision-making process, in order to ensure a uniform assessment and monitoring approach, particularly for the rating assignment - PD (probability of default) and LGD (loss given default) - as well as control of risk concentration.

A new methodology for defining the risk appetite is planned to be introduced in 2010 to set plafond limits for individual Countries in a top-down / bottom-up process considering the risk of the Country, the size, regulatory capital limits, domestic corporate customer requests, business opportunities, actual exposure, earning targets and strategic targets, including the target risk profile.

2.3 Credit Risk Management, Measurement and Control

2.3.1 Reporting and Monitoring

The fundamental objective of the reporting and monitoring activities performed by the CRO function is the analysis of the main drivers and parameters of credit risk (exposure at default ("EAD"), expected loss ("EL"), migration, cost of risk etc.) in order to promptly initiate any counter-measures on portfolios, sub-portfolios or individual counterparts.

Group CRO function performs the reporting for credit risk at portfolio and individual counterparty level, producing reports at Group level, both recurring and specific (on demand of Senior Management or external entities, e.g., regulators or rating agencies) with the objective of analyzing the main risk components and their development over time, and thus to detect any signals of deterioration at an early stage and, subsequently, to put in place the appropriate corrective initiatives. The performance of the credit portfolio is analyzed with reference to its main risk drivers - such as growth and risk indicators - customer segments, industrial sectors, regions and the performance of credits in default and the relevant coverage.

Part E - Risks and related risk management policies (CONTINUED)

Portfolio reporting activities at Group level are carried out in close collaboration with the Transactional Risk Managers and the Credit & Cross-Border Risk Portfolio Managers that, within their respective perimeters, implement their specific reporting activities.
In the first half of 2009, reporting activities developed considerably thanks to the gradual improvement in the quality of data and processes supporting the consolidated reporting (i.e. development of a report on Enterprise Risk Management, the "ERM Report"). The Group Risk Reporting function, at central level, also uses the "Credit Tableau de Boards", a quarterly instrument which contains detailed information on the trends in the risks of the Strategic Business Area, to support the production of the aforementioned reports.

In addition, Credit & Cross-Border Risk Portfolio Management is responsible for monitoring and providing independent evaluations of customers and individual transactions that present a high level of credit risk. Credit monitoring activities focus on the early disclosure and management of exposures considered inhering "increased risks", in order to promptly detect and react to a possible deterioration of the credit quality (redemption ability or creditworthiness) of a counterparty. The timely identification and consistent management of exposures with increased risk allow to intervene at a phase preceding potential default, when there is still the capability for repayment.

2.3.2 Governance and policies
Relations between the Holding Company and Group Legal Entities carrying out credit business are defined by specific governance rules, assigning the role of guidance, support and control to the Holding Company, in the following areas: credit policies, credit strategies, models development, rating systems validation, credit concentration risk, issuance of credit products, monitoring and reporting portfolio credit risk.

In particular, Group Legal Entities have to request the Group CRO department's opinion before granting or reviewing credit lines to individual borrowers or economic groups, whenever they exceed defined thresholds, also with reference to the obligation of compliance with the credit risk concentration limits that has to be measured with the supervisory capital.

According to the role given to the Holding Company, specifically to the Group CRO's department under Group governance, "General Group Credit Policies" have been issued to define group-wide rules and principles that should guide, govern and standardise the credit risk assessment and management, in line with Group principles and best practice.

The general rules are supplemented by specific rules governing defined counterparts (e.g., Banks and Countries), process stages (e.g. classification and management of risky positions and recovery process, management of general provisions using the "Incurred But Not Reported Losses" (IBNR) method, aging of the counterpart / transaction rating), industrial sectors (e.g. the "Commercial Real Estate Financing" Policy, which gives common standards and methods as well as specific parameters for business in the various regions in which the Group operates), specific products / transactions (e.g. the "Structured Trade and Export Finance (STEF)" policy, aiming at granting a standard approach governing this business at Group level as well as specific instructions to be followed for "Commodity trade finance", "Receivables finance" and "Export finance").

2.3.3 Management and Measurement Methods
Credit Risk generally represents the risk of losses of the value of a credit exposure arising from an unexpected change of the counterparty's credit quality.
For the purpose of credit risk measurement, credit risk is defined as the risk of incurring losses arising from the possibility that a borrower, counterparty or an issuer of a financial obligation (bond, note, lease, and instalment debt) is not able to repay interest and/or principal or any other amount due (Default Risk). In a wider sense, credit risk can also be defined as potential losses arising either from a default of the borrower / issuer or a decrease of the market value of a financial obligation due to a deterioration in its credit quality (migration risk). The latter one includes not only the default risk but also the risk of rating migrations or credit spread change. For the time being for credit risk measurement the Group is focusing only on default risk; the market based approach to credit risk measurement might be applied in the future.
Credit risk is measured by individual borrower and for the whole portfolio. The tools and processes used for lending to individual borrowers during both the approval and monitoring phases include a credit rating process, which is differentiated by customer segment to ensure maximum effectiveness.

The assessment of a counterpart's creditworthiness, within the credit proposal evaluation, begins with an analysis of the financial statements and the qualitative data (competitive positioning, corporate and organisational structure, etc.), regional and industry factors and counterpart behaviour within the Legal Entity and the banking system (e.g., "Centrale dei rischi"), and results in a rating, i.e. the counterpart's probability of default (PD) on a one-year time horizon.

Regular monthly monitoring focuses on the borrower's performance management, using all available internal and external information in order to arrive at a score representing a synthetic assessment of the risk associated. This score is obtained using a statistical function that summarizes available information using a set of proven significant variables that are predictors of an event of default within a 12 months horizon.
All information is statistically summarized in an internal rating that takes quantitative and qualitative elements into account, as well as information on the borrower's behaviour, if available, which is taken from the loan management scoring procedures described above.

When applicable, the internal rating, or risk level assigned to the customer / transaction, forms a part of the lending decision calculation. In other words, at a constant credit amount the approval powers granted to the competent Bodies are gradually reduced in proportion to an increased borrower-related risk level.
The organizational model in use includes also a dedicated function, which is separated from loan approval and business functions and is responsible for the management of the so-called rating overrides, i.e. any changes to the automatic rating calculated by the model.

Each borrower's credit rating is reviewed at least annually on the basis of new information acquired. Each borrower is also assessed in the context of any economic group with which it is affiliated by, as a general rule, taking into account the theoretical maximum risk for the entire economic group.

Besides the methodologies summarized in the rating systems, the risk management function uses portfolio models enabled to measure credit risk on an aggregated portfolio basis and at the same time to be able to identify sub-portfolio, or single obligor contributions to the overall risk position. There are three fundamental portfolio credit risk measures that are calculated and are evaluated on a one year time horizon and on a non discounted basis:

- Expected Loss (EL)
- Credit Value at Risk (Credit VaR) and
- Expected Shortfall (ES).

In order to derive the Credit VaR of the portfolio, the portfolio loss distribution is specified; it is represented by the probabilities of getting different values of the portfolio loss on the given time horizon (discrete loss case). The specification of such a distribution is obtained combining single obligors default probabilities (PD), losses given default (LGD) and exposures at default (EAD) considering the correlations among the defaults.

The Expected Loss (EL) represents the aggregated average expected loss of the portfolio due to potential defaults of the obligors. The EL of the portfolio is just the sum of the single obligor ones, which can be evaluated as the product of PD x LGD x EAD, and is independent from the default correlations in the portfolio. EL is typically charged as a cost component in the margin.

Value at Risk represents the maximum amount by which, at a given probability, the expected loss might be exceeded (= Value at Risk at α confidence level which for UniCredit is defined at 99.97%). Such value, also named Economic Capital, is an input for the definition of the amount of the capital to cover the potential losses.

VaR is a widely used measure of portfolio risk but it has some intrinsic limitations. In particular it does not provide information on potential losses in case the VaR limit is exceeded. Such information is provided by the Expected Shortfall (ES) that represents the expected value of losses that exceed the VaR threshold. Portfolio Credit VaR and ES strongly depend on default correlation and can be reduced by portfolio diversification.
The credit portfolio models produce also measures of economic capital reallocated by individual borrowers within each portfolio and are the basis for risk-adjusted performance measures.
The measures of economic capital (Credit VaR) are also a fundamental input for the design and application of credit strategies, the analysis of credit limits and risk concentration. The economic capital calculation engine is also used for the analysis of stress tests of the credit portfolio, starting from macro-economic variables that affect the various customer segments, by Country, size, etc.
All the above mentioned risk parameters are subject to a regular monitoring and validation process for each rating system in all its components: models, processes, IT architecture and data quality. On an annual basis, a final validation report, which summarizes the outcomes of the validation activities performed by the Group CRO function, also focusing on the comparison of the different rating systems within the same segment, is brought to the Board of Directors' attention.

The aim is to give evidence of the systems compliance even though highlighting improvement areas as well as possible misalignments in the methodologies, which could limit the full comparability among the resulting risk measures.
The internal Credit VaR model is also subject to assessment in the context of Pillar II validation.

2.3.4 Credit Risk Strategies
According to Pillar II provisions, credit risk strategies for the Group's credit portfolio are an advanced credit risk management tool. Consistent both with the budget process and with Pillar II / Risk Appetite framework, they are aimed to provide the concrete deployment of risk appetite targets by Strategic Business Area and Legal Entity, considering the expected vulnerability of the Group credit portfolios to adverse economic downturns as well as the quantification of the sectorial concentration risk.
Credit risk strategies aim to obtain a threefold goal:

- to define the optimal credit portfolio risk profile by minimizing the overall credit risk impact, starting from the risk appetite framework, in line with the Group's capital allocation and value creation criteria;
- to provide support to the responsible functions and Strategic Business Areas at Holding Company and Legal Entities level when the latter take measures to optimise the portfolio reshaping through strategic plans and business initiatives;
- to provide a set of guidelines and support when drafting business and credit risk budgets, in line with the Group's strategic vision.

Part E - Risks and related risk management policies (Continued)

Credit risk strategies are defined by synthesizing the top-down risk analysis with the portfolio view of the business functions, through a strict cooperation among the centralized and divisional Risk Management Departments and the industry / product specialists at Holding Company level.
Credit risk strategies are implemented by using all available credit risk measures, especially the credit VaR model, which enables correct and prudent management of portfolio risk, using advanced methodologies and tools. In parallel a set of qualitative information, taking into account the different divisional / territorial characteristics, are incorporated and transformed in input variables for the credit portfolio optimization models.
More generally, as part of credit risk strategy, vulnerability and Capital Adequacy support analysis are performed through the credit risk stress (Pillar I and Pillar II). Portfolio risk management pays special attention to credit risk concentration in light of its importance within total assets.

Such concentration risk, according to the Basel 2 definition, consists of a single exposure or of a group of correlated exposures with the potential to generate losses of such magnitude as to prejudice the Group's ability to carry on its normal business.
In order to identify, manage, measure and monitor concentration risk, the Holding Company competent functions defines and monitors credit limits to cover two different types of concentration risk:
- significant amount credit exposures to a single counterpart or to a set of counterparts economically connected ("bulk risk");
- credit exposures to counterparts belonging to the same economic sector ("sectorial risk").

Stress test simulations are a comprehensive part of credit risk strategies definition. With stress test procedure it is possible to re-estimate some risk parameters like PD, Expected Loss, economic capital and RWA under the assumption of "extreme but plausible" macroeconomic and financial stressed scenario. Stressed parameters are used not only for regulatory purposes (Pillar I and Pillar II requirements), but also as managerial indicators about the portfolio vulnerability of single Legal Entities, business lines, industries / regional areas, customer groups and other relevant clusters, conditioned to a downturn of economic cycle.

In compliance with regulatory requirements, stress tests are performed on an on-going basis on updated stressed scenarios and are communicated to the senior management as well as to the Supervisory Authority. In addition to the regular stress test, ad hoc stress test simulations are performed on specific request from the Supervisory Authority.

2.4 Credit Risk Mitigation Techniques

UniCredit Group, consistently with the Revised Framework of International Convergence of Capital Measures and Rules (Basel 2), is firmly committed to satisfy the requirements for recognition of Credit Risk Mitigation (CRM) techniques for regulatory capital purposes, according to the different approaches adopted (Standardized, or A-IRB).
In this regard specific projects have been completed and actions have been realized for embedding the CRM techniques in the Group internal regulations and for alignment of processes and supporting IT systems. Considering the international location of UniCredit Group, implementations have been realized in accordance with each Country's domestic legal system and all local supervisory requirements.

In particular the requirements set out by the "International Convergence of Capital Measurement and Capital Standards" and "Directive 2006/48/EC of the European Parliament and of the Council", the Bank of Italy circular letter n. 263/2006 and following updates, have been translated into internal guidelines, pursuing several objectives:
- ensuring that CRM practices are consistent throughout the Group;
- encouraging collateral and guarantees optimal management within the Group;
- fully exploiting the mitigating effect on credit losses of collaterals and guarantees;
- attaining positive effect on Group Capital Requirements ensuring that local CRM practices meet minimum Basel 2 requirements.

In particular, general rules for eligibility, valuation, monitoring and management of collaterals and guarantees are defined. Special rules and requirements for certain types of collaterals are detailed as well.

Collaterals or guarantees are accepted only to support loans and they cannot serve as a substitute for the borrower's ability to meet obligations. For this reason they have to be evaluated in the credit application along with the assessment of the creditworthiness and the repayment capacity of the borrower.

In the CRM technique assessment, UniCredit Group emphasizes the importance of the legal certainty requirements for all the funded and unfunded credit protection techniques, as well as their suitability. Legal Entities put in place all necessary actions in order to:
- fulfil any contractual and legal requirements in respect of, and take all steps necessary to ensure the enforceability of the collateral / guarantee arrangements under the applicable law;
- conduct sufficient legal review confirming the enforceability of the collateral / guarantee arrangements on all parties and in all relevant jurisdictions.

During the first half of 2009, the main Legal Entities within the Italian perimeter have extended to unfunded mutual guarantees the severe legal certification processes and checks of regulatory requirements, already in place for other guarantees and for financial/physical collateral.
The Legal Entities have implemented a clear and robust system for managing the credit risk mitigation techniques, governing the entire process for evaluation, monitoring and management. They are required to set up controls ensuring that collaterals and guarantees are effective for the entire maturity of the underlying exposure. Collaterals and guarantees can be considered adequate if they are consistent with the underlying credit exposure and, valid for guarantees, when there are no relevant risks towards the protection provider.

The Group has developed a collateral management system ensuring that the process of valuation, monitoring and management of all types of security is clear and effective.
The general and specific eligibility requirements shall be met at the time the credit protection is established and compliance shall continue over its maturity. In this respect, collaterals need to be valued accurately and regularly and haircuts must be applied when accepting the collateral to ensure that, in case of liquidation, there are no unexpected losses. The collateral value is based on the current market price or the estimated amount which the underlying asset could reasonably be liquidated for (i.e. Fair Value); market price of pledged securities are adjusted by applying haircuts for market price and foreign exchange volatility according to Basel 2 regulation requirements. In case of currency mismatch between the credit facility and the collateral, an additional haircut is applied. Possible mismatches between the maturity of the exposure and that of the collateral are also considered in the adjusted collateral value.

The current models in place within the Group are mainly based on pre-defined prudential haircuts. Internally estimated haircuts, based on the Value at Risk methodology for the assessment of the riskiness concerning financial collaterals, are under adoption throughout the Group. They are already in use in some Legal Entities. The methodological approach provides that the hedging value has to be estimated for each financial instrument on the basis of its market value (mark-to-market) adjusted with a haircut that has to consider the intrinsic riskiness according to the different factors (price riskiness, time of ownership and liquidity risk).

The main Legal Entities of the Group are also provided with tools for the automatic evaluation of the mark-to-market of the pledged securities, granting the constant monitoring of the financial collateral values.
For the valuation of real estate collateral, specific processes and procedures ensure that the property is valuated by an independent expert at or less than the market value. For the Legal Entities operating in Austria, Germany and Italy, systems for the periodic monitoring and revaluation of the real estate serving as collateral, based on statistical methods and internal databases or provided by external info-providers, are in place.

Funded credit protection instruments can be considered eligible as credit risk mitigants when they meet the general requirements according to Supervisory Regulations and the specific requirements differing among the approaches adopted for Supervisory capital purposes for single counterpart / exposure (Standardized, A-IRB), in accordance with the Country's domestic legal framework. The list of the eligible providers depends on the specific approach adopted by each Legal Entity. Specifically, Legal Entities adopting A-IRB may recognize guarantees provided that the relevant minimum requirements are satisfied and, particularly, provided that the Legal Entity can evaluate the protection provider risk profile at the time the guarantee is established and during its entire maturity.

2.5 Impaired Loans

The Group's activities for the "non-performing" portfolio are based on the following basic steps:
- prompt action. Based on a solid and effective monitoring and reporting process the early identification of possible credit quality deterioration allows the Group to perform the necessary restrictive measures before default is declared;
- proper assessment of impaired loans in order to determine what action should be taken and how the loan should be classified in terms of default categories;
- initiating recovery procedures on the basis of the type and amount of exposure and the specific borrower involved;
- appropriate provisioning through profit and loss in proportion to counterparty risk and type of exposure. Provisioning is carried out in line with the principles of IAS 39 and Basel 2 rules;
- accurate and regular reporting in order to monitor aggregate portfolio risk over time.

Each Legal Entity's classification of positions into the various default categories must comply with local legal and regulatory provisions issued by the Supervisory Authority.
Since UniCredit, in its role as Holding Company, is required to comply with instructions issued by the Italian Supervisory Authority, suitable measures are taken vis-à-vis the Group's foreign Legal Entities to link and align classifications which would otherwise not be consistent with the appropriate default categories.

Since 2008 Aspra Finance, a wholly-owned subsidiary of UniCredit, gradually bought the Group's non-performing loans, starting with those held by former Capitalia Legal Entities and then including the whole portfolio.
In addition and in order to strengthen governance and independent control over credit risk management processes, a function dedicated to the management of restructuring and workout files has been set up in Holding Company, reporting directly to the Group CRO.

Part E - Risks and related risk management policies (Continued)

In general, the main goal of managing the non-performing portfolio is to recover all, or as much exposure as possible, by identifying the best strategy for maximizing the net present value (NPV) of the exposure, or minimizing LGD (loss given default).

This activity is managed internally by specially qualified staff or externally through a mandate given to a specialized company - the Group includes UniCredit Credit Management Bank, an Entity specialized in workout activities which operates as a servicer for most of the Group's Italian Legal Entities -, or through sale of non-performing assets to external companies.

The methodology is based on the calculation of the NPV of amounts recovered as a result of alternative recovery strategies, with assumptions made for recoveries, related costs and likelihood of failure for any strategy. These results are compared with the Group Entity's average LGD for positions with the same characteristics. If data series are not available, the comparison is based on estimates.

In order to determine provisions, an exercise that is performed at least quarterly, specialized units use an analytical approach to assess the loss projections for the non-performing portfolio on the basis of the Group's accounting policies, which are consistent with the rules of IAS 39 and Basel 2. If an analytical approach is not possible (e.g., if there are numerous small positions), a Group Legal Entity may make provisions on a lamp sum basis by regrouping these positions into aggregates with similar risk and exposure profiles. The percentage used for such provisions is based on historical data series.
With regard to the powers to be granted in the area of classifying files as default positions and calculating loss projections, Group Legal Entities designate several decision-making levels that have been appropriately tailored to the amount of exposure and the provision. In the light of the impact that these decisions have on earnings and tax payments, these decision-making processes involve the Group CRO function as well as the Group Entity's Senior Management.

The Group's business and solidity in terms of profitability, capital and finance depend inter alia on the creditworthiness of its borrowers. The Group has adopted procedures, rules and principles that steer, govern and standardize the assessment and management of credit risk, in line with principles and best practice. Increasingly difficult access to the credit and capital markets - together with ongoing difficult economic conditions - could in 2010 continue to prejudice corporate borrowers' ability to meet their payment obligations, to some extent limiting the Group's ability to improve its credit quality. We can reasonably expect a partial reduction in non-performing loans and consequently a prudential level of loan loss provisions.

QUANTITATIVE INFORMATION

A. Credit quality

A.1 Impaired and performing loans: amounts, writedowns, changes, distribution by business activity/region

Information contained in Part A1 does not include equity instruments and units in investment funds. For the sake of comparison 2008 figures are restated accordingly.

A.1.1 Breakdown of financial assets by portfolio and credit quality (carrying value)

(€ '000)

	BANKING GROUP					OTHER COMPANIES		
PORTFOLIO/QUALITY	NON-PERFORMING LOANS	DOUBTFUL ASSETS	RESTRUCTURED EXPOSURES	PAST-DUE	OTHER ASSETS	IMPAIRED	OTHERS	TOTAL
1. Financial assets held for trading	5,932	71,985	20,661	49,867	124,504,734	-	8,839	124,662,018
2. Available-for-sale financial assets	40,071	-	405	154	29,000,379	-	826,249	29,867,258
3. Held-to-maturity financial instruments	-	-	-	-	10,519,776	-	142,696	10,662,472
4. Loans and receivables with banks	171,610	31,052	241,155	-	77,652,726	-	172,894	78,269,437
5. Loans and receivables with customers	12,503,151	11,547,192	3,305,945	3,503,987	529,665,577	188,884	4,271,279	564,986,015
6. Financial assets at fair value through profit or loss	37,502	-	-	-	14,021,289	-	380,109	14,438,900
7. Financial instruments classified as held for sale	58,722	45,432	-	1,886	427,425	-	-	533,465
8. Hedging instruments	-	-	-	-	11,662,110	-	-	11,662,110
Total 12.31.2009	**12,816,988**	**11,695,661**	**3,568,166**	**3,555,894**	**797,454,016**	**188,884**	**5,802,066**	**835,081,675**
Total 12.31.2008	**10,656,533**	**6,283,470**	**1,278,125**	**1,959,833**	**926,276,399**	**220**	**6,520,038**	**952,974,618**

The banking group portion does not include intercompany accounts (including those with companies which are not consolidated).
Figures provided in line "5. Loans and receivables with customers" correspond to the table "Loans and receivables with customers - Asset quality" in the Report on Operations.
The amount of item 7 corresponds to total financial assets of the table 15.1 "Non-current assets and disposal groups classified as held for sale" in part B - Consolidated Balance Sheet - Assets.

A.1.2 Breakdown of credit exposures by portfolio and credit quality (gross and net values)

(€ '000)

	IMPAIRED ASSETS			PERFORMING			
PORTFOLIO/QUALITY	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	NET EXPOSURE	GROSS EXPOSURE	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	TOTAL (NET EXPOSURE)
A. Banking group							
1. Financial assets held for trading	149,660	1,215	148,445	X	X	124,504,734	124,653,179
2. Available-for-sale financial assets	105,098	64,468	40,630	29,003,507	3,128	29,000,379	29,041,009
3. Held-to-maturity financial instruments	47,813	47,813	-	10,519,806	30	10,519,776	10,519,776
4. Loans and receivables with banks	740,758	296,941	443,817	77,687,077	34,351	77,652,726	78,096,543
5. Loans and receivables with customers	57,400,976	26,540,701	30,860,275	532,761,078	3,095,501	529,665,577	560,525,852
6. Financial assets at fair value through profit or loss	37,502	-	37,502	X	X	14,021,289	14,058,791
7. Financial instruments classified as held for sale	157,511	51,471	106,040	430,122	2,697	427,425	533,465
8. Hedging instruments	-	-	-	X	X	11,662,110	11,662,110
Total A	**58,639,318**	**27,002,609**	**31,636,709**	**650,401,590**	**3,135,707**	**797,454,016**	**829,090,725**
B. Other consolidated companies							
1. Financial assets held for trading	-	-	-	X	X	8,839	8,839
2. Available-for-sale financial assets	4,824	4,824	-	826,249	-	826,249	826,249
3. Held-to-maturity financial instruments	-	-	-	142,696	-	142,696	142,696
4. Loans and receivables with banks	-	-	-	172,894	-	172,894	172,894
5. Loans and receivables with customers	232,915	44,031	188,884	4,271,279	-	4,271,279	4,460,163
6. Financial assets at fair value through profit or loss	-	-	-	X	X	380,109	380,109
7. Financial instruments classified as held for sale	-	-	-	-	-	-	-
8. Hedging instruments	-	-	-	X	X	-	-
Total B	**237,739**	**48,855**	**188,884**	**5,413,118**	**-**	**5,802,066**	**5,990,950**
Total 12.31.2009	**58,877,057**	**27,051,464**	**31,825,593**	**655,814,708**	**3,135,707**	**803,256,082**	**835,081,675**
Total 12.31.2008	**42,652,828**	**22,474,647**	**20,178,181**	**708,170,525**	**2,871,116**	**932,796,437**	**952,974,618**

Data concerning the banking Group are net of infragroup positions, including those with other entities included in the scope of consolidation.

Part E - Risks and related risk management policies (CONTINUED)

A.1.3 Banking Group - On- and off-balance sheet credit exposure to banks: gross and net values

(€ '000)

	AMOUNTS AS AT 12.31.2009			
EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance sheet exposure				
a) Non-performing loans	427,961	252,265	X	175,696
b) Doubtful loans	43,321	12,269	X	31,052
c) Restructured exposures	274,954	33,799	X	241,155
d) Past due	-	-	X	-
e) Other assets	106,666,199	X	36,379	106,629,820
Total A	**107,412,435**	**298,333**	**36,379**	**107,077,723**
B. Off-Balance sheet exposure				
a) Impaired	12,794	190	X	12,604
b) Other	104,783,155	X	7,497	104,775,658
Total B	**104,795,949**	**190**	**7,497**	**104,788,262**
Total (A+B)	**212,208,384**	**298,523**	**43,876**	**211,865,985**

This table includes also exposures to banks classified in financial assets portfolios other than Loans and Receivables.

A.1.4 Banking Group - On-balance-sheet credit exposures with banks: gross change in impaired exposures

(€ '000)

	CHANGES IN 2009			
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE EXPOSURES
A. Opening balance - gross exposure	**354,381**	**49,818**	**127,700**	**-**
- of which: assets sold but not derecognised	-	-	-	-
B. Increases	**349,328**	**6,941**	**274,954**	**30**
B.1 transfers from performing loans	193,128	3,887	274,954	30
B.2 transfers from other impaired exposure categories	137,110	1,841	-	-
B.3 other increases	19,090	1,213	-	-
C. Reductions	**275,748**	**13,438**	**127,700**	**30**
C.1 transfers to performing loans	-	-	-	-
C.2 derecognised items	127,307	15	-	-
C.3 recoveries	59,809	1,430	-	30
C.4 sales proceeds	7,492	563	-	-
C.5 transfers to other impaired exposure categories	1,841	9,410	127,700	-
C.6 other reductions	79,299	2,020	-	-
D. Gross exposure closing balance	**427,961**	**43,321**	**274,954**	**-**
- of which assets sold but not derecognised	-	279	-	-

A.1.5 Banking Group - Balance-sheet credit exposures to banks: change in overall impairments

(€ '000)

	CHANGES IN 2009			
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE EXPOSURES
A. Opening gross writedowns	**284,165**	**40,448**	**117,065**	**-**
- Sold but not derecognised	-	-	-	-
B. Increases	**207,503**	**12,681**	**33,799**	**-**
B.1 writedowns	48,922	10,023	33,799	-
B.2 transfers from other impaired exposure	155,415	920	-	-
B.3 other increases	3,166	1,738	-	-
C. Reductions	**239,403**	**40,860**	**117,065**	**-**
C.1 write-backs from assessments	142	-	-	-
C.2 write-backs from recoveries	42,476	753	-	-
C.3 write-offs	127,307	15	-	-
C.4 transfers to other impaired exposure	921	38,349	117,065	-
C.5 other reductions	68,557	1,743	-	-
D. Final gross writedowns	**252,265**	**12,269**	**33,799**	**-**
- Sold but not derecognised	-	-	-	-

A.1.6 Banking Group - On- and off-balance sheet credit exposure to customers: gross and net values

(€ '000)

	AMOUNTS AS AT 12.31.2009			
EXPOSURE TYPES / AMOUNTS	GROSS EXPOSURE	SPECIFIC WRITEDOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE
A. Balance sheet exposure				
a) Non-performing loans	32,932,802	20,251,920	X	12,680,882
b) Doubtful loans	16,483,360	4,890,736	X	11,592,624
c) Restructured exposures	4,436,659	1,130,309	X	3,306,350
d) Past due	3,936,476	430,096	X	3,506,380
e) Other assets	625,165,520	X	3,099,328	622,066,192
Total A	**682,954,817**	**26,703,061**	**3,099,328**	**653,152,428**
B. Off-balance sheet exposure				
a) Impaired	2,082,886	393,706	X	1,689,180
b) Other	193,056,486	X	605,563	192,450,923
Total B	**195,139,372**	**393,706**	**605,563**	**194,140,103**
Total (A+B)	**878,094,189**	**27,096,767**	**3,704,891**	**847,292,531**

Data relating to the Banking Group include positions with the other entities included in the scope of consolidation.
This table includes also exposures to customers classified in financial assets portfolios other than Loans and Receivables.

A.1.7 Banking Group - Balance-sheet credit exposures to customers: gross change in impaired exposures

(€ '000)

	CHANGES IN 2009			
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE EXPOSURES
A. Opening balance - gross exposure	**29,049,105**	**8,993,457**	**1,856,437**	**2,234,448**
- Sold but not derecognised	192,426	127,363	5,558	145,805
B. Increases	**11,852,710**	**17,623,381**	**4,836,245**	**8,919,733**
B.1 transfers from performing loans	5,943,693	10,957,766	2,591,938	8,328,026
B.2 transfers from other impaired exposure	5,027,469	4,510,292	648,555	245,890
B.3 other increases	881,548	2,155,323	1,595,752	345,817
C. Reductions	**7,969,013**	**10,133,478**	**2,256,023**	**7,217,705**
C.1 transfers to performing loans	768,367	1,635,081	416,179	3,016,382
C.2 derecognised items	2,469,580	239,049	85,573	2,408
C.3 recoveries	1,946,381	2,352,580	899,550	371,844
C.4 sales proceeds	278,829	72,932	39,131	17,676
C.5 transfers to other impaired exposure	603,645	5,487,337	796,152	3,545,072
C.6 other reductions	1,902,211	346,499	19,438	264,323
D. Closing balance-gross exposure	**32,932,802**	**16,483,360**	**4,436,659**	**3,936,476**
- Sold but not derecognised	376,108	905,865	14,696	286,169

The Opening balance - gross exposure differs from the 2008 Closing balance - gross exposure since equity instruments and units in investment funds are not included, in compliance with the new provisions of the first update to Banca d'Italia Circular 262.

A.1.8 Banking Group - Balance-sheet credit exposures to customers: changes in overall impairment

(€ '000)

	CHANGES IN 2009			
SOURCE/CATEGORIES	NON-PERFORMING LOANS	DOUBTFUL LOANS	RESTRUCTURED EXPOSURES	PAST DUE EXPOSURES
A. Total opening writedowns	**18,380,721**	**2,778,937**	**593,218**	**284,577**
- Sold but not derecognised	63,266	33,351	809	21,826
B. Increases	**7,496,398**	**4,149,962**	**1,092,502**	**555,369**
B.1 writedowns	6,272,303	3,211,261	413,759	332,602
B.2 transfers from other impaired exposure	1,087,865	596,183	135,555	22,034
B.3 other increases	136,230	342,518	543,188	200,733
C. Reductions	**5,625,199**	**2,038,163**	**555,411**	**409,850**
C.1 write-backs from assessments	726,076	348,287	69,388	47,068
C.2 write-backs from recoveries	791,055	151,029	107,093	13,356
C.3 write-offs	2,469,580	239,049	85,573	2,408
C.4 transfers to other impaired exposure	266,703	1,089,477	211,010	274,447
C.5 other reductions	1,371,785	210,321	82,347	72,571
D. Final gross writedowns	**20,251,920**	**4,890,736**	**1,130,309**	**430,096**
- Sold but not derecognised	102,358	185,197	1,904	33,446

Total opening writedowns differ from 2008 consolidated final gross writedowns, since equity instruments and units in investment funds are not included, in compliance with the new provisions of the first update to Banca d'Italia Circular 262.

Part E - Risks and related risk management policies (Continued)

A.2 Classificazione delle esposizioni in base ai rating esterni e interni

A.2.1 Banking Group- Balance Sheet and off-Balance Sheet credit exposure by external rating class (book values) (€ '000)

	AMOUNTS AS AT 12.31.2009							
	EXTERNAL RATING CLASSES							
EXPOSURES	CLASS 1	CLASS 2	CLASS 3	CLASS 4	CLASS 5	CLASS 6	NO RATING	TOTAL
A. On-balance-sheet exposures	**56,290,888**	**66,474,048**	**31,493,111**	**23,118,452**	**8,071,847**	**33,399,512**	**541,382,293**	**760,230,151**
B. Derivative contracts	**28,717,111**	**32,900,616**	**11,210,391**	**2,019,548**	**195,752**	**265,346**	**49,007,151**	**124,315,915**
B.1 Financial derivative contracts	24,799,615	28,896,655	11,104,805	1,873,225	195,752	265,346	47,716,830	114,852,228
B.2 Credit derivative contracts	3,917,496	4,003,961	105,586	146,323	-	-	1,290,321	9,463,687
C. Guarantees given	**2,713,795**	**5,790,219**	**6,028,472**	**3,456,552**	**1,044,145**	**1,213,244**	**42,711,843**	**62,958,270**
D. Other commitments to disburse funds	**2,492,355**	**6,254,558**	**5,091,249**	**1,908,067**	**526,260**	**493,098**	**94,888,593**	**111,654,180**
Total	**90,214,149**	**111,419,441**	**53,823,223**	**30,502,619**	**9,838,004**	**35,371,200**	**727,989,880**	**1,059,158,516**

Impaired exposures are included in class "6".

The table details on- and off-balance sheet credits granted to counterparties rated by external rating agencies, which provide brief assessments of the creditworthiness of different classes of borrowers such as Sovereigns, Banks, Public-Sector Entities, Insurance Companies and (usually large) Enterprises.

The table refers to classification of 262/2005 Bank of Italy Circular - 1st update of November 18th, 2009; then it provides, for external ratings, 6 classes of creditworthiness.
Rating Agency utilized for compile the table are: Moody's, S&Ps e Fitch.

Where more than one agency rating is available, the most prudential rating is assigned.

77% of rated counterparties were investment grade (from Class 1 to Class 3) and 61% were highly-rated borrowers (Class 1 and Class 2).

Unrated exposures, i.e. those with no external rating, were 69% of the portfolio, due to the fact that a considerable proportion of borrowers were private individuals or SMEs, which are not externally rated.

Details of securitized exposures not derecognized for accounting purposes (but derecognized for prudential purposes) are provided below.

(€ '000)

SECURITIZATION NAME	ORIGINATOR	ASSET CLASS	AMOUNTS AS AT 12.31.2009
Cordusio RMBS 1	UniCredit Family Financing Bank SpA	RMBS	1,289
Geldilux TS 2005	UniCredit Bank AG	SME	1,999
Geldilux TS 2007	UniCredit Bank AG	SME	2,099
Success 2005	UniCredit Leasing GmbH	Leasing	192
Total			**5,579**

A.2.2 Banking Group- Balance Sheet and off-Balance Sheet exposure by internal rating class (book values)

(€ '000)

	AMOUNTS AS AT 12.31.2009												
	CLASSI DI RATING INTERNI										IMPAIRED EXPOSURES	NO RATING	TOTAL
EXPOSURES	1	2	3	4	5	6	7	8	9	10			
A. On-balance-sheet exposures	99,062,182	46,896,641	57,703,123	102,998,801	64,532,341	53,050,979	27,640,836	48,744,884	45,243,245	19,900,774	31,534,139	162,922,206	760,230,151
B. Derivative contracts	30,533,980	30,857,947	19,408,575	10,024,009	3,797,912	1,642,460	1,434,745	1,603,979	4,972,009	293,869	196,189	19,550,241	124,315,915
B.1 Financial derivative contracts	26,815,270	26,717,980	18,273,349	10,019,350	3,735,815	1,642,460	1,427,490	1,602,289	4,880,089	293,869	196,189	19,248,078	114,852,228
B.2 Credit derivative contracts	3,718,710	4,139,967	1,135,226	4,659	62,097	-	7,255	1,690	91,920	-	-	302,163	9,463,687
C. Guarantees given	5,556,552	5,987,610	7,648,896	11,271,336	6,011,120	4,325,377	5,419,486	4,968,412	3,313,563	824,970	1,066,868	6,564,080	62,958,270
D. Other commitments to disburse funds	7,561,423	8,136,405	7,937,181	15,158,141	7,101,288	2,825,635	4,157,886	3,547,210	6,441,667	1,923,630	438,727	46,424,987	111,654,180
Total	142,714,137	91,878,603	92,697,775	139,452,287	81,442,661	61,844,451	38,652,953	58,864,485	59,970,484	22,943,243	33,235,923	235,461,514	1,059,158,516

INTERNAL RATING CLASSES	PD RANGE				
1	0	<=	PD	<=	0.0004
2	0.0004	<	PD	<=	0.0010
3	0.0010	<	PD	<=	0.0022
4	0.0022	<	PD	<=	0.0049
5	0.0049	<	PD	<=	0.0089
6	0.0089	<	PD	<=	0.0133
7	0.0133	<	PD	<=	0.0198
8	0.0198	<	PD	<=	0.0360
9	0.0360	<	PD	<=	0.1192
10	0.1192	<	PD		

The table contains on- and off-balance sheet exposures grouped according to the counterparties' internal rating.

Ratings are assigned to individual counterparties using Group banks' internally-developed models included in their credit risk management processes.
The internal models validated by the regulators are either 'Group-wide' (e.g. for banks, multinationals and sovereigns) or bank-specific, by segment (e.g. retail or corporate).

The various rating scales of these models are mapped onto a single master-scale of 10 classes (illustrated in the table above) based on Probability of Default (PD).

59% of internally-rated exposures were investment grade (classes 1 to 4), while exposures towards unrated counterparties were 22% of the total. No rating is assigned to these counterparties as either they belong to a segment not yet covered by the models, or the appropriate model is still in the roll-out phase.

Internal Ratings are used for Capital Requirements calculation by the Legal Entities / portfolios that were authorized for the IRB approach from Central bank. Legal Entities currently authorized are: UniCredit S.p.A., UniCredit Corporate Banking S.p.A., UniCredit Banca S.p.A., UniCredit Banca di Roma S.p.A., Banco di Sicilia S.p.A., UniCredit Family Financing Bank S.p.A., Aspra Finance S.p.A., UniCredit Bank Austria AG, UniCredit Bank AG, UniCredit MedioCredito Centrale S.p.A. (for the Global Project Finance part of portfolio).

Part E - Risks and related risk management policies (Continued)

A.3 Distribution of secured credit exposures by type of security

A.3.1 Banking Group - Secured credit exposures with banks

(€ '000)

	AMOUNTS AS AT 12.31.2009													
		COLLATERALS (1)			GUARANTEES (2)									
					CREDIT DERIVATIVES					SIGNATURE LOANS (LOANS GUARANTEES)				
						OTHER CREDIT DERIVATIVES								
	NET EXPOSURES	PROPERTY	SECURITIES	OTHER ASSETS	CREDIT LINK NOTES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured balance sheet credit exposures:														
1.1 totally secured	5,875,654	7,975	1,944,913	1,374,634	-	-	-	-	-	2,611,072	480,864	5,537,640	251,518	12,208,616
- of which impaired	9,755	-	-	-	-	-	-	-	-	-	4,032	-	-	4,032
1.2 partially secured	44,480,124	63,842	7,263,793	650,781	-	-	-	-	-	1,078,495	864,500	169,552	57,637	10,148,600
- of which impaired	303,742	-	-	-	-	-	-	-	-	4,887	239,904	20,967	6,136	271,894
2. Secured off balance sheet credit exposures:														
2.1 totally secured	411,147	-	32,860	125,615	-	-	-	-	-	-	-	186,944	98,757	444,176
- of which impaired	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2 partially secured	26,756,554	-	909	98,361	-	-	-	-	-	4,941	-	210,142	57,019	371,372
- of which impaired	781	-	-	-	-	-	-	-	-	-	-	-	-	-

Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

A.3.2 Banking Group - Secured credit exposures with customers

(€ '000)

	AMOUNTS AS AT 12.31.2009													
		COLLATERALS (1)			GUARANTEES (2)									
					CREDIT DERIVATIVES					SIGNATURE LOANS (LOANS GUARANTEES)				
						OTHER CREDIT DERIVATIVES								
	NET EXPOSURES	PROPERTY	SECURITIES	OTHER ASSETS	CREDIT LINK NOTES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC ENTITIES	BANKS	OTHER ENTITIES	TOTAL (1)+(2)
1. Secured balance sheet credit exposures:														
1.1 totally secured	213,027,633	182,372,677	4,923,042	45,959,099	-	-	-	75,412	-	5,137,001	3,178,953	6,814,238	60,190,290	308,650,712
- of which impaired	14,578,861	18,720,431	641,166	2,236,577	-	-	-	-	-	26,574	65,157	351,057	7,269,618	29,310,580
1.2 partially secured	141,115,940	43,644,181	4,574,634	10,714,522	-	-	-	66,249	-	6,564,438	847,952	3,205,423	6,069,407	75,686,806
- of which impaired	5,442,895	2,034,332	628,793	589,157	-	-	-	-	-	43,310	21,137	189,611	562,153	4,068,493
2. Secured off balance sheet credit exposures:														
2.1 totally secured	20,249,342	12,834,024	1,060,034	14,316,426	-	-	-	475,619	-	234,299	5,247	2,974,436	5,134,014	37,034,099
- of which impaired	546,144	356,129	16,541	176,165	-	-	-	-	-	370	315	5,724	174,723	729,967
2.2 partially secured	31,981,601	865,645	1,569,133	1,094,439	12,614	-	40,753	197,083	-	321,106	85,700	2,751,823	859,931	7,798,227
- of which impaired	216,731	23,172	38,207	26,370	-	-	-	-	-	1,013	3,164	119,097	21,343	232,366

Classification of exposures as "totally secured" or "partially secured" is made by comparing the gross exposure with the amount of the contractually agreed security.

B. Distribution and concentration of credit exposures

B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)

(€ '000)

COUNTERPARTS/EXPOSURES	GOVERNMENTS			OTHER PUBLIC ENTITIES			FINANCIAL COMPANIES		
	NET EXPOSURE	SPECIFIC WRITE-DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITE-DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITE-DOWNS	PORTFOLIO ADJUSTMENTS
A. Cash exposure									
A.1 Non-performing loans	5,036	1,609	X	26,792	44,407	X	574,012	730,279	X
A.2 Doubtful loans	-	-	X	82,922	52,678	X	152,945	42,887	X
A.3 Restructured exposures	405	467	X	66	1	X	94,023	122,744	X
A.4 Impaired past-due exposures	566	138	X	2,444	1,488	X	90,927	14,088	X
A.5 Other exposures	57,024,569	X	66,934	25,855,102	X	17,029	64,870,846	X	301,650
Total A	**57,030,576**	**2,214**	**66,934**	**25,967,326**	**98,574**	**17,029**	**65,782,753**	**909,998**	**301,650**
B. Off-balance sheet exposures									
B.1 Non-performing Loans	-	-	X	40	-	X	25,596	4,207	X
B.2 Doubtful loans	-	-	X	21,173	1,675	X	28,102	16	X
B.3 Other impaired assets	-	-	X	3,750	121	X	3,333	-	X
B.4 Other exposures	5,166,041	X	762	9,545,573	X	1,213	39,888,517	X	540,324
Total B	**5,166,041**	**-**	**762**	**9,570,536**	**1,796**	**1,213**	**39,945,548**	**4,223**	**540,324**
Total (A+B) 12.31.2009	**62,196,617**	**2,214**	**67,696**	**35,537,862**	**100,370**	**18,242**	**105,728,301**	**914,221**	**841,974**
Total (A+B) 12.31.2008	**58,880,873**	**5,265**	**51,544**	**28,329,595**	**95,394**	**16,924**	**118,882,857**	**92,740**	**659,282**

Continued: B.1 Banking Group - Distribution by segment of Balance Sheet and off-Balance Sheet credit exposure to customers (book value)

(€ '000)

COUNTERPARTS/EXPOSURES	NON-FINANCIAL COMPANIES			NON-FINANCIAL COMPANIES			OTHER ENTITIES		
	NET EXPOSURE	SPECIFIC WRITE-DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITE-DOWNS	PORTFOLIO ADJUSTMENTS	NET EXPOSURE	SPECIFIC WRITE-DOWNS	PORTFOLIO ADJUSTMENTS
A. Cash exposure									
A.1 Non-performing loans	19,501	20,989	X	8,305,951	13,373,378	X	3,749,590	6,081,258	X
A.2 Doubtful loans	3,708	1,693	X	7,584,411	3,019,146	X	3,768,638	1,774,332	X
A.3 Restructured exposures	17,443	357	X	3,119,972	986,564	X	74,441	20,176	X
A.4 Impaired past-due exposures	5,497	333	X	2,861,752	258,917	X	545,194	155,132	X
A.5 Other exposures	2,277,593	X	4,896	310,681,822	X	1,789,516	161,356,260	X	919,303
Total A	**2,323,742**	**23,372**	**4,896**	**332,553,908**	**17,638,005**	**1,789,516**	**169,494,123**	**8,030,898**	**919,303**
B. Off-balance sheet exposures									
B.1 Non-performing Loans	192	73	X	665,070	164,192	X	37,794	11,131	X
B.2 Doubtful loans	5	6	X	480,933	32,363	X	8,978	932	X
B.3 Other impaired assets	12	4	X	412,922	178,143	X	1,280	843	X
B.4 Other exposures	2,155,009	X	263	121,338,719	X	55,339	14,357,064	X	7,662
Total B	**2,155,218**	**83**	**263**	**122,897,644**	**374,698**	**55,339**	**14,405,116**	**12,906**	**7,662**
Total (A+B) 12.31.2009	**4,478,960**	**23,455**	**5,159**	**455,451,552**	**18,012,703**	**1,844,855**	**183,899,239**	**8,043,804**	**926,965**
Total (A+B) 12.31.2008	**3,742,890**	**32,394**	**4,791**	**514,807,343**	**14,166,976**	**1,700,174**	**210,940,854**	**7,564,668**	**1,079,461**

Part E - Risks and related risk management policies (Continued)

B.2 Banking Group -Distribution of Balance Sheet and Off-Balance Sheet credit exposures to customers by geographic area (book value)

(€ '000)

EXPOSURES/GEOGRAPHIC AREA	AMOUNT AS AT 12.31.2009									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS
A. Balance sheet exposures										
A.1 Non-performing loans	7,116,733	12,262,383	4,601,333	6,923,310	216,314	149,999	560,591	469,681	185,911	446,547
A.2 Doubtful exposures	8,191,725	3,325,680	2,821,896	1,176,735	15,522	5,134	524,987	323,900	38,494	59,287
A.3 Restructured exposures	2,029,320	81,517	1,081,662	841,743	119,541	70,450	-	8,976	75,827	127,623
A.4 Impaired past due exposures	3,119,080	341,813	337,913	82,860	9,676	3,445	3,320	692	36,391	1,286
A.5 Other exposures	277,087,554	1,507,185	312,534,579	1,283,993	12,528,546	43,554	6,868,151	104,130	13,047,362	160,466
Total A	**297,544,412**	**17,518,578**	**321,377,383**	**10,308,641**	**12,889,599**	**272,582**	**7,957,049**	**907,379**	**13,383,985**	**795,209**
B. "Off-balance sheet" exposures										
B.1 Non-performing loans	253,305	29,224	376,290	139,552	4,977	104	88,456	6,379	-	-
B.2 Doubtful loans	483,279	12,072	43,927	31,267	8,553	1,374	3,135	460	-	-
B.3 Other impaired past due exposures	351,382	1,276	64,396	121,785	3,687	4,971	92	63	7,701	45,179
B.4 Other exposures	56,920,397	549,346	121,906,333	51,251	8,842,426	2,018	3,327,598	2,167	1,454,169	781
Total B	**58,008,363**	**591,918**	**122,390,946**	**343,855**	**8,859,643**	**8,467**	**3,419,281**	**9,069**	**1,461,870**	**45,960**
Total (A+B) 12.31.2009	**355,552,775**	**18,110,496**	**443,768,329**	**10,652,496**	**21,749,242**	**281,049**	**11,376,330**	**916,448**	**14,845,855**	**841,169**
Total (A+B) 12.31.2008	**354,165,574**	**14,574,390**	**510,464,273**	**9,504,229**	**37,066,676**	**382,580**	**17,506,425**	**690,765**	**16,381,464**	**317,649**

B.3 Banking Group -Distribution of Balance Sheet and Off-Balance Sheet credit exposures to banks by geographic area (book value)

(€ '000)

	AMOUNTS AS AT 12.31.2009									
	ITALY		OTHER EUROPEAN COUNTRIES		AMERICA		ASIA		REST OF THE WORLD	
EXPOSURES/GEOGRAPHIC AREA	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS	NET EXPOSURE	TOTAL WRITE-DOWNS
A. Balance sheet exposures										
A.1 Non-performing loans	918	-	74,504	142,009	49,623	72,530	40,213	29,764	10,438	7,962
A.2 Doubtful exposures	384	11	2,267	6,920	3,238	4,000	4,109	1,338	21,054	-
A.3 Restructured exposures	-	-	5,238	19,700	-	-	235,917	14,099	-	-
A.4 Impaired past due exposures	-	-	-	-	-	-	-	-	-	-
A.5 Other exposures	12,950,628	9,719	82,438,479	21,736	5,859,747	2,375	2,248,825	2,467	3,132,141	82
Total A	**12,951,930**	**9,730**	**82,520,488**	**190,365**	**5,912,608**	**78,905**	**2,529,064**	**47,668**	**3,163,633**	**8,044**
B. "Off-balance sheet" exposures										
B.1 Non-performing loans	1	-	11	190	-	-	-	-	-	-
B.2 Doubtful loans	-	-	781	-	-	-	-	-	-	-
B.3 Other impaired past due exposures	232	-	-	-	-	-	11,579	-	-	-
B.4 Other exposures	4,167,123	68	90,832,073	5,981	5,574,338	192	1,766,241	574	2,435,883	682
Total B	**4,167,356**	**68**	**90,832,865**	**6,171**	**5,574,338**	**192**	**1,777,820**	**574**	**2,435,883**	**682**
Total (A+B) 12.31.2009	**17,119,286**	**9,798**	**173,353,353**	**196,536**	**11,486,946**	**79,097**	**4,306,884**	**48,242**	**5,599,516**	**8,726**
Total (A+B) 12.31.2008	**26,751,038**	**5,157**	**226,410,385**	**94,561**	**16,356,858**	**128,596**	**8,054,722**	**4,498**	**8,296,933**	**53,747**

B.4 Large exposures (according to supervisory regulations)

There are no large exposures to be reported.

Part E - Risks and related risk management policies (CONTINUED)

C. Securitisation and sale transactions

C.1 Securitisation transactions

QUALITATIVE INFORMATION

The Group's main objectives in its securitization transactions (whether traditional or synthetic) are the optimization of the loan portfolio by freeing up regulatory and economic capital and obtaining fresh liquidity together with greater diversification of its sources of funding.
The difficulties in the markets experienced in the last two years made it advisable to use securitization as a means of increasing counterbalancing capacity, i.e. the availability of assets that can readily be used to create liquidity, by retaining the securities issued by the vehicle within the Group.

Analysis and realization of securitization transactions are carried out within the Parent in close cooperation with the Group entities involved and the Markets & Investment Banking Division. This process requires an economic feasibility study to assess the impact of transactions (according to their nature and aims), on regulatory and economic capital, on risk-adjusted profitability measures and on the level of Group's liquidity. If this initial phase produces a positive result, a technical and operational feasibility study is carried out to identify the assets to be securitized and design the structure of the transaction. Once technical feasibility has been established, the transaction is realized.

In 2009 the Group carried out three traditional transactions:
- Fineco Leasing S.p.A. - F-E RED
- UniCredit Family Financing Bank S.p.A - Cordusio RMBS UCFin - Serie 2009
- UniCredit Bank AG - Geldilux - TS - 2009

Securities issued by SPVs for the above transactions were fully underwritten by the Group (self-securitizations). Securities relating to the Geldilux - TS - 2009 transaction were repaid on November 9, 2009 and the transaction was closed, considering the good counterbalancing capacity achieved by the Group.

Details of the other two transactions are given in the following charts, which also describe transactions carried out in previous accounting periods.

Additionally, on January 25, 2010 UniCredit S.p.A. launched an international invitation for offers to sell several Group asset backed securities, with limitations *inter alia* for Italian investors. The invitation deadline was February 5, 2010 and on February 12, 2010 1,352 million securities were purchased. These purchases are not included in the following quantitative tables, since they were completed in 2010.

The Group is also an investor, sponsor and lead manager, mainly through its Markets and Investment Banking Division; when it has the lead-manager role it concentrates on deals where it is bookrunner, since in this case information on the transaction is more complete and accessible.

Starting from H2 2007 market conditions influenced sponsor and investor transactions, in that stricter monitoring of exposures was required.
In particular, in its role as sponsor the Group purchased *Asset-Backed Commercial Paper* issued by sponsored conduits. This meant that these vehicles were consolidated as from 2007.

With regard to investment in other parties' securitizations, i.e. structured credit products, these instruments were ring-fenced in a separate portfolio managed with a view to maximizing future cash flow.
Given the asset quality of the underlyings, the best business strategy was considered to be retention in the bank's books.
In this regard, in H2 2008 it is noted that managerial strategy was transposed for accounting purposes by reclassifying structured credit products from Held for trading financial assets to Loans and receivables with customers (See also Part A.3.1 Transfers between portfolios).

In line with the above management principles, risk monitoring and maximizing profit on securitization transactions is achieved by: analyzing the monthly or quarterly investor reports produced by the Trustee, paying special attention to the performance of the collateral monitoring similar transactions' collateral performance and issues of similar paper watching the market fundamentals of the underlying credit and staying in constant contact with the investors and, where collateral is managed, with the managers and analysts of the Collateral Manager.

Furthermore each portfolio is assigned a VaR limit by Risk Management. This is monitored bearing in mind the correlations. The Group has spread curves for each rating and product (asset backed securities, mortgage backed securities, etc.) and uses them to calculate risk, in the same way as other instruments in its portfolio. The method used is in line with other sources of market risk, and enables us to estimate the possible effects of diversification and to aggregate the VaR with other sections of the trading portfolio.

Further details are given in the following section "Information on structured credit products and trading derivatives with customers".

ORIGINATOR: UniCredit S.p.A. (ex Capitalia S.p.A., ex Banca di Roma S.p.A.)

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance non-performing loan portfolios, diversify sources of funding, improve asset quality and enhance the portfolio with management focused on recovery transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis as a part of servicing activities and is recorded in quarterly reports with a breakdown of loan status and the trend of recoveries.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting related to the monitoring of portfolio collections takes the form of a report to senior management and the Board of Directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS and interest rate cap contracts in order to hedge structure-related risk and risk due to the difference between the variable-rate return for the securities issued and the return anticipated from recoveries from the portfolio acquired.
OPERATING RESULTS:	At year-end 2009 profits from existing transactions largely reflected the impact of cash flows from collections for the original defaulting loan portfolio. To be specific, collections for the year totaled € 165.374 million (€ 62.817 million for Trevi Finance, € 51.085 million for Trevi 2 and € 51.472 million for Trevi 3).

Part E - Risks and related risk management policies (Continued)

Transactions previous periods

NAME	TREVI FINANCE		TREVI FINANCE 2	
Type of securitisation:	Traditional		Traditional	
Originator:	Banca di Roma S.p.A		Banca di Roma S.p.A. 89% Mediocredito di Roma S.p.A. 11%	
Issuer:	Trevi Finance S.p.A.		Trevi Finance N. 2 S.p.A.	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	Finanziaria Internazionale securitization Group S.p.A. PARIBAS		Finanziaria Internazionale securitization Group S.p.A., BNP Paribas Group, Banca di Roma S.p.A.	
Target transaction:	Funding		Funding	
Type of asset:	ordinary loans - mortgage loans		ordinary loans - mortgage loans	
Quality of asset:	non performing	special purpose loan	non performing	special purpose loan
Closing date:	07.21.1999		04.20.2000	
Nominal Value of disposal portfolio:	2,689,000,000 €	94,000,000 €	2,425,000,000 €	98,000,000 €
Guarantees issued by the Bank:	Redemption of mezzanine securities C1 and C2 in issue		Redemption of mezzanine securities in issue	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	€ 438,189,898 to the vehicle to support its liquidity		€ 380,000,000 to the vehicle to support its liquidity	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	All securities issued outstanding as at 12.31.2009 are retained by UniCredit S.p.A..		All securities issued outstanding as at 12.31.2009 are retained by UniCredit S.p.A..	
Rating Agencies:	Moody's / Duff & Phelps / Fitch			
Amount of CDS or other supersenior risk transferred:	-		-	
Amount and Conditions of tranching:				
- ISIN	XS0099839887	XS0099847633	XS0110624409	XS0110624151
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A	B	A	B
- Rating	-	Aaa/A-/AAA	-	-
- Nominal value issued	620,000,000 €	155,000,000 €	650,000,000 €	200,000,000 €
- Nominal value at the end of accounting period	-	-	-	-
- ISIN	XS0099850934	XS0099856899	XS0110774808	XS0110770483
- Type of security	Mezzanine	Mezzanine	Mezzanine	Junior
- Class	C1	C2	C	D
- Rating	n.r.	n.r.	n.r.	n.r.
- Nominal value issued	206,500,000 €	210,700,000 €	355,000,000 €	414,378,178 €
- Nominal value at the end of accounting period	-	378,215,922 €	683,773,500 €	414,378,178 €
- ISIN	IT0003364228			
- Type of security	Junior			
- Class	D			
- Rating	n,r,			
- Nominal value issued	343,200,000 €			
- Nominal value at the end of accounting period	343,200,000 €			

ORIGINATOR: UniCredit S.p.A. (ex Capitalia S.p.A., ex Banca di Roma S.p.A.)

NAME	TREVI FINANCE 3		ENTASI	
Type of securitisation:	Traditional		Traditional	
Originator:	Banca di Roma S.p.A. 92,2%, Mediocredito Centrale S.p.A. 5,2% Leasing Roma S.p.A. 2,6%		Banca di Roma S.p.A	
Issuer:	Trevi Finance N. 3 Srl		Entasi Srl	
Servicer:	UniCredit S.p.A.		UniCredit S.p.A.	
Arranger:	Finanziaria Internazionale securitization Group S.p.A. ABN AMRO, MCC S.p.A.		Capitalia S.p.A.	
Target transaction :	Funding		Funding	
Type of asset:	ordinary loans - mortgage loans		Collateralised bond obligation	
Quality of asset:	non performing	special purpose loan	Trevi Finance 3 classes C1 and C2 securities	special purpose loan
Closing date:	05.25.2001		06.28.2001	
Nominal Value of disposal portfolio:	2,745,000,000 €	102,000,000 €	320,000,000 €	
Guarantees issued by the Bank:	Redemption of mezzanine securities in issue.		Commitment in case of events entitling to early redemption of securities in issue or to the repurchase of Trevi Finance 3 notes at a price sufficient to redeem Entasi securities. The same commitment applies if Trevi Finance 3 exercises the early redemption option of C1 securities.	
Guarantees issued by Third Parties:	ABN AMRO engagement for €275,000,000 to guarantee the line of credit		-	
Bank Lines of Credit:	€ 355,000,000 to the vehicle company in order to support its liquidity		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	The principal amount of the D-class security underwritten by the Bank is guaranteed up to its maturity by zero coupon bond issued by Italian Government. The value of this collateral security as at 12.31.2009 was €170,000,815.26. The C1 and C2 classes were fully underwritten by the Bank and then restructured for their disposal. These securities were sold (for a nominal amount of € 320 milllion) to Entasi Srl, which placed them in the market with institutional investors.		As at 12.31.2009 the portfolio of UniCredit S.p.A. includes ENTASI securities with a face value of €110,087,000.	
Rating Agencies:	Moody's / S&P / Fitch		Moody's	
Amount of CDS or other supersenior risk transferred :	-		-	
Amount and Conditions of tranching:			ENTASI Series 2001-1	ENTASI Series 2001-2
- ISIN	XS0130116568	XS0130117020	IT0003142996	IT0003143028
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A	B	Serie 1	Serie 2
- Rating	Aaa/AAA/AAA	Aa1/AA/AA-	A1	A1
- Nominal value issued	600,000,000 €	150,000,000 €	160,000,000 €	160,000,000 €
- Nominal value at the end of accounting period	-	€ 116,233,500 (from Feb 16, 2010 € 80,625,000)	160,000,000 €	160,000,000 €
- ISIN	XS0130117459	XS0130117616		
- Type of security	Mezzanine	Mezzanine		
- Class	C1	C2		
- Rating	-	-		
- Nominal value issued	160,000,000 €	160,000,000 €		
- Nominal value at the end of accounting period	308,941,449 €	304,553,147 €		
- ISIN	IT0003355911			
- Type of security	Junior			
- Class	D			
- Rating	n,r,			
- Nominal value issued	448,166,000 €			
- Nominal value at the end of accounting period	448,166,000 €			

Part E - Risks and related risk management policies (CONTINUED)

ORIGINATOR: UniCredit S.p.A. (ex Capitalia SpA, ex Banca di Roma SpA)

STRATEGIES, PROCESSES AND GOALS:	The goal of the transactions was largely to finance portfolios, diversify sources of funding and improve asset quality.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	The securitization portfolio is monitored on an ongoing basis by the servicing company and is recorded in quarterly reports with a breakdown of security status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Reporting produced by servicing companies on the monitoring of portfolio collections is forwarded to senior management and the Board of Directors.
HEDGING POLICIES:	Special purpose vehicles enter into IRS contracts in order to hedge rate risk related to the structure of underlying securities.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments received from the portfolio acquired ensured punctual and full payment to security holders and other parties to the transaction.

NAME	**CAESAR FINANCE**	
Type of securitisation:	Traditional	
Originator:	Banca di Roma S.p.A	
Issuer:	Caesar Finance S.A.	
Servicer:	Bank of New York	
Arranger:	Donaldson, Lufkin & Jenrette	
Target transaction:	Funding	
Type of asset:	Collateralised bond obligation	
Quality of asset:	performing	
Closing date:	05.11.1999	
Nominal Value of disposal portfolio:	360,329,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	-	
Rating Agencies:	Fitch / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0103928452	XS0103929773
- Type of security	Senior	Junior
- Class	A	B
- Rating	AAA/Aaa	n.r.
- Nominal value issued	270,000,000 €	90,329,000 €
- Nominal value at the end of accounting period	-	70,186,536 €

ORIGINATOR: UniCredit Family Financing Bank S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of the Strategic Instructions are competitive rate funding and for large amounts the development of long term loans, with structured freeing up of capital for new investments. The main benefits are: - better matching of maturities; - diversification of funding sources; - freeing up capital under current rules; - widening of investor base with lower funding costs.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	All accounting matters and repayments are monitored on an ongoing basis as part of the Servicer Activity of UniCredit Family Financing Bank SpA or through UniCredit Banca SpA with the help of other companies of Group (specially for collecting impared loans UniCredit Credit Management Bank SpA, and defaulting loans Cu.Re. division of UniCredit Banca SpA. Both oh them are Subsidiary Servicer provided for specific contract).
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	UniCredit Family Financing Bank SpA set up a Coordination Structure (Staff Securitisation) in its Accounts Department which manages, with help of Specific staff, all accounting matters, repayments and loans. It also draws up quarterly reports, as required by the agreements with the SPV and transaction counterparties. The Board of UniCredit Family Financing Bank SpA is provided with a report with a break down of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought IRSs as a fair value hedge and Basis Swaps as a cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	At end-2009 the operating results of securitization transactions reflect the underlying collateral's cash flow. They depend on the amount of defaults and prepayments, which were in line with non-securitized mortgages.

New transaction 2009

NAME	CORDUSIO RMBS UCFIN - SERIE 2009	
Type of securitisation:	Traditional	
Originator:	UniCredit Family Financing Bank SpA	
Issuer:	Cordusio RMBS - UCFin S.r.l	
Servicer:	UniCredit Family Financing Bank SpA	
Arranger:	UniCredit Bank AG London Branch	
Target transaction:	Counterbalancing capacity	
Type of asset:	Private mortgage loans	
Quality of Asset:	performing	
Closing date:	08.11.2009	
Nominal Value of disposal portfolio:	3,499,600,824 €	
Net amount of preexinting writedown/writebacks:	3,499,600,824 €	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	3,499,600,824 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Family Financing Bank SpA granted the SPV a subordinated loan of € 122.5 million (as equity).	
Other relevant information:	Self-securitization; put option on senior tranches	
Rating Agencies:	Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004520489	IT0004520513
- Type of security	Senior	Junior
- Class	A	B
- Rating	Aaa	n.r.
- Where listed	Dublin	-
- Issue date	11.08.2009	11.08.2009
- Legal maturity	31.12.2056	31.12.2056
- Call option	Clean-up Call	Clean-up Call
- Expected duration	1.67	1.67
- Rate	Euribor 3m + 0.8%	Euribor 3m + 5%
- Subordinated level		Sub A
- Nominal value issued	3,279,000,000 €	220,600,824 €
- Nominal value at the end of accounting period	3,279,000,000 €	220,600,824 €
- Security subscribers	UniCredit Family Financing Bank S,p,A,	
Distribution of securitised assets by area:		
Italy - Northwest	1,564,153,287 €	
- Northeast	487,796,524 €	
- Central	878,462,850 €	
- South and Islands	569,188,163 €	
Other European Countries - E.U. countries	-	
- not U.E. countries	-	
America	-	
Rest of the World	-	
TOTAL	3,499,600,824 €	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	-	
Insurance Companies	-	
Non-financial companies	-	
Other entities	3,499,600,824 €	
TOTAL	3,499,600,824 €	

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Family Financing Bank S.p.A. ex UniCredit Banca per la Casa S.p.A.
Transactions previous periods

NAME	CORDUSIO RMBS SECURITISATION - SERIE 2008	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca per la Casa S.p.A.	
Issuer:	Cordusio RMBS Securitisation S.r.l.	
Servicer:	UniCredit Banca S.p.A.	
Arranger:	UniCredit Bank AG London Branch	
Target transaction:	Capital Relief / Counterbalancing capacity / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	performing	
Closing date:	11.13.2008	
Nominal Value of disposal portfolio:	23,789,098,370 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Banca per la Casa S.p.A has granted SPV a subordinated loan of 150 million euro.	
Other relevant information:	Self-securitization. Transaction has been restructured at beginning of 2009 through granting SPV further subordinated loan of 730 million euro to obtain upgrade of tranche Senior of portfolio.	
Rating Agencies:	Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004431208	IT0004431281
- Type of security	Senior	Junior
- Class	A	B
- Rating	Aaa	n.r.
- Nominal value issued	22,250,000,000 €	1,539,098,370 €
- Valore nominale in essere a fine esercizio	22,250,000,000 €	1,539,098,370 €

ORIGINATOR: UniCredit Family Financing Bank S.p.A. ex UniCredit Banca per la Casa S.p.A.

NAME	**CORDUSIO RMBS 3 - UBCASA 1**	
Type of securitisation:	Traditional	
Originator:	UniCredit Banca per la Casa S.p.A.	
Issuer:	Cordusio RMBS 3 - UBCasa 1 S.r.l.	
Servicer:	UniCredit Family Financing Bank S.p.A.	
Arranger:	UniCredit Bank AG Milan Branch	
Target transaction:	Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	performing	
Closing date:	11.20.2006	
Nominal Value of disposal portfolio:	2,495,969,425 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Family Financing Bank S.p.A. has granted SPV a subordinated loan of 14.976 million euro, at the end of accounting period amount of tranche capital is equal to 2.976 million euro.	
Other relevant information:	-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004144884	IT0004144892
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	600,000,000 €	1,735,000,000 €
- Nominal value at the end of accounting period	0 €	1,355,706,445 €
- ISIN	IT0004144900	IT0004144934
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA /Aa1 / AA	A+ / A1 /A+
- Nominal value issued	75,000,000 €	25,000,000 €
- Nominal value at the end of accounting period	75,000,000 €	25,000,000 €
- ISIN	IT0004144959	IT0004144967
- Type of security	Mezzanine	Junior
- Class	D	E
- Rating	BBB+ /Baa2 /BBB+	n.r.
- Nominal value issued	48,000,000 €	12,969,425 €
- Nominal value at the end of accounting period	48,000,000 €	12,969,425 €

Part E - Risks and related risk management policies (CONTINUED)

ORIGINATOR: UniCredit Family Financing Bank S.p.A. (ex UniCredit Banca per la Casa S.p.A.) ex UniCredit Banca S.p.A.

NAME	CORDUSIO RMBS SECURITISATION - SERIE 2007		CORDUSIO RMBS SECURITISATION - SERIE 2006 (EX CORDUSIO RMBS 2)		CORDUSIO RMBS	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	UniCredit Banca S.p.A.		UniCredit Banca S.p.A.		UniCredit Banca S.p.A.	
Issuer:	Cordusio RMBS Securitisation S.r.l.		Cordusio RMBS Securitisation S.r.l. (ex Cordusio RMBS 2 S.r.l.)		Cordusio RMBS S.r.l.	
Servicer:	UniCredit Banca S.p.A.		UniCredit Banca S.p.A.		UniCredit Banca S.p.A.	
Arranger:	UniCredit Bank AG, London Branch		UniCredit Bank AG, Milan Branch		Euro Capital Structures Ltd	
Target transaction:	Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturity		Capital Relief / Funding / mismatching maturity	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	performing		performing		performing	
Closing date:	05.24.2007		07.10.2006		05.06.2005	
Nominal Value of disposal portfolio:	3,908,102,838 €		2,544,388,351 €		2,990,089,151 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	UniCredit Family Financing Bank SpA has granted SPV a subordinated loan of 1.667 million euro.		-		-	
Other relevant information:	-		-		-	
Rating Agencies:	Fitch /Moody's / Standard & Poor's		Fitch /Moody's / Standard & Poor's		Fitch /Moody's /Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004231210	IT0004231236	IT0004087158	IT0004087174	IT0003844930	IT0003844948
- Type of security	Senior	Senior	Senior	Senior	Senior	Senior
- Class	A1	A2	A1	A2	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	703,500,000 €	2,227,600,000 €	500,000,000 €	1,892,000,000 €	750,000,000 €	2,060,000,000 €
- Nominal value at the end of accounting period	0 €	1,674,708,789 €	0 €	1,309,912,199 €	0 €	1,124,394,968 €
- ISIN	IT0004231244	IT0004231285	IT0004087182	IT0004087190	IT0003844955	IT0003844963
- Type of security	Senior	Mezzanine	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	A3	B	B	C	B	C
- Rating	AAA/Aaa/AAA	AA/Aa1/AA	AA /Aa1 / AA	BBB+ / Baa2 / BBB	AA+/Aa1/AAA	BBB/Baa1/BBB
- Nominal value issued	738,600,000 €	71,100,000 €	45,700,000 €	96,000,000 €	52,000,000 €	119,200,000 €
- Nominal value at the end of accounting period	738,600,000 €	71,100,000 €	45,700,000 €	96,000,000 €	52,000,000 €	119,200,000 €
- ISIN	IT0004231293	IT0004231301	IT0004087216		IT0003844971	
- Type of security	Mezzanine	Mezzanine	Junior		Junior	
- Class	C	D	D		D	
- Rating	A/A1/A	BBB/Baa2/BBB	n.r.		nr	
- Nominal value issued	43,800,000 €	102,000,000 €	10,688,351 €		8,889,150 €	
- Nominal value at the end of accounting period	43,800,000 €	102,000,000 €	10,688,351 €		8,889,150 €	
- ISIN	IT0004231319	IT0004231327				
- Type of security	Mezzanine	Junior				
- Class	E	F				
- Rating	B/Ba2/BB	n.r.				
- Nominal value issued	19,500,000 €	2,002,838 €				
- Nominal value at the end of accounting period	19,500,000 €	2,002,838 €				

ORIGINATOR: UniCredit Family Financing Bank S.p.A. (ex UniCredit Banca per la Casa S.p.A.) ex BIPOP - Carire S.p.A.

NAME	BIPCA CORDUSIO RMBS	
Type of securitisation:	Traditional	
Originator:	Bipop - Carire SpA	
Issuer:	Capital Mortgage Srl	
Servicer:	UniCredit Banca S.p.A	
Arranger:	Bipop - Carire SpA	
Target transaction:	Counterbalancing capacity	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	performing	
Closing date:	12.19.2007	
Nominal Value of disposal portfolio:	951,664,009 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Family Financing Bank SpA has granted SPV a subordinated loan of € 8.014 million.	
Other relevant information:	Auto-cartolarizzazione	
Rating Agencies:	S & P / Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004302730	IT0004302748
- Type of security	Senior	Senior
- Class	A1	A 2
- Rating	AAA / Aaa	AAA / Aaa
- Nominal value issued	666,300,000 €	185,500,000 €
- Nominal value at the end of accounting period	472,401,903 €	185,500,000 €
- ISIN	IT0004302755	IT0004302763
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA/Aa3	A/A2
- Nominal value issued	61,800,000 €	14,300,000 €
- Nominal value at the end of accounting period	61,800,000 €	14,300,000 €
- ISIN	IT0004302797	IT0004302854
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	BBB/Baa1	BB/Baa2
- Nominal value issued	18,000,000 €	5,500,000 €
- Nominal value at the end of accounting period	18,000,000 €	5,500,000 €
- ISIN	IT0004302912	
- Type of security	Junior	
- Class	F	
- Rating	n.r.	
- Nominal value issued	250,000 €	
- Nominal value at the end of accounting period	250,000 €	

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Family Financing Bank S.p.A. (ex UniCredit Banca per la Casa S.p.A.) ex Banca di Roma S.p.A.

NAME	CAPITAL MORTGAGE 2007 - 1	
Type of securitisation:	Traditional	
Originator:	Banca di Roma SpA	
Issuer:	Capital Mortgage Srl	
Servicer:	UniCredit Banca S.p.A.	
Arranger:	UniCredit S.p.A.	
Target transaction:	Funding	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	performing	
Closing date:	05.16.2007	
Nominal Value of disposal portfolio:	2,183,087,875 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	UniCredit Family Financing Bank SpA has granted SPV a subordinated loan of 37.2 million euro (as equity).	
Other relevant information:	Tranching based on an original assets portfolio € 2,479.4 million, reduced to € 2,183.1 million due to checks after closing date.	
Rating Agencies:	S & P / Moody's / Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004222532	IT0004222540
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	1,736,000,000 €	644,000,000 €
- Nominal value at the end of accounting period	895,505,184 €	644,000,000 €
- ISIN	IT0004222557	IT0004222565
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	AA / Aa2 / BBB-	BB / A3/ CCC (dal 10/02/10 B/A3/CCC)
- Nominal value issued	74,000,000 €	25,350,000 €
- Nominal value at the end of accounting period	74,000,000 €	25,350,000 €

ORIGINATOR: UniCredit Family Financing Bank S.p.A. (ex UniCredit Banca per la Casa S.p.A.) ex FinecoBank S.p.A.

NAME	F-E MORTGAGES 2005		F-E MORTGAGES SERIES 1-2003		HELICONUS	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	FinecoBank SpA		FinecoBank SpA		FinecoBank SpA	
Issuer:	F-E Mortgages Srl		F-E Mortgages Srl		Heliconus S.r.l	
Servicer:	UniCredit Family Financing Bank S.p.A.		UniCredit Family Financing Bank S.p.A.		UniCredit Family Financing Bank S.p.A.	
Arranger:	UniCredit S.p.A.		UniCredit S.p.A.		UniCredit S.p.A.	
Target transaction:	Capital Relief		Capital Relief		Capital Relief	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	performing		performing		performing	
Closing date:	04.08.2005		11.28.2003		11.08.2002	
Nominal Value of disposal portfolio:	1,028,683,779 €		748,630,649 €		408,790,215 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		UniCredit Family Financing Bank S.p.A. for € 20 million (jointly with ABN AMRO).		UniCredit Family Financing Bank S.p.A. for € 10.220 million (jointly with CDC IXIS).	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	UniCredit Family Financing Bank S.p.A. has granted SPV a subordinated loan of 15.43 million euro (as equity).		-		-	
Other relevant information:	-		-		-	
Rating Agencies:	S & P / Moody's / Fitch		S & P / Moody's / Fitch		S & P / Moody's / Fitch	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0003830418	IT0003830426	IT0003575039	IT0003575070	IT0003383855	IT0003383871
- Type of security	Senior	Mezzanine	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B	A	B
- Rating	AAA / Aaa /AAA	AA+/A1/A	AAA / Aaa /AAA	AA / A1/ A	AAA / Aaa /AAA	-- / A2 / A
- Nominal value issued	951,600,000 €	41,100,000 €	682,000,000 €	48,000,000 €	369,000,000 €	30,800,000 €
- Nominal value at the end of accounting period	388,566,352 €	41,100,000 €	242,880,080 €	48,000,000 €	131,674,362 €	30,800,000 €
- ISIN	IT0003830434		IT0003575088	IT0003575096	IT0003383939	
- Type of security	Mezzanine		Mezzanine	Junior	Junior	
- Class	C		C	D	C	
- Rating	BBB / Baa2 /BBB-		BBB+ / Baa2 / BBB-	unrated	unrated	
- Nominal value issued	36,000,000 €		11,000,000 €	7,630,000 €	8,990,200 €	
- Nominal value at the end of accounting period	36,000,000 €		11,000,000 €	7,630,000 €	8,990,200 €	

ORIGINATOR: UniCredit Leasing S.p.A (ex Locat S.p.A.)

STRATEGIES, PROCESSES AND GOALS:	The main reasons for these transactions are: improved asset allocation, diversification of funding sources and improved Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in monthly and quarterly reports (required by the agreements) with a break down of loans by status and the trend of repayments.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Coordination Structure was set up in the Accounts Department. The Board of is provided with a report with a break down of repayments and the status of loans.
HEDGING POLICIES:	The Special Purpose Vehicle bought IRSs as fair value hedge and Basis Swaps as Cash flow hedge (and related back to back between Originator and Counterparty).
OPERATING RESULTS:	The results of securitized loans were impacted by the particular macroeconomic situation and showed an increase in default positions. However, this trend is in line with other loans of the company, as well as with the yield of investments having a similar level of risk.

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Leasing S.p.A (ex Locat S.p.A.)
Transactions previous periods

NAME	LOCAT SV - SERIE 2-2008		LOCAT SV - SERIE 1 2008	
Type of securitisation:	Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat SV S.r.l.		Locat SV S.r.l.	
Servicer:	UniCredit Leasing S.p.A.		UniCredit Leasing S.p.A.	
Arranger:	UniCredit Bank AG London Branch		UniCredit Bank AG London Branch	
Target transaction:	Counterbalancing capacity		Counterbalancing capacity	
Type of asset:	Leasing loans bearing car, capital goods, real estate and crafts.		Leasing loans bearing car, capital goods and real estate.	
Quality of Asset:	performing		performing	
Closing date:	11.06.2008		04.22.2008	
Nominal Value of disposal portfolio:	2,596,454,676 €		2,488,922,538 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		-	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	Self-securitization; revolving		Self-securitization; revolving	
Rating Agencies:	Standard & Poor's		Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred:	UniCredit Leasing SpA granted the SPV a subordinated loan of € 247 million (as equity)		-	
Amount and Conditions of tranching:				
- ISIN	IT0004432941	IT0004432933	IT0004372253	IT00044372261
- Type of security	Senior	Junior	Senior	Senior
- Class	A	B	A1	A2
- Rating	AAA	n.r.	AAA/Aaa	AAA/Aaa
- Nominal value issued	2,300,500,000 €	295,954,676 €	550,000,000 €	1,591,000,000 €
- Nominal value at the end of accounting period	2,300,500,000 €	295,954,676 €	497,015,090 €	1,591,000,000 €
- ISIN			IT0004372279	IT0004372287
- Type of security			Mezzanine	Mezzanine
- Class			B	C
- Rating			A/Aa3	BBB/A3 (dal 4/03/10 BB/A3)
- Nominal value issued			141,000,000 €	61,000,000 €
- Nominal value at the end of accounting period			141,000,000 €	61,000,000 €
- ISIN			IT0004372295	
- Type of security			Junior	
- Class			D	
- Rating			n.r.	
- Nominal value issued			145,922,536 €	
- Nominal value at the end of accounting period			145,922,536 €	

ORIGINATOR: UniCredit Leasing S.p.A (ex Locat S.p.A.)

NAME	LOCAT SV - SERIE 2006		LOCAT SV - SERIE 2005 (EX LOCAT SECURITISATION VEHICLE 3)		LOCAT SECURITISATION VEHICLE 2 S.R.L.	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	Locat S.p.A.		Locat S.p.A.		Locat S.p.A.	
Issuer:	Locat SV S.r.l.		Locat SV S.r.l. (ex Locat Securitisation Vehicle 3 S.r.l.)		Locat Securitisation Vehicle 2 S.r.l.	
Servicer:	UniCredit Leasing S.p.A.		UniCredit Leasing S.p.A.		UniCredit Leasing S.p.A.	
Arranger:	UniCredit Bank AG Milan Branch		UniCredit Bank AG Milan Branch		UniCredit Bank AG Milan Branch	
Target transaction:	Capital Relief / Funding		Capital Relief / Funding		Capital Relief / Funding	
Type of asset:	Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.		Leasing loans bearing car, capital goods and real estate.	
Quality of Asset:	performing		performing		performing	
Closing date:	11.14.2006		10.14.2005		09.29.2004	
Nominal Value of disposal portfolio:	1,972,909,866 €		2,000,000,136 €		2,525,254,058 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	Revolving		Revolving		Revolving	
Rating Agencies:	Standard & Poor's / Moody's		Standard & Poor's / Moody's		Standard & Poor's / Moody's	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004153661	IT0004153679	IT0003951107	IT0003951115	IT0003733083	IT0003733091
- Type of security	Senior	Senior	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A1	A2	A	B
- Rating	AAA/Aaa	AAA/Aa2	AAA/Aaa	AAA/Aaa	AAA/Aaa	A/A2
- Nominal value issued	400,000,000 €	1,348,000,000 €	451,000,000 €	1,349,000,000 €	2,374,000,000 €	126,000,000 €
- Nominal value at the end of accounting period	0 €	974,135,705 €	0 €	540,021,428 €	546,642,938 €	126,000,000 €
- ISIN	IT0004153687	IT0004153695	IT0003951123	IT0003951131	-	
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine	D.P.P.	
- Class	B	C	B	C	-	
- Rating	A/A3	BBB/Ba2 (from 03/04/10 B+/Ba2)	A/A2	BBB/Baa3	-	
- Nominal value issued	152,000,000 €	64,000,000 €	160,000,000 €	33,000,000 €	25,254,058 €	
- Nominal value at the end of accounting period	152,000,000 €	64,000,000 €	160,000,000 €	33,000,000 €	26,091,248 €	
- ISIN	IT0004153885		IT0003951149			
- Type of security	Junior		Junior			
- Class	D		D			
- Rating	n.r.		-			
- Nominal value issued	8,909,866 €		7,000,136 €			
- Nominal value at the end of accounting period	8,909,866 €		7,000,136 €			

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Leasing GmbH
Transactions previous periods

NAME	SUCCESS 2005	
Type of securitisation:	Traditional	
Originator:	Bank Austria Creditanstalt Leasing GmbH	
Issuer:	Success 2005 B.V.	
Servicer:	UniCredit Leasing GmbH	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	Leasing Assets	
Quality of Asset:	Performing	
Closing date:	17.10.2005	
Nominal Value of disposal portfolio:	424,600,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0230700493	XS0230700816
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	Aaa/AAA	A2/A
- Nominal value issued	390,600,000 €	8,500,000 €
- Nominal value at the end of accounting period	192,266,670 €	8,500,000 €
- ISIN	XS023071202	XS0230701467
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	Baa2/BBB	Ba2/BB
- Nominal value issued	8,500,000 €	8,500,000 €
- Nominal value at the end of accounting period	8,500,000 €	8,500,000 €
- ISIN	XS0230701897	
- Type of security	Junior	
- Class	Liquidity Note	
- Rating	n.r.	
- Nominal value issued	8,500,000 €	
- Nominal value at the end of accounting period	0 €	

ORIGINATOR: Leasfinanz GmbH
Transactions previous periods

NAME	GALLEON 2008	
Type of securitisation:	Traditional	
Originator:	Leasfinanz GmbH	
Issuer:	Galleon Capital LLC	
Servicer:	Leasfinanz GmbH	
Arranger:	State Street Bank And Trust Company	
Target transaction:	Capital Relief / Funding	
Type of asset:	Leasing Assets	
Quality of Asset:	Performing	
Closing date:	09.05.2008	
Nominal Value of disposal portfolio:	130,000,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Previous Restructured Operation	
Rating Agencies:	-	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	-	-
- Type of security	Senior	Mezzanine
- Class	-	-
- Rating	-	-
- Nominal value issued	122,200,000 €	4,160,000 €
- Nominal value at the end of accounting period	100,493,326 €	4,160,000 €
- ISIN	-	
- Type of security	DPP	
- Class	-	
- Rating	-	
- Nominal value issued	3,640,000 €	
- Nominal value at the end of accounting period	2,813,813 €	

Part E - Risks and related risk management policies (CONTINUED)

ORIGINATOR: UniCredit Corporate Banking S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of synthetic securitizations are: credit risk management and reduction of the economic and/or regulatory capital.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Securitized portfolios are monitored on an ongoing basis and are subject to quarterly reporting by the Originator, which provides a description of the loan situation.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	Securitizations, which are performed with the support of the Parent Company, are authorized by the Board of Directors. The Top Management receives regular updates on the situation of these transactions (e.g. residual volumes, risk reduction etc.)
HEDGING POLICIES:	As regards synthetic transactions, the issuer does not enter IRS contracts to hedge the interest rate risk.
OPERATING RESULTS:	As at December 31, 2009 the securitized portfolio had recorded various default events, against which specific provisions had been made besides the generic provisions already made, as the work-out process concerning default events had not been completed yet and the coverage of the mezzanine tranche had not been activated yet. The transaction's economic results are based on hedging costs and the accrued fixed structuring costs.

Transactions previous periods

NAME	CORDUSIO SME 2008-1	
Type of securitisation:	Synthetic	
Originator:	UniCredit Corporate Banking SpA	
Issuer:	CORDUSIO SME 2008-1	
Servicer:	UniCredit Corporate Banking SpA	
Arranger:	UniCredit Bank AG London Branch	
Target transaction:	Credit Risk Transfer	
Type of asset:	Small and Medium Enterprises exposures, formerly unsecured loans	
Quality of Asset:	performing	
Closing date:	12.23.2008	
Nominal Value of disposal portfolio:	3,000,901,845 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Revolving	
Rating Agencies:	Standard & Poor's	
Amount of CDS or other supersenior risk transferred:	€15,005,000 on class E issued and totally repurchased	
Amount and Conditions of tranching:		
- ISIN	n.a.	
- Type of security	SuperSenior	
- Class	-	
- Rating	-	
- Reference position	2,519,255,845 €	
- Reference position at the end of accounting period	1,876,066,874 €	
- ISIN	XS0405882308	XS0405882480
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	AAA	AA
- Nominal value issued	60,018,000 €	89,127,000 €
- Nominal value at the end of accounting period	60,018,000 €	89,127,000 €

Transactions previous periods Continued

- ISIN	XS0405882563	XS0405882647
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	A	BBB
- Nominal value issued	81,925,000 €	76,523,000 €
- Nominal value at the end of accounting period	81,925,000 €	76,523,000 €
- ISIN	XS0405882720	XS0405882993
- Type of security	Mezzanine	Mezzanine
- Class	E	F1
- Rating	BB+	BB
- Nominal value issued	15,005,000 €	6,752,000 €
- Nominal value at the end of accounting period	15,005,000 €	6,752,000 €
- ISIN	XS0405883025	XS0405883298
- Type of security	Mezzanine	Junior
- Class	F2	G
- Rating	BB	-
- Nominal value issued	8,253,000 €	144,043,000 €
- Nominal value at the end of accounting period	8,253,000 €	144,043,000 €

ORIGINATOR: Fineco Leasing S.p.A.

STRATEGIES, PROCESSES AND GOALS:	The main goals of these transactions are: better asset allocation, diversification of funding sources and better Regulatory Ratios.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored on an ongoing basis and is described in quarterly reports (required by the agreements) with a breakdown of loans by status and the trend of repayments, as well as an ad hoc analysis of details of significant aspects of the transactions.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The company established an appropriate structure to monitor the transactions (the Treasury and Securitization Area), which prepares periodic (quarterly) reports and provides an accurate, semi-annual update to senior management. The board of directors receives (semi-annual) reports as required by laws on securitization.
HEDGING POLICIES:	The Special Purpose Vehicle bought IRSs as fair value hedge and Basis Swap as cash flow hedge (and related back to back between Originator and counterparty).
OPERATING RESULTS:	At year-end, the profits from existing securitization transactions largely reflect the trends of similar portfolios at the bank in terms of defaults and prepayments.

Part E - Risks and related risk management policies (CONTINUED)

New transactions 2009

NAME	F-E RED	
Type of securitisation:	Traditional	
Originator:	Fineco Leasing S.p.A.	
Issuer:	F-E RED S.r.l.	
Servicer:	Fineco Leasing S.p.A.	
Arranger:	UniCredit Bank AG London Branch	
Target transaction:	Counterbalancing capacity	
Type of asset:	Leasing loans bearing car, capital goods, real estate and crafts.	
Quality of Asset:	performing	
Closing date:	03.06.2009	
Nominal Value of disposal portfolio:	1,705,231,215 €	
Net amount of preexinting writedown/writebacks:	-	
Disposal Profit & Loss realized:	-	
Portfolio disposal price:	1,705,231,215 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Fineco Leasing SpA granted the SPV a subordinated loan of € 161 million (as equity).	
Other relevant information:	Self-securitization; revolving	
Rating Agencies:	Fitch	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	IT0004470503	IT0004470511
- Type of security	Senior	Junior
- Class	A	B
- Rating	AAA	n.r.
- Where listed	Dublino	-
- Issue date	03.09.2009	03.09.2009
- Legal maturity	10.09.2040	10.09.2040
- Call option	Call option (from 30/10/10)	
- Expected duration	1.64	1.64
- Rate	Euribor 3 M + 80 b.p.	Euribor 3 m + 200 b.p.
- Subordinated level	-	Equity
- Nominal value issued	1,365,000,000 €	340,231,215 €
- Nominal value at the end of accounting period	1,365,000,000 €	340,231,215 €
- Security subscribers	UniCredit S.p.A.	Fineco Leasing S.p.A.
Distribution of securitised assets by area:		
Italy - Northwest	883,851,179 €	
- Northeast	313,714,488 €	
- Central	379,913,820 €	
- South and Islands	127,751,728 €	
Other European Countries - E-U- countries	-	
- not U-E- countries	-	
America	-	
Rest of the World	-	
TOTAL	1,705,231,215 €	
Distribution of securitised assets by business sector of the borrower:		
Governments	-	
other governments agencies	-	
Banks	-	
Finance Companies	31,262,138 €	
Insurance Companies		
Non-financial companies	1,672,094,258 €	
Other entities	1,874,819 €	
TOTAL	1,705,231,215 €	

ORIGINATOR: Fineco Leasing S.p.A.
Transactions previous periods

NAME	F-E GOLD		F-E GREEN		F-E BLUE	
Type of securitisation:	Traditional		Traditional		Traditional	
Originator:	Fineco Leasing S.p.A.		Fineco Leasing S.p.A.		Fineco Leasing S.p.A.	
Issuer:	F-E Gold S.r.l.		F-E Green S.r.l.		F-E Blue S.r.l.	
Servicer:	Fineco Leasing S.p.A.		Fineco Leasing S.p.A.		Fineco Leasing S.p.A.	
Arranger:	UniCredit S.p.A.		MCC UniCredit Group; Co-arrangers: ABN Amro e Morgan Stanley		Morgan Stanley & Co. International Limited	
Target transaction:	Funding		Funding		Funding	
Type of asset:	Loans relating to leases of property (65.9%), motor vehicles (26.7%) and business assets (7.4%)		Loans relating to leases of property (63.84%), motor vehicles (27.04%) and business assets (9.12%)		Loans relating to leases of property (75.4%), motor vehicles (12.7%) and business assets (11.9%)	
Quality of Asset:	performing		performing		performing	
Closing date:	05.31.2006		06.09.2004		06.14.2002	
Nominal Value of disposal portfolio:	1,019,029,516 €		1,450,061,353 €		1,755,353,965 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		European Investment Found guarantee on tranche B for € 108.5 million		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	Fineco Leasing S.p.A. granted the SPV a subordinated loan of € 31.6 million (as Equity)		Fineco Leasing S.p.A. granted the SPV a subordinated loan of € 45.7 million (as Equity). At the end of accounting period the amount of capital tranche is equal to 11.3 million euro.		-	
Other relevant information:	Revolving closed in October 2007		Revolving closed in October 2005		Revolving closed in October 2003	
Rating Agencies:	Fitch / Moody's		Fitch / Moody's / S & P		Fitch / Moody's / S & P	
Amount of CDS or other supersenior risk transferred:	-		-		-	
Amount and Conditions of tranching:						
- ISIN	IT0004068588	IT0004068612	IT0003675763	IT0003675771	IT0003315832	IT0003315840
- Type of security	Senior	Senior	Senior	Senior	Senior	Mezzanine
- Class	A1	A2	A	B	A	B
- Rating	AAA / Aa2	AAA / Aa2	AAA / Aaa / AAA	AAA / Aaa / AAA	AAA / Aaa / AAA	AA-/A1/AAA
- Nominal value issued	203,800,000 €	749,000,000 €	1,342,000,000 €	108,500,000 €	1,641,255,000 €	78,991,000 €
- Nominal value at the end of accounting period	0 €	489,922,398 €	215,262,329 €	108,500,000 €	65,059,348 €	78,991,000 €
- ISIN	IT0004068620	IT0004068638			IT0003315865	IT0003315873
- Type of security	Mezzanine	mezzanine			Mezzanine	Junior
- Class	B	C			C	D
- Rating	A+ / Baa1	BBB / Ba1			BBB+/Baa2/A	unrated
- Nominal value issued	56,000,000 €	10,200,000 €			35,107,000 €	9,428,000 €
- Nominal value at the end of accounting period	56,000,000 €	10,200,000 €			35,107,000 €	9,428,000 €

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

STRATEGIES, PROCESSES AND GOALS:	The main motivation for the Bank's securitization programs is the Capital relief and Funding for True Sale Transactions.
INTERNAL MEASUREMENT AND RISK MONITORING SYSTEMS:	Each portfolio is monitored by the servicing department on an ongoing basis and it is illustrated in the form of a monthly or quarterly report (investor report), which provides a break down of the status of loans.
ORGANISATIONAL STRUCTURE AND SYSTEM FOR REPORTING TO SENIOR MANAGEMENT:	The Board Members approve each new transactions and any other related decision. The bank's annual / interim report contain information on the bank's own ABS transactions. The Board member are provided with planning forecast figures and annual performance.
HEDGING POLICIES:	For true sale transactions the issuer hedged portfolio's interest rate risks through Interest Rate Swaps.
OPERATING RESULTS:	The results achieved up to the present are broadly in line with expectations; payments reveived from the portfolio ensured punctual and full payment to security holders and other parties to the transaction.

Transactions previous periods

NAME	HVB SFA-1-2008		HVB SFA-2-2008		HVB SFA-3-2008	
Type of securitisation:	Synthetic/Private		Synthetic/Private		Synthetic/Private	
Originator:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Issuer:	Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Servicer:	UniCredit Bank AG		UniCredit Bank AG		UniCredit Bank AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)		UniCredit Bank AG (UniCredit Corporate & Investment Banking)		UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Capital Relief and risk transfer for concentration risks		Capital Relief and risk transfer for concentration risks		Capital Relief and risk transfer for concentration risks	
Type of asset:	Large Corporate Loans SME		Large Corporate Loans and Mortgages		Corporate loans and Mortgages	
Quality of Asset:	Performing		Performing		Performing	
Closing date:	09.30.2008		12.30.2008		12.30.2008	
Nominal Value of disposal portfolio:	9,965,235,219 €		3,982,760,904 €		10,054,299,881 €	
Guarantees issued by the Bank:	-		-		-	
Guarantees issued by Third Parties:	-		-		-	
Bank Lines of Credit:	-		-		-	
Third Parties Lines of Credit:	-		-		-	
Other Credit Enhancements:	-		-		-	
Other relevant information:	Replenishing		Replenishing		Replenishing	
Rating Agencies:	No rating agency, use of Supervisory Formula Approach (*)		No rating agency, use of Supervisory Formula Approach (*)		No rating agency, use of Supervisory Formula Approach (*)	
Amount of CDS or other supersenior risk transferred:	700,000,000 €		420,000,000 €		1,157,000,000 €	
Amount and Conditions of tranching:						
- ISIN	n.a	n.a	n.a	n.a	n.a	n.a
- Type of security	Senior	Junior	Senior	Junior	Senior	Junior
- Class	A	B	A	B	A	B
- Rating	n.r.	n.r.	n.r.	n.r.	n.r.	n.r.
- Reference position at closing date	9,265,235,219 €	700,000,000 €	3,562,760,904 €	420,000,000 €	8,897,299,881 €	1,157,000,000 €
- Reference position at the end of accounting period	8,517,842,578 €	700,000,000 €	3,323,795,250 €	420,000,000 €	8,092,955,891 €	1,157,000,000 €

(*) Synthetic securitizations carried out used the Supervisory Formula Approach as required under Basel 2.
Where there is no eligible external rating, this approach requires the calculation of the regulatory capital requirement for each tranche of a securitization should use the following five elements:
1. The capital requirement on the securitized assets calculated using the IRB approach (kIRB);
2. The level of credit support of the tranche in question;
3. The thickness of the tranche;
4. The number of securitized assets;
5. Average LGD.
Using the Supervisory Formula Approach it is possible to calculate the amount of risk equivalent to the rating of a senior tranche, the remainder being subordinated and classified as junior.
Following a number of reviews currently underway, we decided not to recognize the associated benefits on regulatory capital in the consolidated accounts.

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	ROSENKAVALIER 2008	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Rosenkavalier 2008 GmbH	
Servicer:	UniCredit Bank AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Counterbalancing capacity	
Type of asset:	large Corporate and SME corporate loans and mortgage loans	
Quality of Asset:	Performing	
Closing date:	12.12.2008	
Nominal Value of disposal portfolio:	11,946,450,000 € of which already securitised in synthetic transaction: BUILDING COMFORT 2007 702,837,939.97 € BUILDING COMFORT 2008 470,610,111.99 € EUROCONNECT LC 2007-1 170,867,090.74 € EUROCONNECT SME 2007 404,420,398.84 € EUROCONNECT SME 2008 227,582,416.38 € EUROCONNECT LC SFA-1 2008 380,611,493.35 € EUROCONNECT LC SFA-2 143,253,773.18 € EUROCONNECT LC SFA-3 2,493,586,302.92 € PROMISE XXS 2006 379,687,008.03 € PROVIDE-A 2003-1 141,361,071.11 € PROVIDE-A 2005-1 544,319,305.95 € PROVIDE-A 2006-1 452,073,622.37 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Transaction executed to create ECB collateral (self-securitization)	
Rating Agencies:	S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	DE000A0AEDB2	DE000A0AEDC0
- Type of security	Senior	Junior
- Class	A	B
- Rating	A	nr
- Nominal value issued	9,652,700,000 €	2,293,750,000 €
- Nominal value at the end of accounting period	7,825,938,160 €	2,121,402,257 €

Part E - Risks and related risk management policies (CONTINUED)

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	BUILDING COMFORT 2008	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Bayerische Hypo-und Vereinsbank AG	
Servicer:	UniCredit Bank AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Regulatory Capital Relief / economic and credit risk transfer	
Type of asset:	Private Mortgage Loans	
Quality of Asset:	Performing	
Closing date:	09.30.2008	
Nominal Value of disposal portfolio:	3,497,962,641 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Synthetic Excess Spread	
Other relevant information:	-	
Rating Agencies:	S & P/ Moody's	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	DE000HV5ADN1	DE000HV5ADP6
- Type of security	Super Senior	Senior
- Class	A+	B+
- Rating	AAA/Aaa	AAA/Aaa
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	70,831 €	100,000 €
- Reference position at the end of accounting period	2,239,636,736 €	104,950,000 €
- ISIN	DE000HV5ADQ4	DE000HV5ADR2
- Type of security	Mezzanine	Mezzanine
- Class	C +	D +
- Rating	AA/Aa2	A/A2
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €
- Reference position at the end of accounting period	129,450,000 €	40,250,000 €
- ISIN	DE000HV5ADS0	DE000HV5ADT8
- Type of security	Mezzanine	Mezzanine
- Class	E +	F
- Rating	BBB / Baa2	BB / Ba2
- Nominal value issued	100,000 €	14,750,000 €
- Nominal value at the end of accounting period	100,000 €	14,750,000 €
- Reference position at the end of accounting period	21,000,000 €	21,000,000 €
- ISIN	DE000HV5ADU6	
- Type of security	Junior	
- Class	G	
- Rating	nr	
- Nominal value issued	19,250,000 €	
- Nominal value at the end of accounting period	19,250,000 €	

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	GELDILUX-TS-2008	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Geldilux-TS-2008 S.A. (Luxembourg)	
Servicer:	UniCredit Bank AG / UniCredit Luxembourg S.A.	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	EURO Loans	
Quality of Asset:	Performing	
Closing date:	7.08.2008	
Nominal Value of disposal portfolio:	1.455.000.000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Replenishing. In 2009 transaction has been restructured by increasing Liquidity Note for 4.6 million € and junior tranche for 29 million €. Updated total amount of the transaction is 1,484,000,000 €.	
Rating Agencies:	Moody's/S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0373753499	XS0381147601
- Type of security	Senior	Senior
- Class	A1	A2
- Rating	Aaa/AAA	Aaa/AAA
- Nominal value issued	912,600,000 €	400,000,000 €
- Nominal value at the end of accounting period	912,600,000 €	400,000,000 €
- ISIN	XS0373753143	Certificate of indebtedness
- Type of security	Senior	Senior
- Class	Liquidity Note	A SS
- Rating	Aaa/A	Aaa/AAA
- Nominal value issued	9,000,000 €	90,000,000 €
- Nominal value at the end of accounting period	9,000,000 €	90,000,000 €
- ISIN	XS0373753572	XS0373753655
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	Aa2/A	A2/BBB
- Nominal value issued	14,550,000 €	14,550,000 €
- Nominal value at the end of accounting period	14,550,000 €	14,550,000 €
- ISIN	XS037353739	Certificate of indebtedness
- Type of security	Mezzanine	Mezzanine
- Class	D	D SS
- Rating	Baa1/BB	Baa1/BB
- Nominal value issued	2,350,000 €	2,000,000 €
- Nominal value at the end of accounting period	2,350,000 €	2,000,000 €
- ISIN	XS0373753812	
- Type of security	Junior	
- Class	E	
- Rating	n.r.	
- Nominal value issued	47,950,000 €	
- Nominal value at the end of accounting period	47,950,000 €	

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	GELDILUX-TS-2007	
Type of securitisation:	Traditional	
Originator:	Bayerische Hypo-und Vereinsbank AG	
Issuer:	Geldilux-TS-2007 S.A. (Luxembourg)	
Servicer:	UniCredit Bank AG / UniCredit Luxembourg S.A.	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Capital Relief / Funding	
Type of asset:	EURO Loans	
Quality of Asset:	Performing	
Closing date:	05.04.2007	
Nominal Value of disposal portfolio:	2,100,000,000 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
- ISIN	XS0294513030	XS0294511760
- Type of security	Senior	Senior
- Class	A	Liquidity Note
- Rating	Aa1 / A- / A	Aa1 / A- / A
- Nominal value issued	2,024,400,000 €	4,500,000 €
- Nominal value at the end of accounting period	2,024,400,000 €	4,500,000 €
- ISIN	XS0294513113	XS0294513204
- Type of security	Mezzanine	Mezzanine
- Class	B	C
- Rating	Baa2 / BB- / BBB	Ba2 / B / BB
- Nominal value issued	21,000,000 €	21,000,000 €
- Nominal value at the end of accounting period	21,000,000 €	21,000,000 €
- ISIN	XS0294513543	XS0294513626
- Type of security	Mezzanine	Mezzanine
- Class	D	E
- Rating	B3 / B- / B	Caa3 / n.r. / B-
- Nominal value issued	8,400,000 €	4,200,000 €
- Nominal value at the end of accounting period	8,400,000 €	4,200,000 €
- ISIN	XS0294514194	
- Type of security	Junior	
- Class	F	
- Rating	n.r.	
- Nominal value issued	21,000,000 €	
- Nominal value at the end of accounting period	21,000,000 €	

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	BUILDING COMFORT 2007		PROVIDE-A 2006-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo-und Vereinsbank AG	
Issuer:	Bayerische Hypo-und Vereinsbank AG		Provide-A 2006-1 GmbH	
Servicer:	UniCredit Bank AG		UniCredit Bank AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)		UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Transaction to expire in 2010 - no regulatory capital relief and credit risk transfer		Regulatory Capital Relief /Credit Risk Transfer	
Type of asset:	Private Mortage Loans		Residential Mortgage Loans	
Quality of Asset:	Performing		Performing	
Closing date:	12.28.2007		12.21.2006	
Nominal Value of disposal portfolio:	4,469,521,793 €		2,902,936,108 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	Guarantee for the Mezzanine and Junior Part with an Institutional investor		KfW Guarantee/Junior Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	Synthetic Excess Spread		-	
Other relevant information:	-		-	
Rating Agencies:	S & P/ Fitch		S&P/Moody's	
Amount of CDS or other supersenior risk transferred:	32,100,000 €		2,542,336,108 €	
Amount and Conditions of tranching:				
- ISIN	DE000HV5VT03	DE000HV5VT11	XS0279826118	XS0279828163
- Type of security	Senior	Senior	Senior	Senior
- Class	A+	B+	A+	A
- Rating	AAA/AAA	AAA/AAA	AAA/Aaa	AAA/Aaa
- Nominal value issued	100,000 €	100,000 €	500,000 €	145,200,000 €
- Nominal value at the end of accounting period	72,119 €	100,000 €	279,763 €	145,200,000 €
- Reference position at the end of accounting period	3,008,965,754 €	44,700,000 €	-	-
- ISIN	DE000HV5VT29	DE000HV5VT37	XS0279829054	XS0279829641
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C +	D +	B	C
- Rating	AA/AA	A/A	AA/Aa2	A/A1
- Nominal value issued	100,000 €	100,000 €	95,800,000 €	43,500,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	95,800,000 €	43,500,000 €
- Reference position at the end of accounting period	115,800,000 €	51,850,000 €	-	-
- ISIN	DE000HV5VT45	DE000HV5VUH3	XS0279830490	XS0279830904
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	E +	F +	D	E
- Rating	BBB / BBB	BB/BB+	BBB/Baa1	BB/Ba2
- Nominal value issued	100,000 €	100,000 €	37,800,000 €	17,400,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	37,800,000 €	17,400,000 €
- Reference position at the end of accounting period	44,700,000 €	15,650,000 €	-	-
- ISIN			-	
- Type of security			Junior (Swap)	
- Class			F	
- Rating			n.r.	
- Nominal value issued			20,400,000 €	
- Nominal value at the end of accounting period			20,400,000 €	

Part E - Risks and related risk management policies (CONTINUED)

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	GELDILUX-TS-2005			
Type of securitisation:	Traditional			
Originator:	Bayerische Hypo-und Vereinsbank AG			
Issuer:	Geldilux-TS-2005 S.A. (Luxembourg)			
Servicer:	UniCredit Bank AG / UniCredit Luxembourg S.A.			
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)			
Target transaction:	Capital Relief / Funding			
Type of asset:	EURO Loans			
Quality of Asset:	Performing			
Closing date:	06.17.2005			
Nominal Value of disposal portfolio:	5,513,750,000			
Guarantees issued by the Bank:	-			
Guarantees issued by Third Parties:	-			
Bank Lines of Credit:	-			
Third Parties Lines of Credit:	-			
Other Credit Enhancements:	-			
Other relevant information:	replenishing			
Rating Agencies:	Moody's/Fitch			
Amount of CDS or other supersenior risk transferred:	-			
	Serie 1		Serie 2	
Amount and Conditions of tranching:				
- ISIN	XS0221114696	XS0221115743	XS0221120156	XS0221120826
- Type of security	Senior	Mezzanine	Senior	Mezzanine
- Class	A	B	A	B
- Rating	Aaa/AAA	A1/A	Aaa/AAA	A1/A
- Nominal value issued	2,101,000,000 €	36,300,000 €	1,241,500,000 €	21,450,000 €
- Nominal value at the end of accounting period	0,00	0,00	0 €	0 €
- ISIN	XS0221116634	XS0221116980	XS0221121477	XS0221121980
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	C	D	C	D
- Rating	Baa2/BBB	Ba2/BB	Baa2/BBB	Ba2/BB
- Nominal value issued	25,300,000,00 €	11,000,000,00 €	14,950,000 €	6,500,000 €
- Nominal value at the end of accounting period	0,00	0,00	0 €	0 €
- ISIN	XS0221117442	XS0221118093	XS0221122442	XS0221123176
- Type of security	Mezzanine	Junior	Mezzanine	Junior
- Class	E	F	E	F
- Rating	B2/B	n.r.	B2/B	n.r.
- Nominal value issued	4,400,000.00 €	22,000,000.00 €	2,600,000 €	13,000,000 €
- Nominal value at the end of accounting period	0.00	0.00	0 €	0 €
	Serie 3			
Amount and Conditions of tranching:				
- ISIN	XS0221125114	XS0221132086	XS0221126195	XS0221127326
- Type of security	Senior	Senior	Mezzanine	Mezzanine
- Class	A	Liquidity Note	B	C
- Rating	Aaa / A+	Aaa / A+	A3 / BB	Ba1 / B+
- Nominal value issued	1,910,000,000 €	13,750,000 €	33,000,000 €	23,000,000 €
- Nominal value at the end of accounting period	1,910,000,000 €	13,750,000 €	33,000,000 €	23,000,000 €
- ISIN	XS0221127912	XS0221128647	XS0221129702	
- Type of security	Mezzanine	Mezzanine	Junior	
- Class	D	E	F	
- Rating	B2 / B	Caa2 / B	n.r.	
- Nominal value issued	10,000,000 €	4,000,000 €	20,000,000 €	
- Nominal value at the end of accounting period	10,000,000 €	4,000,000 €	20,000,000 €	

ORIGINATOR: UniCredit Bank AG (ex HVB AG)

NAME	PROVIDE-A 2005-1		PROVIDE-A 2004-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo-und Vereinsbank AG		Bayerische Hypo- und Vereinsbank AG	
Issuer:	Provide-A 2005-1 Plc		Provide-A 2004-1 Plc	
Servicer:	UniCredit Bank AG		UniCredit Bank AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)		UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Regulatory Capital Relief/Economic and Credit Risk Transfer		Transaction to expire in Feb. 2010 - no regulatory capital relief and credit risk transfer	
Type of asset:	Private Mortgage Loans		Private Mortgage Loans	
Quality of Asset:	Performing		Performing	
Closing date:	12.15.2005		12.29.2003	
Nominal Value of disposal portfolio:	4,778,419,283 €		3,500,000,012 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	KfW Bank Guarantee		KfW Bank Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	-		-	
Other relevant information:	-		Time call exercised on 26th February 2010	
Rating Agencies:	Moody's/Fitch		Moody's/Fitch/S&P	
Amount of CDS or other supersenior risk transferred:	4,273,519,283 €		3,125,250,012 €	
Amount and Conditions of tranching:				
- ISIN	DE000A0GJ2T4	DE000A0GJ2U2	DE000A0AUQ00	DE000A0AUQ18
- Type of security	Senior	Senior	Senior	Senior
- Class	A+	A	A+	A
- Rating	Aaa/AAA	Aaa/AAA	Aaa/AAA/AAA	Aaa/AAA/AAA
- Nominal value issued	500,000 €	239,000,000 €	250,000 €	175,000,000 €
- Nominal value at the end of accounting period	256,107 €	239,000,000 €	85,533 €	175,000,000 €
- ISIN	DE000A0GJ2V0	DE000A0GJ2W8	DE000A0AUQ26	DE000A0AUQ34
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	B	C	B	C
- Rating	Aa1/AA	Aa3/A	Aa1/AA/AA+	Aa3/A/A+
- Nominal value issued	88,400,000 €	66,900,000 €	91,000,000 €	33,250,000 €
- Nominal value at the end of accounting period	88,400,000 €	66,900,000 €	91,000,000 €	33,250,000 €
- ISIN	DE000A0GJ2X6	DE000A0GJ2Y4	DE000A0AUQ42	DE000A0AUQ59
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	D	E	D	E
- Rating	Baa1/BBB	Ba2/BB	A3/BBB/BBB+	Ba2/BB/BB
- Nominal value issued	47,800,000 €	26,300,000 €	26,250,000 €	24,500,000 €
- Nominal value at the end of accounting period	47,800,000 €	26,300,000 €	26,250,000 €	24,500,000 €
- ISIN	DE000A0GJ2Z1		DE000A0AUQ67	
- Type of security	Junior		Junior	
- Class	F		F	
- Rating	n.r.		n.r.	
- Nominal value issued	36,000,000 €		24,500,000 €	
- Nominal value at the end of accounting period	34,860,111 €		22,819,520 €	

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Bank AG (ex HVB AG) - UniCredit Bank Austria AG
Transactions previous periods

NAME	EUROCONNECT SME 2008	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG (67,9%), UniCredit Bank Austria AG (32,1%)	
Issuer:	EuroConnect SME 2008 Limited, Bayerische Hypo- und Vereinsbank AG Bank Austria Creditanstalt AG	
Servicer:	UniCredit Bank AG UniCredit Bank Austria AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Regulatory Capital Relief / economic and credit risk transfer	
Type of asset:	Corporate SME Loans	
Quality of Asset:	Performing	
Closing date:	09.30.2008	
Nominal Value of disposal portfolio:	2,488,493,144 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	Synthetic Excess Spread + Reserve Ledger	
Other relevant information:	Replenishing	
Rating Agencies:	S & P	
Amount of CDS or other supersenior risk transferred:	-	
Amount and Conditions of tranching:		
Issuer	Bayerische Hypo- und Vereinsbank AG	
- ISIN	n.a	
- Type of security	SuperSenior	
- Class	A	
- Rating	AAA	
- Reference position at the end of accounting period	2,228,093,144 €	
- ISIN	XS0388966102	XS0388966441
- Type of security	Mezzanine	Mezzanine
- Class	A2	B2
- Rating	AAA	A
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €
- Reference position at the end of accounting period	16,850,000 €	45,700,000 €
Issuer	UniCredit Bank Austria AG	
- ISIN	XS0388966524	XS0388966797
- Type of security	Mezzanine	Mezzanine
- Class	A2	B2
- Rating	AAA	A
- Nominal value issued	100,000 €	100,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €
- Reference position at the end of accounting period	7,850,000 €	7,850,000 €
Issuer	EuroConnect SME 2008 Limited	
- ISIN	XS0388589128	XS0388589631
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	A	BBB
- Nominal value issued	24,900,000 €	34,850,000 €
- Nominal value at the end of accounting period	24,900,000 €	34,850,000 €
- ISIN	XS0388589714	XS0388590134
- Type of security	Mezzanine	Junior
- Class	E	F
- Rating	BB	n.r.
- Nominal value issued	24,900,000 €	97,100,000 €
- Nominal value at the end of accounting period	24,900,000 €	97,100,000 €

ORIGINATOR: UniCredit Bank AG (ex HVB AG) - UniCredit Bank Austria AG

NAME	EUROCONNECT ISSUER SME 2007		PROMISE XXS-2006-1	
Type of securitisation:	Synthetic		Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG (66,09%) - Bank Austria Creditanstalt AG (33,91%)		Bayerische Hypo-und Vereinsbank AG (77 %) / Bank Austria Creditanstalt AG (23 %)	
Issuer:	EuroConnect Issuer SME 2007 Limited, Bayerische Hypo- und Vereinsbank AG Bank Austria Creditanstalt AG		Promise XXS-2006-1 GmbH	
Servicer:	UniCredit Bank AG UniCredit Bank Austria AG		UniCredit Bank AG UniCredit Bank Austria AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)		UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Regulatory Capital Relief / economic and credit risk transfer		Regulatory Capital Relief / credit risk transfer	
Type of asset:	Corporate SME loans		Corporate Loans	
Quality of Asset:	Performing		Performing	
Closing date:	12.28.2007		12.20.2006	
Nominal Value of disposal portfolio:	3,089,092,361 €		4,492,354,940 €	
Guarantees issued by the Bank:	-		-	
Guarantees issued by Third Parties:	-		KfW Guarantee	
Bank Lines of Credit:	-		-	
Third Parties Lines of Credit:	-		-	
Other Credit Enhancements:	Synthetic Excess Spread + Reserve Ledger		-	
Other relevant information:	replenishing		replenishing	
Rating Agencies:	S & P/ Fitch		S&P/Moody's/Fitch	
Amount of CDS or other supersenior risk transferred:	-		3.896.604.940 €	
Amount and Conditions of tranching:				
Issuer:	Bayerische Hypo-und Vereinsbank AG			
- ISIN	n.a		-	
- Tipologia	SuperSenior		-	
- Classe	A		-	
- Rating	AAA		-	
- Reference position at the end of accounting period	2,780,017,677 €		-	
- ISIN	XS0337935968	XS0337936180	XS0277600663	XS0277602016
- Type of security	Senior	Mezzanine	Senior	Senior
- Class	A2	B2	A+	A
- Rating	AAA	A	AAA/Aaa/AAA	AAA/Aaa/AAA
- Nominal value issued	100,000 €	100,000 €	250,000 €	179,500,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	169,254 €	121,524,695 €
- Reference position at the end of accounting period	20,350,000 €	40,750,000 €	-	-
Issuer:	Bank Austria Creditanstalt AG			
- ISIN	XS0337946221	XS0337946650	XS0277606272	XS0277606512
- Type of security	Senior	Mezzanine	Mezzanine	Mezzanine
- Class	A2	B2	B	C
- Rating	AAA	A	AA/Aa2/AA	A/A2/A
- Nominal value issued	100,000 €	100,000 €	108,000,000 €	78,500,000 €
- Nominal value at the end of accounting period	100,000 €	100,000 €	73,117,922 €	54,729,352 €
- Reference position at the end of accounting period	10,400,000 €	20,850,000 €	-	-
Issuer:	EuroConnect Issuer SME 2007 Ltd.			
- ISIN	XS0336039325	XS0336040331	XS0277606942	XS0277607320
- Type of security	Mezzanine	Mezzanine	Mezzanine	Mezzanine
- Class	A	B2	D	E
- Rating	A	BBB/BBB (from 02/08/10 BBB/BB-)	BBB/Baa2/BBB	BB/Ba2/BB
- Nominal value issued	35,550,000 €	43,250,000 €	56,500,000 €	78,500,000 €
- Nominal value at the end of accounting period	35,550,000 €	43,250,000 €	42,371,102 €	67,388,984 €

Part E - Risks and related risk management policies (Continued)

ORIGINATOR: UniCredit Bank AG (ex HVB AG) - UniCredit Bank Austria AG (ex Bank Austria Creditanstalt AG) Continued

- ISIN	XS0336040505	XS0336041222	XS0277608211	XS0277608567
- Type of security	Mezzanine	Junior	Mezzanine	Junior
- Class	C	D	F	G
- Rating	BB/BB (from 02/08/10 BB/B-)	n.r. / n.r.	B- / B3/ n.r.	n.r.
- Nominal value issued	37,100,000 €	100,400,000 €	45,000,000 €	15,000,000 €
- Nominal value at the end of accounting period	37,100,000 €	100,400,000 €	38,810,367 €	12,936,789 €
- ISIN			XS0278362164	
- Type of security			Junior	
- Class			H	
- Rating			n.r.	
- Nominal value issued			34,500,000 €	
- Nominal value at the end of accounting period			29,754,615 €	

ORIGINATOR: UniCredit Bank AG (ex HVB AG) - UniCredit Bank Austria AG - UniCredit Corporate Banking S.p.A.
Transactions previous periods

NAME	EUROCONNECT ISSUER LC 2007-1	
Type of securitisation:	Synthetic	
Originator:	Bayerische Hypo- und Vereinsbank AG (45,04%) - Bank Austria Creditanstalt AG (37,78%) - UniCredit Banca d'Impresa S.p.A. (17,18%)	
Issuer:	EuroConnect Issuer LC 2007-1 Limited	
Servicer:	UniCredit Bank AG - UniCredit Bank Austria AG - UniCredit Corporate Banking S.p.A.	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Economic and credit risk transfer	
Type of asset:	Secured and unsecured exposures to large corporates	
Quality of Asset:	Performing	
Closing date:	08.20.2007	
Nominal Value of disposal portfolio:	6,206,611,098 €	
Guarantees issued by the Bank:	-	
Guarantees issued by Third Parties:	Guarantee for the Super Senior Swap with an institutional investor	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	replenishing	
Rating Agencies:	Moody's/Fitch/S & P	
Amount of CDS or other supersenior risk transferred:	5,523,861,098 €	
Amount and Conditions of tranching:		
- ISIN	XS0311810898	XS0311811862
- Type of security	Senior	Mezzanine
- Class	A	B
- Rating	Aa3/A/AAA (from 02/15/2010 Aa3/A/BBB+)	Baa3/BBB/A+(dal 02/15/2010 Baa3/BBB/BB-)
- Nominal value issued	310,350,000 €	93,100,000 €
- Nominal value at the end of accounting period	310,350,000 €	93,100,000 €
- ISIN	XS0311813306	XS0311814536
- Type of security	Mezzanine	Mezzanine
- Class	C	D
- Rating	B1/BB/BBB (from 02/15/2010 B1/BB/B-)	Caa2/B-/BB (dal 02/15/2010 Caa2/B-/CCC-)
- Nominal value issued	62,050,000 €	68,300,000 €
- Nominal value at the end of accounting period	62,050,000 €	68,300,000 €
- ISIN	XS0311814619	XS0315224716
- Type of security	Junior	Junior
- Class	E1	E2
- Rating	n.r./n.r./n.r.	n.r./n.r./n.r.
- Nominal value issued	143,950,000 €	5,000,000 €
- Nominal value at the end of accounting period	143,950,000 €	4,660,024 €

ORIGINATOR: UniCredit Bank Austria AG
Transactions previous periods

NAME	BA SFA-1-2008	
Type of securitisation:	Synthetic/Private	
Originator:	UniCredit Bank Austria AG	
Issuer:	UniCredit Bank Austria AG	
Servicer:	UniCredit Bank Austria AG	
Arranger:	UniCredit Bank AG (UniCredit Corporate & Investment Banking)	
Target transaction:	Capital Relief and risk transfer for concentration risks.	
Type of asset:	Highly diversified and granular pool of Bank AustriÀs loans to corporates.	
Quality of Asset:	Performing	
Closing date:	12.19.2008	
Nominal Value of reference portfolio:	6,663,757,406 €	
Issue guarantees by the Bank:	-	
Issued guarantees bythird parties:	-	
Bank Lines of Credit:	-	
Third Parties Lines of Credit:	-	
Other Credit Enhancements:	-	
Other relevant information:	Replenishing	
Rating Agencies:	No rating agency, use of Supervisory Formula Approach (*)	
Amount of CDS or other risk transferred:	600,000,000 €	
Amount and Condition of tranching:		
- ISIN	n.a	n.a
- Type of security	Senior	Junior
- Class	A	B
- Rating	n.r.	n.r.
- Reference Position	6,063,757,406 €	600,000,000 €
- Reference Position at the end of accounting period	5,663,931,962 €	600,000,000 €

(*) Synthetic securitizations carried out used the Supervisory Formula Approach as required under Basel 2.
Where there is no eligible external rating, this approach requires the calculation of the regulatory capital requirement for each tranche of a securitization should use the following five elements:
1. The capital requirement on the securitized assets calculated using the IRB approach (kIRB);
2. The level of credit support of the tranche in question;
3. The thickness of the tranche;
4. The number of securitized assets;
5. Average LGD.
Using the Supervisory Formula Approach it is possible to calculate the amount of risk equivalent to the rating of a senior tranche, the remainder being subordinated and classified as junior.
Following a number of reviews currently underway, we decided not to recognize the associated benefits on regulatory capital in the consolidated accounts.

Part E - Risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

The tables below do not include information on the so-called "self-securitizations", i.e. securitization transactions in which the Group has acquired all the liabilities issued by the SPVs.

C.1.1 Banking Group - Exposure resulting from securitisation transactions broken down by quality of underlying assets

	AMOUNTS AS AT 12.31.2009					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**41,954,345**	**41,210,225**	**2,408,239**	**2,194,426**	**1,081,821**	**1,320,334**
a) Impaired	-	-	903,044	842,104	448,166	201,862
b) Other	41,954,345	41,210,225	1,505,195	1,352,322	633,655	1,118,472
B. With third-party underlying assets:	**9,335,659**	**9,155,358**	**1,818,937**	**1,806,873**	**108,565**	**55,864**
a) Impaired	-	-	4,778	64	900	44
b) Other	9,335,659	9,155,358	1,814,159	1,806,809	107,665	55,820

In-house securitizations not involving derecognition of the assets are accounted for as retained risk, i.e. the difference between sold assets and the corresponding liabilities recognized under IAS 39.

C.1.1 Banking Group - Exposure resulting from securitisation transactions broken down by quality of underlying assets Continued (€ '000)

	AMOUNTS AS AT 12.31.2009					
	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**613,495**	**77,956**	**-**	**-**
a) Impaired	-	-	613,495	77,956	-	-
b) Other	-	-	-	-	-	-
B. With third-party underlying assets:	**-**	**-**	**-**	**-**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	-	-	-	-	-	-

C.1.1 Banking Group - Exposure resulting from securitisation transactions broken down by quality of underlying assets Continued (€ '000)

	AMOUNTS AS AT 12.31.2009					
	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
QUALITY OF UNDERLYING ASSETS / EXPOSURES	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE	GROSS EXPOSURE	NET EXPOSURE
A. With own underlying assets:	**-**	**-**	**720,918**	**626,812**	**30,220**	**30,220**
a) Impaired	-	-	720,918	626,812	-	-
b) Other	-	-	-	-	30,220	30,220
B. With third-party underlying assets:	**2,004,563**	**2,004,563**	**76,431**	**76,431**	**-**	**-**
a) Impaired	-	-	-	-	-	-
b) Other	2,004,563	2,004,563	76,431	76,431	-	-

C.1.2 Banking Group - Exposure from the main "in-house" securitisation transaction broken down by type of securitised asset and by type of exposure

	AMOUNTS AS AT 12.31.2009					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TIPOLOGIA ATTIVITÀ CARTOLARIZZATE /ESPOSIZIONI	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**115,897**	**-373**	**842,105**	**-13,187**	**252,927**	**-**
A.1 CLO/CBO OTHERS	**115,897**	**-373**	**-**	**-**	**51,065**	**-**
A.1 1 Caesar Finance	-	-	-	-	51,065	-
A.1 3 Entasi	115,897	-373	-	-	-	-
A.2 OTHERS	**-**	**-**	**842,105**	**-13,187**	**201,862**	**-**
A.2.1 Trevi Finance	-	-	321,149	-13,187	-	-
A.2.2 Trevi Finance 2	-	-	350,274	-	-	-
A.2.3 Trevi Finance 3	-	-	170,682	-	201,862	-
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**41,094,328**	**31,506**	**1,352,321**	**-15,964**	**1,067,407**	**951**
C.1 RMBS Prime	**7,794,753**	**21**	**607,999**	**2,518**	**426,386**	**426**
C.1.1 Building Comfort 2007	3,053,735	21	233,969	69	24,600	-
C.1.2 Building Comfort 2008	2,239,708	-	301,900	-	-	-
C.1.3 Capital Mortgage 2007 - 1	24,571	-	25,350	-	109,058	-
C.1.4 Cordusio RMBS	64,735	-	3,500	-190	11,224	-
C.1.5 Cordusio RMBS 3 - UBCasa 1	51,053	-	4,500	45	61,507	-
C.1.6 Cordusio RMBS Securitisation - Serie 2006	71,545	-	-	-	26,989	-
C.1.7 Cordusio RMBS Securitisation - Serie 2007	52,776	-	-	-	46,645	-
C.1.8 F-E Mortgages 2003	10,684	-	-	-	29,034	-
C.1.9 F-E Mortgages 2005	29,852	-	-	-	56,510	-
C.1.10 Heliconus	7,137	-	-	-	19,050	-
C.1.11 Provide A 2004	-	-	17,559	2,406	21,369	426
C.1.12 Provide A 2005	2,188,957	-	21,221	188	-	-
C.1.13 Provide A 2006	-	-	-	-	20,400	-
C.2 CLO/SME	**6,492,115**	**28,703**	**544,882**	**2,597**	**156,170**	**525**
C.2.1 CORDUSIO SME 2008-1 Limited	1,899,309	28,703	280,334	-	149,367	-
C.2.2 EuroConnect SME 2007-1	2,563,806	-	148,545	4,206	3,753	525
C.2.3 EuroConnect SME 2008	2,029,000	-	116,003	-1,609	3,050	-
C.3 CLO/CBO Others	**26,518,421**	**2,782**	**134,380**	**-21,466**	**59,098**	**-**
C.3.1 BA SFA -1 - 2008	5,663,932	-	-	-	-	-
C.3.2 Euroconnect Issuer LC 2007-1	207,118	-9,128	77,135	-14,689	-	-
C.3.3 Geldilux TS 2005	178,181	6,491	14,200	-	19,784	-
C.3.4 Geldilux TS 2007	115,075	-1,638	4,200	-	20,870	-
C.3.5 Geldilux TS 2008	419,155	7,092	24,000	-	18,444	-
C.3.6 HVB-SFA-1-2008	8,517,843	-	-	-	-	-
C.3.7 HVB-SFA-2-2008	3,323,795	-	-	-	-	-
C.3.8 HVB-SFA-3-2008	8,092,956	-	-	-	-	-
C.3.9 Promise XXS 2006 - 1	366	-34	14,845	-6,777	-	-
C.4 LEASES	**289,039**	**-**	**65,060**	**387**	**425,753**	**-**
C.4.1 F-E Blue	9,975	-	-	-	38,432	-
C.4.2 F-E Gold	40,638	-	36,000	-	78,835	-
C.4.3 F-E Green	20,843	-	-	-	47,176	-
C.4.4 Galleon	2,814	-	4,160	-	-	-
C.4.5 Locat Securitization Vehicle 2	68,764	-	18,400	221	133,786	-
C.4.6 Locat SV - Serie 2005	21,617	-	4,000	79	58,882	-
C.4.7 Locat SV - Serie 2006	115,900	-	1,500	40	68,642	-
C.4.8 Success 2005	8,488	-	1,000	47	-	-

The carrying value is the net exposures shown in Table C.1.1. Writed-downs and write-backs, including depreciations and revaluations posted on the income statement or to reserves, refer to financial year 2009 only.

Part E - Risks and related risk management policies (CONTINUED)

C.1.2 Banking Group - Exposure from the main "in-house" securitisation transaction broken down by type of securitised asset and by type of exposure Continued

TYPE OF SECURITISED ASSETS / EXPOSURE	AMOUNTS AS AT 12.31.2009					
	GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**-**	**-**	**77,956**	**-52,386**	**-**	**-**
A.1 CLO/CBO OTHERS	**-**	**-**	**-**	**-**	**-**	**-**
A.1.1 Caesar Finance	-	-	-	-	-	-
A.1.2 Entasi	-	-	-	-	-	-
A.2 OTHERS	**-**	**-**	**77,956**	**-52,386**	**-**	**-**
A.2.1 Trevi Finance	-	-	-	-	-	-
A.2.2 Trevi Finance 2	-	-	-	-	-	-
A.2.3 Trevi Finance 3	-	-	77,956	-52,386	-	-
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C.1 RMBS Prime	**-**	**-**	**-**	**-**	**-**	**-**
C.1.1 Building Comfort 2007	-	-	-	-	-	-
C.1.2 Building Comfort 2008	-	-	-	-	-	-
C.1.3 Capital Mortgage 2007 - 1	-	-	-	-	-	-
C.1.4 Cordusio RMBS	-	-	-	-	-	-
C.1.5 Cordusio RMBS 3 - UBCasa 1	-	-	-	-	-	-
C.1.6 Cordusio RMBS Securitisation - Serie 2006	-	-	-	-	-	-
C.1.7 Cordusio RMBS Securitisation - Serie 2007	-	-	-	-	-	-
C.1.8 F-E Mortgages 2003	-	-	-	-	-	-
C.1.9 F-E Mortgages 2005	-	-	-	-	-	-
C.1.10 Heliconus	-	-	-	-	-	-
C.1.11 Provide A 2004	-	-	-	-	-	-
C.1.12 Provide A 2005	-	-	-	-	-	-
C.1.13 Provide A 2006	-	-	-	-	-	-
C.2 CLO/SME	**-**	**-**	**-**	**-**	**-**	**-**
C.2.1 CORDUSIO SME 2008-1 Limited	-	-	-	-	-	-
C.2.2 EuroConnect SME 2007-1	-	-	-	-	-	-
C.2.3 EuroConnect SME 2008	-	-	-	-	-	-
C.3 CLO/CBO Others	**-**	**-**	**-**	**-**	**-**	**-**
C.3.1 BA SFA -1 - 2008	-	-	-	-	-	-
C.3.2 Euroconnect Issuer LC 2007-1	-	-	-	-	-	-
C.3.3 Geldilux TS 2005	-	-	-	-	-	-
C.3.4 Geldilux TS 2007	-	-	-	-	-	-
C.3.5 Geldilux TS 2008	-	-	-	-	-	-
C.3.6 HVB-SFA-1-2008	-	-	-	-	-	-
C.3.7 HVB-SFA-2-2008	-	-	-	-	-	-
C.3.8 HVB-SFA-3-2008	-	-	-	-	-	-
C.3.9 Promise XXS 2006 - 1	-	-	-	-	-	-
C.4 LEASES	**-**	**-**	**-**	**-**	**-**	**-**
C.4.1 F-E Blue	-	-	-	-	-	-
C.4.2 F-E Gold	-	-	-	-	-	-
C.4.3 F-E Green	-	-	-	-	-	-
C.4.4 Galleon	-	-	-	-	-	-
C.4.5 Locat Securitization Vehicle 2	-	-	-	-	-	-
C.4.6 Locat SV - Serie 2005	-	-	-	-	-	-
C.4.7 Locat SV - Serie 2006	-	-	-	-	-	-
C.4.8 Success 2005	-	-	-	-	-	-

C.1.2 Banking Group - Exposure from the main "in-house" securitisation transaction broken down by type of securitised asset and by type of exposure Continued

TYPE OF SECURITISED ASSETS / EXPOSURE	AMOUNTS AS AT 12.31.2009					
	CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A. Totally derecognised	**-**	**-**	**626,812**	**-**	**-**	**-**
A.1 CLO/CBO OTHERS	**-**	**-**	**-**	**-**	**-**	**-**
A.1.1 Caesar Finance	-	-	-	-	-	-
A.1.2 Entasi	-	-	-	-	-	-
A.2 OTHERS	**-**	**-**	**626,812**	**-**	**-**	**-**
A.2.1 Trevi Finance	-	-	170,716	-	-	-
A.2.2 Trevi Finance 2	-	-	249,810	-	-	-
A.2.3 Trevi Finance 3	-	-	206,286	-	-	-
B. Partially derecognised	**-**	**-**	**-**	**-**	**-**	**-**
C. Non-derecognised	**-**	**-**	**-**	**-**	**30,220**	**-**
C.1 RMBS Prime	**-**	**-**	**-**	**-**	**30,220**	**-**
C.1.1 Building Comfort 2007	-	-	-	-	-	-
C.1.2 Building Comfort 2008	-	-	-	-	-	-
C.1.3 Capital Mortgage 2007 - 1	-	-	-	-	-	-
C.1.4 Cordusio RMBS	-	-	-	-	-	-
C.1.5 Cordusio RMBS 3 - UBCasa 1	-	-	-	-	-	-
C.1.6 Cordusio RMBS Securitisation - Serie 2006	-	-	-	-	-	-
C.1.7 Cordusio RMBS Securitisation - Serie 2007	-	-	-	-	-	-
C.1.8 F-E Mortgages 2003	-	-	-	-	20,000	-
C.1.9 F-E Mortgages 2005	-	-	-	-	-	-
C.1.10 Heliconus	-	-	-	-	10,220	-
C.1.11 Provide A 2004	-	-	-	-	-	-
C.1.12 Provide A 2005	-	-	-	-	-	-
C.1.13 Provide A 2006	-	-	-	-	-	-
C.2 CLO/SME	**-**	**-**	**-**	**-**	**-**	**-**
C.2.1 CORDUSIO SME 2008-1 Limited	-	-	-	-	-	-
C.2.2 EuroConnect SME 2007-1	-	-	-	-	-	-
C.2.3 EuroConnect SME 2008	-	-	-	-	-	-
C.3 CLO/CBO Others	**-**	**-**	**-**	**-**	**-**	**-**
C.3.1 BA SFA -1 - 2008	-	-	-	-	-	-
C.3.2 Euroconnect Issuer LC 2007-1	-	-	-	-	-	-
C.3.3 Geldilux TS 2005	-	-	-	-	-	-
C.3.4 Geldilux TS 2007	-	-	-	-	-	-
C.3.5 Geldilux TS 2008	-	-	-	-	-	-
C.3.6 HVB-SFA-1-2008	-	-	-	-	-	-
C.3.7 HVB-SFA-2-2008	-	-	-	-	-	-
C.3.8 HVB-SFA-3-2008	-	-	-	-	-	-
C.3.9 Promise XXS 2006 - 1	-	-	-	-	-	-
C.4 LEASES	**-**	**-**	**-**	**-**	**-**	**-**
C.4.1 F-E Blue	-	-	-	-	-	-
C.4.2 F-E Gold	-	-	-	-	-	-
C.4.3 F-E Green	-	-	-	-	-	-
C.4.4 Galleon	-	-	-	-	-	-
C.4.5 Locat Securitization Vehicle 2	-	-	-	-	-	-
C.4.6 Locat SV - Serie 2005	-	-	-	-	-	-
C.4.7 Locat SV - Serie 2006	-	-	-	-	-	-
C.4.8 Success 2005	-	-	-	-	-	-

Part E - Risks and related risk management policies (CONTINUED)

C.1.3 Banking Group - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*)

	AMOUNTS AS AT 12.31.2009					
	BALANCE-SHEET EXPOSURE					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS	CARRYING VALUE	WRITE-DOWNS / WRITE-BACKS
A.1. RMBS PRIME	**2,820,945**	**61,266**	**570,844**	**13,331**	**8,914**	**-**
A.1.1 STORM BV	173,615	3,652	-	-	-	-
A.1.2 OPUS ONE CORPORATION	-	-	164,558	-	-	-
A.1.3 HOLLAND EURO-DENOMINATED MTG BACKED SERIES	134,136	4,518	-	-	-	-
A.1.4 LUSITANO MORTGAGES PLC	112,548	768	-	-	-	-
A.1.5 CELTIC RESIDENTIAL IRISH MORTGAGE SECURITISATION	110,347	-727	-	-	-	-
A.1.6 FASTNET SECURITIES PLC	85,378	1,143	-	-	-	-
A.1.7 GRANITE MASTER ISSUER PLC	82,285	2,385	15,258	129	-	-
A.1.8 DELPHINUS BV	73,822	1,963	1,494	60	-	-
A.1.9 TDA CAM 5 FTA	62,642	1,654	-	-	-	-
A.1.10 PERMANENT FINANCING PLC	57,224	545	-	-	-	-
A.1.11 BPM SECURITISATION SRL	52,717	742	-	-	-	-
A.1.12 MONASTERY BV	52,603	177	-	-	-	-
A.1.13 BELUGA MASTER ISSUER BV	52,568	4,551	-	-	-	-
A.1.14 AYT GENOVA HIPOTECARIO VII FTH	52,285	1,731	-	-	-	-
A.1.15 DUTCH MORTGAGE PORTFOLIO LOANS B.V.	51,642	386	-	-	-	-
A.1.16 EMERALD MORTGAGES PLC	51,039	859	-	-	-	-
A.1.17 CARLYLE EUROPE REAL ESTATE PARTNERS II PV LLC	-	-	54,352	3,901	-	-
A.1.18 OTHER 118 EXPOSURES	1,616,094	36,919	335,182	9,241	8,914	-
A.2. RMBS NONCONFORMING	**236,904**	**8,871**	**121,747**	**9,976**	**4,258**	**1,431**
A.2.1 BLUESTONE SECURITIES PLC	32,507	1,140	69,318	4,355	-	-
A.2.2 OTHER 18 EXPOSURES	204,397	7,731	52,429	5,621	4,258	1,431
A.3. RMBS US SUBPRIME	**5,463**	**368**	**9,905**	**1,006**	**4,805**	**434**
A.3.1 8 EXPOSURES	5,463	368	9,905	1,006	4,805	434
A.4. CMBS	**1,145,857**	**-3,143**	**368,041**	**10,609**	**-**	**-**
A.4.1 FONDO IMMOBILI PUBBLICI FUNDING S.R.L.	30,180	295	23,110	644	-	-
A.4.2 OTHER 99 EXPOSURES	1,115,677	-3,438	344,931	9,965	-	-
A.5 CDO OF ABS/CDO SQUARED	**3,745**	**-2,935**	**57,312**	**-5,090**		**-15,339**
A.5.1 13 EXPOSURES	3,745	-2,935	57,312	-5,090		-15,339
A.6. CDO - BALANCE SHEET	**144,595**	**-16,753**	**1,837**	**39**	**-**	**-**
A.6.1 GLENEAGLES FUNDING LTD	125,930	-12,710	-	-	-	-
A.6.2 OTHER 2 EXPOSURES	18,665	-4,043	1,837	39	-	-
A.7. CDO - PREFERRED STOCK	**-**	**-**	**61,662**	**2,565**	**-**	**-**
A.7.1 6 EXPOSURES	-	-	61,662	2,565	-	-
A.8. CDO - SYNTHETIC ARBITRAGE	**16,041**	**-401**	**6,470**	**-69**	**196**	**-234**
A.8.1 4 EXPOSURES	16,041	-401	6,470	-69	196	-234
A.9. CRE CDO	**20,049**	**-3,937**	**8,503**	**399**	**-**	**-**
A.9.1 5 EXPOSURES	20,049	-3,937	8,503	399	-	-
A.10. CDO OTHER	**65,972**	**-6,182**	**70,978**	**-21,211**	**48**	**-3,743**
A.10.1 17 EXPOSURES	65,972	-6,182	70,978	-21,211	48	-3,743
A.11. CLO SME	**197,384**	**-7,325**	**124,637**	**-30,044**	**131**	**-1,132**
A.11.1 PREPS	-	-	51,509	-17,067	2	-222
A.11.2 OTHER 30 EXPOSURES	197,384	-7,325	73,128	-12,977	129	-910
A.12. CLO ARBITRAGE/BALANCE SHEET	**415,210**	**1,440**	**80,308**	**-307**	**251**	**-3,479**
A.12.1 KKR FINANCIAL CLO LTD	67,090	2,369	15,447	617	-	-
A.12.2 HARBOURMASTER CLO	55,753	-738	7,725	197	207	-2,623
A.12.3 31 EXPOSURES	292,367	-191	57,136	-1,121	44	-856
A.13. CLO / CBO OTHER	**435,393**	**1,371**	**124,865**	**6,034**	**5,150**	**-25,805**
A.13.1 JUBILEE CDO BV	167,168	-3,589	5,896	244	-	-
A.13.2 OTHER 41 EXPOSURES	268,225	4,960	118,969	5,790	5,150	-25,805
A.14. CONSUMER LOANS	**571,172**	**1,791**	**40,882**	**-1,006**	**-**	**-**
A.14.1 AIFUL TRUST	149,151	-	-	-	-	-
A.14.2 OTHER 29 EXPOSURES	422,021	1,791	40,882	-1,006	-	-
A.15. CREDIT CARDS	**108,231**	**2,014**	**9,301**	**-3,405**	**-**	**-**
A.15.1 6 EXPOSURES	108,231	2,014	9,301	-3,405	-	-
A.16. STUDENT LOANS	**70,683**	**907**	**47,590**	**2,328**	**-**	**-**
A.16.1 STUDENT LOAN ASSET FUNDING INC	-	-	-	-	-	-
A.16.2 4 EXPOSURES	70,683	907	47,590	2,328	-	-
A.17. LEASES	**223,367**	**5,037**	**50,974**	**2,890**	**-**	**-**
A.17.1 AUTO ABS COMPARTIMENT	54,712	439	-	-	-	-
A.17.2 OTHER 19 EXPOSURES	168,655	4,597	50,974	2,890	-	-
A.18.OTHER	**327,244**	**-3,588**	**51,017**	**-105**	**32,111**	**-4,834**
A.18.1 SOCIETÀ CARTOLARIZZAZIONE CRED INPS	166,109	1,047	-	-	-	-
A.18.2 CRC Funding Facility	50,000	-	-	-	-	-
A.18.3 SAPPI	-	-	-	-	-	-
A.18.4 OTHER 16 EXPOSURES	111,135	-4,635	51,017	-105	32,111	-4,834
A.19.CONDUITS	**2,347,103**	**-**	**-**	**-**	**-**	**-**
A.19.1 SALOME FUNDING PLC (§)	1,595,500	-	-	-	-	-
A.19.2 BUFCO (§)	751,603	-	-	-	-	-
A.19.3 ARABELLA FINANCE LIMITED (§)	-	-	-	-	-	-

(*) list of details for exposures over € 50 million.
(§) exposure of subsidiaries included in the scope of consolidation, but not belonging to the banking group.
The carrying value is the net exposure shown in Table C.1.1. Write-downs and write-backs, including depreciations and revaluations posted on the income statement or to reserves, refer to financial year 2009 only.

C.1.3 Banking Group - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) Continued

	AMOUNTS AS AT 12.31.2009 GUARANTEES GIVEN					
	SENIOR		MEZZANINE		JUNIOR	
TYPE OF SECURITISED ASSETS / EXPOSURE	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.1. RMBS PRIME	-	-	-	-	-	-
A.1.1 STORM BV	-	-	-	-	-	-
A.1.2 OPUS ONE CORPORATION	-	-	-	-	-	-
A.1.3 HOLLAND EURO-DENOMINATED MTG BACKED SERIES	-	-	-	-	-	-
A.1.4 LUSITANO MORTGAGES PLC	-	-	-	-	-	-
A.1.5 CELTIC RESIDENTIAL IRISH MORTGAGE SECURITISATION	-	-	-	-	-	-
A.1.6 FASTNET SECURITIES PLC	-	-	-	-	-	-
A.1.7 GRANITE MASTER ISSUER PLC	-	-	-	-	-	-
A.1.8 DELPHINUS BV	-	-	-	-	-	-
A.1.9 TDA CAM 5 FTA	-	-	-	-	-	-
A.1.10 PERMANENT FINANCING PLC	-	-	-	-	-	-
A.1.11 BPM SECURITISATION SRL	-	-	-	-	-	-
A.1.12 MONASTERY BV	-	-	-	-	-	-
A.1.13 BELUGA MASTER ISSUER BV	-	-	-	-	-	-
A.1.14 AYT GENOVA HIPOTECARIO VII FTH	-	-	-	-	-	-
A.1.15 DUTCH MORTGAGE PORTFOLIO LOANS B.V.	-	-	-	-	-	-
A.1.16 EMERALD MORTGAGES PLC	-	-	-	-	-	-
A.1.17 CARLYLE EUROPE REAL ESTATE PARTNERS II PV LLC	-	-	-	-	-	-
A.1.18 OTHER 118 EXPOSURES	-	-	-	-	-	-
A.2. RMBS NONCONFORMING	-	-	-	-	-	-
A.2.1 BLUESTONE SECURITIES PLC	-	-	-	-	-	-
A.2.2 OTHER 18 EXPOSURES	-	-	-	-	-	-
A.3. RMBS US SUBPRIME	-	-	-	-	-	-
A.3.1 8 EXPOSURES	-	-	-	-	-	-
A.4. CMBS	-	-	-	-	-	-
A.4.1 FONDO IMMOBILI PUBBLICI FUNDING S.R.L.	-	-	-	-	-	-
A.4.2 OTHER 99 EXPOSURES	-	-	-	-	-	-
A.5. CDO OF ABS/CDO SQUARED	-	-	-	-	-	-
A.5.1 13 EXPOSURES	-	-	-	-	-	-
A.6. CDO - BALANCE SHEET	-	-	-	-	-	-
A.6.1 GLENEAGLES FUNDING LTD	-	-	-	-	-	-
A.6.2 OTHER 2 EXPOSURES	-	-	-	-	-	-
A.7. CDO - PREFERRED STOCK	-	-	-	-	-	-
A.7.1 6 EXPOSURES	-	-	-	-	-	-
A.8. CDO - SYNTHETIC ARBITRAGE	-	-	-	-	-	-
A.8.1 4 EXPOSURES	-	-	-	-	-	-
A.9. CRE CDO	-	-	-	-	-	-
A.9.1 5 EXPOSURES	-	-	-	-	-	-
A.10. CDO OTHER	-	-	-	-	-	-
A.10.1 17 EXPOSURES	-	-	-	-	-	-
A.11. CLO SME	-	-	-	-	-	-
A.11.1 PREPS	-	-	-	-	-	-
A.11.2 OTHER 30 EXPOSURES	-	-	-	-	-	-
A.12. CLO ARBITRAGE/BALANCE SHEET	-	-	-	-	-	-
A.12.1 KKR FINANCIAL CLO LTD	-	-	-	-	-	-
A.12.2 HARBOURMASTER CLO	-	-	-	-	-	-
A.12.3 31 EXPOSURES	-	-	-	-	-	-
A.13. CLO / CBO OTHER	-	-	-	-	-	-
A.13.1 JUBILEE CDO BV	-	-	-	-	-	-
A.13.2 OTHER 41 EXPOSURES	-	-	-	-	-	-
A.14. CONSUMER LOANS	-	-	-	-	-	-
A.14.1 AIFUL TRUST	-	-	-	-	-	-
A.14.2 OTHER 29 EXPOSURES	-	-	-	-	-	-
A.15. CREDIT CARDS	-	-	-	-	-	-
A.15.1 6 EXPOSURES	-	-	-	-	-	-
A.16. STUDENT LOANS	-	-	-	-	-	-
A.16.1 STUDENT LOAN ASSET FUNDING INC	-	-	-	-	-	-
A.16.2 4 EXPOSURES	-	-	-	-	-	-
A.17. LEASES	-	-	-	-	-	-
A.17.1 AUTO ABS COMPARTIMENT	-	-	-	-	-	-
A.17.2 OTHER 19 EXPOSURES	-	-	-	-	-	-
A.18. OTHER	-	-	-	-	-	-
A.18.1 SOCIETÀ CARTOLARIZZAZIONE CRED INPS	-	-	-	-	-	-
A.18.2 CRC Funding Facility	-	-	-	-	-	-
A.18.3 SAPPI	-	-	-	-	-	-
A.18.4 OTHER 16 EXPOSURES	-	-	-	-	-	-
A.19. CONDUITS	-	-	-	-	-	-
A.19.1 SALOME FUNDING PLC (§)	-	-	-	-	-	-
A.19.2 BUFCO (§)	-	-	-	-	-	-
A.19.3 ARABELLA FINANCE LIMITED (§)	-	-	-	-	-	-

Part E - Risks and related risk management policies (Continued)

C.1.3 Banking Group - Exposure resulting from the main third-party securitisation transactions broken down by type of securitised asset and by type of exposure (*) Continued

TYPE OF SECURITISED ASSETS / EXPOSURE	AMOUNTS AS AT 12.31.2009 CREDIT FACILITIES					
	SENIOR		MEZZANINE		JUNIOR	
	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS	NET EXPOSURE	WRITE-DOWNS / WRITE-BACKS
A.1. RMBS PRIME	-	-	-	-	-	-
A.1.1 STORM BV	-	-	-	-	-	-
A.1.2 OPUS ONE CORPORATION	-	-	-	-	-	-
A.1.3 HOLLAND EURO-DENOMINATED MTG BACKED SERIES	-	-	-	-	-	-
A.1.4 LUSITANO MORTGAGES PLC	-	-	-	-	-	-
A.1.5 CELTIC RESIDENTIAL IRISH MORTGAGE SECURITISATION	-	-	-	-	-	-
A.1.6 FASTNET SECURITIES PLC	-	-	-	-	-	-
A.1.7 GRANITE MASTER ISSUER PLC	-	-	-	-	-	-
A.1.8 DELPHINUS BV	-	-	-	-	-	-
A.1.9 TDA CAM 5 FTA	-	-	-	-	-	-
A.1.10 PERMANENT FINANCING PLC	-	-	-	-	-	-
A.1.11 BPM SECURITISATION SRL	-	-	-	-	-	-
A.1.12 MONASTERY BV	-	-	-	-	-	-
A.1.13 BELUGA MASTER ISSUER BV	-	-	-	-	-	-
A.1.14 AYT GENOVA HIPOTECARIO VII FTH	-	-	-	-	-	-
A.1.15 DUTCH MORTGAGE PORTFOLIO LOANS B.V.	-	-	-	-	-	-
A.1.16 EMERALD MORTGAGES PLC	-	-	-	-	-	-
A.1.17 CARLYLE EUROPE REAL ESTATE PARTNERS II PV LLC	-	-	-	-	-	-
A.1.18 OTHER 118 EXPOSURES	-	-	-	-	-	-
A.2. RMBS NONCONFORMING	-	-	-	-	-	-
A.2.1 BLUESTONE SECURITIES PLC	-	-	-	-	-	-
A.2.2 OTHER 18 EXPOSURES	-	-	-	-	-	-
A.3. RMBS US SUBPRIME	-	-	-	-	-	-
A.3.1 8 EXPOSURES	-	-	-	-	-	-
A.4. CMBS	-	-	-	-	-	-
A.4.1 FONDO IMMOBILI PUBBLICI FUNDING S.R.L.	-	-	-	-	-	-
A.4.2 OTHER 99 EXPOSURES	-	-	-	-	-	-
A.5. CDO OF ABS/CDO SQUARED	-	-	-	-	-	-
A.5.1 13 EXPOSURES	-	-	-	-	-	-
A.6. CDO - BALANCE SHEET	-	-	-	-	-	-
A.6.1 GLENEAGLES FUNDING LTD	-	-	-	-	-	-
A.6.2 OTHER 2 EXPOSURES	-	-	-	-	-	-
A.7. CDO - PREFERRED STOCK	-	-	-	-	-	-
A.7.1 6 EXPOSURES	-	-	-	-	-	-
A.8. CDO - SYNTHETIC ARBITRAGE	-	-	-	-	-	-
A.8.1 4 EXPOSURES	-	-	-	-	-	-
A.9. CRE CDO	-	-	-	-	-	-
A.9.1 5 EXPOSURES	-	-	-	-	-	-
A.10. CDO OTHER	-	-	-	-	-	-
A.10.1 17 EXPOSURES	-	-	-	-	-	-
A.11. CLO SME	-	-	-	-	-	-
A.11.1 PREPS	-	-	-	-	-	-
A.11.2 OTHER 30 EXPOSURES	-	-	-	-	-	-
A.12. CLO ARBITRAGE/BALANCE SHEET	-	-	-	-	-	-
A.12.1 KKR FINANCIAL CLO LTD	-	-	-	-	-	-
A.12.2 HARBOURMASTER CLO	-	-	-	-	-	-
A.12.3 31 EXPOSURES	-	-	-	-	-	-
A.13. CLO / CBO OTHER	-	-	-	-	-	-
A.13.1 JUBILEE CDO BV	-	-	-	-	-	-
A.13.2 OTHER 41 EXPOSURES	-	-	-	-	-	-
A.14. CONSUMER LOANS	-	-	-	-	-	-
A.14.1 AIFUL TRUST	-	-	-	-	-	-
A.14.2 OTHER 29 EXPOSURES	-	-	-	-	-	-
A.15. CREDIT CARDS	-	-	-	-	-	-
A.15.1 6 EXPOSURES	-	-	-	-	-	-
A.16. STUDENT LOANS	-	-	**76,431**	-	-	-
A.16.1 STUDENT LOAN ASSET FUNDING INC	-	-	76,431	-	-	-
A.16.2 4 EXPOSURES	-	-	-	-	-	-
A.17. LEASES	-	-	-	-	-	-
A.17.1 AUTO ABS COMPARTIMENT	-	-	-	-	-	-
A.17.2 OTHER 19 EXPOSURES	-	-	-	-	-	-
A.18. OTHER	**390,414**	-	-	-	-	-
A.18.1 SOCIETÀ CARTOLARIZZAZIONE CRED INPS	-	-	-	-	-	-
A.18.2 CRC Funding Facility	-	-	-	-	-	-
A.18.3 SAPPI	368,707	-	-	-	-	-
A.18.4 OTHER 16 EXPOSURES	21,707	-	-	-	-	-
A.19. CONDUITS	**1,614,149**	-	-	-	-	-
A.19.1 SALOME FUNDING PLC (§)	56,511	-	-	-	-	-
A.19.2 BUFCO (§)	1,555	-	-	-	-	-
A.19.3 ARABELLA FINANCE LIMITED (§)	1,556,083	-	-	-	-	-

C.1.4 Banking Group - Exposure resulting from securitisation transactions broken down by portfolio and type

EXPOSURE / PORTFOLIO	AMOUNTS AS AT 12.31.2009 TRADING	FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE FOR SALE	HELD-TO-MATURITY	LOANS	TOTAL	AMOUNTS AS AT 12.31.2008 TOTAL
1. Balance-sheet exposures	**460,306**	**97,283**	**323,474**	**159,657**	**8,841,205**	**9,881,925**	**13,620,962**
- Senior	380,236	62,055	274,482	121,458	6,085,921	6,924,152	9,312,432
- Mezzanine	79,825	35,228	43,462	38,199	2,452,268	2,648,982	3,411,028
- Junior	245	-	5,530	-	303,016	308,791	897,502
2. Off-balance-sheet exposures	**-**	**-**	**-**	**-**	**1,171,614**	**1,171,614**	**3,306,170**
- Senior	-	-	-	-	390,414	390,414	2,380,273
- Mezzanine	-	-	-	-	781,200	781,200	896,955
- Junior	-	-	-	-	-	-	28,942

This table shows the carrying value only of exposures arising from in-house securitization for which the assets sold have been derecognized as well as securitizations carried out by others.

C.1.5 Banking Group - Securitised assets underlying junior securities or other forms of credit support

ASSET/SECURITIES	AMOUNTS AS AT 12.31.2009 TRADITIONAL	SYNTHETIC
A. Own underlying assets:	**20,615,568**	**9,425,958**
A.1 Totally derecognised	**1,230,745**	**X**
1. Non-performing loans	1,005,198	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	225,547	X
A.2 Partially derecognised	**-**	**X**
1. Non-performing loans	-	X
2. Doubtful loans	-	X
3. Restructured exposures	-	X
4. Past-due exposures	-	X
5. Other assets	-	X
A.3 Non-derecognised	**19,384,823**	**9,425,958**
1. Non-performing loans	176,291	94,699
2. Doubtful loans	232,500	74,732
3. Restructured exposures	7,456	12,378
4. Past-due exposures	166,878	25,875
5. Other assets	18,801,698	9,218,274
B. Third party underlying assets:	**66,899**	**2,829**
B.1 Non-performing loans	632	15
B.2 Doubtful loans	316	-
B.3 Restructured exposures	-	-
B.4 Past-due exposures	-	-
B.5 Other assets	65,951	2,814

C.1.6 Banking Group - Stakes in special purpose vehicles

NAME	HEADQUARTERS	STAKE %
Augusto S.r.l.	Milan - Via Pontaccio, 10	5%
Breakeven S.r.l.	Verona - Piazzetta Monte, 1	100%
Colombo S.r.l.	Milan - Via Pontaccio, 10	5%
Diocleziano S.r.l.	Milan - Via Pontaccio, 10	5%
Entasi S.r.L.	Rome - Largo Chigi 5	100%
Eurofinance 2000 S.r.l.	Rome - Largo Chigi 5	100%
Quercia Funding S.r.l.	Verona - Via Garibaldi, 1	65%
Trevi Finance S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	60%
Trevi Finance n. 3 S.r.l.	Conegliano (TV) - via Vittorio Alfieri, 1	60%

Part E - Risks and related risk management policies (Continued)

C.1.7 Banking Group - Servicer activities - Collections of securitised loans and redemptions of securities issued by the special purpose vehicle

		SECURITISED ASSETS (YEAR END FIGURES)		LOANS COLLECTED DURING THE YEAR		PERCENTAGE OF SECURITIES REDEEMED (YEAR END FIGURES)					
						SENIOR		MEZZANINE		JUNIOR	
SERVICER	SPECIAL PURPOSE VEHICLE	IMPAIRED	PERFORMING	IMPAIRED	PERFORMING	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS	IMPAIRED ASSETS	PERFORMING ASSETS
Bank Austria Creditanstalt Leasing GmbH	Success 2005 B.V.	3,682	188,585	-	165,485	-	50.78%	-	-	-	-
Bayeriche Hypo- und Vereinsbank AG/ HVB Banque Luxembourg S.A.	Geldilux-TS 2005 S.A.	478	1,999,093	-	18,718,345 (*)	-	63.47%	-	63.63%	-	63.63%
	Geldilux-TS 2007 S.A.	1,017	2,098,843	-	22,327,601 (*)	-	-	-	-	-	-
	Geldilux-TS 2008 S.A.	627	1,490,852	-	12,279,041 (*)	-	-	-	-	-	-
Fineco Bank S.p.A.	F-E Personal Loans 2003-1	-	-	67	16,980	-	100.00%	-	100.00%	-	100.00%
Fineco Leasing S.p.A.	F-E Blue S.r.L.	21,839	158,000	3,149	120,597	-	96.04%	-	-	-	-
	F-E Green S.r.L.	31,068	288,574	5,429	160,141	-	77.68%	-	-	-	-
	F-E Gold S.r.L.	45,497	515,672	7,156	199,550	-	48.58%	-	-	-	-
Leasfinanz GmbH	Galleon Capital LLC	1,328	99,165	-	21,254	-	17.76%	-	-	-	-
UniCredit Leasing S.p.A.	Locat Securitisation Vehicle 2 S.r.L.	68,298	730,156	5,096	443,208	-	76.97%	-	-	-	-
	Locat SV S.r.L. - SERIE 2005	71,922	709,016	10,190	452,106	-	70.00%	-	-	-	-
	Locat SV S.r.L. - SERIE 2006	103,207	1,143,633	13,951	663,797	-	44.27%	-	-	-	-
UniCredit Family Financing Bank S.p.A.	Cordusio RMBS 3 - UBCasa 1 S.r.L.	33,668	1,494,085	2,209	443,257	-	83.76%	-	-	-	-
	Heliconus S.r.L.	6,956	168,515	840,227	56,399	-	64.31%	-	-	-	-
	F-E Mortgage S.r.L.	45,067	778,899	2,796	274,317	-	61.35%	-	-	-	-
UniCredit Banca S.p.A.	Capital Mortgage S.r.L.	74,215	1,614,515	1,211	206,396	-	35.31%	-	-	-	-
	Cordusio RMBS Securitisation S.r.L.	11,599	1,278,109	934	366,375	-	59.99%	-	-	-	-
	Cordusio RMBS Securitisation S.r.L. - SERIE 2006 (ex Cordusio RMBS 2 S.r.L.)	15,176	1,439,198	775	320,340	-	45.24%	-	-	-	-
	Cordusio RMBS Securitisation S.r.L. - SERIE 2007	39,957	2,623,086	1,444	458,356	-	34.24%	-	-	-	-
UniCredit Credit Management Bank S.p.A.	Breakeven S.r.L.	-	-	1,798	-	100.00%	-	100.00%	-	100.00%	-
	Eris Finance S.r.L.	289,532	-	61,427	-	100.00%	-	100.00%	-	-	-
	Maja finance S.r.L.	-	-	5,409	-	-	100.00%	-	100.00%	-	100.00%
	PMI Due Finance S.r.L.	-	-	4,641	-	-	100.00%	-	100.00%	-	100.00%
	Quercia Funding S.r.L.	24,020	-	13,625	-	100.00%	-	100.00%	-	95.00%	-
UniCredit S.p.A.	Trevi Finance S.p.A.	370,798	-	62,817	169,944	100.00%	-	27.90%	-	-	-
	Trevi Finance n. 2 S.p.A.	260,438	-	51,085	196,879	100.00%	-	-	-	-	-
	Trevi Finance n. 3 s.p.A.	373,962	170,001	51,472	-	100.00%	-	-	-	-	-
	Entasi S.r.L.	-	613,495	-	10,525	-	-	-	-	-	-

(*) replenishing of short term portfolio (3-6 months).

C.1.8 Banking Group - Subsidiary Special Purpose Vehicle

NAME	HEADQUARTERS	
Breakeven S.r.L.	Verona, Piazzetta Monte 1	Italy
Entasi S.r.L.	Rome - Largo Chigi 5	Italy
Eurofinance 2000 S.r.L.	Rome - Largo Chigi 5	Italy
Geldilux TS 2005 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Geldilux TS 2007 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Geldilux TS 2008 S.A.	8-10, rue Mathias Hardt, L-1717 Luxembourg	Luxembourg
Quercia Funding S.r.L.	Verona, Via Garibaldi 1	Italy
Trevi Finance S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	Italy
Trevi Finance n. 2 S.p.A.	Conegliano (TV) - via Vittorio Alfieri, 1	Italy
Trevi Finance n. 3 S.r.L.	Conegliano (TV) - via Vittorio Alfieri, 1	Italy

Attachment to table C.1.8

STATEMENT SUMMARIZING SECURITISED ASSETS AND BONDS ISSUED
(for single subsidiary Special Purpose Vehicle)

Breakeven S.r.L.

	12.31.2009	12.31.2008
A. Securitised Assets	**-**	**4,261**
A.1 Principal	-	4,261
B. Use of liquid assets resulting from loan operations	**-**	**628**
B.3 Others	-	628
Bank current account	-	628
Other financial investments	-	-
Other assets	**-**	**70**
Due from SPV	-	-
Other	-	70
TOTAL ASSETS	**-**	**4,959**
C. Bonds issued	**-**	**411**
C.2 "Class B" Bonds	-	411
D. Loans received	**-**	**-**
E. Other liabilities	**-**	**4,548**
Due to SPV	-	32
Other liabilities	-	4,516
TOTAL LIABILITIES	**-**	**4,959**
F. Interest expense on bond issued	**40**	**80**
Interest on "Class B" Bonds	40	80
G. Commissions and fees related to the transaction	**155**	**144**
G.1 For servicing	145	135
G.2 For other services	10	9
H. Other expenses	**2,595**	**2,829**
Other expenses	2,595	2,829
TOTAL COSTS	**2,790**	**3,053**
I. Interest generated by securitised assets	**2,761**	**2,605**
L. Other income	**29**	**448**
TOTAL REVENUES	**2,790**	**3,053**

Part E - Risks and related risk management policies (Continued)

Attachment to table C.1.8 Continued

Entasi S.r.L.

	12.31.2009	12.31.2008
A. Securitised Assets	**609,189**	**564,826**
A.1 Securities	320,002	320,002
A.2 Accrued interests on securitised securities	289,187	244,824
B. Use of liquid assets resulting from loan operations	**669**	**1,765**
B.1 Bank current account	90	178
B.2 Accrued interests receivable on swap	575	1,583
B.4 Other assets	**4**	**4**
Due from SPV	-	-
Other	4	4
TOTAL ASSETS	**609,858**	**566,591**
C. Bonds issued	**320,000**	**320,000**
C.1 Class "Serie 2001-1" Bonds	160,000	160,000
C.2 Class "Serie 2001-2" Bonds	160,000	160,000
D. Loans received	**-**	**-**
E. Other liabilities	**289,827**	**246,459**
Accrued expenses fior fixed payments to swap counterparty	289,187	244,824
Accrued interest expenses on securities	574	1,583
Other liabilities	66	52
PROFIT (LOSS) BROUGHT FORWARD	**132**	**187**
PROFIT (LOSS) FOR THE PERIOD	**-101**	**-55**
BALANCING TOTAL	**609,858**	**566,591**
F. Interest expense on bond issued	**10,442**	**17,877**
F.1 Interest expense on bonds issued	10,442	17,877
G. Commissions and fees related to the transaction	**183**	**147**
G.1 For servicing	2	3
G.2 For other services	181	144
H. Other expenses	**44,363**	**41,240**
Other expenses	44,363	41,240
TOTAL COSTS	**54,988**	**59,264**
I. Interest generated by securitised assets	**44,363**	**41,240**
L. Other income	**10,524**	**17,969**
TOTAL REVENUES	**54,887**	**59,209**
PROFIT (LOSS) FOR THE PERIOD	**-101**	**-55**

Attachment to table C.1.8 Continued

Eurofinance 2000 S.r.L. - Patrimonio Separato "Capricorn 1"

	12.31.2009	12.31.2008
A. Securitised Assets	**1,020**	**976**
A.1 Principal	1,020	976
B. Use of liquid assets resulting from loan operations	**-**	**72**
B.1 Bank current account	-	72
B.2 Other financial investments	-	-
B.4 Other assets	-	-
Due from SPV	-	-
Other	-	-
TOTAL ASSETS	**1,020**	**1,048**
C. Bonds issued	**10,703**	**10,703**
C.1 "Class A" Bonds	2,743	2,743
C.2 "Class B" Bonds	1,500	1,500
C.3 "Class C" Bonds	6,460	6,460
D. Loans received	**-**	**-**
E. Other liabilities	**1,490**	**1,260**
Due to SPV		-
Accrued interest expenses on securities	1,055	999
Other liabilities	435	261
PROFIT (LOSS) BROUGHT FORWARD	**-10,915**	**-9,473**
PROFIT (LOSS) FOR THE PERIOD	**-258**	**-1,442**
BALANCING TOTAL	**1,020**	**1,048**
F. Interest expense on bond issued	**286**	**384**
F.1 Interest expense on bond issued	286	384
G. Commissions and fees related to the transaction	**71**	**71**
G.1 For servicing	1	1
G.2 For other services	70	70
H. Other expenses	**7**	**1,257**
Other expenses	7	1,257
TOTAL COSTS	**364**	**1,712**
I. Interest generated by securitised assets	**-**	**-**
L. Other income	**107**	**270**
TOTAL REVENUES	**106**	**270**
PROFIT (LOSS) FOR THE PERIOD	**-258**	**-1,442**

Part E - Risks and related risk management policies (Continued)

Attachment to table C.1.8 Continued

Eurofinance 2000 S.r.L. - Patrimonio Separato "Gemini 1"

	12.31.2009	12.31.2008
A. Securitised Assets	**5,524**	**7,788**
A.1 Principal	5,524	7,788
B. Use of liquid assets resulting from loan operations	**730**	**698**
B.1 Bank current account	520	627
B.2 Other financial investments	75	-
B.4 Other assets	135	71
Due from SPV	-	-
Other	135	71
TOTAL ASSETS	**6,254**	**8,486**
C. Bonds issued	**31,676**	**33,851**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	31,575	33,750
C.3 "Class C" Bonds	101	101
D. Loans received	**-**	**-**
E. Other liabilities	**157**	**146**
Due to SPV	64	-
Accrued interest expenses on securities	-	-
Other liabilities	93	146
PROFIT (LOSS) BROUGHT FORWARD	**-25,511**	**-25,092**
PROFIT (LOSS) FOR THE PERIOD	**-68**	**-419**
BALANCING TOTAL	**6,254**	**8,486**
F. Interest expense on bond issued	**563**	**1,165**
F.1 Interest expense on bond issued	563	1,165
G. Commissions and fees related to the transaction	**212**	**229**
G.1 For servicing	-	-
G.2 For other services	212	229
H. Other expenses	**1,999**	**2,143**
Other expenses	1,999	2,143
TOTAL COSTS	**2,774**	**3,537**
I. Interest generated by securitised assets	**465**	**573**
L. Other income	**2,241**	**2,545**
TOTAL REVENUES	**2,706**	**3,118**
PROFIT (LOSS) FOR THE PERIOD	**-68**	**-419**

Attachment to table C.1.8 Continued

Geldilux TS 2005 S.A.

	12.31.2009	12.31.2008
A. Securitised Assets	**1,999,571**	**2,002,380**
A.1 Principal	1,999,571	2,002,380
B. Use of liquid assets resulting from loan operations	**15,221**	**1,402,581**
B.1 Bank current account	11,928	1,362,043
B.2 Other uses	-	-
B.4 Other assets	3,293	40,538
Due from SPV	-	-
Other	3,293	40,538
TOTAL ASSETS	**2,014,792**	**3,404,961**
C. Bonds issued	**2,004,354**	**3,342,580**
C.1 "Class A" Bonds	1,913,867	3,191,377
C.2 "Class B" Bonds	33,075	55,152
C.3 "Class C + D" Bonds	33,149	55,272
C.4 "Class E + F" Bonds	24,263	40,779
D. Loans received	**-**	**-**
E. Other liabilities	**10,438**	**62,381**
Due to SPV	5,001	8,535
Accrued interest on bonds	-	-
Accrued interest on liquidity note	-	-
Other liabilities	5,437	53,846
Own funds	-	-
TOTAL LIABILITIES	**2,014,792**	**3,404,961**
F. Interest expense on bond issued	**83,284**	**457,997**
Interest on class "A", class "B", class "C", class "D" and Class "E" bonds	42,406	233,464
Interest expense on derivatives	40,878	224,533
G. Commissions and fees related to the transaction	**4,441**	**9,559**
G.1 for servicing	4,142	9,055
G.2 for other services	299	504
H. Other charges	**17,259**	**36,890**
Other costs	17,259	36,890
TOTAL COSTS	**104,984**	**504,446**
I. Interest generated by securitised assets	**68,041**	**279,175**
Interest income on derivatives	**35,532**	**219,518**
L. Other revenues	**1,411**	**5,753**
TOTAL REVENUES	**104,984**	**504,446**

Part E - Risks and related risk management policies (CONTINUED)

Attachment to table C.1.8 Continued

Geldilux TS 2007 S.A.

	12.31.2009	12.31.2008
A. Securitised Assets	**2,099,730**	**2,099,927**
A.1 Principal	2,099,730	2,099,927
B. Use of liquid assets resulting from loan operations	**15,135**	**36,805**
B.1 Bank current account	11,489	10,615
B.2 Other uses	-	-
B.4 Other assets	3,646	26,190
Due from SPV	-	-
Other	3,646	26,190
TOTAL ASSETS	**2,114,865**	**2,136,732**
C. Bonds issued	**2,109,164**	**2,131,887**
C.1 "Class A" Bonds	2,028,257	2,050,120
C.2 "Class B" Bonds	21,046	21,272
C.3 "Class C + D" Bonds	29,511	29,826
C.4 "Class E + F" Bonds + Liquidity note	30,350	30,669
D. Loans received	**-**	**-**
E. Other liabilities	**5,701**	**4,845**
Due to SPV	5,670	4,814
Accrued interest on bonds	-	-
Accrued interest on liquidity note	-	-
Other liabilities	31	31
Own funds	-	-
TOTAL LIABILITIES	**2,114,865**	**2,136,732**
F. Interest expense on bond issued	**82,668**	**213,004**
Interest on class "A", class "B", class "C" e class "D" bonds	39,261	109,976
Interest expense on derivatives	43,407	103,028
G. Commissions and fees related to the transaction	**4,300**	**4,309**
G.1 for servicing	4,258	4,270
G.2 for other services	42	39
H. Other charges	**18,863**	**15,445**
Other costs	18,863	15,445
TOTAL COSTS	**105,831**	**232,758**
I. Interest generated by securitised assets	**71,561**	**127,707**
L. Interest income on derivatives	**34,231**	**104,781**
L. Other revenues	**39**	**270**
TOTAL REVENUES	**105,831**	**232,758**

Attachment to table C.1.8 Continued

Geldilux TS 2008 S.A.

	12.31.2009	12.31.2008
A. Securitised Assets	**1,491,005**	**1,471,939**
A.1 Principal	1,491,005	1,471,939
B. Use of liquid assets resulting from loan operations	**48,574**	**43,024**
B.1 Bank current account	45,281	31,676
B.2 Other uses	-	-
B.4 Other assets	3,293	11,348
Due from SPV	-	-
Other	3,293	11,348
TOTAL ASSETS	**1,539,579**	**1,514,963**
C. Bonds issued	**1,497,208**	**1,471,115**
C.1 "Class A" Bonds	1,405,519	1,413,694
C.2 "Class B" Bonds	14,592	14,672
C.3 "Class C + D" Bonds	19,092	19,196
C.4 "Class E + Liquidity note	58,005	23,553
D. Loans received	**-**	**-**
E. Other liabilities	**42,371**	**43,848**
Due to SPV	33,026	1,902
Accrued interest on bonds	-	-
Accrued interest on liquidity note	-	-
Other liabilities	9,345	41,946
Own funds	-	-
TOTAL LIABILITIES	**1,539,579**	**1,514,963**
F. Interest expense on bond issued	**76,966**	**56,849**
Interest on class "A", class "B", class "C" e class "D" bonds	44,427	35,724
Interest expense on derivatives	32,539	21,125
G. Commissions and fees related to the transaction	**2,981**	**1,211**
G.1 for servicing	2,940	1,180
G.2 for other services	41	31
H. Other charges	**7,941**	**1,928**
Other costs	7,941	1,928
TOTAL COSTS	**87,888**	**59,988**
I. Interest generated by securitised assets	**44,010**	**26,306**
Interest income on derivatives	**37,336**	**33,579**
L. Other revenues	**6,542**	**103**
TOTAL REVENUES	**87,888**	**59,988**

Part E - Risks and related risk management policies (CONTINUED)

Attachment to table C.1.8 Continued

Quercia Funding S.r.L.

	12.31.2009	12.31.2008
A. Securitised Assets	**23,832**	**28,572**
A.1 Principal	23,832	28,572
B. Use of liquid assets resulting from loan operations	**9,780**	**5,972**
B.3 Others	-	5,972
Bank current account	2,376	256
Other financial investments	7,404	5,716
Other assets	-	1,446
Due from SPV	-	-
Other	-	1,446
TOTAL ASSETS	**33,612**	**35,990**
C. Bonds issued	**1,038**	**1,038**
C.5 "Class E" Bonds	1,038	1,038
D. Loans received	**-**	**-**
E. Other liabilities	**32,574**	**34,952**
Due to SPV	-	77
Other liabilities	32,574	34,875
TOTAL LIABILITIES	**33,612**	**35,990**
F. Interest expense on bond issued	**9,719**	**31,742**
Interest on Class "E"	9,719	31,742
G. Commissions and fees related to the transaction	**1,102**	**891**
G.1 For servicing	1,018	804
G.2 For other services	84	87
H. Other expenses	**3,635**	**12,045**
Other interest expense	-	-
Other expenses	3,635	12,045
TOTAL COSTS	**14,456**	**44,678**
I. Interest generated by securitised assets	**11,775**	**12,209**
L. Other income	**2,681**	**32,469**
Interest income	283	327
Other income	2,398	32,142
TOTAL REVENUES	**14,456**	**44,678**

Attachment to table C.1.8 Continued

Trevi Finance S.p.A.

	12.31.2009	12.31.2008
A. Securitised Assets	**370,798**	**545,126**
A.1 Loans	370,798	392,411
A.2 Bonds	-	152,715
B. Use of liquid assets resulting from loan operations	**31,675**	**18,500**
B.1 Bank current account	29,375	17,654
B.2 Other financial investments	2,291	837
B.4 Other assets	9	9
Due from SPV	-	-
Other	9	9
TOTAL ASSETS	**402,473**	**563,626**
C. Bonds issued	**551,472**	**907,333**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	-	-
C.3 "Class C" Bonds	378,216	564,133
C.4 "Class D" Bonds	173,256	343,200
D. Loans received	**276,313**	**248,695**
E. Other liabilities	**339,902**	**165,594**
E.1 Due to SPV	320,779	107,075
E.2 Accrued interest expenses on securities	1,800	7,841
E.3 Other liabilities	17,323	50,678
PROFIT (LOSS) BROUGHT FORWARD	**-757,996**	**-678,173**
PROFIT (LOSS) FOR THE PERIOD	**-7,218**	**-79,823**
BALANCING TOTAL	**402,473**	**563,626**
F. Interest expense on bond issued	**30,091**	**39,957**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	30,091	39,957
G. Commissions and fees related to the transaction	**2,271**	**1,692**
G.1 For servicing	2,043	1,471
G.2 For other services	228	221
H. Other expenses	**76,352**	**102,110**
Other expenses	76,352	102,110
TOTAL COSTS	**108,714**	**143,759**
I. Interest generated by securitised assets	**14,946**	**23,884**
L. Other income	**86,550**	**40,052**
TOTAL REVENUES	**101,496**	**63,936**
PROFIT (LOSS) FOR THE PERIOD	**-7,218**	**-79,823**

Part E - Risks and related risk management policies (Continued)

Attachment to table C.1.8 Continued

Trevi Finance n. 2 S.p.A.

	12.31.2009	12.31.2008
A. Securitised Assets	**260,438**	**493,402**
A.1 Loans	260,438	332,530
A.2 Bonds	-	160,872
B. Use of liquid assets resulting from loan operations	**121,005**	**68,998**
B.1 Bank current account	117,792	67,196
B.2 Other financial investments	1,909	1,790
B.4 Other assets	1,304	12
Due from SPV	-	-
Other	1,304	12
TOTAL ASSETS	**381,443**	**562,400**
C. Bonds issued	**901,319**	**1,053,540**
C.1 "Class A" Bonds	-	-
C.2 "Class B" Bonds	-	-
C.3 "Class C" Bonds	683,820	639,162
C.4 "Class D" Bonds	217,499	414,378
D. Loans received	**130,840**	**135,556**
E. Other liabilities	**137,993**	**119,988**
E.1 Due to SPV	122,288	112,870
E.2 Accrued interest expenses on securities	2,470	4,667
E.3 Accrued interest expenses on liquidity note	-	-
E.4 Other liabilities	13,235	2,451
PROFIT (LOSS) BROUGHT FORWARD	**-746,684**	**-717,977**
PROFIT (LOSS) FOR THE PERIOD	**-42,025**	**-28,707**
BALANCING TOTAL	**381,443**	**562,400**
F. Interest expense on bond issued	**51,879**	**54,493**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	51,879	54,493
G. Commissions and fees related to the transaction	**2,748**	**2,365**
G.1 For servicing	2,513	2,136
G.2 For other services	235	229
H. Other expenses	**99,826**	**75,888**
Other expenses	99,826	75,888
TOTAL COSTS	**154,453**	**132,746**
I. Interest generated by securitised assets	**16,519**	**26,021**
L. Other income	**95,909**	**78,018**
TOTAL REVENUES	**112,428**	**104,039**
PROFIT (LOSS) FOR THE PERIOD	**-42,025**	**-28,707**

Attachment to table C.1.8 Continued

Trevi Finance n. 3 S.r.L.

	12.31.2009	12.31.2008
A. Securitised Assets	**543,963**	**592,502**
A.1 Loans	373,962	432,151
A.2 Bonds	170,001	160,351
B. Use of liquid assets resulting from loan operations	**27,009**	**23,322**
B.1 Bank current account	24,967	23,312
B.2 Other financial investments	2,017	-
B.4 Other assets	25	10
Due from SPV	-	-
Other	25	10
TOTAL	**570,972**	**615,824**
C. Bonds issued	**1,142,367**	**1,175,562**
C.1 "Class A" Bonds	-	8,502
C.2 "Class B" Bonds	80,625	150,000
C.3 "Class C" Bonds	613,576	568,894
C.4 "Class D" Bonds	448,166	448,166
D. Loans received	**170,682**	**120,211**
E. Other liabilities	**173,843**	**150,307**
E.1 Due to SPV	111,244	99,927
E.2 Accrued interest expenses on securities	10,067	9,549
E.2 Accrued interest expenses on liquidity note	-	-
E.4 Other liabilities	52,532	40,831
PROFIT (LOSS) BROUGHT FORWARD	**-830,256**	**-686,115**
PROFIT (LOSS) FOR THE PERIOD	**-85,664**	**-144,141**
BALANCING TOTAL	**570,972**	**615,824**
F. Interest expense on bond issued	**62,077**	**66,399**
F.1 Interest on "Class B", "Class C" and "Class D" bonds	62,077	66,399
G. Commissions and fees related to the transaction	**2,249**	**2,132**
G.1 For servicing	2,046	1,931
G.2 For other services	203	201
H. Other expenses	**85,421**	**157,856**
Other expenses	85,421	157,856
TOTAL COSTS	**149,747**	**226,387**
I. Interest generated by securitised assets	**19,550**	**33,659**
L. Other income	**44,533**	**48,587**
L.1 Interest income	9,663	9,528
L.2 Other income	34,870	39,059
TOTAL REVENUES	**64,083**	**82,246**
PROFIT (LOSS) FOR THE PERIOD	**-85,664**	**-144,141**

Part E - Risks and related risk management policies (Continued)

C.2 Sales Transactions
C.2.1 Banking Group - Financial assets sold and not derecognised

	AMOUNTS AS AT 12.31.2009								
	FINANCIAL ASSETS HELD FOR TRADING			FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS			AVAILABLE FOR SALE FINANCIAL ASSETS		
TYPE / PORTFOLIO	A	B	C	A	B	C	A	B	C
A. Balance-sheet assets	**9,676,854**	**-**	**-**	**-**	**-**	**-**	**2,693,776**	**-**	**-**
1. Debt securities	9,676,854	-	-	-	-	-	2,693,776	-	-
2. Equity securities	-	-	-	-	-	-	-	-	-
3. UCIS	-	-	-	-	-	-	-	-	-
4. Loans	-	-	-	-	-	-	-	-	-
B. Derivatives	**-**	**-**	**-**	**X**	**X**	**X**	**X**	**X**	**X**
Total 12.31.2009	**9,676,854**	**-**	**-**	**-**	**-**	**-**	**2,693,776**	**-**	**-**
of which impaired	-	-	-	-	-	-	-	-	-
Total 12.31.2008	**9,496,908**	**-**	**-**	**1,997,852**	**-**	**-**	**3,337,695**	**-**	**-**
of which impaired	-	-	-	-	-	-	-	-	-

C.2.1 Banking Group - Financial assets sold and not derecognised Continued

	AMOUNTS AS AT 12.31.2009										
	HELD-TO-MATURITY INVESTMENTS			LOANS AND RECEIVABLES WITH BANKS			LOANS AND RECEIVABLES WITH CUSTOMERS			TOTAL	
TYPE / PORTFOLIO	A	B	C	A	B	C	A	B	C	12.31.2009	12.31.2008
A. Balance-sheet assets	**1,278,567**	**-**	**-**	**1,593**	**-**	**-**	**30,390,142**	**-**	**-**	**44,040,932**	**48,047,523**
1. Debt securities	1,278,567	-	-	-	-	-	-	-	-	13,649,197	18,764,157
2. Equity securities	X	X	X	X	X	X	X	X	X	-	-
3. UCIS	X	X	X	X	X	X	X	X	X	-	-
4. Loans	-	-	-	1,593	-	-	30,390,142	-	-	30,391,735	29,283,366
B. Derivatives	**X**	**X**	**X**	**X**	**X**	**X**	**X**	**X**	**X**	**-**	**-**
Total 12.31.2009	**1,278,567**	**-**	**-**	**1,593**	**-**	**-**	**30,390,142**	**-**	**-**	**44,040,932**	**-**
of which impaired	-	-	-	276	-	-	718,912	-	-	719,188	X
Total 12.31.2008	**2,335,803**	**-**	**-**	**2,047**	**-**	**-**	**30,756,614**	**-**	**-**	**-**	**48,047,523**
of which impaired	-	-	-	-	-	-	257,734	-	-	X	257,734

LEGEND:
A = Financial assets sold and fully recognised (carrying value)
B = Financial assets sold and partially recognised (carrying value)
C = Financial assets sold and partially recognised (total value)

Loans (A.4) are assets sold and not derecognized under securitizations (see A.3 Table C.1.5.).
These assets also include loans related to Obbligazioni Bancarie Garantite (Covered Bond) issuing program. These last amount to € 11,006,912 thousand.
Debt securities (A.1) are underlyings of reverse repos.

C.2.2 Banking Group - Financial liabilities relating to financial assets sold and not derecognised

	ANMOUNTS AS AT 12.31.2009						
LIABILITIES / ASSET PORTFOLIOS	FINANCIAL ASSETS HEDL FOR TRADING	FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS	AVAILABLE FOR SALE FINANCIAL ASSETS	HELD-TO-MATURITY INVESTMENTS	LOANS AND RECEIVABLES WITH BANKS	LOANS AND RECEIVABLES WITH CUSTOMERS	TOTAL
1. Deposits from customers	**414,811**	**-**	**266,907**	**-**	**1,445**	**17,083,900**	**17,767,063**
a) relating to fully recognised assets	414,811	-	266,907	-	1,445	17,083,900	17,767,063
b) relating to partially recognised assets	-	-	-	-	-	-	-
2. Deposits from Banks	**9,212,945**	**-**	**2,357,392**	**1,322,294**	**-**	**-**	**12,892,631**
a) relating to fully recognised assets	9,212,945	-	2,357,392	1,322,294	-	-	12,892,631
b) relating to partially recognised assets	-	-	-	-	-	-	-
3. Debt Securities in issue	**-**	**-**	**-**	**-**	**-**	**-**	**-**
a) relating to fully recognised assets	-	-	-	-	-	-	-
b) relating to partially recognised assets	-	-	-	-	-	-	-
Total 12.31.2009	**9,627,756**	**-**	**2,624,299**	**1,322,294**	**1,445**	**17,083,900**	**30,659,694**
Total 12.31.2008	**15,178,587**	**-**	**-**	**949,937**	**1,073,152**	**14,927,766**	**32,129,442**

C.3 Covered Bond Transactions

QUALITATIVE INFORMATION

In October 2008 the Group initiated a Covered Bond (OBG or Obbligazioni Bancarie Garantite) Program with residential mortgage loans as the underlying assets, in line with Banca d'Italia instructions dated May 17, the MEF decree dated December 14, 2006 and 2007 Law 130/99. Under this program UniCredit S.p.A. is issuer, UniCredit Family Financing Bank S.p.A. is originator and servicer, UniCredit BpC Mortgage s.r.l. (a SPV set up within the banking group as expressly authorized by Banca d'Italia) is guarantor of the OBG holders, within the limits of the cover pool and the auditing firm Mazars & Guerard S.p.A. is Asset Monitor.

The Group's main aims in issuing OBGs are to diversify its funding sources and fund at competitive rates. As with the securitizations, the difficulties in the markets made it advisable to use securitization as a means of increasing the Group's counterbalancing capacity by retaining the securities issued by the vehicle with the Group.

An integral feature of OBG Program management is maintaining a balance between the characteristics of the assets sold and the issues. This is necessary to maintain the efficacy of the guarantee given by the SPV to the bondholders.

Given the complexity of the transaction, a system of first- and second-level controls and procedures has been set up, as required by Banca d'Italia instructions, to identify units, functions, duties and responsibilities, and specific policies have been issued to this end. The policies were as approved by the competent committees, the Statutory Auditors and the Board of Directors of UniCredit and UniCredit Family Financing Bank.

As required by Banca d'Italia instructions on controls:

a) UniCredit's Risk Management function is charged with the management of the issuer's risks and checks:
   - the quality, suitability and integrity of the assets sold to guarantee the OBGs
   - that the maximum ratio of OBGs issued to assets sold to guarantee them is adhered to
   - that limits on sales and supplementary sales procedures are followed
   - the effectiveness and adequacy of the hedges provided by any derivatives contracts entered into in relation to the Program and
   - the trend in the balance between the cash flow arising from the cover pool and that absorbed by the OBGs in issue.

b) The Asset Monitor is an outside independent entity charged with checking at least annually the regularity of the transactions and the integrity of the guarantee to the bondholders.

c) UniCredit's internal audit department is responsible for a complete audit (to be conducted at least once a year of the adequacy of the controls performed.

d) The results of the audits performed by the Asset Monitor and the issuer's internal audit department are submitted to the governing bodies.

At December 2009 eight covered bond tranches had been issued for a total amount of €8.5 billion, of which €5 billion within the Group.

Part E - Risks and related risk management policies (Continued)

Information on Structured Credit Products and Trading Derivatives with customers

The deterioration of US subprime loans was one of the main factors behind the financial markets turmoil which started in H2 2007 and showed the first recovery signals only during 2009 thereby reducing the risk of a recessionary relapse.
This deterioration caused a general widening of credit spreads and a gradual transformation of the securitized credits market into an illiquid market characterized by forced sales.

Given this situation the market's need for information on the exposures held by banks increased with structured credit products being traded directly or through SPVs.
Already in 2007 the Group provided ample information on these products, on the operations of the sponsored conduits and on derivatives with customers, together with the principles followed to measure and manage risk.

In 2008, additionally, several international and Italian organisms and regulators (viz., the Financial Stability Forum, the CEBS - Committee of European Banking Supervisors, Banca d'Italia and CONSOB) published documents requiring banks to increase disclosure of their investments in consolidated SPEs (Special Purpose Entities), structured credit products, trading derivatives with customers and fair value measurement policies, in accordance with a proposal based on current best practice for financial information.

Starting with its First Half 2008 Report, the Group has therefore provided this information, which is here updated to December 31, 2009. This is an addition to the compulsory disclosure required by Banca d'Italia in Section 1 C. Securitizations and sale transactions, whereas information on liquidity risk, sensitivity analysis and stress testing of the trading book, is given in Sections 2 and 3 below.

A glossary of terms and acronyms is included in the annexes hereto.

1. Structured Credit Products

A detailed description of the Group's business in structured credit products is provided below. We firstly analyze the Group's activity as "originator" (through SPVs) of the assets underlying securitization transactions and then the activity of other consolidated and non-consolidated SPVs, which have different underlying assets.

Information on the exposures to monoline insurers and leveraged finance, as well as details on the methods to calculate the fair value of structured credit products are also given below.

1.1 The Group as Originator

The Group's origination consists of the sale of on-balance sheet receivables portfolios to vehicles set up as securitization companies under Law 130/1999 or similar non-Italian legislation.
The buyer finances the purchase of the receivables portfolios by issuing bonds of varying seniority and transfers its issue proceeds to the Group. The yield and maturity of the bonds issued by the buyer therefore mainly depend on the cash flow expected from the assets being sold.
As a further form of security to bondholders, these transactions may include special types of credit enhancement, e.g., subordinated loans, financial guarantees, standby letters of credit or over-collateralization.

The Group's objectives when carrying out these transactions are usually the following:

- to free up economic and regulatory capital by carrying out transactions that reduce capital requirements under current rules by reducing credit risk
- to reduce funding costs given the opportunity to issue higher-rated bonds with lower interest rates than ordinary senior bonds and
- to originate securities that can be used to secure repos with Banca d'Italia and the ECB (i.e. counterbalancing capacity).

The Group carries out both traditional securitizations whereby the receivables portfolio is sold to the SPV and synthetic securitizations which use credit default swaps to purchase protection over all or part of the underlying risk of the portfolio.

The Group makes limited use of this type of transactions. The amount of securitized loans[1], net of the transactions in which the Group has acquired all the liabilities issued by the SPVs (the so-called self-securitizations), accounts for approximately 10.59% of the Group's credit portfolio. Self-securitizations in turn account for 6.46% of the loan portfolio.

1. We refer to loans sold, also synthetically, but not derecognized from balance sheet.

In 2008 the Group also initiated a Covered Bond (OBG - Obbligazioni Bancarie Garantite) Program under the provisions of Italian Law 130/99. The underlying residential mortgage loans were transferred to an SPE set up for this purpose and included in the Banking Group. Eight tranches of OBG totaling €8.5 billion were issued, of which 5 billion retained in the Group.

As at December 31, 2009 similar covered bonds under German law (Pfandbriefe) amounted to €36,929,700 thousand, of which €29,873,900 thousand were backed by mortgage loans and €7,055,800 thousand by loans to the public sector.

Under traditional securitizations the Group retains the first loss in the form of junior bonds or similar exposure and in some cases provides further credit enhancement as described above. This enables the Group to benefit from the portion of the sold receivables' yield in excess of the yield due to the senior and mezzanine tranches.

Retention by the Group of the first loss risk and the corresponding yield means that most of the risk and return on the portfolio is retained. Consequently these transactions are recognized in the accounts as loans and no profits arising out of the transfer of the assets are recognized and the sold receivables are not derecognized.

Synthetic securitizations also entail retention of the receivables subject to credit default protection on the balance sheet. The swap is recognized in the accounts, as well as any other retained interest.

The following table shows the Group's retained **gross and net cash exposure** under securitizations in which it was the originator, subdivided according to whether or not the receivables were derecognized in the accounts.

The amounts given are mainly interests retained by the originator, net of self-securitizations, as required by the first update to Banca d'Italia Circular 262/2005 (see also Part A - Accounting Policies). ABSs arising out of securitizations and held in the Corporate & Investment Banking Division's and UniCredit Bank Ireland's portfolio are also shown.

Exposures deriving from the securitization of own assets

(€ '000)

	BALANCE SHEET EXPOSURE AS AT		
	12.31.2009		12.31.2008
	GROSS EXPOSURE (NOMINAL AMOUNT)	NET EXPOSURE (*)	NET EXPOSURE (*)
- Assets sold totally derecognized	1,539,034	1,210,928	1,014,793
- Assets sold but not derecognized	1,813,424	2,299,477	4,506,127 (§)
- Synthetic transactions	42,091,947	41,214,576	40,780,970
Total	**45,444,405**	**44,724,981**	**46,301,890**

(*) The net exposure includes the sold loans' amount of yield due but not received in excess of amounts paid on securities places at third counterparties.

(§) Amount adjusted excluding self-securitizations, following 1st update circ. Bank of Italy 262/2005 dated November 18th, 2009.

Part E - Risks and related risk management policies (Continued)

Retained tranches break down according to **the level of subordination** as follows:

Exposures deriving from the securitization of own assets broken down by subordination degree (€ '000)

	AMOUNTS AS AT				
	12.31.2009				12.31.2008
	SENIOR	MEZZANINE	JUNIOR	TOTAL	TOTAL
Balance sheet exposure	**41,210,225**	**2,194,425**	**1,320,331**	**44,724,981**	**46,301,890**
- Assets sold totally derecognized	115,897	842,104	252,927	1,210,928	1,014,793
- Assets sold but not derecognized	1,313,802	140,810	844,865	2,299,477	4,506,127 (§)
- Synthetic transactions	39,780,526	1,211,511	222,539	41,214,576	40,780,970
Guarantees given	**-**	**77,956**	**-**	**77,956**	**160,222**
- Assets sold totally derecognized	-	77,956	-	77,956	94,302
- Assets sold but not derecognized	-	-	-	-	-
- Synthetic transactions	-	-	-	-	65,920
Credit facilities	**-**	**626,812**	**30,220**	**657,032**	**712,537**
- Assets sold totally derecognized	-	626,812	-	626,812	667,317
- Assets sold but not derecognized	-	-	30,220	30,220	45,220
- Synthetic transactions	-	-	-	-	-

(§) Amount adjusted excluding self-securitizations, following 1st update circ. Bank of Italy 262/2005 dated November 18th, 2009.

The transactions included under "Assets sold and derecognized" are those in which the Group, while retaining most of the risk and return of the underlying receivables, nevertheless derecognized them because the transaction was prior to January 1st, 2002. On first adoption of IFRS the option permitted by IFRS 1 that allows assets sold before January 1st, 2004 not to be rerecognized, regardless of the amount of risk and return retained, was taken.

Beside the indicated exposures, the Group has also carried out traditional transactions concerning performing loans by purchasing the liabilities issued by the SPVs (so-called self-securitizations) for a total amount of €41,522,071 thousand.

In 2009 two self-securitizations were carried out, whose underlyings were leasing contracts originated in Italy concerning the use of motor vehicles, capital goods and real-estate assets for a nominal amount of €1,705,231 thousand and residential mortgages originated in Italy for a nominal amount of €3,499,601 thousand.

However, assessment and monitoring of risk underlying securitizations are performed with regard not to exposure to the SPV but rather to the sold receivables, which are monitored continuously by means of Interim reports showing status of the receivables and repayment performance.

The following tables give a breakdown of the Group's retained (i.e., non-derecognized) receivables **by region and asset quality**, and **by traditional and synthetic securitizations.**

Securitized assets broken down by geographical area (€ '000)

	AMOUNTS AS AT 12.31.2009								
	ITALY	GERMANY	AUSTRIA	OTHER EU COUNTRIES	OTHERS EUROPEAN COUNTRIES (NON EU)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
Assets sold but not derecognized									
- Residential mortgage loans	9,623,047	-	-	-	-	-	-	-	9,623,047
- Leasing	3,878,106	-	-	292,760	-	-	-	-	4,170,866
- SME loans	-	-	-	-	-	-	-	-	-
- Corporate loans	-	5,588,928	-	-	1,982	-	-	-	5,590,910
- Others	-	-	-	-	-	-	-	-	-
Total	**13,501,153**	**5,588,928**	**-**	**292,760**	**1,982**	**-**	**-**	**-**	**19,384,823**

Securitized assets broken down by geographical area (€ '000)

	AMOUNTS AS AT 12.31.2009								
	ITALY	GERMANY	AUSTRIA	OTHER EU COUNTRIES	OTHERS EUROPEAN COUNTRIES (NON EU)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
Synthetic transactions									
- Residential mortgage loans	877	12,379,347	2,871	99,444	-	233	112	180	12,483,064
- Commercial mortgage loans	-	2,999,794	7,645	134,275	-	-	-	2,755	3,144,469
- SME loans	2,329,010	4,104,956	1,792,719	88,870	-	21,566	8,794	39,828	8,385,743
- Corporate loans	736,125	3,541,939	3,864,136	9,039,993	697,660	2,304,783	1,794,390	2,723,898	24,702,924
- Others	-	11,831	7,082	-	-	4,148	-	-	23,061
Total	**3,066,012**	**23,037,867**	**5,674,453**	**9,362,582**	**697,660**	**2,330,730**	**1,803,296**	**2,766,661**	**48,739,261**

Securitized assets broken down by asset quality (€ '000)

	AMOUNTS AS AT 12.31.2009		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Assets sold but not derecognized			
- Residential mortgage loans	9,396,409	226,638	9,623,047
- Leasing	3,816,500	354,366	4,170,866
- SME loans	-	-	-
- Corporate loans	5,588,789	2,121	5,590,910
- Others	-	-	-
Total	**18,801,698**	**583,125**	**19,384,823**

Securitized assets broken down by asset quality (€ '000)

	AMOUNTS AS AT 12.31.2009		
	OTHER ASSETS (PERFORMING)	IMPAIRED ASSETS	TOTAL
Synthetic transactions			
- Residential mortgage loans	12,258,773	224,291	12,483,064
- Commercial mortgage loans	3,119,466	25,003	3,144,469
- SME loans	8,117,644	268,099	8,385,743
- Corporate loans	23,954,291	748,633	24,702,924
- Others	22,861	200	23,061
Total	**47,473,035**	**1,266,226**	**48,739,261**

Funded securitization structures originated by the Group mainly have as underlyings residential mortgages originated in Italy corporate loans originated in Germany and leasing granted to Italian counterparties.
Synthetic securitization structures have mainly residential mortgages and loans to Corporate and Small Medium Entities originated in UE countries as underlyings.

Performing assets account for 96.99% of traditional securitizations' portfolio and 97.4% of synthetic transactions' portfolio.

The Group is not an originator of securitizations having as underlying US residential mortgages, neither prime nor subprime nor Alt-A.
The fair value of assets sold and not derecognized exceeds the carrying amount by over €1,200 million.

1.2 Other Consolidated SPVs

SPVs which do not perform securitization transactions of Group assets, but whose risks are mainly borne by the Group, which also receives their returns, are consolidated as well, even if they do not belong to the Banking Group.

Consolidation of these vehicles is required by IAS 27, and by the related interpretation SIC 12.

Starting from 2007, the consolidation perimeter includes vehicle companies sponsored by the Group and issuing commercial papers (so-called Asset Backed Commercial Paper Conduits) and set up both as multi-seller customer conduits to give clients access to the securitization market, and as arbitrage conduits.

Part E - Risks and related risk management policies (Continued)

In particular, Arabella Finance Ltd., Salome Funding Ltd. and Black Forest Funding Corp. are Customer Conduits, while Bavaria Universal Funding Corp. falls within the category of Arbitrage conduits.

Additionally, also the following vehicles are now included in consolidation, as they now meet the requirements provided by the above mentioned SIC 12 and the consolidation requirements under IFRS (see Part A, Section 3 - Consolidation Procedures and Scope): Altus Alpha Plc, Grand Central Funding Corp., Redstone Mortgages Plc and a further 11 vehicles operating in Tender Option Bond (TOB).

Customer conduits require the formation and management of a bankruptcy-remote company (i.e., one that would be immune from any financial difficulties of the originator) which directly or indirectly buys receivables created by companies outside the Group.

The receivables underlying these transactions are not bought directly by the conduit set up by the Group, but by a purchase company which in turn is wholly funded by the conduit by means of commercial paper or medium term notes.

In some circumstances purchase companies fund further SPVs which buy loan portfolio.

The main purpose of these transactions is to give corporate clients access to the securitization market and thus to lower funding costs than would be borne with direct funding.

Arbitrage conduits require the formation and management of an SPV that buys highly rated corporate bonds, asset-backed securities and loans.

The purpose is to achieve a profit on the spread between the yield on the assets held, usually medium/long-term, and the short/medium-term securities issued to fund the purchase.

The conduits' purchase of assets is financed by short-term commercial paper and medium-term note issues.

Payment of interest and redemption of the securities issued by the conduit therefore depends on cash flow from the receivables purchased (credit risk) and the ability of the conduit to roll over or replace its market funding on maturity (liquidity risk).

To guarantee prompt redemption of the securities issued by the conduit, these transactions are guaranteed by a standby letter of credit covering the risk of default both of specific assets and of the whole program.

The underwriters of issued securities also benefit from security provided by specific liquidity lines which the conduit may use if it unable to place new commercial paper to repay maturing paper, e.g. during market turmoil.

These liquidity lines may not however be used to guarantee redemption of securities issued by the conduit in the event of default by the underlying assets.

In its role as sponsor, the Group selects the asset portfolios purchased by conduits or purchase companies, provides administration of the assets and both standby letters of credit and liquidity lines.

For these services the Group receives fees and also benefits from the spread between the return on the assets purchased by the SPV and the securities issued.

Starting from H2 2007 the securities issued by these conduits experienced a significant contraction in investor demand. The Group has consequently purchased directly all their outstanding commercial paper.

However, the situation improved during 2009, as shown by the trend of **exposures to conduits** sponsored by the Group, which are disclosed in the table below.

Exposures sponsored by the Group (€ '000)

	AMOUNTS AS AT	
	12.31.2009	12.31.2008
Balance sheet exposures	**2,347,103**	**5,268,124**
- Arabella Finance Ltd	-	2,185,413
- Bavaria Universal Funding Corp	751,603	322,644
- Salome Funding Ltd	1,595,500	2,760,067
Credit facilities	**1,614,149**	**1,775,512**
- Arabella Finance Ltd	1,556,083	219,712
- Bavaria Universal Funding Corp	1,555	1,109,850
- Salome Funding Ltd	56,511	445,950

The lines of credit shown are the difference between total credit lines granted and the amount of commercial paper underwritten by the Group. This figure is the additional risk exposure incurred by the Group and arising from commercial paper purchased by third parties and commitments to purchase further assets under the program.

Cash exposures are commercial paper purchased by the Group. These exposures are fully consolidated and therefore not visible in the consolidated accounts.

As regards the business of the above-mentioned SPVs, Altus Alpha Plc operates in investment fund units, Grand Central Funding Corp. in intercompany repurchase agreements, Redstone Mortgages Plc in the warehousing portfolio of UK mortgage loans, while Tender Option Bond vehicles operate in bonds issued by US local authorities and municipalized companies.

Due to its activity of loan and credit lines underwriting and the subscription of liabilities issued by these vehicles, also in these cases the Group bears most of the risk and receives most of the returns on this business.

The following table shows the amount of **exposures towards other consolidated SPVs**.

Exposures toward other consolidated SPV (€ '000)

	AMOUNTS AS AT 12.31.2009
Balance sheet exposures	**2,754,750**
- Altus Alpha Plc	1,100,178
- Grand Central Funding Corp	70
- Redstone Mortgages Plc	1,652,735
- TOB Trusts	1,767
Credit facilities	**324,752**
- Altus Alpha Plc	-
- Grand Central Funding Corp	139
- Redstone Mortgages Plc	-
- TOB Trusts	324,613

According to the line-by-line consolidation method, the following items should be recognized in Consolidated Accounts:
- assets held by consolidated vehicles in place of the loans provided to them or the liabilities subscribed by Group companies , now eliminated on consolidation
- loans to purchase companies for non-consolidated subordinated vehicles.

The consolidated Accounts include the substance of the assets in the books of the non-consolidated purchase companies because they are wholly financed by the consolidated conduits.

Part E - Risks and related risk management policies (CONTINUED)

The following table gives the amount of the **consolidated SPVs' assets by region.**

Consolidated SPVs' assets broken down by geographical area (€ '000)

	AMOUNTS AS AT 12.31.2009								
	CONSOLIDATED SPVS								
	ITALY	GERMANY	AUSTRIA	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	AMERICA	ASIA	REST OF THE WORLD	TOTAL
- Residential mortgage loans	-	-	-	-	1,512,610	-	-	194,391	1,707,001
- Commercial mortgage loans	-	-	-	-	608,601	-	-	-	608,601
- Leasing	-	492,859	-	-	-	-	-	-	492,859
- Credit cards	-	-	-	-	-	-	-	-	-
- Consumer loans	903,104	-	-	-	-	-	-	-	903,104
- SME loans	-	-	-	-	-	-	-	-	-
- State related entities	-	-	-	-	-	-	-	-	-
- Others	80,664	266,101	-	-	170,284	242,599	-	-	759,648
- RMBS	-	-	-	-	-	1,537	-	-	1,537
- CMBS	-	-	-	-	-	109,700	-	-	109,700
- CDO	-	-	-	-	-	4,348	-	-	4,348
- CLO / CBO	-	-	-	-	-	85,547	-	-	85,547
- Corporate bonds	-	51,924	-	-	-	351,826	-	-	403,750
- Municipal and local Government bonds	-	-	-	-	-	226,291	-	-	226,291
- Investement funds	24,146	-	-	-	391,222	-	-	227,751	643,119
Total	**1,007,914**	**810,884**	**-**	**-**	**2,682,717**	**1,021,848**	**-**	**422,142**	**5,945,505**

The item "Others" comprises corporate loans and short-term commercial loans.

Over 55% of the structured credit products (i.e. RMBS, CMBS, CDO and CLO/CBO) held by the conduits were rated A or better and about 44% were rated triple-A.

The underlyings were almost entirely of US origin.

The quality of assets held by consolidated vehicles, which are mainly mortgage loans and consumer loans is carried out by specific units using a look-through approach with the aim of analyzing the performance of the underlying receivables portfolios.

As at December 31, 2009 impaired loans were €188,884 thousand, entirely attributable to Redstone Mortgage Plc. Valuations performed in the year (also for the purposes of first consolidation) were made particularly complex by the difficult macro-economic environment and led to the recognition of costs in the amount of €166,718 thousand, of which €93,985 thousand were impairment losses.

The **residual life of consolidated vehicles' underlyings** is given in the following table. Average residual life is in most cases under one year or over five years.

Consolidated SPVs' assets broken down by residual life (€ '000)

	AMOUNTS AS AT 12.31.2009			
REMAINING AVERAGE LIFE	LESS THAN 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	TOTAL
- Residential mortgage loans	383,275	-	1,323,726	1,707,001
- Commercial mortgage loans	-	-	608,601	608,601
- Leasing	492,859	-	-	492,859
- Credit cards	-	-	-	-
- Consumer loans	903,104	-	-	903,104
- SME loans	-	-	-	-
- State related entities	-	-	-	-
- Others	636,212	75,105	48,331	759,648
- RMBS	-	-	1,537	1,537
- CMBS	-	4,137	105,563	109,700
- CDO	-	-	4,348	4,348
- CLO / CBO	-	-	85,547	85,547
- Corporate bonds	121,275	17,310	265,165	403,750
- Municipal and local Government bonds	-	-	226,291	226,291
- Investement funds	623,480	19,639	-	643,119
Total	**3,160,205**	**116,191**	**2,669,109**	**5,945,505**

Assets recognized in financial statements, due to consolidation of vehicles, are a marginal portion of the Group's assets.

The following table shows these **assets by balance sheet classification and as a percentage of total assets** in the same class.

Consolidated SPVs broken down by type of financial assets portfolio (€ '000)

	AMOUNTS AS AT 12.31.2009					
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL
Balance sheet amount	643,119	377,768	4,471,214	142,382	311,022	5,945,505
% IAS portfolio	0.48%	2.52%	0.70%	1.34%	0.90%	0.71%

1.3 Other non-consolidated SPVs

The Group is also an investor in structured credit instruments issued by vehicles which are not consolidated, as these instruments do not bear most of the risk and do not receive most of the return on the operations carried out by SPVs.

These exposures are mainly held on the books of the Corporate and Investment Banking Division (CIB) and UniCredit Bank Ireland.

This business was particularly affected by the difficult situation on the financial markets, which began in 2007 and determined a transformation of the structured credit product market into an illiquid market.

Against this background, in 2008 the Group ring-fenced these products in a specific Global ABS Portfolio managed with the aim of maintaining the holdings, also in view of the fact that the underlyings have good fundamentals. This portfolio is subject to monitoring and reporting of both credit risk and market risk.

This new strategy has been reflected in the accounts through the reclassification of most of these positions in the item "loans and receivables to customers" occurred for the most part in the second half of 2008 and, for the remaining, in the first half 2009. See Section 1.4 for information about the effects of this reclassification.

This portfolio shows the following characteristics:
- high *seniority* with an insignificant percentage of junior positions;
- predominance of residential mortgage-backed securities and commercial mortgage-backed securities;
- an insignificant portion of products has US Subprime or Alt-A mortgages as underlyings;
- high rating (over 95% of the positions is classified as "investment grade")
- mainly concentrated in EU Countries.

Part E - Risks and related risk management policies (Continued)

Main features of structured credit portfolio (€ '000)

	12.31.2009				12.31.2008			
Measurement	FV/P&L	FV/EQUITY	AMORTISED COST	Total	FV/P&L	FV/EQUITY	AMORTISED COST	Total
Net exposure	557,590	214,650	7,898,756		795,309	589,988	10,636,356	
Seniority	SENIOR	MEZZANINE	JUNIOR		SENIOR	MEZZANINE	JUNIOR	
Net exposure	6,808,256	1,806,876	55,864		9,151,017	2,767,460	103,176	
Asset class	RMBS/CMBS	CDO/CLO	OTHER ABS AND LOANS	8,670,996	RMBS/CMBS	CDO/CLO	OTHER ABS AND LOANS	12,021,653
Net exposure	5,093,228	1,840,737	1,737,031		6,175,145	2,616,034	3,230,474	
Underlying	US SUBPRIME	US ALT-A	ALTRO		US SUBPRIME	US ALT-A	ALTRO	
Net exposure	35,678	52,117	8,583,201		50,973	54,779	11,915,901	

Rating %	AAA	OTHER INVESTMENT GRADE	NON INVESTMENT GRADE		AAA	OTHER INVESTMENT GRADE	NON INVESTMENT GRADE	
% on net exposure	50.81%	44.43%	4.76%	100%	78.40%	19.63%	1.97%	100%
Country %	US	EUROPEAN	OTHER		US	EUROPEAN	OTHER	
% on net exposure	9.92%	82.93%	7.15%		8.17%	82.17%	9.66%	

The following table gives Group's **exposure** to these instruments, which is limited, viz. 1.04% of **total financial instruments.**

Structured credit product exposures broken down by type of financial assets portfolio (€ '000)

	BALANCE SHEET EXPOSURE AS AT 12.31.2009						
	FINANCIAL ASSETS HELD FOR TRADING	FINANCIAL ASSETS MEASURED AT FAIR VALUE	LOANS AND RECEIVABLES	FINANCIAL ASSETS HELD TO MATURITY	FINANCIAL ASSETS AVAILABLE FOR SALE	TOTAL	12.31.2008 TOTAL
Balance sheet amount	460,307	97,283	7,739,099	159,657	214,650	**8,670,996**	12,021,653
% IAS portfolio	0.34%	0.65%	1.20%	1.50%	0.62%	**0.98%**	1.25%

A breakdown of the Group's **gross and net exposure to structured credit products.**

Structured credit product exposures (€ '000)

	AMOUNTS AS AT 12.31.2009	
EXPOSURE TYPE	GROSS EXPOSURE (NOMINAL AMOUNT)	NET EXPOSURE (CARRYING AMOUNT)
RMBS	3,760,849	3,579,329
CMBS	1,671,790	1,513,899
CDO	810,964	457,409
CLO/CBO	1,803,078	1,383,328
ABS others	1,512,854	1,313,571
Loans	423,460	423,460
Total	**9,982,995**	**8,670,996**

Cash exposure, as mentioned, consists almost entirely of asset backed securities amounting to € 8,247,536 thousand mainly held in the Global ABS portfolio in the books of the CIB and UniCredit Bank Ireland.

Following tables reports, respectively for ABS, loans and guarantees, the exposure amount together with their seniority.

The tables do not show the ABSs originated by UniCredit securitizations, whether synthetic or traditional. These are shown in the table given in the 'Group as Originator' section above.

Structured credit product exposures broken down by subordination degree (€ '000)

EXPOSURE TYPE	AMOUNTS AS AT 12.31.2009			
	SENIOR	MEZZANINE	JUNIOR	TOTAL
- RMBS	3,063,312	506,954	9,063	3,579,329
- Prime	2,820,945	375,302	-	3,196,247
- Subprime	5,463	9,905	4,805	20,173
- Nonconforming	236,904	121,747	4,258	362,909
- CMBS	1,145,857	368,042	-	1,513,899
- CDO	250,403	206,762	244	457,409
- CDO of ABS / CDO of CDO	*3,745*	*57,312*	-	*61,057*
- CDO Balance Sheet	*144,596*	*1,837*	-	*146,433*
- CDO Market Value	-	-	-	-
- CDO Preferred Stock	-	*61,662*	-	*61,662*
- CDO Synthetic Arbitrage	*16,041*	*6,470*	*196*	*22,707*
- CRE CDO	*20,049*	*8,503*	-	*28,552*
- CDO others	*65,972*	*70,978*	*48*	*136,998*
- CLO/CBO	1,047,987	329,810	5,531	1,383,328
- CLO SME	*197,384*	*124,637*	*130*	*322,151*
- CLO arbitrage/balance sheet	*415,210*	*80,307*	*251*	*495,768*
- CLO / CBO altri	*435,393*	*124,866*	*5,150*	*565,409*
- Consumer loans	422,021	40,882	-	462,903
- Credit cards	108,232	9,302	-	117,534
- Student loans	70,683	47,590	-	118,273
- Leasing	223,367	50,974	-	274,341
- Others	277,243	32,797	30,480	340,520
Total balance sheet exposures	**6,609,105**	**1,593,113**	**45,318**	**8,247,536**

Loans and guarantees (€ '000)

EXPOSURE TYPE	AMOUNTS AS AT 12.31.2009							
	ON BALANCE SHEET EXPOSURES				OFF BALANCE SHEET EXPOSURES			
	SENIOR	MEZZANINE	JUNIOR	TOTAL	SENIOR	MEZZANINE	JUNIOR	TOTAL
Loans	**199,151**	**213,763**	**10,546**	**423,460**	**368,707**	**76,431**	**-**	**445,138**
- Residential mortgages	-	195,543	8,914	204,457	-	-	-	-
- Commercial mortgages	-	-	-	-	-	-	-	-
- CDO	-	-	-	-	-	-	-	-
- CLO	-	-	-	-	-	-	-	-
- Credit Cards	-	-	-	-	-	-	-	-
- Consumer loans	149,151	-	-	149,151	-	-	-	-
- Student Loans	-	-	-	-	-	76,431	-	76,431
- Others	50,000	18,220	1,632	69,852	368,707	-	-	368,707
Guarantees given	**-**	**-**	**-**	**-**		**-**	**-**	**-**
Credit facilities	**-**	**-**	**-**	**-**	**11,156**	**-**	**-**	**11,156**

The above table presents the Group's exposure to SPEs, including guarantees given and lines of credit.
This support is generally given when structuring securitizations for third parties as manager or arranger of the transactions. .

At December 31, 2009 the Group's exposure in structured credit products was €8,670,996 thousand, a reduction of over 27% from December 31, 2008 when the figure was €12,021,653 thousand.

The exposure in ABSs fell from €10,965,470 thousand at December 31, 2008 to €8,247,536 thousand.

Also exposure in the form of loans to vehicles fell from €1,056,183 thousand at December 31 to €423,460 thousand. Unutilized portion of credit lines and guarantees given amounts to €456,294 thousand.

In addition to reported exposures, the Group is exposed to Credit Default Swaps having structured credit products as underlyings. These instruments have a negative fair value of € 270,446 thousand and a notional amount of € 1,615,676 thousand.

Part E - Risks and related risk management policies (Continued)

The good credit quality of this portfolio is borne out by the fact that over 89% of these instruments are rated A or better and over 50% of the portfolio is triple-A rated.

At December 31, 2009 over 95% of these exposures were rated A and 78% of the portfolio was rated triple-A. The change was due to the general worsening of market conditions in the first 9 months of 2009.

Over 82% of the exposure is toward countries belonging to European Union.
Exposure to Greece, Ireland, Portugal and Spain accounts for 20.68%, most of which concerns exposures to Spanish underlying assets (13%).

The following tables give a breakdown of the **net exposure** at December 31 2009, **by instrument, rating and region**.

Structured credit product exposures broken down by rating class

EXPOSURE TYPE	AAA	AA	A	BBB	BB	B	CCC	CC	C	NR
RMBS	72.55%	18.91%	2.60%	2.29%	1.56%	0.75%	1.09%	0.12%	0.13%	0.00%
CMBS	29.56%	35.37%	21.57%	11.21%	2.29%	0.00%	0.00%	0.00%	0.00%	0.00%
CDO	10.38%	51.26%	5.37%	16.70%	6.16%	0.28%	6.48%	2.45%	0.86%	0.06%
CLO/CBO	16.33%	55.27%	14.43%	7.85%	3.75%	1.87%	0.07%	0.04%	0.00%	0.39%
Other ABS	66.47%	19.47%	3.78%	5.11%	0.25%	0.28%	0.00%	0.00%	0.00%	4.64%
Total	**50.81%**	**29.91%**	**8.41%**	**6.11%**	**2.11%**	**0.70%**	**0.84%**	**0.19%**	**0.11%**	**0.81%**

Structured credit product exposures broken down by geographical area

EXPOSURE TYPE	ITALY	OTHER UE COUNTRIES	OTHER EUROPEAN COUNTRIES (NON UE)	ASIA	USA	REST OF THE WORLD
RMBS	9.15%	79.81%	0.00%	1.01%	1.93%	8.10%
CMBS	6.54%	80.10%	0.00%	6.49%	5.93%	0.94%
CDO	0.00%	25.95%	0.00%	11.00%	55.68%	7.37%
CLO/CBO	0.08%	76.14%	2.79%	0.08%	19.47%	1.44%
Other ABS	40.89%	45.22%	0.06%	1.63%	10.29%	1.91%
Total	**11.70%**	**70.75%**	**0.48%**	**2.51%**	**9.92%**	**4.64%**

The Group's portfolio includes the following:

RMBSs: Residential mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of residential mortgages securitized by a non-Group originator.

An insignificant portion of these instruments has US Subprime or Alt-A mortgages as underlyings.

The following table shows the main characteristics of these instruments as at December 31, 2009 and December 31, 2008.

RMBS

	12.31.2009	12.31.2008
Gross Exposure	3,760,849	4,814,821
Net Exposure	3,579,329	4,485,457
% AAA	72.55%	86.42%
% Investment grade	23.80%	12.58%
% Sub Investment grade	3.65%	1.00%
% USA	1.93%	1.79%
% Europe	88.96%	88.52%
% Rest of the world	9.11%	9.69%
there of US Subprime	20,173	30,294
there of US Alt-A	48,328	49,579

CMBSs: Commercial mortgage backed securities are notes issued by SPVs whose redemption depends on the performance of commercial mortgages securitized by a non-Group originator.

The following table shows the main characteristics of these instruments as at December 31, 2009 and December 31, 2008.

CMBS

	12.31.2009	12.31.2008
Gross Exposure	1,671,790	1,877,932
Net Exposure	1,513,899	1,689,688
% AAA	29.56%	74.50%
% Investment grade	68.15%	25.50%
% Sub Investment grade	2.29%	0.00%
% USA	5.93%	5.71%
% Europe	86.64%	84.26%
% Rest of the world	7.43%	10.03%
there of US Subprime	-	-
there of US Alt-A	-	-

CDOs: Collateralized debt obligations are notes with varying seniority issued by SPVs in respect of debt instruments, including structured credit instruments (CDOs of ABS).

As with all asset-backed securities, redemption of these notes depends on the performance of the underlying assets and any additional security.

The purpose of these instruments is to benefit from the spread between the notes' yield and that of the assets.

An insignificant portion of these instruments has US Subprime or Alt-A mortgages as underlyings.

The following table shows the main characteristics of these instruments as at December 31, 2009 and December 31, 2008.

CDO

	12.31.2009	12.31.2008
Gross Exposure	810,964	1,205,909
Net Exposure	457,409	849,709
% AAA	10.38%	64.06%
% Investment grade	73.33%	34.67%
% Sub Investment grade	16.29%	1.27%
% USA	55.68%	27.20%
% Europe	25.95%	38.74%
% Rest of the world	18.37%	34.06%
there of US Subprime	15,505	20,679
there of US Alt-A	3,789	5,200

CLO/CBO: these instruments are notes issued by SPVs in respect of loans (Collateralized Loan Obligations - CLOs) and corporate bonds (Collateralized Bond Obligations - CBO).

The following table shows the main characteristics of these instruments as at December 31, 2009 and December 31, 2008.

CLO/CBO

	12.31.2009	12.31.2008
Gross Exposure	1,803,078	2,161,893
Net Exposure	1,383,328	1,766,325
% AAA	16.33%	70.01%
% Investment grade	77.55%	27.72%
% Sub Investment grade	6.12%	2.27%
% USA	19.47%	17.90%
% Europe	79.01%	74.71%
% Rest of the world	1.52%	7.39%
there of US Subprime	-	-
there of US Alt-A	-	-

Part E - Risks and related risk management policies (CONTINUED)

Other ABS: These instruments are structured credit products issued by SPVs in respect of consumer loans, student loans, leasing loans and other loans.

The following table shows the main characteristics of these instruments as at December 31, 2009 and December 31, 2008.

Other ABS

	12.31.2009	12.31.2008
Gross Exposure	1,512,854	2,461,663
Net Exposure	1,313,571	2,174,291
% AAA	66.47%	77.31%
% Investment grade	28.36%	17.18%
% Sub Investment grade	5.17%	5.51%
% USA	10.29%	7.92%
% Europe	86.17%	87.47%
% Rest of the world	3.54%	4.61%
there of US Subprime	-	-
there of US Alt-A	-	-

Exposure to US Subprime and Alt-A Mortgages

The Group's exposure to US Subprime and Alt-A mortgages was restricted to the above RMBSs and CDOs with these underlyings.

The Group has no mortgages classified as sub-prime in its loan book nor guarantees of such exposure.

The following table summarizes **exposure to US Subprime and Alt-A mortgages**, which was €87,795 thousand at December 31, 2009, i.e. a reduction from both December 31, 2008 when this figure was €105,752 thousand.

US Subprime and Alt-A exposures (€ '000)

	AMOUNTS AS AT 12.31.2009		
UNDERLYING / EXPOSURE TYPE	CDO OF ABS	RMBS	TOTAL
US Alt-A	3,789	48,328	52,117
US Subprime	15,505	20,173	35,678
Total	**19,294**	**68,501**	**87,795**

Over 26% of instruments with US subprime underlyings were rated A or better. Over 19% of instruments with Alt-A mortgage underlyings were rated A or better. Their respective coverage ratios were 63.9% and 26.9%.

Percentage **composition of the vintage of US Subprime and Alt-A** exposures is reported in the following tables.

US Subprime and Alt-A percentage of exposures broken down by vintage

UNDERLYING / VINTAGE	BEFORE 2005	2005	2006	2007
US Alt-A	6.67%	29.44%	53.75%	10.14%
US Subprime	23.82%	55.04%	7.67%	13.47%
Total	**13.64%**	**39.84%**	**35.03%**	**11.49%**

1.4 Reclassification of Structured Credit Products

In 2008 and in H1 2009 most structured credit products were reclassified from financial assets held for trading or available for sale to "loans and receivables with customers", pursuant to the amendments to IAS 39 endorsed by Regulation EC 1004/2008 (see Part A.3.1 Transfers between portfolios).

The following table shows the amounts of these instruments which were subject to reclassification, the amounts which would have been recognized in the year if they had not been reclassified, as well as the amounts actually recognized in the year.

ACCOUNTING PORTFOLIO BEFORE RECLASSIFICATION	ACCOUNTING PORTFOLIO AFTER RECLASSIFICATION	CARRYING AMOUNT AS AT 12.31.2009	FAIR VALUE AS AT 12.31.2009	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES) FROM MEASUREMENT	INCOME/EXPENSES ABSENT RECLASSIFICATION (BEFORE TAXES) OTHER	INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES) FROM MEASUREMENT	INCOME/EXPENSE RECOGNIZED DURING THE PERIOD (BEFORE TAXES) OTHER
Available for sale	Loans to customers	173,698	159,275	-13,569	5,768	-	4,883
Held for Trading	Loans to customers	7,239,131	5,910,812	125,758	317,364	-58,675	363,512
Total		**7,412,829**	**6,070,087**	**112,189**	**323,132**	**-58,675**	**368,395**

These data include a non-significant amount of asset backed securities from own synthetic securitizations or in respect of which the underlying assets were derecognized from the balance sheet.

1.5 The Fair Value of Structured Credit Products
Structured credit products classified as financial assets held for trading, designated at fair value and available for sale are valued at their market value, in line with the general rules described in Part A.3 - Information on Fair Value.

The deterioration of market conditions since H2 2007 made it particularly complex to valuate these products due to the gradual disappearance of a liquid secondary market characterized by executable prices that could be used for valuation purposes.

As described in Part A.3, in order to react to this new market environment, the Group has resorted to *Indipendent Price Verification* and *Fair Value Adjustment* processes.

In respect of structured credit products, this process requires that the prices for trading positions be verified monthly by Risk Management units that are independent from the units that assume the risk exposure, and that the fair value be adjusted in order to consider the subjectivity resulting from the use of illiquid parameters.

As a result of the valuation process described above, structured credit products are valued by using as a reference the prices of the main price providers (MarkIt). However, these valuations should be considered as "second-level" as they are not necessarily executable (for further information on fair value levels see Part A.3.2 Fair Value Hierarchy).

Absent this type of prices for the instrument being valued, its fair value is determined by using cash-flow discounting models.

These models discount the instrument's estimated cash flows at a rate that considers an adequate risk spread, whose determination is therefore fundamental for the valuation process. In particular, the spread used is the average spread applied to instruments which are similar to that being valued in terms of asset class, rating, underlying geography.

Where it is impossible to identify similar instruments, the spread is anyway determined by considering instruments which are similar to that being valued, adjusted (through interpolation and extrapolation processes) to take into account the differences noted.

The value resulting from the described valuation models is based on inputs and prices which are not necessarily executable on the market.

The value is therefore subject to further fair value adjustments to consider the risks associated to the use of non-executable inputs and prices.

This adjustment, which is proportionate to the observability of prices/inputs used in the valuation, is determined according to the economic effects of a one notch downgrade of the instrument being valued, i.e. the use of a spread which is appropriate to a level of rating immediately lower than that used.

The fair value determined by using these valuation techniques is classified as level-2 or level-3 according to the degree of similarity between the spread and the instrument being valued, and the consequent significance of the calculated value adjustments.
71.58% of the portfolio is priced using level 2 methods and the remaining 28.42% according to level 3 methods.

Part E - Risks and related risk management policies (CONTINUED)

Structured credit product exposures: fair value hierarchy

EXPOSURE TYPE	LEVEL 2	LEVEL 3
RMBS	99.17%	0.83%
CMBS	54.46%	45.54%
CDO	8.36%	91.64%
CLO	90.87%	9.13%
Other ABS	46.34%	53.66%
Total	**71.58%**	**28.42%**

1.6 Group Exposure to Monoline Insurers

The Group has limited exposure to monoline insurers.

It is not the usual practice of the Group to manage credit risk arising from ABS exposures through credit derivatives, or other guarantees with monoliners.

The Group has direct exposure to certain baskets of names which include monoliners.

The following table gives the amount of these **exposures** by **monoliner**.

Exposures to monoliners (€ '000)

	NOMINAL AMOUNTS AS AT	
CONTROPARTE	12.31.2009	12.31.2008
AMBAC Assurance Corporation	9,158,236	2,674,491
Assured Guaranty Corporation	7,660,068	11,902,696
FGIC Corporation	5,081,114	1,202,050
FSA Global Funding	17,215,047	-
MBIA Insurance Corporation	27,348,397	9,307,514
Radian Group	34,982,901	8,715,789
XL Capital Assurance	4,551,169	4,164,326
Total	**105,996,932**	**37,966,866**

The Group's portfolio includes asset-backed securities and other debt securities amounting to €872,427 thousand, which are guaranteed also by monoline insurers.

1.7 Group Exposure to Leveraged Finance

As part of its lending business, the Group grants loans or credit lines that may be classified as leveraged finance, in that they finance the acquisition of significant stakes in target companies, which are usually subsequently absorbed by the borrower.

Repayment and debt service depend largely on the cash flow generated by the new company post-absorption.

These transactions bear good yields in terms of both interest and fees. However, the risk is higher given the borrower's greater leverage.

The Group is generally involved in leveraged finance through participation in syndicated loans made by a banking syndicate.

In December 2009 the total amount of these transactions, mainly concentrated in the CIB Division, was 8,346,800 thousand (net of value adjustments totaling € 215,800 thousand), 63% of which was with 20 counterparties, almost totally EU residents.

These exposures are monitored continuously for credit quality by analyzing the borrower's business performance indicators and fulfillment of budget objectives in order to detect any lasting impairment losses.

In the case of further future syndications through the sale of a portion of the loan to third parties, at the same paying a portion of fees already received, these fees are not recognized as income.

2. OTC Trading Derivatives with Customers

The business model governing OTC derivatives trading with customers provides for centralization of market risk in the MIB Division, while credit risk is assumed by the Group company which, under the divisional or geographical segmentation model, manages the relevant customer's account.
The Group's operational model provides for customer trading derivatives business to be carried on, as part of each subsidiary's operational independence:

- by the Italian commercial banks that close transaction in OTC derivatives in order to provide non-institutional clients with products to manage currency, interest-rate and price risk. Under these transactions, the commercial banks transfer their market risks to the MIB Division by means of equal and opposite contracts, retaining only the relevant counterparty risk. The commercial banks also place or collect orders on behalf of others for investment products with embedded derivatives (e.g., structured bonds);
- by the MIB Division operating with large corporates and financial institutions, in respect of which it assumes and manages both market and counterparty risk;
- by UCB AG, BA AG and Pekao, which transact business directly with their customers.

UniCredit Group trades OTC derivatives on a wide range of underlyings, e.g.: interest rates, currency rates, share prices and indexes, commodities (precious metals, base metals, petroleum and energy materials) and credit rights.

OTC derivatives offer considerable scope for personalization: new payoff profiles can be constructed by combining several OTC derivatives (for example, a plain vanilla IRS with one or more plain vanilla or exotic options). The risk and the complexity of the structures obtained in this manner depend on the respective characteristics of the components (reference parameters and indexation mechanisms) and the way in which they are combined.

Credit and market risk arising from OTC derivatives business is controlled by the Chief Risk Officer competence line (CRO) in the Parent and/or in the Division or subsidiary involved. This control is carried out by means of guidelines and policies covering risk management, measurement and control in terms of principles, rules and processes, as well as by setting VaR limits.

This business with non-institutional clients does not entail the use of margin calls, whereas with institutional counterparties (dealt with by the MIB Division) recourse may be made to credit risk mitigation techniques, for example "netting" and/or collateral agreements.

In addition to the information given in chapter 18 Other Information - Fair Value of Part A - Accounting Policies, it should be noted that write-downs and write-backs of derivatives to take account of counterparty risk are determined in line with the procedure used to assess other credit exposure, specifically:

- performing exposure to non-institutional clients of the Italian commercial banks is valued in terms of PD (Probability of Default) and LGD (Loss Given Default), in order to obtain a value in terms of 'expected loss' to be used for items designated and measured at fair value;
- non-performing positions are valued in terms of estimated expected future cash flow according to specific indications of impairment (which are the basis for the calculation of the amount and timing of the cash flow).

Referring to write-downs and write-backs of derivatives to take account of counterparty risk totaled, no significant effects have affected 2009 Profit&Loss.

Here follows the breakdown of balance-sheet asset item 20 "Financial assets held for trading" and of balance-sheet liability item 40 "Financial liability held for trading".

To make the distinction between customers and banking counterparties, the definition contained in Banca d'Italia Circular No. 262 as firstly updated on November 18, 2009 (which was used for the preparation of the accounts) was used as a reference.
Structured products were defined as derivative contracts that incorporate in the same instrument forms of contracts that generate exposure to several types of risk (with the exception of cross currency swaps) and/or leverage effects.

The balance of item 20 "Financial assets held for trading" of the consolidated accounts with regard to derivative contracts totaled € 75,086 million (with a notional value of € 2,160,065 million) including € 21,620 million with customers. The notional value of derivatives with customers amounted to € 387,425 million including € 363,925 million in plain vanilla (with a fair value of € 20,948 million) and € 23,500 million in structured derivatives (with a fair value of € 672 million). The notional value of derivatives with banking counterparties totaled € 1,772,640 million (fair value of € 53,466 million) including € 169,112 million related to structured derivatives (fair value of € 3,523 million).

Customers entered into a total of 5,393 structured derivative contracts with the Group that are reported in balance-sheet asset item 20 "Financial assets held for trading". Of these, the largest 20 customers in terms of exposure cover 36% of overall exposure (generating exposure of € 239 million for the Group).

The balance of item 40 "Financial liabilities held for trading" of the consolidated accounts with regard to derivative contracts totaled € 76,932 million (with a notional value of € 1,762,266 million) including € 19,335 million with customers. The notional value of derivatives with customers amounted

Part E - Risks and related risk management policies (CONTINUED)

to € 267,902 million including € 243,204 million in plain vanilla (with a fair value of € 18,232 million) and € 24,698 million in structured derivatives (with a fair value of € 1,103 million). The notional value of derivatives with banking counterparties totaled € 1,494,364 million (fair value of € 57,597 million) including € 116,569 million related to structured derivatives (fair value of € 2,835 million).

D. BANKING GROUP - CREDIT RISK MEASUREMENT MODELS

During financial year 2009, the Group completed the re-estimation of the Credit Portfolio Model, in order to adapt it to the different geographic areas, both internal and abroad where the Group operates.

Roll-out of mentioned Credit Portfolio Model on the relevant Legal Entities of the Group will be carried out during 2010.

Section 2 - Market Risk

Generally speaking, banks' market risks are due to price fluctuations or other market risk factors affecting the value of positions on its own books, both the trading book and the banking book, i.e. those arising from business operations and strategic investment decisions. UniCredit Group's market risk management includes, therefore, all activities relating to cash and capital structure management, both in the Parent and in the individual Group companies.

The Parent monitors risk positions at the Group level. The individual Group companies monitor their own risk positions, within the scope of their specific responsibilities, in line with UniCredit Group supervision policies. The results of individual companies' monitoring activities are, in any event, shared with the Parent company.

The individual companies comprising the Group produce detailed reports on business trends and related risks on a daily basis, forwarding market risk documentation to the Parent company.

The Parent's Group Market Risk unit is responsible for aggregating this information and producing information on overall market risks.

Organizational Structure

The Parent's Board of Directors lays down strategic guidelines for taking on market risks by calculating capital allocation for the Parent company and its subsidiaries, depending on propensity for risk and value creation objectives in proportion to risks assumed.
The Parent's Risks Committee provides advice and recommendations in respect of decisions taken by the Chief Executive Officer and in drawing up proposals made by the Chief Executive Officer to the Board of Directors with regard to the following:

- the Group's risk appetite, including capitalization objectives, capital allocation criteria, risk-taking capacity, cost of equity and dividends policy, as well as internal capital limits;
- general strategies for the optimization of risks, general guidelines and general policies for Group risk management;
- internal models for measuring all types of risks to calculate regulatory capital;
- structure of limits by type of risk;
- strategic policies and funding plans.

Similarly, it decides on the following:

- the definition of guidelines relative to Group financial policies (asset and liability management strategies, including the Group-wide duration profile);
- the allocation of risk to the Business Units and to the Entities, specific risk-related guidelines and strategies and consequently setting of limits for achieving objectives in terms of risk appetite and limits by type of risk;
- methods for the measurement and control of the Group's aggregate risks (deriving from the aggregation of individual types of risk);
- guidelines, policies and strategies for real estate risk, financial investment risk and business risk;
- intervention plans in the event of critical aspects shown in the initial validation reports and over time;
- topics involving the implementation of Basel 2 standards, as well as the respective project and process activities.

The Risk Committee comprises the following members: the Chief Executive (Chair of the Committee), the Deputy General Managers, the Chief Risk Officer (chairs the Committee in the absence of the Chief Executive) and the Chief Financial Officer, the Legal & Compliance Officer, the CEE Division Program Officer, and the Human Resources Officer. The Head of the Group Internal Audit Department also attends meetings of the Risk Committee, but is not entitled to vote.

In June 2009, the Board of Directors approved the Group Risk Management reorganization guidelines, with the following objectives:

- improvement of directing, coordinating and control activities for some aggregate risks (so-called "Portfolio Risk"), through dedicated responsibility centers ("Portfolio Risk Managers") focusing and specializing entirely on the abovementioned risks, from a Group and cross-divisional standpoint;
- maintaining consistency with the Group business model, ensuring clear specialization and focus - from a purely transactional point of view - of specific centers of responsibility on risks originating with the Group functions assigned to assume risk, at the same time keeping these "centers of responsibility" ("Transactional Risk Managers") completely independent from the functions assigned to assume risk (e.g. Business Units, Cash Management functions, Asset Management, and CEE Countries).

With reference to Market Risk in particular, the "Markets & Balance Sheet Risks Portfolio Management" department was created, responsible for supervising and managing the overall profile for market risk and Group balance sheet and cash management by setting all the respective strategies, methodologies and limits.

The aforesaid department interfaces in turn and cooperates for market risk monitoring purposes with the so-called "Transactional" level functions responsible for all risks (market, but also credit and operational risk) originating with the relevant Strategic Business Areas (SBAs)/Divisions (CIB&PB, Retail, Treasury, Asset Management and CEE). For market risk purposes, the predominant exposure is found in the CIB&PB (Corporate, Investment Bank & Private Bank) SBA, within which the Investment Banking Division operates.

As part of the market risk reorganization described above, the structure of the Committees responsible for market risk was reviewed. This structure has three levels:

- First-level Committees;
  - Group Risk Committee
- Second-level Committees;
  - Group Market Risk Committee
  - Group Asset & Liabilities Committee
- Third-level Committees;
  - Group Transactional Markets Committee

In general, the Parent company proposes limits and investment policies for the Group and its entities in harmony with the capital allocation process when the annual budget is drawn up.

In addition, the Parent's Asset and Liability Management unit, in coordination with other regional liquidity centers, manages strategic and operational ALM, with the objective of ensuring a balanced asset position and the operating and financial sustainability of the Group's growth policies on the loans market, optimizing the Group's exchange rate, interest rate and liquidity risk.

In 2009, the Group continued to develop and expand existing models with the aim of achieving increasing accuracy in the representation of the Group's risk profiles for portfolios of complex financial products.

The monitoring of these risk profiles was made even more efficient and rapid with the introduction of individual risk limits, in addition to VaR limits, in relation to primary investment banking operations.

In the same way, and in an effort to achieve product/portfolio assessments based on more rigorous standards of prudence, methodologies for establishing valuation reserves for loan products were refined and made more specific with a special focus on structured loans.

Internal Model for Price, Interest Rate and Exchange Rate Risk of the Regulatory Trading Book

Within the organizational context described above, the policy implemented by the UniCredit Group within the scope of market risk management - and so, specifically, in managing interest rate risk - is aimed at the gradual adoption and use of common principles, rules and processes in terms of appetite for risk, ceiling calculations, model development, pricing and risk model scrutiny.

Group Market & Balance Sheet Risks Portfolio Department is specifically required to ensure that principles, rules and processes are in line with industry best practice and consistent with standards and uses in the various countries in which they are applied.
The main tool used by the UniCredit Group to measure market risk on trading positions is Value at Risk (VaR), calculated using the Historical simulation method. During this phase of convergence, however, some companies belonging to the Group still use a Monte Carlo-type simulation approach.

The Historical simulation method provides for the daily revaluation of positions on the basis of trends in market prices over an appropriate observation period. The empirical distribution of profits/losses deriving there from is analyzed to determine the effect of extreme market movements on the portfolios. The distribution value at the percentile corresponding to the fixed confidence interval represents the VaR measurement. The parameters used to calculate the VaR are as follows: 99% confidence interval; 1 day time horizon; daily update of time series, which can be extended to cover at least a year. Use of a 1-day time-horizon makes it possible to make an immediate comparison between profits/ losses realized.

In its capital calculation and risk monitoring functions, UniCredit adopts the internal models used by UCB AG and BA AG and approved by the respective national supervisory authorities. For the purposes of calculating capital requirements, the internal model method has been authorized for full use for UCB AG and BA AG. No recourse is made, on the other hand, to the internal model for calculating capital requirements regarding trading positions in relation to the Parent company, UCI Ireland and Bank Pekao. The standardized measurement method is also applied to the calculation of capital covering the risk of holding banking book exposure in foreign currencies for the subsidiaries that do not perform trading activities.

Part E - Risks and related risk management policies (Continued)

The characteristics of the internal models are as follows:
- UCB AG: Monte Carlo simulation with the full evaluation of individual positions taken in options, with VaR calculated as 1-day expected loss with a 99% confidence interval. The Monte Carlo simulation is based on a variance-covariance matrix calculated on a one-year historical observation period without weighting.
- BA AG: Declustered[2] historical simulation based on a two-year historical observation period with VaR calculated as 1-day expected loss with a 99% confidence interval and with the full evaluation of individual positions taken in options.

Trading portfolios are subject to Stress Tests according to a wide range of scenarios for managerial reporting, which are described in paragraph 2.8 below. According to national regulations, some relevant scenarios are also a matter of regulatory reporting on a quarterly basis. Moreover, substitute risk measures, i.e. sensitivities, defined stress scenarios or the indication of nominal amounts, are considered and included in the regulatory reporting for the estimation of risks that are not covered by the VaR simulation of UCB AG internal model.

Apart from use in calculating capital requirements on market risks, internal models are applied to all positions included in the trading book to perform back testing, through the continuous comparison of the bank's daily VaR measures with the subsequent daily profit or loss. This test consists of comparing the estimated expected loss with clean P&L data, i.e. simulated changes in portfolio value that would occur were end-of-day positions to remain unchanged.

As for internal scenario analysis policies and procedures (i.e. "stress testing"), these procedures have been entrusted to the individual legal entities. Overall, however, a set of scenarios common to the Group as a whole, is applied to all positions in order to check on a monthly basis the potential impact that their occurrence could have on the global trading portfolio.

In aggregating the various risk profiles of the different risk taking units of the Group, the diversification arising from positions taken by group companies which have adopted different internal models has conservatively been disregarded when calculating the overall risk.

The harmonization of VaR methodologies and the definition of an appropriate consistent framework to come to the calculation of a Group's VaR is one of the main targets of the Market Risk reorganization within the group.

2.1 Interest Rate Risk - Trading Book

QUALITATIVE INFORMATION

Trading book interest rate risk arises from financial positions taken by Group specialist centers holding assigned market risk limits within certain levels of discretion. Apart from use of internal models in calculating capital requirements on market risks, risk positions in the Group are monitored and subject to limits assigned to the portfolios on the base of managerial responsabilities and not purely on regulatory criteria.

As stated, the UniCredit Group uses a VaR internal model to control market risk on the trading book. VaR, being a single metric, thus quantifies overall market risk, which means that breaking it down into interest rate risk, price risk and exchange rate risk components is superfluous.

2. Historical returns for each risk factor are weighted by the ratio between the current volatility and the historical volatility.

QUANTITATIVE INFORMATION

Trading Portfolio

Shown below are the VaR data on the overall market risk for the managerial trading book.

The following table gives the VaR for the aggregate risk of the trading portfolio.

Interest rate risk on trading book December 31, 2009

Daily VaR on Trading Book

(€ million)

		2009			2008
	12.31.2009	AVERAGE	MAX	MIN	AVERAGE
UniCredit Spa[1]	3.7	3.9	5.4	2.1	5.6
UCI - Ireland	0.2	0.2	0.2	0.2	0.2
BA Group	14.7	21.7	41.1	11.9	22.2
UCB AG	21.4	57.8	113.4	19.7	56.1
UniCredit Group Total[2]	**39.9**	**83.6**	**160.2**	**33.9**	**84.1**

1. Regulatory Trading Book VaR as of 12.31.2009 is equal to 5 € millions.
2. Total VaR is computed as simply the sum of the different components, without taking into account any differentiation effect among the various Entities.

Changes in Risk

In 2009, there has been a generalized reduction in the UniCredit Group's market risk, principally due to amarked reduction both in the credit spreads representing the principal risk factor characterizing overall exposure and in their volatility, an element that also affected other risk factors (interest rate risk, share prices and exchange rate risk), as well as a strategy of gradual reduction of exposure to non-core businesses in the portfolios compared to "core markets".

The following graphs analyze the backtesting results referred to the market risk on the trading book, in which VaR results are compared to the theoretical profit and loss results for each main risk taker unit:


UCB AG
160,000,000
140,000,000
120,000,000
100,000,000
80,000,000
60,000,000
40,000,000
20,000,000
0
-20,000,000
-40,000,000
-60,000,000
-80,000,000
-100,000,000
-120,000,000
-140,000,000
-160,000,000
2009-01-02
2009-01-23
2009-02-13
2009-03-06
2009-03-27
2009-04-17
2009-05-08
2009-05-29
2009-06-19
2009-07-10
2009-07-31
2009-08-21
2009-09-11
2009-10-02
2009-10-23
2009-11-13
2009-12-04
2009-12-28
P&L
UCB AG VaR

Part E - Risks and related risk management policies (CONTINUED)

During 2009, only 1 overdraft was recorded in UCB AG, principally due to substantial updating of market quotes on some specific bond types in a very illiquid market framework. In general, a marked reduction of market volatility has been observed during the last year.


BA AG
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
-10,000,000
-20,000,000
-30,000,000
-40,000,000
-50,000,000
-60,000,000
2009-01-02
2009-01-26
2009-02-16
2009-03-09
2009-03-30
2009-04-21
2009-05-13
2009-06-05
2009-06-29
2009-07-20
2009-08-10
2009-08-31
2009-09-21
2009-10-12
2009-11-03
2009-11-24
2009-12-16
P&L
BA Group's VaR

In BA no overdrafts were recorded in 2009.

2.2 Interest Rate Risk - Banking Book

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring interest rate risk
Interest rate risk consists of changes in interest rates that are reflected in:
- interest income sources, and thus, the bank's earnings (cash flow risk);
- the net present value of assets and liabilities, due to their impact on the present value of future cash flows (fair value risk).

The Group measures and monitors this risk within the framework of a banking book interest rate risk policy that establishes consistent methodologies and models and limits or thresholds to focus on with regard to the sensitivity of net interest income and the Group's economic value.

Interest rate risk has an impact on all owned positions resulting from business operations and strategic investment decisions (banking book).

At December 31, 2008, the sensitivity of interest income to an immediate and parallel shift of +100bps was +€508 million (and -€951 million for a shift of -100bps).
The sensitivity of the economic value of shareholders' equity to an immediate and parallel change in interest rates ("parallel shift") of +1 bp was -€ 1 million at December 31, 2009[3].

The main sources of interest rate risk can be classified as follows:
- repricing risk - the risk resulting from timing mismatches in maturities and the repricing of the bank's assets and liabilities; the main features of this risk are:
  - yield curve risk - risk resulting from exposure of the bank's positions to changes in the slope and shape of the yield curve;
  - basis risk - risk resulting from the imperfect correlation in lending and borrowing interest rate changes for different instruments that may also show similar repricing characteristics;
- optionality risk - risk resulting from implicit or explicit options in the Group's banking book positions.

Some limits have been set out, in the above described organization, to reflect a risk propensity consistent with strategic guidelines issued by the Board of Directors. These limits are defined in terms of VaR (calculated using the methodology described above in relation to the trading portfolio), Sensitivity or Gap Repricing for each Group bank or company, depending on the level of sophistication of its operations. Each of the Group's banks or companies assumes responsibility for managing exposure to interest rate risk within its specified limits. Both micro- and macro-hedging transactions are carried out for this purpose.

At the consolidated level, Group HQ's Asset Liability Management Unit takes the following measures:
- It performs operating sensitivity analysis in order to measure any changes in the value of shareholders' equity based on parallel shocks to rate levels for all time buckets along the curve;
- Using static gap analysis (i.e., assuming that positions remain constant during the period), it performs an impact simulation on interest income for the current period by taking into account different elasticity assumptions for demand items;
- It analyses interest income using dynamic simulation of shocks to market interest rates;
- It develops methods and models for better reporting of the interest rate risk of items with no contractual maturity date (i.e., demand items).

In coordination with the Group's ALM and Treasury Areas, the Market and Balance Sheet Risks Portfolio Management Area sets interest rate risk limits using VaR methodologies and verifies compliance with these limits on a daily basis.

B. Fair value hedging operations
Hedging strategies aimed at complying with interest rate risk limits for the banking portfolio are carried out with listed or unlisted derivative contracts, and the latter, which are commonly interest rate swaps, are the type of contracts used the most.
Macro-hedging is generally used, meaning hedges related to the amounts of cash contained in asset or liability portfolios. Under certain circumstances, the impact of micro-hedges related to securities issued or individual financial assets are recognized (especially when they are classified in the available-for-sale portfolio).

C. Cash flow hedging operations
In certain instances, cash flow hedging strategies are also used as an alternative to fair value hedging strategies in order to stabilize income statement profits in the current and future years. Macro-hedging strategies are mainly used and they may also refer to the interest rate risk of the core portion of financial assets "on demand."

3. Excluding UC Leasing, UC Factoring, UC Luxembourg and other minor Legal Entities.

Part E - Risks and related risk management policies (Continued)

QUANTITATIVE INFORMATION

1. Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities

(€ '000)

	AMOUNTS AS AT 12.31.2009							
TYPE / RESIDUAL MATURITY	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**156,725,923**	**233,444,396**	**35,011,494**	**40,527,692**	**105,892,763**	**60,470,008**	**64,714,437**	**10,389,383**
1.1 Debt securities	539,946	29,580,224	6,658,726	8,004,350	25,760,520	15,035,590	5,039,779	181,452
- With prepayment option	3,372	386,237	156,978	7,208	24,748	37,983	-	405
- Other	536,574	29,193,987	6,501,748	7,997,142	25,735,772	14,997,607	5,039,779	181,047
1.2 Loans to banks	19,080,315	39,849,324	2,262,568	502,213	1,819,937	1,756,538	410,171	256,839
1.3 Loans to customers	137,105,662	164,014,848	26,090,200	32,021,129	78,312,306	43,677,880	59,264,487	9,951,092
- Current accounts	55,120,867	954,434	177,965	327,251	1,211,595	225,720	79,308	615,928
- Other loans	81,984,795	163,060,414	25,912,235	31,693,878	77,100,711	43,452,160	59,185,179	9,335,164
- With prepayment option	*39,517,583*	*35,383,631*	*7,933,133*	*1,506,957*	*10,261,776*	*5,909,289*	*24,804,205*	*403,583*
- Other	*42,467,212*	*127,676,783*	*17,979,102*	*30,186,921*	*66,838,935*	*37,542,871*	*34,380,974*	*8,931,581*
2. Balance-sheet liabilities	**248,436,924**	**216,122,082**	**44,375,178**	**46,307,241**	**90,962,207**	**34,114,745**	**21,882,438**	**2,001,200**
2.1 Deposits from customers	219,780,806	90,967,362	25,625,290	19,710,042	18,449,878	3,692,968	7,150,514	1,882,145
- Current accounts	209,493,635	20,581,546	2,476,219	6,506,037	3,970,937	152,481	6,642	1,545,152
- Other loans	10,287,171	70,385,816	23,149,071	13,204,005	14,478,941	3,540,487	7,143,872	336,993
- With prepayment option	*348*	*398,113*	*66,985*	*74,571*	*54,288*	*3,626*	*48*	*17,223*
- Other	*10,286,823*	*69,987,703*	*23,082,086*	*13,129,434*	*14,424,653*	*3,536,861*	*7,143,824*	*319,770*
2.2 Deposits from banks	26,862,631	38,633,192	2,686,753	7,757,202	17,944,118	8,831,179	3,814,169	64,107
- Current accounts	15,585,951	1,423,550	101,540	70,980	338,421	92,745	49,153	62,363
- Other loans	11,276,680	37,209,642	2,585,213	7,686,222	17,605,697	8,738,434	3,765,016	1,744
2.3 Debt securities in issue	1,775,986	86,521,528	16,063,135	18,839,997	54,568,211	21,590,598	10,917,755	54,948
- With prepayment option	735	1,658,582	130,918	72,506	1,117,662	352,935	1,901,650	-
- Other	1,775,251	84,862,946	15,932,217	18,767,491	53,450,549	21,237,663	9,016,105	54,948
2.4 Other liabilities	17,501	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	17,501	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 Phisically settled financial derivatives								
- Option								
+ Long positions	-	-	-	-	2,100	-	-	-
+ Short positions	-	-	-	-	2,100	-	-	-
- Other derivatives								
+ Long positions	-	516,864	92,223	-	346,845	294,668	77,546	-
+ Short positions	-	516,864	92,223	-	98,550	314,845	90,888	-
3.2 Cash settled financial derivatives								
- Options								
+ Long positions	-	252,032	331,704	7,176	308,431	48,547	-	-
+ Short positions	-	252,059	331,816	7,176	311,061	48,547	-	-
- Other derivatives								
+ Long positions	54,504,981	106,082,715	12,906,561	25,956,243	31,163,419	10,782,524	3,103,027	-
+ Short positions	41,544,392	112,809,990	16,859,685	23,675,123	29,418,787	11,681,488	3,855,546	-

This distribution is made on the basis of the period between the balance sheet date and the first following yield review date. For fixed-rate transactions the residual life is the period from the balance sheet date to final maturity.

On balance sheet items are disclosed at their carrying value.

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities; options are shown at their delta equivalent value.

1.1 Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities - Currency: Euro (€ '000)

	AMOUNTS AS AT 12.31.2009							
TYPE / RESIDUAL MATURITY	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**146,126,695**	**186,894,080**	**29,126,555**	**34,577,206**	**90,435,610**	**52,502,159**	**51,595,103**	**9,448,524**
1.1 Debt securities	309,683	26,054,156	5,170,354	6,863,902	21,831,025	12,766,723	3,852,171	154,038
- With prepayment option	3,372	378,075	44,296	-	24,748	-	-	-
- Other	306,311	25,676,081	5,126,058	6,863,902	21,806,277	12,766,723	3,852,171	154,038
1.2 Loans to banks	15,944,176	31,069,397	1,915,940	369,795	1,527,227	1,705,710	395,298	198,797
1.3 Loans to customers	129,872,836	129,770,527	22,040,261	27,343,509	67,077,358	38,029,726	47,347,634	9,095,689
- Current accounts	50,761,656	186,247	148,438	241,091	1,203,611	220,482	66,853	560,498
- Other loans	79,111,180	129,584,280	21,891,823	27,102,418	65,873,747	37,809,244	47,280,781	8,535,191
- With prepayment option	*39,407,360*	*34,883,004*	*7,466,702*	*1,281,055*	*9,091,943*	*5,212,937*	*24,347,863*	*202,837*
- Other	*39,703,820*	*94,701,276*	*14,425,121*	*25,821,363*	*56,781,804*	*32,596,307*	*22,932,918*	*8,332,354*
2. Balance-sheet liabilities	**226,989,924**	**141,989,440**	**36,020,959**	**39,430,774**	**85,212,479**	**30,564,563**	**20,951,560**	**667,823**
2.1 Deposits from customers	201,421,414	61,226,946	20,653,956	14,291,307	15,927,855	3,223,568	7,017,526	548,922
- Current accounts	192,052,751	4,386,171	650,820	2,509,021	3,190,890	23,355	3,225	360,283
- Other loans	9,368,663	56,840,775	20,003,136	11,782,286	12,736,965	3,200,213	7,014,301	188,639
- With prepayment option	-	*59,617*	*8,265*	*22,348*	*9,735*	*95*	*14*	*10,552*
- Other	*9,368,663*	*56,781,158*	*19,994,871*	*11,759,938*	*12,727,230*	*3,200,118*	*7,014,287*	*178,087*
2.2 Deposits from banks	23,779,358	23,559,467	1,748,812	7,366,128	16,999,550	8,086,659	3,740,274	64,091
- Current accounts	14,574,558	385,829	33,772	60,881	331,164	59,085	49,153	62,363
- Other loans	9,204,800	23,173,638	1,715,040	7,305,247	16,668,386	8,027,574	3,691,121	1,728
2.3 Debt securities in issue	1,771,651	57,203,027	13,618,191	17,773,339	52,285,074	19,254,336	10,193,760	54,810
- With prepayment option	735	769,010	126,339	72,506	1,116,222	352,935	1,901,650	-
- Other	1,770,916	56,434,017	13,491,852	17,700,833	51,168,852	18,901,401	8,292,110	54,810
2.4 Other liabilities	17,501	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	17,501	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 Phisically settled financial derivatives								
- Option								
+ Long positions	-	-	-	-	2,100	-	-	-
+ Short positions	-	-	-	-	2,100	-	-	-
- Other derivatives								
+ Long positions	-	135,000	-	-	296,124	78,957	77,546	-
+ Short positions	-	135,000	-	-	47,829	95,958	90,888	-
3.2 Cash settled financial derivatives								
- Options								
+ Long positions	-	252,032	331,704	7,176	308,431	48,547	-	-
+ Short positions	-	252,059	331,816	7,176	311,061	48,547	-	-
- Other derivatives								
+ Long positions	4,855,133	48,789,542	8,143,975	10,900,944	15,712,391	9,444,556	2,741,833	-
+ Short positions	4,405,133	64,825,747	10,178,875	9,083,149	13,623,166	10,367,986	3,510,615	-

Part E - Risks and related risk management policies (Continued)

1.2 Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities - Currency: Dollars

(€ '000)

	AMOUNTS AS AT 12.31.2009							
TYPE / RESIDUAL MATURITY	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**3,869,871**	**9,465,705**	**2,301,873**	**1,202,038**	**4,674,842**	**2,574,065**	**2,180,216**	**291,242**
1.1 Debt securities	209	66,230	615,348	212,077	653,125	627,040	722,652	18,796
- With prepayment option	-	8,114	104,139	-	-	-	-	405
- Other	209	58,116	511,209	212,077	653,125	627,040	722,652	18,391
1.2 Loans to banks	2,261,536	1,753,641	218,841	97,185	175,325	1,057	1,802	32,108
1.3 Loans to customers	1,608,126	7,645,834	1,467,684	892,776	3,846,392	1,945,968	1,455,762	240,338
- Current accounts	668,057	54,067	871	3,733	3,172	2,612	-	35,077
- Other loans	940,069	7,591,767	1,466,813	889,043	3,843,220	1,943,356	1,455,762	205,261
- With prepayment option	*82,353*	*445,659*	*377,957*	*119,103*	*868,136*	*587,815*	*414,848*	*138,175*
- Other	*857,716*	*7,146,108*	*1,088,856*	*769,940*	*2,975,084*	*1,355,541*	*1,040,914*	*67,086*
2. Balance-sheet liabilities	**5,652,261**	**42,537,660**	**3,317,202**	**1,961,614**	**1,926,359**	**1,639,392**	**444,955**	**382,854**
2.1 Deposits from customers	3,600,494	7,773,479	1,569,711	1,510,041	1,190,694	184,598	99,514	382,838
- Current accounts	3,506,001	2,530,622	136,985	754,883	121,742	1,048	3,415	375,543
- Other loans	94,493	5,242,857	1,432,726	755,158	1,068,952	183,550	96,099	7,295
- With prepayment option	-	*171,011*	*29,346*	*23,963*	*21,564*	*1,851*	*21*	*6,662*
- Other	*94,493*	*5,071,846*	*1,403,380*	*731,195*	*1,047,388*	*181,699*	*96,078*	*633*
2.2 Deposits from banks	2,051,767	10,387,699	378,215	292,520	292,955	462,182	70	16
- Current accounts	510,568	343,459	61,774	8,279	7,257	-	-	-
- Other loans	1,541,199	10,044,240	316,441	284,241	285,698	462,182	70	16
2.3 Debt securities in issue	-	24,376,482	1,369,276	159,053	442,710	992,612	345,371	-
- With prepayment option	-	577,193	-	-	-	-	-	-
- Other	-	23,799,289	1,369,276	159,053	442,710	992,612	345,371	-
2.4 Other liabilities	-	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 Phisically settled financial derivatives								
- Option								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives								
+ Long positions	-	-	14,218	-	-	-	-	-
+ Short positions	-	-	14,218	-	-	3,176	-	-
3.2 Cash settled financial derivatives								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives								
+ Long positions	48,104,957	38,564,674	3,664,375	13,653,661	14,225,536	765,211	361,194	-
+ Short positions	35,762,877	35,334,570	5,443,905	13,184,619	14,155,995	674,326	331,653	-

1.3 Banking portfolio: distribution by maturity (repricing date) of financial assets and liabilities - Currency: Other currencies (€ '000)

	AMOUNTS AS AT 12.31.2009							
TYPE / RESIDUAL MATURITY	ON DEMAND	UP TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	5 TO 10 YEARS	OVER 10 YEARS	UNSPECIFIED MATURITY
1. Balance-sheet assets	**6,729,357**	**37,084,611**	**3,583,066**	**4,748,448**	**10,782,311**	**5,393,784**	**10,939,118**	**649,617**
1.1 Debt securities	230,054	3,459,838	873,024	928,371	3,276,370	1,641,827	464,956	8,618
- With prepayment option	-	48	8,543	7,208	-	37,983	-	-
- Other	230,054	3,459,790	864,481	921,163	3,276,370	1,603,844	464,956	8,618
1.2 Loans to banks	874,603	7,026,286	127,787	35,233	117,385	49,771	13,071	25,934
1.3 Loans to customers	5,624,700	26,598,487	2,582,255	3,784,844	7,388,556	3,702,186	10,461,091	615,065
- Current accounts	3,691,154	714,120	28,656	82,427	4,812	2,626	12,455	20,353
- Other loans	1,933,546	25,884,367	2,553,599	3,702,417	7,383,744	3,699,560	10,448,636	594,712
- With prepayment option	*27,870*	*54,968*	*88,474*	*106,799*	*301,697*	*108,537*	*41,494*	*62,571*
- Other	*1,905,676*	*25,829,399*	*2,465,125*	*3,595,618*	*7,082,047*	*3,591,023*	*10,407,142*	*532,141*
2. Balance-sheet liabilities	**15,794,739**	**31,594,982**	**5,037,017**	**4,914,853**	**3,823,369**	**1,910,790**	**485,923**	**950,523**
2.1 Deposits from customers	14,758,898	21,966,937	3,401,623	3,908,694	1,331,329	284,802	33,474	950,385
- Current accounts	13,934,883	13,664,753	1,688,414	3,242,133	658,305	128,078	2	809,326
- Other loans	824,015	8,302,184	1,713,209	666,561	673,024	156,724	33,472	141,059
- With prepayment option	*348*	*167,485*	*29,374*	*28,260*	*22,989*	*1,680*	*13*	*9*
- Other	*823,667*	*8,134,699*	*1,683,835*	*638,301*	*650,035*	*155,044*	*33,459*	*141,050*
2.2 Deposits from banks	1,031,506	4,686,026	559,726	98,554	651,613	282,338	73,825	-
- Current accounts	500,825	694,262	5,994	1,820	-	33,660	-	-
- Other loans	530,681	3,991,764	553,732	96,734	651,613	248,678	73,825	-
2.3 Debt securities in issue	4,335	4,942,019	1,075,668	907,605	1,840,427	1,343,650	378,624	138
- With prepayment option	-	312,379	4,579	-	1,440	-	-	-
- Other	4,335	4,629,640	1,071,089	907,605	1,838,987	1,343,650	378,624	138
2.4 Other liabilities	-	-	-	-	-	-	-	-
- With prepayment option	-	-	-	-	-	-	-	-
- Other	-	-	-	-	-	-	-	-
3. Financial derivatives								
3.1 Phisically settled financial derivatives								
- Option								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives								
+ Long positions	-	381,864	78,005	-	50,721	215,711	-	-
+ Short positions	-	381,864	78,005	-	50,721	215,711	-	-
3.2 Cash settled financial derivatives								
- Options								
+ Long positions	-	-	-	-	-	-	-	-
+ Short positions	-	-	-	-	-	-	-	-
- Other derivatives								
+ Long positions	1,544,891	18,728,499	1,098,211	1,401,638	1,225,492	572,757	-	-
+ Short positions	1,376,382	12,649,673	1,236,905	1,407,355	1,639,626	639,176	13,278	-

Part E - Risks and related risk management policies (Continued)

2. Bank portfolio: internal models and other sensitivity analysis methodologies
Please refer to paragraph "2.1 Interest Rate Risk - Regulatory trading book" - Quantitative information" for the aggregate sensitivity analysis model, used to measure the different risks.

2.3 - Price Risk - Regulatory Trading Book

QUALITATIVE INFORMATION

A. General Information
As described above, price risk relating to equities, commodities, investment funds and related derivative products included in the trading book, originates from positions taken by Group specialist centers holding assigned market risk limits within certain levels of discretion.
Price risk deriving from own trading of these instruments is managed using both directional and relative value strategies via direct sale and purchase of securities, regulated derivatives and OTCs and recourse to security lending. Volatility trading strategies are implemented using options and complex derivatives.

B. Price Risk Management Processes and Measurement Methods
For both a description of internal processes for monitoring and managing risk and an illustration of the methodologies used to analyze exposure, please refer to introduction on internal models.

2.4 Price Risk - Banking Book

QUALITATIVE INFORMATION

A. General Aspects, Price Risk Management Processes and Measurement Methods
Banking book price risk primarily originates in equity interests held by the Parent company and its subsidiaries as a stable investment, as well as units in mutual investment funds not included in the trading book in so far as they are also held as a stable investment.

Just in respect of these last instruments, internal price risk management and measurement processes reproduce what has already been said with regard to the regulatory trading book.

2.5 Exchange Rate Risk

QUALITATIVE INFORMATION

A. General Aspects, Exchange Rate Risk Management Processes and Measurement Methods
As it has already been said in the introduction, exchange rate risk also originates from positions taken by Group specialist centers holding assigned market risk limits within certain levels of discretion.
Exchange risk originates from currency trading activities performed through the negotiation of the various market instruments, and is constantly monitored and measured by using internal models developed by group companies. These models are, in addition, used to calculate capital requirements on market risks corresponding to this type of risk.

B. Hedging Exchange Rate Risk
The Parent company implements a policy of hedging profits created by the Group's Polish subsidiaries (which constitute the main subsidiaries not belonging to the euro zone), as well as dividends relating to the previous year, said policy being activated during the period between year-end and the payment date. This hedging policy is implemented using foreign exchange derivative products aimed at protecting against fluctuations in the Euro/Zloty exchange rate.

QUANTITATIVE INFORMATION

1. Distribution by currency of assets and liabilities and derivatives

(€ '000)

	AMOUNTS AS AT 12.31.2009					
	CURRENCIES					
ITEMS	US DOLLAR	ZLOTY	YEN	TURKISH LIRA	SWISS FRANC	OTHER CURRENCIES
A. Financial assets	**75,491,345**	**24,302,620**	**5,445,632**	**7,067,279**	**21,762,852**	**71,560,004**
A.1 Debt securities	9,766,991	6,579,706	358,011	1,314,450	609,651	8,686,172
A.2 Equity securities	632,632	24,414	1,052,682	17,928	98,768	696,290
A.3 Loans to banks	29,819,747	3,283,795	1,709,419	1,061,245	3,394,938	12,582,378
A.4 Loans to customers	35,241,061	14,412,867	2,323,867	4,673,641	17,624,519	48,432,320
A.5 Other financial assets	30,914	1,838	1,653	15	34,976	1,162,844
B. Other assets	**488,885**	**222,664**	**6,610**	**202,423**	**12,161**	**879,105**
C. Financial liabilities	**106,389,664**	**23,453,882**	**3,952,125**	**5,610,526**	**7,359,780**	**63,016,533**
C.1 Deposits from banks	40,551,045	2,133,048	1,312,146	428,391	4,071,205	25,152,209
C.2 Deposits from customers	22,319,814	20,342,035	177,774	4,475,408	1,091,122	25,752,314
C.3 Debt securities in issue	36,637,457	729,840	891,936	34,955	1,812,663	9,390,654
C.4 Other financial liabilities	6,881,348	248,959	1,570,269	671,772	384,790	2,721,356
D. Other liabilities	**656,316**	**474,738**	**1,445**	**1,938**	**2,214**	**542,201**
E. Financial derivatives						
- Options						
- Long positions	*33,157,829*	*723,830*	*5,800,968*	-	*10,404,281*	*12,003,666*
- Short positions	*24,859,675*	*435,358*	*1,255,203*	-	*1,771,527*	*4,991,268*
- Other						
- Long positions	*552,589,558*	*50,062,950*	*39,810,674*	*230,130*	*161,666,484*	*192,053,289*
- Short positions	*436,223,401*	*47,897,014*	*36,366,213*	*159,003*	*146,061,426*	*159,428,749*
Total assets	**661,727,617**	**75,312,064**	**51,063,884**	**7,499,832**	**193,845,778**	**276,496,064**
Total liabilities	**568,129,056**	**72,260,992**	**41,574,986**	**5,771,467**	**155,194,947**	**227,978,751**
Difference (+/-)	**93,598,561**	**3,051,072**	**9,488,898**	**1,728,365**	**38,650,831**	**48,517,313**

Derivatives are shown, under the double entry method, at settlement value for those with underlying securities and at the notional value for those without underlying securities. Options are shown at their delta equivalent value.

Part E - Risks and related risk management policies (Continued)

2.6 Derivative instruments

A. Financial Derivatives

A.1 Regulatory trading portfolio: end of period notional amounts

(€ '000)

	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
DERIVATIVE INSTRUMENT TYPES/UNDERLYINGS	OVER THE COUNTER	CLEARING HOUSE	OVER THE COUNTER	CLEARING HOUSE
1. Debt securities and interest rate indexes	**2,688,421,792**	**120,792,575**	**2,452,393,371**	**89,462,785**
a) Options	454,444,930	8,732,575	451,423,571	17,532,000
b) Swap	1,971,617,429	-	1,995,425,786	-
c) Forward	192,453,257	255,851	5,436,603	424,888
d) Futures	1,971,806	111,804,149	-	71,505,897
e) Others	67,934,370	-	107,411	-
2. Equity instruments and stock indexes	**112,948,216**	**73,706,177**	**144,240,965**	**66,581,152**
a) Options	94,299,238	73,339,047	128,362,000	65,285,441
b) Swap	18,492,254	-	27,602	55,451
c) Forward	45,881	-	4,232	43,742
d) Futures	17,797	367,130	-	1,196,518
e) Others	93,046	-	15,847,131	-
3. Gold and currencies	**551,231,182**	**383,779**	**634,956,715**	**4,979,381**
a) Options	81,043,733	-	128,264,667	4,302,433
b) Swap	189,203,405	18	170,829,997	-
c) Forward	280,549,723	-	335,399,041	3,143
d) Futures	-	383,761	-	673,805
e) Others	434,321	-	463,010	-
4. Commodities	**4,100,264**	**866,000**	**-**	**-**
5. Other underlyings	**3,021,701**	**-**	**11,030,919**	**467,759**
Total	**3,359,723,155**	**195,748,531**	**3,242,621,970**	**161,491,077**
Average amounts	**3,301,172,563**	**178,619,804**	**3,866,120,301**	**217,191,298**

This table refers to the notional values of financial derivatives according to classification within regulatory trading book applied by any separate Legal Entity belonging to Banking Group only. Derivatives belonging to this portfolio may not be the same as derivatives classified in the held for trading portfolio for accounting purposes (see Table A.2.2).

A.2. Banking portfolio: end of period notional amounts

A.2.1 Banking portfolio: end of period notional amounts - Hedging derivatives

(€ '000)

DERIVATIVE INSTRUMENT TYPES/UNDERLYINGS	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
	OVER THE COUNTER	CLEARING HOUSE	OVER THE COUNTER	CLEARING HOUSE
1. Debt securities and interest rate indexes	**186,989,189**	**4,865,000**	**144,161,449**	**16,621,000**
a) Options	750,000	-	1,195,676	-
b) Swap	183,853,209	-	142,900,773	-
c) Forward	2,385,980	-	58,000	-
d) Futures	-	4,865,000	-	16,621,000
e) Others	-	-	7,000	-
2. Equity instruments and stock indexes	**2,631,348**	**-**	**586,348**	**-**
a) Options	10,348	-	50,348	-
b) Swap	382,000	-	-	-
c) Forward	-	-	-	-
d) Futures	-	-	-	-
e) Others	2,239,000	-	536,000	-
3. Gold and currencies	**21,471,162**	**-**	**35,010,736**	**-**
a) Options	-	-	-	-
b) Swap	4,099,319	-	1,966,329	-
c) Forward	17,371,843	-	33,044,407	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
4. Commodities	**-**	**-**	**-**	**-**
5. Other underlyings	**-**	**-**	**-**	**-**
Total	**211,091,699**	**4,865,000**	**179,758,533**	**16,621,000**
Average amounts	**195,425,116**	**10,743,000**	**238,918,784**	**14,070,334**

This table refers the notional value of hedging financial derivatives belonging to regulatory banking book in accordance with classification applied by any separate Legal Entity belonging to the Banking Group only.

A.2.2 Banking book: end of period notional amounts- Other derivatives

(€ '000)

DERIVATIVE INSTRUMENT TYPES/UNDERLYINGS	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
	OVER THE COUNTER	CLEARING HOUSE	OVER THE COUNTER	CLEARING HOUSE
1. Debt securities and interest rate indexes	**9,665,665**	**-**	**29,844,893**	**20,812**
a) Options	418,437	-	4,513,965	-
b) Swaps	9,247,228	-	25,330,928	-
c) Forwards	-	-	-	20,812
d) Futures	-	-	-	-
e) Others	-	-	-	-
2. Equity instruments and stock indexes	**8,076,936**	**-**	**10,269,475**	**-**
a) Options	8,076,936	-	10,269,475	-
b) Swaps	-	-	-	-
c) Forwards	-	-	-	-
d) Futures	-	-	-	-
e) Others	-	-	-	-
3. Gold and currencies	**2,578,749**	**-**	**1,679,185**	**-**
a) Options	188,639	-	267,293	-
b) Swap	28,150	-	26,247	-
c) Forwards	2,360,989	-	1,385,645	-
d) Futures	-	-	-	-
e) Others	971	-	-	-
A.4 Commodities	**-**	**-**	**-**	**-**
A.5 Other underlyings	**78**	**-**	**-**	**-**
Total	**20,321,428**	**-**	**41,793,553**	**20,812**
Average amounts	**31,057,491**	**10,406**	**35,864,396**	**10,670**

This table refers to the Banking Group only and gives the notional value of the contracts being presented within Held for Trading portfolio and belonging to regulatory banking book (in particular Held for Trading contracts connected with Asset/Liabilities carried at Fair value through PnL and embedded derivative contracts bifurcated from banking book cash instruments presented within Section B Table 2.1 and 4.1 in lines B.1.1.2/3 & B.2.1.2/3.

Part E - Risks and related risk management policies (Continued)

A.3 Financial derivatives: gross positive fair value - breakdown by product

(€ '000)

	POSITIVE FAIR VALUE			
	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
TRANSACTION TYPES/UNDERLYINGS	OVER THE COUNTER	CLEARING HOUSE	OVER THE COUNTER	CLEARING HOUSE
A. Regulatory trading portfolio	**72,504,836**	**4,034,262**	**94,279,184**	**6,995,913**
a) Options	11,273,486	4,026,361	16,455,394	6,747,431
b) Interest rate swaps	49,022,077	-	50,668,888	1
c) Cross currency swap	5,946,674	18	10,711,943	2,450
d) Equity swaps	813,427	-	1,862,019	-
e) Forward	4,468,306	230	13,649,157	5
f) Futures	1,527	7,653	1,663	17,802
g) Others	979,339	-	930,120	228,224
B. Banking portfolio - Hedging derivatives	**5,645,785**	**-**	**7,032,771**	**18,044**
a) Options	28,494	-	88,872	-
b) Interest rate swaps	3,367,650	-	5,979,427	-
c) Cross currency swap	251,194	-	318,121	-
d) Equity swaps	113,266	-	69,802	-
e) Forward	731,280	-	452,441	-
f) Futures	-	-	-	-
g) Others	1,153,901	-	124,108	18,044
C. Banking portfolio - Other derivatives	**78,937**	**-**	**40,495**	**45,833**
a) Options	6,719	-	4,595	-
b) Interest rate swaps	5,885	-	32,067	-
c) Cross currency swap	631	-	2,153	-
d) Equity swaps	-	-	-	-
e) Forward	55,808	-	1,663	-
f) Futures	-	-	-	-
g) Others	9,894	-	17	45,833
Total	**78,229,558**	**4,034,262**	**101,352,450**	**7,059,790**

This table presents distribution by product of the positive financial derivatives' fair values in accordance with regulatory classification applied by any separate Legal Entity belonging to the Banking Group only.

A.4 Financial derivates: gross negative fair value - breakdown by product

(€ '000)

PORTAFOGLI /TIPOLOGIE DERIVATI	NEGATIVE FAIR VALUE			
	AMOUNTS AS AT 12.31.2009		AMOUNTS AS AT 12.31.2008	
	OVER THE COUNTER	CLEARING HOUSE	OVER THE COUNTER	CLEARING HOUSE
A. Regulatory trading portfolio	**72,172,893**	**5,683,084**	**91,285,073**	**8,887,463**
a) Options	13,625,238	5,678,636	19,514,782	8,772,781
b) Interest rate swaps	46,794,865	-	47,035,246	1
c) Cross currency swap	6,717,234	-	10,717,943	1,975
d) Equity swaps	492,205	-	1,012,206	-
e) Forward	3,776,635	-	11,710,263	5
f) Futures	-	4,448	164	13,642
g) Others	766,716	-	1,294,469	99,059
B. Banking portfolio - Hedging derivatives	**3,859,859**	**-**	**6,291,733**	**1,453,972**
a) Options	216,588	-	100,210	-
b) Interest rate swaps	3,275,484	-	5,301,645	-
c) Cross currency swap	203,427	-	220,679	-
d) Equity swaps	37,330	-	21,698	-
e) Forward	127,030	-	635,163	-
f) Futures	-	-	-	-
g) Others	-	-	12,338	1,453,972
C. Banking portfolio - Other derivatives	**674,955**	**-**	**1,315,004**	**33,735**
a) Options	406,278	-	747,688	-
b) Interest rate swaps	252,721	-	52,772	-
c) Cross currency swap	8,530	-	1,396	-
d) Equity swaps	-	-	-	-
e) Forward	6,217	-	322	-
f) Futures	-	-	-	-
g) Others	1,209	-	512,826	33,735
Total	**76,707,707**	**5,683,084**	**98,891,810**	**10,375,170**

This table presents distribution by product of the negative financial derivatives' fair values in accordance with regulatory classification applied by any separate Legal Entity belonging to the Banking Group only.

Part E - Risks and related risk management policies (Continued)

A.5 OTC Financial derivatives: regulatory trading portfolio - notional amounts, positive and negative gross *fair value* by counterparty - contracts not included in netting agreement

(€ '000)

	AMOUNTS AS AT 12.31.2009						
CONTRACTS NOT INCLUDED IN NETTING AGREEMENT	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1) Debt securities and interest rate indexes							
- notional amount	94,798	15,407,594	91,421,664	114,465,537	5,956,003	62,044,675	5,131,208
- positive ***fair value***	508	921,618	1,552,511	1,768,411	81,681	2,882,946	49,831
- negative ***fair value***	-	1,122,311	2,345,699	1,446,450	104,983	300,510	2,579
- future exposure	683	195,633	690,045	285,724	18,437	536,338	40,207
2) Equity instruments and stock indexes							
- notional amount	-	79,909	5,788,388	8,269,330	3,185,622	778,670	729,971
- positive ***fair value***	-	2,427	1,018,202	535,310	584	28,305	1,427
- negative ***fair value***	-	1,326	972,832	620,157	10,881	31,632	135,663
- future exposure	-	53,439	1,859,967	4,528,226	345,117	12,741	4,388
3) Gold and currencies							
- notional amount	2,730,131	1,324,038	70,136,526	11,391,612	1,640,955	13,733,120	2,041,029
- positive ***fair value***	70,560	16,854	1,045,474	216,424	402	554,753	41,266
- negative ***fair value***	20,236	95,243	614,270	428,861	7,893	239,970	3,519
- future exposure	24,710	48,270	676,164	200,470	12,371	306,294	41,613
4) Other instruments							
- notional amount	-	7,734	315,894	109,028	-	1,018,486	41,188
- positive ***fair value***	-	-	5,750	4,987	-	49,687	906
- negative ***fair value***	-	297	10,751	72,753	-	6,710	1,204
- future exposure	-	3,040	166,407	54,994	-	46,432	2,112

Tables A.5, A.6, A.7 e A.8 refer to to OTC derivatives' contracts belonging to Banking Group Legal Entities (excluded those contracts negotiated within listed markets and supported by margining process thus overriding counterparty risks exposure).

A.6 OTC Financial Derivatives: Regualatory trading portfolio - notional amounts, positive and negative gross fair value by counterparty - contracts included in netting agreement

(€ '000)

	AMOUNTS AS AT 12.31.2009						
CONTRACTS INCLUDED IN NETTING AGREEMENT	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1) Debt securities and interest rate indexes							
- notional amount	234,700	568,145	2,207,439,948	157,371,017	2,298,154	25,720,004	355,521
- positive ***fair value***	16,917	32,433	41,175,480	4,678,549	27,476	891,782	20,514
- negative ***fair value***	1,266	3,017	43,569,799	4,325,605	77,501	240,862	2,044
2) Equity instruments and stock indexes							
- notional amount	-	-	70,512,241	22,549,612	67,755	998,080	28,400
- positive ***fair value***	-	-	2,546,378	1,917,374	-	50,494	916
- negative ***fair value***	-	-	3,480,890	1,446,420	1,103	8,227	3,671
3) Gold and currencies							
- notional amount	394,693	82,873	385,435,534	30,272,168	71,427	31,120,612	729,525
- positive ***fair value***	30,711	6,476	7,723,368	561,880	369	1,381,858	79,959
- negative ***fair value***	11,381	267	8,326,517	642,015	3,032	758,683	5,632
4) Other instruments							
- notional amount	-	-	2,362,335	705,402	-	2,561,899	-
- positive ***fair value***	-	-	182,234	55,946	-	272,898	-
- negative ***fair value***	-	-	298,456	95,683	-	274,092	-

A.7 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross *fair value* by counterparty - contracts not included in netting agreements

(€ '000)

CONTRACTS NOT INCLUDED IN NETTING AGREEMENT	AMOUNTS AS AT 12.31.2009						
	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1) Debt securities and interest rate indexes							
- notional amount	-	53,426	9,833,736	33,175,399	-	300,810	3,981,666
- positive ***fair value***	-	2,961	256,489	940,886	-	6,112	2,059
- negative ***fair value***	-	10,768	248,924	971,943	-	19,558	254,717
- future exposure	-	1,497	125,404	24,355	-	3,978	632
2) Equity instruments and stock indexes							
- notional amount	-	-	1,184,865	207	-	-	7,881,936
- positive ***fair value***	-	-	65,631	-	-	-	5,656
- negative ***fair value***	-	-	1,000	-	-	-	394,383
- future exposure	-	-	145,063	-	-	-	-
3) Gold and currencies							
- notional amount	-	-	15,613,744	179	-	382,002	188,639
- positive ***fair value***	-	-	399,287	-	-	-	559
- negative ***fair value***	-	-	99,378	-	-	4,935	4,058
- future exposure	-	-	28,165	-	-	1,082	-
4) Other instruments							
- notional amount	-	-	-	-	-	-	-
- positive ***fair value***	-	-	-	-	-	-	-
- negative ***fair value***	-	-	-	-	-	-	-
- future exposure	-	-	-	-	-	-	-

A.8 OTC Financial derivatives: banking portfolio - notional amounts, positive and negative gross *fair value* by counterparty - contracts included in netting agreements

(€ '000)

CONTRACTS INCLUDED IN NETTING AGREEMENT	AMOUNTS AS AT 12.31.2009						
	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1) Debt securities and interest rate indexes							
- notional amount	-	-	148,090,622	363,644	-	925,560	-
- positive ***fair value***	-	-	1,389,310	-	-	64,991	-
- negative ***fair value***	-	-	1,694,587	27,325	-	73,867	-
2) Equity instruments and stock indexes							
- notional amount	-	-	-	1,627,486	-	11,691	-
- positive ***fair value***	-	-	-	102,139	-	13,230	-
- negative ***fair value***	-	-	-	14,000	-	-	-
3) Gold and currencies							
- notional amount	-	-	7,368,187	316,382	-	112,946	-
- positive ***fair value***	-	-	2,468,278	5,757	-	1,377	-
- negative ***fair value***	-	-	678,315	5,282	-	31,774	-
4) Other instruments							
- notional amount	-	-	-	-	-	-	-
- positive ***fair value***	-	-	-	-	-	-	-
- negative ***fair value***	-	-	-	-	-	-	-

Part E - Risks and related risk management policies (Continued)

A.9 OTC financial derivatives - residual life: notional amounts

(€ '000)

UNDERLYING/RESIDUAL MATURITY	UP TO 1 YEAR	OVER 1 YEAR UP TO 5 YEAR	OVER 5 YEAR	TOTAL
A. Regulatory trading portfolio	**1,301,448,998**	**1,279,889,684**	**778,384,473**	**3,359,723,155**
A.1 Financial derivative contracts on debt securities and interest rates	881,037,095	1,086,217,206	721,658,003	2,688,912,304
A.2 Financial derivative contracts on equity securities and stock indexes	46,700,799	60,897,379	5,211,409	112,809,587
A.3 Financial derivative contracts on exchange rates and gold	369,714,766	129,773,472	51,391,061	550,879,299
A.4 Financial derivative contracts on other values	3,996,338	3,001,627	124,000	7,121,965
B. Banking portfolio	**123,178,038**	**62,942,014**	**45,293,075**	**231,413,127**
B.1 Financial derivative contracts on debt securities and interest rates	100,850,439	53,970,274	42,393,955	197,214,668
B.2 Financial derivative contracts on equity securities and stock indexes	2,812,979	6,339,351	1,553,854	10,706,184
B.3 Financial derivative contracts on exchange rates and gold	19,514,542	2,632,389	1,345,266	23,492,197
B.4 Financial derivative contracts on other values	78	-	-	78
Amounts as at 12.31.2009	**1,424,627,036**	**1,342,831,698**	**823,677,548**	**3,591,136,282**
Amounts as at 12.31.2008	**1,462,611,961**	**1,326,922,917**	**852,772,067**	**3,642,306,945**

This table refers to OTC derivatives' contracts belonging to Banking Group Legal Entities (excluded those contracts negotiated within listed markets and supported by margining process overriding counterparty risks exposure).

B. Credit derivatives

B.1 Credit derivatives: end of period notional amounts

(€ '000)

	REGULATORY TRADING PORTFOLIO		BANKING PORTFOLIO	
TRANSACTION CATEGORIES	WITH A SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)	WITH A SINGLE COUNTERPARTY	WITH MORE THAN ONE COUNTERPARTY (BASKET)
1. Protection buyer's contracts				
a) Credit default products	90,573,536	71,784,187	173,248	501,740
b) Credit spread products	-	-	-	-
c) Total rate of return swap	92,451	80,549	-	-
d) Other	1,156,658	964,264	16,435	1,565
Amount as at 12.31.2009	**91,822,645**	**72,829,000**	**189,683**	**503,305**
Average amounts	**96,862,227**	**89,356,550**	**2,248,867**	**3,927,852**
Amount as at 12.31.2008	**101,901,809**	**105,884,100**	**4,308,051**	**7,352,399**
2. Protection seller's contracts				
a) Credit default products	86,458,026	88,733,984	735,483	-
b) Credit spread products	-	-	-	-
c) Total rate of return swap	-	-	-	-
d) Other	2,086,906	2,352,016	-	-
Amount as at 12.31.2009	**88,544,932**	**91,086,000**	**735,483**	**-**
Average amounts	**94,166,371**	**106,707,650**	**760,242**	**5,000**
Amount as at 12.31.2008	**99,787,810**	**122,329,300**	**785,000**	**10,000**

This table refers to the notional values of credit derivatives according to classification within regulatory trading or banking book applied by any separate Legal Entity belonging to Banking Group only.

B.2 Credit derivatives:gross positive fair value - breakdown by product

(€ '000)

PORTFOLIOS/DERIVATIVE INSTRUMENT TYPES	POSITIVE *FAIR VALUE*	
	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
A. Regulatory trading portfolio	**4,549,490**	**19,134,916**
a) Credit default products	4,391,976	18,898,997
b) Credit spread products	-	-
c) Total rate of return swap	11,467	37,888
d) Others	146,047	198,031
B. Banking portfolio	**122**	**41,300**
a) Credit default products	122	41,300
b) Credit spread products	-	-
c) Total rate of return swap	-	-
d) Others	-	-
Total	**4,549,612**	**19,176,216**

This table presents distribution by product of the positive financial derivatives' fair values in accordance with regulatory classification applied by any separate Legal Entity belonging to the Banking Group only.

B.3 Credit derivatives: gross negative fair value - breakdown by product

(€ '000)

PORTFOLIOS/DERIVATIVE INSTRUMENT TYPES	NEGATIVE *FAIR VALUE*	
	AMOUNTS AS AT 12.31.2009	AMOUNTS AS AT 12.31.2008
A. Regulatory trading portfolio	**4,932,972**	**18,890,426**
a) Credit default products	4,856,788	18,810,820
b) Credit spread products	-	-
c) Total rate of return swap	5,786	-
d) Others	70,398	79,606
B. Banking portfolio	**77**	**38,663**
a) Credit default products	77	1,029
b) Credit spread products	-	-
c) Total rate of return swap	-	4,487
d) Others	-	33,147
Total	**4,933,049**	**18,929,089**

This table presents distribution by product of the negative financial derivatives' fair values in accordance with regulatory classification applied by any separate Legal Entity belonging to the Banking Group only.

Part E - Risks and related risk management policies (Continued)

B.4 OTC Credit derivatives:gross FV (positive and negative) by counterpart - contracts not in netting agreement

(€ '000)

CONTRACTS NOT INCLUDED IN NETTING AGREEMENT	AMOUNTS AT 12.31.2009						
	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
Regulatory trading portfolio							
1) Protection purchase							
- notional amount	-	-	4,108,872	1,152,019	-	-	-
- positive ***fair value***	-	-	142,926	14,624	-	-	-
- negative ***fair value***	-	-	39,091	1,704	-	-	-
- future exposure	-	-	156,975	65,312	-	-	-
2) Protection sale							
- notional amount	-	-	5,035,238	3,693,271	32,506	15,146	-
- positive ***fair value***	-	-	16,657	2,605	5,200	1,302	-
- negative ***fair value***	-	-	179,006	20,101	7	-	-
- future exposure	-	-	177,845	398,056	2,937	1,000	-
Banking portfolio							
1) Protection purchase							
- notional amount	-	-	502,960	33,790	-	-	683
- positive ***fair value***	-	-	194	1,882	-	-	-
- negative ***fair value***	-	-	-	-	-	-	77
2) Protection sale							
- notional amount	-	-	683	209,800	-	-	-
- positive ***fair value***	-	-	-	-	-	-	-
- negative ***fair value***	-	-	-	-	-	-	-

Tables B.4 and B.5 refer to to OTC derivatives' contracts belonging to Banking Group Legal Entities (excluded those contracts negotiated within listed markets and supported by margining process thus overriding counterparty risks exposure).

B.5 OTC Credit derivatives:gross FV (positive and negative) by counterpart - contracts in netting agreement

(€ '000)

CONTRACTS INCLUDED IN NETTING AGREEMENT	AMOUNTS AT 12.31.2009						
	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
Regulatory trading portfolio							
1) Protection purchase							
- notional amount	-	-	126,112,621	33,236,765	41,369	-	-
- positive ***fair value***	-	-	2,130,681	739,409	596	-	-
- negative ***fair value***	-	-	1,409,871	376,247	567	-	-
2) Protection sale							
- notional amount	-	-	129,786,294	41,056,492	11,986	-	-
- positive ***fair value***	-	-	1,284,378	408,899	-	-	-
- negative ***fair value***	-	-	2,239,450	847,777	87	-	-
Banking portfolio							
1) Protection purchase							
- notional amount	-	-	125,393	30,162	-	-	-
- positive ***fair value***	-	-	9,474	3,451	-	-	-
- negative ***fair value***	-	-	-	18,674	-	-	-
2) Protection sale							
- notional amount	-	-	500,000	25,000	-	-	-
- positive ***fair value***	-	-	-	-	-	-	-
- negative ***fair value***	-	-	304	22	-	-	-

B.6 Credit derivatives residual life: notional amount (€ '000)

	UP TO 1 YEAR	OVER 1 YEAR UP TO 5 YEARS	OVER 5 YEARS	TOTAL
A. Regulatory trading portfolio	**43,994,678**	**255,601,282**	**44,686,618**	**344,282,578**
A.1 Credit derivatives with "qualified reference obligation"	15,771,844	101,216,873	19,075,883	136,064,600
A.2 Credit derivatives with "not qualified reference obligation"	28,222,834	154,384,409	25,610,735	208,217,978
B. Banking portfolio	**10,000**	**397,683**	**1,020,788**	**1,428,471**
B.1 Credit derivatives with "qualified reference obligation"	10,000	358,683	325,000	693,683
B.2 Credit derivatives with "not qualified reference obligation"	-	39,000	695,788	734,788
Total 12.31.2009	**44,004,678**	**255,998,965**	**45,707,406**	**345,711,049**
Total 12.31.2008	**34,426,773**	**329,816,529**	**78,115,165**	**442,358,467**

This table refers to OTC derivatives' contracts belonging to Banking Group Legal Entities (excluded those contracts negotiated within listed markets and supported by margining process overriding counterparty risks exposure).

2.7 Sensitivity Analysis and Stress Testing

The Group conducts sensitivity analysis weekly to determine the effect on the income statement of changes in the value of individual risk factors or several risk factors of the same type. The analysis covers the CIB division's entire portfolio.

The following information covers sensitivity to interest rates, credit spreads, exchange rates, share prices and commodity prices.

Interest-Rate Sensitivity

Sensitivity to changes in interest rates is determined using both parallel shifts of interest-rate curves, and changes in the curve itself.

The curves are analyzed using parallel shifts of +1 basis point, ±10bps and ±100bps.

For each 1bp shift, sensitivity is calculated for a series of time-buckets.

Sensitivity for changes in the steepness of the rate curve is analyzed by clockwise turning (Turn CW), i.e. an increase in short-term rates and a simultaneous fall in long-term rates, and by counter-clockwise turning (Turn CCW), whereby short-term rates fall and long-term rates rise.

Currently, clockwise and counter-clockwise turning use the following increases/decreases:

- +50bps/-50bps for the one-day bucket;
- 0 bps for the one-year bucket;
- -50bps/+50bps for the 30-year plus bucket;
- for each of the above buckets, the change to be set is found by linear interpolation.

(€ million)

INTEREST RATES	+1BPS LESS THAN 3 MONTHS	+1BPS 3 MONTHS TO 1 YEAR	+1BPS 1 YEAR TO 2 YEARS	+1BPS 2 YEARS TO 5 YEARS	+1BPS 5 YEARS TO 10 YEARS	+1BPS OVER 7 YEARS	+1 BPS TOTAL	-100 BPS	-10 BPS	+10 BPS	+100 BPS	CW	CCW
Total	**0.0**	**0.8**	**0.0**	**0.1**	**0.1**	**-0.3**	**0.7**	**-189.6**	**-7.4**	**6.7**	**36.7**	**1.2**	**-33.7**
of which: EUR	0.1	0.9	-0.2	0.1	0.2	-0.3	0.7	-159.4	-7.4	6.7	38.9	7.5	-21.4
USD	-0.1	-0.1	0.2	-0.1	-0.1	0.1	0.0	-27.8	0.1	-0.1	-1.1	-4.4	-14.3
GBP	0.0	0.0	-0.1	0.1	0.0	0.0	0.0	-3.6	-0.2	0.1	1.3	-1.6	1.5
CHF	0.0	0.1	0.0	0.0	-0.1	0.1	0.0	1.9	0.1	-0.1	-0.8	-1.5	1.2
JPY	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.8	0.0	0.0	-1.0	0.8	-0.7

Part E - Risks and related risk management policies (Continued)

Credit Spread Sensitivity

Credit spread sensitivity is calculated by assuming a worsening of creditworthiness seen in a parallel shift of +1bp/+10bps/+100bps in the credit spread curves.

These sensitivities are calculated both inclusively, assuming a parallel shift of all the credit spread curves, and in respect of specific rating classes and economic sectors.

In addition to the foregoing, the sensitivity resulting from a deterioration of creditworthiness (i.e. a change of relative +50%) or an improvement (i.e. a change of relative -50%) is calculated; in this case the shape of the credit spread curves is also changed, since the change in bps of higher spreads will be greater than that of lower spreads.

In this regard, the most serious impact of the deterioration of the creditworthiness scenario (i.e. by relative +50%) observed in the last three months, according to which the hypothetical loss grew by -€1,321 million (September 2009) to -€1,135 million (December 2009), was largely due to the general widening of spreads. Consequently, in absolute terms, this scenario is characterized by a smaller assumed widening of the credit spreads.

(€ million)

	+1 BP LESS THAN 6 MONTHS	+1 BP 6 MONTHS TO 2 YEARS	+1 BP 2 YEARS TO 7 YEARS	+1 BP OVER 7 YEARS	+ 1 BP TOTAL	+10 BPS	+100 BPS	-50%	+50%
Total	**-0.1**	**-1.2**	**-3.2**	**-2.3**	**-6.7**	**-66.3**	**-669.1**	**1.458.8**	**-1.135.4**
Rating									
AAA	-0.1	-0.5	-1.9	-1.5	-4.0	-39.5	-382.8	783.9	-632.3
AA	-0.1	-0.2	-0.8	-0.1	-1.2	-10.7	-102.8	126.0	-97.7
A	0.0	-0.1	-0.6	-0.4	-1.2	-9.8	-94.8	347.9	-251.1
BBB	0.0	-0.2	0.2	-0.4	-0.4	-5.2	-47.0	116.8	-97.5
BB	0.0	0.0	-0.1	0.1	0.0	-0.3	-1.7	76.2	-46.0
B	0.0	0.0	-0.1	0.1	0.0	-0.1	-0.2	8.8	-5.1
CCC and NR	0.0	0.0	0.0	0.0	0.0	0.0	-0.4	0.1	-0.1
Sector									
Non Dev. Sovereigns & Related	0.0	0.0	-0.2	-0.1	-0.4			22.0	-22.4
ABS and MBS	0.0	-0.2	-1.1	-0.6	-2.0			884.0	-645.1
Jumbo and Pfandbriefe	0.0	-0.3	-0.7	-0.8	-1.8			118.3	-110.9
Financial Services	-0.1	-0.4	-1.3	-0.5	-2.3			345.5	-287.7
All Corporates	0.1	-0.2	0.2	-0.3	-0.2			91.0	-64.0
- Automotive	*0.1*	*-0.1*	*0.0*	*0.0*	*0.0*			*7.1*	*-4.7*
- Consumer Goods	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*			*20.2*	*-11.8*
- Pharmaceutical	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*			*6.6*	*-4.5*
- Industries	*0.0*	*0.0*	*0.0*	*0.0*	*-0.1*			*16.4*	*-13.3*
- Telecommunications	*0.0*	*0.0*	*0.1*	*-0.1*	*0.0*			*6.5*	*-5.9*
- Utilities and Energy Sources	*0.0*	*-0.1*	*0.2*	*-0.2*	*-0.1*			*10.6*	*-6.3*
- All other Corporates	*0.0*	*0.0*	*0.0*	*0.0*	*0.0*			*23.5*	*-17.5*
Total Developed Soveriegn					**-7.1**	**-70.8**			
Developed Sovereigns					-1.2	-12.0			
Developed Sovereigns related					-5.9	-58.7			

Exchange-Rate Sensitivity

This simulation assesses the economic impact of the appreciation or depreciation by 1%, 5% and 10% of each currency against all the others. Exposure to the various currencies is indicated as the "Delta cash equivalent" in euros: this is the euro equivalent of the currency amount which would expose the bank to the same exchange-rate risk arising in its actual portfolio.

(€ million)

EXCHANGE RATES	DELTA CASH-EQUIVALENT	-10%	-5%	-1%	+1%	+5%	+10%
EUR		-40.8	-19.6	-4.0	2.9	-6.6	5.7
USD	-194.8	29.8	9.7	1.9	-1.9	-9.6	-21.9
GBP	-191.2	23.8	10.1	1.9	-1.9	-8.7	-15.6
CHF	-24.7	-4.8	-2.9	-0.1	-0.2	-1.6	-4.2
JPY	40.4	9.3	0.9	-0.3	0.4	2.4	4.6

Share-Price and Commodity-Price Sensitivity

Share-price sensitivity is expressed in two ways:

- as a "Delta cash-equivalent", i.e. the euro equivalent of the quantity of the underlying that would expose the bank to the same risk arising from its actual portfolio;
- as the economic result of a rise or fall in spot prices of 1%, 5%, 10% and 20%.

The Delta cash-equivalent and the Delta 1% (i.e. the economic impact of a 1% rise in spot prices) are calculated both for each geographical region (assuming that all stock markets in the region are perfectly correlated) and on the total (assuming therefore that all stock markets are perfectly correlated). The sensitivity arising from changes of 5%, 10% and 20% is calculated solely on the total.

In addition, sensitivity to commodity price changes is calculated according to the above criteria. Given its secondary importance as compared to other risk exposures, this is calculated as a single class.

(€ million)

	DELTA CASH-EQUIVALENT	-20%	-10%	-5%	-1%	+1%	+5%	+10%	+20%
Equities									
All markets	**13.0**	**-38.6**	**-11.6**	**-3.4**	**-0.4**	**0.1**	**-0.8**	**-4.2**	**-19.4**
Europe	9.4					0.1			
US	-11.2					-0.1			
Japan	-7.2					-0.1			
United Kingdom	-4.4					0.0			
Switzerland	-16.3					-0.2			
CEE	12.5					0.1			
Others	26.4					0.3			
Commodities									
All markets	**-30.1**	**7.2**	**3.3**	**1.6**	**0.3**	**-0.3**	**-1.4**	**-2.7**	**-4.8**

Part E - Risks and related risk management policies (CONTINUED)

Sensitivity to the volatility of interest rates, exchange rates and share prices
In addition to the sensitivity of financial instruments to changes in the underlying risk factor, we also calculate sensitivity to the volatility of interest rates, exchange rates and share prices, assuming a positive or negative change of 30% in volatility curves or matrixes.

With regard to the sensitivity to the volatility of interest rates, as with the scenarios of sensitivity to the widening of credit spreads, there was a marked decrease in hypothetical losses in the last quarter. This was due primarily to decreased volatility.

By contrast, there was a relative increase in hypothetical losses in the scenarios of a 30% reduction in equities' volatility. In view of a substantially unchanged Delta and Vega profile, this was due to the absolute low level of implicit market volatility based on bullish expectations (which are normally implemented through deep out-of-the-money options).

(€ million)

	-30%	+30%
Equities	**-30.4**	**4.0**
Interest Rates	**-10.2**	**14.3**
of which: EUR	-11.5	15.6
USD	0.3	-0.3
GBP	0.0	0.1
CHF	1.0	-1.1
JPY	0.1	-0.1
Exchange Rates	**4.2**	**-3.4**
of which: EUR_JPY	3.2	-2.6
GBP_USD	2.1	-2.4
EUR_TRY	-1.8	1.5
EUR_SEK	0.5	-0.4
AUD_JPY	0.7	-0.3
EUR_USD	0.0	0.8
CAD_JPY	-0.3	0.3
CHF_USD	-0.2	-0.2

Stress Tests
Stress Tests complement the sensitivity analysis and VaR results in order to assess the potential risks in a different way. Stress test performs the evaluation of a portfolio under both simple scenarios (assuming change to single risk factors) and complex scenarios (assuming simultaneous changes in a number of risk factors).

Results for simple scenarios are reported to top management on a weekly basis, together with the most relevant sensitivities. They include shocks on:
- Interest rates: Parallel shifts and Steepening/Flattening of IR curves; Increase/Decrease in IR volatilities;
- Credit Markets: Parallel shifts of Credit Spreads curves (both absolute changes and relative changes); sensitivity to Base Correlation, Issuer Correlation and Recovery Rates;
- Exchange Rates: Appreciation/Depreciation of each currency; Increase/Decrease in FX volatilities;
- Equities: Increase/Decrease in Spot Prices; Increase/Decrease in Equity volatilities; sensitivity to Implied Correlation;
- Commodities: Increase/Decrease in Spot Prices;

As far as complex scenarios are concerned, so far, two different scenarios (Full US Recession and Financial Crisis) have been applied to the whole CIB portfolio on a monthly basis and reported to top management.

"Full US Recession" Scenario
This scenario assumes a severe US recession affecting also the rest of the world by a "contagion effect". In terms of macro-economic variables, this scenario assumes:
- A dramatic decrease in equity prices and indices on US and non-US markets associated to an equity volatility increase;
- A dramatic US (different stress factors depending on the maturity) and non-US (different stress factors depending on the maturity and geographic area) interest rate decrease each also associated to an increase in interest rate volatility;
- A dramatic and comprehensive widening in credit spreads depending on rating and industry class.

"Financial Crisis" Scenario

The *Financial Crisis* scenario was introduced in the last quarter of 2008 and reflects the trend of Financial Markets in the third quarter 2008.
To account for the low liquidity in the market, the time horizon for this scenario was extended to cover a period of one quarter, as well as the 2 to 6 weeks applied so far.

In terms of macro-economic variables, this scenario assumes:
- Stock markets plunging (fall) combined with an increase in equity volatilities;
- A comprehensive decrease in interest rates (different stress factors depending on the maturity and on the geographical area), together with a distinct steepening of interest rates curves. In this scenario, an increase in interest rate volatility is also assumed;
- A more dramatic and comprehensive widening of *credit spreads* with different stress factors depending on rating and industry class.

(€ million)

SCENARIO	TOTAL
US Recession	-321
Financial Crisis	-1,018

2.8 Independent Price Verification Process

In this respect, further to the market turmoil following the sub-prime mortgages' meltdown and the subsequent uncertainties in the valuation of most of the Structured Credit Products, as mentioned above the Holding Company (HC) Group Market & Balance Sheet Risks Portfolio Management function, in a joint effort with Market Risk Control at the Legal Entity (LE) level, has decided to:
- centralize the Independent Price Verification (IPV) process for such products in the Risk Control function of UCB AG London branch which has been elected as the group's "competence center" for the evaluation of complex structured credit products, i.e. ABS, CDO, CLO, CDO of ABS, etc., which represent the various sectors;
- harmonize the IPV methodology across the group defining a consistent approach based on the ranking of each single position according to the availability and relative reliability of available price sources. As a consequence, all such positions have been treated and valued uniformly at the group level, including Bank of Austria's (BA) and UCI Ireland's;
- define and develop a proper methodology to apply specific Fair Value Adjustments to such valuations. The chosen approach is essentially based on the above ranking of price sources and defines specific stress tests for market valuations, the wider the less reliable is the ranking through their respective sensitivity to a one-notch downgrade;
- the whole process has been shared and developed within the framework of the established cooperation model between all CRO (Chief Risk Office) functions either at the HC as well as at the LE level and the HC and LE CFO (Chief Financial Office) functions, responsible for the accounting treatment of such valuations and adjustments.

C. Credit and financial derivatives

C.1 OTC Financial and credit derivatives: net fair value and future exposure by counterparty (€ '000)

	AMOUNTS AS AT 12.31.2009						
	GOVERNMENTS AND CENTRAL BANKS	OTHER PUBLIC-SECTOR ENTITIES	BANKS	FINANCIAL COMPANIES	INSURANCE COMPANIES	NON-FINANCIAL COMPANIES	OTHER ENTITIES
1) Netting agreements related to Financial Derivatives							
- positive ***fair value***	36,247	11,976	1,372,152	20,385	369	499,597	2,019
- negative ***fair value***	1,266	7	782,545	95,000	10,160	135,969	4,759
- future exposure	14,948	4,401	79,979	25,060	2,421	202,935	2,544
- net counterparty risk	51,195	16,377	682,963	21,055	2,791	705,668	4,563
2) Netting agreements related to Credit Derivatives							
- positive ***fair value***	-	-	-	-	-	-	-
- negative ***fair value***	-	-	-	-	-	-	-
- future exposure	-	-	519	1,661	-	-	-
- net counterparty risk	-	-	-	-	-	-	-
3) Cross Product netting agreements							
- positive ***fair value***	-	3,593	6,369,197	2,001,115	13,219	1,820,773	169,824
- negative ***fair value***	-	-	9,951,915	1,085,276	106,448	789,662	2,595
- future exposure	-	656	17,891,614	3,927,928	6,974	755,376	39,968
- net counterparty risk	-	4,249	19,827,404	5,403,221	6,392	2,555,815	209,792

Part E - Risks and related risk management policies (Continued)

Section 3 - Liquidity Risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring liquidity risk

Definition of Liquidity Risk
Liquidity Risk is defined as the risk that the Group may find itself unable to fulfil its expected or unexpected payment obligations (by cash or delivery) without jeopardizing its day-to day operations or its financial condition and may result from various internal or external factors.

The key principles of the UniCredit Group's liquidity risk management model
The Group aims to be liquid at all times, namely to maintain liquidity at the level enabling to conduct safe operations. The objective is to fund its operations at the best rate conditions under normal operating circumstances, and to remain in a position to meet payment obligations in the event of a liquidity crisis.

To this end, the Group complies accurately with the legal and regulatory provisions imposed by the national Central Banks and by the national authorities of each country where it operates.

A liquidity crisis may be defined as an event which would prevent the Group from having the means to fulfil its payment obligations. This would be detrimental to our relationship with our customers that is based on their trust that the bank is able to repay its obligations timely.

Given the Group's international presence, the management's point of view is that local laws and local regulation applicable to each Group company are to be observed, but they are not sufficient to manage overall liquidity risk. For this reason, in addition to local legal and regulatory requirements the Group, through the Holding and under the responsibility of its Group Risk Management, defines policies and metrics to be applied at the Group-wide level, as to ensure that liquidity position of any entity meets the requirements of the Group.

The key principle is that UniCredit Group manages the liquidity on a centralised oversight at the Group level, with a decentralized execution through the Regional Liquidity Centres (Italy, Germany, Austria & CEE, and Poland). Each Regional Liquidity Centre is responsible for compliance with both their own limits and with those of the liquidity management of the Banks/Companies falling within its own perimeter. Due to and in line with local regulatory requirements and business needs, each entity manages its liquidity on the local level within the framework of UniCredit Group.
The centralised approach to liquidity risk management is aimed at:
- Reducing overall borrowing requirements from non-Group counterparties;
- Optimising access to liquidity markets by leveraging on the Group's credit rating and minimising funding costs.

More in detail, while the Regional Liquidity Centre is responsible to optimise the liquidity within the perimeter of its responsibility through a first level netting activity, the Holding holds a second level netting role of liquidity distribution centre and is in charge of overseeing the Group's liquidity, by complying both with the consolidated limits and with tactical and structural funding strategies. This role at Group level is held by Group Finance, through the Group Treasury, which is in charge of this process on the basis of the reports on net deficits/surpluses generated on a daily basis by the single Regional Liquidity Centres.

Group Treasury manages liquidity flows, providing or receiving funding through intra-group deposits and financings, with respect to which it sets the market prices in accordance with the guidelines defined at the Group level by the Transfer Price Policy, and subject to the authorisation of the credit exposure by the competent decision-making bodies (e.g. Credit Committee, Board of Directors, etc.) at both the local level and the Group level.

Only UniCredit S.p.A. has the access to the public unsecured market (senior, subordinated). The Regional Liquidity Centres, instead, keep market access through money markets instruments, private placements and with the instruments typically available on specific markets (i.e. Pfandbriefe, CD/CP, etc.).

Optimisation of liquidity risks is pursued through the setting of specific limits on the standard banking activity of transforming short, medium and long-term maturities. This is implemented in accordance with legal and regulatory framework in each country and internal rules and policies of the Group Companies through management models in place within the individual Regional Liquidity Centres.

Such models are subject to analyses carried out by the local Risk Management or equivalent structure with the same responsibilities in coordination with the Group's Risk Management to ensure that they comply with the metrics and the objectives of the Group's Liquidity Policy.

The regional policies must conform to national law and regulatory requirements and the fundamental principles of the Group's Policy, as set out below:
- The Group, through the Liquidity Risk Portfolio Department and under the responsibility of the Group's Risk Management, determines and coordinates the liquidity risk management policies. The control function is executed trough the Divisional Risk Officer, with a primus inter pares control role for the Treasury Risk Department. Liquidity management transactions are executed by the Group's Treasury, under the responsibility of the Chief Financial Officer (CFO).

- *Each Regional Liquidity Centre* is responsible for compliance, with the liquidity policy, on the part of the banking companies within its scope of competence and for the optimisation of funding carried out on its relevant markets/through its relevant customer base.

Techniques for risk measurement, internal capital determination and stress testing

It is generally accepted that liquidity risk cannot be mitigated by capital. As such Liquidity risk does not add to the Economic Capital usage, nevertheless it is considered as an important risk category also for the risk appetite determination of the Group. Liquidity risk, for its particular nature, is addressed by means of Gap analyses, liquidity stress testing, and complementary measures (mainly through a set of ratios: e.g. Loan to Deposit, Leverage). In particular Gap analyses are performed within two distinct time horizons:
- liquidity mismatch approach on a daily basis, which controls for the short term liquidity risk arising from the overnight up to a 3 months maturity
- gap ratios on a monthly basis, which control the medium to long term risk (structural liquidity) from the 1Y maturity onwards

The liquidity metrics

The Group's Liquidity Policy is based upon the Liquidity Risk Mismatch Model which is characterized by the following fundamental principles:
1. Short-term liquidity risk management (operational liquidity), which considers the events that will impact upon the Group's liquidity position from 1 day up to one year. The primary objective is to maintain the Group's capacity to fulfil its ordinary and extraordinary payment obligations while minimizing the relevant costs;
   a. Cash Horizon: this is an additional short term measure, which expresses for how many days the Group may not need to access the wholesale market (short, medium and/or long term) in case of an *outage* of the markets
2. Structural liquidity risk management (structural risk), which considers the events that will impact upon the Group's liquidity position over one year. The primary objective is to maintain an adequate ratio between total liabilities and medium to long-term assets, with a view to avoiding pressures on short-term sources (both current and future), while in the meantime optimizing the cost of funding.
3. Stress tests: Liquidity risk is a low probability, high impact event. Therefore stress testing is an excellent tool to reveal potential vulnerabilities in the Balance Sheet. The Bank uses several scenarios ranging from general market crisis to idiosyncratic crisis, and combinations hereof.
4. Additional metrics: in 2010 two additional measures are going to be followed according to the Risk Appetite framework set by UniCredit Group's BoDs.

In this context, the Holding takes into account all of the assets, liabilities, off-balance sheet positions and present and future events which generate certain or potential cash flows for the Group, thereby protecting the Group Banks/Companies from risks related to the transformation of maturity.

Short term liquidity management

Consolidated short-term liquidity management aims at ensuring that the Group remains in a position to fulfil its cash payment obligations, whether expected or unexpected, for the following 12 months.

The standard measures taken for such purposes are the following:
- management of the access to payment systems (operational liquidity management);
- management of cash payments to be made and monitoring of the level of liquidity reserves and the extent of utilization of the same (analysis and active management of the maturity ladder);

These listed principles are applicable at Group level and have to be considered across the Regional Liquidity Centres.

Cash Horizon

The Group adopts the indicator "Cash Horizon" as a synthetic indicator of the liquidity risk levels, this indicators is monitored through the Maturity Ladder as defined above. This indicator identifies - for each perimeter where it is applied (from the Group level to single Regional Liquidity Centres) - the number of days over which the Legal Entity is no longer able to face up its liquidity obligations as defined above, after having used the available counterbalancing capacity. The objective of the Group during 2009 has been to guarantee a cash horizon of at least 3 months.

Structural liquidity management

The Group's structural liquidity management aims to limit refinancing exposures with respect to maturities exceeding one year and thus reducing refinancing needs in the shorter term.
The maintenance of an adequate ratio between medium to long-term liabilities and assets aims to avoid pressures on short-term sources, whether present or future.

The standard measures taken for such purposes are the following:
1. the postponement of liabilities maturities to reduce the sources of less stable funding, while in the meantime optimizing the cost of funding (integrated management of strategic liquidity and tactical liquidity);
2. the financing of growth through strategic funding activities, setting the most appropriate maturities (Financial Planning and elaboration of the Contingency Liquidity Policy-CLP);
3. The conciliation of medium- to long-term wholesale funding requirements with the need to minimize costs, by diversifying sources, national markets, currencies of issuance and instruments used (realization of the Contingency Funding Plan-CFP).

Part E - Risks and related risk management policies (Continued)

Liquidity Stress Test
Stress testing is a risk management technique used to evaluate the potential effects on an institution's financial condition of a specific event and/or movement in a set of financial variables. As a forward looking tool, liquidity stress testing diagnostic the institution's liquidity risk. In particular the results of the stress tests are used to:
- Assess the adequacy of liquidity limits both in quantitative and qualitative terms (ex. the needs of setting and allocating unsecured financial limits).
- Planning and carrying out alternative sourcing transactions for purposes of off-setting liquidity outflows.
- Structuring/modifying the liquidity profile of the Group's assets.
- Providing support to the development of the liquidity contingency plan.

In order to execute stress tests that are consistent across the Liquidity Centres, the Group has a centralised approach to stress testing, requiring each Regional Liquidity Centre to run the same scenario set under the coordination of the Group Risk Management through the activation of local procedures.

At the Regional Liquidity Centre level the use of statistical/quantitative behavioural models are accepted, provided they are validated by the local Risk Management or equivalent structure with same responsibilities.

The Group runs liquidity scenarios and sensitivity analyses on a regular basis, the latter by assessing the impact on an institution's financial condition of a move in one particular risk factor, the source of the shock not being identified, whereas scenario tests tend to consider the impact of simultaneous moves in a number of risk factors, the stress event being well defined.

Liquidity scenarios
At macro level the Group identifies three basic different classes of potential liquidity crisis:
1. Market (**Systemic**, global o sector) related crisis: Market Downturn Scenario. This scenario consists of a sudden turmoil in a monetary and capital market, which may be caused by closure (or limited access) to market/settlmente system, critical political events, country crisis, credit crunch, etc..
2. **Specific** to the Group, or part of it: Name crisis, and Downgrade Scenarios; the assumption could be operational risk, event relate to the worsen perception of the group reputation risk and a downgrade in UCG rating.
3. A **combination** of market and specific crisis: Combined Scenario.

The results of the stress test may highlight the needs of setting up specific limits concerning, for instance, unsecured funding, the ratio between cash-in/cash-out flows and counterbalancing capacity, the ratio between eligible and non-eligible securities, among others.

Additional liquidity risk measures
In addition, within the determination of the Risk Appetite measures at Group Level, two new measures have been introduced for liquidity risk management purposes: the **Loans to Deposits ratio** and the **Leverage ratio**. Both of them have to be calculated at Group level and at Single Legal Entity level.

Monitoring and reporting
The Short Term Liquidity limits and the Cash Horizon are monitored and reported on a daily basis. The structural liquidity ratios are monitored and reported on a monthly basis. The survival period and liquidity stress test are reported and monitored on a weekly basis. Further risk appetite figures as are the Loan to Deposit ratio and the Leverage Ratio, given their measurement nature according to accounting definitions, their measurement and control will be performed on a quarterly basis. The risk appetite statement development are set first in the 3 year plan, and then reviewed yearly. The monitoring plays a key role as the results feed into the decision making process.

Mitigation factors
The main liquidity mitigation factors for UniCredit Group are:
- an accurate short term and medium to long term liquidity planning monitored monthly;
- an effective Contingency Liquidity Policy (CLP) with feasible and up-to-date Contingency Action Plan (CAP) to be executed in case of market crisis;
- a liquidity buffer to face unexpected outflows;
- robust and regular up to date stress testing performed on a high frequency.

Funding Plan
The measurement and management of structural liquidity risk involve the following:
- A process for defining financing requirements which is integrated with the Group Planning (integration between the Budget/Three-year Plan and the Financial Plan), in terms of preliminary predictions/forecasts, final/actual figures and an analysis of discrepancies.
- A process of continuous alignment between the reports on financing requirements and the composition of strategic funding (integration between Financial Plan and Funding Plan), in terms of predictions/forecasts, realisation and analyses of variations.

The functions involved in such processes are the following:
- At Group level: Group Finance Department, Group Planning Department, Capital Management, Group Risk Management.
- At Regional Liquidity Centres level and the Banks/Companies of the Group falling within their perimeter: ALM functions, Planning functions, Treasury functions, Risk Management functions.

The structural liquidity profile and the annual funding plan are regularly monitored and updated by the Group's ALM, in coordination with the ALM function of the Regional Liquidity Centres. The two main purposes are the following:

- maintaining a balanced maturity structure in line with the growth trend of the Group's overall assets and liabilities, with the international market conditions, and with the interest rate dynamics.
- Transferring to the Banks/Companies the cost of structural financing, in accordance with the procedures set out under the internal rules/policies, with the single policies adopted by the Regional Liquidity Centres and with principles of functional specialisation.

The duty of monitoring the Group's liquidity risk position has been entrusted, on the basis of their role and functions, to the Treasury, Asset & Liability Management and Market Risk Management units of each Group entity and at Group level. This consists of the analysis, classifications and management of cash flow gaps for all the maturities and in the review of compliance with limits based on the methodologies and frequency appropriate for the level of analysis (daily for short-term liquidity and monthly for structural liquidity).

Short-term liquidity is monitored using a maturity ladder that shows cash flows with daily maturities from overnight to annual levels. Structural liquidity is monitored for all maturities by incorporating a dynamic projection of business growth in terms of customer loans and deposits in order to prevent any source of stress connected with short-term liquidity, and at the same time ensuring structural liquidity in keeping with the determination and implementation of the Group's Funding Plan.

Group Contingency Liquidity Policy

A liquidity crisis is a high impact, low probability event. Therefore, a crisis-mode governance model that can be activated effectively in case of crisis according to an approved procedure has to be defined. In order to be able to proceed timely, a set of mitigating actions have to be pre-defined. Depending on the situation some of these actions can then be approved for execution.
The ability to act in time is essential to minimize the potentially disruptive consequences of a liquidity crisis. The analytics of the stress tests will form a valuable tool to identify the expected consequences and to define up front the most suitable actions in a certain crisis scenario. In combination with Early Warning Indicators (EWI) the organisation may even be able to reduce the liquidity effects in the initial stages of a crisis.

Liquidity crises usually develop quickly and the relevant signals may be either difficult to interpret or may even be lacking; it is, therefore, important to identify clearly players, powers, responsibilities, communication and reporting criteria, in order to increase significantly the probability of overcoming the state of emergency successfully. A liquidity crisis could be classified as systemic (e.g. overall capital and money market disruption) or specific (e.g. specific within the sphere of the bank), or a combination of both.

The Group Contingency Liquidity Policy (CLP) has the objective of ensuring the availability of an effective organisational model in order to manage efficiently the negative impacts of a liquidity crisis situation. This is achieved through:

- Activation of extraordinary liquidity governance and operating model.
- Consistent internal and external communication.
- A set of available standby mitigating liquidity actions.
- A set of early warning indicators that may point towards a developing crisis.

The Group Contingency Liquidity Policy (CLP) consists of the Contingency Liquidity Policy and its annex the Contingency Action Plan (CAP). The first part is related to the Governance, which should be reviewed on a yearly basis. The annex part, CAP, defines the operative framework, addresses the "Who & What" issues in a crisis and establishes the Contingency Funding Plan (CFP). The CFP is complementary to the Group Funding Plan. The CAP needs to be updated as soon as the situation changes, but at least once a year via Group ALCO (GALCO).
Every Regional Liquidity Centre and Legal Entity, that runs a liquidity mismatch, needs to have a locally approved CLP that is aligned with the Group's one and that meets the requirements of the local regulator, if any. A positive advice of the Liquidity Risk Portfolio Management Department as well as Head of Group Finance Department is required.

Early Warning Indicators

The Early Warming Indicators, EWI, are a tool to assist the liquidity managers to assess the current market situation. As with any indicator it should never be used on an auto-pilot basis.

A number of indicators have been developed to capture potential strains in the market. The indicators are clustered as:

- UniCredit related.
- Financial Sector related.
- Market related.

The EWI are one of the tools that the management can use to decide whether to change from Business as Usual to a contingent situation.

Part E - Risks and related risk management policies (CONTINUED)

QUANTITATIVE INFORMATION

1. Time breakdown by contractual residual maturity of financial assets and liabilities

(€ '000)

	AMOUNTS AS AT 12.31.2009									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance sheet assets	**107,987,878**	**30,916,397**	**14,478,672**	**34,944,772**	**49,277,043**	**39,403,434**	**55,815,308**	**194,222,306**	**200,809,160**	**43,901,438**
A.1 Government securities	215,945	717,416	1,337,125	50,581	1,466,481	5,880,254	8,768,064	20,781,624	15,817,883	3,424
A.2 Other debt securities	254,588	65,437	1,722,967	1,519,890	3,503,524	2,952,650	4,597,619	27,416,233	27,003,114	7,887,316
A.3 Units in investment funds	205,665	30,115	-	62	5	62	125	261,913	136,384	4,467,779
A.4 Loans	107,311,680	30,103,429	11,418,580	33,374,239	44,307,033	30,570,468	42,449,500	145,762,536	157,851,779	31,542,919
- Banks	30,492,231	11,206,901	4,008,029	6,740,011	11,344,247	2,499,192	4,173,577	1,558,467	1,526,310	3,334,576
- Customers	76,819,449	18,896,528	7,410,551	26,634,228	32,962,786	28,071,276	38,275,923	144,204,069	156,325,469	28,208,343
Balance sheet liabilities	**250,747,694**	**47,723,892**	**26,883,898**	**35,514,419**	**73,268,365**	**46,062,703**	**46,683,177**	**122,064,041**	**83,672,215**	**10,969,089**
B.1 Deposits and current accounts	246,116,817	25,005,485	14,943,805	18,939,354	33,809,117	19,830,873	22,087,118	26,515,650	10,533,446	4,421,807
- Banks	22,360,380	13,233,832	7,751,217	4,359,560	7,258,900	2,397,940	3,035,644	7,456,624	5,389,296	259,212
- Customers	223,756,437	11,771,653	7,192,588	14,579,794	26,550,217	17,432,933	19,051,474	19,059,026	5,144,150	4,162,595
B.2 Debt securities	865,881	5,941,071	8,299,020	11,604,084	26,882,270	14,069,661	14,919,035	76,013,685	56,159,909	232,705
B.3 Other liabilities	3,764,996	16,777,336	3,641,073	4,970,981	12,576,978	12,162,169	9,677,024	19,534,706	16,978,860	6,314,577
Off-balance sheet "transactions"										
C.1 Physically settled financial derivatives										
- Long positions	210,081	29,759,489	14,233,147	14,580,110	32,073,057	12,437,258	5,478,208	23,791,950	5,519,155	2
- Short positions	209,983	32,319,392	12,206,275	14,541,348	34,338,471	8,967,166	5,662,425	24,830,775	6,369,364	1
C.2 Cash settled financial derivatives										
- Long positions	84,333,638	1,962,633	3,062,563	5,261,826	7,037,954	4,746,851	9,881,770	18,198,721	12,275,169	566
- Short positions	94,737,549	1,994,724	2,953,891	5,212,538	6,626,697	4,090,383	8,884,408	15,098,418	9,742,550	566
C.3 Deposit to be received										
- Long positions	767,624	1,202,896	-	198	1,149	51,064	1,337	212	-	-
- Short positions	896	1,433,678	22,538	144,203	290,133	109,892	22,929	212	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	11,969,420	12,207,243	749,792	5,276,974	5,005,604	3,751,404	15,838,203	29,024,430	9,804,348	4,868,226
- Short positions	40,063,299	2,761,306	449,467	3,771,281	2,113,385	2,879,501	14,178,694	19,259,582	3,992,266	4,583,831
C.5 Written guarantees	2,636,825	23,902	79,420	96,180	206,635	335,655	509,259	1,425,560	448,069	3,163,232

1.1 Time breakdown by contractual residual maturity of financial assets and liabilities - Currency: Euro

(€ '000)

	AMOUNTS AS AT 12.31.2009									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance sheet assets	**97,914,103**	**27,207,532**	**11,891,503**	**26,933,576**	**40,518,674**	**32,466,853**	**46,614,639**	**167,070,773**	**169,892,591**	**42,429,942**
A.1 Government securities	16,165	242,821	876,374	44,197	999,955	5,285,940	7,520,376	16,599,880	14,001,348	3,019
A.2 Other debt securities	228,479	64,702	617,131	1,432,177	3,169,888	2,471,684	3,724,009	25,126,980	24,757,106	7,868,766
A.3 Units in investment funds	127,019	30,115	-	62	-	62	125	1,387	126,186	4,218,790
A.4 Loans	97,542,440	26,869,894	10,397,998	25,457,140	36,348,831	24,709,167	35,370,129	125,342,526	131,007,951	30,339,367
- Banks	26,516,269	9,099,530	3,425,174	4,162,969	8,962,653	2,208,716	3,998,230	1,083,734	1,455,677	3,258,490
- Customers	71,026,171	17,770,364	6,972,824	21,294,171	27,386,178	22,500,451	31,371,899	124,258,792	129,552,274	27,080,877
Balance sheet liabilities	**227,012,398**	**35,528,261**	**16,749,542**	**20,950,042**	**41,613,093**	**40,020,546**	**39,275,378**	**114,819,623**	**76,394,960**	**9,267,940**
B.1 Deposits and current accounts	223,276,372	16,689,387	9,254,948	10,700,805	20,479,538	14,950,903	16,462,178	23,511,768	9,585,328	3,269,358
- Banks	19,739,637	9,151,766	4,995,780	1,465,199	4,900,279	2,106,782	2,812,257	6,967,679	4,877,387	233,371
- Customers	203,536,735	7,537,621	4,259,168	9,235,606	15,579,259	12,844,121	13,649,921	16,544,089	4,707,941	3,035,987
B.2 Debt securities	854,050	3,151,513	4,065,722	5,681,810	12,817,039	13,104,137	13,427,738	72,618,284	50,674,652	218,847
B.3 Other liabilities	2,881,976	15,687,361	3,428,872	4,567,427	8,316,516	11,965,506	9,385,462	18,689,571	16,134,980	5,779,735
Off-balance sheet "transactions"										
C.1 Physically settled financial derivatives										
- Long positions	209,709	12,706,305	3,199,162	3,622,230	5,406,957	5,844,213	2,008,526	5,127,106	2,060,128	1
- Short positions	194,254	19,455,547	7,790,603	8,557,342	20,170,623	4,866,542	3,210,315	9,202,615	3,934,291	1
C.2 Cash settled financial derivatives										
- Long positions	83,081,439	827,348	1,766,807	2,726,089	3,147,218	1,887,376	5,891,445	11,448,414	9,163,027	538
- Short positions	93,571,612	860,437	1,733,638	2,706,263	2,863,650	1,400,173	5,327,820	9,802,635	7,659,294	28
C.3 Deposit to be received										
- Long positions	389,459	1,069,837	-	-	-	49,010	-	-	-	-
- Short positions	896	1,290,177	20,011	-	80,190	97,033	20,000	-	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	9,079,026	12,196,964	674,746	4,830,841	3,581,656	2,561,520	10,369,992	24,568,083	8,662,306	4,423,090
- Short positions	34,371,520	2,751,056	392,971	3,525,759	1,653,122	1,948,637	8,819,268	15,776,949	3,139,259	4,141,229
C.5 Written guarantees	2,535,797	3,240	6,844	29,455	52,269	118,953	204,332	632,058	209,033	2,645,964

Part E - Risks and related risk management policies (Continued)

1.2 Time breakdown by contractual residual maturity of financial assets and liabilities - Currency: Dollars (€ '000)

	AMOUNTS AS AT 12.31.2009									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance sheet assets	**3,166,841**	**1,759,884**	**202,981**	**1,736,818**	**1,996,013**	**1,345,557**	**2,352,995**	**8,329,449**	**5,715,050**	**466,517**
A.1 Government securities	-	-	-	1	3,293	42	150,646	361,161	379,643	405
A.2 Other debt securities	209	-	86	27,420	54,233	57,233	160,580	534,353	1,091,690	18,487
A.3 Units in investment funds	78,091	-	-	-	-	-	-	207,455	-	134,263
A.4 Loans	3,088,541	1,759,884	202,895	1,709,397	1,938,487	1,288,282	2,041,769	7,226,480	4,243,717	313,362
- Banks	2,018,166	1,182,708	32,847	284,276	369,172	168,162	133,934	249,421	13,563	38,495
- Customers	1,070,375	577,176	170,048	1,425,121	1,569,315	1,120,120	1,907,835	6,977,059	4,230,154	274,867
Balance sheet liabilities	**5,742,846**	**6,141,575**	**6,113,497**	**8,219,178**	**19,940,059**	**2,676,243**	**2,379,840**	**2,759,250**	**3,533,838**	**428,865**
B.1 Deposits and current accounts	5,407,525	3,462,768	2,400,782	3,210,651	4,495,342	1,839,927	1,810,720	1,612,312	660,797	414,122
- Banks	1,838,727	2,887,772	1,913,519	2,049,900	1,678,946	226,270	209,786	410,236	401,050	16,751
- Customers	3,568,798	574,996	487,263	1,160,751	2,816,396	1,613,657	1,600,934	1,202,076	259,747	397,371
B.2 Debt securities	-	2,272,922	3,694,795	4,809,825	12,025,261	748,081	479,825	945,390	2,783,000	-
B.3 Other liabilities	335,321	405,885	17,920	198,702	3,419,456	88,235	89,295	201,548	90,041	14,743
Off-balance sheet "transactions"										
C.1 Physically settled financial derivatives										
- Long positions	118	14,087,042	7,826,728	8,382,711	15,726,058	4,477,205	1,920,540	15,608,339	1,231,064	-
- Short positions	256	7,521,979	3,321,106	4,294,613	6,304,608	2,536,036	1,539,005	13,125,867	1,910,090	-
C.2 Cash settled financial derivatives										
- Long positions	495,634	124,448	509,226	742,416	1,771,711	411,207	1,279,788	1,864,774	1,145,873	27
- Short positions	419,912	124,571	452,336	720,489	1,726,314	301,421	880,686	882,063	354,286	524
C.3 Deposit to be received										
- Long positions	328,128	124,055	-	175	1,149	2,054	1,337	212	-	-
- Short positions	-	123,867	51	143,328	173,925	12,859	2,868	212	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	177,936	6,894	22,048	50,371	99,687	316,163	723,554	1,622,058	463,199	252,194
- Short positions	1,365,272	6,894	3,498	497	11,328	69,595	636,103	1,197,819	176,325	252,194
C.5 Written guarantees	91,615	1,560	4,633	5,082	36,413	22,649	51,173	66,358	10,200	213,620

1.3 Time breakdown by contractual residual maturity of financial assets and liabilities - Currency: Other currencies

(€ '000)

	AMOUNTS AS AT 12.31.2009									
ITEMS/MATURITIES	ON DEMAND	1 TO 7 DAYS	7 TO 15 DAYS	15 DAYS TO 1 MONTH	1 TO 3 MONTHS	3 TO 6 MONTHS	6 MONTHS TO 1 YEAR	1 TO 5 YEARS	OVER 5 YEARS	UNSPECIFIED MATURITY
Balance sheet assets	**6,906,934**	**1,948,981**	**2,384,188**	**6,274,378**	**6,762,356**	**5,591,024**	**6,847,674**	**18,822,084**	**25,201,519**	**1,004,979**
A.1 Government securities	199,780	474,595	460,751	6,383	463,233	594,272	1,097,042	3,820,583	1,436,892	-
A.2 Other debt securities	25,900	735	1,105,750	60,293	279,403	423,733	713,030	1,754,900	1,154,318	63
A.3 Units in investment funds	555	-	-	-	5	-	-	53,071	10,198	114,726
A.4 Loans	6,680,699	1,473,651	817,687	6,207,702	6,019,715	4,573,019	5,037,602	13,193,530	22,600,111	890,190
- Banks	1,957,796	924,663	550,008	2,292,766	2,012,422	122,314	41,413	225,312	57,070	37,591
- Customers	4,722,903	548,988	267,679	3,914,936	4,007,293	4,450,705	4,996,189	12,968,218	22,543,041	852,599
Balance sheet liabilities	**17,992,450**	**6,054,056**	**4,020,859**	**6,345,199**	**11,715,213**	**3,365,914**	**5,027,959**	**4,485,168**	**3,743,417**	**1,272,284**
B.1 Deposits and current accounts	17,432,920	4,853,330	3,288,075	5,027,898	8,834,237	3,040,043	3,814,220	1,391,570	287,321	738,327
- Banks	782,016	1,194,294	841,918	844,461	679,675	64,888	13,601	78,709	110,859	9,090
- Customers	16,650,904	3,659,036	2,446,157	4,183,437	8,154,562	2,975,155	3,800,619	1,312,861	176,462	729,237
B.2 Debt securities	11,831	516,636	538,503	1,112,449	2,039,970	217,443	1,011,472	2,450,011	2,702,257	13,858
B.3 Other liabilities	547,699	684,090	194,281	204,852	841,006	108,428	202,267	643,587	753,839	520,099
Off-balance sheet "transactions"										
C.1 Physically settled financial derivatives										
- Long positions	254	2,966,142	3,207,257	2,575,169	10,940,042	2,115,840	1,549,142	3,056,505	2,227,963	1
- Short positions	15,473	5,341,866	1,094,566	1,689,393	7,863,240	1,564,588	913,105	2,502,293	524,983	-
C.2 Cash settled financial derivatives										
- Long positions	756,565	1,010,837	786,530	1,793,321	2,119,025	2,448,268	2,710,537	4,885,533	1,966,269	1
- Short positions	746,025	1,009,716	767,917	1,785,786	2,036,733	2,388,789	2,675,902	4,413,720	1,728,970	14
C.3 Deposit to be received										
- Long positions	50,037	9,004	-	23	-	-	-	-	-	-
- Short positions	-	19,634	2,476	875	36,018	-	61	-	-	-
C.4 Irrevocable commitments to disburse funds										
- Long positions	2,712,458	3,385	52,998	395,762	1,324,261	873,721	4,744,657	2,834,289	678,843	192,942
- Short positions	4,326,507	3,356	52,998	245,025	448,935	861,269	4,723,323	2,284,814	676,682	190,408
C.5 Written guarantees	9,413	19,102	67,943	61,643	117,953	194,053	253,754	727,144	228,836	303,648

The Group has originated self-securitization transactions in which it has acquired all the liabilities issued by the SPVs (the so-called self-securitizations). At December 31, 2009 underlying assets amounted to €41,522,071. Information on these transactions is provided in paragraph C.1 - Securitization transactions in the above Section 1 - Credit Risk.

Part E - Risks and related risk management policies (CONTINUED)

Section 4 - Operational Risk

QUALITATIVE INFORMATION

A. General aspects, operational processes and methods for measuring operational risk

Operational risk

Operational risk is the risk of loss due to errors, infringements, interruptions, damages caused by internal processes or personnel or systems or caused by external events. This definition includes legal and compliance risks, but excludes strategic and reputational risk.

For example, losses arising from the following can be defined as operational: internal or external fraud, employment practices and workplace safety, client claims, products distribution, fines and penalties due to regulation breaches, damage to the company's physical assets, business disruption and system failures, process management.

Group operational risk framework

UniCredit Group sets the operational risk management framework as a combination of policies and procedures for controlling, measuring and mitigating the operational risk of the Group and controlled entities.
The operational risk policies, applying to all Group entities, are common principles defining the roles of the company bodies, the operational risk management function as well as the relationship with other functions involved in operational risk monitoring and management.

The Parent company coordinates the Group entities according to the internal regulation and the Group operational risk control rulebook. Specific risk committees (Risk Committee, ALCO, Operational Risk Committee) are set up to monitor risk exposure, mitigating actions and measurement and control methods.

The methodology for data classification and completeness verification, scenario analysis, risk indicators, reporting and capital at risk measurement is set by the Holding company Operational & Reputational Risks Portfolio Management department and applies to all Group entities. This new department replaces the Operational Risk Management unit, responsible for the above mentioned activities up to last year. A pivot element of the risk control framework is the operational risk management application, allowing the collection of the data required for operational risk control and capital measurement.

In March 2008, UniCredit Group received authorization to use the AMA model (Advanced Measurement Approach) for calculating operational risk capital. The use of this method will in time be rolled out to the main entities of the Group.

Organizational structure

Senior Management is responsible for approving all aspects relating to the Group operational risk framework and verifying the adequacy of the measurement and control system and is regularly updated on changes to the risk profile and operational risk exposure, with support from the appropriate risk committees if required.

The **Group Operational Risk Committee**, chaired by the Holding company's head of Group Risk Management department (Group CRO) is made up of permanent and guest members. The list of participants of the Committee has been updated in 2009, also in the light of the changes in the organizational structure of the Group CRO department.

The mission of the Group Operational Risk Committee is to define proposals and opinions for the Group Risk Committee, for:
- the Group risk appetite, including the goals and criteria of the operational risk capital allocation in the Group;
- the structure and definition of operational risk limits and their allocation to the Business Units and the Entities of the Group;
- the internal model for operational risk measurement for regulatory capital purposes;
- specific operational risk strategies.

The Group Operational Risk Committee meets with approval functions instead for the following topics:
- guidelines and special policies on operational risk topics;
- corrective actions for balancing the Group operational risk positions, including the mitigation actions;
- Group strategies, including strategies for insurance hedging after joint proposals from the Global Insurance Management function and the Operational & Reputational Risks Portfolio Management department;
- the internal model for operational risk measuring, both for economic capital purposes and for stress testing activities.

In the Holding company, the Operational & Reputational Risks Portfolio Management department, part of the Strategic Risk Management & Control department, supervises and manages the overall profile of the operational and reputational risks in the Group by defining the strategies, methodologies and limits.

Regarding the operational risk management function, the department has two organizational units. The Operational Risk Methodologies and Control unit is responsible for the methodologies, the calculation model for the Group operational capital at risk and the guidelines for operational risk control activities; it is also supporting and controlling the legal entities' Operational Risk Management functions, in order to verify that Group standards are met in the implementation of control processes and methodologies.

The Operational Risk Strategies and Mitigation unit is responsible for the definition and monitoring of the risk limits and for the identification of strategies and mitigation actions and the monitoring of their implementation.

The Operational Risk Management functions of the controlled entities provide specific operational risk training to staff, also with the use of intranet training programs, and are responsible for the correct implementation of the Group framework elements. The Holding company's Operational & Reputational Risks Portfolio Management department prepares regular updates on regulatory and managerial aspects of operational risk, which are sent to the functions responsible for operational risk control and management.

In compliance with regulations, an internal validation process (self-assessment) for the operational risk control and measurement system has been set up at the Holding company and in the relevant Group entities in order to verify the conformity with regulations and Group standards.

The Operational Risk Management functions of the entities provide a summary of the activities carried out and assess whether they comply with regulations and Group standards. Where areas for improvement are identified, the proposed actions must be indicated, along with, where possible, the predicted timeframe for their implementation. The entities meeting the advanced (AMA) requirements and those of the Italian entities using the standard (TSA) method must compile the validation document and send it to the Holding company.

The validation document, together with the opinion of the Holding company and the Internal Audit report, is submitted to the entity's Board of Directors for approval.

After this, the Group validation document is drawn up which is then submitted to the UniCredit Board of Directors for approval, together with the Internal Audit report.

Reporting

A reporting system has been developed to inform senior management and relevant control bodies on the Group operational risk exposure and the risk mitigation actions.
In particular, quarterly updates are provided on operational losses, capital-at-risk estimates, relevant external events and the main initiatives undertaken to mitigate operational risk in the various business areas. A summary of the trend of the most important risk indicators is drawn up each month.

The results of the main scenario analyses carried out at Group level and the relevant mitigation actions undertaken are also submitted to the attention of the Group Operational Risk Committee.

Operational risk management

Operational risk management exploits process reengineering to reduce the risk exposure and insurance policies management, defining proper deductibles and policies limits.

Regularly tested business continuity plans will also assure operational risk management in case of interruption of main business services.

The Risk Committee (or other bodies in accordance to local regulations) reviews risks tracked by the Operational Risk functions of the Legal entities, with the support of functions involved in daily operational risk control, and monitors the risk mitigation initiatives.

Risk capital measurement and allocation mechanism

UniCredit developed an internal model for measuring the capital requirements. The system for measuring operational risk is based on internal loss data, external loss data (consortium and public data) scenario loss data and risk indicators.

Capital at risk is calculated per event type class. For each risk class, severity and frequency of loss data are separately estimated to obtain the annual loss distribution through simulation, considering also insurance coverage. The severity distribution is estimated on internal, external and scenario loss data, while the frequency distribution is determined using only the internal data. An adjustment for key operational risk indicators is applied to each risk class. Annual loss distributions of each risk class are aggregated through a copula functions based method. Capital at risk is calculated at a confidence level of 99,9% on the overall loss distribution for regulatory purposes and at a confidence level of 99,97% for economic capital purposes.

Through an allocation mechanism, the individual legal entities' capital requirements are identified, reflecting the Legal Entities' risk exposure.

The AMA approach has been formally approved by the Supervisory Authority and is expected to be rolled out in all the relevant Group entities before the end of 2012. The entities not yet authorised to use the advanced methods contribute to the consolidated capital requirement on the basis of the standard (TSA) or basic (BIA) model.

Part E - Risks and related risk management policies (Continued)

B. Legal Risks

There are pending lawsuits against UniCredit Spa and other UniCredit Group companies.
In many cases, there is substantial uncertainty regarding the outcome of the proceedings and the amount of any possible losses. These cases include criminal proceedings, administrative proceedings by the Supervisory Authority and claims in which the petitioner has not specifically quantified the penalties requested (for example, in putative class action in the United States). In such cases, given the infeasibility of predicting possible outcomes and estimating any losses in a reliable manner, no provisions are made. However, where it is possible to reliably estimate the amount of possible losses and the loss is considered likely, provisions are made in the financial statements based on the circumstances and consistent with IAS international accounting standards.

To protect against possible liabilities that may result from pending lawsuits (excluding labour law, tax cases or credit recovery actions), UniCredit Group has a provision for risks of charges of €1.3 billion as at December 31, 2009. However, it is possible that this provision may not be sufficient to entirely meet the legal charges and the fines and penalties requested in pending legal actions.

Therefore, it may occur that a negative outcome for said proceedings could have a harmful effect on the financial situation of UniCredit Group.
The following is a summary of pending cases in which UniCredit Group is involved, and which have a value of €100 million or greater. Tax, labour law and credit recovery cases are not included.

Action initiated against UniCredit S.p.A., its Managing Director and the Managing Director of HVB (Hedge Fund Claim) and action initiated against Verbraucherzentrale (VzfK Claim)

In July 2007, eight hedge funds, (followed by various minority shareholders of HVB), submitted a writ of summons to the Regional Court of Munich for compensation for damages allegedly suffered by HVB as a consequence of certain transactions regarding the transfer of equity investments and business lines from HVB (after its entry into UniCredit Group) to UniCredit S.p.A. or other UniCredit Group companies (and vice versa). In addition, they argue that the HVB reorganisation cost should be borne by UniCredit S.p.A..
The defendants in the lawsuit are UniCredit S.p.A., its Managing Director, Alessandro Profumo, and the former Managing Director of HVB, Wolfgang Sprissler.

The plaintiffs are seeking: (i) damages in the amount of €17.35 billion, plus interest; (ii) that the Munich Court order UniCredit S.p.A. to pay HVB's minority shareholders appropriate compensation in the form of a guaranteed regular dividend from November 19, 2005 onwards.
The defendants lodged their defence pleas with the Regional Court of Munich on February 25, 2008.

Furthermore, another minority shareholder of HVB, Vzfk - already owner of a non-significant shareholding in the company capital - started legal proceedings that were substantially similar towards UniCredit S.p.A., its CEO, Alessandro Profumo and the then CEO of HVB, Wolfang Sprissler (for an amount equal to €173.5 million plus interest) and the Regional Court of Munich combined the mentioned proceedings to that promoted by the hedge fund on July 29, 2009.
The defendants, while aware of the risks that any such suit inevitably entails, are of the opinion that the claims are groundless, given that all of the transactions referred to by the plaintiffs were carried out on payment of consideration which was held to be fair on the basis of third-party advisors' opinions. As such, no provision has been made.

Special Representative

On June 27, 2007, the HVB annual Shareholders' Meeting passed a resolution for a claim of damages against UniCredit S.p.A., its legal representatives, and members of HVB's management board and supervisory board, citing damages to HVB due to the sale of the its equity investment in BA and the Business Combination Agreement (BCA) entered into with UniCredit S.p.A. during the integration process. The attorney Thomas Heidel was appointed as Special Representative by a shareholders' resolution voted on by the minority shareholders with the task of verifying if there are sufficient grounds to move forward with this claim. To this end, the Special Representative was granted the authority to examine documents and obtain further information from the company.

Based on his investigations within HVB, in December 2007, the Special Representative asked UniCredit S.p.A. to restore the purchased BA shares to HVB.

In January 2008, UniCredit S.p.A. replied to the Special Representative, stating that, in its view, such a request was unfounded.

On February 20, 2008 Attorney Heidel, acting as Special Representative, filed a petition against UniCredit S.p.A., its Managing Director, Alessandro Profumo, the former Managing Director of HVB, Wolfgang Sprissler and HVB's Chief Financial Officer, Rolf Friedhofen, requiring the defendants to return the BA shares to HVB along with compensation to HVB for any additional losses in the matter or, if this petition is not granted by the Munich Court, to pay €13.9 billion in damages.
On July 10, 2008, Attorney Heidel filed and gave notice of an amendment to the petition. In it he asks that UniCredit S.p.A., its Managing Director, and HVB's former Managing Director and Chief Financial Officer be ordered to return the additional amount of €2.98 billion (plus interest) in addition to damages that may result from the capital increase resolved by HVB in April 2007 following the transfer of the banking business of the former UBM to HVB. Specifically, the Special Representative asserts that the transfer was overvalued and that auditing rules were violated.

Since it is doubtful that the amendment of the Special Representative's petition is in line with the resolution of the HVB Shareholders' Meeting in June 2007, UniCredit S.p.A. considers the plaintiff's claims to be unfounded, partly in consideration of the fact that both the sale of BA and the transfer of the operations of the former UBM during the HVB capital increase occurred on the basis of independent assessments (fairness opinions and valuation reports) of well-known External Auditors and investment banks, thus, it has not made any provisions.
It should be noted that on November 10, 2008, an extraordinary meeting of HVB shareholders' was held and resolved to revoke the resolution of June 27, 2007, consequently, Attorney Heidel was removed as HVB's Special Representative. This means that the Special Representative no longer has the authority to prosecute the actions brought against UniCredit S.p.A., its officer, or HVB's officers, unless the resolution is declared null or ineffective. In particular, the removal prevents the Special Representative from continuing his petition for damages, which, moreover, will not disappear automatically, but rather only if a decision in this matter is made by HVB's supervisory board (against Wolfgang Sprissler and Rolf Friedhofen) and the management board (against UniCredit S.p.A. and its Managing Director). HVB's Statutory Bodies, with the assistance of external consultants, initiated a review of this complex matter to make the related decisions under their authority.

The removal of the *Special Representative* was contested by Attorney Heidel and by a minority shareholder. On August 27, 2009 the Regional Court of Munich declared the Special Representative's removal null. However the decision is not yet final and binding, in that an appeal is pending with the High Regional Court of Munich.
On June 2, 2009 the Regional Court of Munich decided to suspend arguments on the Special Representative's petition until a final decision is made on the validity of the appointment and subsequent removal of the Special Representative.

The Special Representative submitted a request to review the suspension measure of the petition. The same first instance judge will review and if, as expected, the judge does not reverse his decision, the High Regional Court will decide on the correctness of the suspension measure.

Cirio

In April 2004, the extraordinary administration of Cirio Finanziaria S.p.A. served notice to Sergio Cragnotti and various banks including Capitalia S.p.A. (absorbed by UniCredit S.p.A.) and Banca di Roma S.p.A., of a petition to obtain judgment declaring the invalidity of an allegedly illegal agreement with Cirio S.p.A. regarding the sale of the dairy company Eurolat to Dalmata S.r.l. (Parmalat). The extraordinary administration subsequently requested that Capitalia S.p.A. and Banca di Roma S.p.A. be found jointly liable to reimburse a sum of €168 million and that all defendants be found jointly liable to pay damages of €474 million.

Furthermore, the extraordinary administration requested, should the above fail, the revocation of the deeds of settlement made by Cirio S.p.A. and/or repayment by the banks of the amount paid for the agreement in question, on the grounds of undue profiteering, pursuant to Article 2901 of the Italian Civil Code.

In May 2007, the case was retained for the judge's ruling. No preliminary investigation was conducted. In February 2008, an unexpected ruling by the Court of Rome ordered Capitalia S.p.A. (currently UniCredit S.p.A.) and Sergio Cragnotti to pay €223.3 million plus currency appreciation and interest from 1999. UniCredit S.p.A. has appealed the sentence, requesting the suspension of the execution of the lower court's judgment.
The Rome Court of Appeals, with a ruling issued on March 17, 2009, suspended the execution of the lower court's judgment.

The next hearing is scheduled on November 11, 2014.
In order to oversee such risks, provisions were made for an amount considered congruous to the current risk of the proceedings.

*****

In April 2007, certain Cirio Group companies in administration filed a petition against Capitalia S.p.A. (now UniCredit S.p.A.), Banca di Roma S.p.A., UBM (now UniCredit S.p.A.) and other banks for compensation of damages resulting from their role as arrangers of bond issues by Cirio Group companies, although, according to the plaintiffs, they were already insolvent at the time. Damages were quantified as follows:

- the damages incurred by the petitioners due to a worsening of their difficulties were calculated within a range of €421.6 million to €2.082 billion (depending upon the criteria applied);
- the damages incurred because of the fees paid to the Lead Managers for bond placements were calculated at a total of €9.8 million;
- the damages, to be determined during the proceedings, incurred by Cirio Finanziaria S.p.A. (formerly Cirio S.p.A.), for losses related to the infeasibility of recovering, through post-bankruptcy clawback, at least the amount used between 1999 and 2000 to cover the debt exposure of some of the Group companies;

plus interest and currency revaluation from the date owed to the date of payment.
In the ruling of November 3, 2009 the judge denied the plaintiff's claim holding the companies of Cirio Group in extraordinary administration jointly liable for reimbursement of legal expenses in favour of the defendant banks.
The Extraordinary Administration has appealed against the ruling.
UniCredit S.p.A., having considered the opinion of its defence counsel, believes the action to be groundless, and is confident the judgment will be favourable. Accordingly no provisions have been made.

Part E - Risks and related risk management policies (Continued)

International Industrial Participations Holding IIP N.V.
On October 30, 2007, International Industrial Participations Holding IIP N.V. (formerly Cragnotti & Partners Capital Investment N.V.) and Sergio Cragnotti brought a civil action against UniCredit S.p.A. (as the successor to Capitalia S.p.A.) and Banca di Roma S.p.A. for alleged direct damages and loss of profit quantified at €135 million resulting from:
- primarily, the breach of contractual obligations of financial assistance previously assumed in favour of Cragnotti & Partners Capital Investment N.V., Sergio Cragnotti, and Cirio Finanziaria S.p.A. Cirio Group, which resulted in its insolvency;
- secondarily, the illegitimate refusal by the defendants to provide Cirio Finanziaria S.p.A. and Cirio Group the financial assistance necessary to repay a bond expiring on November 6, 2002, not acting properly and in good faith.

The investigating magistrate set a clarification hearing for the conclusions for October 18, 2010.

Following the recent reorganisation of UniCredit Group, without prejudice to the legitimation of UniCredit S.p.A. as the defendant, the question in law, previously attributable to Banca di Roma S.p.A. was transferred to UniCredit Corporate Banking S.p.A..

The plaintiff's claim in this action is completely groundless.

In consideration of such, at the time being no provisions have been made.

Gruppo Fratelli Costanzo
The companies of the Costanzo group, originally controlled by the Costanzo family, have been under extraordinary administration since 1996. In February 2006 several representatives of the Costanzo family brought suit for damages against the extraordinary administration and the Ministry of Production alleging poor management of the companies in the group. The plaintiffs also sued the members of the Supervisory Committee, of which the subsidiaries IRFIS S.p.A. and Banca di Roma (now UniCredit S.p.A.) were members, alleging omissions in oversight. The total claim amounts to about €2.04 million. As a result of the Catania Court's declaration of lack of jurisdiction, the case was brought again before the Regional Administrative Court of Lazio - Rome in November 2009. The claim for damages appears groundless and therefore, on the basis of the opinion of defense counsel as well, no provision has been made for it. To obtain a declaration of lack of territorial jurisdiction on the part of the Regional Administrative Court of Lazio - Rome and, on the other hand, the presence of jurisdiction on the part of the Regional Administrative Court of Sicily - Catania, the company Fratelli Costanzo S.p.A in A.S. (under extraordinary administration) has appealed to the Council of State for a preliminary determination of jurisdiction.

Qui tam Complaint against Vanderbilt LLC and other UniCredit Group companies
On July 14, 2008, Frank Foy and his wife, in compliance with local New Mexican law (Qui Tam Statute), according to which any State resident may file a legal action on behalf of the State, filed a complaint on behalf of the State of New Mexico in relation to certain investments made by the New Mexico Educational Retirement Board (ERB) and the State of New Mexico Investment Council (SIC) in Vanderbilt LLC ("VF"), an indirect UniCredit S.p.A. investee company. Frank Foy claims to have been the Chief Investment Officer of ERB and to have submitted his resignation in March 2008.

Frank Foy requests, on behalf of the State of New Mexico, compensation for damages totalling USD 360 million (including applicable penalties as part of the New Mexico Fraud against Taxpayers Act, which provides for the possibility of treble damages) based on the New Mexico Fraud against Taxpayers Act, asserting that Vanderbilt VF and the other defendants surreptitiously persuaded ERB and SIC to invest USD 90 million in Vanderbilt products (i) by knowingly providing false information on the nature and risk level of the VF investment and (ii) by guaranteeing improper contributions to then-Governor of the State of New Mexico, Bill Richardson, and other State officials, to convince them to make the investment. Frank Foy maintains that the State suffered damages equivalent to the entire initial investment of USD 90 million (consequential damages) and requests an additional USD 30 million for loss of profit.

Defendants include - *inter alia* - the following:
- Vanderbilt Capital Advisors, LLC (VCA), a wholly-owned indirect subsidiary of Pioneer Investment Management USA Inc. (PIM US);
- Vanderbilt Financial, LLC (VF), a SPV in which PIM US has an 8% holding;
- Pioneer Investment Management USA Inc. (PIM US), a wholly-owned subsidiary of PGAM;
- PGAM., a wholly-owned subsidiary of UniCredit S.p.A.;
- UniCredit S.p.A.;
- various directors of VCA, VF and PIM US;
- law firms, external auditors, investment banks and State of New Mexico officials.

At present, an assessment on the economic impact that may result from the proceedings is premature and thus no provisions have been made.
The defendants have requested that the plaintiff's claim be denied. The Court has not yet set a date for a hearing on said request.
The petition was served to the American companies, including Vanderbilt Capital Advisors and Pioneer Investment Management USA Inc. (both part of UniCredit Group). Also the natural persons who are called as defendants have been served the petition.
On September 24, 2009 UniCredit S.p.A. and on December 17,2009 PGAM were served the petition.

Divania S.r.l.

In the first half of 2007, Divania S.r.l. filed a suit against UniCredit Banca d'Impresa S.p.A. (now UniCredit Corporate Banking S.p.A.) contesting the violations of the law and regulations (relevant, amongst other things, to financial products) with reference to the operations in rate and currency derivative transactions created between January 2000 and May 2005 by Credito Italiano S.p.A. initially, and subsequently by UniCredit Banca d'Impresa S.p.A. (now UniCredit Corporate Banking S.p.A.), for a total of 206 contracts.

The petition, which requests that the contracts be declared inexistent, or failing that, null and void or to be cancelled or terminated and that UniCredit Banca d'Impresa S.p.A. (now UniCredit Corporate Banking S.p.A.) be found liable to pay a total of €276.6 million as well as legal fees and interest, was served on March 26, 2007 in the Court of Bari as part of the new corporate procedure. An expert witness report was requested in the fall of 2008. Recently the experts requested an extension of 120 days for submitting the report that was due at the beginning of March 2010 and it's quite likely they will request a further delay.

UniCredit Corporate Banking S.p.A. considers the claimed amount to be disproportionate to the actual litigation risk, as the amount claimed was calculated by adding all debit entries made (for an amount much larger than the actual), without including the credits that drastically reduce the claimant's demands. Furthermore, a settlement had been reached, and signed on June 8, 2005, for the contested transactions, under which Divania S.r.l. stated that it would no longer make any claim, for any reason, for the transactions now being disputed. The petition calls into question the validity of the transaction, arguing that the settlement is null and void given the alleged illegitimacy of the transactions in question. UniCredit Corporate Banking S.p.A. believes that the maximum amount at risk is approximately €4 million, equivalent to the sum that was debited to the plaintiff's account at the time of the transaction. For this reason, a provision has been made for an amount consistent with the lawsuit risk.

On September 21, 2009, Divania S.r.l. served an additional and separate petition to UniCredit Corporate Banking S.p.A. at the Court of Bari, requesting compensation for damages allegedly incurred, amounting to €68.9 million, contesting the violations of the law and regulations (relevant, amongst other things, to financial products) as a result of the bank's behaviour in relation to the derivative transactions in question, and, more generally, the behaviour in regards to the customer. The suit is closely linked to the one already pending.
The petition is considered to be without grounds and therefore no provisions have presently been made.

Acquisition of Cerruti Holding Company S.p.A. by Fin.Part S.p.A.

At the beginning of August 2008, the receivership of Fin.Part S.p.A. ("Fin.Part") brought a civil action against UniCredit S.p.A., UniCredit Banca S.p.A., UniCredit Corporate Banking S.p.A. and one other bank not belonging to UniCredit Group for contractual and tort liability.
Fin.Part makes claim against each of the defendant banks, jointly and severally or alternatively, each to the extent applicable, for compensation for damages allegedly suffered by Fin.Part and its creditors as a result of the acquisition of Cerruti Holding Company S.p.A. ("Cerruti").

The action contests the legality of the conduct displayed during the years 2000 and 2001 by the defendant banks, in concert among them, for the acquisition of the fashion sector of the Cerruti 1881 Group, by means of a complex financial transaction focused specifically on the issue of a bond for €200 million by a SPV in Luxembourg (C Finance S.A.).
It is maintained that Fin.Part was not able to absorb the acquisition of Cerruti with its own funds, and that the financial obligations connected with the bond payment brought about the bankruptcy of the company.
Therefore, the receivership is requesting compensation for damages in the amount of €211 million, which represents the difference between the liabilities (€341 million) and the assets (€130 million) of the bankruptcy estate, or such other amount as determined by the court. Furthermore, it is requested the defendants return all of the amounts earned in fees, commissions and interest in relation to the fraudulent activities.

Papers were filed on December 23, 2008 that included the bankruptcy of C Finance S.A.
The receivership maintains that the insolvency of C Finance S.A., which existed at the time of its establishment, due to the issue of the bond and the transfer of proceeds to Fin.Part in exchange for assets with no value, should be attributed to the banks involved in causing the financial difficulties, as their executives contributed to devising and executing the transaction.
The defendant banks are asked to compensate the damages as follows: a) the total of bankruptcy liabilities (€308.1 million); or, alternatively, b) the amounts disbursed by C Finance S.A. to Fin.Part and Fin.Part International (€193 million); or, alternatively, c) the amount collected by UniCredit S.p.A. (€123.4 million).

In another area, the banks are requested to compensate damages for the amounts collected (equivalent to €123.4 million as well as €1.1 million in fees and commissions) for the alleged invalidity and illegality of the case or for illegal reasons involving all parties to the complex deal that the transaction in question allegedly turned into, according to the petitioner, the payment of Fin.Part debts to UniCredit S.p.A. using the proceeds from the C Finance S.A. bond issue. In addition, the transaction was allegedly a means for evading Italian laws regarding limits and procedures for bond issues.

UniCredit Group's legal counsel is assessing the procedural aspects and the relationships between the accompanying petitions of the two bankruptcies, also in regard to the appeal pursuant to Article 101 of Regional Decree no. 267 of March 16, 1942, filed by the C Finance S.A. bankruptcy against the bankruptcy of Fin.Part.

In January 2009, the judge rejected the writ of attachment for the defendant not belonging to UniCredit Group.

Part E - Risks and related risk management policies (CONTINUED)

On June 9, 2009 the deed of appearance and reply was submitted for UniCredit S.p.A..
On October 05, 2009 and on January 12, 2010 the parties personal appeared for settlement proceedings.
The settlement proceedings were unproductive due to the distance of the parties' positions.
The next hearing is scheduled on April 27, 2010.

On October 2, 2009, the receivership of Fin.Part subpoenaed in the Court of Milan UniCredit Corporate Banking S.p.A. (as the party of the former Credito Italiano) in order that (i) the invalidity of the "payment" of €46 million made in September 2001 by Fin.Part to the former Credito Italiano be recognised and consequently, (ii) the defendant be sentenced to return said amount in that it relates to an exposure granted by the bank as part of the complex financial transaction under dispute in the prior proceedings.
UniCredit S.p.A., also based on the information supplied by their legal counsel, believes the claims are groundless and/or lacking from an evidence viewpoint, consequently, also bearing in mind that the proceedings are in their initial stages, no provisions have presently been made.

Seanox Oil P.T.

In 2004, Seanox Oil P.T., with registered office in Jakarta, made a decision to liquidate (through Branch 26 in Milan of the former Banca di Roma) 2 certificates of deposit that were apparently issued by UBS for a total amount of USD 500 million (USD 300 million and USD 200 million).

The aforementioned company instituted proceedings against the former Banca di Roma S.p.A., claiming it had suffered unjust loss deriving from the alleged illicit delivery to UBS Bank of Zurich of one of the certificates, that of the certificate having a face value of USD 200 million, which having proved to be false, was withdrawn by UBS Zurich.
Accordingly, the plaintiff requested compensation for damages for the notional value of the certificate of deposit held by UBS, or USD 200 million, equivalent to €158 million.

The bank duly appeared in court to dispute the reconstruction of events and requested that the petition be wholly rejected in that it is unfounded in law and in fact. Following a number of recent restructuring transactions by UniCredit Group, the disputed right behind the case was transferred to UniCredit Banca S.p.A..
In the hearing on November 18, 2009, the attorney assisting the Bank demonstrated the falsity of the certificate at issue. The outcome of the hearing was that the Court ruled for the rejection of all of the preliminary evidentiary proceedings and adjourned the hearing to February 2, 2011 for further specification of the allegations.

For this reason, a provision has been made for an amount consistent with the risk of the lawsuit.

Mario Malavolta

In July 2009, Mario Malavolta, on his own behalf and as legal counsel and director of Malavolta Corporate S.p.A. and its subsidiaries and associates, sued UniCredit S.p.A. for compensation for damages (approximately €135 million) allegedly due to illicit behaviour on UniCredit S.p.A.'s part. Furthermore, the petitioner requests the confirmation of the improper application of interest on its current accounts held by the aforementioned company.
The defendant named in this action is UniCredit Corporate Banking S.p.A..
The petitioner disputes the conduct by the defendant during the period 2006-2007, maintaining that improper involvement by the bank in the decision-making processes of Malavolta Group companies allegedly prevented the restructuring processes and caused significant financial burden (currently the companies of Malavolta Group are insolvent and under bankruptcy proceedings).

The facts and circumstances described above also allegedly resulted in significant damages to Mario Malavolata in his role as shareholder and director of Malavolta Corporate S.p.A. and its subsidiaries.
As preliminary defenses, the Bank has alleged that the plaintiff lacks standing and interest in the matter. On the merits, as a subordinate alternative, it has alleged that the complaints lack grounds and are excessively broad, not supported by the documents produced on the record.
The proceedings are in the initial phases and no provisions have presently been made.

Valauret S.A.

In 2001, the plaintiffs (Valauret S.A. and Hughes de Lasteyrie du Saillant), bought shares in the French company Rhodia S.A. They maintain that they suffered losses as a result of the drop in Rhodia share prices between 2002 and 2003, allegedly caused by earlier fraudulent actions by members of the company's board of directors, which made the financial statements untruthful and misleading.
In 2004, the plaintiffs filed a petition claiming damages against the board of directors, the external auditors, and Aventis S.A. (the alleged majority shareholder of Rhodia S.A.). Later they extended their claim to other parties, arriving at a total of 14 defendants, the latest being Bank Austria (BA), against which a petition was filed at the end of 2007, as successor of Creditanstalt AG (CA). The plaintiffs maintain that the latter was involved in the aforementioned alleged fraudulent activities, as it was the credit institution of one of the companies involved in said activities. Valauret S.A. is seeking damages of €129.8 million in addition to legal costs and Hughes de Lasteyrie du Saillant is seeking damages of €4.39 million.

In BA's opinion, the involvement of CA in fraudulent activities is without grounds. In 2006, well before the action was extended to BA, the civil proceedings were suspended following the opening of criminal proceedings lodged by the French public ministries based on the criminal charge against persons unknown by the same plaintiffs.
In December 2008, the Commercial Court of Paris suspended the civil proceedings against BA.
In relation to such circumstances no provisions were made.

Treuhandanstalt

BA (formerly Bank Austria Creditanstalt AG) has joined as a party in support of the defendant AKB Privatbank Zürich AG (formerly a subsidiary of BA and formerly Bank Austria (Schweiz) AG) in a suit relating to alleged claims of Bundesanstalt für vereinigungsbedingte Sonderaufgaben "BvS" (formerly Treuhandanstalt), the German public body for the new Länder reconstruction.
Essentially it is asserted that the former subsidiary embezzled funds from companies in the former East Germany. BvS is requesting compensation for damages of approximately €128 million, plus interest dating back to 1992.

On June 25, 2008 the Zurich District Court rejected the request of BvS, with the exception of the amount of €320 thousand that, in the Court's opinion, represents fees and commissions applied in good faith, in accordance with a contract that was no longer valid, by the former subsidiary of BA. Following the appeal submitted by both parties, the suit will continue in front of the Zurich Court of Appeals.

At the time being it is not possible to reliably estimate the final result of the action, nor determine the level of responsibility, if any responsibility exists. Presently, in compliance with international accounting standards, no provisions were made.

Association of small shareholders of NAMA d.d. in bankruptcy; Slobodni sindiKat

Zagrebačka was called before the Zagreb Municipal Court by two parties: (i) the association of small shareholders of NAMA d.d. in bankruptcy; (ii) Slobodni Sindikat.

The parties allege that Zagrebačka violated the rights of NAMA d.d., as minority shareholder of Zagrebačka since 1994. The parties assert, inter alia, that Zagrebačka did not distribute to NAMA d.d. profits in the form of Zagrebačka shares.

As such, the plaintiffs ask the Court to sentence Zagrebačka to assign ownership of 44,858 Zagrebačka shares to NAMA d.d. or, alternatively, to pay the equivalent amount in cash that the plaintiffs estimate at Kuna 897,160,000.00 (approximately €123.7 million) assuming that each share has a value of Kuna 20,000.

Zagrebačka maintains that the plaintiffs do not have legal standing in that they have never been Zagrebačka shareholders, nor the holders of the rights allegedly violated.

Zagrebačka maintains that the alleged violation of rights due to the former minority shareholder NAMA d.d. never occurred. Therefore, Zagrebačka believes that the plaintiffs' claims are groundless, as they have not proven either the existence of the rights or the quantified damages. On November 16, 2003, at the first hearing, the judge rejected the request by the plaintiffs, without dealing with the merit of the litigation, declaring that the plaintiffs did not even have the legitimisation to act. The decision has been appealed.
In relation to these proceedings, no provisions have been made.

GBS S.p.A.

At the beginning of February 2008, General Broker Service S.p.A. (GBS S.p.A.) initiated arbitration proceedings against UniCredit S.p.A. aiming at declaring the behaviour of Capitalia S.p.A. and subsequently UniCredit S.p.A. illegitimate with regards to the insurance brokerage relationship in effect and allegedly deriving from the exclusive agreement signed in 1991, and furthermore to obtain compensation for damages suffered, originally estimated at €121.7 million, then increased to €197.1 million.

The 1991 agreement, which included an exclusivity right, was signed by GBS S.p.A. and the former Banca Popolare di Pescopagano e Brindisi. The bank, following the 1992 merger with Banca di Lucania, became Banca Mediterranea, which was incorporated in 2000 in Banca di Roma S.p.A., which then became Capitalia S.p.A. (currently UniCredit S.p.A.).

The brokerage relationship with GBS S.p.A., dating back to the 1991 contract, was then governed by (i) an insurance brokerage service agreement signed in 2003 between GBS S.p.A., AON S.p.A. and Capitalia S.p.A., whose validity was extended to May 2007, and (ii) a similar agreement signed in May 2007 between the aforementioned brokers and Capitalia Solutions S.p.A., on its own behalf and as proxy for the banks and in the interest of the companies of the former Capitalia Group, including the holding company.

In July 2007, Capitalia Solutions S.p.A., on behalf of the entire Capitalia Group, exercised its right of withdrawal from the contract in accordance with the terms of the contract (in which it is expressly recognised that, in the event of withdrawal, the banks/companies of the former Capitalia Group should not be obliged to pay the broker any amount for any reason).

At the request of GBS, an expert witness report was ordered, whose results, both in terms of method and calculations, have been disputed by UniCredit S.p.A..

In the award issued on November 18, 2009 UniCredit S.p.A. was sentenced to pay GBS S.p.A. a total amount of €144 million, as well as legal costs and the costs of the expert opinion report. UniCredit S.p.A., deeming that the arbitrational ruling was groundless, presented an appeal, requesting the

Part E - Risks and related risk management policies (CONTINUED)

suspension of the execution of the judgement. In the case that the request for suspension - once submitted following the execution of the arbitration award, which has not occurred at the being - is not accepted, UniCredit S.p.A. could be held to pay €144 million as well as other expenses, in pendency of the decision for the appeal. Considering the development of the matter, a provision has been made for an amount consistent with what currently appears to be the potential risk resulting from the award issued.

Deutsche Pfandbrief Bank (former Hypo Real Estate AG) and Hypo Real Estate International AG against HVB

Until 2001, HVB was the parent company of a group that was consolidated for tax purposes. Each year it paid the competent authority the taxes owed by the whole group and then recovered the amounts paid from the individual companies.
Hypo Real Estate Bank AG (and Hypo Real Estate Bank International AG, merged into Hypo Real Estate Bank AG), which belonged to said group, maintained the amount charged was excessive, and initiated legal proceedings in the District Court of Munich.
In the judgment of April 29, 2008, the Court sentenced HVB to pay €75.5 million as well as interest and expenses for a total amount of €116 million as at December 16, 2009.
HVB, on opinion of its legal counsel, believes that the plaintiffs' request is groundless and is therefore appealing the judgment of first instance.

On December 16, 2009, HVB executed a transaction agreement that provided for the payment of €46.5 million including interest for the purpose of resolving the controversy. The mentioned agreement is binding.

FinTeam spol s.r.o.

In March 2009, FinTeam spol s.r.o., a Slovakian company, sued UniCredit Bank Slovakia a.s. before a Bratislava Court for transactions involving exchange rates and derivatives (futures transactions and exchange rate options for Euro/Slovakian Corona) carried out as part of the Master Treasury Agreement signed between FinTeam and UniCredit Bank Slovakia in June 2004.
FinTeam alleges that certain transactions executed between the parties are invalid, in that they were not carried out in compliance with the provisions of the Master Treasury Agreement.
Furthermore FinTeam alleges that it incurred losses due to transactions charged on its account by UniCredit Bank Slovakia in connection with the aforementioned transactions.

Therefore FinTeam requests that the UniCredit Bank Slovakia is sentenced to indemnify damages, including loss of profits and legal expenses, allegedly incurred by FinTeam as a result of the alleged breaches of the master agreement made by UniCredit Bank Slovakia and estimates said damagers equal to €100 million. Up today no evidence has been provided to prove that the damages occurred and that they amount to €100 million.
UniCredit Bank Slovakia duly filed its statement of defence and objected the lack of capacity of the Court of Bratislava according to the arbitration clause set forth in the Master Treasury Agreement, which requires the parties to submit any dispute to the Permanent Arbitration Tribunal at the Slovakian Bank Association. Nonetheless, since the arbitration clause can be amended by mutual agreement of the parties, UniCredit Bank declared its availability to accept the Court of Bratislava as the competent court.

As to the merit, UniCredit Bank Slovakia deems ungrounded the requests of FinTeam. In fact, the bank thinks it complied with all obligations provided for by the Master Treasury Agreement and duly exercised its rights there under.

In the light of the above, UniCredit Bank Slovakia considers the claim and claim amount to be without basis and has not made any provisions at the time being.

ADDITIONAL RELEVANT INFORMATIONS

The following section illustrates the some further pending proceedings against UniCredit S.p.A. and the other companies of the UniCredit Group that UniCredit Spa considers relevant and for which, at the time being, the claims were not characterised by a known economic demand or for which the economic request cannot be quantified.

Voidance action challenging the transfer of shares of Bank Austria Creditanstalt AG (BA) held by HVB to UniCredit S.p.A. (Shareholders' Resolution of October 25, 2006)

Numerous minority shareholders of HVB have filed petitions challenging the resolutions adopted by HVB's Extraordinary Shareholders' Meeting of October 25, 2006 approving a Sale and Purchase Agreement ("SPA") transferring the shares held by HVB in International Moscow Bank and AS UniCredit Bank Riga to BA and the transfer of the Vilnius and Tallin branches to AS UniCredit Bank Riga, asking the Court to declare these resolutions null and void. In the course of this proceeding, some shareholders asked the Regional Court of Munich to state that the BCA, entered into between HVB and UniCredit S.p.A. should be regarded as a de facto domination agreement.
The shareholders filed their lawsuit contesting alleged deficiencies of the formalities relating to the convocation and conduct of the Extraordinary Shareholders' Meeting held October 25, 2006, and that the sales price for the shares was allegedly inadequate.
In the judgment of January 31, 2008, the Court declared the resolutions passed at the Extraordinary Shareholders' Meeting of October 25, 2006 to be null and void for formal reasons. The Court did not express an opinion on the issue of the alleged inadequacy of the purchase price but expressed the opinion that the BCA entered into between UniCredit S.p.A. and HVB should have been submitted to HVB's Shareholders' Meeting as it represented a "concealed" domination agreement.
HVB filed an appeal against this judgment since it is believed that the provisions of the BCA would not actually be material with respect to the purchase and sale agreements submitted to the Extraordinary Shareholders' Meeting of October 25, 2006, and that the matter concerning valuation

parameters would not have affected the purchase and sales agreements submitted for the approval of the shareholders' meeting. HVB also believes that the BCA is not a "concealed" domination agreement, due in part to the fact that it specifically prevents entering into a domination agreement for five years following the purchase offer.
In essence, the HVB shareholder resolution could only become null and void when the Court's decision becomes final. In light of the duration of the appeal phase, which is currently underway, as well as the ability to further challenge the second-instance judgment at the German Federal Court of Justice, we estimate that it will take between three and four years for the final decision.
Moreover, it should be noted that in using a legal tool recognised under German law, and pending the aforementioned proceedings, HVB asked the Shareholders' Meeting held on July 29 and 30, 2008 to reconfirm the resolutions that were passed by the Extraordinary Shareholders' Meeting of October 25, 2006 (so-called Confirmatory Resolutions) and contested. If passed, these resolutions would make the alleged improprieties irrelevant.
The Shareholders' Meeting approved these resolutions, which, however, were in turn challenged by several shareholders in August 2008. In February 2009, an additional resolution was adopted that confirmed that adopted resolutions.
In the judgement of December 10, 2009, the Court rejected the voidance action. Several former shareholders filed an appeal against this judgement, no date for oral hearing was set so far.
In light of the above events, the appeal proceedings initiated by HVB against the judgment of January 31, 2008 were suspended until a final judgment is issued in relation to the confirmatory resolutions adopted by HVB's Shareholders' Meeting of July 29 and 30, 2008.

Voidance action challenging the squeeze-out of HVB minority shareholders (Shareholders' Meeting of June 27, 2007)
The annual HVB Shareholders' Meeting of June 27, 2007 authorised, inter alia, a resolution to transfer to UniCredit S.p.A. the shares held by the minority shareholders in exchange for a cash settlement of €38.26 per share (a so-called squeeze-out).
More than 100 shareholders filed suits challenging this resolution asking the Court to declare it null and void.
The Regional Court of Munich rejected the action on August 27, 2008. Various minority shareholders have filed an appeal with the High Regional Court. On June 19, 2009, the High Regional Court of Munich issued an order of consideration in which it expressed its intention to reject the challenges without oral arguments and on August 27, 2009 rejected the appeals. On the basis of the public documentation, it results that an appeal has been filed to the German Federal Court of Justice against the decisions on the "squeeze-out" of the High Regional Court of Munich and the Regional Court of Munich, such complaint was not accepted by the Constitutional Court for decision.
The ruling of Munich Higher Regional Court re the squeeze-out out of former HVB-shareholders is final and binding.
In the meantime, HVB, which believes that the lawsuits are clearly unfounded, filed an unblocking motion in December 2007 asking the Court to grant clearance for the transfer resolution to be entered in the Chamber of Commerce, notwithstanding the pending voidance action by the minority shareholders against the resolution.

The Regional Court of Munich granted HVB's request on the grounds that the procedural deficiencies of the resolution in question were unfounded. The minority shareholders challenged the judgment in front of the High Regional Court which, in its judgment of September 3, 2008, rejected the appeal (the so-called unblocking motion of second instance). The judgment is final and there can be no recourse to higher levels of jurisdiction.

Accordingly, on September 15, 2008, the Munich Business Register recorded the squeeze-out and UniCredit S.p.A. became the shareholder of the entire HVB share capital.

Squeeze-out of HVB minority shareholders (appraisal proceedings)
Approximately 300 former minority shareholders of HVB filed a request to revise the price obtained in the squeeze-out (appraisal proceedings). The dispute mainly concerns profiles regarding the valuation of HVB. UniCredit S.p.A. submitted its defence briefs on July 23, 2009.
The proceeding is still pending.
The next hearing will take place on April 15, 2010.

Squeeze-out of Bank Austria's minority shareholders
After a settlement was reached on all legal challenges to the transaction in Austria, the resolution passed by the Bank Austria shareholders' meeting approving the squeeze-out of the ordinary shares held by minority shareholders (with the exception of the so-called "golden shareholders") was recorded in the Vienna Business Register on May 21, 2008.
Accordingly, UniCredit S.p.A. became the owner of 99.995% of the Austrian bank's share capital with the resulting obligation to pay minority shareholders a total amount of €1,045 million, including interest accrued on the squeeze-out, in accordance with local laws.
The minority shareholders received the squeeze-out payment including the related interest.
Several shareholders who felt the squeeze-out price was inadequate have initiated proceedings with the Commercial Court of Vienna, in which they are asking the Court to review the adequacy of the amount paid (appraisal proceedings). UniCredit S.p.A. immediately challenged the competency of the Vienna Court. In the judgment of October 14, 2008, the Court maintained its competency in the case, without going into the matter. UniCredit S.p.A. then contested the decision with the High Regional Court of Vienna. In the judgment of July 6, 2009, the latter upheld that the Commercial Court of Vienna was competent to hear the case. UniCredit S.p.A. filed an extraordinary appeal with the Supreme Court challenging the decision of the High Regional Court.
In addition to the judicial proceeding in front of the Commercial Court of Vienna, a minority shareholder initiated at the same time a parallel procedure before an Arbitral Tribunal. If the outcome is unfavourable for UniCredit S.p.A., a negative impact for the Group cannot be excluded.

Part E - Risks and related risk management policies (Continued)

Cirio and Parmalat criminal proceedings

Between the end of 2003 and the beginning of 2004, criminal investigations of some former Capitalia Group, now UniCredit Group, officers and managers were conducted in relation to the insolvency of Cirio Group. The trials resulting from these investigations, related to the Group's insolvency, involved the former Capitalia S.p.A., (now UniCredit S.p.A.), one of the lending banks of said group and resulted in the some executives and officers of the former Capitalia S.p.A. (now UniCredit S.p.A.) being committed trial.
Cirio S.p.A.'s extraordinary administration and several bondholders joined the criminal judgment as civil complainants without specifying damages claimed. UniCredit S.p.A., also as the universal successor of UniCredit Banca di Roma S.p.A. was cited as legally liable. The proceedings are in the discussion phase.

The officers involved in the proceedings in question maintain that they performed their duties in a legal and proper manner.
With respect to that proceeding, also on the basis of legal opinions, although there is a potential risk of civil liability for UniCredit S.p.A. due in part to the complexity of the facts alleged, it is at present not possible to reliably estimate the contingent liability, due to the lack of relevant elements.
With regard to the state of insolvency of the Parmalat Group, from the end of 2003 to the end of 2005, investigations were also carried out on certain executives and officers of the former Capitalia S.p.A. (now UniCredit S.p.A.), who had been committed for trial within the scope of three distinct criminal proceedings known as "Ciappazzi", "Parmatour" and "Eurolat".
Companies of the Parmalat Group in extraordinary administration and numerous Parmalat bondholders are the plaintiffs in the civil suits in the aforementioned proceedings. All of the civil claimants' lawyers have reserved the right to quantify damages at the conclusion of the first instance trials.
In the "Ciappazzi" and "Parmatour" proceedings, several companies of the UniCredit Group have been cited as legally liable.
The proceedings are in the discussion phase.
Upon execution of the settlement of August 1, 2008 between UniCredit Group and Parmalat S.p.A., and as Parmalat Group companies in extraordinary administration, all civil charges were either waived or revoked.
The officers involved in the proceedings in question maintain that they performed their duties in a legal and proper manner.
For these proceedings, a provision has been made for an amount consistent with what currently appears to be the potential risk for the legally liable UniCredit S.p.A.

Lehman

As is widely known, 2008 witnessed periods of considerable instability in financial markets involving all major markets, particularly those in the United States.
Several companies in the Lehman Brothers Group were put into receivership in the countries in which they operated. Specifically, in the U.S., Lehman Brothers Holdings Inc., among others, was put into receivership, while in the Netherlands, Lehman Brothers Treasury Co. BV was put into receivership.
As a result, as at December 31, 2009, a certain number of complaints were received concerning transactions involving financial instruments issued by Lehman Group companies or related to them. A careful review of these complaints is being conducted by the companies that received them. The number of pending cases as at December 31, 2009 is essentially negligible.

Madoff

In December 2008, Bernard L. Madoff, former chairman of the NASDAQ and owner of Bernard L. Madoff Investment Securities LLC **("BMIS")**, an investment company registered with the Securities Exchange Commission (the **"SEC"**) and the **Financial Industry Regulatory Authority** ("**FINRA**"), was arrested on charges of securities fraud for what has been described by U.S. authorities as a Ponzi scheme. In the same month, a bankruptcy administrator (the "**SIPA Trustee**") for the BMIS liquidation was appointed in accordance with the U.S. Securities Investor Protection Act of 1970. In March 2009, Bernard L. Madoff was found guilty of several crimes, including securities fraud, investment adviser fraud, and providing false information to the SEC: In June 2009, Bernard L. Madoff was sentenced to 150 years in prison.

Following Bernard L. Madoff's fraud conviction, several criminal and civil suits were filed in various countries against financial institutions and investment advisers by, or on behalf of, investors, intermediaries acting as brokers for investors and public entities in relation to losses incurred.

UniCredit S.p.A., some of its subsidiaries, and some of its employees or former employees were subpoenaed, or may be subpoenaed in the future, in the proceedings and/or investigations of the Madoff case in various countries, including the United States, Austria, and Chile.
As at the date of Bernard L. Madoff's arrest, the Alternative Investments division of Pioneer, a subsidiary of the UniCredit S.p.A. ("**PAI**"), acted as investment manager and/or investment adviser for some funds that had invested in other funds with accounts at BMIS. Specifically, PAI acted as investment manager and/or investment adviser for the Primeo funds and AllWeather funds. PAI acted as the investment adviser for the Primeo funds from April 2007, after having been sold to BA Worldwide Fund Management ("**BAWFM**"), an indirect subsidiary of BA. The Primeo and AllWeather invested in other funds, which held accounts managed by BMIS. Certain documents prepared by these funds showed assets managed by the UniCredit S.p.A.'s subsidiaries on behalf of fund administrators of €805 million in November 2008. Based on these documents, the amount includes invested capital and proceeds from the investment. Given Bernard L. Madoff's admission of guilt and the facts that emerged following the fraud committed by BMIS, it is clear that the amounts indicated in the aforementioned documents do not accurately reflect the investments made and the proceeds from these investments. As a result, the above amounts should not be considered indicative of the amount of losses incurred by final investors of the funds involved.

Speculative funds established under Italian law and managed by PAI do not have any exposure to funds that invested in accounts managed by BMIS.

HVB issued various tranches of debt securities whose potential yield was calculated based on the yield of a hypothetical structured investment (synthetic investment) in the Primeo funds. The notional value of the debt securities issued in reference to Primeo funds was €27 million. Some legal proceedings were brought in Germany regarding debt securities issued by HVB and connected to Primeo funds, citing HVB as the defendant.

BAWFM, a subsidiary of BA, acted as investment adviser for Primeo funds until the beginning of April 2007. Some BA customers purchased shares in Primeo funds that were held on their accounts with BA.

UniCredit S.p.A. and its BA and PAI subsidiaries were named as part of the 50 defendants in three putative class actions suits filed with the United States District Court for the Southern District of New York, in which the petitioners claim to represent the investors of three funds in which assets were invested in BMIS, directly or indirectly. The defendants were accused of having omitted pertinent information from, or including false information in, prospectuses and related appendices used for the securities offer. The petitioners of the class action allege that the investors were misled, for example, as to the lack of diversification of the investments, on the fact that the funds were invested in BMIS and on the level of due diligence performed by the defendants. Furthermore, the petitioners allege that the defendants did not give adequate attention to "red flags" that were identified and would have made them aware of Bernard L. Madoff's fraud. The three class actions claim compensation for damages with related interest, reimbursement of expenses, costs, legal consultancy fees and the recognition of equitable/injunctive relief. One of the class actions specifically seeks a sentence finding the defendants liable for an amount equivalent to the amount of the initial investments of the collective parties together with interest and proceeds that the parties would have received if their money had been invested wisely. This suit also specifically requests compensation for punitive damages and that the Court prohibits the defendants from using assets of the funds to defend themselves or to indemnify themselves.

Proceedings were initiated in Austria related to Bernard L. Madoff's fraud in which BA and BANKPRIVAT AG (a former subsidiary of BA, with which it merged on October 29, 2009), among others, were named as defendants. The parties invested in funds that, in turn, invested directly or indirectly in BMIS. BA is also the subject of proceedings in Austria following the complaint filed by the Supervisory Authority for Austrian financial markets with the Austrian Attorney's Office and complaints filed to said Attorney's Office by private parties that invested in funds which, in turn, invested directly or indirectly in BMIS. The parties that filed said complaints maintain that BA violated the terms of the Austrian Consolidated Investment Act that governs the role of BA as "auditor of the prospectus" of Primeo funds.

Several subsidiaries of UniCredit S.p.A. have received orders and requests to produce information and documents from the SEC, the U.S. Department of Justice and the SIPA Trustee in the United States, the Austrian Supervisory Authority for financial markets, the Irish Supervisory Authority for financial markets and BaFin in Germany related to their respective investigations into Bernard L. Madoff's fraud.

In addition to proceedings stemming from the Madoff case against UniCredit S.p.A., its subsidiaries and some of their respective employees and former employees, additional actions have been threatened and may be filed in the future in said countries or in other countries by private investors or local authorities.
The pending or future actions may have negative consequences for the Group.

All pending actions are in the initial phases. UniCredit S.p.A. and its subsidiaries involved intend to defend themselves against the charges regarding the Madoff case by any method available to them.
At the time being it is not possible to reliably estimate the timing and results of the various actions, nor determine the level of responsibility, if any responsibility exists. Presently, in compliance with international accounting standards, no provisions were made for specific risks associated with Madoff disputes.

Medienfonds

Various investors in VIP Medienfonds 4 Gmbh & Co. KG ("**Medienfonds**") brought legal proceedings against the subsidiary HVB. The investors in the Medienfonds fund initially enjoyed certain tax benefits which were later prohibited by the tax authorities. HVB did not sell shares in the Medienfonds fund, but granted loans for the investment in said fund, to all investors (for a part of the amount invested), by assuming specific repayment obligations in respect of said fund of which some film distributors are holders. The actors argue that HVB was aware that the structure of the fund increased the tax risk associated with the investment, particularly in relation to the possible loss of tax benefits and that it would be responsible, together other parties, for presumed errors in the prospectus used to market the fund. The courts of first instance passed various sentences, also unfavourable, on HVB, but none of these decisions have yet become final. The District High Court of Munich is dealing with the issue relating to prospectus liability through a specific procedure pursuant to the Capital Markets Test Case Act (Kapitalanleger-Musterverfahrensgesetz) including that of HVB. HVB and another German bank involved in said proceedings have proposed a settlement. HVB has moved to make provisions which are, at present, deemed to be congruous.

CODACONS Class action

With a petition served on January 5, 2010, CODACONS *(Co-oordination of the associations for the defence of the environment and the protection of consumer rights)*, in the interest of one of its applicants, submitted a class action to the Court of Rome against UniCredit Banca di Roma S.p.A. pursuant to article 140-bis of the Consumer Code (Legislative Decree no. 206 dated September 6, 2005). This action, which was brought for an amount of €1,250 (plus unquantified non-material damages), is based on the allegations of AGCM, according to which Italian banks would have paid for the abolition of maximum overdraft commission introducing new and more costly commissions for users. The applicant asked the Court of Rome to

Part E - Risks and related risk management policies (CONTINUED)

allow the action specifying the criteria based on which the parties which intend to adhere are included in the class action and setting fixed terms of not more than 120 days within which the adhesion contracts must be deposited in the court registry. If the Court considers the collective action admissible, the sum requested could increase in an exponential way in relation to the number of adhesions of current account holders of UniCredit Banca di Roma S.p.A. who considered themselves injured by the bank's behaviour. UniCredit believes to have operated in compliance with the law.

RELEVANT EVENTS OCCURRING AFTER 12.31.2009

Vanderbilt

Another Vanderbilt-related lawsuit has been recently filed in New Mexico. PIM US was served on January 14, 2010, and the company's attorneys have agreed to accept service on behalf of the other Vanderbilt defendants.
It names most of the Vanderbilt defendants, including PIM USA, but not PGAM nor UCI. This lawsuit is titled *Hill v. VCA*, and is styled - in the alternative - as a class action or derivative action brought by individual members/beneficiaries of the ERB. The lead plaintiff, Donna J. Hill, alleges that she is a records technician at New Mexico State University and a participant in the ERB pension fund. The complaint names substantially the same Vanderbilt defendants who are sued in the Foy case (but not UniCredit or PGAM), and the substantive allegations are largely identical to those made in the Foy case. This lawsuit, however, is predicated on common law claims of fraud and on the theory that the Vanderbilt defendants knowingly assisted (aided and abetted) the state officials in breaching their fiduciary duties to the ERB pension plan participants.
The Hill complaint does not specify the amount of damages claimed, but the amount would be subsumed within the damages claimed under the Foy lawsuit.

I.CO.PO.DE.SO Srl e Pietro Montanari

The company I.CO.PO.DE.SO Srl and its legal representative Mr. Pietro Montanari, on his behalf, brought suit against UniCredit S.p.A on February 10, 2010 to obtain compensation of damages in the amount of about €133 million in addition to interest and monetary adjustment. The first hearing for appearances was set for May 25, 2010 before the Court of Rome.
The plaintiffs allege that Cassa di Risparmio di Roma (C.R.R., now UniCredit), by a series of acts and by conduct (between the end of the decade of the 1970s and the beginning of the 1980s) supposedly caused the bankruptcy of I.CO.PO.DE.SO Srl, causing the mentioned plaintiffs to incur extremely significant damages in the form of material losses and loss of reputation.
Considering the fact that the case is still in its preliminary stages, no provision has been made on the balance sheet.

Mario Malavolta

Mr. Mario Malavolta, as director of Malavolta Corporate SpA, filed a petition on February 3, 2010 to join the case begun in July 2009, requesting compensation of damages totaling about €445 million.

The Bank has filed a brief opposing the petition to join the case and has contested the claims of the plaintiff.

Special Representative

On March 3, 2010 the High Regional Court of Munich granted the appeal against nullification of the resolution to remove the Special Representative. The decision is not final.

Madoff

In October 2009, the Southern District consolidated the three cases for pretrial purposes. Thereafter, amended consolidated complaints relating to each of three investment fund groups that allegedly invested with BMIS (the "Herald" funds, "Primeo" funds and "Thema" funds) were filed.

The amended "Herald" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Herald Fund SPC-Herald USA Segregated Portfolio One and/or Herald (Lux) on December 10, 2008, or purchased shares in those funds from January 12, 2004, to December 10, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., Bank Austria and Bank Medici, among other defendants, breached common law duties and violated U.S. federal securities laws by, inter alia, knowingly or recklessly failing to safeguard plaintiff's investment in the face of "red flags" concerning Madoff. Plaintiff seeks unspecified damages, punitive damages, recoupment of fees, benefits or assets unjustly obtained from the putative class, costs and attorneys' fees to be determined at trial, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

The amended "Primeo" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Primeo Select Fund and/or Primeo Executive Fund on December 10, 2008, or purchased shares of those funds from January 12, 2004, to December 12, 2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., Bank Austria, Bank Medici, BA Worldwide, PAI and Pioneer Global Asset Management S.p.A, among other defendants, breached common law duties and violated U.S. federal securities laws by, inter alia, misrepresenting the monitoring that would be done of Madoff and plaintiffs' investments and disregarding "red flags" of Madoff's fraud. Plaintiffs seek unspecified damages, recoupment of fees, benefits or assets unjustly obtained from the putative class, interest, punitive damages, costs and attorneys' fees to be determined at trial, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

The amended "Thema" complaint, filed in February 2010, asserts putative class action claims on behalf of investors who owned shares of Thema International Fund plc and/or Thema Fund on December 10, 2008, or purchased shares in those funds from January 12, 2004, to December 14,

2008, and were damaged thereby. The amended complaint alleges that UniCredit S.p.A., BA Worldwide and Bank Medici, among other defendants, violated U.S. federal securities laws and committed common law torts by, inter alia, recklessly or knowingly making or failing to prevent untrue statements of material fact and/or failing to exercise due care in connection with plaintiff's investment. The amended complaint further alleges that UniCredit S.p.A., BA Worldwide and Bank Medici were unjustly enriched by the receipt of monies from the putative class. Plaintiff seeks unspecified damages (including profits that the putative class would have earned had their money been invested prudently), interest, punitive damages, costs and attorneys' fees, as well as an injunction preventing defendants from using fund assets to defend the action or otherwise seeking indemnification from the funds.

These proceedings are in their initial stages. UniCredit S.p.A. and its affiliated defendants intend to defend these proceedings and to assert defenses against the Madoff-related claims directed at them.

QUANTITATIVE INFORMATION

Detailed below is the percentage composition, by type of event, of operational risk sources as defined by the New Basel Capital Accord and acknowledged by the New Regulations for the Prudential Supervision of Banks issued by the Bank of Italy in December 2006 (Circular No. 263) and in successive updates.

The major categories are as follows:
- internal fraud: losses owing to unauthorised activity, fraud, embezzlement or violation of laws, regulations or business directives that involve at least one internal member of the bank;
- external fraud: losses owing to fraud, embezzlement or violation of laws by subjects external to the bank;
- employment practices and workplace safety: losses arising from actions in breach of employment, health and workplace safety laws or agreements, from personal injury compensation payments or from cases of discrimination or failure to apply equal treatment;
- clients, products and professional practices: losses arising from non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided;
- damage from external events: losses arising from external events, including natural disasters, acts of terrorism and vandalism;
- business disruption and system failures: losses owing to business disruption and system failures or interruptions;
- process management, execution and delivery: losses owing to operational or process management shortfalls, as well as losses arising from transactions with commercial counterparties, sellers and suppliers.

The event type categories are: (%)



0.8
0.5
4.1
4.8
5.8
56.7
27.4
IT Systems
Material damage
Employment practices
Internal fraud
External fraud
Process execution
Clients

In 2009, the main source of operational risk was "Clients, products and professional practices", a category which includes losses arising from the non-fulfilment of professional obligations towards clients or from the nature or characteristics of the products or services provided, as well as any sanctions for violating tax regulations. The second largest contribution to losses came from errors in process management, execution and delivery due to operational or process management shortfalls. There were also, in decreasing amounts, losses stemming from external fraud, internal fraud and employment practices. The residual risk categories were damage to physical assets from external events and IT systems related problems.

Part E - Risks and related risk management policies (Continued)

Section 5 - Other Risks

The main risk factors are those indicated above, but there are other risk profiles.
The Group has broadened the types of risk analyzed in order to achieve a more accurate measurement of the risks assumed. At the same time, methods have been established for combining risks to reach an overall measurement of risk by integrating individual risks through the calculation of internal capital.

To this end, the Group has identified risks inherent in the Group's asset and liability positions and its operations, singling out the following types of risk in addition to the credit, market, operational and liquidity risks already mentioned:

- **Business risk:** this derives from a reduction of margins not due to market, credit or operational risks, but to changes in the competitive environment and in customer behavior. Specifically, it mainly concerns future changes in margins and their impact on the Group's value and capitalization levels.
- **Real estate risk:** this risk is defined as the potential losses from negative fluctuations in the market value of the real estate portfolio owned by the Group. Real estate provided as collateral by customers is obviously not included.
- **Financial investment risk:** this represents the potential loss in value of non-speculative financial investments made in non-Group companies which are not included in the scope of consolidation. Trading book positions are not taken into consideration.
- **Strategic risk:** this arises from unexpected changes in the competitive environment, from the failure to recognize ongoing trends in the banking sector or from making incorrect conclusions regarding these trends. The impacts of decisions that are detrimental to long-term objectives and that may be difficult to reverse are also considered.
- **Reputational risk:** this is the current or future risk of a decline in profits or capital as a result of a negative perception of the bank's image by customers, counterparties, bank shareholders, investors or the regulator.

The second step in extending the risk profile consists of identifying the best analysis method. Certain categories lend themselves to quantitative analysis using statistical methods, while others require a more qualitative approach such as scenario analysis. Quantitative measurement is carried out using:

- Estimates of operating capital and
- Stress Tests.

Economic capital is the capital the Group needs to hold to bear risks associated with its positions and operations and is calculated in relation to both individual and combined risk categories consistent with the target rating. Based on the approaches described, the Group has decided to measure business, real estate and financial investment risk using economic capital since the amount of capital determined may be used to cover potential losses. On the other hand, strategic risk is analyzed using scenarios that also arrive at an estimate of potential losses in certain contexts, but is not included in the estimate of the combined risk profile.
The multi-faceted nature of risk necessitates Stress Test analyses in addition to the measurement of operating capital. This is done not only to estimate losses in certain scenarios, but also to understand the impact of the factors causing these losses.
Stress Tests are performed for individual and combined risk categories by simulating combined changes in risk factors in order to support the estimate of combined operating capital. The combined Stress Test estimate deals both with the amount of individual risks, as well as with the decreased diversification benefit in crisis conditions.

Internal Capital Adequacy Assessment Process (ICAAP)

In accordance with the Basel 2 recommendations, measuring risk profile is a fundamental element of the capital adequacy process.

The Group's approach to capital adequacy consists of five phases:

- Risk identification, as described above;
- Risk profile measurement;
- Planning capital and definition of the risk appetite;
- Monitoring and reporting;
- Risk governance.

Risk profile measurement is carried out using the internal capital, which is determined by aggregating economic capital related to the types of risk described above net of diversification benefits plus a cushion that takes into account significant elements for determining the risk profile, such as the variability of the economic cycle and the risk model, with reference to the quality of the data and the accuracy of the models.
The risk profile is defined using internal capital for large and medium-sized companies, while for small companies a synthetic approach is used to allow for an efficient measurement process at the consolidated level.
The capital planning process involves allocating the capital to the divisions and entities in order to reach value creation objectives on the basis of risk propensity. Over the long run the Group aims to generate an income greater than is necessary to remunerate risk (cost of capital at risk) and thus create value so as to maximize the return for its shareholders.
Risk propensity can be defined as the long- and short-term variability in results that Senior Management is willing to accept in support of a particular strategy.

The framework adopted by UniCredit comprises three areas:
- Capital adequacy;
- Profitability and risks;
- Liquidity and Funding;

Capital adequacy is the balance between capital and assumed risk, with a view to both the first and second pillar, where it is measured respectively by the Core Tier 1 Ratio, Total Capital Ratio and the Risk Taking Capacity. The latter is the ratio between the available capital (Available Financial Resources, AFR) and the internal capital.

The AFR can be used to protect the bank from insolvency. These resources must be committed and defined on a contractual basis, so that they can be relied upon in times of crisis. Since losses impact the AFR, these can also be defined as the amount of losses that can be absorbed by the bank before it becomes insolvent.

The internal economic capital measurements and the resulting Risk Taking Capacity are illustrated in the following table.

Capital Adequacy

	December 2009 (€ billion)
Internal capital	43.9
Available Financial Resources (AFR)	64.0
Risk Taking Capacity	**145.9%**

Internal Capital is then broken down at the consolidated level according to the divisional structure, a key concept of the Group business strategy.

The Stress Test on risks is run under a capital adequacy perspective by integrating risk values with scenario impacts on available capital, which represents the Group capacity to stand further losses in stressed conditions.
The risk appetite and the objectives consequently set are then subject to monitoring and reporting in terms of both risk profile and profitability.
Metrics for determining the Risk Appetite are calculated at the consolidated and principal Legal Entity level.
To improve the efficiency of the decision-making process, the monitoring translates into a regular report to the Top Management both at the individual Entity, as well as at the Group level.
In addition, the Parent Bank is required to submit an accounting report on a consolidated basis in accordance with the Banca d'Italia guidelines, at the same time providing a chart on the principal Entities.

The governance at the basis of the capital adequacy process is divided into two dimensions:
- within each Entity, including the Parent Bank;
- in the relations between the Parent Bank (with guidance, support and oversight functions), the Divisions, the Sub-Holdings and the Entities.

The capital adequacy process is of fundamental importance within the Group and therefore requires an adequate risk governance system ensuring the involvement of Top Management and appropriate assignment of ICAAP activities to the organizational functions.
In fact, the ultimate responsibility lies with the Board of Directors, since the capital adequacy process requires the determination of the propensity for risk and the definition of a direction for the proper allocation of the available capital resources. Senior Management identifies the relevant bodies/ structures that will participate in the process and adopts decisions regarding reporting activities to the competent decision-making body (for example, the Group Risk Committee).

Reputational Risk

The UniCredit Group has identified reputational risk as the current or future risk of a decline in profits or capital as a result of a negative perception of the bank's image by customers, counterparties, bank shareholders, investors or the regulator.
In this regard, in July 2009, in the broader context of the Group Risk Management reorganization, the new Reputational Risk Measurement and Control unit was formally appointed within the Operational and Reputational Risks Portfolio department.
The primary role of Reputational Risk Measurement and Control is:
- developing methodologies enabling the identification, assessment and measurement of reputational risk;
- defining reputational risk limits, and suggesting mitigation actions, supporting the relevant Business Units and Legal Entities in monitoring their implementation

Moreover, a dedicated Group Reputational Risk Committee, reporting to the Group Risk Committee, has been established with responsibility in issuing reputational risk policies, ensuring consistency in reputational risk practice across Business Units and Legal Entities and controlling and monitoring the Group Reputational Risk portfolio. Furthermore, the Group Transactional Risk Committees are in charge of handling reputational issues concerning individual transactions, based on reputational risk special policies.
In July 2009, the Group Risk Committee approved the updated version of both the Nuclear Energy and the Defense/Weapons Industry Reputational Risk Special Policies, governing business operations in such sectors.

Part F - Consolidated Shareholders' Equity

Part F - Consolidated Shareholders' Equity

Section 1 - Consolidated Shareholders' Equity

A. QUALITATIVE INFORMATION

The UniCredit Group has made a priority of capital management and allocation (for both regulatory and economic capital) on the basis of the risk assumed in order to expand the Group's operations and create value. These activities are part of the Group planning and monitoring process and comprise:

- planning and budgeting processes:
  - proposals as to risk propensity and capitalisation objectives;
  - analysis of risk associated with value drivers and allocation of capital to business areas and units;
  - assignment of risk-adjusted performance objectives;
  - analysis of the impact on the Group's value and the creation of value for shareholders;
  - preparation and proposal of the financial plan and dividend policy;
- monitoring processes
  - analysis of performance achieved at Group and business unit level and preparation of management reports for internal and external use;
  - analysis and monitoring of limits;
  - analysis and performance monitoring of the capital ratios of the Group and individual companies.

The Group has set itself the goal of generating income in excess of that necessary to remunerate risk (cost of equity), and thus of creating value, so as to maximise the return for its shareholders in terms of dividends and capital gains (total shareholder return). This is achieved by allocating capital to various business areas and business units on the basis of specific risk profiles and by adopting a methodology based on risk-adjusted performance measurement (RAPM), which will provide, in support of planning and monitoring processes, a number of indicators that will combine and summarise the operating, financial and risk variables to be considered.

Capital and its allocation are therefore extremely important for strategy, since capital is the object of the return expected by investors on their investment in the Group, and also because it is a resource on which there are external limitations imposed by regulatory provisions.

The definitions of capital used in the allocation process are as follows:

- Risk or employed capital: This is the equity component provided by shareholders (employed capital) for which a return that is greater than or equal to expectations (cost of equity) must be provided;
- Capital at risk: This is the portion of capital and reserves that is used (the budgeted amount or allocated capital) or was used to cover (at period-end - absorbed capital) risks assumed to pursue the objective of creating value.

Capital at risk is dependant on the propensity for risk and is based on the target capitalisation level which is also determined in accordance with the Group's credit rating.

If capital at risk is measured using risk management methods, it is defined as economic capital, if it is measured using regulatory provisions, it is defined as regulatory capital. In detail:

- Economic capital is the portion of equity that is actually at risk, which is measured using probability models over a specific confidence interval.
- Regulatory capital is the component of total capital represented by the portion of shareholders' equity put at risk (Core Equity or Core Tier 1) that is measured using regulatory provisions.

Economic capital and regulatory capital differ in terms of their definition and the categories of risk covered. The former is based on the actual measurement of exposure assumed, while the latter is based on schedules specified in regulatory provisions.

The relationship between the two different definitions of capital at risk can be obtained by relating the two measures to the Group's target credit rating (AA- by S&P) which corresponds to a probability of default of 0.03%. Thus, economic capital is set at a level that will cover adverse events with a probability of 99.97% (confidence interval), while regulatory capital is quantified on the basis of a Core Tier 1 target ratio in line with that of major international banking groups with at least the same target rating.

Thus, during the application process the "double track" approach is used which assumes that allocated capital is the greater of economic capital and regulatory capital (Core Tier 1) at both the consolidated and business area or business unit levels.

If economic capital is higher, this approach makes it possible to allocate the actual capital at risk that regulators have not yet been able to incorporate, and if regulatory capital is higher, it is possible to allocate capital in keeping with regulatory provisions.
The starting point for the capital allocation process is consolidated capital attributable to the Group.

The purpose of the capital management function performed by the Capital Management unit of Planning, Finance and Administration is to define the target level of capitalisation for the Group and its companies in line with regulatory restrictions and the propensity for risk.

Capital is managed dynamically: the Capital Management unit prepares the financial plan, monitors capital ratios for regulatory purposes and anticipates the appropriate steps required to achieve its goals.
On the one hand, monitoring is carried out in relation to both shareholders' equity and the composition of capital for regulatory purposes (Core Tier 1, Tier 1, Lower and Upper Tier 2 and Tier 3 Capital), and on the other hand, in relation to the planning and performance of risk-weighted assets (RWA).

The dynamic management approach aims to identify the investment and capital-raising instruments and hybrid capital instruments that are most suitable for achieving the Group's goals. If there is a capital shortfall, the gaps to be filled and capital generation measures are indicated, and their cost and efficiency are measured using RAPM. In this context, value analysis is enhanced by the joint role played by the Capital Management unit in the areas of regulatory, accounting, financial, tax-related, risk management and other aspects and the changing regulations[1] affecting these aspects so that an assessment and all necessary instructions can be given to other Group HQ areas or the companies asked to perform these tasks.

B. QUANTITATIVE INFORMATION

B.1 Consolidated shareholders' equity: breakdown by type of company

(€ '000)

NET EQUITY ITEMS	AMOUNTS AS AT 12.31.2009 BANKING GROUP	INSURANCE COMPANIES	OTHER COMPANIES	CONSOLIDATION ADJUSTMENTS AND ELIMINATIONS	TOTAL
Share Capital	8,735,405	5	45,128	(14,695)	8,765,843
Share premium reserve	38,338,920	-	5,264	(9)	38,344,175
Reserves	15,052,546	(9,424)	(903,100)	971,350	15,111,372
Equity instruments	-	-	-	-	-
(Treasury shares)	(6,019)	-	-	-	(6,019)
Revaluation reserves	(1,358,124)	2,105	(21,729)	19,669	(1,358,079)
- Available for sale financial assets	(124,728)	2,105	(21,729)	-	(144,352)
- Property, plant and equipment	-	-	-	-	-
- Intangible assets	-	-	-	-	-
- Hedges of foreign investments	-	-	-	-	-
- Cash-flow hedge	450,713	-	-	-	450,713
- Exchange difference	(1,929,616)	-	-	-	(1,929,616)
- Non-current assets classified held for sale	-	-	-	-	-
- Actuarial gains (losses) on defined benefits plans	-	-	-	-	-
- Valuation reserves frominvestments accounted for using the equity method	(32,356)	-	-	19,669	(12,687)
- Special revaluation laws	277,863	-	-	-	277,863
Profit (loss) of teh year - Minority interests	2,034,783	32	(54,511)	54,316	2,034,620
Shareholders' equity	**62,797,511**	**(7,282)**	**(928,948)**	**1,030,631**	**62,891,912**

B.2 Revaluation reserves for available-for-sale assets: breakdown

(€ '000)

ASSETS/VALUES	BANKING GROUP POSITIVE RESERVE	BANKING GROUP NEGATIVE RESERVE	INSURANCE COMPANIES POSITIVE RESERVE	INSURANCE COMPANIES NEGATIVE RESERVE	OTEHR COMPANIES POSITIVE RESERVE	OTEHR COMPANIES NEGATIVE RESERVE	CONSOLIDATION ADJUSTMENTS POSITIVE RESERVE	CONSOLIDATION ADJUSTMENTS NEGATIVE RESERVE	TOTAL POSITIVE RESERVE	TOTAL NEGATIVE RESERVE
1. Debt securities	379,468	(731,178)	2,105	-	7,730	-	-	-	389,303	(731,178)
2. Equity securities	263,175	(35,572)	-	-	-	(29,425)	-	-	263,175	(64,997)
3. Units in investment fund	35,235	(36,256)	-	-	-	(34)	-	-	35,235	(36,290)
4. Loans	492	(92)	-	-	-	-	-	-	492	(92)
Total 12.31.2009	**678,370**	**(803,098)**	**2,105**	**-**	**7,730**	**(29,459)**	**-**	**-**	**688,205**	**(832,557)**
Total 12.31.2008	**419,398**	**(1,183,984)**	**728**	**(61)**	**2**	**(196,657)**	**-**	**-**	**420,128**	**(1,380,702)**

Amounts as at 12.31.2009 (column header spanning all columns).

Amounts shown as at December 31, 2008 differ from those published due to the reclassification of reserves related to equity investments recognized using equity method.

1. E.g. Basel 2, IAS/IFRS etc.

Part F - Consolidated Shareholders' Equity (Continued)

B.3 Revaluation reserves for available-for-sale assets: annual change (€ '000)

	CHANGES IN 2009			
	DEBT SECURITIES	EQUITY SECURITIES	UNITS IN INVESTMENTS FUNDS	LOANS
1. Opening balance	**(937,783)**	**26,126**	**(50,522)**	**1,605**
2. Positive changes	**980,855**	**528,294**	**81,230**	**64**
2.1 Fair value increases	918,239	238,267	54,048	35
2.2 Reclassification throughprofit or loss of negative reserves	60,696	65,437	22,769	24
- due to impairment	*9,451*	*64,831*	*8,754*	-
- following disposal	*51,245*	*606*	*14,015*	*24*
2.3 Other changes	1,920	224,590	4,413	5
3. Negative changes	**384,947**	**356,242**	**31,763**	**1,269**
3.1 Fair value reductions	358,251	219,686	22,389	1,163
3.2 Impairment losses	-	-	1,869	-
3.3 Reclassification through profit or loss of positive reserves: following disposal	11,831	136,556	5,728	106
3.4 Other changes	14,865	-	1,777	-
4. Closing balance	**(341,875)**	**198,178**	**(1,055)**	**400**

Annual changes differ from those reported in the Other Comprehensive Income Statement due to the inclusion of business combinations in the table above.

Section 2 - Shareholders' Equity and banking regulatory ratios

2.1 Regulatory framework

The prudential scope of consolidation defined by regulatory rules (Bank of Italy regulations n. 263 - December 27, 2006 and n. 155 - December 18, 1991) includes subsidiaries with the following characteristics:

- Banks, financial companies and ancillary banking services companies directly or indirectly controlled to which the line-by-line consolidation method is applied;
- Banks, financial companies and ancillary banking services companies directly or indirectly participated for a share equal or more than the 20% when they are jointly controlled with other entities, to these subsidiaries has to be applied the proportional consolidation method
- The following entities are consolidated with equity method:
  - banks or financial companies directly or indirectly participated for a share equal or more than the 20% or anyway subjected to significant influence;
  - to companies, different from banks, financial companies and ancillary banking services companies directly or indirectly controlled exclusively or jointly or subjected to significant influence.

Further prudential treatments provided by the regulation are: the deduction of the value of the subsidiary from the capital and the sum of the subsidiary value to the Risk Weighted Assets.
The prudential scope of consolidation is different from the scope of the Financial Statement, defined by IAS/IFRS rules.

2.2 Capital for regulatory purposes

A. QUALITATIVE INFORMATION

1 Tier 1

The following instruments are included in tier 1:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MLN)		AMOUNT INCLUDED IN REGULATORY EQUITY (EURO '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT	ISSUED THROUGH A SPV SUBSIDIARY
8.05%	perpetual	Oct-10	EUR	540	530,780	yes	yes	yes
9.20%	perpetual	Oct-10	USD	450	276,167	yes	yes	yes
4.03%	perpetual	Oct-15	EUR	750	750,000	yes	yes	yes
5.40%	perpetual	Oct-15	GBP	300	304,262	yes	yes	yes
8.59%	31-Dec-50	Jun-18	GBP	350	357,598	yes	yes	yes
7.055%	perpetual	Mar-12	EUR	600	506,943	yes	no	yes
8.125%	31-Dec-50	Dec-19	EUR	750	749,949	yes	no	no
12m L + 1.25%	07-Jun-11	(°)	EUR	300	299,765	no	no	no
12m L + 1.25%	07-Jun-11	(°)	EUR	200	200,000	no	no	no
8.741%	30-Jun-31	Jun-29	USD	300	187,422	no	yes	yes
7.76%	13-Oct-36	Oct-34	GBP	100	101,340	no	yes	yes
9.00%	22-Oct-31	Oct-29	USD	200	124,948	no	yes	yes
3.50%	31-Dec-31	Dec-29	JPY	25,000	187,744	no	yes	yes
10y CMS (°°) +0.10%, cap 8.00 %	perpetual	Oct-11	EUR	245	244,777	no	no	no
10y CMS (°°) +0.15%, cap 8.00 %	perpetual	Mar-12	EUR	147	145,179	no	no	no
TOTAL					**4,966,874**			

(°) Prepayment option is not available
(°°) Constant Maturity Swap

2. Tier 2

The following table shows upper tier 2 instruments, which account for more then 10% of the total issued amount:

INTEREST RATE	MATURITY	STARTING DATE OF PREPAYMENT OPTION	AMOUNT IN ORIGINAL CURRENCY (MLN)		AMOUNT INCLUDED IN REGULATORY EQUITY (EURO '000)	STEP-UP	OPTION TO SUSPEND INTEREST PAYMENT
3.95%	01-Feb-16	not applicable	EUR	900	890,008	not applicable	yes (°)
5.00%	01-Feb-16	not applicable	GBP	450	506,092	not applicable	yes (°)
6.70%	05-Jun-18	not applicable	EUR	1,000	998,462	not applicable	yes (°)
6.10%	28-Feb-12	not applicable	EUR	500	498,669	not applicable	yes (°)

(°) if dividend is not paid, payment of intertest is suspended (deferral of interest);
if losses take share capital and reserves under the threshold set by Banca d'Italia to authorize banking business, face value abd interestsare proportionally reduced.

3. Tier 3

There are no values to be disclosed.

Part F - Consolidated Shareholders' Equity (Continued)

B. QUANTITATIVE INFORMATION

Regulatory Capital Breakdown

(€ '000)

REGULATORY CAPITAL	12.31.2009	12.31.2008
A. Tier 1 before prudential filters	**42,234,352**	**38,080,082**
A.1 Tier 1 positive items:	68,420,247	63,115,186
A.1.1 - Capital	8,735,405	7,120,979
A.1.2 - Share premium account	38,338,920	35,911,729
A.1.3 - Reserves	15,052,546	11,069,255
A.1.4 - Non-innovative capital instruments	1,491,175	1,564,127
A.1.5 - Innovative capital instruments	3,475,699	2,893,760
A.1.6 - Net income of the year/Interim profit	1,326,502	4,555,336
A.2 Tier 1 negative items:	-26,185,895	-25,035,104
A.2.1 - Treasury stocks	-6,019	-6,325
A.2.2 - Goodwill	-22,029,201	-20,689,177
A.2.3 - Other intangible assets	-4,150,675	-4,339,602
A.2.4 - Loss of the year/Interim loss	-	-
A.2.5 - Other negative items:	-	-
* Value adjustments calculated on the supervisory trading book	-	-
* Others	-	-
B. Tier 1 prudential filters	**-875,106**	**-1,453,169**
B.1 Positive IAS/IFRS prudential filters (+)	-	-
B.2 Negative IAS/IFRS prudential filters (-)	-875,106	-1,453,169
C. Tier 1 capital gross of items to be deducted (A+B)	**41,359,246**	**36,626,913**
D. Items to be deducted	**2,325,299**	**1,784,288**
E. Total TIER 1 (C-D)	**39,033,947**	**34,842,625**
F. Tier 2 before prudential filters	**18,922,347**	**21,962,550**
F.1 Tier 2 positive items:	19,892,882	22,734,190
F.1.1 - Valuation reserves of tangible assets	-	-
F.1.2 - Valuation reserves of available-for-sale securities	191,800	-
F.1.3 - Non-innovative capital instruments not eligible for inclusion in Tier 1 capital	-	-
F.1.4 - Innovative capital instruments not eligible for inclusion in Tier 1 capital	-	-
F.1.5 - Hybrid capital instruments	3,915,367	4,143,189
F.1.6 - Tier 2 subordinated liabilities	15,507,852	18,313,456
F.1.7 - Surplus of the overall value adjustments compared to the expected losses	-	-
F.1.8 - Net gains on participating interests	-	-
F.1.9 - Other positive items	277,863	277,545
F.2 Tier 2 negative items:	-970,535	-771,640
F.2.1 - Net capital losses on participating interests	-	-
F.2.2 - Loans	-	-
F.2.3 - Other negative items	-970,535	-771,640
G. Tier 2 prudential filters:	**-95,900**	**-**
G.1 Positive IAS/IFRS prudential filters (+)	-	-
G.2 Negative IAS/IFRS prudential filters (-)	-95,900	-
H. Tier 2 capital gross of items to be deducted (F+G)	**18,826,447**	**21,962,550**
I. Items to be deducted	**2,325,299**	**1,784,288**
L. Total TIER 2 (H-I)	**16,501,148**	**20,178,262**
M. Deductions from Tier 1 and Tier 2	**1,163,273**	**1,067,940**
N. Capital for regulatory purposes (E+L-M)	**54,371,822**	**53,952,947**
O. Tier 3 Capital	**-**	**591,494**
P. Capital for regulatory purposes included Tier 3 (N+O)	**54,371,822**	**54,544,441**

Some figures as at December 31, 2008 were reclassified for the sake of comparability.

Regulatory capital as at December 31, 2008 was restated following the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investments, re-computing the deductions for fair values changes due to differences in own credit rating, and re-calculating the intercompany components of subordinated debts.

2.3 Capital adequacy

A. QUALITATIVE INFORMATION

See the above "Section 1 - Consolidated Shareholders' Equity" for qualitative information on the procedures adopted by the Banking Group to assess the adequacy of regulatory capital supporting current and future activities.

B. QUANTITATIVE INFORMATION

Capital Adequacy

(€ '000)

CATEGORIES/ITEMS	12.31.2009 NON WEIGHTED ASSETS	12.31.2009 WEIGHTED ASSETS	12.31.2008 NON WEIGHTED ASSETS	12.31.2008 WEIGHTED ASSETS
A. RISK ASSETS				
A.1 Credit and counterparty risk	**1,061,883,093**	**402,365,779**	**1,224,539,064**	**450,313,531**
1. Standardized approach	487,048,600	221,614,924	632,100,917	269,519,162
2. IRB approaches	546,498,019	174,989,926	518,250,458	170,499,950
2.1 Foundation	-	-	-	-
2.2 Advanced	*546,498,019*	*174,989,926*	*518,250,458*	*170,499,950*
3. Securitizations	28,336,474	5,760,929	74,187,689	10,294,419
B. CAPITAL REQUIREMENTS				
B.1 Credit and counterparty risk		**32,189,262**		**36,025,082**
B.2 Market Risk		**719,126**		**1,618,494**
1. Standardized approach		256,024		283,017
2. Internal models		463,102		1,335,477
3. Concentration risk		-		-
B.3 Operational risk		**3,282,679**		**3,358,992**
1. Basic indicator approach (BIA)		253,423		269,280
2. Traditional standardized approach (TSA)		1,154,357		1,375,178
3. Advanced measurement approach (AMA)		1,874,899		1,714,534
B.4 Other capital requirements		**-**		-
B.5 Other calculation elements		**-**		-
B.6 Total capital requirements		**36,191,067**		**41,002,568**
C. RISK ASSETS AND CAPITAL RATIOS				
C.1 Weighted risk assets		**452,388,342**		**512,532,105**
C.2 TIER 1 capital/Weighted risk assets (TIER 1 capital ratio)		**8,63**		**6,80**
C.3 Capital for regulatory purposes (included TIER 3)/Weighted risk assets (Total capital ratio)		**12,02**		**10,64**

Ratios as at December 31, 2008 were restated following the inclusion in Tier 2 Capital of the portion of the translation reserve associated with foreign net investment.

Part G - Business Combinations

Part G - Business Combinations

Section 1 - Business Combinations Completed in 2009

1.1 Business Combinations
Business combinations with counterparties outside the Group are carried out using the purchase method prescribed by IFRS 3 - Business Combinations as noted in Part A.2 above concerning the main balance-sheet items.

No business combinations with external counterparties have been completed since December 31, 2008.

As part of ongoing reorganization, the Group undertook business combinations between entities already directly or indirectly controlled by UniCredit SpA (business combinations under common control).

These transactions had no economic substance and were accounted for in the acquirer's and acquired entity's accounts in accordance with the continuity principle, under which the acquirer purchases the net assets acquired at their carrying value in the acquired entity's accounts.

Any difference between this value and the purchase price are recognized in an equity reserve both by the acquirer and by the seller.

These transactions have no effect on consolidated profit.

The main transactions of this kind carried out in 2009 were:
- Absorption by UniCredit Global Information Services SpA of HVB Information Services GmbH, previously a subsidiary of UniCredit Bank AG; WAVE Solution Information Technology GmbH previously a subsidiary of UniCredit Bank Austria AG and Kyneste SpA.
- Split-off and absorption of the Back Office business owned by UniCredit Bank Austria AG and UniCredit Bank AG by UniCredit Business Partner S.p.a.
- Absorption of UniCredit Banca per la Casa SpA by UniCredit Consumer Financing SpA.
- Absorption of Private Bank Business owned by UniCredit International Bank Luxembourg S.A. by UniCredit Luxembourg S.A.
- Split-off and absorption of the "Loans against Salary" business owned by Family Credit Network SpA, by UniCredit Consumer Financing SpA.
- Absorption of UniCredit Global Leasing SpA by Locat SpA.
- Acquisition by OOO UniCredit Leasing, a 100% subsidiary of ZAO UniCredit Bank, of ZAO Locat Leasing Russia, previously a 100% subsidiary of UniCredit Leasing and acquisition by UniCredit Leasing of a controlling stake in OOO UniCredit Leasing.
- Absorption by UniCredit Bank Austria AG of Bank Privat und Asset Management GmbH.
- Absorption of BACA Giocondo Nekretnine D.O.O. by Interkonzum DOO.
- Absorption of BACA Minerva Leasing GMBH by UniCredit Global Leasing Export GmbH.
- Absorption of CA IB D.D. by Zaba Turizam D.O.O.
- Absorption of CALG Hotelgrundstuckverwaltung Grundung 1986 Gmbh by UniCredit Global Leasing Export Gmbh.
- Absorption of Pekao Auto Finanse S.A. by Pekao Leasing SP Z.O.O.
- Absorption of Pekao Leasing I Finanse S.A. by Pekao Leasing SP Z.O.O.

Section 2 - Business Combinations Completed after December 31, 2009
No business combinations with external counterparties have been completed since December 31, 2009.

Part H - Related-Party Transactions

Part H - Related-Party Transactions

UniCredit SpA's counterparties, with whom UniCredit Group companies have entered into related party transactions, as defined by IAS 24, include:
- direct and indirect subsidiaries;
- associates;
- Top managers of UniCredit SpA ("key management personnel");
- close family members of key management personnel and companies controlled by, or associated with, key management personnel or their close family members;
- Group employee pension funds.

Details of top managers' compensation are given below, together with related party transactions, pursuant to IAS 24. Key management personnel as defined include Directors and managers with strategic responsibility in the areas of planning, directing and controlling the activities of UniCredit, directly or indirectly.

Key management personnel include, as well as the Directors including the Managing Director/CEO, the members of the Management Committee and the Head of the Internal Audit Department holding office in 2009.

1. Details of Top Managers' Compensation

Total compensation paid to Directors and top managers in 2009 is given below pursuant to IAS 24 and to the circular no. 262 issued by Banca d'Italia on December 22, 2005 (and updated on November 18, 2009) requiring that also the Statutory Auditors' compensation be included.

Compensation paid to key management personnel (€ '000)

	YEAR 2009	YEAR 2008
a) short term benefits	38,799	26,650
b) post retirement benefits	3,248	2,429
of which under defined benefit plans	*264*	*18*
of which under defined contribution plans	*2,984*	*2,411*
c) other long term benefits	85	63
d) termination benefits	8,687	2,300
e) share-based payment	20,710	11,678
Total	**71,529**	**43,120**

Compensation paid to Directors (€9,572), Statutory Auditors (€855) and Managers with strategic responsibility (€30,927) as shown in the schedule required by CONSOB, pursuant to art. 78 of the Issuer Rules, in the Accounts of UniCredit S.p.A., and 30,175 relating to other costs borne in 2009 (the company share of social security contributions, allocations to severance pay funds and share-based payments using UniCredit and its subsidiaries' equity instruments).

The increase in costs versus the previous year is due: to the enlargement of the population included in the Key Management Personnel perimeter, to the return to the payment of a monetary incentive linked to the positive performance achieved and to a higher amount of severances paid in connection with an increased turnover in senior executive population.

2. Related-Party Transactions

In order to ensure full compliance with legislative and regulatory provisions currently in effect as regards disclosure of transactions with related parties, UniCredit adopted, some time ago, a procedure for identifying related-party transactions. Under this procedure, the decision-making bodies provide appropriate information, to enable compliance with the obligations of the Directors of UniCredit, as a listed company and the Parent Company of the banking group of the same name.

In this regard, the Board of Directors of the Company defined the criteria for identifying transactions entered into with related parties, consistent with the guidelines provided by CONSOB in its communication No. 2064231 dated September 30, 2002 and subsequently with the model established by IAS 24. The units of the Company and the companies belonging to the UniCredit Group were notified of the guidelines necessary to comply systematically with the mentioned reporting requirements.

That said, in 2009 the intra-group transactions and transactions with Italian or foreign related parties were generally carried out at arm's length. All intra-group transactions were carried out based on assessments of mutual economic benefit, and the applicable terms and conditions were established in accordance with fair dealing criteria, with a view to the common goal of creating value for the entire Group. The same principle was applied to the rendering of services, as well as the principle of charging on a minimal basis for these services, solely with a view to recovering the respective production costs.

Further information on related party transactions, and in particular on procedures implemented by the Group, is provided in the Report on operations, chapter "Corporate Governance".

The following table sets out the assets, liabilities and guarantees as at December 31, 2009, for each group of related parties, pursuant to IAS 24.

Related party transactions (€ '000)

	AMOUNT AS AT 12.31.2009						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Financial assets held for trading	217,961	-	250,952	-	71,796	540,709	0.40%
Financial assets designated at fair value	-	-	9	-	-	9	0.00%
Available for sale financial assets	89	45	148,148	-	5,810	154,092	0.44%
Held to maturity investments	-	-	-	-	-	-	0.00%
Loans and receivables with banks	38,691	17	1,049,506	-	538,991	1,627,205	2.08%
Loans and receivables with customers	771,862	3,778	478,407	4,295	369,343	1,627,685	0.29%
Other assets	36,409	30	48,191	-	705	85,335	0.82%
Total - Assets	**1,065,012**	**3,870**	**1,975,213**	**4,295**	**986,645**	**4,035,035**	**0.43%**
Deposits from banks	195,244	6,254	10,970,546	-	31,974	11,204,018	10.49%
Deposits from customers	165,074	4,996	575,364	10,778	476,724	1,232,936	0.32%
Debt securities in issue	2,269	-	155,287	-	134,338	291,894	0.09%
Other liabilities	21,051	-	17,554	3	18,512	57,120	0.32%
Total - Liabilities	**383,638**	**11,250**	**11,718,751**	**10,781**	**661,548**	**12,785,968**	**1.38%**
Guarantees given and commitments	7,319	6,273	44,717	40	86,831	145,180	0.07%

The following table sets out the impact of transactions with related parties on the main Income Statement items, for each group of related parties.

Related party transactions: Profit and Loss items (€ '000)

	AMOUNT AS AT 12.31.2009						
	NON-CONSOLIDATED SUBSIDIARIES	NON-CONSOLIDATED JOINT VENTURES	ASSOCIATES	KEY MANAGEMENT PERSONNEL	OTHER RELATED PARTIES	TOTAL	% ON CONSOLIDATED
Interest income and similar revenues	47,104	7	46,410	109	24,392	118,022	0.34%
Interest expense and similar charges	-4,726	-516	-19,605	-205	-8,729	-33,781	0.19%
Fee and commission income	22,862	9	171,620	44	2,968	197,503	2.07%
Fee and commission expense	-2,022	-	-70,206	-	-7,815	-80,043	4.53%
Impairment losses on:	-30,085	-	-18,156	1	-1,203	-49,443	0.55%
a) loans	*-30,069*	-	*-2,583*	*1*	*-1,203*	*-33,854*	*0.42%*
b) available-for-sale financial assets	-	-	*-15,573*	-	-	*-15,573*	*2.47%*
c) held-to-maturity investments	*-16*	-	-	-	-	*-16*	*0.25%*
Operating costs	-9,711	2,044	-17,332	-382	-9,824	-35,205	0.22%

In respect of transactions entered into with the Company's Top Management (including the key management personnel), in compliance with art. 136 of Legislative Decree 385/93 (Single Banking Act) obligations towards persons that perform management, administration and control functions were unanimously resolved by the Board of Directors and by all Statutory Auditors, according to the methods and criteria provided by the already mentioned art. 136 of the Single Banking Act.

"Other related parties" gives the aggregate of the figures relating to:

- close family members (i.e., persons who may be expected to influence the individual concerned) of key management personnel,
- companies controlled/associates by key management personnel or their close family members,
- figures relating to Group employee pension funds of which UniCredit is the instituting source.

Pursuant to the provisions of applicable regulations, in 2009 no atypical and/or unusual transactions were carried out whose significance/size could give rise to doubts as to the protection of company assets and minority interest, either with related or other parties.

Please refer to the Sections "Corporate Transactions and Rationalization of Group Operations" and "Subsequent Events" in the Report on Operations for information on non-recurring significant events and transactions.

Part I - Share-Based Payments

Part I - Share-Based Payments

A. QUALITATIVE INFORMATION

1. Description of payment agreements based on own equity instruments

1.1 Outstanding instruments

Group Medium & Long Term Incentive Plans for selected employees include the following categories:
- **Equity-Settled Share Based Payment;**
- **Cash Settled Share Based Payment**[1].

The first category includes the following:
- **Stock Option** allocated to selected Top & Senior Managers and Key Talents of the Group;
- **Performance Share** allocated to selected Top & Senior Managers and Key Talents of the Group and represented by free UniCredit ordinary shares that the Parent Company undertakes to grant, conditional upon achieving performance targets set at Group and strategic area level in the Strategic Plan and any amendments thereto approved by the Parent Company's Board;
- **Employee Share Ownership Plan** (ESOP) that offers to eligible Group employees the possibility to buy UniCredit ordinary shares with the following advantages: granting of free ordinary shares ("Discount Shares" and "Matching Shares" or, for the second category, rights to receive them) measured on the basis of the shares purchased by each Participant ("Investment Shares") during the "Enrolment Period". The granting of free ordinary shares is subordinated to vesting conditions (other than market conditions) stated in the Plan Rules.

The second category includes synthetic "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies[2].

1.2 Measurement model

1.2.1 Stock Options

The Hull and White Evaluation Model has been adopted to measure the economic value of Stock Options.
This model is based on a trinomial tree price distribution using the Boyle's algorithm and estimates the early exercise probability on the basis of a deterministic model connected to:
- reaching a Market Share Value equals to an exercise price- multiple **(M)**;
- probability of beneficiaries' early exit **(E)** after the end of the Vesting Period.

Any new Stock Options' Plans haven't been granted during 2009.

1.2.2 Other equity instruments (Performance Share)

The economic value of Performance Shares is measured considering the share market price at the grant date less the present value of the future dividends during the performance period. Parameters are estimated by applying the same model used for Stock Options measurement.
Any new Performance Shares' Plans haven't been granted during 2009.

1.2.3 Employee Share Ownership Plan

For both Discount Shares and Matching Shares (or rights to receive them) the fair value is measured at the end of the Enrolment Period according to the weighed average price paid by Participants to buy the Investment Shares on the market.

The following tables show the measurements and parameters used in relation to Discount Shares and Matching Shares (or rights to receive them) connected to the "Employee Share Ownership Plan" approved in 2008.

Measurement of Discount Shares ESOP 2008

	DISCOUNT SHARE
Date of Discount Shares delivery to Group employees	18 Jan 2010
Vesting Period Start-Date	1 Jan 2009
Vesting Period End-Date	31 Dec 2009
Discount Shares' Fair Value per unit [€]	1.702

1. Linked to the economic value of instruments representing a subsidiary's Shareholders' Equity.
2. Pioneer Global Asset Management at the end of 2009.

Measurement of Matching Shares ESOP 2008

	MATCHING SHARES
Date of Matching Shares (or related rights) delivery to Group employees	18 Jan 2010
Vesting Period Start-Date	1 Jan 2010
Vesting Period End-Date	31 Dec 2012
Matching Shares' (or related rights) Fair Value per unit [€]	1.702

Within the limits of the "Employee Share Ownership Plan" approved in 2008:

- all Profit and Loss and Net Equity effects related to Discount Shares had been booked during 2009 (excepting adjustments, according to Plan Rules, that will be booked during 2010);
- during the three-year period 2010-2012 will be booked the Profit and Loss and Net Equity effects related to Matching Shares (or rights to receive them).

B. QUANTITATIVE INFORMATION

1. Annual Changes

UniCredit Stock Options:

ITEMS/NUMBER OF OPTIONS AND EXERCISE PRICE	BANKING GROUP YEAR 2009 [1] NUMBER OF OPTIONS	BANKING GROUP YEAR 2009 [1] AVERAGE EXERCISE PRICE [€]	BANKING GROUP YEAR 2009 [1] AVERAGE MATURITY	BANKING GROUP YEAR 2008 [1] NUMBER OF OPTIONS	BANKING GROUP YEAR 2008 [1] AVERAGE EXERCISE PRICE [€]	BANKING GROUP YEAR 2008 [1] SCADENZA MEDIA
A. Outstanding at beginning of period	**256,483,798**	**4,2875**	**Nov-2016**	**179,821,182**	**4.5614**	**Dec-2015**
B. Increases	**-**	**-**		88,127,044	**-**	
B.1 New issues	-	-		88,127,044	3.7134	Jul-2018
B.2 Other	-	-		-	-	
C. Decreases	**34,052,831**	**-**		**11,464,428**	**-**	
C.1 Forfeited	13,306,559	4,4779		7,751,133	4.6566	
C.2 Exercised	-	-		3,590,226	2.2063	
C.3 Expired	20,746,272	4,2955		123,069	1.9602	
C.4 Other	-	-		-	-	
D. Outstanding at end of period	**222,430,967**	**4,2753**	**Jun-2017**	**256,483,798**	**4.2875**	**Nov-2016**
E. Vested Options at end of period	**86,743,028**	**3,7999**	**Aug-2015**	**72,067,805**	**3.6917**	**Apr-2012**

1. The information related to Number of options and Average exercise price had been modified as the free capital increase resolved by the UniCredit Annual General Meeting on April 29, 2009 ("scrip dividend"), implied the recommendation by AIAF (Associazione Italiana Analisti Finanziari) to apply an "adjustment factor" equal to 0.88730816.

Other UniCredit equity instruments: Performance Shares and Restricted Shares:

ITEMS/NUMBER OF OTHER EQUITY INSTRUMENTS AND EXERCISE PRICE	BANKING GROUP YEAR 2009 NUMBER OF OTHER EQUITY INSTRUMENTS	BANKING GROUP YEAR 2009 AVERAGE EXERCISE PRICE [€]	BANKING GROUP YEAR 2009 AVERAGE MATURITY	BANKING GROUP YEAR 2008 NUMBER OF OTHER EQUITY INSTRUMENTS	BANKING GROUP YEAR 2008 AVERAGE EXERCISE PRICE [€]	BANKING GROUP YEAR 2008 AVERAGE MATURITY
A. Outstanding at beginning of period	**46,923,880**	**-**	**Aug-2010**	**30,087,788**	**-**	**Oct-2009**
B. Increases	**5,259,484**	**-**		**18,785,807**	**-**	
B.1 New issues	-	-		18,785,807	-	Dec-2011
B.2 Other [1]	5,259,484	-		-	-	
C. Decreases	**17,108,487**	**-**		**1,949,715**	**-**	
C.1 Forfeited	12,854,032	-		1,949,715	-	
C.2 Exercised [2]	4,254,455	-		-	-	
C.3 Expired	-	-		-	-	
C.4 Other	-	-		-	-	
D. Outstanding at end of period [3]	**35,074,877**	**-**	**Apr-2011**	**46,923,880**	**-**	**Aug-2010**
E. Vested instruments at end of period	**8,579,747**	**-**		**10,058,850**	**-**	

1. This item refers to the increase in number of Performance Shares promised to beneficiaries as consequence of the "adjustment factor" equal to 0.88730816 recommended by AIAF (Associazione Italiana Analisti Finanziari), after the free capital increase resolved by the UniCredit Annual General Meeting on April 29, 2009 ("scrip dividend"). The "adjustment factor" had been applied only to Performance Shares promised to beneficiaries still entitled to receive them on May 18, 2009 (trading date "ex attribution").
2. The average market price at the exercise date is equal to € 1.6917.
3. UniCredit undertakes to grant, conditional upon achieving performance targets set in the Strategic Plan, 35,074,877 ordinary shares at the end of 2009 (43,977,880 ordinary shares at the end of 2008).

Part I - Share-Based Payments (Continued)

According to ESOP 2008 Plan Rules, in January 2010 had been delivered to Group Participants:
- 278,650 Discount Shares related to services rendered during 2009;
- 1,018,108 Matching Shares and 157,377 rights to receive them; these shares (or rights) are subject to a three-year vesting during the period 2010-2012.

The said above UniCredit free ordinary shares had been acquired on the market.

2. Other information

Employee Share Ownership Plan 2009

In April 2009 the Ordinary Shareholders' Meeting approved the "UniCredit Group Employee Share Ownership Plan 2009" ("ESOP 2009") that offers to eligible Group employees the opportunity to purchase UniCredit ordinary shares at favorable conditions in order to reinforce employees' sense of belonging and commitment to achieve the corporate goals.
The ESOP 2009 was launched on October 27, 2009 in ten countries across the Group (Austria, Bulgaria, Czech Republic, Germany, Hungary, Italy, Poland, Romania, Serbia and Slovakia) with a participation rate of about 3.9% of the eligible employees.

The ESOP 2009 is a share plan similar to the plan approved for 2008 under which
1. during the **"Enrolment Period"** (from January 2010 to December 2010) the Participants can buy UniCredit ordinary shares ("Investment Shares") by means of monthly or one-off contributions (via one to three installments in March, May and/or October 2010) taken from their Current Account. In case, during this Enrolment Period, a Participant leaves the Plan, he/she will lose the right to receive any free ordinary shares at the end of the Enrolment Period;
2. at the end of the Enrolment Period (January 2011), each Participant will receive one free ordinary share **("Discount Share")** every 20 shares purchased; Discount Shares will be locked up for three years;
3. furthermore, at the end of the Enrolment Period, the Participant will receive another free restricted share **("Matching Share")** every 5 shares acquired, considering for the computation both the Investment Shares and the Discount Shares; also this free ordinary share will be subject to lockup for the next three years but, differently from the Discount Share, the Participant will lose the entitlement to the Matching Share if, during the three-year holding period, he/she will no longer be an employee of a UniCredit Group Company unless the employment has been terminated for one of the specific reasons stated in the Rules of the Plan. In some countries, for fiscal reasons, it will not be possible to grant the Matching Shares at the end of the Enrolment Period: in that case an alternative structure is offered that provides to the Participants of those countries the right to receive the Matching Shares at the end of the Holding Period ("Alternative Structure");
4. during the **"Holding Period"** (from January 2011 to January 2014), the Participants can sell the Investment Shares purchased at any moment, but they will lose the corresponding Matching Shares (or right to receive them).

Discount Shares and Matching Shares are qualified as "Equity Settled Share-based Payments" as Participants, according to Plan's Rules, will receive UniCredit Equity Instruments as consideration for the services rendered to the legal entity where they are employed. For both Discount Shares and Matching Shares (or rights to receive them) the fair value will be measured at the end of the Enrolment Period according to the weighed average price paid by Participants to acquire the Investment Shares on the market.

All Profit and Loss and Net Equity effects related to ESOP 2009 will be booked as follows:
- during 2010 for Discount Shares;
- during the three-year period 2011-2013 for Matching Shares (or rights to receive them).

ESOP 2009 has not been produced any effect on 2009 Consolidated Financial Statement.

Effects on Profit and Loss

All Share-Based Payment granted after November 7, 2002 which vesting period ends after January 1, 2005 are included within the scope of the IFRS2.
Financial liabilities related to Cash-settled payment plans have been recognized if not yet settled on January 1, 2005.

Financial statement presentation related to share based payments (€ '000)

	2009		2008	
	TOTAL	VESTED PLANS	TOTAL	VESTED PLANS
Costs	**58,716**		**-5,146**	
- connected to Equity Settled Plans	*57,086*		*53,973*	
- connected to Cash Settled Plans [1]	*1,630*		*-59,119*	
Debts for Cash Settled Plans	**8,617**	**5,157**	**7,767**	**2,836**
- of which Intrinsic Value		*4,276*		*1,917*

1. Partly included in "payroll - other staff" in keeping with the recognition of other monetary charges connected to the remuneration of services provided by beneficiaries. The revenues recognized in 2008 arise from the decrease of liabilities related to synthetic cash settled "Share Appreciation Rights" linked to the share-value and performance results of some Group-Companies.

Part L - Segment Reporting

Part L - Segment Reporting

Organizational Structure

Disclosure relating to segment reporting reflects the Group's organisational structure[1] by business segments in line with the current practice in management reporting of Group results, as follows: Retail Banking, Corporate & Investment Banking, Private Banking, Asset Management, Central and Eastern Europe (CEE) and Poland's Markets.

Retail

The Retail Banking Strategic Business Area ("SBA" or "Retail SBA") of UniCredit Group aims to satisfy the financial needs of Mass Market, Affluent and Small Business customers in Italy, Germany and Austria by bringing together the Group's experience in the area of retail banking and making it available to serve customers regardless of their geographic location. The Retail SBA includes the three new Italian commercial banks (UniCredit Banca, UniCredit Banca di Roma and Banco di Sicilia), the retail business areas of UniCredit Bank AG in Germany and UniCredit Bank Austria, besides UniCredit Family Financing Bank, a bank specializing in mortgages and consumer credit, which provides the SBA's banks with solutions that meet the many financial requirements of households. Lastly, since May 2009 the Retail SBA has included Asset Gathering, the business area specializing in individual retail customer deposits through the direct channel and a network of financial consultants. Asset gathering operates through FinecoBank in Italy, DAB Bank in Germany and DAT Bank in Austria; these banks offer the banking and investment services of traditional banks, but distinguish themselves for their unique focus on innovation, which is reflected primarily in the development of modern businesses such as online trading.

Corporate & Investment Banking

The Corporate & Investment Banking area, which is the result of the combination of the previous Corporate and MIB divisions, targets corporate and institutional customers that operate (primarily, but not exclusively) in the primary markets where the UniCredit Group has a presence.

Through a broad range of dedicated financial products and services, from traditional lending activities and services that are typical of commercial banking to more complex services with a higher added value (e.g., project finance, acquisition finance and other investment banking services and services to access/operate in international financial markets), CIB supports its customers during the various phases of the business's life by providing support in ordinary corporate activities, in growth and internationalization projects, and lastly, during any restructuring periods.

The strengthening of CIB's position as a European regional specialist in the most advanced global financial markets and investment banking services will enable it to round out the broad range of services it provides to its customers.

Private Banking

The Private Banking business unit primarily targets high-net-worth individuals by providing advisory services and solutions for wealth management using a comprehensive approach. The business unit operates through a network of around 1,200 private bankers located in more than 250 branches in the three main countries (Italy, Germany and Austria), in addition to a selective presence in several offshore European markets (Switzerland, Luxembourg and San Marino).

Asset Management

Asset Management is known for its brand Pioneer Investments, the company within the UniCredit Group operating around the world in the asset management sector and specialising in the management of customer investments.

The business line, a partner of many leading international financial institutions, offers investors a complete range of innovative financial solutions, including mutual funds, hedge funds, assets administration, portfolios for institutional investors and structured products.

Central Eastern Europe

The CEE area comprises the businesses of the Group in the countries of Central and Eastern Europe, with the exception of Poland and Ukraine. The CEE operates in 18 countries: Azerbaijan, Bosnia-Herzegovina, Bulgaria, Czech Republic, Croatia, Estonia, Hungary, Latvia, Lithuania, Romania, Russia, Serbia, Slovakia, Slovenia, Ukraine, Turkey , Kyrgyzstan and Kazakhstan.

Poland's Markets

The Poland's Markets business unit manages the Group's businesses in Poland and Ukraine through UniCredit Bank LTD (Ukraine). The business unit's banks are Bank Pekao in Poland and UniCredit Ukraine Bank in Ukraine.

1. In late 2008 and early 2009 UniCredit Group made certain changes to its organizational model leading to three Strategic Business Areas (SBA), viz.: (i) Retail, (ii) Corporate & Investment Banking and Private Banking, and (iii) Global Banking Services headed by three Deputy CEOs. The heads of the Business Unit Asset Management and CEE Divisionalization Program (including Poland's Markets) report directly to the CEO.

Results by business segment are disclosed as per the condensed income statement, in line with the Report on Operations.

The business segments' or business lines' income statements were compiled by aggregating the income statements of their constituent subsidiaries or - where a subsidiary operates in more than one segment - of assets, after application of their respective write-downs and adjustment for intercompany transactions. The following rules were applied to determine business segment results for subsidiaries with businesses in more than one segment (viz. UniCredit SpA, Bank Austria AG, UniCredit Bank AG, UniCredit Luxembourg SA, HVB Immobilien AG, HVB Global Asset Company LP, Geldilux SA) whereby indirect items are added to directly attributable income and expense:

- The refinancing cost of loans etc. and revenue from use of funds was determined on the basis of the Internal Transfer Rates defined by the relevant UCG policies.
- Capital was allocated in proportion to risk-weighted assets and remunerated on average at 9.18% after tax.
- Costs borne centrally on behalf of the Business Units were attributed according to actual consumption, and overheads were divided between the Business Units in proportion mainly to their respective direct and indirect costs, with the exception of the Holding' s governance costs which remain not allocated.

The comparative figures have been restated to take into account the following changes: transfer of Asset Gathering from Private Banking to Retail, as well as centralization of Corporate Banking and Markets & Investment Banking former divisions into the CIB area.
Please see the Report on Operations for comments on business and results of the business segments.

A - Primary Segment

Segment Reporting by Business Segment - year 2009

A.1 - Breakdown by business segment: income statement

(€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2009
Net interest	6,148,940	7,590,240	276,712	8,326	2,986,996	878,567	(585,537)	17,304,244
Dividends and other income from equity investments	86,442	38,451	1,462	3,723	16,943	16,638	147,905	311,564
Net interest income	**6,235,382**	**7,628,691**	**278,174**	**12,049**	**3,003,939**	**895,205**	**(437,632)**	**17,615,808**
Net fees and commissions	3,615,668	1,578,781	468,309	717,483	1,055,355	531,075	(186,118)	7,780,553
Net trading, hedging and fair value income	42,481	690,786	6,141	6,999	496,026	189,574	370,551	1,802,558
Net other expenses/income	(47,185)	134,812	26,724	(3,817)	57,747	17,740	186,723	372,744
Net non-interest income	**3,610,964**	**2,404,379**	**501,174**	**720,665**	**1,609,128**	**738,389**	**371,156**	**9,955,855**
OPERATING INCOME	**9,846,346**	**10,033,070**	**779,348**	**732,714**	**4,613,067**	**1,633,594**	**(66,476)**	**27,571,663**
Payroll costs	(3,580,473)	(1,573,287)	(308,761)	(235,548)	(902,713)	(430,800)	(2,065,930)	(9,097,512)
Other administrative expenses	(3,654,240)	(1,717,286)	(232,389)	(194,092)	(841,503)	(322,488)	1,553,801	(5,408,197)
Recovery of expenses	332,423	20,121	6,731	12,985	728	2,403	87,643	463,034
Amortisation, depreciation and impairment losses on tangible and intangible assets	(123,249)	(38,596)	(9,328)	(37,913)	(205,695)	(102,314)	(764,157)	(1,281,252)
Operating expenses	**(7,025,539)**	**(3,309,048)**	**(543,747)**	**(454,568)**	**(1,949,183)**	**(853,199)**	**(1,188,643)**	**(15,323,927)**
OPERATING PROFIT	**2,820,807**	**6,724,022**	**235,601**	**278,146**	**2,663,884**	**780,395**	**(1,255,119)**	**12,247,736**
Goodwill impairment	-	-	-	-	-	-	-	-
Provision for risks and charges	(89,031)	(212,661)	(13,748)	(2,258)	(46,389)	289	(244,760)	(608,558)
Integration costs	(103,716)	(108,648)	(4,739)	(8,379)	(4,032)	-	(28,773)	(258,287)
Net writedowns of loans and provisions for guarantees and commitments	(1,699,879)	(4,464,413)	(10,497)	-	(1,717,791)	(123,483)	(296,699)	(8,312,762)
Net income from investments	16,758	(383,400)	(3,273)	19,295	12,346	34,978	535,491	232,195
PROFIT BEFORE TAX	**944,939**	**1,554,900**	**203,344**	**286,804**	**908,018**	**692,179**	**(1,289,860)**	**3,300,324**

The Condensed Income Statement by business segment has been reclassified as in the Report on Operations.

Part L - Segment Reporting (Continued)

A.2 - Breakdown by business segment: balance sheet amounts and RWA (€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2009
Balance sheet amounts								
Loans and receivables with customers	167,953,917	290,513,948	7,214,585	80	58,083,389	19,350,766	21,869,330	**564,986,015**
Deposits from customers	172,706,547	95,022,385	24,378,657	-	47,653,567	23,634,023	18,228,111	**381,623,290**
Debt certificates	63,189,713	44,689,665	3,006,039	-	2,921,884	495,096	100,470,480	**214,772,877**
Total risk weighted assets (Basel 2)	67,843,793	253,114,558	4,710,910	1,771,650	69,598,230	22,011,024	33,338,178	**452,388,342**

A.3 - Staff

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2009
STAFF (KFS group on a proportional basis)								
Employees (FTE)	49,476	14,676	3,002	1,962	42,580	20,269	23,035	**155,000**
STAFF (KFS group fully considered)								
Employees (FTE)	49,476	14,694	3,002	1,962	52,337	20,270	23,321	**165,062**

Segment Reporting by Business Segment - year 2008

A.1 - Breakdown by business segment: income statement (€ million)

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
Net interest	7,506,996	6,984,119	327,738	45,348	3,134,408	1,284,531	(909,784)	18,373,356
Dividends and other income from equity investments	26,610	166,497	12,855	7,349	26,668	32,365	739,631	1,011,975
Net interest income	**7,533,606**	**7,150,616**	**340,593**	**52,697**	**3,161,076**	**1,316,896**	**(170,153)**	**19,385,331**
Net fees and commissions	3,950,638	1,745,374	542,957	1,051,309	1,163,291	669,832	(30,695)	9,092,706
Net trading, hedging and fair value income	40,108	(2,555,452)	(446)	(14,079)	287,156	161,372	112,846	(1,968,495)
Net other expenses/income	(57,901)	133,924	33,251	(1,642)	120,852	35,025	104,583	368,092
Net non-interest income	**3,932,845**	**(676,154)**	**575,762**	**1,035,588**	**1,571,299**	**866,229**	**186,734**	**7,492,303**
OPERATING INCOME	**11,466,451**	**6,474,462**	**916,355**	**1,088,285**	**4,732,375**	**2,183,125**	**16,581**	**26,877,634**
Payroll costs	(3,878,776)	(1,628,824)	(316,791)	(249,733)	(1,083,185)	(536,375)	(2,224,467)	(9,918,151)
Other administrative expenses	(4,018,317)	(1,858,982)	(236,772)	(224,679)	(940,381)	(408,604)	1,669,179	(6,018,556)
Recovery of expenses	390,516	36,815	6,785	15,372	1,012	3,132	103,207	556,839
Amortisation, depreciation and impairment losses on tangible and intangible assets	(105,246)	(32,593)	(7,052)	(48,697)	(200,392)	(118,254)	(800,175)	(1,312,409)
Operating expenses	**(7,611,823)**	**(3,483,584)**	**(553,830)**	**(507,737)**	**(2,222,946)**	**(1,060,101)**	**(1,252,256)**	**(16,692,277)**
OPERATING PROFIT	**3,854,628**	**2,990,878**	**362,525**	**580,548**	**2,509,429**	**1,123,024**	**(1,235,675)**	**10,185,357**
Goodwill impairment	-	-	-	-	-	-	(750,000)	(750,000)
Provision for risks and charges	(126,740)	(29,629)	(18,249)	(6,123)	(65,251)	8,263	(105,898)	(343,627)
Integration costs	(74,866)	(12,804)	(2,591)	(1,077)	(3,360)	(26,539)	(18,465)	(139,702)
Net writedowns of loans and provisions for guarantees and commitments	(1,179,465)	(2,143,897)	1,695	(3,401)	(537,429)	(23,291)	185,485	(3,700,303)
Net income from investments	552,889	(114,876)	23,006	28,977	122,699	28,545	(434,733)	206,507
PROFIT BEFORE TAX	**3,026,446**	**689,672**	**366,386**	**598,924**	**2,026,088**	**1,110,002**	**(2,359,286)**	**5,458,232**

The Condensed Income Statement by business segment has been reclassified as in the Report on Operations.

A.2 - Breakdown by business segment: balance sheet amounts and RWA

(€ '000)

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
Balance sheet amounts								
Loans and receivables with customers	180,280,245	330,120,057	6,940,581	68	62,144,838	19,869,822	13,124,802	**612,480,413**
Deposits from customers	177,467,697	113,727,061	21,418,897	-	45,740,196	21,787,653	8,689,262	**388,830,766**
Debt certificates	38,447,189	75,532,572	2,617,319	-	4,359,782	602,544	80,899,394	**202,458,800**
Total risk weighted assets (Basel 2)	80,409,800	278,370,518	5,171,722	1,830,587	76,073,071	24,956,914	45,719,495	**512,532,105**

A.3 - Staff

	RETAIL	CORPORATE & INVESTMENT BANKING	PRIVATE BANKING	ASSET MANAGEMENT	CENTRAL EASTERN EUROPE (CEE)	POLAND'S MARKETS	PARENT CO. AND OTHER SUBSIDIARIES (CONSOLIDATION ADJUSTMENTS INCLUDED)	CONSOLIDATED GROUP TOTAL 12.31.2008
STAFF (KFS group on a proportional basis)								
Employees (FTE)	52,232	15,696	3,077	2,165	45,884	21,406	23,532	**163,991**
STAFF (KFS group fully considered)								
Employees (FTE)	52,233	15,711	3,077	2,165	56,066	21,406	23,861	**174,519**

B - Secondary Segment

(€ '000)

AS AT 12.31.2009	TOTAL ASSETS	OPERATING INCOME (*)	COST OF INVESTMENT
Italy	382,343,077	10,836,464	236,418
Germany	236,786,032	4,791,775	923,755
Austria	111,982,825	2,085,842	194,212
Total other european countries	158,372,675	8,487,831	239,507
of which: Western Europe	*48,825,530*	*1,893,424*	*18,404*
of which: Eastern Europe	*109,547,145*	*6,594,407*	*221,103*
America	29,080,677	347,008	13,368
Asia	10,192,702	525,483	12,462
Rest of the world	1,683	34	-
Total	**928,759,671**	**27,074,437**	**1,619,722**

(*) Item 120 in income statement.

(€ '000)

AS AT 12.31.2008	TOTAL ASSETS	OPERATING INCOME (*)	COST OF INVESTMENT
Italy	399,697,540	12,778,392	244,695
Germany	263,099,583	3,210,815	911,979
Austria	130,904,267	2,057,172	723,698
Total other european countries	216,066,849	7,622,483	1,728,949
of which: Western Europe	*102,045,483*	*215,522*	*39,459*
of which: Eastern Europe	*114,021,366*	*7,406,961*	*1,689,490*
America	18,565,063	(56,550)	5,430
Asia	17,276,981	532,859	160,310
Rest of the world	1,266	69	-
Total	**1,045,611,549**	**26,145,240**	**3,775,061**

(*) Item 120 in income statement.
Amounts as at December 31, 2008 were restated for comparison.

Annexes

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule

Consolidated Balance Sheet

(€ million)

ASSETS	AMOUNTS AS AT 12.31.2009	12.31.2008	SEE NOTES PART B) ASSETS
Cash and cash balances = *item 10*	11,987	7,652	Section 1
Financial assets held for trading = *item 20*	133,894	204,890	Section 2
Loans and receivables with banks = *item 60*	78,269	80,827	Section 6
Loans and receivables with customers = *item 70*	564,986	612,480	Section 7
Financial investments	64,273	65,222	
Item 30. Financial assets at fair value through profit or loss	*15,020*	*15,636*	*Section 3*
Item 40. Available-for-sale financial assets	*34,724*	*28,700*	*Section 4*
Item 50. Held-to-maturity investments	*10,663*	*16,883*	*Section 5*
Item 100. Investments in associates and joint ventures	*3,866*	*4,003*	*Section 10*
Hedging instruments	13,786	8,710	
Item 80. Hedging derivatives	*11,662*	*7,051*	*Section 8*
Item 90. Changes in fair value of portfolio hedged items	*2,124*	*1,659*	*Section 9*
Property, plant and equipment = *item 120*	12,089	11,936	Section 12
Goodwill = item 130 - Intangible assets of which: goodwill	20,491	20,889	Section 13
Other intangible assets = item 130 - Intangible assets net of goodwill	5,332	5,593	Section 13
Tax assets = *item 140*	12,577	12,392	Section 14
Non-current assets and disposal groups classified as held for sale = item 150	622	1,030	Section 15
Other assets	10,454	13,991	
Item 110. Insurance reserves attributable to reinsurers	-	-	*Section 11*
Item 160. Other assets	*10,454*	*13,991*	*Section 16*
Total assets	**928,760**	**1,045,612**	

Consolidated Balance Sheet ***(Continued)***

(€ million)

LIABILITIES AND SHAREHOLDERS' EQUITY	AMOUNTS AS AT 12.31.2009	12.31.2008	SEE NOTES PART B) LIABILITIES
Deposits from banks = *item 10*	106,800	177,677	Section 1
Deposits from customers and debt securities in issue	596,396	591,290	
Item 20. Deposits from customers	*381,623*	*388,831*	*Section 2*
Item 30. Debt securities in issue	*214,773*	*202,459*	*Section 3*
Financial liabilities held for trading = *item 40*	114,045	165,335	Section 4
Financial liabilities at fair value through profit or loss = *item 50*	1,613	1,659	Section 5
Hedging instruments	12,679	9,323	
Item 60. Hedging derivatives	*9,919*	*7,751*	*Section 6*
Item 70. Changes in fair value of portfolio hedged items	*2,760*	*1,572*	*Section 7*
Provisions for risks and charges = *item 120*	7,983	8,049	Section 12
Tax liabilities = *item 80*	6,451	8,229	Section 8
Liabilities included in disposal groups classified as held for sale = *item 90*	312	537	Section 9
Other liabilities	19,590	25,272	
Item 100. Other liabilities	*18,110*	*23,701*	*Section 10*
Item 110. Provision for employee severance pay	*1,318*	*1,415*	*Section 11*
Item 130. Insurance reserves	*162*	*156*	*Section 13*
Minorities = *item 210*	3,202	3,242	Section 16
Shareholders' equity, of which:	59,689	54,999	
- Capital and reserves	57,671	51,647	
Item 140. Revaluation reserves, of which: Special revaluation laws	*277*	*277*	*Section 15*
Item 140. Revaluation reserves, of which: Exchange differences	*- 1,830*	*-1,339*	*Section 15*
Item 140. Revaluation reserves, of which: equity investments valued at equity method	*- 13*	*-18*	*Section 15*
Item 170. Reserves	*14,271*	*11,979*	*Section 15*
Item 180. Share premium	*36,582*	*34,070*	*Section 15*
Item 190. Issued capital	*8,390*	*6,684*	*Section 15*
Item 200. Treasury shares	*-6*	*-6*	*Section 15*
- Available-for-sale assets fair value reserve and cash-flow hedging reserve	316	-660	
Item 140. Revaluation reserves, of which: Available-for-sale financial assets	*-138*	*-945*	*Section 15*
Item 140. Revaluation reserves, of which: Cash-flow hedges	*454*	*285*	*Section 15*
- Net profit = *item 220*	1,702	4,012	Section 15
Total liabilities and shareholders' equity	**928,760**	**1,045,612**	

Amounts shown at December 31, 2008 differ from those published in the 2008 consolidated accounts also due to reclassification (within Group shareholders' equity) of the "Available-for-sale asset fair value reserve ad cash-flow hedging reserve" relating to equity investments recognized using the equity method to "Capital and reserves".

Reconciliation of Condensed Accounts to Mandatory Reporting Schedule (Continued)

Consolidated Income Statement

(€ million)

	YEAR		SEE THE NOTES PART C)
	2009	2008	
Net interest	17,304	18,373	
Item 30. Net interest margin	*17,033*	*18,044*	*Section 1*
less: Purchase Price Allocation effect [1]	*271*	*329*	
Dividends and other income from equity investments	312	1,012	
Item 70. Dividend income and similar revenue	*574*	*1,666*	*Section 3*
less: dividends from held for trading equity instruments included in item 70	*-398*	*-751*	
Item 240. Profit (loss) of associates - of which: Profit (loss) of associates valued at equity	*136*	*97*	*Section 16*
Net interest margin	**17,616**	**19,385**	
Net fees and commissions = *item 60*	7,780	9,093	Section 2
Net trading, hedging and fair value income	1,803	-1,969	
Item 80. Gains (losses) on financial assets and liabilities held for trading	*1,283*	*-2,522*	*Section 4*
+ dividends from held for trading equity instruments (from item 70)	*398*	*751*	
+ net provisions - trading profit (from item 190)	*-*	*99*	
Item 90. Fair value adjustments in hedge accounting	*24*	*17*	*Section 5*
Item 100. Gains (losses) on disposal or repurchase of : d) financial liabilities	*129*	*36*	*Section 6*
Item 110. Gains (losses) on financial assets and liabilities designated at fair value through profit and loss	*-31*	*-350*	*Section 7*
Net other expenses/income	373	368	
Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 a)	*97*	*8*	
Item 150. Premiums earned (net)	*87*	*112*	*Section 9*
Item 160. Other income (net) from insurance activities	*-80*	*-86*	*Section 10*
Item 220. Other net operating income	*841*	*995*	*Section 15*
less: Other operating income - of which: recovery of costs	*-463*	*-557*	
Net write-downs/-backs of tangible operating lease assets (from item 200)	*-115*	*-108*	
Gains (losses) on disposals of investments - assets leasing operation (from item 270)	*6*	*4*	
Net non-interest income	**9,956**	**7,492**	
OPERATING INCOME	**27,572**	**26,877**	
Payroll costs	-9,098	-9,918	
Item 180. Administrative costs - a) staff expenses	*-9,345*	*-10,025*	*Section 11*
less: integration costs	*247*	*107*	
Other administrative expenses	-5,408	-6,019	
Item 180. Administrative costs - b) other administrative expenses	*-5,416*	*-6,059*	*Section 11*
less: integration costs	*8*	*40*	
Recovery of expenses = *item 220. Other net operating income - of which: Operating income - recovery of costs*	463	557	Section 15
Amortisation, depreciation and impairment losses on intangible and tangible assets	-1,281	-1,312	
Item 200. Impairment/Write-backs on property, plant and equipment	*-867*	*-819*	*Section 13*
less: Impairment losses/write backs on property owned for investment	*14*	*-*	
less: Net write-downs/-backs of tangible operating lease assets (from item 200)	*115*	*108*	
Item 210. Impairment/Write-backs on intangible assets	*-651*	*-714*	*Section 14*
less: integration costs	*5*	*2*	
less: Purchase Price Allocation effect [1]	*103*	*111*	
Operating costs	**-15,324**	**-16,692**	
OPERATING PROFIT	**12,248**	**10,185**	

Note:
1. Mainly due to the merger with Capitalia.

Consolidated Income Statement ***(Continued)***

(€ million)

	YEAR		SEE THE NOTES PART C)
	2009	2008	
OPERATING PROFIT	**12,248**	**10,185**	
Impairment of goodwill	-	-750	
Item 260. Impairment of goodwill	*-*	*-750*	*Section 18*
Provisions for risks and charges	-609	-344	
Item 190. Provisions for risks and charges	*-607*	*-256*	*Section 12*
less: net provisions - trading profit	*-*	*-100*	
Surplus on release of integration provision	*-2*	*-9*	
less: Purchase Price Allocation effect [1]	*-*	*21*	
Integration costs	-258	-140	
Net impairment losses on loans and provisions for guarantees and commitments	-8,313	-3,700	
Item 100. Gains (losses) on disposal and repurchase of a) loans	*81*	*-7*	*Section 6*
less: Gains (losses) on disposals / repurchases on loans and receivables - not impaired position (from item 100 a)	*-97*	*-8*	
Item 130. Impairment losses on a) loans	*-8,152*	*-3,582*	*Section 8*
Item 130. Impairment losses on d) other financial assets	*-145*	*-103*	*Section 8*
Net income from investments	232	207	
Item 100. Gains (losses) on disposal and repurchase of b) available-for-sale financial assets	*195*	*170*	*Section 6*
Item 100. Gains (losses) on disposal and repurchase of c) held-to-maturity investments	*6*	*-*	*Section 6*
Item 130. Impairment losses on: b) available-for-sale financial assets	*-630*	*-904*	*Section 8*
Item 130. Impairment losses on: c) held-to-maturity investments	*-6*	*-77*	*Section 8*
Impairment losses/write backs on property owned for investment (from item 200)	*-14*	*-*	
Item 240. Profit (loss) of associates -of which: write-backs/impairment losses and gains/ losses on disposal of associates valued at equity	*-52*	*319*	*Section 16*
Item 250. Net valuation at fair value of tangible and intangible assets	*-39*	*-84*	*Section 17*
Item 270. Gains (losses) on disposal of investments	*774*	*785*	*Section 19*
less: Gains (losses) on disposals of investments - assets leasing operation from item 270)	*-6*	*-4*	
less: Purchase Price Allocation effect [1]	*4*	*2*	
PROFIT BEFORE TAX	**3,300**	**5,458**	
Income tax for the period	-1,009	-627	
Item 290. Tax expence related to profit from continuing operations	*-888*	*-465*	*Section 20*
less: Purchase Price Allocation effect [1]	*-121*	*-162*	
PROFIT (LOSS) FOR THE YEAR	**2,291**	**4,831**	
Minorities	-332	-518	
Item 330. Minorities	*-332*	*-518*	*Section 22*
NET PROFIT ATTRIBUTABLE TO THE GROUP BEFORE PPA	**1,959**	**4,313**	
Purchase Price Allocation effect [1]	-257	-301	
NET PROFIT ATTRIBUTABLE TO THE GROUP	**1,702**	**4,012**	

Notes:

2008 figures were modified as follows alignement of the reclassified results of **private equity** investments with the accounting figures.

1. See footnote on previous page.

Fees for annual audit and related services

UniCredit Group 2009 - KPMG network

As prescribed by art.149-duodecies of the Consob Issuers Regulation, the following table gives fees paid in 2009 for audit services rendered by KPMG SpA and firms in its network.

Fees for annual audit and related services

(€ '000)

SERVICE	SERVICE PROVIDER	USER	2009 FEES [1]
Audit [2]	KPMG S.p.A.	Parent company (UniCredit S.p.A.)	1,090
	KPMG S.p.A.	Subsidiaries	4,558
	Rete KPMG	Subsidiaries	22,663
Certification, letters of comfort etc.	KPMG S.p.A.	Parent company (UniCredit S.p.A.) [3]	3,253
	KPMG S.p.A.	Subsidiaries [4]	284
	Rete KPMG	Parent company (UniCredit S.p.A.)	-
	Rete KPMG	Subsidiaries [5]	3,015
Other services	KPMG S.p.A.	Parent company (UniCredit S.p.A.)	14
	KPMG S.p.A.	Subsidiaries	1
	Rete KPMG	Parent company (UniCredit S.p.A.)	40
	Rete KPMG	Subsidiaries [6]	5,741
Total			**40,659**

1. Excl. VAT and Expenses (except for the service of issuing a comfort letter in espect of the accounting data given in the Prospectus, which includes expenses).
2. Does not include fees for audits of investment funds.
3. Issue of a comfort letter in espect of the accounting data given in the Prospectus; limited audit of the interim consolidated report at September 30, 2009; comfort letters, audit of sustainability report and its reporting system, signing off tax returns (modello unico and modello 770 S/O) and drawing up report on the value of units in Capital Italia S.A.
4. Signing off tax returns (modello unico with modello 770 S/O) and services relating to securitizations.
5. Auditing interim reports at September 30, 2009: €1,562; checks required by local regulations in Germany: €1,085 and CEE countries: €151.
6. Mainly assistance provided to the subsidiary UniCredit Bank AG for implementation of the procedures /processes for Eurosig, Champs, Hedge Accounting of Credit Risk, Multi-Currency Accounting and Liquidity Risk Management and other activity: €5,406, and assistance provided to the subsidiary Bank Pekao for the implementation of the Law 262 process: €170; tax services provided to subsidiaries: €73.

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
2020 MEDICI AG (formerly BANK MEDICI AG)	WIEN	AUSTRIA	25.00		25.00	25.25		25.25	UNICREDIT BANK AUSTRIA AG	(a)
A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
A&T-PROJEKTENTWICKLUNGS-VERWALTUNGS GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	(a)
AB IMMOBILIENVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ABG ANLAGENVERWERTUNGS- UND BETEILIGUNGS - GESELLSCHAFT M.B.H. & CO. O	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
ABIGAS SERVICE SRL	NAPLES	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA	(b)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. OBERBAUM CITY KG	MUNICH	GERMANY	100.00		-	100.00		1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
					100.00			98.11	SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PARKKOLONNADEN KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	A&T-PROJEKTENTWICKLUNGS GMBH & CO. POTSDAMER PLATZ BERLIN KG	(a)
					-			1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	GERMANY	100.00		-	100.00		1.89	ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	(a)
ACIS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. STUTTGART KRONPRINZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		98.11	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ACTIVE ASSET MANAGEMENT GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
ADFINCON - ADVANCED FINANCIAL IT CONSULTING GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
ADIBA 1981 SRL	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
ADV EQUITY LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
AGENCJA RYNKU HURTOWEGO PRODUKTOW ROLNYCH AGRO-RYNEK SA IN LIQUIDAZIONE	GLIWICE	POLAND	15.21		15.21	15.21		15.21	BANK PEKAO SA	(a)
AGRIFACTORING SPA IN LIQUIDAZIONE E IN CONCORDATO PREVENTIVO	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
AGROB IMMOBILIEN AG (formerly AGROB AKTIENGESELLSCHAFT)	ISMANING	GERMANY	52.72		52.72	75.02		75.02	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
AGRUND GRUNDSTUCKS-GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB IMMOBILIEN AG	(a)
AI BETEILIGUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
AIRPLUS AIR TRAVEL CARD VERTRIEBSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	DINERS CLUB CEE HOLDING AG	(a)
AKA AUSFUHRKREDIT-GESELLSCHAFT MBH	FRANKFURT	GERMANY	15.43		15.43	15.43		15.43	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
AL.GIO.FIN. SPA	BERGAMO	ITALY	60.00		60.00	60.00		60.00	UNICREDIT BANCA SPA	(b)
ALEXANDERSSON REAL ESTATE I B.V.	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	(a)
ALFA HOLDING INGATLANSZOLGALTATO KFT	GYOR	HUNGARY	95.00		95.00	95.00		95.00	UNICREDIT BANK AUSTRIA AG	(a)
ALINT 458 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	BAD HOMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
ALLCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALLEGRO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALLIANZ ZAGREB DD	ZAGREB	CROATIA	16.84		16.84	16.84		16.84	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJE DOBROVOLJNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)
ALLIANZ ZB D.O.O. DRUSTVO ZA UPRAVLJANJIE OBVEZNIM	ZAGREB	CROATIA	49.00		49.00	49.00		49.00	ZAGREBACKA BANKA DD	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
ALLIB LEASING S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
ALLIB NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
ALLIB ROM SRL	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
ALLTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALMS LEASING GMBH.	SALZBURG	AUSTRIA	95.00		95.00	95.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ALPINE CAYMAN ISLANDS LTD.	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
ALTE SCHMELZE PROJEKTENTWICKLUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
ALTEA VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ALTOS-IMMORENT IMMOBILIENLEASING GMBH	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	CALG IMMOBILIEN LEASING GMBH	(a)
ALV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
AMMS ERSATZ-KOMPLEMENTAR GMBH	EBERSBERG	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
AMMS KOMPLEMENTAR GMBH	EBERSBERG	GERMANY	98.80		98.80	98.80		98.80	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
ANGER MACHINING GMBH	TRAUN	AUSTRIA	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
ANI LEASING IFN S.A.	BUCHAREST	ROMANIA	100.00		10.01	100.00		10.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					89.99			89.99	UNICREDIT LEASING SPA	(a)
ANTARES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
ANTUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
ANWA GESELLSCHAFT FUR ANLAGENVERWALTUNG MBH	MUNICH	GERMANY	95.00		93.85	95.00		93.85	HVB IMMOBILIEN AG	(a)
					1.15			1.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
APAX EUROPE V - C, GMBH & CO. KG	MUNICH	GERMANY	17.76		17.76	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
APIR VERWALTUNGSGESELLSCHAFT MBH & CO. IMMOBILIEN- UND VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARANY PENZUGYI LIZING ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
ARCADIA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
ARENA STADION BETEILIGUNGSVERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARGENTUM MEDIA GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
ARRONDA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ARTIST MARKETING ENTERTAINMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	MY BETEILIGUNGS GMBH	(a)
AS UNICREDIT BANK	RIGA	LATVIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
ASPRA FINANCE SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ASSET MANAGEMENT BREMEN GMBH	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
ASTRIM SPA	ROME	ITALY	31.30	31.30		34.78	34.78		UNICREDIT SPA	(a)
ASTROTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
ATB ACCIAIERIA E TUBIFICIO DI BRESCIA SPA	RONCADELLE (BRESCIA)	ITALY	50.00		50.00	50.00		50.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
ATF BANK KYRGYZSTAN OJSC	BISHKEK	KIRGHIZISTAN	97.14		97.14	97.14		97.14	JSC ATF BANK	(a)
ATF CAPITAL B.V.	ROTTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF FINANCE JSC	ALMATY CITY	KAZAKISTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATF INKASSATSIYA LTD	ALMATY CITY	KAZAKISTAN	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
ATLANTERRA IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
A-TRUST GESELLSCHAFT FUR SICHERHEITSSYSTEME IM ELEKTRONISCHEN DATEN	WIEN	AUSTRIA	15.17		3.03	15.17		3.03	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					12.14			12.14	UNICREDIT BANK AUSTRIA AG	(a)
AUFBAU DRESDEN GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
AUSTRIA LEASING GMBH	WIEN	AUSTRIA	99.80		0.40	100.00		0.40	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					99.40			99.60	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
AUTO MONDO COMPANY S.A.	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
AUTOGYOR INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
AVISO GAMMA GMBH	WIEN	AUSTRIA	24.99		24.99	24.99		24.99	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
AVIVA SPA	MILAN	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
AWT HANDELS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	AWT INTERNATIONAL TRADE AG	(a)
AWT INTERNATIONAL TRADE AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
B.I. INTERNATIONAL LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	(a)
BA- ALPINE HOLDINGS, INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BA BETRIEBSOBJEKTE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BA BETRIEBSOBJEKTE GMBH & CO BETA VERMIETUNGS OG	WIEN	AUSTRIA	100.00		99.90	100.00		99.90	BA BETRIEBSOBJEKTE GMBH	(a)
					0.10			0.10	MY DREI HANDELS GMBH	(a)
BA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O. (formerly BA-CA BETRIEBSOBJEKTE PRAHA SPOL.S.R.O.)	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	BA BETRIEBSOBJEKTE GMBH	(a)
BA CA LEASING (DEUTSCHLAND) GMBH	BAD HOMBURG	GERMANY	94.90		94.90	94.90		94.90	UNICREDIT LEASING SPA	(a)
BA CA SECUND LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA CREDITANSTALT ALPHA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT BANK SERBIA JSC	(a)
BA CREDITANSTALT BULUS EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA GVG-HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BA PRIVATE EQUITY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BA/CA-LEASING BETEILIGUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA/CA-LEASING FINANZIERUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BAC FIDUCIARIA SPA	DOGANA	SAN MARINO	100.00		100.00	100.00		100.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a)
BA-CA ANDANTE LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA BARBUS LEASING DOO	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA CENA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA CHEOPS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BA-CA CONSTRUCTION LEASING OOO	ST. PETERSBURG	RUSSIA	100.00		100.00	100.00		100.00	RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	(a)
BACA EXPORT FINANCE LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BA-CA FINANCE (CAYMAN) II LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	ALPINE CAYMAN ISLANDS LTD.	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CA FINANCE (CAYMAN) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	ALPINE CAYMAN ISLANDS LTD.	(a)
BACA HYDRA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA INFRASTRUCTURE FINANCE ADVISORY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	ZETA FUNF HANDELS GMBH	(a)
BACA INVESTOR BETEILIGUNGS GMBH	WIEN	AUSTRIA	24.00		24.00	24.00		24.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
BACA KOMMUNALLEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA LEASING ALFA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA LEASING CARMEN GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING DREI GARAGEN GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
BACA LEASING GAMA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BA-CA LEASING MAR IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING MODERATO D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BA-CA LEASING POLO, LEASING D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	CALG IMMOBILIEN LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA LEASING VERSICHERUNGSSERVICE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BACA MINOS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA NEKRETNINE DOO	BANJA LUKA	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BA-CA PRESTO LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BACA ROMUS IFN S.A.	BUCHAREST	ROMANIA	100.00		10.01	100.00		10.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					89.99			89.99	UNICREDIT LEASING SPA	(a)
BA-CA WIEN MITTE HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BA-CA-GEBAUDEVERMIETUNGSGMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BA GVG-HOLDING GMBH	(a)
BACAI (IN LIQUIDAZIONE)	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BACAL ALPHA DOO ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACAL BETA NEKRETNINE D.O.O. ZA POSLOVANJE NEKRETNINAMA	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA-LEASING AQUILA INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA-LEASING GEMINI INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA-LEASING HERKULES INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASA	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA-LEASING NERO INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA-LEASING OMIKRON INGATLANHASZNOSTO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BACA-LEASING URSUS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BA-CREDITANSTALT LEASING ANGLA SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BA-CREDITANSTALT LEASING DELTA SP. Z O.O.	WARSAW	POLAND	100.00		25.00	100.00		25.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					75.00			75.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL CARINA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL DEMETER IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BAL HESTIA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL HORUS IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL HYPNOS IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
BAL LETO IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BAL OSIRIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL PAN IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BAL SOBEK IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BALEA SOFT GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
BALEA SOFT VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
BALTIC BUSINESS CENTER SP.Z.O.O.	GDYNIA	POLAND	62.00		62.00	62.00		62.00	UNICREDIT BANK AUSTRIA AG	(a)
BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	BORGO MAGGIORE	SAN MARINO	85.35		85.35	85.35		85.35	UNICREDIT PRIVATE BANKING SPA	(a)
					...			-	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a*)
BANCA D' ITALIA	ROME	ITALY	22.11	22.11		22.11	22.11		UNICREDIT SPA	(a)
BANCA DI CREDITO DI TRIESTE SPA IN LIQUIDAZIONE COATTA AMM.VA	TRIESTE	ITALY	44.29	44.29		44.29	44.29		UNICREDIT SPA	(a)
BANCA IMPRESA LAZIO SPA	ROME	ITALY	18.00	18.00		18.00	18.00		UNICREDIT SPA	(a)
BANCA UBAE SPA	ROME	ITALY	10.79	10.79		10.79	10.79		UNICREDIT SPA	(a)
BANCO DI ROMA (ETHIOPIA) SH.CO. - NAZIONALIZZATA	ADDIS ABEBA	ETHIOPIA	49.00	49.00		-	-		UNICREDIT SPA	(a)
BANCO DI SICILIA SPA	PALERMO	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BANCO INTERFINANZAS S.A.	BUENOS AIRES	ARGENTINA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA AKTIENGESELLSCHAFT & CO EDV LEASING OHG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI (formerly UNICREDIT GLOBAL INFORMATION SERVICES SPA)	(a)
BANK AUSTRIA CREDITANSTALT LEASING IMMOBILIENANLAGEN GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	WIEN	AUSTRIA	81.00		81.00	81.00		81.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA FINANZSERVICE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA GLOBAL INFORMATION SERVICES GMBH	WIEN	AUSTRIA	80.00		80.00	80.00		80.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA HUNGARIA BETA LEASING KORLATOLT FELELOSSEGU TSRSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
BANK AUSTRIA IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH (formerly BANK AUSTRIA CREDITANSTALT IMMOBILIEN ENTWICKLUNGS- UND VERWERTUNGS GMBH)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA IMMOBILIENSERVICE GMBH (formerly BANK AUSTRIA IMMOBILIENSERVICE SERVICE GMBH)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
BANK AUSTRIA LEASING ARGO IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BANK AUSTRIA LEASING HERA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
BANK AUSTRIA LEASING IKARUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA LEASING MEDEA IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BANK AUSTRIA REAL INVEST ASSET MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
BANK AUSTRIA REAL INVEST CLIENT INVESTMENT GMBH (formerly REAL INVEST VERMOGENSBERATUNG GMBH)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
BANK AUSTRIA REAL INVEST GMBH	WIEN	AUSTRIA	94.95		94.95	94.95		94.95	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
BANK AUSTRIA WOHNBAUBANK AG (formerly BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK AUSTRIA-CEE BETEILIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	AUSTRIA	47.38		37.53	46.63		41.70	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
BANK FUR TIROL UND VORARLBERG AKTIENGESELLSCHAFT	INNSBRUCK	AUSTRIA	47.39		9.85	46.63		4.93	UNICREDIT BANK AUSTRIA AG	(a)
BANK OF VALLETTA PLC	LA VALLETTA	MALTA	14.55	14.55		14.55	14.55		UNICREDIT SPA	(a)
BANK PEKAO SA	WARSAW	POLAND	59.25	59.25		59.25	59.25		UNICREDIT SPA	(a)
BANK ROZWOJU ENERGETYKI I OCHRONY SWODOWISKA S.A. MEGABANK IN LIQUIDAZIONE	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BANKHAUS NEELMEYER AG	BREMEN	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BANKSERVICE AD	SOFIA	BULGARIA	13.76		13.76	13.76		13.76	UNICREDIT BULBANK AD	(a)
BANQUE GALLIERE SA (IN LIQUIDAZIONE)	PARIS	FRANCE	17.50	17.50		17.50	17.50		UNICREDIT SPA	(a)
BAREAL IMMOBILIENTREUHAND GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
BARODA PIONEER ASSET MANAGEMENT COMPANY LTD	MUMBAI	INDIA	51.00		51.00	51.00		51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
BASKET TRIESTE SRL IN FALLIMENTO	TRIESTE	ITALY	12.66	12.66		12.66	12.66		UNICREDIT SPA	(a)
BAULANDENTWICKLUNG GDST 1682/8 GMBH & CO OEG	WIEN	AUSTRIA	100.00		1.00	100.00		1.00	CALG ANLAGEN LEASING GMBH	(a)
					99.00			99.00	CALG IMMOBILIEN LEASING GMBH	(a)
BAVARIA SERVICOS DE REPRESENTACAO COMERCIAL LTDA.	SAN PAOLO	BRAZIL	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BAYBG BAYERISCHE BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	22.52		22.52	22.52		22.52	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BAYERISCHE GARANTIEGESELLSCHAFT MBH FUR MITTELSTANDISCHE BETEILIGUNGEN	MUNICH	GERMANY	10.53		10.53	10.53		10.53	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BAYERISCHE WOHNUNGSGESELLSCHAFT FUR HANDEL UND INDUSTRIE MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
BAYERISCHER BANKENFONDS GBR	MUNICH	GERMANY	25.64		25.64	25.64		25.64	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BAYERN POWER LIMITED	LONDON	UNITED KINGDOM	-		-	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BC EUROPEAN CAPITAL VII-12 L.P.	LONDON	UNITED KINGDOM	34.08		34.08	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BDK CONSULTING	LUCK	UKRAINE	100.00		100.00	100.00		100.00	OPEN JOINT STOCK COMPANY UNICREDIT BANK (formerly UNICREDIT BANK LTD)	(a)
BDR ROMA PRIMA IRELAND LTD	DUBLIN	IRELAND	99.90	99.90		99.90	99.90		UNICREDIT SPA	(a)
BE.MA.FIN	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
BEMM GEARS SRL IN LIQUIDAZIONE E CONC. PREV.	ORTONA (CHIETI)	ITALY	40.00	40.00		40.00	40.00		UNICREDIT SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BEOFINEST AD	BEOGRAD	SERBIA	18.75	18.75		18.75	18.75		UNICREDIT SPA	(a)
BETATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
BFAG - HOLDING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BFL BETEILIGUNGSGESELLSCHAFT FUR FLUGZEUG-LEASING MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BIL AIRCRAFTLEASING GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
BIL IMMOBILIEN FONDS GMBH & CO OBJEKT PERLACH KG	MUNICH	GERMANY	100.00		-	100.00		0.99	BIL IMMOBILIEN FONDS GMBH	(a)
					5.22			5.14	BIL V & V VERMIETUNGS GMBH	(a)
					94.78			93.87	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
BIL LEASING GMBH & CO. HOTEL ULM KG	MUNICH	GERMANY	29.00		29.00	0.01		0.01	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BIL LEASING-FONDS GMBH & CO VELUM KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BIL LEASING-FONDS VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BIL V & V VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
BINDA SPA IN LIQUIDAZIONE	OLGIATE OLONA (VARESE)	ITALY	14.55	...		14.55	...		UNICREDIT SPA	(a)
					0.19			0.19	FINECOBANK SPA	(a)
					0.01			0.01	UNICREDIT BANCA DI ROMA SPA	(b)
					...			...	UNICREDIT BANCA SPA	(b)
					0.10			0.10	BANCO DI SICILIA SPA	(b)
					8.05			8.05	ASPRA FINANCE SPA	(a)
					6.20			6.20	UNICREDIT CORPORATE BANKING SPA	(a)
BIOM VENTURE CAPITAL GMBH & CO. FONDS KG	PLANEGG	GERMANY	23.46		23.46	20.38		20.38	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BIURO INFORMACJI KREDYTOWEJ SA	WARSAW	POLAND	30.71		30.71	15.00		15.00	BANK PEKAO SA	(a)
BKS BANK AG (EHEM.BANK FUR KARNTEN UND STEIERMARK AG)	KLAGENFURT	AUSTRIA	36.03		28.01	37.10		29.64	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					8.02	37.10		7.46	UNICREDIT BANK AUSTRIA AG	(a)
BLB EXPORT- IMPORT D.O.O.	BANJA LUKA	BOSNIA AND HERCEGOVINA	49.00		49.00	49.00		49.00	UNICREDIT BANK AD BANJA LUKA	(a)
BLUE CAPITAL DRITTE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP INITIATOREN GMBH (formerly BLUE CAPITAL GMBH)	(a)
BLUE CAPITAL EQUITY I GMBH & CO.KG	HAMBURG	GERMANY	20.68		20.67	20.68		20.67	BLUE CAPITAL EQUITY GMBH	(a)
					0.01			0.01	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EQUITY MANAGEMENT GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
BLUE CAPITAL ERSTE KANADA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKTE NIEDERLANDE - VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN GMBH & CO. ACHTE OBJEKTE GROBRITANNIEN KG	HAMBURG	GERMANY	100.00		90.91	100.00		90.91	BLUE CAPITAL FONDS GMBH	(a)
					9.09			9.09	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
BLUE CAPITAL EUROPA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
BLUE CAPITAL FONDS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP INITIATOREN GMBH (formerly BLUE CAPITAL GMBH)	(a)
BLUE CAPITAL IMMOBILIEN UND VERWALTUNG SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL METRO AMERIKA INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL PENNSYLVANIA INC.	WASHINGTON	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
BLUE CAPITAL REAL ESTATE GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP INITIATOREN GMBH (formerly BLUE CAPITAL GMBH)	(a)
BLUE CAPITAL USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE EUROPA IMMOBILIEN VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BLUE CAPITAL ZWEITE USA IMMOBILIEN VERWALTUNGS GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
BONUM ANLAGE-UND BETEILIGUNGSGESELLSCHAFT MBH	BREMEN	GERMANY	100.00		100.00	100.00		100.00	BANKHAUS NEELMEYER AG	(a)
BORDER LEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFTM.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BORICA AD	SOFIA	BULGARIA	13.88		13.88	13.88		13.88	UNICREDIT BULBANK AD	(a)
BOSTON CAPITAL VENTURES V, L.P.	DELAWARE	U.S.A.	19.98		19.98	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BOX 2004 SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
BREAKEVEN SRL	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
BREWO GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
BTG BETEILIGUNGSGES. HAMBURG MBH	HAMBURG	GERMANY	13.57		13.57	13.57		13.57	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BUCHSTEIN IMMOBILIENVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
BULBANK AUTO LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	BULBANK LEASING EAD	(a)
BULBANK LEASING EAD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING AD	(a)
BURGSCHAFTSGEMEINSCHAFT HAMBURG GMBH	HAMBURG	GERMANY	10.50		10.50	10.50		10.50	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BUSINESS CENTRE SA IN LIQUIDAZIONE	WARSAW	POLAND	12.50		12.50	12.50		12.50	BANK PEKAO SA	(a)
BV CAPITAL GMBH & CO. BETEILIGUNGS KG NO. 1	MUNICH	GERMANY	16.76		16.76	16.76		16.76	BLUE CAPITAL EQUITY GMBH	(a)
BV FINANCE PRAHA S.R.O. (IN LIQUIDAZIONE)	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
BWA BETEILIGUNGS- UND VERWALTUNGS-AKTIENGESELLSCHAFT (formerly BAUSPARKASSE WUSTENROT AKTIENGESELLSCHAFT)	SALZBURG	AUSTRIA	12.63		12.63	12.63		12.63	UNICREDIT BANK AUSTRIA AG	(a)
BWF BETEILIGUNGSGESELLSCHAFT WIRTSCHAFTSFORDERUNG MBH	HAMBURG	GERMANY	50.00		50.00	50.00		50.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
C.D.F. CENTRO DIFFUSIONI FONOGRAFICHE SRL	ROME	ITALY	80.00		80.00	80.00		80.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
C.I.M. BETEILIGUNGEN 1998 GMBH	WIEN	AUSTRIA	25.58		25.58	25.58		25.58	BANK AUSTRIA REAL INVEST CLIENT INVESTMENT GMBH	(a)
C.I.M. UNTERNEHMENSBETEILIGUNG- UND ANLAGEVERMIETUNGS GMBH	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
C.I.M.VERWALTUNG UND BETEILIGUNGEN 1999 GMBH	WIEN	AUSTRIA	40.00		40.00	40.00		40.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CA - GESELLSCHAFT ZUM SCHUTZ DER MARKE CREDITANSTALT GMBH (formerly TRIPLE A RATING ADVISORS BERATUNG GES.M.B.H.)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IB INVEST D.O.O	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
CA IB SECURITIES (UKRAINE) AT	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
CA IMMOBILIEN ANLAGEN AKTIENGESELLSCHAFT	WIEN	AUSTRIA	11.91		11.91	11.91		11.91	UNICREDIT BANK AUSTRIA AG	(a)
CABET-HOLDING-AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
CAC REAL ESTATE, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CAC-IMMO SRO	CESKE BUDEJOVICE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CAE PRAHA A.S. IN LIQUIDAZIONE	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CAFU VERMOGENSVERWALTUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CAFU VERMOGENSVERWALTUNG GMBH & CO. OG (formerly CAFU VERMOGENSVERWALTUNG GMBH & CO. OEG)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
CALA DE MEDICI IMMOBILIARE SRL	ROSIGNANO MARITTIMO (LIVORNO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
CA-LEASING ALPHA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING BETA 2 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING DELTA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING EPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING EURO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING KAPPA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING LAMBDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING OMEGA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING OVUS S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING PRAHA S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING SENIOREN PARK GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
CA-LEASING TERRA POSLOVANJE Z NEPREMICNINAMI D.O.O.	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING YPSILON INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CA-LEASING ZETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
CALG 307 MOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG 435 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 443 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 445 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	75.00		75.00	75.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG 451 GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ALPHA GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
CALG ANLAGEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG ANLAGEN LEASING GMBH & CO GRUNDSTUCKVERMIETUNG UND -VERWALTUNG KG	MUNICH	GERMANY	99.90		99.90	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG GAMMA GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CALG IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH & CO 1050 WIEN, SIEBENBRUNNENGASSE 10-21 OG	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH & CO 1120 WIEN, SCHONBRUNNER SCHLOSS-STRASSE 38-42 OG	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ACHT OG	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT FUNF OG	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT VIER OG	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG IMMOBILIEN LEASING GMBH & CO PROJEKT ZEHN OG	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
CALG MINAL GRUNDSTUCKVERWALTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
CAL-PAPIER INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
CAMERON GRANVILLE 2 ASSET MANAGEMENT INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE 3 ASSET MANAGEMENT INC.	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	TAGUIG	PHILIPPINES	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
CAPITALIA ASSICURAZIONI SPA	MILAN	ITALY	49.00	49.00		49.00	49.00		UNICREDIT SPA	(a)
CARD COMPLETE SERVICE BANK AG	WIEN	AUSTRIA	50.10		50.10	50.10		50.10	UNICREDIT BANK AUSTRIA AG	(a)
CARDEA SPA	MILAN	ITALY	59.19		59.19	59.19		59.19	UNICREDIT CORPORATE BANKING SPA	(b)
CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	WIEN	AUSTRIA	58.00		5.00	58.00		5.00	CARD COMPLETE SERVICE BANK AG	(a)
					1.00			1.00	DINERS CLUB CEE HOLDING AG	(a)
					52.00			52.00	UNICREDIT BANK AUSTRIA AG	(a)
CARLO ERBA REAGENTI SPA	RODANO (MILAN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
CARLYLE BRITAX PARTNERS L.P.	WASHINGTON	U.S.A.	19.96		19.96	-		-	HVB CAPITAL PARTNERS AG	(a)
CAROM IMMOBILIARE SRL	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
CASA BIANCA SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA	(b)
CASH SERVICE COMPANY	SOFIA	BULGARIA	20.00		20.00	20.00		20.00	UNICREDIT BULBANK AD	(a)
CASSA DI COMPENSAZIONE E GARANZIA SPA	ROME	ITALY	13.64	13.64		13.64	13.64		UNICREDIT SPA	(a)
CBCB - CZECH BANKING CREDIT BUREAU, A.S.	PRAGUE	CZECH REPUBLIC	20.00		20.00	20.00		20.00	UNICREDIT BANK CZECH REPUBLIC A.S.	(a)
CDM CENTRALNY DOM MAKLERSKI PEKAO SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CEAKSCH VERWALTUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	(a)
CENTAR GRADSKI PODRUM DOO	ZAGREB	CROATIA	15.01		15.01	15.01		15.01	ZAGREBACKA BANKA DD	(a)
CENTAR KAPTOL DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
CENTER FOR BUSINESS AND CULTURE AD	DOBRICH	BULGARIA	17.35		17.35	17.35		17.35	UNICREDIT BULBANK AD	(a)
CENTER HEINRICH - COLLIN - STRASSE 1 VERMIETUNGS GMBH	WIEN	AUSTRIA	49.00		49.00	49.00		49.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
CENTER HEINRICH-COLLIN-STRASSE1 VERMIETUNGS GMBH U.CO KEG	WIEN	AUSTRIA	83.56		83.56	-		-	BANK AUSTRIA REAL INVEST GMBH	(a)
CENTER POINT - CONNECTIVE SOFTWARE ENGINEERING GMBH IN BANKRUPTCY	VILLACH	AUSTRIA	32.46		32.46	32.46		32.46	GRUNDERFONDS GMBH & CO KEG	(a)
CENTRAL AND EASTERN EUROPE POWER FUND LTD.	BERMUDA	BERMUDA	17.78		17.78	17.78		17.78	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
CENTRAL POLAND FUND LLC	DELAWARE	U.S.A.	53.19		53.19	53.19		53.19	BANK PEKAO SA	(a)
CENTRUM KART SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CENTRUM BANKOWOSCI BEZPOSREDNIEJ SPOLKA Z OGRANICZONA ODPOWIEDZIALNOSC	CRACOVIA	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
CHARADE LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CHARME INVESTMENTS S.C.A.	LUXEMBOURG	LUXEMBOURG	13.39		13.39	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
CHEFREN LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CHINA INTERNATIONAL PACKAGING LEASING CO., LTD.	BEIJING	CHINA	17.50		17.50	17.50		17.50	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
CHINA INVESTMENT INCORPORATIONS (BVI) LTD.	TORTOLA	BRITISH VIRGIN ISLANDS	10.69		10.69	10.69		10.69	HVB HONG KONG LIMITED	(a)
CHRISTOPH REISEGGER GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	(a)
CIBELA GROUP SRL IN BANKRUPTCY	ORADEA	ROMANIA	19.63		19.63	19.63		19.63	UNICREDIT TIRIAC BANK S.A.	(a)
CISIM FOOD SPA IN LIQUIDAZIONE	ROME	ITALY	45.45		45.45	45.45		45.45	UNICREDIT MERCHANT SPA	(a)
CITEC IMMOBILIEN GMBH	WIEN	AUSTRIA	35.00		35.00	35.00		35.00	BANK AUSTRIA REAL INVEST GMBH	(a)
CITEC VOICE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
CITY CARRE VERWALTUNGS B.V.	L'AJA	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
CIVITA SICILIA SRL	PALERMO	ITALY	19.00		19.00	19.00		19.00	BANCO DI SICILIA SPA	(a)
CIVITAS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
CJSC BANK SIBIR	OMSK CITY	RUSSIA	100.00		100.00	100.00		100.00	JSC ATF BANK	(a)
CJSC MICEX STOCK EXCHANGE	MOSCOW	RUSSIA	12.30		12.30	12.30		12.30	ZAO UNICREDIT BANK	(a)
CJSC MOSCOW INTERBANK CURRENCY EXCHANGE	MOSCOW	RUSSIA	12.74		12.74	12.74		12.74	ZAO UNICREDIT BANK	(a)
CL DRITTE CAR LEASING GMBH & CO. KG	HAMBURG	GERMANY	100.00		-	100.00		90.91	CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	(a)
					100.00			9.09	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
CL DRITTE CAR LEASING VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				TYPE OF
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	OWNERSHIP
CLOSED JOINT-STOCK COMPANY UNICREDIT SECURITIES (formerly ZAO UNICREDIT ATON)	MOSCOW	RUSSIA	100.00		99.50	100.00		99.50	AI BETEILIGUNG GMBH	(a)
					0.50			0.50	UNICREDIT SECURITIES INTERNATIONAL LIMITED (formerly UNICREDIT ATON INTERNATIONAL LIMITED)	(a)
CLOTHING COMPANY SPA	MOGLIANO VENETO (TREVISO)	ITALY	85.00		85.00	85.00		85.00	UNICREDIT CORPORATE BANKING SPA	(b)
CMP FONDS I GMBH	BERLIN	GERMANY	32.73		32.73	24.99		24.99	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
CNP UNICREDIT VITA SPA	MILAN	ITALY	38.80	38.80		38.80	38.80		UNICREDIT SPA	(a)
CO.CE.ME. SICILIA S.C. A R.L. (FALLITA)	CANICATTI' (AGRIGENTO)	ITALY	25.32	25.32		25.32	25.32		UNICREDIT SPA	(a)
CO.RI.T. SPA IN LIQUIDAZIONE	ROME	ITALY	60.00		60.00	60.00		60.00	ASPRA FINANCE SPA	(a)
COBB BETEILIGUNGEN UND LEASING GMBH	WIEN	AUSTRIA	50.25		50.25	50.25		50.25	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
COFIRI SPA IN LIQUIDAZIONE	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
COLONY SARDEGNA S.A.R.L.	LUXEMBOURG	LUXEMBOURG	13.22		13.22	13.22		13.22	UNICREDIT MERCHANT SPA	(a)
COMES BAUCONCEPT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
COMMUNA - LEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
COMPAGNIA ITALPETROLI SPA	ROME	ITALY	49.00		49.00	49.00		49.00	UNICREDIT CORPORATE BANKING SPA	(a)
COMPASS P LIMITED	PLOVDIV	BULGARIA	12.50		12.50	12.50		12.50	UNICREDIT BULBANK AD	(a)
COMTRADE GROUP B.V.	AMSTERDAM	NETHERLANDS	21.05		21.05	21.05		21.05	HVB CAPITAL PARTNERS AG	(a)
CONSORZIO DIX.IT IN LIQUIDAZIONE	MILAN	ITALY	14.29	14.29		14.29	14.29		UNICREDIT SPA	(a)
CONSORZIO PUBLIGEST	BARI	ITALY	36.84		36.84	36.84		36.84	SOCIETÀ ITALIANA GESTIONE ED INCASSO CREDITI SPA IN LIQUIDAZIONE	(a)
CONSORZIO ROMA RICERCHE	ROME	ITALY	16.67	16.67		16.67	16.67		UNICREDIT SPA	(a)
CONSORZIO SE.TEL. SERVIZI TELEMATICI IN LIQUIDAZIONE	NAPLES	ITALY	33.33		33.33	33.33		33.33	QUERCIA SOFTWARE SPA	(a)
CONTRA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	JAUSERN-LEASING GESELLSCHAFT M.B.H.	(a)
CORCIANO CALZATURE IN LIQUIDAZIONE	ELLERA DI CORCIANO (PERUGIA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA	(b)
CORDUSIO SOCIETÀ FIDUCIARIA PER AZIONI	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
CORMANO SRL	OLGIATE OLONA (VARESE)	ITALY	18.91	18.91		18.91	18.91		UNICREDIT SPA	(a)
CORNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
CORTINA BELLEVUE SRL	ROME	ITALY	60.00		60.00	60.00		60.00	UNICREDIT CORPORATE BANKING SPA	(b)
COSMOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
CPF MANAGEMENT	TORTOLA	BRITISH VIRGIN ISLANDS	40.00		40.00	40.00		40.00	BANK PEKAO SA	(a)
CPI HOLDING LUXEMBOURG S.A.	LUXEMBOURG	LUXEMBOURG	14.80		14.80	14.80		14.80	UNICREDIT BETEILIGUNGS GMBH (formerly HVB RATING ADVISORY GMBH)	(a)
CREDANTI HOLDINGS LIMITED	NICOSIA	CYPRUS	30.00		30.00	30.00		30.00	UNICREDIT BANK AUSTRIA AG	(a)
CREDIFARMA SPA	ROME	ITALY	17.00	17.00		17.00	17.00		UNICREDIT SPA	(a)
CREDITRAS ASSICURAZIONI SPA	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
CREDITRAS VITA SPA	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
CUMTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
CVP SRL	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DAB BANK AG	MUNICH	GERMANY	77.13		77.13	77.13		77.13	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
DBC SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DC ELEKTRONISCHE ZAHLUNGSSYSTEME GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	(a)
DEBO LEASING IFN S.A.	BUCHAREST	ROMANIA	100.00		10.01	100.00		10.01	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					89.99			89.99	UNICREDIT LEASING SPA	(a)
DELLA VALLE FINANZIARIA IN LIQUIDAZIONE	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
DELLA VALLE IMMOBILIARE IN LIQUIDAZIONE	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT ALPHA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT BETA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELPHA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GROSSKUGEL BAUABSCHNITT GAMMA MANAGEMENT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
DELTATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. ANDROMEDA KG	FRANKFURT	GERMANY	12.38		12.38	12.38		12.38	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
DEUTSCHE STRUCTURED FINANCE & LEASING GMBH & CO. MIRA KG	FRANKFURT	GERMANY	39.88		2.34	39.75		2.33	BLUE CAPITAL EUROPA ERSTE IMMOBILIEN - OBJEKTE NIEDERLANDE - VERWALTUNGS GMBH	(a)
					1.64			1.63	BLUE CAPITAL FONDS GMBH	(a)
					35.90			35.79	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
DFA DEGGENDORFER FREIHAFEN ANSIEDLUNGS-GMBH & CO.GRUNDSTUCKS-KG	DEGGENDORF	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
DIE ERSTE-IMMORENT-Z-EINRICHTUNGSHAUSVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	33.20		33.20	33.20		33.20	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DIL CZECH LEASING JIHLAVA S.R.O.	PRAGUE	CZECH REPUBLIC	19.09		19.09	19.09		19.09	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DINERS CLUB CEE HOLDING AG	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG	(a)
DINERS CLUB CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB POLSKA SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DINERS CLUB SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	DINERS CLUB CEE HOLDING AG	(a)
DIONE GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
DIRANA LIEGENSCHAFTSVERWERTUNGSGESELLSCHAFT MBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
DIREKTANLAGE.AT AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	DAB BANK AG	(a)
DITTA FEDERICI & IGLIORI PER COSTRUZIONI EDILIZIE SPA	ROME	ITALY	100.00		78.05	100.00		78.05	UNICREDIT CORPORATE BANKING SPA	(b)
					21.95			21.95	UNICREDIT BANCA DI ROMA SPA	(b)
DLB LEASING, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
DLV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
DOMUS BISTRO GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
DOMUS CLEAN REINIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
DOMUS FACILITY MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
DOSPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	CALG ANLAGEN LEASING GMBH	(a)
DOUGHTY HANSON & CO. TECHNOLOGY LIMITED PARTNERSHIP NUMBER 3	LONDON	UNITED KINGDOM	22.28		22.28	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
DUODEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EDIPASS SPA IN LIQUIDAZIONE	POTENZA	ITALY	65.00		55.00	65.00		55.00	ASPRA FINANCE SPA	(a)
					10.00			10.00	SOCIETÀ ITALIANA GESTIONE ED INCASSO CREDITI SPA IN LIQUIDAZIONE	(a)
EINKAUFSZENTRUM WIESELBURG ERRICHTUNGS- & BETRIEBSGMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	(a)
EK MITTELSTANDSFINANZIERUNGS AG	WIEN	AUSTRIA	98.00		98.00	98.00		98.00	UNICREDIT BANK AUSTRIA AG	(a)
ENDERLEIN & CO. GMBH	BIELEFELD	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
ENGELBERT RUTTEN VERWALTUNGSGESELLSCHAFT KOMMANDITGESELLSCHAFT	DUSSELDORF	GERMANY	30.19		30.19	30.19		30.19	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
ENTASI SRL	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
ENTE FIUGGI SPA	ROME	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA DI ROMA SPA	(b)
EPSSILON LIEGENSCHAFTSDEVELOPMENT GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
EQT III ISS CO-INVESTMENT L.P.	GUERNSEY	GUERNSEY	35.55		35.55	-		-	HVB CAPITAL PARTNERS AG	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK GREFRATH KG	OLDENBURG	GERMANY	68.52		0.07	68.27		0.07	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					68.45			68.20	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK KRAHENBERG KG	OLDENBURG	GERMANY	68.54		0.05	68.29		0.05	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					68.49			68.24	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
ERSTE ONSHORE WINDKRAFT BETEILIGUNGSGESELLSCHAFT MBH & CO. WINDPARK MOSE KG	OLDENBURG	GERMANY	68.54		0.05	68.29		0.06	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					68.48			68.23	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
ERZET-VERMOGENSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
EURO-BOND BLUE CAPITAL MANAGEMNT GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EURO-BOND BLUE CAPITAL VERWALTUNGS GMBH	BAD SODEN	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
EUROCLASS MULTIMEDIA HOLDING S.A.	LUXEMBOURG	LUXEMBOURG	13.56	13.56		27.12	27.12		UNICREDIT SPA	(a)
EUROFINANCE 2000 SRL	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
EUROLEASE AMUN IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE ANUBIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE IMMORENT GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE ISIS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE MARDUK IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
EUROLEASE RA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H. & CO OEG	WIEN	AUSTRIA	99.50		0.20	99.50		0.20	RAMSES-IMMOBILIENHOLDING GMBH	(a)
					99.30			99.30	UNICREDIT BANK AUSTRIA AG	(a)
EUROPA FACILITY MANAGEMENT LTD.	BUDAPEST	HUNGARY	100.00		99.60	100.00		99.60	EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	(a)
					0.40			0.40	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPA FUND MANAGEMENT (EUROPA BEFEKTETESI ALAPKEZELO RT)	BUDAPEST	HUNGARY	100		100	100		100.00	PIONEER INVESTMENT FUND MANAGEMENT LIMITED	(a)
EUROPROGETTI & FINANZA SPA IN LIQUIDAZIONE	ROME	ITALY	39.79		39.79	39.79		39.79	UNICREDIT MEDIOCREDITO CENTRALE SPA	(a)
EUROSANITÀ SPA	ROME	ITALY	11.80		11.80	11.80		11.80	UNICREDIT MERCHANT SPA	(a)
EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
EXECUTIVE SURF SRL (FALLITA)	MILAN	ITALY	12.55		12.55	12.55		12.55	UNICREDIT MERCHANT SPA	(a)
EXPANDA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
F2I SGR SPA - FONDI ITALIANI PER LE INFRASTRUTTURE SOCIETA DI GESTIONE	MILAN	ITALY	14.29	14.29		15.99	15.99		UNICREDIT SPA	(a)
FABRYKA WYROBOW FROTOWYCH I KOCOWYCH ZWOLTEX SA	ZDUNSKA WOLA	POLAND	11.73		11.73	9.07		9.07	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
FACTORBANK AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
FAMILY CREDIT NETWORK SPA (formerly FINECO PRESTITI SRL)	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
FAMILY TRUST MANAGEMENT EUROPE S. A. I.L	LUXEMBOURG	LUXEMBOURG	80.00		80.00	80.00		80.00	UNICREDIT LUXEMBOURG S.A.	(a)
FELICITAS GMBH I.L.	MUNICH	GERMANY	20.80		20.80	20.80		20.80	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
FERRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. PROJEKT GROSSENHAINER STRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
FGB GRUND UND BODEN GMBH & CO. KG	MUNICH	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
FIDES IMMOBILIEN TREUHAND GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
FIDIA SGR SPA	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
FINANCIAL RISK MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
FINANSE PLC.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
					...			...	HOLDING SP. Z.O.O.	(a)
FINECO CREDIT SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
FINECO LEASING SPA	BRESCIA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINECO VERWALTUNG AG	MUNICH	GERMANY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FINECOBANK SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
FIORONI INGEGNERIA SPA	PERUGIA	ITALY	30.05		30.05	30.05		30.05	UNICREDIT CORPORATE BANKING SPA	(b)
FIORONI INVESTIMENTI SPA	PERUGIA	ITALY	30.00		30.00	30.00		30.00	UNICREDIT CORPORATE BANKING SPA	(b)
FIORONI SISTEMA SPA	PERUGIA	ITALY	26.18		26.18	26.18		26.18	UNICREDIT CORPORATE BANKING SPA	(b)
FIRST SHIP LEASE LTD.	HAMILTON	BERMUDA	21.46		21.46	18.76		18.76	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
FMC LEASING INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
FMZ SAVARIA SZOLGALTATO KFT	BUDAPEST	HUNGARY	75.00		75.00	75.00		75.00	UNICREDIT LEASING KFT	(a)
FMZ SIGMA PROJEKTENTWICKLUNGS GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
FOLIA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
FONDMETALLI CONVEYORS	MONTE MARENZO (LECCO)	ITALY	90.00		90.00	90.00		90.00	UNICREDIT CORPORATE BANKING SPA	(b)
FONDO NORD OVEST	TURIN	ITALY	26.67		26.67	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
FONTANA HOTELVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
FOOD & MORE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
FORM SPA	CORMANO (MILAN)	ITALY	60.97		60.97	60.97		60.97	UNICREDIT CORPORATE BANKING SPA	(b)
FORSTINGER HANDEL UND SERVICE GMBH	WIEN	AUSTRIA	24.50		24.50	24.50		24.50	EK MITTELSTANDSFINANZIERUNGS AG	(a)
FORUM POLSKIEGO BIZNESU MEDIA SP.Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PROPERTY SP. Z.O.O. (IN LIQUIDAZIONE)	(a)
FREE-TAX ZONE BOURGAS AD	BOURGAS	BULGARIA	15.65		15.65	15.65		15.65	UNICREDIT BULBANK AD	(a)
FRISBY TECHNOLOGIES INC	WINSTON SALEM	U.S.A.	28.90		28.90	28.90		28.90	UNICREDIT BANCA SPA	(b)
FUGATO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
G.B.S. - GENERAL BROKER SERVICE SPA	ROME	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
G.E. GRUPPO ELDO	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
G.F.S. MANAGEMENT KANTOOR B.V.	L'AJA	NETHERLANDS	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
G.M.P. SPA	MARSCIANO (PERUGIA)	ITALY	60.00		60.00	60.00		60.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
G.N.E. GLOBAL GRUNDSTUCKSVERWERTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
GBS GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.00		99.00	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	(a)
GCL HOLDINGS SCA	LUXEMBOURG	LUXEMBOURG	10.30		10.30	-		-	HVB CAPITAL PARTNERS AG	(a)
GE IMMOBILIENVERWALTUNGS-GMBH & CO. GRUNDSTUCKS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
GE.S.E.T.T. - GESTIONE SERVIZI ESAZIONE TRIBUTI E TESORERIE SPA IN LIQUIDAZIONE	NAPLES	ITALY	98.45		98.45	98.45		98.45	ASPRA FINANCE SPA	(a)
GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GEMEINDELEASING GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		37.30	100.00		37.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					37.50			37.50	CALG IMMOBILIEN LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GERMANINCUBATOR ERSTE BETEILIGUNGS GMBH	MUNICH	GERMANY	39.60		39.60	9.90		9.90	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
GESCHUTZTE WERKSTATTE WR. NEUSTADT GESELLSCHAFT M.B.H.	WR. NEUSTADT	AUSTRIA	14.29		14.29	14.29		14.29	UNICREDIT BANK AUSTRIA AG	(a)
GESFO GEMEINNUTZIGE BAU- UND SIEDLUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	UNICREDIT BANK AUSTRIA AG	(a)
GIAR GESTIONE ITALIANA AZIENDE RIUNITE	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA DI ROMA SPA	(b)
GIMMO IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
GLAMAS BETEILIGUNGSVERWALTUNGS GMBH & CO ALPHA KEG	WIEN	AUSTRIA	100.00		-	100.00		33.33	CALG IMMOBILIEN LEASING GMBH	(a)
					100.00			66.67	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GLOBAL LIFE SCIENCE LIMITED PARTNERSHIP	ST. PETER PORT	GUERNSEY	23.84		23.84	23.84		23.84	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
GLS (GP) LIMITED	ST. PETER PORT	GUERNSEY	15.12		15.12	15.12		15.12	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE AG	MICHENDORF	GERMANY	13.03		13.03	13.03		13.03	GCCS GOLFANLAGEN ERRICHTUNGS- UND VERWALTUNGS GMBH	(a)
GOLF- UND COUNTRY CLUB SEDDINER SEE IMMOBILIEN GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
GOLFPARK KLOPEINERSEE-SUDKARNTEN GMBH & CO. KG	ST.KANZIAN	AUSTRIA	15.41		11.24	-		-	UNICREDIT BANK AUSTRIA AG	(a)
					4.17			-	WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	(a)
GRAND CENTRAL RE LIMITED	HAMILTON	BERMUDA	92.50		92.50	92.50		92.50	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
GRAND HOTEL SAVOIA	CORTINA D'AMPEZZO (BELLUNO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
GROSSKUGEL IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
GRUNDERFONDS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA PRIVATE EQUITY GMBH	(a)
GRUNDERFONDS GMBH & CO KEG	WIEN	AUSTRIA	100.00		-	100.00		100.00	GRUNDERFONDS GMBH	(a)
					100.00			-	UNICREDIT BANK AUSTRIA AG	(a)
GRUNDSTUCKSAKTIENGESELLSCHAFT AM POTSDAMER PLATZ (HAUS VATERLAND)	MUNICH	GERMANY	98.24		98.24	98.24		98.24	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
GRUNDSTUCKSGESELLSCHAFT SIMON BESCHRANKT HAFTENDE KOMMANDITGESELLSCHAF	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
GRUNDSTUCKSVERWALTUNG LINZ-MITTE GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H. & CO. KG.	BREGENZ	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
GRUWA GRUNDBAU UND WASSERBAU GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
GUS CONSULTING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
GUSTAV-KRAMER-STRASSE 5C VERWALTUNGS GMBH	WIEN	AUSTRIA	25.50		25.50	25.50		25.50	UNICREDIT BANK AUSTRIA AG	(a)
GYOR BEVASARLOKOZPONT INGATLANBERUHAZO ES UZEMELTETO KORLATOLT FELELOSSEGU TAESASAG	BUDAPEST	HUNGARY	100.00		5.00	100.00		5.00	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					95.00			95.00	UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	(a)
H & B IMMOBILIEN GMBH & CO. OBJEKTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
H.F.S ISTAMBUL 1 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURKEY	100.00		99.00	100.00		99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
					1.00			1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	GERMANY	100.00		10.00	100.00		10.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	MUNICH	GERMANY	100.00		90.00	100.00		90.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			50.00	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 1 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS EUROPA 2 BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

			% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS				
NAME	MAIN OFFICE		TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
H.F.S. IMMOBILIENFONDS EUROPA 3 BETEILIGUNGS B.V.	L'AJA	NETHERLANDS	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ISTAMBUL 2 GAYRIMENKUL YONETIMI LIMITED SIRKETI	ISTANBUL	TURKEY	100.00		99.00	100.00		99.00	H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 4 KG	(a)
					1.00			1.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. LEASINGFONDS GMBH	EBERSBERG	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. SCHIFFS-LEASINGFONDS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. LEASINGFONDS GMBH	(a)
H.F.S. VALUE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 3 KG GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
H.F.S. ZWEITMARKTFONDS DEUTSCHLAND 4 GMBH & CO. KG	MUNICH	GERMANY	100.00		50.00	100.00		50.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
					50.00			50.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
HANSEATISCHE VERLAGS-BETEILIGUNGS AKTIENGESELLSCHAFT	HAMBURG	GERMANY	17.25		17.25	17.25		17.25	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
HASSER IMMOBILIARE	FROSINONE	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
HAWA GRUNDSTUCKS GMBH & CO. OHG HOTELVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HAWA GRUNDSTUCKS GMBH & CO. OHG IMMOBILIENVERWALTUNG	MUNICH	GERMANY	100.00		99.50	100.00		99.50	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
					0.50			0.50	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
HEIZKRAFTWERK COTTBUS VERWALTUNGS GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HEIZKRAFTWERKE-POOL-VERWALTUNGS-GMBH	MUNICH	GERMANY	33.33		33.33	33.33		33.33	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HEKLA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HERACLIA DI CLAUDIO E PIERANGELO COLLA	S.DONA' DI PIAVE (VENEZIA)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
HERKU LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HISI - HOLDING DI INVESTIMENTO IN SANITÀ ED INFRASTRUTTURE SRL	MILAN	ITALY	40.00		40.00	40.00		40.00	UNICREDIT MERCHANT SPA	(a)
HOFGARTEN REAL ESTATE B.V.	AMSTERDAM	NETHERLANDS	47.17		47.17	50.52		50.52	TERRONDA DEVELOPMENT B.V.	(a)
HOKA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		25.00	100.00		25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					74.80			75.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
HOLDING SP. Z.O.O. (formerly FINAL HOLDING SP. Z.O.O.)	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
HONEU LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HOTEL SEDDINER SEE GMBH	BERLIN	GERMANY	94.00		94.00	94.00		94.00	HVB PROJEKT GMBH	(a)
HP IT-SOLUTIONS GMBH	INNSBRUCK	AUSTRIA	22.22		11.11	22.22		11.11	DIREKTANLAGE.AT AG	(a)
					11.11			11.11	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
HROK DOO	ZAGREB	CROATIA	14.70		14.70	14.70		14.70	ZAGREBACKA BANKA DD	(a)
HSBC INFRASTRUCTURE FUND II L.P. A	LONDON	UNITED KINGDOM	15.00		15.00	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HSH GLOBAL AIRCRAFT I S.A.R.L	LUXEMBOURG	LUXEMBOURG	14.17		14.17	-		-	BLUE CAPITAL EQUITY GMBH	(a)
HUMAN RESOURCES SERVICE AND DEVELOPMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
HVB - LEASING PLUTO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB ALTERNATIVE ADVISORS LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB ALTERNATIVE FINANCIAL PRODUCTS AG IN ABWICKLUNG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB ASIA ADVISERS SDN. BHD.	KUALA LAMPUR	MALESIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASIA LIMITED	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB ASSET LEASING LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	HVB INTERNATIONAL ASSET LEASING GMBH	(a)
					-			-	HVB LONDON INVESTMENTS (CAM) LIMITED	(a)
HVB ASSET MANAGEMENT ASIA LTD.	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB ASSET MANAGEMENT HOLDING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB AUSTRALIA PTY LTD.	SYDNEY	AUSTRALIA	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB AUTO LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	HVB LEASING OOD	(a)
HVB BETEILIGUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPE BLANC LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB CAPITAL ASIA LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL LLC II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL LLC III	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL LLC VI	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL LLC VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL PARTNERS AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB CAPITAL PARTNERS S.A.R.L.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	HVB CAPITAL PARTNERS AG	(a)
HVB CONSULT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB EXPERTISE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB EXPORT LEASING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB FIERO LEASING OOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB FINANCE LONDON LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB FUNDING TRUST II	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB FUNDING TRUST VIII	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB GESELLSCHAFT FUR GEBAUDE BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB GLOBAL ASSETS COMPANY (GP), LLC	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB GLOBAL ASSETS COMPANY L.P.	NEW YORK	U.S.A.	5.00		0.01	5.00		0.01	HVB GLOBAL ASSETS COMPANY (GP), LLC	(a)
					4.99			4.99	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB HONG KONG LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB IMMOBILIEN AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB INTERNATIONAL ASSET LEASING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB INVESTMENTS (UK) LIMITED	CAYMAN ISLANDS	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LEASING CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB LEASING INTERNATIONAL GMBH & CO. KG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
HVB LEASING LIMITED PARTNERSHIP	WILMINGTON	U.S.A.	100.00		1.00	100.00		100.00	HVB CAPE BLANC LLC	(a)
					99.00			-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LEASING MAX INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB LEASING OOD	SOFIA	BULGARIA	100.00		10.00	100.00		10.00	UNICREDIT BULBANK AD	(a)
					90.00			90.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HVB LEASING SLOVAKIA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB LIFE SCIENCE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LONDON INVESTMENTS (AVON) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LONDON INVESTMENTS (BLACKWATER) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LONDON INVESTMENTS (CAM) LIMITED	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB LONDON TRADING LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB MORTGAGE CAPITAL CORP.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB PRINCIPAL EQUITY GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB PROFIL GESELLSCHAFT FUR PERSONALMANAGEMENT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB PROJEKT EMILIENHOF GMBH & CO. KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HVB PROJEKT GMBH	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB REALTY CAPITAL INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
HVB SECUR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB SERVICES SOUTH AFRICA (PROPRIETARY) LIMITED	JOHANNESBURG	SOUTH AFRICAN REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB SINGAPORE LIMITED	SINGAPORE	SINGAPORE	100.00		100.00	100.00		100.00	HVB ASIA LIMITED	(a)
HVB SUPER LEASING EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB TECTA GMBH	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB U.S. FINANCE INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 3 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 4.1 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.4 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 4.6 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB VERWA 4 GMBH	(a)
HVB VERWA 5 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 7 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 8 GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVB VERWA 9 GMBH (formerly HVB RUSSELL MANAGEMENT GMBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HVBFF BAUMANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF INTERNATIONAL GREECE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF INTERNATIONALE LEASING GMBH	(a)
HVBFF INTERNATIONALE LEASING GMBH	MUNICH	GERMANY	100.00		10.00	100.00		10.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
					90.00			90.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF KAPITALVERMITTLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF LEASING & INVESTITION GMBH & CO ERSTE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVBFF OBJEKT BETEILIGUNGS GMBH	(a)
HVBFF LEASING OBJEKT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF LEASING-FONDS VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF OBJEKT BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF OBJEKT LEIPZIG GMBH	LEIPZIG	GERMANY	70.00		70.00	70.00		70.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVBFF PRODUKTIONSHALLE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
HVB-LEASING AIDA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING ATLANTIS INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING DANTE INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING FIDELIO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING FORTE INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING GARO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING HAMLET INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING JUPITER KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING LAMOND INGATLANHASZNOSITO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
HVB-LEASING MAESTOSO INGATLANHASZNOSITO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING NANO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING OTHELLO INGATLANHASNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING ROCCA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING RUBIN KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING SMARAGD KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVB-LEASING SPORT INGATLANHASZNOSITO KOLATPOT FEOEOASSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
HVB-LEASING ZAFIR KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
HVZ GMBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HVZ GMBH & CO. OBJEKT UNTERFOHRING KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO (UK) HOLDINGS LIMITED I.L.	LONDON	UNITED KINGDOM	-		-	100.00		0.01	HVB IMMOBILIEN AG	(a)
					-			99.99	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
HYPO-BA LEASING SUD GMBH	KLAGENFURT	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING SPA	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
HYPO-BANK VERWALTUNGSZENTRUM GMBH & CO. KG OBJEKT ARABELLASTRASSE	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
HYPO-REAL HAUS & GRUNDBESITZ GESELLSCHAFT MBH & CO. IMMOBILIEN-VERMIETUNGS KG	MUNICH	GERMANY	80.00		80.00	80.00		80.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZ GESELLSCHAFT MBH & CO. 1. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
HYPO-REAL HAUS- UND GRUNDBESITZGESELLSCHAFT DES BURGERLICHEN RECHTS NR. 1	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
HYPOVEREINS IMMOBILIEN EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
HYPOVEREINSFINANCE N.V.	AMSTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
I.C.M.	REZZATO (BRESCIA)	ITALY	61.00		61.00	61.00		61.00	UNICREDIT BANCA SPA	(b)
I.M.E.S. - INDUSTRIA MECCANICA E STAMPAGGIO	SUMIRAGO (VARESE)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
ICLA COSTRUZIONI GENERALI	NAPLES	ITALY	26.02		26.02	26.02		26.02	UNICREDIT CORPORATE BANKING SPA	(b)
I-FABER SPA	MILAN	ITALY	65.32	65.32		65.32	65.32		UNICREDIT SPA	(a)
IFEM IN LIQUIDAZIONE	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
IGICOR IN LIQUIDAZIONE	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
IGM SPA	SANT'ELPIDIO A MARE (ASCOLI PICENO)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
III-INVESTMENTS LUXEMBOURG S.A.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	(a)
ILTE HOLDING SPA	TURIN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
IMAT IN LIQUIDAZIONE	CASTEL SAN PIETRO TERME (BOLOGNA)	ITALY	97.08		96.67	97.08		96.67	UNICREDIT CORPORATE BANKING SPA	(b)
					0.41			0.41	UNICREDIT BANCA SPA	(b)
IMM.EDIL.SEI	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
IMMOBILIEN RATING GMBH	WIEN	AUSTRIA	99.00		61.00	99.00		61.00	BANK AUSTRIA REAL INVEST GMBH	(a)
					19.00			19.00	UNICREDIT BANK AUSTRIA AG	(a)
					19.00			19.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMMOBILIEN VERMIETUNGS GMBH & CO PROJEKT GUMPENDORFERSTRASSE 140 KEG	WIEN	AUSTRIA	46.30		46.30	87.50		87.50	REAL INVEST IMMOBILIEN GMBH	(a)
IMMOBILIENFONDS UNIVERSALE 4 GBR	BERLIN	GERMANY	99.50		99.25	99.50		99.25	ERSTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFTM.B.H.	(a)
					0.25			0.25	ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	(a)
IMMOBILIENFONDS UNIVERSALE WITTENBERGE GBR	BERLIN	GERMANY	95.00		95.00	95.00		95.00	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
IMMOBILIENLEASING GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMMORENT-THETA GRUNDVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
IMPRESA ARMANDO TORRI SPA	MILAN	ITALY	22.65		22.65	22.65		22.65	UNICREDIT BANCA DI ROMA SPA	(b)
IMWA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
INDUSTRIA BRIANTEA GIOCATTOLI IN LIQUIDAZIONE	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
INDUSTRIA LIBRARIA TIPOGRAFICA EDITRICE SPA	MONCALIERI (TURIN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
INDUSTRIE-IMMOBILIEN-VERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.90		99.90	99.90		99.90	UNICREDIT BANK AUSTRIA AG	(a)
INFORMATIONS-TECHNOLOGIE AUSTRIA GMBH	WIEN	AUSTRIA	50.00		0.01	50.00		0.01	PIONEER INVESTMENTS AUSTRIA GMBH	(a)
					49.99			49.99	UNICREDIT BANK AUSTRIA AG	(a)
INFRAM ONE CORPORATION	DELAWARE	U.S.A.	37.50		37.50	37.50		37.50	BLUE CAPITAL EQUITY GMBH	(a)
INFRASTRUKTUR HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
INFRASTRUKTUR PLANUNGS- UND ENTWICKLUNGS GMBH	WIEN	AUSTRIA	45.00		45.00	45.00		45.00	INFRASTRUKTUR HOLDING GMBH	(a)
INIZIATIVE IMMOBILIARI SRL	MILAN	ITALY	13.87	13.87		13.87	13.87		UNICREDIT SPA	(a)
INPROX CHOMUTOV, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
INPROX KARLOVY VARY, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
INPROX KLADNO, S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
INPROX POPRAD, SPOL. S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
INPROX SR I., SPOL. S R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
INTERKONZUM DOO SARAJEVO	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
INTERNATIONALES IMMOBILIEN-INSTITUT GMBH	MUNICH	GERMANY	94.00		94.00	94.00		94.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
INTERPORTO ROMA EST	ROME	ITALY	95.00		95.00	95.00		95.00	UNICREDIT BANCA DI ROMA SPA	(b)
INTERPORTO SUD EUROPA SPA	LOC. PONTESELICE (CASERTA)	ITALY	23.29		23.29	23.29		23.29	UNICREDIT BANCA DI ROMA SPA	(b)
INTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
INTRO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
IPE EURO WAGON L.P.	ST. HELIER	JERSEY	37.54		37.54	-		-	HVB CAPITAL PARTNERS AG	(a)
IPG-INDUSTRIEPARK GYOR PROJEKTIERUNGSGESELLSCHAFT M.B.H.	GERASDORF	AUSTRIA	40.00		40.00	40.00		40.00	UNICREDIT LEASING SPA	(a)
IPSE 2000 SPA	ROME	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
IRFIS - MEDIOCREDITO DELLA SICILIA SPA	PALERMO	ITALY	76.26		76.26	76.26		76.26	BANCO DI SICILIA SPA	(a)
IRODAHAZ TANACSADO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	ALFA HOLDING INGATLANSZOLGALTATO KFT	(a)
ISB UNIVERSALE BAU GMBH	BRANDENBURG	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
ISTITUTO DELLA ENCICLOPEDIA ITALIANA FONDATA DA G.TRECCANI SPA	ROME	ITALY	12.00	12.00		12.00	12.00		UNICREDIT SPA	(a)
ISTITUTO EUROPEO DI ONCOLOGIA SRL	MILAN	ITALY	13.44	13.44		13.44	13.44		UNICREDIT SPA	(a)
ISTITUTO PER L'EDILIZIA ECONOMICA E POPOLARE DI CATANIA SPA IN LIQUIDAZIONE	CATANIA	ITALY	20.00	20.00		20.00	20.00		UNICREDIT SPA	(a)
ISTRA D.M.C. DOO (formerly ISTRA GOLF DOO)	UMAG	CROATIA	100.00		100.00	100.00		100.00	ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD (formerly ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD)	(a)
ISTRATURIST UMAG, HOTELIJERSTVO TURIZAM I TURISTICKA AGENCIJA DD (formerly ISTRATURIST UMAG, HOTELIJERSTVO I TURIZAM DD)	UMAG	CROATIA	71.80		71.80	71.80		71.80	ZAGREBACKA BANKA DD	(a)
ITALCARNI SOC.COOP.A R.L.	MIGLIARINA DI CARPI (MODENA)	ITALY	17.94		17.94	13.43		13.43	UNICREDIT CORPORATE BANKING SPA	(a)
ITALTEL SPA	SETTIMO MILANESE (MILAN)	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
ITP FINANZSERVICE VERWALTUNGSGESELLSCHAFT MBH	SALZKOTTEN	GERMANY	29.98		29.98	29.98		29.98	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
IVONA BETEILIGUNGSVERWALTUNG GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
JAKALA PROMOPLAN	MILAN	ITALY	74.09		74.09	74.09		74.09	UNICREDIT CORPORATE BANKING SPA	(b)
JANA KAZIMIERZA DEVELOPMENT SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO PROPERTY SA	(a)
JAUSERN-LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	LEONDING	AUSTRIA	99.03		99.03	99.03		99.03	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
JOINET SRL	BOLOGNA	ITALY	100.00		100.00	100.00		100.00	I-FABER SPA	(a)
JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	KIEV	UKRAINE	95.34		69.19	95.37		69.21	PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	(a)
					26.15			26.16	UNICREDIT BANK AUSTRIA AG	(a)
JSC ATF BANK	ALMATY CITY	KAZAKISTAN	99.78		99.70	99.70		99.70	UNICREDIT BANK AUSTRIA AG	(a)
					0.08			-	JSC ATF BANK	(a*)
JUNIORS PLAYTIME	PIANORO (BOLOGNA)	ITALY	31.29		23.91	31.29		23.91	UNICREDIT CORPORATE BANKING SPA	(b)
					7.38			7.38	UNICREDIT BANCA SPA	(b)
KADMOS IMMOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
KAPITAL-BETEILIGUNGS AKTIENGESELLSCHAFT	WIEN	AUSTRIA	20.00		20.00	20.00		20.00	UNICREDIT BANK AUSTRIA AG	(a)
KELLER CROSSING L.P.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	US PROPERTY INVESTMENTS INC.	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE I KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE II KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE III KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KHR PROJEKTENTWICKLUNGSGESELLSCHAFT MBH & CO. OBJEKT BORNITZSTRASSE KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
KINABALU FINANCIAL PRODUCTS LLP (formerly NEWSMITH FINANCIAL PRODUCTS LLP)	LONDON	UNITED KINGDOM	100.00		100.00	100.00		99.90	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
					-			0.10	VERBA VERWALTUNGSGESELLSCHAFT MBH	(a)
KINABALU FINANCIAL SOLUTIONS LTD (formerly NEWSMITH FINANCIAL SOLUTIONS LT)	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
KLEA ZS-IMMOBILIENVERMIETUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
KLEA ZS-LIEGENSCHAFTSVERMIETUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
KOC FINANSAL HIZMETLER AS	ISTANBUL	TURKEY	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
KÖHLER & KRENZER FASHION AG	EHRENBERG	GERMANY	50.00		50.00	50.00		50.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
KRAJOWA IZBA ROZLICZENIOWA SA	WARSAW	POLAND	34.44		34.44	34.44		34.44	BANK PEKAO SA	(a)
KREDITGARANTIEGEMEINSCHAFT DES BAYERISCHEN HANDWERKS GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
KREDITGARANTIEGEMEINSCHAFT DES HOTEL- UND GASTSTATTENGEWERBES IN BAYERN GMBH	MUNICH	GERMANY	12.00		12.00	12.00		12.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
KSG KARTEN-VERRECHNUNGS- UND SERVICEGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	CARD COMPLETE SERVICE BANK AG	(a)
KUNSTHAUS LEASING GMBH	WIEN	AUSTRIA	100.00		5.00	100.00		5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
					95.00			95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
LA GRANDE CUCINA SPA	ROME	ITALY	11.03		11.03	11.03		11.03	UNICREDIT MERCHANT SPA	(a)
LAGERMAX LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LAGEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LAIMBERG 81. V V AG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
LANDOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
LARGO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					98.80			99.00	VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	(a)
LASER IN LIQUIDAZIONE	MILAN	ITALY	22.00		22.00	22.00		22.00	UNICREDIT BANCA SPA	(b)
LASSALLESTRASSE BAU-, PLANUNGS-, ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.00		99.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
LAURO VENTIDUE SPA	MILAN	ITALY	24.26		24.26	24.26		24.26	HVB CAPITAL PARTNERS AG	(a)
LEASFINANZ BANK GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	(a)
LEASFINANZ GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	LF BETEILIGUNGEN GMBH	(a)
LEASING 431 GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	17.20		17.20	20.40		20.40	CALG IMMOBILIEN LEASING GMBH	(a)
LEASING 439 GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	CALG IMMOBILIEN LEASING GMBH	(a)
LEGATO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
LELEV IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
LF BETEILIGUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BACA LEASING UND BETEILGUNGSMANAGEMENT GMBH	(a)
LIBA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		49.00	50.00		49.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LIFE BRITANNIA GP LIMITED	UXBRIDGE	UNITED KINGDOM	100.00		100.00	100.00		100.00	LIFE BRITANNIA MANAGEMENT GMBH	(a)
LIFE BRITANNIA MANAGEMENT GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE MANAGEMENT ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE MANAGEMENT ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE SCIENCE I BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB LIFE SCIENCE GMBH & CO. BETEILIGUNGS-KG	(a)
LIFE VERWALTUNGS ERSTE GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIFE VERWALTUNGS ZWEITE GMBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
LIMA SPA IN LIQUIDAZIONE - IN CONCORDATO PREVENTIVO	BRESCIA	ITALY	15.00	15.00		15.00	15.00		UNICREDIT SPA	(a)
LIMITED LIABILITY COMPANY B.A. REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
LIMITED LIABILITY PARTNERSHIP PROFIX COMPANY	KIEV	UKRAINE	80.00		80.00	80.00		80.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LINO HOTEL-LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LION/ASR EQUITY PARTNERS L.P.	GEORGE TOWN	CAYMAN ISLANDS	17.02		17.02	-		-	HVB CAPITAL PARTNERS AG	(a)
LIPARK LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
LIVA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
LLC AI LINE	MOSCOW	RUSSIA	99.90		99.90	99.90		99.90	UNICREDIT SECURITIES INTERNATIONAL LIMITED (formerly UNICREDIT ATON INTERNATIONAL LIMITED)	(a)
LLC ALTERA-REALITY	KIEV	UKRAINE	99.00		99.00	99.00		99.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LLC LAZUR	SHEVASTOPOL	UKRAINE	11.02		11.02	11.02		11.02	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LLC UKROTSBUD	KIEV	UKRAINE	99.00		99.00	99.00		99.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
LNC (SPV-AMC) CORP	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LNC INVESTMENT HOLDING INC	TAGUIG	PHILIPPINES	98.52		98.52	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LNC3 ASSET MANAGEMENT INC.	TAGUIG	PHILIPPINES	40.00		40.00	40.00		40.00	CAMERON GRANVILLE ASSET MANAGEMENT (SPV-AMC) , INC	(a)
LOCALMIND SPA	MILAN	ITALY	95.76	95.76		95.76	95.76		UNICREDIT SPA	(a)
LOCAT CROATIA DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
LORIT IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	CALG IMMOBILIEN LEASING GMBH	(a)
LOWES LIMITED	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
LTD SI&C AMC UKRSOTS REAL ESTATE	KIEV	UKRAINE	100.00		100.00	100.00		100.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
M. A. V. 7., BANK AUSTRIA LEASING BAUTRAGER GMBH & CO.OHG.	WIEN	AUSTRIA	98.04		98.04	100.00		100.00	UNICREDIT MOBILIEN LEASING GMBH	(a)
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B. H. & CO. MCL THETA K	WIEN	AUSTRIA	-		-	100.00		-	REAL INVEST PROPERTY GMBH	(a)
					-			100.00	TREUCONSULT PROPERTY BETA GMBH	(a)
M.A.I.L. CEE PROPERTY INVEST GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ETA REAL ESTATE MANAGEMENT S.R.O. .	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		99.95	100.00		99.95	BANK AUSTRIA REAL INVEST GMBH	(a)
					0.05			0.05	TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. IMMOBILIEN GESELLSCHAFT M.B.H. & CO. KG	WIEN	AUSTRIA	50.00		50.00	100.00		-	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
					-			100.00	REAL INVEST IMMOBILIEN GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO SEKUNDA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. PRIVATE EQUITY GMBH & CO. PRIMERA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	M.A.I.L. PRIVATE EQUITY GMBH	(a)
M.A.I.L. REAL ESTATE MANAGEMENT JOTA BRATISLAVA S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
M.A.I.L. ZETA REAL ESTATE MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
MALGARA FINANZIARIA SRL	TREVISO	ITALY	49.00		49.00	49.00		49.00	UNICREDIT CORPORATE BANKING SPA	(a)
MALREWARD LIMITED	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
MARIENPLATZ GROSSGARAGE GMBH	MUNICH	GERMANY	66.67		66.67	66.67		66.67	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MARINA CITY ENTWICKLUNGS AG	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
MARKETING ZAGREBACKE BANKE DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
MARTIANEZ COMERCIAL, SOCIEDAD ANONIMA	PUERTO DE LA CRUZ	SPAIN	99.96		99.96	100.00		100.00	UNICREDIT PEGASUS LEASING GMBH	(a)
MARTUR SUNGER VE KOLTUK TESISLERI TICARET VE SANAYI A. S.	ISTANBUL	TURKEY	20.00		20.00	20.00		20.00	HVB CAPITAL PARTNERS AG	(a)
MATHER MA LEASING GMBH & CO OHG	WIEN	AUSTRIA	-		-	100.00		100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
MBC IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MC MARKETING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
MC RETAIL GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	MC MARKETING GMBH	(a)
MCC - SOFIPA INTERNATIONAL S.A. EN LIQUIDATION	BRUXELLES	BELGIUM	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
MCM HOLDING SPA	NAPLES	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA DI ROMA SPA	(b)
MCM MANIFATTURE COTONIERE MERIDIONALI SPA	SALERNO	ITALY	91.47		91.47	91.47		91.47	UNICREDIT BANCA DI ROMA SPA	(b)
MEDIA DRUCK GMBH	TULLN	AUSTRIA	20.00		20.00	20.00		20.00	MEZZANIN FINANZIERUNGS AG	(a)
MEDIOINVEST SRL	PERUGIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
MEGAPARK INVEST GMBH	WIEN	AUSTRIA	40.00		40.00	40.00		40.00	PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	(a)
MENUETT GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MERCATOR INDUSTRIE- UND BURO-CENTER GMBH & CO. VERWALTUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	(a)
MERIAN GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
MERKURHOF GRUNDSTUCKSGESELLSCHAFT MIT BESCHRANKTER HAFTUNG	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
METIS SPA	MILAN	ITALY	22.65	22.65		22.65	22.65		UNICREDIT SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
METROPOLIS SP. ZO.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	PEKAO PROPERTY SA	(a)
MEZZANIN FINANZIERUNGS AG	WIEN	AUSTRIA	56.67		56.67	56.67		56.67	UNICREDIT BANK AUSTRIA AG	(a)
MFG FLUGHAFEN-GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO BETA KG	GRUNWALD	GERMANY	10.56		10.56	10.56		10.56	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MFT MULTIFUNKTIONALE TRAININGSGERATE GMBH	GUNTRAMSDORF	AUSTRIA	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MIDA FOR INVESTMENT AND CONSTRUCTION SRL	ROME	ITALY	84.00		84.00	84.00		84.00	UNICREDIT BANCA DI ROMA SPA	(b)
MIK BETA INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
MIK INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
MILARIS S.A. EN LIQUIDATION	PARIS	FRANCE	100.00		100.00	100.00		100.00	SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	(a)
MILLETERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT BERLIN-BRANDENBURG GMBH	SCHWERIN	GERMANY	11.56		11.56	11.56		11.56	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT MECKLENBURG-VORPOMMERN MBH	SCHWERIN	GERMANY	15.40		15.40	15.40		15.40	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN MBH	DRESDA	GERMANY	11.84		11.84	11.84		11.84	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT SACHSEN-ANHALT MIT BESCHRANKTER HAFTUNG	MAGDEBURGO	GERMANY	12.70		12.70	12.70		12.70	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MITTELSTANDISCHE BETEILIGUNGSGESELLSCHAFT THURINGEN MBH	ERFURT	GERMANY	13.38		13.38	13.38		13.38	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MIZUHO CORPORATE BANK - BA INVESTMENT - CONSULTINGGMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
MM OMEGA PROJEKTENTWICKLUNGS GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
MOBILITY CONCEPT GMBH	UNTERHACHING	GERMANY	60.00		60.00	60.00		60.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
MOC VERWALTUNGS GMBH	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOC VERWALTUNGS GMBH & CO. IMMOBILIEN KG	MUNICH	GERMANY	23.00		23.00	23.00		23.00	HVB PROJEKT GMBH	(a)
MOGRA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
MOLL HOLDING GESELLSCHAFT MBH	MUNICH	GERMANY	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
MOTEL LE QUERCE	PERUGIA	ITALY	32.50		32.50	32.50		32.50	UNICREDIT CORPORATE BANKING SPA	(b)
MOTION PICTURE MARKETS GMBH & CO KG	GRUNWALD	GERMANY	50.00		50.00	50.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
MOTION PICTURE MARKETS HOLDING GMBH	GRUNWALD	GERMANY	33.33		33.33	33.33		33.33	MOVIE MARKET BETEILIGUNGS GMBH	(a)
MOTION PICTURE PRODUCTION GMBH	GRUNWALD	GERMANY	51.20		51.20	51.20		51.20	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
MOVIE MARKET BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
MOZFUND (PROPRIETARY) LIMITED	SANDTON	SOUTH AFRICAN REPUBLIC	40.00		40.00	12.50		12.50	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
MUHOGA MUNCHNER HOCHGARAGEN GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	25.00		25.00	25.00		25.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
MUTNEGRA BETEILIGUNGS- UND VERWALTUNGS-GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
MY BETEILIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
MY DREI HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
MY FUNF HANDELS GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
N665UA OFFSHORE GP, LLC	WILMINGTON	U.S.A.	33.33		33.33	33.33		33.33	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
N665UA OFFSHORE OP, L.P.	WILMINGTON	U.S.A.	33.20		33.20	100.00		-	BD INDUSTRIE-BETEILIGUNGSGESELLSCHAFT MBH	(a)
NAGE LOKALVERMIETUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
NATA IMMOBILIEN-LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	57.50		51.50	57.50		51.50	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					6.00			6.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NET INSURANCE SPA	ROME	ITALY	13.04		13.04	13.04		13.04	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
NO. HYPO LEASING ASTRICTA GRUNDSTUCKVERMIETUNGS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	95.00		95.00	95.00		95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
NOMISMA - SOCIETÀ DI STUDI ECONOMICI SPA	BOLOGNA	ITALY	13.10		8.70	13.10		8.70	UNICREDIT MERCHANT SPA	(a)
				4.40			4.40		UNICREDIT SPA	(a)
NORDAUTO PIMAZZONI IN LIQUIDAZIONE	VERONA	ITALY	50.00		50.00	50.00		50.00	UNICREDIT CORPORATE BANKING SPA	(b)
NOTARTREUHANDBANK AG	WIEN	AUSTRIA	25.00		25.00	25.00		25.00	UNICREDIT BANK AUSTRIA AG	(a)
NUOVA GELA SVILUPPO S.C.P.A.	GELA (CALTANISETTA)	ITALY	14.00		14.00	14.00		14.00	IRFIS - MEDIOCREDITO DELLA SICILIA SPA	(a)
NUOVA TEATRO ELISEO SPA	ROME	ITALY	41.02	41.02		41.02	41.02		UNICREDIT SPA	(a)
NXP CO-INVESTMENT PARTNERS VIII L.P.	LONDON	UNITED KINGDOM	85.00		85.00	85.00		85.00	HVB CAPITAL PARTNERS AG	(a)
OAK RIDGE INVESTMENT LLC	WILMINGTON	U.S.A.	49.00		49.00	49.00		49.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
OBERBANK AG	LINZ	AUSTRIA	33.33		29.14	34.19		32.54	CABO BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					4.19			1.65	UNICREDIT BANK AUSTRIA AG	(a)
OBERBANK KB LEASING GESELLSCHAFT M.B.H.	LINZ	AUSTRIA	24.00		24.00	24.00		24.00	COBB BETEILIGUNGEN UND LEASING GMBH	(a)
OBEROSTERREICHISCHE UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	LINZ	AUSTRIA	10.93		10.93	10.93		10.93	UNICREDIT BANK AUSTRIA AG	(a)
OBJEKT SECUNDA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ZETA KEG	(a)
OBJEKT TERTIA V.O.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	REAL INVEST PROPERTY GMBH & CO ETA KEG	(a)
OBJEKT-LEASE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		49.23	50.00		49.23	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.77			0.77	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
OCT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
OESTERREICHISCHE CLEARINGBANK AG	WIEN	AUSTRIA	18.51		18.51	18.51		18.51	UNICREDIT BANK AUSTRIA AG	(a)
OESTERREICHISCHE KONTROLLBANK AKTIENGESELLSCHAFT	WIEN	AUSTRIA	49.15		24.75	49.15		24.75	CABET-HOLDING-AKTIENGESELLSCHAFT	(a)
					8.26			8.26	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					16.14			16.14	UNICREDIT BANK AUSTRIA AG	(a)
OFI SPA	PALERMO	ITALY	51.18		51.18	51.18		51.18	UNICREDIT CORPORATE BANKING SPA	(b)
OLG HANDELS- UND BETEILIGUNGSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
OLG INDUSTRIEGUTER LEASING GMBH & CO. KG.	WIEN	AUSTRIA	86.12		86.12	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. GRUNDSTUCKSENTWICKLUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
OMNIA GRUNDSTUCKS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. BETRIEBS KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT HAIDENAUPLATZ KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
OMNIA GRUNDSTUCKS-GMBH & CO. OBJEKT OSTRAGEHEGE KG	MUNICH	GERMANY	100.00		94.00	100.00		94.00	HVB IMMOBILIEN AG	(a)
					6.00			6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
OOO UNICREDIT LEASING	MOSCOW	RUSSIA	100.00		60.00	100.00		60.00	UNICREDIT LEASING SPA	(a)
					40.00			40.00	ZAO UNICREDIT BANK	(a)
OPEN ACCUMULATIVE PENSIOON FUND OTAN JSC	ALMATY CITY	KAZAKISTAN	89.00		89.00	89.00		89.00	JSC ATF BANK	(a)
OPEN JOINT STOCK COMPANY UNICREDIT BANK (formerly UNICREDIT BANK LTD)	LUCK	UKRAINE	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
ORBIT ASSET MANAGEMENT LIMITED	HAMILTON	BERMUDA	50.00		50.00	50.00		50.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	(a)
ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
ORIDIS BIOMED FORSCHUNGS UND ENTWICKLUNGS GMBH	GRAZ	AUSTRIA	21.49		21.49	21.49		21.49	GRUNDERFONDS GMBH & CO KEG	(a)
OSCA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT MBH & CO. KG	GRUNWALD	GERMANY	18.00		18.00	18.00		18.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
OSTERREICHISCHE HOTEL- UND TOURISMUSBANK GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
OSTERREICHISCHE WERTPAPIERDATEN SERVICE GMBH	WIEN	AUSTRIA	29.30		29.30	29.30		29.30	UNICREDIT BANK AUSTRIA AG	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. CENTERPARK KG	MUNICH	GERMANY	100.00		10.00	100.00		10.00	HVB PROJEKT GMBH	(a)
					30.00			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					60.00			60.00	T & P VASTGOED STUTTGART B.V.	(a)
OTHMARSCHEN PARK HAMBURG GMBH & CO. GEWERBEPARK KG	MUNICH	GERMANY	100.00		10.00	100.00		10.00	HVB PROJEKT GMBH	(a)
					30.00			30.00	T & P FRANKFURT DEVELOPMENT B.V.	(a)
					60.00			60.00	T & P VASTGOED STUTTGART B.V.	(a)
OTHMARSCHEN PARK HAMBURG WOHN- UND GEWERBEPARK GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
P.B. SRL IN LIQUIDAZIONE	MILAN	ITALY	10.72		6.76	10.72		6.76	UNICREDIT CORPORATE BANKING SPA	(a)
				3.96			3.96		UNICREDIT SPA	(a)
P25 LIMITED PARTNERSHIP INCORPORATE	ST. PETER PORT	UNITED KINGDOM	14.53		14.53	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OG (formerly PALAIS ROTHSCHILD VERMIETUNGS GMBH & CO OEG)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
PALATIN GRUNDSTUCKVERWALTUNGS GESELLSCHAFT M.B.H.	STOCKERAU	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PANHANS MASCHINENBAU GMBH	MICHELDORF	AUSTRIA	49.00		49.00	49.00		49.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PAPCEL AS	LITOVEL	CZECH REPUBLIC	33.74		33.74	33.74		33.74	EK MITTELSTANDSFINANZIERUNGS AG	(a)
PARMACOTTO SPA	PARMA	ITALY	51.00		51.00	51.00		51.00	UNICREDIT CORPORATE BANKING SPA	(b)
PAR-TEC SPA	MILAN	ITALY	15.00		15.00	15.00		15.00	UNICREDIT MERCHANT SPA	(a)
PARUS GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
PARZHOF-ERRICHTUNGS- UND VERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.60	100.00		99.80	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					0.20			0.20	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PASC (IN FALLIMENTO)	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
PAYLIFE BANK GMBH	WIEN	AUSTRIA	23.86		5.78	23.86		5.78	EUROVENTURES-AUSTRIA-CA-MANAGEMENT GESMBH	(a)
					4.50			4.50	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					13.58			13.58	UNICREDIT BANK AUSTRIA AG	(a)
PAYTRIA UNTERNEHMENSBETEILIGUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
PAZONYI'98 INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
PEGASUS PROJECT STADTHAUS HALLE GMBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
PEKAO BANK HIPOTECZNY S.A.	WARSAW	POLAND	100.00		99.95	100.00		99.95	BANK PEKAO SA	(a)
					0.05			0.05	HOLDING SP. Z.O.O.	(a)
PEKAO FAKTORING SP. ZOO	LUBLINO	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FINANCIAL SERVICES SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO FUNDUSZ KAPITALOWY SP. ZOO	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO LEASING HOLDING S.A.	WARSAW	POLAND	100.00		80.10	100.00		80.10	BANK PEKAO SA	(a)
					19.90			19.90	UNICREDIT LEASING SPA	(a)
PEKAO LEASING SP ZO.O.	WARSAW	POLAND	100.00		36.49	100.00		36.49	BANK PEKAO SA	(a)
					63.51			63.51	PEKAO LEASING HOLDING S.A.	(a)
PEKAO PIONEER P.T.E. SA	WARSAW	POLAND	100.00		65.00	100.00		65.00	BANK PEKAO SA	(a)
					35.00			35.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PEKAO PROPERTY SA	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PEKAO TELECENTRUM SP. ZOO	CRACOVIA	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PELOPS LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
PERSEUS MANAGEMENT LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
PERTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
PESTSZENTIMREI SZAKORVOSI RENDELO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
PHG POS - HANDELSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	33.33		33.33	33.33		33.33	CARD COMPLETE SERVICE BANK AG	(a)
PIANA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT (BERMUDA) LIMITED	HAMILTON	BERMUDA	100		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (ISRAEL) LTD	HERTZELIA PITUACH	ISRAEL	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ALTERNATIVE INVESTMENTS (NEW YORK) LTD	DOVER	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER ASSET MANAGEMENT AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PIONEER ASSET MANAGEMENT S.A.I. S.A.	BUCHAREST	ROMANIA	100.00		97.43	100.00		97.43	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
					2.57			2.57	UNICREDIT TIRIAC BANK S.A.	(a)
PIONEER ASSET MANAGEMENT SA	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER CZECH FINANCIAL COMPANY SRO IN LIQUIDAZIONE	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER FUNDS DISTRIBUTOR INC	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT INC	(a)
PIONEER GLOBAL ASSET MANAGEMENT SPA	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
PIONEER GLOBAL FUNDS DISTRIBUTOR LTD	HAMILTON	BERMUDA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (AUSTRALIA) PTY LIMITED	SYDNEY	AUSTRALIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (HK) LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS (TAIWAN) LTD.	TAIPEI	TAIWAN	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER GLOBAL INVESTMENTS LIMITED	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT COMPANY AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT FUND MANAGEMENT LIMITED	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT INC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT LIMITED	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT LLC	MOSCOW	RUSSIA	100.00		1.00	100.00		1.00	PIONEER ASSET MANAGEMENT AS	(a)
					99.00			99.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT SHAREHOLDER SERVICES INC.	BOSTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INVESTMENT MANAGEMENT USA INC.	(a)
PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	MILAN	ITALY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENT MANAGEMENT USA INC.	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AG	BERNA	SWITZERLAND	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS AUSTRIA GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER INVESTMENTS KAPITALANLAGEGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIONEER PEKAO INVESTMENT FUND COMPANY SA (POLISH NAME: PIONEER PEKAO TFI SA)	WARSAW	POLAND	100.00		100.00	100.00		100.00	PIONEER PEKAO INVESTMENT MANAGEMENT SA	(a)
PIONEER PEKAO INVESTMENT MANAGEMENT SA	WARSAW	POLAND	100.00		49.00	100.00		49.00	BANK PEKAO SA	(a)
					51.00			51.00	PIONEER GLOBAL ASSET MANAGEMENT SPA	(a)
PIRELLI PEKAO REAL ESTATE SP. Z O.O.	WARSAW	POLAND	25.00		25.00	25.00		25.00	BANK PEKAO SA	(a)
PIRELLI RE ROMANIA SA	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
PIRELLI REAL ESTATE BULGARIA AD	SOFIA	BULGARIA	25.00		25.00	25.00		25.00	UNICREDIT BULBANK AD	(a)
PKBL S.A. (IN LIQUIDAZIONE)	WARSAW	POLAND	84.51		84.51	84.79		84.79	HOLDING SP. Z.O.O.	(a)
PLANETHOME AG	UNTERFOHRING	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
PLANETHOME GMBH	MANNHEIM	GERMANY	100.00		100.00	100.00		100.00	PLANETHOME AG	(a)
PLOTTOS VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
PMG BAUPROJEKTMANAGEMENT GESELLSCHAFT M.B.H. & CO FINANZIERUNGS OEG	WIEN	AUSTRIA	100.00		99.90	100.00		99.90	RANA-LIEGENSCHAFTSVERWERTUNG GMBH	(a)
					0.10			0.10	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
POLISH BANKING SYSTEM SA IN LIQ	WARSAW	POLAND	48.90		48.90	48.90		48.90	BANK PEKAO SA	(a)
POLSKA PRASA LOKALNA HOLDING S.A.	SADOWA	POLAND	23.91		23.91	23.91		23.91	BANK PEKAO SA	(a)
POMINVEST DD	SPLIT	CROATIA	88.99		88.66	88.95		88.95	ZAGREBACKA BANKA DD	(a)
					0.33			-	POMINVEST DD	(a*)
PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
PORTIA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
POSATO LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PPD DRESSO-COLOR SP ZOO	LODZ	POLAND	10.20		10.20	10.20		10.20	BANK PEKAO SA	(a)
PPU BUDPRESS SP ZOO IN LIQ	WARSAW	POLAND	36.21		36.21	36.21		36.21	BANK PEKAO SA	(a)
PRACOWNICZE TOWARZYSTWO EMERYTALNE S.A.	WARSAW	POLAND	19.78		19.78	19.78		19.78	CDM CENTRALNY DOM MAKLERSKI PEKAO SA	(a)
PRELUDE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PRIM Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PRIMEO FUND LIMITED	GEORGE TOWN	CAYMAN ISLANDS	-		-	100.00		100.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	(a)
PRIMEO MULTI-STRATEGY FUND LIMITED	GRAND CAYMAN	CAYMAN ISLANDS	-		-	100.00		100.00	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT LTD	(a)
PRIVATE JOINT STOCK COMPANY FERROTRADE INTERNATIONAL	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
PRO MAC SPA	MILAN	ITALY	10.40		5.20	10.40		5.20	UNICREDIT CORPORATE BANKING SPA	(a)
				5.20			5.20		UNICREDIT SPA	(a)
PROFINGEST (CONSORZIO)	BOLOGNA	ITALY	17.54		17.54	17.54		17.54	UNICREDIT BANCA SPA	(a)
PROJEKTENTWICKLUNG SCHONEFELD VERWALTUNGSGESELLSCHAFT MBH	STUTTGART	GERMANY	50.00		50.00	50.00		50.00	UNICREDIT BANK AUSTRIA AG	(a)
PROJEKT-GBR KRONSTADTER STRASSE MUNCHEN	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
PROMETHEUS IMMOBILIENERRICHTUNGS-UND-BETEILIGUNGS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
PROPERTY SP. Z.O.O. IN LIQUIDAZIONE	WARSAW	POLAND	100.00		100.00	100.00		100.00	BANK PEKAO SA	(a)
PRUNUS IMMOBILIEN- UND VERMIETUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
PRVA STAMBENA STEDIONICA DD ZAGREB	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
PRZEDSIEBIORSTWO POLIGRAFICZNO WYDAWNICZE UNIPROM SA (IN FALLIMENTO)	WARSAW	POLAND	10.64		10.64	10.64		10.64	PEKAO FUNDUSZ KAPITALOWY SP. ZOO	(a)
PURGE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
QUADEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
QUADRATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
QUART Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG ANLAGEN LEASING GMBH	(a)
QUERCIA FUNDING SRL	VERONA	ITALY	65.00		65.00	65.00		65.00	UNICREDIT CORPORATE BANKING SPA	(a)
QUERCIA SOFTWARE SPA	VERONA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI (formerly UNICREDIT GLOBAL INFORMATION SERVICES SPA)	(a)
QUINT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
QUINTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
R.Z.W. CIMDATA AG	WEIMAR	AUSTRIA	31.48		31.48	31.48		31.48	EK MITTELSTANDSFINANZIERUNGS AG	(a)
RAFFAELLO LUXEMBOURG S.C.A	LUXEMBOURG	LUXEMBOURG	15.26		15.26	0.02		0.02	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
RAMIUS LLC (now RCG HOLDINGS LLC)	NEW YORK	U.S.A.	22.44		22.44	-		-	BA- ALPINE HOLDINGS, INC.	(a)
RAMSES-IMMOBILIENHOLDING GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG	(a)
RANA-LIEGENSCHAFTSVERWERTUNG GMBH	WIEN	AUSTRIA	99.90		99.90	99.90		99.90	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
RANDUS BETEILIGUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
REAL ESTATE MANAGEMENT POLAND SP. Z O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
REAL INVEST ASSET MANAGEMENT CZECH REPUBLIC S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		90.00	100.00		90.00	BANK AUSTRIA REAL INVEST ASSET MANAGEMENT GMBH	(a)
					10.00			10.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
REAL INVEST IMMOBILIEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a) (a)
REAL INVEST PROPERTY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00			M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	
REAL INVEST PROPERTY GMBH & CO ETA KEG	WIEN	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA REAL INVEST GMBH	(a)
					-			100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO SPB JOTA KEG	WIEN	AUSTRIA	-		-	100.00		100.00	TREUCONSULT PROPERTY ALPHA GMBH	(a)
REAL INVEST PROPERTY GMBH & CO ZETA KEG	WIEN	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA REAL INVEST GMBH	(a)
					-			100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REAL INVEST PROPERTY GMBH & CO. EPSILON KEG	WIEN	AUSTRIA	100.00		100.00	100.00		-	BANK AUSTRIA REAL INVEST GMBH	(a)
					-			100.00	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
REALITATEN-DEVELOPMENT GMBH	WIEN	AUSTRIA	26.67		26.67	26.67		26.67	RE-ST.MARX HOLDING GMBH	(a)
REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
REAL-RENT LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
RECHTSVERFOLGUNGSGEMEINSCHAFT FLOWTEX SCHADEN GDBR	MUNICH	GERMANY	15.19		15.19	15.19		15.19	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
REGEV REALITATENVERWERTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
REGGIO EMILIA INNOVAZIONE S.C.A R.L.	REGGIO EMILIA	ITALY	11.08	11.08		11.08	11.08		UNICREDIT SPA	(a)
REMBRA LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
RENAULT LEASING CZ, S.R.O. (now RCI FINANCIAL SERVICES S.R.O.)	PRAGUE	CZECH REPUBLIC	50.00		50.00	50.00		50.00	UNICREDIT LEASING CZ, A.S.	(a)
RE-ST.MARX HOLDING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
RHOTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
RIL II RAIFFEISEN IMMOBILIEN LEASING GES.M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	REAL-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
ROLIN GRUNDSTUCKSPLANUNGS- UND -VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
ROLO IMPRESA	MILAN	ITALY	98.00		98.00	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
ROMCARD S.A.	BUCHAREST	ROMANIA	20.00		20.00	20.00		20.00	UNICREDIT TIRIAC BANK S.A.	(a)
ROME AMERICAN HOSPITAL SPA	ROME	ITALY	50.00		50.00	50.00		50.00	UNICREDIT BANCA DI ROMA SPA	(b)
RONCASA IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	90.00		90.00	90.00		90.00	HVB PROJEKT GMBH	(a)
RONDO LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB TECTA GMBH	(a)
ROTUS IMMOBILIEN-VERWALTUNGS GMBH & CO. OBJEKT EGGENFELDENER STRASSE KG I.L.	MUNICH	GERMANY	97.00		97.00	97.00		97.00	HVB TECTA GMBH	(a)
RSB ANLAGENVERMIETUNG GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG IMMOBILIEN LEASING GMBH	(a)
RWF REAL - WERT GRUNDSTUCKSVERMIETUNGSGESELLSCHAFTM.B.H. & CO. OBJEKT	WIEN	AUSTRIA	100.00		99.83	100.00		99.83	CALG IMMOBILIEN LEASING GMBH	(a)
					0.17			0.17	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
S.A.S.E. SPA	PERUGIA	ITALY	11.38	11.38		11.38	11.38		UNICREDIT SPA	(a)
S.I.CRE.F. SRL IN FALLIMENTO	VERONA	ITALY	16.00	16.00		16.00	16.00		UNICREDIT SPA	(a)
S.I.F.A.-SOCIETÀ INDUSTRIALE FINANZIARIA IN LIQUIDAZIONE	REANA DEL ROJALE (UDINE)	ITALY	37.04		37.04	37.04		37.04	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
S.S.I.S. - SOCIETA SERVIZI INFORMATICI SAMMARINESE SPA	BORGO MAGGIORE	SAN MARINO	50.00		50.00	50.00		50.00	BANCA AGRICOLA COMMERCIALE DELLA R.S.M. SPA	(a)
S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
SAET	LEINI' (TURIN)	ITALY	26.41		26.41	26.41		26.41	UNICREDIT CORPORATE BANKING SPA	(b)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG SAARLAND	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB GESELLSCHAFT FUR GEBAUDE MBH & CO KG	(a)
SALVATORPLATZ-GRUNDSTUCKSGESELLSCHAFT MBH & CO. OHG VERWALTUNGSZENTRUM	MUNICH	GERMANY	100.00		97.78	100.00		97.78	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
					2.22			2.22	TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	(a)
SALZBURGER UNTERNEHMENSBETEILIGUNGSGESELLSCHAFT M.B.H.	SALZBURG	AUSTRIA	14.28		14.28	14.28		14.28	UNICREDIT BANK AUSTRIA AG	(a)
SANITÀ - SRL IN LIQUIDAZIONE	ROME	ITALY	99.60		99.60	99.60		99.60	ASPRA FINANCE SPA	(a)
SAPHIRA IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. FRANKFURT CITY WEST OFFICE CENTER UND WOHNBAU KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SASIM	AREZZO	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
SAS-REAL KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
SCHLOSSBERG-PROJEKTENTWICKLUNGS-GMBH UND CO 683 KG	MUNICH	GERMANY	100.00		-	100.00		88.89	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)
					100.00			11.11	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. SCHLOSSBERG-PROJEKTENTWICKLUNGS-KG	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SCHOELLER LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		60.00	100.00		60.00	HVB LEASING INTERNATIONAL GMBH & CO. KG	(a)
					40.00			40.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHOELLERBANK AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
SCHOELLERBANK INVEST AG	SALZBURG	AUSTRIA	100.00		100.00	100.00		100.00	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. DORFANGER KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHONEFELD WOHN- UND GEWERBEBAU GMBH & CO. 'NEUES WOHNEN' KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SCHUL- UND AMTSGEBAUDE GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	GRAZ	AUSTRIA	33.33		33.33	33.33		33.33	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SCHULERRICHTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SE.AM. SERVIZI AMMINISTRATIVI	RIMINI	ITALY	100.00		100.00	100.00		100.00	UNICREDIT BANCA SPA	(b)
SE.TE.SI. SERVIZI TELEMATICI SICILIANI SPA	PALERMO	ITALY	40.49	40.49		40.49	40.49		UNICREDIT SPA	(a)
SECA-LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SEDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
SELFOSS BETEILIGUNGSGESELLSCHAFT MBH	GRUNWALD	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SENTIENT GLOBAL RESOURCES FUND I, L.P.	GEORGE TOWN	CAYMAN ISLANDS	24.36		24.36	-		-	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
SERVIZI VENETI ECOLOGICI IN LIQUIDAZIONE	ROVIGO	ITALY	79.66		79.66	79.66		79.66	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
SEXT Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG DELTA GRUNDSTUCKVERWALTUNG GMBH	(a)
SFB STOCKERAUER FINANZIERUNGSBERATUNGS- UND BETEILIGUNGS GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
SFS FINANCIAL SERVICES GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
SHOPLN CARD BETRIEBS GMBH	KLAGENFURT	AUSTRIA	33.33		33.33	33.33		33.33	CARDS & SYSTEMS EDV-DIENSTLEISTUNGS GMBH	(a)
SHS LEASING GMBH	WIEN	AUSTRIA	99.80		98.80	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SIA - SSB SPA	MILAN	ITALY	24.07	24.07		24.07	24.07		UNICREDIT SPA	(a)
					...			...	UNICREDIT BANCA DI ROMA SPA	(a)
SIA UNICREDIT INSURANCE BROKER	RIGA	LATVIA	100.00		100.00	100.00		100.00	SIA UNICREDIT LEASING	(a)
SIA UNICREDIT LEASING	RIGA	LATVIA	100.00		49.00	100.00		49.00	AS UNICREDIT BANK	(a)
					51.00			51.00	UNICREDIT LEASING SPA	(a)
SICILIA CONVENTION BUREAU SRL	CATANIA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SIGMA HOLDING INGATLANSZOLGALTATO KFT	BUDAPEST	HUNGARY	95.00		95.00	95.00		95.00	UNICREDIT BANK AUSTRIA AG	(a)
SIGMA LEASING GMBH	WIEN	AUSTRIA	99.80		99.40	100.00		99.60	CALG ANLAGEN LEASING GMBH	(a)
					0.40			0.40	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SIMON VERWALTUNGS-AKTIENGESELLSCHAFT I.L.	MUNICH	GERMANY	99.98		99.98	99.98		99.98	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
SINERA AG	ZURIGO	SWITZERLAND	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
SIRIUS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH	MUNICH	GERMANY	100.00		5.00	100.00		5.00	HVB PROJEKT GMBH	(a)
					95.00			95.00	SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG GMBH & CO. KG	COLONIA	GERMANY	25.00		25.00	25.00		25.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH & CO. VERWALTUNGS-KG	(a)
SK BV GRUNDSTUCKSENTWICKLUNG VERWALTUNG GMBH	COLONIA	GERMANY	50.00		50.00	50.00		50.00	BV GRUNDSTUCKSENTWICKLUNGS-GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
SOCIETÀ EDILIZIA PINETO-SEP SPA	ROME	ITALY	40.00		40.00	40.00		40.00	UNICREDIT CORPORATE BANKING SPA	(b)
SOCIETÀ AMMINISTRAZIONE IMMOBILI - S.A.IM. SPA IN LIQUIDAZIONE	ROME	ITALY	60.00		60.00	60.00		60.00	ASPRA FINANCE SPA	(a)
SOCIETÀ AREE INDUSTRIALI ED ARTIGIANALI - S.A.I.A. SPA	VERBANIA	ITALY	10.08	10.08		10.08	10.08		UNICREDIT SPA	(a)
SOCIETÀ DI GESTIONI ESATTORIALI IN SICILIA SO.G.E.SI. SPA IN LIQUIDAZIONE	PALERMO	ITALY	80.00		80.00	80.00		80.00	ASPRA FINANCE SPA	(a)
SOCIETÀ GESTIONE PER IL REALIZZO SPA IN LIQUIDAZIONE	ROME	ITALY	26.43		0.05	26.43		0.05	IRFIS - MEDIOCREDITO DELLA SICILIA SPA	(a)
				26.38			26.38		UNICREDIT SPA	(a)
SOCIETÀ ITALIANA DI MONITORAGGIO SPA	ROME	ITALY	12.89		12.89	12.89		12.89	UNICREDIT MERCHANT SPA	(a)
SOCIETÀ ITALIANA GESTIONE ED INCASSO CREDITI SPA IN LIQUIDAZIONE	ROME	ITALY	100.00		100.00	100.00		100.00	ASPRA FINANCE SPA	(a)
SOCIETA ITALIANA PER LE IMPRESE ALL ESTERO - SIMEST SPA	ROME	ITALY	12.81	12.81		12.81	12.81		UNICREDIT SPA	(a)
SOCIETÀ PER L'INGEGNERIA D'IMPRESA SPA	ROME	ITALY	12.65	12.65		12.65	12.65		UNICREDIT SPA	(a)
SOCIETA REGIONALE DI GARANZIA MARCHE SOC.COOP.A R.L.	ANCONA	ITALY	10.07	10.07		0.07	0.07		UNICREDIT SPA	(a)
SOFIGERE SOCIETE PAR ACTIONS SIMPLIFIEE	PARIS	FRANCE	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
SOLARIS VERWALTUNGSGESELLSCHAFT MBH & CO. VERMIETUNGS KG	MUNICH	GERMANY	94.90		94.90	94.90		94.90	ORESTOS IMMOBILIEN-VERWALTUNGS GMBH	(a)
SOLE-FELSEN-BAD WALDVIERTEL GMBH	GMUND	AUSTRIA	57.00		57.00	57.00		57.00	GRUNDERFONDS GMBH & CO KEG	(a)
SOLOS IMMOBILIEN- UND PROJEKTENTWICKLUNGS GMBH & CO. SIRIUS BETEILIGUNGS KG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
SOLWO GRUNDBESITZ GMBH	BERLIN	GERMANY	14.94		14.94	14.94		14.94	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
SONATA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		1.00	100.00		1.00	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					98.80			99.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
SOVAGRI SOC.CONSORTILE P.A. IN LIQUIDAZIONE	NAPLES	ITALY	16.00	16.00		16.00	16.00		UNICREDIT SPA	(a)
SP PROJEKTENTWICKLUNG SCHONEFELD GMBH & CO.KG	STUTTGART	GERMANY	50.00		50.00	-		-	UNICREDIT BANK AUSTRIA AG	(a)
SPARKASSEN-HAFTUNGS AKTIENGESELLSCHAFT	WIEN	AUSTRIA	28.26		28.26	28.26		28.26	UNICREDIT BANK AUSTRIA AG	(a)
SPECTRUM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
SPREE GALERIE HOTELBETRIEBSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	ARGENTAURUS IMMOBILIEN-VERMIETUNGS- UND VERWALTUNGS GMBH	(a)
SRQ FINANZPARTNER AG	BERLIN	GERMANY	81.61		81.61	81.61		81.61	DAB BANK AG	(a)
STADION CENTER EINKAUFS=ERRICHTUNGS GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BANK AUSTRIA REAL INVEST GMBH	(a)
STAR22 PLANUNGS - UND ERRICHTUNGS GMBH	WIEN	AUSTRIA	49.00		49.00	49.00		49.00	BANK AUSTRIA REAL INVEST GMBH	(a)
STARS GESCHAFTSFUHRUNGS- UND VERWALTUNGS-GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
STARS GMBH & CO. KGAA	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
STATUS VERMOGENSVERWALTUNG GMBH	SCHWERIN	GERMANY	100.00		100.00	100.00		100.00	BETEILIGUNGS-UND HANDELSGESELLSCHAFT IN HAMBURG MIT BESCHRANKTER HAFTUNG	(a)
STEWE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		24.00	100.00		24.00	PROJEKT-LEASE GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
					75.80			76.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
STEYBA GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
STRUCTURED INVEST SOCIETE ANONYME	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
STRUCTURED LEASE GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
STUDIENGESELLSCHAFT FUR ZUSAMMENARBEIT IM ZAHLUNGSVERKEHR (STUZZA) GMBH	WIEN	AUSTRIA	12.50		1.79	12.50		1.79	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					10.71			10.71	UNICREDIT BANK AUSTRIA AG	(a)
SUNTO	MILAN	ITALY	80.00		80.00	80.00		80.00	UNICREDIT CORPORATE BANKING SPA	(b)
SVILUPPI IMMOBILIARI PARMENSI SPA	PARMA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
SVILUPPO GLOBALE GEIE	ROME	ITALY	25.00	25.00		25.00	25.00		UNICREDIT SPA	(a)
SYNTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
T & P FRANKFURT DEVELOPMENT B.V.	AMSTERDAM	NETHERLANDS	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
T & P VASTGOED STUTTGART B.V.	AMSTERDAM	NETHERLANDS	87.50		87.50	87.50		87.50	HVB PROJEKT GMBH	(a)
TC PROJEKTVERWALTUNGSGES.M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-PRIMA PROJEKTVERWALTUNGS GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TC-QUINTA PROJEKTVERWALTUNGSGESELLCHAFT M.B.H.	(a)
TC-QUINTA IMMOBILIENERRICHTUNGSGESELLSCHAFT M.B.H	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	BANK AUSTRIA REAL INVEST IMMOBILIEN-KAPITALANLAGE GMBH	(a)
					100.00			100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TC-SECUNDA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TC-TERTIA PROJEKTVERWALTUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
TECHNOLOGIE- UND GRUNDERZENTRUM GERA GMBH	GERA	GERMANY	23.80		23.80	23.80		23.80	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
TELEDATA CONSULTING UND SYSTEMMANAGEMENT GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TERME TAURINE SPA	ROME	ITALY	24.35		24.35	24.35		24.35	UNICREDIT BANCA DI ROMA SPA	(b)
TERRA MAGNA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. ENTWICKLUNGS- UND FINANZIERUNGSVERMITTLUNGS-KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	HVB TECTA GMBH	(a)
TERRENO GRUNDSTUCKSVERWALTUNG GMBH & CO. OBJEKTGESELLSCHAFT GRILLPARZERSTRASSE KG	MUNICH	GERMANY	75.00		75.00	75.00		75.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
TERRONDA DEVELOPMENT B.V.	AMSTERDAM	NETHERLANDS	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
TERZ Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
TESI COSTRUZIONI SRL	BRESCIA	ITALY	65.22		65.22	65.22		65.22	UNICREDIT MEDIOCREDITO CENTRALE SPA	(b)
THE ST. MARGARETS LIMITED PARTNERSHIP	GEORGE TOWN	CAYMAN ISLANDS	20.90		20.90	20.90		20.90	HVB ASSET LEASING LIMITED	(a)
THE WILLIAMS CAPITAL GROUP, L. P.	NEW YORK	U.S.A.	17.05		17.05	-		-	HVB U.S. FINANCE INC.	(a)
THERME WIEN GES.M.B.H.	WIEN	AUSTRIA	15.00		15.00	15.00		15.00	UNICREDIT BANK AUSTRIA AG	(a)
THERME WIEN GMBH & CO KG	WIEN	AUSTRIA	15.00		15.00	-		-	UNICREDIT BANK AUSTRIA AG	(a)
THETA FUNF HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
THL EQUITY FUND VI INVESTORS (CERIDIAN), L.P.	BOSTON	U.S.A.	10.21		10.21	-		-	HVB CAPITAL PARTNERS AG	(a)
TIME TRUCKS LASTWAGEN- UND AUFLIEGER VERMIETUNGS- UND LEASINGGES.M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
TISHMAN SPEYER BERLIN FRIEDRICHSTRASSE KG I.L.	BERLIN	GERMANY	94.42		5.77	93.37		6.86	HVB PROJEKT GMBH	(a)
					88.65			86.51	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
TIVOLI GRUNDSTUCKS-AKTIENGESELLSCHAFT	MUNICH	GERMANY	99.67		99.67	99.67		99.67	PORTIA GRUNDSTUCKS-VERWALTUNGSGESELLSCHAFT MBH & CO. OBJEKT KG	(a)
TLX SPA (now EUROTLX SPA)	MILAN	ITALY	50.00	50.00		50.00	50.00		UNICREDIT SPA	(a)
TODIMO 2000 SPA	ROME	ITALY	100.00		3.33	100.00		3.33	UNICREDIT BANCA DI ROMA SPA	(b)
					96.67			96.67	UNICREDIT CORPORATE BANKING SPA	(b)
TORRE SGR SPA	ROME	ITALY	37.50		37.50	37.50		37.50	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	(a)
TP CO-INVESTMENT PARTNERS L.P.	WILMINGTON	CAYMAN ISLANDS	100.00		100.00	-		-	HVB CAPITAL PARTNERS AG	(a)
TRANSFER INDUSTRIES GMBH	WILDON	AUSTRIA	15.00		15.00	15.00		15.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
TRANSTERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		93.85	100.00		93.85	HVB IMMOBILIEN AG	(a)
					6.15			6.15	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
TREDEC Z IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H. U. C O. ARBEITERHEIM FAVO	WIEN	AUSTRIA	100.00		0.16	100.00		-	BANK AUSTRIA REAL INVEST GMBH	(a)
					99.84			100.00	TC PROJEKTVERWALTUNGSGES.M.B.H.	(a)
TREUCONSULT PROPERTY ALPHA GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TREUCONSULT PROPERTY BETA GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
TREVI FINANCE N. 2 SPA	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVI FINANCE N. 3 SRL	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVI FINANCE SPA	CONEGLIANO (TREVISO)	ITALY	60.00	60.00		60.00	60.00		UNICREDIT SPA	(a)
TREVITEX (IN FALLIMENTO)	MILAN	ITALY	44.49		44.49	44.49		44.49	UNICREDIT BANCA SPA	(b)
TRINITRADE VERMOGENSVERWALTUNGS-GESELLSCHAFT MIT BESCHRANKTER HAFTUNG	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
TRITERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
UBF MITTELSTANDSFINANZIERUNGS AG IN ABWICKLUNG	WIEN	AUSTRIA	24.10		24.10	24.10		24.10	UNICREDIT BANK AUSTRIA AG	(a)
UCL NEKRETNINE D.O.O. (formerly HVB LEASING CPB D.O.O.)	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		30.00	100.00		30.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					70.00			70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UFFICIUM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		5.00	100.00		5.00	KUTRA GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	(a)
					95.00			95.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UIB UNIVERSALE BAU HOLDING GESELLSCHAFT M.B.H.	BRANDENBURG	GERMANY	100.00		100.00	100.00		100.00	ISB UNIVERSALE BAU GMBH	(a)
UKRSOTSFINANCE JSC LIMITED	KIEV	UKRAINE	100.00		100.00	100.00		100.00	JOINT STOCK COMMERCIAL BANK FOR SOCIAL DEVELOPMENT UKRSOTSBANK	(a)
UNI GEBAUDEMANAGEMENT GMBH	LINZ	AUSTRIA	50.00		50.00	50.00		50.00	BA GVG-HOLDING GMBH	(a)
UNI IT SRL	LAVIS (TRENTO)	ITALY	51.00		51.00	51.00		51.00	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	(a)
UNICOM IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT LUXEMBOURG S.A.	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
UNICREDIT (CHINA) ADVISORY LIMITED	BEIJING	CHINA	100.00		100.00	100.00		100.00	UNICREDIT ADVISORY LIMITED	(a)
UNICREDIT (SUISSE) BANK SA	LUGANO	SWITZERLAND	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT (SUISSE) TRUST SA	LUGANO	SWITZERLAND	100.00		100.00	100.00		100.00	UNICREDIT (SUISSE) BANK SA	(a)
UNICREDIT (U.K.) TRUST SERVICES LTD	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT PRIVATE BANKING SPA	(a)
UNICREDIT ADVISORY LIMITED	HONG KONG	HONG KONG	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
UNICREDIT AUDIT (IRELAND) LTD	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT AUDIT SPA)	(a)
UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT AUDIT SPA)	MILAN	ITALY	100.00		0.01	100.00		0.01	ASPRA FINANCE SPA	(a)
					0.01			0.01	BANCO DI SICILIA SPA	(a)
					0.01			0.01	FAMILY CREDIT NETWORK SPA (formerly FINECO PRESTITI SRL)	(a)
					0.01			0.01	FINECO CREDIT SPA	(a)
					0.01			0.01	FINECOBANK SPA	(a)
					0.01			0.01	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	(a)
					0.01			0.01	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	(a)
					0.01			0.01	S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	(a)
					0.01			0.01	SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) SPA	(a)
					0.01			0.01	UNICREDIT BANCA DI ROMA SPA	(a)
					0.01			0.01	UNICREDIT BANCA SPA	(a)
					0.01			0.01	UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA (formerly UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL)	(a)
					0.01			0.01	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	(a)
					0.01			0.01	UNICREDIT CORPORATE BANKING SPA	(a)
					0.01			0.01	UNICREDIT FACTORING SPA	(a)
					0.01			0.01	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					0.01			0.01	UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI (formerly UNICREDIT GLOBAL INFORMATION SERVICES SPA)	(a)
					0.01			0.01	UNICREDIT MEDIOCREDITO CENTRALE SPA	(a)
					0.01			0.01	UNICREDIT PRIVATE BANKING SPA	(a)
					0.01			0.01	UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT REAL ESTATE SPA)	(a)
				99.80			99.80		UNICREDIT SPA	(a)
UNICREDIT AUTO LEASING E.O.O.D.	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING AD	(a)
UNICREDIT BANCA DI ROMA SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANCA SPA	BOLOGNA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA	MILAN	ITALY	100.00		0.01	100.00		0.01	BANCO DI SICILIA SPA	(a)
					0.01			0.01	FINECOBANK SPA	(a)
					0.01			0.01	UNICREDIT BANCA DI ROMA SPA	(a)
					0.01			0.01	UNICREDIT BANCA SPA	(a)
					0.01			0.01	UNICREDIT CORPORATE BANKING SPA	(a)
					0.01			0.01	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					0.01			0.01	UNICREDIT PRIVATE BANKING SPA	(a)
				99.93			99.93		UNICREDIT SPA	(a)
UNICREDIT BANK AD BANJA LUKA	BANJA LUKA	BOSNIA AND HERCEGOVINA	90.93		90.93	90.93		90.93	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT BANK AG (formerly BAYERISCHE HYPO- UND VEREINSBANK AG)	MUNICH	GERMANY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANK AUSTRIA AG	WIEN	AUSTRIA	99.99	99.99		99.99	99.99		UNICREDIT SPA	(a)
UNICREDIT BANK CZECH REPUBLIC A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT BANK DD	MOSTAR	BOSNIA AND HERCEGOVINA	93.33		24.40	93.25		24.29	UNICREDIT BANK AUSTRIA AG	(a)
					0.07			-	UNICREDIT BANK DD	(a*)
				3.27			3.27		UNICREDIT SPA	(a)
					65.59			65.69	ZAGREBACKA BANKA DD	(a)
UNICREDIT BANK HUNGARY ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT BANK IRELAND PLC	DUBLIN	IRELAND	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT BANK SERBIA JSC	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT BANK SLOVAKIA AS	BRATISLAVA	SLOVAKIA	99.03		99.03	99.03		99.03	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT BANKA SLOVENIJA D.D.	LJUBLJANA	SLOVENIA	99.99		99.99	99.99		99.99	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT BETEILIGUNGS GMBH (formerly HVB RATING ADVISORY GMBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
UNICREDIT BPC MORTGAGE SRL	VERONA	ITALY	60.00		60.00	60.00		60.00	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
UNICREDIT BROKER DOO SARAJEVO ZA BROKERSKE POSLOVE U OSIGURANJU	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT BROKER S.R.O.	BRATISLAVA	SLOVAKIA	100.00		19.68	100.00		19.68	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.32			80.32	UNICREDIT LEASING SLOVAKIA A.S.	(a)
UNICREDIT BULBANK AD	SOFIA	BULGARIA	92.11		92.10	92.11		92.10	UNICREDIT BANK AUSTRIA AG	(a)
				0.01			0.01		UNICREDIT SPA	(a)
UNICREDIT BUSINESS PARTNER GMBH (formerly BA-CA ADMINISTRATION SERVICES GMBH)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	(a)
UNICREDIT BUSINESS PARTNER S.R.O. (formerly BANKING TRANSACTION SERVICES S.R.O.)	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	COLOGNO MONZESE (MILAN)	ITALY	100.00		...	100.00		...	BANCO DI SICILIA SPA	(a)
					...			...	FINECOBANK SPA	(a)
					...			...	UNICREDIT BANCA DI ROMA SPA	(a)
					...			...	UNICREDIT BANCA SPA	(a)
					18.11			18.11	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
					28.81			28.81	UNICREDIT BANK AUSTRIA AG	(a)
					...			...	UNICREDIT CORPORATE BANKING SPA	(a)
					...			...	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					...			...	UNICREDIT MEDIOCREDITO CENTRALE SPA	(a)
					...			...	UNICREDIT PRIVATE BANKING SPA	(a)
					...			...	UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT REAL ESTATE SPA)	(a)
				53.07	...		53.07	...	UNICREDIT SPA	(a)
					...			...	UNIMANAGEMENT SRL	(a)
UNICREDIT CA IB BULGARIA EOOD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CA IB ROMANIA SRL	BUCHAREST	ROMANIA	100.00		99.98	100.00		99.98	UNICREDIT CAIB AG	(a)
					0.03			0.03	UNICREDIT CAIB SLOVAKIA, A.S.	(a)
UNICREDIT CA IB SECURITIES ROMANIA S.A.	BUCHAREST	ROMANIA	100.00		80.02	100.00		80.02	UNICREDIT CAIB AG	(a)
					19.98			19.98	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT CAIB AG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BA-CA MARKETS & INVESTMENT BETEILIGUNG GMBH	(a)
UNICREDIT CAIB CZECH REPUBLIC AS	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB HUNGARY LTD	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB INTERNATIONAL SP.Z.O.O.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB POLAND S.A.	(a)
UNICREDIT CAIB POLAND S.A.	WARSAW	POLAND	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SECURITIES UK LTD.	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SERBIA LTD BELGRADE	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SLOVAKIA, A.S.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB SLOVENIJA DOO	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAIB UK LTD. IN LIQUIDAZIONE	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT CAIB AG	(a)
UNICREDIT CAPITAL MARKETS INC.	NEW YORK	U.S.A.	100.00		100.00	100.00		100.00	HVB U.S. FINANCE INC.	(a)
UNICREDIT CONSUMER FINANCING AD	SOFIA	BULGARIA	100.00		49.90	100.00		49.90	UNICREDIT BULBANK AD	(a)
					50.10			50.10	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
UNICREDIT CONSUMER FINANCING IFN S.A.	BUCHAREST	ROMANIA	100.00		65.00	100.00		65.00	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					35.00			35.00	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT CORPORATE BANKING SPA	VERONA	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT CREDIT MANAGEMENT BANK SPA	VERONA	ITALY	100.00		2.19	100.00		-	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a*)
				97.81			100.00		UNICREDIT SPA	(a)
UNICREDIT CREDIT MANAGEMENT IMMOBILIARE SPA	ROME	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)
UNICREDIT DELAWARE INC	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT DIRECT SERVICES GMBH (formerly HVB DIREKT GESELLSCHAFT F DIREKTSERVICE UND DIREKTVERTRIEB MBH)	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
UNICREDIT FACTORING PENZUGYI SZOLGALTATO ZRT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT FACTORING EAD	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT BULBANK AD	(a)
UNICREDIT FACTORING SPA	MILAN	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(a)
UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	MILAN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT FLEET MANAGEMENT S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SLOVAKIA A.S.	(a)
UNICREDIT FUGGETLEN BIZTOSITASKOZVETITO KFT	BUDAPEST	HUNGARY	100.00		25.20	100.00		25.20	UNICREDIT BANK HUNGARY ZRT.	(a)
					74.80			74.80	UNICREDIT LEASING KFT	(a)
UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	EUROLEASE RAMSES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	(a)
UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI (formerly UNICREDIT GLOBAL INFORMATION SERVICES SPA)	MILAN	ITALY	100.00		...	100.00		...	BANCO DI SICILIA SPA	(a)
					...			...	FAMILY CREDIT NETWORK SPA (formerly FINECO PRESTITI SRL)	(a)
					...			...	FINECO CREDIT SPA	(a)
					...			...	FINECOBANK SPA	(a)
					...			...	PIONEER ALTERNATIVE INVESTMENT MANAGEMENT SGR PA	(a)
					...			...	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	(a)
					...			...	S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	(a)
					...			...	UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT AUDIT SPA)	(a)
					...			...	UNICREDIT BANCA DI ROMA SPA	(a)
					...			...	UNICREDIT BANCA SPA	(a)
					...			...	UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA (formerly UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL)	(a)
					24.72			24.72	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
					10.02			10.02	UNICREDIT BANK AUSTRIA AG	(a)
					...			...	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	(a)
					...			...	UNICREDIT CORPORATE BANKING SPA	(a)
					...			...	UNICREDIT FACTORING SPA	(a)
					...			...	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					...			...	UNICREDIT MEDIOCREDITO CENTRALE SPA	(a)
					...			...	UNICREDIT PRIVATE BANKING SPA	(a)
					...			...	UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT REAL ESTATE SPA)	(a)
				65.26	...		65.26	...	UNICREDIT SPA	(a)
					...			...	UNIMANAGEMENT SRL	(a)
UNICREDIT GLOBAL LEASING EXPORT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	(a)
UNICREDIT GLOBAL LEASING PARTICIPATION MANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT INGATLANLIZING ZRT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (Continued)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	% OF PARTICIPATION AT EQUITY DIRECT	% OF PARTICIPATION AT EQUITY INDIRECT	% OF VOTING RIGHTS TOTAL	% OF VOTING RIGHTS DIRECT	% OF VOTING RIGHTS INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT INSURANCE BROKER EOOD (formerly UNICREDIT INSURANCE BROKER OOD)	SOFIA	BULGARIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING AD	(a)
UNICREDIT INSURANCE BROKER SRL	BUCHAREST	ROMANIA	99.80		99.80	99.80		99.80	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	LUXEMBOURG	LUXEMBOURG	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT IRELAND FINANCIAL SERVICES LTD (IN LIQUIDAZIONE)	DUBLIN	IRELAND	100.00		100.00	100.00		100.00	UNICREDIT BANK IRELAND PLC	(a)
UNICREDIT JELZALOGBANK ZRT.	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT BANK HUNGARY ZRT.	(a)
UNICREDIT KFZ LEASING GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
UNICREDIT LEASING (AUSTRIA) GMBH	WIEN	AUSTRIA	99.98		99.98	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING AD	SOFIA	BULGARIA	100.00		40.22	100.00		40.22	HVB LEASING OOD	(a)
					24.37			24.37	UNICREDIT BULBANK AD	(a)
					10.05			10.05	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					25.36			25.36	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING AVIATION GMBH (formerly LFL LUFTFAHRZEUG LEASING GMBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
UNICREDIT LEASING BAUTRAGER GMBH (formerly BANK AUSTRIA CREDITANSTALT LEASING BAUTRAGER GMBH)	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING CORPORATION IFN S.A.	BUCHAREST	ROMANIA	100.00		80.00	100.00		80.00	UNICREDIT LEASING SPA	(a)
					20.00			20.00	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING CZ, A.S.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING D.O.O.	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING FINANCE GMBH (formerly HVB INVESTITIONSBANK GMBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
UNICREDIT LEASING FLEET MANAGEMENT SRL	BUCHAREST	ROMANIA	100.00		10.00	100.00		10.00	UNICREDIT GLOBAL LEASING EXPORT GMBH	(a)
					90.00			90.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING FUHRPARKMANAGEMENT GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
UNICREDIT LEASING HUNGARY ZRT	BUDAPEST	HUNGARY	100.00		3.57	100.00		3.57	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					96.43			96.43	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING IMMOTRUCK ZRT.	BUDAPEST	HUNGARY	100.00		30.00	100.00		30.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
					70.00			70.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING LUNA KFT	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING MARS KFT	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING REAL ESTATE S.R.O.	BRATISLAVA	SLOVAKIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING ROMANIA IFN S.A.	BUCHAREST	ROMANIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
					...			...	UNICREDIT TIRIAC BANK S.A.	(a)
UNICREDIT LEASING SPA	BOLOGNA	ITALY	100.00		31.01	100.00		31.01	UNICREDIT BANK AUSTRIA AG	(a)
				68.99			68.99		UNICREDIT SPA	(a)
UNICREDIT LEASING SLOVAKIA A.S.	BRATISLAVA	SLOVAKIA	100.00		19.90	100.00		19.90	UNICREDIT BANK SLOVAKIA AS	(a)
					8.80			8.80	UNICREDIT LEASING CZ, A.S.	(a)
					71.30			71.30	UNICREDIT LEASING SPA	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY			% OF VOTING RIGHTS			PARENT COMPANY	TYPE OF OWNERSHIP
			TOTAL	DIRECT	INDIRECT	TOTAL	DIRECT	INDIRECT		
UNICREDIT LEASING SRBIJA D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING TOB	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING URANUS KFT	BUDAPEST	HUNGARY	80.00		80.00	80.00		80.00	UNICREDIT LEASING SPA	(a)
UNICREDIT LEASING VERSICHERUNGSSERVICE GMBH & CO KG	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LEASING, LEASING, D.O.O.	LJUBLJANA	SLOVENIA	99.99		3.62	99.99		3.62	UNICREDIT BANKA SLOVENIJA D.D.	(a)
					96.37			96.37	UNICREDIT LEASING SPA	(a)
UNICREDIT LONDON INVESTMENTS LIMITED (formerly UNICREDIT FINANCE & INVESTMENTS LIMITED)	LONDON	UNITED KINGDOM	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
UNICREDIT LUNA LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT LUXEMBOURG FINANCE SA	LUXEMBOURG	LUXEMBOURG	100.00		100.00	100.00		100.00	UNICREDIT INTERNATIONAL BANK (LUXEMBOURG) SA	(a)
UNICREDIT MEDIOCREDITO CENTRALE SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT MERCHANT SPA	ROME	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT MOBILIEN LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
UNICREDIT PARTNER D.O.O	ZAGREB	CROATIA	100.00		20.00	100.00		20.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
					80.00			80.00	UNICREDIT LEASING CROATIA D.O.O. ZA LEASING	(a)
UNICREDIT PARTNER D.O.O BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	BA-CA LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT PARTNER LLC	KIEV	UKRAINE	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)
UNICREDIT PEGASUS LEASING GMBH	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	CALG IMMOBILIEN LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT POIJIST'OVACI MAKLERSKA SPOL. S R.O.	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNICREDIT LEASING CZ, A.S.	(a)
UNICREDIT POLARIS LEASING GMBH	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT PRIVATE BANKING SPA	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDIT REAL ESTATE ADVISORY SRL	VERONA	ITALY	51.00		51.00	51.00		51.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT REAL ESTATE SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT REAL ESTATE SPA)	GENOVA	ITALY	100.00		...	100.00		...	ASPRA FINANCE SPA	(a)
					...			...	BANCO DI SICILIA SPA	(a)
					...			...	FINECO CREDIT SPA	(a)
					...			...	FINECOBANK SPA	(a)
					...			...	PIONEER INVESTMENT MANAGEMENT SOC. DI GESTIONE DEL RISPARMIO PER AZ	(a)
					...			...	S+R INVESTIMENTI E GESTIONI (S.G.R.) SPA	(a)
					...			...	SOFIPA SOCIETÀ DI GESTIONE DEL RISPARMIO (SGR) SPA	(a)
					...			...	UNICREDIT AUDIT SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT AUDIT SPA)	(a)
					...			...	UNICREDIT BANCA DI ROMA SPA	(a)
					...			...	UNICREDIT BANCA SPA	(a)
					...			...	UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SOCIETÀ CONSORTILE A RESPONSABILITÀ LIMITATA (formerly UNICREDIT BANCASSURANCE MANAGEMENT & ADMINISTRATION SRL)	(a)
					...			...	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
					...			...	UNICREDIT BUSINESS PARTNER SOCIETÀ CONSORTILE PER AZIONI (formerly UNICREDIT BUSINESS PARTNER SOCIETA PER AZIONI)	(a)
					...			...	UNICREDIT CORPORATE BANKING SPA	(a)
					...			...	UNICREDIT FACTORING SPA	(a)
					...			...	UNICREDIT FAMILY FINANCING BANK SPA (formerly UNICREDIT CONSUMER FINANCING BANK SPA)	(a)
					...			...	UNICREDIT GLOBAL INFORMATION SERVICES SOCIETA CONSORTILE PER AZIONI (formerly UNICREDIT GLOBAL INFORMATION SERVICES SPA)	(a)
					...			...	UNICREDIT MEDIOCREDITO CENTRALE SPA	(a)
					...			...	UNICREDIT PRIVATE BANKING SPA	(a)
				100.00	...		100.00	...	UNICREDIT SPA	(a)
					...			...	UNIMANAGEMENT SRL	(a)
UNICREDIT RENT D.O.O. BEOGRAD	BEOGRAD	SERBIA	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT SECURITIES INTERNATIONAL LIMITED (formerly UNICREDIT ATON INTERNATIONAL LIMITED)	NICOSIA	CYPRUS	100.00		100.00	100.00		100.00	AI BETEILIGUNG GMBH	(a)
UNICREDIT TECHRENT LEASING GMBH	WIEN	AUSTRIA	100.00		99.00	100.00		99.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					1.00			1.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT TIRIAC BANK S.A.	BUCHAREST	ROMANIA	50.61		0.01	50.61		0.01	ARNO GRUNDSTUCKSVERWALTUNGS GESELLSCHAFT M.B.H.	(a)
					0.01			0.01	BANK AUSTRIA-CEE BETEILIGUNGS GMBH	(a)
					0.01			0.01	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					50.56			50.56	UNICREDIT BANK AUSTRIA AG	(a)
					0.01			0.01	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
					...			...	UNICREDIT LEASING ROMANIA IFN S.A.	(a)
UNICREDIT TURN-AROUND MANAGEMENT GMBH (formerly BANK AUSTRIA TRADE SERVICES GESELLSCHAFT M.B.H.)	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
UNICREDIT ZAVAROVALNO ZASTOPINSKA DRUZBA DOO	LJUBLJANA	SLOVENIA	100.00		100.00	100.00		100.00	UNICREDIT GLOBAL LEASING VERSICHERUNGSSERVICE GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
UNICREDIT ZEGA LEASING-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
UNICREDIT-LEASING HOMONNA INGATLNHASZNOSITO KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT-LEASING HOSPES KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT-LEASING MIDAS INGATLANHASZNOSITO KARLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
UNICREDIT-LEASING NEPTUNUS KFT	BUDAPEST	HUNGARY	96.35		96.35	96.35		96.35	UNICREDIT LEASING SPA	(a)
UNICREDIT-LEASING ORION INGATLANHASZNOSITO KORLATOLT FELELOSSEGU TARSASAG	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDIT-LEASING SATURNUS KFT	BUDAPEST	HUNGARY	100.00		100.00	100.00		100.00	UNICREDIT LEASING SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST I	NEWARK	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST II	NEWARK	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO CAPITAL TRUST III	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC III	(a)
UNICREDITO ITALIANO CAPITAL TRUST IV	NEWARK	U.S.A.	100.00		100.00	100.00		100.00	UNICREDITO ITALIANO FUNDING LLC IV	(a)
UNICREDITO ITALIANO FUNDING LLC I	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC II	DOVER	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC III	DELAWARE	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNICREDITO ITALIANO FUNDING LLC IV	DELAWARE	U.S.A.	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNIMANAGEMENT SRL	TURIN	ITALY	100.00	100.00		100.00	100.00		UNICREDIT SPA	(a)
UNITAS WOHNBAU GES.M.B.H.	WIEN	AUSTRIA	49.00		49.00	49.00		49.00	BANK AUSTRIA WOHNBAUBANK AG (formerly BANK AUSTRIA CREDITANSTALT WOHNBAUBANK AG)	(a)
UNIVERSALE BUCHHOLZ GBR	BERLIN	GERMANY	99.50		33.33	99.50		33.33	DRITTE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGES.M.B.H.	(a)
					66.17			66.17	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)
UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL POLAND SP.Z0.O.	WARSAW	POLAND	100.00		99.57	100.00		99.57	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					0.43			0.43	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNIVERSALE INTERNATIONAL PROJEKTSZERVEZESI KFT	BUDAPEST	HUNGARY	100.00		99.69	100.00		99.69	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
					0.31			0.31	UNIVERSALE INTERNATIONAL REALITATEN GMBH	(a)
UNIVERSALE INTERNATIONAL REALITATEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
UNIVERSALE INTERNATIONAL SPOL S.R.O., PRAG	PRAGUE	CZECH REPUBLIC	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL GESELLSCHAFT M.B.H.	(a)
UNO-EINKAUFSZENTRUM-VERMIETUNGSGESELLSCHAFT MBH	LEONDING	AUSTRIA	100.00		100.00	100.00		100.00	JOHA GEBAUDE-ERRICHTUNGS-UND VERMIETUNGSGESELLSCHAFT MBH	(a)
UNO-EINKAUFSZENTRUM-VERWALTUNGSGESELLSCHAFT MBH	LEONDING	AUSTRIA	100.00		100.00	100.00		100.00	TREUCONSULT BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
UPI POSLOVNI SISTEM DOO	SARAJEVO	BOSNIA AND HERCEGOVINA	69.43		48.80	69.43		48.80	UNICREDIT BANK DD	(a)
					20.63			20.63	ZANE BH DOO	(a)
US PROPERTY INVESTMENTS INC.	DALLAS	U.S.A.	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
US RETAIL INCOME FUND VII, L.P.	ATLANTA	U.S.A.	25.75		25.75	25.75		25.75	KELLER CROSSING L.P.	(a)
V. QUATTRO SPA	VENEZIA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CORPORATE BANKING SPA	(b)
V.A. HOLDING GMBH	WIEN	AUSTRIA	39.00		39.00	39.00		39.00	EK MITTELSTANDSFINANZIERUNGS AG	(a)
V.M.G. VERMIETUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
VANDERBILT CAPITAL ADVISORS LLC	WILMINGTON	U.S.A.	100.00		100.00	100.00		100.00	PIONEER INSTITUTIONAL ASSET MANAGEMENT INC	(a)
VAPE COMMUNA LEASINGGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		74.80	100.00		75.00	BETEILIGUNGSVERWALTUNGSGESELLSCHAFT DER BANK AUSTRIA CREDITANSTALT LEASING GMBH	(a)
					25.00			25.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
VBII INDUSTRIE UND IMMOBILIEN GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	M.A.I.L. FINANZBERATUNG GESELLSCHAFT M.B.H.	(a)
VBV-BETRIEBLICHE ALTERSVORSORGE AG	WIEN	AUSTRIA	13.48		13.48	13.48		13.48	UNICREDIT BANK AUSTRIA AG	(a)
VBW BAUEN UND WOHNEN GMBH	BOCHUM	GERMANY	10.06		10.06	10.06		10.06	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
VCI VOLTA CENTER IMMOBILIENVERWALTUNGS GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB PROJEKT GMBH	(a)
VENETO SVILUPPO SPA	VENEZIA	ITALY	15.30		15.30	15.30		15.30	UNICREDIT CORPORATE BANKING SPA	(a)
VERBA VERWALTUNGSGESELLSCHAFT MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
VEREINSBANK LEASING INTERNATIONAL VERWALTUNGSGESELLSCHAFT MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT LEASING GMBH (formerly HVB LEASING GMBH)	(a)
VEREINWEST OVERSEAS FINANCE (JERSEY) LIMITED	ST. HELIER	JERSEY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
VERWALTUNGSGESELLSCHAFT KATHARINENHOF MBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
VETEX SPA	SALERNO	ITALY	80.00		80.00	80.00		80.00	UNICREDIT BANCA DI ROMA SPA	(b)
VIENNA DC BAUTRAGER GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
VIENNA DC BUROVERMIETUNG UND VERANSTALTUNGEN GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 1 LIEGENSCHAFTSBESITS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 2 LIEGENSCHSFTBESITS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VIENNA DC TOWER 3 LIEGENSCHAFTSBESITZ GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED DONAU- CITY GMBH	(a)
VINALCOOL SPA	ASSEMINI (CAGLIARI)	ITALY	80.17		80.17	80.17		80.17	UNICREDIT BANCA DI ROMA SPA	(b)
VINTNERS LONDON INVESTMENTS (NILE) LIMITED	GEORGE TOWN	CAYMAN ISLANDS	100.00		100.00	100.00		100.00	HVB INVESTMENTS (UK) LIMITED	(a)
VIRGINIA	MODENA	ITALY	58.94		58.94	58.94		58.94	UNICREDIT BANCA SPA	(b)
VIVATERRA GESELLSCHAFT FUR IMMOBILIENVERWALTUNG MBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	HVB IMMOBILIEN AG	(a)
VOTIV VERSICHERUNGSVERMITTLUNGS-GESMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA CREDITANSTALT VERSICHERUNGSDIENST GMBH	(a)
VUWB INVESTMENTS INC.	ATLANTA	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
VV IMMOBILIEN GMBH & CO. GB KG	DUSSELDORF	GERMANY	13.64		13.64	13.64		13.64	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
VWP FACILITY MANAGEMENT GESELLSCHAFT M.B.H.	GOTZIS	AUSTRIA	100.00		100.00	100.00		100.00	BANK AUSTRIA REAL INVEST GMBH	(a)
WBT WOHNPARK MARKHOFGASSE VERMIETUNGS-GMBH	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	M.A.I.L. BETEILIGUNGSMANAGEMENT GESELLSCHAFT M.B.H.	(a)
WCG-NSL HOLDING LLC	NEW YORK	U.S.A.	22.14		22.14	-		-	HVB U.S. FINANCE INC.	(a)
WCREM CANADIAN INVESTMENTS INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WCREM CANADIAN MANAGEMENT INC.	TORONTO	CANADA	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL INVESTMENT INC.	NEW CASTLE	U.S.A.	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTH CAPITAL MANAGEMENT INC.	NEW CASTLE	U.S.A.	100.00		100.00	100.00		100.00	WEALTH CAPITAL INVESTMENT INC.	(a)
WEALTH MANAGEMENT CAPITAL HOLDING GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
WEALTHCAP 10/11 BLOCKER GMBH	HAMBURG	GERMANY	50.00		50.00	50.00		50.00	WEALTHCAP PRIVATE EQUITY 10 GMBH &CO. KG	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
WEALTHCAP GEOTHERMIE 1 GMBH & CO. KG	GRUNWALD	GERMANY	100.00		100.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			50.00	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
WEALTHCAP IMMOBILIENFONDS DEUTSCHLAND 31 GMBH & CO. KG (formerly H.F.S. IMMOBILIENFONDS GMBH & CO. EUROPA 5 KG)	MUNICH	GERMANY	50.00		1.00	75.00		1.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			25.00	WEALTHCAP REAL ESTATE KOMPLEMENTAR GMBH	(a)
					49.00			49.00	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
WEALTHCAP IMMOBILIENFONDS DEUTSCHLAND 32 GMBH & CO. KG	MUNICH	GERMANY	100.00		2.00	100.00		33.33	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			33.33	WEALTHCAP REAL ESTATE KOMPLEMENTAR GMBH	(a)
					98.00			33.33	WEALTHCAP REAL ESTATE MANAGEMENT GMBH	(a)
WEALTHCAP INITIATOREN GMBH (formerly BLUE CAPITAL GMBH)	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
WEALTHCAP INVESTORENBETREUUNG GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP PEIA KOMPLEMENTAR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP PEIA MANAGEMENT GMBH	MUNICH	GERMANY	100.00		6.00	100.00		6.00	UNICREDIT BANK AG (formerly BAYERISCHE HYPO-UND VEREINSBANK AG)	(a)
					94.00			94.00	WEALTH MANAGEMENT CAPITAL HOLDING GMBH	(a)
WEALTHCAP PEIA SEKUNDAR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP PHOTOVOLTAIK 1 GMBH & CO. KG	GRUNWALD	GERMANY	100.00		100.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			50.00	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
WEALTHCAP PHOTOVOLTAIK 2 GMBH & CO. KG	GRUNWALD	GERMANY	100.00		100.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			50.00	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
WEALTHCAP PRIVATE EQUITY 10 GMBH &CO. KG	HAMBURG	GERMANY	53.63		...	53.75		0.04	BLUE CAPITAL FONDS GMBH	(a)
					53.63			53.63	H.F.S. IMMOBILIENFONDS DEUTSCHLAND 19 GMBH & CO. KG	(a)
					0.00			0.04	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					...			0.04	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
WEALTHCAP PRIVATE EQUITY 12 GMBH & CO.KG	GRUNWALD	GERMANY	100.00		50.00	100.00		33.33	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			33.33	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
					50.00			33.33	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP PRIVATE EQUITY GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP PRIVATE EQUITY SEKUNDAR GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL EQUITY GMBH	(a)
WEALTHCAP REAL ESTATE KOMPLEMENTAR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP REAL ESTATE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP REAL ESTATE SEKUNDAR GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	H.F.S. HYPO-FONDSBETEILIGUNGEN FUR SACHWERTE GMBH	(a)
WEALTHCAP STIFTUNGSTREUHAND GMBH	HAMBURG	GERMANY	100.00		100.00	100.00		100.00	BLUE CAPITAL FONDS GMBH	(a)
WEALTHCAP US LIFE DRITTE MANAGEMENT GMBH	MUNICH	GERMANY	100.00		100.00	100.00		100.00	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP ZWEITMARKT 3 BASIS GMBH & CO.KG	GRUNWALD	GERMANY	100.00		50.00	100.00		33.33	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			33.33	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)
					50.00			33.33	WEALTHCAP PEIA MANAGEMENT GMBH	(a)
WEALTHCAP ZWEITMARKT 3 PLUS GMBH & CO. KG	GRUNWALD	GERMANY	100.00		100.00	100.00		50.00	WEALTHCAP INVESTORENBETREUUNG GMBH	(a)
					-			50.00	WEALTHCAP PEIA KOMPLEMENTAR GMBH	(a)

Statement of significant equity investments pursuant to art. 125 of Consob Regulation n. 11971 dated May 14, 1999 (**) (CONTINUED)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
WED DONAU- CITY GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	(a)
WED HOLDING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	48.06		48.06	48.06		48.06	UNICREDIT BANK AUSTRIA AG	(a)
WED WIENER ENTWICKLUNGSGESELLSCHAFT FUR DEN DONAURAUM AKTIENGESELLSCHAFT	WIEN	AUSTRIA	100.00		38.00	100.00		38.00	UNICREDIT BANK AUSTRIA AG	(a)
					62.00			62.00	WED HOLDING GESELLSCHAFT M.B.H.	(a)
WERTWEISER GMBH	MUNICH	GERMANY	50.00		50.00	50.00		50.00	HVB EXPERTISE GMBH	(a)
WIEN MITTE IMMOBILIEN GMBH	WIEN	AUSTRIA	50.00		50.00	50.00		50.00	BA-CA WIEN MITTE HOLDING GMBH	(a)
WIENER BORSE AG	WIEN	AUSTRIA	13.77		0.56	13.77		0.56	SCHOELLERBANK AKTIENGESELLSCHAFT	(a)
					13.21			13.21	UNICREDIT BANK AUSTRIA AG	(a)
WIENER KREDITBURGSCHAFTSGESELLSCHAFT M.B.H.	WIEN	AUSTRIA	24.49		24.49	24.49		24.49	UNICREDIT BANK AUSTRIA AG	(a)
WIRTSCHAFTS- UND DIENSTLEISTUNGSPARK STADTGUT STEYR GMBH	STEYR	AUSTRIA	12.43		12.43	12.43		12.43	UNICREDIT BANK AUSTRIA AG	(a)
WIRTSCHAFTSVEREIN DER MITARBEITERINNEN DER BANK AUSTRIA CREDITANSTALT, REG.GEN.M.B.H.	WIEN	AUSTRIA	54.66		54.66	54.66		54.66	UNICREDIT BANK AUSTRIA AG	(a)
WOM GRUNDSTUCKSVERWALTUNGS-GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
XELION DORADCY FINANSOWI SP. ZOO	WARSAW	POLAND	100.00		50.00	100.00		50.00	BANK PEKAO SA	(a)
				50.00			50.00		UNICREDIT SPA	(a)
Z LEASING ALFA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING ARKTUR IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING AURIGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING CORVUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING DORADO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	CALG GRUNDSTUCKVERWALTUNG GMBH	(a)
Z LEASING DRACO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING GAMA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING GEMINI IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING HEBE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GEBAUDELEASING GRUNDSTUCKSVERWALTUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING HERCULES IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING IPSILON IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING ITA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING JANUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING KALLISTO IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING KAPA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING LYRA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	GALA GRUNDSTUCKVERWALTUNG GESELLSCHAFT M.B.H.	(a)
Z LEASING NEREIDE IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING OMEGA IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)

NAME	MAIN OFFICE		% OF PARTICIPATION AT EQUITY TOTAL	DIRECT	INDIRECT	% OF VOTING RIGHTS TOTAL	DIRECT	INDIRECT	PARENT COMPANY	TYPE OF OWNERSHIP
Z LEASING PERSEUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT GARAGEN ERRICHTUNG UND VERWERTUNG GMBH	(a)
Z LEASING POLLUX IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG	(a)
Z LEASING RIGEL IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG	(a)
Z LEASING SCORPIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING SIRIUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	99.80		99.80	UNICREDIT BANK AUSTRIA AG	(a)
Z LEASING TAURUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	BA EUROLEASE BETEILIGUNGSGESELLSCHAFT M.B.H.	(a)
Z LEASING VENUS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
Z LEASING VOLANS IMMOBILIEN LEASING GESELLSCHAFT M.B.H.	WIEN	AUSTRIA	99.80		99.80	100.00		100.00	UNICREDIT LEASING (AUSTRIA) GMBH	(a)
ZABA TURIZAM DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREB NEKRETNINE DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZAGREBACKA BANKA DD	ZAGREB	CROATIA	84.29		84.21	84.21		84.21	UNICREDIT BANK AUSTRIA AG	(a)
					0.08			-	ZAGREBACKA BANKA DD	(a*)
ZANE BH DOO	SARAJEVO	BOSNIA AND HERCEGOVINA	100.00		100.00	100.00		100.00	ZAGREB NEKRETNINE DOO	(a)
ZAO IMB-LEASING	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO IMB-REAL ESTATE	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	ZAO UNICREDIT BANK	(a)
ZAO LOCAT LEASING RUSSIA	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	OOO UNICREDIT LEASING	(a)
ZAO UNICREDIT BANK	MOSCOW	RUSSIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
ZB INVEST DOO	ZAGREB	CROATIA	100.00		100.00	100.00		100.00	ZAGREBACKA BANKA DD	(a)
ZETA FUNF HANDELS GMBH	WIEN	AUSTRIA	100.00		100.00	100.00		100.00	UNICREDIT BANK AUSTRIA AG	(a)
ZUGLIA IN LIQUIDAZIONE	VICENZA	ITALY	100.00		100.00	100.00		100.00	UNICREDIT CREDIT MANAGEMENT BANK SPA	(b)
ZWEITE UNIPRO IMMOBILIEN-PROJEKTIERUNGSGESELLSCHAFT M.B.H.	BERLIN	GERMANY	100.00		100.00	100.00		100.00	UNIVERSALE INTERNATIONAL PROJEKTMANAGEMENT GMBH	(a)

(a) Investments, banking and trading book. (*): No voting right ex lege.

(b) Pledge.

(**) Some Companies, listed in the consolidation area of the Notes to the Consolidated Accounts (Type of ownership 4 and note n. 3: fully consolidated companies pursuant to SIC 12) are not included in the list since the Group does not hold a significant stake.

Definition of Terms and Acronyms

ABCP Conduits - Asset Backed Commercial Paper Conduits
Asset Backed Commercial Paper Conduits are a type of "SPV - Special Purpose Vehicle" (q.v.) set up to securitize various types of assets and financed by Commercial Paper (q.v.).

Commercial Paper generally matures in 270 days, with payment of principal and interest depending on the cash flow generated by the underlying assets.

ABCP Conduits may be single-sellers or multi-sellers according to the number of issues they make. Conduits generally require several SPVs. The first-level vehicles issue the Commercial Paper and finance one or more second-level vehicles or Purchase Companies (q.v.) which purchase the assets to be securitized.

An ABCP Conduit will have the following:
- issues of short-term paper creating a maturity mismatch between the assets held and the paper issued;
- liquidity lines covering the maturity mismatch; and
- security covering default risk in respect of both specific assets and the entire program.

ABS - Asset Backed Securities
Debt securities, generally issued by a "SPV - Special Purpose Vehicle" (q.v.) guaranteed by assets of various types such as mortgage loans, consumer credits, credit card receivables, etc. Principal and interest payments are subject to the performance of the securitized assets and the existence of any further security guaranteeing the bond. ABSs are divided into tranches (senior, mezzanine and junior) according to the priority with which principal and interest will be paid.

Absorbed capital
Absorbed capital is the capital required to cover business risks. It is the higher between the regulatory capital (which is obtained by multiplying risk-weighted assets by the target core tier 1 ratio) and the internal capital, which represents the total amount of capital the entire Group sets aside as a buffer against potential losses and needs to support its business activities and all positions held. Internal capital is the sum of the aggregated economic capital and a cushion that considers the effects of the cycle and model risk.

Acquisition Finance
Finance for business acquisition operations. The most common form of Acquisition Finance is the leveraged buy-out (see Leveraged Finance).

Affluent
Banking customer segment whose available assets for investment are regarded as moderate to high.

ALM - Asset & Liability Management
Integrated management of assets and liabilities, designed to allocate resources in such a manner as to optimize the risk/return ratio.

ALT-A (residential mortgages)
Mortgages whose borrowers, while not subject to the significant repayment problems of those described as Subprime (q.v.), have a risk profile with high loan-to-value and installment-to-income ratios or incomplete documentation of the debtor's income.

Alternative investment
Alternative investments cover a wide range of forms of investment, including investments in Private Equity (q.v.) and Hedge Funds (q.v.).

Asset allocation
Decisions to invest in markets, geographical areas, sectors or products.

Asset management
Activities of management of the financial investments of third parties.

ATM - Automated Teller Machine
Automated machine that allows customers to carry out operations such as withdrawing cash, paying in cash or checks, requesting account information, paying utility bills, topping up mobile phone credits, etc.
The customer activates the terminal by inserting a smart card and entering his/her Personal Identification Number.

Audit
Process of controlling a company's activities and accounting, carried out either by an internal body (internal audit) or by an external firm of auditors (external audit).

Banking book
Used in relation to financial instruments, particularly securities, this term identifies the portion of such portfolios intended for "proprietary" activities.

Basel 2
New international capital agreement redefining the guidelines for determining the minimum capital requirements for banks.
The new prudential regulations, which came into force in Italy in 2008, are based on three pillars.
- **Pillar 1:** while the objective of a level of capitalization equivalent to 8% of the risk-weighted exposures remains unchanged, a new set of rules has been defined for measuring the typical risks associated with banking and financial activities (credit risk, counterparty risk, market risk and operating risk) which provides for alternative calculation methods characterized by different levels of complexity, with the ability to use internally developed models subject to prior authorization by the Regulatory Authority;
- **Pillar 2:** this requires the banks to have processes and tools for determining the adequate level of total internal capital (Internal Capital Adequacy Assessment Process - ICAAP) for covering all types of risk, including risks other than those covered by the overall capital requirement (Pillar 1), within the framework of an evaluation of current and future exposure that takes account of strategies and of changes in the reference context. It is the Regulatory Authority's task to examine the ICAAP process, formulate an overall judgment and, where necessary, apply the appropriate corrective measures;
- **Pillar 3:** this introduces obligations to publish information concerning capital adequacy, exposure to risks, and the general characteristics of the systems used for identifying, measuring and managing those risks.

Best practice
Behavior commensurate with the most significant experience and/or the best level of knowledge achieved in relation to a given technical or professional field.

Budget
Statement forecasting the future costs and revenues of a business.

CBO - Collateralized Bond Obligations
CDO - Collateralized Debt Obligations (q.v.) with bonds as underlyings.

CCF - Credit Conversion Factor
Ratio between (a) the unused portion of the line of credit that it is estimated may be used in the event of default and (b) the portion currently unused.

CDO - Collateralized Debt Obligations
Bonds issued by a vehicle with loans, bonds, ABS - Asset Backed Securities (q.v.) or other CDOs as underlyings. CDOs make it possible to derecognize assets in the bank's balance sheet and also to arbitrage the differences in yield between the securitized assets and the bonds issued by the vehicle.

CDOs may be funded if the vehicle legally acquires title to the assets or unfunded if the vehicle acquires the underlying risk by means of a CDS - Credit Default Swap (q.v.) or similar security.

These bonds may be further subdivided as follows:
- **CDOs of ABSs**, which in turn have tranches of ABSs as underlyings
- **Commercial Real Estate CDOs (CRE CDOs)**, with commercial property loans as underlyings
- **Balance Sheet CDOs** which enable the Originator (q.v.), usually a bank, to transfer its credit risk to outside investors, and, where possible under local law and supervisory regulations, to derecognize the assets from its balance sheet
- **Market Value CDOs** whereby payments of interest and principal are made not only out of cash flow from the underlying assets, but also by trading the instruments. The performance of the notes issued by the vehicle thus depends not only on the credit risk, but also on the market value of the underlyings
- **Preferred Stock CDOs** with hybrid debt/equity instruments or Preference shares (q.v.) issued by financial institutions
- **Synthetic Arbitrage CDOs** which arbitrage the differences in yield between the securitized assets acquired synthetically by means of derivatives and the bonds issued by the vehicle.

CDS - Credit Default Swap
A derivative in which a seller of protection engages, for a fee, to pay the buyer of protection a fixed amount should a certain event indicating a deterioration of the creditworthiness of a reference entity occur.

CGU - Cash Generating Unit
A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

CLO - Collateralized Loan Obligations
CDO - Collateralized Debt Obligations (q.v.) with loans made by authorized lenders such as commercial banks as underlyings.

CMBS - Commercial Mortgage Backed Securities
ABS - Asset Backed Securities (q.v.) with commercial mortgages as underlyings.

Definition of Terms and Acronyms (Continued)

Commercial Paper
Short-term securities issued to raise funds from third-party subscribers as an alternative to other forms of debt.

Consumer ABS
ABS (q.v.) in which the collateral consists of consumer credits.

Core Tier 1 Capital
Tier 1 Capital (q.v.), net of hybrid instruments. It is the bank's tangible capital.

Core Tier 1 Capital Ratio
Indicates ratio between the bank's Core Tier 1 Capital and its risk-weighted assets (see the Glossary entry "RWA").

Corporate
Customer segment consisting of medium to large businesses.

Cost/Income Ratio
The ratio between operating expenses and operating income. It is one of the main key performance indicators of the bank's efficiency: the lower the ratio, the more efficient the bank.

Cost of risk
The ratio between loan loss provisions and loans and receivables with customers. It is one of the indicators of the bank assets' level of risk: the lower the ratio, the less risky the bank assets.

Covenant
A loan agreement clause whereby the lender is entitled to restructure or call in the loan on occurrence of the events specified in the clause, which ties changes in the borrower's profits and financial situation to events of default or restructuring (modifying e.g. the repayment schedule or the interest rate charged).

Covered bond
A bond which, as well as being guaranteed by the issuing bank, may also be covered by a portfolio of mortgages or other high-quality loans transferred, to this end, to a suitable SPV - Special Purpose Vehicle (q.v.).

Credit risk
The risk that an unexpected change in the creditworthiness of a counterparty, the value of the guarantees provided by it or the margins used by it in the event of insolvency might produce an unexpected change in the value of the bank's credit position.

Default
A party's declared inability to honor its debts and/or the payment of the associated interest.

Deteriorated credits
Credits are subjected to periodic examination in order to identify those which, following events occurring after their entry in the accounts (at the market value, normally equal to the disbursed amount including the transaction costs and revenues directly attributable to the provision of the credit), show objective signs of a possible loss of value. This category includes credits that have been classed as bad, doubtful, restructured or overdue, in accordance with the Banca d'Italia rules consistent with IAS/IFRS (q.v.).

Duration
This is generally calculated as the weighted average of the maturities for payment of the interest and capital associated with a bond, and represents an indicator of the interest rate risk to which a security or a bond portfolio is subject.

EAD - Exposure at Default
Relating to the on-balance and off-balance sheet positions, EAD is defined as the estimation of the future value of an exposure at the time of the debtor's default. Only banks that meet the requirements for adopting the IRB - Internal Rating Based (q.v.) advanced approach are allowed to estimate EAD (q.v.). Other banks are required to refer to regulatory estimations.

Economic capital
Capital level that is required to cover the bank's losses that may occur with at a time horizon of one year and a certain probability or confidence level. Economic Capital is a measure of the variability of the Expected Loss of the portfolio and depends on the degree of diversification of the portfolio itself.

EPS - Earnings Per Share
An indicator of a company's profitability calculated as: Net Profit divided by Average total outstanding shares (excluding treasury shares).

EVA - Economic Value Added
Expresses the ability to create value in monetary terms. EVA is equal to the difference between the Net Operating Profit After Tax NOPAT - Net Operating Profit After Tax (q.v.) and the cost of the invested capital.

Factoring
Contract for the sale without recourse (with credit risk borne by the buyer) or with recourse (with credit risk borne by the seller) of commercial credits to banks or specialist companies, for the purposes of management and collection. May be associated with financing in favor of the seller.

Fair value
The sum for which, in a freely competitive market, an item can be exchanged or a liability extinguished between aware and independent parties.

FINREP
Document issued by the Committee of European Banking Supervisors (CEBS). The Committee gives advice to the European Commission on policy and regulatory issues related to banking supervision; it also promotes cooperation and convergence of supervisory practice across the European Union. The objective of FINREP is to provide guidelines for implementation of the consolidated Financial Reporting framework for supervisory purposes; it is based on International Financial Reporting Standards (IFRSs).

Forwards
Forward contracts on interest rates, exchange rates or share indices, generally traded on "OTC - Over-the-Counter" (q.v.) markets, in which the conditions are fixed when the contract is agreed but execution will take place at a predetermined future date, by means of the collection or payment of differentials calculated with reference to various parameters according to the subject of the contract.

FRA - Forward Rate Agreement
Contract whereby the parties agree to receive (pay) at maturity the difference between the value calculated by applying a predetermined interest rate to the transaction amount and the value obtained on the basis of the level reached by a reference rate preselected by the parties.

FTE - Full Time Equivalent
The number of a company's full-time employees. Part-time employees are considered on a pro-rata temporis basis.

Funding
Provision, in various forms, of the funds necessary to finance business activities or particular financial transactions.

Futures
Standardized contracts whereby the parties undertake to exchange money, transferable securities or goods at a preset price at a future date. These contracts are traded on regulated markets, where their execution is guaranteed.

Goodwill
The additional sum paid for the acquisition of an equity interest, equal to the difference between the cost and the corresponding share of net assets, for the portion not attributable to the identifiable assets of the acquired company.

Hedge Fund
Speculative mutual investment fund adopting hedging techniques which generally are not used by ordinary mutual funds, in order to deliver a constant performance, which is only hardly linked to reference markets. Hedge Funds are distinguished by a limited number of partners and require a high minimum level of investment.

IAS/IFRS
International accounting standards issued by the International Accounting Standard Board (IASB), a private international body established in April 2001, involving representatives of the accounting professions of the principal countries and, as observers, the European Union, IOSCO (International Organization of Securities Commissions) and the Basel Committee. This body is the successor of the International Accounting Standards Committee (IASC), set up in 1973 to promote harmonization of the rules for the preparation of company accounts. When the IASC became the IASB, it was decided, among other things, to name the new accounting principles "International Financial Reporting Standards" (IFRS).
At international level, work is currently underway to harmonize the IAS/IFRS with the US GAAP - United States Generally Accepted Accounting Principles (q.v.).

ICAAP - Internal Capital Adequacy Assessment Process
See "Basel 2 - Pillar 2".

Impairment
Within the framework of the IAS/IFRS (q.v.), this refers to the loss of value of a balance sheet asset, recorded when the balance sheet value is greater than the recoverable value, i.e. the sum that can be obtained by selling or using the asset.

Definition of Terms and Acronyms (Continued)

Index linked
Policies whose performance at maturity depends on a benchmark parameter that may be a share index, a basket of securities or another indicator.

Investment banking
Banking segment devoted to the subscription and placement of newly issued securities, as well as the trading of financial instruments.

Investor
Any entity other than the Sponsor (q.v.) or Originator (q.v.) with exposure to a securitization.

IRB - Internal Rating Based
Method for determining the capital needed to cover credit risk within the framework of Pillar 1 of Basel 2 (q.v.). The rules are applied to the exposures of the banking portfolio. Furthermore, in the IRB methods the risk weightings of the assets are determined on the basis of the bank's own internal evaluations of the debtors (or, in some cases, of the transactions). Using systems based on internal ratings, the banks determine the weighted risk exposure. The IRB methods consist of a basic method and an advanced method, which differ in terms of the risk parameters that the bank must estimate: in the basic method, the banks use their own estimates for "PD - Probability of Default" and the regulatory values for the other risk parameters; in the advanced method, the banks use their own estimates for " PD - Probability of Default ", "LGD - Loss Given Default", "CCF - Credit Conversion Factors" and, where provided for, "M - Maturity" (q.v.). The use of IRB methods for the calculation of capital requirements is subject to authorization from Banca d'Italia.

IRS - Interest Rate Swap
See "Swap".

Joint venture
Agreement between two or more companies for the conduct of a given economic activity, usually through the constitution of a joint stock company.

Junior, Mezzanine and Senior exposures
In a securitization transaction, the exposures may be classified as follows:
- **junior** exposures are the last to be repaid, and consequently absorb the first loss produced by the securitization transaction;
- **mezzanine** exposures are those with medium repayment priority, between senior and junior;
- **senior** exposures are the first to be repaid.

Ke
The cost of equity is the minimum return on investment required by the shareholder. It is the sum of a risk-free rate and an additional spread remunerating the shareholder for the credit risk and the volatility of the share price. The cost of capital is based on medium-long term averages of market parameters.

Lead Arranger
The bank responsible for arranging a securitization. The arranger's duties include checking the quality and quantity of the assets to be securitized, conducting relations with rating agencies, drawing up the prospectus and dealing with accounting and legal problems.

Leasing
Contract whereby one party (the lessor) grants to another party (the lessee) for a given period of time the enjoyment of an asset purchased or built by the lessor at the choice and on the instructions of the lessee, with the latter having the option of acquiring ownership of the asset under predetermined conditions at the end of the leasing contract.

Leveraged Finance
Loans provided mainly to Private Equity funds in order to finance the acquisition of a company through a financial transaction based on the cash flow generation capacity of such target company. This can result in a higher level of debt and therefore a higher level of risk. Leveraged finance may be syndicated.

LGD - Loss Given Default
Expected value (which may be conditional upon adverse scenarios) of the ratio, expressed as a percentage, between the loss giving rise to the default and the amount of exposure at the time of the default ("EAD - Exposure At Default", q.v.).

Liquidity risk
The risk of the company being unable to meet its payment commitments due to the inability to mobilize assets or obtain adequate funding from the market (funding liquidity risk) or due to the difficulty/impossibility of easily liquidating positions in financial assets without significantly and unfavorably affecting the price because of insufficient depth or temporary malfunction of the financial market (market liquidity risk).

Mark-up
Positive differential with respect to a benchmark index, generally an interbank rate, applied to the lending rate offered to customers.

Market risk
The effect that changes in market variables might have on the economic value of the Group's portfolio, where this includes both the assets held in the trading book and those entered in the banking book, or the operations connected with the characteristic management of the commercial bank and its strategic investment choices.

M - Maturity
The average, for a given exposure, of the residual contractual maturities, each weighted for the relevant amount.

Medium Term Note
Bond with a maturity of between 5 and 10 years.

Merchant banking
This term covers activities such as the subscription of securities - shares or debt instruments - by corporate customers for subsequent placement on the market, the taking of more permanent equity interests but always with a view to subsequent disposal, and the conduct of business consultancy activities for the purposes of mergers and acquisitions or restructurings.

Monoline Insurers
Insurance companies that insure only one kind of risk. Against payment of premium they guarantee the repayment of principal and interest of bonds - usually "ABS - Asset Backed Securities" (q.v.) or US municipal bonds - on default by the issuer, which enables the guaranteed bond to obtain a better rating than similar unguaranteed issues.

NOPAT - Net Operating Profit After Tax
Net operating profit remaining after the deduction of taxes.

Operating risk
The risk of losses due to errors, violations, interruptions, damages caused by internal processes, personnel or systems, or by external events. This definition includes legal and compliance risk, but excludes strategic and reputational risk.
For example, operating risks include losses deriving from internal or external fraud, employment contracts and employment protection regulations, customer claims, distribution of products, fines and other sanctions arising from breaches of regulations, damages to the company's assets, interruption of operations, malfunction of systems and the management of processes.

Option
The right, but not the commitment, acquired by the payment of a premium, to buy (call option) or sell (put option) a financial instrument at a given price (strike price) by or at a determined future date (American option / European option).

Originator
The entity that originated the assets to be securitized or acquired them from others.

OTC - Over the counter
Over-the-counter (OTC) trading consists of the exchange of financial instruments such as shares, bonds, derivatives or goods directly between two counterparties. The OTC markets do not have standardized contracts or buying/selling procedures and are not associated with a set of rules (admissions, controls, obligations of information, etc.) like those that govern the official markets.

Overcollateralization
The value of the assets underlying the bonds issued is higher than the amount of the bonds.

Payout ratio
Indicates the percentage of net income that is distributed to shareholders. The percentage distributed is determined mainly on the basis of the company's self-financing needs and the return expected by shareholders.

PD - Probability of Default
Probability of a counterparty entering into a situation of "default" (q.v.) within a time horizon of one year.

Preference shares
Capital instruments that associate forms of remuneration tied to market rates with particularly pronounced subordination conditions, such as non-recovery in subsequent years of the interest not paid by the bank and bearing a share of its losses in the event that these produce a significant reduction in the capital requirements. The regulatory authorities set the conditions under which preference shares may be counted among the core capital of banks and banking groups.

Definition of Terms and Acronyms (Continued)

Private banking
Financial services aimed at so-called "high-end" private customers for the global management of financial needs.

Private equity
Investments in the risk capital of companies, generally unlisted but with high growth potential and the ability to generate constant cash flows. Investments in private equity include a wide range of operations that vary according to both the development phase of the company concerned and the investment techniques used. These techniques include closed-end private equity funds.

Purchase Companies
Vehicle used by "ABCP Conduits - Asset Backed Commercial Paper Conduits" (q.v.) to purchase the assets to be securitized and subsequently financed by the Conduit vehicle by means of commercial paper.

RARORAC - Risk Adjusted Return On Risk Adjusted Capital
This is the ratio between EVA - Economic Value Added" (q.v.) and allocated/absorbed capital and represents the value created per each unit of risk taken.

Rating
Evaluation of the quality of a company or its issues of debt securities on the basis of the company's financial soundness and prospects. This evaluation is made either by specialist agencies or by the bank on the basis of internal models.

Retail
Customer segment consisting principally of private individuals, self-employed professionals, traders and artisans.

RMBS - Residential Mortgage Backed Securities
Asset Backed Securities (q.v.) with residential mortgages as underlyings.

RWA - Risk Weighted Assets
On-balance sheet assets and off-balance sheet assets (derivatives and guarantees) classified and weighted by different coefficients referring to risks, following banking rules issued by local Supervisors (i.e. Banca d'Italia, Bafin, etc.), to calculate solvency ratios.

Securitization
Transfer of a portfolio of assets to a "SPV - Special Purpose Vehicle" (q.v.) and the issue of securities with various levels of seniority to meet any default by the underlying assets.
Securitizations can be:
- **traditional:** method of securitization whereby transfer of the assets is by means of sale of the portfolio to the "SPV - Special Purpose Vehicle" (q.v.).
- **synthetic:** method of securitization whereby the transfer of assets is by means of credit derivatives or similar security enabling the risk of the portfolio to be transferred.

Sensitivity
The greater or lesser degree of sensitivity with which certain assets or liabilities react to changes in rates or other reference parameters.

Sponsor
An entity other than the Originator (q.v.) which sets up and manages an ABCP conduit or other securitization scheme where assets are acquired from a third entity for securitization.

SPV - Special Purpose Vehicles
An entity - partnership, limited company or trust - set up to carry out a set object, such as isolating financial risk or obtaining special regulatory or tax treatment for specific portfolios of financial assets.

SPV's operations are accordingly limited by a set of rules designed for this purpose.

In general SPVs' sponsors (q.v.) do not hold equity in them. The equity is held by other entities in order to ensure that there is no shareholder relationship with the Sponsor (q.v.). SPVs are usually bankruptcy-remote, in that their assets cannot be claimed by the creditors of the sponsor, even if the latter becomes insolvent.

Subprime (Residential Mortgages)
Although Subprime has no univocal definition, this category includes mortgages granted to borrowers who have had repayment difficulties in the past, e.g. delayed installments, insolvency or bankruptcy, or who are more likely to default than the average due to high loan-to-value and installment-to-income ratios.

Swap
A transaction that generally consists of the exchange of financial streams between operators according to different contractual arrangements.
In the case of an interest rate swap (IRS), the counterparties exchange payment streams that may or may not be linked to interest rates, calculated on a notional principal amount (for example, one counterparty pays a stream on the basis of a fixed rate, while the other does so on the basis of a variable rate).
In the case of a currency swap, the counterparties exchange specific amounts in two different currencies, with these amounts being exchanged back in due course according to predefined arrangements that may concern both the capital (notional) and the streams of interest payments.

Tier 1 Capital
The most reliable and liquid part of a bank's capital, as defined by regulatory rules.

Tier 1 Capital Ratio
The percentage of a bank's Tier 1 Capital to its risk weighted assets "RWA - Risk Weighted Assets" (q.v.).

UCI - Undertaking for Collective Investment
This term includes "UCITS" (q.v.) and other collective investment Funds (real estate collective investment funds, closed-end investment funds).

UCITS - Undertaking for Collective Investment in Transferable Securities
This term covers open-end real estate investment funds, both Italian and foreign, and investment companies with variable capital. The latter are joint stock companies that have the sole purpose of collective investment of the assets gathered through a public offer of their own shares.

US GAAP - United States Generally Accepted Accounting Principles
Accounting principles issued by the FASB (Financial Accounting Statement Board), generally accepted in the USA.

VaR - Value at Risk
A method used for quantifying risk. It measures potential future losses which will not be exceeded within a specified period and with a specified probability.

Vintage
The year of issue of the collateral underlying bonds created by securitization. In the case of subprime mortgages this information is an indicator of the riskiness of the bond, since the practice of granting mortgages to subprime borrowers became significant in the US starting in 2005.

Warehousing
A stage in the preparation of a securitization transaction whereby an "SPV - Special Purpose Vehicle" (q.v.) acquires assets for a certain period of time until it reaches a sufficient quantity to be able to issue an ABS.

Jerzy Owsiak,
The Great Orchestra of Christmas
Charity Foundation
Corporate Banking Client - Poland

«When the climax of the Great Orchestra of Christmas Charity gets under way, some 120,000 volunteers take to the streets of cities, towns and villages. Their donation boxes fill up in an absolutely magical way. Everybody knows we raise money to buy life-saving medical equipment. Sometimes people wonder if their spare change can really help.
But of course that is exactly how millions of Poles join to make this happen. But before we can put that spare change to use, it all has to be counted and deposited to our accounts. Sorting, counting, balancing and managing our accounts - by doing these things, Bank Pekao SA helps us immensely and makes our job that much easier.»

It's easy with UniCredit.



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OWSIAK

Certification

Consolidated Financial Statements Certification pursuant to art. 81-ter of Consob Regulation no. 11971 of May 14, 1999, as amended

1. The undersigned Alessandro Profumo (as Chief Executive Officer) and Marina Natale (as the Manager Charged with preparing the financial reports), of UniCredit SpA, taking into consideration Art. 154-bis (subparagraph 3 and 4) of Italian Legislative Decree February 24th 1998 n.58, do hereby **certify**:
   - the adequacy in relation to the Legal Entity features and
   - the actual application

   of the administrative and accounting procedures employed to draw up 2009 Consolidated Financial Statements.

2. The adequacy of administrative and accounting procedures employed to draw up 2009 Consolidated Financial Statements has been evaluated applying a Model defined by UniCredt SpA coherent with "Internal Controls - Integrated Framework" (CoSO) and "Control Objective for IT and Related Technologies" (Cobit), which represent international commonly accepted standards for internal control system.

3. The undersigned also **certify** that:

   3.1 The 2009 Consolidated Financial Statements:

   a) were prepared in compliance with applicable international accounting standards recognized by the European Community pursuant to European Parliament and Council Regulation no.1606/2002 of July 19, 2002;

   b) correspond to results of the books and accounts records;

   c) were prepared according to Art. 9 of the Legislative Decree N.38/2005 and are suitable to provide a fair and correct representation of the situation of the assets and liabilities, the economic and financial situation of the issuer and the group of companies included in the scope of consolidation.

   3.2 The report on operations shall contain a reliable analysis of the trend and operating results, as well as whole situation of the issuer and of the Legal Entities included in the scope of consolidation, together with a description of the main risks and uncertainties they are exposed.

Milan, March 16, 2010

Alessandro Profumo

Marina Natale



Report of External Auditors

KPMG

KPMG S.p.A.
Revisione e organizzazione contabile
Via Vittor Pisani, 25
20124 MILANO MI

Telefono +39 02 6763.1
Telefax +39 02 67632445
e-mail it-fmauditaly@kpmg.it

(Translation from the Italian original which remains the definitive version)

Report of the auditors in accordance with article 156 of Legislative decree no. 58 of 24 February 1998

To the shareholders of
UniCredit S.p.A.

1 We have audited the consolidated financial statements of the UniCredit Group as at and for the year ended 31 December 2009, comprising the balance sheet, income statement, statement of comprehensive income, statement of changes in equity, statement of cash flows and notes thereto. The parent's directors are responsible for the preparation of these financial statements in accordance with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards recommended by Consob, the Italian Commission for Listed Companies and the Stock Exchange. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and are, as a whole, reliable. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by directors. We believe that our audit provides a reasonable basis for our opinion.

The consolidated financial statements present the prior year corresponding figures for comparative purposes. As disclosed in the notes, the parent's directors restated some of the corresponding figures included in the prior year consolidated financial statements. We audited such financial statements and issued our report thereon on 9 April 2009. We have examined the methods used to restate the prior year corresponding figures and related disclosures for the purposes of expressing an opinion on the consolidated financial statements at 31 December 2009.

3 In our opinion, the consolidated financial statements of the UniCredit Group as at and for the year ended 31 December 2009 comply with the International Financial Reporting Standards endorsed by the European Union and the Italian regulations implementing article 9 of Legislative decree no. 38/05. Therefore, they are clearly stated and give a true

and fair view of the financial position of the UniCredit Group as at 31 December 2009, the results of its operations and its cash flows for the year then ended.

4 The directors of UniCredit S.p.A. are responsible for the preparation of a report on operations and a report on the corporate governance and shareholding structure, published in the "Governance" section of UniCredit S.p.A.'s website, in accordance with the applicable laws and regulations. Our responsibility is to express an opinion on the consistency of the report on operations and the information required by article 123-bis.1.c/d/f/l/m and article 123-bis.2.b of Legislative decree no. 58/98 disclosed in the report on the corporate governance and shareholding structure with the financial statements to which they refer, as required by the law. For this purpose, we have performed the procedures required by the Italian Standard on Auditing 001 issued by the Italian Accounting Profession and recommended by Consob. In our opinion, the report on operations and the information required by article 123-bis.1.c/d/f/l/m and article 123-bis.2.b of Legislative decree no. 58/98 disclosed in the report on the corporate governance and shareholding structure are consistent with the consolidated financial statements of the UniCredit Group as at and for the year ended 31 December 2009.

Milan, 31 March 2010

KPMG S.p.A.

(signed on the original)

Mario Corti
Director of Audit

Creative concept, Graphic development and Composition:
Mercurio S.r.l. Studi di promozione pubblicitaria - Milan
www.mercurioitaly.it

Printed: Grafiche Milani Segrate (Milan)
May 2010

At UniCredit Group, we are aware of the environmental impact of our business activities and strive to always factor environmental sustainability into our strategic decisions.

In 2010, we are seeking to offset the greenhouse gas emissions associated with the publication of our 2009 Consolidated Reports and Accounts and 2009 Sustainability Report by contributing to reforestation projects in Italy.

For the 2009 Consolidated Reports and Accounts and 2009 Sustainability Report, we worked to offset related emissions in association with AzzeroCO_2

Prodotto compensato tramite
forestazione in Italia.

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. ICILA-COC-000262
©1996 Forest Stewardship Council

Printed on certified recycled chlorine-free paper.

UniCredit Group